Form 20-F
period 2003-07-31
CORAL GOLD CORP
filed 2003-08-15
CIK 813639

U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 20-F
                            -------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO
     ______________

                         Commission File Number 0-15688

                                CORAL GOLD CORP.
               (Exact name of Company as specified in its charter)

         A CORPORATION FORMED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA
                 (Jurisdiction of Incorporation or Organization)

                         455 Granville Street, Suite 400
                       Vancouver, British Columbia V6C 1T1
                                     Canada
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, without Par Value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of January 31, 2003 was 34,709,938.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X]Yes [ ]No

Indicate by check mark which financial statement item the Company has elected to follow.
        Item 17 [X]    Item 18 [ ]

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

                           Forward-Looking Statements

     The following discussion contains forward-looking statements regarding events and financial trends, which may affect Coral Gold Corp.'s (the "Company") future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D. and "Operating and Financial Review and Prospects" at Item 5.

                                     Part I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A.   Selected Financial Information

     The selected historical financial information presented in the table below for each of the years ended January 31, 2003, 2002, 2001, 2000, and 1999, is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements and notes for each of the years in the three year period ended January 31, 2003, are included in this Annual Report. The selected historical financial information for the years ended January 31, 2000 and 1999, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

     The selected financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 14 is a reconciliation between Canadian and U.S. GAAP which differ in respect to the recording of the foreign exchange (gains) and losses, deferred exploration expenditures and recognition of compensation expense upon the issuance of stock options.

     In this Annual Report, all dollars are expressed in Canadian dollars unless otherwise stated.


Canadian GAAP                                                         At January 31
                                                                      -------------

                                                2003           2002            2001            2000            1999
                                                ----           ----            ----            ----            ----
Operations
----------

Revenue                                     $    Nil       $    Nil         $    Nil       $    Nil        $    Nil

Expense
   General and Administrative                538,893        244,071          260,433        475,763         425,270

Net Income (Loss)                           (755,999)    (1,128,401)        (471,458)      (484,920)       (365,105)

Net Income (Loss) Per Share                    (0.03)         (0.05)           (0.02)         (0.03)          (0.02)


Balance Sheet
-------------

Working Capital                            $  43,181      $ 336,598        $ 393,554      $ 662,350      $1,457,604

Total Assets                               8,888,094      6,564,304        7,030,494      7,183,346       7,677,790

Liabilities                                  387,499        259,095           78,884         32,778          42,302

Shareholders' Equity                       8,500,595      6,305,209        6,951,610      7,150,568       7,635,488



U.S. GAAP                                                             At January 31
                                                                      -------------
                                                2003           2002             2001           2000            1999
                                                ----           ----             ----           ----            ----
Operations
----------

Revenue                                      $   Nil        $   Nil         $    Nil       $    Nil        $    Nil

Expense
   General and Administrative                538,893        244,071          260,433        475,763         425,270

Deferred Exploration
     Expenditures                         (1,351,302)      (196,909)        (281,238)      (309,509)       (253,512)

Stock Based Compensation
     Expense                                (600,000)             -                -              -               -

Write-down of Mineral Properties                   -        805,385          206,898              -               -

Net Income (Loss)                         (2,077,539)    (1,191,541)        (577,882)      (756,526)        126,401

Net Income (Loss) Per Share                    (0.07)         (0.06)           (0.03)         (0.03)           0.01


Balance Sheet
-------------

Working Capital                               88,587        336,598          393,554        662,350       1,457,604

Total Assets                               2,576,198      1,489,234        2,082,314      2,349,341       2,915,391

Liabilities                                  387,499        259,095           78,884         32,778          42,302

Shareholders' Equity                       2,188,699      1,230,139        2,003,430      2,316,563       2,873,089


                                 Exchange Rates

     The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

              Year Ended:
              December 31            Average           Period End             High                Low
              -----------            -------           ----------             ----                ---
                 1998                 1.4831             1.5305              1.5765             1.4096

                 1999                 1.4836             1.5375              1.5770             1.4075

                 2000                 1.4855             1.4995              1.5600             1.4350

                 2001                 1.5487             1.5925              1.6023             1.4933

                 2002                 1.5704             1.5800              1.6128             1.5108


     The following table sets forth the high and low exchange rate for the past six months. As of July 18, 2003, the exchange rate was CN$1.4114 for each US$1.

                  Month                     High         Low
                  -----                     ----         ---

                  January 2003              $1.5750      $1.5220

                  February 2003             $1.5315      $1.4880

                  March 2003                $1.4905      $1.4659

                  April 2003                $1.4843      $1.4336

                  May 2003                  $1.4221      $1.3446

                  June 3003                 $1.3768      $1.3348


B.   Capitalization and Indebtedness

     Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not Applicable.

D.   Risk Factors

     In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risk and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

     We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2003, we had a net loss of $755,999 and an accumulated deficit on January 31, 2003 of $18,122,458. The Company has not generated revenues from operations during fiscal year 2003 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company's properties will be placed in production or that the Company's operations will be profitable in the future.

     The Mining industry is highly speculative and involves substantial risks. Even when mining is conducted on properties known to contain significant quantities of ore deposits it is generally accepted in the mining industry that most exploration projects do not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls. Mining activities are subject to substantial operating hazards, some of which are not insurable or may not be insured for economic reasons.

     The commercial quantities of ores cannot be accurately predicted. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

     There are no assurances that we can produce minerals on a commercially viable basis. The Company's ability to generate revenues and profits is expected to occur through exploration of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

     Mining operations and exploration activities are subject to various federal, state and local laws and regulations. Laws and regulation govern the development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

     Market price is highly speculative. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production of such properties.
During the past year the price of gold has substantially decreased. If the decline in gold prices continues, this may adversely affect the Company's ability to raise capital to explore for existing and new mineral properties.

     Penny stock rules may make it more difficult to trade the Company's common shares. The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

Item 4. Information on the Company

A.   History and Development of the Company

     The Company was organized under The Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Carol Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and subsequently to Coral Gold Corp. on September 9, 1987. The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

B.   Business Overview

     The Company's principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

     The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the Company as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases, the Company, through its own efforts, stake mineral claims or acquires exploration permits. In other cases the Company acquires interest in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement, which requires the Company to make specific option payments and to incur a specified amount of exploration expenditures on the property within a given time in order to earn an interest in the property. Most option agreements provide that once the Company has made the required option payments and incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs, based on its percentage interest in the property, or suffer dilution of its interest.

     The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling. Once a property is determined to have limited exploration potential, the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high, the Company may seek a third party to earn an interest by furthering the development. Optioning a property to a third party allows the Company to retain an interest in further exploration and development while limiting its obligation to commit large amount of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

     The Company's mining claims are located in the states of Nevada and California in the United States. The Company's present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

Robertson Mining Claims

     During fiscal 1999, the Company entered into an option agreement with Placer Dome U.S. Inc. respecting the Robertson Ming Claims (the "Option Agreement") wherein Placer assumed the financial guarantee on a US$2,050,000 reclamation bond on a portion of the Robertson Mining Claims (the "Reclamation Bond"). Pursuant to the terms of the Option Agreement, when the Option Agreement terminated on December 31, 2002, the Company was required to post its own security for the Reclamation Bond and obtain a full release of Placer's guarantee not later than 18 months after the effective date of termination. In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Mining Claims to reduce the Reclamation Bond Placer had guaranteed for the Company. The Company was able to meet Placer's deadline by conducting sufficient reclamation and raising sufficient funds to remove Placer's guarantee. The Reclamation Bond was reduced to US$786,100 for which the Company posted cash. Subsequent to Fiscal year ended 2003, with more reclamation work having been completed and accounted for, the Reclamation Bond was further reduced to US$380,000. The cost to the Company to conduct the reclamation, prepare updated reclamation plan, and other associated costs was approximately US$500,000.

Norma Sass and Ruff Claims

     Upon the termination of the Option Agreement with Placer, the Company held a 100% interest in the Norma Sass and Ruff Claims. On December 31, 1999, the Company and Levon Resources Ltd entered into a Fourth Amending Agreement whereby Levon could earn an undivided 50% interest in the Norma Sass and Ruff Claims upon completion of certain terms. This agreement was amended on December 31, 2002 whereby Levon earned a 33-1/3% interest in the claims by the issuance to the Company 300,000 common shares of Levon (received during previous fiscal years) and incurring $350,294 in exploration on Norma Sass and Ruff Claims (incurred during prior years). The Company currently owns a 66-2/3% interest in the Norma Sass and Ruff Claims following the December 2002 amendment to the Fourth Amending Agreement with Levon.

     On December 4, 2002, the Company granted an option to acquire 33-1/3% interest in the Norma Sass and Ruff Claims to Goldfranchise Corporation. In order to earn the interest, Goldfranchise must:

     (a) Pay the Company US$38,391.50, which has been received by the Company;

     (b) Incur a minimum of US$300,000 on the Norma Sass and Ruff Claim, of which US$100,000 must be made on before December 4, 2003 and the balance of US$200,000 on or before December 4, 2004; and

     (c) Pay the Company 33-1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

Bralorne Property

     During fiscal year 1999, the Company acquired an option to purchase a 25% interest in certain mineral properties located in the Lillooet Mining Division, British Columbia, subject to a joint venture agreement between Bralorne Pioneer Gold Mines Ltd., and Avino Silver & Gold Mines Ltd. ("Joint Venture"). To exercise the option under the Joint Venture, the Company paid $500,000 and must
(i) pay $200,000 by each October 1999 through 2003, (ii) pay $250,000 by October 17, 2004, and (iii) assume $700,000 of the Joint Venture liability and contribute 25% of all future costs related to the Bralorne Property. The Company has made the first installment payment of $200,000 for October 1999. By an Amendment dated October 16, 2000, the 2000 payment was extended to August 31, 2001, which the Company failed to make, and as of fiscal year ended 2002, the Company decided to abandon the option.

Plan of Operation

Mining Activities

     All of the properties and interest in which the Company owns are in the exploration stages only. Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

Exploration and Business Development

     The Company's exploration and business development activities are focused on gold. In the United States, the Company's major exploration and business development project is the Robertson Mining Claims. During the fiscal year 2003, the Company focused on reclamation on the Robertson Mining Claims, including reclaiming the bone yard, removing old buildings, and filling drill holes. In addition, in November 2002, the Company conducted a drilling program on the Carve-out Claims of the Robertson Mining Claims. Mr. Robert McCusker, former Senior Geologist for Amax Gold Mines, supervised the 7,315-foot program and reported the following: The drilling was focused on two areas: follow-up drilling in the immediate vicinity of existing drill hole 97401 and a series of close-spaced offset holes near PR-380.

     In 1997, Cortez Gold Mines completed hole 97401 to a depth of 3,000 feet in the immediate footwall of the structural projection of the Pipeline fault, had previously intersected 20 feet averaging 0.051 oz Au/t starting at 1,160 feet. The Company offset this intercept with three 1,350 - 1,500 feet deep reverse circulation holes, which encountered scattered narrow (20- ft-thick) intervals of weakly anomalous gold values (5 ppb to 80 ppb) in the upper 400 feet of these holes. Below 400 ft, Au values remain mostly below the lower detection of 5 ppb hosted in the upper portion of the Paleozoic sedimentary carbonate rock sequence. Shallow offset drilling conducted by Cortez, intersected 70 ft of ore-grade mineralization in hole PR-380 that averaged 0.067 oz Au/t, starting at 260 feet. Existing near-by drill holes (six reverse circulation holes) returned only scattered anomalous gold values, including 20 ft averaging 0.012 oz Au/t in PR-382. The Company offset the intercept in PR-380 with three close-spaced, 1,000-ft-deep Reverse Circulation holes in order to define the extent of higher grade gold. The drilling encountered a series of closely spaces, sub-horizontal zones of weakly to strongly anomalous gold values ranging from 5 ppb to 440 ppb (0.012 oz Au/t) in the upper 500 ft of the holes. The zones vary from 20-ft to 110- feet thick and define at least three district mineralized horizons that may be laterally continuous to at least 600 ft. The mineralization is confined to variably silicified and decalcified, silty micritic limestone strata of the Devonian Wenban Limestone, which has also undergone locally strong bedding-parallel shearing and "carbon enrichment". Gold values >30ppb (approximately 0.001 oz Au/t) defined a north to north-northeast trending mineralized zone, which extends at least 600 ft north of PR-380.

     Results from the offset drilling in the vicinity of hole 97401 indicate that rocks forming immediate footwall of the Pipeline fault, along the east edge of the Carve-out Claims of the Robertson Mining Claims, are mainly unaltered and less favorable non-calcareous sedimentary rocks greatly reducing potential for discovery of Carlin-style mineralization in this area. In the PR-380 area, offset drilling confined the higher-grade portion of the resource to a small area of the claims. This drilling, together with the past Cortez efforts, have define at least three sub-horizontal zones containing anomalous gold values ranging from 30 to 440 ppb that included the higher grade values in BG-2 and PR-380. Structure controls for the higher grade is unclear, but the mineralized envelope, although low-grade, remains open for expansion and possible discovery of additional higher grade resources.

     The Company spent $1,185,090 on reclamation, exploration and development in fiscal year 2003 on the Robertson Mining Claims.

     Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

Competition

     The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The companies compete with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Dependence on Customers and Suppliers

     The Company is not dependent upon a single or few customers or supplier for revenues or its operations.

Environmental Regulations

     The Company's exploration and mining programs in Nevada and California are subject to state and federal regulations regarding environmental considerations. All operations involving the exploration for the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of exploration or production operations. Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection. Such legislation, as well as further interpretation of existing laws in the United States, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of operations, the extent of which cannot be predicted. Environmental problems known to exist at this time in the United States may not be in compliance with regulations that may come into existence in the future. This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such problem and could substantially reduce earnings. At the present time, the Company's mining operations in Nevada and California are in compliance with all known environmental requirements.

C.   Organization Structure

     The Company has two wholly-owned subsidiaries, Coral Energy Corporation of California, a California corporation which holds title to the Company's California real property, and Coral Resources, Inc., a Nevada corporation, which holds title to the Company's mining claims located in Nevada.

D.   Property, Plants and Equipment

Nevada and California, United States

Robertson Mining Claims U.S.A.

     The Robertson Mining Claims are located in Crescent Valley, Nevada on the western flanks of the Shoshone Range, 28 miles to the southeast of Battle Mountain, Nevada, which lies some 230 miles northeast of Reno, Nevada. The Robertson Mining Claims comprise approximately 11,000 acres in the Bullion Mining District, Lander County, Nevada, and currently include 724 patented and unpatented load mining claims. The Robertson Mining Claims is recorded under three separate claims groups known as the (i) Core Claims (100% owned), Carve-out Claims (39% carried interest), and (iii) the Norma Sass and Ruff Claims (66-2/3% owned).

     These claims have been acquired over a period of several years from different sources. Access to the Robertson Mining Claim from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306 to the community of Crescent Valley, a distance of approximately 102 kilometers and then an additional 16 kilometers south on highway 306 from the community of Crescent Valley to the access road to the property. A four-wheel drive vehicle is usually necessary to access all roads on the property. The entire Robertson property is subject to (i) a 3% net smelter royalty to Geomex Development Eighth Partnership ("Geomex 8"), which royalty shall cease at such time as the sum of US $1,250,000 has been paid to Geomex 8 and, (ii) various leases requiring minimum annual advanced royalities from 2% to 10%.

Core Claims and Carve-Out Claims
--------------------------------

     On January 31, 1999, the Company entered into an option agreement with Placer Dome U.S. Inc. which grants Placer an option to acquire up to 70% interest in the entire Robertson Mining Claims upon the fulfillment of certain obligations ("Placer Venture Agreement"). If the Placer Venture Agreement is terminated at any time prior to Placer becoming fully vested in its 70% interest in the Robertson Mining Claims, Placer shall recover its previously vested 61% interest and the parties' rights and obligations therein shall be governed by the terms of the Exploration and Mining Venture Agreement dated July 11, 1997.

     On December 13, 1999 Placer presented an offer to the Company, which, if the Company accepted, would replace the Placer Venture Agreement. The Company considered and rejected the offer. On December 31, 1999 Placer terminated the Placer Venture Agreement. As a result of the termination of the Placer Venture Agreement, the Company now owns 100% interest in the Core Claims and 66-2/3% of the Norma Sass and Ruff Claims. In addition, upon termination of the Placer Venture Agreement, the Company and Placers' rights and obligations on the Carve-out Claims reverts back to the terms of the Exploration and Mining Venture Agreement dated July 11, 1997 whereby Placer retains its previously-vested interest (61%), and the Company has a 39% interest carried to production.

     Under the terminated Placer Venture Agreement, Placer has a residual obligation to perform all reclamation required as a result of its operations on the Robertson Mining Claims, and the Company is obligated to obtain a release of Placer's guarantee of the reclamation bond and post its own reclamation bond. Currently, the Company has posted its own reclamation bond and released Placer from the guarantee.

Norma Sass and Ruff Claims
--------------------------

     The Company currently owns a 66-2/3% interests in the Norma Sass and Ruff Claims, which originally was a part of the Carved-Out Claims, after an option agreement with Levon Resources Ltd. was amended on December 31, 2002 giving Levon a 33-1/3 interest in the Norma Sass and Ruff Claims. Levon is a British Columbia Corporation engaged in the exploration of precious minerals and has common directors with the Company.

     On December 4, 2002, the Company granted an option to acquire a 33-1/3% interest in the Norma Sass and Ruff Claims to Goldfranchise Corporation. In order to earn the interest, Goldfranchise must:

     (a) Pay the Company US$38,391.50, which has been received by the Company;

     (b) Incur a minimum of US$300,000 on the Norma Sass and Ruff Claims, of which US$100,000 must be made on before December 4, 2003 and the balance of US$200,000 on or before December 4, 2004; and

     (c) Pay the Company 33-1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

JDN Claims (formerly known as the JD Mining Claim)

     On December 16, 1986, the Company acquired six mining claims on 550 acres of land near Crescent Valley (Lander County), Nevada for US $10,000. The Company located an additional 28 unpatented lode mining claims covering some 30 acres in May 1996 and acquired a 100% interest by staking the "JDN Claims". The JDN Claims are located approximately three miles north of the Robertson Mining Claims. In 1987, geological mapping was conducted. In fiscal year 1994, the Company optioned a 50% interest in the JDN claims to Mill Bay Ventures, formerly First International Metals Corp. ("Mill Bay"), a company with common directors and an affiliate to the Company, for $10,000 and an initial installment of 50,000 shares of common shares of Mill Bay. On February 5, 1997, Mill Bay exercised the option by issuing to the Company an additional 50,000 common shares and completion of specified exploration work.

     Access to the JDN Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 102 kilometers to the community of Crescent Valley and then an additional 18 kilometers on a gravel access road from the community of Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property. There is no underground or surface plant or equipment on the JDN Claims. As of fiscal year 2001, the Company has writing down the JDN Claims to a nominal value.

C-Eagle Claims

     In 1987, the Company acquired a 100% interest in the C-Eagle Claims. The C-Eagle Claims consist of 15 lode mineral claims, and are located at Corral Canyon, in Lander County, approximately 16 kilometers north-northwest of Placer's Cortez gold mine and comprises a total of approximately 646 acres. The C-Eagle Claims are approximately three miles west of Crescent Valley, Nevada, and approximately 18 miles southeast of Battle Mountain, Nevada. Access to the C-Eagle Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 90 kilometers and then an additional 13 kilometers on a gravel access road from the community of Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property. There is no underground or surface plant or equipment on the C-Eagle Claims, or any known body of commercial ore.

     The C-Eagle Claims are subject to a 3% net smelter royalty to Geomex Development Eighth Partnership ("Geomex 8"), which royalty shall cease at such time as the sum of US $1,250,000 has been paid to Geomex 8.

     In fiscal year 1994, the Company optioned a 50% interest in these claims to Levon for $10,000 and 100,000 Levon common shares. During 1996, Levon exercised its option and holds a 50% interest in the C-Eagle Claims with the Company. During fiscal year 2000, no substantial work at the C-Eagle Claims was conducted and as of fiscal year 2001, the Company has writing down the C-Eagle Claims to a nominal value.

Ludlow Property

     The Company owns certain mining property consisting of approximately 128 acres in San Bernardino County, California (the "Ludlow Property"). The purchase price for the Ludlow Property was $28,187 and as of January 31, 2000, the Company has expended $36,885 on exploration costs. The property is located approximately six miles south of Ludlow, California, and is readily accessible by dirt road from Ludlow. Ludlow lies at the western junction of U.S. Highway 40 and Route 66. Old wagon roads allow any part of the property to be reached by an easy walk. The Ludlow property has previously been explored as evidenced by trenches, pits and shallow shafts and adits. The only recorded data relating to previous exploration applies to the Baghdad-Chase Mine which lies approximately 2 1/2 kilometers to the south of the Ludlow property.

     There is no surface or underground plant or equipment on the Ludlow Property. There has been no underground exploration or development work done on the claims by the Company other than geochemical soil sampling and, to the Company's knowledge, there is no record of the previous work carried out on the claims as indicated by the evidence of trenches, pits and shallow shafts and adits that are located thereon. No exploration work has been performed on the property for the past five fiscal years. In order to keep the mining title to the Ludlow Property in good standing, the Company is required to pay property taxes. As of fiscal year 2001, the Company has writing down the Ludlow Property to a nominal value.

Mexico

Mexican Mining Claims

     The Company is the owner of 49% of the issued and outstanding capital stock of Minera Norte Sur S.A. De C.V., a Mexican corporation ("Minera Norte Sur"). The 51% ownership interest in the Minera Norte Sur is held by Mexican nationals. The Minera Norte Sur has yet to commence any exploration work on its mining claims. The investment by the Company in Minera Norte Sur has been written-down to nominal value, as a permanent decline in value of Minera Norte Sur has occurred.

Item 5. Operating and Financial Review and Prospects

     This discussion and analysis of the operating results and the financial position of the Company for the years ended January 31, 2002 and 2003, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

A.   Operation Results

     The principal business of the Company has been the acquisition and exploration of precious mineral properties and, where warranted, developing and mining such properties, particularly those judged by the Company to be potentially valuable for gold. The Company's mining claims are located in the states of Nevada and California in the United States. None of the Company's mineral properties are in production and the Company has received no revenues.

Results of Operation

     The Company reports a net loss of $755,999 or ($0.03) per share for the year ended January 31, 2003 compared to a net loss of $1,128,401 or ($0.05) per share for the corresponding year in 2002. The Company had no operating revenues but recognized interest income of $10,926 compared to $1,140. The increase is due to a consistently higher interest bearing bank balance this year compared to last year.

     The company recorded a gain in foreign exchange of $1,994 compared to 2002 of $32,738. $155,823 was charged to operations to recognize revenue received under the option agreements on the Norma Sass and Ruff Claims. The Company recorded a reserve of amounts due by a charge to operations of $352,774 as a result of management taking a conservative approach to the likelihood of the recoverability. Marketable securities were written down by $22,686 to reflect the current market value at January 31, 2003. The Hilltop and Eagle properties were written off by a charge to operations of $6,114 because the Company has no current plans to develop these properties A late accrual of $4,275 in consulting fees incurred under the terminated option agreement on the Bralorne project was also written off.

     During fiscal year ended January 31, 2003 the Company had operating expenses of $538,893 compared to $244,071 for the fiscal year ended January 31, 2002. The increase in the year of $294,822 or approximately 120.79% was primarily due to the increase in administrative expenses which for 2003 have increased from $244,931 to $527,967 when compared to 2002. Consulting fees have declined by $35,041 while management fees have increased by $84,500. In 2002 the Company paid or accrued consulting fees to the then president of the Company of $64,663 for the administration of the day to day activities and operations of the Company. The 2003 consulting fees relate to costs incurred by independent, unrelated, individuals and companies for financing and other corporate matters.

     Management fees of $84,500 for 2003 relate to a management contract dated February 1, 2002 with the president of the Company providing for $60,000 per annum, as amended on September 1, 2002 providing for $90,000 per annum for the administration of the day to day operations and activities of the Company. Included in the management fee expense is $5,000 due or paid to the chairman of the board under a contract dated September 1, 2000 providing for $12,000 per annum for his contribution to the Company. There were no management fees paid or accrued in 2002.

     Directors fees increased from $Nil in 2002 to $11,500 in 2003. In September 2002 the Company adopted a policy whereby the directors would be compensated $500 for each director who attends a meeting of the board of directors to cover their time and expenses.

     Investor relations and shareholder information has increased from $20,769 in 2002 to $101,614 in 2003. The Company took a much more aggressive approach to promoting the awareness of the Company. Included in the expense for 2003 were $27,162 in advertising; $20,597 for the annual report and shareholder updates; $3,930 for the distribution of the annual general meeting mailing material; and a public relations contract for $18,690 and approximately $22,000 for participating in trade shows. In 2002 the annual report costs were $8,408 including printing and mailing. The distribution costs for the annual general meeting material were $3,500 and trade shows and general public relations was $11,908.

     Legal and accounting has increased from $32,721 in 2002 to $110,595 in 2003. The increase is mainly due to a change in the classification of certain expenses. In 2002 the secretary of the Company charged $20,500 for office services which included administration, corporate compliance and accounting. This expense was recorded under the heading "office and miscellaneous". In 2003 the terms of service changed such that the expense was recorded under the category "Accounting". This would account for $28,000 in the accounting expense for 2003.

     Auditing fees have remained consistent with last year averaging $20,000. Due to the re-newed focus on corporate governance in both the U.S and Canada, legal and accounting advice was sought more often by directors, officers, and the in-house staff through the year on issues such as the Robertson reclamation bond issue, corporate governance, and U.S. regulations. Filing and transfer agent fees have increased by $17,396 and $3,481 respectively compared to the expense in 2002. $10,200 of the charge in filing fees was a result of a late accrual in 2002.

     The increased financing activity through the 2003 fiscal year increased the filing fees and the transfer agent fees. Travel has increased from $9,322 to $53,991 as a result of the increased number of out of town trade shows the Company attended and participated in.

Inflation

     Historically, inflation has not affected the Company's business in the current locations where it is doing business and the Company does not expect it to affect the Company's operations in the future.

B.   Liquidity and Capital Resources

     At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a profitable mining property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

     During fiscal year ended January 31, 2003, the Company raised approximately $2.0 million pursuant to a series of private placements to non-U.S. investors. The details of the private placements are as follows:

     - 666,667 units at $0.15 per unit. Each unit consists of one common share and a one year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.15 expiring on February 8, 2003. The Company paid a $10,000 finder's fee in connection with this issuance;

     - 666,667 units at $0.15 per unit. Each unit consists of one common share and a one year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.20 expiring on March 27, 2003. The Company paid a $10,000 finder's fee in connection with this issuance;

     - 490,000 units at $0.15 per unit. Each unit consists of one common share and a one year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.15 expiring on March 23, 2003.

     - 200,000 units at $0.18 per unit. Each unit consist of one common share and a one year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.24 expiring on April 11, 2004;

     - 170,000 units at $0.25 per unit. Each unit consists of one common share and a two year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.25 expiring on June 12, 2004;

     - 400,000 units at $0.18 per units. Each unit consists of one common share and a two year share purchase warrant entitling the investor to purchase an additional common share at a price of $0.24 expiring on June 12, 2004; and

     - 5,563,242 units at $0.29 per unit. Each unit consists of one common share and a two-year share purchase warrant entitling the investor to purchase an additional common share if exercised before June 27, 2003 at a price of $0.33 and thereafter at a price of $0.40 expiring on June 27, 2004. The Company also issued 140,820 agent's warrants in connection with this placement. The agent's warrants carry the same terms as the original warrants. The Company also paid $126,092 in commissions for this placement.

     In addition, during fiscal year ended January 31, 2003, the Company received approximately $1.09 million upon the exercise of various warrants for an aggregate of 4,161,442 common shares at various exercise prices ranging from $0.15 per share to $0.50 per share.


     The Company has working capital of $43,181 at January 31, 2003. Although subsequent to the year, the Company has received approximately $500,000 from the Robertson bond, in order to sustain current operations, the Company will need to refinance in the near future.

C.   Research and Development, Patents and License, etc.

     Not Applicable.

D.   Trend Information

     No known trend.

Item 6. Directors, Senior Management and Employees

A.   Directors and Senior Management

     The following is a list of the Company's directors and officers as of fiscal year ended January 31, 2003. The directors were elected by the Company's shareholders on June 30, 2002.

   Name                            Position Held                  Principal Occupation             Director Since
   ----                            -------------                  --------------------             --------------

   Lloyd Andrews                   Chairman and Director          Businessman; Director of Smith   September 1997
                                                                  Barney Mutual Fund; Chairman
                                                                  and Director of Berkley
                                                                  Resources Inc.

   Matt Wayrynen(1)                President (CEO) and Director   Retired Real Estate and          June 2002
                                                                  Investment Adviser; President
                                                                  of Berkley Resources Inc.

   Chris Sampson                   Vice President Exploration     Professional Engineer;           February 1996
                                   and Director                   Director of other public
                                                                  mining companies

   Louis Wolfin                    Director and Former            Mining Executive, President of   June 1990
                                   President and CEO              Avino Silver & Gold Mines;
                                                                  Director of other public
                                                                  mining companies

   Ernest Calvert                  Director                       Businessman; Director of other   June 1990
                                                                  public mining companies

   Dr. Joseph H. Cohen             Director                       Corporate Consultant             May 2001

   William Glasier                 Director                       Businessman; Director of other   August 1990
                                                                  public mining companies

   Florian Riedl-Riedenstein       Director                       Independent Financial            March 1994
                                                                  Consultant; Director of
                                                                  another public mining company

   David Wolfin(2)                 Director                       Public Relations; President of   September 1997
                                                                  Gray Rock Resources Ltd.

   Robert Schilling                Director                       Consultant                       June 2001

     (1) Mr. Matt Wayrynen is the son-in-law of Mr. Louis Wolfin.

     (2) Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.   Compensation

     The following table sets forth particulars concerning the compensation of the named executive officers as defined in Form 51-904F B.C. Securities Act and Rules for the Company's fiscal year ended January 31, 2003.

     At the end of the Company's most recently completed financial year, the Company had one Named Executive Officer, Matt Wayrynen, the Company's President
(CEO) and during the last two fiscal years the Named Executive Officer was Louis Wolfin.

                                                    Summary Compensation Table
                                                    --------------------------

                             Annual Compensation                                     Long-Term Compensation Awards
                             -------------------                                     -----------------------------

                                                                                       Securities
                                                                                         Under        Restricted
Name/Principal                                          Bonus for    Other Annual     Options/SARS   Shares/Units      All Other
Position                       Year       Salary(1)     the Year     Compensation     Granted (#)(2)    Awarded      Compensation
--------                       ----       ------        --------     ------------     -----------       -------      ------------
                                             $             $              $                                $               $


Matt Wayrynen,                 2003        84,500          -              -            400,000             -               -
President (CEO)                2002         5,000(3)       -              -            500,000             -               -
                               2001          -             -              -               -                -               -
Louis Wolfin, Former
President (CEO)                2002                        -              -            500,000             -               -
                               2001       $55,000(4)(5)    -              -            500,000             -               -
                               2000       $60,000(4)       -              -            500,000             -               -
                                          $60,000(4)

(1)      No executive officer earned in excess of $100,000.
(2)      Represents total Common Shares under options as of the end of the fiscal year.
(3)      Represents one month of remuneration.
(4)      Represents fees paid to Frobisher Securities Inc., which is owned by Mr. Wolfin.
(5)      Represents eleven months of remuneration.

Termination of Employment, Changes in Responsibilities and Employment Contracts

     There is no employment contract between the Company or its subsidiaries and the named executive officer and the Company has no compensatory plan or arrangement with respect to the named executive officer in the event of the resignation, retirement or any other termination of the named executive officer's employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the named executive officer's responsibilities following a change in control, where in respect of the named executive officer the value of such compensation exceeds $100,000.

C.   Board Practices

     The board of directors is comprised of 10 directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board's mandate and responsibilities can be effectively and efficiently administered at is current size. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 17, 2003, the shareholders elected Lloyd Andres, Matt Wayrynen, Louis Wolfin, Chris Sampson, Ernest A.W. Calvert, Dr. Joseph H. Cohen, William Glasier, Florian Riedl-Riedenstein, Robert Schilling and David Wolfin as directors.

     The board has considered the relationships of each director to coral and considers four of the ten directors to be "unrelated" (Messrs. Andrews, Schilling, Cohen and Sampson). "Unrelated director" as the term is defined in the TSX Company Manual, means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company, other than interest and relationships arising solely from shareholdings.

     Three of the directors who are considered related (Messrs. David Wolfin, Louis Wolfin and Matt Wayrynen) are related by family. Three other directors considered related (Calvert, Glasier, Riedl-Riedenstein) are on the board of directors of Levon Resources Ltd, a company with which the Company has a joint venture on the Norma Sass and Ruff Claims in Nevada.

     The board has addressed the related directorship issues and intends, given a transitional period, to eventually be comprised of a majority of unrelated directors. Procedures are in place to allow the board to function independently. At the present time the board has experienced directors that have made a significant contribution to the Company's success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. The Company's chairman and independent directors meet in the absence of managing directors. Committees meet independent of management and other directors. Committees appoint a chairman from their number who presides over the committee meetings.

Mandate of the Board of Directors, its Committees and Management

     The role of the board is to oversee the conduct of the Company's business, including the supervision of management, and determining the Company's strategy. Management is responsible for the Company's day to day operations, including proposing its strategic direction and presenting budgets and business plans to the board of directions for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company's business. Management provides the board with periodic assessments as to those risks and the implementation of the Company's systems to manage those risks. The board reviews the personnel needs of the Company from time to time, have particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the audit committee, and in conjunction with its auditors, the board assesses the adequacy of the Company's internal control and management information systems. The board looks to management to keep it informed of all significant developments relating to or effecting the Company's operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal mandate for the board of directors and the chief executive officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the board.

     The board has established that they will meet at a minimum of every three months, unless additional meetings are required. The board and committee's may take action at these regular held meetings or at a meeting by conference call or by written consent.

     The board has created four committees, all of which have the mandates set out below.

Committees

     Corporate Governance and Nominating Committee

     The corporate governance and nominating committees assist the board in establishing the Company's corporate governance policies and practices generally, identifying individuals qualified to become members of the board, reviewing the composition and functioning of the board and its committees and making recommendations to the board of directors as appropriate. When considering nominees to the board the committee's mandate requires that it consider the current composition of the board and give consideration to candidates having experience in the industry, life experience and background. The committee is also responsible for the Company's corporate governance guidelines. The committee may retain legal or other advisors.

     The corporate governance and nominating Committee consist of three directors (Messrs. Lloyd Andrews, William Glasier, and Chris Sampson). Messrs. Sampson and Andrews are the unrelated directors. It is intended that this committee will eventually be comprise solely of unrelated/independent directors.

     Audit Committee

     The audit committee assists the board in its oversight of the Company's financial statements and other related public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The committee has direct communications channels with the Company's auditors. The committee reviews the Company's financial statements and related management's discussion and analysis of financial and operating results. The committee can retain legal, accounting or other advisors.

     The audit committee consists of three related directors (Messrs. David Wolfin, Matt Wayrynen and William Glasier) all of whom are financially literate, and Mr. William Glasier has accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

     It is intended that this committee eventually will be comprised solely of unrelated directors.

     The board has adopted a charter for the audit committee which is reviewed annually and sets out the role and oversight responsibilities of the audit committee with respect to:

     - its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

     - determination of which non-audit services the external auditor is prohibited from providing;

     - the engagement, evaluation, remuneration, and termination of the external auditors;

     - appropriate funding for the payment of the auditor's compensation and for any advisors retained by the audit committee;

     -    its relationship with and expectation of the internal auditor;

     -    its oversight of internal control;

     -    disclosure of financial and related information; and

     - any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

     Compensation Committee

     The compensation committee assists the board in monitoring, reviewing and approving compensation policies and administering the Company's share compensation plans. The committee is responsible for reviewing and making recommendations to the board with respect to director and senior management compensation. When granting stock options, the committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the terms of the plan, and the approval of the board. The committee may consider changes to the remuneration of directors, which may be appropriate from time to time. The committee may retain legal or other advisors to assist it.

     The committee consists of two unrelated directors (Messrs. Andrews and Sampson) and one related director (Mr. William Glasier). It is intended that the compensation committee will eventually be comprised solely of unrelated directors.

     Management Committee

     The management committee, between board meetings, may exercise all the powers of the board except those powers specially reserved by law to the board of directors. The committee was created to administer the day to day operations of the Company but does not supplant the board of directors when considering significant issues facing the Company.

     The committee is comprised of two related directors (Messrs. Wayrynen and Louis Wolfin) and one unrelated director (Mr. L. Andrews). The board believes that it is desirable for the majority of the management committee to be related to the Company. The members are required to be available on a daily basis, and hourly if the need arises, to deal with significant issues. All action approved by the management committee is subsequently brought to the attention of the full board of directors.

Compensation of Directors

     The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The compensation committee has adopted a policy which compensates all directors $500 for each board meeting attended by the director for the time and costs associated with attending the meeting. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to non-named executive officer, directors and other insiders of the Company and are outstanding to purchase an aggregate 1,830,000 shares of the Company as follows:


                                                      Exercise
Name of                                                 Price
Optionee                          No. of Shares       Per Share      Date of Grant             Expiry Date
----------------------------------------------------------------------------------------------------------------

Non-Named Executive
Officer/Directors
-----------------

Lloyd Andrews                        250,000            $0.25       April 11, 2002          September 5, 2005
                                     50,000             $0.25       September 5, 2000       September 5, 2005

Louis Wolfin                         500,000            $0.25       September 5, 2000       September 5, 2005
Robert Schilling                     100,000            $0.25       September 5, 2000       September 5, 2005
F. Riedl-Riedenstein                 75,000             $0.25       September 5, 2000       September 5, 2005
Ernest Calvert                       50,000             $0.25       September 5, 2000       September 5, 2005
William Glasier                      50,000             $0.25       September 5, 2000       September 5, 2005
Joseph Cohen                         50,000             $0.25       September 5, 2000       September 5, 2005
Chris Sampson                        50,000             $0.25       September 5, 2000       September 5, 2005
Andrea Regnier                       30,000             $0.25       September 5, 2000       September 5, 2005

David Wolfin                         20,000             $0.25       September 5, 2000       September 5, 2005
                                     50,000             $0.25       February 1, 2001        September 5, 2005

Other Insiders
--------------

Nil


D.   Employees

     The Company has three part-time employees, one located in Nevada, United States, and two located in Canada.

E.   Share Ownership

     The following table sets for the share ownership of the directors and officers of the Company as of June 20, 2003.


     Name of Beneficial Owner            Number of Shares            Percent
     ------------------------            -----------------           --------

     Matt Wayrynen                                  2,397                  *

     Louis Wolfin                               1,541,018               4.4%

     Chris Sampson                                 71,000                  *

     Ernest Calvert                                     0                  *

     Lloyd Andrews                                209,000                  *

     Name of Beneficial Owner            Number of Shares            Percent
     ------------------------            -----------------           --------
     Dr. Joseph H. Cohen                                0                  *

     William Glasier                              146,200                  *

     Florian Riedl-Riedenstein                     75,000                  *

     David Wolfin                                   1,000                  *

     Robert Schilling                               5,000                  *

   ------------
   *   Less than one percent

     Option/SAR Grants To Officers and Directors


   OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR Summary
                               Options & SAR Table

                                                                          Market Value of
                      Securities   % of Total Options                        Securities
 Name of Executive      Under          Granted to        Executive or    underlying Options
      Officer           Option        Employees in        base Price      on Date of Grant
                       Granted       Financial Year      ($/Security)       ($/Security)         Expiration Date
-------------------- ------------- -------------------- --------------- --------------------- -----------------------

Matt Wayrynen          500,000           66.66%             $0.25              $0.25          September 5, 2005
Lloyd Andrews          250,000           33.33%             $0.25              $0.25          September 5, 2005

     Options and SAR's Exercised by Officers and Directors

 AGGREGATED OPTION/EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND
                        FISCAL YEAR-END OPTION/SAR VALUES


                                                           Unexercised Options at           Value of Unexercised
                                                              January 31, 2003            In-the-Money Options at
                                                                                            January 31, 2003(1)
                                                     ----------------------------------- ---------------------------
                    Common Shares
                     Acquired on
                      Exercise         Aggregate
      Name                          Value Realized       Exercisable      Unexercisable  Exercisable   Unexercisable
------------------ ---------------- ---------------- -------------------- -------------- ------------- --------------

Matt Wayrynen          100,000          $42,000            400,000              -          $400,000          -
Lloyd Andrews             -                -               300,000              -          $48,000           -
Robert Schilling          -                -               50,000               -           $8,000           -
F. Riedl-
Riedenstein               -                -               50,000               -           $8,000           -
Ernest Calvert            -                -               50,000               -           $8,000           -
William Glasier           -                -               50,000               -           $8,000           -
Joseph Cohen              -                -               50,000               -           $8,000           -
Chris Sampson             -                -               50,000               -           $8,000           -
Louis Wolfin              -                -               500,000              -          $80,000           -
David Wolfin           30,000           $7,700             70,000               -          $11,200           -
Andrea Regnier         20,000           $5,600             30,000               -           $4,800           -



Item 7. Major Shareholders and Related Party Transactions

A.   Major Shareholders

     As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government.

     As of June 20, 2003, the Company knows of no person who owned more than five (5%) of the outstanding shares of each class of the Company's voting securities. The following tables set forth the total shares owned by the officers and directors as a group as of June 20, 2003:



                                          Number of Shares of       Percent of
Name                                      Common Stock Owned          Class
----                                      ------------------          -----

All Officers and Directors as a Group
(8 persons)                                   2,050,615               5.91%


B.   Related Party Transactions

     In June 1990, the Company entered into an agreement with Oniva International Services Corp. ("Oniva"). Pursuant to the agreement, the Company paid Oniva for providing administrative, accounting and shareholder relation services, an amount equal to twenty percent (20%) of Oniva's overhead expenses and 100% of the actual expenditures paid by Oniva on behalf of the Company. On October 1, 1997, Oniva and the Company entered into a new administrative services contract whereby Oniva will provide general office administrative and secretarial services, provide booking services; meet with the Company's professional representatives; provide shareholder relation services; and provide interim or bridge financing provided that Oniva's financial condition, as determined by Oniva in its sole discretion, allows for such financing. For its services, the Company shall pay Oniva 20% of Oniva's office overhead expenses, 100% of Oniva's out-of-pocket expenses, and a fee equal to 10% of the total sum paid by the Company to Oniva. The administrative services contract had an initial term of one year and is automatically renewed unless terminated by the Company by giving one-month notice prior to the expiration date. Oniva has four shares issued in trust with Messrs. Wolfin and Calvert on behalf of the Company and three other companies. Messrs. Wolfin and Calvert are the only directors of Oniva. For fiscal years 2003, 2002 and 2001, the Company paid Oniva an aggregate of $245,531, $35,191 and $82,573, respectively.

     Under a Management Consulting Agreement dated February 1, 1996, between the Company and Frobisher Securities Inc., a private company controlled by the director and former president of the Company, Louis Wolfin, the Company pays Frobisher a remuneration of $5,000 per month plus out of pocket expenses On March 31, 2002, the agreement was terminated.

     On April 1, 2002, the Company entered into a Consulting Agreement with Wear Wolfin Designs Ltd. ("Wear Wolfin") pursuant to which the Company has agreed to pay Wear Wolfin $5,000 per month for a term of three (3) years. On September 1, 2002, this agreement was amended to provide for $90,000 per annum. Wear Wolfin is a non-reporting British Columbia company controlled by the family of Matt Wayrynen, the president and director of the Company. The agreement may be terminated by either party on 30 days notice. For fiscal year 2003, the Company paid Wear Wolfin an aggregate of $84,500.

     As of January 31, 2003 the Company was owed $33,003 ($415,156 - 2002) from companies with common directors and management.

     The Company also uses the services provided by a private company owned by the secretary of the Company which charges the Company for office premises, accounting, general corporate and administrative services.

C.   Interest of Experts and Counsel.

     Not Applicable.

Item 8. Financial Statements

A.   Consolidated Statements and Other Financial Information

     The following financial statements of the Company are attached to this Annual Report:

     *    Auditors Report.

     *    Consolidated  Balance Sheet for years ended January 31, 2003, 2002 and
          2001.

     * Consolidated Statement of Operations and Deficit for the years ended January 31, 2003, 2002 and 2001.

     * Consolidated Statement of Cash flows for the years January 31, 2003, 2002 and 2001.

     * Consolidated Statement of Mineral Properties for the years January 31, 2003, 2002 and 2001.

     * Notes to Consolidated Financial Statements for the years January 31, 2003, 2002and 2001.

Dividend Policy

     The Company has never paid any dividends and does not intend to in the near future.

B.   Significant Changes

     None.

Item 9. The Offering and Listing

A.  Price History of Stock

     The Common stock of the Company is listed on the TSX Venture Exchange under the symbol "CLH.V" and in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol CLHVF.

     As of January 31, 2003, there were 321 record holders in the United States holding 22% of the Company's outstanding common stock representing approximately 84.25% of the total shareholders. The Company's Common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common stock.

     The high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company' common stock and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, subsequent period, and for each quarter for the last two fiscal years.


                                                      TSX Venture Exchange
                                                      (Canadian Dollars)             OTC Bulletin Board
                                                                                  (United States Dollars)

Last Six Months                                          High         Low           High            Low
---------------                                          ----         ---           ----            ---

June 2003                                                .33          .25            .29            .20

May 2003                                                 .33          .26            .23            .16

April 2003                                               .30          .27            .22            .17

March 2003                                               .35          .27            .26            .17

February 2003                                            .42          .30            .28            .20

January 2003                                             .68          .40            .47            .25



Subsequent Period
-----------------
First Quarter ended April 30, 2003                       .42          .27            .28            .16



2003-2002                                                High         Low           High            Low
---------                                                ----         ---           ----            ---

Fourth Quarter ended January 31, 2003                    .68          .17            .48            .10

Third Quarter ended October 31, 2002                     .27          .15            .20            .09

Second Quarter ended July 31, 2002                       .44          .19            .33            .13

First Quarter ended April 30, 2002                       .33          .14            .24            .09


2001-2002                                                High         Low           High            Low
---------                                                ----         ---           ----            ---

Fourth Quarter ended January 31, 2002                    .19          .12            .14            .08

Third Quarter ended October 31, 2001                     .29          .18            .20            .12

Second Quarter ended July 31, 2001                       .38          .21            .24            .13

First Quarter ended April 30, 2001                       .38          .22            .25            .09




Last Five Fiscal Years                                   High         Low           High            Low
----------------------                                   ----         ---           ----            ---

2003 Annual                                               .68         .14            .48            .09

2002 Annual                                               .38         .12            .25            .08

2001 Annual                                               .39         .13            .30            .08

2000 Annual                                              1.25         .23             *              *

1999 Annual                                              1.55         .39             *              *

* Unable to obtain information during this period.

B.   Plan of Distribution

     Not Applicable.

C.   Markets

     The Company's common stock is listed in TSX Venture Exchange under the symbol "CLH.V" and in the United States on the National Association of Securities Dealers OTC Bulletin Board under the symbol CLHVF.

D.   Selling Shareholders

     Not Applicable.

E.   Dilution

     Not Applicable.

F.   Expenses of the Issue.

     Not Applicable.

Item 10. Additional Information

A.   Share Capital

     The Company has 50,000,000 common shares authorized, without par value, of which 22,111,100 hares were issued and outstanding as of January 31, 2002. On July 17, 2003, the shareholders of the Company approved an amendment to the Company's Memorandum to increase the authorized capital from 50,000,000 common shares without par value to 100,000,000 common shares without par value.

     Each of the common shares has equal dividend, liquidation and voting rights. Voters of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends when declared by the Board from funds legally available therefor. The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and non-assessable.

B.   Memorandum and Articles of Association

     Carol Gold Corp. was incorporated on January 22, 1981 under the Company Act of the Province of British Columbia, which changed its name to Coral Energy Corporation on March 3, 1982. On September 9, 1987, Coral Energy Corporation changed its name to the Coral Gold Corp.

Common Shares

     All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the
Company  available  for  distribution   after  satisfaction  of  the  claims  of
creditors.

Powers and Duties of Directors

     The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or the Article, required to be exercised by the Company in a general meeting.

     Directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

     The directors may from time to time on behalf of the Company: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

     The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia and be of the full age of 18 years. There is no minimum share ownership to be a Director. No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the "BC Securities" or the BC Mortgage Brokers Act" canceled within the last five years.

Shareholders

     An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the "Investment Act") discussed below under "Item 10. Additional Information, D. Exchange Controls."

     In accordance with British Columbia law, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than 3/4 of the votes entitled to be cast on it.

     Under British Columbia law certain items such as an amendment to the Company's articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C.   Material Contracts

     None.

D.   Exchange Controls

     There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation."

     There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2003 is any amount in excess of $223 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

     Certain transactions relating to the common shares would be exempt from the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E.   Taxation

Canadian Federal Income Tax Consequences

     The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property (a "U.S. Holder"). This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the
regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

     Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

     Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

     Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal a arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Federal Income Tax Consequences

Passive Foreign Investment Company.

     The Company believes that it is a passive foreign investment company ("PFIC") for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company's shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company's assets.

     Because the Company is a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") (described below), or (ii) marks the stock to market (described below), the following rules apply:

     1. Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder's holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

     2. The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

     A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

     A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

     If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder's holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

     A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect. The PFIC Annual Information Statement must include the shareholder's pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC's taxable year or information that will enable the shareholder to calculate its pro rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro rata shares of the PFIC's ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC's books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain. A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly, for each taxable year to which the Section 1295 election applies, must comply with the foregoing submissions.

     Because the Company's stock is "marketable" under section 1296(e), a U.S. Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

     Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Controlled Foreign Corporations.

     Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFCs"). A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

     The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC's earnings invested in certain U.S. property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

     The Company does not believe that it will be a CFC. It is possible that the Company could become a CFC in the future. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company.

     A corporation will be classified as a personal holding company (a "PHC") if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

     A corporation will be classified as a foreign personal holding company (an "FPHC") and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

     A corporation will be classified as a foreign investment company (an "FIC") if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

     The Company believes that it is not and will not be a PHC, FPHC or FIC. However, no assurance can be given as to the Company's future status.

U.S. Information Reporting and Backup Withholding.

     Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

     The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor's federal income tax liability.

Filing of Information Returns.

     Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

F.   Expenses of the Issue

     Not Applicable.

G.   Dividends and Paying Agents

     Not Applicable.

H.   Documents on Display

     The Company files annual reports and furnishes other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission's website (http://www.sec.gov).

     Copies of the Company's material contracts are kept in the Company's administrative headquarters.

I.   Subsidiary Information

     Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Because  the  Company  is  a  small  business   issuer,   this  section  is
inapplicable.

Item 12. Description of Securities Other than Equity Securities

     Not Applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

                                     Part II

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

ITEM 15. Controls and Procedures

     The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's chief executive officer along with the Company's principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Company's chief executive officer along with the Company's principal financial officer concluded that the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Form 20-F are effective in timely alerting them to material information relating to the Company required to be included in this Form 20-F.

     There have been no significant changes in the Company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date the Company carried out its evaluation, other than those being undertaken to increase the effectiveness of controls as discussed above.

Item 16. [Reserved]

                                    Part III


Item 17. Financial Statements

     The following Financial Statements pertaining to the Company are filed as part of this annual report:

     Auditors' Report...................................... F-1
     Consolidated Balance Sheets........................... F-2
     Consolidated Statement of Operations...................F-3
     Consolidated Statement of Cash Flows...................F-4
     Consolidated Statements of Mineral Properties..........F-5
     Notes to Financial Statements..........................F-7 thru F-30

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

CORAL GOLD CORP.


We have audited the consolidated balance sheets and the consolidated statements of mineral properties of Coral Gold Corp. ("the Company") as at January 31, 2003, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presented fairly, in all material respects, the consolidated financial position of the company as at January 31, 2003, 2002 and 2001 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders' equity at January 31, 2003, 2002 and 2001 and the determination of net loss for each of the years in the three-year period ended January 31, 2003 are summarized in note 14.


Vancouver, Canada                                          "ELLIS FOSTER"
June 4, 2003                                               Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as that referred to in the attached consolidated balance sheets as at January 31, 2003, 2002 and 2001 and described in note 1 to the financial statements. Furthermore, U.S. reporting standards require auditors to provide an explanatory paragraph outlining the changes in accounting principles that have been implemented in the consolidated financial statements.

Our report to the shareholders dated June 4, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty nor is it permissible to outline changes in accounting principles in the independent auditors' report when these issues are adequately disclosed elsewhere in the financial statements.


Vancouver, Canada                                          "ELLIS FOSTER"
June 4, 2003                                               Chartered Accountants


--------------------------------------------------------------------------------
[GRAPHIC  OMITTED]      A partnership of incorporated  professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
     - members in principal cities throughout the world

CORAL GOLD CORP.

Consolidated Balance Sheets
January 31, 2003, 2002 and 2001
(In Canadian Dollars)

--------------------------------------------------------------------------------------------------------------------------------

                                                                         2003                     2002                     2001
--------------------------------------------------------------------------------------------------------------------------------

ASSETS

Current
  Cash and cash equivalents                                $          336,034       $           73,629       $           24,167
  Advances receivable                                                  37,287                  440,519                  448,271
  Marketable securities                                                57,359                   80,045                        -
  Prepaid expenses                                                          -                    1,500                        -
--------------------------------------------------------------------------------------------------------------------------------

Total current assets                                                  430,680                  595,693                  472,438

Investment securities (note 4)                                         91,582                   91,582                   91,582

Equipment (note 5)                                                      3,419                        -                   16,335

Mineral properties (note 6)                                         7,159,261                5,877,029                6,450,139

Reclamation deposit (note 7)                                        1,203,152                        -                        -
--------------------------------------------------------------------------------------------------------------------------------

Total assets                                               $        8,888,094       $        6,564,304       $        7,030,494
================================================================================================================================

LIABILITIES

Current
  Accounts payable and accrued liabilities                 $          230,766       $           37,250       $           63,620
  Advances payable                                                    156,733                  121,845                   15,264
  Subscriptions received in advance (note 8)                                -                  100,000                        -
------------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                     387,499                  259,095                   78,884
--------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Share capital (note 9)                                             27,379,052               24,427,667               23,945,667

Deficit (note 9)                                                  (18,878,457)             (18,122,458)             (16,994,057)
--------------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                          8,500,595                6,305,209                6,951,610
--------------------------------------------------------------------------------------------------------------------------------
Commitment (note 10)
Total liabilities and shareholders' equity                 $        8,888,094       $        6,564,304       $        7,030,494
================================================================================================================================

The accompanying notes form an integral part of these financial statements.


Approved by the Directors:                       "Mathew Wayrynen"                                 "Lloyd Andrews"
                                       ---------------------------------------        ------------------------------------------
                                                  Mathew Wayrynen                                   Lloyd Andrews


CORAL GOLD CORP.

Consolidated Statements of Operations and Deficit
Years Ended January 31, 2003, 2002, and 2001
(In Canadian Dollars)

-------------------------------------------------------------------------------------------------------------------------------

                                                                        2003                     2002                    2001
-------------------------------------------------------------------------------------------------------------------------------

Revenue
  Interest income                                         $           10,926       $            1,140       $           3,624
-------------------------------------------------------------------------------------------------------------------------------

Expenses
Consulting fees                                                       29,622                   64,663                  60,000
Directors fees                                                        11,500                        -                       -
Investor relations and shareholder information                       101,614                   20,769                  22,102
Legal and accounting                                                 110,595                   32,721                  30,758
Listing and filing fees                                               20,364                    2,968                   9,718
Management fees                                                       84,500                        -                       -
Office and miscellaneous                                              70,209                   69,145                  51,733
Salaries and benefits                                                 45,245                   36,711                  68,122
Transfer agent fees                                                   11,253                    7,772                   6,694
Travel                                                                53,991                    9,322                  11,306
-------------------------------------------------------------------------------------------------------------------------------

                                                                     538,893                  244,071                 260,433
-------------------------------------------------------------------------------------------------------------------------------

Operating loss                                                      (527,967)                (242,931)               (256,809)

Other items
  Foreign exchange gain (loss)                                         1,994                   32,738                  (7,751)
  Gain realized on disposition of
    option on property                                               155,823                        -                       -
  Writedown of advances receivable                                  (352,774)                       -                       -
  Writedown of equipment                                                   -                  (16,335)                      -
  Writedown of mineral properties                                    (10,389)                (805,385)               (206,898)
  Writedown of marketable securities                                 (22,686)                 (96,488)                      -
-------------------------------------------------------------------------------------------------------------------------------

Loss for the year                                                   (755,999)              (1,128,401)               (471,458)

Deficit, beginning of year                                       (18,122,458)             (16,994,057)            (16,522,599)
-------------------------------------------------------------------------------------------------------------------------------

Deficit, end of year                                      $      (18,878,457)      $      (18,122,458)      $     (16,994,057)
===============================================================================================================================

Basic and diluted:
  Loss per share                                          $            (0.03)      $            (0.05)      $           (0.02)
===============================================================================================================================

Weighted average number of
  common shares outstanding                                       28,054,334               20,959,133              19,489,525
===============================================================================================================================

The accompanying notes form an integral part of these financial statements.

CORAL GOLD CORP.

Consolidated Statements of Cash Flows
Years Ended January 31, 2003, 2002, and 2001
(In Canadian Dollars)

----------------------------------------------------------------------------------------------------------------------------

                                                                           2003                  2002                  2001
----------------------------------------------------------------------------------------------------------------------------

Cash flows from (used in)
  operating activities
  Loss for the year                                          $         (755,999)   $       (1,128,401)   $         (471,458)
  Adjustments for items not involving cash:
  - amortization                                                              -                     -                 4,502
  - writedown of equipment                                                    -                16,335                     -
  - writedown of mineral properties                                      10,389               805,385               206,898
  - writedown of marketable securities                                   22,686                96,488                     -
  - writedown of advances receivable                                    352,774                     -                     -
  - gain realized on disposition of
      option on property                                               (155,823)                    -                     -
----------------------------------------------------------------------------------------------------------------------------

                                                                       (525,973)             (210,193)             (260,058)

  Change in non-cash working capital:
  - (increase) decrease in advances receivable                           50,458              (168,781)             (102,129)
  - (increase) decrease in prepaid expenses                               1,500                (1,500)                1,643
  - increase (decrease) in accounts payable
      and accrued liabilities                                           193,516               (26,370)               30,842
  - increase in advances payable                                         34,888               106,581                15,264
  - increase (decrease) in subscription received
      in advance                                                       (100,000)              100,000                     -
----------------------------------------------------------------------------------------------------------------------------

                                                                       (345,611)             (200,263)             (314,438)
----------------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) investing activities
  Mineral properties acquisition and
     exploration expenditures                                        (1,195,479)             (232,275)             (281,238)
  Proceeds from sale of mineral
    property interest                                                    58,681                     -                     -
  Purchase of equipment                                                  (3,419)                    -                     -
  Reclamation deposit                                                (1,203,152)                    -                     -
----------------------------------------------------------------------------------------------------------------------------

                                                                     (2,343,369)             (232,275)             (281,238)
----------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
  Issuance of shares for cash, net                                    2,951,385               482,000               272,500
----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
  and cash equivalents                                                  262,405                49,462              (323,176)

Cash and cash equivalents,
  beginning of year                                                      73,629                24,167               347,343
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
  end of year                                                $          336,034    $           73,629    $           24,167
============================================================================================================================

The accompanying notes form an integral part of these financial statements.

CORAL GOLD CORP.

Consolidated Statements of Mineral Properties
January 31, 2003, 2002, and 2001
(In Canadian Dollars)

----------------------------------------------------------------------------------------------------------------------------------

                                                                                                Proceeds of
                                                  Acquisition            Exploration               Interest
                                                         Cost           Expenditures            Disposed of                 Total
----------------------------------------------------------------------------------------------------------------------------------

United States:

Robertson Property (note 6(a)(i) and 6(a)(iii))
      Balance, January 31, 1999                $      801,956       $      6,643,349        $    (1,937,625)       $    5,507,680
      2000 transactions, net                                -                 28,392                      -                28,392
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2000                       801,956              6,671,741             (1,937,625)            5,536,072
      2001 transactions, net                                -                242,082                      -               242,082
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001                       801,956              6,913,823             (1,937,625)            5,778,154
      2002 transactions, net                                -                196,909                      -               196,909
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2002                       801,956              7,110,732             (1,937,625)            5,975,063
      2003 transactions, net                                -              1,184,194                      -             1,184,194
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2003                $      801,956       $      8,294,926        $    (1,937,625)       $    7,159,257
==================================================================================================================================

Ruf and Norma Sass Properties (note 6(a)(ii))
      Balance, January 31, 1999                $            -       $         27,796        $       (98,540)       $      (70,744)
      2000 transactions, net                                -                     -                 (37,903)              (37,903)
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2000                              -                27,796               (136,443)             (108,647)
      2001 transactions, net                                 -                10,610                      -                10,610
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001                              -                38,406               (136,443)              (98,037)
      2002 transactions, net                                 -                     -                      -                     -
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2002                              -                38,406               (136,443)              (98,037)
      2003 transactions, net                                 -                   896                 97,142                98,038
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2003                $             -      $         39,302        $       (39,301)       $            1
==================================================================================================================================

Eagle Property (note 6(b))
      Balance, January 31, 1999                $             1      $         71,878        $       (35,000)       $       36,879
      2000 transactions, net                                 -                 3,439                      -                 3,439
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2000                              1                75,317                (35,000)               40,318
      2001 transactions, net                                 -               (75,317)                35,000               (40,317)
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001,
        2002 and 2003                          $             1       $             -        $             -        $            1
==================================================================================================================================

Balance Carried Forward                        $       801,957       $     8,334,228        $    (1,976,926)       $    7,159,259

==================================================================================================================================

The accompanying notes form an integral part of these financial statements.


CORAL GOLD CORP.

Consolidated Statements of Mineral Properties
January 31, 2003, 2002 and 2001
(In Canadian Dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Proceeds of
                                                      Acquisition           Exploration             Interest
                                                             Cost          Expenditures          Disposed of                  Total
------------------------------------------------------------------------------------------------------------------------------------

Balance Brought Forward                      $            801,957  $          8,334,228  $        (1,976,926)  $          7,159,259
====================================================================================================================================

Ludlow Property (note 6(c))
      Balance, January 31, 1999              $             28,187  $             25,676  $                 -   $             53,863
      2000 transactions, net                                    -                11,209                    -                 11,209
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2000                            28,187                36,885                    -                 65,072
      2001 transactions, net                              (28,186)              (36,885)                   -                (65,071)
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001,
        2002 and 2003                        $                  1  $                  -  $                 -   $                  1
====================================================================================================================================

JDN Property (note 6(d))
      Balance, January 31, 1999              $             11,651  $             72,510  $           (19,600)  $             64,561
      2000 transactions, net                                    -                 2,063                    -                  2,063
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2000                            11,651                74,573              (19,600)                66,624
      2001 transactions, net                              (11,650)              (74,573)              19,600                (66,623)
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001,
        2002 and 2003                        $                  1  $                  -  $                 -   $                  1
====================================================================================================================================

Canada:

Bralorne Property (note 6(e))
      Balance, January 31, 1999              $            500,000  $              2,011  $                 -   $            502,011
      2000 transactions, net                              200,000                45,538                    -                245,538
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2000                           700,000                47,549                    -                747,549
      2001 transactions, net                                    -                22,470                    -                 22,470
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001                           700,000                70,019                    -                770,019
      2002 transactions, net                             (700,000)              (70,019)                   -               (770,019)
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2002
        and 2003                             $                  -  $                  -  $                 -   $                  -
====================================================================================================================================

Bridge River Property (note 6(f))
      Balance, January 31, 1999              $                  1  $              9,942  $                 -    $             9,943
      2000 transactions, net                                    -                18,868                    -                 18,868
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2000                                 1                28,810                    -                 28,811
      2001 transactions, net                                   (1)              (28,810)                   -                (28,811)
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001,
        2002 and 2003                        $                  -  $                  -  $                 -   $                  -
====================================================================================================================================

Total Properties                             $            801,959  $          8,334,228  $        (1,976,926)  $          7,159,261
====================================================================================================================================

The accompanying notes form an integral part of these financial statements.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

1.   Nature of Business and Going Concern

     These financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company is in the process of exploring its mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

     The  Company  has  incurred  recurring   operating  losses  which  requires
     additional funds to meet its obligations and maintain its operations. Management's plan in this regard is to raise equity financing as required.

     The Company is in the business of exploration of mineral properties and has not generated any operating revenues to date.

     Ownership in mineral interests involves certain inherent risks due to the difficulties in determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its properties is in good standing.

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and all figures are in Canadian dollars unless otherwise stated. Canadian generally accepted accounting principles differ in certain respects from accounting principles generally accepted in the United States. The significant differences and the approximate related effect on the consolidated financial statements are set forth in Note 14.

2.   Significant Accounting Policies

     The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles, within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

     (a)  Basis of Consolidation

          These consolidated financial statements includes the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California. Significant intercompany accounts and transactions have been eliminated.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (b)  Marketable Securities

          Marketable securities are valued at the lower of cost and net realizable value.

     (c)  Mineral Properties

          The Company follows the policy of deferring all acquisition and exploration expenditures relating to the mineral interests. The costs will be amortized against revenue from future production or written-off if the interest is abandoned or sold. At the present time, management has determined each project to be a cost centre.

          Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method when estimated proven reserves are determined.

          The amounts shown for mineral interests represent acquisition and exploration costs incurred to-date, less recoveries, and do not necessarily reflect present or future values.

          The  Company  has  classified   mineral   property   acquisition   and
          exploration expenditures as an investing activity on the consolidated statement of cash flow.

     (d)  Option Payment

          The Company's option to acquire a 25% interest in the Joint Venture between Bralorne-Pioneer Gold Mines Ltd. and Avino Silver & Gold Mines Ltd. is accounted for using the cost method. Consolidation accounting will be used once the Company completes all the option requirements stated in note 6(f).

     (e)  Investment Securities

          The investments in Mill Bay Ventures Inc. (formerly First International Metals Corp.) and Levon Resources Ltd. are carried at cost. They will be written down to their net realizable value if and when it has been determined that a permanent impairment to their value has occurred.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (f)  Fair Value of Financial Instruments

          The respective  carrying value of certain  on-balance-sheet  financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, advances receivable, accounts payable and accrued liabilities and advances payable. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

     (g)  Foreign Currency Translations

          Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses on translations are included as income for the year.

     (h)  Use of Estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

     (i)  Impairment of Long-term Assets

          The Company re-evaluates the recoverability of long-term assets, including equipment, mineral properties, and investment securities, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company's policy is to writedown assets to their net recoverable amount in the period when it is determined that the carrying amount of the asset is not likely to be recovered.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (j)  Earnings (Loss) per Share

          Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

          Basic earnings per share is computed using the weighted average number of common shares outstanding during the year.

     (k)  Income Taxes

          Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

          In the year 2000, the Company changed its policy for accounting for income taxes by adopting the provision of CICA Handbook Section 3465, Income Taxes.

          The adoption of Section 3465 did not impact amounts reported in the prior period.

     (l)  Flow-Through Shares

          The Company finances a portion of its exploration programs with flow-through common share issues. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

3.   Change in Accounting Policies

     (a) Effective February 1, 2002, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook, Section 3870, Stock-based compensation and other stock-based payments. As permitted by the CICA Handbook, Section 3870, the Company has chosen not to recognize any compensation cost on the grant of stock options to its employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.

          The adoption of the new accounting policy has no cumulative effect on the prior period's financial statement.

     (b) Effective February 1, 2002, the Company adopted the new recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, prospectively. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

          The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

          The adoption of the new accounting policy has no cumulative effect on the prior period's financial statement.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)

-------------------------------------------------------------------------------------------------------------------

4.   Investment Securities

     ---------------------------------------------------------------- -------------- -------------- ---------------
                                                                               2003           2002           2001
     ---------------------------------------------------------------- -------------- -------------- ---------------

     Levon Resources Ltd.
          400,000 common shares                                         $    79,096    $    79,096    $    79,096

     Mill Bay Ventures Inc.
     (formerly First International Metals Corp.)
          72,495 common shares                                               12,486         12,486         12,486
     ---------------------------------------------------------------- -------------- -------------- ---------------

                                                                        $    91,582    $    91,582    $    91,582
     ================================================================ ============== ============== ===============

     Levon   Resources  Ltd.  and  Mill  Bay  Ventures  Inc.   (formerly   First
     International Metals Corp.) are related to the Company by way of common management and directors.

5.   Equipment

      ------------------------------ ------------ ----------------- ------------  -------------  ------------
                                                        2003                              2002          2001
                                     ------------ ----------------- ------------  -------------  ------------
                                            Cost       Accumulated     Net Book       Net Book      Net Book
                                                      Amortization        Value          Value         Value
      ------------------------------ ------------ ----------------- ------------  -------------  ------------

      Automobiles                     $       -        $      -      $        -     $        -    $      857
      Computer hardware                   3,419               -           3,419              -             -
      Equipment                               -               -               -              -        12,484
      Equipment (assay/lab)                   -               -               -              -         2,334
      Furniture and fixtures                  -               -               -              -           660
      ------------------------------ ------------ ----------------- ------------  -------------  ------------

                                      $   3,419        $      -      $    3,419     $        -    $   16,335
      ============================== ============ ================= ============  =============  ============

     The Company acquired certain computer hardware which was not operational in the current year.

6.   Mineral Properties

     (a)  Robertson Property

     The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to NSR's ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is recorded under three separate claims groups known as the Core Claims (100% owned), Carve-out Claims (39% carried interest) and the Norma Sass/Ruff Claims (66.67% owned).

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

6.   Mineral Properties (continued)

     (a)  Robertson Property (continued)

          (i)  Carve-out Claims - 39% carried interest

               By an Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. ("Amax") an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company could elect to have the 51% of its interest reverted to a 39% carried interest.

               The Carve-out Claims Option Agreement was assignable by either party. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruff/Sass Claims - see Note 6(a)(ii)) to Levon Resources Ltd., and on March 24, 1997 Amax assigned it's Option to Placer Dome Inc. On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of US $615,359. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement dated July 11, 1997, and the Company exercised its right to have Placer advance the Company's share of venture costs from inception of the Venture to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

          (ii) Ruff/Norma Sass - 66.67% owned

               By an Option Agreement dated September 13, 1995 as amendment the Company had granted Levon Resources Ltd. ("Levon"), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Ruff/Sass Claims. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by the issuance to the Company of 300,000 common shares in Levon (received during previous fiscal years) and incurring $350,294 in exploration on the Property (incurred during prior years).

               By an Option Agreement dated December 4, 2002 the Company granted Goldfranchise Corporation ("Goldfrachise") an Option to acquire a 33 1/3% interest in the Ruff/Norm Sass claims. In order to earn the interest, Goldfrachise must:

               a)   Pay to Coral US$38,391.50 (received during the year);

               b) Incur minimum expenditures on the Property in the amount of US $300,000, of which $100,000 on or before December 4, 2003, and the balance of $200,000 on or before December 4, 2004.

               c) Pay to Coral 33 1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

          (iii) Core claims - 100% owned

               By an Option Agreement dated January 31, 1999 the Company granted Placer Dome Inc. an option to acquire up to 70% interest in the entire Robertson Property, 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer's guaranteed. Subsequent to January 31, 2003, the Company replaced the guarantee by posting a cash bond.

     (b)  Eagle Property

          The Company holds a 50% interest in 45 lode mineral claims located at Coral Canyon in Lander County, Nevada, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

     (c)  Ludlow Property

          The Company owns a mineral property consisting of approximately 128 acres in the San Bernadino County, California, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

     (d)  JDN Property

          The Company holds a 50% interest in 34 lode mineral claims located in Lander County, Nevada USA. The JDN claims are located approximately three miles north of the Robertson Property. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

6.   Mineral Properties (continued)

     (e)  Bralorne Property

          During 1999, the Company acquired an option to purchase a 25% interest in certain mineral properties located in the Lillooet Mining Division, Province of British Columbia, subject to a Joint Venture Agreement. The optionor is a Company with common directors. The properties consist of 115 Crown-granted mineral claims, ten freehold parcels of land, five reverted Crown-granted claims, four located mineral claims, and two placer leases, all known as the Bralorne Property. To exercise the option, the Company paid $500,000 cash and must pay $200,000 by October 17, 1999 (paid), $200,000 by August 31, 2001 (unpaid),
          $200,000 by each October 17, 2002 and 2003, and $250,000 by October 17, 2004, assume $700,000 of the Joint Venture liability, and contribute 25% of all future costs related to the Bralorne Property. During the year ended January 31, 2002, the Company decided to abandon the option.

     (f)  Bridge River Property

          The Company had a 100% interest in one mineral claim comprising three units located in the Bridge River District, Lillooet Mining Division, Province of British Columbia. The claims were reduced to a nominal carrying value at January 31, 1993. During the year ended January 31, 2001, the Company decided to abandon the interest.

7.   Reclamation Deposit

     Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. The Company's obligation at January 31, 1999 had been assumed by Placer as part of the Exploration and Development Option Agreement [note 6(a)]. As the Agreement was terminated on December 31, 1999, the Company was required to post its own security to guarantee performance under the Reclamation Bond.

     During the year, a revised Reclamation Plan for the purposes of reducing the performance bond was approved by the Bureau of Land Management (the "Bureau"), reducing the required deposit to $US786,100 (note 13(a)).

     Coral Resources Inc., as principal, has submitted a surety bond for approval.

     Funds have been placed in trust and following approval, a fully secured standby letter of credit will be lodged as collateral in support of the bond.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

8.   Subscriptions Received in Advance

     During 2001, the Company received $100,000 towards a private placement of 666,667 units. Each unit consisted of one common share and a share purchase warrant entitling the investor to purchase an additional common share in the Company at a price of $0.15 on or before February 1, 2003.

9.   Share Capital and Deficit

     Authorized: 50,000,000 common shares without par value.

     Issued:

                                                                     Shares              Amount             Deficit
              --------------------------------------------- ---------------- -------------------- -------------------

              Balance, January 31, 2000                          18,928,100        $ 23,673,167       $ (16,522,599)
                2001 share issuances
                  For cash:
                    Private placement                             1,090,000             272,500                   -
                2001 loss                                                 -                   -            (471,458)
              --------------------------------------------- ---------------- -------------------- -------------------

              Balance, January 31, 2001                          20,018,100          23,945,667         (16,994,057)
                2002 share issuances
                  For cash:
                    Private placement                             2,093,000             482,000                   -
                2002 loss                                                 -                   -          (1,128,401)
              --------------------------------------------- ---------------- -------------------- -------------------

              Balance, January 31, 2002                          22,111,100          24,427,667         (18,122,458)
                2003 share issuances
                  For cash:
                    Private placement                            12,598,838           2,951,385                   -
                2003 loss                                                 -                   -            (767,999)
              --------------------------------------------- ---------------- -------------------- -------------------

              Balance, January 31, 2003                          34,709,938        $ 27,379,052       $ (18,890,457)
              ============================================= ================ ==================== ===================


     (a) At January 31, 2003, the following director and employee stock options are outstanding enabling the holders to acquire additional common shares as follows:

                Number of Shares       Exercise Price    Expiry Date
              ----------------------------------------------------------------

                    2,012,500             $0.25          September 5, 2005

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

9.   Share Capital and Deficit (continued)

     (b) At January 31, 2003, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows (note 13(b)):

  Number of Shares         Exercise Price      Expiry Date
---------------------- ----------------------- ---------------------------

        150,000                $0.50           May 10, 2003
        630,000                $0.50           May 14, 2003
        418,000                $0.50           August 9, 2003
        825,000                $0.25           October 17, 2003
        253,000                $0.15           March 27, 2003
        400,000                $0.24           April 12, 2004
      3,713,954             $0.33/$0.40        June 21, 2003/2004
----------------------

      6,389,954
======================


     The Company has granted founders, directors and certain employees stock options. Stock option activity is summarized as follows:

                                                                                                      Average
                                                                                                      Exercise
                                                                                   Number              Price
                                                                                 of Shares             (Cdn$)
                 ----------------------------------------------------------- ------------------- -------------------

                 Balance outstanding, January 31, 2000                               1,199,000         $ 1.00

                 2001 - Granted                                                      1,277,500           0.25
                          - Cancelled                                                 (975,000)          1.06
                          - Expired                                                   (199,000)          0.96
                 ----------------------------------------------------------- ------------------- -------------------

                 Balance outstanding, January 31, 2001                               1,302,500           0.27

                 2002 - Granted                                                         65,000           0.25
                          - Cancelled                                                 (105,000)          0.25
                 ----------------------------------------------------------- ------------------- -------------------

                 Balance outstanding, January 31, 2002                               1,262,500           0.27

                 2003 - Granted                                                        750,000           0.25
                 ----------------------------------------------------------- ------------------- -------------------

                 Balance outstanding, January 31, 2003                               2,012,500         $ 0.25
                 =========================================================== =================== ===================


CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

9.   Share Capital and Deficit (continued)


                 ------------------------------------------------------------------- ----------------------------
                                        Options Outstanding                              Options Exercisable
                 ------------------------------------------------------------------- ----------------------------
                                                              Weighted
                                                               Average     Weighted                     Weighted
                                                             Remaining      Average                      Average
                                              Number       Contractual     Exercise         Number      Exercise
                    Exercise Price       Outstanding              Life        Price    Exercisable         Price
                 --------------------- ---------------- --------------- ------------ -------------- -------------

                        $0.25                2,012,500            3.59         0.25      2,012,500          0.25
                 ===================== ================ =============== ============ ============== =============


               Based on the computed option values and the number of the options issued,  had the Company  recognized compensation  expense,  the following  would have been its effect on the  Company's  loss for the year and loss per share:


                  --------------------------------------------------------------------------------------------------
                                                                         2003                2002             2001
                  --------------------------------------------------------------------------------------------------

                  Loss for the year:

                    - as reported                             $      (767,999)   $    (1,128,401)   $     (471,458)
                  --------------------------------------------------------------------------------------------------

                    - pro-forma                               $      (881,853)   $    (1,138,813)   $     (471,458)
                  --------------------------------------------------------------------------------------------------

                  Basic and diluted loss per share:

                    - as reported                             $         (0.03)   $         (0.05)   $       (0.02)
                  --------------------------------------------------------------------------------------------------

                    - pro-forma                               $         (0.03)   $         (0.05)   $       (0.02)
                  --------------------------------------------------------------------------------------------------


10.  Commitment

     The Company entered into a cost-sharing agreement dated October 1, 1997 to reimburse a related party for 20% of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

     A total  of  $63,192  (2002 -  $35,191;  2001 -  $82,573)  was  charged  to operations in relation to the cost sharing agreement.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

11.  Related Party Transactions

     Related party transactions not disclosed elsewhere in the financial statements are as follows:

     (a)  Advances receivable include $33,003 (2002 - $415,156; 2001 - $434,733)
          due from companies and/or a joint venture with common management and common directors.

     (b) Consulting fees of $nil (2002 - $60,000; 2001 - $60,000) were paid to a company owned by a director.

     (c) Management fees of $74,500 (2002 - $nil; 2001 - $nil) were paid as follows:

                             $69,500  -  to a company owned by a director
                              $5,000  -  to a director

     (d) An allowance in the amount of $246,160 has been accrued in respect of advances made to a Company with common management.

12.  Income Taxes

     The components of the future income tax assets are as follows:

         -----------------------------------------------------------------------------------------------------------
                                                                       2003                2002                2001
         -----------------------------------------------------------------------------------------------------------

         Future income assets:
           Non-capital loss carry-forwards                $       2,983,000   $       3,099,000   $       3,451,000
           Earned depletion base                                     77,000              81,000              91,000
           Unused cumulative Canadian exploration
               expenses                                              13,000              12,000             199,000
           Unused cumulative Canadian development
               expenses                                             764,000             805,000             906,000
         -----------------------------------------------------------------------------------------------------------


         Less:  valuation allowance                              (3,837,000)         (3,997,000)         (4,647,000)
         -----------------------------------------------------------------------------------------------------------

         Net future income assets                         $        -          $        -          $        -
         ===========================================================================================================

     The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

     At January 31, 2003, the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,556,000.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

12.  Income Taxes (continued)

     These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

                   2003                        $           376,000
                   2004                                    581,000
                   2005                                    422,000
                   2006                                    341,000
                   2007                                    400,000
                   2008                                    224,000
                   2009                                    212,000
                   ------------------------------------------------

                                               $         2,556,000
                   ================================================

     The net operating losses available to offset revenues of the US operations are approximately US$3,350,000 and expire at various times through 2016.

13.  Subsequent Events

     (a) The Company received confirmation that the US$786,100 Reclamation Bond submitted to the Bureau of Land Management on February 18, 2003 was accepted with an effective date of February 26, 2003 (note 7).

     (b) Subsequent to January 31, 2003 the Company issued 622,600 common shares pursuant to the exercise of share purchase warrants at prices ranging between $0.15 and $0.33 for gross proceeds of $132,918 (note
          9).

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

14.  Differences   Between  Canadian  And  United  States   Generally   Accepted
     Accounting Principles (Canadian GAAP And U.S. GAAP)

     These consolidated financial statements and the selected financial data have been prepared under Canadian Generally Accepted Accounting Principles ("Canadian GAAP").

     For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

     (a)  Reconciliation of Consolidated Balance Sheet items:

          (i)  Reconciliation of Total Assets and Liabilities

                                                                       2003                2002               2001
                  --------------------------------------------------------------------------------------------------

                  Total assets per CDN GAAP                $      8,888,094    $      6,564,304   $      7,030,494

                  Deferred exploration expenditures, net         (6,357,302)         (5,075,070)        (4,948,180)

                  Change in unrealized loss of
                     marketable securities                           45,406                   -                  -
                  --------------------------------------------------------------------------------------------------

                  Total assets per US GAAP                 $      2,576,198    $      1,489,234   $      2,082,314
                  ==================================================================================================

                  Total liabilities per CDN GAAP           $        387,499    $        259,095   $         78,884
                  ==================================================================================================

                  Total liabilities per US GAAP            $        387,499    $        259,095   $         78,884
                  ==================================================================================================


          (ii) Reconciliation of Deficit under U.S. GAAP

                                                                       2003                2002                2001
                  --------------------------------------------------------------------------------------------------

                  Deficit end of year per CDN GAAP         $    (18,878,457)   $    (18,122,458)   $    (16,994,057)

                  Stock compensation expense                        (60,000)                  -                   -

                  Deferred exploration expenditures, net         (6,357,302)         (5,075,070)         (4,948,180)

                  Unrealized foreign exchange (gain) loss           (26,981)            (24,987)              7,751

                  Change in unrealized loss of
                     marketable securities                          119,174              96,488                   -
                  --------------------------------------------------------------------------------------------------

                  Deficit end of year per US GAAP          $    (25,203,566)   $    (23,126,027)   $    (21,934,486)
                  ==================================================================================================

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

14.  Differences   Between  Canadian  And  United  States   Generally   Accepted
     Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

     (b)  Reconciliation of Consolidated Statement of Income items:

          (i)  Reconciliation of Net Loss under U.S. GAAP

                                                Year ended         Year ended          Year ended
                                               January 31,        January 31,         January 31,
                                                      2003               2002                2001
--------------------------------------------------------------------------------------------------

Net loss for the year per CDN GAAP       $       (755,999)   $     (1,128,401)   $       (471,458)

Deferred exploration expenditures              (1,351,302)           (196,909)           (281,238)

Stock based compensation expense                  (60,000)                  -                   -

Writedown of deferred exploration
   expenditures                                    10,389              70,019             167,063

Unrealized foreign exchange (gain)
   loss                                            (1,994)            (32,738)              7,751

Change in unrealized (gain) loss of
   marketable securities                           22,686              96,488                   -

Proceeds of interest disposed of                   58,681                   -                   -
--------------------------------------------------------------------------------------------------

Net loss for the year per U.S. GAAP      $     (2,077,539)   $     (1,191,541)   $       (577,882)
==================================================================================================


     (c)  Loss Per Share U.S. GAAP


                                                                 Year Ended          Year Ended          Year Ended
                                                                January 31,         January 31,         January 31,
                                                                       2003                2002                2001
                  --------------------------------------------------------------------------------------------------

                  Earnings (Loss) Per Share
                    - basic and diluted                    $         (0.07)    $         (0.06)   $          (0.03)
                  ==================================================================================================

     (d)  Comprehensive Income

          Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

          Under US GAAP, a statement of changes in shareholders' equity and comprehensive income in the following format would form a part of the annual financial statement:

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

14.  Differences   Between  Canadian  And  United  States   Generally   Accepted
     Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)


                                  Consolidated Statement of Changes in Shareholders' Equity

                                                                                                  Accumulated
                                                                                                        Other
                                 Share Capital                          Compre-                       Compre-        Total
                           --------------------------  Additional       hensive        Retained       hensive       Share-
                             Number of                    Paid In        Income        Earnings        Income     holders'
                                Shares        Amount      Capital        (Loss)       (Deficit)        (Loss)       Equity
-------------------------- ------------ ------------- ----------- ------------- --------------- ------------- ------------

Balance forward, January                                          $
    31, 2000                18,928,100   $23,673,167    $      -            -   $(21,356,604)     $       -    $2,316,563
Issuance of shares (see
    Note 9)                  1,090,000       272,500           -            -              -              -       272,500
Components of
    comprehensive income
    - net income (loss)              -             -           -     (577,882)      (577,882)             -      (577,882)
    - foreign currency
       gain (loss)                   -             -           -       (7,751)             -         (7,751)       (7,751)
-------------------------- ------------ ------------- ----------- ------------- --------------- ------------- ------------

                                                                  $  (585,633)
                                                                  =============

Balance forward, January
    31, 2001                20,018,100    23,945,667           -  $         -    (21,934,486)        (7,751)    2,003,430
Issuance of shares (see
    Note 9)                  2,093,000       482,000           -            -              -              -       482,000
Components of
    Comprehensive income
    - net income (loss)              -             -           -   (1,191,541)    (1,191,541)             -    (1,191,541)
    - change in
       unrealized gain
       (loss) of marketable
       securities                    -             -           -      (96,488)             -        (96,488)      (96,488)
    - foreign currency
       gain (loss)                   -             -           -       32,738              -         32,738        32,738
-------------------------- ------------ ------------- ----------- ------------- --------------- ------------- ------------

                                                                   $(1,255,291)
                                                                  =============
Balance forward, January
    31, 2002                22,111,100    24,427,667           -  $         -    (23,126,027)       (71,501)    1,230,139
Issuance of shares (see
    Note 9)                 12,598,838     2,951,385           -            -              -              -     2,951,385
Stock-based compensation
    expense                          -             -      60,000            -              -              -        60,000
Components of
  Comprehensive income
    - net income (loss)              -             -           -   (2,077,539)    (2,077,539)             -    (2,077,539)
    - change in
       unrealized gain
       (loss) of marketable
       securities                    -             -           -       22,720              -         22,720        22,720
    - foreign currency
       gain (loss)                   -             -           -        1,994              -          1,994         1,994
-------------------------- ------------ ------------- ----------- ------------- --------------- ------------- ------------

                                                                  $(2,052,825)
                                                                  =============

Balance forward, January
    31, 2003                34,709,938   $27,379,052     $60,000                $(25,203,566)      $(46,787)   $2,188,699
========================== ============ ============= ===========               =============== ============= ============

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

14.  Differences   Between  Canadian  And  United  States   Generally   Accepted
     Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

     (e)  Supplemental Financial Information

          (i)  Reconciliation of Cash Flows Under U.S. GAAP


                                                                       2003                2002               2001
                 ---------------------------------------------------------------------------------------------------

                 Cash provided by (used in) operating
                    activities per CDN GAAP                $       (345,611)   $       (200,263)  $       (314,438)


                 Deferred exploration expenditures               (1,195,479)           (196,909)          (281,238)

                 Writedown of exploration expenditures               10,389              70,019            167,063


                 Proceeds of interest disposed of                    58,681                   -                  -
                 ---------------------------------------------------------------------------------------------------

                 Cash provided by (used in) operating
                    activities per US GAAP                 $     (1,472,020)   $       (327,153)  $       (428,613)
                 ===================================================================================================


     (f)  Recent account pronouncements

          In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishments, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements, which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning January 1, 2002. The adoption of SFAS No. 145 will not have an impact on the Company's financial statements.

          In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issued No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 will not have an impact on the Company's financial statements.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

14.  Differences   Between  Canadian  And  United  States   Generally   Accepted
     Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

     (f)  Recent account pronouncements (continued)

          In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others - An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have impact on the Company's financial statements.

          In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income
          (loss) and earnings (loss) per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 will not have an impact on the Company's financial statements.

          In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company has not determined the impact FIN 46 may have on the financial statements.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

14.  Differences   Between  Canadian  And  United  States   Generally   Accepted
     Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

     (f)  Recent account pronouncements (continued)

          In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. We do not expect the implementation of SFAS No. 149 to have a material impact on our consolidated financial statements.

          In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the implementation of SFAS No. 150 to have a material impact on our consolidated financial statements.

     (g)  Stock options

          In 1995 the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation", which contains a fair value-based method for valuing stock-based compensation that entities may use. This measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. For U.S. GAAP purposes management accounts for options under Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees", under which no compensation is recognized in connection with options granted to employees and directors except if options are granted at a strike price below fair value of the underlying stock. If the alternative accounting-related provisions of SFAS No. 123 had been adopted as of the beginning of 1996, the effect on 2001 U.S. GAAP net loss per share would have been immaterial.

          In fiscal year 2002, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; dividend yield 0%; volatility of 80%; and 4.59 years of expected lives. The weighted average fair value of options granted in 2002 is $0.25.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

14.  Differences   Between  Canadian  And  United  States   Generally   Accepted
     Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

     (g)  Stock options (continued)

          In fiscal year 2003, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; dividend yield 0%; volatility of 98%; and 3.41 years of expected lives. The weighted average fair value of options granted in 2003 is $0.26.

          Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's loss for the year and loss per share:

                  ---------------------------------------------------------------------------------------------------
                                                                      2003                  2002              2001
                  ---------------------------------------------------------------------------------------------------

                  Loss for the year:

                    - as reported                         $     (2,077,539)     $    (1,191,541)   $      (577,882)
                  ---------------------------------------------------------------------------------------------------

                    - pro-forma                           $     (2,131,393)     $    (1,201,953)   $      (577,882)
                  ---------------------------------------------------------------------------------------------------

                  Basic and diluted loss per share:

                    - as reported                         $          (0.07)     $          (0.06)   $        (0.03)
                  ---------------------------------------------------------------------------------------------------

                    - pro-forma                           $          (0.08)     $          (0.06)   $        (0.03)
                  ---------------------------------------------------------------------------------------------------


          In March 2000 the Financial Accounting Standards Board issued "Interpretation #44, Accounting For Certain Transactions Involving Stock Compensation" among other issues, this interpretation clarifies:

          (i)  The definition of employee for purposes of applying opinion 25.

          (ii) The criteria for determining whether a plan qualifies as a noncompensatory plan.

          (iii)The accounting consequence of various modifications of the terms of a previously fixed stock option or award, and

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

14.  Differences   Between  Canadian  And  United  States   Generally   Accepted
     Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

     (g)  Stock options (continued)

          (iv) The accounting for an exchange of stock compensation awards in a business combination.

               In relation to (iii) the interpretation states, "if the exercise price of a fixed stock option award is reduced, the award shall be accounted for as a variable from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised, the exercise price of an option award has been reduced if the fair value of the consideration required to be remitted pursuant to the award's original terms".

     (h)  Foreign Exchange Adjustment

          Under U.S. GAAP, foreign exchange (gains) and losses would be excluded from the operating activities in the Statement of Cash Flows and would be shown separately as "effect of exchange rate changes on monetary items": 2003 - $1,994; 2002 - $32,738; 2001 - $(7,751).


     (i)  Statement of Cash Flow

          (i)  Supplemental Disclosure of Cash Flow Information

              Cash paid during the year for:     2003       2002       2001
              -----------------------------------------------------------------

             Interest                         $  1,315     $ 429      $ 512

             Income taxes                     $      -     $   -      $ -

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

14.  Differences   Between  Canadian  And  United  States   Generally   Accepted
     Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

     (j)  Additional Disclosure Required by U.S. GAAP

          (ii) Concentrations of Credit Risk

               At January 31, 2003, 2002, and 2001 the Company had approximately $nil, $nil and $nil, respectively, in cash balances at financial institutions which were in excess of the insured limits.

          (iii) Operations in a Foreign Country

               The Company is subject to numerous factors relating to conducting business in a foreign country (including, without limitation, economic, political and currency risk), any of which could have a significant impact on the Company's operation.

               The Company's U.S. subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California are subject to U.S. corporation tax on profits.

          (iv) Flow-through Shares

               There is no material differences in accounting for flow-through shares (note 2(l)).

     (k)  Additional Disclosure Required by SEC

          The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

          i)   Advances  receivable  include  $33,003  (2002 - $415,156;  2001 -
               $434,733) due from companies and/or a joint venture with common management and common directors.

          ii)  Consulting  fees of $nil  (2002 - $60,000;  2001 - $60,000)  were paid to a company owned by a director.

          iii) Management fees of $74,500 (2002 - $nil; 2001 - $nil) were paid as follows:

                       $69,500  -  to a company owned by a director
                       $5,000  -  to a director

          iv) An allowance in the amount of $246,160 has been accrued in respect of advances made to a company with common management.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(In Canadian Dollars)
--------------------------------------------------------------------------------

14.  Differences   Between  Canadian  And  United  States   Generally   Accepted
     Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

     (l)  Deferred Exploration Expenditures

          The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under US GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred (see note 14(a) to 14(e)).

Item 18. Financial Statements

     See Item 17.

Item 19. Exhibits

     Exhibit Number        Name
     --------------        ----

     1.1  Memorandum of Coral Gold Corp.*

     1.2  Articles of Coral Gold Corp.*

     12.1 Certificate under section 906.

     12.2 Certificate   of   the   Principal   Executive   Officer   under   the
          Sarbanes-Oxley Act

     13   Certificate   of   the   Principal   Financial   Officer   under   the
          Sarbanes-Oxley Act

 ---------------------------
* Previously filed.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: August 14, 2003                  CORAL GOLD CORP.


                                        By:/s/ Louis Wolfin
                                           -------------------------------------
                                           Louis Wolfin, Chief Executive Officer