Form 20-F/A
period 2003-01-31
CORAL GOLD CORP
filed 2004-02-12
CIK 813639

U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                            FORM 20-F AMENDMENT NO. 1
                         (As filed on February 12, 2004)
                            -------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO
     ___________________

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

                                TABLE OF CONTENTS
                                -----------------
Item                                                                        Page

Glossary of Technical Terms...................................................1
Forward-Looking Statements....................................................6

PART I
------

Item 1.     Identity of Directors, Senior Management and Advisors.............6

Item 2.     Offer Statistics and Expected Timetable...........................6

Item 3.     Key Information...................................................6
         A. Selected Financial Information....................................6
         B. Capitalization and Indebtedness...................................8
         C. Reasons for the Offer and Use of Proceeds.........................8
         D. Risk Factors......................................................8

Item 4.     Information on the Company........................................10

         A. History and Development of the Company............................10
         B. Business Overview.................................................10
            Plan of Operations................................................12
            Competition.......................................................13
            Environmental Regulations.........................................13
         C. Organizational Structure..........................................13
         D. Property, Plant and Equipment.....................................14
            Robertson Mining Claims, Nevada, U.S.A............................14
              Property Description and Location...............................14
              Environmental Liabilities.......................................15
              Permitting......................................................16
              Accessibility, Climate, Local Resources, Infrastructure, and
                Physiography..................................................16
              History and Exploration.........................................17
              Geological Setting..............................................19
              Deposit Types and Mineralization................................21
              Drilling........................................................24
              Sampling and Analysis...........................................26
              Security of Samples.............................................28
              Mineral Resource Estimates......................................30
              Proposed Exploration............................................32
              Recommendations.................................................35
            Carve-Out Claims, Nevada, U.S.A...................................36
            Norma Sass and Ruf Claims, Nevada, U.S.A..........................37
            JDN Claims, Nevada, U.S.A.........................................37
            C-Eagle Claims, Nevada, U.S.A.....................................38
            Ludlow Property, California, U.S.A................................38

Item 5.     Operating and Financial Review and Prospects......................38

         A. Operating Results.................................................39
         B. Liquidity and Capital Resources...................................40
         C. Research and Development, Patents and Licenses, etc...............41
         D. Trend Information.................................................41

Item 6.           Directors, Senior Management and Employees..................41

         A. Directors and Senior Management...................................41
         B. Compensation......................................................42
         C. Board Practices...................................................43
         D. Employees.........................................................47
         E. Share Ownership...................................................47
            Option Grants During the Most Recently Completed Financial Year...48 Aggregate Option Exercises During the Most Recently Completed
                  Financial Year..............................................48

Item 7.     Major Shareholders and Related Party Transactions.................49
         A. Major Shareholders................................................49
         B. Related Party Transactions........................................49
         C. Interest of Experts and Counsel...................................50

Item 8.     Financial Statements..............................................50
         A. Consolidated Statements and Other Financial Information...........50
         B. Significant Changes...............................................50

Item 9.     The Offering and Listing..........................................50
         A. Price History of Stock............................................50
         B. Plan of Distribution..............................................52
         C. Markets...........................................................52
         D. Selling Shareholders..............................................52
         E. Dilution..........................................................52
         F. Expenses of the Issue.............................................52

Item 10.    Additional Information............................................52
         A. Share Capital.....................................................52
         B. Memorandum and Articles of Association............................53
         C. Material Contracts................................................54
         D. Exchange Controls.................................................54
         E. Taxation..........................................................55
         F. Expenses of the Issue.............................................59
         G. Dividends and Paying Agents.......................................59
         H. Documents on Display..............................................59
         I. Subsidiary Information............................................59

Item 11. Quantitative and Qualitative Disclosures About Market Risk...........59

Item 12. Description of Securities Other than Equity Securities...............59

Item 13. Defaults, Dividend Arrearages and Delinquencies......................60

PART II
-------

Item 14. Material Modifications to the Rights of Security Holders and Use
             of Proceeds......................................................60

Item 15. Controls and Procedures..............................................60

Item 16. [Reserved]...........................................................60


PART III
--------

Item 17. Financial Statements.................................................60

Item 18. Financial Statements.................................................60

Item 19. Exhibits.............................................................60


EXHIBITS
--------

Certification of Principal Executive Officer................................12.1
Certification of Principal Financial Officer................................12.2
Certification 906...........................................................13.0

                           GLOSSARY OF TECHNICAL TERMS
                           ---------------------------
AA Atomic absorption spectrometry, a scientific test for the presence of elements in a sample.

alluvial In relation to a deposit, means minerals deposited by the effects of erosion, gravity and running water.

alteration          Usually  referring  to  chemical  reactions  in a rock  mass resulting from the passage of hydrothermal fluids.

anomalous           A value, or values,  in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

anomaly Any concentration of metal noticeably above or below the average background concentration.

argillaceous        Relating to or containing clay or clay minerals.

As                  The elemental symbol for arsenic.

assay An analysis to determine the presence, absence or quantity of one or more components.

Au                  The elemental symbol for gold.

background          Traces of  elements  found in  sediments,  soils,  and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.

Bi                  The elemental symbol for bismuth.

Cainozoic           A term  applied to the latest of the three  major  divisions into which strata have been arranged, with reference to the age of the fossils they include, embracing the tertiary and post-tertiary systems.

carat A small unit of weight for measuring the size of diamonds and other precious stones equal to 200 milligrams.

chalcedony          Very fine crystalline  quartz which may be massive or banded
                    (agate).

chalcopyrite        Copper sulphide mineral.

chert A rock resembling flint and consisting essentially of crypto-crystalline quartz or fibrous chalcedony.

Cretaceous          The geologic period extending from 135 million to 65 million years ago.

Cu                  The elemental symbol for copper.

cubic metres or m3  A metric  measurement  of volume,  being a cube one metre in length on each side.

DDH                 Diamond drill hole.

diamondiferous      Gravels yielding diamonds.
gravels

dolomite A mineral consisting of a calcium magnesium carbonate found in crystals and extensive beds as a compact limestone.

drift An underground passage, approximately horizontal, often along a mineralized zone.

dyke A tabular body of igneous rock that has been injected while molten into a fissure.

epidote Calcium, aluminum, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.

fault A fracture in a rock where there has been displacement of the two sides.

Fe                  The elemental symbol for iron.

Ft                  Feet.

grab sample         A sample of  selected  rock chips  collected  at random from within a restricted area of interest.

grade The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

gram A small metric unit of weight nearly equal to one cubic centimetre of water at its maximum density, and equal to one thousandth of a kilogram.

Hg                  The elemental symbol for mercury.

HLEM                Horizontal   loop   electromagnetic   survey,   a  form   of
                    geophysical survey used in the exploration for minerals.

hectare or ha       An area totalling 10,000 square metres.

highly anomalous    An anomaly which is 50 to 100 times average background, i.e.
                    it is statistically much greater in amplitude.

hydrothermal        Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

ICP                 Induced coupled plasma spectrophotometry,  a scientific test
                    that   determines   the  presence  of  elements  from  their
                    lightwaves.

IP Induced polarization survey, a form of geophysical survey used in the exploration for minerals.

indicated mineral   That part of a mineral resource for which quantity, grade or
resource            quality, densities, shape and physical characteristics,  can be estimated with a level of confidence  sufficient to allow
                    the  appropriate   application  of  technical  and  economic
                    parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed planning and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource That part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based upon limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

intrusive           A rock mass formed  below  earth's  surface from magma which has intruded into a pre-existing rock mass.

karst               An irregular topography characterized by sinkholes,  caverns
topography          and lack of surface streams because an underlying  carbonate
                    formation  has  been  riddled  with   underground   drainage
                    channels that capture the surface streams.

kilometres or km    Metric  measurement  of distance  equal to 1,000  metres (or
                    0.6214 miles).

laterite A residual product of rock decay that is red in colour and has a high content in the oxides of iron and hydroxide of aluminum.

measured mineral    That part of a mineral resource for which quantity, grade or
resource            quality,  densities, shape, and physical characteristics are
                    so  well   established  that  they  can  be  estimated  with
                    confidence  sufficient to allow the appropriate  application of technical and economic parameters,  to support production planning and  evaluation  of the  economic  viability of the deposit.  The  estimates  is based on detailed  and reliable
                    exploration,   sampling  and  testing  information  gathered
                    through  appropriate   techniques  from  locations  such  as
                    outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological grade and continuity.

Mesozoic From the Greek words "meso" (middle) and "zoe" (life), meaning the time of middle life on Earth about 250 to 65 million years ago. It followed the Paleozoic era (time of ancient life) and preceded the Cenozoic era (time of recent life), and encompasses the Triassic, Jurassic and Cretaceous periods.

mill A facility for processing ore to concentrate and recover valuable minerals.

milligram           A very small metric unit of weight  equal to one  thousandth of a gram.

mineral reserve     A mineral  reserve is the  economically  mineable  part of a
                    Measured or Indicated  mineral  resource  demonstrated by at least a  preliminary  feasibility  study.  This  study  must
                    include   adequate   information   on  mining,   processing,
                    metallurgical,  economic  and other  relevant  factors  that demonstrate,  at the time of the  reporting,  that  economic extraction  can be  justified.  A mineral  reserve  includes diluting  materials and allowances for losses that may occur
                    when  the   material  is  mined.   Mineral   resources   are
                    sub-divided   in  order  of   increasing   confidence   into
                    "probable" and "proven" mineral reserves. A probable mineral reserve  has a  lower  level  of  confidence  than a  proven
                    mineral  reserve.   The  term  "mineral  reserve"  does  not
                    necessarily signify that extraction  facilities are in place or operative or that all  governmental  approvals  have been
                    received.   It  does  signify  that  there  are   reasonable
                    expectations of such approvals.

mineral resource    The estimated  quantity and grade of mineralization  that is of potential  economic  merit. A resource  estimate does not require specific mining, metallurgical, environmental, price
                    and  cost   data,   but  the  nature   and   continuity   or
                    mineralization must be understood. Mineral resources are sub-divided in order of increasing geological confidence into "inferred", "indicated", and "measured" categories. An inferred mineral resources has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

mineralization      Usually implies minerals of value occurring in rocks.

Mo                  The elemental symbol for molybdenum.

Mn                  The elemental symbol for manganese.

net smelter or NSR  Payment  of  a  percentage  of  net  mining   profits  after
royalty             deducting applicable smelter charges.

Ni                  The elemental symbol for nickel.

ore A natural aggregated of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

outcrop             An exposure of rock at the earth's surface.

overburden          A general term for any material  covering or obscuring rocks from view.

oz/t                Troy ounces/ton.

Pb                  The elemental symbol for lead.

porphyry Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.

possible or         Term  used to  described  ore where  the  mineralization  is
inferred ore        believed   to  exist  on  the   basis  of  some   geological
                    information, but the size, shape, grade, and tonnage are a matter of speculation.

ppm or parts        A unit of measurement  which is 1000 times larger than parts
per million         per billion (i.e. ppb); 1 ppm is equivalent to 1000 ppb, and is also equivalent to 1 gram/tonne.

prefeasibility      Each  mean  a  comprehensive  study  of the  viability  of a
study and           mineral  project  that has  advanced to a stage where mining
preliminary         method,  in the  case  of  underground  mining,  or the  pit
feasibility study   configuration,  in the  case of  open  pit  mining,  as been established,  and which,  if an effective  method of mineral
                    processing  has  been   determined,   includes  a  financial
                    analysis based on reasonable assumptions of technical, engineering, operating, economic factors, and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.


probable mineral    A probable mineral reserve is the economically mineable part
reserve             of an  indicated,  and in  some  circumstances,  a  measured mineral  resource  demonstrated by at least a prefeasibility study.  This  study must  include  adequate  information  on
                    mining,  processing,  metallurgical,   economic,  and  other
                    relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

propylitic          A rock alteration  assemblage  comprising calcite,  epidote, chlorite, pyrite and other minerals, found typically in the periphery of a hydrothermal system.

proven mineral      A proven mineral reserve is the  economically  mineable part
reserve             of a measured  mineral  resource  demonstrated by at least a prefeasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

pyrrhotite          A bronze  coloured  mineral of metallic lustre that consists of ferrous  sulphide and is  attracted  by a magnet.

pyrite              Iron  sulphide  mineral.

quartz              Silica or SiO2, a common  constituent  of veins,  especially
                    those  containing  gold  and  silver   mineralization.

ROM                 Abbreviation  for "run of mine",  which  refers to low-grade

                    "ore" that can only be mined if it undergoes minimal processing, otherwise it would be uneconomic (not ore).

RVC                 Reverse  circulation  diamond  drilling.

reef A geological formation or mineral within defined boundaries separating it from the adjoining rocks.

Sb                  The elemental symbol for antimony (stibium).

silicification      Replacement  of the  constituent  of a rock by quartz.

test pits           Shallow   holes  dug  at  spots  along  the  strike  of  any
                    mineralization  or, if it is  disseminated,  anywhere in the
                    area  where  the  shallow  holes  might  reach   mineralized
                    bedrock.

ton                 Imperial  measurement of weight  equivalent to 2,000 pounds.

tonne Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

tuff A rock comprised of fine fragments and ash particles ejected from a volcanic vent.

veins The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Zn                  The elemental symbol for zinc.

                           FORWARD-LOOKING STATEMENTS

     The following discussion contains forward-looking statements regarding events and financial trends, which may affect the future operating results and financial position of Coral Gold Corp. (the "Company", or alternatively, "Coral"). Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D. and "Operating and Financial Review and Prospects" at Item 5.

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

Item 4. Information on the Company

A.   History and Development of the Company

     The Company was organized under The Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Coral Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and subsequently to Coral Gold Corp. on September 9, 1987. The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

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

Robertson Mining Claims

     During fiscal year ended January 31, 1999, the Company entered into an option agreement dated October 8, 1998 with Placer Dome U.S. Inc. ("Placer") respecting the Robertson Mining Claims (the "Option Agreement"), wherein Placer acquired the option to earn up to a 70% interest in the Robertson Mining Claims, and also agreed to post security by means of a financial guarantee on a US$2,050,000 reclamation bond on a portion of the Robertson Mining Claims (the "Reclamation Bond"). The Option Agreement was later assigned by Placer to the Cortez Joint Venture, dba Cortez Gold Mines (a joint venture owned by Placer and Kennecott) ("Cortez"). Pursuant to the terms of the Option Agreement, when Cortez elected to terminate the Option Agreement effective December 30, 1999, the Company was then required to post its own security for the Reclamation Bond and obtain a full release of Placer's guarantee not later than 18 months after the effective date of termination. In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Mining Claims to reduce the Reclamation Bond that Placer had guaranteed for the Company. The Company was able to obtain a release of Placer's guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the Reclamation Bond. The Reclamation Bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash. Subsequent to fiscal year ended 2003, with more reclamation work having been completed and accounted for, the Reclamation Bond was further reduced to US$406,000. The cost to the Company to conduct the reclamation, prepare updated reclamation plan, and other associated costs was approximately US$500,000.

Norma Sass and Ruf Claims

     Upon the termination of the Option Agreement and Cortez's release and quitclaim, the Company held a 100% interest in the Norma Sass and Ruf Claims, located in Nevada, which in prior fiscal years, was grouped with and formed a portion of the Robertson Mining Claims (see: "D. Property, Plant and Equipment, Norma Sass and Ruf Claims" at p. 36 below). Effective December 31, 1999, the Company and Levon Resources Ltd. entered into a Fourth Amending Agreement whereby Levon could earn an undivided 50% interest in the Norma Sass and Ruf Claims upon completion of certain terms. This agreement was further amended effective December 31, 2001 (but signed on October 3, 2002), whereby Levon was transferred a 33-1/3% interest in the Company's interests in the Norma Sass and Ruf claims, in consideration of 300,000 common shares of Levon previously issued to the Company and the prior payment of $350,294 for exploration work or cah in lieu. The Company currently owns a 66-2/3% interest in the Norma Sass and Ruf claims (subject to certain royalties to underlying property owners, as described below), following the execution of the December 2001 Fifth Amending Agreement with Levon.

     On December 4, 2002, the Company granted an option to acquire 33-1/3% interest the Company's interests in the Norma Sass and Ruf Claims to Goldfranchise Corporation ("Goldfranchise"). In order to earn the interest, Goldfranchise must:

     (a)  Pay the Company US$38,391.50, which has been received by the Company;

     (b) Incur a minimum of US$300,000 in exploration work on the Norma Sass and Ruf Claims, of which US$100,000 had to be incurred on or before December 4, 2003, and the balance of US$200,000 incurred on or before December 4, 2004; and

     (c) Pay the Company 33-1/3% of all annual land fees, taxes, advance royalties required to keep the claims in good standing, until Goldfranchise has exercised the option.

Bralorne Property

     During fiscal year 1999, the Company acquired an option to purchase a 25% interest in certain mineral properties located in the Lillooet Mining Division, British Columbia, subject to a joint venture agreement between Bralorne Pioneer Gold Mines Ltd., and Avino Silver & Gold Mines Ltd. ("Joint Venture"). To exercise the option, the Company paid $500,000 and was required to (i) pay $200,000 by each October 17th, 1999 through 2003, (ii) pay $250,000 by October 17, 2004, and (iii) assume $700,000 of the Joint Venture liability and contribute 25% of all future costs related to the Bralorne Property. The Company made the first installment payment of $200,000 for October 1999. By an amendment dated October 16, 2000, the 2000 payment was extended to August 31, 2001, which the Company failed to make, and as of fiscal year ended 2002, the Company decided to abandon the option.

PLAN OF OPERATIONS

Mining Activities

     All of the properties and interest in which the Company owns are in the exploration stage only, and the Company does not have an operating mine or conduct any mining activities. Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of the Company.

Exploration and Business Development

     The Company's exploration and business development activities are focused on gold. In the United States, the Company's major exploration and business development project is the Robertson Mining Claims. During the fiscal year 2003, the Company focused on reclamation on the Robertson Mining Claims, including reclaiming the bone yard, removing old buildings, and filling drill holes. In addition, in November 2002, the Company conducted a drilling program on the Carve-Out Claims of the Robertson Mining Claims (see: "D. Property, Plant and Equipment, Carve-Out Claims" at p. 32 below). Mr. Robert McCusker, P.Geol., former Senior Geologist for Amax Gold Mines ("Amax"), supervised the 7,315-foot drill program and reported that the drilling was focused on two areas: follow-up drilling in the immediate vicinity of existing drill hole 97401 and a series of close-spaced offset holes near PR-380. No significant mineralization was encountered.

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

C.   Organizational Structure

     The Company has two wholly-owned subsidiaries, Coral Energy Corporation of California, a California corporation which holds title to the Company's California real property, and Coral Resources, Inc., a Nevada corporation, which holds title to the Company's mining claims located in Nevada.

D.   Property, Plant and Equipment

Nevada and California, United States

Cautionary Note to United States Investors. As a British Columbia corporation, the Company is subject to certain rules and regulation issued by the British Columbia Securities Commission ("BC Securities Commission"). The Company files an Annual Information Form on Form 44-101F1 ("AIF") with the BC Securities Commission via the System for Electronic Document Analysis and Retrieval ("SEDAR") for Canadian Securities Administrators. Under the AIF, the Company is required to provide detail information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. Further, the Company describes its properties utilizing mining terminology such as "Measured Reserves" and "Indicated Resources" that are required by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC"). For clarification, the Company has no properties that contain reserves as defined by the SEC and is providing the foregoing, in part, in order to meet its requirements under National Instrument 44-101 promulgated by the BC Securities Commission.

Robertson Mining Claims, Nevada, U.S.A.

     The Robertson Mining Claims are located in Crescent Valley, Nevada on the western flanks of the Shoshone Range, 28 miles to the southeast of Battle Mountain, Nevada, which lies some 230 miles northeast of Reno, Nevada. The Robertson Mining Claims comprise approximately 11,000 acres in the Bullion Mining District, Lander County, Nevada, and currently include 724 patented and unpatented lode mining claims. The Robertson Mining Claims are recorded under three separate claims groups known as the (i) Core Claims (or "Robertson Property"), Carve-Out Claims (or "Excluded Claims"), and (iii) the Norma Sass and Ruf Claims, as described more particularly below.

     These mining claims have been acquired over a period of several years from different sources. The entire Robertson Mining Claims are subject to (i) a 3% net smelter royalty to Geomex Development Eighth Partnership ("Geomex 8"), which royalty shall cease at such time as the sum of US $1,250,000 has been paid to Geomex 8, and (ii) subject to various mining leases requiring minimum annual advanced royalties ranging from 2% to 10% of net smelter returns (see Table at p. 14 below).

     The Core Claims (referred to hereafter as the "Robertson Property") are the subject of a technical report dated January 15, 2004 prepared by Robert T. McCusker, P.Geol., entitled "Geological Report on the Robertson Property", in accordance with the requirements of NI 43-101 (the "McCusker Report"). The following information concerning the Robertson Property is excerpted from the McCusker Report. The reader is referred to the entire text of the McCusker Report, a copy of which is available under the Company's filings on SEDAR at www.sedar.com.

Property Description and Location:

     The Robertson Property is located in eastern Lander County, Nevada, on public lands administered by the Bureau of Land Management (BLM). The property is situated in Sections 2-10, 15-18, 20, 21, Township 28 North, Range 47 East and Sections 26, 32 and 34, Township 29 North, Range 47 East, Mt. Diablo Baseline & Meridian.

     The Robertson Property consists of 428 unpatented federal lode, 94 placer claims, nine patented lode claims and one unpatented mill site, covering over 4,500 acres. Two groups of claims totaling 82 claims are non-contiguous with the core group of claims. The Company controls the surface and mineral tenures within the project area through recorded title, or through mining lease and mining lease with option to purchase agreements of the patented and unpatented mining claims. The Company's wholly-owned subsidiary, Coral Resources, Inc., is the owner of record with 100% interest in 343 claims and controls an additional 189 claims through a variety of mineral leases, as more particularly described below.

     In 2001, a Boundary Agreement between the Company and the Cortez Joint Venture (Placer/Kennecott) resolved claim boundary overlaps and seniority issues along the east and south sides of the Robertson claim block. This agreement required both parties to amend and (or) abandon certain claims in order to achieve the agreed upon boundary. This was completed during the 2002-2003 assessment year.

     Approximately 189 of the 532 claims that comprise the Robertson Property are controlled by the Company through six mining leases and option agreements. The claims held by the Company under lease or option agreements require minimum advance royalty payments and production royalties in the event of production. Total annual payments for the various leases and minimum advance royalties are US$67,800. A summary compilation of the terms of these agreements are presented in the Table below:

                       MINING LEASE AND OPTION AGREEMENTS
                                                                        Production        Advance Royalty
Company/Date                     Number of Claims   Option Pmt.         Royalty           Pmt.
-------------------------------- ------------------ ------------------- ----------------- ------------------
Tenabo Gold Mining Co.           13                 $2M                 8% NSR            $12,000/yr
Nov. 30, 1975

Fannie Komp                      76                 $1M                 5% NSR            $24,000/yr
Sept. 16, 1986

Florence Johnson                 16                 $50,000             5% GSR            $1,800/yr
Nov. 5, 1986

Northern Nevada Au, Inc          12                 $0.3M               4% GSR            $9,600/yr
Sept. 30, 1986

Albany Gold Corp.                All                $1.25M              3% NSR            None/yr
(Geomex)

Mauzy, et al                     36                 $0.75M              5% NSR            $14,400/yr
Apr. 21, 1989

Marcus Corp.                     36                 $2.5M(cap)          10% NSR           $6,000/yr
July 31, 1997

     Annual federal rental fees of US$44,300, payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2003-2004 assessment year. A complete listing of claims with Lander County book and page numbers, and BLM serial numbers are presented in the Appendix to the McCusker Report.

Environmental Liabilities:

     In 1988-89, the Company operated a small open pit gold mining operation and heap leach facility on the Robertson Property. The resulting disturbances include three small open pit mines, waste dumps, haul roads, drill roads, open drill holes, and a 350,000 ton heap leach facility and related recovery plant. In 1994, a reclamation plan was prepared by Amax and submitted to the Battle Mountain office of the BLM. The cost to perform the reclamation of the Robertson mine site was estimated at that time to be US$2 million. In 2001, the Company began reclamation activities which were accelerated in 2002, with the recontouring of waste dumps, reclamation of the leach pad, haul roads and the filling of all open drill holes. As a result of this activity, in June 2003, the BLM reduced the bonding requirements for the project to US$406,000. The Company currently maintains a required performance bond with the Nevada State Office of the BLM.

     In March 2003, on behalf of the Company, SRK Consulting submitted a Final Plan for Permanent Closure with the BLM and Nevada Division of Environmental Protection (NDEP). The closure plan has been approved by both agencies.

Permitting:

     In 2002, the Company submitted and was granted a five year renewal of Water Pollution Control Permit (NEV60035) by the NDEP for the Robertson Property. In addition, the Company continues to conduct reclamation activities under a Plan of Operation (NV067688) approved in 1989 by the BLM.

     Because no exploration activity has occurred on the Robertson Property since 1999, and significant reclamation has occurred, any new exploration activities that result in a surface disturbance will require submission and approval of an Amendment to the Plan of Operation. Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance. Much of the Robertson Property has been previously cleared under various surveys conducted by Amax. There are no known environmental or threaten and endangered species issues at the Robertson Property that would provide grounds for denial of approval of an Amended Plan of Operation.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography:

     The Robertson Property is 27 air miles southeast of Battle Mountain and 60 miles southwest of Elko, Nevada. From Battle Mountain, the county seat, the property is reached by traveling 28 miles east on Interstate Highway 80, then 29 miles south on Nevada Highway 306 to the property turn off. The property is reached by driving two miles west on a well maintained gravel road. A network of unimproved dirt roads and tracks provide access to the remainder of the property.

     The Robertson Property is situated in the Tenabo sub-district of the Bullion mining district, within a series of low foothills on the extreme eastern flank of the Shoshone Mountains near the abandon town site of Tenabo. The climate is arid to semi-arid, with high annual insolation, low annual precipitation and large daily temperature fluctuations. Altitude on the project varies from 5,000 ft to 6,281 ft above mean sea level. Vegetation is typical of the Great Basin Desert Shrub Steppe, comprised of communities of large sage brush, rabbit brush, Sandburg bluegrass and varieties of forbs. Average annual precipitation at the site is less than 7 inches per year, mostly from winter snowfall and sporadic summer afternoon thunderstorms. In the region, the average maximum temperature is 63(Degree) F and the average minimum temperature is 30(Degree) F. Mid-winter day-time temperatures average 24(Degree) F and mid-summer day-time temperatures average 90(Degree) F.

     Land ownership within the Robertson Property project area consists of federal surface and minerals within the Shoshone-Eureka Resource Area, administered by the Battle Mountain District of the Bureau of Land Management. According to the BLM, principal land uses within the project area are mining, wildlife habitat and livestock grazing.

     Water is currently supplied to the project by the "Komp" well (Permit No. 50683), located in Section 10, Township 28 North, Range 47 East. Use of the well by the Company was granted as part of the "Fanny Komp" mining lease agreement.

In 1994, Amax filed two applications to appropriate ground water (Permit No. 59780 and 59781). The filings progressed to "ready-for-action" status at that time, but were never approved because Amax subsequently withdrew from the project.

     A paved state highway provides access to within 2 miles of the property and a major power line (120 kV) that currently provides electrical power to a nearby operating mine crosses the east edge of the property. Surface rights at the Robertson Property are sufficient to support a major mining operation. Experienced mining personnel are available in the nearby communities of Elko and Battle Mountain.

History and Exploration:

     The Robertson Property is located in the Tenabo area, a sub-district of the Bullion mining district. Historic lode mining in district dates from 1905 with a total production of 20,000 oz of gold credited to the mines of the area (Stager, 1977). Placer gold was discovered in many of the dry washes in the Tenabo area in 1916. Between 1937-39, a small dragline dredge and washing plant operated in the district, and a dredge was reported by Humphrey to be operating in lower Mill Gulch in 1945. Placer production is estimated to have yielded $25,000 worth of gold and minor amounts scheelite (Johnson, 1973).

     During the period 1966-70, a number of companies explored the district in search of porphyry copper-style mineralization. In 1968, while drilling a series of shallow rotary holes near the Gold Pan mine, Superior Oil discovered a small, but relatively high-grade zone of gold at shallow depths in what is now known as the Gold Pan Zone. However, with additional drilling, Superior quickly lost interest in the district. They were soon followed by a number of mainly Vancouver-based junior mining companies, including Placer Development (1974-75), Teck Corporation (1977), Aaron Mining Ltd. (1975-86), and E & B Exploration Ltd. (1980-81), all of whom sporadically explored the Tenabo area with limited success. A summary of the drilling completed by these companies prior to the Company's involvement (1986) is presented in the Table below:

                              Summary of Pre-Coral Drilling Activities at Robertson

                              Number and Type Drill
Company                       Date of Activity   of Holes Drilled            Footage(ft)      Target
----------------------------- ------------------ --------------------------- ---------------- ------------------

Superior Oil                  1968-70            92(?) Conv. Rotary          c. 32,000        Gold Pan
Placer Dev.                   1973-74            23(?) Conv. Rotary          c. 3,500         none
Teck Corp.                    1977               none                        none             none
Aaron                         1977               7 Conv. Rotary              c.300            Gold Quartz
E & B Exploration             1980-81            148 RVC(?)                  30,807           Gold Pan
TOTALS                                           270                         65,407

     Modern open pit mining and heap leaching began as early as 1974, when Aaron Mines, Ltd., initiated a pilot leach operation. Aaron placed about 15,000 tons of oxide material mined from the "glory hole" and waste dumps of the Gold Quartz mine on a small leach pad, from which 377 ounces of gold were recovered (Stevenson & Assoc., 1977). During the period 1978-80, Aaron placed 38,400 tons of ore on a second larger pad, from which they recovered 517 ounces of gold (Sampson, 1988). Also during that period Aaron continued exploration and began consolidating and acquiring claims in the district.

     In 1986, the Company acquired Aaron's interest in the property and immediately began a series of major drilling programs beginning in 1986 and continuing until 1989. Mining operations commenced in 1988, but were suspended less than one year later. During the operating life of the Robertson mine, approximately 350,000 tons of low-grade material was placed on leach pads from which about 6,200 ounces of gold were recovered.

     During the period 1986 through 1989, the Company completed approximately 380 reverse circulation (RVC) drill holes and 7 diamond drill holes (DDH), totaling about 109,377 ft. Much of this drilling was focused in four resources areas; Gold Pan, Gold Quartz, Gold Quartz extension (also called Gold Quartz
West) and in the Triplet Gulch area. The purpose of this drilling was to determine the limits and continuity of mineralization within these zones. Nearly all of the RVC holes were drilled vertically to an average depth of about 300 ft.

     During the later stages of the Company's exploration program, they completed two "deep" RVC holes that reached depths of 1,400 ft and 1,810 ft, respectively. In addition to resource definition, the Company also embarked on a program of district-wide exploratory and follow-up drilling of numerous surface anomalies.

     In 1990, the Company and Amax Gold Exploration entered into an Amended and Restated Option and Earn-In Agreement in which Amax could earn a 60% interest in the Robertson Property by producing a bankable feasibility study. From 1990, until they withdrew from the venture in 1996, Amax completed a district-wide exploration program that included drilling 338 RVC holes and 62 DDH, totaling over 176,000 ft.

During this time period, Amax discovered a number of mineralized zones which comprised a low-grade, drill-indicated resource of over 1 million ounces of gold. These resources are summarized below in the Table below:

                              Robertson Property Drill-Indicated Resources (1996)

Mineralized                                        Million             Grade          Contained
Zones                                              Short Tons          (oz Au/t)      Oz Gold
-------------------------------------------------- ------------------- -------------- ------------------
Altenburg Hill**                                      3.50             0.018                63,900
Porphyry Zone*                                       20.00             0.020               400,000
Gold Pan**                                            8.30             0.024               199,200
39A Zone                                              4.70             0.077               367,190
                                            TOTAL     36.5             0.028             1,030,290

     Note:*Includes AGI proven+probable reserve 13,556,125 tons at an average grade of 0.0188 (1994). **Inferred mineral resources estimated by AGI
          (1996).

     In 1994, Amax began close-spaced grid drilling of the Porphyry Zone resource to define a mineable reserve to serve as a basis for completing a bankable feasibility study (Amax, 1994). The resulting reserve of about 14 million tons averaging 0.019 and containing about 180,000 recoverable ounces of Au, was deemed marginal at a gold price of US$400/oz. THE HISTORICAL MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES CITED IN THE TABLE AND DISCUSSED ABOVE ARE PRESENTED FOR THE PURPOSE OF HISTORICAL BACKGROUND ONLY, AND DO NOT REPRESENT DEFINED MINERAL RESOURCES ON THE ROBERTSON PROPERTY. IN ADDITION, THE CLASSIFICATION OF THESE HISTORICAL MINERAL RESOURCES AND RESERVES DO NOT CONFORM TO THE CATEGORIES OF NI 43-101 AND HAVE NOT DEMONSTRATED ECONOMIC VIABILITY. THE READER IS REFERRED TO THE SECTION ENTITLED "MINERAL RESOURCE ESTIMATES" HEREIN FOR THE CURRENT MINERAL RESOURCE ESTIMATES PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF NI 43-101.

     In 1998, Cortez Gold Mines (a joint venture owned by Placer and Kennecott) entered into an Option and Earn-In Agreement with the Company in which Cortez could earn a 70% interest in the Robertson Property by producing a bankable feasibility study. The focus of their exploration was to expand the 39A Zone and test a number of outlying targets. During 1999, Cortez completed 46 RVC drill holes and a single mud rotary hole, totaling 57,000 ft. Of the thirteen holes directed at expanding the 39A Zone, only two holes, 99401 (130 ft/0.05 oz Au/t) and 99413 (80 ft/0.163 oz Au/t) encountered significant mineralization. This drilling program did little to expand the resource. Of the remaining holes drilled by Cortez, only two holes (99406 and 99419) encountered significant mineralization. Both holes were designed to offset and (or) follow up existing drill intersections and surface gold anomalies.

     After completing this drilling program, Cortez declared its interest in renegotiating the terms of the Option Agreement with the Company. When the Company declined, Cortez subsequently terminated the Option Agreement on December 30, 1999, and did not earn an interest in the Robertson Property.

Geological Setting:

     North-central Nevada is within the Basin and Range physiographic province of western North America. Published geological reports describing the regional geology of the Tenabo district include Gilluly and Gates (1965), Wrucke (1974), Wrucke and Armbrustmacher (1975), and Stewart (1980).

     The geology of this region is dominated by a complex set of branching, low-angle faults that are part of the Roberts Mountains thrust fault (RMTF). Forming the upper plate of this regionally significant structure are a series of thick, vertically stacked nappes of predominately dark-gray, fine-grained siliceous sedimentary and lesser volcanic rocks of early to middle Paleozoic age. During latest Devonian or earliest Mississippian time, these eugeosynclinal rocks are postulated to have been transported eastward many tens of miles along segments of the RMTF and structurally emplaced over a mostly carbonate sequence of similar age that comprises the lower plate. While siliceous rocks of the upper plate are widespread in the region, carbonate rocks of the lower plate are comparatively rare and are exposed in a few "structural windows" such as the nearby Gold Acres window. Many of the regions gold deposits, including Gold Acres and Pipeline are within or near to structural windows of lower plate carbonate rocks. The Gold Acres-Tenabo area lie along the Battle Mountain-Eureka trend of mineral deposits.

     Beginning in late Mesozoic age and continuing until middle Miocene time, rocks of both the upper and lower plates of the RMTF were cut by episodic high-angle faulting and associated igneous activity. Starting about 17 Ma, regional extensional block faulting further modified the area, resulting in the characteristic basin and range topography encountered in this part of Nevada.

     Geologically, the Robertson Property consists of a series of relatively flat-lying, vertically stacked thrust sheets that form part of the Roberts Mountain allochthon, which in the district is composed of siliciclastic rocks of Ordovician through Devonian age (Wrucke, 1974). The district is dominated by a very thick sequence of middle to late Devonian Slaven Chert composed mainly of argillite, chert, lesser siltstone and shale, and minor intermediate volcanic rocks. Structurally overlying the Slaven Chert along the north and east sides of the district are a sequence of rusty brown weathering siltstone, sandstone and very minor limestone of the Silurian Elder Sandstone.

     Intruding the thick Paleozoic sequence is an elliptical-shaped, composite granodiorite stock (or lacolith) of Eocene age (McKee and Silberman, 1970). The orientation of the principal axis of the stock is approximately east-west. Associated with it are numerous dikes, sills and plugs that vary in composition from diorite, the earliest known intrusion, to rhyolite, the latest. Most of the identified gold resources, including the Porphyry, Gold Pan and 39A Zones, lie along or near the northern contact of the composite stock. A series of narrow and laterally continuous (up to 1,600 ft) intrusive "pebble" dikes extend northward from the northern contact of the granodiorite stock. Near contacts with the Tertiary intrusions, many of the sedimentary and volcanic rocks, and early phases of the stock, have undergone significant thermal metamorphism, intense recrystallization, bleaching and pervasive metasomatism. Many of these rocks have been converted to layered sequences of biotite, "quartz" and calc-silicate hornfels, marble, exoskarn and endoskarn.

     Mineralization at the Robertson Property is strongly controlled by a system of low and high-angle faults and related fracture zones. Less commonly, brecciation associated with axial plane shear zones developed in isoclinal folds are also important hosts for mineralization, locally. Although individual structures host ore-grade gold, higher grades commonly occur where one or more structures intersect.

Low-Angle Faults

     Rocks of the district are cut by a myriad of low-angle thrust faults associated with the emplacement of the Roberts Mountain allochthon. Reactivation of these faults during emplacement of the Tenabo intrusive complex created an important fracture system that, along with younger high-angle faults, strongly control the distribution gold at Tenabo. A major low-angle fault is thought to be the principal control of gold distribution in a broad area extending from hole AT-1 westward to 99445, a distance of over 3,000 ft, and containing the high-grade 39A Zone resource.

NW and East-West High-Angle Faults

     In addition to the flat-lying thrust faults associated with the RMTF, rocks of the district are broken and offset by series of NW-striking high-angle faults. Many of these faults extend through the Eocene-age stock and are filled locally by younger dikes. Gold mineralization appears closely associated with NW faults. A less obvious, but important east-west fault system occurs along the north side of the granodiorite stock and likely controlled emplacement of the elliptical granodiorite stock as well as a later feldspar porphyry dike swarm. Movement along this fault is suspected to be, at least in part, sinistral. Within the Gold Pan zone, higher grade mineralization forms a series of en echelon ore shoots that trend generally east-west and are thought to be controlled by this fault zone.

NE High-Angle Faults/Dikes

     A subtle NE-trending structural fabric is reflected mainly by a number of dike-filled faults and the apparent control exerted on the distribution of gold mineralization. In the Porphyry Zone, high-grade gold is commonly associated with a series of sub-parallel, NE striking faults locally filled by granodiorite and (or) igneous breccia dikes. In the 39A Zone, mineralization occurs at intersecting NE- and NW-trending high-angle faults and a shallow NE dipping shallow dipping (25(Degree)) fault zone.

Folds

     Paleozoic rocks of the district are locally folded into small-scale isoclinal folds that typically strike NNW and plunge 5(Degree) to 15(Degree) to the NNW. This fold orientation is largely confined to the Devonian Slaven Chert. Strong shearing and brecciation are often well developed along many fold axial planes creating additional structural disruption in the rocks and sites for gold deposition.

     In contrast, a series of broad, NE-striking open folds are developed in a nappe of Silurian Elder Sandstone along the northeast part of the property. This variation in fold orientation suggests that these thrust sheets were emplaced separately and from different directions. A similar broad anticlinal fold is developed in the Porphyry Zone that is more or less coincident with mineralization. This fold, which strikes N-S, is thought to have formed partly in response to emplacement of a large diorite dike. Mineralization in this zone is strongly controlled by faulting in the footwall of the dike. Any influence on the localization of the mineralization by this fold is unclear.

     As a result of late Tertiary Basin and Range block faulting, rocks along the east side of the Northern Shoshone Range, including the Tenabo area, have been tilted as much as 15(Degree) to 25(Degree) to the east (Gilluly and Gates, 1965). This post-mineral tilting resulted in the rotation of the large diorite dike in the Porphyry zone, leading to the original interpretation that this intrusion was a thick sill. The tabular mineralized zone associated with the footwall of the diorite dike was also rotated eastward, resulting in a shallow westward dip.

Deposit Types and Mineralization:

     Gold  mineralization  at the  Robertson  Property  is  both  spatially  and temporally associated with the Eocene-age Tenabo intrusive complex. Gold mineralization in the Porphyry Zone occurs at the contact between a potassic-altered, fine-grained diorite and calc-silicate hornfels and skarnoid units in the Elder Sandstone. These relationships suggest that this mineralization represents a proximal Au-Ag (Cu) skarn system as defined by Orris, et al (1987) and Ray, et al (1990). Gold in the Altenburg Hill and Gold Pan zones occur in a similar proximal position in biotite and calc-silicate hornfels at the faulted contact of the granodiorite stock, related dikes, sills, and irregular diorite endoskarn bodies (Candee, 1996). The high-grade 39A Zone is strongly controlled by intersecting high-angle fault zones developed in a highly fractured layered sequence of retrograde-altered biotite, calc-silicate hornfels and skarnoid. The mineralization is developed 800 ft to 1,000 ft from the contact of the granodiorite stock and shares many mineralogical and geochemical characteristics of "distal" gold skarns, as defined by Ray, et al,
(1990).

     A series of persistent, but narrow flat-lying mineralized zones, situated slightly outside the thermal metamorphic aureole of the stock are postulated to represent a more distal position of the Tenabo Au-Ag (Cu) hornfels/skarn system. This mineralization is hosted by silty carbonaceous shale and siltstone. Along with the lack hornfels within these zones, gold mineralization is accompanied by significant increases in mercury concentration, ranging between 1.3 ppm and 6.4 ppm. These relationships suggest that this "Carlin-like" mineralization may represent a so-called "distal disseminated" system as defined by Cox (1992).

     Also outside the metamorphic aureole are a series of locally mineralized, NNW-striking moderate to high-angle faults marked by discontinuous 5-ft- to +50-ft-thick, weakly to moderately silicified breccia zones. Surface rock chip sampling and shallow RVC drilling of these breccia outcrops have returned significant ore grade values. Many of the anomalous gold values from outcrop sampling have not been followed up and at least three ore-grade gold drill intercepts remain open along strike and down dip.

     High-grade, east-west striking, quartz-sulfide + calcite veins and/or silicified zones with strong quartz (silica)-sericite-(pyrite) alteration envelopes, have been defined in the Gold Pan Zone and include a number of veins in the Phoenix and Silver Safe mines. The highest grades (+0.5 oz Au/t) occur at intersections with NW-striking faults and fracture zones. These veins and silicified structural zones carry significant values in Au-Ag, As-Sb+Hg, Cu-Pb-Zn.

     Gold mineralization within the Tenabo intrusive complex exhibit characteristic of a Au-Ag (Cu) hornfels/skarn system. Exploration at Robertson will focus on expanding currently defined medium to high-grade resources, better define the potential of the emerging large distal disseminated mineralization and offset a number of drill intercepts in the NW-striking braided fault system. To test the potential of the east-west striking high-grade Au-Ag, As-Sb+Hg, Cu+Pb+Zn quartz-sulfide+calcite veins and silicified breccia zones, detailed close-spaced drilling will be required.

The geological setting for these various deposit-types includes:

o    Structural intersections of high-and low-angle faults,
o    Replacement of relatively favorable lithologies for development of skarn,
o Late-stage quartz-sulfide+calcite "gash" veins within a strike-slip fault environment,
o    Proximity   to  the  Tenabo  stock  for  proximal  and  distal  Au-Ag  (Cu)
     hornfels/skarn,
o    Igneous dike-filled faults.

     The Robertson Au-Ag (Cu) hornfels/skarn system contains a series of mineralized zones spatially associated with an intermediate-composition intrusive complex of late Eocene age. Gold occurs in highly fractured, fine-grained siliciclastic sedimentary and lesser volcanic rocks at or near contacts with intrusive rocks. Major fault zones controlled not only emplacement of the Tenabo stock and later dike swarms, but also provided pathways as well as sites of deposition for Au-Ag (Cu) mineralization. Numerous high-grade gold values located along the margins of a NE-striking dike swarm and related fault zones may represent feeder zones for the lower grade hornfels/skarn-type mineralization. These feeder zones may also represent a viable exploration target.

     In northern Nevada, a number of Au-Ag (Cu) skarn systems have become significant producing gold mines and several identified mineral resources remain unexploited. Examples of deposits with similar geologic settings include McCoy/Cove mine, Phoenix Project (Battle Mountain district), Buffalo Valley mine and Redline prospect, all of which are on the Battle Mountain-Eureka trend.

     The currently identified mineral resources occur in four zones localized along the northern contact of the Tenabo stock, forming a general east-west trend. These resources include the Porphyry, Gold Pan, Altenburg Hill and 39A Zones. The Porphyry, Gold Pan and Altenburg Hill Zones occur in highly fractured hornfels and skarn units at the contact of the granodiorite stock, whereas the 39A is localized at the intersection of two high-angle faults in retrograde-altered hornfels.

Porphyry Zone

In 1994, Amax defined a proven+probable+inferred "mineable reserve" in the Porphyry Zone, using a 0.01 oz Au/t cutoff grade, that contained 14 million short tons averaging 0.019 oz Au/t. These historical reserves are presented for background informational purposes only, do not represent current mineral reserves at the Robertson Property as defined under NI 43-101, and have not demonstrated economic viability. More recently (McCusker, 2001) the zone was redefined using a 0.02 oz Au/t cutoff grade which now forms a narrow tabular zone along the east edge of the defined reserve. This new zone has a strike length of approximately 1,100 ft north-south, dips 30(Degree) to 45(Degree) to the west, varies from 60 ft to 125 ft thick and reaches 300 ft to 500 ft down dip. Depth to the top mineralization varies from 5 ft to 30 ft in the south and 125 ft in the north.

39A Zone

     The 39A zone is currently defined by 33 RVC holes and 4 diamond core holes, totaling about 28,000 ft. Using a 0.02 oz Au/t cutoff grade, the 39A mineralization forms a stratiform body roughly 1,400-ft-long in the principal north-northeast fault direction and 900-ft-long in the secondary west-northwest fault direction. Along these principal directions, mineralization averages about 150-ft-thick and 120-ft-wide. In the northeasterly direction, the zone plunges 18(Degree) to the north. In the west-northwest direction, the zone plunges 26(Degree) to the southeast. Depth to the top of mineralization varies from 300 ft at the south end of the zone to 605 ft at the extreme north end. Sections

A-A' and B-B' through the 39A Zone show the distribution of potential ore-grade mineralization using 0.01 oz Au/t, 0.05 oz Au/t and 0.25 oz Au/t grade contours.

Gold Pan Zone

     Gold mineralization in the Gold Pan Zone is confined to series of high- and low-angle faults forming a number of narrow tabular to lenticular zones oriented generally to the northwest. Based on a 0.01 oz Au/t cutoff grade, the zone is roughly 1,500-ft-long in an east-west direction, 500-ft-wide and at least 200-ft-thick. Higher grades (> 0.05 oz Au/t) form a series en echelon shoots and veins aligned in an east-west direction and reaching 600-ft-long, 100-ft-wide and 50-ft-thick (Candee, 1996). The depth to mineralization within the zone ranges from 10 ft to 200 ft.

Altenburg Hill Zone

     The low-grade Altenburg Hill resource occurs along the SE contact of the Tenabo stock in highly fractured and folded hornfels and intrusive rocks. Higher grade mineralization is controlled by series of WNW striking, SW dipping high-angle faults. Mineralization extends from outcrop to as deep as 145 ft.

     Mineralization encountered elsewhere on the Robertson Property is closely associated with district-scale low- and high-angle faults.

     Hydrothermal alteration forms a broadly concentric halo surrounding the Tenabo stock and affecting certain rock units as far as 2,000 ft from the stock contact. Alteration patterns in the district are complex due to intense fracturing of the wall rocks, thin bedded nature and rapid compositional change that characterize the sedimentary sequence. Gold-related alteration consist of early-stage intrusion-related potassic, a later "retrograde" skarn(?) stage and a late quartz (silica)-sericite-(pyrite) stage which appears to cut all earlier phases.

Potassic Alteration

     Early potassic alteration is widespread and strongly developed in early phases of the intrusion, and is often spatially associated with gold mineralization, particularly in the Porphyry Zone. In intrusive rocks, this alteration assemblage is characterized by widespread fine-grained secondary biotite replacing coarse-grained magmatic biotite, hornblende and pyroxene, and as veinlets accompanied by adularia (Honea, 1994). Fine secondary biotite also forms narrow envelopes surrounding quartz veinlets that cross-cutting early calc-silicate and biotite hornfels, and certain phases of the stock. In several localities, coarse-grained (> 5mm) adularia occurs as fracture fillings and as cement in several pebble dikes. Potassic alteration is generally associated with Au-Ag (Cu) mineralization having an overall Au to Ag ratio of about 1.5:1.

Retrograde Skarn

     Gold mineralization in the 39A zone is localized at the structural intersection of two high-angle faults and is hosted by strongly retrograde-altered calc-silicate and biotite hornfels. This alteration consists of dark green chlorite, pyrite, + actinolite, k-spar, and quartz which occur as local replacements of fault breccia and certain lithologies, and as strongly developed fracture filling. Accompanying local replacement by chlorite are 8-50 percent fine sulfides, including pyrite-marcasite-pyrrhotite, arsenopyrite, and chalcopyrite. This alteration is characterized by Au to Ag ratios of less than 1:1.

Late Stage Quartz (Silica)-Sericite-(Pyrite)

     The youngest (?) gold-related alteration consists of narrow envelopes of quartz (silica)-sericite-(pyrite) surrounding quartz-sulfide +calcite veins and zones of fine-grained "jasperoidal" silicification carrying Au-Ag, arsenopyrite, tetrahedrite-tennantite, stibnite, galena, sphalerite and chalcopyrite. The age of the Q-S-(Py) alteration and related mineralization is indicated from its relationship with a series of intensely Q-S-(Py)-altered, post-mineral dikes that cut proximal Au-Ag (Cu) skarn-type mineralization in the 39A and Porphyry Zones. Locally, Au-Ag, As-Sb+Hg, Cu+Pb+Zn veins cut and are hosted by the same post-skarn dikes.

Drilling:

     The Robertson Property has had a long and varied drilling history during which time at least 1,100 drill holes totaling 408,000 ft have been completed. About 16 percent of the total footage drilled occurred prior to the Company's involvement in the property. As a result, much of the documentation regarding the early drilling programs is no longer available. What remains available is a digital compilation produced by Amax in the early 1990's, that includes collar coordinates in local mine and UTM grid systems, elevation in feet, assay interval, and gold assay value. The sources of this information were manual compilations by Coral and Amax taken from driller's logs, assay reports and assay certificates. In most cases no geologic logs were available.

     The drilling methods employed by some early explorers are unknown (e.g. Aaron) or are not precisely known. It is known that the Superior and Placer Development drilling programs employed both conventional rotary drilling methods and "percussion" drilling methods. Conventional "open hole" rotary methods produce generally unreliable results because of chronic contamination problems and poor sampling technique. Except where twin RVC or DDH have verified the original assays, much of the early results were not used in resource evaluations. The Table below provides a summary of drilling in the district by companies known to have operated there since about 1968:

                       Robertson Property Drilling Summary

                                                     Down Hole                         Footage          Ave Hole
Company            Number of Holes  Drilling Method  Survey           Collar Survey    Drilled (ft)     Depth (ft)
------------------ ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
Superior                92          Conv. Rtry       no               yes                c.32,000           348
Placer Dev.             23          Conv. Rtry       no               yes                 c.3,200           150
Aaron                   N/A         Percission       no               some                 <1,000          8-10
E & B Expl.             148         RVC              no               yes                  30,800           200
                                    "Percussion"
Coral                   380         RVC              no               yes                 105,877           278
                          7         DDH                               yes                   3,500           500
Amax                    338         RVC              yes              yes                 141,700           420
                         62         DDH              yes              yes                  34,300           553
Cortez                   46         RVC              yes              yes                  54,000         1,174
                          1         Mud Rtry                          yes                   3,000
TOTAL:                1,097                                                               408,377           372

     The E & B Exploration drilling is described in various reports by J. DeLeen (1980 and 1981) as "percussion", but it is believed to have been reverse circulation. Except for the Amax digital compilation, the only remaining record of the E & B drilling is a complete set of drill cuttings retained for each sample interval. In addition, approximately 20 chip boards have also been preserved. The cuttings are stored on site in 20-compartment plastic chip trays identified by hole number and footage. E & B routinely sampled the drill holes on even 5-ft intervals. Of the 148 "percussion" holes drilled by E & B, the majority were 200 ft or less in depth and all were drilled vertical.

     In 1987, the Company developed a local north-south, east-west survey grid consisting of surveyed triangulation stations. All of the pre-Coral drill collars located in the field were subsequently tied to the local grid. Elevation control was determined from the USGS "Tenabo" bench mark (5,164.1 ft) situated at the east edge of the local survey grid.

     Documentation of the Company's RVC and core drilling is no longer available. At the time of the Amax compilation (c.1991-92), the Company's drilling records were well organized and complete, and included driller's logs, sample interval, and assay report. Of the 380 RVC holes drilled by Company, the majority were less than 250-ft-deep and fewer than 20 holes were inclined. Very few holes had geologic logs. Except for the Amax digital compilation, the only record remaining of the Company drilling is a complete set of drill cuttings retained for each RVC sample interval. The cuttings are stored on site in 20-compartment plastic chip trays identified by hole number and footage. Sampling was routinely done on even 5-ft-intervals over the length of the hole, including overburden. All drill collars were surveyed and tied to the local grid. No down-hole surveys were done on the Company's RVC holes.

     The majority of the Company's RVC drilling was completed by two local drilling contractors: Eklund Drilling Company of Elko, NV and Rimrock Drilling also of Elko. The 7 core holes were drilled by Coates Drilling of Delta, B.C., Canada.

     The methodology of the Amax RVC drilling is well documented. Amax completed 342 RVC holes, AT-1 through AT-341, totaling nearly 142,000 ft. Over 90 percent of the RVC holes were drilled vertical to depths ranging from 400 ft to 2,600 ft (AT-3). Overburden depths varied from none to 60 ft. Where thin overburden was encountered, a minimum of 10 ft of steel surface casing was installed. In deeper overburden, 20 ft to 40 ft of steel casing was installed. Drill hole diameter averaged 5.5 inches and samples were collected on even 5-ft interval starting at the overburden-bedrock interface. Most RVC holes drilled to depths of <1,000 ft, were completed using conventional down-the-hole hammer bits with conventional cross over assembly. Holes exceeding 1,000 ft feet were completed using standard tricone bits. All RVC hole exceeding a depth of 400 ft had down-hole surveys using a multi-reading magnetic vertical deviation tool. Measured deflection in deeper hole ranged up to 105 ft, but averaged about 55 ft and is not considered serious. Surveys were conducted by Century Geophysics of Elko, NV. Prior drilling experience indicate that hole less than 400 ft deep had negligible deflection. Drill collars were surveyed and tied to the local grid system by registered surveyors from Desert Mountain Surveying of Winnemucca, NV.

     Character samples for each 5-ft assay interval were collected from the reject port of the sample splitter and logged at the drill site. The drill cuttings are stored in 20-compartment plastic chip trays and stored on site. Geologic observations were recorded on standardized logging forms and included percentage oxidation, primary and secondary lithology, alteration and mineralization. The Amax drill logs are no longer in the possession of the Company.

     The drilling contractor for 90 percent of the holes was Eklund Drilling Company of Elko, NV. The remaining holes were drilled by Lang Exploratory Drilling of Salt Lake City, UT and Becker Drills of Denver, CO. All of the contractors are well regarded and highly experienced.

     Amax completed 62 DDH, CAT-1 through CAT-62, totaling over 34,000 ft. The principal drilling contractor was Longyear Drilling of Dayton, NV, a well respected drilling company, who generally preformed above industry standard. The initial four core holes were completed by Tonto Drilling Company of Spokane, WA. At that time, their performance on the project was considered substandard due to their poor core recovery efforts.

     Of the 62 DDH, 56 were drilled using HQ-diameter (2.5 inches) diamond impregnated bits, 5-ft core barrels and wire-line method. Six holes were inclined and nine were drilled using PQ-diameter (3.33 inches) tools in order to collect samples for metallurgical testing (column leach tests). Core orientation studies were attempted in four of the HQ core holes with only limited success. All hole collars were surveyed and tied to the local grid coordinate system. Down-the-surveys were completed on 90 percent of the core holes using a standard single shot camera survey tool. Shots were taken at regular 100 ft intervals.

     Core was retrieved from the drill site in standard waxed cardboard core boxes (5 ft/box). Wooden blocks indicating footage were placed at the end of each core run by the driller. Prior to logging, the core was measured and marked into even 5-ft or less sample intervals. The percentage of core recovery was determined and RQD data collected and recorded on a standardized form. The core was cleaned of drilling mud and grease, and photographed. Detailed geologic observations of the core were made using a standardized logging form. Key observations included percent oxidation, primary and secondary lithology, alteration, mineralization and structure. In addition, 15 secondary fields were also visually estimated. Small lengths of representative core were collected at regular intervals over the entire length of the holes as a visual record. The "skeleton" core is stored on site in standard cardboard core boxes identified with hole number and footage interval. Individual core is identified by hole number and footage in permanent marker.

     The Cortez drilling consisted of 46 RVC holes totaling 54,000 ft and one "mud rotary" hole drilled to a depth of 3,000 ft. The RVC drilling contractor was Eklund Drilling Company of Elko, NV, a well respected and experienced drilling company. The mud rotary hole was completed by the Lang Division of Boart Longyear of Salt Lake City, UT, a well respected and experienced drilling company.

     Of the 46 RVC holes 34 were drilled to a depth of between 1,000 ft to 2,000 ft and 12 were drilled to a depth of 500 ft to 900 ft. Twelve holes were inclined from 52(Degree) to 62(Degree). All of the RVC holes had down-hole surveys using a multi-reading magnetic vertical deviation tool. The surveys were conducted by Silver State Surveys, Inc., of Elko, NV. None of the measured deflection is considered serious.

     Cortez routinely sampled the RVC holes at 10-ft intervals over the entire length of the hole. No geologic logging was completed and no other details, except assay resulted were provided. Character samples were collected for each 10-ft assay interval in 20-compartment plastic chip trays which are stored off-site.

Sampling and Analysis:

     The author of the McCusker Report has no first hand knowledge of the sampling procedures employed during the exploratory drilling programs prior to the Company, or the procedures used by the Company before the author's involvement with the project on behalf of the Company in 2000. In addition, no written documentation or description of the sampling procedures employed by these companies was found in the Company's files. Also, it can not be assumed that the sampling procedures used by these companies would meet industry standards of today.

     Additionally, the author of the McCusker Report has no first hand knowledge of the sampling procedures employed by Cortez. No written documentation or verbal description of the sampling procedures used at the Robertson Property was provided by Cortez. However, it can be assumed that Cortez employed the same or similar sampling protocol on this project as is used at their nearby mining operation, and that it meets current industry standards.

     The sampling procedures employed by Amax during its RVC and core drilling programs are well documented and, as Senior Project Geologist for Amax at the Robertson property, the author of the McCusker Report also has first hand knowledge of their sampling methodology. The sampling protocols used by Amax on this project meet current industry standards.

     The Amax RVC  drilling  procedures  are  described  in  detail  in the 1994 feasibility study. Although this study described the specific sampling procedures used in the Porphyry Zone, these same procedures were employed during all phases of drilling. The majority of RVC holes were drilled using truck-mounted Ingersoll-Rand TH-60, TH-70 and TH-100 drills (or equivalent) with 825-1,000 cfm/350 psi compressors. These drills employ air-cyclone sample collection equipment that was industry standard at the time (1990-96). Standard care was taken to minimize contamination during all part of sampling procedure. In addition, an Amax geologist was at the drill site during all phases of the drilling and sampling procedure.

     During dry drilling conditions, drill cuttings were collected at even 5-ft intervals and split at the drill site using a Gilson-type sample splitter. Samples were collected in large trays directly from the splitter and poured into heavy canvas bags. Each bag was pre-labeled with the hole number and a unique sample number that corresponds to a footage on the drill log and to a lab tag number. The labeling was done with a permanent marker. Ideally, a 25 pound to 35 pound sample was collected. The Gilson splitter and collection trays were cleaned with compressed air between samples.

     During wet drilling conditions, drill cuttings were spit on site using a radial rotating wet splitter. When drilling wet, the heavy canvas sample bags were attached directly to sample discharge outlet of the splitter. The wet splitter was routinely cleaned with a high pressure water hose at the end of every 20 ft rod change. In zones of high water volume, sample bags would fill and overflow with water and fine-grained material. These "fines" were not captured. Previous sampling studies by Amax of this material indicated that the gold content was negligible in the overflow material. Prior to sealing the sample bags, lab sample tags were inserted which had the same sample number as written on the outside of the bag. The full sample bags were secured with a 16-gauge wire tie. Samples were laid out in numerical order and left at the drill site until they were picked up by the assay lab.

     During RVC sampling, "rig duplicate" samples were routinely collected from the reject outlet of the splitter. These samples were used to assess the effectiveness of the sampling procedure and were compared with the "original" sample. Additionally, specially collected coarse barren material (<0.005 ppm Au) were inserted into the sample sequence at pre-determined intervals to monitor possible lab contamination and smearing of coarse gold on sample preparation equipment. Once the samples were dry, all RVC samples were weighed at the lab. The average dry weight for a 5-ft sample was 35.2 pounds. Together with observations at the drill site, monitoring sample weights provided data from which sample recovery could be estimated.

     Drill core was retrieved from the drill site and taken to a core preparation facility, where it was measured and core recovery was determined for each 5-ft assay interval. Individual assay intervals were marked by wooden blocks. Core recovery averaged 92 percent. Only rarely were subsamples taken. After cleaning, photographing and detailed logging, the entire unsplit, 5-ft assay interval was placed in a pre-labeled heavy canvas bag. Using a permanent marker, each bag was labeled with hole number and a unique sample number. A 2 inch to 3 inch reference sample with hole number and footage was taken from each assay interval and stored on site.

     Prior to sealing the sample bags, lab sample tags were inserted which had the same sample number as written on the outside of the bag. The full sample bags were secured with a 16-gauge wire tie. The samples remained in the prep facility until they were picked by the assay lab. Specially collected coarse barren material were inserted into the sample sequence at pre-determined intervals to monitor possible lab contamination and smearing of coarse gold on sample prep equipment. All core samples were weighed at the assay lab prior to sample preparation. The average dry weight for a 5-ft sample was 24.8 pounds. These data were used to monitor possible correlations between low sample weights and high assay results, which might suggest up-grading of gold values.

Security of Samples:

     The author of the McCusker Report has no first hand knowledge of the sample preparation protocols, analytical methodology and sample security that were employed at the Robertson Property by companies prior to the Company, or the procedures used by the Company prior to the author's involvement in the project on behalf of the Company in 2000. No written documentation or description of these procedures was found in the Company's files. Further, it can not be assumed that the sample preparation, analytical procedures and sample security measures used by the early companies would meet industry standard of today.

     The author of the McCusker Report has no first hand knowledge of the sample preparation protocols, analytical procedures or sample security measures employed by Cortez during their evaluation of the Robertson Property. It should also be noted that no written or oral description of these procedures was provided by Cortez. However, it may be assumed that the sample preparation, analytical procedures and sample security used by Cortez on this project would meet industry standards of today.

     The sample preparation protocol, analytical procedures and sample security measures employed by Amax during its RVC and core drilling programs are well documented and, as Senior Project Geologist for Amax at the Robertson Property, the author of the McCusker Report also has first hand knowledge of these methodologies. The sample preparation protocols, analytical procedures and sample security measures used by Amax on this project meet current industry standard practices.

     All RVC and core samples remained on the project site until they were picked up by the analytical lab. No sample preparation occurred on-site. Access to the samples prior to pick up by the lab by non-Amax or Coral personnel was controlled during both daylight and night-time hours. While it is the opinion of the author that no tampering with samples occurred during this period and, within the context of the entire drilling program, large-scale tampering would have been impossible to achieve.

     During the period 1990-91 and 1993-94, Amax employed Monitor Geochemical Laboratory, with sample prep and analytical facilities in Elko, NV, as its principal analytical lab for the Robertson Property. In 1992, the principal laboratory was Bondar-Clegg, with sample prep facilities in Reno, NV and analytical laboratories in Vancouver, B.C. In 1993-94, during the Porphyry Zone evaluation, Chemex Labs, Inc. was chosen as the secondary (umpire) lab and used primarily to verify sample prep and check assaying.

     The Amax sample preparation protocol was used at the Monitor, Bondar-Clegg and Chemex sample prep facilities and is summarized below:

o    Entire drill sample was dried in the sample bag and weighed;
o    Entire 25-35 pound (11-16 kilograms) sample jaw-crushed to 95% -10 mesh;
o Crushed material reduced to 6 kilograms (13 pounds) with Jones-type splitter;

o    Reject material saved and stored at lab;
o    Entire 6 kilogram subsample disk-pulverized to 95% -80 mesh;
o    Pulverized material reduced to 350 gram with Jones-type splitter
o    350 gram subsample passed through rotary mill to 95% -200 mesh;
o    nominal 350 gram pulp sample sent for analysis;
o Jaw crusher, rotary mill and pulverizer cleaned by passing barren gravel and sand between samples; Jones splitter cleaned by compressed air.

The gold assay procedure used at both Monitor and Bondar-Clegg facilities is summarized below:

o    Re-homogenization of the 350 gram pulp;
o    One-assay ton (nominal 29.1 grams) weighed from 350 gram pulp;
o One-assay ton fire assay followed by bead digestion in aqua regia and AA determination;
o All values exceeding 10 ppm gold are re-assayed using one-assay ton with gravimetric finish.

     During the Porphyry Zone evaluation, concern over the presence of "coarse" gold prompted Amax to initiate "screen fire" analysis, considered the most accurate assay method for assessing coarse gold. The evaluation consisted of 132 screen fire assays (about 1 percent of all sample in the Porphyry Zone). The screen fire assay procedure employed at Monitor is summarized below:

o Split a 1 kilogram (2.2 pounds) subsample from the -10 mesh reject material;
o    1 kilogram subsample pulverized in ring and puck mill to nominal -150 mesh;
o    Pulverized material weighed (weight recorded);
o    Entire sample wet sieved through 150 mesh screen;
o    Entire +150 mesh (oversize) collected, dried, weighed and fire assayed;
o Entire -150 mesh (undersize) collected, dried and a 2-assay ton split (58.3 grams) fire assayed;
o Assay results of the two size fractions are combined by weighted averaging to determine the reported assay.

     During evaluation of the Porphyry Zone resource, cyanide soluble gold and copper analyses were routinely performed on all samples with FA/AA gold values >
0.01 oz Au/t (over 2,100 samples). The cyanide soluble analytical procedure consisted of leaching 10 grams of -200 mesh pulp material in a flask for 24 hours in a 100 ml solution of one gram/liter NaCN solution. The leach solution was analyzed for gold and copper by atomic absorption spectrometry.

     In order to assess the Monitor and Bondar-Clegg sample prep and analytical performance, Amax developed a QA/QC program consisting of submitting "blind" coarse blank material (3.5 %), rig duplicates (4 %) and Amax prepared standard pulps (9.3 %) into the sample stream. All reference materials were pre-numbered in sequence with the drill samples and submitted blind to the labs without unique identifiers. Standard pulps were chosen to match as closely as possible the oxidation state, expected grade and sulfide content of the accompanying drill samples.

     Over 900 samples, representing coarse reject material and pulps, were randomly selected for sample preparation and gold assay determinations by Chemex. These materials were shipped by the primary lab. Sample prep and analytical procedure used by the secondary lab were same as those used by the primary lab facilities.

     Data verification was undertaken by Amax during evaluation of the Porphyry Zone resource. MRDI (Mineral Resource Development, Inc., of San Mateo, CA) was responsible for verification of Amax's methodology used to verify the quality of analytical data used in their evaluation at the Robertson Property. It was the opinion of MRDI that the methodology used is appropriate in the context of the evaluation being considered and that the work preformed by Amax meets or exceeds industry standards.

Mineral Resource Estimates

     Resource estimates have been completed on four of the identified mineralized zones on the Robertson Property. The earliest resource estimate was made in 1988 by Mintec Inc., using various cutoff grades for the Gold Pan Zone. An estimate of the 39A Zone resource was made by Amax in 1993, based on about 21,000 ft of drilling in 25 holes and using a 0.02 oz Au/t cutoff grade. In 1994, Amax and MRDI jointly completed a resource estimate for the Porphyry Zone as part of a feasibility study. This study concluded that a proven + probable mineral reserve was present, but was deemed "marginal" at the current gold price.

     In 1996, after completing grid and in-fill drilling in the Gold Pan and Altenburg Hill zones, Amax completed resources estimates for these mineralized zones using a 0.01 oz Au/t cut off grade. Results of these studies indicated that while a low-grade indicated resource was present, it did not represent a potential "mineable reserve which is of interest to Amax" (Candee, 1996).

     In 2001, the previous resource estimates for the Porphyry and 39A were reviewed and revised using higher cutoff grades. The re-examination of the Porphyry zone was prompted by the recognition that at least one-half of the gold endowment was contained in a series of smaller but higher grade zones confined to an area along east edge of the deposit. Since the time that the 1993 resource estimate was made for the 39A Zone, at least 8 additional RVC drill holes and 2 additional diamond core holes have been completed, providing better definition of the margins of mineralization and a more accurate resource estimate.

     The resource estimates used in this Annual Report are based in part on the previous work and, in some cases, rely entirely on the original studies. Estimates used for the Porphyry and 39A Zones are from McCusker (2001), whereas the estimates for the Gold Pan and Altenburg Hill resources rely on the Mintec and Amax studies.

     The 1994  Amax/MRDI  reserve was estimated  using both  multiple  indicator
(MIK) and ordinary kriging methods. In order to prevent over estimating certain higher grade portions of the resource, these areas were manually constrained and estimated separately using ordinary kriging. The two estimates were later combined mathematically to yield ore-grades and tons for the block model. A block size of 50 ft x 50 ft x 20 ft was chosen to approximate one-half the drill spacing. Two-dimensional correlograms were developed for the plan view (XY) and east-west cross section (XZ) planes, which indicated a northeast strike (N20(Degree)E) and westerly dip (30(Degree)W) to the mineralization. A maximum search distance of 140 ft was used in the northeast direction, parallel to the planar grade zones, and minimum distance of 60 ft in the perpendicular distance. This study identified an is-situ proven + probable mineral reserve of 13,556,125 short tons of ore at an average grade of 0.0188 oz Au/t. This reserve was estimated from a "global resources of 21,551,424 short tons of mineralized material with an average grade of 0.0196 oz Au/t. These historical reserves and resources cited above are presented for the purpose of providing the historical record only and are not intended to represent current mineral reserves or resources on the Robertson Property as defined under NI 43-101 (which are however set out in the Table below), and have not demonstrated economic viability.

     The 2001 estimate of the Porphyry and 39A resources are based on nearest neighbor polygonal interpolation using 20-foot-bench plan maps with 20 ft composite assays values and a 0.02 oz Au/t cutoff grade. The polygons are constrained by the 0.02 oz Au/t grade zone boundary. Polygon boundaries were derived from cross sectional interpretations of the distribution of mineralization between drill hole intercepts. In all cases, the boundaries are constrained by geology and structure. Tonnage factor used for these zones is
12.2 cu ft/ton. Results of the Porphyry and 39A resource estimates are shown in the Table below.

     The Mintec study of the Gold Pan resource utilized inverse distance cubed weighting and an alternative nearest neighbor interpolation of 25 ft x 25 ft x 10 ft blocks. Variography was preformed on the composite assay data. Most of the variograms were inconclusive without using log-transformed data. Search distances were estimated to be 150 ft along an azimuth of 110(Degree) and 125 ft at 20(Degree) of azimuth. The presence of high-grade (>0.25 oz Au/t) composite samples required limiting their influence within their respective block. The only geologic input used in this model was the partial definition of the oxide/sulfide boundary. Mintec produced a series of resource estimates using variable cutoff grades for oxide and sulfide mineralization, including the 0.02 oz Au/t cutoff which is shown in the Table below. A comparison of the 1988 Mintec estimate using a 0.012 oz Au/t cutoff grade and the 1996 Amax study using a 0.01 oz Au/t cutoff, are in excellent agreement.

     The various resource estimates for the four mineralized zones are tabulated in the Table below. For reasons of geological confidence, all of the listed resources have been placed in the indicated mineral resource category, as defined by NI 43-101 and NI 43-101CP. No economic considerations were applied to any of the studies cited in the Table.

     In addition to the indicated resources listed above, a series of exploration targets containing a potentially large tonnage (>10 million short tons) of low grade (<0.02 oz Au/t) mineralization are present on the Robertson Property. The occurrence of this mineralized material is inferred from past drilling of the resources cited in the Table below, and result mainly from applying higher cut-off grades (0.02 oz Au/t) to define the current indicated resources. Much of this material occurs immediately above or slightly offset from the indicated resources, and would have to be stripped prior to any future open pit mining operation. This low-grade material may provide potential ROM that could significantly reduce the cost of stripping. It should also be noted that the size and grade of this mineralization is currently not well defined and will require additional exploration to assess its overall potential.

     No attempt has been made to assess the mineability of any of the indicated resources listed in the Table below. The 3.5 million ton indicated resource portion of the larger Porphyry Zone was subject to a 1994 feasibility study that included detailed drilling, engineering and metallurgical studies as a heap leach operation. All of the remaining resources have had at least limited preliminary metallurgical evaluation and economic studies as a low-grade heap leach option.

                      Robertson Property Indicated Resource Estimate (2001)

                                Cutoff Grade         Million Short        Au Grade        Contained
Zone                            (oz Au/t)            Tons Ore             (oz/ton)        (oz of Au)
------------------------------- -------------------- -------------------- --------------- -----------------
39A                             0.02                    2.80              0.101              282,800
39A*                            0.05                    1.54              0.130              200,000
Porphyry                        0.02                    3.95              0.040              158,000
Gold Pan**                      0.02                    2.97              0.038              112,900

                                       32

                                Cutoff Grade         Million Short        Au Grade        Contained
Zone                            (oz Au/t)            Tons Ore             (oz/ton)        (oz of Au)
------------------------------- -------------------- -------------------- --------------- -----------------
Altenburg Hill                  0.02                    1.25              0.024               30,000
TOTAL:                                                 10.97              0.053              583,700

     *Note 39A resource estimate at 0.05 oz Au/t cutoff not used in total calculation.

     **From Mintec Inc., 1988 estimate; includes oxide+sulfide material.

     The 1994 Amax/MRDI resources estimate for the Porphyry Zone defined a mineral reserve using a 0.01 oz Au/t cutoff grade and a gold price of $400/oz. In order to reduce overall mining and processing costs for the project, this study employed used mining and crushing equipment, and existing off-site infrastructure (e.g. recovery plant and assay lab). At the current (2004) gold price of $410/oz, the 1994 study should be used with caution. The presence of secondary Cu sulfides and oxides has caused some metallurgical concerns and may contribute to higher that expected cyanide consumption.

Proposed Exploration

     Exploration of the Robertson Property has resulted in the discovery of nearly 11 Mt of indicated resources having an average grade of about 0.053 oz Au/t. Of the four defined resources, the 39A, Porphyry and Gold Pan Zones have potential for containing additional gold resources. The AT-3 "distal disseminated" Au-Ag target is currently defined by only five drill holes over an area of roughly 1,500 ft by 1,000 ft. Outside the main district, surface sampling and exploratory drilling have defined an emerging zone of gold mineralization occurring within a NW-striking braided fault system. An en echelon vein/fracture system striking approximately east-west and containing the gold-bearing veins and (or) breccias at the Phoenix, Standard, Silver Safe and Blue Rock mines, as well as numerous other unnamed mine workings, represent a high-grade target that has been largely untested.

39A Zone

     The Cortez exploration of the 39A Zone focused on discovering extensions along an apparent northeast-southwest orientation. However, recent detailed analysis of this mineralized zone indicates a more complex geometry which the Cortez drilling did not completely test. As defined by grade contours plotted on the 5,200 ft through 5,160 ft mid-bench level plan maps, the trend of high-grade gold in holes AT-64 (75 ft/0.154 oz Au/t) and 99413 (60 ft/0.210 oz Au/t) remains completely open to the SW. Significant tonnage of additional moderate- to high-grade mineralization could be defined in this area.

     Of greater potential significance for expanding the 39A Zone, is an emerging east-west zone of high-grade gold that remains untested to the west. This potential is evident from the grade contours on the 5,080 ft through 4,840 mid-bench level plan maps. Drill holes AT-56 (80 ft/0.110 oz Au/t), AT-57 (160 ft/0.101 oz Au/t) and CAT-5 (80 ft/0.144 oz Au/t), along with AT-35 (10 ft/0.328 oz Au/t), define the current west edge of the 39A Zone. No drilling has been done in this area. Additional tonnage of moderate- to high-grade gold could be defined in this area. Additional in-fill drilling of the 39A Zone may also provide better definition and possible expansion of the higher grade portions of the resource.

Porphyry Zone

     In 1996, Amax drilled a series of shallow holes along the northeast edge of the Porphyry Zone, where significant mineralization was encounter, but not followed up. Hole AT-261 cut 10 ft averaging 0.180 oz Au/t, beginning at 440 ft.

This intercept is likely related to locally dike-filled, NE-striking fault zones that may represent one of several high-grade feeder zones. A number of high-grade (>0.2 oz Au/t) drill intercepts, associated with the margins of granodiorite, igneous breccia dikes/sills, and faults could represent a viable underground reserve. Many of these same higher grade zones occur within the smaller indicated Porphyry Zone resource (3.95 million tons/0.04 oz Au/t), as defined by the 0.02 oz Au/t cutoff. Underground access from a possible pit bottom could allow mining of these high-grade features starting from the pit face. This could lower the costs for underground mining operations.

Gold Pan Zone
-------------

     A series of high-grade (>0.25 oz Au/t) drill intercepts in the Gold Pan Zone appear to define two distinct veins and (or) shear zones striking generally east-west and dipping steeply southward. The northern-most "vein" is poorly constrained by only three holes, AT-1, AT-25 and AT-308. These holes may define a vein having a minimum strike length of 600 ft and possible down dip extent of 800 ft. A second suspected vein/shear zone is defined by 10 vertical RVC drill holes and three core holes, including two inclined holes. As currently defined, this south "vein" zone has a strike length of 900 ft and extends down dip at least 300 ft. The highest gold grades along this structure occur at an intersection with a NW-striking mineralized fault. Both "vein" zones remain open along strike and down dip. In addition to the two main structures, splays of both veins also contain significant gold values and may also provide opportunity to expand the high-grade resources of the Gold Pan Zone.

     Note that some of the early T-series holes used to define the south "vein" were drilled using conventional rotary methods. Down-hole contamination may have contributed to one or more of the multiple intercepts reported for these holes. Also of concern is the fact that most of the drilling used to define the near-vertical vein zones is from vertical RVC holes.

Distal Disseminated Target
--------------------------

     In 1990, Amax embarked on a deep drilling program that included holes AT-1 through AT-3. These holes are located 2,000 ft apart and were designed to test for the presence of lower plate carbonate rocks. While all three holes failed to reach the lower plate, holes AT-1 and AT-3 encountered similar mineralized zones with nearly the same grade, thickness and at roughly the same depth in their respective holes. The recognition that these widely separated intercepts could possibly represent a single large zone ultimately led to the discovery of the 39A Zone. The AT-3 intercept consisted of 75 ft averaging 0.061 oz Au/t, from 845 ft, followed by 50 ft averaging 0.02 oz Au/t, from 940 ft, and 20 ft averaging 0.082 oz Au/t at 1,120 ft. In 1999, Cortez drilled offset hole 99406 approximately 250 ft southeast of AT-3, which intersected 40 ft averaging 0.041 oz Au/t, beginning at 770 ft, followed by 110 ft averaging 0.036 oz Au/t, starting at 880 ft. A second offset hole (99445) was collared 1,000 ft northwest of, and 200 ft above AT-3, and drilled to a depth of 1,500 ft. The hole cut a series of scattered narrow zones with generally low values, but at a depth of 1,070 ft, the hole encountered a 30-ft-thick zone that averaged 0.092 oz Au/t. After removing the 200 ft of additional elevation from hole 99445, the "normalized" depth of the intercept is about 870 ft, very nearly the same as in holes AT-3 and 99406.

     These results, along with results from three other RVC holes in the area indicate the presence of a persistent, low-angle mineralized zone with potentially very large dimensions. Evidence from this wide spaced drilling suggests that the low-angle structural zone that controls the "distal" target is the same structure that is host to the 39A Zone mineralization further to the east. Based on the 39A "model", it is critical that the high-angle "feeder" systems be identified where it intersects the low-angle structure. It is the intersection of high-angle structural zones with this prominent low-angle structure where high-grade mineralization will be encountered.

Lander Ranch Target
-------------------

     In 1999, Cortez drilled a single 1,500-ft-deep angle RVC hole (99419) on the Lander Ranch claims located at the north end of the main Robertson claim block. The hole was sited in an area where significant gold values were returned from surface rock chip samples along a set of intersecting and gold-bearing, high-angle structures. The surface sampling returned gold values ranging from
0.002 to 0.071 oz Au/t, accompanied by arsenic values up to 5,770 ppm, antimony values up to 887 ppm and mercury values exceeding 10 ppm. The drill hole was aimed at the plunging intersection of these faults (Hebert, 2000). Beginning at 1,140 ft, the hole intersected a 60-ft-thick zone averaging 0.051 oz Au/t and second 110-ft-thick intercept averaging 0.037 oz Au/t, from 1,270 ft. This intercept may represent the deep expression of the ore-grade surface samples, indicating a significant depth extent of over 1,000 ft to this mineralization. No follow-up drilling has been done in this area.

     The Cortez intercept was made at the north end of a complex, north-northwest- striking "braided" fault system that extends southward over one mile to the main Tenabo district. In 1989 (?), Gold Fields completed a limited drilling program that included several shallow angle RVC holes across a number of the braided fault segments. Three of the holes encountered ore-grade gold values ranging from 0.028 oz Au/t to 0.068 oz Au/t at relatively shallow depths (<300 ft). Together with the Cortez intercept, this drilling indicates that the "braided" fault system represents a high quality exploration target that could add substantial resources.

East-West Vein System
---------------------

     An en echelon vein/fracture system extending at least 3,000 ft along strike in an east-west direction is located a few hundred feet south of the glory hole of the old Gold Quartz mine. The location of the vein system is shown on Figure
16.1. The vein/fracture system is defined by a series of sub-parallel comby quartz-sulfide+calcite veins and silicified fault breccia exposed in numerous prospect pits, shafts and adits. Individual veins and breccia zones dip 30(Degree) to 62(Degree) to the south, vary from 1- to 15-ft thick, but average about 2.5-ft-thick and are traceable along strike for at least 400 ft. The veins and silicified breccia zones are surrounded by narrow envelopes of intense sericite-silica+clay-pyrite alteration. This intense alteration grades rapidly into a more disseminated sericite-dominated alteration, particularly surrounding veins developed in the granodiorite stock.

     Rock chip and dump samples from this area consistently returned ore-grade Au-Ag values. Of 20 surface samples taken, the average Au value is 6.33 ppm (0.185 oz Au/t) and Ag value is >50 ppm (>1.46 oz Au/t). The average gold values include 4 samples exceeding 10 ppm and 14 samples exceeding 50 ppm Ag. Over limit assays for Au (>10 ppm) and Ag (>50 ppm) on these samples were not preformed. Trace elements and base metal concentrations in these samples reach highly anomalous levels. The average value for arsenic exceeds 10,000 ppm (above the upper limit of detection), 2,443 ppm for antimony, 3.7 for mercury, 1,312 ppm for copper, 7,826 ppm for lead, and 2,871 ppm for zinc.

     The geochemistry, together with the sericite-dominated alteration indicates that the vein system is part of the late stage Au-Ag mineralization recognized on the Robertson Property. Currently, no detailed geologic mapping or sampling exists and no exploratory drilling aimed specifically at the vein-breccia targets has been conducted. A number of small mines, including the Phoenix mine, reported minor production from workings along several of these veins. According to Humphrey (1945), the Phoenix produced several hundred tons of ore having an average grade of 0.51 oz Au/t and 2.5 oz Ag/t. While past production is small, it does provide evidence that ore-grade gold is hosted, at least locally, by these veins.

Additional Exploration Targets
------------------------------

     The majority of holes drilled on the Robertson Property contain one or more intervals of gold mineralization, including many that are not part of the drill defined resources. Many of these intercepts remain untested by offset drilling, which together with a number of additional geologic targets, add to the potential of the Robertson Property, as for example:

Ruf Claims and Lower Triplet Gulch

     The Ruf claims were originally "carved out" of the larger Robertson Mining Claim group and returned to the Company. In 1995, Levon Resources completed a 6 hole RVC program (RF-95-1 through 6), totaling 3,000 ft, on the RUF claims near the mouth of Triplet Gulch. The drilling tested a strong NW-oriented EM/resistivity anomaly which was interpreted as a sulfide-filled fault zone. The drilling returned three narrow intervals containing low-grade gold values that reach up to 40-ft-thick averaging 0.018 oz Au/t, from 185 ft (Sampson, 1995). A follow-up program of detailed ground geophysics and drilling should be considered for this shallow pediment-covered area.

Conceptual Target

     A more speculative conceptual target also exists on the Robertson Property. The granodiorite intrusion that lies at the center of the district is generally referred to as a "stock". However, based on both geologic and regional geophysical evidence (aeromagnetic and gravity), the Tenabo stock appears to be a flat topped, "rootless" intrusion, perhaps dismembered by low-angle faults or, more likely a partly lacolithic body. Either interpretation provides an interesting target concept that may be analogous to the role played by the Goldstrike stock on the Carlin Trend (Leonardson and Rahn, 1996). There, a number of major sills provided nearly impermeable barriers to gold-bearing fluids, resulting in the deposition of high-grade gold in the immediate footwall rocks of the sills. If the Tenabo "stock" is indeed a lacolith or dismembered stock, then a similar geologic environment with significant gold could exist, particularly along the northern contact. This contact has undergone recurrent east-west faulting, including possible strike slip movement, emplacement a series of highly sericite-pyrite-altered, east-west striking dikes, and is host to significant gold mineralization. It is possible that this mineralization represents only the upper part of a larger mineralized system localized at the base of the Tenabo "lacolith". Defining the nature of this contact could be resolved using a variety of cost-effective geophysical techniques. If justified, deep drilling of this contact should be considered.

RECOMMENDATIONS:

     The McCusker Report recommends a drilling program aimed at expanding known resources and testing the highest priority exploration targets is recommended for the Robertson Property. A program of relatively close-spaced vertical and angle RVC holes directed at expanding the 39A and Porphyry Zones, and defining the high-grade veins in the Gold Pan Zone. Exploration of the "distal disseminated" target and Lander Ranch claims are highest priority and should be explored by a series of moderately deep vertical and shallow angle RVC holes. A detailed work program and budget are presented in the Table below:

                       RECOMMENDED WORK PROGRAM AND BUDGET

TARGET                      WORK PROGRAM                                         COST IN US$
39A                         6 Vertical RVC holes 500-800 ft deep                     62,100
Porphyry Zone               2 vertical RVC holes 500 ft deep                         12,400
Gold Pan Zone               4 angle RCV holes 600 ft deep                            24,800

                                       36

Distal Dissem.              4 vertical RVC holes 1,000-1,200 ft deep                 82,800
Lander Ranch                4 angle RVC holes 600 ft deep                            33,100
                            2 angle RVC holes 1,500 ft deep*                         49,700*
                            Assaying: sample prep + assaying
                            approx. 3,700 samples @$10.50                            38,600
                            Geologist: 2.5 man months                                22,000
TOTAL:                      18,400 FT OF RVC DRILLING*                              325,500

     *Optional follow-up drilling

     It also recommended that the Company undertake preliminary resource estimates using higher cutoff grades (0.02 and 0.05 oz Au/t), and study various mining and processing options using the existing drill hole database and metallurgical studies. Mining options should include the viability of a combined open pit/underground mine for the 39A Zone in which the shallow southern part of the resource is mined by open pit and provides immediate underground access to deeper higher grade mineralization from adits in the pit bottom. Other options should include the feasibility of milling/agitation leaching of lower grade material (>0.02 oz Au/t) to achieve +90 percent recovery and (or) the use of floatation to recover by-product Cu.

     There is no underground or surface plant or equipment located on the Robertson Property.

CARVE-OUT CLAIMS, NEVADA, U.S.A.
--------------------------------

     Under the terms of an Exploration and Mining Venture Agreement dated July 11, 1997, Placer holds an undivided 61% interest, and the Company has a 39% interest carried to production in the Carve-Out Claims.

     In November 2002, the Company conducted a drilling program on the Carve-Out Claims. Mr. Robert McCusker, P.Geol., former Senior Geologist for Amax, supervised the 7,315-foot drill program and reported that the drilling was focused on two areas: follow-up drilling in the immediate vicinity of existing drill hole 97401, and a series of close-spaced offset holes near PR-380.

In 1997, Cortez Gold Mines completed hole 97401 to a depth of 3,000 feet in the immediate footwall of the structural projection of the Pipeline fault, which intersected 20 feet averaging 0.051 oz Au/t starting at 1,160 feet. The Company offset the intercept in hole 97401 with three 1,350 - 1,500 feet deep reverse circulation holes, which encountered scattered narrow (20- ft-thick) intervals of weakly anomalous gold values (5 ppb to 80 ppb) in the upper 400 feet of these holes. Below 400 ft, Au values remain mostly below the lower limits of detection of 5 ppb. Shallow offset drilling conducted by Cortez in 1998, intersected 70 ft of ore-grade mineralization in hole PR-380 that averaged 0.067 oz Au/t, starting at 260 feet. Existing near-by drill holes (six reverse circulation holes) returned only scattered anomalous gold values, including 20 ft averaging 0.012 oz Au/t in PR-382. The Company offset the intercept in PR-380 with three close-spaced, 1,000-ft-deep reverse circulation drill holes in order to define the extent of higher grade gold. The drilling encountered a series of closely spaces, sub-horizontal zones of weakly to strongly anomalous gold values ranging from 5 ppb to 440 ppb (0.012 oz Au/t) in the upper 500 ft of the holes. The zones vary from 20-ft to 110- feet thick and define at least three district mineralized horizons that may be laterally continuous to at least 600 ft. The mineralization is confined to variably silicified and decalcified, silty micritic limestone strata of the Devonian Wenban Limestone, which has also undergone locally strong bedding-parallel shearing and "carbon enrichment". Gold values >30ppb (approximately 0.001 oz Au/t) defined a north to north-northeast trending mineralized zone, which extends at least 600 ft north of PR-380.

     Results from the offset drilling in the vicinity of hole 97401 indicate that rocks forming immediate footwall of the Pipeline fault, along the east edge of the Carve-out Claims of the Robertson Mining Claims, are mainly unaltered and less favorable non-calcareous sedimentary rocks that greatly reduce the potential for discovery of Carlin-style mineralization in this area. In the PR-380 area, offset drilling confined the higher-grade portion of the resource to a small area of the claims. This drilling, together with the past Cortez efforts, have defined at least three sub-horizontal zones containing anomalous gold values ranging from 30 to 440 ppb that included the higher grade values in BG-2 and PR-380. Structural controls for the higher grade is unclear, but the mineralized envelope, although low-grade, remains open for expansion and possible discovery of additional higher grade resources.

     There is no underground or surface plant or equipment located on the Carve-out Claims, nor any known body of commercial ore.

NORMA SASS AND RUF CLAIMS, NEVADA, U.S.A.
-----------------------------------------

     The Company currently owns a 66-2/3% interest in the Norma Sass and Ruf Claims, which originally were a part of the Carved-Out Claims, after an option agreement with Levon Resources Ltd. ("Levon) was amended on October 3, 2002 transferring to Levon a 33-1/3 interest in the Norma Sass and Ruf Claims. Levon is a British Columbia company also engaged in the exploration of precious minerals and has four (4) directors in common to the Company.

     On December 4, 2002, the Company granted an option to acquire a 33-1/3% interest in the Norma Sass and Ruf Claims to Goldfranchise Corporation ("Goldfranchise"). In order to earn the interest, Goldfranchise must:

     (a)  Pay the Company US$38,391.50, which has been received by the Company;

     (b) Incur a minimum of US$300,000 in exploration work on the Norma Sass and Ruf Claims, of which US$100,000 had to be incurred on or before December 4, 2003, and the balance of US$200,000 incurred on or before December 4, 2004; and

     (c) Pay the Company 33-1/3% of all annual land fees, taxes, advance royalties required to keep the claims in good standing, until Goldfranchise has exercised the option.

There is no underground or surface plant or equipment located on the Norma Sass and Ruf Claims, nor any known body of commercial ore.

JDN CLAIMS, NEVADA, U.S.A. (FORMERLY KNOWN AS THE JD MINING CLAIM)

     On December 16, 1986, the Company acquired six mining claims on 550 acres of land near Crescent Valley (Lander County), Nevada for US $10,000. The Company located an additional 28 unpatented lode mining claims covering some 30 acres in May 1996 and acquired a 100% interest by staking the "JDN Claims". The JDN Claims are located approximately three miles north of the Robertson Mining Claims. In 1987, geological mapping was conducted. In fiscal year 1994, the Company optioned a 50% interest in the JDN claims to Mill Bay Ventures Inc., formerly First International Metals Corp. ("Mill Bay"), a company with two (2) directors in common to the Company, for $10,000 and an initial installment of 50,000 shares of common shares of Mill Bay. On February 5, 1997, Mill Bay exercised the option by issuing to the Company an additional 50,000 common shares and completion of specified exploration work.

Access to the JDN Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 102 kilometers to the community of Crescent Valley and then an additional 18 kilometers on a gravel access road from the community of Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property. As of fiscal year 2001, the Company has written down the JDN Claims to a nominal value. There is no underground or surface plant or equipment located on the JDN Claims, nor any known body of commercial ore.

C-Eagle Claims, Nevada, U.S.A.

     In 1987, the Company acquired a 100% interest in the C-Eagle Claims. The C-Eagle Claims consist of 15 lode mineral claims, and are located at Corral Canyon, in Lander County, Nevada, approximately 16 kilometers north-northwest of Placer's Cortez gold mine and comprises a total of approximately 646 acres. The C-Eagle Claims are approximately three miles west of Crescent Valley, Nevada, and approximately 18 miles southeast of Battle Mountain, Nevada. Access to the C-Eagle Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 90 kilometers and then an additional 13 kilometers on a gravel access road from the community of Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property.

     The C-Eagle Claims are subject to a 3% net smelter royalty to Geomex Development Eighth Partnership ("Geomex 8"), which royalty shall cease at such time as the sum of US $1,250,000 has been paid to Geomex 8.

     In fiscal year 1994, the Company optioned a 50% interest in these claims to Levon for $10,000 and 100,000 Levon common shares. During 1996, Levon exercised its option and holds a 50% interest in the C-Eagle Claims with the Company. During fiscal year 2000, no substantial work at the C-Eagle Claims was conducted and as of fiscal year 2001, the Company has written down the C-Eagle Claims to a nominal value. There is no underground or surface plant or equipment on the C-Eagle Claims, nor any known body of commercial ore.

Ludlow Property, California, U.S.A.

     The Company owns certain mining property consisting of approximately 128 acres in San Bernardino County, California (the "Ludlow Property"). The purchase price for the Ludlow Property was $28,187 and as of January 31, 2000, the Company has expended $36,885 on exploration costs. The property is located approximately six miles south of Ludlow, California, and is readily accessible by dirt road from Ludlow. Ludlow lies at the western junction of U.S. Highway 40 and Route 66. Old wagon roads allow any part of the property to be reached by an easy walk. The Ludlow property has previously been explored as evidenced by trenches, pits and shallow shafts and adits. The only recorded data relating to previous exploration applies to the Baghdad-Chase Mine which lies approximately 2 kilometers to the south of the Ludlow Property.

     There has been no underground exploration or development work done on the claims by the Company other than geochemical soil sampling and, to the Company's knowledge, there is no record of the previous work carried out on the claims as indicated by the evidence of trenches, pits and shallow shafts and adits that are located thereon. No exploration work has been performed on the property for the past five fiscal years. In order to keep the mining title to the Ludlow Property in good standing, the Company is required to pay property taxes. As of fiscal year 2001, the Company has written down the Ludlow Property to a nominal value. There is no surface or underground plant or equipment on the Ludlow Property, nor any known body of commercial ore.

Item 5. Operating and Financial Review and Prospects

         This discussion and analysis of the operating results and the financial position of the Company for the years ended January 31, 2002 and 2003, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

A.   Operating Results

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

Results of Operations

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

     The company recorded a gain in foreign exchange of $1,994 compared to 2002 of $32,738. $155,823 was charged to operations to recognize revenue received under the option agreements on the Norma Sass and Ruf Claims. The Company recorded a reserve of amounts due by a charge to operations of $352,774 as a result of management taking a conservative approach to the likelihood of the recoverability. Marketable securities were written down by $22,686 to reflect the current market value at January 31, 2003. The Hilltop and Eagle properties were written off by a charge to operations of $6,114 because the Company has no current plans to develop these properties A late accrual of $4,275 in consulting fees incurred under the terminated option agreement on the Bralorne project was also written off.

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

C.   Research and Development, Patents and Licenses, etc.

     Not Applicable.

D.   Trend Information

     No known trend.

Item 6. Directors, Senior Management and Employees

A.   Directors and Senior Management

     The following is a list of the Company's directors and officers as of fiscal year ended January 31, 2003. The directors were elected by the Company's shareholders on June 30, 2002.

Name                             Position Held                  Principal Occupation             Director Since
-------------------------------- ------------------------------ -------------------------------- -----------------------------

Lloyd Andrews                    Chairman and Director          Businessman; Director of Smith   September 1997
                                                                Barney Mutual Fund; Chairman

                                       42

Name                             Position Held                  Principal Occupation             Director Since
-------------------------------- ------------------------------ -------------------------------- -----------------------------
                                                                and Director of Berkley
                                                                Resources Inc. and
                                                                Bralorne-Pioneer Gold Mines
                                                                Ltd.


Matt Wayrynen(1)                 President (CEO) and Director   Retired Real Estate and          June 2002
                                                                Investment Adviser; President
                                                                of Berkley Resources Inc.


Chris Sampson                    Vice President Exploration     Professional Engineer;           February 1996
                                 and Director                   Director of other public
                                                                mining companies


Louis Wolfin                     Director and Former            Mining Executive; Director       June 1990
                                 President and CEO              and/or Officer of other public
                                                                mining companies


Ernest Calvert                   Director                       Businessman; Director of other   June 1990
                                                                public mining companies


Dr. Joseph H. Cohen              Director                       Corporate Consultant             May 2001


William Glasier                  Director                       Businessman; Director of other   August 1990
                                                                public mining companies


Florian Riedl-Riedenstein        Director                       Independent Financial            March 1994
                                                                Consultant; Director of
                                                                another public mining company


David Wolfin(2)                  Director                       Public Relations; President of   September 1997
                                                                Avino Silver & Gold Mines Ltd.



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

     At the end of the Company's most recently completed financial year, the Company had one Named Executive Officer, Matt Wayrynen, the Company's President
(CEO) and during the last two fiscal years the Named Executive Officer was Louis Wolfin (former President (CEO)).


                                                     Summary Compensation Table
                                                     --------------------------
                             Annual Compensation                                     Long-Term Compensation Awards
                             -------------------                                     -----------------------------
                                                                                       Securities     Restricted
                                                        Bonus for    Other Annual        Under       Shares/Units    All Other
                                           Salary(1)     the Year     Compensation     Options/SARs      Awarded    Compensation
Name/Principal                             ------        --------      ------------    Granted (#)(2)     -------   ------------
Position                       Year           $             $              $           -------------       $               $
--------                       ----

Matt Wayrynen,                 2003        84,500           -              -            400,000            -               -
President (CEO)                2002         5,000(3)        -              -            500,000            -               -
                               2001           -             -              -               -               -               -

Louis Wolfin, Former
President (CEO)                2002                         -              -            500,000            -               -
                               2001      $55,000(4)(5)      -              -            500,000            -               -
                               2000      $60,000(4)         -              -            500,000            -               -
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

C.   Board Practices

     The board of directors is comprised of 10 directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board's mandate and responsibilities can be effectively and efficiently administered at is current size. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 17, 2003, the shareholders elected Lloyd Andrews, Matt Wayrynen, Louis Wolfin, Chris Sampson, Ernest A.W. Calvert, Dr. Joseph H. Cohen, William Glasier, Florian Riedl-Riedenstein, Robert Schilling and David Wolfin as directors.

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

     Three of the directors who are considered related (Messrs. David Wolfin, Louis Wolfin and Matt Wayrynen) are related by family. Three other directors considered related (Calvert, Glasier, Riedl-Riedenstein) are on the board of directors of Levon Resources Ltd, a company with which the Company has a joint venture on the Norma Sass and Ruf Claims in Nevada.

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

                                       47

                                                   Exercise Price
Name of                                               Per Share
Optionee                          No. of Shares                         Date of Grant             Expiry Date
------------------------------- ------------------ ---------------- ----------------------- ------------------------

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

E.   Share Ownership

     The following table sets for the share ownership of the directors and officers of the Company as of June 20, 2003.


         Name of Beneficial Owner           Number of Shares         Percent
         ------------------------           ----------------         -------
         Matt Wayrynen                            2,397                  *

         Louis Wolfin                         1,541,018               4.4%

         Chris Sampson                           71,000                  *

         Ernest Calvert                               0                  *

         Lloyd Andrews                          209,000                  *

         Dr. Joseph H. Cohen                          0                  *

         Name of Beneficial Owner           Number of Shares         Percent
         ------------------------           ----------------         -------
         William Glasier                        146,200                  *

         Florian Riedl-Riedenstein               75,000                  *

         David Wolfin                             1,000                  *

         Robert Schilling                         5,000                  *

                *   Less than one percent

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                       SUMMARY OPTIONS TABLE

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

                          AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL
                                         YEAR AND FISCAL YEAR-END OPTION VALUES

                                                           Unexercised Options at           Value of Unexercised
                                                              January 31, 2003            In-the-Money Options at
                                                                                            January 31, 2003(1)
                                                     ----------------------------------- ---------------------------
                    Common Shares
                     Acquired on
                      Exercise         Aggregate
      Name                          Value Realized       Exercisable      Unexercisable  Exercisable   Unexercisable
------------------ ---------------- -------------- -------------------- -------------- ------------- --------------

Matt Wayrynen          100,000          $42,000            400,000              -          $400,000          -
Lloyd Andrews             -                -               300,000              -          $48,000           -
Robert Schilling          -                -               50,000               -           $8,000           -
F.
Riedl-Riedenstein         -                -               50,000               -           $8,000           -
Ernest Calvert            -                -               50,000               -           $8,000           -
William Glasier           -                -               50,000               -           $8,000           -
Joseph Cohen              -                -               50,000               -           $8,000           -
Chris Sampson             -                -               50,000               -           $8,000           -
Louis Wolfin              -                -               500,000              -          $80,000           -
David Wolfin           30,000           $7,700             70,000               -          $11,200           -
Andrea Regnier         20,000           $5,600             30,000               -           $4,800           -


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

     As of June 20, 2003, the Company knows of no person who owned more than five (5%) of the outstanding shares of each class of the Company's voting securities. The following tables set forth the total shares owned by the officers and directors as a group as of June 20, 2003:


                                                     Number of Shares of                  Percent of
       Name                                          Common Stock Owned                     Class
       --------------------------------------------- ---------------------------- ---------------------------
       All Officers and Directors as a Group
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

     Not Applicable.

Item 8. Financial Statements

A.   Consolidated Statements and Other Financial Information

     The following financial statements of the Company are attached to this Annual Report:

     o    Auditors Report.

     o    Consolidated  Balance Sheet for years ended January 31, 2003, 2002 and
          2001.

     o Consolidated Statement of Operations and Deficit for the years ended January 31, 2003, 2002 and 2001.

     o Consolidated Statement of Cash flows for the years January 31, 2003, 2002 and 2001.

     o Consolidated Statement of Mineral Properties for the years January 31, 2003, 2002 and 2001.

     o Notes to Consolidated Financial Statements for the years January 31, 2003, 2002and 2001.

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


                                                      TSX Venture Exchange
                                                      (Canadian Dollars)             OTC Bulletin Board
                                                                                  (United States Dollars)
----------------------------------------------------- ------------------------- -----------------------------
Last Six Months                                          High         Low           High            Low
---------------                                          ----         ---           ----            ---
                                                         .33          .25
June 2003                                                                            .29            .20
                                                         .33          .26
May 2003                                                                             .23            .16
                                                         .30          .27
April 2003                                                                           .22            .17
                                                         .35          .27
March 2003                                                                           .26            .17
                                                         .42          .30
February 2003                                                                        .28            .20
                                                         .68          .40
January 2003                                                                         .47            .25


Subsequent Period
-----------------

First Quarter ended April 30, 2003                       .42          .27            .28            .16


2003-2002                                                High         Low           High            Low
---------                                                ----         ---           ----            ---

Fourth Quarter ended January 31, 2003                    .68          .17            .48            .10

Third Quarter ended October 31, 2002                     .27          .15            .20            .09

Second Quarter ended July 31, 2002                       .44          .19            .33            .13

First Quarter ended April 30, 2002                       .33          .14            .24            .09


2001-2002                                                High         Low           High            Low
---------                                                ----         ---           ----            ---

Fourth Quarter ended January 31, 2002                    .19          .12            .14            .08

Third Quarter ended October 31, 2001                     .29          .18            .20            .12

Second Quarter ended July 31, 2001                       .38          .21            .24            .13

First Quarter ended April 30, 2001                       .38          .22            .25            .09


Last Five Fiscal Years                                   High         Low           High            Low
----------------------                                   ----         ---           ----            ---


                                                      TSX Venture Exchange          OTC Bulletin Board
                                                      (Canadian Dollars)           (United States Dollars)

2003 Annual                                             .68          .14            .48            .09

2002 Annual                                             .38          .12            .25            .08

2001 Annual                                             .39          .13            .30            .08

2000 Annual                                            1.25          .23             *              *

1999 Annual                                            1.55          .39             *              *

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

B.   Memorandum and Articles of Association

     Coral Gold Corp. was incorporated on January 22, 1981 under the Company Act of the Province of British Columbia, which changed its name to Coral Energy Corporation on March 3, 1982. On September 9, 1987, Coral Energy Corporation changed its name to the Coral Gold Corp.

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

Item 16. [Reserved]


                                    Part III

Item 17. Financial Statements

         The following Financial Statements pertaining to the Company are filed as part of this annual report:

         Auditors' Report .........................................F-1
         Consolidated Balance Sheets...............................F-2
         Consolidated Statement of Operations......................F-3
         Consolidated Statement of Cash Flows......................F-4
         Consolidated Statements of Mineral Properties.............F-5
         Notes to Financial Statements.............................F-7 thru F-30

Item 18. Financial Statements

         See Item 17.

Item 19. Exhibits

Exhibit Number             Name
--------------             ----

     1.1  Memorandum of Coral Gold Corp.*

     1.2. Articles of Coral Gold Corp.*

     12.1 Certification   of  the   Principal   Executive   Officer   under  the
          Sarbanes-Oxley Act

     12.2 Certification   of  the   Principal   Financial   Officer   under  the
          Sarbanes-Oxley Act

     13   Certificate under section 906.
---------------------------
*  Previously filed.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:   January 23, 2004                            CORAL GOLD CORP.


                                       By: /S/ Matt Wayrynen
                                          --------------------------------------
                                          Matt Wayrynen, Chief Executive Officer