Form 20-F
period 2004-01-31
CORAL GOLD CORP
filed 2004-08-16
CIK 813639

U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 20-F
                            -------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY 31, 2004

[ ]    TRANSITION  REPORT  PURSUANT  TO  SECTION  13 OR 15 (d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 FOR THE  TRANSACTION  PERIOD  FROM ______________ TO
       ___________________

                         Commission File Number 0-15688

                                CORAL GOLD CORP.
             (Exact name of Registrant as specified in its charter)

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, no par value
     (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of January 31, 2004 was 43,616,855.

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

                                TABLE OF CONTENTS


Item                                                                      Page
----                                                                      ----
GLOSSARY OF TECHNICAL TERMS..................................................1
Forward-Looking Statements...................................................6
Item 1.     Identity of Directors, Senior Management and Advisors............6
            Offer Statistics and Expected Timetable..........................6
Item 3.     Key Information..................................................6
   A.       Selected Financial Data..........................................6
   B.       Capitalization and Indebtedness..................................8
   C.       Reasons for the Offer and Use of Proceeds........................8
   D.       Risk Factors.....................................................8
Item 4.     Information on the Company......................................10
   A.       History and Development of the Company..........................10
   B.       Business Overview...............................................10
            Plan of Operations..............................................12
            Competition.....................................................13
            Environmental Regulations.......................................13
   C.       Organizational Structure........................................13
   D.       Property, Plant and Equipment...................................14
            Robertson Mining Claims, Nevada, U.S.A..........................14
     Property Description and Location......................................14
     Environmental Liabilities..............................................15
     Permitting.............................................................16
     Accessibility, Climate, Local Resources, Infrastructure, and
      Physiography..........................................................16
     History and Exploration................................................17
     Geological Setting.....................................................19
     Deposit Types and Mineralization.......................................21
     Drilling...............................................................24
     Sampling and Analysis..................................................27
     Security of Samples....................................................28
     Mineral Resource Estimates.............................................30
     Proposed Exploration...................................................33
     Recommendations........................................................36
            Carve-Out Claims, Nevada, U.S.A.................................37
            Norma Sass and Ruf Claims, Nevada, U.S.A........................38
            JDN Claims, Nevada, U.S.A.......................................39
            C-Eagle Claims, Nevada, U.S.A...................................39
            Ludlow Property, California, U.S.A..............................39
Item 5.     Operating and Financial Review and Prospects....................40
   A.       Operating Results...............................................40
   B.       Liquidity and Capital Resources.................................45
   C.       Research and Development, Patents and Licenses, etc.............46
   D.       Trend Information...............................................46
Item 6.     Directors, Senior Management and Employees......................46
   A.       Directors and Senior Management.................................46
   B.       Compensation....................................................47
   C.       Board Practices.................................................48

   D.       Employees.......................................................52
   E.       Share Ownership.................................................52
            OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR.53 AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL
            YEAR AND FISCAL YEAR-END OPTION VALUES..........................53
Item 7.     Major Shareholders and Related Party Transactions...............54
   A.       Major Shareholders..............................................54
   B.       Related Party Transactions......................................54
   C.       Interest of Experts and Counsel.................................55
 Item 8.    Financial Information...........................................55
   A.       Consolidated Statements and Other Financial Information.........55
   B.       Significant Changes.............................................55
Item 9.     The Offering and Listing........................................55
   A.       Price History of Stock..........................................55
   B.       Plan of Distribution............................................57
   C.       Markets.........................................................57
   D.       Selling Shareholders............................................57
   E.       Dilution........................................................57
   F.       Expenses of the Issue...........................................57
Item 10.    Additional Information..........................................58
   A.       Share Capital...................................................58
   B.       Memorandum and Articles of Association..........................58
   C.       Material Contracts..............................................59
   D.       Exchange Controls...............................................59
   E.       Taxation........................................................60
   F.       Expenses of the Issue...........................................64
   G.       Dividends and Paying Agents.....................................64
   H.       Documents on Display............................................65
   I.       Subsidiary Information..........................................65
Item 11.    Quantitative and Qualitative Disclosures About Market Risk......65
Item 12.    Description of Securities Other than Equity Securities..........65
Item 13.    Defaults, Dividend Arrearages and Delinquencies.................65
Item 14.    Material Modifications to the Rights of Security Holders and
            Use of Proceeds.................................................65
Item 15.    Controls and Procedures.........................................65
Item 16.    [Reserved]......................................................65
Item 16A.   Audit Committee Financial Report................................65
Item 16B.   Code of Ethics..................................................66
Item 16C.   Principal Accountant Fees and Services..........................66
Item 16D.   Exemptions from the Listing Standards for Audit Committees......67
Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated
            Purchasers......................................................67
Item 17.    Financial Statements............................................67
Item 18.    Financial Statements............................................67
Item 19.    Exhibits........................................................67

Exhibits

Certification of Principal Executive Officer..............................12.1
Certification of Principal Financial Officer..............................12.2
Certification 906.........................................................13.0

                           GLOSSARY OF TECHNICAL TERMS

AA                              Atomic absorption spectrometry, a scientific
                                test for the presence of elements in a sample.
alteration                      Usually  referring  to  chemical  reactions  in
                                a rock mass  resulting  from the passage of
                                hydrothermal fluids.
anomalous                       A value, or values, in which the amplitude is
                                statistically between that of a low contrast
                                anomaly and a high contrast anomaly in a given
                                data set.
anomaly                         Any concentration of metal noticeably above or
                                below the average background concentration.
As                              The elemental symbol for arsenic.
assay                           An analysis to determine the presence, absence
                                or quantity of one or more components.
Au                              The elemental symbol for gold.
background                      Traces of elements found in sediments,  soils,
                                and plant material that are unrelated to any
                                mineralization and which come from the
                                weathering of the natural constituents of the
                                rocks.
Bi                              The elemental symbol for bismuth.
chalcedony                      Very fine crystalline quartz which may be
                                massive or banded (agate).
chalcopyrite                    Copper sulphide mineral.
chert                           A rock resembling flint and consisting
                                essentially of crypto-crystalline  quartz or
                                fibrous chalcedony.
Cretaceous                      The geologic period extending from 135 million
                                to 65 million years ago.
Cu                              The elemental symbol for copper.
cubic metres or m3              A metric measurement of volume, being a cube one
                                metre in length on each side.
DDH                             Diamond drill hole.
diamondiferous gravels          Gravels yielding diamonds.
dolomite                        A mineral consisting of a calcium magnesium
                                carbonate found in crystals and extensive beds
                                as a compact limestone.
drift                           An underground passage, approximately
                                horizontal, often along a mineralized zone.
dyke                            A tabular body of igneous rock that has been
                                injected while molten into a fissure.
epidote                         Calcium, aluminum, iron silicate mineral
                                commonly  occurring in  hydrothermally  altered
                                carbonate-bearing rocks.
fault                           A fracture in a rock where there has been
                                displacement of the two sides.
Fe                              The elemental symbol for iron.
Ft                              Feet.
grab sample                     A sample of  selected  rock chips  collected  at
                                random from  within a  restricted  area of
                                interest.
grade                           The concentration of each ore metal in a rock
                                sample, usually given as weight percent. Where
                                extremely low concentrations are involved, the
                                concentration may be given in grams per tonne
                                (g/t or gpt) or ounces per ton (oz/t). The grade
                                of an ore deposit is calculated, often using
                                sophisticated statistical procedures, as an
                                average of the grades of a very large number of
                                samples collected from throughout the deposit.
gram                            A small metric unit of weight nearly equal to
                                one cubic centimetre of water at its maximum
                                density, and equal to one thousandth of a
                                kilogram.
Hg                              The elemental symbol for mercury.
HLEM                            Horizontal loop electromagnetic survey, a form
                                of geophysical survey used in the exploration
                                for minerals.
hectare or ha                   An area totalling 10,000 square metres.
highly anomalous                An anomaly  which is 50 to 100 times  average
                                background,  i.e. it is  statistically  much
                                greater in amplitude.
hydrothermal                    Hot fluids, usually mainly water, in the earth's
                                crust which may carry metals and other compounds
                                in solution to the site of ore deposition or
                                wall rock alteration.
ICP                             Induced coupled plasma spectrophotometry, a
                                scientific test that determines the presence of
                                elements from their lightwaves.
IP                              Induced polarization survey, a form of
                                geophysical survey used in the exploration for
                                minerals.
indicated mineral resource      That part of a mineral resource for which
                                quantity, grade or quality, densities, shape and
                                physical  characteristics, can be estimated with
                                a level of confidence sufficient to allow
                                the appropriate  application of technical and
                                economic  parameters to support mine planning
                                and evaluation of the economic viability  of the
                                deposit.  The  estimate  is  based on   detailed
                                planning  and  reliable exploration  and testing
                                information  gathered  through appropriate
                                techniques from locations such as outcrops,
                                trenches, pits, workings and drill holes that
                                are spaced closely  enough for geological and
                                grade  continuity to be reasonably  assumed.
inferred mineral resource       That part of a mineral resource   for which the
                                quantity and grade or quality can   be estimated
                                on the basis of geological evidence  and limited
                                sampling and reasonably assumed, but not
                                verified, geological and grade continuity.
                                The estimate is based upon limited information
                                and sampling gathered through appropriate
                                techniques from locations such as outcrops,
                                trenches, pits, workings and drill holes.
                                Confidence in the estimate is insufficient to
                                allow the meaningful application of technical
                                and economic parameters or to enable an
                                evaluation of economic viability worthy of
                                public disclosure.
intrusive                       A rock mass formed below earth's  surface from
                                magma which has intruded into a pre-existing
                                rock mass.
karst                           topography An irregular topography characterized
                                by sinkholes, caverns and lack of surface
                                streams because an underlying carbonate
                                formation has been riddled with underground
                                drainage channels that capture the surface
                                streams.
kilometres or km                Metric measurement of distance equal to 1,000
                                metres (or 0.6214 miles).
laterite                        A  residual  product  of rock  decay  that is
                                red in colour  and has a high  content in the
                                oxides of iron and hydroxide of aluminum.
measured mineral resource       That part of a mineral  resource for which
                                quantity,  grade or quality,  densities,  shape,
                                and  physical  characteristics  are so well
                                established  that they can be  estimated  with
                                confidence sufficient  to allow the  appropriate
                                application  of  technical  and economic
                                parameters,  to support production planning and
                                evaluation of the economic viability of the
                                deposit.  The  estimates  is based on  detailed
                                and  reliable  exploration,  sampling  and
                                testing  information  gathered  through
                                appropriate techniques from  locations such  as
                                outcrops,  trenches,  pits,  workings  and drill
                                holes that are spaced  closely  enough to
                                confirm both geological grade and continuity.
Mesozoic                        From the Greek words "meso" (middle) and "zoe"
                                (life), meaning the time of middle life on Earth
                                about 250 to 65 million years ago. It followed
                                the Paleozoic era (time of ancient life) and
                                preceded the Cenozoic era (time of recent life),
                                and encompasses the Triassic, Jurassic and
                                Cretaceous periods.
mill                            A facility for processing ore to concentrate and
                                recover valuable minerals.
milligram                       A very small metric unit of weight equal to one
                                thousandth of a gram.
mineral reserve                 A mineral  reserve is the economically  mineable
                                part of a Measured or Indicated  mineral
                                resource demonstrated by at least a preliminary
                                feasibility study. This study must include
                                adequate information on mining, processing,
                                metallurgical, economic and other relevant
                                factors that demonstrate, at the time of the
                                reporting, that economic extraction can be
                                justified. A mineral reserve includes diluting
                                materials and allowances for losses that may
                                occur when the material is mined. Mineral
                                resources are sub-divided in order of increasing
                                confidence into "probable" and "proven" mineral
                                reserves. A probable mineral reserve has a lower
                                level of confidence than a proven mineral
                                reserve. The term "mineral reserve" does not
                                necessarily signify that extraction facilities
                                are in place or operative or that all
                                governmental approvals have been received. It
                                does signify that there are reasonable
                                expectations of such approvals.
mineral resource                The estimated  quantity and grade of
                                mineralization  that is of potential economic
                                merit. A resource  estimate does not require
                                specific mining,  metallurgical,  environmental,
                                price and cost  data,  but the  nature  and
                                continuity  or  mineralization  must be
                                understood.  Mineral resources  are  sub-divided
                                in order of  increasing  geological  confidence
                                into "inferred",  "indicated",  and "measured"
                                categories.  An inferred mineral resources has a
                                lower  level  of  confidence  than  that applied
                                to an indicated mineral resource.  An  indicated
                                mineral resource has a higher level of
                                confidence  than an inferred  mineral  resource,
                                but has a lower level of confidence than a
                                measured mineral resource.  A mineral
                                resource is a  concentration  or  occurrence  of
                                natural,  solid,  inorganic or  fossilized
                                organic  material in or on the Earth's crust in
                                such form and quantity and of such grade or
                                quality that it has reasonable prospects for
                                economic extraction.
mineralization                  Usually implies minerals of value occurring in
                                rocks.
Mo                              The elemental symbol for molybdenum.
Mn                              The elemental symbol for manganese.
net smelter or NSR royalty      Payment of a percentage of net mining profits
                                after deducting applicable smelter charges.
Ni                              The elemental symbol for nickel.
ore                             A natural  aggregated of one or more minerals
                                which may be mined and sold at a profit,  or
                                from which some part may be profitably
                                separated.
outcrop                         An exposure of rock at the earth's surface.

overburden                      A general term for any material covering or
                                obscuring rocks from view.
oz/t                            Troy ounces/ton.
Pb                              The elemental symbol for lead.
porphyry                        Rock  type with  mixed  crystal  sizes,  i.e.
                                containing  larger  crystals  of one or more
                                minerals.
possible or inferred ore        Term used to described ore where the
                                mineralization is believed to exist on the
                                basis of some geological information, but the
                                size, shape, grade, and tonnage are a matter of
                                speculation.
ppm or parts per million        A unit of measurement which is 1000 times larger
                                than parts per billion (i.e.  ppb); 1 ppm
                                is equivalent to 1000 ppb, and is also
                                equivalent to 1 gram/tonne.
prefeasibility study and        Each mean a comprehensive study of the viability
preliminary feasibility study   of a mineral project that has advanced to  a
                                stage where mining method, in the case of
                                underground mining, or the pit configuration,
                                in the case of open pit mining, as been
                                established, and which, if an effective method
                                of mineral processing has been determined,
                                includes a financial analysis based on
                                reasonable assumptions of technical,
                                engineering, operating, economic factors, and
                                the evaluation of other relevant factors which
                                are sufficient for a qualified person, acting
                                reasonably, to determine if all or part of the
                                mineral resource may be classified as a mineral
                                reserve.
probable mineral reserve        A probable mineral reserve is   the economically
                                mineable part of an indicated,  and in some
                                circumstances, a measured mineral resource
                                demonstrated by at least a prefeasibility study.
                                This study must include  adequate information on
                                mining, processing, metallurgical, economic, and
                                other relevant factors that demonstrate, at the
                                time of reporting, that economic extraction can
                                be justified.
propylitic                      A rock alteration assemblage comprising calcite,
                                epidote, chlorite, pyrite and other minerals,
                                found typically in the periphery of a
                                hydrothermal system.
proven mineral reserve          A proven mineral reserve is the  economically
                                mineable part of a measured mineral resource
                                demonstrated  by at  least  a  prefeasibility
                                study.  This  study  must  include  adequate
                                information on mining,  processing,
                                metallurgical,  economic,  and other relevant
                                factors that  demonstrate,  at the time of
                                reporting,  that economic  extraction is
                                justified.  The term should be restricted to
                                that part of the deposit where  production
                                planning is taking place and for which any
                                variation in the estimate would not
                                significantly  affect potential economic
                                viability.
pyrrhotite                      A bronze coloured mineral of metallic lustre
                                that consists of ferrous sulphide and is
                                attracted by a magnet.
pyrite                          Iron sulphide mineral.
quartz                          Silica or SiO2, a common constituent of veins,
                                especially those containing gold and silver
                                mineralization.
ROM                             Abbreviation for "run of mine", which refers to
                                low-grade "ore" that can only be mined if it
                                undergoes minimal processing, otherwise it would
                                be uneconomic (not ore).
RVC                             Reverse circulation diamond drilling.
reef                            A  geological  formation  or  mineral  within
                                defined  boundaries  separating  it from the
                                adjoining rocks.
Sb                              The elemental symbol for antimony (stibium).
silicification                  Replacement of the constituent of a rock by
                                quartz.

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

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

A.       Selected Financial Data

     The selected historical financial information presented in the table below for each of the years ended January 31, 2004, 2003, 2002, 2001, and 2000, is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements and notes for each of the years in the three year period ended January 31, 2004, 2003 and 2002 are included in this Annual Report. The selected historical financial information for the years ended January 31, 2001 and 2000, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

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

     In this Annual Report, all dollars are expressed in Canadian dollars unless otherwise stated.


Canadian GAAP                                                         At January 31
                                                                      -------------
                                           2004           2003            2002            2001            2000
                                           ----           ----            ----            ----            ----

Operations
----------
Revenue                                 $    Nil       $    Nil         $    Nil       $    Nil        $    Nil

Expense
   General and Administrative                640,502        538,893          244,071        260,433         475,763

Net Income (Loss)                          (753,596)      (755,999)      (1,128,401)      (471,458)       (484,920)

Net Income (Loss) Per Share                   (0.03)         (0.03)           (0.05)         (0.02)          (0.03)


Balance Sheet

Working Capital                          $ 2,601,586      $  43,181        $ 336,598      $ 393,554       $ 662,350

Total Assets                              10,967,000      8,888,094        6,564,304      7,030,494       7,183,346

Liabilities                                  161,095        387,499          259,095         78,884          32,778

Shareholders' Equity                      10,805,905      8,500,595        6,305,209      6,951,610       7,150,568



U.S. GAAP                                                             At January 31
                                                                      -------------
                                             2004         2003            2002            2001            2000
                                             ----         ----            ----            ----            ----

Operations
----------
Revenue                                      $   Nil        $   Nil          $   Nil       $    Nil        $    Nil

Expense
   General and Administrative                640,502        538,893          244,071        260,433         475,763

Deferred Exploration
   Expenditures                             (420,054)    (1,351,302)        (196,909)      (281,238)       (309,509)

Stock Based Compensation
   Expense                                         -       (600,000)               -              -               -

Write-down of Mineral Properties               4,968              -          805,385        206,898               -

Net Income (Loss)                        (1,009,052)    (2,077,539)      (1,191,541)      (577,882)       (756,526)

Net Income (Loss) Per Share                   (0.03)         (0.07)           (0.06)         (0.03)          (0.03)


Balance Sheet
-------------
Working Capital                            2,601,586         88,587          336,598        393,554         662,350

Total Assets                               4,284,565      2,576,198        1,489,234      2,082,314       2,349,341

Liabilities                                  161,095        387,499          259,095         78,884          32,778

Shareholders' Equity                       4,123,470      2,188,699        1,230,139      2,003,430       2,316,563

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


              Year Ended:
              January 31             Average           Period End             High                Low
              ----------             -------           ----------             ----                ---

                 2000                 1.4855             1.4995              1.5600             1.4350

                 2001                 1.5487             1.5925              1.6023             1.4933

                 2002                 1.5704             1.5800              1.6128             1.5108

                 2003                 1.4008             1.2923              1.5750             1.2923

                 2004                 1.3803             1.3248              1.5797             1.2712

     The following table sets forth the high and low exchange rate for the past six months. As of July 21, 2004, the exchange rate was CN$1.3242 for each US$1.

                             Month                     High         Low
                             -----                     ----         ---
                             January 2004              $1.3340      $1.2690

                             February 2004             $1.3442      $1.3108

                             March 2004                $1.3480      $1.3080

                             April 2004                $1.3711      $1.3095

                             May 2004                  $1.3970      $1.3580

                             June 2004                 $1.3772      $1.3407


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

     We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2004, we had a net loss of $753,596 and an accumulated deficit on January 31, 2004 of $19,632,053. The Company has not generated revenues from operations during fiscal year 2004 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company's properties will be placed in production or that the Company's operations will be profitable in the future.

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

Robertson Mining Claims
-----------------------

     During fiscal year ended January 31, 1999, the Company entered into an option agreement dated October 8, 1998 with Placer Dome U.S. Inc. ("Placer") respecting the Robertson Mining Claims (the "Option Agreement"), wherein Placer acquired the option to earn up to a 70% interest in the Robertson Mining Claims, and also agreed to post security by means of a financial guarantee on a US$2,050,000 reclamation bond on a portion of the Robertson Mining Claims (the "Reclamation Bond"). The Option Agreement was later assigned by Placer to the Cortez Joint Venture, dba Cortez Gold Mines (a joint venture owned by Placer and Kennecott) ("Cortez"). Pursuant to the terms of the Option Agreement, when Cortez elected to terminate the Option Agreement effective December 30, 1999, the Company was then required to post its own security for the Reclamation Bond and obtain a full release of Placer's guarantee not later than 18 months after the effective date of termination. In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Mining Claims to reduce the Reclamation Bond that Placer had guaranteed for the Company. The Company was able to obtain a release of Placer's guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the Reclamation Bond. The Reclamation Bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash. In fiscal year ended 2004, with more reclamation work having been completed and accounted for, the Reclamation Bond was further reduced to US$406,000. The cost to the Company to conduct the reclamation, prepare updated reclamation plan, and other associated costs was approximately US$500,000.

Norma Sass and Ruf Claims
-------------------------

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

Bralorne Property
-----------------

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

Mining Activities
-----------------

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

Exploration and Business Development
------------------------------------

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

     The Company spent approximately $500,000 on reclamation, exploration and development in fiscal year 2004 on the Robertson Mining Claims.

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

                       MINING LEASE AND OPTION AGREEMENTS
                                                                        Production        Advance Royalty
Company/Date                     Number of Claims   Option Pmt.         Royalty           Pmt.
---------------------------------------------------------------------------------------------------------
Tenabo Gold Mining Co.           13                 $2M                 8% NSR            $12,000/yr
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

              Summary of Pre-Coral Drilling Activities at Robertson

                                                 Number and Type             Drill
Company                       Date of Activity   of Holes Drilled            Footage(ft)      Target
---------------------------------------------------------------------------------------------------------
Superior Oil                  1968-70            92 Conv. Rotary             c. 32,000        Gold Pan

Placer Dev.                   1973-74            23 Conv. Rotary             c. 3,500         none

Teck Corp.                    1977               none                        none             none

Aaron                         1977               7 Conv. Rotary              c.300            Gold Quartz

E & B Exploration             1980-81            148 RVC                     30,807           Gold Pan

Totals                                           270                         65,407

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

               Robertson Property Drill-Indicated Resources (1996)

Mineralized                                        Million             Grade          Contained
Zones                                              Short Tons          (oz Au/t)      Oz Gold
-----------------------------------------------------------------------------------------------------
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

Note:    *Includes AGI proven+probable reserve 13,556,125 tons at an average grade of 0.0188 (1994).
         **Inferred mineral resources estimated by AGI (1996).

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

Porphyry Zone
-------------

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

39A Zone
--------

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

Gold Pan Zone
-------------

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

Altenburg Hill Zone
-------------------

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

Potassic Alteration
-------------------

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

Retrograde Skarn
----------------

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

Late Stage Quartz (Silica)-Sericite-(Pyrite)
--------------------------------------------

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

                       Robertson Property Drilling Summary

                                                     Down Hole                         Footage          Ave Hole Depth
Company            Number of Holes  Drilling Method  Survey           Collar Survey    Drilled (ft)     (ft)
----------------------------------------------------------------------------------------------------------------------
Superior                92          Conv. Rtry       no               yes                c.32,000           348

Placer Dev.             23          Conv. Rtry       no               yes                 c.3,200           150

Aaron                  N/A          Percission       no               some                 <1,000          8-10

E & B Expl.            148          RVC              no               yes                  30,800           200
                                    "Percussion"

Coral                  380          RVC              no               yes                 105,877           278
                         7          DDH                               yes                   3,500           500

Amax                   338          RVC              yes              yes                 141,700           420
                        62          DDH              yes              yes                  34,300           553

Cortez                  47          RVC              yes              yes                  57,000         1,021

Total:               1,097                                                                408,377           372

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

     The Cortez drilling consisted of 47 RVC holes totaling 57,000 ft. The RVC drilling contractor was Eklund Drilling Company of Elko, NV, a well respected and experienced drilling company.

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

         During dry drilling conditions, drill cuttings were collected at even 5-ft intervals and split at the drill site using a Gilson-type sample splitter. Samples were collected in large trays directly from the splitter and poured into heavy canvas bags. Each bag was pre-labeled with the hole number and a unique sample number that corresponds to a footage on the drill log and to a lab tag number. The labeling was done with a permanent marker. Ideally, a 25 to 35 pound sample was collected. The Gilson splitter and collection trays were cleaned with compressed air between samples.

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

         During RVC sampling, "rig duplicate" samples were routinely collected from the reject outlet of the splitter. These samples were used to assess the effectiveness of the sampling procedure and were compared with the "original" sample. Additionally, specially collected coarse barren material (<0.005 ppm Au) were inserted into the sample sequence at pre-determined intervals to monitor possible lab contamination and smearing of coarse gold on sample preparation equipment. Once the samples were dry, all RVC samples were weighed at the lab. The average dry weight for a 5-ft. sample was 35.2 pounds. Together with observations at the drill site, monitoring sample weights provided data from which sample recovery could be estimated.

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

              Robertson Property Indicated Resource Estimate (2001)

                                Cutoff Grade         Million Short        Au Grade        Contained
Zone                            (oz Au/t)            Tons Ore             (oz/ton)        (oz of Au)
-------------------------------------------------------------------------------------------------------
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

39A Zone
--------

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

Porphyry Zone
-------------

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

Ruf Claims and Lower Triplet Gulch
----------------------------------

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

Conceptual Target
-----------------

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

Item 5.  Operating and Financial Review and Prospects

     This discussion and analysis of the operating results and the financial position of the Company for the years ended January 31, 2003 and 2004, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

Overview

     The 2004 fiscal year commenced with Coral announcing the preliminary results from the 2003 exploratory drill program conducted on the Excluded Claims (also known as the "Carve-out" claims). This program, confined to a very small area of the Tenabo property under joint venture with Cortez Gold Mines (Placer Dome 60%, Kennecott 40%), was aimed primarily at confirming inferred geological structural projections related to the nearby Pipeline gold deposit. The results provided key information for the proposed upcoming exploration program.

     Much like the 2003 fiscal year, during the first two quarters the Company focused on reducing the cash reclamation bond posted on the 100% Robertson owned property. Further reclamation was conducted on the property and by the end of the second quarter the cash bond was reduced by US $380,100 (approximately Cdn $635,000) from US $786,100 to US $406,000. The Company is working with the Bureau of Land Management and the United States Department of Interior in efforts to further reduced the bond.

     During the second/third quarters, after assessing the exploration data on the 100% owned Robertson property, the Board approved a drill program to include a minimum of 10,000 feet. However, prior to the commencement of the program, an unexpected random review by British Columbia Securities Commission of Coral's continuous disclosure documents resulted in the immediate need for the Company to prepare a new technical report in compliance with NI 43-101 to update the historical technical reports prepared prior to 1999 on the Robertson property. This resulted in certain on-going issues being put on hold including the drilling program and equity financings of approximately $1,030,000.

     In order to expedite the Report, the Company pulled Robert McCusker, P. Geo., off the drill program to prepare the Report, thus postponing the program. The Report was completed in February 2004. In Management's opinion, Mr. McCusker was the best qualified person to prepare the Report because he was the Senior Geologist for Amax Explorations Inc., where a large portion of the historical data was obtained.

     April 2004 was the earliest the Company could contract drill because the exploration area had become very active and drillers were in high demand. The drilling program was to expand the 39A Zone resource and evaluate the potential depth extent of the high-grade structural zones in the Gold Pan resource area. A recent reinterpretation of previous drilling conducted by Amax Gold and Cortez Gold Mines on the 39A Zone, suggested the potential for significantly expanding that resource to the west and southwest.

     The 2004 drilling program consisted of 10 reverse-circulation (RC) drill holes, CR04-1 through CR04-10, totaling 6,560 ft that ranged from 485- ft to 800- ft-deep. Eight of the RC holes were directed at the 39A Zone expansion and two holes were aimed at assessing the depth extent of the east-west striking high- grade structural zones in the Gold Pan resource area.

     All of the holes encountered strongly anomalous gold values and a summary of assay results are presented below. The 2004 drilling resulted in a modest increase to the 39A resource and provided a better definition of the western margin of the 39A Zone mineralization. A series of step-out holes (CR04-3 through CR04-7) indicate that the expansion of low to moderate grade gold to the west is limited to about 100 ft. However, drilling along the east side of the 39A Zone (CR04-8) expanded not only low to moderate grade mineralization, but also high-grade gold (30 ft averaging 0.229 oz Au/t, from 675 ft) over 100 ft to the east and north from previous drill intersections. This portion of the 39A Zone remains open for minor expansion both to the east and north. For the complete and detailed assay results please visit www.sedar.com.

     Of the five holes, CR04-3 through CR04-7, drilled along the suspected westward extension of the 39A Zone, all encountered at least narrow low-grade gold intercepts and two holes, CR04-5 and CR04-7 cut significant intervals, including 15 ft averaging 0.15 oz Au/t starting at 35 ft and a 150 ft intercept averaging 0.032 oz Au/t, from 510 ft, respectively.

     Results from a single step-out hole, CR04-8, drilled along the east side of the 39A Zone intersected a 195- ft-thick interval that averaged 0.059 oz Au/t, from 575 ft, including 80 ft averaging 0.111 oz Au/t, starting at 630 ft. Also included within this interval is a 30 ft zone averaging 0.229 oz Au/t, starting at 675 ft.

     Results  from  drilling  the  projection  of  the of the  39A  Zone  to the
southwest  were  inconclusive   because  the  two  holes,   CR04-1  and  CR04-2,
encountered a post- mineral, quartz- feldspar porphyry dike over critical portions in their respective holes. Although the drilling did not test the projected intervals in the footwall of the dike, the potential extension of high-grade mineralization in the southwest direction has not been excluded.
Drilling in the Gold Pan Zone appears to have successfully extended mineralization to a depth of at least 500 ft in hole CR04-9. The hole encountered a series of mineralized zones beginning at 50 ft, and continuing to a depth of 720 ft.

Selected Annual Information

     The following are highlights of financial data on the Company for the most recently completed three financial years:

                                          Jan. 31, 2004    Jan. 31, 2003     Jan. 31, 2002
---------------------------------------------------------------------------------------------
Loss before extraordinary items                $(625,318)        $(527,967)        $(242,931)
Net Loss                                       $(753,596)        $(755,999)      $(1,128,401)
Loss Per Share                                    $(0.03)           $(0.03)           $(0.05)
Total Assets                                   10,967,000        $8,888,094        $6,564,304
Total Liabilities                                $161,095          $387,499          $259,095
Working Capital (Deficiency)                   $2,601,586           $43,181          $336,598

     During the year ended January 31, 2004, the Company incurred a net loss of $753,596 or $0.03 per share (2003 - a net loss of $755,999 or $0.03; 2002 - a net loss of $1,128,401 or per share of $0.05). The Company recorded a loss in foreign exchange $140,623 relating to advances to the Company's US subsidiary, Coral Resources Inc. which holds the Company's Robertson Property. Investments were written down by $19,007 to reflect the current market value of the 400,000 common shares the Company holds in Levon Resources Ltd. These shares were acquired over several years pursuant to the terms of an option the Company granted to Levon on the Ruff and Norma Sass Property. An amount of $4,968 incurred on miscellaneous properties to keep them in good standing was also expensed. A recovery of $36,320 was recorded against an allowance set-up in 2002 for an outstanding debt. The Company incurred corporate and administrative expenses of $640,502 compared to 2003 of $538,893.

     Administrative Expenses for the fiscal year ended January 31, 2004 increased by 18.5% or $101,609, when compared to the 2003 fiscal year. During the year, legal fees declined by approximately $30,024 from $110,595 to $80,571 as a result of the Company doing more corporate filings in-house. Investor relations and shareholder information increased by $41,603 from $101,614 in 2003 to $143,217 in 2004 as a result of the more aggressive approach the Company took to public awareness by running internet banner ads, reconstruction of the Company's web-site and preparing promotional material. Listing and filing fees increased by $23,262 as a result of the increase in both the volume of filings made by the Company during the year and the increased fees charged by the regulatory bodies for filing such documents. Salaries and office services and supplies increased by $59,548 from $155,445 to $174,999 due to an increase in support staff and up-grading office equipment leases.

Summary of Quarterly Results

                     2004          2003            2003            2003          2003          2002         2002         2002
Period ended     Jan. 31       Oct. 31        Jul. 31         Apr. 30         Jan. 31      Oct. 30       Jul. 31      Apr. 31
                 Q4            Q3             Q2              Q1              Q4           Q3            Q2           Q3
----------------------------------------------------------------------------------------------------------------------------------
Total Revenue    -             -              -               -               -            -             -            -
Income (loss)
before
extraordinary
items              $(113,732)     $(225,643)      $(142,747)      $(143,196)    ($50,094)    $(159,398)   $(162,263)    $(56,212)
Basic loss per
share                 $(0.03)        $(0.01)         $(0.00)         $(0.00)      $(0.03)       $(0.01)      $(0.01)      $(0.01)
---------------- ------------- -------------- --------------- --------------- ------------ ------------- ------------ ------------
Net Income
(loss)             $(121,187)     $(298,913)      $(123,892)      $(211,604)   ($359,025)    $(159,398)   $(162,263)    $(75,313)

Basic per Share       $(0.03)        $(0.01)         $(0.00)         $(0.00)      $(0.03)       $(0.01)      $(0.01)      $(0.01)


Disclosure for Venture Issuers without Significant Revenue

     The Company does not have revenues. The following table is a breakdown of the material components listed for the three most recently completed financial years:

                                            Year Ended       Year Ended       Year Ended
                                            Jan 31, 2004     Jan. 31, 2003    Jan. 31, 2002
---------------------------------------------------------------------------------------------
Capitalized exploration and
 development costs                                 $420,054       $1,185,090        $196,909
Expensed research & development
 costs                                               $4,968          $10,389        $805,385
Deferred development costs                               $-               $-              $-
General & Administration costs                     $640,502         $538,893        $244,071
Material costs, whether capitalized,
deferred or expensed, not referred to
 in above                                          $128,277         $228,032        $885,470


Commitments

     In an effort to reduce overhead costs, the Company entered into a cost-sharing agreement dated October 1, 1997 to reimburse a related party for 20% of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party. During the year, a total of $107,393 was charged to operations in relation to the cost sharing agreement.

Results of Operations
---------------------

     The Company reports a net loss of $753,595 or $0.03 per share for the year ended January 31, 2004 compared to a net loss of $755,999 or $0.03 per share for the corresponding year in 2003. The Company had no operating revenues, but recognized interest income of $15,184 compared to $10,926. The increase is due to a consistently higher interest bearing bank balance this year compared to last year.

     The Company recorded a loss in foreign exchange of $140,306 compared to as gain of $1,994 in 2003. $0 was charged to operations to recognize revenue received under the option agreements on the Norma Sass and Ruf Claims. The Company recorded a recovery of $36,320 against an allowance set up in 2002 for an outstanding receivable. Marketable securities were written down by $19,007 to reflect the current market value at January 31, 2004.

     During fiscal year ended January 31, 2004, the Company had operating expenses of $640,502 compared to $538,893 for the fiscal year ended January 31, 2003. An increase in the year of $101,609 or approximately 18.5% was primarily due to the increase of management and consulting fees as a result of the Company's increased fund raising and marketing activities.

     Management fees of $90,000 for 2004 relate to a management contract with the President of the Company for $90,000 per annum of the administration of the day-to-day operations and activities of the Company and fee for 2003 $54,500. Consulting fees of $22,500 for 2004 relate to a consulting contract with the Vice President of the Company for financial advice. Consulting fees for 2003 were $29,622.

     Directors' fees increased from $11,500 in 2003 to $24,000 in 2004. The Chairman of the Board receives $12,000 per annum for his contribution to the Company. In September 2002, the Company adopted a policy whereby directors would be compensated $500 for each Directors Meeting they attend to cover their time and expenses.

     Investor relations and shareholder information has increased from $101,614 in 2003 to $143,217 in 2004. The Company took a much more aggressive approach to promoting the awareness of the Company to broaden the shareholder base.

     Legal and accounting has decreased from $110,595 in 2003 to $80,571 in 2004. The Company was able to decrease expenses by completing some work in house.

     Auditing fees have remained consistent with last year averaging $25,000. Due to the re-newed focus on corporate governance in both the U.S and Canada, legal and accounting advice was sought more often by directors, officers and the in-house staff through the year on issues such as the Robertson reclamation bond issue, corporate governance and U.S. regulations. Listing and filing fees increased by $23,262 and transfer agent fees have increased by $184 compared to the expense in 2003.

     The increased financing activity through the 2004 fiscal year increased the filing fees and the transfer agent fees. Travel has decreased from $53,991 to $43,396 as the Company has become more selective in which trade shows the Company attended and participated in.

Inflation
---------

     Historically, inflation has not affected the Company's business in the current locations where it is doing business and the Company does not expect it to affect the Company's operations in the future.

B.       Liquidity and Capital Resources

     At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

     The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company's ability to raise capital to acquire and explore resource properties. At January 31, 2004, the Company has working capital of $2,601,586. The Company feels it has sufficient working capital to meet its current obligations and operating expenses.

Investor Relations
------------------

     The Company has an investor relations contract with The Haft Group, Inc. a public relations company headquartered and based in New York City. The Company agreed to retain the Group at a fee of US $3,000 per month, plus reimbursement of out-of-pocket expense, and a reasonable finder's fee of the total dollar value raised for introducing the company to any sources of financing. The Agreement is for an initial four month period, and will automatically renew and continue in full force and effect on a month to month basis, unless terminated by either party. Mr. Haft was a partner and principal of two NYSE member firms, which have since merged with other entities. His business career also includes serving as senior vice president of public relations for Warner Communications. This contract completed on January 2004.

Subsequent Events
-----------------

     Subsequent  to  January  31,  2004,   the  Company   closed  the  following
placements:

     a) a non-brokered private placement involving the issuing of 1,000,000 common shares at a price of $0.36 and 1,000,000 share purchase warrants with the right to purchase one (1) common share for each warrant issued at a price of $0.48 for a two-year period and;

     b) a non-brokered private placement involving the issuing of 1,500,000 common shares at a price of $0.44 and 1,500,000 share purchase warrants with the right to purchase one (1) common share for each warrant issued at a price of $0.55 for a two-year period.

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

C.       Research and Development, Patents and Licenses, etc.

         Not Applicable.

D.       Trend Information

         No known trend.

E.       Off-balance sheet arrangements

         None.

F.       Tabular disclosure of contractual obligations

         None.

Item 6.  Directors, Senior Management and Employees

A.       Directors and Senior Management

     The following is a list of the Company's directors and officers as of fiscal year ended January 31, 2004. The directors were elected by the Company's shareholders on July 22, 2004.


Name                             Position Held                  Principal Occupation             Director Since
----                             -------------                  --------------------             --------------

Lloyd Andrews                    Chairman and Director          Chairman and Director of         September 1997
                                                                Berkley Resources Inc.,
                                                                Bralorne Pioneer Gold Mines
                                                                Ltd. and the Company

Matt Wayrynen(1)                 President (CEO) and Director   President and Director of the    June 2002
                                                                Company; Vice President
                                                                Operations and Director of
                                                                Bralorne-Pioneer Gold Mines
                                                                Ltd.; President and Director
                                                                of Berkley Resources Inc. and
                                                                one other reporting company

Chris Sampson                    Vice President Exploration     Director and Vice President      February 1996
                                 and Director                   Exploration of the Company;
                                                                Professional
                                                                Engineer;
                                                                Director of
                                                                other reporting
                                                                issuers (public
                                                                mining
                                                                companies).

Louis Wolfin                     Director and Former            Director of the Company;         June 1990
                                 President and CEO              Director and former CEO of
                                                                Bralorne-Pioneer Gold Mines
                                                                Ltd.; Director of three other
                                                                reporting issuers

Ernest Calvert                   Director                       Director of Coral; Director of   June 1990
                                                                three other reporting issuers
                                                                (public mining companies).

Dr. Joseph H. Cohen              Director                       Director of the Company;         May 2001
                                                                Corporate Consultant

William Glasier                  Director                       Director of the Company;         August 1990
                                                                Director of four other
                                                                reporting issuers (public
                                                                mining companies).

Florian Riedl-Riedenstein        Director                       Director of the Company;         March 1994
                                                                Director of one other public
                                                                mining company; Independent
                                                                Financial Consultant

David Wolfin(2)                  Director                       Director of the Company; Vice    September 1997
                                                                President Finance and Director
                                                                of Bralorne-Pioneer Gold Mines
                                                                Ltd.; Public Relations
                                                                consultant; President of Gray
                                                                Rock Resources Ltd.. and two
                                                                other public reporting issuers

Robert Schilling                 Director                       Director of the Company;         June 2001
                                                                Self-employed Business
                                                                Consultant.

         (1) Mr. Matt Wayrynen is the son-in-law of Mr. Louis Wolfin.
         (2) Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.       Compensation

     The following table sets forth particulars concerning the compensation of the named executive officers as defined in Form 51-904F B.C. Securities Act and Rules for the Company's fiscal year ended January 31, 2004.

     At the end of the Company's most recently completed financial year, the Company had one Named Executive Officer, Matt Wayrynen, the Company's President
(CEO).

                                                    Summary Compensation Table
                                                    --------------------------

                             Annual Compensation                                     Long-Term Compensation Awards
                             -------------------                                     ------------------------------

                                                                                       Securities     Restricted
                                                        Bonus for    Other Annual        Under       Shares/Units      All Other
Name/Principal                            Salary(1)     the Year     Compensation     Options/SARs      Awarded      Compensation
                                          ------        --------     ------------                       -------      ------------
Position                       Year           $             $              $         Granted (#)(2)        $               $
--------                       ----                                                  -----------

Matt Wayrynen,                 2004        90,000           -              -            400,000            -               -
President (CEO)                2003        84,500           -              -            400,000            -               -
                               2001                         -              -            500,000            -               -
                                          5,000(3)-                                        -

(1) No employee earned in excess of $100,000.
(2) Represents total Common Shares under options as of the end of the fiscal year.
(3) Represents one month of remuneration.

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

C.       Board Practices

     The board of directors is comprised of 10 directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board's mandate and responsibilities can be effectively and efficiently administered at is current size. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 18, 2004, the shareholders elected Lloyd Andrews, Matt Wayrynen, Louis Wolfin, Chris Sampson, Ernest A.W. Calvert, Dr. Joseph H. Cohen, William Glasier, Florian Riedl-Riedenstein, Robert Schilling and David Wolfin as directors. Subsequent to the annual meeting, Mr. Schilling and Cohen have resigned.

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


                                 Exercise Price
Name of                                               Per Share
Optionee                          No. of Shares                         Date of Grant             Expiry Date
--------------------------------------------------------------------------------------------------------------

Non-Named Executive
Officer/Directors

Lloyd Andrews                        250,000            $0.25       April 11, 2002          September 5, 2005
Lloyd Andrews                        50,000             $0.25       September 5, 2000       September 5, 2005
Louis Wolfin                         500,000            $0.25       September 5, 2000       September 5, 2005
Robert Schilling                     100,000            $0.25       September 5, 2000       September 5, 2005
F. Riedl-Riedenstein                 75,000             $0.25       September 5, 2000       September 5, 2005
Ernest Calvert                       50,000             $0.25       September 5, 2000       September 5, 2005
William Glasier                      50,000             $0.25       September 5, 2000       September 5, 2005
Joseph Cohen                         50,000             $0.25       September 5, 2000       September 5, 2005
Chris Sampson                        50,000             $0.25       September 5, 2000       September 5, 2005
Andrea Regnier                       30,000             $0.25       September 5, 2000       September 5, 2005
David Wolfin                         70,000             $0.25       September 5, 2000       September 5, 2005

Other Insiders

Nil

D.       Employees

     The Company has three part-time employees, one located in Nevada, United States, and two located in Canada.

E.       Share Ownership

     The following table sets for the share ownership of the directors and officers of the Company as of June 20, 2004.


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

                *   Less than one percent

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                              Summary Options Table

                                                                          Market Value of
                      Securities   % of Total Options                        Securities
 Name of Executive      Under          Granted to        Executive or    underlying Options
      Officer           Option        Employees in        base Price      on Date of Grant
                       Granted       Financial Year      ($/Security)       ($/Security)         Expiration Date
---------------------------------------------------------------------------------------------------------------------

Matt Wayrynen          500,000           66.66%             $0.25              $0.25          September 5, 2005
Lloyd Andrews          250,000           33.33%             $0.25              $0.25          September 5, 2005



      AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL
                     YEAR AND FISCAL YEAR-END OPTION VALUES

                                                           Unexercised Options at           Value of Unexercised
                                                              January 31, 2004            In-the-Money Options at
                                                                                              January 31, 2004
                                                     ----------------------------------------------------------------
                   Common Shares
                     Acquired on
                      Exercise         Aggregate
      Name                          Value Realized       Exercisable      Unexercisable  Exercisable   Unexercisable
---------------------------------------------------------------------------------------------------------------------

Matt Wayrynen             -             $42,000            400,000              -          $108,000          -
Lloyd Andrews             -                -               300,000              -          $81,000           -
Robert Schilling          -                -               50,000               -          $13,500           -
F. Riedl-
Riedenstein               -                -               50,000               -          $13,500           -
Ernest Calvert            -                -               50,000               -          $13,500           -
William Glasier           -                -               50,000               -          $13,500           -
Joseph Cohen              -                -               50,000               -          $13,500           -
Chris Sampson             -                -               50,000               -          $13,500           -
Louis Wolfin              -                -               500,000              -          $135,000          -
David Wolfin           30,000           $5,400             70,000               -          $18,900           -
Andrea Regnier         20,000           $9,000             30,000               -           $8,100           -

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

     As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government.

     As of June 20, 2004, the Company knows of no person who owned more than five (5%) of the outstanding shares of each class of the Company's voting securities. The following tables set forth the total shares owned by the officers and directors as a group as of June 20, 2004:


                                                     Number of Shares of                  Percent of
       Name                                          Common Stock Owned                     Class
       ----                                          -------------------                  ----------

       All Officers and Directors as a Group
       (8 persons)                                      2,050,615                              5.91%


B.       Related Party Transactions

     In June 1990, the Company entered into an agreement with Oniva International Services Corp. ("Oniva"). Pursuant to the agreement, the Company paid Oniva for providing administrative, accounting and shareholder relation services, an amount equal to twenty percent (20%) of Oniva's overhead expenses and 100% of the actual expenditures paid by Oniva on behalf of the Company. On October 1, 1997, Oniva and the Company entered into a new administrative services contract whereby Oniva will provide general office administrative and secretarial services, provide booking services; meet with the Company's professional representatives; provide shareholder relation services; and provide interim or bridge financing provided that Oniva's financial condition, as determined by Oniva in its sole discretion, allows for such financing. For its services, the Company shall pay Oniva 20% of Oniva's office overhead expenses, 100% of Oniva's out-of-pocket expenses, and a fee equal to 10% of the total sum paid by the Company to Oniva. The administrative services contract had an initial term of one year and is automatically renewed unless terminated by the Company by giving one-month notice prior to the expiration date. Oniva has four shares issued in trust with Messrs. Wolfin and Calvert on behalf of the Company and three other companies. Messrs. Wolfin and Calvert are the only directors of Oniva. For fiscal years 2004, 2003 and 2002, the Company paid Oniva an aggregate of $107,393, $63,192 and $35,191, respectively.

     Under a Management Consulting Agreement dated February 1, 1996, between the Company and Frobisher Securities Inc., a private company controlled by the director and former president of the Company, Louis Wolfin, the Company pays Frobisher a remuneration of $5,000 per month plus out of pocket expenses. On March 31, 2002, the agreement was terminated.

     On April 1, 2002, the Company entered into a Consulting Agreement with Wear Wolfin Designs Ltd. ("Wear Wolfin") pursuant to which the Company has agreed to pay Wear Wolfin $5,000 per month for a term of three (3) years. On September 1, 2002, this agreement was amended to provide for $90,000 per annum. Wear Wolfin is a non-reporting British Columbia company controlled by the family of Matt Wayrynen, the president and director of the Company. The agreement may be terminated by either party on 30 days notice. For fiscal year 2004, the Company paid Wear Wolfin an aggregate of $90,000.

     As of January 31, 2004, the Company was owed $28,003 (compared to $33,003 in 2003) from companies with common directors and management.

     The Company also uses the services provided by a private company owned by the secretary of the Company which charges the Company for office premises, accounting, general corporate and administrative services.

     Also during the year the Board approved payment of $2,500 to a private company, Inter-mark Capital Ltd., controlled by a Director for financial consulting.

C.       Interest of Experts and Counsel.

         Not Applicable.

Item 8.  Financial Information

A.       Consolidated Statements and Other Financial Information

     The following financial statements of the Company are attached to this Annual Report:

o        Auditors Report.
o        Consolidated Balance Sheet for years ended January 31, 2004, 2003 and
         2002.
o Consolidated Statement of Operations and Deficit for the years ended January 31, 2004, 2003 and 2002.
o Consolidated Statement of Cash flows for the years January 31, 2004, 2003 and 2002.
o Consolidated Statement of Mineral Properties for the years January 31, 2004, 2003 and 2002.
o Notes to Consolidated Financial Statements for the years January 31, 2004, 2003 and 2002.

Dividend Policy
---------------

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

     As of June 30, 2004, there were 335 record holders in the United States holding 15.28% of the Company's outstanding common stock representing approximately 83.75% of the total shareholders. The Company's Common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common stock.

     The high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company' common stock and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, subsequent period, and for each quarter for the last two fiscal years.


                                                      TSX Venture
                                                      Exchange                    OTC Bulletin Board
                                                      (Canadian Dollars)          (United States Dollars)

Last Six Months                                          High         Low           High            Low
---------------                                          ----         ---           ----            ---

June 2004                                                .35          .29            .27            .17

May 2004                                                 .30          .26            .22            .19

April 2004                                               .36          .25            .26            .20

March 2004                                               .37          .29            .29            .22

February 2004                                            .43          .34            .33            .25

January 2004                                             .55          .385           .42            .27



Subsequent Period
-----------------

First Quarter ended April 30, 2004                       .43          .25            .33            .20


2002-2003                                                High         Low           High            Low
---------                                                ----         ---           ----            ---

Fourth Quarter ended January 31, 2004                    .68          .17            .48            .10

Third Quarter ended October 31, 2003                     .27          .15            .20            .09

Second Quarter ended July 31, 2003                       .44          .19            .33            .13

First Quarter ended April 30, 2003                       .33          .14            .24            .09

2003-2004                                                High         Low           High            Low
---------                                                ----         ---           ----            ---

Fourth Quarter ended January 31, 2004                    .61          .33            .45            .23

Third Quarter ended October 31, 2003                     .40          .29            .30           .215

                                                      TSX Venture
                                                      Exchange                    OTC Bulletin Board
                                                      (Canadian Dollars)          (United States Dollars)

Second Quarter ended July 31, 2003                       .38          .21            .28           .165

First Quarter ended April 30, 2003                       .41          .25            .28            .17


Last Five Fiscal Years                                   High         Low           High            Low
----------------------

2004 Annual                                              .61          .25            .45            .20

2003 Annual                                              .68          .14            .48            .09

2002 Annual                                              .38          .12            .25            .08

2001 Annual                                              .39          .13            .30            .08

2000 Annual                                              1.25         .23             *              *

* Unable to obtain information during this period.

B.       Plan of Distribution

         Not Applicable.

C.       Markets

     The Company's common stock is listed in TSX Venture Exchange under the symbol "CLH.V" and in the United States on the National Association of Securities Dealers OTC Bulletin Board under the symbol "CLHVF."

D.       Selling Shareholders

         Not Applicable.

E.       Dilution

         Not Applicable.

F.       Expenses of the Issue.

         Not Applicable.

Item 10.  Additional Information

A.       Share Capital

     The Company has 100,000,000 common shares authorized, without par value, of which 43,616,855 shares were issued and outstanding as of January 31, 2004.

     Each of the common shares has equal dividend, liquidation and voting rights. Voters of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends when declared by the Board from funds legally available therefore. The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and non-assessable.

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

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2004 is any amount in excess of $137 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

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

     Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") (described below), or (ii) marks the stock to market (described below), the following rules apply:

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

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Report

     The Board of Directors determined that Mr. William Glasier is qualified as an Audit Committee Financial Expert. Mr. William Glasier is independent as determined by the NASD listing standards.

Item 16B.  Code of Ethics

     The Company has not adopted a code of ethics. The President is forming a committee to advise on the content of the code prior to presentation to the Board for adoption.

Item 16C.  Principal Accountant Fees and Services

     The independent auditor for the last two fiscal years was Ellis Foster, Chartered Accountants.

Audit Fees

     The aggregate fees billed by Ellis Foster for professional services rendered for the audit of the Company's annual financial statements on Form 20-F for the fiscal year ended January 31, 2003 was $20,763 and January 31, 2004 was $19,945.

Audit-Related Fees

     The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for the year ended January 31, 2003 were nil and January 31, 2004 was nil.

Tax Fees

     The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended January 31, 2003 was $1,650 and January 31, 2004 was $1,300. The services comprising these fees include compliance service with respect to Canadian filings and lend assistance to U.S. tax preparers.

All Other Fees

     The aggregate fees billed for all other professional services rendered by the Company's independent auditors for the fiscal year ended January 31, 2003 was $3,900 and January 31, 2004 was $250.

     The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2004. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

         Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
           Purchasers

         None.
                                    Part III

Item 17.  Financial Statements

     The following Financial Statements pertaining to the Company are filed as part of this annual report:

         Auditors' Report..........................................F-1
         Consolidated Balance Sheets...............................F-2
         Consolidated Statement of Operations......................F-3
         Consolidated Statement of Cash Flows......................F-4
         Consolidated Statements of Mineral Properties.............F-5
         Notes to Financial Statements.............................F-7 thru F-30

Item 18.  Financial Statements

         See Item 17.

Item 19.  Exhibits


Exhibit Number             Name
--------------             -----

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

Dated:   August 11, 2004               CORAL GOLD CORP.


                                       By: /s/ Matt Wayrynen
                                          -------------------------------------
                                          Matt Wayrynen, Chief Executive Officer

                                CORAL GOLD CORP.

                       Consolidated Financial Statements
                        January 31, 2004, 2003 and 2002
                             (In Canadian Dollars)



                                     Index
                                     -----

                          Independent Auditors' Report

                          Consolidated Balance Sheets

               Consolidated Statements of Operations and Deficit

                     Consolidated Statements of Cash Flows

                 Consolidated Statements of Mineral Properties

                   Notes to Consolidated Financial Statements

ELLIS FOSTER
  CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
Website:  www.ellisfoster.com
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

CORAL GOLD CORP.

We have audited the consolidated balance sheets and the consolidated statements of mineral properties of Coral Gold Corp. ("the Company") as at January 31, 2004, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presented fairly, in all material respects, the consolidated financial position of the company as at January 31, 2004, 2003 and 2002 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles. Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders' equity at January 31, 2004, 2003 and 2002 and the determination of net loss for each of the years in the three-year period ended January 31, 2003 are summarized in note 14.


Vancouver, Canada                                          "ELLIS FOSTER"
May 11, 2004                                               Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as that referred to in the attached consolidated balance sheets as at January 31, 2004, 2003 and 2002 and described in note 1 to the financial statements. Furthermore, U.S. reporting standards require auditors to provide an explanatory paragraph outlining the changes in accounting principles that have been implemented in the consolidated financial statements.

Our report to the shareholders dated May 11, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty nor is it permissible to outline changes in accounting principles in the independent auditors' report when these issues are adequately disclosed elsewhere in the financial statements.


Vancouver, Canada                                          "ELLIS FOSTER"
May 11, 2004                                               Chartered Accountants

EF              A partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
       - members in principal cities throughout the world

CORAL GOLD CORP.

Consolidated Balance Sheets
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

----------------------------------------------------------------------------------------------------------------------------
                                                                        2004                  2003                    2002
----------------------------------------------------------------------------------------------------------------------------

ASSETS

Current
  Cash and cash equivalents                               $        2,567,156     $         336,034       $          73,629
  Advances receivable                                                 56,545                37,287                 440,519
  Marketable securities                                               57,359                57,359                  80,045
  Prepaid expenses                                                    10,976                    -                    1,500
  Share subscriptions receivable                                      70,645                    -                        -
----------------------------------------------------------------------------------------------------------------------------

Total current assets                                               2,762,681               430,680                 595,693

Investment securities (note 4)                                        72,575                91,582                  91,582

Equipment (note 5)                                                     5,678                 3,419                       -

Mineral properties (note 6)                                        7,574,347             7,159,261               5,877,029

Reclamation deposit (note 7)                                         551,719             1,203,152                       -
----------------------------------------------------------------------------------------------------------------------------

Total assets                                              $       10,967,000     $       8,888,094       $       6,564,304
============================================================================================================================

LIABILITIES

Current
  Accounts payable and accrued liabilities                $           78,347     $         230,766       $          37,250
  Advances payable                                                    82,748               156,733                 121,845
----------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                    161,095               387,499                 159,095
----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Subscriptions received in advance (note 8)                           791,720                    -                  100,000

Share capital (note 9)                                            29,646,238            27,379,052              24,427,667

Deficit (note 9)                                                 (19,632,053)          (18,878,457)            (18,122,458)
----------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                        10,805,905             8,500,595               6,405,209
----------------------------------------------------------------------------------------------------------------------------

Commitment (note 10)

Total liabilities and shareholders' equity                $       10,967,000     $       8,888,094       $       6,564,304
============================================================================================================================

The accompanying notes form an integral part of these financial statements.

CORAL GOLD CORP.

Consolidated Statements of Operations and Deficit
Years Ended January 31, 2004, 2003, and 2002
(In Canadian Dollars)

------------------------------------------------------------------------------------------------------------------------------
                                                                       2004                     2003                    2002
------------------------------------------------------------------------------------------------------------------------------

Revenue
  Interest income                                          $         15,184        $          10,926      $            1,140
------------------------------------------------------------------------------------------------------------------------------

Expenses
  Consulting fees                                                    29,262                   29,622                  64,663
  Directors fees                                                     24,000                   11,500                       -
  Investor relations and shareholder information                    143,217                  101,614                  20,769
  Legal and accounting                                               80,571                  110,595                  32,721
  Listing and filing fees                                            43,626                   20,364                   2,968
  Management fees                                                    90,000                   84,500                       -
  Office and miscellaneous                                          119,556                   70,209                  69,145
  Salaries and benefits                                              55,437                   45,245                  36,711
  Transfer agent fees                                                11,437                   11,253                   7,772
  Travel                                                             43,396                   53,991                   9,322
------------------------------------------------------------------------------------------------------------------------------

                                                                    640,502                  538,893                 244,071
------------------------------------------------------------------------------------------------------------------------------

Operating loss                                                     (625,318)                (527,967)               (242,931)

Other items
  Foreign exchange gain (loss)                                     (140,623)                   1,994                  32,738
  Gain realized on disposition of
    option on property                                                    -                  155,823                       -
  Recovery (writedown) of advances receivable                        36,320                 (352,774)                      -
  Writedown of equipment                                                  -                        -                 (16,335)
  Writedown of investment                                           (19,007)                       -                       -
  Writedown of mineral properties                                    (4,968)                 (10,389)               (805,385)
  Writedown of marketable securities                                      -                  (22,686)                (96,488)
------------------------------------------------------------------------------------------------------------------------------

Loss for the year                                                  (753,596)                (755,999)             (1,128,401)

Deficit, beginning of year                                      (18,878,457)             (18,122,458)            (16,994,057)
------------------------------------------------------------------------------------------------------------------------------

Deficit, end of year                                       $    (19,632,053)       $     (18,878,457)     $      (18,122,458)
==============================================================================================================================

Basic and diluted:
  Loss per share                                           $          (0.03)       $           (0.03)     $           (0.05)
==============================================================================================================================

Weighted average number of
  common shares outstanding                                      36,863,984               28,054,334              20,959,133
==============================================================================================================================

The accompanying notes form an integral part of these financial statements.

CORAL GOLD CORP.

Consolidated Statements of Cash Flows
Years Ended January 31, 2004, 2003, and 2002
(In Canadian Dollars)

------------------------------------------------------------------------------------------------------------------------------
                                                                           2004                  2003                   2002
------------------------------------------------------------------------------------------------------------------------------

Cash flows from (used in)
  operating activities
  Loss for the year                                            $       (753,596)     $       (755,999)     $      (1,128,401)
  Adjustments for items not involving cash:
  - amortization                                                            684                     -                      -
  - writedown of equipment                                                    -                     -                 16,335
  - writedown of investment                                              19,007                     -                      -
  - writedown of mineral properties                                       4,968                10,389                805,385
  - writedown of marketable securities                                        -                22,686                 96,488
  - writedown (recovery) of advances receivable                         (36,320)              352,774                      -
  - gain realized on disposition of
      option on property                                                      -              (155,823)                     -
------------------------------------------------------------------------------------------------------------------------------

                                                                       (765,257)             (525,973)              (210,193)
  Change in non-cash working capital:
  - (increase) decrease in advances receivable                          (19,258)               50,458               (168,781)
  - (increase) decrease in prepaid expenses                             (10,976)                1,500                 (1,500)
  - increase in share subscription receivable                           (70,645)                    -                      -
  - increase (decrease) in accounts payable
      and accrued liabilities                                          (152,419)              193,516                (26,370)
  - increase (decrease) in advances payable                             (73,985)               34,888                106,581
  - increase (decrease) in subscription received
      in advance                                                        791,720              (100,000)               100,000
------------------------------------------------------------------------------------------------------------------------------

                                                                       (300,820)             (345,611)              (200,263)
------------------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) investing activities
  Mineral properties acquisition and
     exploration expenditures                                          (420,054)           (1,195,479)              (232,275)
  Proceeds from sale of mineral
    property interest                                                         -                58,681                      -
  Purchase of equipment                                                  (2,943)               (3,419)                     -
  Advances receivable recovered                                          36,320                     -                      -
  Reclamation deposit                                                   651,433            (1,203,152)                     -
------------------------------------------------------------------------------------------------------------------------------

                                                                        264,756            (2,343,369)              (232,275)
------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
  Issuance of shares for cash, net                                    2,267,186             2,951,385                482,000
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
  and cash equivalents                                                2,231,122               262,405                 49,462

Cash and cash equivalents,
  beginning of year                                                     336,034                73,629                 24,167
------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
  end of year                                                  $      2,567,156      $        336,034      $          73,629
==============================================================================================================================

The accompanying notes form an integral part of these financial statements.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------


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

2.   Change in Accounting Policy

     During the fourth quarter of fiscal year 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook, Section 3870 ("CICA 3870"), Stock-based compensation and other stock-based payments, which establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

     Section 3870 provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected prospective application and the fair value based method of accounting is adopted for all types of award previously not accounted for at fair value.

     The change of accounting policy has no cumulative effect on the prior year financial statements. Also, there was no impact in the first three (3) quarters of fiscal year 2004 as a result of the accounting policy change.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

3.   Significant Accounting Policies

     The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles, within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

     (a) Basis of Consolidation

     These consolidated financial statements includes the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California. Significant inter-company accounts and transactions have been eliminated.

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

     (c) Mineral Properties

     The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off and do not necessarily represent present or future values.

     If the properties are put into commercial production, the expenditures will be depleted based upon the proven reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

3.       Significant Accounting Policies   (continued)

         (c)   Mineral Properties   (continued)

               In the event that reserves are determined, the carrying values of mineral interests, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimates and may result in future writedowns of capitalized property carrying values.

               Management has determine each property to be a cost centre.

         (d)   Investment Securities

               The investments in Mill Bay Ventures Inc. (formerly First International Metals Corp.) and Levon Resources Ltd. are carried at cost. They will be written down to their net realizable value if and when it has been determined that a permanent impairment to their value has occurred.

         (e)   Fair Value of Financial Instruments

               The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, advances receivable, share subscriptions receivable, accounts payable and accrued liabilities, subscriptions received in advance and advances payable. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

         (f)   Foreign Currency Translations

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

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

3.       Significant Accounting Policies   (continued)

         (g)   Use of Estimates

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

         (h)   Impairment of Long-term Assets

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

         (i)   Earnings (Loss) per Share

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

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

3.       Significant Accounting Policies   (continued)

         (j)   Income Taxes

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

         (k)   Flow-Through Shares

               The Company finances a portion of its exploration programs with flow-through common share issues. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

         (l)   Intangible Assets

               Effective February 1, 2002, the Company adopted the recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, prospectively. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

               The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

4.       Investment Securities

         -----------------------------------------------------------------------------------------------------------
                                                                                  2004          2003          2002
         -----------------------------------------------------------------------------------------------------------

         Levon Resources Ltd.
              400,000 common shares                                          $  60,089    $   79,096    $   79,096

         Mill Bay Ventures Inc.
         (formerly First International Metals Corp.)
              72,495 common shares                                              12,486        12,486        12,486
         -----------------------------------------------------------------------------------------------------------

                                                                             $  72,575    $   91,582    $   91,582
         ===========================================================================================================

         Levon Resources Ltd. and Mill Bay Ventures Inc. (formerly First  International  Metals Corp.) are related to the Company by way of common management and directors.

5.       Equipment

         ----------------------------------------------------------------------------------------------------------
                                                           2004                                2003             2002
                                        -------------------------------------------    -------------     -----------
                                               Cost       Accumulated     Net Book         Net Book         Net Book
                                                         Amortization        Value            Value            Value
         -----------------------------------------------------------------------------------------------------------

         Computer hardware                   $5,926             $ 684       $5,242           $3,419             $  -
         Equipment                              436                 -          436                -                -
         -----------------------------------------------------------------------------------------------------------

                                                                $ 684                        $3,419             $  -
         ===========================================================================================================

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

6.       Mineral Properties

         (a)   Robertson Property

               The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to NSR's ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is recorded under three separate claims groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Norma Sass/Ruff Claims (66.67% owned).

               (i)  Carve-out Claims - 39% carried interest

                    By an Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. ("Amax") an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company could elect to have the 51% of its interest reverted to a 39% carried interest.

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

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

6.       Mineral Properties  (continued)

         (a)   Robertson Property (continued)

               (ii) Ruff/Norma Sass - 66.67% owned (continued)

                    By an Option Agreement dated December 4, 2002 the Company granted Goldfranchise Corporation ("Goldfranchise") an Option to acquire a 33 1/3% interest in the Ruff/Norma Sass claims. In order to earn the interest, Goldfranchise must:

                    a) Pay to Coral US$38,391.50;

                    b) Incur minimum  expenditures on the Property in the amount of US $300,000, of which $100,000 on or before December 4, 2003, and the balance of $200,000 on or before December 4, 2004.

                    c) Pay to Coral 33 1/3% of all  land  fees,  taxes,  advance royalties required to keep the claims in good standing.

              (iii) Core claims - 100% owned

                    By an Option Agreement dated January 31, 1999 the Company granted Placer Dome Inc. an option to acquire up to a 70% interest in the entire Robertson Property's, 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer's guarantee. Subsequent to January 31, 2004, the Company replaced the guarantee by posting a cash bond (note 7).

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

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

6.       Mineral Properties  (continued)

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

               Ownership in mineral properties involves certain inherent risks due to the difficulties in determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its properties is in good standing.

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

          During the year, a revised Reclamation Plan for the purposes of reducing the performance bond was approved by the Bureau of Land Management (the "Bureau"), reducing the required deposit to $551,719 (US$406,000).

          Coral Resources Inc., as principal placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

8.        Subscriptions Received in Advance

          During 2004, the Company received $766,720 towards private placements of 2,500,000 units. Each unit consisted of one common share and a share purchase warrant entitling the investor to purchase an additional common share in the Company at a price of $0.48 and $0.55, respectively, on or before January 15, 2006 (notes 13(a) and 13(b)).

          The Company has also received $25,000 towards the exercising of stock options and the issuance of 100,000 common shares.

9.        Share Capital and Deficit

          Authorized: 50,000,000 common shares without par value.

         Issued:

         -----------------------------------------------------------------------------------------------------------
                                                                     Shares              Amount            Deficit
         -----------------------------------------------------------------------------------------------------------

         Balance, January 31, 2001                               20,018,100         $23,945,667       $(16,994,057)
           2002 share issuances for cash:
               Private placements                                 2,093,000             482,000                  -
           2002 loss                                                      -                   -         (1,128,401)
         ----------------------------------------------------------------------------------------------------------

         Balance, January 31, 2002                               22,111,100          24,427,667        (18,122,458)
           2003 share issuances for cash:
               Private placements                                 8,297,396           2,078,178                  -
               Exercise of warrants                               4,161,442           1,091,368                  -
               Exercise of stock options                            140,000              35,000                  -
               Stock issuance costs                                       -            (253,161)                 -
           2003 loss                                                      -                   -           (755,999)
         ----------------------------------------------------------------------------------------------------------

         Balance, January 31, 2003                               34,709,938          27,379,052        (18,878,457)
           2004 share issuances for cash:
               Private placements                                 7,218,817           1,897,068                  -
               Exercise of warrants                               1,493,100             357,368                  -
               Exercise of stock options                            195,000              48,750                  -
               Share issuance costs                                       -             (36,000)                 -
           2004 loss                                                      -                   -           (753,596)
         ----------------------------------------------------------------------------------------------------------

         Balance, January 31, 2004                               43,616,855         $29,646,238       $(19,632,053)
         ==========================================================================================================


         (a)   At January 31, 2004,  the following  director and employee  stock
               options  are   outstanding   enabling   the  holders  to  acquire
               additional common shares as follows:

                  --------------------------------------------------------------------------------------------------
                        Number of Shares                Exercise Price          Expiry Date
                  --------------------------------------------------------------------------------------------------

                           1,732,500                         $0.25              September 5, 2005
                  --------------------------------------------------------------------------------------------------

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

9.       Share Capital and Deficit   (continued)

         (b) At January 31, 2004, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

                  --------------------------------------------------------------------------------------------------
                        Number of Shares                Exercise Price          Expiry Date
                  --------------------------------------------------------------------------------------------------

                            3,648,854                        $0.40              June 21, 2004
                            2,044,250                        $0.36              November 17, 2005
                            1,029,567                        $0.39              December 19, 2005
                            4,145,000                        $0.31              October 12, 2005
                  ------------------------------

                  ==============================

                  The Company has granted founders, directors and certain employees stock options. Stock option activity is summarized as follows:

                 ---------------------------------------------------------------------------------------------------
                                                                                                            Average
                                                                                                           Exercise
                                                                                        Number                Price
                                                                                     of Shares               (Cdn$)
                 ---------------------------------------------------------------------------------------------------

                 Balance outstanding, January 31, 2001                               1,317,500              $0.27

                 2002   -- Granted                                                      65,000               0.25
                        -- Expired                                                    (105,000)              0.25
                 ---------------------------------------------------------------------------------------------------

                 Balance outstanding, January 31, 2002                               1,277,500               0.27

                 2003   - Granted                                                      750,000               0.25
                 ---------------------------------------------------------------------------------------------------

                 Balance outstanding, January 31, 2003                               2,027,500               0.25

                 2004  -  Cancelled                                                   (100,000)              0.25
                 2004  -- Exercised                                                   (195,000)              0.25
                 ---------------------------------------------------------------------------------------------------

                 Balance outstanding, January 31, 2004                               1,732,500              $0.25
                 ===================================================================================================


                 ---------------------------------------------------------------------------------------------------
                                        Options Outstanding                                 Options Exercisable
                 -------------------------------------------------------------------    ----------------------------
                       Exercise Price           Number        Weighted     Weighted            Number      Weighted
                                                               Average
                                                             Remaining      Average                         Average
                                                           Contractual     Exercise                        Exercise
                                           Outstanding     Life (yrs.)        Price       Exercisable         Price
                 ---------------------------------------------------------------------------------------------------

                        $0.25                1,732,500            0.60        $0.25         1,732,500         $0.25
                 ===================================================================================================

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

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

          A total of $107,393  (2003 - $63,192;  2002 - $35,191)  was charged to operations in relation to the cost sharing agreement.

11.       Related Party Transactions

          Related party transactions not disclosed elsewhere in the financial statements are as follows:

          (a)  Advances  receivable  include  $28,003  (2003 -  $33,003;  2002 -
               $415,156) due from companies and/or a joint venture with common management and common directors.

          (b)  Consulting  fees of $22,500  (2003 - $nil;  2002 - $60,000)  were paid to a company owned by a director.

          (c)  Management  fees of $90,000  (2003 -  $74,500;  2002 - $nil) were paid to a company owned by a director.

          (d)  Directors'  fees of $24,000  (2003 -  $11,500;  2002 - $nil) were paid to directors of the Company.

          (e) An allowance in the amount of $209,840 has been accrued in respect of advances made to a Company with common management.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

12.      Income Taxes

         The components of the future income tax assets are as follows:

         -----------------------------------------------------------------------------------------------------------
                                                                       2004                2003                2002
         -----------------------------------------------------------------------------------------------------------

         Future income assets:
           Non-capital loss carry-forwards                $       2,877,000   $       2,983,000   $       3,099,000
           Earned depletion base                                     82,000              77,000              81,000
           Unused cumulative Canadian exploration
               expenses                                              13,000              13,000              12,000
           Unused cumulative Canadian development
               expenses                                             813,000             764,000             805,000
         -----------------------------------------------------------------------------------------------------------

         Less:  valuation allowance                              (3,785,000)         (3,837,000)         (3,997,000)
         -----------------------------------------------------------------------------------------------------------

         Net future income assets                         $        -          $        -          $        -
         ===========================================================================================================

         The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

         At January 31, 2004, the Company had, for Canadian tax purposes, operating losses aggregating approximately $2.640,000.

         These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

                                 ----------------------------------------------------

                                 2005                             $           422,000
                                 2006                                         341,000
                                 2007                                         400,000
                                 2008                                         223,000
                                 2009                                         211,000
                                 2010                                         477,000
                                 2011                                         566,000
                                 ----------------------------------------------------

                                                                  $
                                 ====================================================

         The net operating losses available to offset revenues of the US operations are approximately US$3,300,000 and expire at various times through 2016.

13.      Subsequent Events

         (a) Subsequent to January 31, 2004, the Company closed a non-brokered private placement with the issuing of 1,000,000 common shares at a price of $0.36 and 1,000,000 share purchase warrants with the right to purchase one (1) common share for each warrant issued at a price of $0.48 for a two-year period.

         (b) Subsequent to January 31, 2004, the Company closed a non-brokered private placement with the issuing of 1,500,000 common shares at a price of $0.44 and 1,500,000 share purchase warrants with the right to purchase one (1) common share for each warrant issued at a price of $0.55 for a two-year period.

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

          For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

          (a)   Reconciliation of Consolidated Balance Sheet items:

                o  Reconciliation of Total Assets and Liabilities

                  --------------------------------------------------------------------------------------------------
                                                                       2004                2003               2002
                  --------------------------------------------------------------------------------------------------

                  Total assets per CDN GAAP                $     10,967,000    $      8,888,094   $      6,564,304

                  Deferred exploration expenditures, net         (6,772,388)         (6,357,302)        (5,075,070)

                  Unrealized loss on marketable
                     securities                                      70,946              45,406                  -

                  Unrealized loss on investment
                     securities                                      19,007                   -                  -
                  --------------------------------------------------------------------------------------------------

                  Total assets per US GAAP                 $      4,284,565    $      2,576,198   $      1,489,234
                  ==================================================================================================

                  Total liabilities per CDN GAAP           $        161,095    $        387,499   $        159,095
                  ==================================================================================================

                  Total liabilities per US GAAP            $        161,095    $        387,499   $        159,095
                  ==================================================================================================

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

14. Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

         o Reconciliation of Deficit under U.S. GAAP

--------------------------------------------------------------------------------------------------
                                                     2004                2003                2002
--------------------------------------------------------------------------------------------------

Deficit end of year per CDN GAAP         $    (19,632,053)   $    (18,878,457)   $    (18,122,458)

Stock compensation expense                        (60,000)            (60,000)                  -

Deferred exploration expenditures, net         (6,772,388)(        (6,357,302)         (5,075,070)

Unrealized foreign exchange (gain) loss           113,642             (26,981)            (24,987)

Unrealized loss on marketable
   securities                                     119,174             119,174              96,488

Unrealized loss on investment
   securities                                      19,007                   -                   -
--------------------------------------------------------------------------------------------------

Deficit end of year per US GAAP          $    (26,212,618)   $    (25,203,566)   $    (23,126,027)
==================================================================================================

(b) Reconciliation of Consolidated Statement of Income items:

                  Reconciliation of Net Loss under U.S. GAAP

                                               Year ended        Year ended            Year ended
                                              January 31,       January 31,           January 31,
                                                     2004              2003                  2002
--------------------------------------------------------------------------------------------------

Net loss for the year per CDN GAAP       $      (753,596)    $      (755,999)    $     (1,128,401)

Deferred exploration expenditures               (420,054)         (1,351,302)            (196,909)

Stock based compensation expense                       -             (60,000)                   -

Writedown of deferred exploration
   expenditures                                    4,968              10,389               70,019

Unrealized foreign exchange (gain)
   loss                                          140,623              (1,994)             (32,738)

Change in unrealized (gain) loss of
   marketable securities                               -              22,686               96,488

Unrealized loss on investment security            19,007                   -                    -

Proceeds of interest disposed of                       -              58,681                    -
--------------------------------------------------------------------------------------------------

Net loss for the year per U.S. GAAP      $    (1,009,052)    $    (2,077,539)    $     (1,191,541)
==================================================================================================

(c) Loss Per Share U.S. GAAP

                  --------------------------------------------------------------------------------------------------
                                                                 Year Ended          Year Ended          Year Ended
                                                                January 31,         January 31,         January 31,
                                                                       2004                2003                2002
                  --------------------------------------------------------------------------------------------------

                  Earnings (Loss) Per Share
                    - basic and diluted                    $         (0.03)    $         (0.07)   $          (0.06)
                  ==================================================================================================

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002

---------------------------------------------------------------------------------------------------------------------

(In Canadian Dollars)


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

               Under US GAAP, a statement of changes in shareholders' equity and comprehensive income in the following format would form a part of the annual financial statement:

               Consolidated Statement of Changes in Shareholders' Equity


------------------------------------------------------------------------------------------------------------------------------------


                                                                                                   Accumulated
                                                                                                      Other
                             Share Capital                                Compre-                    Compre-       Total
                        -----------------------   Share      Additional   hensive     Retained       hensiv        Share-
                        Number of                  Sub-       Paid In      Income     Earnings       Income        holders'
                          Shares       Amount    scriptions    Capital     (Loss)     (Deficit)      (Loss)       Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance forward,
 January 31, 2001       20,018,100  $23,945,667  $      -    $     -      $      -   $(21,934,486) $ (7,751)   $2,003,430

Share subscriptions              -            -    100,000         -             -              -         -       100,000
Issuance of shares
 (see Note 9)            2,093,000      482,000         -          -             -              -         -       482,000
Components of
 comprehensive income:
 - net income (loss)             -            -         -          -     (1,191,541)   (1,191,541)        -    (1,191,541)
 - change in
   unrealized gain
   (loss) of marketable
   securities                    -            -         -          -        (96,488)           -    (96,488)      (96,488)
 - foreign currency gain
   (loss)                        -            -         -          -         32,738            -     32,738        32,738
------------------------------------------------------------------------------------------------------------------------------------

                                                                        $(1,255,291)
                                                                        ============

Balance,
 January 31, 2002       22,111,100  $24,427,667  $ 100,000   $     -                 $(23,126,027) $(71,501)   $1,330,139
------------------------------------------------------------------------------------------------------------------------------------

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002

---------------------------------------------------------------------------------------------------------------------

(In Canadian Dollars)


14. Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

         (d)      Comprehensive Income  (continued)

                  Consolidated Statement of Changes in Shareholders' Equity  (continued)


--------------------------------------------------------- --------------------------------------------------------------------------



                                                                                                          Accumulated
                                                                                                           Other
                                    Share Capital                                 Compre-                 Compre-     Total
                              -----------------------      Share     Additional   hensive    Retained     hensive     Share-
                              Number of                     Sub-       Paid In    Income     Earnings      Income     holders'
                               Shares        Amount      scriptions    Capital    (Loss)    (Deficit)      (Loss)     Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance forward,
 January 31, 2002             22,111,100   $24,427,667  $ 100,000     $       -   $      -  $(23,126,027)  $(71,501)   $1,330,139

Share subscriptions                    -             -   (100,000)            -          -             -          -      (100,000)
Issuance of shares
 (see Note 9)                 12,598,838     2,951,385          -             -          -             -          -     2,951,385
Stock-based
 compensation expense                  -             -          -        60,000          -             -          -        60,000
Components of
 Comprehensive income:
- net income (loss)                    -             -          -             -  (2,077,539)  (2,077,539)         -    (2,077,539)
    - change in unrealized
      gain (loss) of
      marketable securities            -             -          -             -      22,720            -     22,720        22,720
- foreign currency gain
  (loss)                               -             -          -             -       1,994            -      1,994         1,994
------------------------------------------------------------------------------------------------------------------------------------

                                                                                $(1,897,002)
                                                                                ============

Balance,
 January 31, 2003             34,709,938    27,379,052          -        60,000              (25,203,566)   (46,787)   $2,188,699

Share subscriptions                    -             -    791,720             -                        -          -       791,720
Issuance of shares
 (see Note 9)                  8,906,917     2,267,186          -             -                        -          -     2,267,186
Components of
 comprehensive income:
- net income (loss)                    -             -          -             -  (1,009,052)  (1,009,052)         -    (1,009,052)
- change in unrealized
  gain (loss) of
  marketable securities                -             -          -             -      25,540            -     25,540        25,540
- foreign currency gain
  (loss)                               -             -          -             -    (140,623)           -   (140,623)     (140,623)
------------------------------------------------------------------------------------------------------------------------------------

                                                                               $ (1,124,135)
                                                                               =============

Balance,
 January 31, 2004             43,616,855   $29,646,238   $791,720       $60,000             $(26,212,618) $(161,870)   $4,123,470
====================================================================================================================================

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

(In Canadian Dollars)



14. Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

         (e)  Supplemental Financial Information

              o        Reconciliation of Cash Flows Under U.S. GAAP

                         Cash Flows from Operating Activities

                 ---------------------------------------------------------------------------------------------------
                                                                      2004                2003               2002
                 ---------------------------------------------------------------------------------------------------

                 Cash provided by (used in) operating
                    activities per CDN GAAP                  $    (300,820)     $     (345,611)     $    (200,263)

                 Deferred exploration expenditures                (420,054)         (1,195,479)           (96,909)

                 Proceeds of interest disposed of                        -              58,681                  -
                 ---------------------------------------------------------------------------------------------------

                 Cash provided by (used in) operating
                    activities per US GAAP                   $    (720,874)     $   (1,482,409)     $    (297,172)
                 ===================================================================================================

                         Cash Flows from Investing Activities

                 ---------------------------------------------------------------------------------------------------
                                                                      2004                2003               2002
                 ---------------------------------------------------------------------------------------------------

                 Cash provided by (used in) investing
                    activities per CDN GAAP                  $     264,756      $   (2,343,369)     $    (232,275)

                 Deferred exploration expenditures                 420,054           1,195,479             96,909

                 Proceeds from sale of mineral interest                  -             (58,681)                 -
                 ---------------------------------------------------------------------------------------------------

                 Cash provided by (used in) investing
                    activities per US GAAP                   $     684,810      $   (1,206,571)     $    (135,366)
                 ===================================================================================================

         (f)   Recent account pronouncements

               In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. We do not expect the implementation of SFAS No. 149 to have a material impact on these consolidated financial statements.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------
(In Canadian Dollars)


14. Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

         (f)  Recent account pronouncements (continued)

               In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the implementation of SFAS No. 150 to have a material impact on these consolidated financial statements.

               In December 2003, FASB issued SFAS 132(R), a revision to SFAS No. 132, Employers' Disclosure About Pensions and Other Postretirement Benefits. SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flow and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) did not impact these consolidated financial position or results of operations.

               In a December 11, 2003 speech at the American Institute of Certified Public Accountants, the Securities and Exchange
               Commission ("SEC") expressed the opinion that rate-lock commitments represent written put options, and therefore should be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally, the SEC recently issued Staff Accounting Bulletin No. 105 ("SAB No. 105") which clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The Company has not yet determined the impact on the financial statements of SAB No. 105, which must be implemented for loan commitments entered into on or after April 1, 2004. The Company is currently analyzing the impact of the SEC's position and will, if required, account for its loan origination commitments as presecribed.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------
(In Canadian Dollars)

14. Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

         (g)   Stock options

               In 1995 FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation", which contains a fair value-based method for valuing stock-based compensation that entities may use. This measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. For U.S. GAAP purposes management accounts for options under Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees", under which no compensation is recognized in connection with options granted to employees and directors except if options are granted at a strike price below fair value of the underlying stock. If the alternative accounting-related provisions of SFAS No. 123 had been adopted as of the beginning of 1996, the effect on 2001 U.S. GAAP net loss per share would have been immaterial.

               In fiscal year 2002, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; dividend yield 0%; volatility of 80%; and 4.59 years of expected lives. The weighted average fair value of options granted in 2002 is $0.25.

               In fiscal year 2003, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; dividend yield 0%; volatility of 98%; and 3.41 years of expected lives. The weighted average fair value of options granted in 2003 is $0.25.

               Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's loss for the 2003 year and loss per share:

                  --------------------------------------------------------------------------------------------------
                                                                                 2003                    2002
                  --------------------------------------------------------------------------------------------------

                  Loss for the year:

                    - as reported                                       $     (2,077,539)         $     (1,191,541)
                  --------------------------------------------------------------------------------------------------

                    - pro-forma                                         $     (2,131,393)         $     (1,201,953)
                  --------------------------------------------------------------------------------------------------

                  Basic and diluted loss per share:

                    - as reported                                       $          (0.07)         $         (0.06)
                  --------------------------------------------------------------------------------------------------

                    - pro-forma                                         $          (0.08)         $         (0.06)
                  --------------------------------------------------------------------------------------------------

                    For the year 2004, there were no reportable differences between the reported amounts and the pro-forma fair value model.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------
(In Canadian Dollars)

14. Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

         (g)   Stock options (continued)

               In March 2000 the Financial Accounting Standards Board issued "Interpretation #44, Accounting For Certain Transactions Involving Stock Compensation" among other issues, this interpretation clarifies:

               o    The definition of employee for purposes of applying  opinion
                    25.

               o The criteria for determining whether a plan qualifies as a noncompensatory plan.

               o The accounting consequence of various modifications of the terms of a previously fixed stock option or award, and

               o The accounting for an exchange of stock compensation awards in a business combination.

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

         (h)   Foreign Exchange Adjustment

               Under U.S. GAAP, foreign exchange (gains) and losses would be excluded from the operating activities in the Statement of Cash Flows and would be shown separately as "effect of exchange rate changes on monetary items": 2004 - $(140,306); 2003 - $1,994;
               2002 - $32,738.

         (i)   Statement of Cash Flow

               o    Supplemental Disclosure of Cash Flow Information

                        --------------------------------------------------------------------------------------------
                        Cash paid during the year for:                        2004           2003              2002
                        --------------------------------------------------------------------------------------------

                        Interest                                        $     730       $   1,315             $ 429

                        Income taxes                                    $       -       $       -              $  -
                        --------------------------------------------------------------------------------------------


CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

(In Canadian Dollars)

14. Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

         (j)   Additional Disclosure Required by U.S. GAAP

               o    Concentrations of Credit Risk

                    At January 31, 2004, 2003 and 2002, the Company had approximately $nil, $nil and $nil, respectively, in cash balances at financial institutions which were in excess of the insured limits.

               o    Operations in a Foreign Country

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

               o    Flow-through Shares

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

         (k)   Additional Disclosure Required by SEC

               The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

               o Advances receivable include $28,003 (2003 - $33,003; 2002 - $415,156) due from companies and/or a joint venture with common management and common directors.

               o Consulting fees of $nil (2003 - $nil; 2002 - $60,000) were paid to a company owned by a director.

               o    Management  fees of $90,000  (2003 -  $74,500;  2002 - $nil)
                    were paid to a company owned by a director.

               o    An  allowance  in the amount of $209,840 has been accrued in
                    respect  of   advances   made  to  a  company   with  common
                    management.

               o Investment securities and marketable securities would be noted as a related party on the balance sheet.

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------
(In Canadian Dollars)

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