Form 20-F/A
period 2004-01-31
CORAL GOLD RESOURCES, LTD.
filed 2005-02-24
CIK 813639

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 Amendment No. 1

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

                         Commission File Number 0-15688

                           CORAL GOLD RESOURCES, LTD.
             (Exact name of Registrant as specified in its charter)

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

                                TABLE OF CONTENTS

Item                                                                        Page
----                                                                        ----
GLOSSARY OF TECHNICAL TERMS...................................................1
Forward-Looking Statements....................................................2
Item 1.      Identity of Directors, Senior Management and Advisors............2
Item 2.      Offer Statistics and Expected Timetable..........................2
Item 3.      Key Information..................................................2
Item 4.      Information on the Company.......................................6
Item 5.      Operating and Financial Review and Prospects....................17
Item 6.      Directors, Senior Management and Employees......................22
Item 7.      Major Shareholders and Related Party Transactions...............29
Item 8.      Financial Information...........................................31
Item 9.      The Offering and Listing........................................31
Item 10.     Additional Information..........................................33
Item 11.     Quantitative and Qualitative Disclosures About Market Risk......40
Item 12.     Description of Securities Other than Equity Securities..........41
Item 13.     Defaults, Dividend Arrearages and Delinquencies.................41
Item 14.     Material Modifications to the Rights of Security Holders and
               Use of Proceeds...............................................41
Item 15.     Controls and Procedures.........................................41
Item 16.     [Reserved]......................................................42
Item 16A.    Audit Committee Financial Report................................42
Item 16B.    Code of Ethics..................................................42
Item 16C.    Principal Accountant Fees and Services..........................42
Item 16D.    Exemptions from the Listing Standards for Audit Committees......43
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated
               Purchasers....................................................43
Item 17.     Financial Statements............................................43
Item 18.     Financial Statements............................................43
Item 19.     Exhibits........................................................43

Exhibits
--------

Certification of Principal Executive Officer................................12.1
Certification of Principal Financial Officer................................12.2
Certification 906.................................. ........................13.0

                           GLOSSARY OF TECHNICAL TERMS
                           ---------------------------

Au                      The elemental symbol for gold.

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

mineralization          Usually implies minerals of value occurring in rocks.

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

                                Explanatory Note

     On August 16, 2004, Coral Gold Corp., a company incorporated under the laws of the Province of British Columbia filed an annual report for year ended January 31, 2004 on Form 20-F. On September 14, 2004, Coral Gold Corp. changed its name to Coral Gold Resources, Ltd. Accordingly, this amendment to the Form 20-F reflects the name change to Coral Gold Resources, Ltd.

                           Forward-Looking Statements

     The following discussion contains forward-looking statements regarding events and financial trends, which may affect the future operating results and financial position of Coral Gold Resources, Ltd., formerly known as Coral Gold Corp. (the "Company", or alternatively, "Coral"). Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D. and "Operating and Financial Review and Prospects" at Item 5.

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

------------------------------------- ------------------------------------------------------------------------------
Canadian GAAP                                                         At January 31
                                      ------------------------------------------------------------------------------
                                           2004           2003            2002            2001            2000
                                           ----           ----            ----            ----            ----
Operations
----------

Revenue                                     $    Nil       $    Nil         $    Nil       $    Nil        $    Nil
Expense
   General and Administrative                640,502        538,893          244,071        260,433         475,763
Net Income (Loss)                          (753,596)      (755,999)      (1,128,401)      (471,458)       (484,920)
Net Income (Loss) Per Share                   (0.02)         (0.03)           (0.05)         (0.02)          (0.03)


Balance Sheet
-------------

Working Capital                          $ 2,601,586      $  43,181        $ 336,598      $ 393,554       $ 662,350
Total Assets                              10,967,000      8,888,094        6,564,304      7,030,494       7,183,346
Liabilities                                  161,095        387,499          259,095         78,884          32,778
Shareholders' Equity                      10,805,905      8,500,595        6,305,209      6,951,610       7,150,568



------------------------------------- ------------------------------------------------------------------------------
U.S. GAAP                                                             At January 31
                                      --------------- -------------- ---------------- -------------- ---------------
                                           2004           2003            2002            2001            2000
                                           ----           ----            ----            ----            ----
Operations
----------
Revenue                                      $   Nil        $   Nil          $   Nil       $    Nil        $    Nil
Expense
   General and Administrative                640,502        538,893          244,071        260,433         475,763
Deferred Exploration
     Expenditures                          (420,054)    (1,351,302)        (196,909)      (281,238)       (309,509)
Stock Based Compensation
     Expense                                       -      (600,000)                -              -               -
Write-down of Mineral Properties               4,968              -          805,385        206,898               -
Net Income (Loss)                        (1,009,052)    (2,077,539)      (1,191,541)      (577,882)       (756,526)
Net Income (Loss) Per Share                   (0.03)         (0.07)           (0.06)         (0.03)          (0.03)


Balance Sheet
-------------
Working Capital                            2,601,586         88,587          336,598        393,554         662,350
Total Assets                               4,284,565      2,576,198        1,489,234      2,082,314       2,349,341
Liabilities                                  161,095        387,499          259,095         78,884          32,778
Shareholders' Equity                       4,123,470      2,188,699        1,230,139      2,003,430       2,316,563
------------------------------------- --------------- -------------- ---------------- -------------- ---------------

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

     The mining industry is highly speculative and involves substantial risks. The mining industry, from exploration, development and production is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

     The Company's properties are all at the exploration stage and have no proven reserves. All of the Company's properties are in the exploration stage only and are without a known body of ore. If the Company does not discover a body of ore in its properties, the Company will search for other properties where they can continue similar work.

     The Company's mineral exploration efforts may be unsuccessful. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company's properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company's properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.

     We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2004, we had a net loss of $753,596 and an accumulated deficit on January 31, 2004 of $19,632,053. As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

     There are no assurances that we will discover minerals on a commercially viable basis. The Company's ability to generate revenues and profits is expected to occur through exploration, development and production of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

     The Company's exploration activities are subject to various federal, state and local laws and regulations. Laws and regulation govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to stop its exploration activities once it is started until a particular problem is remedied or to undertake other remedial actions.

     Market price is highly speculative. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the exploration, development and production of such properties. During the past year the price of gold has substantially decreased. If the decline in gold prices continues, this may adversely affect the Company's ability to raise capital to explore for existing and new mineral properties.

     The Company operates in a highly competitive industry. The Company competes with other developmental resource companies which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company. The Company may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced resource industry professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

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

     The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, all of its mining exploration properties are located in United States, and the Company's financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the US Dollar and the Canadian Dollar. The Company has reported a foreign exchange loss of $140,623 in fiscal years 2004. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company's operations and its financial results.

Item 4.  Information on the Company

A.   History and Development of the Company

     The Company was organized under The Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Coral Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and to Coral Gold Corp. on September 9, 1987. On September 14, 2004, the Company changed it name to Coral Gold Resources, Ltd. The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

B.   Business Overview

     Presently, the Company's principal business activity is the exploration of mineral properties. The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties, and that future exploration will be required before final evaluation as to the economic and legal feasibility is determined.

     The Company's mining claims are located in the states of Nevada and California in the United States. The Company's present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

Robertson Mining Claims - Operations and Activities, 2001 - 2004
----------------------------------------------------------------

     During fiscal year ended January 31, 1999, the Company entered into an option agreement dated October 8, 1998 ("Option Agreement") with Placer Dome U.S. Inc. ("Placer"), which was later assigned by Placer to the Cortez Joint Venture, dba Cortez Gold Mines (a joint venture owned by Placer and Kennecott) ("Cortez").

     Effective December 30, 1999, pursuant to the terms of the Option Agreement, Cortez elected to terminate the Option Agreement which required the Company to post its own security for the reclamation bond for the Robertson Ming Claims and obtain a full release of Placer's guarantee of the original reclamation bond. In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Mining Claims to reduce its reclamation bond that Placer had guaranteed for the Company. The Company was able to obtain a release of Placer's guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond. The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash.

     In fiscal year ended 2004, with more reclamation work having been completed and accounted for, the reclamation bond was further reduced to US$406,000. The cost to the Company to conduct the reclamation, prepare updated reclamation plan, and other associated costs was approximately US$500,000.

Norma Sass and Ruf Claims - Operations and Activities, 2001 - 2004
------------------------------------------------------------------

     Effective December 31, 1999, the Company and Levon Resources Ltd. entered into a Fourth Amending Agreement whereby Levon could earn an undivided 50% interest in the Norma Sass and Ruf Claims upon completion of certain terms. This agreement was further amended effective December 31, 2001 (but signed on October 3, 2002), whereby Levon was transferred a 33-1/3% interest in the Company's interests in the Norma Sass and Ruf claims, in consideration of 300,000 common shares of Levon previously issued to the Company and the prior payment of $350,294 for exploration work. The Company currently owns a 66-2/3% interest in the Norma Sass and Ruf claims (subject to certain royalties to underlying property owners, as described below), following the execution of the December 2001 Fifth Amending Agreement with Levon.

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

     As of December 4, 2003, Goldfranchise failed to incur the exploration work required or to pay the Company 33-1/3% of all annual land fees, taxes and advance royalties under the option, and the option has since been terminated.

Bralorne Property  - Operations and Activities, 2001 - 2004
-----------------------------------------------------------

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

Plan of Operations

Exploration Activities
----------------------

     All of the properties and interest in which the Company owns are in the exploration stage only, and the Company does not have an operating mine or conduct any mining activities. The Company's exploration activities are focused on gold. In the United States, the Company's major exploration project is the Robertson Mining Claims. During the fiscal year 2003, the Company focused on reclamation on the Robertson Mining Claims, including reclaiming the bone yard, removing old buildings, and filling drill holes. In addition, in November 2002, the Company conducted a 7,315 ft drilling program on the Carve-Out Claims of the Robertson Mining Claims with follow-up drilling in the immediate vicinity of existing drill hole. No significant mineralization was encountered.

     The Company spent approximately $500,000 on reclamation and maintenance in fiscal year 2004 on the Robertson Mining Claims.

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

Environmental Regulations

     The Company's exploration programs in Nevada and California are subject to state and federal regulations regarding environmental considerations. All operations involving the exploration for the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of exploration or production operations. Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection. Such legislation, as well as further interpretation of existing laws in the United States, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of operations, the extent of which cannot be predicted. Environmental problems known to exist at this time in the United States may not be in compliance with regulations that may come into existence in the future. This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such problem and could substantially reduce earnings. At the present time, the Company's exploration activities in Nevada are in compliance with all known environmental requirements.

C.   Organizational Structure

     The Company has two wholly-owned subsidiaries, Coral Energy Corporation of California, a California corporation which holds title to the Company's California real property, and Coral Resources, Inc., a Nevada corporation, which holds title to the Company's mining claims located in Nevada.

D.   Property, Plant and Equipment

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources

     This section uses the terms "measured resources" and "indicated resources." The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

     Presently, the Company is an "exploration stage company", as all of the Company's properties are currently in the exploratory stage of development. In order to determine if a commercially viable mineral deposit exists in any of the Company's properties further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

     The Company's primary focus has been on the Robertson Mining Claims, in Nevada, United States.

Robertson Mining Claims, Nevada, U.S.A.

     The Robertson Mining Claims are located in Crescent Valley, Nevada on the western flanks of the Shoshone Range, 28 miles to the southeast of Battle Mountain, Nevada, which lies some 230 miles northeast of Reno, Nevada. The Robertson Mining Claims comprise approximately 11,000 acres in the Bullion Mining District, Lander County, Nevada, and currently include 724 patented and unpatented lode mining claims. The Robertson Mining Claims are recorded under three separate claims groups known as the (i) Robertson Property, (ii) Carve-Out Claims, and (iii) the Norma Sass and Ruf Claims, as described more particularly below.

     These mining claims have been acquired over a period of several years from different sources. The entire Robertson Mining Claims are subject to (i) a 3% net smelter royalty to Geomex Development Eighth Partnership ("Geomex 8"), which royalty shall cease at such time as the sum of US $1,250,000 has been paid to Geomex 8, and (ii) subject to various mining leases requiring minimum annual advanced royalties ranging from 2% to 10% of net smelter returns (see Table at p. 11 below).

     There is no underground or surface plant or equipment located on the Robertson Property.

Robertson Property
------------------

     The Robertson Property are the subject of a technical report dated January 15, 2004 prepared by Robert T. McCusker, P.Geol., entitled "Geological Report on the Robertson Property", in accordance with the requirements of NI 43-101 (the "McCusker Report"). The following information concerning the Robertson Property is extracted from the McCusker Report. The reader is referred to the entire text of the McCusker Report, a copy of which is available under the Company's filings on SEDAR at www.sedar.com.

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

History and Exploration:

     The Robertson Property is located in the Tenabo area, a sub-district of the Bullion mining district. Historic lode mining in district dates from 1905 and Placer gold was discovered in many of the dry washes in the Tenabo area in 1916. Between 1937-39, a small dragline dredge and washing plant operated in the district, and a dredge was reported by Humphrey to be operating in lower Mill Gulch in 1945.

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

         Summary of Pre-Coral Drilling Activities at Robertson Property

                                                 Number and Type             Drill
Company                       Date of Activity   of Holes Drilled            Footage(ft)      Target
----------------------------- ------------------ --------------------------- ---------------- ------------------
Superior Oil                  1968-70            92 Conv. Rotary             c. 32,000        Gold Pan
Placer Dev.                   1973-74            23 Conv. Rotary             c. 3,500         none
Teck Corp.                    1977               none                        none             none
Aaron                         1977               7 Conv. Rotary              c.300            Gold Quartz
E & B Exploration             1980-81            148 Rev. Circlulation       30,807           Gold Pan

Totals                                           270                         65,407
----------------------------------------------------------------------------------------------------------------

     Modern open pit mining and heap leaching began as early as 1974, when Aaron Mines, Ltd., initiated a pilot leach operation on the Robertson Property. During the period 1978-80, Aaron expanded its leaching operations and continued exploration and began consolidating and acquiring claims in the district.

     In 1986, the Company acquired Aaron's interest in the Robertson Property and immediately began a series of major drilling programs beginning in 1986 and continuing until 1989. Mining operations on the Robertson Property commenced in 1988, but were suspended less than one year later. During the operating life of the Robertson Property mine, approximately 350,000 tons of low-grade material was placed on leach pads from which about 6,200 ounces of gold were recovered.

     During the period 1986 through 1989, the Company completed approximately 380 reverse circulation drill holes and 7 diamond drill holes, totaling about 109,377 ft. Much of this drilling was focused in four resources areas; Gold Pan, Gold Quartz, Gold Quartz extension (also called Gold Quartz West) and in the Triplet Gulch area. The purpose of this drilling was to determine the limits and continuity of mineralization within these zones. Nearly all of the reverse circulation holes were drilled vertically to an average depth of about 300 ft.

     During the later stages of the Company's exploration program, they completed two "deep" reverse circulation holes that reached depths of 1,400 ft and 1,810 ft, respectively. In addition to resource definition, the Company also embarked on a program of district-wide exploratory and follow-up drilling of numerous surface anomalies.

     In 1990, the Company and Amax Gold Exploration entered into an Amended and Restated Option and Earn-In Agreement in which Amax could earn a 60% interest in the Robertson Property by producing a bankable feasibility study. From 1990, until they withdrew from the venture in 1996, Amax completed an exploration program that included drilling 338 reverse circulation holes and 62 diamond drill holes, totaling over 176,000 ft.

     In 1998, Cortez Gold Mines (a joint venture owned by Placer and Kennecott) entered into an Option and Earn-In Agreement with the Company in which Cortez could earn a 70% interest in the Robertson Property by producing a bankable feasibility study. The focus of their exploration was to expand the 39A Zone and test a number of outlying targets. During 1999, Cortez completed 46 reverse circulation drill holes and a single mud rotary hole, totaling 57,000 ft. Of the thirteen holes directed at expanding the 39A Zone, only two holes, 99401 and 99413 encountered significant mineralization. This drilling program did little to expand the resource. Of the remaining holes drilled by Cortez, only two holes (99406 and 99419) encountered significant mineralization. Both holes were designed to offset and (or) follow up existing drill intersections and surface gold anomalies.

     After completing this drilling program, Cortez declared its interest in renegotiating the terms of the Option Agreement with the Company. When the Company declined, Cortez subsequently terminated the Option Agreement on December 30, 1999, and did not earn an interest in the Robertson Property.

     In 2004, the Company implemented a drilling program consisted of 10 reverse circulation drill holes totaling 6,560 ft that ranged from 485- ft to 800-ft-deep. Eight of the reverse circulation drill holes were directed at the 39A Zone expansion and two holes were aimed at assessing the depth extent of the east-west striking high- grade structural zones in the Gold Pan resource area. All of the holes encountered strong anomalous gold values. The 2004 drilling resulted in providing a better definition of the western margin of the 39A Zone mineralization.

Geological Setting:

     Geologically, the Robertson Property consists of a series of relatively flat-lying, vertically stacked thrust sheets that form part of the Roberts Mountain allochthon, which in the district is composed of siliciclastic rocks of

Ordovician through Devonian age. The district is dominated by a very thick sequence of middle to late Devonian Slaven Chert composed mainly of argillite, chert, lesser siltstone and shale, and minor intermediate volcanic rocks. Structurally overlying the Slaven Chert along the north and east sides of the district are a sequence of rusty brown weathering siltstone, sandstone and very minor limestone of the Silurian Elder Sandstone.

     Intruding the thick Paleozoic sequence is an elliptical-shaped, composite granodiorite stock (or lacolith) of Eocene age. The orientation of the principal axis of the stock is approximately east-west. Associated with it are numerous dikes, sills and plugs that vary in composition from diorite, the earliest known intrusion, to rhyolite, the latest. Most of the identified gold resources, including the Porphyry, Gold Pan and 39A Zones, lie along or near the northern contact of the composite stock. A series of narrow and laterally continuous (up to 1,600 ft) intrusive "pebble" dikes extend northward from the northern contact of the granodiorite stock. Near contacts with the Tertiary intrusions, many of the sedimentary and volcanic rocks, and early phases of the stock, have undergone significant thermal metamorphism, intense recrystallization, bleaching and pervasive metasomatism. Many of these rocks have been converted to layered sequences of biotite, "quartz" and calc-silicate hornfels, marble, exoskarn and endoskarn.

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

Deposit Types and Mineralization:

     The Company has been focusing its exploration activities on four zones localized along the northern contact of the Tenabo stock forming the general east-west trend. These zones are the Porphyry, Gold Pan, Altenburg Hill and 39A Zones. The Porphyry, Gold Pan and Altenburg Hill Zones occur in highly fractured hornfels and skarn units at the contact of the granodiorite stock, whereas the 39A Zone is localized at the intersection of two high-angle faults in retrograde-altered hornfels.

     The following is a summary of the main minerals identified at the Robertson
Property:

     native gold       native silver      electrum            pyrite
     pyrrhotite        marcasite          arsenopyrite        stibnite
     chalcopyrite      sphalerite         galena              bournonite
     acanthite         loellingite        gersdorffite        tetradymite
     petzite           hessite            hedleyite           tellurobismuthite
     altaite           tetrhedrite        bornite             chalcocite
     covellite         digenite           native copper       cuprite
     chysocolla        azurite            goethite            magnetite
     hematite          illmenite          scorodite

Mineral Resource Estimates

     The various resource estimates for the four mineralized zones on the Robertson Property are summarized below. For reasons of geological confidence, all of the listed resources have been placed in the indicated resource category, as defined by NI 43-101 and NI 43-101CP. No economic considerations were applied to any of the studies cited in the Table.

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources

     This section uses the terms "measured resources" and "indicated resources." The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

              Robertson Property Indicated Resource Estimate (2001)

                             Cutoff Grade          Million Short        Au Grade
Zone                          (oz Au/t)             Tons Ore            (oz/ton)
---------------------- -------------------- -------------------- ---------------
39A                             0.02                    2.80              0.101
39A*                            0.05                    1.54              0.130
Porphyry                        0.02                    3.95              0.040
Gold Pan**                      0.02                    2.97              0.038
Altenburg Hill                  0.02                    1.25              0.024
Total:                                                 10.97              0.053

*Note 39A resource estimate at 0.05 oz Au/t cutoff not used in total calculation.
**From Mintec Inc., 1988 estimate; includes oxide+sulfide material.

     No attempt has been made to assess the mineability of any of the indicated resources listed above. The 3.5 million ton indicated resource portion of the larger Porphyry Zone was subject to a 1994 feasibility study that included detailed drilling, engineering and metallurgical studies as a heap leach operation. All of the remaining resources have had at least limited preliminary metallurgical evaluation and economic studies as a low-grade heap leach option.

Proposed Exploration

     The Company believes that there is a potential for discovery of additional ore bodies on the Robertson Property. The Company plans to continue to explore the Robertson Property or seek third party partners for further exploration.

Carve-Out Claims, Nevada, U.S.A.
--------------------------------

     Under the terms of an Exploration and Mining Venture Agreement dated July 11, 1997, Placer holds an undivided 61% interest, and the Company has a 39% interest carried to production in the Carve-Out Claims.

     Beginning in 1997 and continuing through 1998, Cortez Gold Mines conducted a series of exploratory drilling programs on the Carve-Out Claims with limited success. In 2002, the Company conducted a drilling program on the Carve-Out Claims with follow-up drilling in the immediate vicinity of existing drill holes with mixed results. To date, no significant mineral resources have been discovered on the Carve-Out Claims. However, the wide-space deep drilling has established the presence of scattered significant gold values, anomalous levels of Carlin-type trace elements, key structural components and the occurrence of a preferred host strata.

     The Company plans to rely on Cortez Gold Mines to further explore the property for mineral resources.

     There is no underground or surface plant or equipment located on the Carve-Out Claims, nor any known body of commercial ore.

Norma Sass and Ruf Claims, Nevada, U.S.A.
----------------------------------------

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

     As of December 4, 2003, Goldfranchise failed to incur the exploration work required or to pay the Company 33-1/3% of all annual land fees, taxes and advance royalties under the option, and the option has since been terminated.

     There is no underground or surface plant or equipment located on the Norma Sass and Ruf Claims, nor any known body of commercial ore.

JDN Claims, Nevada, U.S.A. (formerly known as the JD Mining Claim)
------------------------------------------------------------------

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

C-Eagle Claims, Nevada, U.S.A.
-----------------------------

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

Ludlow Property, California, U.S.A.
-----------------------------------

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

Overview

     The 2004 fiscal year commenced with Coral announcing the preliminary results from the 2003 exploratory drill program conducted on the Carve-Out Claims. This program, confined to a very small area of the Tenabo property under joint venture with Cortez Gold Mines (Placer Dome 60%, Kennecott 40%), provided key information for the proposed upcoming exploration program.

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

     In order to expedite the technical report, the Company pulled Robert McCusker, P. Geo., off the drill program to prepare the technical report, thus postponing the program. The technical report was completed in February 2004. In Management's opinion, Mr. McCusker was the best qualified person to prepare the technical report because he was the Senior Geologist for Amax Explorations Inc., where a large portion of the historical data was obtained.

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

     The 2004 drilling program consisted of 10 reverse circulation drill holes totaling 6,560 ft that ranged from 485- ft to 800- ft-deep. Eight of the reverse circulation drill holes were directed at the 39A Zone expansion and two holes were aimed at assessing the depth extent of the east-west striking high- grade structural zones in the Gold Pan resource area. All of the holes encountered strong anomalous gold values and provided a better definition of the western margin of the 39A Zone mineralization.

Selected Annual Information
---------------------------

     The following are highlights of financial data on the Company for the most recently completed three financial years:

                                            Jan. 31, 2004    Jan. 31, 2003     Jan. 31, 2002
----------------------------------------- ---------------- ----------------- -----------------
Loss before extraordinary items                $(625,318)        $(527,967)        $(242,931)
Net Loss                                       $(753,596)        $(755,999)      $(1,128,401)
Loss Per Share                                    $(0.02)           $(0.03)           $(0.05)
Total Assets                                   10,967,000        $8,888,094        $6,564,304
Total Liabilities                                $161,095          $387,499          $259,095
Working Capital (Deficiency)                   $2,601,586           $43,181          $336,598

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

Results of Operations
---------------------

     The Company reports a net loss of $753,595 or $0.02 per share for the year ended January 31, 2004 compared to a net loss of $755,999 or $0.03 per share for the corresponding year in 2003. The Company had no operating revenues, but recognized interest income of $15,184 compared to $10,926. The increase is due to a consistently higher interest bearing bank balance this year compared to last year.

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

Name                             Position Held                  Principal Occupation             Director Since
-------------------------------- ------------------------------ -------------------------------- -----------------------------
Lloyd Andrews                    Chairman and Director          Chairman and Director of         September 1997
                                                                Berkley Resources Inc.,
                                                                Bralorne Pioneer Gold Mines
                                                                Ltd. and the Company

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

Name                             Position Held                  Principal Occupation             Director Since
-------------------------------- ------------------------------ -------------------------------- -----------------------------
Florian Riedl-Riedenstein        Director                       Director of the Company;         March 1994
                                                                Director of one other public
                                                                mining company; Independent
                                                                Financial Consultant

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


                                                    Summary Compensation Table

                                        Annual Compensation                                     Long-Term Compensation Awards
---------------------------- -------------------------------------- ---------------- ------------------------------ ----------------
                                                                                       Securities     Restricted
                                                        Bonus for    Other Annual        Under       Shares/Units      All Other
Name/Principal                            Salary(1)     the Year     Compensation     Options/SARs      Awarded      Compensation
                                          ------        --------     ------------                       -------      ------------
Position                       Year           $             $              $         Granted (#)(2)        $               $
--------                       ----                                                  -----------
Matt Wayrynen,                 2004        90,000           -              -            400,000            -               -
President (CEO)                2003        84,500           -              -            400,000            -               -
                               2001                         -              -            500,000            -               -
                                          5,000(3)-                                        -
---------------------------- ---------- -------------- ------------ ---------------- --------------- -------------- ----------------
     (1)  No employee earned in excess of $100,000.
     (2)  Represents  total  Common  Shares  under  options as of the end of the fiscal year.
     (3)  Represents one month of remuneration.

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


Name of                                            Exercise Price
Optionee                          No. of Shares       Per Share       Date of Grant          Expiry Date
------------------------------- ------------------ ---------------- --------------------  ------------------------
Non-Named Executive
Officer/Directors
-------------------

Lloyd Andrews                        250,000            $0.25       April 11, 2002          September 5, 2005
Lloyd Andrews                        50,000             $0.25       September 5, 2000       September 5, 2005
Louis Wolfin                         500,000            $0.25       September 5, 2000       September 5, 2005
Robert Schilling                     100,000            $0.25       September 5, 2000       September 5, 2005
F. Riedl-Riedenstein                 75,000             $0.25       September 5, 2000       September 5, 2005
Ernest Calvert                       50,000             $0.25       September 5, 2000       September 5, 2005
William Glasier                      50,000             $0.25       September 5, 2000       September 5, 2005
Joseph Cohen                         50,000             $0.25       September 5, 2000       September 5, 2005
Chris Sampson                        50,000             $0.25       September 5, 2000       September 5, 2005
Andrea Regnier                       30,000             $0.25       September 5, 2000       September 5, 2005
David Wolfin                         70,000             $0.25       September 5, 2000       September 5, 2005

Other Insiders
--------------

Nil

D.   Employees

     The Company has three part-time employees, one located in Nevada, United States, and two located in Canada.

E.   Share Ownership

     The following table sets for the share ownership of the directors and officers of the Company as of June 20, 2004.


     Name of Beneficial Owner                 Number of Shares           Percent
     ------------------------------  ------------------------- -----------------

     Matt Wayrynen                                       2,397                 *
     Louis Wolfin                                    1,541,018              4.4%
     Chris Sampson                                      71,000                 *
     Ernest Calvert                                          0                 *
     Lloyd Andrews                                     209,000                 *
     Dr. Joseph H. Cohen                                     0                 *
     William Glasier                                   146,200                 *
     Florian Riedl-Riedenstein                          75,000                 *
     David Wolfin                                        1,000                 *
     Robert Schilling                                    5,000                 *
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



                           AGGREGATE OPTION EXERCISES
DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                           Unexercised Options at           Value of Unexercised
                                                              January 31, 2004            In-the-Money Options at
                                                                                              January 31, 2004
                                                      ----------------------------------- ---------------------------
                    Common Shares
                     Acquired on        Aggregate
      Name            Exercise        Value Realized       Exercisable      Unexercisable  Exercisable   Unexercisable
------------------ ---------------- ---------------- -------------------- -------------- ------------- --------------
Matt Wayrynen             -             $42,000            400,000              -          $108,000          -
Lloyd Andrews             -                -               300,000              -          $81,000           -
Robert Schilling          -                -               50,000               -          $13,500           -
F. Riedl-Riedenstein      -                -               50,000               -          $13,500           -
Ernest Calvert            -                -               50,000               -          $13,500           -
William Glasier           -                -               50,000               -          $13,500           -
Joseph Cohen              -                -               50,000               -          $13,500           -
Chris Sampson             -                -               50,000               -          $13,500           -
Louis Wolfin              -                -               500,000              -          $135,000          -
David Wolfin           30,000           $5,400             70,000               -          $18,900           -
Andrea Regnier         20,000           $9,000             30,000               -           $8,100           -


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

                            TSX Venture Exchange         OTC Bulletin Board
                            (Canadian Dollars)          (United States Dollars)
------------------------  ------------------------  ------------ --------------
Last Six Months               High         Low           High            Low
---------------               ----         ---           ----            ---
June 2004                      .35          .29            .27           .17
May 2004                       .30          .26            .22           .19

                                    TSX Venture Exchange         OTC Bulletin Board
                                    (Canadian Dollars)          (United States Dollars)
                                  ------------------------  ------------ --------------
Last Six Months                          High         Low           High            Low
---------------                          ----         ---           ----            ---

April 2004                               .36          .25            .26            .20
March 2004                               .37          .29            .29            .22
February 2004                            .43          .34            .33            .25
January 2004                             .55          .385           .42            .27


Subsequent Period
-----------------
First Quarter ended April 30, 2004       .43          .25            .33            .20


2002-2003                                High         Low           High            Low
---------                                ----         ---           ----            ---
Fourth Quarter ended January 31, 2004    .68          .17            .48            .10
Third Quarter ended October 31, 2003     .27          .15            .20            .09
Second Quarter ended July 31, 2003       .44          .19            .33            .13
First Quarter ended April 30, 2003       .33          .14            .24            .09


2003-2004                                High         Low           High            Low
---------                                ----         ---           ----            ---
Fourth Quarter ended January 31, 2004    .61          .33            .45            .23
Third Quarter ended October 31, 2003     .40          .29            .30           .215
Second Quarter ended July 31, 2003       .38          .21            .28           .165
First Quarter ended April 30, 2003       .41          .25            .28            .17

Last Five Fiscal Years                   High         Low           High            Low
----------------------                   ----         ---           ----            ---
2004 Annual                              .61          .25            .45            .20
2003 Annual                              .68          .14            .48            .09
2002 Annual                              .38          .12            .25            .08
2001 Annual                              .39          .13            .30            .08
2000 Annual                              1.25         .23             *              *

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

     B.   Memorandum and Articles of Association

     Coral Gold Corp. was incorporated on January 22, 1981 under the Company Act of the Province of British Columbia, which changed its name to Coral Energy Corporation on March 3, 1982. On September 9, 1987, Coral Energy Corporation changed its name to the Coral Gold Corp. On September 14, 2004, the Company changed its name to Coral Gold Resources, Ltd.

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

F.   Expenses of the Issue

     Not Applicable.

G.   Dividends and Paying Agents

     Not Applicable.

H.   Documents on Display

     The Company is required to file financial statements and other information with the Securities Commission in the Provinces of British Columbia, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

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

I.   Subsidiary Information

     Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

     A.   TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

     The Company's operations do not employ financial instruments or derivatives which are market sensitive and the Company does not have financial market risks.

B.   EXCHANGE RATE SENSITIVITY

     The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, however, all of its exploration properties are located in United States, and the Company's financial results are reported in Canadian Dollars. While most of the Company administrative expenses are paid in Canadian Dollars, all of its operations, specifically land taxes, lease payments, and reclamation work are conducted in U.S. Dollars. Therefore, Company's currency fluctuation exposure is primarily to the US Dollar and the Canadian Dollar. The following table sets forth the percentage of the Company's administrative expense by currency for the year ended January 31, 2004.

By Currency

        --------------------------------------------------------------
                                                       2004
        --------------------------------------------------------------
        Canadian Dollar                                92%
        U.S. Dollar                                     8%
        --------------------------------------------------------------
                    Total:                            100%
        --------------------------------------------------------------

     Such administrative expense by currency may change from time to time, but it has been roughly the same year to year. Further, the Company incurred reclamation, maintenance and drilling costs of approximately US$300,779 and US$756,086 for the fiscal years ended January 31, 2004 and 2003, respectively, which are primarily paid in U.S. dollars.

     The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations. The Company exchanges Canadian Dollars to U.S. Dollars to fund its U.S. operations. Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations. However, no assurance can be given that this will continue to be true in the future.

C.   EXCHANGE CONTROLS

     The Company operates primarily in Canada and United States, and not subject to currency exchange controls.

D.   INTEREST RATE RISK AND EQUITY PRICE RISK

     The Company is equity financed and does not have any debt which is subject to interest rate change risks.

E.   COMMODITY PRICE RISK

     Presently, the Company is an exploration-stage company and does not have any operating mines. Therefore, it does not have any hedging or other commodity based risks respecting its operations.

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

          None.

                                    Part III

Item 17.  Financial Statements

     The following Financial Statements pertaining to the Company are filed as part of this annual report:

          Auditors' Report.........................................F-1
          Consolidated Balance Sheets..............................F-2
          Consolidated Statement of Operations and Deficit.........F-3
          Consolidated Statement of Cash Flows.....................F-4
          Consolidated Statements of Mineral Properties............F-5
          Notes to Consolidated Financial Statements...............F-7 thru F-29

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

Dated: February 23, 2005              CORAL GOLD RESOURCES, LTD.



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

CORAL GOLD CORP.

Consolidated Statements of Mineral Properties
January 31, 2004, 2003, and 2002
(In Canadian Dollars)

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
----------------------------------------------------------------------------------------------------------------------------------

United States:

Robertson Property (note 6(a)(i) and 6(a)(iii))

      Balance, January 31, 2000                  $  801,956            $   6,671,741       $    (1,937,625)      $      5,536,072
      2001 transactions, net                             -                   242,082                     -                242,082
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001                  $  801,956                6,913,823            (1,937,625)             5,778,154
      2002 transactions, net                             -                   196,909                     -                196,909
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2002                  $ 801,956                 7,110,732            (1,937,625)             5,975,063
      2003 transactions, net                             -                 1,184,194                    -               1,184,194
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2003                  $ 801,956                 8,294,926            (1,937,625)             7,159,257
      2004 transactions, net                             -                   380,874                     -                380,874
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2004                  $ 801,956              $  8,675,800        $   (1,937,625)       $      7,540,131
==================================================================================================================================

Ruf and Norma Sass Properties (note 6(a)(ii))
      Balance, January 31, 2000                  $       -              $     27,796        $     (136,443)       $      (108,647)
      2001 transactions, net                             -                    10,610                     -                 10,610
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001                          -                    38,406              (136,443)              (98,037)
      2002 transactions, net                             -                         -                     -                     -
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2002                          -                    38,406              (136,443)               (98,037)
      2003 transactions, net                             -                       896                97,142                 98,038
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2003                          -                     39,302              (39,301)                     1
      2004 transactions, net                             -                     34,212                      -                34,212
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2004                 $        -              $      73,514         $    (39,301)        $       34,213
==================================================================================================================================

Eagle Property (note 6(b))
      Balance, January 31, 2000                 $        1              $      75,317         $    (35,000)        $       40,318
      2001 transactions, net                             -                    (75,317)              35,000                (40,317)
----------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001,
        2002, 2003, 2004                        $         1             $           -         $          -         $            1
==================================================================================================================================

Balance Carried Forward                         $   801,957             $   8,749,314         $ (1,976,926)        $     7,574,345
==================================================================================================================================

The accompanying notes form an integral part of these financial statements.

CORAL GOLD CORP.

Consolidated Statements of Mineral Properties
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Proceeds of
                                                      Acquisition           Exploration             Interest
                                                             Cost          Expenditures          Disposed of                  Total
------------------------------------------------------------------------------------------------------------------------------------

Balance Brought Forward                         $    801,957            $   8,749,314         $  (1,976,926)          $   7,574,345
====================================================================================================================================

Ludlow Property (note 6(c))

      Balance, January 31, 2000                 $    28,187             $      36,885         $           -           $      65,072
      2001 transactions, net                        (28,186)                  (36,885)                    -                 (65,071)
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001,
        2002, 2003 and 2004                     $         1             $           -         $            -          $            1
====================================================================================================================================

JDN Property (note 6(d))
      Balance, January 31, 2000                 $    11,651             $      74,573         $     (19,600)          $      66,624
      2001 transactions, net                        (11,650)                  (74,573)               19,600                 (66,623)
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001,
        2002, 2003 and 2004                     $         1             $           1         $           -           $
================================================================================================================================

Canada:

Bralorne Property (note 6(e))

      Balance, January 31, 2000                 $    700,000            $       47,549        $           -            $    747,549
      2001 transactions, net                               -                    22,470                    -                  22,470
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001                      700,000                    70,019                    -                 770,019
      2002 transactions, net                        (700,000)                  770,019)                   -                 (70,019)
------------------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2002,
        2003 and 2004                           $          -            $             -        $          -            $          -
====================================================================================================================================

Total Properties                                $    801,959            $     8,749,314        $ (1,976,926)           $   7,574,347
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

5.       Equipment

         ----------------------------------------------------------------------------------------------------------
                                                           2004                                2003             2002
                                        -------------------------------------------    -------------     -----------
                                               Cost       Accumulated     Net Book         Net Book         Net Book
                                                         Amortization        Value            Value            Value
         -----------------------------------------------------------------------------------------------------------

         Computer hardware                   $5,926             $ 684       $5,242           $3,419             $  -
         Equipment                              436                 -          436                -                -
         -----------------------------------------------------------------------------------------------------------

                                             $6,362             $ 684       $5,678           $3,419             $  -
         ===========================================================================================================

                                      F-12

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

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

9.       Share Capital and Deficit   (continued)

         (b) At January 31, 2004, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

                  --------------------------------------------------------------------------------------------------
                        Number of Shares                Exercise Price          Expiry Date
                  --------------------------------------------------------------------------------------------------

                            3,648,854                        $0.40              June 21, 2004
                            2,044,250                        $0.36              November 17, 2005
                            1,029,567                        $0.39              December 19, 2005
                            4,145,000                        $0.31              October 12, 2005
                  ------------------------------
                           10,867,671
                  ==============================

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

CORAL GOLD CORP.

Notes to Consolidated Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
--------------------------------------------------------------------------------

12.      Income Taxes

         The components of the future income tax assets are as follows:

         -----------------------------------------------------------------------------------------------------------
                                                                       2004                2003                2002
         -----------------------------------------------------------------------------------------------------------

         Future income assets:
           Non-capital loss carry-forwards                $       2,877,000   $       2,983,000   $       3,099,000
           Earned depletion base                                     82,000              77,000              81,000
           Unused cumulative Canadian exploration
               expenses                                              13,000              13,000              12,000
           Unused cumulative Canadian development
               expenses                                             813,000             764,000             805,000
         -----------------------------------------------------------------------------------------------------------
                                                                  3,785,000           3,837,000           3,997,000

         Less:  valuation allowance                              (3,785,000)         (3,837,000)         (3,997,000)
         -----------------------------------------------------------------------------------------------------------

         Net future income assets                         $        -          $        -          $        -
         ===========================================================================================================

         The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

         At January 31, 2004, the Company had, for Canadian tax purposes, operating losses aggregating approximately $2.640,000.

         These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

                                 ----------------------------------------------------

                                 2005                             $           422,000
                                 2006                                         341,000
                                 2007                                         400,000
                                 2008                                         223,000
                                 2009                                         211,000
                                 2010                                         477,000
                                 2011                                         566,000
                                 ----------------------------------------------------

                                                                  $         2,640,000
                                 ====================================================

         The net operating losses available to offset revenues of the US operations are approximately US$3,300,000 and expire at various times through 2016.

                                      F-19

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

               (i)  Supplemental Disclosure of Cash Flow Information

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

               (i)  Concentrations of Credit Risk

                    At January 31, 2004, 2003 and 2002, the Company had approximately $nil, $nil and $nil, respectively, in cash balances at financial institutions which were in excess of the insured limits.

               (ii) Operations in a Foreign Country

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

               (iii)Flow-through Shares

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

         (k)   Additional Disclosure Required by SEC

               The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

               (i)  Advances receivable include $28,003 (2003 - $33,003;  2002 -
                    $415,156) due from companies and/or a joint venture with common management and common directors.

               (ii) Consulting  fees of $nil (2003 - $nil;  2002 - $60,000) were paid to a company owned by a director.

               (iii)Management  fees of $90,000  (2003 -  $74,500;  2002 - $nil)
                    were paid to a company owned by a director.

               (iv) An  allowance  in the amount of $209,840 has been accrued in
                    respect  of   advances   made  to  a  company   with  common
                    management.

               (v) Investment securities and marketable securities would be noted as a related party on the balance sheet.

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