Form 20-F/A
period 2004-01-31
CORAL GOLD RESOURCES, LTD.
filed 2005-04-27
CIK 813639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY 31, 2004

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO ___________________

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

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes [ ]No

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☒	Item 18 [	]

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

TABLE OF CONTENTS

Item	Page

Exhibits

Certification of Principal Executive Officer	12.1
Certification of Principal Financial Officer	12.2
Certification 906	13.1
Consent of Expert	13.2

ii

GLOSSARY OF TECHNICAL TERMS
Au	The elemental symbol for gold.
chalcopyrite	Copper sulphide mineral.
Chert	A rock resembling flint and consisting essentially of crypto-crystalline quartz or fibrous chalcedony.
Cretaceous	The geologic period extending from 135 million to 65 million years ago.
Epidote	Calcium, aluminum, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.
Fault	A fracture in a rock where there has been displacement of the two sides.
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

GSR	Payment of a percentage of gross mining profits commonly known as gross smelter return royalty.
Hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
Intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.
mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.
Porphyry	Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.
Pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.
Pyrite	Iron sulphide mineral.
Quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Explanatory Note

On August 16, 2004, Coral Gold Corp., a company incorporated under the laws of the Province of British Columbia filed an annual report for year ended January 31, 2004 on Form 20-F. On September 14, 2004, Coral Gold Corp. changed its name to Coral Gold Resources, Ltd. Accordingly, this amendment to the Form 20-F reflects the name change to Coral Gold Resources, Ltd.

This Amendment No. 2 on Form 20-F/A (the "Form 20-F") amends the Annual Report on Form 20-F for the year ended January 31, 2004 filed on August 16, 2004 (the "Original Filing"), as amended on February 24, 2005 on Form 20-F/A ("Amendment No. 1"). The Company filed the Amendment No. 1 in response to comments received from securities regulators regarding the disclosures in the Original Filing. The Company has filed this Form 20-F in response to comments received from securities regulators regarding the disclosures in the Original Filing and the Amendment No. 1. Accordingly, you should read this Form 20-F together with other documents that we have filed with the Securities Commission in the Provinces of British Columbia and the U.S. Securities and Exchange Commission subsequent to the date of the Original Filing.

Forward-Looking Statements

The following discussion contains forward-looking statements regarding events and financial trends, which may affect the future operating results and financial position of Coral Gold Resources, Ltd., formerly known as Coral Gold Corp. (the “Company”, or alternatively, “Coral”). Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.

Part I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended January 31, 2004, 2003, 2002, 2001, and 2000, is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements and notes for each of the years in the three year period ended January 31, 2004, 2003 and 2002 are included in this Annual Report. The selected historical financial information for the years ended January 31, 2001 and 2000, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 14 is a reconciliation between Canadian and U.S. GAAP which differ in respect to the recording of the foreign exchange (gains) and losses, deferred exploration expenditures and recognition of compensation expense upon the issuance of stock options.

In this Annual Report, all dollars are expressed in Canadian dollars unless otherwise stated.

Canadian GAAP	At January 31
	2004	2003	2002	2001	2000
Operations
Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Expense General and Administrative	640,502	538,893	244,071	260,433	475,763
Net Income (Loss)	(753,596)	(755,999)	(1,128,401)	(471,458)	(484,920)
Net Income (Loss) Per Share	(0.02)	(0.03)	(0.05)	(0.02)	(0.03)
Balance Sheet
Working Capital	$ 2,601,586	$ 43,181	$ 336,598	$ 393,554	$ 662,350
Total Assets	10,967,000	8,888,094	6,564,304	7,030,494	7,183,346
Liabilities	161,095	387,499	259,095	78,884	32,778
Shareholders’ Equity	10,805,905	8,500,595	6,305,209	6,951,610	7,150,568

U.S. GAAP	At January 31
	2004	2003	2002	2001	2000
Operations
Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Expense General and Administrative	(640,502)	(538,893)	(244,071)	(260,433)	(475,763)
Deferred Exploration Expenditures	(420,054)	(1,351,302)	(196,909)	(275,162)	(309,509)
Stock Based Compensation Expense	-	(60,000)	-	-	-
Write-down of Mineral Properties	-	-	-	206,898	(11,190)
Net Income (Loss)	(1,149,675)	(2,075,545)	(458,803)	(539,722)	(806,619)
Net Income (Loss) Per Share	(0.03)	(0.07)	(0.02)	(0.03)	(0.04)
Balance Sheet
Working Capital	2,601,586	43,181	436,598	393,554	662,350
Total Assets	3,392,653	1,782,833	687,275	580,355	807,547
Liabilities	161,095	387,499	159,095	78,884	32,778
Shareholders’ Equity	3,231,558	1,341,334	528,180	501,471	774,769

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

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risk and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

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

The Company’s properties are all at the exploration stage and have no proven reserves. All of the Company's properties are in the exploration stage only and are without a known body of ore. If the Company does not discover a body of ore in its properties, the Company will search for other properties where they can continue similar work.

The Company’s mineral exploration efforts may be unsuccessful. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.

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

There are no assurances that we will discover minerals on a commercially viable basis. The Company’s ability to generate revenues and profits is expected to occur through exploration, development and production of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

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

Market price is highly speculative. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the exploration, development and production of such properties. If gold prices substantially decline, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

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

Penny stock rules may make it more difficult to trade the Company’s common shares. The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the US Dollar and the Canadian Dollar. The Company has reported a foreign exchange loss of $140,623 in fiscal years 2004. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

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

Presently, the Company’s principal business activity is the exploration of mineral properties. The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties, and that future exploration will be required before final evaluation as to the economic and legal feasibility is determined.

The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

Robertson Mining Claims – Operations and Activities, 2001 - 2004

During fiscal year ended January 31, 1999, the Company entered into an option agreement dated October 8, 1998 ("Option Agreement") with Placer Dome U.S. Inc. (“Placer”), which was later assigned by Placer to the Cortez Joint Venture, dba Cortez Gold Mines (a joint venture owned by Placer and Kennecott) (“Cortez”).

Effective December 30, 1999, pursuant to the terms of the Option Agreement, Cortez elected to terminate the Option Agreement. This required the Company to post its own security for the reclamation bond for the Robertson Ming Claims and obtain a full release of Placer’s guarantee of the original reclamation bond. In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Mining Claims to reduce its reclamation bond that Placer had guaranteed for the Company. The Company was able to obtain a release of Placer's guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond. The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash.

In fiscal year ended 2004, with more reclamation work having been completed and accounted for, the reclamation bond was further reduced to US$406,000. The cost to the Company to conduct the reclamation, prepare updated reclamation plan, and other associated costs was approximately US$500,000.

Norma Sass and Ruf Claims – Operations and Activities, 2001 - 2004

Effective December 31, 1999, the Company and Levon Resources Ltd. entered into a Fourth Amending Agreement whereby Levon could earn an undivided 50% interest in the Norma Sass and Ruf Claims upon completion of certain terms. This agreement was further amended effective December 31, 2001 (but signed on October 3, 2002), whereby Levon was transferred a 33-1/3% interest in the Company’s interests in the Norma Sass and Ruf claims, in consideration of 300,000 common shares of Levon previously issued to the Company and the prior payment of $350,294 for exploration work. The Company currently owns a 66-2/3% interest in the Norma Sass and Ruf claims (subject to certain royalties to underlying property owners, as described below), following the execution of the December 2001 Fifth Amending Agreement with Levon.

On December 4, 2002, the Company granted an option to acquire 33-1/3% interest the Company’s interests in the Norma Sass and Ruf Claims to Goldfranchise Corporation (“Goldfranchise”). In order to earn the interest, Goldfranchise must:

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

Bralorne Property – Operations and Activities, 2001 - 2004

During fiscal year 1999, the Company acquired an option to purchase a 25% interest in certain mineral properties located in the Lillooet Mining Division, British Columbia, subject to a joint venture agreement between Bralorne Pioneer Gold Mines Ltd., and Avino Silver & Gold Mines Ltd. (“Joint Venture”). To exercise the option, the Company paid $500,000 and was required to (i) pay $200,000 by each October 17th, 1999 through 2003, (ii) pay $250,000 by October 17, 2004, and (iii) assume $700,000 of the Joint Venture liability and contribute 25% of all future costs related to the Bralorne Property. The Company made the first installment payment of $200,000 for October 1999. By an amendment dated October 16, 2000, the 2000 payment was extended to August 31, 2001, which the Company failed to make, and as of fiscal year ended 2002, the Company decided to abandon the option.

Plan of Operations

Exploration Activities

All of the properties and interest in which the Company owns are in the exploration stage only, and the Company does not have an operating mine or conduct any mining activities. The Company’s exploration activities are focused on gold. In the United States, the Company’s major exploration project is the Robertson Mining Claims.      During the fiscal year 2003, the Company focused on reclamation on the Robertson Mining Claims, including reclaiming the bone yard, removing old buildings, and filling drill holes. In addition, in November 2002, the Company conducted a 7,315 ft drilling program on the Carve-Out Claims of the Robertson Mining Claims with follow-up drilling in the immediate vicinity of existing drill hole. No significant mineralization was encountered.

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

Environmental Regulations

The Company’s exploration programs in Nevada and California are subject to state and federal regulations regarding environmental considerations. All operations involving the exploration for the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of exploration or production operations. Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection. Such legislation, as well as further interpretation of existing laws in the United States, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of operations, the extent of which cannot be predicted. Environmental problems known to exist at this time in the United States may not be in compliance with regulations that may come into existence in the future. This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such problem and could substantially reduce earnings. At the present time, the Company’s exploration activities in Nevada are in compliance with all known environmental requirements.

C.	Organizational Structure

The Company has two wholly-owned subsidiaries, Coral Energy Corporation of California, a California corporation which holds title to the Company’s California real property, and Coral Resources, Inc., a Nevada corporation, which holds title to the Company’s mining claims located in Nevada.

D.	Property, Plant and Equipment

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured resources” and “indicated resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Presently, the Company is an “exploration stage company”, as all of the Company’s properties are currently in the exploratory stage of development. In order to determine if a commercially viable mineral deposit exists in any of the Company’s properties further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

The Company’s primary focus has been on the Robertson Mining Claims, in Nevada, United States.

Robertson Mining Claims, Nevada, U.S.A

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

These mining claims have been acquired over a period of several years from different sources. The entire Robertson Mining Claims are subject to (i) a 3% net smelter royalty to Geomex Development Eighth Partnership (“Geomex 8”), which royalty shall cease at such time as the sum of US $1,250,000 has been paid to Geomex 8, and (ii) subject to various mining leases requiring minimum annual advanced royalties ranging from 2% to 10% of net smelter returns (see Table at p. 11 below).

There is no underground or surface plant or equipment located on the Robertson Property.

MAP AREA
NEVADA
ROBERTSON MINING CLAIMS
ELKO COUNTY
HUMBOLDT COUNTY
PERSHING COUNTY
LANDER COUNTY
EUREKA COUNTY
CHURCHILL COUNTY
WHITE PINE COUNTY
NYE COUNTY
95
225
80
766
305
306
278
50
376
WINNEMUCCA
BATTLE MTN.
CARLIN
ELKO
CRESCENT VALLEY
AUSTIN
N
Location Map
Robertson Property
Lander County, Nevada
Jan 2004
R.McCusker
S.Taylor
gis4geology@hotmail.com
0 50 100 Kilometers
0 25 50 75 Miles

Lander Ranch
Target
N
Gold Pan Zone
Porphyry Zone
39A Zone
Triplet Gulch
Altenburg Hill
EXCLUDED
CLAIMS
RUF
0
1
Miles
Gold Acres
Fault
Robertson Property
100% Coral Gold
Other Coral Projects
in Crescent Valley Region
NORMA
SASS
Pipeline Fault

Robertson Property

The Robertson Property are the subject of a technical report dated January 15, 2004 prepared by Robert T. McCusker, P.Geol., entitled “Geological Report on the Robertson Property”, in accordance with the requirements of NI 43-101 (the “McCusker Report”). The following information concerning the Robertson Property is extracted from the McCusker Report. The reader is referred to the entire text of the McCusker Report, a copy of which is available under the Company’s filings on SEDAR at www.sedar.com.

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

The Robertson Property consists of 428 unpatented federal lode, 94 placer claims, nine patented lode claims and one unpatented mill site, covering over 4,500 acres. Two groups of claims totaling 82 claims are non-contiguous with the core group of claims. The Company controls the surface and mineral tenures within the project area through recorded title, or through mining lease and mining lease with option to purchase agreements of the patented and unpatented mining claims. The Company’s wholly-owned subsidiary, Coral Resources, Inc., is the owner of record with 100% interest in 343 claims and controls an additional 189 claims through a variety of mineral leases, as more particularly described below.

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

MINING LEASE AND OPTION AGREEMENTS

Company/Date	Number of Claims	Option Pmt.	Production Royalty	Advance Royalty Pmt.
Tenabo Gold Mining Co. Nov. 30, 1975	13	$2M	8% NSR	$12,000/yr
Fannie Komp Sept. 16, 1986	76	$1M	5% NSR	$24,000/yr
Florence Johnson Nov. 5, 1986	16	$50,000	5% GSR	$1,800/yr

Company/Date	Number of Claims	Option Pmt.	Production Royalty	Advance Royalty Pmt.
Northern Nevada Au, Inc Sept. 30, 1986	12	$0.3M	4% GSR	$9,600/yr
Albany Gold Corp. (Geomex)	All	$1.25M	3% NSR	None/yr
Mauzy, et al Apr. 21, 1989	36	$0.75M	5% NSR	$14,400/yr
Marcus Corp. July 31, 1997	36	$2.5M(cap)	10% NSR	$6,000/yr

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

Water is currently supplied to the project by the “Komp” well (Permit No. 50683), located in Section 10, Township 28 North, Range 47 East. Use of the well by the Company was granted as part of the “Fanny Komp” mining lease agreement. In 1994, Amax filed two applications to appropriate ground water (Permit No. 59780 and 59781). The filings progressed to “ready-for-action” status at that time, but were never approved because Amax subsequently withdrew from the project.

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

During the period 1966-70, a number of companies explored the district in search of porphyry copper-style mineralization. In 1968, while drilling a series of shallow rotary holes near the Gold Pan mine, Superior Oil discovered a small, but relatively high-grade zone of gold at shallow depths in what is now known as the Gold Pan Zone. However, with additional drilling, Superior quickly lost interest in the district. They were soon followed by a number of mainly Vancouver-based junior mining companies, including Placer Development (1974-75), Teck Corporation (1977), Aaron Mining Ltd. (1975-86), and E & B Exploration Ltd. (1980-81), all of whom sporadically explored the Tenabo area with limited success. A summary of the drilling completed by these companies prior to the Company’s involvement (1986) is presented in the Table below:

Summary of Pre-Coral Drilling Activities at Robertson Property

Company	Date of Activity	Number and Type of Holes Drilled	Drill Footage(ft)	Target
Superior Oil	1968-70	92 Conv. Rotary	c. 32,000	Gold Pan
Placer Dev.	1973-74	23 Conv. Rotary	c. 3,500	none
Teck Corp.	1977	none	none	none
Aaron	1977	7 Conv. Rotary	c.300	Gold Quartz
E & B Exploration	1980-81	148 Rev. Circlulation	30,807	Gold Pan
Totals		270	65,407

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

During the later stages of the Company’s exploration program, they completed two “deep” reverse circulation holes that reached depths of 1,400 ft and 1,810 ft, respectively. In addition to resource definition, the Company also embarked on a program of district-wide exploratory and follow-up drilling of numerous surface anomalies.

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

In 1998, Cortez Gold Mines (a joint venture owned by Placer and Kennecott) entered into an Option and Earn-In Agreement with the Company in which Cortez could earn a 70% interest in the Robertson Property by producing a bankable feasibility study. The focus of their exploration was to expand the 39A Zone and test a number of outlying targets. During 1999, Cortez completed 46 reverse circulation drill holes and a single flood rotary hole, totaling 57,000 ft. Of the thirteen holes directed at expanding the 39A Zone, only two holes, 99401 and 99413 encountered significant mineralization. This drilling program did little to expand the resource. Of the remaining holes drilled by Cortez, only two holes (99406 and 99419) encountered significant mineralization. Both holes were designed to offset and (or) follow up existing drill intersections and surface gold anomalies.

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

Intruding the thick Paleozoic sequence is an elliptical-shaped, composite granodiorite stock (or lacolith) of Eocene age. The orientation of the principal axis of the stock is approximately east-west. Associated with it are numerous dikes, sills and plugs that vary in composition from diorite, the earliest known intrusion, to rhyolite, the latest. Most of the identified gold resources, including the Porphyry, Gold Pan and 39A Zones, lie along or near the northern contact of the composite stock. A series of narrow and laterally continuous (up to 1,600 ft) intrusive “pebble” dikes extend northward from the northern contact of the granodiorite stock. Near contacts with the Tertiary intrusions, many of the sedimentary and volcanic rocks, and early phases of the stock, have undergone significant thermal metamorphism, intense recrystallization, bleaching and pervasive metasomatism. Many of these rocks have been converted to layered sequences of biotite, “quartz” and calc-silicate hornfels, marble, exoskarn and endoskarn.

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

The following is a summary of the main minerals identified at the Robertson Property:

native gold	native silver	electrum	pyrite
pyrrhotite	marcasite	arsenopyrite	stibnite
chalcopyrite	sphalerite	galena	bournonite
acanthite	loellingite	gersdorffite	tetradymite
petzite	hessite	hedleyite	tellurobismuthite
altaite	tetrhdrite	bornite	chalcocite
covellite	digenite	native copper	cuprite
chysocolla	azurite	goethite	magnetite
hermatite	illmenite	scorodite

Mineral Resource Estimates:

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

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured resources” and “indicated resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Robertson Property Indicated Resource Estimate (2001)

Zone	Cutoff Grade (oz Au/t)	Million Short Tons Ore	Au Grade (oz/ton)
39A	0.02	2.80	0.101
39A*	0.05	1.54	0.130

Zone	Cutoff Grade (oz Au/t)	Million Short Tons Ore	Au Grade (oz/ton)
Porphyry	0.02	3.95	0.040
Gold Pan**	0.02	2.97	0.038
Altenburg Hill	0.02	1.25	0.024
Total:		10.97	0.053
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

Proposed Exploration:

The Company believes that there is a potential for discovery of additional mineral resources on the Robertson Property. The Company plans to continue to explore the Robertson Property or seek third party partners for further exploration.

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

Norma Sass and Ruf Claims, Nevada, U.S.A

The Company currently owns a 66-2/3% interest in the Norma Sass and Ruf Claims, which originally were a part of the Carved-Out Claims, after an option agreement with Levon Resources Ltd. (“Levon) was amended on October 3, 2002 transferring to Levon a 33-1/3 interest in the Norma Sass and Ruf Claims. Levon is a British Columbia company also engaged in the exploration of precious minerals and has four (4) directors in common to the Company.

On December 4, 2002, the Company granted an option to acquire a 33-1/3% interest in the Norma Sass and Ruf Claims to Goldfranchise Corporation (“Goldfranchise”). In order to earn the interest, Goldfranchise must:

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

JDN Claims, Nevada, U.S.A. (formerly known as the JD Mining Claim)

On December 16, 1986, the Company acquired six mining claims on 550 acres of land near Crescent Valley (Lander County), Nevada for US $10,000. The Company located an additional 28 unpatented lode mining claims covering some 30 acres in May 1996 and acquired a 100% interest by staking the “JDN Claims”. The JDN Claims are located approximately three miles north of the Robertson Mining Claims. In 1987, geological mapping was conducted. In fiscal year 1994, the Company optioned a 50% interest in the JDN claims to Mill Bay Ventures Inc., formerly First International Metals Corp. (“Mill Bay”), a company with two (2) directors in common to the Company, for $10,000 and an initial installment of 50,000 shares of common shares of Mill Bay. On February 5, 1997, Mill Bay exercised the option by issuing to the Company an additional 50,000 common shares and completion of specified exploration work.

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

C-Eagle Claims, Nevada, U.S.A.

In 1987, the Company acquired a 100% interest in the C-Eagle Claims. The C-Eagle Claims consist of 15 lode mineral claims, and are located at Corral Canyon, in Lander County, Nevada, approximately 16 kilometers north-northwest of Placer’s Cortez gold mine and comprises a total of approximately 646 acres. The C-Eagle Claims are approximately three miles west of Crescent Valley, Nevada, and approximately 18 miles southeast of Battle Mountain, Nevada. Access to the C-Eagle Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 90 kilometers and then an additional 13 kilometers on a gravel access road from the community of Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property.

The C-Eagle Claims are subject to a 3% net smelter royalty to Geomex Development Eighth Partnership (“Geomex 8”), which royalty shall cease at such time as the sum of US $1,250,000 has been paid to Geomex 8.

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

Ludlow Property, California, U.S.A.

The Company owns certain mining property consisting of approximately 128 acres in San Bernardino County, California (the “Ludlow Property”). The purchase price for the Ludlow Property was $28,187 and as of January 31, 2000, the Company has expended $36,885 on exploration costs. The property is located approximately six miles south of Ludlow, California, and is readily accessible by dirt road from Ludlow. Ludlow lies at the western junction of U.S. Highway 40 and Route 66. Old wagon roads allow any part of the property to be reached by an easy walk. The Ludlow property has previously been explored as evidenced by trenches, pits and shallow shafts and adits. The only recorded data relating to previous exploration applies to the Baghdad-Chase Mine which lies approximately 2 kilometers to the south of the Ludlow Property.

There has been no underground exploration or development work done on the claims by the Company other than geochemical soil sampling and, to the Company’s knowledge, there is no record of the previous work carried out on the claims as indicated by the evidence of trenches, pits and shallow shafts and adits that are located thereon. No exploration work has been performed on the property for the past five fiscal years. In order to keep the mining title to the Ludlow Property in good standing, the Company is required to pay property taxes. As of fiscal year 2001, the Company has written down the Ludlow Property to a nominal value. There is no surface or underground plant or equipment on the Ludlow Property, nor any known body of commercial ore.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended January 31, 2003 and 2004, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

A.	Operating Results

The principal business of the Company has been the acquisition and exploration of precious mineral properties and, where warranted, developing and mining such properties, particularly those judged by the Company to be potentially valuable for gold. The Company’s mining claims are located in the states of Nevada and California in the United States. None of the Company’s mineral properties are in production and the Company has received no revenues.

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

During the second/third quarters, after assessing the exploration data on the 100% owned Robertson property, the Board approved a drill program to include a minimum of 10,000 feet. However, prior to the commencement of the program, an unexpected random review by British Columbia Securities Commission of Coral’s continuous disclosure documents resulted in the immediate need for the Company to prepare a new technical report in compliance with NI 43-101 to update the historical technical reports prepared prior to 1999 on the Robertson Property. This resulted in certain on-going issues being put on hold including the drilling program and equity financings of approximately $1,030,000.

In order to expedite the technical report, the Company pulled Robert McCusker, P. Geo., off the drill program to prepare the technical report, thus postponing the program. The technical report was completed in February 2004. In Management’s opinion, Mr. McCusker was the best qualified person to prepare the technical report because he was the Senior Geologist for Amax Explorations Inc., where a large portion of the historical data was obtained.

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

During the year ended January 31, 2004, the Company incurred a net loss of $753,596 or $0.03 per share (2003 – a net loss of $755,999 or $0.03; 2002 – a net loss of $1,128,401 or per share of $0.05). The Company recorded a loss in foreign exchange $140,623 relating to advances to the Company’s US subsidiary, Coral Resources Inc. which holds the Company’s Robertson Property. Investments were written down by $19,007 to reflect the current market value of the 400,000 common shares the Company holds in Levon Resources Ltd. These shares were acquired over several years pursuant to the terms of an option the Company granted to Levon on the Ruff and Norma Sass Property. An amount of $4,968 incurred on miscellaneous properties to keep them in good standing was also expensed. A recovery of $36,320 was recorded against an allowance set-up in 2002 for an outstanding debt. The Company incurred corporate and administrative expenses of $640,502 compared to 2003 of $538,893.

Administrative Expenses for the fiscal year ended January 31, 2004 increased by 18.5% or $101,609, when compared to the 2003 fiscal year. During the year, legal fees declined by approximately $30,024 from $110,595 to $80,571 as a result of the Company doing more corporate filings in-house. Investor relations and shareholder information increased by $41,603 from $101,614 in 2003 to $143,217 in 2004 as a result of the more aggressive approach the Company took to public awareness by running internet banner ads, reconstruction of the Company’s web-site and preparing promotional material. Listing and filing fees increased by $23,262 as a result of the increase in both the volume of filings made by the Company during the year and the increased fees charged by the regulatory bodies for filing such documents. Salaries and office services and supplies increased by $59,548 from $155,445 to $174,999 due to an increase in support staff and up-grading office equipment leases.

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

Inflation

Historically, inflation has not affected the Company’s business in the current locations where it is doing business and the Company does not expect it to affect the Company’s operations in the future.

B.	Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital to acquire and explore resource properties. At January 31, 2004, the Company has working capital of $2,601,586. The Company feels it has sufficient working capital to meet its current obligations and operating expenses.

Investor Relations

The Company has an investor relations contract with The Haft Group, Inc. a public relations company headquartered and based in New York City. The Company agreed to retain the Group at a fee of US $3,000 per month, plus reimbursement of out-of-pocket expense, and a reasonable finder’s fee of the total dollar value raised for introducing the company to any sources of financing. The Agreement is for an initial four month period, and will automatically renew and continue in full force and effect on a month to month basis, unless terminated by either party. Mr. Haft was a partner and principal of two NYSE member firms, which have since merged with other entities. His business career also includes serving as senior vice president of public relations for Warner Communications. This contract completed on January 2004.

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

The following is a list of the Company’s directors and officers as of fiscal year ended January 31, 2004. The directors were elected by the Company’s shareholders on July 22, 2004.

Name	Position Held	Principal Occupation	Director Since
Lloyd Andrews	Chairman and Director	Chairman and Director of Berkley Resources Inc., Bralorne Pioneer Gold Mines Ltd. and the Company	September 1997

Name	Position Held	Principal Occupation	Director Since
Matt Wayrynen(1)	President (CEO) and Director

President and Director of the Company; Vice President Operations and Director of Bralorne-Pioneer Gold Mines Ltd.; President and Director of Berkley Resources Inc. and the Director of one other reporting company

June 2002
Chris Sampson	Vice President Exploration and Director	Director and Vice President Exploration of the Company; Professional Engineer; Director of other reporting issuers (public mining companies).	February 1996
Louis Wolfin	Director and Former President and CEO	Director of the Company; Director and CEO of Bralorne-Pioneer Gold Mines Ltd.; Director of three other reporting issuers	June 1990
Ernest Calvert	Director	Director of Coral; Director of three other reporting issuers (public mining companies).	June 1990

Dr. Joseph H. Cohen	Director	Director of the Company; Corporate Consultant	May 2001
William Glasier	Director	Director of the Company; Director of four other reporting issuers (public mining companies).	August 1990
Florian Riedl-Riedenstein	Director	Director of the Company; Director of one other public mining company; Independent Financial Consultant	March 1994

Name	Position Held	Principal Occupation	Director Since

David Wolfin(2)	Director

Director of the Company; Vice President Finance and Director of Bralorne-Pioneer Gold Mines Ltd.; President of Gray Rock Resources Ltd.; President and Director of Avino Silver and Gold Mine, Ltd.; and the director of one other public reporting issuers

September 1997
Robert Schilling	Director	Director of the Company; Self-employed Business Consultant.	June 2001
(1)	Mr. Matt Wayrynen is the son-in-law of Mr. Louis Wolfin.
(2)	Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.	Compensation

The following table sets forth particulars concerning the compensation of the named executive officers as defined in Form 51-904F B.C. Securities Act and Rules for the Company’s fiscal year ended January 31, 2004.

At the end of the Company's most recently completed financial year, the Company had one Named Executive Officer, Matt Wayrynen, the Company's President (CEO).

Summary Compensation Table
	Annual Compensation				Long-Term Compensation Awards
Name/Principal Position	Year	Salary(1) $	Bonus for the Year $	Other Annual Compensation $	Securities Under Options/SARs Granted (#)(2)	Restricted Shares/Units Awarded $	All Other Compensation $
Matt Wayrynen, President (CEO)	2004 2003 2002	90,000 84,500 5,000(3)	- - -	- - -	400,000 400,000 500,000	- - -	- - -

_________________________

(1)	No employee earned in excess of $100,000.
(2)	Represents total Common Shares under options as of the end of the fiscal year.
(3)	Represents one month of remuneration.

Termination of Employment, Changes in Responsibilities and Employment Contracts

There is no employment contract between the Company or its subsidiaries and the named executive officer and the Company has no compensatory plan or arrangement with respect to the named executive officer in the event of the resignation, retirement or any other termination of the named executive officer’s employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the named executive officer’s responsibilities following a change in control, where in respect of the named executive officer the value of such compensation exceeds $100,000.

C.	Board Practices

The board of directors is comprised of 10 directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board’s mandate and responsibilities can be effectively and efficiently administered at is current size. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 18, 2004, the shareholders elected Lloyd Andrews, Matt Wayrynen, Louis Wolfin, Chris Sampson, Ernest A.W. Calvert, Dr. Joseph H. Cohen, William Glasier, Florian Riedl-Riedenstein, Robert Schilling and David Wolfin as directors. Subsequent to the annual meeting, Mr. Schilling and Cohen have resigned.

The board has considered the relationships of each director to Coral and considers four of the ten directors to be “unrelated” (Messrs. Andrews, Schilling, Cohen and Sampson). “Unrelated director” as the term is defined in the TSX Company Manual, means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interest and relationships arising solely from shareholdings.

Three of the directors who are considered related (Messrs. David Wolfin, Louis Wolfin and Matt Wayrynen) are related by family. Three other directors considered related (Calvert, Glasier, Riedl-Riedenstein) are on the board of directors of Levon Resources Ltd, a company with which the Company has a joint venture on the Norma Sass and Ruf Claims in Nevada.

The board has addressed the related directorship issues and intends, given a transitional period, to eventually be comprised of a majority of unrelated directors. Procedures are in place to allow the board to function independently. At the present time the board has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. The Company’s chairman and independent directors meet in the absence of managing directors. Committees meet independent of management and other directors. Committees appoint a chairman from their number who presides over the committee meetings.

Mandate of the Board of Directors, its Committees and Management

The role of the board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the board of directions for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The board reviews the personnel needs of the Company from time to time, have particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the audit committee, and in conjunction with its auditors, the board assesses the adequacy of the Company’s internal control and management information systems. The board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal mandate for the board of directors and the chief executive officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the board.

The board has established that they will meet at a minimum of every three months, unless additional meetings are required. The board and committee’s may take action at these regular held meetings or at a meeting by conference call or by written consent.

The board has created four committees, all of which have the mandates set out below.

Committees

Corporate Governance and Nominating Committee

The corporate governance and nominating committees assist the board in establishing the Company’s corporate governance policies and practices generally, identifying individuals qualified to become members of the board, reviewing the composition and functioning of the board and its committees and making recommendations to the board of directors as appropriate. When considering nominees to the board the committee’s mandate requires that it consider the current composition of the board and give consideration to candidates having experience in the industry, life experience and background. The committee is also responsible for the Company’s corporate governance guidelines. The committee may retain legal or other advisors.

The corporate governance and nominating Committee consist of three directors (Messrs. Lloyd Andrews, William Glasier, and Chris Sampson). Messrs. Sampson and Andrews are the unrelated directors. It is intended that this committee will eventually be comprise solely of unrelated/independent directors.

Audit Committee

The audit committee assists the board in its oversight of the Company’s financial statements and other related public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The committee has direct communications channels with the Company’s auditors. The committee reviews the Company’s financial statements and related management’s discussion and analysis of financial and operating results. The committee can retain legal, accounting or other advisors.

The audit committee consists of three related directors (Messrs. David Wolfin, Matt Wayrynen and William Glasier) all of whom are financially literate, and Mr. William Glasier has accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

It is intended that this committee eventually will be comprised solely of unrelated directors.

The board has adopted a charter for the audit committee which is reviewed annually and sets out the role and oversight responsibilities of the audit committee with respect to:

•

its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

•	determination of which non-audit services the external auditor is prohibited from providing;

•	the engagement, evaluation, remuneration, and termination of the external auditors;

•	appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the audit committee;

•	its relationship with and expectation of the internal auditor;

•	its oversight of internal control;

•	disclosure of financial and related information; and

•	any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

Compensation Committee

The compensation committee assists the board in monitoring, reviewing and approving compensation policies and administering the Company’s share compensation plans. The committee is responsible for reviewing and making recommendations to the board with respect to director and senior management compensation. When granting stock options, the committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the terms of the plan, and the approval of the board. The committee may consider changes to the remuneration of directors, which may be appropriate from time to time. The committee may retain legal or other advisors to assist it.

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

Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date

Non-Named Executive

Officer/Directors

Lloyd Andrews

Lloyd Andrews

Louis Wolfin

Robert Schilling

F. Riedl-Riedenstein

Ernest Calvert

William Glasier

Joseph Cohen

Chris Sampson

Andrea Regnier

David Wolfin

Other Insiders

Nil

	250,000 50,000 500,000 100,000 75,000 50,000 50,000 50,000 50,000 30,000 70,000	$0.25 $0.25 $0.25 $0.25 $0.25 $0.25 $0.25 $0.25 $0.25 $0.25 $0.25	April 11, 2002 September 5, 2000 September 5, 2000 September 5, 2000 September 5, 2000 September 5, 2000 September 5, 2000 September 5, 2000 September 5, 2000 September 5, 2000 September 5, 2000	September 5, 2005 September 5, 2005 September 5, 2005 September 5, 2005 September 5, 2005 September 5, 2005 September 5, 2005 September 5, 2005 September 5, 2005 September 5, 2005 September 5, 2005

D.	Employees

The Company has three part-time employees, one located in Nevada, United States, and two located in Canada.

E.	Share Ownership

The following table sets for the share ownership of the directors and officers of the Company as of June 20, 2004.

Name of Beneficial Owner	Number of Shares	Percent
Matt Wayrynen	2,397	*
Louis Wolfin	1,541,018	4.4%
Chris Sampson	71,000	*
Ernest Calvert	0	*

Name of Beneficial Owner	Number of Shares	Percent
Lloyd Andrews	209,000	*
Dr. Joseph H. Cohen	0	*
William Glasier	146,200	*
Florian Riedl-Riedenstein	75,000	*
David Wolfin	1,000	*
Robert Schilling	5,000	*

____________

*	Less than one percent

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Summary Options Table

Name of Executive Officer	Securities Under Option Granted	% of Total Options Granted to Employees in Financial Year	Executive or base Price ($/Security)	Market Value of Securities underlying Options on Date of Grant ($/Security)	Expiration Date
Matt Wayrynen	500,000	66.66%	$0.25	$0.25	September 5, 2005
Lloyd Andrews	250,000	33.33%	$0.25	$0.25	September 5, 2005

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL
YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Common Shares Acquired on Exercise	Aggregate Value Realized	Unexercised Options at January 31, 2004		Value of Unexercised In- the-Money Options at January 31, 2004
			Exercisable	Unexercisable	Exercisable	Unexercisable
Matt Wayrynen Lloyd Andrews Robert Schilling F. Riedl-Riedenstein Ernest Calvert William Glasier Joseph Cohen Chris Sampson Louis Wolfin David Wolfin Andrea Regnier	- - - - - - - - - 30,000 20,000	$42,000 - - - - - - - - $5,400 $9,000	400,000 300,000 50,000 50,000 50,000 50,000 50,000 50,000 500,000 70,000 30,000	- - - - - - - - - - -	$108,000 $81,000 $13,500 $13,500 $13,500 $13,500 $13,500 $13,500 $135,000 $18,900 $8,100	- - - - - - - - - - -

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government.

As of June 20, 2004, the Company knows of no person who owned more than five (5%) of the outstanding shares of each class of the Company’s voting securities. The following tables set forth the total shares owned by the officers and directors as a group as of June 20, 2004:

Name	Number of Shares of Common Stock Owned	Percent of Class
All Officers and Directors as a Group (8 persons)	2,050,615	5.91%
B.	Related Party Transactions

In June 1990, the Company entered into an agreement with Oniva International Services Corp. (“Oniva”). Pursuant to the agreement, the Company paid Oniva for providing administrative, accounting and shareholder relation services, an amount equal to twenty percent (20%) of Oniva’s overhead expenses and 100% of the actual expenditures paid by Oniva on behalf of the Company. On October 1, 1997, Oniva and the Company entered into a new administrative services contract whereby Oniva will provide general office administrative and secretarial services, provide booking services; meet with the Company’s professional representatives; provide shareholder relation services; and provide interim or bridge financing provided that Oniva’s financial condition, as determined by Oniva in its sole discretion, allows for such financing. For its services, the Company shall pay Oniva 20% of Oniva’s office overhead expenses, 100% of Oniva’s out-of-pocket expenses, and a fee equal to 10% of the total sum paid by the Company to Oniva. The administrative services contract had an initial term of one year and is automatically renewed unless terminated by the Company by giving one-month notice prior to the expiration date. Oniva has four shares issued in trust with Messrs. Wolfin and Calvert on behalf of the Company and three other companies. Messrs. Wolfin and Calvert are the only directors of Oniva. For fiscal years 2004, 2003 and 2002, the Company paid Oniva an aggregate of $107,393, $63,192 and $35,191, respectively.

Under a Management Consulting Agreement dated February 1, 1996, between the Company and Frobisher Securities Inc., a private company controlled by the director and former president of the Company, Louis Wolfin, the Company pays Frobisher a remuneration of $5,000 per month plus out of pocket expenses. On March 31, 2002, the agreement was terminated.

On April 1, 2002, the Company entered into a Consulting Agreement with Wear Wolfin Designs Ltd. (“Wear Wolfin”) pursuant to which the Company has agreed to pay Wear Wolfin $5,000 per month for a term of three (3) years. On September 1, 2002, this agreement was amended to provide for $90,000 per annum. Wear Wolfin is a non-reporting British Columbia company controlled by the family of Matt Wayrynen, the president and director of the Company. The agreement may be terminated by either party on 30 days notice. For fiscal year 2004, the Company paid Wear Wolfin an aggregate of $90,000.

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

C.	Interest of Experts and Counsel.

Not Applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors Report.
•	Consolidated Balance Sheet for years ended January 31, 2004, 2003 and 2002.
•	Consolidated Statement of Operations and Deficit for the years ended January 31, 2004, 2003 and 2002.
•	Consolidated Statement of Cash flows for the years January 31, 2004, 2003 and 2002.
•	Consolidated Statement of Mineral Properties for the years January 31, 2004, 2003 and 2002.
•	Notes to Consolidated Financial Statements for the years January 31, 2004, 2003 and 2002.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.	Significant Changes

None.

Item 9.	The Offering and Listing

A.	Price History of Stock

The Common stock of the Company is listed on the TSX Venture Exchange under the symbol “CLH.V” and in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol CLHVF.

As of June 30, 2004, there were 335 record holders in the United States holding 15.28% of the Company’s outstanding common stock representing approximately 83.75% of the total shareholders. The Company’s Common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common stock.

The high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company’ common stock and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, subsequent period, and for each quarter for the last two fiscal years.

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

The Company’s common stock is listed in TSX Venture Exchange under the symbol “CLH.V” and in the United States on the National Association of Securities Dealers OTC Bulletin Board under the symbol "CLHVF."

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

The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia and be of the full age of 18 years. There is no minimum share ownership to be a Director. No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the “BC Securities” or the BC Mortgage Brokers Act” canceled within the last five years.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”

In accordance with British Columbia law, directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than 3/4 of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company’s articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C.	Material Contracts

None.

D.	Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See “Taxation.”

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a "Canadian" as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2004 is any amount in excess of $137 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

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

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property (a “U.S. Holder”). This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company.

The Company believes that it is a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look- through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a “qualified electing fund” (a “QEF”) (described below), or (ii) marks the stock to market (described below), the following rules apply:

1. Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

2. The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder’s basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder’s election year). A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder’s holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect. The PFIC Annual Information Statement must include the shareholder’s pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder’s pro rata shares of the PFIC’s ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain. A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly, for each taxable year to which the Section 1295 election applies, must comply with the foregoing submissions.

Because the Company’s stock is “marketable” under section 1296(e), a U.S. Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Controlled Foreign Corporations.

Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations (“CFCs”). A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder’s holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC’s earnings invested in certain U.S. property. The effect is that the CFC provisions may impute some portion of such a corporation’s undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

The Company does not believe that it will be a CFC. It is possible that the Company could become a CFC in the future. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company.

A corporation will be classified as a personal holding company (a “PHC”) if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation’s stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

A corporation will be classified as a foreign personal holding company (an “FPHC”) and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation’s stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC’s undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company (an “FIC”) if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation’s stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder’s ratable share of the corporation's earnings and profits for the period during which such stock was held.

The Company believes that it is not and will not be a PHC, FPHC or FIC. However, no assurance can be given as to the Company’s future status.

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

The Company files annual reports and furnishes other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov).

Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.

I.	Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

A.	TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

The Company's operations do not employ financial instruments or derivatives which are market sensitive and the Company does not have financial market risks.

B.	EXCHANGE RATE SENSITIVITY

The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, however, all of its exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. While most of the Company administrative expenses are paid in Canadian Dollars, all of its operations, specifically land taxes, lease payments, and reclamation work are conducted in U.S. Dollars. Therefore, Company's currency fluctuation exposure is primarily to the US Dollar and the Canadian Dollar. The following table sets forth the percentage of the Company's administrative expense by currency for the year ended January 31, 2004.

By Currency

2004
Canadian Dollar	92%
U.S. Dollar	8%
Total:	100%

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

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent auditors for the fiscal year ended January 31, 2003 was $3,900 and January 31, 2004 was $250.

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

None.
Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

Exhibit Number	Name
1.1	Memorandum of Coral Gold Corp.*

1.2.	Articles of Coral Gold Corp.*

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

13.1	Certificate under section 906

13.2	Consent of Expert

___________________________

* Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:	April 26, 2005	CORAL GOLD RESOURCES, LTD.

By: /s/ Matt Wayrynen	.
Matt Wayrynen, Chief Executive Officer

CORAL GOLD CORP.

(An Exploration Stage Company)

Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

Index

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Consolidated Statements of Mineral Properties

Notes to Consolidated Financial Statements

MOORE STEPHENS
ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CORAL GOLD CORP.

(An Exploration Stage Company)

We have audited the consolidated balance sheets and the consolidated statements of mineral properties of Coral Gold Corp.(An Exploration Stage Company) and subsidiaries ("the Company") as at January 31, 2004, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years then ended and for the cumulative period January 22, 1981 (inception) to January 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presented fairly, in all material respects, the consolidated financial position of the company as at January 31, 2004, 2003 and 2002 and the results of its operations and its cash flows for each of the years and for the cumulative period January 22, 1981 (inception) to January 31, 2004 in accordance with Canadian generally accepted accounting principles.

Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders' equity at January 31, 2004, 2003 and 2002 and the determination of net loss for each of the years in the three-year period ended January 31, 2004 are summarized in note 14.

Vancouver, Canada	"MOORE STEPHENS ELLIS FOSTER LTD."
May 11, 2004	Chartered Accountants

(except as to note 14(a), 14(b) and 14(d)

all of which are as of April 4, 2005)

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

Vancouver, Canada May 11, 2004	"MOORE STEPHENS ELLIS FOSTER LTD." Chartered Accountants

MSEFA partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
- members in principal cities throughout the world

CORAL GOLD CORP.
(An Exploration Stage Company)

Consolidated Balance Sheets
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
	2004	2003	2002

ASSETS

Current
Cash and cash equivalents	$2,567,156	$336,034	$73,629
Advances receivable	56,545	37,287	440,519
Marketable securities	57,359	57,359	80,045
Prepaid expenses	10,976	-	1,500
Share subscriptions receivable	70,645	-	-

Total current assets	2,762,681	430,680	595,693

Investment securities (note 4)	72,575	91,582	91,582

Equipment (note 5)	5,678	3,419	-

Mineral properties (note 6)	7,574,347	7,159,261	5,877,029

Reclamation deposit (note 7)	551,719	1,203,152	-

Total assets	$10,967,000	$8,888,094	$6,564,304

LIABILITIES

Current
Accounts payable and accrued liabilities	$78,347	$230,766	$37,250
Advances payable	82,748	156,733	121,845

Total liabilities	161,095	387,499	159,095

SHAREHOLDERS' EQUITY

Subscriptions received in advance (note 8)	791,720	-	100,000

Share capital (note 9)	29,646,238	27,379,052	24,427,667

Deficit (note 9)	(19,632,053)	(18,878,457)	(18,122,458)

Total shareholders' equity	10,805,905	8,500,595	6,405,209

Commitment (note 10)

Total liabilities and shareholders' equity	$10,967,000	$8,888,094	$6,564,304

The accompanying notes form an integral part of these financial statements.

Approved by the Directors:	"Mathew Wayrynen"	"Louis Wolfin"
	Mathew Wayrynen	Louis Wolfin

CORAL GOLD CORP.
(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit
Years Ended January 31, 2004, 2003, and 2002
(In Canadian Dollars)
	For the period
	January 22, 1981
	(inception) to
	January 31, 2004	2004	2003	2002

Revenue
Sales	$2,176,079	$-	$-	$-

Cost of Sales	(5,383,348)	-	-	-

	(3,207,269)	-	-	-

Expenses
Administrative services	1,058,598	-	-	-
Consulting fees	145,445	29,262	29,622	64,663
Directors fees	49,763	24,000	11,500	-
Investor relations and shareholder information	1,742,122	143,217	101,614	20,769
Legal and accounting	2,317,142	80,571	110,595	32,721
Listing and filing fees	99,315	43,626	20,364	2,968
Management fees	174,500	90,000	84,500	-
Office and miscellaneous	1,861,378	119,556	70,209	69,145
Salaries and benefits	216,479	55,437	45,245	36,711
Transfer agent fees	30,462	11,437	11,253	7,772
Travel	835,618	43,396	53,991	9,322

	8,530,822	640,502	538,893	244,071

Operating loss	(11,738,091)	(640,502)	(538,893)	(244,071)

Other items
Interest income	800,050	15,184	10,926	1,140
Foreign exchange gain (loss)	(184,365)	(140,623)	1,994	32,738
Gain realized on disposition of
option on property	143,552	-	155,823	-
Gain on sale of investment	17,692	-	-	-
Recovery (writedown) of advances receivable	(360,790)	36,320	(352,774)	-
Financing costs	(341,006)	-	-	-
Write-off of investment in expenditures on
resource properties	(7,110,148)	(4,968)	(10,389)	(805,385)
Loss on fixed asset disposals	(32,784)	-	-	-
Writedown of equipment	(16,335)	-	-	(16,335)
Writedown of investment	(690,654)	(19,007)	-	-
Writedown of marketable securities	(119,174)	-	(22,686)	(96,488)

Loss for the year	$(19,632,053)	(753,596)	(755,999)	(1,128,401)

Deficit, beginning of year		(18,878,457)	(18,122,458)	(16,994,057)

Deficit, end of year		$(19,632,053)	$(18,878,457)	$(18,122,458)

Basic and diluted:
Loss per share		$(0.02)	$(0.03)	$(0.05)

Weighted average number of
common shares outstanding	36,863,984	28,054,334	20,959,133

The accompanying notes form an integral part of these financial statements.

CORAL GOLD CORP.
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
Years Ended January 31, 2004, 2003, and 2002
(In Canadian Dollars)
	For the period
	January 22, 1981
	(inception) to
	January 31, 2004	2004	2003	2002

Cash flows from (used in)
operating activities
Loss for the year	$(19,521,262)	$(753,596)	$(755,999)	$(1,128,401)
Adjustments for items not involving cash:
- amortization	187,071	684	-	-
- writedown of equipment	16,335	-	-	16,335
- writedown of investment	169,661	19,007	-	-
- writedown of mineral properties	6,984,936	4,968	10,389	805,385
- writedown of marketable securities	119,174	-	22,686	96,488
- writedown (recovery) of advances receivable	881,783	(36,320)	352,774	-
- loss on fixed asset disposals	32,784	-	-	-
- gain on sale of investments	(17,692)	-	-	-
- gain realized on disposition of
option on property	(155,823)	-	(155,823)	-
	(11,303,033)	(765,257)	(525,973)	(210,193)
Change in non-cash working capital:
- (increase) decrease in advances receivable	(315,707)	(19,258)	50,458	(168,781)
- (increase) decrease in prepaid expenses	(10,976)	(10,976)	1,500	(1,500)
- marketable securities	(29,124)	-	-	-
- increase in share subscription receivable	(70,645)	(70,645)	-	-
- increase (decrease) in accounts payable
and accrued liabilities	(213,428)	(152,419)	193,516	(26,370)
- increase (decrease) in advances payable	82,748	(73,985)	34,888	106,581
- increase (decrease) in subscription received
in advance	980,220	791,720	(100,000)	100,000
	(10,879,945)	(300,820)	(345,611)	(200,263)

Cash flows from (used in) investing activities
Mineral properties acquisition and
exploration expenditures	(16,799,482)	(420,054)	(1,195,479)	(232,275)
Investment in and advances to Compania Minera
Norte-Sur S.A. de C.V.	(52,884)	-	-	-
Proceeds from sale of mineral
property interest	2,196,242	-	58,681	-
Proceeds on sale of fixed assets	92,732	-	-	-
Purchase of equipment	(445,691)	(2,943)	(3,419)	-
Purchase of investments	(67,500)	-	-	-
Due from related company	(148,198)	-	-	-
Advances receivable recovered	(435,246)	36,320	-	-
Reclamation deposit	(551,719)	651,433	(1,203,152)	-
	(16,211,746)	264,756	(2,343,369)	(232,275)

Cash flows from financing activities
Issuance of shares for cash, net	29,629,718	2,267,186	2,951,385	482,000

Increase (decrease) in cash
and cash equivalents	2,538,027	2,231,122	262,405	49,462
Cash and cash equivalents,
beginning of year	29,129	336,034	73,629	24,167
Cash and cash equivalents,
end of year	$2,567,156	$2,567,156	$336,034	$73,629
The accompanying notes form an integral part of these financial statements.

CORAL GOLD CORP.
(An Exploration Stage Company)

Consolidated Statements of Mineral Properties
January 31, 2004, 2003, and 2002
(In Canadian Dollars)
			Proceeds of
	Acquisition	Exploration	Interest
	Cost	Expenditures	Disposed of	Total

UNITED STATES

Robertson Property (note 6(a)(i) and 6(a)(iii))

Balance, January 31, 2001	$801,956	$6,913,823	$(1,937,625)	$5,778,154
2002 transactions, net	-	196,909	-	196,909

Balance, January 31, 2002	801,956	7,110,732	(1,937,625)	5,975,063
2003 transactions, net	-	1,184,194	-	1,184,194

Balance, January 31, 2003	801,956	8,294,926	(1,937,625)	7,159,257
2004 transactions, net	-	380,874	-	380,874

Balance, January 31, 2004	$801,956	$8,675,800	$(1,937,625)	$7,540,131

Ruf and Norma Sass Properties (note 6(a)(ii)

Balance, January 31, 2001	$-	$38,406	$(136,443)	$(98,037)
2002 transactions, net	-	-	-	-

Balance, January 31, 2002	-	38,406	(136,443)	(98,037)
2003 transactions, net	-	896	97,142	98,038

Balance, January 31, 2003	-	39,302	(39,301)	1
2004 transactions, net	-	34,212	-	34,212

Balance, January 31, 2004	$-	$73,514	$(39,301)	$34,213

Eagle Property (note 6(b))

Balance, January 31, 2002,
2003 and 2004	$1	$-	$-	$1

Ludlow Property (note 6(c))

Balance, January 31, 2002,
2003 and 2004	$1	$-	$-	$1

JDN Property (note 6(d))

Balance, January 31, 2002,
2003 and 2004	$1	$-	$-	$1

Total Properties	$801,959	$8,749,314	$(1,976,926)	$7,574,347

The accompanying notes form an integral part of these financial statements.

CORAL GOLD CORP.

(An Exploration Stage Company)

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

(An Exploration Stage Company)

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

(An Exploration Stage Company)

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

(e)	Equipment

Equipment was recorded at cost. Amortization is changed to earnings in amounts sufficient to allocate costs over their estimated useful lives on a straight-line basis using the following annual rate pro-rated from initial utilization:

	Equipment	20%
(f)	Fair Value of Financial Instruments

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

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

3.	Significant Accounting Policies (continued)
	(g)	Foreign Currency Translations

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

The Company re-evaluates the recoverability of long-term assets, including equipment, mineral properties, and investment securities, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company's policy is to writedown assets to their fair value when it is determined that the carrying amount of the asset is not likely to be recovered.

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

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

3.	Significant Accounting Policies (continued)
	(k)	Income Taxes

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

(m)	Intangible Assets

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

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.	Investment Securities
	2004	2003	2002

Levon Resources Ltd. 400,000 common shares	$ 60,089	$ 79,096	$ 79,096

Mill Bay Ventures Inc. (formerly First International Metals Corp.) 72,495 common shares	$ 12,486	$ 12,486	$ 12,486

	$ 72,575	$ 91,582	$ 91,582

Levon Resources Ltd. and Mill Bay Ventures Inc. (formerly First International Metals Corp.) are related to the Company by way of common management and directors.

5.	Equipment
	2004			2003	2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value

Computer hardware	$5,926	$ 684	$5,242	$3,419	$ -
Equipment	436	-	436	-	-
	$6,362	$ 684	$5,678	$3,419	$ -

CORAL GOLD CORP.

(An Exploration Stage Company)

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

(i)	Carve-out Claims – 39% carried interest

By an Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. ("Amax") an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company could elect to have the 51% of its interest reverted to a 39% carried interest.

The Carve-out Claims Option Agreement was assignable by either party. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruff/Sass Claims – see Note 6(a)(ii)) to Levon Resources Ltd., and on March 24, 1997 Amax assigned it's Option to Placer Dome Inc. On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of US $615,359. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement dated July 11, 1997, and the Company exercised its right to have Placer advance the Company's share of venture costs from inception of the Venture to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

(ii)	Ruff/Norma Sass – 66.67% owned

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

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

6.	Mineral Properties (continued)
	(a)	Robertson Property (continued)
(ii) Ruff/Norma Sass – 66.67% owned (continued)

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

(An Exploration Stage Company)

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

(An Exploration Stage Company)

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

The Company has also received $25,000 towards the exercising of stock options and the issuance of 100,000 common shares.

9.	Share Capital and Deficit

Authorized: 50,000,000 common shares without par value.

Issued:

	Shares	Amount	Deficit

Balance, January 31, 2001	20,018,100	$23,945,667	$(16,994,057)
2002 share issuances for cash:
Private placements	2,093,000	482,000	-
2002 loss	-	-	(1,128,401)

Balance, January 31, 2002	22,111,100	24,427,667	(18,122,458)
2003 share issuances for cash:
Private placements	8,297,396	2,078,178	-
Exercise of warrants	4,161,442	1,091,368	-
Exercise of stock options	140,000	35,000	-
Stock issuance costs	-	(253,161)	-
2003 loss	-	-	(755,999)

Balance, January 31, 2003	34,709,938	27,379,052	(18,878,457)
2004 share issuances for cash:
Private placements	7,218,817	1,897,068	-
Exercise of warrants	1,493,100	357,368	-
Exercise of stock options	195,000	48,750	-
Share issuance costs	-	(36,000)	-
2004 loss	-	-	(753,596)

Balance, January 31, 2004	43,616,855	$29,646,238	$(19,632,053)

(a)	At January 31, 2004, the following director and employee stock options are outstanding enabling the holders to acquire additional common shares as follows:
	Number of Shares	Exercise Price	Expiry Date

	1,732,500	$0.25	September 5, 2005

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.	Share Capital and Deficit (continued)
(b)	At January 31, 2004, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:
	Number of Shares	Exercise Price	Expiry Date

	3,648,854	$0.40	June 21, 2004
	2,044,250	$0.36	November 17, 2005
	1,029,567	$0.39	December 19, 2005
	4,145,000	$0.31	October 12, 2005
	10,867,671

The Company has granted founders, directors and certain employees stock options. Stock option activity is summarized as follows:

	Number of Shares	Average Exercise Price (Cdn$)

Balance outstanding, January 31, 2001	1,317,500	$0.27

2002 - Granted	65,000	0.25
- Expired	(105,000)	0.25

Balance outstanding, January 31, 2002	1,277,500	0.27

2003 - Granted	750,000	0.25

Balance outstanding, January 31, 2003	2,027,500	0.25

2004 - Cancelled	(100,000)	0.25
2004 - Exercised	(195,000)	0.25

Balance outstanding, January 31, 2004	1,732,500	$0.25

Options Outstanding				Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.25	1,732,500	0.60	$0.25	1,732,500	$0.25

CORAL GOLD CORP.

(An Exploration Stage Company)

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

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

12.	Income Taxes

The components of the future income tax assets are as follows:

	2004	2003	2002

Future income assets:
Non-capital loss carry-forwards	$ 2,877,000	$ 2,983,000	$ 3,099,000
Earned depletion base	82,000	77,000	81,000
Unused cumulative Canadian exploration expenses	13,000	13,000	12,000
Unused cumulative Canadian development expenses	813,000	764,000	805,000

	3,785,000	3,837,000	3,997,000
Less: valuation allowance	(3,785,000)	(3,837,000)	(3,997,000)

Net future income assets	$ -	$ -	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

At January 31, 2004, the Company had, for Canadian tax purposes, operating losses aggregating approximately $2.640,000.

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2005	$422,000
2006	341,000
2007	400,000
2008	223,000
2009	211,000
2010	477,000
2011	566,000
$2,640,000

The net operating losses available to offset revenues of the US operations are approximately US$3,300,000 and expire at various times through 2016.

CORAL GOLD CORP.

(An Exploration Stage Company)

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

Restatement of Financial Statements

Mineral property acquisition costs were originally accounted for as an asset on the balance sheet. For U.S. reporting purposes, the treatment of these costs was revised retroactively as the recoverability did not warrant the capitalizing of the claims. The revision has resulted in the reducing of total assets by $801,954 with a corresponding increase in the deficit by the same amount.

Originally, foreign exchange gains (losses) were reported as reconciling items in identifying difference between Canadian and United States GAAP. The treatment of these costs was revised as they did not represent GAAP differences.

(i)	Reconciliation of Total Assets and Liabilities
	2004 (as restated)	2003 (as restated)	2002 (as restated)

Total assets per CDN GAAP	$10,967,000	$8,888,094	$6,564,304
Mineral properties	(7,574,347)	(7,159,261)	(5,877,029)

Total assets per US GAAP	$3,392,653	$1,728,833	$687,275

Total liabilities per US/CDN GAAP	$161,095	$387,499	$159,095

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)
(a)	Reconciliation of Consolidated Balance Sheet items (continued):
	(ii)	Reconciliation of Deficit under U.S. GAAP
	2004 (as restated)	2003 (as restated)	2002 (as restated)

Deficit end of year per CDN GAAP	$(19,632,053)	$(18,878,457)	$(18,122,458)
Stock compensation expense	(60,000)	(60,000)	-
Deferred exploration expenditures, net	(7,574,347)	(7,159,261)	(5,877,029)
Mineral property acquisition costs	-	-	(700,000)
Unrealized loss on marketable securities	119,174	119,174	96,488
Unrealized loss on investment securities	19,007	-	-

Deficit end of year per US GAAP	$(27,128,219)	$(25,978,544)	$(24,602,999)

(b)	Reconciliation of Consolidated Statement of Income items:

Reconciliation of Net Loss under U.S. GAAP

	Year ended January 31, 2004 (as restated)	Year ended January 31, 2003 (as restated)	Year ended January 31, 2002 (as restated)

Net loss for the year per CDN GAAP	$(753,596)	$(755,999)	$(1,128,401)
Deferred exploration expenditures	(420,054)	(1,351,302)	(196,909)
Stock based compensation expense	-	(60,000)	-
Writedown of deferred exploration expenditures	4,968	10,389	70,019
Writedown of mineral property acquisition costs	-	-	700,000
Change in unrealized (gain) loss of marketable securities	-	22,686	96,488
Unrealized loss on investment security	19,007	-	-
Proceeds of interest disposed of	-	58,681	-
Net loss for the year per U.S. GAAP	$(1,149,675)	$(2,075,545)	$(458,803)

(c)	Loss Per Share U.S. GAAP
	Year Ended	Year Ended	Year Ended
	January 31,	January 31,	January 31,
	2004	2003	2002

Earnings (Loss) Per Share - basic and diluted	$(0.03)	$(0.07)	$(0.02)

CORAL GOLD CORP.

(An Exploration Stage Company)

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

Under US GAAP, a statement of changes in shareholders' equity and comprehensive income in the following format would form a part of the annual financial statement:

Consolidated Statement of Changes in Shareholders' Equity

	Share Capital
	Number of Shares	Amount	Share Sub- scriptions	Additional Paid In Capital	Compre- hensive Income (Loss) (as restated)	Retained Earnings (Deficit) (as restated)	Accumulated Other Compre- hensive Income (Loss) (as restated)	Total Share- holders' Equity (as restated)

Balance forward, January 31, 2001	20,018,100	$23,945,667	$ -	$ -	$ -	$(23,444,196)	$ -	$ 501,471

Share subscriptions	-	-	100,000	-	-	-	-	100,000
Issuance of shares (see Note 9)	2,093,000	482,000	-	-	-	-	-	482,000
Components of comprehensive income:
- net income (loss)	-	-	-	-	(458,803)	(1,158,803)	-	(458,803)
- change in unrealized gain (loss) of marketable securities	-	-	-	-	(96,488)	-	(96,488)	(96,488)

					$(555,291)

Balance, January 31, 2002	22,111,100	$24,427,667	$100,000	$ -		$(24,602,999)	$(96,488)	$ 528,180

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles

(Canadian GAAP And U.S. GAAP) (continued)

(d)	Comprehensive Income (continued)

Consolidated Statement of Changes in Shareholders' Equity (continued)

	Share Capital
	Number of Shares	Amount	Share Sub- scriptions	Additional Paid In Capital	Compre- hensive Income (Loss) (as restated)	Retained Earnings (Deficit) (as restated)	Accumulated Other Compre- hensive Income (Loss) (as restated)	Total Share- holders Equity (as restated)

Balance forward, January 31, 2002	22,111,100	$24,427,667	$ 100,000	$ -	$ -	$(23,902,999)	$(96,488)	$ 528,180

Share subscriptions	-	-	(100,000)	-	-	-	-	(100,000)
Issuance of shares (see Note 9)	12,598,838	2,951,385	-	-	-	-	-	2,951,385
Stock-based compensation expense	-	-	-	60,000	-	-	-	60,000
Components of Comprehensive income:
- net income (loss)	-	-	-	-	(2,075,545)	(2,075,545)	-	(2,075,545)
- change in unrealized gain (loss) of marketable securities	-	-	-	-	(22,686)	-	(22,686)	(22,686)
					$ (2,098,231)

Balance, January 31, 2003	34,709,938	27,379,052	-	60,000		(25,978,544)	(119,174)	1,341,334

Share subscriptions	-	-	791,720	-		-	-	791,720
Issuance of shares (see Note 9)	8,906,917	2,267,186	-	-	-	-	-	2,267,186
Components of comprehensive income:
- net income (loss)	-	-	-	-	(1,149,675)	(1,149,675)	-	(1,149,675)
- change in unrealized gain (loss) of investment security	-	-	-	-	(19,007)	-	(19,007)	(19,007)
					$ (1,168,682)

Balance, January 31, 2004	43,616,855	$29,646,238	$791,720	$60,000		$(27,128,219)	$(138,181)	$3,231,558

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)
(e)	Supplemental Financial Information
(i) Reconciliation of Cash Flows Under U.S. GAAP

Cash Flows from Operating Activities

	2004	2003	2002

Cash provided by (used in) operating activities per CDN GAAP	$(300,820)	$(345,611)	$(200,263)
Deferred exploration expenditures	(420,054)	(1,195,479)	(96,909)
Proceeds of interest disposed of	-	58,681	-

Cash provided by (used in) operating activities per US GAAP	$(720,874)	$(1,482,409)	$(297,172)

Cash Flows from Investing Activities

	2004	2003	2002

Cash provided by (used in) investing activities per CDN GAAP	$264,756	$(2,343,369)	$(232,275)
Deferred exploration expenditures	420,054	1,195,479	96,909
Proceeds from sale of mineral interest	-	(58,681)	-

Cash provided by (used in) investing activities per US GAAP	$684,810	$(1,206,571)	$(135,366)

(f)	Recent account pronouncements

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. The implementation of SFAS No. 149 does not have an impact on these consolidated financial statements.

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)
(f)	Recent account pronouncements (continued)

In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 does not have an impact on these consolidated financial statements.

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

(An Exploration Stage Company)

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

Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's loss for the 2003 year and loss per share:

	2003	2002

Loss for the year:
- as reported (as restated)	$(2,075,545)	$(1,158,803)
- pro-forma (as restated)	$(2,129,399)	$(1,169,215)

Basic and diluted loss per share:
- as reported	$(0.07)	$(0.06)
- pro-forma	$(0.08)	$(0.06)

For the year 2004, there were no reportable differences between the reported amounts and the pro-forma fair value model.

CORAL GOLD CORP.

(An Exploration Stage Company)

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
(iii)	The accounting consequence of various modifications of the terms of a previously fixed stock option or award, and
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

(h)	Statement of Cash Flow
(i) Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	2004	2003	2002
Interest	$ 730	$ 1,315	$ 429
Income taxes	$ -	$ -	$ -

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)
(i)	Additional Disclosure Required by U.S. GAAP
	(i)	Asset Retirement Obligations

Under U.S. GAAP there is a requirement to report the fair value of a liability for an asset retirement obligation in the period in which it occurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are to be capitalized as a part of the carrying value of the long-lived asset to which they relate.

While the Company acknowledges their land mediation obligations, the ultimate amount to be incurred and the timeline for the incurrance is at best uncertain. Management has estimated, on an undiscounted basis and before an adjustment for inflation, that the costs would approximate $277,000. In accordance with U.S. GAAP future asset retirement obligations are not to be recorded in those instances where the timing of or the amounts of remediation costs to be incurred cannot be reasonably estimated. Management will continue with their efforts to assess their asset retirement obligations and the associated liability will be recognized in the period in which sufficient information exists to estimate the costs and date of remediation.

The Company has adopted SFAS No. 143 effective February 1, 2003 for the purposes of the U.S. GAAP reconciliation note. Canadian GAAP was aligned with U.S. GAAP effective February 1, 2004.

(ii)	Concentrations of Credit Risk

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

CORAL GOLD CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

January 31, 2004, 2003 and 2002

(In Canadian Dollars)

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)
(j)	Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

(i)	Advances receivable include $28,003 (2003 - $33,003; 2002 - $415,156) due from companies and/or a joint venture with common management and common directors.
(ii)	Consulting fees of $nil (2003 - $nil; 2002 - $60,000) were paid to a company owned by a director.
(iii)	Management fees of $90,000 (2003 - $74,500; 2002 - $nil) were paid to a company owned by a director.
(iv)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a company with common management.
(v)	Investment securities and marketable securities would be noted as a related party on the balance sheet.
(k)	Deferred Exploration Expenditures

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under US GAAP, all acquisition and the deferred exploration expenditures would have been expensed in the year they were incurred (see note 14(a) to 14(e)).