Form 20-F
period 2005-01-31
CORAL GOLD RESOURCES, LTD.
filed 2005-07-25
CIK 813639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY 31, 2005

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO ___________________

Commission File Number 0-15688

CORAL GOLD RESOURCES LTD.
 (Exact name of Registrant as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding Common Shares as of January 31, 2005 was 4,648,905.

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

i

TABLE OF CONTENTS

Item                                                                                                                                                                     Page

Exhibits

Certification of Principal Executive Officer	12.1
Certification of Principal Financial Officer	12.2
Certification 906	13.1
Consent of Expert	13.2

i

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected historical financial information presented in the table below for each year ended January 31, 2005, 2004, 2003, 2002 and 2001, is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements and notes for each year in the three year period ended January 31, 2005, 2004 and 2003 are included in this Annual Report. The selected historical financial information for each year ended January 31, 2002 and 2001, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, referred to as “Canadian GAAP”. The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 14 is a reconciliation between Canadian and United States generally accepted accounting principles, referred to as "U.S. GAAP", which differ in respect to the recording of the foreign exchange (gains) and losses, deferred exploration expenditures and recognition of compensation expense upon the issuance of stock options.

In this Annual Report, all dollars are expressed in Canadian dollars unless otherwise stated.

Canadian GAAP	Year Ended January 31,
	2005	2004	2003	2002	2001
Operations:
Revenue	$-	$-	$-	$-	$-
Expense
General and administrative	866,085	640,502	538,893	244,071	260,433
Net Income (Loss)	(878,819)	(753,596)	(755,999)	(1,128,401)	(471,458)
Net Income (Loss) Per Share	(0.19)	(0.20)	(0.27)	(0.54)	(0.24)

	As at January 31,
	2005	2004	2003	2002	2001
Balance Sheet Data:
Working Capital	$1,469,909	$2,601,586	$43,181	$336,598	$393,554
Total Assets	10,749,628	10,967,000	8,888,094	6,564,304	7,030,494
Liabilities	162,289	161,095	387,499	259,095	78,884
Shareholders' Equity	10,587,339	10,805,905	8,500,595	6,305,209	6,951,610
Number of Shares Issued	4,629,892	3,686,398	2,805,433	2,095,913	1,948,953

U.S. GAAP:
	Year Ended January 31,
	2005	2004	2003	2002	2001
Operations:
Revenue	$-	$-	$-	$-	$-
Loss for year under Canadian GAAP	(878,819)	(753,596)	(755,999)	(1,128,401)	(471,458)
Adjustments
Deferred exploration expenditures	(897,908)	(420,054)	(1,351,302)	(196,909)	(275,162)
Stock based compensation	-	-	(60,000)	-	-
Writedown of deferred exploration expenditures	-	4,968	10,389	70,019	206,898
Writedown of mineral property acquisition costs	-	-	-	700,000	-
Change in unrealized (gain) loss of marketable securities	-	-	22,686	96,488	-
Unrealized loss on invetment security	-	19,007	-	-	-
Proceeds of interest deposed of	-	-	58,681	-	-
Net loss for the year under U.S. GAAP	(1,776,727)	(1,149,675)	(2,075,545)	(458,803)	(539,722)
Income (loss) per share under U.S. GAAP	(0.38)	(0.31)	(0.74)	(0.22)	(0.28)

	As at January 31,
Balance Sheet Data:	2005	2004	2003	2002	2001
Total assests under Canadian GAAP	10,749,628	10,967,000	8,888,094	6,564,304	7,030,494
Adjustments	(8,472,255)	(7,574,347)	(7,159,261)	(5,877,029)	(6,450,139)
Total assets under US GAAP	2,277,373	3,392,653	1,728,833	687,275	580,355

Total equity under Canadian GAAP	10,587,339	10,805,905	8,500,595	6,405,209	6,951,610
Adjustments	(8,472,255)	(7,574,347)	(7,159,261)	(5,877,029)	(6,450,139)
Total equity under US GAAP	2,115,084	3,231,558	1,341,334	528,180	501,471

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2001	1.4899	1.4995	1.5600	1.4417
2002	1.5568	1.5915	1.6128	1.4933
2003	1.5655	1.5286	1.6112	1.5108
2004	1.3803	1.3265	1.5315	1.2690
2005	1.2961	1.2396	1.3970	1.1775

The following table sets forth the high and low exchange rate for the past six months. As of July 14, 2005, the exchange rate was CDN$1.2071 for each US$1.

Month	High	Low
January 2005	$1.2422	$1.1982
February 2005	1.2562	1.2294
March 2005	1.2463	1.2017
April 2005	1.2568	1.2146
May 2005	1.2703	1.2373
June 2005	1.2578	1.2256

B.	Capitalization and Indebtedness

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

We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production.

The commercial quantities of ore cannot be accurately predicted. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The mining industry is highly speculative and involves substantial risks. The mining industry, from exploration, development and production is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company’s properties are all at the exploration stage and have no proven reserves. All of the Company's properties are in the exploration stage only and are without a known body of ore. If the Company does not discover a body of ore in its properties, the Company will search for other properties where they can continue similar work.

The Company’s mineral exploration efforts may be unsuccessful. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.

Competition for mineral land. There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs. The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to expand its mineral reserves, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company's exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

Licenses and permits. The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Litigation. Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

Acquisitions. The Company undertakes evaluations of opportunities to acquire additional mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, the Company may need additional capital to finance an acquisition. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. However, the market prices for natural resources are highly speculative and volatile. Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Company's ability to raise capital to acquire and explore resource properties. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Conflict of interest. Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Uncertainty of continuing as a going concern. The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. As a result, there is uncertainty about the Company's ability to continue as a going concern. The Company's financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

Limited and volatile trading volume. Although the Company's common shares are listed on the TSX Venture Exchange and quoted in the United States on the Over the Counter Bulletin Board, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company's common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company's common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2005 fiscal year, the Company's common share price fluctuated on the TSX Venture Exchange between a low of $1.12 and a high of $4.30. Subsequent to the 2005 fiscal year, the Company's common share price has fluctuated between a low of $1.31 and a high of $2.40. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

Difficulty for U.S. investors to effect services of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. The majority of the Company's directors and officers are residents of Canada. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2005, we had a net loss of $878,819 and an accumulated deficit on January 31, 2005 of $20,510,872. As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

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

The Company's exploration activities are subject to various federal, state and local laws and regulations. Laws and regulations govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to stop its exploration activities once it is started until a particular problem is remedied or to undertake other remedial actions.

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

Penny stock rules may make it more difficult to trade the Company’s common shares. The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the US Dollar and the Canadian Dollar. The Company has reported a foreign exchange loss of $46,520 in fiscal 2005. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

Item 4. Information on the Company

A. History and Development of the Company

The Company was organized under the Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Carol Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and to Coral Gold Corp. on September 9, 1987. On September 14, 2004, the Company changed it name to Coral Gold Resources Ltd in conjunction with a 10:1 share consolidation. The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

We are a natural resource company primarily engaged in the exploration and development of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in the States of Nevada and California. Since fiscal 2002 we have made aggregate principal capital expenditures of $2,498,084 on our properties known as the Robertson Mining Claims located in the State of Nevada. The Robertson Mining Claims comprise three separate claim groups known as: (i) the Robertson Property; (ii) the Carve Out Claims, and (iii) the Norma Sass and Ruf Claims. Of the aggregate capital expenditures of $2,498,084,  $2,455,360 was spent on the Robertson Property and $42,724 was spent on the Norma Sass and Ruf Claims.

B. Business Overview

Presently, the Company’s principal business activity is the exploration of mineral properties. The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties, and future exploration will be required before final evaluation as to the economic and legal feasibility is determined.

The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

Robertson Property - Operations and Activities

During fiscal year ended January 31, 1999, the Company entered into an option agreement dated October 8, 1998 ("Option Agreement") with Placer Dome U.S. Inc. (“Placer”), which was later assigned by Placer to the Cortez Joint Venture, doing business as Cortez Gold Mines (a joint venture owned by Placer and Kennecott Minerals) (“Cortez”).

Effective December 30, 1999, pursuant to the terms of the Option Agreement, Cortez elected to terminate the Option Agreement. This required the Company to post its own security for the reclamation bond for the Robertson Property and obtain a full release of Placer’s guarantee of the original reclamation bond. In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Property to reduce its reclamation bond that Placer had guaranteed for the Company. The Company was able to obtain a release of Placer's guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond. The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash.

In fiscal year ended 2004, with more reclamation work having been completed and accounted for, the reclamation bond was further reduced to US$406,000. The cost to the Company to conduct the reclamation, prepare updated reclamation plan, and other associated costs was approximately US$500,000.

In April of 2004, the Company implemented a drilling program at the Robertson Property consisting of ten reverse circulation drill holes totaling 6,560 feet that ranged from 485 feet to 800 feet-deep. Eight of the reverse circulation drill holes were directed at the 39A Zone expansion and two holes were aimed at assessing the depth extent of the east-west striking high- grade structural zones in the Gold Pan resource area. All of the holes encountered strong anomalous gold values. The 2004 drilling resulted in providing a better definition of the western margin of the 39A Zone mineralization.

The most recent drilling at the Robertson Property, conducted in December 2004, consisted of ten reverse circulation drill holes totaling 7,200 feet. This program built upon the successful ten-hole program conducted in May of 2004. The latest holes ranged from 500 to 850 feet in depth. Eight of the holes were directed at expanding the 39A zone and two holes were aimed at assessing a potential northwest extension of mineralization in the Porphyry Zone resource area.

Nine of ten holes in this program encountered ore-grade intervals over thicknesses ranging from 75 feet to 230 feet, modestly increasing the high-grade portion of the 39A resource. Two holes expanded the 39A over 100 feet to the north and 150 east, respectively. Results from these holes provide strong evidence that the mineralization remains robust with excellent potential for significant expansion both to the east and north. In addition to the 39A and Gold Pan zones, the Robertson Property contains a number of attractive targets. The Distal target is currently defined by ore-grade intersections in six drill holes. These drill intersections indicate the presence of a persistent, low-angle mineralized zone with potentially very large dimensions.

A subsequent drill program has been proposed for 2005. The primary goal is to increase resources on the Robertson Property. The 2004 programs provided evidence for a potentially substantial increase in the resources at the Robertson Property with additional drilling.

Norma Sass and Ruf Claims - Operations and Activities

Effective December 31, 1999, the Company and Levon Resources Ltd., referred to as "Levon", entered into a fourth amending agreement whereby Levon could earn an undivided 50% interest in the Norma Sass and Ruf Claims upon completion of certain terms. This agreement was further amended effective December 31, 2001 (but signed on October 3, 2002), whereby Levon was transferred a 33-1/3% interest in the Company’s interest in the Norma Sass and Ruf claims, in consideration of 300,000 common shares of Levon previously issued to the Company and the prior payment of $350,294 for exploration work. The Company currently owns a 66-2/3% interest in the Norma Sass and Ruf claims (subject to certain royalties to underlying property owners, as described below), following the execution of the December 2001 fifth amending agreement with Levon.

On December 4, 2002, the Company granted an option to acquire 33-1/3% of the Company’s interest in the Norma Sass and Ruf Claims to Goldfranchise Corporation, referred to as “Goldfranchise”. In order to earn the interest, Goldfranchise must:

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

In January 2005 we announced the formation of an exploration agreement with Agnico-Eagle Mines Limited, referred to as "Agnico-Eagle". The agreement covers our Norma Sass, Blue Nugget and Lander Ranch claims. The Norma Sass agreement also includes our partnership with Levon. Under the agreement, Agnico-Eagle can earn a 51% interest in the Norma Sass, Blue Nugget and Lander Ranch claims by completing at least 45,000 feet of exploration drilling and paying certain advance royalties. At its option, Agnico-Eagle may acquire the claim leases from the underlying owners for its benefit and Agnico-Eagle shall be deemed to have earned an additional 24% interest. Agnico-Eagle will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards Agnico-Eagle’s payment of a royalty of 2.5% net smelter returns from production to the Company and Levon.

Plans of Operation

Exploration Activities

All of the Company's properties and interests are in the exploration stage only, and the Company does not have an operating mine or conduct any mining activities. The Company’s exploration activities are focused on gold. In the United States, the Company’s major exploration project is the Robertson Mining Claims.

In April of 2004, the Company implemented a drilling program at the Robertson Property consisting of ten reverse circulation drill holes totaling 6,560 feet that ranged from 485 feet to 800 feet-deep. Eight of the reverse circulation drill holes were directed at the 39A Zone expansion and two holes were aimed at assessing the depth extent of the east-west striking high- grade structural zones in the Gold Pan resource area. All of the holes encountered strong anomalous gold values. The 2004 drilling resulted in providing a better definition of the western margin of the 39A Zone mineralization.

The November 2004 drilling program, which began November 29, 2004 and was completed December 21, 2004, consisted of ten vertical reverse-circulation drill holes, CR04-11 through CR04-20, totaling 7,200 feet. The depth of the holes ranged from 500 feet to 850 feet deep. Eight of the reverse circulation holes were directed at expanding the 39A Zone resources and two holes were aimed at assessing a potential northwest extension of mineralization in the Porphyry Zone resource area.

Nine of ten holes encountered ore-grade interval over thicknesses ranging from 75 feet to 230 feet. The latest 2004 drilling resulted in a modest increase to the high-grade portion of the 39A resource and two step-out holes, CR04-13 and CR04-18, expanded it over 100 feet to the north and 150 feet east, respectively. Results from these holes provide evidence that the mineralization remains robust with potential for expansion both to the east and north.

Reclamation Activities

The Company spent approximately $500,000 on reclamation and maintenance in fiscal year 2005 on the Robertson Property. The Company is reclaiming past mining and exploration related disturbances to public lands as required by the Bureau of Land Management and the Nevada Department of Environmental Protection.

Competition

The mining industry in which the Company is engaged is highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The companies compete with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Dependence on Customers and Suppliers

The Company is not dependent upon a single or few customers or suppliers for revenues or its operations.

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

D. Property, Plant and Equipment

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured resources” and “indicated resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

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

The Company’s primary focus has been on the Robertson Mining Claims, in Nevada, United States.

Robertson Mining Claims, Nevada, U.S.A

The Robertson Mining Claims are located in Crescent Valley, Nevada on the western flanks of the Shoshone Range, 28 miles to the southeast of Battle Mountain, Nevada, which lies some 230 miles northeast of Reno, Nevada. The Robertson Mining Claims comprise approximately 11,000 acres in the Bullion Mining District, Lander County, Nevada, and currently include 724 unpatented lode and placer mining claims. The Robertson Mining Claims are recorded under three separate claim groups known as: (i) the Robertson Property; (ii) the Carve-Out Claims; and (iii) the Norma Sass and Ruf Claims, as described more particularly below.

These mining claims have been acquired over a period of several years from different sources. The entire Robertson Mining Claims are subject to a 3% net smelter royalty to Geomex Development Eighth Partnership (“Geomex 8”), which royalty shall cease at such time as the sum of US $1,250,000 has been paid to Geomex 8, and various mining leases requiring minimum annual advanced royalties ranging from 2% to 10% of net smelter returns.

There is no underground or surface plant or equipment located on the Robertson Mining Claims.

ROBERTSON MINING CLAIMS

N
BLUE NUGGET
LANDER RANCH
CARVE OUT JOINT VENTURE CLAIMS
ROBERTSON (TENABO)
PLACER DOME/ KENNECOTT
PLACER DOME/ KENNECOTT
RUF
PLACER DOME/ KENNECOTT
Gold Acres
Pipeline
South Pipeline
Gap
NORMA SASS
PLACER DOME/ KENNECOTT
Robertson/Tenabo Property 100% Coral Gold
Carve Out Joint Venture Claims Coral Gold 39% Carried Interest Placer Dome/Kennecott 61%
Norma Sass Claims Expl. agreement with Agnico-Eagle 67/33 partnership with Levon Resources
Blue Nugget & Lander Ranch Claims Expl. agreement with Agnico-Eagle
Ruf Claims 67/33 partnership with Levon Resources
Gold Mines
Significant Gold Deposits
0
1
2
Miles
Cortez NW Deep
Cortez Mine
Cortez Hills
Pediment

Robertson (Tenabo) Property and key projects of the Crescent Valley Region

(i) Robertson Property

The Robertson Property is the subject of a technical report dated January 15, 2004 prepared by Robert T. McCusker, P.Geol., entitled “Geological Report on the Robertson Property”, in accordance with the requirements of NI 43-101 (the “McCusker Report”). The following historical information concerning the Robertson Property is extracted from the McCusker Report. The reader is referred to the entire text of the McCusker Report, a copy of which is available under the Company’s filings on EDGAR at www.sec.gov and on SEDAR at www.sedar.com.

Property Description and Location

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

The Robertson Property consists of 428 unpatented federal lode claims, 94 placer claims, nine patented lode claims and one unpatented mill site, covering over 4,500 acres. Two groups of claims totaling 82 claims are non-contiguous with the core group of claims. The Company controls the surface and mineral tenures within the project area through recorded title, or through mining lease and mining lease with option to purchase agreements of the patented and unpatented mining claims. The Company’s wholly-owned subsidiary, Coral Resources, Inc., is the owner of record with 100% interest in 343 claims and controls an additional 189 claims through a variety of mineral leases, as more particularly described below.

In 2001, a Boundary Agreement between the Company and the Cortez Joint Venture resolved claim boundary overlaps and seniority issues along the east and south sides of the Robertson claim block. This agreement required both parties to amend and/or abandon certain claims in order to achieve the agreed upon boundary. This was completed during the 2002-2003 assessment year.

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

Mining Lease and Option Agreements

Company/Date	Number of Claims	Option Payment		Production Royalty	Advance Royalty Payment
Tenabo Gold Mining Co. Nov. 30, 1975	13	$2M		8% NSR	$12,000/yr
Fannie Komp Sept. 16, 1986	76	$1M		5% NSR	$24,000/yr
Florence Johnson Nov. 5, 1986	16	$50,000		5% GSR	$1,800/yr
Northern Nevada Au, Inc. Sept. 30, 1986	12	$0.3M		4% GSR	$9,600/yr
Albany Gold Corp. (Geomex)	All	$1.25M		3% NSR	None/yr
Mauzy, et al Apr. 21, 1989	36	$0.75M		5% NSR	$14,400/yr
Marcus Corp. July 31, 1997	36	$2.5M(cap	)	10% NSR	$6,000/yr

Annual federal rental fees of US$44,300, payable to the Bureau of Land Management, and Notice of Intent to Hold Mining Claims have been filed for the 2003-2004 assessment year. A complete listing of claims with Lander County book and page numbers, and BLM serial numbers are presented in the Appendix to the McCusker Report.

Environmental Liabilities

In 1988-89, the Company operated a small open pit gold mining operation and heap leach facility on the Robertson Property. The resulting disturbances include three small open pit mines, waste dumps, haul roads, drill roads, open drill holes, and a 350,000 ton heap leach facility and related recovery plant. In 1994, a reclamation plan was prepared by Amax and submitted to the Battle Mountain office of the Bureau of Land Management. The cost to perform the reclamation of the Robertson mine site was estimated at that time to be US$2,000,000. In 2001, the Company began reclamation activities which were accelerated in 2002, with the recontouring of waste dumps, reclamation of the leach pad, haul roads and the filling of all open drill holes. As a result of this activity, in June 2003, the Bureau of Land Management reduced the bonding requirements for the project to US$406,000. The Company currently maintains a required performance bond with the Nevada State Office of the Bureau of Land Management. The Company is working with the Bureau of Land Management and the United States Department of Interior in efforts to further reduce the bond.

In March 2003, on behalf of the Company, SRK Consulting submitted a final plan for permanent closure with the Bureau of Land Management and Nevada Division of Environmental Protection (NDEP). The closure plan has been approved by both agencies.

Permitting

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

Because no exploration activity has occurred on the Robertson Property since 1999, and significant reclamation has occurred, any new exploration activities that result in a surface disturbance will require submission and approval of an amendment to the plan of operation. Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed site of a new disturbance. Much of the Robertson Property has been previously cleared under various surveys conducted by Amax. There are no known environmental or threaten and endangered species issues at the Robertson Property that would provide grounds for denial of approval of an amended plan of operation.

History and Exploration

The Robertson Property is located in the Tenabo area, a sub-district of the Bullion mining district. Historic lode mining in this district dates from 1905 and Placer gold was discovered in many of the dry washes in the Tenabo area in 1916. Between 1937-39, a small dragline dredge and washing plant operated in the district, and a dredge was reported by Humphrey to be operating in lower Mill Gulch in 1945.

During the period 1966-70, a number of companies explored the district in search of porphyry copper-style mineralization. In 1968, while drilling a series of shallow rotary holes near the Gold Pan mine, Superior Oil discovered a small, but relatively high-grade zone of gold at shallow depths in what is now known as the Gold Pan Zone. However, with additional drilling, Superior Oil quickly lost interest in the district. They were soon followed by a number of mainly Vancouver-based junior mining companies, including Placer Development (1974-75), Teck Corporation (1977), Aaron Mining Ltd. (1975-86), and E & B Exploration Ltd. (1980-81), all of whom sporadically explored the Tenabo area with limited success. A summary of the drilling completed by these companies prior to the Company’s involvement (1986) is presented in the table below:

Summary of Pre-Coral Drilling Activities at Robertson Property

Company	Date of Activity	Number and Type of Holes Drilled	Drill Footage(ft)	Target
Superior Oil	1968-70	92 Conv. Rotary	c. 32,000	Gold Pan
Placer Development	1973-74	23 Conv. Rotary	c. 3,500	none
Teck Corporation	1977	none	none	none
Aaron Mining Ltd.	1977	7 Conv. Rotary	c.300	Gold Quartz
E & B Exploration Ltd.	1980-81	148 Rev. Circlulation	30,807	Gold Pan
Totals		270	65,407

Modern open pit mining and heap leaching began as early as 1974, when Aaron Mining Ltd., initiated a pilot leach operation on the Robertson Property. During the period 1978-80, Aaron expanded its leaching operations and continued exploration and began consolidating and acquiring claims in the district.

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

During the period 1986 through 1989, the Company completed approximately 380 reverse circulation drill holes and seven diamond drill holes, totaling about 109,377 ft. Much of this drilling was focused in four resources areas including the Gold Pan, Gold Quartz, Gold Quartz extension (also called Gold Quartz West) and the Triplet Gulch areas. The purpose of this drilling was to determine the limits and continuity of mineralization within these zones. Nearly all of the reverse circulation holes were drilled vertically to an average depth of about 300 ft.

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

In 1998, Cortez Gold Mines entered into an option and earn-in agreement with the Company in which Cortez could earn a 70% interest in the Robertson Property by producing a bankable feasibility study. The focus of their exploration was to expand the 39A Zone and test a number of outlying targets. During 1999, Cortez completed 46 reverse circulation drill holes and a single flood rotary hole, totaling 57,000 feet. Of the 13 holes directed at expanding the 39A Zone, only two holes, 99401 and 99413, encountered significant mineralization. This drilling program did little to expand the resource. Of the remaining holes drilled by Cortez, only two holes (99406 and 99419) encountered significant mineralization. Both holes were designed to offset and/or follow up existing drill intersections and surface gold anomalies.

After completing this drilling program, Cortez declared its interest in renegotiating the terms of the Option Agreement with the Company. When the Company declined, Cortez subsequently terminated the Option Agreement on December 30, 1999, and did not earn an interest in the Robertson Property.

Geological Setting

Geologically, the Robertson Property consists of a series of relatively flat-lying, vertically stacked thrust sheets that form part of the Roberts Mountain allochthon, which is composed of siliciclastic rocks of Ordovician through Devonian age. The district is dominated by a very thick sequence of middle to late Devonian Slaven Chert composed mainly of argillite, chert, lesser siltstone and shale, and minor intermediate volcanic rocks. Structurally overlying the Slaven Chert along the north and east sides of the district are a sequence of rusty brown weathering siltstone, sandstone and very minor limestone of the Silurian Elder Sandstone.

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

Deposit Types and Mineralization

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

No attempt has been made to assess the mineability of any of the indicated resources listed above. The 3,500,000 ton indicated resource portion of the larger Porphyry Zone was subject to a 1994 feasibility study that included detailed drilling, engineering and metallurgical studies as a heap leach operation. All of the remaining resources have had at least limited preliminary metallurgical evaluation and economic studies as a low-grade heap leach option.

Proposed Exploration

The Company believes that there is a potential for discovery of additional mineral resources on the Robertson Property. The Company plans to continue to explore the Robertson Property or seek third party partners for further exploration.

(ii) Carve-Out Claims, Nevada, U.S.A.

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

(iii) Norma Sass and Ruf Claims, Nevada, U.S.A

The Company currently owns a 66-2/3% interest in the Norma Sass and Ruf Claims, which originally were a part of the Carve-Out Claims, after an option agreement with Levon was amended on October 3, 2002 transferring to Levon a 33-1/3 interest in the Norma Sass and Ruf Claims. Levon is a British Columbia company also engaged in the exploration of precious minerals and has four directors in common to the Company.

In January 2005 we announced the formation of an exploration agreement with Agnico-Eagle. The agreement covers our Norma Sass, Blue Nugget and Lander Ranch claims. The Norma Sass agreement also includes our partnership with Levon. Under the agreement, Agnico-Eagle can earn a 51% interest in the Norma Sass, Blue Nugget and Lander Ranch claims by completing at least 45,000 feet of exploration drilling and paying certain advance royalties. At its option, Agnico-Eagle may acquire the claim leases from the underlying owners for its benefit and Agnico-Eagle shall be deemed to have earned an additional 24% interest. Agnico-Eagle will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards Agnico-Eagle's payment of a royalty of 2.5% net smelter returns from production to the Company and Levon. Agnico-Eagle has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to the Company and Levon to 1.5%) for a cash payment of USD$1.0 million. The Company and Levon have agreed to share in any benefits from the agreement with Agnico-Eagle in proportion to their current respective interests in the Norma Sass Property.

There is no underground or surface plant or equipment located on the Norma Sass and Ruf Claims, nor any known body of commercial ore.

JDN Claims, Nevada, U.S.A. (formerly known as the JD Mining Claim)

On December 16, 1986, the Company acquired six mining claims on 550 acres of land near Crescent Valley (Lander County), Nevada for US $10,000. The Company located an additional 28 unpatented lode mining claims covering some 30 acres in May 1996 and acquired a 100% interest by staking the “JDN Claims”. The JDN Claims are located approximately three miles north of the Robertson Mining Claims. In 1987, geological mapping was conducted. In fiscal year 1994, the Company optioned a 50% interest in the JDN claims to Mill Bay Ventures Inc., formerly First International Metals Corp. (“Mill Bay”), a company with two directors in common to the Company, for $10,000 and an initial installment of 50,000 common shares of Mill Bay. On February 5, 1997, Mill Bay exercised the option by issuing to the Company an additional 50,000 common shares and completion of specified exploration work.

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

Ludlow Property, California, U.S.A.

The Company owns certain mining property consisting of approximately 128 acres in San Bernardino County, California (the “Ludlow Property”). The purchase price for the Ludlow Property was $28,187, and as of January 31, 2000, the Company expended $36,885 on exploration costs. The property is located approximately six miles south of Ludlow, California, and is readily accessible by dirt road from Ludlow. Ludlow lies at the western junction of U.S. Highway 40 and Route 66. Old wagon roads allow any part of the property to be reached by an easy walk. The Ludlow property has previously been explored as evidenced by trenches, pits and shallow shafts and adits. The only recorded data relating to previous exploration applies to the Baghdad-Chase Mine which lies approximately two kilometers to the south of the Ludlow Property.

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

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company is for the years ended January 31, 2005, 2004 and 2003, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

Overview

The 2004 fiscal year commenced with Coral announcing the preliminary results from the 2003 exploratory drill program conducted on the Carve-Out Claims. This program, confined to a very small area of the Robertson Mining Claims under joint venture with Cortez Gold Mines, provided key information for the proposed upcoming exploration program.

Much like the 2003 fiscal year, during the first two quarters the Company focused on reducing the cash reclamation bond posted on the 100% Company owned Robertson Property. Further reclamation was conducted on the property and by the end of the second quarter the cash bond was reduced by US $380,100 (approximately Cdn $635,000) from US $786,100 to US $406,000. The Company is working with the Bureau of Land Management and the United States Department of Interior in efforts to further reduce the bond.

During the second and third quarters, after assessing the exploration data on the Robertson Property, the Board approved a drill program to include a minimum of 10,000 feet. However, prior to the commencement of the program, an unexpected random review by the British Columbia Securities Commission of Coral’s continuous disclosure documents resulted in the immediate need for the Company to prepare a new technical report in compliance with NI 43-101 to update the historical technical reports prepared prior to 1999 on the Robertson Property. This resulted in certain on-going issues being put on hold including the drilling program and equity financings of approximately $1,030,000.

In order to expedite the technical report, the Company pulled Robert McCusker, P. Geol., off the drill program to prepare the technical report, thus postponing the program. The technical report was completed in February 2004. In Management’s opinion, Mr. McCusker was the best qualified person to prepare the technical report because he was the senior geologist for Amax Explorations Inc., where a large portion of the historical data was obtained.

April 2004 was the earliest the Company could contract a drill because the exploration area had become very active and drillers were in high demand. The drilling program was to expand the 39A Zone resource and evaluate the potential depth extent of the high-grade structural zones in the Gold Pan resource area. A recent reinterpretation of previous drilling conducted by Amax Gold and Cortez Gold Mines on the 39A Zone, suggested the potential for significantly expanding that resource to the west and southwest.

The April 2004 drilling program consisted of ten reverse circulation drill holes totaling 6,560 feet that ranged from 485 feet to 800 feet-deep. Eight of the reverse circulation drill holes were directed at the 39A Zone expansion and two holes were aimed at assessing the depth extent of the east-west striking high- grade structural zones in the Gold Pan resource area. All of the holes encountered strong anomalous gold values and provided a better definition of the western margin of the 39A Zone mineralization.

The November 2004 drilling program, which began November 29, 2004 and was completed on December 21, 2004, consisted of ten vertical reverse-circulation drill holes, CR04-11 through CR04-20, totaling 7,200 feet. The depth of the holes ranged from 500 feet to 850 feet. Eight of the reverse circulation drill holes were directed at expanding the 39A Zone resources and two holes were aimed at assessing a potential northwest extension of mineralization in the Porphyry Zone resource area.

Nine of the ten holes encountered ore-grade interval over thicknesses ranging from 75 feet to 230 feet. The November 2004 drilling resulted in a modest increase to the high-grade portion of the 39A resource and two step-out holes, CR04-13 and CR04-18, expanded it over 100 feet to the north and 150 feet to the east, respectively. Results from these holes provide evidence that the mineralization remains robust with potential for expansion both to the east and north.

Selected Annual Information

The following are highlights of financial data on the Company for the most recently completed three financial years:

	January 31, 2005		January 31, 2004		January 31, 2003
	$		$		$
Loss before other items		(866,085)		(640,502)		(538,893)
Loss per share		(0.19)		(0.20)		(0.27)
Total assets		10,749,628		10,967,000		8,888,094
Total liabilities		162,289		161,095		387,499
Working capital		1,469,909		2,601,586		43,181

Fiscal year ended January 31, 2005 compared to fiscal year ended January 31, 2004.

The loss for the twelve months ended January 31, 2005 was $878,819 compared with a loss of $753,596 for the twelve months ended January 31, 2004, an increase of $125,223. The main reason for the increase is the stock-based compensation expense of $343,533 as discussed above. There were no write downs of investments or mineral properties during the 2005 fiscal year as there were in the 2004 fiscal year. The foreign exchange loss decreased from $140,623 to $46,520 in the current year due to the stronger Canadian dollar and the reclamation bond remaining at US$406,000. The reclamation bond is converted to Canadian currency using the exchange rate as of the balance sheet date. The change in the exchange rate from January 31, 2004 to January 31, 2005 resulted in a decrease of $33,662 to the reclamation bond and comprises the majority of the foreign exchange loss for the year.

General and administrative expenses totaled $866,085 for the year ended January 31, 2005 compared with $640,502 for the year ended January 31, 2004, an increase of $225,583. As noted earlier this increase is due to a stock-based compensation expense of $343,533 in the current year as compared to $nil for the 2004 fiscal year. Due to the increase in mineral property related activities and support staff, consulting fees and salaries and benefits increased by $12,218 and $24,492 respectively. The 2005 fiscal year has benefited from the efforts in the 2004 fiscal year to promote company awareness, establish a web site, and meet filing and listing requirements. The results are decreases in investor relations and shareholder information costs of $69,142, listing and filings fees of $23,198, office and miscellaneous expenses of $24,963 and professional fees of $6,263. Travel expenditures, directors’ fees, and management fees also experienced a decrease in the 2005 fiscal year.

During the 2005 fiscal year, the Company incurred a loss of $878,819 (in 2004 the loss was $753,596) and a net loss per share of $0.19 (in 2004 the net loss per share was $0.20). The 2005 loss includes interest income of $33,786, an increase of $18,602 from 2004 and a foreign exchange loss of $46,520, a decrease of $94,103 from 2004. The increase in interest income was due to a short term guaranteed investment certificate ranging from $1,350,000 to $2,000,000 being held through the year.

Total assets have stayed relatively stable from the 2004 fiscal year to the 2005 fiscal year due to the increase in mineral property expenditures offsetting the fewer funds being raised from private placements in the 2005 fiscal year. Mineral property expenditures increased by $897,908 compared to an increase of $420,054 in 2004. The net issuance of shares for cash raised $1,108,440 during the current year compared to $2,267,186 in 2004, a decrease of $1,158,746. This has resulted in the working capital being reduced by $1,131,677 over the course of 2005.

The Company remains free of long term interest bearing debt as the total liabilities amount of $162,289 is current in nature. The Company is aware of an asset retirement obligation regarding reclamation of mineral properties which would be a long term liability. While the Company acknowledges their land mediation obligations, the ultimate amount to be incurred and the timeline for the incurrence is at best uncertain. Management has estimated, on an undiscounted basis and before an adjustment for inflation, that costs would approximate $277,000. Management will continue to assess their asset retirement obligations and the associated liability will be recognized in the period in which sufficient information exists to estimate the costs and date of remediation.

Fiscal year ended January 31, 2004 compared to fiscal year ended January 31, 2003

During the year ended January 31, 2004, the Company incurred a net loss of $753,596 or $0.20 per share (in 2003 the net loss was $755,999 or $0.27). The Company recorded a loss in foreign exchange $140,623 relating to advances to the Company’s US subsidiary, Coral Resources Inc. which holds the Company’s Robertson Property. Investments were written down by $19,007 to reflect the current market value of the 400,000 common shares the Company holds in Levon. These shares were acquired over several years pursuant to the terms of an option the Company granted to Levon on the Ruff and Norma Sass Property. An amount of $4,968 incurred on miscellaneous properties to keep them in good standing was also expensed. The Company incurred corporate and administrative expenses of $640,502 compared to 2003 of $538,893.

Administrative Expenses for the fiscal year ended January 31, 2004 increased by 18.5% or $101,609, when compared to the 2003 fiscal year. During the year, legal fees declined by approximately $30,024 from $110,595 to $80,571 as a result of the Company doing more corporate filings in-house. Investor relations and shareholder information increased by $41,603 from $101,614 in 2003 to $143,217 in 2004 as a result of the more aggressive approach the Company took to public awareness by running internet banner ads, reconstruction of the Company’s web-site and preparing promotional material. Listing and filing fees increased by $23,262 as a result of the increase in both the volume of filings made by the Company during the year and the increased fees charged by the regulatory bodies for filing such documents. Salaries and benefits increased by $10,192 from $45,245 to $55,437 and office and miscellaneous expenses increased by $48,664 from $70,209 to $118,873 due to an increase in support staff and up-grading office equipment leases.

The Company reported a net loss of $753,595 or $0.20 per share for the year ended January 31, 2004 compared to a net loss of $755,999 or $0.27 per share for the corresponding year in 2003. The Company had no operating revenues, but recognized interest income of $15,184 compared to $10,926 in 2003. The increase is due to a consistently higher interest bearing bank balance in 2004 compared to 2003.

The Company recorded a loss in foreign exchange of $140,306 compared to a gain of $1,994 in 2003. No amount was charged to operations to recognize revenue received under the option agreements on the Norma Sass and Ruf Claims. The Company recorded a recovery of $36,320 against an allowance set up in 2002 for an outstanding receivable. Marketable securities were written down by $19,007 to reflect the current market value at January 31, 2004.

During fiscal year ended January 31, 2004, the Company had operating expenses of $640,502 compared to $538,893 for the fiscal year ended January 31, 2003. An increase in the year of $101,609 or approximately 18.5% was primarily due to the increase of management and consulting fees as a result of the Company's increased fund raising and marketing activities.

Management fees of $90,000 for 2004 relate to a management contract with the President of the Company for $90,000 per annum of the administration of the day-to-day operations and activities of the Company and fee for 2003 of $84,500. Consulting fees of $22,500 for 2004 relate to a consulting contract with the Vice President of the Company for financial advice. Consulting fees for 2003 were $29,622.

Directors' fees increased from $11,500 in 2003 to $24,000 in 2004. The Chairman of the Board receives $12,000 per annum for his contribution to the Company. In September 2002, the Company adopted a policy whereby directors would be compensated $500 for each Director's Meeting they attend to cover their time and expenses.

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

Government Regulation

We are subject to various federal and state laws and regulations including environmental laws and regulations. Environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental regulation also requires that facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental regulation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties and failure to comply with environmental regulations may result in the imposition of fines and penalties. We believe that we are in substantial compliance with such laws and regulations. However, such laws and regulations may change in the future in a manner which will increase the burden and cost of compliance.

Certain laws and governmental regulations may impose liability on us for personal injuries, clean-up costs, environmental damages and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages, but do not maintain insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damage. Accordingly, we may be subject to liability or may be required to cease production from properties in the event of such damages.

B. Liquidity and Capital Resources

At January 31, 2005, the Company had cash and cash equivalents of $1,472,146 and working capital of $1,469,909. The Company feels it has sufficient cash on hand at this time to finance planned exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests, the Company will likely be required to raise new equity capital in the future. The Company invested $897,908 in 2005 on mineral exploration, of which $890,202 was expended on its Robertson Property. There is no assurance that the Company will be successful in raising new equity capital.

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

Investor Relations

The Company had an investor relations contract with The Haft Group, Inc. a public relations company headquartered and based in New York City. The Company agreed to retain the Group at a fee of US $3,000 per month, plus reimbursement of out-of-pocket expense, and a reasonable finder’s fee based on the total dollar value raised for introducing the Company to any sources of financing. The agreement was for an initial four month period, and was to automatically renew and continue in full force and effect on a month to month basis, unless terminated by either party. Mr. Haft was a partner and principal of two NYSE member firms, which have since merged with other entities. His business career also includes serving as senior vice president of public relations for Warner Communications. This contract was terminated in January, 2004.

Subsequent Events

The Company announced on February 17, 2005 that it has commenced trading on the Frankfurt Stock Exchange and Berlin-Bremen Stock Exchange under the symbol WKN A0DJ0G.

The Company announced on April 12, 2005 that it has granted incentive stock options for the purchase of up to 42,500 shares at a price of $1.70 per share exercisable on or before April 12, 2010, to employees and consultants of the Company.

The Company announced on July 13, 2005 that it has arranged to purchase a 77% interest in Marcus Corporation. Marcus is a non-reporting Nevada corporation which owns mining claims consisting of 39 unpatented lode claims and two placer claims and which comprise a portion of the Company's Robertson Property. Consideration for the acquisition was 273,240 common shares of the Company. In addition, up to 136,620 non-transferable share purchases warrants permitting the holders to purchase one additional common share of the Company at an exercise price of $2.00 per share for a period of two years for each warrant held has been granted to shareholders selling their shares to the Company.

C. Research and development, patents and licenses, etc.

Not Applicable.

D. Trend information

No known trend.

E. Off-balance sheet arrangements

None.

F.	Tabular disclosure of contractual obligations

None.

G.	Safe Harbor

Not Applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and officers as of fiscal year ended January 31, 2005. The directors were re-elected by the Company’s shareholders on June 14, 2005 and are elected for a term of one year which term expires at the election of the directors at the next annual meeting of shareholders.

Name	Position Held	Principal Occupation	Director/Officer Since
Lloyd Andrews	Chairman and Director	Chairman and Director of Berkley Resources Inc.; Bralorne Gold Mines Ltd.; Avino Silver & Gold Mines Ltd. and the Company.	September 1997
Matt Wayrynen(1)	President (CEO) and Director
President and Director of the Company; Vice President Operations and Director of Bralorne Gold Mines Ltd.; President and Director of Berkley Resources Inc. and the Director of one other reporting company.
June 2002
Chris Sampson	Vice President Exploration and Director	Director and Vice President Exploration of the Company; Professional Engineer.	February 1996
Louis Wolfin	Director and Former President and CEO	Director of the Company; Director and CEO of Bralorne Gold Mines Ltd.; Director of four other reporting issuers.	June 1990
Ernest Calvert	Director	Director of the Company; Director of four other reporting issuers (public mining companies).	June 1990(2)
William Glasier	Director	Director of the Company; Director of two other reporting issuers (public mining companies).	August 1990
Florian Riedl-Riedenstein	Director	Director of the Company; Director of one other public mining company; Independent Financial Consultant.	March 1994
David Wolfin(3)	Director
Director of the Company; Vice President Finance and Director of Bralorne Gold Mines Ltd. and Berkely Resources Inc.; President of Gray Rock Resources Ltd.; President and Director of Avino Silver and Gold Mines Ltd.; and the director of two other public reporting issuers.
September 1997
Connie Lillico	Secretary	Secretary of the Company and Officer of five other reporting issuers, former Officer Administrator and Paralegal.	July 2004
(1)  Mr. Matt Wayrynen is the son-in-law of Mr. Louis Wolfin.
(2) Mr. Calvert resigned effective July 15, 2005.
(3)  Mr. David Wolfin is the son of Mr. Louis Wolfin.

B. Compensation

The following table sets forth particulars concerning the compensation of the senior executive officer of the Company for the fiscal year ended January 31, 2005.

Summary Compensation Table
	Annual Compensation				Long-Term Compensation Awards
Name/Principal Position	Year	Salary(1) $	Bonus for the Year $	Other Annual Compensation $	Securities Under Options/SARs Granted (#)(2)	Restricted Shares/Units Awarded $	All Other Compensation $
Matt Wayrynen, President (CEO)	2005 2004 2003	60,000 60,000 60,000	- - -	15,000 30,000 17,500	75,000 40,000 40,000	- - -	$1,082.08 $1,024.86 $1,325.06
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

C. Board Practices

The board of directors is comprised of eight directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on June 14, 2005, the shareholders elected Lloyd Andrews, Matt Wayrynen, Louis Wolfin, Chris Sampson, Ernest A.W. Calvert, William Glasier, Florian Riedl-Riedenstein and David Wolfin as directors.

The board has considered the relationship of each director to the Company and considers two of the eight directors to be “unrelated” (Messrs. Andrews and Sampson). “Unrelated director” as the term is defined in the TSX Company Manual means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interest and relationships arising solely from shareholdings.

Three of the directors who are considered related (Messrs. David Wolfin, Louis Wolfin and Matt Wayrynen) are related by family. Three other directors considered related (Calvert, Glasier, Riedl-Riedenstein) are on the board of directors of Levon, a company with which the Company has a joint venture on the Norma Sass and Ruf Claims in Nevada.

The board has addressed the related directorship issues and intends, given a transitional period, to eventually be comprised of a majority of unrelated directors. Procedures are in place to allow the board to function independently. At the present time the board has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. The Company’s chairman and independent directors meet in the absence of managing directors. Committees meet independent of management and other directors. Committees appoint a chairman from their number who preside over the committee meetings.

Mandate of the Board of Directors, its Committees and Management

The role of the board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the board of directors for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the audit committee, and in conjunction with its auditors, the board assesses the adequacy of the Company’s internal control and management information systems. The board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal mandate for the board of directors and the chief executive officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the board.

The board has established that they will meet at a minimum of every three months, unless additional meetings are required. The board and committee’s may take action at these regular held meetings or at a meeting by conference call or by written consent.

The board has created three committees, all of which have the mandates set out below.

Committees

Corporate Governance Committee

The corporate governance committee assists the board in establishing the Company’s corporate governance policies and practices generally, identifying individuals qualified to become members of the board, reviewing the composition and functioning of the board and its committees and making recommendations to the board of directors as appropriate. When considering nominees to the board the committee’s mandate requires that it consider the current composition of the board and give consideration to candidates having experience in the industry, life experience and background. The committee is also responsible for the Company’s corporate governance guidelines. The committee may retain legal or other advisors.

As a result of the resignation of Mr. Calvert, the corporate governance committee currently consists of two directors (Messrs. Lloyd Andrews and David Wolfin). Mr. Andrews is an unrelated director. It is intended that this committee will eventually be comprised solely of unrelated and independent directors and the Company is currently seeking to replace Mr. Calvert.

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

As a result of the resignation of Mr. Calvert, the audit committee currently consists of two related directors (Messrs. Chris Sampson and Florian Riedl-Riedenstein) both of whom are financially literate. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP. The Company is currently seeking to replace Mr. Calvert.

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

-	determination of which non-audit services the external auditor is prohibited from providing;

-	the engagement, evaluation, remuneration, and termination of the external auditors;

-	appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the audit committee;

-	its relationship with and expectation of the internal auditor;

-	its oversight of internal control;

-	disclosure of financial and related information; and

-	any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

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

The committee consists of one unrelated director (Messr. Andrews) and two related director (Messrs. Calvert and Riedl-Riedenstein). It is intended that the compensation committee will eventually be comprised solely of unrelated directors.

Compensation of Directors

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The compensation committee has adopted a policy which compensates all directors $500 for each board meeting attended by the director for the time and costs associated with attending the meeting. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors, and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to non-named executive officers, directors and other insiders of the Company and are outstanding to purchase an aggregate 535,500 shares of the Company as follows:

Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Non-Named Executive
Officer/Directors
Lloyd Andrews	21,600	$2.50	September 5, 2000	September 5, 2005
Louis Wolfin	50,000	$2.50	September 5, 2000	September 5, 2005
F. Riedl-Riedenstein	7,500	$2.50	September 5, 2000	September 5, 2005
Ernest Calvert	5,000	$2.50	September 5, 2000	September 5, 2005
William Glasier	5,000	$2.50	September 5, 2000	September 5, 2005
Chris Sampson	5,000	$2.50	September 5, 2000	September 5, 2005
David Wolfin	7,000	$2.50	September 5, 2000	September 5, 2005
Louis Wolfin	50,000	$1.70	December 1, 2004	December 1, 2009
F. Riedl-Riedenstein	17,500	$1.70	December 1, 2004	December 1, 2009
Ernest Calvert	20,000	$1.70	December 1, 2004	December 1, 2009
William Glasier	20,000	$1.70	December 1, 2004	December 1, 2009
Chris Sampson	20,000	$1.70	December 1, 2004	December 1, 2009
David Wolfin	20,000	$1.70	December 1, 2004	December 1, 2009
Lloyd Andrews	53,400	$1.70	December 1, 2004	December 1, 2009
Connie Lillico	25,000	$1.70	December 1, 2004	December 1, 2009

Other Insiders
Nil

D. Employees

The Company has one full-time employee located in Nevada, United States.

E.  Share Ownership

The following table sets for the share ownership of the directors and officers of the Company as of June 1, 2005.

Name of Beneficial Owner	Number of Shares	Percent
Matt Wayrynen	239	*
Louis Wolfin	236,592	5.01%
Chris Sampson	7,100	*
Ernest Calvert	Nil	Nil
Lloyd Andrews	28,750	*
William Glasier	8,190	*
Florian Riedl-Riedenstein	Nil	Nil
David Wolfin	74,700	*
Connie Lillico	Nil	Nil
____________
*	Less than one percent

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Summary Options Table

Name of Executive Officer	Securities Under Option Granted	% of Total Options Granted to Employees in Financial Year	Executive or base Price ($/Security)	Market Value of Securities underlying Options on Date of Grant ($/Security)	Expiration Date
Louis Wolfin	50,000	12.11%	$1.70	$1.70	1-Dec-09
Florian Riedl-Riedenstein	17,500	4.24%	$1.70	$1.70	1-Dec-09
Ernest Calvert	20,000	4.84%	$1.70	$1.70	1-Dec-09
William Glasier	20,000	4.84%	$1.70	$1.70	1-Dec-09
Chris Sampson	20,000	4.84%	$1.70	$1.70	1-Dec-09
David Wolfin	68,000	16.47%	$1.70	$1.70	1-Dec-09
Matt Wayrynen	47,000	11.38%	$1.70	$1.70	1-Dec-09
Lloyd Andrews	53,400	12.93%	$1.70	$1.70	1-Dec-09
Connie Lillico	25,000	6.05%	$1.70	$1.70	1-Dec-09

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government or by any other natural or legal person(s) severally or jointly.

As of June 1, 2005, the Company knows of no person, other than Louis Wolfin, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities. The following tables set forth the total shares owned by the officers and directors as a group as of June 1, 2005:

Name	Number of Shares of Common Stock Owned	Percent of Class
All Officers and Directors as a Group (eight persons)	355,571	7.64%

All of the Company's common shares carry the same voting rights and the Company is not aware of any arrangements which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

In June 1990, the Company entered into an agreement with Oniva International Services Corp., referred to as “Oniva”. Pursuant to the agreement, the Company paid Oniva an amount equal to twenty percent of Oniva’s overhead expenses and 100% of the actual expenditures paid by Oniva on behalf of the Company for providing administrative, accounting and shareholder relation services. On October 1, 1997, Oniva and the Company entered into a new administrative services contract whereby Oniva will provide general office administrative, secretarial and bookkeeping services; meet with the Company’s professional representatives; provide shareholder relation services; and provide interim or bridge financing provided that Oniva’s financial condition, as determined by Oniva in its sole discretion, allows for such financing. For its services, the Company shall pay Oniva 20% of Oniva’s office overhead expenses, 100% of Oniva’s out-of-pocket expenses, and a fee equal to 10% of the total sum paid by the Company to Oniva. The administrative services contract had an initial term of one year and is automatically renewed unless terminated by the Company by giving one-month notice prior to the expiration date. Oniva has four shares issued in trust with Messrs. Wolfin and Calvert on behalf of the Company and three other companies. Messrs. Wolfin and Calvert are the only directors of Oniva. For fiscal years 2005, 2004 and 2003, the Company paid Oniva an aggregate of $135,140, $107,393 and $63,192, respectively.

Related party transactions for the 2005 fiscal year are as follows:

(a)
Advances receivable include $28,003 (2004 - $28,003) due from a joint venture with common management and common directors and $31,427 (2005: $122,048 less an allowance for bad debt of $90,621; 2004: $101,920 less an allowance for bad debt of $90,621) with two companies with common management and common directors.

(b)
Advances payable include $31,333 (2004 - $36,833) due to Directors in regards to past directors’ fees; $32,540 (2004 - $32,540) due to a company with common management and common directors; and $1,783 (2004 - $1,064) to a company controlled by a Director.

(c)	Consulting fees of $30,000 (2004 - $22,500) were paid to a company owned by a director.

(d)	Management fees of $75,000 (2004 - $90,000) were paid to a company owned by a director.

(e)	Directors’ fees of $14,000 (2004 - $24,000) were paid to directors of the Company.

(f)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a Company with common management.

(g)	The loan receivable of $50,000 is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

C. Interest of Experts and Counsel.

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors Report.
•	Consolidated Balance Sheet for years ended January 31, 2005 and 2004.
•	Consolidated Statement of Operations and Deficit for the years ended January 31, 2005, 2004 and 2003.
•	Consolidated Statement of Cash flows for the years January 31, 2005, 2004 and 2003.
•	Consolidated Statement of Mineral Properties for the years January 31, 2005, 2004 and 2003.
•	Notes to Consolidated Financial Statements for the years January 31, 2005, 2004 and 2003.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

None.

Item 9. The Offering and Listing

A. Price History of Stock

The Common stock of the Company is listed on the TSX Venture Exchange under the symbol “CGR” and in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol “CGREF”.

As of July 5, 2005, there were 307 record holders in the United States holding 16.04% of the Company’s outstanding common stock representing approximately 87.22% of the total shareholders. The Company’s Common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common stock.

The high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company’ common stock and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, subsequent period, and for each quarter for the last two fiscal years.

	TSX Venture Exchange (Canadian Dollars)		OTC Bulletin Board (United States Dollars)
Last Six Months	High	Low	High	Low
June 2005	1.89	1.33	1.49	1.16
May 2005	1.61	1.31	1.44	1.07
April 2005	1.70	1.33	1.41	1.06
March 2005	2.30	1.65	2.00	1.39
February 2005	2.40	1.32	1.80	1.075
January 2005	1.73	1.12	1.40	0.92
Subsequent Period
First Quarter ended April 30, 2005	2.40	1.32	2.00	1.075
2003-2004	High	Low	High	Low
Fourth Quarter ended January 31, 2004*	0.61	0.33	0.45	0.23
Third Quarter ended October 31, 2003*	0.40	0.27	0.30	0.215
Second Quarter ended July 31, 2003*	0.38	0.21	0.28	0.165
First Quarter ended April 30, 2003*	0.42	0.25	0.28	0.17
2004-2005	High	Low	High	Low
Fourth Quarter ended January 31, 2005	1.95	1.12	1.60	0.90
Third Quarter ended October 31, 2004	2.50	1.90	2.40	1.06
Second Quarter ended July 31, 2004*	0.37	0.19	0.28	0.19
First Quarter ended April 30, 2004*	0.43	0.26	0.33	0.20
Last Five Fiscal Years	High	Low	High	Low
2005 Annual	4.30	1.12	3.30	0.90
2004 Annual*	0.61	0.25	0.45	0.20
2003 Annual*	0.68	0.14	0.48	0.09
2002 Annual*	0.38	0.12	0.25	0.08
2001 Annual*	0.39	0.13	0.30	0.08

* On July 30, 2004, the shareholders approved a 10:1 share consolidation. The share consolidation was effective September 14, 2004. These share prices reflect the pre-consolidation shares.

B. Plan of Distribution

Not Applicable.

C. Markets

The Company’s common stock is listed on the TSX Venture Exchange under the symbol “CGR” and in the United States on the National Association of Securities Dealers OTC Bulletin Board under the symbol "CGREF."

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue.

Not Applicable.

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Coral Gold Corp. was incorporated on January 22, 1981 under the Company Act of the Province of British Columbia, which changed its name to Coral Energy Corporation on March 3, 1982. On September 9, 1987, Coral Energy Corporation changed its name to the Coral Gold Corp. On September 14, 2004, the Company changed its name to Coral Gold Resources Ltd. in conjunction with a 10:1 share consolidation. It is anticipated that this consolidation may help the Company access institutional investors in both the United States and Europe.

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

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or Articles, required to be exercised by the Company in a general meeting.

Directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest as a director, that director shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of the Company: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia and be of the full age of 18 years. There is no minimum share ownership to be a Director. No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the “BC Securities” or the "BC Mortgage Brokers Act" canceled within the last five years.

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

In accordance with British Columbia law, directors shall be elected by an “ordinary resolution” which means: (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy: or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than 3/4 of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company’s articles or entering into a merger requires approval by a special resolution which shall mean: (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company; or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

Recent Developments

On March 29, 2004, the British Columbia legislature enacted the British Columbia Business Corporations Act ("BCBCA") and repealed the British Columbia Company Act (the "Company Act"). The BCBCA removes many of the restrictions contained in the Company Act, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital. As well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles. At the Company's annual and special general meeting held on June 14, 2005, shareholders were asked to approve:

1.	a special resolution to remove the application of the Pre-existing Company Provisions, as defined in the Business Corporations Act (British Columbia);

2.	a special resolution to alter the Company's share structure to an unlimited number of common shares without par value; and

3.  a special resolution to approve new articles for the Company.

The regulations under the BCBCA effectively added certain provisions, called the "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Company Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Company Act. The BCBCA allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the BCBCA permitting a two-thirds majority will apply to the Company.

The shareholders have approved the above resolutions and therefore special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. The authorized capital of the Company is now an unlimited number of common shares without par value. Management believes that this provides the Company with greater flexibility for future corporate activities and is consistent with special resolution requirements for companies in other jurisdictions.

C. Material Contracts

Except as otherwise disclosed in this annual report, the Company has not entered into any material contracts.

D. Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See “Taxation.”

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares of the Company.

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

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal at arm's length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Federal Income Tax Consequences

Passive Foreign Investment Company.

The Company believes that it is a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

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

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (a "shareholder’s election year"). A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

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

B.  EXCHANGE RATE SENSITIVITY

The Company operates in more than one country and the Company's functional currency is the Canadian dollar. The Company's offices are located in Canada, however, all of its exploration properties are located in the United States, and the Company’s financial results are reported in Canadian Dollars. While most of the Company administrative expenses are paid in Canadian dollars, all of its operations, specifically land taxes, lease payments, and reclamation work are conducted in U.S. dollars. Therefore, the Company's currency fluctuation exposure is primarily to the U.S. dollar and the Canadian dollar. The following table sets forth the percentage of the Company's administrative expense by currency for the year ended January 31, 2005.

By Currency

2005
Canadian Dollar	96%
U.S. Dollar	4%
Total:	100%

Such administrative expense by currency may change from time to time, but it has been roughly the same year to year.  Further, the Company incurred reclamation, maintenance and drilling costs of approximately US$672,376 and US$300,779 for the fiscal years ended January 31, 2005 and 2004, respectively, which are primarily paid in U.S. dollars.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Report

The Board of Directors determined that Mr. Ernest Calvert is qualified as an Audit Committee Financial Expert. Mr. Calvert resigned effective July 15, 2005 and the Company is currently seeking to replace him.

Item 16B. Code of Ethics

The Company has not adopted a code of ethics. The President is forming a committee to advise on the content of the code prior to presentation to the Board of Directors for adoption.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the last three fiscal years was Moore Stephens - Ellis Foster, Chartered Accountants.

Audit Fees

The aggregate fees billed by Moore Stephens - Ellis Foster for professional services rendered for the audit of the Company's annual financial statements on Form 20-F for the fiscal year ended January 31, 2004 was $19,625 and January 31, 2005 was $30,000.

Audit-Related Fees

There were no aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for either the years ended January 31, 2004 or 2005.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended January 31, 2004 was $773 and January 31, 2005 was $2,310. The services comprising these fees include compliance service with respect to Canadian filings and lend assistance to U.S. tax preparers.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent auditors for the fiscal year ended January 31, 2004 was $4,800 and January 31, 2005 was $1,240.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2005. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditors' Report                                                                                                                                               48
Consolidated Balance Sheets                                         49
Consolidated Statements of Operations and Deficit                                                                                   50
Consolidated Statements of Cash Flows                                                                                                      51
Consolidated Statements of Mineral Properties                              52
Notes to Consolidated Financial Statements                               54 thru 78

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
13.1                                                 Certificate under section 906
13.2                                                 Consent of Expert
___________________________
* Previously filed.

CORAL GOLD RESOURCES LTD.
(FORMERLY CORAL GOLD CORP.)
(AN EXPLORATION STAGE COMPANY)

Consolidated Financial Statements

January 31, 2005, 2004 and 2003
(In Canadian Dollars)

Index

Auditors’ Report

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
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sharheolders of

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets and the consolidated statements of mineral properties of Coral Gold Resources Ltd. (formerly Coral Gold Corp.) (An Exploration Stage Company) and Subsidiaries (the "Company") as at January 31, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years then ended and for the cumulative period January 22, 1981 (inception) to January 31, 2005. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements presented fairly, in all material respects, the consolidated financial position of the company as at January 31, 2005, 2004 and 2003 and the results of its operations and its cash flows for each of the years and for the cumulative period January 22, 1981 (inception) to January 31, 2005 in accordance with Canadian generally accepted accounting principles.

Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders' equity at January 31, 2005, 2004 and 2003 and the determination of net loss for each of the years in the three-year period ended January 31, 2005 are summarized in note 14.

Vancouver, Canada                                                                                                                                                     ”MOORE STEPHENS ELLIS FOSTER LTD.”
April 13, 2005                                                                                                                                                                Chartered Accountants
(except as to note 14 all of which are as of July 21, 2005)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require that addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as that referred to in the attached consolidated balance sheets as at January 31, 2005, 2004 and 2003 and described in note 1 to the financial statements. Furthermore, U.S. reporting standards require auditors to provide an explanatory paragraph outlining the changes in accounting principles that have been implemented in the consolidated financial statements.

Our report to the shareholders date April 13, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty nor is it permissible to outline changes in accounting principles in t he independent auditors' report when these issues are adequately disclosed elsewhere in the financial statements.

Vancouver, Canada                                                                                                                                                     ”MOORE STEPHENS ELLIS FOSTER LTD.”
April 13, 2005                                                                                                                                                                Chartered Accountants

MS An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
- members in principal cities throughout the world

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Consolidated Balance Sheets
January 31, 2005, 2004 and 2003
(In Canadian Dollars)
	2005	2004	2003
ASSETS

Current
Cash and cash equivalents	$1,472,146	$2,567,156	$336,034
Advances receivable	78,101	56,545	37,287
Marketable securities	57,359	57,359	57,359
Prepaid expenses	12,647	10,976	-
Share subscriptions receivable	11,945	70,645	-

	1,632,198	2,762,681	430,680
Investment securities (note 3)	72,575	72,575	91,582
Loan receivable	50,000	-	-
Equipment (note 4)	4,543	5,678	3,419
Mineral properties (note 5)	8,472,255	7,574,347	7,159,261
Reclamation deposit (note 6)	518,057	551,719	1,203,152

	$10,749,628	$10,967,000	$8,888,094

LIABILITIES

Current
Accounts payable and accrued liabilities	$85,937	$78,347	$230,766
Advances payable	76,352	82,748	156,733

	162,289	161,095	387,499

SHAREHOLDERS' EQUITY

Subscriptions received in advance (note 7)	-	791,720	-
Share capital (note 8)	30,754,678	29,646,238	27,379,052
Contributed surplus	343,533	-	-
Deficit	(20,510,872)	(19,632,053)	(18,878,457)

	10,587,339	10,805,905	8,500,595

	$10,749,628	$10,967,000	$8,888,094

The accompanying notes form an integral part of these financial statements.

Commitment (note 9)

Approved by the Directors:	“Matthew Wayrynen”	“Louis Wolfin”
	Matthew Wayrynen	Louis Wolfin

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2005, 2004 and 2003
(In Canadian Dollars)
	For the period January 22, 1981 (inception) to January 31, 2005	2005	2004	2003
Revenue
Sales	$2,176,079	$-	$-	$-
Cost of Sales	(5,383,348)	-	-	-

	(3,207,269)	-	-	-
Expenses
Administrative services	1,058,598	-	-	-
Amortization	1,819	1,136	683	-
Consulting fees	186,925	41,480	29,262	29,622
Directors fees	63,763	14,000	24,000	11,500
Investor relations and shareholder information	1,816,197	74,075	143,217	101,614
Legal and accounting	2,391,450	74,308	80,571	110,595
Listing and filing fees	119,743	20,428	43,626	20,364
Management fees	249,500	75,000	90,000	84,500
Office and miscellaneous	1,954,605	93,910	118,873	70,209
Salaries and benefits	296,408	79,929	55,437	45,245
Stock based compensation	343,533	343,533	-	-
Transfer agent fees	42,932	12,470	11,437	11,253
Travel	871,434	35,816	43,396	53,991

	9,396,907	866,085	640,502	538,893

Operating loss	(12,604,176)	(866,085)	(640,502)	(538,893)

Other items
Interest income	833,836	33,786	15,184	10,926
Foreign exchange gain (loss)	(230,885)	(46,520)	(140,623)	1,994
Gain realized on disposition of option on property	143,552	-	-	155,823
Gain on sale of investment	17,692	-	-	-
Recovery (writedown) of advances receivable	(360,790)	-	36,320	(352,774)
Financing costs	(341,006)	-	-	-
Writedown of investment	(690,654)	-	(19,007)	-
Writedown of marketable securities	(119,174)	-	-	(22,686)
Loss on fixed asset disposals	(32,784)	-	-	-
Writedown of investment	(16,335)	-	-	-
Writedown of mineral properties	(7,110,148)	-	(4,968)	(10,389)

Loss for the year	$(20,510,872)	(878,819)	(753,596)	(755,999)

Deficit, beginning of year		(19,632,053)	(18,878,457)	(18,122,458)

Deficit, end of year		$(20,510,872)	$(19,632,053)	$(18,878,457)
Basic and diluted:
Loss per share		$(0.19)	$(0.20)	$(0.27)
Weighted average number of
common shares outstanding		4,629,892	3,686,398	2,805,433

The accompanying notes form an integral part of these financial statements.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years Ended January 31, 2005, 2004 and 2003
(In Canadian Dollars
	For the period January 22, 1981 (inception) to January 31, 2005	2005	2004	2003
Cash flows from (used in) operating activities
Loss for the year	$(20,400,081)	$(878,819)	$(753,596)	$(755,999)
Adjustments for items not involving cash:
- amortization	188,207	1,136	684	-
- writedown of equipment	16,335	-	-	-
- stock based compensation	343,533	343,533	-	-
- writedown of investment securities	169,661	-	19,007	-
- writedown of marketable securities	119,174	-	-	22,686
- writedown of mineral properties	6,984,936	-	4,968	10,389
- writedown (recovery) of advances receivable	881,783	-	(36,320)	352,774
- loss on fixed asset disposals	32,784	-	-	-
- gain on sale of investments	(17,692)	-	-	-
- gain realized on disposition of option on property	(155,823)	-	-	(155,823)

	(11,837,183)	(534,150)	(765,257)	(525,973)
Change in non-cash working capital:
- increase in advances receivable	(337,263)	(21,556)	(19,258)	50,458
- increase in prepaid expenses	(12,647)	(1,671)	(10,976)	1,500
- marketable securities	(29,124)	-	-	-
- (increase) decrease in share subscription receivable	(11,945)	58,700	(70,645)	-
- increase (decrease) in accounts payable and accrued liabilities	(205,839)	7,589	(152,419)	193,516
- decrease in advances payable	76,352	(6,396)	(73,985)	34,888
- increase (decrease) in subscription received in advance	188,500	(791,720)	791,720	(100,000)

	(12,169,149)	(1,289,204)	(300,820)	(345,611)
Cash flows from (used in) investing activities
Mineral properties acquisition and exploration expenditures incurred	(17,697,390)	(897,908)	(420,054)	(1,195,479)
Investment in and advances to Compania Minera Norte-Sur S.A. de C.V.	(52,884)	-	-	-
Proceeds from sale of mineral property interest	2,196,242	-	-	58,681
Proceeds on sale of fixed assets	92,732	-	-	-
Due from related company	(198,198)	(50,000)	-	-
Purchase of equipment	(445,691)	-	(2,943)	(3,419)
Purchase of investments	(67,500)	-	-	-
Advances receivable recovered	(435,246)	-	36,320	-
Reclamation deposit	(518,057)	33,662	651,433	(1,203,152)

	(17,125,992)	(914,246)	264,756	(2,343,369)
Cash flows from financing activities
Issuance of shares for cash, net	30,738,158	1,108,440	2,267,186	2,951,385
Net increase (decrease) in cash and cash equivalents	1,443,017	(1,095,010)	2,231,122	262,405

Cash and cash equivalents, beginning of year	29,129	2,567,156	336,034	73,629

Cash and cash equivalents, end of year	$1,472,146	$1,472,146	$2,567,156	$336,034
The accompanying notes form an integral part of these financial statements.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
January 31, 2005, 2004 and 2003
(In Canadian Dollars)
	Acquisition Cost	Exploration Expenditures	Proceeds of Interest Disposed of	Total
UNITED STATES

Robertson Property (note 5(a)(i) and 5(a)(iii))

Balance, January 31, 2000	$801,956	$6,671,741	$(1,937,625)	$5,536,072
2001 transactions, net	-	242,082	-	242,082

Balance, January 31, 2001	801,956	6,913,823	(1,937,625)	5,778,154
2002 transactions, net	-	196,909	-	196,909

Balance, January 31, 2002	801,956	7,110,732	(1,937,625)	5,975,063
2003 transactions, net	-	1,184,194	-	1,184,194

Balance, January 31, 2003	801,956	8,294,926	(1,937,625)	7,159,257
2004 transactions, net	-	380,874	-	380,874

Balance, January 31, 2004	801,956	8,675,800	(1,937,625)	7,540,131
2005 transactions, net	-	890,292	-	890,292

Balance, January 31, 2005	$801,956	$9,566,092	$(1,937,625)	$8,430,423

Ruf and Norma Sass Properties (note 5(a)(ii)

Balance, January 31, 2000	$-	$27,796	$(136,443)	$(108,647)
2001 transactions, net	-	10,610	-	10,610

Balance, January 31, 2001	-	38,406	(136,443)	(98,037)
2002 transactions, net	-	-	-	-

Balance, January 31, 2002	-	38,406	(136,443)	(98,037)
2003 transactions, net	-	896	97,142	98,038

Balance, January 31, 2003	-	39,302	(39,301)	1
2004 transactions, net	-	34,212	-	34,212

Balance, January 31, 2004	-	73,514	(39,301)	34,213
2005 transactions, net	-	7,616	-	7,616

Balance, January 31, 2005	$-	$81,130	$(39,301)	$41,829

Eagle Property (note 5(b))

Balance, January 31, 2000	$1	$75,317	$(35,000)	$40,318
2001 transactions, net	-	(75,317)	35,000	(40,317)

Balance, January 31, 2001,
2002, 2003, 2004 and 2005	$1	$-	$-	$1

Balance carried forward	$801,957	$9,647,222	$(1,976,926)	$8,472,253
The accompanying notes form an integral part of these financial statements.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
January 31, 2005, 2004 and 2003
(In Canadian Dollars)
	Acquisition Cost	Exploration Expenditures	Proceeds of Interest Disposed of	Total

Balance brought forward	$801,957	$9,647,222	$(1,976,926)	$8,472,253

Ludlow Property (note 5(c))
Balance, January 31, 2000	$28,187	$36,885	$-	$65,072
2001 transactions, net	(28,186)	(36,885)	-	(65,071)

Balance, January 31, 2001
2002, 2003, 2004 and 2005	$1	$-	$-	$1

JDN Property (note 5(d))
Balance, January 31, 2000	$11,651	$74,573	$(19,600)	$66,624
2001 transactions, net	(11,650)	(74,573)	19,600	(66,623)

Balance, January 31, 2001
2002, 2003, 2004 and 2005	$1	$-	$-	$1

Total Properties	$801,959	$9,647,222	$(1,976,926)	$8,472,255

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
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

The Company has incurred recurring operating losses which require additional funds to meet its obligations and maintain its operations. Management’s plan in this regard is to raise equity financing as required.

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

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California. Significant inter-company accounts and transactions have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and all figures are in Canadian dollars unless otherwise stated.

(b)	Marketable Securities

Marketable securities are valued at the lower of cost and net realizable value.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

2. Significant Accounting Policies (continued)

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

In the event that reserves are determined, the carrying values of mineral interests, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future writedowns of capitalized property carrying values.

Management has determined each property to be a cost centre.

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

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

2. Significant Accounting Policies (continued)

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

The Company re-evaluates the recoverability of long-term assets, including equipment, mineral properties, and investment securities, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company’s policy is to write-down assets to their net recoverable amount in the period when it is determined that the carrying amount of the asset is not likely to be recovered.

(i)	Equipment

Equipment is recorded at historical cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Computer hardware                                   20%
Equipment                                                   20%

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

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

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

In the year 2000, the Company changed its policy for accounting for income taxes by adopting the provision of CICA Handbook Section 3465, Income Taxes.

The adoption of Section 3465 did not impact amounts reported in the prior period.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

2. Significant Accounting Policies (continued)

(l)	Intangible Assets

The Company has adopted the recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

(m)	Asset Retirement Obligation

Handbook Section 3110 of the Canadian Institute of Chartered Accountants requires the recognition of the fair value of liability for asset retirement obligations in the year in which such liability is incurred when a reasonable estimate can be made. At such time the present value of the site restoration costs are to be added to the capitalized cost of the mineral property, and recorded as a liability at the equivalent amount. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimate. The site restoration costs included in the capitalized cost of the property, as adjusted from time to time, are to be amortized to operations on the unit-of-production basis together with total mineral property costs capitalized.

(n)	Stock-Based Compensation

The Company adopted the Canadian Institute of Chartered Accountants Handbook, Section 3870 (“CICA 3870”), Stock-based compensation and other stock-based payments, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

3.	Investment Securities

	2005	2004	2003

Levon Resources Ltd. 400,000 common shares	$60,089	$60,089	$79,096

Mill Bay Ventures Inc. (formerly First International Metals Corp.) 72,495 common shares	12,486	12,486	12,486

	$72,575	$72,575	$91,582

Levon Resources Ltd. and Mill Bay Ventures Inc. (formerly First International Metals Corp.) are related to the Company by way of common management and directors.

4.	Equipment

	2005			2004	2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value

Computer hardware	$5,926	$1,688	$4,238	$5,286	$3,419
Equipment	436	131	305	392	-
	$6,362	$1,819	$4,543	$5,678	$3,419

5.	Mineral Properties

(a)	Robertson Property

The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to NSR’s ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is recorded under three separate claims groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Norma Sass/Ruff Claims (66.67% owned).

(i)	Carve-out Claims - 39% carried interest

By an Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company could elect to have the 51% of its interest reverted to a 39% carried interest.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

5. Mineral Properties (continued)

(a)	Robertson Property (continued)

(i) Carve-out Claims - 39% carried interest (continued)

The Carve-out Claims Option Agreement was assignable by either party. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruff/Sass Claims - see Note 5(a)(ii)) to Levon Resources Ltd., and on March 24, 1997 Amax assigned it’s Option to Placer Dome Inc. On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of US $615,359. The claims that Placer had acquired a 51% interest in excluded the Ruff/Sass claims as these were released back to the Company by Placer. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement dated July 11, 1997, and the Company exercised its right to have Placer advance the Company’s share of venture costs from inception of the Venture to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

(ii)	Ruff/Norma Sass - 66.67% owned

By an Option Agreement dated September 13, 1995 as amended the Company had granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Ruff/Sass Claims. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by the issuance to the Company of 300,000 common shares in Levon (received during previous fiscal years) and incurring $350,294 in exploration on the Property (incurred during prior years).

A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of USD$1,250,000.

By an Option Agreement dated December 4, 2002 the Company granted Goldfranchise Corporation (“Goldfranchise”) an Option to acquire a 33 1/3% interest in the Ruff/Norma Sass claims. In order to earn the interest, Goldfranchise must:

a)	Pay to Coral US$38,391.50;

b)	Incur minimum expenditures on the Property in the amount of US $300,000, of which $100,000 on or before December 4, 2003, and the balance of $200,000 on or before December 4, 2004.

c)	Pay to Coral 33 1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

5. Mineral Properties (continued)

(a)Robertson Property (continued)

(ii)Ruff/Norma Sass - 66.67% owned (continued)

This Option Agreement with Goldfranchise has been terminated due Goldfranchise not fulfilling their obligations under the Agreement.

By way of an agreement dated December 30, 2004, the Company and Levon have assigned, sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. (“AGE”) of the following properties: the Blue Nugget; the Blue Nugget #1 to #8; the Lander Ranch; the Lander Ranch #1 to the Lander Ranch #25 and the Ladner Ranch Extension; the Blue Jay; the T and S; the Norma and the Norma #1 to the Norma #23; the Sass and the Sass #1 to the Sass #10; the DM #1 to the DM #8; the BA #1 to the BA #12; the PC #1 to the PC #20; and the PM #1 to the PM #12, in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

Date	Advance Royalty	Minimum Work
Execution of the agreement	$25,000	-
First anniversary	$30,000	13,000 ft of drilling
Second anniversary	$50,000	15,000 ft of drilling
Third anniversary	$75,000	17,000 ft of drilling
Fourth anniversary	$75,000	-
Fifth anniversary	$150,000	-

A minimum of 13,000 ft of exploration drilling is guaranteed to be completed as part of the first year's minimum work commitment. The initial advance royalty payment has been paid and received. Upon making the second and third year's anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 ft of drilling, AGE will have earned a 51% interest in the Norma Sass Property.

AGE at its option may provide the funds to acquire the leased claims from the underlying owners of such claims for the benefit of AGE, the Company and Levon, to earn an additional 24% interest (bringing AGE's total interest to 75%). AGE will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

5. Mineral Properties (continued)

(a)Robertson Property (continued)

(ii)  Ruff/Norma Sass - 66.67% owned (continued)

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE's payment of a royalty of 2.5% net smelter returns from production to the Company and Levon. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to the Company and Levon to 1.5%) for a cash payment of USD$1.0 million. The Company and Levon have agreed to share in any benefits from the agreement with AGE in proportion to their current respective interests in the Norma Sass Property.

(iii)	Core claims - 100% owned

By an Option Agreement dated January 31, 1999 the Company granted Placer Dome Inc. an option to acquire up to a 70% interest in the entire Robertson Property’s, 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer’s guarantee. Subsequent to January 31, 2004, the Company replaced the guarantee by posting a cash bond (note 6).

(b)	Eagle Property

The Company holds a 50% interest in 45 lode mineral claims located at Corral Canyon in Lander County, Nevada, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

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

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

5. Mineral Properties (continued)

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

6.	Reclamation Deposit

Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. The Company’s obligation at January 31, 1999 had been assumed by Placer as part of the Exploration and Development Option Agreement [note 5(a)]. As the Agreement was terminated on December 31, 1999, the Company was required to post its own security to guarantee performance under the Reclamation Bond.

During the previous year, a revised Reclamation Plan for the purposes of reducing the performance bond was approved by the Bureau of Land Management (the “Bureau”), reducing the required deposit to $518,057 (US$406,000) (2004 - $551,719). The performance bond remained the same for the 2005 year but efforts are being made to reduce it further.

Coral Resources Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond.

7.	Subscriptions Received in Advance

During 2005, the Company received $1,039,464 towards private placements of 255,220 units. Each unit consisted of one common share and a share purchase warrant entitling the investor to purchase an additional common share in the Company at a price of $4.80 and $5.50, respectively, on or before February 16, 2006 and February 17, 2006.

The Company has also received $76,000 towards the exercising of stock options and the issuance of 30,400 common shares.

The private placements were closed and all shares issued prior to year end so the balance for 2005 was nil (2004 - $791,720).

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

8.	Share Capital

Authorized: 50,000,000 common shares without par value.

Issued:

	Shares	Amount	Deficit

Balance, January 31, 2002	2,211,110	$24,427,667	$(18,122,458)
2003 share issuances for cash:
Private placements	8,297,396	2,078,178	-
Exercise of warrants	4,161,442	1,091,368	-
Exercise of stock options	140,000	35,000	-
Share issuance costs	-	(253,161)	-
2003 loss	-	-	(755,999)

Balance, January 31, 2003	3,470,993	27,379,052	(18,878,457)
2004 share issuances for cash:
Private placements	721,881	1,897,068	-
Exercise of warrants	149,310	357,368	-
Exercise of stock options	19,500	48,750	-
Share issuance costs	-	(36,000)	-
2004 loss	-	-	(753,596)

Balance, January 31, 2004	4,361,685	29,646,238	(19,632,053)
2005 share issuances for cash:
Private placements	255,220	1,039,464	-
Exercise of warrants	1,600	4,960	-
Exercise of stock options	30,400	76,000	-
Share issuance costs	-	(11,984)	-
2005 loss	-	-	(878,819)

Balance, January 31, 2005	4,648,905	$30,754,678	$(20,510,872)

(a)	At January 31, 2005, the following director, officer and employee stock options are outstanding enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
142,600	$2.50	September 5, 2005
392,900	$1.70	December 1, 2009

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

8. Share Capital (continued)

(a)	(continued)

The Company has granted founders, directors, officers and certain employees stock options. Stock option activity is summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance outstanding, January 31, 2002	127,750	$2.70

2003 - Granted	75,000	2.50

Balance outstanding, January 31, 2003	202,750	2.50

2004 - Cancelled	(10,000)	2.50
2004 - Exercised	(19,500)	2.50

Balance outstanding, January 31, 2004	173,250	2.50

2005 - Granted	412,900	1.70
2005 - Cancelled	(20,250)	1.71
2005 - Exercised	(30,400)	2.50

Balance outstanding, January 31, 2005	535,500	$1.91

Options Outstanding				Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.50	142,600	0.60	$2.50	142,600	$2.50
$1.70	392,900	4.83	$1.70	392,900	$1.70

The Company in fiscal 2004 adopted a formal stock option plan which provides for the granting of options to directors, officers, employees and consultants for a maximum of 706,000 shares (representing approximately 20% of the issued share capital of the Company as at the date of approval of the Plan by the Board). The Company recorded compensation expense of $343,533 (2004 - $nil) with respect to stock options granted.

The fair value of options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%, dividend yield of 0.0%, volatility factor of 52.3%, and a life of 5 years.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

8. Share Capital (continued)

(a)(continued)

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(b)	At January 31, 2005, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
412,900	$3.10	October 12, 2005
204,425	$3.60	November 17, 2005
102,956	$3.90	December 19, 2005
104,380	$4.80	February 16, 2006
150,840	$5.50	February 17, 2006
975,501

9.	Commitment

The Company entered into a new cost-sharing agreement during 2005 to reimburse a related party for 25% (2004 - 20%; 2003 - 20%) of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $135,140 (2004 - $107,393; 2003 - $63,192) was charged to operations in relation to the cost sharing agreement.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

10.	Related Party Transactions

Related party transactions not disclosed elsewhere in the financial statements are as follows:

(a)
Advances receivable include $28,003 (2004 - $28,003; 2003 - $33,003) due from a joint venture with common management and common directors and $31,427 (2005: $122,048 less an allowance for bad debt of $90,621; 2004: $101,920 less an allowance for bad debt of $90,621; 2003: $90,621) with two companies with common management and common directors.

(b)
Advances payable include $31,333 (2004 - $36,833; 2003 - $18,833) due to Directors in regards to past directors’ fees; $32,540 (2004 - $32,540; 2003 - $21,351) due to a company with common management and common directors; and $1,783 (2004 - $1,064; 2003 - $72,530) to a company controlled by a Director.

(c)	Consulting fees of $30,000 (2004 - $22,500; 2003 - $nil) were paid to a company owned by a director.

(d)	Management fees of $75,000 (2004 - $90,000; 2003 - $74,500) were paid to a company owned by a director.

(e)	Directors’ fees of $14,000 (2004 - $24,000; 2003 - $11,500) were paid to directors of the Company.

(f)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a Company with common management.

(g)	The loan receivable of $50,000 is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

11.	Asset Retirement Obligation

While the Company acknowledges their land mediation obligations, the ultimate amount to be incurred and the timeline for the incurrence is at best uncertain. Management has estimated, on an undiscounted basis and before an adjustment for inflation, that the costs would approximate $277,000. Management will continue to assess their asset retirement obligations and the associated liability will be recognized in the period in which sufficient information exists to estimate the costs and date of remediation.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

12.	Income Taxes

The components of the future income tax assets are as follows:

	2005	2004	2003

Future income assets:
Non-capital loss carry-forwards	$1,345,000	$1,026,000	$1,074,000
Earned depletion base	74,000	74,000	77,000
Unused cumulative Canadian exploration expenses	12,000	12,000	12,000
Unused cumulative Canadian development expenses	732,000	732,000	764,000

	2,163,000	1,844,000	1,927,000
Less: valuation allowance	(2,163,000)	(1,844,000)	(1,927,000)

Net future income assets	$-	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

At January 31, 2005, the Company had, for Canadian tax purposes, operating losses aggregating approximately $3,290,000.

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2006	$361,000
2007	419,000
2008	243,000
2009	231,000
2010	528,000
2011	627,000
2015	881,000
$3,290,000

The net operating losses available to offset revenues of the US operations are approximately US$4,700,000 and expire at various times through 2017.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

13.	Subsequent Events

(a)	The Company announced on February 17, 2005 that it has commenced trading on the Frankfurt Stock Exchange and the Berlin-Bremen Stock Exchange under the symbol WKN A0DJ0G.

(b)
The Company announced on April 12, 2005 that it has granted incentive stock options for the purchase of up to 42,500 shares at a price of $1.70 per share exercisable on or before April 12, 2010, to employees and consultants of the Company.

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP)

These consolidated financial statements and the selected financial data have been prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet items:

(i)	Reconciliation of Total Assets and Liabilities

	2005	2004	2003

Total assets per CDN GAAP	$10,749,628	$10,967,000	$8,888,094
Mineral properties	(8,472,255)	(7,574,347)	(7,159,261)

Total assets per US GAAP	$2,277,373	$3,392,653	$1,728,833

Total liabilities per US/CDN GAAP	$162,289	$161,095	$387,499

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(a) Reconciliation of Consolidated Balance Sheet items (continued):

(ii)	Reconciliation of Deficit under U.S. GAAP

	2005	2004	2003

Deficit end of year per CDN GAAP	$(20,510,872)	$(19,632,053)	$(18,878,457)
Stock compensation expense	(60,000)	(60,000)	(60,000)
Deferred exploration expenditures, net	(8,472,255)	(7,574,347)	(7,159,261)
Unrealized loss on marketable securities	119,174	119,174	119,174
Unrealized loss on investment securities	19,007	19,007	-

Deficit end of year per US GAAP	$(28,904,946)	$(27,128,219)	$(25,978,544)

(b) Reconciliation of Consolidated Statement of Income items:

Reconciliation of Net Loss under U.S. GAAP

	Year ended January 31, 2005	Year ended January 31, 2004	Year ended January 31, 2003

Net loss for the year per CDN GAAP	$(878,819)	$(753,596)	$(755,999)
Deferred exploration expenditures	(897,908)	(420,054)	(1,351,302)
Stock based compensation expense	-	-	(60,000)
Writedown of deferred exploration expenditures	-	4,968	10,389
Change in unrealized (gain) loss of marketable securities	-	-	22,686
Unrealized loss on investment security	-	19,007	-
Proceeds of interest disposed of	-	-	58,681
Net loss for the year per U.S. GAAP	$(1,776,727)	$(1,149,675)	$(2,075,545)

(c) Loss Per Share U.S. GAAP

	Year Ended January 31, 2005	Year Ended January 31, 2004	Year Ended January 31, 2003
Earnings (Loss) Per Share - basic and diluted	$(0.38)	$(0.31)	$(0.74)

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
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

Under US GAAP, a statement of changes in shareholders’ equity and comprehensive income in the following format would form a part of the annual financial statement:

Consolidated Statement of Changes in Shareholders’ Equity

	Share Capital		Share Sub-scriptions	Additional Paid In Capital	Compre-hensive Income (Loss)	Retained Earnings (Deficit)	Accumulated Other Compre-hensive Income (Loss)	Total Share-holders’ Equity
	Number of Shares	Amount

Balance forward, January 31, 2002	2,211,110	$24,427,667	$ 100,000	$-	$-	$(23,902,999)	$(96,488)	$528,180

Share subscriptions	-	-	(100,000)	-	-	-	-	(100,000)
Issuance of shares (see Note 9)	1,259,884	2,951,385	-	-	-	-	-	2,951,385
Stock-based compensation expense	-	-	-	60,000	-	-	-	60,000
Components of Comprehensive income:
- net income (loss)	-	-	-	-	(2,077,539)	(2,077,539)	-	(2,075,545)
- change in unrealized gain (loss) of marketable securities	-	-	-	-	(22,686)	-	(22,686)	(22,686)

					$(2,098,231)

Balance, January 31, 2003	3,470,994	$27,379,052	$-	$60,000		$(25,978,544)	$(119,174)	$1,341,334

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

14. Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(d) Comprehensive Income (continued)

Consolidated Statement of Changes in Shareholders’ Equity (continued)

	Share Capital		Share Sub- scriptions	Additional Paid In Capital	Compre-hensive Income (Loss)	Retained Earnings (Deficit)	Accumulated Other Compre- hensive Income (Loss)	Total Share-holders’ Equity
	Number of Shares	Amount

Balance forward, January 31, 2003	3,470,994	$27,379,052	$ -	$60,000	$-	$(25,978,544)	$(119,174)	$1,341,334

Share subscriptions	-	-	791,720	-		-	-	791,720
Issuance of shares (see Note 9)	890,691	2,267,186	-	-	-	-	-	2,267,186
Components of comprehensive income:
- net income (loss)	-	-	-	-	(1,149,675)	(1,149,675)	-	(1,149,675)
- change in unrealized gain (loss) of marketable securities	-	-	-	-	(19,007)	-	(19,007)	(19,007)

					$(1,168,682)

Balance, January 31, 2004	4,361,685	$29,646,238	$791,720	$60,000		$(27,128,219)	$(138,181)	$3,231,558

Share subscriptions	-	-	(791,720)	-		-	-	(791,720)
Issuance of shares (see Note 9)	287,220	1,108,440	-	-	-	-	-	1,108,440
Stock-based compensation expense	-	-	-	343,533	-	-	-	343,533
Components of comprehensive income:
- net income (loss)	-	-	-	-	(1,776,727)	(1,776,727)	-	(1,776,727)
- change in unrealized gain (loss) of marketable securities	-	-	-	-	-	-	-	-

					$(1,776,727)

Balance, January 31, 2005	4,648,905	$30,754,678	$ -	$403,533		$(28,904,946)	$(138,181)	$2,115,084

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(e) Supplemental Financial Information

(i) Reconciliation of Cash Flows Under U.S. GAAP

Cash Flows from Operating Activities

	2005	2004	2003

Cash provided by (used in) operating activities per CDN GAAP	$(1,289,204)	$(300,820)	$(345,611)
Deferred exploration expenditures	(897,908)	(420,054)	(1,195,479)
Proceeds of interest disposed of	-	-	58,681

Cash provided by (used in) operating activities per US GAAP	$(2,187,112)	$(720,874)	$(1,482,409)

Cash Flows from Investing Activities

	2005	2004	2003

Cash provided by (used in) investing activities per CDN GAAP	$914,246	$264,756	$(2,343,369)
Deferred exploration expenditures	(897,908)	420,054	1,195,479
Proceeds from sale of mineral interest	-	-	(58,681)

Cash provided by (used in) investing activities per US GAAP	$16,338	$684,810	$(1,206,571)

(f) New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", which is the result of the FASB's project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 does not have an impact on the Company's consolidated financial statements.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(f) New Accounting Pronouncements (continued)

In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS 123(R) establishes standards for the accounting for transaction s in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement does not have material impact on the Company's consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of AFB Opinion No. 20 and FASB Statement No. 3". SFAS 154 requires retrospective application to prior period's financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effects of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The adoptions of this new accounting pronouncement does not have a material impact on its consolidated financial position, results of operations or cash flows.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(g) Stock options

In 1995 FASB issued SFAS No. 123 “Accounting for Stock-Based Compensation”, which contains a fair value-based method for valuing stock-based compensation that entities may use. This measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. For U.S. GAAP purposes management accounts for options under Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees”, under which no compensation is recognized in connection with options granted to employees and directors except if options are granted at a strike price below fair value of the underlying stock. If the alternative accounting-related provisions of SFAS No. 123 had been adopted as of the beginning of 1996, the effect on 2001 U.S. GAAP net loss per share would have been immaterial.

In fiscal year 2003, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; dividend yield 0%; volatility of 98%; and 3.41 years of expected lives. The weighted average fair value of options granted in 2003 is $0.25.

Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company’s loss for the 2003 year and loss per share:

2003

Loss for the year:
- as reported	$(2,077,539)
- pro-forma	$(2,129,399)

Basic and diluted loss per share:
- as reported	$(0.74)
- pro-forma	$(0.76)

For the year 2005 and 2004, there were no reportable differences between the reported amounts and the pro-forma fair value model.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

14.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(g) Stock options (continued)

In March 2000 the Financial Accounting Standards Board issued “Interpretation #44, Accounting For Certain Transactions Involving Stock Compensation” among other issues, this interpretation clarifies:

(i)  The definition of employee for purposes of applying opinion 25.

(ii)	The criteria for determining whether a plan qualifies as a noncompensatory plan.

(iii)	The accounting consequence of various modifications of the terms of a previously fixed stock option or award, and

(iv)	The accounting for an exchange of stock compensation awards in a business combination.

In relation to (iii) the interpretation states, “if the exercise price of a fixed stock option award is reduced, the award shall be accounted for as a variable from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised, the exercise price of an option award has been reduced if the fair value of the consideration required to be remitted pursuant to the award’s original terms”.

(h) Statement of Cash Flow

(i)	Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	2005	2004	2003
Interest	$145	$730	$1,315
Income taxes	$-	$-	$-

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
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

While the Company acknowledges their land mediation obligations, the ultimate amount to be incurred and the timeline for the incurrence is at best uncertain. Management has estimated, on an undiscounted basis and before an adjustment for inflation, that the costs would approximate $277,000. In accordance with U.S. GAAP future asset retirement obligations are not to be recorded in those instances where the timing of or the amounts of remediation costs to be incurred cannot be reasonably estimated. Management will continue with their efforts to assess their asset retirement obligations and the associated liability will be recognized in the period in which sufficient information exists to estimate the costs and date of remediation.

 The Company has adopted SFAS No. 143 effective February 1, 2003 for the purposes of the U.S. GAAP reconciliation note. Canadian GAAP was aligned with U.S.  GAAP effective February 1, 2004.

(ii) Concentrations of Credit Risk

 At January 31, 2005, 2004 and 2003, the Company had approximately $nil, $nil and $nil, respectively, in cash balances at financial institutions which were in excess of the insured limits.

(iii) Operations in a Foreign Country

The Company is subject to numerous factors relating to conducting business in a foreign country (including, without limitation, economic, political and currency risk), any of which could have a significant impact on the Company’s operation.

The Company’s U.S. subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California are subject to U.S. corporation tax on profits.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
January 31, 2005, 2004 and 2003
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

(i)
Advances receivable include $28,003 (2004 - $28,003; 2003 - $33,003) due from a joint venture with common management and common directors and $31,427 (2005: $122,048 less an allowance for bad debt of $90,621; 2004: $101,920 less an allowance for bad debt of $90,621; 2003: $90,621 less an allowance for bad debt of $90,621) with two companies with common management and common directors.

(ii)	Consulting fees of $30,000 (2004 - $22,500; 2003 - $nil) were paid to a company owned by a director.

(iii)	Management fees of $75,000 (2004 - $90,000; 2003 - $74,500) were paid to a company owned by a director.

(iv)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a company with common management.

(v)	Investment securities and marketable securities would be noted as a related party on the balance sheet.

(b)	Deferred Exploration Expenditures

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

Dated: July 22, 2005     CORAL GOLD RESOURCES LTD.

By: /s/ Matt Wayrynen
Matt Wayrynen, Chief Executive Officer