Form 20-F
period 2006-01-31
CORAL GOLD RESOURCES, LTD.
filed 2006-07-31
CIK 813639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2006

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________________

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

Commission File Number 0-15688

CORAL GOLD RESOURCES LTD.
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
______________________________
Common Shares, without Par Value ____________(Title of Class)___________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding Common Shares as of January 31, 2006 was 5,106,266.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark which financial statement item the Company has elected to follow.
Item 17 [X]   Item 18 [ ]

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] Yes [X] No

*Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check on):
Large Accelerated File [ ] Accelerated Filer [ ] Non-Accelerated Filer [X ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

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

GSR	Payment of a percentage of gross mining profits commonly known as gross smelter return royalty.
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.
lode claim	A mining claim on an area containing a known vein or lode.
mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR Royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.
placer claim	A mining claim located upon gravel or ground whose mineral contents are extracted by the use of water, by sluicing, hydraulicking, etc.
porphyry	Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.
pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.
pyrite	Iron sulphide mineral.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
silification	A process of fossilization whereby the original organic components of an organism are replaced by silica, as quartz, chalcedony, or opal.
sulfidation	In conditioning a flotation pulp, addition of soluble alkaline sulfides in aqueous solution to produce a sulfide-metal layer on an oxidized ore surface.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Forward-Looking Statements

The following discussion contains forward-looking statements regarding events and financial trends, which may affect the future operating results and financial position of Coral Gold Resources, Ltd., formerly known as Coral Gold Corp. (the “Company”, or alternatively, “Coral”). Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled “Risk Factors” in Item 3.D and “Operating and Financial Review and Prospects” at Item 5.

This annual report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, “we” or “us” refers to the Company.

You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.

Currency

Unless otherwise indicated in this Annual Report, all references to "Canadian Dollars", "CDN$", "dollars" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars", or "US$" are to the lawful currency of the United States.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resources

This Annual Report uses the terms “measured resources” and “indicated resources”. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

This Annual Report uses the term "inferred resources". We advise United States investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.    Selected Financial Data

The selected historical financial information presented in the table below for each year ended January 31, 2006, 2005, 2004, 2003 and 2002, is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements and notes for each year in the three year period ended January 31, 2006, 2005 and 2004 are included in this Annual Report. The selected historical financial information for each year ended January 31, 2003 and 2002, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, referred to as “Canadian GAAP”. The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Note 18 of the financial statements, included with this Annual Report contains a reconciliation between Canadian and United States generally accepted accounting principles, referred to as "U.S. GAAP", which differ in respect to the recording of the writedown of deferred exploration expenditures, mineral property acquisition costs, changes in gains or losses of marketable securities, proceeds of interests deposed of, deferred exploration expenditures and recognition of compensation expense upon the issuance of stock options.

In this Annual Report, all dollars are expressed in Canadian dollars unless otherwise stated.

	Year ended January 31,
Canadian GAAP	2006	2005	2004	2003	2002
Operations
Revenue	$-	$-	$-	$-	$-
Expense
General and Administrative	2,301,983	866,085	640,502	538,893	244,071
Net Income (Loss)	(3,067,474)	(878,819)	(753,596)	(755,999)	(1,128,401)
Net Income (Loss) Per Share	(0.64)	(0.19)	(0.20)	(0.27)	(0.54)

Weighted Average Number of Shares Issued	4,789,881	4,629,892	3,686,398	2,805,433	2,095,913

	As at January 31,
Balance Sheet	2006	2005 restated(1)	2004 restated(1)	2003 restated(1)	2002 restated(1)
Working Capital	36,519	1,400,605	2,601,586	(14,178)	356,553
Total Assets	11,385,912	10,737,683	10,896,355	8,888,094	6,564,304
Liabilities	2,233,748	480,289	479,095	705,499	477,095
Shareholders’ Equity	9,152,164	10,257,394	10,417,260	8,182,595	6,087,209
_______________________________
(1) See Note 2 of the Company's Financial Statements included elsewhere in this Annual Report (Item 17).

[NTD: To be confirmed by the Company and Auditors]

U.S. GAAP	Year Ended January 31,
	2006	2005 restated(1)	2004	2003	2002
Operations
Revenue	$-	$-	$-	$-	$-
Loss for year under Canadian GAAP	(3,067,474)	(878,819)	(753,596)	(755,999)	(1,128,401)
Adjustments:
Deferred exploration expenditures	(584,880)	(897,908)	(420,054)	(1,351,302)	(196,909)
Stock based compensation	-	-	-	(60,000)	-
Writedown of deferred exploration expenditures	-	-	4,968	10,389	70,019
Writedown of mineral property acquisition costs	-	-	-	-	700,000
Change in unrealized (gain) loss of marketable securities	-	-	-	22,686	96,488
Proceeds of interest deposed of	-	-	-	56,681	-
Net loss for the year under U.S. GAAP	(3,652,354)	(1,776,727)	(1,168,682)	(2,075,545)	(458,803)
Income (loss) per share under U.S. GAAP	(0.76)	(0.38)	(0.32)	(0.74)	(0.22)

	As at January 31,
Balance Sheet	2006	2005 restated(1)	2004 restated(1)	2003 restated(1)	2002 restated(1)
Total assets under Canadian GAAP	11,385,912	10,737,683	10,896,355	8,888,094	6,564,304
Adjustments	(9,065,945)	(8,466,484)	(6,682,435)	(6,311,896)	(5,075,070)
Total assets under US GAAP	2,319,967	2,271,199	4,213,920	2,576,198	1,489,234

Total equity under Canadian GAAP	9,152,164	10,257,394	10,417,260	8,182,595	6,087,209
Adjustments	(9,065,945)	(8,466,484)	(6,682,435)	(6,311,896)	(5,075,070)
Total equity under US GAAP	86,219	1,790,910	3,734,825	1,870,699	1,012,139
________________________________
(1) See Note 2 of the Company's Financial Statements included elsewhere in this Annual Report (Item 17).

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2002	1.5568	1.5915	1.6128	1.4933
2003	1.5655	1.5286	1.6112	1.5108
2004	1.3803	1.3265	1.5315	1.2690
2005	1.2961	1.2396	1.3970	1.1775
2006	1.2061	1.1436	1.2703	1.1436

The following table sets forth the high and low exchange rate for the past six months. As of July 11, 2006, the exchange rate was CDN$1.1339 for each US$1.

Month	High	Low
January 2006	1.1726	1.1436
February 2006	1.1577	1.1379
March 2006	1.1722	1.132
April 2006	1.1718	1.1203
May 2006	1.1232	1.0989
June 2006	1.1241	1.0991

B.	Capitalization and Indebtedness

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

We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. The Company can make no assurance that it will be able to raise sufficient capital to meet such requirements.

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

The mining industry is highly speculative and involves substantial risks. The mining industry, from exploration, development and production is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The combination of such factors may result in the Company not receiving an adequate return on investment capital.

The Company’s properties are all at the exploration stage and have no proven reserves. All of the Company's properties are in the exploration stage only and are without a known body of ore. If the Company does not discover a body of ore in its properties, the Company will search for other properties where it can continue similar work.

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

Limited Ability to Raise Capital Without Incurring a Change of Control. The Company entered into a subscription agreement with Robert McEwen, which provides, among other things, that, for a period of two years following the closing of the acquisition of the common shares, if at any time subsequent to the closing of the acquisition of such common shares, Mr. McEwen owns not less than 10% of the issued and outstanding common shares of the Company (assuming the exercise of any warrants held by Mr. McEwen), then Mr. McEwen shall have a right of first refusal to participate in any future financings of the Company. This right of first refusal may adversely affect the Company’s ability to raise capital and/or could cause a change in control of the Company.

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

Uncertainty of continuing as a going concern. The continuation of the Company and the recoverability of mineral property costs depends upon its ability to discover economically recoverable mineral reserves, attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. The Company's financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

Limited and volatile trading volume. Although the Company's common shares are listed on the TSX Venture Exchange, referred to as the "TSX-V" and the Frankfurt Stock Exchange and the Berlin-Bremen Stock Exchange, referred to as the "FSE", and quoted in the United States on the Over the Counter Bulletin Board, referred to as the "OTCBB", the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company's common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company's common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2006 fiscal year, the Company's common share price fluctuated on the TSX-V between a low of $0.99 and a high of $4.17. Subsequent to the 2006 fiscal year, the Company's common share price has fluctuated between a low of $3.19 and a high of $6.99. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

Difficulty for United States investors to effect service of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. The majority of the Company's directors and officers are residents of Canada. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2006, we had a net loss of $3,067,474 and an accumulated deficit on January 31, 2006 of $23,896,346. As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

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

Market price is highly speculative. The market prices of metals are highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the exploration, development and production of such properties. If gold prices substantially decline, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

The Company operates in a highly competitive industry. The Company competes with other developmental resource companies which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company. The Company may encounter increasing competition from other mining companies in its efforts to acquire mineral properties and hire experienced resource industry professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Penny stock rules may make it more difficult to trade the Company’s common shares. The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange loss of $20,401 in fiscal 2006. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

Item 4. Information on the Company

A.    History and Development of the Company

The Company was organized under the Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Carol Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and to Coral Gold Corp. on September 9, 1987. On September 14, 2004, the Company changed it name to Coral Gold Resources Ltd in conjunction with a 10 to 1 share consolidation. The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

We are a natural resource company primarily engaged in the exploration and development of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in the States of Nevada and California. Since fiscal 2004, we have made aggregate principal capital expenditures of $2,936,348 on our properties known as the Robertson Mining Claims located in the State of Nevada. The Robertson Mining Claims comprise three separate claim groups known as: (i) the Robertson Property; (ii) the Carve Out Claims, and (iii) the Norma Sass and Ruf Claims. Of the aggregate capital expenditures of $2,936,348, $2,894,520 was spent on the Robertson Property and $41,828 was spent on the Norma Sass and Ruf Claims.

On March 5, 2006, the Company received a notice of intention by U.S. Gold Corporation, referred to as "U.S. Gold", to acquire all of the Company’s outstanding common shares. The notice of intention was received from Robert McEwen, Chairman and Chief Executive Officer of U.S. Gold. Under the proposal, U.S. Gold would offer 0.63 shares of U.S. Gold common stock for each outstanding common share of the Company. A formal offer has not been made as at the record date of this Annual Report.

A special committee of the board of directors of the Company was established to deal with U.S. Gold’s unsolicited offer.

The special committee selected Roman Friedrich & Company Ltd. of Vancouver to act as its financial adviser, to assist in responding to U.S. Gold’s unsolicited offer and to investigate other alternatives that may be available to maximize shareholder value.

The special committee will fully consider the U.S. Gold offer once it is formally made and will provide its recommendations regarding the offer, or any alternative transaction, to the board of directors in due course. The ultimate recommendation of the board of directors will, thereafter, be communicated to shareholders.

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

The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada. Please see Note 7 of the attached financial statements for a more detailed overview of the Company’s mining claims and related information.

Robertson Property - Operations and Activities

During the fiscal year ended January 31, 1999, the Company entered into an option agreement dated October 8, 1998, which we refer to as the "Option Agreement", with Placer Dome U.S. Inc., referred to as "Placer", which was later assigned by Placer to the Cortez Joint Venture, doing business as Cortez Gold Mines (a joint venture owned by Placer and Kennecott Minerals), which we refer to as "Cortez".

Effective December 30, 1999, pursuant to the terms of the Option Agreement, Cortez elected to terminate the Option Agreement. This required the Company to post its own security for the reclamation bond for the Robertson Property and obtain a full release of Placer’s guarantee of the original reclamation bond. In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Property to reduce its reclamation bond that Placer had guaranteed for the Company. The Company was able to obtain a release of Placer's guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond. The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash. In fiscal year ended 2006, with more reclamation work having been completed and accounted for, the reclamation bond was further reduced to US$228,205. The cost to the Company to conduct the reclamation, prepare an updated reclamation plan, and other associated costs was approximately US$28,156 (year ending January 31, 2006) (US$237,130 since 2003).

In the 2006 fiscal year, the Company completed the purchase of 1,391,860 shares of Marcus Corporation, referred to as "Marcus", representing 98.49% of the total issued shares of Marcus. Marcus is a non-reporting Nevada corporation, which owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company now controls Marcus and owns an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million.

In consideration of the acquisition, the Company issued one common share of the Company for every four common shares of Marcus, for a total of 347,964 common shares of the Company. In addition, each tendering Marcus shareholder received a non-transferable share purchase warrant, permitting such shareholders to purchase one additional common share of the Company at an exercise price of $2.00 per share for a period of up to two years from the closing date of the acquisition, for every two shares of the Company received on the share exchange.

The 2005 drilling program began on June 15, 2005 and was completed August 10, 2005, consisting of 12 vertical reverse-circulation drill holes, totaling 10,540 feet. The depth of the holes ranged from 500 feet to 1,200 feet. All twelve holes returned ore-grade intervals ranging in thickness from 10 feet to 150 feet.

Two holes were aimed at assessing the potential westward extension of stratiform 39A-type mineralization in to the so-called “distal target” area, located approximately 1,500 feet northwest of the 39A Zone. Both holes were completed to a depth of 1,200 feet. This mineralized area is currently defined by six widely spaced reverse circulation drill holes covering an area roughly 2,000 feet in a northwesterly direction by 900 feet in a southwesterly direction.

In the Gold Pan zone, four holes were collared roughly 400 feet apart in an area 500 to 1,000 feet east of the 39A Zone, to test the potential for deep 39A-type mineralization beneath the near-surface mineral resource. These holes were located at possible structural intersections that appear to exert control on the distribution of near-surface gold. Three of the holes encountered strong retrograde alteration at the projected depth where the stratiform 39A-type mineralization was expected.

The 2005 drilling identified much stronger mineralization than previously encountered in the “distal target” area suggesting potential for developing new mineral resources in this area with additional drilling. In the 39A Zone, drilling indicates that the southern portion remains open for limited expansion to the southeast. However, results from drilling at the extreme north end of the zone suggests good potential for discovering additional higher grade resources in that area with continued drilling. Results from three of the four wide spaced drill holes collared in the Gold Pan zone, identified a widespread zone of strongly developed retrograde alteration carrying local ore-grade values at depths (850-1,045 feet) where the 39A zone was projected to be.

Currently, the Company’s initial drilling program for the 2006 calendar year, a $4 million exploration and evaluation program is underway. Drilling on the property began on April 30, 2006 after a series of weather related delays. The program is designed to expand the 39A/Gold Pan mineral resource and test a number of new targets.

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

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be US$150,000 per annum. All advance royalty payments will be credited towards Agnico-Eagle’s payment of a royalty of 2.5% net smelter returns from production to the Company and Levon.

Agnico-Eagle completed 13,980 feet of drilling in 2005 on the Norma Sass and Lander Ranch property. The Norma Sass program consisted of six drill holes, varying from 1,665 to 1,975 feet in depth. All six holes encountered alteration, silification and sulfidation in Lower Plate rocks. Two holes in the northeast corner of the property intersected gold. In the 2006 calendar year, Agnico-Eagle intends to drill another 15,000 feet in 12 to 15 holes. Agnico-Eagle is prepared to extend the program if favorable results are obtained.

Reclamation Activities

The Company spent approximately $24,166 on reclamation and maintenance in fiscal year 2006 on the Robertson Property. The Company is reclaiming past mining and exploration related disturbances to public lands as required by the Bureau of Land Management and the Nevada Department of Environmental Protection.

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

The regulatory bodies that directly regulate the Company's activities are the Bureau of Land Management (Federal) and the Nevada Department of Environmental Protection (State).

C.    Organizational Structure

The Company has two wholly-owned subsidiaries, Coral Energy Corporation of California, a California corporation which holds title to the Company’s California property, and Coral Resources, Inc., a Nevada corporation, which holds title to the Company’s mining claims located in Nevada. In the 2006 fiscal year, the Company completed the purchase of 1,391,860 shares, representing 98.49% of the issued shares, of Marcus, a Nevada Corporation that owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property.

D.	Property, Plant and Equipment

Presently, the Company is an “exploration stage company”, as all of the Company’s properties are currently in the exploratory stage of development. In order to determine if a commercially viable mineral deposit exists in any of the Company’s properties, further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

The Company’s primary focus has been on the Robertson Mining Claims, in Nevada, United States.

Robertson Mining Claims, Nevada, U.S.A

The Robertson Mining Claims are located in Crescent Valley, Nevada on the western flanks of the Shoshone Range, 28 miles to the southeast of Battle Mountain, Nevada, which lies some 230 miles northeast of Reno, Nevada. The Robertson Mining Claims comprise approximately 11,000 acres in the Bullion Mining District, Lander County, Nevada, and currently include 724 unpatented and patented lode and placer mining claims. The Robertson Mining Claims are recorded under three separate claim groups known as: (i) the Robertson Property; (ii) the Carve-Out Claims; and (iii) the Norma Sass and Ruf Claims, as described more particularly below.

These mining claims have been acquired over a period of several years from different sources. The entire Robertson Mining Claims are subject to a 3% net smelter royalty to Geomex Development Eighth Partnership, referred to as "Geomex 8", which royalty shall cease at such time as the sum of US$1,250,000 has been paid to Geomex 8, and various mining leases requiring minimum annual advanced royalties ranging from 2% to 8% of net smelter returns.

There is no underground or surface plant or equipment located on the Robertson Mining Claims.

MAP AREA
NEVADA
ROBERTSON MINING CLAIMS
HUMBOLDT COUNTY
ELKO COUNTY
PERSHING COUNTY
LANDER COUNTY
EUREKA COUNTY
CHURCHILL COUNTY
WHITE PINE COUNTY
NYE COUNTY
WINNEMUCCA
BATTLE MTN
CRESCENT VALLEY
CARLIN
ELKO
AUSTIN
95
80
305
306
766
225
278
50
376
N

Figure 3.1

Location Map
Robertson Property
Lander County, Nevada

Jan 2004 R.McCusker S Taylor

0 50 100 Kilometers
0 25 50 75 Miles

ROBERTSON MINING CLAIMS

N
BLUE NUGGET
LANDER RANCH
ROBERTSON (TENABO)
CARVE OUT JOINT VENTURE CLAIMS
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
Cortez Mine
Cortez Hills
Pediment

Robertson (Tenabo) Property and key projects of the Crescent Valley Region

(i)    Robertson Property

The Robertson Property is the subject of two technical reports dated January 15, 2004 and April 25, 2006 prepared by Robert T. McCusker, P.Geol. in accordance with the requirements of National Instrument 43-101 implemented by the Canadian Securities Administration ("NI 43-101"), which we refer to as the "McCusker Reports". The following historical information concerning the Robertson Property is extracted from the McCusker Reports. The reader is referred to the entire text of the McCusker Reports, copies of which are available under the Company’s filings on EDGAR at www.sec.gov and on SEDAR at www.sedar.com.

Property Description and Location

The Robertson Property is located in eastern Lander County, Nevada, on public lands administered by the Bureau of Land Management, referred to as the "BLM". The property is situated in Sections 2-10, 15-18, 20, 21, Township 28 North, Range 47 East and Sections 26, 32 and 34, Township 29 North, Range 47 East, Mt. Diablo Baseline & Meridian.

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

The Robertson Property consists of 428 unpatented federal lode claims, 94 placer claims, nine patented lode claims and one unpatented mill site, covering over 4,500 acres. Two groups of claims totaling 82 claims are non-contiguous with the core group of claims. The Company controls the surface and mineral tenures within the project area through recorded title, or through mining lease and mining lease with option to purchase agreements of the patented and unpatented mining claims. The Company’s wholly-owned subsidiary, Coral Resources, Inc., is the owner of record with 100% interest in 359 claims and controls an additional 173 claims through a variety of mineral leases, as more particularly described below.

In 2001, a boundary agreement between the Company and the Cortez resolved claim boundary overlaps and seniority issues along the east and south sides of the Robertson claim block. This agreement required both parties to amend and/or abandon certain claims in order to achieve the agreed upon boundary. This was completed during the 2002-2003 assessment year.

Approximately 173 of the 532 claims that comprise the Robertson Property are controlled by the Company through six mining leases and option agreements. The claims held by the Company under lease or option agreements require minimum advance royalty payments and production royalties in the event of production. Total annual payments for the various leases and minimum advance royalties are US$55,800. A summary compilation of the terms of these agreements are presented in the Table below:

Mining Lease and Option Agreements

Company/Date	Number of Claims	Option Payment	Production Royalty	Advance Royalty Payment
Tenabo Gold Mining Co. Nov. 30, 1975	13	$2M	8% NSR	$12,000/yr
Fannie Komp Sept. 16, 1986	76	$1M	5% NSR	$24,000/yr
Florence Johnson Nov. 5, 1986	16	$50,000	5% GSR	$1,800/yr
Northern Nevada Au, Inc. Sept. 30, 1986	12	$0.3M	4% GSR	$9,600/yr
Albany Gold Corp. (Geomex)	All	$1.25M	3% NSR	None/yr
Mauzy, et al Apr. 21, 1989	36	$0.75M	2% NSR	$14,400/yr

Annual federal rental fees of US$44,300, payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2005-2006 assessment year.

Environmental Liabilities

In 1988-89, the Company operated a small open pit gold mining operation and heap leach facility on the Robertson Property. The resulting disturbances include three small open pit mines, waste dumps, haul roads, drill roads, open drill holes, and a 350,000 ton heap leach facility and related recovery plant. In 1994, a reclamation plan was prepared by Amax Gold Exploration Inc., referred to as "Amax", and submitted to the Battle Mountain office of the BLM. The cost to perform the reclamation of the Robertson mine site was estimated at that time to be US$2,000,000. In 2001, the Company began reclamation activities which were accelerated in 2002, with the recontouring of waste dumps, reclamation of the leach pad, haul roads and the filling of all open drill holes. As a result of this activity, in June 2003, the BLM reduced the bonding requirements for the project to US$406,000. The Company currently maintains a required performance bond with the Nevada State Office of the BLM. The Company is working with the BLM and the United States Department of Interior in efforts to further reduce the bond.

In March 2003, on behalf of the Company, SRK Consulting submitted a final plan for permanent closure with the BLM and Nevada Division of Environmental Protection, referred to as the "NDEP". The closure plan was been approved by both agencies. The major component of the closure plan was the installation of a site fluid management system. As a result of this work during 2004, the BLM lowered the bonding requirements to $226,205. The Company currently maintains a required performance bond with the Nevada State Office of the BLM. The Company is working with the BLM and the United States Department of Interior in efforts to further reduce the bond.

Permitting

In 2002, the Company submitted and was granted a five year renewal of Water Pollution Control Permit (NEV60035) by the NDEP for the Robertson Property. In addition, the Company continues to conduct reclamation and exploration activities under a Plan of Operation (NV067688) approved in 1989 by the Bureau of Land Management.

During the period 2000 through 2003, no exploration activity was conducted on the Robertson Property. However, during that period a significant amount of surface reclamation was completed on the property. As a result, new exploration activities in reclaimed areas will require submission and approval of an Amendment to the Plan of Operation. Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance. Much of the Robertson Property has been previously cleared under various surveys conducted by Amax. Recent and planned future exploration activities by the Company have moved outside the area covered by previous archeological surveys. It is possible that future exploration will experience delays in receiving approval because additional surveys will be required by state and federal agencies. In 2004-05, the Company conducted exploratory drilling under a series of amendments to the Plan of Operation which were approved by the Battle Mountain office of the BLM and NDEP.

There are no known environmental or threatened and endangered species issues at the Robertson Property that would provide grounds for denial of approval of an Amended Plan of Operation.

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

Summary of Pre-Coral Drilling Activities at Robertson Property

Company	Date of Activity	Number and Type of Holes Drilled	Drill Footage(ft)	Target
Superior Oil	1968-70	92 Conv. Rotary	c. 32,000	Gold Pan
Placer Development	1973-74	23 Conv. Rotary	c. 3,500	none
Teck Corporation	1977	none	none	none
Aaron Mining Ltd.	1977	7 Conv. Rotary	c.300	Gold Quartz
E & B Exploration Ltd.	1980-81	148 Rev. Circlulation	30,807	Gold Pan
Totals		270	66,607

Modern open pit mining and heap leaching began as early as 1974, when Aaron Mining Ltd., referred to as "Aaron", initiated a pilot leach operation on the Robertson Property. During the period 1978-80, Aaron expanded its leaching operations and continued exploration and began consolidating and acquiring claims in the district.

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

In 1990, the Company and Amax entered into an amended and restated option and earn-in Agreement in which Amax could earn a 60% interest in the Robertson Property by producing a bankable feasibility study. From 1990, until they withdrew from the venture in 1996, Amax completed an exploration program that included drilling 338 reverse circulation holes and 62 diamond drill holes, totaling over 176,000 ft.

In 1998, Cortez, entered into an option and earn-in agreement with the Company in which Cortez could earn a 70% interest in the Robertson Property by producing a bankable feasibility study. The focus of their exploration was to expand the 39A zone and test a number of outlying targets. During 1999, Cortez completed 46 reverse circulation drill holes and a single flood rotary hole, totaling 57,000 feet. Of the 13 holes directed at expanding the 39A zone, only two holes, 99401 and 99413, encountered significant mineralization. This drilling program did little to expand the resource. Of the remaining holes drilled by Cortez, only two holes (99406 and 99419) encountered significant mineralization. Both holes were designed to offset and/or follow up existing drill intersections and surface gold anomalies.

After completing this drilling program, Cortez declared its interest in renegotiating the terms of the Option Agreement with the Company. When the Company declined, Cortez subsequently terminated the Option Agreement on December 30, 1999, and did not earn an interest in the Robertson Property.

During 2004 and 2005, the Company conducted three drilling programs consisting of 32 reverse circulation holes totaling 24,020 feet on the Robertson Property. The focus of this exploration was to expand and further define the 39A Zone, test the "deep" Gold Pan Zone for extensions of the 39A Zone and offset previous ore-grade intersections in the "distal target area".

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

Mineral Resource Estimates

In late 2005, an independent third party was contracted by the Company to undertake a Preliminary Assessment of the currently defined mineral resources at the Robertson Property. The results of this study are reported in a NI 43-101 compliant technical report dated April 25, 2006 prepared by R. T. McCusker entitled "Update of the Geological Report on the Robertson Property". The purpose for this study was to update the 2001 resource estimate, include results from the 2004-2005 drilling programs in the estimate and examine the effect of higher gold price on the economics of the existing resources. The mineral resource estimates of the Porphyry and combined 39A/Gold Pan Zones were conducted by an independent third party and a qualified person pursuant to NI 43-101. The Altenburg Hill and distal Target inferred mineral resources were estimated by R. T. McCusker, a qualified person pursuant to NI 43-101. A summary of the mineral resources estimated to be present on the Robertson Property are presented in the following Table.

It should be noted that the resource classifications applied by an independent third party and R. T. McCusker conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions for measured, indicated and inferred mineral resources, respectively, pursuant to usage under NI 43-101. Further, it should also be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to U.S. Investors concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “measured resources” and “indicated resources.” The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This section uses the term "inferred resources". We advise United States investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it."Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Robertson Mineral Resource 2006 (by R.T. McCusker)

	Measured mineral resources			Indicated mineral resources			Total measured and indicated			Inferred mineral resources
Zone	Short tons (000s)	Gold Grade (oz/ton)	Contained ozs (000s)	Short tons (000s)	Gold Grade (oz/ton)	Contained ozs (000s)	Short tons (000s)	Gold Grade (oz/ton)	Contained ozs (000s)	Short Tons (000s)	Gold Grade (oz/ton)	Contained ozs (000s)
Porphyry(1)	10,600	0.020	212	2,100	0.018	37	12,700	0.020	249
39A/Gold Pan(1)				10,200	0.044	450	10,200	0.044	450	4,900	0.039	192
Altenburg Hill(1)										3,500	0.018	63
Distal Target(1)										1,008	0.178	179
Total	10,600	0.020	212	12,300	0.040	487	22,900	0.031	699	9,408	0.046	434
____________________
(1)  Estimated using a 0.01 oz Au/t cutoff grade.

An independent study prepared by a third party indicates that due to the low-grade nature of the Robertson mineral resources, they are sensitive to a number of parameters including gold recovery, operating costs, capital cost and gold price. Estimated net revenue generated by the 39A/Gold Pan and Porphyry resources at a gold price of $550/ounce and 683,000 ounces of recoverable gold generates a net revenue of $97.5 million, which makes the resources uneconomic as evaluated.

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

Beginning in 1997 and continuing through 1998, Cortez conducted a series of exploratory drilling programs on the Carve-Out Claims with limited success. In 2002, the Company conducted a drilling program on the Carve-Out Claims with follow-up drilling in the immediate vicinity of existing drill holes with mixed results. To date, no significant mineral resources have been discovered on the Carve-Out Claims. However, the wide-space deep drilling has established the presence of scattered significant gold values, anomalous levels of Carlin-type trace elements, key structural components and the occurrence of a preferred host strata.

The Company plans to rely on Cortez to further explore the property for mineral resources.

There is no underground or surface plant or equipment located on the Carve-Out Claims, nor any known body of commercial ore.

(iii)         Norma Sass and Ruf Claims, Nevada, U.S.A

The Company currently owns a 66-2/3% interest in the Norma Sass and Ruf Claims, which originally were a part of the Carve-Out Claims, after an option agreement with Levon was amended on October 3, 2002 transferring to Levon a 33-1/3 percent interest in the Norma Sass and Ruf Claims. Levon is a British Columbia company also engaged in the exploration of precious minerals and has four directors in common to the Company.

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

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be US$150,000 per annum. All advance royalty payments will be credited towards Agnico-Eagle's payment of a royalty of 2.5% net smelter returns from production to the Company and Levon. Agnico-Eagle has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to the Company and Levon to 1.5%) for a cash payment of US$1.0 million. The Company and Levon have agreed to share in any benefits from the agreement with Agnico-Eagle in proportion to their current respective interests in the Norma Sass Property.

There is no underground or surface plant or equipment located on the Norma Sass and Ruf Claims, nor any known body of commercial ore.

JDN Claims, Nevada, U.S.A. (formerly known as the JD Mining Claim)

On December 16, 1986, the Company acquired six mining claims on 550 acres of land near Crescent Valley (Lander County), Nevada for US$10,000. The Company located an additional 28 unpatented lode mining claims covering some 30 acres in May 1996 and acquired a 100% interest by staking the “JDN Claims”. The JDN Claims are located approximately three miles north of the Robertson Mining Claims. In 1987, geological mapping was conducted. In fiscal year 1994, the Company optioned a 50% interest in the JDN claims to Mill Bay Ventures Inc., formerly First International Metals Corp., referred to as "Mill Bay", a company with two directors in common to the Company, for $10,000 and an initial installment of 50,000 common shares of Mill Bay. On February 5, 1997, Mill Bay exercised the option by issuing to the Company an additional 50,000 common shares and completion of specified exploration work.

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

The C-Eagle Claims are subject to a 3% net smelter royalty to Geomex 8, which royalty shall cease at such time as the sum of US$1,250,000 has been paid to Geomex 8.

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

Ludlow Property, California, U.S.A.

The Company owns certain mining property consisting of approximately 128 acres in San Bernardino County, California, referred to as the "Ludlow Property". The purchase price for the Ludlow Property was $28,187, and as of January 31, 2000, the Company expended $36,885 on exploration costs. The property is located approximately six miles south of Ludlow, California, and is readily accessible by dirt road from Ludlow. Ludlow lies at the western junction of U.S. Highway 40 and Route 66. Old wagon roads allow any part of the property to be reached by an easy walk. The Ludlow property has previously been explored as evidenced by trenches, pits and shallow shafts and adits. The only recorded data relating to previous exploration applies to the Baghdad-Chase Mine which lies approximately two kilometers to the south of the Ludlow Property.

There has been no underground exploration or development work done on the claims by the Company other than geochemical soil sampling and, to the Company’s knowledge, there is no record of the previous work carried out on the claims as indicated by the evidence of trenches, pits and shallow shafts and adits that are located thereon. No exploration work has been performed on the property for the past five fiscal years. In order to keep the mining title to the Ludlow Property in good standing, the Company is required to pay property taxes. As of fiscal year 2001, the Company wrote down the Ludlow Property to a nominal value. There is no surface or underground plant or equipment on the Ludlow Property, nor any known body of commercial ore.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company is for the years ended January 31, 2006, 2005 and 2004, and should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	January 31, 2006		January 31, 2005 Restated		January 31, 2004 Restated
	$		$		$
Loss before other items		(2,301,983)		(866,085)		(640,502)
Loss for the period		(3,067,474)		(878,819)		(753,596)
Loss per share		(0.64)		(0.19)		(0.20)
Total assets		11,385,912		10,737,683		10,896,355
Total liabilities		2,233,748		480,289		479,095
Working capital		36,519		1,400,605		2,601,586

During the 2006 fiscal year, the Company incurred a loss of $3,067,474 (2005: a loss of $878,819) and a net loss per share of $0.64 (2005: a net loss per share of $0.19). The 2006 loss includes a future income tax expense of $778,000 compared to $Nil in 2005. The 2006 loss also includes interest income of $20,454, a decrease of $13,332 from 2005, a foreign exchange loss of $20,401, a decrease of $26,119 from 2005, and a $12,467 recovery of written off advances receivable compared to $nil in 2005. The decrease in interest income was due to the maturing of short term guaranteed investment certificates during the year and some cash being used in operations instead of the full amount being rolled over into new investment certificates.

Total assets have risen from the 2005 fiscal year to the 2006 fiscal year due to the increase in mineral property expenditures in the 2006 fiscal year. Mineral property expenditures were $584,880 in fiscal 2006, representing a $313,028 decrease over 2005. Actual net cash raised through the issuance of shares was $189,194 during the current year compared to $316,720 in 2005, a decrease of $127,526. In 2006 there were only options and warrants exercised compared to proceeds from private placements raised in 2005.

The Company remains free of long term interest bearing debt and the total liabilities include current liabilities of $758,766 in 2006 which is $596,477 higher than 2005. This increase is largely due to a $525,000 bonus payable to a Director of the Company. Long term liabilities increased from $318,000 in 2005 to $1,474,982 in 2006, a difference of $1,156,982. The entire 2005 long term liability amount was due to a future income tax liability whereas in 2006 the future income tax liability was $1,448,662, an increase of $1,130,662. This was a result of the valuation process in regards to the purchase of Marcus and United States tax loss carry-forwards that expired in the current year. The Company has also recorded in 2006 an asset retirement obligation of $16,000 regarding reclamation of mineral properties and a non-controlling interest amount of $10,320 which contributed to the increase in total liabilities.

The Company continues to have a reclamation bond as an asset with the State of Nevada however it has been lowered from $518,057 in 2005 to $260,976 in 2006. Management will continue to assess their asset retirement obligations and the associated liability will be adjusted in the period accordingly.

Twelve months ended January 31, 2006 compared with the twelve months ended January 31, 2005.

General and administrative expenses totaled $2,301,983 for the year ended January 31, 2006 compared with $866,085 for the year ended January 31, 2005, an increase of $1,435,898. As was the case with the fourth quarter comparison, the primary sources of the increase in costs were stock-based compensation and salaries and benefits which accounted for $712,567 and $545,422 of the $1,435,898 increase respectively. The balance of the increase in general and administrative expenses is due to increases of $11,208 in investor relations and shareholder information, $134,006 in legal and accounting, $30,000 in management fees and $23,944 in travel. The process of fulfilling SEC filing requirements, the purchase of Marcus and the property review for the Robertson property resulted in legal and accounting costs being higher in 2006. There was also an increase in effort to promote company awareness and investigate financing possibilities which contributed to the increase in costs. The increase in management fees is due to a timing difference as discussed above.

There were decreases in consulting fees, director’s fees, listing and filing fees, office and administration and transfer agent fees of $877, $2,000, $2,896, $11,903 and $3,346 respectively. The decrease in office and administration costs is due to a switch from contractors to in-house staff to fulfill various administrative functions. Overall staffing levels were higher for the year ended January 31, 2006 in order to handle the increase in activities to administer and promote the company.

Loss for the year ended January 31, 2006 was $3,067,474 compared with a loss of $878,819 for the year ended January 31, 2005, for an increase of $2,188,655. The primary reasons for the increase are increased administrative expenses of $1,435,898 as discussed above and a future income tax expense of $778,000 in 2006. A decrease of $13,332 in interest income was more than offset by increases of foreign exchange gains of $26,119 and the partial recovery of a previously written down advances receivable of $12,467.

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

General and administrative expenses totaled $866,085 for the year ended January 31, 2005 compared with $640,502 for the year ended January 31, 2004, an increase of $225,583. As noted earlier this increase is due to a stock-based compensation expense of $343,533 in the current year as compared to $nil for the 2004 fiscal year. Due to the increase in mineral property related activities and support staff, consulting fees and salaries and benefits increased by $12,218 and $24,492 respectively. The 2005 fiscal year has benefited from the efforts in the 2004 fiscal year to promote company awareness, establish a web site, and meet filing and listing requirements. The results are decreases in investor relations and shareholder information costs of $69,142, listing and filings fees of $23,198, office and miscellaneous expenses of $24,962 and legal and accounting fees of $6,263. Travel expenditures, directors’ fees, and management fees also experienced a decrease in the 2005 fiscal year.

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

Total assets stayed relatively stable from the 2004 fiscal year to the 2005 fiscal year due to the increase in mineral property expenditures offsetting the fewer funds being raised from private placements in the 2005 fiscal year. Mineral property expenditures increased by $897,908 compared to an increase of $420,054 in 2004. The net issuance of shares for cash raised $316,720 during the current year compared to $2,196,541 in 2004, a decrease of $1,879,821. This resulted in the working capital being reduced by $1,200,981 over the course of 2005.

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

B.    Liquidity and Capital Resources

At January 31, 2006, the Company had cash and cash equivalents of $663,071 and working capital of $36,519. The Company has raised additional gross proceeds of $4,500,000 through private placements since the year end of January 31, 2006. The Company feels it has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests, the Company will likely be required to raise new equity capital in the future. The Company invested $584,880 during the year ended January 31, 2006 on mineral exploration, of which the entire amount was expended on its Robertson property. There is no assurance that the Company will be successful in raising new equity capital.

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

Investor Relations

The Company entered into a 12 month investor relations agreement on July 1, 2005 with Investors Relations Services Group John Mullen & Partners, referred to as "IRS", to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses.

Subsequent Events

On March 4, 2006 the Company closed a non-brokered private placement of 1,500,000 common shares at a price of $3.00 per share. Mr. Robert McEwen purchased 1,250,000 shares and holds just under 20% of the outstanding shares.

On March 5, 2006 the Company received an intention by U.S. Gold to acquire all of the Company’s outstanding common shares. The intention was received from Robert McEwen, Chairman and Chief Executive Officer of U.S. Gold. Under the proposal, U.S. Gold would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company.

A special committee of the board of directors of the Company was established to deal with U.S. Gold’s unsolicited offer. The members of the special committee are Gary Robertson, Florian Riedl-Riedenstein and William Glasier.

The special committee selected Roman Friedrich & Company Ltd. of Vancouver to act as its financial adviser, to assist in responding to U.S. Gold’s unsolicited offer and to investigate other alternatives that may be available to maximize shareholder value.

On March 15, 2006 the Company appointed Mr. Lindsay Gorrill as the Company’s Chief Financial Officer.

On May 18, 2006 Mr. Robert McEwen also resigned as a director and as the Executive Chairman of the Company.

On July 11, 2006, Mr. Louis Wolfin was appointed President of the Company.

C.    Research and development, patents and licenses, etc.

Not Applicable.

D.    Trend information

No known trend.

E.    Off-balance sheet arrangements

None.

F.	Tabular disclosure of contractual obligations

As at January 31, 2006, the Company had the following contractual obligations:

	Total	< 1 year	1-3 years	3-5 years	More than 5 years
Investor relations contract	$9,000	$9,000	-	-	-
Site restoration liability	16,000	-	16,000	-	-
Total	25,000	9,000	16,000	-	-

G.	Safe Harbor

Certain statements in this Annual Report, including those appearing under this Item 5, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as "plans", "expects", "estimates", "budgets", "intends", "anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may", or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information - "Risk Factors", and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

The following is a list of the Company’s directors and officers as of July 11, 2006. The directors were re-elected by the Company’s shareholders on July 11, 2006 and are elected for a term of one year which term expires at the election of the directors at the next annual meeting of shareholders.

Name	Position Held	Principal Occupation	Director/Officer Since
Lloyd Andrews	Chairman and Director	Chairman and Director of Berkley Resources Inc.; Bralorne Gold Mines Ltd.; Avino Silver & Gold Mines Ltd. and the Company.	September 1997
Matt Wayrynen(1)	Vice President
Former President and former Director of the Company; Vice President Operations and Director of Bralorne Gold Mines Ltd.; CEO and Executive Chairman and Director of Berkley Resources Inc. and the Director of one other reporting company.

June 2002
Chris Sampson	Vice President Exploration and Director	Director and Vice President Exploration of the Company; Professional Engineer.	February 1996
Louis Wolfin(2)	President and Director
President and Director of the Company; Director and CEO of Bralorne Gold Mines Ltd.; President and Director of Levon Resources Ltd. and Cresval Capital Corp., Director of Avino Silver & Gold Mines Ltd. and Berkley Resources Inc.

June 1990

Name	Position Held	Principal Occupation	Director/Officer Since
David Wolfin(2)	Director
Director of the Company; Vice President Finance and Director of Bralorne Gold Mines Ltd. and Berkley Resources Inc.; President of Gray Rock Resources Ltd.; President and Director of Avino Silver & Gold Mines Ltd.; and Director of Mill Bay Ventures Inc. and Cresval Capital Corp.

September 1997
Gary Robertson	Director	Certified Financial Planner, Director of the Company and Director of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	August 2005
Connie Lillico	Secretary
Secretary of the Company and Officer of Avino Silver & Gold Mines Ltd., Berkley Resources Inc., Bralorne Gold Mines Ltd., Gray Rock Resources Ltd. and Mill Bay Ventures Inc., former Officer Administrator and Paralegal.

July 2004
Lindsay Gorrill	Chief Financial Officer	Chief Financial Officer of the Company, President and Chief Operating Officer of Berkley Resources Inc., former President and Chief Executive Officer of WGI Heavy Minerals Incorporated, Manager, KPMG	March 2006
___________________________
(1)  Mr. Matt Wayrynen is the son-in-law of Mr. Louis Wolfin.
(2)  Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.    Compensation

The directors of the Company have not been compensated by the Company in their capacities as directors during the most recently completed financial year other than an aggregate of $12,000 paid to Lloyd Andrews for director’s fees. In addition, the Company paid an aggregate of $105,000 to Wear Wolfin Designs Ltd., a private British Columbia corporation controlled by the spouse of Matt Wayrynen, President and a director of the Company, for Management and advisory services. The Company paid an aggregate of $30,000 to Intermark Capital Corp, a private British Columbia Corporation controlled by David Wolfin, a director of the Company, for management advisory services. Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 295,900 shares of the Company at a price of $1.70 per share exercisable on or before December 1, 2009, 48,250 of which have been exercised and an aggregate of 205,000 shares of the Company at a price of $3.55 per share exercisable on or before December 12, 2010, none of which have been exercised.

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during each of the last three financial years of the Company to its Chief Executive Officer and to the other executive officers of the Company who received a combined salary and bonus in excess of $150,000 (the “Named Executive Officers” during the financial year ended January 31, 2006).

Summary Compensation Table
	Annual Compensation							Long-Term Compensation Awards
Name/Principal Position	Year	Salary(1)		Bonus for the Year		Other Annual Compensation		Securities Under Options/SARs Granted (#)(2)	Restricted Shares/Units Awarded		All Other Compensation
		$		$		$			$		$
Matt Wayrynen, Vice President and former President	2006 2005 2004		60,000 60,000 60,000		- - -		45,000 15,000 30,000	77,000 75,000 40,000		- - -		1,390 1,082.08 1,024.86

Louis Wolfin President	2006 2005 2004		- - -		525,000(3) - -		2,000 - -	100,000 50,000 100,000		- - -		1,831 1,392 -
_________________________
(1) No employee earned in excess of $100,000.
(2) Represents total common shares under options as of the end of the fiscal year.
(3) Represents a bonus payment for past services and contributions to the Company.

Termination of Employment, Changes in Responsibilities and Employment Contracts

There is no employment contract between the Company or its subsidiaries and the Named Executive Officers and the Company has no compensatory plan or arrangement with respect to the Named Executive Officers in the event of the resignation, retirement or any other termination of a Named Executive officer’s employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in a Named Executive Officer’s responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

C.    Board Practices

At the annual meeting held on July 11, 2006 the number of directors for the Company were fixed at five. Prior to the meeting the board of directors was comprised of eight directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 11, 2006, the shareholders elected Lloyd Andrews, Gary Robertson, Chris Sampson, David Wolfin and Louis Wolfin as directors.

The board has considered the relationship of each director to the Company and considers two of the five directors to be “unrelated” (Messrs. Andrews and Robertson). “Unrelated director” as the term is defined in the TSX Company Manual means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interest and relationships arising solely from shareholdings.

Three of the directors who are considered related (Messrs. David Wolfin, Louis Wolfin) are related by family. Chris Sampson is also the Vice-President of Exploration of the Company.

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

The corporate governance committee currently consists of three directors (Messrs. Lloyd Andrews, Gary Robertson and Chris Sampson). Messrs. Andrews and Robertson are unrelated directors. It is intended that this committee will eventually be comprised solely of unrelated and independent directors.

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

The audit committee consists of Gary Robertson, Lloyd Andrews and Chris Sampson, all of whom are financially literate. Currently, the committee has at least one member with accounting or related financial management expertise “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP. Gary Robertson and Lloyd Andrews are both independent, having no direct or indirect material relationship with the Company which could, in the view of the board of directors, reasonably interfere with the exercise of a member’s independent judgment.

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

The committee consists of two unrelated directors (Messrs. Robertson and Andrews) and one related director (Mr. Wolfin). It is intended that the compensation committee will eventually be comprised solely of unrelated directors.

Special Committee

The special committee will fully consider the U.S. Gold offer once it is formally made and will provide its recommendations regarding the offer, or any alternative transaction, to the board of directors in due course. The ultimate recommendation of the board of directors will, thereafter, be communicated to shareholders.

The Special Committee consists of two unrelated directors (Messrs. Robertson and Andrews).

Compensation of Directors

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The compensation committee has adopted a policy which compensates all directors $500 for each board meeting attended by the director for the time and costs associated with attending the meeting. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors, and certain directors may be compensated for services as consultants or experts.  Incentive stock options, however, have been granted to non-named executive officers, directors and other insiders of the Company and are outstanding to purchase an aggregate 669,650 shares of the Company as follows:

Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Louis Wolfin	50,000	$1.70	December 1, 2004	December 1, 2009
Florian Riedl-Riedenstein	17,500	$1.70	December 1 2004	December 1, 2009
William Glasier	20,000	$1.70	December 1, 2004	December 1, 2009
Chris Sampson	20,000	$1.70	December 1, 2004	December 1, 2009
David Wolfin	68,000	$1.70	December 1, 2004	December 1, 2009
Matt Wayrynen	37,000	$1.70	December 1, 2004	December 1, 2009
Lloyd Andrews	35,150	$1.70	December 1, 2004	December 1, 2009
Connie Lillico	20,000	$1.70	December 1, 2004	December 1, 2009
James Baylis	5,000	$1.70	December 1, 2004	December 1, 2009
Karen Hendricks	4,500	$1.70	December 1, 2004	December 1, 2009
Elwood Wright	2,000	$1.70	December 1, 2004	December 1, 2009
Kevin Bales	10,000	$1.70	April 12, 2005	April 12, 2010
Dick Narveson	10,000	$1.70	April 12, 2005	April 12, 2010
John Mullen	10,000	$1.70	April 12, 2005	April 12, 2010
Robert McEwen	150,000	$3.55	December 12, 2005	December 12, 2010
Louis Wolfin	50,000	$3.55	December 12, 2005	December 12, 2010
Chris Sampson	10,000	$3.55	December 12, 2005	December 12, 2010
David Wolfin	40,000	$3.55	December 12, 2005	December 12, 2010
Lloyd Andrews	40,000	$3.55	December 12, 2005	December 12, 2010
Matt Wayrynen	40,000	$3.55	December 12, 2005	December 12, 2010
Gary Robertson	25,000	$3.55	December 12, 2005	December 12, 2010
Elwood Wright	3,000	$3.55	December 12, 2005	December 12,2010
Gloria Chan	2,500	$3.55	December 12, 2005	December 12, 2010

On June 14, 2005 the shareholders of the Company voted to increase the number of common shares reserved for stock option grants under the formal stock option plan (the “Plan”) from 706,000 to 929,000. To date, stock options to purchase a total of up to 820,400 shares have been granted under the Plan, leaving options for 131,100 shares available for issuance.

D.    Employees

The Company has one full-time employee located in Nevada, United States.

E.    Share Ownership

The following table sets out the share ownership of the directors and officers of the Company as of July 11, 2006.

Name of Beneficial Owner	Number of Shares	Percent
Matt Wayrynen	10,000	*
Louis Wolfin	360,401	5.01%
Chris Sampson	12,100	*
Lloyd Andrews	30,000	*
Gary Robertson	47,850	*
David Wolfin	87,200	1.29%
Connie Lillico	4,500	*
Lindsay Gorrill	6,000	*
____________
*  Less than one percent

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Summary Options Table

Name of Executive Officer	Securities Under Option Granted	% of Total Options Granted to Employees in Financial Year	Executive or base Price ($/Security)	Market Value of Securities underlying Options on Date of Grant ($/Security)	Expiration Date
Matt Wayrynen	40,000	10.96%	$3.55	$142,500	December 12, 2010
Louis Wolfin	50,000	13.70%	$3.55	$177,500	December 12, 2010

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government or by any other natural or legal person(s) severally or jointly.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at July 11, 2006 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, bases solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class
Common Shares	Robert McEwen	1,250,000	19.8%
Common Shares	All the Officers and Directors of the Company	558,051	8.28%

The Company closed a private placement of 1,250,000 common shares at a price of $3.00 per share. As a result of the private placement, Robert McEwen acquired 1,250,000 common shares of the company.

All of the Company's common shares carry the same voting rights and the Company is not aware of any arrangements which may at a subsequent date result in a change of control of the Company.

The subscription agreement entered into between Mr. McEwen and the Company provides, among other things, that, for a period of two years following the closing of the acquisition of the common shares, if at any time subsequent to the closing of the acquisition of such common shares, Mr. McEwen owns not less than 10% of the issued and outstanding common shares of the Company (assuming the exercise of any warrants held by Mr. McEwen), then Mr. McEwen shall have a right of first refusal to participate in any future financings of the Company.

As of June 27, 2006, there were 325 record holders in the United States holding 17.11% of the Company’s outstanding common stock representing approximately 87.13% of the total shareholders. The Company’s Common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common stock.

B.    Related Party Transactions

Related party transactions for the 2006 fiscal year are as follows:

(a)
The Company entered into a new cost-sharing agreement during 2005 to reimburse a related party for a variable percentage (2005 fixed percentage - 20%; 2004 fixed percentage - 20%) of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $166,203 (2005 - $135,140; 2004 - $107,393) was charged to operations in relation to the cost sharing agreement.

(b)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 (2005 - $28,003) due from a joint venture with common management and common directors; $7,850 (2005 - $Nil) from a company controlled by a Director; $1,430 (2005 - $Nil) from a director of the Company and $13,124 (2006: $89,992 less an allowance for bad debt of $76,868; 2005: $122,048 less an allowance for bad debt of $90,621) with two companies with common management and common directors.

(c)
Advances payable include $31,620 (2005 - $31,333) due to directors in regards to past directors’ fees; $26,922 (2005 - $10,695) due to a company with common management in regards to the cost sharing agreement for overhead expenses; $nil (2005 - $32,540) to a company with common management and directors and $3,414 (2005 - $1,784) to a company controlled by a director.

(d)	Consulting fees of $30,000 (2005 - $30,000; 2004 - $22,500) were paid to a company owned by a director.

(e)	Management fees of $105,000 (2005 - $75,000; 2004 - $90,000) were paid to a company owned by a director.

(f)	Directors’ fees of $12,000 (2005 - $14,000; 2004 - $24,000) were paid to directors of the Company.

(g)	An allowance in the amount of $209,840 (2005 - $209,840; 2004 - $209,840) has been accrued in respect of advances made to a Company with common management.

(h)
The loan receivable of $83,000 (2005 - $50,000) is due from a subsidiary of a related company with common management that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

(i)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $525,000 (2005 - $Nil).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

C.    Interest of Experts and Counsel.

Not Applicable.

Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors Report.
•	Consolidated Balance Sheet for years ended January 31, 2006 and 2005.
•	Consolidated Statement of Operations and Deficit for the years ended January 31, 2006, 2005 and 2004.
•	Consolidated Statement of Cash flows for the years January 31, 2006, 2005 and 2004.
•	Consolidated Statement of Mineral Properties for the years January 31, 2006, 2005 and 2004.
•	Notes to Consolidated Financial Statements for the years January 31, 2006, 2005 and 2004.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.    Significant Changes

The following significant changes have occurred since the date of the financial statements provided at item 17 below:

(a)	The Company closed a non-brokered private placement of 1,500,000 shares at a price of $3.00 per share on March 4, 2006.

(b)
The Company announced on March 6, 2006 that it has received an intent by U.S. Gold to acquire all of the Company’s outstanding common shares. Under the proposal, U.S. Gold would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company. To date this transaction has not closed.

Item 9. The Offering and Listing

A.    Price History of Stock

The high and low prices expressed in Canadian dollars on the TSX-V for the Company’s common stock and the high and low prices expressed in United States dollars quoted on the OTCBB for the last six months, subsequent period, and for each quarter for the last two fiscal years.

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Six Months	High	Low	High	Low
June 2006	4.40	3.15	3.98	2.90
May 2006	5.75	3.56	5.01	3.20
April 2006	6.99	4.56	5.37	4.38
March 2006	6.34	3.43	5.45	2.85
February 2006	3.62	3.19	3.10	2.79
January 2006	3.95	3.07	3.30	2.62
Subsequent Period
First Quarter ended April 30, 2006	6.99	3.19	5.45	2.79
2005-2006	High	Low	High	Low
Fourth Quarter ended January 31, 2006	4.17	0.99	3.30	0.80
Third Quarter ended October 31, 2005	2.10	1.30	1.71	1.06
Second Quarter ended July 31, 2005*	1.89	1.31	1.49	1.07
First Quarter ended April 30, 2005*	2.20	1.33	1.99	1.07
2004-2005	High	Low	High	Low
Fourth Quarter ended January 31, 2005*	1.95	1.12	1.60	0.90
Third Quarter ended October 31, 2004*	2.50	1.90	2.40	1.06
Second Quarter ended July 31, 2004*	0.37	0.19	0.28	0.19
First Quarter ended April 30, 2004*	0.43	0.26	0.33	0.20
Last Five Fiscal Years	High	Low	High	Low
2006 Annual	4.17	0.99	3.30	0.80
2005 Annual*	4.30	1.12	2.40	0.90
2004 Annual*	0.61	0.25	0.45	0.20
2003 Annual*	0.68	0.14	0.48	0.09
2002 Annual*	0.38	0.12	0.25	0.08

* On July 30, 2004, the shareholders approved a 10:1 share consolidation. The share consolidation was effective September 14, 2004. These share prices reflect the pre-consolidation shares.

B.    Plan of Distribution

Not Applicable.

C.    Markets

The Common stock of the Company is listed on the TSX-V under the symbol “CGR”, in the United States on the OTCBB, under the symbol “CGREF” and on the FSE under the symbol “GV8”.

D.    Selling Shareholders

Not Applicable.

E.    Dilution

Not Applicable.

F.    Expenses of the Issue.

Not Applicable.

Item 10. Additional Information

A.    Share Capital

Not Applicable.

B.    Memorandum and Articles of Association

Carol Energy Corporation was incorporated on January 22, 1981 under the Company Act of the Province of British Columbia, which changed its name to Coral Energy Corporation on March 3, 1981. On September 9, 1987, Coral Energy Corporation changed its name to the Coral Gold Corp. On September 13, 2004, the Company changed its name to Coral Gold Resources Ltd. in conjunction with a 10:1 share consolidation. It is anticipated that this consolidation may help the Company access institutional investors in both the United States and Europe.

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

Directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest as a director, that director shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of the Company: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia and be of the full age of 18 years. There is no minimum share ownership to be a Director. No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the “British Columbia Securities Act” or the "British Columbia Mortgage Brokers Act" canceled within the last five years.

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

E.    Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a "U.S. Holder". This summary is based on the current provisions of the Income Tax Act (Canada), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the "Treaty". Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company.

The Company believes that it is a passive foreign investment company, referred to as a "PFIC" for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a “qualified electing fund”, referred to as a "QEF" (described below), or (ii) marks the stock to market (described below), the following rules apply:

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

Controlled Foreign Corporations.

Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations, referred to as "CFCs". A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder’s holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

The 10% United States shareholders of a CFC are subject to current United States tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC’s earnings invested in certain United States property. The effect is that the CFC provisions may impute some portion of such a corporation’s undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

The Company does not believe that it will be a CFC. It is possible that the Company could become a CFC in the future. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company.

A corporation will be classified as a personal holding company, referred to as a "PHC" if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation’s stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States PHC tax of 15% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income) in addition to United States federal income tax.

The Company believes that it is not and will not be a PHC. However, no assurance can be given as to the Company’s future status.

U.S. Information Reporting and Backup Withholding.

Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 28% for 2006 unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

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

F.    Dividends and Paying Agents

Not Applicable.

G.    Statement by Experts

Not Applicable.

H.    Documents on Display

The Company is required to file financial statements and other information with the Securities Commission in the Provinces of British Columbia, Ontario and Alberta, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

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

Not Applicable.

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

Item 16A. Audit Committee Financial Report

The Board of Directors determined that Mr. Gary Robertson is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act, and that Mr. Robertson is independent as per the applicable rules promulgated by the SEC.

Item 16B. Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same.  In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the last fiscal year was Ernst & Young LLP, Chartered Accountants. The prior auditor was Moore Stephens - Ellis Foster, Chartered Accountants.

Audit Fees

The aggregate fees billed by the Company’s independent auditors for professional services rendered for the audit of the Company's annual financial statements on Form 20-F for the fiscal year ended January 31, 2006 were $37,600 and January 31, 2005 were $26,125.

Audit-Related Fees

There were no aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for either the years ended January 31, 2005 or 2006.

Tax Fees

There were no aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended January 31, 2006, and the amount for such services for the year ended January 31, 2005 was $2,310. The services comprising these fees include compliance service with respect to Canadian filings and lend assistance to U.S. tax preparers.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent auditors for the fiscal year ended January 31, 2006 was $8,300 and January 31, 2005 was $1,240.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2006. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
13.3	Consent of Expert
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*
___________________________
* Previously filed.

CORAL GOLD RESOURCES LTD.

Consolidated Financial Statements

January 31, 2006, 2005 and 2004
(In Canadian Dollars)

Index

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Consolidated Statements of Mineral Properties

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Coral Gold Resources Ltd.

We have audited the accompanying consolidated balance sheet of Coral Gold Resources Ltd. (an exploration stage enterprise) as of January 31, 2006, and the related consolidated statements of operations and deficit, cash flows and mineral properties for the year then ended, and for the period January 22, 1981 (inception) through January 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements as of January 31, 2005, and for the period January 22, 1981 (inception) through January 31, 2005, were audited by other auditors whose report dated April 13, 2005 except note 14, which is as of July 21, 2005 expressed an unqualified opinion on those statements. The consolidated financial statements for the period January 22, 1981 (inception) through January 31, 2005 prior to restatement, as described below, included total revenues and net loss of $2,176,079 and $20,510,872, respectively. Our opinion on the consolidated statements of operations and deficit, and cash flows for the period January 22, 1981 (inception) through January 31, 2006, insofar as it relates to amounts for prior periods through January 31, 2005 before restatement is based solely on the report of other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coral Gold Resources Ltd., at January 31, 2006, and the results of its operations and its cash flows for the year then ended and the period from January 22, 1981 (inception) through January 31, 2006, in conformity with accounting principles generally accepted in the United States.

The consolidated financial statements of Coral Gold Resources Ltd. as of January 31, 2005 and for the years ended January 31, 2005 and 2004 were audited by other auditors who have ceased operations and whose report dated April 13, 2005 except note 14, which is as of July 21, 2005 expressed an unqualified opinion on those statements before the restatement adjustment described in Note 2.

As discussed above, the consolidated financial statements of Coral Gold Resources Ltd. as of January 31, 2005 and for the years ended January 31, 2005 and 2004 were audited by other auditors who have ceased operations. As described in Note 2, the Company recorded a prior period adjustment to account for an unrecorded future income tax liability arising from prior years. We audited the adjustment that was applied to restate the future income tax liability and deficit. Our procedures included (a) agreeing the future income tax liability recorded to a computation obtained from management and to underlying tax documents, and (b) testing the mathematical accuracy of the restated future income tax liability and deficit. In our opinion, such adjustment is appropriate and has been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 consolidated financial statements of the Company other than with respect to such adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2005 consolidated financial statements taken as a whole.

Vancouver, Canada	“Ernst & Young LLP”
May 31, 2006	Chartered Accountants

CORAL GOLD RESOURCES LTD.
Consolidated Balance Sheets
January 31, 2006 and 2005
(In Canadian Dollars)

	2006	2005 restated (note 2)

ASSETS

Current
Cash and cash equivalents	$663,071	$1,472,146
Advances receivable (note 13(a))	62,358	78,101
Prepaid expenses	69,856	12,647
	795,285	1,562,894

Investment securities (note 5)	147,408	129,934
Loan receivable (note 13(g))	83,000	50,000
Equipment (note 6)	3,634	4,543
Mineral properties (note 7)	10,095,609	8,472,255
Reclamation deposit (note 8)	260,976	518,057
	$11,385,912	$10,737,683

LIABILITIES

Current
Accounts payable and accrued liabilities (note 13(h))	$696,810	$85,937
Advances payable to related parties (note 13(b))	61,956	76,352
	758,766	162,289

Site restoration obligation (note 14)	16,000	-

Future income tax liability (notes 3 and 15)	1,448,662	318,000

Non-controlling interest	10,320	-

SHAREHOLDERS' EQUITY

Subscriptions received in advance (note 9)	60,000	-
Share subscriptions receivable	-	(11,945)
Share capital (note 10)	31,560,337	30,754,678
Contributed surplus (note 11)	1,428,173	343,533
Deficit	(23,896,346)	(20,828,872)
	9,152,164	10,257,394

	$11,385,912	$10,737,683

The accompanying notes form an integral part of these financial statements.

Commitments (note 12)

Approved by the Directors:	“Matthew Wayrynen”	“Louis Wolfin”
	Matthew Wayrynen	Louis Wolfin

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

	For the period January 22, 1981 (inception) to January 31, 2006	2006	2005 restated (note 2)	2004 restated (note 2)
Revenue
Sales	$2,176,079	$-	$-	$-

Cost of Sales	(5,383,348)	-	-	-

	(3,207,269)	-	-	-

Expenses
Administrative services	1,058,598	-	-	-
Amortization	2,728	909	1,136	684
Consulting fees (note 13(c))	227,528	40,603	41,480	29,262
Directors fees (note 13(e))	75,763	12,000	14,000	24,000
Investor relations and shareholder Information	1,901,480	85,283	74,075	143,217
Legal and accounting	2,599,764	208,314	74,308	80,571
Listing and filing fees	137,275	17,532	20,428	43,626
Management fees (note 13(d))	354,500	105,000	75,000	90,000
Office and miscellaneous	2,036,612	82,007	93,910	118,872
Salaries and benefits	921,759	625,351	79,929	55,437
Stock-based compensation	1,399,633	1,056,100	343,533	-
Transfer agent fees	52,056	9,124	12,470	11,437
Travel	931,194	59,760	35,816	43,396

	11,698,890	2,301,983	866,085	640,502

Loss before the following	(14,906,159)	(2,301,983)	(866,085)	(640,502)

Other items
Interest income	854,290	20,454	33,786	15,184
Foreign exchange gain (loss)	(251,286)	(20,401)	(46,520)	(140,623)
Gain realized on disposition of option on property	143,552	-	-	-
Gain on sale of investment	17,692	-	-	-
Recovery (writedown) of advances receivable	(348,323)	12,467	-	36,320
Financing costs	(341,006)	-	-	-
Writedown of investment securities	(809,828)	-	-	(19,007)
Loss on equipment disposals	(32,784)	-	-	-
Writedown of equipment	(16,335)	-	-	-
Writedown of mineral properties	(7,110,148)	-	-	(4,968)

Loss for the year before future income taxes and non-controlling interest (balance carried forward)	$(22,800,335)	$(2,289,463)	$(878,819)	$(753,596)

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

	For the period January 22, 1981 (inception) to January 31, 2006	2006	2005 Restated (note 2)	2004 Restated (note 2)

Loss for the year before future income taxes and non-controlling interest (balance carried forward)	$(22,800,335)	$(2,289,463)	$(878,819)	$(753,596)

Future income tax expense (note 15)	1,096,000	778,000	-	-
Non-controlling interest loss	11	11	-	-

Loss for the period	$(23,896,346)	(3,067,474)	(878,819)	(753,596)

Deficit, beginning of the period		(20,828,872)	(19,950,053)	(19,196,457)

Deficit, end of the period		$(23,896,346)	$(20,828,872)	$(19,950,053)

Basic and diluted:
Loss per share		$(0.64)	$(0.19)	$(0.20)

Weighted average number of common shares outstanding		4,789,881	4,629,892	3,686,398

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Cash Flows
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

	For the period January 22, 1981 (inception) to January 31, 2006	2006	2005 restated (note 2)	2004
Cash flows from (used in) operating activities

Loss for the period	$(23,896,346)	$(3,067,474)	$(878,819)	$(753,596)
Adjustments for items not involving cash:
- amortization	2,728	909	1,136	684
- writedown of equipment	16,335	-	-	-
- stock based compensation	1,399,633	1,056,100	343,533	-
- non-controlling interest	11	11	-	-
- future income tax expense	1,096,000	778,000	-	-
- writedown of investment securities	809,828	-	-	19,007
- writedown of mineral properties	7,110,148	-	-	4,968
- writedown of advances receivable	348,323	12,467	-	(36,320)
- loss on equipment disposals	32,784	-	-	-
- gain on sales of investments	(17,692)	-	-	-
- gain realized on disposition of option on property	(143,552)	-	-	-

Change in non-cash working capital:
- (increase) decrease in advances receivable	(410,681)	3,276	(21,556)	(19,258)
- (increase) decrease prepaid expenses	(69,856)	(57,209)	(1,671)	(10,976)
- investment securities	(119,174)	-	-	-
- increase (decrease) in accounts payable and accrued liabilities	696,810	610,873	7,590	(152,419)
- (decrease) increase in advances payable	61,956	(14,396)	(6,397)	(73,985)

	(13,082,745)	(677,443)	(556,184)	(1,021,895)

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Cash Flows
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

	For the period January 22, 1981 (inception) to January 31, 2006	2006	2005 restated (note 2)	2004
Cash flows from (used in) investing activities
Mineral properties acquisition and exploration expenditures incurred	(16,023,742)	(584,880)	(897,908)	(420,054)
Acquisition of Marcus Corporation	(14,498)	(14,498)	-	-
Proceeds on sale of equipment	92,732	-	-	-
Loan receivable	(83,000)	(33,000)	(50,000)	-
Purchase of equipment	(145,485)	-	-	(2,943)
Purchase of investments	(939,776)	(17,474)	-	-
Advances receivable recovered	-	-	-	36,320
Decrease (increase) in reclamation deposit amounts	(260,976)	257,081	33,662	651,433

	(17,374,745)	(392,771)	(914,246)	264,756

Cash flows from financing activities
Subscriptions received in advance	60,000	60,000	-	791,720
Cash from share subscriptions receivable	-	11,945	58,700	-
Issuance of shares for cash, net	31,031,432	189,194	316,720	2,196,541

	31,091,432	261,139	375,420	2,988,261

Net increase (decrease) in cash and cash equivalents	633,942	(809,075)	(1,095,010)	2,231,122

Cash and cash equivalents, beginning of year	29,129	1,472,146	2,567,156	336,034

Cash and cash equivalents, end of year	$663,071	$663,071	$1,472,146	$2,567,156

Supplementary disclosure of cash flow information:

Cash paid during the year for:		2006	2005	2004

Interest		$40	$145	$730
Income taxes		-	-	-

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Mineral Properties
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

	Acquisition Cost	Exploration Expenditures	Proceeds of Interest Disposed of	Total
Robertson Property (note 7(a)(i) and 7(a)(iii))
Balance, January 31, 2004	$801,956	$8,675,800	$(1,937,625)	$7,540,131
2005 transactions, net	-	890,292	-	890,292

Balance, January 31, 2005	801,956	9,566,092	(1,937,625)	8,430,423
2006 transactions, net	-	1,623,354	-	1,623,354

Balance, January 31, 2006	$801,956	$11,189,446	$(1,937,625)	$10,053,777

Ruf and Norma Sass Properties (note 7(a)(ii))
Balance, January 31, 2004	$-	$73,514	$(39,301)	$34,213
2005 transactions, net	-	7,616	-	7,616

Balance, January 31, 2005	-	81,130	(39,301)	41,829
2006 transactions, net	-	-	-	-

Balance, January 31, 2006	$-	$81,130	$(39,301)	$41,829

Eagle Property (note 7(b))
Balance, January 31, 2004, 2005 and 2006	$1	$-	$-	$1

Ludlow Property (note 7(c))
Balance, January 31, 2004, 2005 and 2006	$1	$-	$-	$1

JDN Property (note 7(d))
Balance, January 31, 2004, 2005 and 2006	$1	$-	$-	$1

Total Properties	$801,959	$11,270,576	$(1,976,926)	$10,095,609

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

1.	Nature of Business and Going Concern

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company is in the process of exploring its mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. Management’s plan in this regard is to raise equity financing as required.

2.	Prior Period Adjustment

During the year the Company recorded a prior period adjustment to account for an unrecorded future income tax liability arising from prior years. The effect of the restatement is that future income tax liability and deficit increased by $318,000 at January 31, 2005. The unrecorded future income tax liability pertained to periods prior to February 1, 2003, and as a result, the deficit, beginning of the period as disclosed in the consolidated statements of operations and deficit for the years ended January 31, 2005 and 2004 also increased by $318,000. The unrecorded future income tax liability did not change the Company’s loss for the period for either of the years ended January 31, 2005 or 2004.

3.	Marcus Corporation Acquisition

During the year ended January 31, 2006, the Company completed the following acquisition which was accounted for by the purchase method with effect from the date of acquisition.

On September 15, 2005, the Company acquired 98.49% of the issued and outstanding capital of Marcus Corporation (“Marcus”). The Company acquired the shares at a total cost, including costs of acquisition of $15,992, of $660,997. Consideration for the acquisition was paid through the issuance of common shares of the Company totalling 347,964, and 173,975 common share purchase warrants. The common shares were valued at $1.52 per share. The warrants were valued at $116,100 using the Black-Scholes option pricing model. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values with the excess consideration recorded to goodwill, as follows:

Cash	$ 1,494
Mineral Properties	1,022,231
Future Income taxes	(352,662)
Non-controlling interest	(10,066)

$ 660,997

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

4.	Significant Accounting Policies

(a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus. Significant inter-company accounts and transactions have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in note 18 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

(b)	Mineral Properties

The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining in good standing its mineral properties.

The carrying values of mineral interests, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future writedowns of capitalized property carrying values.

(c)	Investment Securities

The investments in Mill Bay Ventures Inc. (formerly First International Metals Corp.) and Levon Resources Ltd. are carried at cost less writedowns determined to be other than temporary. They will be written down to their net realizable value if and when it has been determined that an other than temporary impairment to their value has occurred.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

4.    Significant Accounting Policies (continued)

(d)	Fair Value of Financial Instruments

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, advances receivable, share subscriptions receivable, accounts payable and accrued liabilities and advances payable to related parties. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

At January 31, 2006 and 2005, the Company had approximately $nil and $nil, respectively, in cash balances at financial institutions which were in excess of the insured limits. Therefore, the company is not exposed to significant concentrations of credit risk.

(e)	Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses on translation is included as income (loss) for the year.

(f)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(g)	Impairment of Long-term Assets

The Company re-evaluates the recoverability of long-term assets, including loan receivable, equipment, mineral properties, and investment securities, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company’s policy is to write-down assets to their fair value in the period when it is determined that the carrying amount of the asset is not likely to be recovered.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

4.    Significant Accounting Policies (continued)

(h)	Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Computer hardware	20%
Equipment	20%

(i)	Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks, and highly liquid short-term interest bearing securities with maturities at the purchase date of three months or less.

	2006	2005

Cash	$663,071	$122,146
Cash equivalents	-	1,350,000

	$663,071	$1,472,146

(j)	Loss per Share

Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

Basic loss per share is computed using the weighted average number of common shares outstanding during the year.

(k)	Income Taxes

Income taxes are accounted for using the liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

4.    Significant Accounting Policies (continued)

(l)	Asset Retirement Obligation

Asset retirement obligations are accounted for pursuant to Section 3110, of the Handbook of the Canadian Institute of Chartered Accountants. It requires the recognition of the fair value of a liability for asset retirement obligations in the year in which such a liability is incurred; when a reasonable estimate can be made. At such time the present value of the asset retirement obligation (referred to as “site restoration obligations”) are to be added to the capitalized cost of the mineral property, and recorded as a liability at the equivalent amount. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimate. The site restoration obligations included in the capitalized cost of the property, as adjusted from time to time, are to be amortized to operations on the unit-of-production basis together with total mineral property costs capitalized.

(m)	Stock-Based Compensation

The Company adopted Section 3870 (“CICA 3870”), Stock-based compensation and other stock-based payments, of the Handbook of the Canadian Institute of Chartered Accountants, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

5.	Investment Securities

	2006	2005

Levon Resources Ltd. 967,571 common shares (2005 - 967,571)	$77,117	$77,117

Mill Bay Ventures Inc. (formerly First International Metals Corp.) 518,731 common shares (2005 - 324,565)	70,291	52,817

	$147,408	$129,934

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) are related to the Company by way of common management and directors. The fair market value of the Mill Bay and Levon common shares as at January 31, 2006 were $46,688 (2005 - $38,948), and $91,910 (2005 - $96,757), respectively.

6.	Equipment

	2006
	Cost	AccumulatedAmortization	Net Book Value

Computer hardware	$5,926	$2,536	$3,390
Equipment	436	192	244
	$6,362	$2,728	$3,634

	2005
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$5,926	$1,688	$4,238
Equipment	436	131	305
	$6,362	$1,819	$4,543

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

7.	Mineral Properties

(a)	Robertson Property

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

By an Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company could elect, and did elect, to have the 49% of its interest reverted to a 39% carried interest.

The Carve-out Claims Option Agreement was assignable by the Company or Amax. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruff/Sass Claims - see Note 7(a)(ii)) to Levon Resources Ltd., and on March 24, 1997 Amax assigned it’s Option to Placer Dome Inc. (“Placer”). On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of US $615,359. The claims, that Placer had acquired a 51% interest in, excluded the Ruff/Sass claims as these were released back to the Company by Placer. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement dated July 11, 1997, and the Company exercised its right to have Placer advance the Company’s share of venture costs from inception of the Venture to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

7.    Mineral Properties (continued)

(a)    Robertson Property (continued)

(ii)	Ruff/Norma Sass - 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company had granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Ruff/Sass Claims. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by the issuance to the Company of 300,000 common shares in Levon (received during previous fiscal years) and incurring $350,294 in exploration on the Property (incurred during prior years).

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

b)	Incur minimum expenditures on the property in the amount of US $300,000, of which $100,000 on or before December 4, 2003, and the balance of $200,000 on or before December 4, 2004; and

c)	Pay to Coral 33 1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

7.    Mineral Properties (continued)

(a)    Robertson Property (continued)

         (ii)          Ruff/Norma Sass - 66.67% owned (continued)

This Option Agreement with Goldfranchise has been terminated due Goldfranchise not fulfilling their obligations under the Agreement.

By way of an agreement dated December 30, 2004, the Company and Levon have assigned, sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. (“AGE”) on the following properties: the Blue Nugget; the Blue Nugget #1 to #8; the Lander Ranch; the Lander Ranch #1 to the Lander Ranch #25 and the Lander Ranch Extension; the Blue Jay; the T and S; the Norma and the Norma #1 to the Norma #23; the Sass and the Sass #1 to the Sass #10; the DM #1 to the DM #8; the BA #1 to the BA #12; the PC #1 to the PC #20; and the PM #1 to the PM #12, in consideration for the following minimum advance royalty payments (in US dollars) and minimum work commitments:

Date		Advance Royalty (US$)	Minimum Work
Execution of the Agreement	December 30, 2004	$25,000	-
First Anniversary	December 30, 2005	$30,000	13,000 ft of drilling
Second Anniversary	December 30, 2006	$50,000	15,000 ft of drilling
Third Anniversary	December 30, 2007	$75,000	17,000 ft of drilling
Fourth Anniversary	December 30, 2008	$75,000	-
Fifth Anniversary	December 30, 2009	$150,000	-

A minimum of 13,000 ft of exploration drilling was completed as part of the first year's minimum work commitment. The initial advance royalty payment has been paid and received and the first anniversary payment has been received as well. Upon making the second and third year's anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 ft of drilling, AGE will have earned a 51% interest in the Norma Sass Property.

AGE, at its option, may provide the funds to acquire the leased claims from the underlying owners of such claims for the benefit of AGE, the Company and Levon, to earn an additional 24% interest (bringing AGE's total interest to 75%). AGE will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

7.    Mineral Properties (continued)

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

By an Option Agreement dated January 31, 1999 the Company granted Placer an option to acquire up to a 70% interest in the entire Robertson Property’s 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer’s guarantee. Subsequent to January 31, 2004, the Company replaced the guarantee by posting a cash bond (note 8).

(iv)	Marcus Corporation

By way of an agreement dated September 15, 2005, the Company has purchased 1,391,860 shares of Marcus Corporation (“Marcus”), representing 98.49% of the total issued shares of Marcus. Marcus owns the Marcus mining claims, consisting of 39 unpatented lode claims and two Placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company will control Marcus, and own an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million. The mining lease with Marcus expires in 2007.

(b)	Eagle Property

The Company holds a 50% interest in 45 lode mineral claims located at Corral Canyon in Lander County, Nevada, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

7.    Mineral Properties (continued)

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

8.	Reclamation Deposit

Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. The Company’s obligation at January 31, 1999 had been assumed by Placer as part of the Exploration and Development Option Agreement [note 7(a)]. As the Agreement was terminated on December 31, 1999, the Company was required to post its own security to guarantee performance under the Reclamation Bond.

During the year, a revised Reclamation Plan for the purposes of reducing the performance bond was approved by the Bureau of Land Management (the “Bureau”), reducing the required deposit to $260,976 (US$228,205) (2005 - $518,057).

Coral Resources Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond.

9.	Subscriptions Received in Advance

During the year, the Company received $60,000 (2005 - $nil) towards private placements of 20,000 shares (2005 - nil). These shares were issued subsequent to year-end as part of the private placement that closed on March 4, 2006 (note 17(a)).

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

10.	Share Capital

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

	Shares	Amount	Deficit

Balance, January 31, 2003	3,470,993	$27,379,052	$(19,196,457)
2004 share issuances for cash:
Private placements	721,882	1,897,068
Exercise of warrants	149,310	357,368
Exercise of stock options	19,500	48,750
Share issuance costs	-	(36,000)
2004 loss			(753,596)

Balance, January 31, 2004	4,361,685	29,646,238	(19,950,053)
2005 share issuances for cash:
Private placements	255,220	1,039,464
Exercise of warrants	1,600	4,960
Exercise of stock options	30,400	76,000
Share issuance costs		(11,984)
2005 loss			(878,819)

Balance, January 31, 2005	4,648,905	30,754,678	(20,828,872)
2006 share issuances for cash:
Exercise of warrants	9,397	25,944
Exercise of stock options	102,500	174,250
Shares returned to treasury	(2,500)	(11,000)
Fair value of stock options exercised	-	87,560
Shares issued for Marcus Corp purchase	347,964	528,905
2006 loss			(3,067,474)

Balance, January 31, 2006	5,106,266	$31,560,337	$(23,896,346)

(c)	At January 31, 2006, the following director, officer and employee stock options are outstanding and exerciseable enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
300,400	$1.70	December 1, 2009
32,500	$1.70	April 12, 2010
365,000	$3.55	December 12, 2010

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

10.    Share Capital (continued)

  (c)    (continued)

   The Company has granted founders, directors, officers and certain employees stock options. Stock option activity is summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance outstanding, January 31, 2003	202,750	$2.50

2004 - Cancelled	(10,000)	2.50
2004 -- Exercised	(19,500)	2.50

Balance outstanding, January 31, 2004	173,250	2.50

2005 -- Granted	412,900	1.70
2005 - Cancelled	(20,250)	1.71
2005 - Exercised	(30,400)	2.50

Balance outstanding, January 31, 2005	535,500	1.91

2006 -- Granted	407,500	3.36
2006 - Expired	(142,600)	2.50
2006 - Exercised	(102,500)	1.70

Balance outstanding, January 31, 2006	697,900	$2.67

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

10.    Share Capital (continued)

 (c)          (continued)

The Company in fiscal 2005 adopted a formal stock option plan which provides for the granting of options to directors, officers, employees and consultants for a maximum of 706,000 shares (representing approximately 20% of the issued share capital of the Company as at the date of approval of the Plan by the Board). The Company recorded compensation expense of $1,056,100 (2005 - $343,533) with respect to stock options granted. The weighted average fair value of the options granted as at January 31, 2006 was $2.59 per share (2005 - $0.83 per share).

The fair value of options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates of 4.09% and 4.42%, dividend yield of 0.0%, volatility factors of 104.23% and 101.41, and a life of 5 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility, changes in the subjective input assumptions can materially affect the fair value estimate.

(d)
At January 31, 2006, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows. Subsequent to year-end, the warrants with expiry dates of February 16 and 17, 2006 expired without being exercised:

Number of Shares	Exercise Price	Expiry Date
104,380	$4.80	February 16, 2006
148,340	$5.50	February 17, 2006
391,900	$3.10	October 12, 2006
200,000	$3.60	November 17, 2006
100,000	$3.90	December 19, 2006
171,078	$2.00	September 15, 2007
1,115,698

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

11.	Contributed Surplus

	2006	2005
Balance, beginning of the year	$343,533	$-
Stock-based compensation expense	1,056,100	343,533
Warrants issued on acquisition of Marcus Corporation	116,100	-
Fair value of stock options exercised	(87,560)	-

	$1,428,173	$343,533

12.	Commitments

(a)
The Company entered into a new cost-sharing agreement during 2005 to reimburse a related party for a variable percentage (2005 fixed percentage - 20%; 2004 fixed percentage - 20%) of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $166,203 (2005 - $135,140; 2004 - $107,393) was charged to operations in relation to the cost sharing agreement.

(b)
The Company entered into a 12 month Investor Relations Agreement on July 1, 2005 with Investors Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totalling $18,000 plus expenses (2005 - $nil; 2004 - $nil).

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

13.	Related Party Transactions

Related party transactions not disclosed elsewhere in the financial statements are as follows:

(a)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 (2005 - $28,003) due from a joint venture with common management and common directors; $7,850 (2005 - $Nil) from a company controlled by a Director; $1,430 (2005 - $Nil) from a director of the Company and $13,124 (2006: $89,992 less an allowance for bad debt of $76,868; 2005: $122,048 less an allowance for bad debt of $90,621) with two companies with common management and common directors.

(b)
Advances payable include $31,620 (2005 - $31,333) due to Directors in regards to past directors’ fees; $26,922 (2005 - $10,695) due to a company with common management in regards to the cost sharing agreement for overhead expenses; $nil (2005 - $32,540) to a company with common management and directors and $3,414 (2005 - $1,784) to a company controlled by a Director.

(c)	Consulting fees of $30,000 (2005 - $30,000; 2004 - $22,500) were paid to a company owned by a director.

(d)	Management fees of $105,000 (2005 - $75,000; 2004 - $90,000) were paid to a company owned by a director.

(e)	Directors’ fees of $12,000 (2005 - $14,000; 2004 - $24,000) were paid to directors of the Company.

(f)	An allowance in the amount of $209,840 (2005 - $209,840; 2004 - $209,840) has been accrued in respect of advances made to a Company with common management.

(g)
The loan receivable of $83,000 (2005 - $50,000) is due from a subsidiary of a related company with common management that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

(h)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $525,000 (2005 - $Nil).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

14.	Site Restoration Obligation

Management has assessed their site restoration obligations and the associated liability to be recognized in the current period. Management has estimated that the costs would approximate $16,000 (2005 - $nil). Management will continue to assess their site restoration obligations and the associated liability as further information becomes known.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

15.	Income Taxes

The reconciliation of the future income tax recovery (expense) rate to the statutory rate is as follows:

	2006	2005 restated (note 2)	2004 restated (note 2)

Loss before taxes	$(2,289,463)	$(878,819)	$(753,596)

Income tax rate	34.75%	35.62%	35.62%

Income tax recovery at the statutory rate	795,474	313,035	268,431

Permanent differences	(354,610)	(166,879)	(49,269)
Expiration of losses	(1,018,575)	(158,065)	(285,593)
Share issuance costs	-	4,269	12,823
Changes in income tax rates	(95,008)	(185)	(498)
Foreign exchange differences	86,719	19,125	48,807
Change in the valuation allowance	(192,000)	(11,300)	5,299

Net future income tax recovery (expense)	$(778,000)	$-	$-

The components of the future income tax assets (liabilities) are as follows:

	2006	2005 restated (note 2)

Future income assets:
Non-capital loss carry-forwards	$2,758,000	$3,351,000
Resource interests	775,000	809,000
Other	112,338	141,000

	3,645,338	4,301,000
Less: valuation allowance	(2,181,000)	(1,989,000)

Net future income tax asset	$1,464,338	$2,312,000

Future income tax liability:
Resource interests	(2,913,000)	(2,630,000)

Net future income tax liability	$(1,448,662)	$(318,000)

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

15.	Income Taxes (continued)

At January 31, 2006, the Company had, for Canadian tax purposes, operating losses aggregating approximately $3,798,000. These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2007	$ 420,000
2008	243,000
2009	231,000
2010	527,000
2011	627,000
2015	522,000
2016	1,228,000
$ 3,798,000

The net operating losses available to offset revenues of the US operations are approximately US$3,648,000 (2005 - US$4,700,000) and expire at various times through 2017.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

16.	Segmented Information

The Company is involved in mineral exploration and development activities principally in United States. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for each of the 2006, 2005 and 2004 fiscal year.

	2006
	Canada	USA	Total

Current assets	$695,738	$99,547	$795,285
Investment in securities	74,833	72,575	147,408
Loan Receivable	83,000	-	83,000
Equipment	3,634	-	3,634
Mineral properties	-	10,095,609	10,095,609
Reclamation deposit	-	260,976	260,976

	$857,205	$10,528,707	$11,385,912

	2005
	Canada	USA	Total

Current assets	$1,511,905	$50,989	$1,562,894
Investment in securities	57,359	72,575	129,934
Loan Receivable	50,000	-	50,000
Equipment	4,543	-	4,543
Mineral properties	-	8,472,255	8,472,255
Reclamation deposit	-	518,057	518,057

	$1,623,807	$9,113,876	$10,737,683

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

17.	Subsequent Events

(a)	The Company closed a non-brokered private placement of 1,500,000 shares at a price of $3.00 per share on March 4, 2006.

(b)
The Company announced on March 6, 2006 that it has received an offer by U.S. Gold Corporation to acquire all of the Company’s outstanding common shares. Under the proposal, U.S. Gold Corporation would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company. To date this transaction has not closed.

18.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP)

These consolidated financial statements and the selected financial data have been prepared under Canadian GAAP.

For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet items:

(i)    Reconciliation of Total Assets and Liabilities

	2006	2005 restated (note 2)
Total assets per CDN GAAP	$11,385,912	$10,737,683
Mineral properties (note 18(h))	(9,057,135)	(8,472,255)
Investment securities	(8,810)	5,771

Total assets per US GAAP	$2,319,967	$2,271,199

Total liabilities per US/CDN GAAP	$2,233,748	$450,289

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

18.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(a)    Reconciliation of Consolidated Balance Sheet items (continued):

(ii)    Reconciliation of Deficit under U.S. GAAP

	2006	2005 restated (note 2)	2004 restated (note 2)
Deficit end of year per CDN GAAP	$(23,896,346)	$(20,828,872)	$(19,950,053)
Stock compensation expense	(60,000)	(60,000)	(60,000)
Deferred exploration expenditures, net	(9,057,135)	(8,472,255)	(7,574,347)

Deficit end of year per US GAAP	$(33,013,481)	$(29,361,127)	$(27,584,400)

(b)    Reconciliation of Consolidated Statement of Income items:

 Reconciliation of Net Loss under U.S. GAAP

	Year ended January 31, 2006	Year ended January 31, 2005 restated (note 2)	Year ended January 31, 2004
Net loss for the year per CDN GAAP	$(3,067,474)	$(878,819)	$(753,596)
Deferred exploration expenditures	(584,880)	(897,908)	(420,054)
Writedown of deferred exploration expenditures	-	-	4,968
Net loss for the year per U.S. GAAP	$(3,652,354)	$(1,776,727)	$(1,168,682)
Unrealized gain (loss) on investment securties	(14,581)	5,771	-
Net comprehensive loss for the year per U.S. GAAP	$(3,696,935)	$(1,770,956)	$(1,168,682)

(c)    Loss Per Share U.S. GAAP

	Year Ended January 31, 2006	Year Ended January 31, 2005	Year Ended January 31, 2004
Loss Per Share - basic and diluted	$(0.76)	$(0.38)	$(0.32)

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

18.    Differences Between Canadian And United States Generally Accepted Accounting Principles
  (Canadian GAAP And U.S. GAAP) (continued)

(d)   Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

Under US GAAP, a statement of changes in shareholders’ equity and comprehensive income in the following format would form a part of the annual consolidated financial statements:

Consolidated Statement of Changes in Shareholders’ Equity

	Share Capital		Share Subscriptions	Warrants	Additional Paid In Capital	Comprehensive Income (Loss)	Deficit restated (note 2)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders Equity restated
	Number of Shares	Amount

Balance forward, January 31, 2003	3,470,994	$27,379,052	$-	$-	$60,000		$(26,415,718)	$-	$1,023,334

Share subscriptions	-	-	791,720	-	-	-	-	-	791,720
Issuance of shares (see Note 10(b))	890,691	2,267,186	-	-	-	-	-	-	2,267,186
Components of comprehensive income:
- net income (loss)	-	-	-	-	-	(1,168,682)	(1,168,682)	-	(1,168,682)
						$(1,168,682)
Balance, January 31, 2004	4,361,685	$29,646,238	$791,720	$-	$60,000		$(27,584,400)	$-	$2,913,558

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

18.    Differences Between Canadian And United States Generally Accepted Accounting Principles
  (Canadian GAAP and U.S. GAAP) (continued)

  (d)    Comprehensive Income (continued)

   Consolidated Statement of Changes in Shareholders’ Equity (continued)

	Share Capital
	Number of Shares	Amount	Share Subscriptions	Warrants	Additional Paid In Capital	Comprehensive Income (Loss)	Deficit restated (note 2)	Accumulated Other Comprehensive Income (Loss)	Total Other holders’ Equity restated

Balance forward, January 31, 2004	4,361,685	$29,646,238	$791,720	$-	$60,000		$(27,584,400)	$-	$2,913,558

Share subscriptions	-	-	(791,720)	-	-	-	-	-	(791,720)
Issuance of shares (see Note 10(b))	287,220	1,108,440	(11,945)	-	-	-	-	-	1,096,495
Stock-based compensation expense	-	-	-	-	343,533	-	-	-	343,533
Components of comprehensive income:
- net income (loss)	-	-	-	-	-	(1,776,727)	(1,776,727)	-	(1,776,727)
- change in unrealized gain (loss) of marketable securities	-	-	-	-	-	5,771	-	5,771	5,771
						$(1,770,956)
Balance, January 31, 2005	4,648,905	$30,754,678	$(11,945)	$-	$403,533		$(29,361,127)	$5,771	$1,790,910

Share subscriptions	-	-	71,945	-	-	-	-	-	71,945
Issuance of shares (see Note 10(b))	457,361	805,659	-	116,100	-	-	-	-	921,759
Stock-based compensation expense	-	-	-	-	1,056,100	-	-	-	1,056,100
Fair value of stock option exercises	-	-	-	-	(87,560)	-	-	-	(87,560)
Components of Comprehensive income:
- net income (loss)	-	-	-	-	-	(3,652,354)	(3,652,354)	-	(3,652,354)
- change in unrealized gain (loss) of marketable securities	-	-	-	-	-	(14,581)	-	(14,581)	(14,581)
						$(3,696,935)
Balance, January 31, 2006	5,106,266	$31,560,337	$60,000	$116,100	$1,372,073		$(33,013,481)	$(8,810)	$86,219

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

18.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(e)	Supplemental Financial Information

(i)	Reconciliation of Cash Flows Under U.S. GAAP

Cash Flows from Operating Activities

	2006	2005	2004
Cash provided by (used in) operating activities per CDN GAAP	$(677,443)	$(556,184)	$(1,021,895)
Deferred exploration expenditures	(584,880)	(897,908)	(420,054)

Cash provided by (used in) operating activities per US GAAP	$(1,262,323)	$(1,454,092)	$(1,441,949)

Cash Flows from Investing Activities

	2006	2005	2004
Cash provided by (used in) investing activities per CDN GAAP	$(392,771)	$(914,246)	$264,756
Deferred exploration expenditures	584,880	897,908	420,054

Cash provided by (used in) investing activities per US GAAP	$192,109	$(16,338)	$684,810

(f)    Additional Disclosure Required by U.S. GAAP

(i)    Operations in a Foreign Country

The Company is subject to numerous factors relating to conducting business in a foreign country (including, without limitation, economic, political and currency risk), any of which could have a significant impact on the Company’s operation.

The Company’s U.S. subsidiaries, Coral Resources, Inc., Marcus Corporation and Coral Energy Corporation of California are subject to U.S. corporation tax on profits.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

18.   Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(g)    Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

(i)
Included in advances receivable are related party transactions of, $28,003 (2005 - $28,003; 2004 - $28,003) due from a joint venture with common management and common directors; $7,850 (2005 - $Nil; 2004 - $Nil) from a company controlled by a Director; $1,430 (2005 - $Nil; 2004 - $Nil) from a director of the Company and $13,124 (2006: $89,992 less an allowance for bad debt of $76,868; 2005: $122,048 less an allowance for bad debt of $90,621; 2004: $90,621) with two companies with common management and common directors.

(ii)	Consulting fees of $30,000 (2005 - $30,000; 2004 - $22,500) were paid to a company owned by a director.

(iii)	Management fees of $105,000 (2005 - $75,000; 2004 - $90,000) were paid to a company owned by a director.

(iv)	Directors’ fees of $12,000 (2005 - $14,000; 2004 - $24,000) were paid to directors of the Company.

(v)	An allowance in the amount of $209,840 (2005 - $209,840) has been accrued in respect of advances made to a company with common management.

(vi)	The loan receivable of $83,000 (2005 - $50,000) is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

(vii)	Included in accounts payable are $525,000 (2005 - $Nil) of amounts due to a Director of the Company, as a bonus.

(viii)	Investment securities and marketable securities would be noted as a related party on the balance sheet.

(h)	Deferred Exploration Expenditures

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under US GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred (see note 7(a) to 7(d)).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: July 28, 2006	By:	/s/ Louis Wolfin
Louis Wolfin
Chief Exeecutive Officer

Exhibit Index

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
13.3	Consent of Expert
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*
 ___________________________
* Previously filed.