Form 20-F/A
period 2006-01-31
CORAL GOLD RESOURCES, LTD.
filed 2007-07-02
CIK 813639

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

Introduction

The Company was organized under the Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Carol Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and to Coral Gold Corp. on September 9, 1987.  On September 14, 2004, the Company changed its name to Coral Gold Resources Ltd. in conjunction with a 10 to 1 share consolidation.  The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia, V6C 1T1, and it telephone number is 604-682-3701.

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we" or "us" refers to Coral Gold Resources Ltd.

This Form 20-F/A is being filed by Coral Gold Resources Ltd. as Amendment No. 1 to its annual report on Form 20-F filed on July 31, 2006.  The purpose of this Amendment No. 1 is because subsequent to the issuance of the auditors' report of the consolidated financial statements of the Company at January 31, 2006 it was determined that a restatement of the current year and prior period consolidated financial statements was necessary to account for: (i) a change in the valuation allowance applied against future income tax assets; (ii) a reclassification of foreign exchange gains arising from the future income tax expense, to remove these amounts from the future income tax expense and separately report them as foreign exchange gains; and (iii) restate the United States Generally Accepted Accounting Principles reconciliation note for the effect of changes (i) and (ii).  As a result, we have amended and revised certain disclosure contained in the annual report on Form 20-F under the captions "Item 3. Key Information – A. Selected Financial Data", "Item 3. Key Information – D. Risk Factors", "Item 5. Operating Results and Financial Review and Prospects – A. Operating Results – Selected Annual Information", "Item 5. Operating Results and Financial Review and Prospects – A. Operating Results – Twelve Months Ended July 31, 2006 Compared with Twelve Month Ended January 31, 2005" and "Item 5. Operating Results and Financial Review and Prospects – A. Operating Results – Fiscal Year Ended January 31, 2005 Compared to Fiscal Year Ended January 31, 2004" and replaced the consolidated financial statements included herein.  We have also included the auditors' report of the independent registered public accounting firm which speaks to such restatement.  Additional disclosure has been included under "Item 15. Controls and Procedures" in order to reflect events that occured subsequent to the period covered by this Annual Report. Except to reflect the changes described above, this Amendment No. 1 does not, and does not purport to, modify or update the disclosure contained in the annual report n Form 20-F.

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

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, referred to as “Canadian GAAP”.  The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP.  Note 19 of the financial statements, included with this Annual Report contains a reconciliation between Canadian and United States generally accepted accounting principles, referred to as "U.S. GAAP", which differ in respect to the recording of the writedown of deferred exploration expenditures, mineral property acquisition costs, changes in gains or losses of marketable securities, proceeds of interests deposed of, deferred exploration expenditures and recognition of compensation expense upon the issuance of stock options.

In this Annual Report, all dollars are expressed in Canadian dollars unless otherwise stated.

Canadian GAAP	Year ended January 31,
Operations	2006 restated(1)	2005 restated(1)	2004 restated(1)	2003 restated(1)	2002

Revenue	$-	$-	$-	$-	$-
Expense
General and Administrative	2,301,983	866,085	640,502	538,893	244,071
Net Income (Loss)	(2,263,288)	(983,665)	(539,814)	(3,464,543)	(1,128,401)
Net Income (Loss) Per Share	(0.47)	(0.21)	(0.15)	(1.23)	(0.54)

Weighted Average Number of Shares Issued	4,789,881	4,629,892	3,686,398	2,805,433	2,095,913

	As at January 31,
Balance Sheet	2006 restated(1)	2005 restated(1)	2004 restated(1)	2003 restated(1)	2002
Working Capital	36,519	1,400,605	2,601,586	(14,178)	356,553
Total Assets	11,385,912	10,737,683	10,896,355	8,888,094	6,564,304
Liabilities	3,711,170	2,761,897	2,655,857	3,096,043	477,095
Shareholders’ Equity	7,674,742	7,975,786	8,240,498	5,792,051	6,087,209
_______________________________
(1) See Note 2 of the Company's Financial Statements included elsewhere in this Annual Report (Item 17).

U.S. GAAP	Year Ended January 31,
Operations	2006 restated(1)	2005 restated(1)	2004 restated(1)	2003 restated(1)	2002

Revenue	$-	$-	$-	$-	$-
Loss for year under Canadian GAAP	(2,263,288)	(983,665)	(539,814)	(3,464,543)	(1,128,401)
Adjustments:
Deferred exploration expenditures	(584,880)	(897,908)	(420,054)	(1,351,302)	(196,909)
Future income taxes	187,865	262,275	136,379	2,708,544	-
Foreign exchange gain	(214,051)	(157,429)	(350,161)	-	-
Stock based compensation	-	-	-	(60,000)	-
Writedown of deferred exploration expenditures	-	-	4,968	10,389	70,019
Writedown of mineral property acquisition costs	-	-	-	-	700,000
Change in unrealized (gain) loss of marketable securities	-	-	-	22,686	96,488
Proceeds of interest deposed of	-	-	-	56,681	-
Net loss for the year under U.S. GAAP	(2,874,354)	(1,776,727)	(1,168,682)	(2,075,545)	(458,803)
Unrealized gain (loss) on investment securities	(14,581)	5,771	-	-	-
Net comprehensive loss for the year per U.S. GAAP	(2,888,935)	(1,770,956)	(1,168,682)	(2,075,545)	(458,803)
Comprehensive loss per share under U.S. GAAP	(0.60)	(0.38)	(0.32)	(0.74)	(0.22)

	As at January 31,
Balance Sheet	2006 restated(1)	2005 restated(1)	2004 restated(1)	2003 restated(1)	2002
Total assets under Canadian GAAP	11,385,912	10,737,683	10,896,355	8,888,094	6,564,304
Adjustments	(9,065,945)	(8,466,484)	(6,682,435)	(6,311,896)	(5,075,070)
Total assets under US GAAP	2,319,967	2,271,199	4,213,920	2,576,198	1,489,234

Total equity under Canadian GAAP	7,674,742	7,975,786	8,240,498	5,792,051	6,087,209
Adjustments	(6,492,523)	(5,866,876)	(5,008,940)	(4,450,717)	(5,075,070)
Total equity under US GAAP	1,182,219	2,108,910	3,231,558	1,341,334	1,012,139
________________________________
(1) See Note 2 of the Company's consolidated Financial Statements included elsewhere in this Annual Report (Item 17).

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

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the fiscal year ended January 31, 2006, we had a net loss of $2,263,288 and an accumulated deficit on January 31, 2006 of $25,373,768.  As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

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

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar.  The Company's offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange gain of $193,650 in fiscal 2006.  The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk.  Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

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

We are a natural resource company primarily engaged in the exploration and development of natural resource properties.  Our principal business activities have been the exploration of certain mineral properties located in the States of Nevada and California.  Since fiscal 2004, we have made aggregate principal capital expenditures of $2,936,348 on our properties known as the Robertson Mining Claims located in the State of Nevada.  The Robertson Mining Claims comprise three separate claim groups known as: (i) the Robertson Property; (ii) the Carve Out Claims, and (iii) the Norma Sass and Ruf Claims.  Of the aggregate capital expenditures of $2,936,348, $2,894,520 was spent on the Robertson Property and $41,829 was spent on the Norma Sass and Ruf Claims.

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

Robertson Property – Operations and Activities

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

Norma Sass and Ruf Claims – Operations and Activities

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
Cortez NW Deep
Cortez Mine
Cortez Hills
Pediment
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

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	January 31, 2006 Restated		January 31, 2005 Restated		January 31, 2004 Restated
	$		$		$
Loss before other items		(2,301,983)		(866,085)		(640,502)
Loss for the period		(2,263,288)		(983,665)		(539,814)
Loss per share		(0.47)		(0.21)		(0.15)
Total assets		11,385,912		10,737,683		10,896,355
Total liabilities		3,711,170		2,761,897		2,655,857
Working capital		36,519		1,400,605		2,601,586

During the 2006 fiscal year, the Company incurred a loss of $2,263,288 (2005: a loss of $983,665) and a net loss per share of $0.47 (2005: a net loss per share of $0.21).   The 2006 loss includes a future income tax expense of $187,865 compared to $262,275 in 2005.  The 2006 loss also includes interest income of $20,454, a decrease of $13,332 from 2005, a foreign exchange gain of $193,650, an increase of $82,741 from 2005, and a $12,467 recovery of written off advances receivable compared to $nil in 2005.  The decrease in interest income was due to the maturing of short term guaranteed investment certificates during the year and some cash being used in operations instead of the full amount being rolled over into new investment certificates.

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

The Company remains free of long term interest bearing debt and the total liabilities include current liabilities of $758,766 in 2006 which is $596,477 higher than 2005.  This increase is largely due to a $525,000 bonus payable to a Director of the Company.  Long term liabilities increased from $2,599,608 in 2005 to $2,952,404 in 2006, a difference of $352,796.  The entire 2005 long term liability amount was due to a future income tax liability whereas in 2006 the future income tax liability was $2,926,084, an increase of $326,476.  The Company has also recorded in 2006 an asset retirement obligation of $16,000 regarding reclamation of mineral properties and a non-controlling interest amount of $10,320 which contributed to the increase in total liabilities.

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

Loss for the year ended January 31, 2006 was $2,263,288 compared with a loss of $983,665 for the year ended January 31, 2005, for an increase of $1,279,623. The primary reasons for the increase are increased administrative expenses of $1,435,898 as discussed above.  A decrease of $13,332 in interest income was more than offset by increases of foreign exchange gains of $82,741 and the partial recovery of a previously written down advances receivable of $12,467.

Fiscal year ended January 31, 2005 compared to fiscal year ended January 31, 2004.

The loss for the twelve months ended January 31, 2005 was $983,665 compared with a loss of $539,814 for the twelve months ended January 31, 2004, an increase of $443,851. The main reason for the increase is the stock-based compensation expense of $343,533 as discussed above and an increase in future income tax expense of $125,896 in 2005.  There were no write downs of investments or mineral properties during the 2005 fiscal year as there were in the 2004 fiscal year.  The foreign exchange gain decreased from $209,538 to $110,909 in the current year due to the change in future income tax liability, the stronger Canadian dollar and the reclamation bond remaining at US$406,000.  The reclamation bond is converted to Canadian currency using the exchange rate as of the balance sheet date.  The change in the exchange rate from January 31, 2004 to January 31, 2005 resulted in a decrease of $33,662 to the reclamation bond and comprises the majority of the foreign exchange loss for the year.

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

During the 2005 fiscal year, the Company incurred a loss of $983,665 (in 2004 the loss was $539,814) and a net loss per share of $0.21 (in 2004 the net loss per share was $0.15).   The 2005 loss includes interest income of $33,786, an increase of $18,602 from 2004 and a foreign exchange gain of $110,909, a decrease of $98,629 from 2004.  The increase in interest income was due to a short term guaranteed investment certificate ranging from $1,350,000 to $2,000,000 being held through the year.

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

B.           Liquidity and Capital Resources

At January 31, 2006, the Company had cash and cash equivalents of $663,071 and working capital of $36,519.  The Company has raised additional gross proceeds of $4,500,000 through private placements since the year end of January 31, 2006.  The Company feels it has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests, the Company will likely be required to raise new equity capital in the future. The Company invested $1,623,354 during the year ended January 31, 2006 on mineral exploration, of which the entire amount was expended on its Robertson property. There is no assurance that the Company will be successful in raising new equity capital.

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

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information – "Risk Factors", and in other documents that we file with the SEC.  The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available.  In that regard, any statements as to future production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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
President and Director of the Company; Director and CEO of Bralorne Gold Mines Ltd.; President and Director of Levon Resources Ltd. and Cresval Capital Corp., Director of Avino Silver & Gold Mines Ltd. and Berkley Resources Inc..
June 1990
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
____________
*Less than one percent

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

B.           Related Party Transactions

Related party transactions for the 2006 fiscal year are as follows:

(a)
The Company entered into a new cost-sharing agreement during 2005 to reimburse a related party for a variable percentage (2005 fixed percentage – 20%; 2004 fixed percentage – 20%) of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above.  The agreement may be terminated with one-month notice by either party.

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

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Six Months	High	Low	High	Low
June 2006	4.40	3.15	3.98	2.90
May 2006	5.75	3.56	5.01	3.20
April 2006	6.99	4.56	5.37	4.38
March 2006	6.34	3.43	5.45	2.85
February 2006	3.62	3.19	3.10	2.79
January 2006	3.95	3.07	3.30	2.62

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Subsequent Period
First Quarter ended April 30, 2006	6.99	3.19	5.45	2.79
2005-2006	High	Low	High	Low
Fourth Quarter ended January 31, 2006	4.17	0.99	3.30	0.80
Third Quarter ended October 31, 2005	2.10	1.30	1.71	1.06
Second Quarter ended July 31, 2005*	1.89	1.31	1.49	1.07
First Quarter ended April 30, 2005*	2.20	1.33	1.99	1.07
2004-2005	High	Low	High	Low
Fourth Quarter ended January 31, 2005*	1.95	1.12	1.60	0.90
Third Quarter ended October 31, 2004*	2.50	1.90	2.40	1.06
Second Quarter ended July 31, 2004*	0.37	0.19	0.28	0.19
First Quarter ended April 30, 2004*	0.43	0.26	0.33	0.20
Last Five Fiscal Years	High	Low	High	Low
2006 Annual	4.17	0.99	3.30	0.80
2005 Annual*	4.30	1.12	2.40	0.90
2004 Annual*	0.61	0.25	0.45	0.20
2003 Annual*	0.68	0.14	0.48	0.09
2002 Annual*	0.38	0.12	0.25	0.08

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

Personal Holding Company

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

Subsequent to the period covered by this Annual Report, the Company assessed the design of the internal controls over financial reporting as at January 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral Gold because of limitations in size and number of staff.  The Company believes it has taken initial steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17.  Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditors' Report	53
Consolidated Balance Sheets	56
Consolidated Statements of Operations and Deficit	57
Consolidated Statements of Cash Flows	58
Consolidated Statements of Mineral Properties	59
Notes to Consolidated Financial Statements	60 thru 93

Item 18.  Financial Statements

See Item 17.

Item 19.  Exhibits

Exhibit Number	Name
1.1                                               Memorandum of Coral Gold Resources Ltd.*
1.2.                                              Articles of Coral Gold Resources Ltd.*
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
15.1                                             Geological Report on the Robertson Property*
15.2                                             Update of the Geological Report on the Robertson Property*
___________________________
*  Previously filed.

Financial Statements

Coral Gold Resources Ltd.
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Coral Gold Resources Ltd.

We have audited the accompanying consolidated balance sheet of Coral Gold Resources Ltd. (an exploration stage enterprise) as of January 31, 2006, and the related consolidated statements of operations and deficit, cash flows and mineral properties for the year then ended, and for the period January 22, 1981 (inception) through January 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements as of January 31, 2005, and for the period January 22, 1981 (inception) through January 31, 2005, were audited by other auditors whose report dated April 13, 2005 expressed an unqualified opinion on those statements prior to restatement. The consolidated financial statements for the period January 22, 1981 (inception) through January 31, 2005 prior to restatement, as described below, included total revenues and net loss of $2,176,079 and $20,510,872, respectively. Our opinion on the consolidated statements of operations and deficit and cash flows for the period January 22, 1981 (inception) through January 31, 2006, insofar as it relates to amounts for prior periods through January 31, 2005 before restatement is based solely on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coral Gold Resources Ltd., at January 31, 2006, and the results of its operations and its cash flows for the year then ended and the period from January 22, 1981 (inception) through January 31, 2006, in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements of Coral Gold Resources Ltd. as of January 31, 2005 and for the years ended January 31, 2005 and 2004, prior to the adjustments described in notes 2, 3 and 19, were audited by other auditors who have ceased operations. As described in Note 2, the Company recorded a prior period adjustment to apply a full valuation allowance against future income tax assets arising from prior year non-capital loss carry-forwards from the Company’s US operations and deductible temporary differences related to the Company’s Canadian operations, and the Company also recorded a prior period adjustment to reclassify foreign exchange gains or losses incorrectly included in the future income tax expense. In addition, the adjustments described in Note 2 affected the disclosures and reconciliations from Canadian to United States generally accepted accounting principles, as described in Note 19. As previously filed and described in Note 3, the Company recorded prior period adjustments to account for an unrecorded future income tax liability arising from prior years. We audited the adjustments to the 2005 and 2004 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 and 2004 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 and 2004 consolidated financial statements taken as a whole.

Our previous audit report dated May 31, 2006 has been withdrawn and the 2006, 2005 and 2004 consolidated financial statements have been restated as described in notes 2 and 19.

Vancouver, Canada,                                                                                                                                                     "/s/ Ernst & Young LLP"
May 31, 2006, except as to Notes 2 and 19
which are as of April 24, 2007.                                             Chartered Accountants

MOORESTEPHENS
ELLISFOSTERLTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets and the consolidated statements of mineral properties of Coral Gold Resources Ltd. (formerly Coral Gold Corp.) (An Exploration Stage Company) and Subsidiaries (the “Company”) as at January 31, 2005 and the consolidated statements of operations and deficit and cash flows for each of the years ended January 31, 2005 and 2004, and for the cumulative period January 22, 1981 (inception) to January 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements presented fairly, in all material respects, the consolidated financial position of the Company as at January 31, 2005 and the results of its operations and its cash flows for each of the years ended January 31, 2005 and 2004, and for the cumulative period January 22, 1981 (inception) to January 31, 2005 in accordance with Canadian generally accepted accounting principles.

Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders’ equity at January 31, 2005 and 2004 and the determination of net loss for each of the years in the two-year period ended January 31, 2005 are summarized in note 14.

Vancouver, Canada                                                 “MOORE STEPHENS ELLIS FOSTER LTD.”
April 13, 2005                                                         Chartered Accountants
(except as to note 14 all of which are as of July 21, 2005)

Coral Gold Resources Ltd.

CONSOLIDATED BALANCE SHEETS

As at January 31	(In Canadian Dollars)
	2006	2005
	$	$
	restated [note 2]	restated [notes 2 and 3]
ASSETS
Current
Cash and cash equivalents	663,071	1,472,146
Advances receivable [note 14(a)]	62,358	78,101
Prepaid expenses	69,856	12,647

	795,285	1,562,894
Investment securities [note 6]	147,408	129,934
Loan receivable [note 14(g)]	83,000	50,000
Equipment [note 7]	3,634	4,543
Mineral properties [note 8]	10,095,609	8,472,255
Reclamation deposit [note 9]	260,976	518,057
	11,385,912	10,737,683

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 14(h)]	696,810	85,937
Advances payable to related parties [note 14(b)]	61,956	76,352
	758,766	162,289

Site restoration obligation [note 15]	16,000	—

Future income tax liability [notes 4 and 16]	2,926,084	2,599,608

Non-controlling interest	10,320	—

Shareholders’ equity
Subscriptions received in advance [note 10]	60,000	—
Share subscriptions receivable	—	(11,945)
Share capital [note 11]	31,560,337	30,754,678
Contributed surplus [note 12]	1,428,173	343,533
Deficit	(25,373,768)	(23,110,480)
	7,674,742	7,975,786
	11,385,912	10,737,683

Commitments [note 13]

See accompanying notes

On behalf of the Board:                 "/s/ Louis Wolfin"                 "/s/ David Wolfin"

Director                                      Director

Coral Gold Resources Ltd.

CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT

Years ended January 31	(In Canadian Dollars)

	For the period from inception on January 22, 1981 to January 31, 2006	2006	2005	2004
	$	$	$	$
	restated	restated	restated	restated
	[note 2]	[note 2]	[notes 2 and 3]	[notes 2 and 3]
REVENUE
Sales	2,176,079	—	—	—
Cost of sales	(5,383,348)	—	—	—
	(3,207,269)	—	—	—

EXPENSES
Administrative services	1,058,598	—	—	—
Amortization	2,728	909	1,136	684
Consulting fees [note 14(c)]	227,528	40,603	41,480	29,262
Directors fees [note 14(e)]	75,763	12,000	14,000	24,000
Investor relations and shareholder information	1,901,480	85,283	74,075	143,217
Legal and accounting	2,599,764	208,314	74,308	80,571
Listing and filing fees	137,275	17,532	20,428	43,626
Management fees [note 14(d)]	354,500	105,000	75,000	90,000
Office and miscellaneous	2,036,612	82,007	93,910	118,872
Salaries and benefits	921,759	625,351	79,929	55,437
Stock-based compensation	1,399,633	1,056,100	343,533	—
Transfer agent fees	52,056	9,124	12,470	11,437
Travel	931,194	59,760	35,816	43,396
	11,698,890	2,301,983	866,085	640,502
Loss before the following	(14,906,159)	(2,301,983)	(866,085)	(640,502)
Other items
Interest income	854,290	20,454	33,786	15,184
Foreign exchange gain	470,355	193,650	110,909	209,538
Gain realized on disposition of
option on property	143,552	—	—	—
Gain on sale of investment	17,692	—	—	—
Recovery (writedown) of advances receivable	(348,323)	12,467	—	36,320
Financing costs	(341,006)	—	—	—
Writedown of investment securities	(809,828)	—	—	(19,007)
Loss on equipment disposals	(32,784)	—	—	—
Writedown of equipment	(16,335)	—	—	—
Writedown of mineral properties	(7,110,148)	—	—	(4,968)
Loss for the year before future income
taxes and non-controlling interest	(22,078,694)	(2,075,412)	(721,390)	(403,435)
Future income tax expense [note 16]	(3,295,063)	(187,865)	(262,275)	(136,379)
Non-controlling interest loss	(11)	(11)	—	—
Loss for the period	(25,373,768)	(2,263,288)	(983,665)	(539,814)

Deficit, beginning of the period		(23,110,480)	(22,126,815)	(21,587,001)
Deficit, end of the period		(25,373,768)	(23,110,480)	(22,126,815)

Basic and diluted:
Loss per share		(0.47)	(0.21)	(0.15)

Weighted average number of common shares outstanding		4,789,881	4,629,892	3,686,398

See accompanying notes

Coral Gold Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended January 31	(In Canadian Dollars)

	For the period from inception on January 22, 1981 to January 31, 2006	2006	2005	2004
	$	$	$	$
	restated	restated	restated	restated
	[note 2]	[note 2]	[note 2]	[note 2]
OPERATING ACTIVITIES
Loss for the period	(25,373,768)	(2,263,288)	(983,665)	(539,814)
Adjustments for items not involving cash:
Amortization	2,728	909	1,136	684
Writedown of equipment	16,335	—	—	—
Stock based compensation	1,399,633	1,056,100	343,533	—
Non-controlling interest	11	11	—	—
Future income tax expense	3,295,063	187,865	262,275	136,379
Writedown of investment securities	809,828	—	—	19,007
Writedown of mineral properties	7,110,148	—	—	4,968
Writedown of advances receivable	348,323	12,467	—	(36,320)
Loss on equipment disposals	32,784	—	—	—
Gain on sales of investments	(17,692)	—	—	—
Gain realized on disposition of option on property	(143,552)	—	—	—
Foreign exchange gain	(721,641)	(214,051)	(157,429)	(350,161)
Change in non-cash working capital:
(Increase) decrease in advances receivable	(410,681)	3,276	(21,556)	(19,258)
(Increase) decrease prepaid expenses	(69,856)	(57,209)	(1,671)	(10,976)
Investment securities	(119,174)	—	—	—
Increase (decrease) in accounts payable and accrued liabilities	696,810	610,873	7,590	(152,419)
(Decrease) increase in advances payable	61,956	(14,396)	(6,397)	(73,985)
Cash used in operating activities	(13,082,745)	(677,443)	(556,184)	(1,021,895)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures incurred	(16,023,742)	(584,880)	(897,908)	(420,054)
Acquisition of Marcus Corporation	(14,498)	(14,498)	—	—
Proceeds on sale of equipment	92,732	—	—	—
Loan receivable	(83,000)	(33,000)	(50,000)	—
Purchase of equipment	(145,485)	—	—	(2,943)
Purchase of investments	(939,776)	(17,474)	—	—
Advances receivable recovered	—	—	—	36,320
Decrease (increase) in reclamation deposit amounts	(260,976)	257,081	33,662	651,433
Cash provided by (used in investing activities)	(17,374,745)	(392,771)	(914,246)	264,756

FINANCING ACTIVITIES
Subscriptions received in advance	60,000	60,000	—	791,720
Cash from share subscriptions receivable	—	11,945	58,700	—
Issuance of shares for cash, net	31,031,432	189,194	316,720	2,196,541
Cash provided by financing activities	31,091,432	261,139	375,420	2,988,261

Net increase (decrease) in cash and cash equivalents	633,942	(809,075)	(1,095,010)	2,231,122
Cash and cash equivalents, beginning of year	29,129	1,472,146	2,567,156	336,034
Cash and cash equivalents, end of year	663,071	663,071	1,472,146	2,567,156

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Interest		40	145	730
Income taxes		—	—	—

See accompanying notes

Coral Gold Resources Ltd.

CONSOLIDATED STATEMENTS OF
MINERAL PROPERTIES

Years ended January 31	(In Canadian Dollars)

	Acquisition Cost		Exploration Expenditures		Proceeds of Interest Disposed of		Total
	$		$		$		$
Robertson Property [note 8(a)(i) and 8(a)(iii)]		801,956		8,675,800		(1,937,625)		7,540,131
Balance, January 31, 2004
2005 transactions, net		—		890,292		—		890,292
Balance, January 31, 2005		801,956		9,566,092		1,937,625)		8,430,423
2006 transactions, net		—		1,623,354		—		1,623,354
Balance, January 31, 2006		801,956		11,189,446		(1,937,625)		10,053,777

Ruf and Norma Sass Properties[note 8(a)(ii)]		—		73,514		(39,301)		34,213
Balance, January 31, 2004		—		7,616		—		7,616
2005 transactions, net
Balance, January 31, 2005		—		81,130		(39,301)		41,829
2006 transactions, net		—		—		—		—
Balance, January 31, 2006		—		81,130		(39,301)		41,829

Eagle Property[note 8(b)]
Balance, January 31, 2004,
2005 and 2006		1		—		—		1

Ludlow Property [note 8(c)]
Balance, January 31, 2004,
2005 and 2006		1		—		—		1

JDN Property[note 8(d)]
Balance, January 31, 2004,
2005 and 2006		1		—		—		1

Total Properties		801,959		11,270,576		(1,976,926)		10,095,609

See accompanying notes

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

1.	NATURE OF BUSINESS AND GOING CONCERN

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

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company previously issued to its shareholders the 2006 annual audited consolidated financial statements (the “2006 consolidated financial statements”), consisting of consolidated balance sheets as at January 31, 2006 and 2005 and consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended January 31, 2006, 2005 and 2004 and for the cumulative period January 22, 1981 (inception) to January 31, 2006, in its 2006 Annual Report. The 2006 consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”). The 2006 consolidated financial statements were previously issued with an unqualified audit opinion from Ernst & Young LLP on those statements dated May 31, 2006.

Included in the previously issued 2006 consolidated financial statements was a prior period adjustment, which is described in note 3.

The 2006 consolidated financial statements along with prior years’ consolidated financial statements have been restated. Ernst & Young LLP was not the auditor of the prior years’ consolidated financial statements, being as at and for the years ended January 31, 2005 and 2004. Ernst & Young LLP have audited the adjustments to the prior years’ consolidated financial statements because the Company’s previous auditors, Moore Stephens Ellis Foster Ltd., have ceased operations and are no longer available to issue an audit opinion on the adjustments. The adjustments are as follows:

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)

(a)	Valuation allowance

In the 2006 consolidated financial statements the future income tax liability was presented net of future income tax assets arising from prior year non-capital loss carry-forwards from the Company’s US operations and deductible temporary differences related to the Company’s Canadian operations. As the Company is in the development stage, a full valuation allowance should have been applied against the future income tax assets.

As the Company had not applied a full valuation allowance, the 2006 consolidated financial statements, including the consolidated financial statements of previous years, have been restated. The future income tax liabilities presented in the restated consolidated financial statements are presented at their gross value; the future income tax expense, loss for the year and deficit have also been adjusted.

(b)	Foreign exchange

In the 2006 consolidated financial statements, the future income tax expense included amounts related to foreign exchange changes. The Company’s operations in the United States that give rise to the future tax liabilities are integrated with those of the Company’s head office in Canada. Therefore, the foreign exchange changes of the future income tax liability should have been presented as part of the foreign exchange gain or loss for the year.

As the Company had recorded the effect of foreign exchange changes through the future income tax expense, an adjustment to restate the foreign exchange gain or loss and future income tax expense was recorded, and presented in these restated consolidated financial statements.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)

(c)	Effect of the restatement on the consolidated financial statements

	For the period January 22, 1981 (inception) to January 31, 2006
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$

Consolidated statements of operations and deficit:
Foreign exchange gain (loss)		(251,286)		—		721,641		470,355
Loss for the period before future income taxes and non-controlling interest		(22,800,335)		—		721,641		(22,078,694)
Future income tax expense		(1,096,000)		(1,477,422)		(721,641)		(3,295,063)
Loss for the period		(23,896,346)		(1,477,422)		—		(25,373,768)

Consolidated statements of cash flows:
Loss for the period		(23,896,346)		(1,477,422)		—		(25,373,768)
Adjustments for items not involving cash:
- future income tax expense		1,096,000		1,477,422		721,641		3,295,063
- foreign exchange gain		—		—		(721,641)		(721,641)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)

	2006
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$

Consolidated balance sheets:
Future income tax liability		1,448,662		1,477,422		—		2,926,084
Deficit		(23,896,346)		(1,477,422)		—		(25,373,768)
Shareholders’ equity		9,152,164		(1,477,422)		—		7,674,742

Consolidated statements of operations and deficit:
Foreign exchange gain (loss)		(20,401)		—		214,051		193,650
Loss for the period before future income taxes and non-controlling interest		(2,289,463)		—		214,051		(2,075,412)
Future income tax expense		(778,000)		804,186		(214,051)		(187,865)
Loss for the period		(3,067,474)		804,186		—		(2,263,288)
Deficit, beginning of period		(20,828,872)		(2,281,608)		—		(23,110,480)
Deficit, end of period		(23,896,346)		(1,477,422)		—		(25,373,786)
Basic and diluted: loss per share		(0.64)						(0.47)

Consolidated statements of cash flows:
Loss for the period		(3,067,474)		804,186		—		(2,263,288)
Adjustments for items not involving cash:
- future income tax expense		778,000		(804,186)		214,051		187,865
- foreign exchange gain		—		—		(214,051)		(214,051)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)

	2005
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$

Consolidated balance sheets:
Future income tax liability		318,000		2,281,608		—		2,599,608
Deficit		(20,828,872)		(2,281,608)		—		(23,110,480)
Shareholders’ equity		10,257,394		(2,281,608)		—		7,975,786

Consolidated statements of operations and deficit:
Foreign exchange gain (loss)		(46,520)		—		157,429		110,909
Loss for the period before future income taxes and non-controlling interest		(878,819)		—		157,429		(721,390)
Future income tax expense		—		(104,846)		(157,429)		(262,275)
Loss for the period		(878,819)		(104,846)		—		(983,665)
Deficit, beginning of period		(19,950,053)		(2,176,762)		—		(22,126,815)
Deficit, end of period		(20,828,872)		(2,281,608)		—		(23,110,480)
Basic and diluted: loss per share		(0.19)						(0.21)

Consolidated statements of cash flows:
Loss for the period		(878,819)		(104,846)		—		(983,665)
Adjustments for items not involving cash:
- future income tax expense		—		104,846		157,429		262,275
- foreign exchange gain		—		—		(157,429)		(157,429)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)

	2004
	Previously reported		Valuation allowance adjustment		Foreign exchange adjustment		As restated
	$		$		$		$

Consolidated statements of operations and deficit:
Foreign exchange gain (loss)		(140,623)		—		350,161		209,538
Loss for the period before future income taxes and non-controlling interest		(753,596)		—		350,161		(403,435)
Future income tax expense		—		213,782		(350,161)		(136,379)
Loss for the period		(753,596)		213,782		—		(539,814)
Deficit, beginning of period		(19,196,457)		(2,390,544)		—		(21,587,001)
Deficit, end of period		(19,950,053)		(2,176,762)		—		(22,126,815)
Basic and diluted: loss per share		(0.20)						(0.15)

Consolidated statements of cash flows:
Loss for the period		(753,596)		213,782		—		(539,814)
Adjustments for items not involving cash:
- future income tax expense		—		(213,782)		350,161		136,379
- foreign exchange gain		—		—		(350,161)		(350,161)

3.	PRIOR PERIOD ADJUSTMENT

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

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

4.	MARCUS CORPORATION ACQUISITION

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

	$

Cash		1,494
Mineral properties		1,022,231
Future income taxes		(352,662)
Non-controlling interest		(10,066)
		660,997

5.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus. Significant inter-company accounts and transactions have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in note 19 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Computer hardware	20%
Equipment	20%

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on deposit with banks, and highly liquid short-term interest bearing securities with maturities at the purchase date of three months or less.

	2006		2005
	$		$

Cash		663,071		122,146
Cash equivalents		—		1,350,000
		663,071		1,472,146

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

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

6.	INVESTMENT SECURITIES

	2006		2005
	$		$

Levon Resources Ltd.
967,571 common shares [2005 - 967,571]		77,117		77,117

Mill Bay Ventures Inc. (formerly First International Metals Corp.)
518,731 common shares [2005 - 324,565]		70,291		52,817
		147,408		129,934

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) are related to the Company by way of common management and directors. The fair market value of the Mill Bay and Levon common shares as at January 31, 2006 were $46,688 [2005 - $38,948], and $91,910 [2005 - $96,757], respectively.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

7.	EQUIPMENT

	Cost		Accumulated amortization		Net book value
	$		$		$

2006
Computer hardware		5,926		2,536		3,390
Equipment		436		192		244
		6,362		2,728		3,634

2005
Computer hardware		5,926		1,688		4,238
Equipment		436		131		305
		6,362		1,819		4,543

8.	MINERAL PROPERTIES

(a)	Robertson property

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

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

8.	MINERAL PROPERTIES (continued)

(a)	Robertson Property (continued)

(i)	Carve-out Claims - 39% carried interest (continued)

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

c)	Pay to Coral 33 1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

8.	MINERAL PROPERTIES (continued)

(a)	Robertson Property (continued)

(ii)	Ruff/Norma Sass - 66.67% owned (continued)

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

Date		Advance Royalty (US$)	Minimum Work
Execution of the Agreement	December 30, 2004	$25,000	—
First Anniversary	December 30, 2005	$30,000	13,000 ft of drilling
Second Anniversary	December 30, 2006	$50,000	15,000 ft of drilling
Third Anniversary	December 30, 2007	$75,000	17,000 ft of drilling
Fourth Anniversary	December 30, 2008	$75,000	—
Fifth Anniversary	December 30, 2009	$150,000	—

A minimum of 13,000 ft of exploration drilling was completed as part of the first year’s minimum work commitment. The initial advance royalty payment has been paid and received and the first anniversary payment has been received as well. Upon making the second and third year’s anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 ft of drilling, AGE will have earned a 51% interest in the Norma Sass Property.

AGE, at its option, may provide the funds to acquire the leased claims from the underlying owners of such claims for the benefit of AGE, the Company and Levon, to earn an additional 24% interest (bringing AGE’s total interest to 75%). AGE will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

8.	MINERAL PROPERTIES (continued)

(a)	Robertson Property (continued)

(ii)	Ruff/Norma Sass - 66.67% owned (continued)

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE’s payment of a royalty of 2.5% net smelter returns from production to the Company and Levon. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to the Company and Levon to 1.5%) for a cash payment of USD$1.0 million. The Company and Levon have agreed to share in any benefits from the agreement with AGE in proportion to their current respective interests in the Norma Sass Property.

(iii)	Core claims - 100% owned

By an Option Agreement dated January 31, 1999 the Company granted Placer an option to acquire up to a 70% interest in the entire Robertson Property’s 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer’s guarantee. Subsequent to January 31, 2004, the Company replaced the guarantee by posting a cash bond [note 9].

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

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

8.	MINERAL PROPERTIES (continued)

(c)	Ludlow Property

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

9.	RECLAMATION DEPOSIT

Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. The Company’s obligation at January 31, 1999 had been assumed by Placer as part of the Exploration and Development Option Agreement [note 8(a)]. As the Agreement was terminated on December 31, 1999, the Company was required to post its own security to guarantee performance under the Reclamation Bond.

During the year, a revised Reclamation Plan for the purposes of reducing the performance bond was approved by the Bureau of Land Management (the “Bureau”), reducing the required deposit to $260,976 (US$228,205) [2005 - $518,057].

Coral Resources Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

10.	SUBSCRIPTIONS RECEIVED IN ADVANCE

During the year, the Company received $60,000 [2005 - $nil] towards private placements of 20,000 shares [2005 - nil]. These shares were issued subsequent to year-end as part of the private placement that closed on March 4, 2006 [note 18(a)].

11.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

	Shares	Amount $	Deficit $

Balance, January 31, 2003	3,470,993	27,379,052	(19,196,457)
2004 share issuances for cash:			—
Private placements	721,882	1,897,068	—
Exercise of warrants	149,310	357,368	—
Exercise of stock options	19,500	48,750	—
Share issuance costs	—	(36,000)	—
2004 loss	—		(753,596)
Balance, January 31, 2004	4,361,685	29,646,238	(19,950,053)
2005 share issuances for cash:			—
Private placements	255,220	1,039,464	—
Exercise of warrants	1,600	4,960	—
Exercise of stock options	30,400	76,000	—
Share issuance costs	—	(11,984)	—
2005 loss	—	—	(878,819)
Balance, January 31, 2005	4,648,905	30,754,678	(20,828,872)
2006 share issuances for cash:			—
Exercise of warrants	9,397	25,944	—
Exercise of stock options	102,500	174,250	—
Shares returned to treasury	(2,500)	(11,000)	—
Fair value of stock options exercised	—	87,560	—
Shares issued for Marcus Corp purchase	347,964	528,905	—
2006 loss	—	—	(3,067,474)
Balance, January 31, 2006	5,106,266	31,560,337	(23,896,346)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

11.	SHARE CAPITAL (continued)

(c)	At January 31, 2006, the following director, officer and employee stock options are outstanding and exercisable enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
300,400	$1.70	December 1, 2009
32,500	$1.70	April 12, 2010
365,000	$3.55	December 12, 2010

The Company has granted founders, directors, officers and certain employees stock options. Stock option activity is summarized as follows:

	Number of Shares	Weighted Average Exercise Price $

Balance outstanding, January 31, 2003	202,750	2.50
2004 - Cancelled	(10,000)	2.50
2004 - Exercised	(19,500)	2.50
Balance outstanding, January 31, 2004	173,250	2.50
2005 -- Granted	412,900	1.70
2005 - Cancelled	(20,250)	1.71
2005 - Exercised	(30,400)	2.50
Balance outstanding, January 31, 2005	535,500	1.91
2006 - Granted	407,500	3.36
2006 - Expired	(142,600)	2.50
2006 - Exercised	(102,500)	1.70
Balance outstanding, January 31, 2006	697,900	2.67

The Company in fiscal 2005 adopted a formal stock option plan which provides for the granting of options to directors, officers, employees and consultants for a maximum of 706,000 shares (representing approximately 20% of the issued share capital of the Company as at the date of approval of the Plan by the Board). The Company recorded compensation expense of $1,056,100 [2005 - $343,533] with respect to stock options granted. The weighted average fair value of the options granted as at January 31, 2006 was $2.59 per share [2005 - $0.83 per share].

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

11.	SHARE CAPITAL (continued)

(c)	(continued)

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

At January 31, 2006, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows. Subsequent to year-end, the warrants with expiry dates of February 16 and 17, 2006 expired without being exercised:

Number of Shares	Exercise Price	Expiry Date
104,380	$4.80	February 16, 2006
148,340	$5.50	February 17, 2006
391,900	$3.10	October 12, 2006
200,000	$3.60	November 17, 2006
100,000	$3.90	December 19, 2006
171,078	$2.00	September 15, 2007
1,115,698

12.	CONTRIBUTED SURPLUS

	2006		2005
	$		$

Balance, beginning of the year		343,533		—
Stock-based compensation expense		1,056,100		343,533
Warrants issued on acquisition of Marcus Corporation		116,100		—
Fair value of stock options exercised		(87,560)		—
		1,428,173		343,533

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

13.	COMMITMENTS

(a)
The Company entered into a new cost-sharing agreement during 2005 to reimburse a related party for a variable percentage [2005 fixed percentage - 20%; 2004 fixed percentage - 20%] of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $166,203 [2005 - $135,140; 2004 - $107,393] was charged to operations in relation to the cost sharing agreement.

(b)
The Company entered into a 12 month Investor Relations Agreement on July 1, 2005 with Investors Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totalling $18,000 plus expenses [2005 - $nil; 2004 - $nil].

14.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

(a)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 [2005 - $28,003] due from a joint venture with common management and common directors; $7,850 [2005 - $Nil] from a company controlled by a Director; $1,430 [2005 - $Nil] from a director of the Company and $13,124 (2006: $89,992 less an allowance for bad debt of $76,868; 2005: $122,048 less an allowance for bad debt of $90,621) with two companies with common management and common directors.

(b)
Advances payable include $31,620 [2005 - $31,333] due to Directors in regards to past directors’ fees; $26,922 [2005 - $10,695] due to a company with common management in regards to the cost sharing agreement for overhead expenses; $nil [2005 - $32,540] to a company with common management and directors and $3,414 [2005 - $1,784] to a company controlled by a Director.

(c)	Consulting fees of $30,000 [2005 - $30,000; 2004 - $22,500] were paid to a company owned by a director.

(d)	Management fees of $105,000 [2005 - $75,000; 2004 - $90,000] were paid to a company owned by a director.

(e)	Directors’ fees of $12,000 [2005 - $14,000; 2004 - $24,000] were paid to directors of the Company.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

14.           RELATED PARTY TRANSACTIONS (continued)

(f)	An allowance in the amount of $209,840 [2005 - $209,840; 2004 - $209,840] has been accrued in respect of advances made to a Company with common management.

(g)
The loan receivable of $83,000 [2005 - $50,000] is due from a subsidiary of a related company with common management that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

(h)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $525,000 [2005 - $Nil].

(i)	These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

15.	SITE RESTORATION OBLIGATION

Management has assessed their site restoration obligations and the associated liability to be recognized in the current period. Management has estimated that the costs would approximate $16,000 [2005 - $nil]. Management will continue to assess their site restoration obligations and the associated liability as further information becomes known.

16.	INCOME TAXES

The reconciliation of the future income tax recovery (expense) rate to the statutory rate is as follows:

	2006	2005	2004
	$	$	$
	restated	restated	restated
	[note 2]	[notes 2 and 3]	[notes 2 and 3]

Loss before taxes	(2,075,412)	(721,390)	(403,435)
Income tax rate	34.75%	35.62%	35.62%

Income tax recovery at the statutory rate	721,206	256,959	143,704

Permanent differences	(384,610)	(136,879)	(49,269)
Losses not benefited	(436,019)	(382,158)	(230,306)
Changes in income tax rates	(88,442)	(197)	(508)
Net future income tax expense	(187,865)	(262,275)	(136,379)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

16.	INCOME TAXES (continued)

The components of the future income tax assets (liabilities) are as follows:

	2006	2005
	$	$
	restated	restated
	[note 2]	[notes 2 and 3]
Future income assets
Non-capital loss carry-forwards	2,752,021	3,343,730
Resource interests	774,556	808,608
Other	30,301	53,086
	3,556,878	4,205,424
Less: valuation allowance	(3,556,878)	(4,205,424)
Net future income tax asset	—	—
Future income tax liability
Resource interests	(2,926,084)	(2,599,608)
Net future income tax liability	(2,926,084)	(2,599,608)

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

At January 31, 2006, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $3,798,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

	$
2007		420,000
2008		243,000
2009		231,000
2010		527,000
2011		627,000
2015		522,000
2016		1,228,000
		3,798,000

The net operating losses available to offset revenues of the US operations are approximately US$3,648,000 and expire at various times through 2017.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

17.	SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in United States. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for each of the 2006, 2005 and 2004 fiscal year.

	Canada		USA		Total
	$		$		$

2006
Current assets		695,738		99,547		795,285
Investment in securities		74,833		72,575		147,408
Loan Receivable		83,000		—		83,000
Equipment		3,634		—		3,634
Mineral properties		—		10,095,609		10,095,609
Reclamation deposit		—		260,976		260,976
		857,205		10,528,707		11,385,912

2005
Current assets		1,511,905		50,989		1,562,894
Investment in securities		57,359		72,575		129,934
Loan Receivable		50,000		—		50,000
Equipment		4,543		—		4,543
Mineral properties		—		8,472,255		8,472,255
Reclamation deposit		—		518,057		518,057
		1,623,807		9,113,876		10,737,683

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

18.	SUBSEQUENT EVENTS

(a)	The Company closed a non-brokered private placement of 1,500,000 shares at a price of $3.00 per share on March 4, 2006.

(b)
The Company announced on March 6, 2006 that it has received an offer by U.S. Gold Corporation (“US Gold”) to acquire all of the Company’s outstanding common shares. Under the proposal, U.S. Gold Corporation would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company. The Company announced on January 18, 2007 that US Gold has decided not to pursue its proposed offer.

(c)
The Company announced on September 5, 2006 that it has granted incentive stock options for the purchase of up to 280,000 shares at a price of $3.92 per share exercisable on or before September 5, 2011, to directors, officers, employees and consultants of the Company.

(d)
The Company has renewed a 12 month Investor Relations Agreement with Investor Relations Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totalling $24,000 plus expenses.

(e)
The Company entered into a 3 month Investor Relations Agreement on August 30, 2006 with Agoracom Investor Relations Corp. (“Agoracom”), to provide online marketing services. In consideration for the services rendered, the Company has agreed to pay Agoracom fees totaling $9,000 and grant Agoracom the option to purchase 20,000 common shares at a price of $3.92 per share.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

These consolidated financial statements and the selected financial data have been prepared under Canadian GAAP.

For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet items:

(i)	Reconciliation of Total Assets and Liabilities

	2006	2005
	$	$
	restated	restated
	[note 2]	[notes 2 and 3]

Total assets per Canadian GAAP	11,385,912	10,737,683
Mineral properties [note 19(h)]	(9,057,135)	(8,472,255)
Investment securities	(8,810)	5,771
Total assets per U.S. GAAP	2,319,967	2,271,199

Total liabilities per Canadian GAAP	3,711,170	2,761,897
Future income tax liability	(2,573,422)	(2,599,608)
Total liabilities per U.S. GAAP	1,137,748	162,289

(ii)	Reconciliation of Deficit under U.S. GAAP

	2006	2005	2004
	$	$	$
	restated	restated	restated
	[note 2]	[notes 2 and 3]	[notes 2 and 3]

Deficit end of year per Canadian GAAP	(25,373,768)	(23,110,480)	(22,126,815)
Stock compensation expense	(60,000)	(60,000)	(60,000)
Deferred exploration expenditures, net	(9,057,135)	(8,472,255)	(7,574,347)
Future income taxes	2,573,422	2,599,608	2,494,762
Deficit end of year per U.S. GAAP	(31,917,481)	(29,043,127)	(27,266,400)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(b)	Reconciliation of Consolidated Statement of Income items:

Reconciliation of Net Loss under U.S. GAAP

	Year ended January 31, 2006	Year ended January 31, 2005	Year ended January 31, 2004
	$	$	$
	restated	restated	restated
	[note 2]	[note 2]	[note 2]

Net loss for the year per Canadian GAAP	(2,263,288)	(983,665)	(539,814)
Deferred exploration expenditures	(584,880)	(897,908)	(420,054)
Future income taxes	187,865	262,275	136,379
Foreign exchange gain	(214,051)	(157,429)	(350,161)
Writedown of deferred exploration expenditures	—	—	4,968
Net loss for the year per U.S. GAAP	(2,874,354)	(1,776,727)	(1,168,682)
Unrealized gain (loss) on investment securities	(14,581)	5,771	—
Net comprehensive loss for the year per U.S. GAAP	(2,888,935)	(1,770,956)	(1,168,682)

(c)	Loss Per Share U.S. GAAP

	Year ended January 31, 2006	Year ended January 31, 2005	Year ended January 31, 2004
	$	$	$
	restated
	[note 2]
Comprehensive loss per share basic and diluted	(0.60)	(0.38)	(0.32)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(d)	Comprehensive Income

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

Under US GAAP, a statement of changes in shareholders’ equity and comprehensive income in the following format would form a part of the annual consolidated financial statements:

Consolidated Statement of Changes in Shareholders’ Equity

	Share Capital
	Number of Shares	Amount $	Share Subscriptions $	Warrants $	Additional Paid In Capital $	Comprehensive Income (Loss) restated [note 2] $	Deficit restated [notes 2 and 3] $	Accumulated Other Comprehensive Income (Loss) $	Total Shareholders’ Equity restated [notes 2 and 3] $

Balance forward, January 31, 2003	3,470,994	27,379,052	—	—	60,000		(26,097,718)	—	1,341,334
Share subscriptions	—	—	791,720	—	—	—	—	—	791,720
Issuance of shares [see note 11(b)]	890,691	2,267,186	—	—	—	—	—	—	2,267,186
Components of comprehensive income: - net income (loss)	—	—	—	—	—	(1,168,682)	(1,168,682)	—	(1,168,682)
						(1,168,682)
Balance, January 31, 2004	4,361,685	29,646,238	791,720	—	60,000		(27,266,400)	—	3,231,558

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(d)	Comprehensive Income (continued)

Consolidated Statement of Changes in Shareholders’ Equity (continued)

	Share Capital
	Number of Shares	Amount $	Share Subscriptions $	Warrants $	Additional Paid In Capital $	Comprehensive Income (Loss) restated [note 2] $	Deficit restated [notes 2 and 3] $	Accumulated Other Comprehensive Income (Loss) $	Total Shareholders’ Equity restated [notes 2 and 3] $

Balance forward, January 31, 2004	4,361,685	29,646,238	791,720	—	60,000		(27,266,400)	—	3,231,558
Share subscriptions	—	—	(791,720)	—	—	—	—	—	(791,720)
Issuance of shares [see note 11(b)]	287,220	1,108,440	(11,945)	—	—	—	—	—	1,096,495
Stock-based compensation expense	—	—	—	—	343,533	—	—	—	343,533
Components of comprehensive income:
- net income (loss)	—	—	—	—	—	(1,776,727)	(1,776,727)	—	(1,776,727)
- change in unrealized gain (loss) of marketable securities	—	—	—	—	—	5,771	—	5,771	5,771
						(1,770,956)
Balance, January 31, 2005	4,648,905	30,754,678	(11,945)	—	403,533		(29,043,127)	5,771	2,108,910

Share subscriptions	—	—	71,945	—	—	—	—	—	71,945
Issuance of shares [see note 11(b)]	457,361	805,659	—	116,100	—	—	—	—	921,759
Stock-based compensation expense	—	—	—	—	1,056,100	—	—	—	1,056,100
Fair value of stock option exercises	—	—	—	—	(87,560)	—	—	—	(87,560)
Components of Comprehensive income:
- net income (loss)	—	—	—	—	—	(2,874,354)	(2,874,354)	—	(2,874,354)
- change in unrealized gain (loss) of marketable securities	—	—	—	—	—	(14,581)	—	(14,581)	(14,581)
						(2,888,935)
Balance, January 31, 2006	5,106,266	31,560,337	60,000	116,100	1,372,073		(31,917,481)	(8,810)	1,182,219

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(e)	Supplemental Financial Information

(i)	Reconciliation of Cash Flows under U.S. GAAP

Cash Flows from Operating Activities

	2006		2005		2004
	$		$		$

Cash provided by (used in) operating activities per Canadian GAAP		(677,443)		(556,184)		(1,021,895)
Deferred exploration expenditures		(584,880)		(897,908)		(420,054)
Cash provided by (used in) operating activities per U.S. GAAP		(1,262,323)		(1,454,092)		(1,441,949)

Cash Flows from Investing Activities

	2006		2005		2004
	$		$		$

Cash provided by (used in) investing
activities per Canadian GAAP		(392,771)		(914,246)		264,756
Deferred exploration expenditures		584,880		897,908		420,054
Cash provided by (used in) investing activities per U.S. GAAP		192,109		(16,338)		684,810

(f)	Restatement of financial statements

As described in notes 2 and 3, the consolidated financial statements have been restated. In conjunction with the restatement adjustments to the consolidated financial statements, described in notes 2 and 3, the following changes to the U.S. GAAP information in note 19 was required.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	2006
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$
Reconciliation of total liabilities:
Total liabilities per Canadian GAAP		2,233,748		1,477,422		—		3,711,170
Future income tax liability		—		(2,573,422)		—		(2,573,422)
Total liabilities per U.S. GAAP		2,233,748		(1,096,000)		—		1,137,748

Reconciliation of deficit under U.S. GAAP:
Deficit end of year per Canadian GAAP		(23,896,346)		(1,477,422)		—		(25,373,768)
Future income taxes		—		2,573,422		—		2,573,422
Deficit end of year per U.S. GAAP		(33,013,481)		1,096,000		—		(31,917,481)

Reconciliation of net loss under U.S. GAAP:
Net loss for the year per Canadian GAAP		(3,067,474)		804,186		—		(2,263,288)
Future income taxes		—		187,865		—		187,865
Foreign exchange gain		—		—		(214,051)		(214,051)
Net loss for the year per U.S. GAAP		(3,652,354)		992,051		(214,051)		(2,874,354)
Net comprehensive loss for the year per U.S. GAAP		(3,666,935)		992,051		(214,051)		(2,888,935)

Loss per share U.S. GAAP:
Loss per share - basic and diluted		(0.76)						(0.60)

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	2005
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$
Reconciliation of total liabilities:
Total liabilities per Canadian GAAP		450,289		2,311,608		—		2,761,897
Future income tax liability		—		(2,599,608)		—		(2,599,608)
Total liabilities per U.S. GAAP		450,289		(288,000)		—		162,289

Reconciliation of deficit under U.S. GAAP:
Deficit end of year per Canadian GAAP		(20,828,872)		(2,281,608)		—		(23,110,480)
Future income taxes		—		2,599,608		—		2,599,608
Deficit end of year per U.S. GAAP		(29,361,127)		318,000		—		(29,043,127)

Reconciliation of net loss under U.S. GAAP:
Net loss for the year per Canadian GAAP		(878,819)		(104,846)		—		(983,665)
Future income taxes		—		262,275		—		262,275
Foreign exchange gain		—		—		(157,429)		(157,429)

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	2004
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$
Reconciliation of deficit under U.S. GAAP:
Deficit end of year per Canadian GAAP		(19,950,053)		(2,176,762)		—		(22,126,815)
Future income taxes		—		2,494,762		—		2,494,762
Deficit end of year per U.S. GAAP		(27,584,400)		318,000		—		(27,266,400)

Reconciliation of net loss under U.S. GAAP:
Net loss for the year per Canadian GAAP		(753,596)		213,782		—		(539,814)
Future income taxes		—		136,379		—		136,379
Foreign exchange gain		—		—		(350,161)		(350,161)

(g)	Additional Disclosure Required by U.S. GAAP

(i)	Operations in a Foreign Country

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

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(h)	Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

(i)
Included in advances receivable are related party transactions of, $28,003 [2005 - $28,003; 2004 - $28,003] due from a joint venture with common management and common directors; $7,850 [2005 - $Nil; 2004 - $Nil] from a company controlled by a Director; $1,430 [2005 - $Nil; 2004 - $Nil] from a director of the Company and $13,124 (2006: $89,992 less an allowance for bad debt of $76,868; 2005: $122,048 less an allowance for bad debt of $90,621; 2004: $90,621) with two companies with common management and common directors.

(ii)	Consulting fees of $30,000 [2005 - $30,000; 2004 - $22,500] were paid to a company owned by a director.

(iii)	Management fees of $105,000 [2005 - $75,000; 2004 - $90,000] were paid to a company owned by a director.

(iv)	Directors’ fees of $12,000 [2005 - $14,000; 2004 - $24,000] were paid to directors of the Company.

(v)	An allowance in the amount of $209,840 [2005 - $209,840] has been accrued in respect of advances made to a company with common management.

(vi)	The loan receivable of $83,000 [2005 - $50,000] is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

(vii)	Included in accounts payable are $525,000 [2005 - $Nil] of amounts due to a Director of the Company, as a bonus.

(viii)	Investment securities and marketable securities would be noted as a related party on the balance sheet.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(i)	Deferred Exploration Expenditures

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under U.S. GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred [see note 8[a] to 8[d]].

(j)	Investment Securities

U.S. GAAP requires investments held-for-sale to be recorded at fair value. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under U.S. GAAP, the gain (loss) from held-for-sale investments is not recognized into operations (loss for the period) until the securities are sold and the gain (loss) is realized. Canadian GAAP requires such temporary investments to be recorded at the lower of cost and fair value; long-term investments in marketable securities are written down when impairment is considered other than temporary, in which case the written-down value becomes the new cost base. In the Company’s case for the year ended January 31, 2006, a write-down was required for U.S. GAAP (to record to fair value) but the decrease in value was not considered to be other than temporary, and therefore, not written down under Canadian GAAP.

(k)	Stock Based Compensation

Canadian GAAP and U.S. GAAP both have the same policy of recording a compensation expense for the estimated fair value of stock options granted. However, U.S. GAAP adopted the policy of fair value accounting of stock options a year earlier than Canadian GAAP, and at that time, the Company did not record a stock compensation charge of $60,000 under Canadian GAAP. Therefore, the $60,000 is an adjustment to retained earnings when reconciling from Canadian GAAP to U.S. GAAP.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: June 29, 2007	By:	/s/ Louis Wolfin
Louis Wolfin
Chief Executive Officer

Exhibit Index
Exhibit Number	Name
1.1                                           Memorandum of Coral Gold Resources Ltd.*
1.2.                                          Articles of Coral Gold Resources Ltd.*
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