Form 20-F
period 2007-01-31
CORAL GOLD RESOURCES, LTD.
filed 2007-07-31
CIK 813639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2007

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

The number of outstanding Common Shares as of January 31, 2007, was 6,832,360.

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

This Annual Report uses the term "inferred resources".  We advise United States investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.           Selected Financial Data

The selected historical financial information presented in the table below for each year ended January 31, 2007, 2006, 2005, 2004 and 2003, is derived from the audited consolidated financial statements of the Company.  The audited consolidated financial statements and notes for each year in the three year period ended January 31, 2007, 2006 and 2005 are included in this Annual Report.  The selected historical financial information for each year ended January 31, 2004 and 2003, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report.  The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, referred to as “Canadian GAAP”.  The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP.  Note 16 of the consolidated financial statements, included with this Annual Report contains a reconciliation between Canadian and United States generally accepted accounting principles, referred to as "U.S. GAAP", which differ in respect to the recording of the writedown of deferred exploration expenditures, mineral property acquisition costs, changes in gains or losses of marketable securities, proceeds of interests deposed of, deferred exploration expenditures, recognition of compensation expense upon the issuance of stock options, accounting provisions for income taxes and recognition of comprehensive loss.

In this Annual Report, all dollars are expressed in Canadian dollars unless otherwise stated.

Canadian GAAP	Year ended January 31,
Operations	2007	2006	2005	2004	2003
Revenue	$-	$-	$-	$-	$-
Expense
General and Administrative	1,983,965	2,301,983	866,085	640,502	538,893
Net Loss	(2,528,614)	(2,263,288)	(983,665)	(539,814)	(3,464,543)
Net Loss Per Share	(0.38)	(0.47)	(0.21)	(0.15)	(1.23)

Weighted Average Number of Shares Issued	6,619,070	4,789,881	4,629,892	3,686,398	2,805,433

	As at January 31,
Balance Sheet	2007	2006	2005	2004	2003
Working Capital	2,212,386	36,519	1,400,605	2,601,586	(14,178)
Total Assets	14,892,422	11,385,912	10,737,683	10,896,355	8,888,094
Liabilities	3,991,576	3,711,170	2,761,897	2,655,857	3,096,043
Shareholders’ Equity	10,900,846	7,674,742	7,975,786	8,240,498	5,792,051

U.S. GAAP	Year Ended January 31,
Operations	2007	2006	2005	2004	2003
Revenue	$-	$-	$-	$-	$-
Loss for year under Canadian GAAP	(2,528,614)	(2,263,288)	(983,665)	(539,814)	(3,464,543)
Adjustments:
Deferred exploration expenditures	(1,646,060)	(584,880)	(897,908)	(420,054)	(1,351,302)
Future income taxes	479,270	187,865	262,275	136,379	2,708,544
Foreign exchange gain	89,877	(214,051)	(157,429)	(350,161)	-
Stock based compensation	-	-	-	-	(60,000)
Writedown of deferred exploration expenditures	-	-	-	4,968	10,389
Writedown of mineral property acquisition costs	-	-	-	-	-
Change in unrealized (gain) loss of marketable securities	-	-	-	-	22,686
Proceeds of interest deposed of	-	-	-	-	56,681
Net loss for the year under U.S. GAAP	(3,605,527)	(2,874,354)	(1,776,727)	(1,168,682)	(2,075,545)
Unrealized gain (loss) on investment securities	76,693	(14,581)	5,771	-	-
Comprehensive loss for the year per U.S. GAAP	(3,528,834)	(2,888,935)	(1,770,956)	(1,168,682)	(2,075,545)
Comprehensive loss per share under U.S. GAAP	(0.54)	(0.60)	(0.38)	(0.32)	(0.74)

	As at January 31,
Balance Sheet	2007	2006	2005	2004	2003
Total assets under Canadian GAAP	14,892,442	11,385,912	10,737,683	10,896,355	8,888,094
Adjustments	(10,635,312)	(9,065,945)	(8,466,484)	(6,682,435)	(6,311,896)
Total assets under US GAAP	4,257,110	2,319,967	2,271,199	4,213,920	2,576,198

Total equity under Canadian GAAP	10,900,846	7,674,742	7,975,786	8,240,498	5,792,051
Adjustments	(7,492,743)	(6,492,523)	(5,866,876)	(5,008,940)	(4,450,717)
Total equity under US GAAP	3,408,103	1,182,219	2,108,910	3,231,558	1,341,334

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2003	1.5655	1.5286	1.6112	1.5108
2004	1.3803	1.3265	1.5315	1.2690
2005	1.2961	1.2396	1.3970	1.1775
2006	1.2061	1.1436	1.2703	1.1436
2007	1.1357	1.1792	1.1824	1.0989

The following table sets forth the high and low exchange rate for the past six months.  As of July 25, 2007, the exchange rate was CDN$1.0423 for each US$1.

Month	High	Low
January 2007	1.1824	1.1647
February 2007	1.1852	1.1586
March 2007	1.181	1.153
April 2007	1.1583	1.068
May 2007	1.1136	1.0707
June 2007	1.0727	1.0579

B.	Capitalization and Indebtedness

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

Limited Ability to Raise Capital Without Incurring a Change of Control.  The Company entered into a subscription agreement with Robert McEwen on March 2, 2006, which provides, among other things, that, for a period of two years following the closing of the acquisition of the common shares, if at any time subsequent to the closing of the acquisition of such common shares, Mr. McEwen owns not less than 10% of the issued and outstanding common shares of the Company (assuming the exercise of any warrants held by Mr. McEwen), then Mr. McEwen shall have a right of first refusal to participate in any future financings of the Company.  This right of first refusal may adversely affect the Company’s ability to raise capital and/or could cause a change in control of the Company.

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

Uncertainty of continuing as a going concern.  The continuation of the Company and the recoverability of mineral property costs depends upon its ability to discover economically recoverable mineral reserves, attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities.  The Company's consolidated financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

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

Volatility of share price.  In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.  During the 2007 fiscal year, the Company's common share price fluctuated on the TSX-V between a low of $2.70 and a high of $6.99.  Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the fiscal year ended January 31, 2007, we had a net loss of $2,528,614 and an accumulated deficit on January 31, 2006 of $27,902,382.  As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

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

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar.  The Company's offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange loss of $115,024 in fiscal 2007.  The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk.  Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

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

We are a natural resource company primarily engaged in the exploration and development of natural resource properties.  Our principal business activities have been the exploration of certain mineral properties located in the States of Nevada and California in the United States.  Since fiscal 2004, we have made aggregate principal capital expenditures of $2,936,348 on our properties known as the Robertson Mining Claims located in the State of Nevada.  The Robertson Mining Claims comprise three separate claim groups known as: (i) the Robertson Property; (ii) the Carve Out Claims, and (iii) the Norma Sass and Ruf Claims.  Of the aggregate capital expenditures of $2,936,348, $2,894,520 was spent on the Robertson Property and $41,829 was spent on the Norma Sass and Ruf Claims.

On March 5, 2006, the Company received a notice of intention by U.S. Gold Corporation, referred to as "U.S. Gold", to acquire all of the Company’s outstanding common shares, referred to as the "Offer".  The notice of intention was received from Robert McEwen, Chairman and Chief Executive Officer of U.S. Gold.  Under the proposal, U.S. Gold would offer 0.63 shares of U.S. Gold common stock for each outstanding common share of the Company.  A special committee of the board of directors of the Company was established to deal with U.S. Gold’s unsolicited offer. However, on January 18, 2007 the Company announced that U.S. Gold had decided not to pursue the Offer in view of SEC requirements that needed to be satisfied by the Company prior to commencement of a formal tender offer by U.S. Gold.

In the 2006 fiscal year, the Company completed the purchase of 1,391,860 shares of Marcus Corporation, which we refer to as "Marcus", representing 98.49% of the total issued shares of Marcus.  Marcus is a non-reporting Nevada corporation, which owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property.  By acquiring Marcus, the Company now controls Marcus and owns an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million.

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

Please refer to note 6 of the financial statements (Item 17) for information regarding the Company's principal capital expenditures on its mineral properties.

At the Annnual General Meeting of the Company on July 17, 2007, the shareholders of the Company passed an ordinary resolution amending the Company's share structure by subdividing the Company's issued share capital of 8,267,360 common shares without par value into 24,802,080 common shares without par value, every one common share being subdivided into three common shares, referred to as the "Subdivision".  For the purpose of this Annual Report, all amounts with respect to the Company's common shares and options do not take into account the Subdivision as it has yet to be implemented.

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

Effective December 30, 1999, pursuant to the terms of the Option Agreement, Cortez elected to terminate the Option Agreement.  This required the Company to post its own security for the reclamation bond for the Robertson Property and obtain a full release of Placer’s guarantee of the original reclamation bond.  In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Property to reduce its reclamation bond that Placer had guaranteed for the Company.  The Company was able to obtain a release of Placer's guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond.  The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash.  In fiscal year ended 2006, with more reclamation work having been completed and accounted for, the reclamation bond was further reduced to US$228,205.  In fiscal year ended 2007, with further drilling activities being proposed and performed, the required reclamation bond was increased to US$282,268.  The cost to the Company to conduct the reclamation and other associated costs was approximately US$25,887 (year ended January 31, 2007) (US$263,017 since 2003).

The Company received a preliminary assessment report entitled “Update of the Geological Report on the Robertson Property” dated April 25, 2006 on the gold resources at its Robertson Property situated on the Battle Mountain – Eureka Trend (Cortez Trend) in Lander County, Nevada.  The Report was prepared by Robert T. McCusker, Consulting Geologist, a “qualified person” in accordance with the requirements of National Instrument 43-101 implemented by the Canadian Securities Administration, referred to as "NI 43-101".

During fiscal 2007, the Company completed a major drilling program at its 100-percent-owned Robertson Property located on the Cortez gold trend in eastern Lander County, Nevada, USA. Drilling was completed in two phases.

Phase I consisted of 14 reverse circulation (RC) drill holes, CR06-2 through CR06-15, totaling 11,355 ft which were completed in the immediate vicinity of the existing 39A Zone indicated mineral resource.

Phase II consisted of 32 RC holes, CR06-16 through CR06-48A, totaling 24,260 ft which were completed in:

1.	the Distal Zone,
2.	on the northeast flank of Altenburg Hill;
3.	in the gravel-covered area between the Altenburg Hill and the Porphyry Zone measured and indicated mineral resource, and;
4.	along a northeast-striking structural zone in the Porphyry Zone.

The purpose of Phase I drilling was to define the "economic margins" of the 39A mineralized zone and test the continuity of higher grade intercepts between widely-spaced drill holes. In addition, the Company undertook a comprehensive metallurgical evaluation of the amenability of the higher grade mineralization in the 39A Zone to direct cyanidation. This work also tested the suitability of gravity + flotation to produce an economic concentrate that could be potentially processed off site.

Phase II drilling focused on:

1.	expanding and upgrading the Distal Zone and Altenburg Hill inferred mineral resources;
2.	testing the northern extent of the 39A Zone;
3.	testing the area between Altenburg Hill and the Porphyry Zone for possible extensions to mineralization;
4.	testing the projected strike of a northeast-striking structural zone within the Porphyry Zone.

As part of Phase II, the Company is conducting metallurgical testing of high grade material from the Distal Zone and low-grade material from Altenburg Hill and the 39A Zone. Results from these studies will help determine the amenability of higher-grade material from the Distal Zone to direct cyanidation and the potential for heap leaching low-grade oxide and sulfide material from Altenburg Hill and 39A Zone, respectively.

The 2006 drill program on the Robertson Property successfully extended key gold zones.  The Company is now considering options for exploring the Robertson Property in calendar 2007.

The detailed Report on the 2006 Drilling Program, which includes associated maps, complete assay tables, metallurgical results and other information, is available for viewing in PDF format on the home page of the Company's website at www.coralgold.com.  Drilling operations during Phase 1 and Phase 2 drilling were directly supervised by R. T. McCusker, a Qualified Person pursuant to NI 43-101.

In February 2007, the Company received a permit from the US Bureau of Land Management to drill four deep holes (3 – 5,000 feet) on the Robertson Property and drilling commenced in July 2007.

In calendar 2006, Coral Gold’s field staff carried out programs of detailed structural geological mapping, geochemical soil sampling, gravity geophysics and airborne magnetometric interpretation to define areas for the deep drilling program.

Coral Gold has started incorporating the results of the 46 holes drilled in calendar 2006 into the existing computer block model.  Meanwhile application will be made for permits for drilling to further expand the Distal, 39A and Porphyry/Altenburg Hill Zones.  A series of core holes are also planned for metallurgical test work to add to existing information at Distal, 39A, Gold Pan and Porphyry/Altenburg Hill.

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

On December 4, 2002, the Company granted an option to acquire 33-1/3% of the Company’s interest in the Norma Sass and Ruf Claims to Goldfranchise Corporation, referred to as “Goldfranchise”.  In order to earn the interest, Goldfranchise was required to:

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

Agnico-Eagle mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006.  Drilling commenced on the Lander Ranch target area and Agnico-Eagle drilled 15,000 ft. in 12 to 15 holes on the Norma Sass and related properties.  In February 2007, Agnico-Eagle Mines Ltd. has notified the Company that it would not be continuing its option on Company's Norma Sass, Lander Ranch and Blue Nugget properties because of other corporate priorities.  The Company has been pleased with the work done by Agnico-Eagle during the past two years.  They successfully showed depths to the lower plate sequence across the Norma Sass ground and extended the area of gold mineralization at Lander Ranch.  The Company will be reviewing results of Agnico-Eagle’s exploration programs in order to plan further work.

Reclamation Activities

The Company spent approximately $16,175 on reclamation and maintenance in fiscal year 2007 on the Robertson Property.  The Company is reclaiming past mining and exploration related disturbances to public lands as required by the Bureau of Land Management and the Nevada Department of Environmental Protection, referred to as the "Bureau".

During the year ended January 31, 2007, additional planned exploration activities were approved by the Bureau.  Therefore, the Bureau increased the amount of the required deposit to US$282,268.

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

(i)           Robertson Property

The Robertson Property is the subject of two technical reports dated January 15, 2004 and April 25, 2006 prepared by Robert T. McCusker, P.Geol. in accordance with NI 43-101, which we refer to as the "McCusker Reports".  The following historical information concerning the Robertson Property is extracted from the McCusker Reports.  The reader is referred to the entire text of the McCusker Reports, copies of which are available under the Company’s filings on EDGAR at www.sec.gov and on SEDAR at www.sedar.com.

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

In February 2007, Agnico-Eagle Mines Ltd. has notified the Company that it would not be continuing its option on Company's Norma Sass, Lander Ranch and Blue Nugget properties because of other corporate priorities.  The Company has been pleased with the work done by Agnico-Eagle during the past two years.  They successfully showed depths to the lower plate sequence across the Norma Sass ground and extended the area of gold mineralization at Lander Ranch.  The Company will be reviewing results of Agnico-Eagle’s exploration programs in order to plan further work.
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

Item 4A.  Unresolved Staff Comments

Not Applicable.

Item 5.  Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company is for the years ended January 31, 2007, 2006 and 2005, and should be read in conjunction with the consolidated financial statements and the related notes included herein at item 17.  Please see item 3 for a reconciliation of Canadian and U.S. GAAP.

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

Selected Annual Information

The following financial data is derived from the Company’s consolidated financial statements for the three most recently completed financial years:

	January 31, 2007		January 31, 2006		January 31, 2005
	$		$		$
Loss for the period		(2,528,614)		(2,263,288)		(983,665)
Loss per share		(0.38)		(0.47)		(0.21)
Total assets		14,892,422		11,385,912		10,737,683
Total liabilities		3,991,576		3,711,170		2,761,897

During the 2007 fiscal year, the Company incurred a loss of $2,528,614 (2006: a loss of $2,263,288) and a net loss per share of $0.38 (2006: a net loss per share of $0.47).   The 2007 loss includes a future income tax expense of $479,270 compared to $187,865 in 2006.  The 2007 loss also includes interest income of $144,422, an increase of $123,968 from 2006, a foreign exchange loss of $115,024, an increase of $308,674 from 2006, and a $66,120 write-down of advances receivable compared to a recovery of $12,467 in 2006.  The increase in interest income was due to the higher cash balance the Company held throughout most of fiscal 2007.

Total assets have risen from the 2006 fiscal year to the 2007 fiscal year due to the private placement of $4,500,000 and an increase in mineral property expenditures in the 2007 fiscal year.  Mineral property expenditures increased by $1,075,248 over 2006.  Actual net cash raised through the issuance of shares was $5,066,309 during the 2007 fiscal year compared to $189,194 in fiscal 2006, a, increase of $4,877,115.  In fiscal 2007 there were proceeds from stock options and warrants being exercised in addition to the private placement compared to only proceeds from stock options and warrants being exercised in fiscal 2006.

The Company remains free of long term interest bearing debt and the total liabilities include current liabilities of $470,411 in fiscal 2007 which is $288,355 lower than fiscal 2006.  This decrease is largely due to the majority of a $525,000 bonus payable to a director of the Company being settled during the fiscal 2007 year.  Long term liabilities increased from $2,952,404 in fiscal 2006 to $3,521,165 in fiscal 2007, a difference of $568,761.  In fiscal 2007 and 2006, the long term liability amounts were mostly due to a future income tax liability.  The Company has also recorded in fiscal 2006 an asset retirement obligation of $16,000 regarding reclamation of mineral properties and a non-controlling interest amount of $10,320 which contributes to the total liabilities.  These amounts have changed very little in the fiscal 2007 year.

The Company continues to have a reclamation bond as an asset with the State of Nevada however it has been increased from $260,976 in fiscal 2006 to $332,229 in fiscal 2007.  The increase was in response to additional planned exploration activities.  Management will continue to assess their asset retirement obligations and the associated liability will be adjusted in the period accordingly.

Twelve months ended January 31, 2007 compared with the twelve months ended January 31, 2006.

General and administrative expenses

General and administrative expenses totaled $1,983,965 for the year ended January 31, 2007 compared with $2,301,983 for the year ended January 31, 2006, a decrease of $318,018. Items that contributed to the decrease in general and administrative expenses were decreases of $538,403 in salaries and benefits and $307,691 in stock-based compensation. The reason for the decrease in salaries and benefits is that no bonuses were recorded in fiscal 2007 compared to $525,000 recorded in fiscal 2006.  Offsetting the decrease in costs were increases of $92,072 in consulting fees, $50,000 in directors’ fees, $49,837 in investor relations and shareholder information, $273,703 in legal and accounting, $15,255 in listing and filing fees, $27,215 in management fees, $14,722 in office and miscellaneous expenses and $4,738 in transfer agent fees.  Consulting fees, directors’ fees and legal fees were significantly higher as a result of the US Gold offer.  Consulting fees included financial advisory services and directors’ fees were a result of the extra time and effort required of the special committee members in addressing the offer.  Legal fees largely increased due to the title review of the company’s mineral properties.  Investor relations and shareholder information costs were higher due to increased efforts to promote the company and items associated with the U.S. Gold offer. Management fees were higher due to the hiring of a Chief Financial Officer in the fiscal 2007 year. Higher listing and filing fees were a direct result of the fees paid to the TSX-V to get approval for the private placement that was closed and an increase in the annual sustaining fees.

Loss for the period

Loss for the year ended January 31, 2007 was $2,528,614 compared with a loss of $2,263,288 for the year ended January 31, 2006, an increase of $265,326. The reason for the increase in the loss for the fiscal 2007 year is the future income tax expense, foreign exchange loss and write-down of advances receivable noted above.  The write-down was primarily a result of an allowance being made against cost recoveries associated with the U.S. Gold offer that were expected but not received. Reducing the overall loss was the decrease in general and administrative expenses described above and an increase in interest income of $123,968 for the fiscal 2007 year.

Fiscal year ended January 31, 2006 compared to fiscal year ended January 31, 2005.

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

B.           Liquidity and Capital Resources

During the year ended January 31, 2007 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property by $1,660,128.  At this time the Company has no operating revenues but did earn interest income of $144,422 in 2007 compared to $20,454 in 2006.

At January 31, 2007, the Company had working capital of $2,212,386 and cash and cash equivalents of $2,545,711.  During the fiscal 2007 year, the Company raised gross proceeds of $4,500,000 through a private placement of 1,500,000 shares at a price of $3.00 per share. The Company also raised proceeds of $527,888 from the exercising of 191,194 warrants and $66,430 from the exercising of 36,900 stock options.  Subsequent to the fiscal 2007 year end the Company has closed a private non-brokered private placement of up to 1,410,000 units at a price of $3.00 per unit.  The Company is continuing its exploration program and the estimated cost for the following year is $3 million.  The Company has sufficient cash on hand at this time to finance the limited exploration work on its mineral properties and maintain administrative operations through January 31, 2008.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

C.           Research and development, patents and licenses, etc.

Not Applicable.

D.           Trend information

No known trend.

E.           Off-balance sheet arrangements

None.

F.	Tabular disclosure of contractual obligations

As at January 31, 2007, the Company had the following contractual obligations:

	Total	< 1 year	1-3 years	3-5 years	More than 5 years
Investor relations contract	$16,000	$16,000	-	-	-
Site restoration liability	15,614	-	15,614	-	-
Total	31,614	16,000	15,614	-	-

G.	Safe Harbor

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

Item 6.  Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company’s directors and officers as of July 17, 2007.  The directors were re-elected by the Company’s shareholders on July 17, 2007 and are elected for a term of one year which term expires at the election of the directors at the next annual meeting of shareholders.

Name	Position Held	Principal Occupation	Director/Officer Since
Louis Wolfin	Chief Executive Officer and Director
Mining Executive; Chief Executive Officer and Director of Bralorne Gold Mines Ltd., President and Director of Berkley Resources Inc., Director of Avino Silver & Gold Mines Ltd., Chief Executive Officer and Director of Levon Resources Ltd. and Director of Cresval Capital Corp.

September 1997
Lloyd Andrews	Chairman and Director	Chairman and Director of Berkley Resources Inc.; Bralorne Gold Mines Ltd.; Avino Silver & Gold Mines Ltd. and the Company.	September 1997
Chris Sampson	Vice President Exploration and Director	Director and Vice President Exploration of the Company; Professional Engineer, Director of Sego Resources Ltd.	February 1996
David Wolfin(1)	Director and President
Director of the Company; Vice President Finance and Director of Bralorne Gold Mines Ltd. and Berkley Resources Inc.; President of Gray Rock Resources Ltd.; President and Director of Avino Silver & Gold Mines Ltd.; and Director of Mill Bay Ventures Inc. and Cresval Capital Corp.; Director and VP Finance of Levon Resources Ltd.
September 1997

Name	Position Held	Principal Occupation	Director/Officer Since
Gary Robertson	Director	Certified Financial Planner, Director of the Company and Director of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	August 2005
C. Victor Chevillon	Director	Consulting Geologist	July 2007
Connie Lillico	Secretary
Secretary of the Company and Officer of Avino Silver & Gold Mines Ltd., Berkley Resources Inc., Bralorne Gold Mines Ltd., Gray Rock Resources Ltd. and Levon Resources Ltd., Ventures Inc., former Officer Administrator and Paralegal.
July 2004
Lindsay Gorrill	Chief Financial Officer
Chief Financial Officer of the Company, President and Chief Operating Officer of Berkley Resources Inc., former President and Chief Executive Officer of WGI Heavy Minerals Incorporated, former Manager of KPMG
March 2006
___________________________
(1)       Mr. David Wolfin is the son of Mr. Louis Wolfin.

On May 18, 2006 Mr. Robert McEwen resigned as director and Executive Chairman of the Company.  On March 15, 2006 the Company announced that Mr. Lindsay Gorrill was appointed Chief Financial Officer.  Following the Company's annual meeting on July 17, 2007, Mr. Louis Wolfin was appointed Chief Executive Officer of the Company and Mr. David Wolfin was appointed President of the Company.

B.           Compensation

The directors of the Company have not been compensated by the Company in their capacities as directors during the most recently completed financial year other than an aggregate of $12,000 paid to Lloyd Andrews for director’s fees.  In addition, the Company paid an aggregate of $31,250 to Frobisher Securities Ltd., a private British Columbia Corporation controlled by Louis Wolfin and director of the Company for management advisory services.  The Company paid an aggregate of $65,000 to Wear Wolfin Designs Ltd., a private British Columbia corporation controlled by the spouse of Matt Wayrynen, Vice-President, former President and a director of the Company, for management advisory services.  The Company paid an aggregate of $30,000 to Intermark Capital Corp, a private British Columbia Corporation controlled by David Wolfin, a director of the Company, for management advisory services.  The Company paid an aggregate of $20,000 to Gary Robertson for acting as Chairman of the special committee formed pursuant to the U.S. Gold offer, referred to as the Special Committee.  The Company paid Florian Riedl-Riedenstein an aggregate of $15,000 for his services as a member of the Special Committee.  Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 73,400 shares of the Company at a price of $1.70 per share exercisable on or before December 1, 2009, 29,400 of which have been exercised and an aggregate of 75,000 shares of the Company at a price of $3.55 per share exercisable on or before December 12, 2010, none of which have been exercised and an aggregate of 55,000 shares of the Company at a price of $3.92 per share exercisable on or before September 5, 2011, none of which has been exercised.

    No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during each of the last three financial years of the Company to its Chief Executive Officer, Chief Financial Officer and to the other executive officers of the Company who received a combined salary and bonus in excess of $150,000, referred to as the "Named Executive Officers" during the financial year ended January 31, 2007.

Summary Compensation Table
	Annual Compensation				Long-Term Compensation Awards
Name/Principal Position	Year	Salary(1) $	Bonus for the Year $	Other Annual Compensation $	Securities Under Options/SARs Granted (#)(2)	Restricted Shares/Units Awarded $	All Other Compensation $
Matt Wayrynen, Vice President and former President	2007 2006 2005	47,500 60,000 60,000	- - -	17,500 45,000 15,000	97,000 77,000 75,000	- - -	1,479 1,389 1,082
Louis Wolfin President	2007 2006 2005	31,250 - -	- 525,000(3) -	- 2,000 -	175,000 100,000 50,000	- - -	1,320 1,831 1,392
Lindsay Gorrill Chief Financial Officer	2007 2006 2005	35,965 N/A N/A	- N/A N/A	- N/A N/A	20,000 N/A N/A	- N/A N/A	- N/A N/A
_________________________
(1)       No employee earned in excess of $100,000.
(2)       Represents total common shares under options as of the end of the fiscal year.
(3)       Represents a bonus payment for past services and contributions to the Company.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company does not have an employment contract with the Named Executive Officers, and there are no contractual provisions for termination of employment or change in responsibilities.

C.           Board Practices

Currently, the Company has six directors.  The size and experience of the board is important for providing the Company with effective governance in the mining industry.  The board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The chairman of the board is not a member of management.  The board has functioned, and is of the view that it can continue to function, independently of management as required.  At the Annual General Meeting, held on July 17, 2007, the shareholders elected Lloyd Andrews, Gary Robertson, Chris Sampson, David Wolfin and Louis Wolfin as directors.  Mr C. Victor Chevillon was appointed to the board of directors on July 17, 2007.

The board has considered the relationship of each director to the Company and considers two of the five directors to be “independent” (Messrs. Andrews and Robertson) for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices..

Two of the directors who are considered related (Messrs. David Wolfin, Louis Wolfin) are related by family.  Chris Sampson is also the Vice-President of Exploration of the Company.

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

The corporate governance committee currently consists of three directors (Messrs. Lloyd Andrews, Gary Robertson and Chevillon).  All are independent directors.

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

Compensation Committee

The compensation committee recommends to the board the compensation of the Company's directors and the Chief Executive Officer which the Compensation Committee feels is suitable.  Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

The committee consists of two unrelated directors (Messrs. Robertson and Andrews) and one related director (Mr. David Wolfin).  It is intended that the compensation committee will eventually be comprised solely of unrelated directors.

D.           Employees

The Company has one full-time employee located in Nevada, United States.

E.           Share Ownership

Please refer to "Item 4 – History and Development of the Company" for information regarding the Subdivision relating to the Company's common shares.  Unless otherwise stated, the information contained herein does not reflect the Subdivision.

The Company currently maintains a formal stock option plan, referred to as the "Plan", under which stock options have been granted and may be granted to purchase up to 929,000 common shares.  As at July 1, 2007, stock options to purchase a total of up to 897,900 shares have been granted under the Plan, leaving options for 31,100 shares available. During the most recent fiscal year, stock options have been granted Named Executive Officers as follows:

Name of Executive Officer	Securities Under Option Granted	% of Total Options Granted to Employees in Financial Year	Executive or base Price ($/Security)	Market Value of Securities underlying Options on Date of Grant ($/Security)	Expiration Date
Louis Wolfin	75,000	26.79%	$3.92	$3.92	September 5, 2011
Lindsay Gorrill	20,000	7.14%	$3.92	$3.92	September 5, 2011
Matt Wayrynen	20,000	7.14%	$3.92	$3.92	September 5, 2011

Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 73,400 shares of the Company at a price of $1.70 per share exercisable on or before December 1, 2009, 29,400 of which have been exercised and an aggregate of 75,000 shares of the Company at a price of $3.55 per share exercisable on or before December 12, 2010, none of which have been exercised and an aggregate of 55,000 shares of the Company at a price of $3.92 per share exercisable on or before September 5, 2011, none of which has been exercised.

On July 17, 2007 the shareholders of the Company voted to increase the number of common shares reserved for stock option grants from 929,000 common share to 1,368,000 pre-Subdivision common shares (i.e. 4,104,000 post-Subdivision shares).  The Subdivision has not yet been implemented.

The following table sets out the share ownership of the directors and officers of the Company as of July 11, 2007.

Name of Beneficial Owner	Number of Shares	Percent
Matt Wayrynen	0	*
Louis Wolfin	483,132	5.01%
Chris Sampson	22,100	*
Lloyd Andrews	10,000	*
Gary Robertson	59,850	*
David Wolfin	202,700	1.29%
Connie Lillico	4,500	*
Lindsay Gorrill	6,000	*
____________
*Less than one percent

Item 7.  Major Shareholders and Related Party Transactions

A.           Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government or by any other natural or legal person(s) severally or jointly.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at July 9, 2007 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, bases solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class
Common Shares	Robert McEwen	1,250,000	15.12%
Common Shares and Warrants	Stone's Throw Capital Corp.	1,500,000[1]	16.63%
Common Shares	All the Officers and Directors of the Company	558,051	6.75%
_________________
1      Consists of 750,000 common shares and 750,000 share purchase warrants.

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

As of July 6, 2007, there were 305 record holders in the United States holding 85.43% of the Company’s outstanding common stock representing approximately 14.74% of the total shareholders.  The Company’s Common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common stock.

B.           Related Party Transactions

Related party transactions for the 2007 fiscal year are as follows:

(a)
Advances receivable represent amounts due from related parties. These amounts due from related parties include $28,003 2006 - $28,003 due from a joint venture with common management and common directors; $Nil 2006 - $7,850 from a company controlled by a Director; $1,471 2006 - $1,430 from a Director of the Company; $4,751 2006 - $Nil due to a company with common management in regards to the cost sharing agreement for overhead expenses; and $16,217 2007: $62,253 less an allowance for bad debt of $46,036; 2006: $89,992 less an allowance for bad debt of $76,868 with two companies with common management and common directors.

(b)
Advances payable include $17,000 2006 - $31,620 due to Directors in regards to past directors’ fees; $Nil 2006 - $26,922 due to a company with common management in regards to the cost sharing agreement for overhead expenses; $972 2006 - $Nil to an officer of the Company in regards to expense reimbursements; and $Nil 2006 - $3,414 to a company controlled by a Director in regards to expense reimbursements.

(c)	Consulting fees of $30,000 2006 - $30,000; 2005 - $30,000 were paid to a company owned by a Director.

(d)	Management fees of $65,000 2006 - $105,000; 2005 - $75,000 were paid to a company owned by a Director and $35,965 2006 - $Nil; 2005 - $Nil was paid to an officer of the Company.

(e)	Geological consulting fees of $42,400 2006 - $19,200; 2005 - $17,100 were repaid to a private company owned by a Director.

(f)	Directors’ fees of $62,000 2006 - $12,000; 2005 - $14,000 were paid to Directors of the Company.

(g)	An allowance in the amount of $209,840 2006 - $209,840; 2005 - $209,840 has been accrued in respect of advances made to a Company with common management.

(h)
The loan receivable of $83,000 outstanding at January 31, 2006, which was due from a subsidiary of a related company with common management that provides drilling services, was collected during the current year.

(i)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $225,000 2006 - $525,000.

(j)
The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.  A total of $116,135 [2006 - $166,203; 2005 - $135,140] was charged to operations in relation to the cost sharing agreement.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

These transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

C.           Interest of Experts and Counsel.

Not Applicable.

Item 8.   Financial Information

A.           Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors Report.
•	Consolidated Balance Sheet for years ended January 31, 2007 and 2006.
•	Consolidated Statement of Operations and Deficit for the years ended January 31, 2007, 2006 and 2005.
•	Consolidated Statement of Cash flows for the years January 31, 2007, 2006 and 2005.
•	Consolidated Statement of Mineral Properties for the years January 31, 2007, 2006 and 2005.
•	Notes to Consolidated Financial Statements for the years January 31, 2007, 2006 and 2005.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.           Significant Changes

Subsequent to the date of the financial statements provided below at item 17the Company closed a non-brokered private placement of 1,410,000 units at a price of $3.00 per unit, each unit consisting of one common share and one transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at an exercise price of $3.50 for one year.

Please refer to "Item 4 – History and Development of the Company" for information on the Subdivision relating to the Company's common shares which occurred subsequent to the end of the 2007 fiscal year.

Item 9.  The Offering and Listing

A.           Price History of Stock

The high and low prices expressed in Canadian dollars on the TSX-V for the Company’s common stock and the high and low prices expressed in United States dollars quoted on the OTCBB for the last six months, subsequent period, and for each quarter for the last two fiscal years.

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Six Months	High	Low	High	Low
June 2007	3.30	2.66	2.85	2.47
May 2007	3.20	2.79	2.91	2.62
April 2007	3.39	2.90	2.96	2.31
March 2007	3.52	2.80	2.99	2.36
February 2007	3.98	2.70	2.80	2.28
January 2007	3.66	2.70	2.90	2.30
2006-2007	High	Low	High	Low
Fourth Quarter ended January 31, 2007	4.05	2.70	3.55	2.30
Third Quarter ended October 31, 2006	4.29	3.02	4.05	2.55
Second Quarter ended July 31, 2006	5.75	2.87	5.19	2.76
First Quarter ended April 30, 2006	6.99	3.14	5.95	2.74
2005-2006	High	Low	High	Low
Fourth Quarter ended January 31, 2006	4.17	0.99	3.30	0.80
Third Quarter ended October 31, 2005	2.10	1.30	1.71	1.06
Second Quarter ended July 31, 2005	1.89	1.31	1.49	1.07
First Quarter ended April 30, 2005	2.20	1.33	1.99	1.07
Last Five Fiscal Years	High	Low	High	Low
2007 Annual	6.99	2.70	5.95	2.30
2006 Annual	4.17	0.99	3.30	0.80
2005 Annual	4.30	1.12	2.40	0.90
2004 Annual*	0.61	0.25	0.45	0.20
2003 Annual*	0.68	0.14	0.48	0.09

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

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Corporations Act or by the Memorandum or Articles, required to be exercised by the Company in a general meeting.

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

D.           Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See "Taxation".

There is no limitation imposed by the laws of Canada or by the charter or other constating documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act.  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture, each referred to as an "entity", each an "entity" that is not a "Canadian" as defined in the Investment Act, referred to as a "non-Canadian", unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defied by the Investment Act, and which term includes entities which are nationals of or are controlled by national of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2006 is any amount in excess of $265 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares, would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common share would be exempt from the Investment Act, including: (i) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (ii) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (iii) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

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

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Part II

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at January 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

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

Audit Fees

The aggregate fees billed by the Company’s independent auditors for professional services rendered for the audit of the Company's annual financial statements on Form 20-F for the fiscal year ended January 31, 2007 were $66,000 and for January 31, 2006 were $37,600.

Audit-Related Fees

Audit related fees were $67,000 for the year ended January 31, 2007.  These fees related to the interim review of July 31, 2006 consolidated financial statements, and restatement audit of the January 31, 2006 consolidated financial statements.  Audit related fees were $15,000 for the year ended January 31, 2006.

Tax Fees

There were no aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal years ended January 31, 2007 and 2006.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent auditors for the fiscal year ended January 31, 2007 was $47,700 and January 31, 2006 was $8,300.  For fiscal 2007, these fees were in relation to the U.S. Gold buyout offer and fiscal 2006 restatement.  For fiscal 2006, these fees were in relation to advisory services provided with respect to the Company's Form 20-F for that year.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2007.  The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.  The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17.  Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditors' Report	52
Consolidated Balance Sheets	54
Consolidated Statements of Operations and Deficit	55
Consolidated Statements of Cash Flows	56
Consolidated Statements of Mineral Properties	57
Notes to Consolidated Financial Statements	58 thru 86

Item 18.  Financial Statements

See Item 17.

Item 19.  Exhibits

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
13.3	Consent of Expert
13.4	Consent of Independent Registered Public Accounting Firm
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*
___________________________
*  Previously filed.

Consolidated Financial Statements

Coral Gold Resources Ltd.
January 31, 2007, 2006 and 2005
(an exploration stage company)
(In Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Coral Gold Resources Ltd.
(an exploration stage company)

We have audited the accompanying consolidated balance sheets of Coral Gold Resources Ltd. (an exploration stage company) as of January 31, 2007 and 2006, and the related consolidated statements of operations and deficit, cash flows and mineral properties for each of the years in the two year period ended January 31, 2007, and for the period from January 22, 1981 (inception) through January 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements as of January 31, 2005 and for the year then ended, and for the period from January 22, 1981 (inception) through January 31, 2005, were audited by other auditors who have ceased operations and whose report dated April 13, 2005 expressed an unqualified opinion on those statements prior to restatement. The consolidated financial statements for the period from January 22, 1981 (inception) through January 31, 2005 prior to restatement included total revenues and net loss of $2,176,079 and $20,510,872, respectively. Our opinion on the consolidated statements of operations and deficit and cash flows for the period from January 22, 1981 (inception) through January 31, 2007, insofar as it relates to amounts for prior periods through January 31, 2005 before restatement is based solely on the report of other auditors.

We conducted our audits in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. (an exploration stage company), at January 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the two year period ended January 31, 2007 and the period from January 22, 1981 (inception) through January 31, 2007, in conformity with Canadian generally accepted accounting principles.

The consolidated balance sheet of Coral Gold Resources Ltd. (an exploration stage company) as of January 31, 2005, the related consolidated statements of operations and deficit, cash flows and mineral properties for the year ended January 31, 2005, prior to the adjustments described in our audit report dated May 31, 2006 (except as to Notes 2 and 19, which are as of April 24, 2007) with respect to the restated consolidated financial statements of Coral Gold Resources Ltd. (an exploration stage company) as of January 31, 2006 and for the year then ended, were audited by other auditors who have ceased operations.

Vancouver, Canada,                                                            “/s/Ernst & Young LLP”
May 24, 2007.                                                                 Chartered Accountants

MOORESTEPHENS
ELLISFOSTERLTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets and the consolidated statements of mineral properties of Coral Gold Resources Ltd. (formerly Coral Gold Corp.) (An Exploration Stage Company) and Subsidiaries (the “Company”) as at January 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year ended January 31, 2005 and for the cumulative period January 22, 1981 (inception) to January 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements presented fairly, in all material respects, the consolidated financial position of the company as at January 31, 2005 and the results of its operations and its cash flows for the year ended January 31, 2005 and for the cumulative period January 22, 1981 (inception) to January 31, 2005 in accordance with Canadian generally accepted accounting principles.

Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders’ equity at January 31, 2005 and the determination of net loss for the year ended January 31, 2005 are summarized in note 14.

Vancouver, Canada                                                 “MOORE STEPHENS ELLIS FOSTER LTD.”
April 13, 2005                                                              Chartered Accountants
(except as to note 14 all of which are as of July 21, 2005)

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

As at January 31	(In Canadian Dollars)

	2007		2006
	$		$
ASSETS
Current
Cash and cash equivalents		2,545,711		663,071
Advances receivable [note 11(a)]		50,442		62,358
Interest receivable and prepaid expenses		86,644		69,856
		2,682,797		795,285
Investment securities [note 4]		118,751		147,408
Loan receivable [note 11(h)]		—		83,000
Equipment [note 5]		2,908		3,634
Mineral properties [note 6]		11,755,737		10,095,609
Reclamation deposit [note 7]		332,229		260,976
		14,892,422		11,385,912

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11 (i)]		452,439		696,810
Advances payable to related parties [note 11(b)]		17,972		61,956
		470,411		758,766

Asset retirement obligation [note 12]		15,614		16,000

Future income tax liability [note 13]		3,495,231		2,926,084

Non-controlling interest		10,320		10,320

Shareholders’ equity
Subscriptions received in advance [note 8]		—		60,000
Share capital [note 9]		36,706,478		31,560,337
Contributed surplus [note 10]		2,096,750		1,428,173
Deficit		(27,902,382)		(25,373,768)
		10,900,846		7,674,742
		14,892,422		11,385,912

See accompanying notes

On behalf of the Board:

“Louis Wolfin”                              “David Wolfin”
Director                                      Director

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT

 (In Canadian Dollars)

	For the period from inception on January 22, 1981 to January 31, 2007		Years ended January 31, 2007		2006		2005
	$		$		$		$
REVENUE
Sales		2,176,079		—		—		—
Cost of sales		(5,383,348)		—		—		—
		(3,207,269)		—		—		—

EXPENSES
Administrative services		1,058,598		—		—		—
Amortization		3,454		726		909		1,136
Consulting fees [note 11(c)]		360,203		132,675		40,603		41,480
Directors fees [note 11(e)]		137,763		62,000		12,000		14,000
Investor relations and shareholder information		2,036,600		135,120		85,283		74,075
Legal and accounting		3,081,781		482,017		208,314		74,308
Listing and filing fees		170,062		32,787		17,532		20,428
Management fees [note 11(d)]		486,715		132,215		105,000		75,000
Office and miscellaneous		2,133,341		96,729		82,007		93,910
Salaries and benefits		1,008,707		86,948		625,351		79,929
Stock-based compensation [note 9(c)]		2,148,042		748,409		1,056,100		343,533
Transfer agent fees		65,918		13,862		9,124		12,470
Travel		991,671		60,477		59,760		35,816
		13,682,855		1,983,965		2,301,983		866,085
Loss before the following		(16,890,124)		(1,983,965)		(2,301,983)		(866,085)
Other items
Interest income		998,712		144,422		20,454		33,786
Foreign exchange gain (loss)		355,331		(115,024)		193,650		110,909
Gain realized on disposition of
option on property		143,552		—		—		—
Gain on sale of investment		17,692		—		—		—
Recovery (writedown) of advances receivable		(414,443)		(66,120)		12,467		—
Financing costs		(341,006)		—		—		—
Writedown of investment securities		(838,485)		(28,657)		—		—
Loss on equipment disposals		(32,784)		—		—		—
Writedown of equipment		(16,335)		—		—		—
Writedown of mineral properties		(7,110,148)		—		—		—
Loss for the year before future income taxes and non-controlling interest		(24,128,038)		(2,049,344)		(2,075,412)		(721,390)
Future income tax expense [note 13]		(3,774,333)		(479,270)		(187,865)		(262,275)
Non-controlling interest		(11)		—		(11)		—
Loss for the period		(27,902,382)		(2,528,614)		(2,263,288)		(983,665)

Deficit, beginning of the period				(25,373,768)		(23,110,480)		(22,126,815)
Deficit, end of the period				(27,902,382)		(25,373,768)		(23,110,480)

Basic and diluted:
Loss per share				(0.38)		(0.47)		(0.21)

Weighted average number of common shares outstanding				6,619,070		4,789,881		4,629,892

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In Canadian Dollars)

			Years ended January 31
	For the period from inception on January 22, 1981 to January 31, 2007		2007		2006		2005
	$		$		$		$
OPERATING ACTIVITIES
Loss for the period		(27,902,382)		(2,528,614)		(2,263,288)		(983,665)
Adjustments for items not involving cash:
Amortization		3,454		726		909		1,136
Writedown of equipment		16,335		—		—		—
Stock-based compensation		2,148,042		748,409		1,056,100		343,533
Non-controlling interest		11		—		11		—
Future income tax expense		3,774,333		479,270		187,865		262,275
Writedown of investment securities		838,485		28,657		—		—
Writedown of mineral properties		7,110,148		—		—		—
Writedown of advances receivable		414,443		66,120		12,467		—
Loss on equipment disposals		32,784		—		—		—
Gain on sales of investments		(17,692)		—		—		—
Gain realized on disposition of option on property		(143,552)		—		—		—
Foreign exchange (gain) loss		(631,764)		89,877		(214,051)		(157,429)
Change in non-cash working capital:
(Increase) decrease in advances receivable		(464,885)		11,916		3,276		(21,556)
(Increase) decrease in interest receivable and
prepaid expenses		(86,644)		(82,908)		(57,209)		(1,671)
Increase (decrease) in accounts payable
and accrued liabilities		452,439		(244,371)		610,873		7,590
(Decrease) increase in advances payable
to related parties		17,972		(43,984)		(14,396)		(6,397)
Decrease in asset restoration obligation		(386)		(386)		—		—
Cash used in operating activities		(14,438,859)		(1,475,288)		(677,443)		(556,184)

INVESTING ACTIVITIES
Mineral properties acquisition and
exploration expenditures incurred		(17,683,870)		(1,660,128)		(584,880)		(897,908)
Acquisition of Marcus Corporation		(14,498)		—		(14,498)		—
Proceeds on sale of equipment		92,732		—		—		—
Repayment of (advances of) loan receivable		—		83,000		(33,000)		(50,000)
Purchase of equipment		(145,485)		—		—		—
Purchase of investments		(1,058,950)		—		(17,474)		—
Decrease (increase) in reclamation deposit		(332,229)		(71,253)		257,081		33,662
Cash used in investing activities		(19,142,300)		(1,648,381)		(392,771)		(914,246)

FINANCING ACTIVITIES
Increase (decrease) in subscriptions received in advance		—		—		60,000		—
Cash from share subscriptions receivable		—		—		11,945		58,700
Issuance of shares for cash, net		36,097,741		5,006,309		189,194		316,720
Cash provided by financing activities		36,097,741		5,006,309		261,139		375,420

Net increase (decrease) in cash and cash equivalents		2,516,582		1,882,640		(809,075)		(1,095,010)
Cash and cash equivalents, beginning of period		29,129		663,071		1,472,146		2,567,156
Cash and cash equivalents, end of period		2,545,711		2,545,711		663,071		1,472,146

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Interest				57		40		145
Income taxes				—		—		—

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF
MINERAL PROPERTIES

 (In Canadian Dollars)

	Acquisition Cost		Exploration Expenditures		Proceeds of Interest Disposed of		Total
	$		$		$		$
Robertson Property[note 6(a)(i) and 6(a)(iii)]
Balance, January 31, 2005		801,956		9,566,092		(1,937,625)		8,430,423
2006 transactions, net		—		1,623,354		—		1,623,354
Balance, January 31, 2006		801,956		11,189,446		(1,937,625)		10,053,777
2007 transactions, net		14,068		1,669,522		—		1,683,590
Balance, January 31, 2007		816,024		12,858,968		(1,937,625)		11,737,367

Ruf and Norma Sass Properties[note 6(a)(ii)]
Balance, January 31, 2005		—		81,130		(39,301)		41,829
2006 transactions, net		—		—		—		—
Balance, January 31, 2006		—		81,130		(39,301)		41,829
2007 transactions, net		—		(23,462)		—		(23,462)
Balance, January 31, 2007		—		57,668		(39,301)		18,367

Eagle Property[note 6(b)]
Balance, January 31, 2005, 2006 and 2007		1		—		—		1

Ludlow Property [note 6(c)]
Balance, January 31, 2005, 2006 and 2007		1		—		—		1

JDN Property[note 6(d)]
Balance, January 31, 2005, 2006 and 2007		1		—		—		1

Total Properties, as at January 31, 2007		816,027		12,916,636		(1,976,926)		11,755,737

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

1.	NATURE OF BUSINESS

Coral Gold Resources Ltd. (“Coral” or the “Company”) is in the exploration stage, and is in the process of exploring its mineral property interests and has not yet determined whether they contain enough gold reserves, such that their recovery would be economically viable. The Company’s mining claims are located in the states of Nevada and California in the United States. The investment in and expenditures on the mineral properties comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral properties interest and related deferred costs are dependent upon the continued support from its directors, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time. The value of the Company’s mineral properties could become impaired should its exploration activities cease or be unsuccessful, and may result in future write-downs of capitalized property carrying values.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in note 16 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus. Significant inter-company accounts and transactions have been eliminated.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The carrying values of mineral interests, on a property-by-property basis, is reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future writedowns of capitalized property carrying values.

Investment securities

The investments in Mill Bay Ventures Inc. and Levon Resources Ltd. are carried at cost less writedowns determined to be other than temporary. They will be written down to their net realizable value if and when it has been determined that and other than temporary impairment to their value has occurred.

Fair value of financial instruments

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, advances receivable, interest receivable, investment securities, loan receivable, accounts payable and advances payable to related parties. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments (continued)

At January 31, 2007 and 2006, the Company had approximately $1,922,599 and $nil, respectively, in cash balances at financial institutions which were in excess of the insured limits. Therefore, the Company is exposed to significant concentrations of credit risk.

At January 31, 2007 and 2006, the Company had approximately $332,229 and $260,976, that will be paid back once the Company has fulfilled its obligations to restore exploration sites to their original condition.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the period except for amortization, which is translated at historical exchange rates. Gains and losses on translation is included in operating results for the year.

Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is charged to earnings in amounts sufficient to allocate the costs over the assets’ estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Computer hardware	20%
Equipment	20%

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on deposit with banks, and highly liquid short-term interest bearing securities with maturities at the purchase date of three months or less.

	2007		2006
	$		$
Cash		2,035,232		663,071
Cash equivalents		510,479		—
		2,545,711		663,071

The effective interest rate earned on cash equivalents for the year was 5.7% [2006 - 3.1%; 2005 – nil].

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.

Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market rate.

As the Company incurred losses for the 2007, 2006 and 2005 fiscal year, stock options and share purchase warrants, as disclosed in note 9, were not included in the computation of loss per share as their inclusion would be anti-dilutive.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income taxes are accounted for using the liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in operating results in the period that includes the date of substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Asset retirement obligation

Asset retirement obligations are accounted for pursuant to Section 3110, of the Handbook of the Canadian Institute of Chartered Accountants. It requires the recognition of the fair value of a liability for asset retirement obligations in the year in which such a liability is incurred; when a reasonable estimate can be made. At such time the present value of the asset retirement obligation is to be added to the capitalized cost of the mineral property, and recorded as a liability at the equivalent amount. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimate. The site restoration obligations included in the capitalized cost of the property, as adjusted from time to time, are to be amortized to operations on the unit-of-production basis together with total mineral property costs capitalized.

Stock-based compensation

The Company adopted Section 3870 (“CICA 3870”), Stock-based compensation and other stock-based payments, of the Handbook of the Canadian Institute of Chartered Accountants, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock and stock options granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

On September 15, 2005, the Company acquired 98.49% of the issued and outstanding capital of Marcus Corporation (“Marcus”). The Company acquired the shares at a total cost, including costs of acquisition of $15,992, of $660,997. Consideration for the acquisition was paid through the issuance of common shares of the Company totalling 347,964, and 173,975 common share purchase warrants. The common shares were valued at $1.52 per share. The warrants were valued at $116,100 using the Black-Scholes option pricing model. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values as follows:

	$
Cash		1,494
Mineral properties		1,022,231
Future income taxes		(352,662)
Non-controlling interest		(10,066)
		660,997

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

4.	INVESTMENT SECURITIES

	2007		2006
	$		$
Levon Resources Ltd.
967,571 common shares [2006 - 967,571]		77,117		77,117

Mill Bay Ventures Inc.
518,731 common shares [2006 - 518,731]		41,634		70,291
		118,751		147,408

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) are related to the Company by way of common management and directors. The fair market value of the Mill Bay and Levon common shares as at January 31, 2007 were $41,498 [2006 - $46,688], and $145,136 [2006 - $91,910], respectively.

5.	EQUIPMENT

	Cost		Accumulated amortization		Net book value
	$		$		$
2007
Computer hardware		5,926		3,214		2,712
Equipment		436		240		196
		6,362		3,454		2,908

2006
Computer hardware		5,926		2,536		3,390
Equipment		436		192		244
		6,362		2,728		3,634

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES

(a)	Robertson property

The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to NSR’s ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is recorded under three separate claims groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Norma Sass/Ruf Claims (66.67% owned).

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

The Carve-out Claims Option Agreement was assignable by the Company or Amax. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruf/Sass Claims - see note 7(a)(ii)) to Levon Resources Ltd., and on March 24, 1997 Amax assigned it’s Option to Placer Dome Inc. (“Placer”). On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of US $615,359. The claims, that Placer had acquired a 51% interest in, excluded the Ruf/Sass claims as these were released back to the Company by Placer. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement (the “Agreement”) dated July 11, 1997, and the Company exercised its right to have Placer advance the Company’s share of venture costs from inception of the Agreement to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES (continued)

(a)	Robertson property (continued)

(ii)	Norma Sass/Ruf - 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company had granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Norma Sass/Ruf Claims (the “Property”). On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by the issuance to the Company of 300,000 common shares in Levon (received during previous fiscal years) and incurring $350,294 in exploration on the Property (incurred during prior years).

A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of USD$1,250,000.

By an Option Agreement dated December 4, 2002 the Company granted Goldfranchise Corporation (“Goldfranchise”) an Option to acquire a 33 1/3% interest in the Ruf/Norma Sass claims. In order to earn the interest, Goldfranchise must:

a)	Pay to Coral US$38,391.50;

b)
Incur minimum expenditures on the Property in the amount of US $300,000, of which $100,000 was to be incurred on or before December 4, 2003, and the balance of $200,000 on or before December 4, 2004; and

c)	Pay to Coral 33 1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

This Option Agreement with Goldfranchise has been terminated due to Goldfranchise not fulfilling their obligations under the Agreement.

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

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES (continued)

(a)	Robertson property (continued)

Date		Advance Royalty (US$)	Minimum Work
Execution of the Agreement	December 30, 2004	$25,000	—
First Anniversary	December 30, 2005	$30,000	13,000 ft of drilling
Second Anniversary	December 30, 2006	$50,000	15,000 ft of drilling
Third Anniversary	December 30, 2007	$75,000	17,000 ft of drilling
Fourth Anniversary	December 30, 2008	$75,000	—
Fifth Anniversary	December 30, 2009	$150,000	—

A minimum of 13,000 ft of exploration drilling was completed as part of the first year’s minimum work commitment. The initial and the first anniversary advance royalty payments have been paid and received. During fiscal 2007 and prior to the second anniversary of the agreement, AGE decided not to commit to a further 15,000 ft of drilling or pay the $50,000 royalty payment, thereby terminating the agreement.

(iii)	Core claims - 100% owned

By an Option Agreement dated January 31, 1999 the Company granted Placer an option to acquire up to a 70% interest in the entire Robertson Property’s 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer’s guarantee. Subsequent to January 31, 2004, the Company replaced the guarantee by posting a cash bond [note 7].

(iv)	Marcus Corporation

By way of an agreement dated September 15, 2005, the Company has purchased 1,391,860 shares of Marcus Corporation (“Marcus”), representing 98.49% of the total issued shares of Marcus. Marcus owns the Marcus mining claims, consisting of 39 unpatented lode claims and two Placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company controls Marcus, and owns an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million. The mining lease with Marcus expires in 2007.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES (continued)

(b)	Eagle Property

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

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

7.	RECLAMATION DEPOSIT

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

During the year ended January 31, 2007, additional planned exploration activities were approved by the Bureau of Land Management (the “Bureau”). Therefore, the Bureau increased the amount of the required deposit to $332,229 (US$282,268) [2006 - $260,976].

The Company, as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond.

8.	SUBSCRIPTIONS RECEIVED IN ADVANCE

During the year ended January 31, 2006, the Company received $60,000 towards private placements of 20,000 shares that were issued in the current year as part of the private placement that closed on March 4, 2006.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL

(a)	Authorized: unlimited common shares without par value.

(b)	Issued:

		Amount		Deficit
	Shares	$		$
Balance, January 31, 2004	4,361,685		29,646,238		(22,126,815)
2005 share issuances for cash:					—
Private placements	255,220		1,039,464		—
Exercise of warrants	1,600		4,960		—
Exercise of stock options	30,400		76,000		—
Share issuance costs	—		(11,984)		—
Loss for the period	—		—		(983,665)
Balance, January 31, 2005	4,648,905		30,754,678		(23,110,480)
2006 share issuances for cash:					—
Exercise of warrants	9,397		25,944		—
Exercise of stock options	102,500		174,250		—
Shares returned to treasury	(2,500)		(11,000)		—
Fair value of stock options exercised	—		87,560		—
Shares issued for Marcus Corp purchase	347,964		528,905		—
Loss for the period	—		—		(2,263,288)
Balance, January 31, 2006	5,106,266		31,560,337		(25,373,768)
2007 share issuances for cash:					—
Private placements	1,500,000		4,500,000		—
Exercise of warrants	191,194		527,888		—
Exercise of stock options	36,900		66,430		—
Shares returned to treasury	(2,000)		(11,000)		—
Fair value of stock options exercised	—		35,147		—
Fair value of warrants exercised	—		44,685		—
Share issuance costs	—		(17,009)		—
Loss for the period	—		—		(2,528,614)
Balance, January 31, 2007	6,832,360		36,706,478		(27,902,382)

During the year ended January 31, 2007, the Company issued a private placement of 1,500,000 units at a price of $3.00 per unit, each unit consisting of one common share. The Company incurred share issuance costs of $17,009 in connection with this private placement.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL (continued)

(c)	At January 31, 2007, the following director, officer and employee stock options are outstanding and exercisable enabling the holders to acquire additional common shares as follows:

Number of Shares	ExercisePrice	Weighted Average Remaining Contractual Life (yr)	Expiry Date
268,000	$1.70	2.87	December 1, 2009
30,000	$1.70	2.87	April 12, 2010
210,500	$3.55	3.87	December 12, 2010
280,000	$3.92	4.60	September 5, 2011

The Company has granted founders, directors, officers and certain employees stock options. Stock option activity is summarized as follows:

	Numberof Shares	Weighted Average Exercise Price $
Balance outstanding, January 31, 2004	173,250	2.50
2005 - Granted	412,900	1.70
2005 - Cancelled	(20,250)	1.71
2005 - Exercised	(30,400)	2.50
Balance outstanding, January 31, 2005	535,500	1.91
2006 - Granted	407,500	3.36
2006 - Expired	(142,600)	2.50
2006 - Exercised	(102,500)	1.70
Balance outstanding, January 31, 2006	697,900	2.67
2007 - Granted	280,000	3.92
2007 - Cancelled	(152,500)	3.55
2007 - Exercised	(36,900)	1.80
Balance outstanding, January 31, 2007	788,500	2.98

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL (continued)

(c)	(continued)

During the year ended January 31, 2005, the Company adopted a stock option plan which provides for the granting of options to directors, officers, employees and consultants for a maximum of 929,000 shares (representing approximately 20% of the issued share capital of the Company as at the date of approval of the Plan by the Board). The Company recorded compensation expense of $748,409 [2006 - $1,056,100; 2005 - $343,533] with respect to stock options granted. The weighted average fair value of the options granted during 2007 was $2.79 per share [2006 - $2.59 per share; 2005 - $0.83 per share].

The fair value of options granted during the year ended January 31, 2007 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.00%, dividend yield of 0.0%, volatility factor of 89.18%, and a life of 5 years.

The fair value of options granted during the year ended January 31, 2006 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.09% and 4.42%, dividend yield of 0.0%, volatility factors of 104.23% and 101.41%, and a life of 5 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility; changes in the subjective input assumptions can materially affect the fair value estimate.

The Company adopted the Canadian Institute of Chartered Accountants Handbook, section 3870, stock-based compensation and other stock-based payments, effective February 1, 2002. During fiscal 2004, the Company prospectively adopted the fair value based method of accounting for stock options granted to employees. Had the Company followed the fair value based method during fiscal 2003 and recognized stock-based compensation expense, the following would have been the effect on the Company’s loss from inception to date:

	$
Loss for the period from inception on
January 22, 1981 to January 31, 2007
- as reported		(27,902,382)
- pro-forma		(28,016,236)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL (continued)

(c)	(continued)

The changes in share purchase warrants were as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance outstanding, January 31, 2004	1,086,766	$3.57
Issued	255,220	$5.21
Exercised	(1,600)	$3.10
Expired	(364,885)	$4.00
Balance outstanding, January 31, 2005	975,501	$3.84
Issued	173,975	$2.00
Exercised	(9,397)	$2.76
Expired	(17,456)	$3.24
Cancelled	(6,925)	$4.29
Balance outstanding, January 31, 2006	1,115,698	$3.57
Exercised	(191,194)	$2.77
Expired	(822,120)	$3.96
Balance outstanding, January 31, 2007	102,384	$2.00

At January 31, 2007, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
102,384	$2.00	September 15, 2007

10.	CONTRIBUTED SURPLUS

	2007		2006
	$		$
Balance, beginning of the year		1,428,173		343,533
Stock-based compensation expense		748,409		1,056,100
Warrants issued on acquisition of Marcus Corporation		—		116,100
Fair value of stock options exercised		(35,147)		(87,560)
Fair value of warrants exercised		(44,685)		—
Balance, end of the year		2,096,750		1,428,173

11.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

(k)
Advances receivable represent amounts due from related parties. These amounts due from related parties include $28,003 [2006 - $28,003] due from a joint venture with common management and common directors; $Nil [2006 - $7,850] from a company controlled by a Director; $1,471 [2006 - $1,430] from a Director of the Company; $4,751 [2006 - $Nil] due to a company with common management in regards to the cost sharing agreement for overhead expenses; and $16,217 [2007: $62,253 less an allowance for bad debt of $46,036; 2006: $89,992 less an allowance for bad debt of $76,868] with two companies with common management and common directors.

(l)
Advances payable include $17,000 [2006 - $31,620] due to Directors in regards to past directors’ fees; $Nil [2006 - $26,922] due to a company with common management in regards to the cost sharing agreement for overhead expenses; $972 [2006 - $Nil] to an officer of the Company in regards to expense reimbursements; and $Nil [2006 - $3,414] to a company controlled by a Director in regards to expense reimbursements.

(m)	Consulting fees of $30,000 [2006 - $30,000; 2005 - $30,000] were paid to a company owned by a Director.

(n)	Management fees of $65,000 [2006 - $105,000; 2005 - $75,000] were paid to a company owned by a Director and $35,965 [2006 - $Nil; 2005 - $Nil] was paid to an officer of the Company.

(o)	Geological consulting fees of $42,400 [2006 - $19,200; 2005 - $17,100] were repaid to a private company owned by a Director.

(p)	Directors’ fees of $62,000 [2006 - $12,000; 2005 - $14,000] were paid to Directors of the Company.

(q)	An allowance in the amount of $209,840 [2006 - $209,840; 2005 - $209,840] has been accrued in respect of advances made to a Company with common management.

(r)
The loan receivable of $83,000 outstanding at January 31, 2006, which was due from a subsidiary of a related company with common management that provides drilling services, was collected during the current year.

(s)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $225,000 [2006 - $525,000].

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

11.           RELATED PARTY TRANSACTIONS (continued)

(t)
The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $116,135 [2006 - $166,203; 2005 - $135,140] was charged to operations in relation to the cost sharing agreement.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

These transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

12.	ASSET RETIREMENT

Management has assessed their asset retirement obligations and the associated liability to be recognized in the current period. Management has estimated that the costs would approximate $15,614 [2006 - $16,000]. Management will continue to assess their asset retirement obligations and the associated liability as further information becomes known.

13.	INCOME TAXES

The reconciliation of the future income tax recovery (expense) rate to the statutory rate is as follows:

	2007		2006		2005
	$		$		$
Loss before taxes		(2,049,344)		(2,075,412)		(721,390)
Income tax rate		34.12%		34.75%		35.62%

Income tax recovery at the statutory rate		699,236		721,206		256,959

Permanent differences		(299,735)		(384,610)		(136,879)
Losses not benefited		(561,561)		(436,019)		(382,158)
Changes in income tax rates		(317,210)		(88,442)		(197)
Net future income tax expense		(479,270)		(187,865)		(262,275)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

13.	INCOME TAXES (continued)

The components of the future income tax assets (liabilities) are as follows:

	2007		2006
	$		$
Future income assets
Non-capital loss carry-forwards		3,320,749		2,752,021
Resource interests		703,729		774,556
Other		105,305		30,301
		4,129,783		3,556,878
Less: valuation allowance		(4,129,783)		(3,556,878)
Net future income tax asset		—		—
Future income tax liability
Resource interests		(3,495,231)		(2,926,084)
Net future income tax liability		(3,495,231)		(2,926,084)

The valuation allowance reflects the Company’s estimate that the tax assets are not, more likely than not to be realized.

At January 31, 2007, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $4,482,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

	$
2008		243,000
2009		231,000
2010		527,000
2011		627,000
2015		522,000
2026		1,231,000
2027		1,101,000
		4,482,000

The net operating losses available to offset revenues of the US operations are approximately US$3,648,000 and expire at various times through 2017.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

14.	SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in the United States. The Company is in the development stage and, accordingly, has no reportable segment revenues for each of the 2007, 2006 and 2005 fiscal year. All losses for 2007, 2006 and 2005 are as a result of Canadian head office costs. Costs of USA operations are capitalized to mineral properties. The assets of the Company are segmented as follows:

	Canada		USA		Total
	$		$		$
2007
Current assets		2,616,989		65,808		2,682,797
Investment in securities		118,751		—		118,751
Equipment		2,908		—		2,908
Mineral properties		—		11,755,737		11,755,737
Reclamation deposit		—		332,229		332,229
		2,738,648		12,153,774		14,892,422

2006
Current assets		695,738		99,547		795,285
Investment in securities		74,833		72,575		147,408
Loan Receivable		83,000		—		83,000
Equipment		3,634		—		3,634
Mineral properties		—		10,095,609		10,095,609
Reclamation deposit		—		260,976		260,976
		857,205		10,528,707		11,385,912

15.	SUBSEQUENT EVENTS

Subsequent to the year end, the Company closed a non-brokered private placement of 1,410,000 units at a price of $3.00 per unit, each unit consisting of one common share and one transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at an exercise price of $3.50 for one year.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

These consolidated financial statements and the selected financial data have been prepared under Canadian GAAP.

For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet items:

(i)	Reconciliation of Total Assets and Liabilities

	2007		2006
	$		$
Total assets per Canadian GAAP		14,892,422		11,385,912
Mineral properties [note 16(h)]		(10,703,195)		(9,057,135)
Investment securities [note 4]		67,883		(8,810)
Total assets per U.S. GAAP		4,257,110		2,319,967

Total liabilities per Canadian GAAP		3,991,576		3,711,170
Future income tax liability [note 13]		(3,142,569)		(2,573,422)
Total liabilities per U.S. GAAP		849,007		1,137,748

(ii)	Reconciliation of Deficit under U.S. GAAP

	2007		2006		2005
	$		$		$
Deficit end of year per Canadian GAAP		(27,902,382)		(25,373,768)		(23,110,480)
Stock compensation expense [note 9(c)]		(60,000)		(60,000)		(60,000)
Deferred exploration expenditures, net		(10,703,195)		(9,057,135)		(8,472,255)
Future income taxes [note 13]		3,142,569		2,573,422		2,599,608
Deficit end of year per U.S. GAAP		(35,523,008)		(31,917,481)		(29,043,127)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(b)	Reconciliation of Consolidated Statement of Operations items:

Reconciliation of Net Loss under U.S. GAAP

	Year ended January 31, 2007		Year ended January 31, 2006		Year ended January 31, 2005
	$		$		$
Loss for the year per Canadian GAAP		(2,528,614)		(2,263,288)		(983,665)
Deferred exploration expenditures		(1,646,060)		(584,880)		(897,908)
Future income taxes		479,270		187,865		262,275
Foreign exchange (gain) loss		89,877		(214,051)		(157,429)
Loss for the year per U.S. GAAP		(3,605,527)		(2,874,354)		(1,776,727)
Unrealized gain (loss) on investment
securities		76,693		(14,581)		5,771
Comprehensive loss for the year
per U.S. GAAP		(3,528,834)		(2,888,935)		(1,770,956)

(c)	Loss Per Share U.S. GAAP

	Year ended January 31, 2007	Year ended January 31, 2006	Year ended January 31, 2005
	$	$	$
Loss per share - basic and diluted	(0.54)	(0.60)	(0.38)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(d)	Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income (loss) in addition to net earnings. Comprehensive income (loss) includes net income (loss) plus other comprehensive income (loss); specifically, all changes in equity of a company during a period arising from non-owner sources.

Under US GAAP, a statement of changes in shareholders’ equity and comprehensive income (loss) in the following format would form a part of the annual consolidated financial statements:

Consolidated Statement of Changes in Shareholders’ Equity

	Share Capital
	Number of	Amount		Share Subscriptions		Additional Paid In Capital		Comprehensive Income (Loss)		Deficit		Accumulated Other Comprehensive Income (Loss)		Total Shareholders’ Equity
	Shares	$		$		$		$		$		$		$
Balance, January 31, 2004	4,361,685		29,646,238		791,720		60,000		—		(27,266,400)		—		3,231,558
Share subscriptions	—		—		(791,720)		—		—		—		—		(791,720)
Issuance of shares, net [see note 9(b)]	287,220		1,108,440		(11,945)		—		—		—		—		1,096,495
Stock-based compensation expense	—		—		—		343,533		—		——		—		343,553
Components of comprehensive loss:
- net loss	—		—		—		—		(1,776,727)		(1,776,727)		—		(1,776,727)
- change in unrealized gain (loss) of marketable securities	—		—		—		—		5,771		—		5,771		5,771
									(1,770,956)
Balance, January 31, 2005	4,648,905		30,754,678		(11,945)		403,533				(29,043,127)		5,771		2,108,910

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(d)	Comprehensive Income (Loss) (continued)

Consolidated Statement of Changes in Shareholders’ Equity (continued)

	Share Capital
	Number of Shares	Amount $	Share Subscriptions $	Warrants $	Additional Paid in Capital $	Comprehensive Income (Loss) $	Deficit $	Accumulated Other Comprehensive Income (Loss) $	Total Shareholders' Equity $
Balance, January 31, 2005	4,648,905	30,754,678	(11,945)	—	403,533	—	(29,043,127)	5,771	2,108,910
Share subscriptions	—	—	71,945	—	—	—	—	—	71,945
Issuance of shares, net [see note 9(b)]	457,361	805,659	—	116,100	—	—	—	—	921,759
Stock-based compensation expense	—	—	—	—	1,056,100	—	—	—	1,056,100
Fair value of stock option exercises	—	—	—	—	(87,560)	—	—	—	(87,560)
Components of comprehensive loss:
- net loss	—	—	—	—	—	(2,874,354)	(2,874,354)	—	(2,874,354)
- change in unrealized gain (loss) of marketable securities	—	—	—	—	—	(14,581)	—	(14,581)	(14,581)
						(2,888,935)
Balance, January 31, 2006	5,106,266	31,560,337	60,000	116,100	1,372,073		(31,917,481)	(8,810)	1,182,219
Share subscriptions	—	—	(60,000)	—	—	—	—	—	(60,000)
Issuance of shares, net [see note 9(b)]	1,726,094	5,146,141	—	—	—	—	—	—	5,146,141
Stock-based compensation expense	—	—	—	—	748,409	—	—	—	748,409
Fair value of stock option exercises	—	—	—	—	(35,147)	—	—	—	(35,147)
Fair value of warrants exercised	—	—	—	(44,685)	—	—	—	—	(44,685)
Components of comprehensive loss:
- net loss	—	—	—	—	—	(3,605,527)	(3,605,527)	—	(3,605,527)
- change in unrealized gain (loss) of marketable securities	—	—	—	—	—	76,693	—	76,693	76,693
						(3,528,834)
Balance, January 31, 2007	6,832,360	36,706,478	—	71,415	2,085,335		(35,523,008)	67,883	3,408,103

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(e)	Supplemental Financial Information

(i)	Reconciliation of Cash Flows under U.S. GAAP

Cash Flows from Operating Activities

	2007		2006		2005
	$		$		$
Cash used in operating activities
per Canadian GAAP		(1,475,288)		(677,443)		(556,184)
Deferred exploration expenditures		(1,646,060)		(584,880)		(897,908)
Cash used in operating activities
per U.S. GAAP		(3,121,348)		(1,262,323)		(1,454,092)

Cash Flows from Investing Activities

	2007		2006		2005
	$		$		$
Cash used in investing activities
per Canadian GAAP		(1,648,381)		(392,771)		(914,246)
Deferred exploration expenditures		1,646,060		584,880		897,908
Cash used in investing activities
per U.S. GAAP		(2,321)		192,109		(16,338)

(f)	Additional Disclosure Required by U.S. GAAP

(i)	Operations in a Foreign Country

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

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(g)	Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

(i)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 [2006 - $28,003] due from a joint venture with common management and common directors; $Nil [2006 - $7,850] from a company controlled by a Director; $1,471 [2006 - $1,430] from a Director of the Company; $4,751 [2006 - $Nil] due to a company with common management; and $16,217 [2007: $62,253 less an allowance for bad debt of $46,036; 2006: $89,992 less an allowance for bad debt of $76,868] with two companies with common management and common directors.

(ii)
Advances payable include $17,000 [2006 - $31,620] due to Directors; $Nil [2006 - $26,922] due to a company with common management; $972 [2006 - $Nil] to an officer of the Company; and $Nil [2006 - $3,414] to a company controlled by a Director.

(iii)	Consulting fees of $30,000 [2006 - $30,000; 2005 - $30,000] were paid to a company owned by a Director.

(iv)	Management fees of $65,000 [2006 - $105,000; 2005 - $75,000] were paid to a company owned by a Director and $35,965 [2006 - $Nil; 2005 - $Nil] was paid to an officer of the Company.

(v)	Geological consulting fees of $42,400 [2006 - $19,200; 2005 - $17,100] were paid to a private company owned by a Director.

(vi)	Directors’ fees of $62,000 [2006 - $12,000; 2005 - $14,000] were paid to Directors of the Company.

(vii)	An allowance in the amount of $209,840 [2005 - $209,840] has been accrued in respect of advances made to a company with common management.

(viii)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $225,000 [2006 - $525,000].

(ix)	Investment securities would be noted as “Investments in Related Entities” on the balance sheet.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(g)	Additional Disclosure Required by SEC (continued)

(x)
The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $116,135 [2006 - $166,203; 2005 - $135,140] was charged to operations in relation to the cost sharing agreement.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

(h)	Deferred Exploration Expenditures

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under U.S. GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred [see note 6[a] to 6[d]].

(i)	Investment Securities

U.S. GAAP requires available for sale investments to be recorded at fair value. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under U.S. GAAP, the gain (loss) from available for sale investments is not recognized into operations (loss for the period) until the securities are sold and the gain (loss) is realized or there is an other-than-temporary impairment. Canadian GAAP requires such long-term investments are recorded at cost. The investments are written down when impairment is considered other than temporary, in which case the written-down value becomes the new cost base. In the Company’s case for the year ended January 31, 2007, a write-up was required for U.S. GAAP (to record to fair value).

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(j)	Stock Based Compensation

Canadian GAAP and U.S. GAAP both have the same policy of recording a compensation expense for the estimated fair value of stock options granted except that U.S GAAP, FAS 123R, requires the Company to estimate expected forfeitures at the grant date. Under U.S. GAAP the Company adopted the policy of fair value accounting for stock options, FAS 123, a year earlier than for Canadian GAAP, and at that time, the Company did not record a stock compensation charge of $60,000 under Canadian GAAP. Therefore, there is an adjustment of $60,000 to retained deficit when reconciling from Canadian GAAP to U.S. GAAP.

FAS 123R was adopted as at February 1, 2007, under the modified prospective method of adoption.  The Company’s stock options vest immediately upon granting.  Forfeitures are estimated under FAS 123R for options that are not fully vested.  Therefore, the adoption of this standard has no effect on the consolidated financial statements.

For U.S. GAAP purposes, stock based compensation would be included as part of the directors’ fees and a portion would be allocated to salaries and benefits in the consolidated statement of operations and deficit.

(k)	New Accounting Pronouncements for U.S GAAP

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning February 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(k)	New Accounting Pronouncements for U.S GAAP (continued)

Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earning at each subsequent reporting date. The statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: July 31, 2007	By:	/s/ Louis Wolfin
Louis Wolfin, Chief Executive Officer

Exhibit Index

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
13.3	Consent of Expert
13.4	Consent of Independent Registered Public Accounting Firm
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*
 ___________________________
*  Previously filed.