Form 20-F/A
period 2006-01-31
CORAL GOLD RESOURCES, LTD.
filed 2007-08-20
CIK 813639

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

This Form 20-F/A is being filed by Coral Gold Resources Ltd. as Amendment No.2 to its annual report on Form 20-F filed on July 31, 2006 and Amendment No. 1 filed on June 29, 2007.  The purpose of this Amendment No. 2 is to provide further disclosure under Item 3.A "Selected Financial Data", respecting the reconciliation between Canadian generally accepted accounting principles and United States generally accepted accounting principles, referred to respectively as "Canadian GAAP" and "U.S. GAAP" insofar as they relate to accounting for income taxes. Except to reflect the changes described above, this Amendment No. 2 does not, and does not purport to, modify or update the disclosure contained in the annual report on Form 20-F.

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

The selected financial data has been prepared in accordance with Canadian GAAP.  The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP.  Note 19 of the financial statements, included with this Annual Report contains a reconciliation between Canadian and U.S. GAAP, which differ in respect to the recording of the writedown of deferred exploration expenditures, mineral property acquisition costs, changes in gains or losses of marketable securities, proceeds of interests deposed of, deferred exploration expenditures and recognition of compensation expense upon the issuance of stock options.

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
________________________________
(1) See Note 2 of the Company's consolidated Financial Statements included elsewhere in this Annual Report (Item 17).

Future Income Taxes

Under Canadian GAAP, the Company is required to record a future income tax liability and future income tax expense related to the temporary timing differences between the book value of mineral resource properties under Canadian GAAP and its tax basis.  Under U.S. GAAP, costs incurred for exploration of mineral resource properties have been expensed.

An immaterial temporary timing difference does exist between the book value of mineral resource properties under U.S. GAAP and its tax basis, which gives rise to a future income tax asset.  Because a full valuation allowance has been applied against this temporary timing difference, there is no net temporary timing difference recognized under U.S. GAAP.  This results in a reconciling item between Canadian GAAP and U.S. GAAP.

Foreign Exchange

The Company has recorded a future income tax liability under Canadian GAAP related to the temporary timing difference between the book value of mineral resource properties under Canadian GAAP and its tax basis.  The majority of the Company’s foreign exchange changes under Canadian GAAP relate to this future income tax liability.  Under U.S. GAAP, costs incurred for exploration of mineral resource properties have been expensed.

An immaterial temporary timing difference does exist between the book value of mineral resource properties under U.S. GAAP and its tax basis, which gives rise to a future income tax asset.  Because a full valuation allowance has been applied against this temporary timing difference, there is no net temporary timing difference recognized under U.S. GAAP.  And because there is no net temporary timing difference recognized under U.S. GAAP, there is no related foreign exchange gain or loss.  The result is the amount of the foreign exchange changes related to the future income tax liability under Canadian GAAP becomes a reconciling item to arrive at the loss for the period under U.S. GAAP.

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

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Six Months	High	Low	High	Low
June 2006	4.40	3.15	3.98	2.90
May 2006	5.75	3.56	5.01	3.20
April 2006	6.99	4.56	5.37	4.38
March 2006	6.34	3.43	5.45	2.85
February 2006	3.62	3.19	3.10	2.79
January 2006	3.95	3.07	3.30	2.62

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Subsequent Period	High	Low	High	Low
First Quarter ended April 30, 2006	6.99	3.19	5.45	2.79
2005-2006	High	Low	High	Low
Fourth Quarter ended January 31, 2006	4.17	0.99	3.30	0.80
Third Quarter ended October 31, 2005	2.10	1.30	1.71	1.06
Second Quarter ended July 31, 2005*	1.89	1.31	1.49	1.07
First Quarter ended April 30, 2005*	2.20	1.33	1.99	1.07
2004-2005	High	Low	High	Low
Fourth Quarter ended January 31, 2005*	1.95	1.12	1.60	0.90
Third Quarter ended October 31, 2004*	2.50	1.90	2.40	1.06
Second Quarter ended July 31, 2004*	0.37	0.19	0.28	0.19
First Quarter ended April 30, 2004*	0.43	0.26	0.33	0.20
Last Five Fiscal Years	High	Low	High	Low
2006 Annual	4.17	0.99	3.30	0.80
2005 Annual*	4.30	1.12	2.40	0.90
2004 Annual*	0.61	0.25	0.45	0.20
2003 Annual*	0.68	0.14	0.48	0.09
2002 Annual*	0.38	0.12	0.25	0.08

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17.  Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditors' Report	54
Consolidated Balance Sheets	57
Consolidated Statements of Operations and Deficit	58
Consolidated Statements of Cash Flows	59
Consolidated Statements of Mineral Properties	60
Notes to Consolidated Financial Statements	61 thru 94

Item 18.  Financial Statements

See Item 17.

Item 19.  Exhibits

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
13.3	Consent of Expert
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*
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

Commitments [note 13]

See accompanying notes

On behalf of the Board:
"/s/ Louis Wolfin"                                      "/s/" David Wolfin"
Director                                                          Director

Coral Gold Resources Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

As at January 31	(In Canadian Dollars)

	For the period from inception on January 22, 1981 to January 31, 2006	2006	2005	2004
	$	$	$	$
	restated	restated	restated	restated
	[note 2]	[note 2]	[notes 2 and 3]	[notes 2 and 3]
REVENUE
Sales	2,176,079	—	—	—
Cost of sales	(5,383,348)	—	—	—
	(3,207,269)	—	—	—

EXPENSES
Administrative services	1,058,598	—	—	—
Amortization	2,728	909	1,136	684
Consulting fees [note 14(c)]	227,528	40,603	41,480	29,262
Directors fees [note 14(e)]	75,763	12,000	14,000	24,000
Investor relations and shareholder information	1,901,480	85,283	74,075	143,217
Legal and accounting	2,599,764	208,314	74,308	80,571
Listing and filing fees	137,275	17,532	20,428	43,626
Management fees [note 14(d)]	354,500	105,000	75,000	90,000
Office and miscellaneous	2,036,612	82,007	93,910	118,872
Salaries and benefits	921,759	625,351	79,929	55,437
Stock-based compensation	1,399,633	1,056,100	343,533	—
Transfer agent fees	52,056	9,124	12,470	11,437
Travel	931,194	59,760	35,816	43,396
	11,698,890	2,301,983	866,085	640,502
Loss before the following	(14,906,159)	(2,301,983)	(866,085)	(640,502)
Other items
Interest income	854,290	20,454	33,786	15,184
Foreign exchange gain	470,355	193,650	110,909	209,538
Gain realized on disposition of
option on property	143,552	—	—	—
Gain on sale of investment	17,692	—	—	—
Recovery (writedown) of advances receivable	(348,323)	12,467	—	36,320
Financing costs	(341,006)	—	—	—
Writedown of investment securities	(809,828)	—	—	(19,007)
Loss on equipment disposals	(32,784)	—	—	—
Writedown of equipment	(16,335)	—	—	—
Writedown of mineral properties	(7,110,148)	—	—	(4,968)
Loss for the year before future income
taxes and non-controlling interest	(22,078,694)	(2,075,412)	(721,390)	(403,435)
Future income tax expense [note 16]	(3,295,063)	(187,865)	(262,275)	(136,379)
Non-controlling interest loss	(11)	(11)	—	—
Loss for the period	(25,373,768)	(2,263,288)	(983,665)	(539,814)

Deficit, beginning of the period		(23,110,480)	(22,126,815)	(21,587,001)
Deficit, end of the period		(25,373,768)	(23,110,480)	(22,126,815)

Basic and diluted:
Loss per share		(0.47)	(0.21)	(0.15)

Weighted average number of common shares outstanding		4,789,881	4,629,892	3,686,398

See accompanying notes

Coral Gold Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

As at January 31	(In Canadian Dollars)

	For the period from inception on January 22, 1981 to January 31, 2006	2006	2005	2004
	$	$	$	$
	restated	restated	restated	restated
	[note 2]	[note 2]	[note 2]	[note 2]
OPERATING ACTIVITIES
Loss for the period	(25,373,768)	(2,263,288)	(983,665)	(539,814)
Adjustments for items not involving cash:
Amortization	2,728	909	1,136	684
Writedown of equipment	16,335	—	—	—
Stock based compensation	1,399,633	1,056,100	343,533	—
Non-controlling interest	11	11	—	—
Future income tax expense	3,295,063	187,865	262,275	136,379
Writedown of investment securities	809,828	—	—	19,007
Writedown of mineral properties	7,110,148	—	—	4,968
Writedown of advances receivable	348,323	12,467	—	(36,320)
Loss on equipment disposals	32,784	—	—	—
Gain on sales of investments	(17,692)	—	—	—
Gain realized on disposition of option on property	(143,552)	—	—	—
Foreign exchange gain	(721,641)	(214,051)	(157,429)	(350,161)
Change in non-cash working capital:
(Increase) decrease in advances receivable	(410,681)	3,276	(21,556)	(19,258)
(Increase) decrease prepaid expenses	(69,856)	(57,209)	(1,671)	(10,976)
Investment securities	(119,174)	—	—	—
Increase (decrease) in accounts payable and accrued liabilities	696,810	610,873	7,590	(152,419)
(Decrease) increase in advances payable	61,956	(14,396)	(6,397)	(73,985)
Cash used in operating activities	(13,082,745)	(677,443)	(556,184)	(1,021,895)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures incurred	(16,023,742)	(584,880)	(897,908)	(420,054)
Acquisition of Marcus Corporation	(14,498)	(14,498)	—	—
Proceeds on sale of equipment	92,732	—	—	—
Loan receivable	(83,000)	(33,000)	(50,000)	—
Purchase of equipment	(145,485)	—	—	(2,943)
Purchase of investments	(939,776)	(17,474)	—	—
Advances receivable recovered	—	—	—	36,320
Decrease (increase) in reclamation deposit amounts	(260,976)	257,081	33,662	651,433
Cash provided by (used in investing activities)	(17,374,745)	(392,771)	(914,246)	264,756

FINANCING ACTIVITIES
Subscriptions received in advance	60,000	60,000	—	791,720
Cash from share subscriptions receivable	—	11,945	58,700	—
Issuance of shares for cash, net	31,031,432	189,194	316,720	2,196,541
Cash provided by financing activities	31,091,432	261,139	375,420	2,988,261

Net increase (decrease) in cash and cash equivalents	633,942	(809,075)	(1,095,010)	2,231,122
Cash and cash equivalents, beginning of year	29,129	1,472,146	2,567,156	336,034
Cash and cash equivalents, end of year	663,071	663,071	1,472,146	2,567,156

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Interest		40	145	730
Income taxes		—	—	—

See accompanying notes

Coral Gold Resources Ltd.

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

As at January 31	(In Canadian Dollars)

	Acquisition Cost		Exploration Expenditures		Proceeds of Interest Disposed of		Total
	$		$		$		$
Robertson Property [note 8(a)(i) and 8(a)(iii)]
Balance, January 31, 2004		801,956		8,675,800		(1,937,625)		7,540,131
2005 transactions, net		—		890,292		—		890,292

Balance, January 31, 2005		801,956		9,566,092		1,937,625)		8,430,423
2006 transactions, net		—		1,623,354		—		1,623,354
Balance, January 31, 2006		801,956		11,189,446		(1,937,625)		10,053,777

Ruf and Norma Sass Properties [note 8(a)(ii)]
Balance, January 31, 2004		—		73,514		(39,301)		34,213
2005 transactions, net		—		7,616		—		7,616
Balance, January 31, 2005		—		81,130		(39,301)		41,829
2006 transactions, net		—		—		—		—
Balance, January 31, 2006		—		81,130		(39,301)		41,829

Eagle Property [note 8(b)]
Balance, January 31, 2004,
2005 and 2006		1		—		—		1

Ludlow Property [note 8(c)]
Balance, January 31, 2004,
2005 and 2006		1		—		—		1

JDN Property [note 8(d)]
Balance, January 31, 2004,
2005 and 2006		1		—		—		1

Total Properties		801,959		11,270,576		(1,976,926)		10,095,609

See accompanying notes

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

1.	NATURE OF BUSINESS AND GOING CONCERN

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

Dated:   August 16, 2007                                                        CORAL GOLD RESOURCES LTD.

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