Form 20-F
period 2008-01-31
CORAL GOLD RESOURCES, LTD.
filed 2008-08-14
CIK 813639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2008

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

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

The number of outstanding Common Shares as of January 31, 2008, was 24,882,771.

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
Large Accelerated File [   ]        Accelerated Filer [   ]        Non-Accelerated Filer [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange
Act). Yes [   ]   No [X]

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

GSR	Payment of a percentage of gross mining profits commonly known as gross smelter return royalty.

hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre- existing rock mass.

lode claim	A mining claim on an area containing a known vein or lode.

mineralization	Usually implies minerals of value occurring in rocks.

net smelter or NSR Royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.

placer claim	A mining claim located upon gravel or ground whose mineral contents are extracted by the use of water, by sluicing, hydraulicking, etc.

porphyry	Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.

pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.

pyrite	Iron sulphide mineral.

quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.

silification	A process of fossilization whereby the original organic components of an organism are replaced by silica, as quartz, chalcedony, or opal.

sulfidation	In conditioning a flotation pulp, addition of soluble alkaline sulfides in aqueous solution to produce a sulfide-metal layer on an oxidized ore surface.

veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

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

Item 2. Offer Statistics and Expected Timetable

              Not applicable.

Item 3. Key Information

A.          Selected Financial Data

              The selected historical financial information presented in the table below for each year ended January 31, 2008, 2007, 2006, 2005 and 2004, is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements and notes for each year in the three year period ended January 31, 2008, 2007 and 2006 are included in this Annual Report. The selected historical financial information for each year ended January 31, 2005 and 2004, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

              The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, referred to as “Canadian GAAP”. The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Note 15 of the consolidated financial statements, included with this Annual Report contains a reconciliation between Canadian and United States generally accepted accounting principles, referred to as "U.S. GAAP", which differ in respect to the recording of the writedown of deferred exploration expenditures, mineral property acquisition costs, changes in gains or losses of marketable securities, proceeds of interests deposed of, deferred exploration expenditures, recognition of compensation expense upon the issuance of stock options, accounting provisions for income taxes and recognition of comprehensive loss.

              In this Annual Report, all dollars are expressed in Canadian dollars unless otherwise stated.

Canadian GAAP	Year ended January 31,
	2008	2007	2006	2005	2004
Operations
Revenue	$-	$-	$-	$-	$-
Expense
General and Administrative	1,359,172	1,983,965	2,301,983	866,085	640,502
Net Loss	(1,319,185)	(2,528,614)	(2,263,288)	(983,665)	(539,814)
Net Loss Per Share	(0.06)	(0.13)	(0.16)	(0.07)	(0.05)

Weighted Average Number of
Shares Issued (Note 8b)	23,570,728	19,857,210	14,369,643	13,889,676	11,059,194

	As at January 31,
Balance Sheet	2008	2007	2006	2005	2004
Working Capital	3,322,447	2,196,772	36,519	1,400,605	2,601,586
Total Assets	18,185,688	14,892,422	11,385,912	10,737,683	10,896,355
Liabilities	3,925,356	3,991,576	3,711,170	2,761,897	2,655,857
Shareholders’ Equity	14,260,332	10,900,846	7,674,742	7,975,786	8,240,498

U.S. GAAP	Year Ended January 31,
	2008	2007	2006	2005	2004
Operations
Revenue	$-	$-	$-	$-	$-
Loss for year under Canadian GAAP	(1,319,185)	(2,528,614)	(2,263,288)	(983,665)	(539,814)
Adjustments:
Deferred exploration expenditures	(2,006,961)	(1,646,060)	(584,880)	(897,908)	(420,054)
Future income taxes	620,710	479,270	187,865	262,275	136,379
Foreign exchange gain	(553,133)	89,877	(214,051)	(157,429)	(350,161)
Writedown of deferred exploration
expenditures	-	-	-	-	4,968
Net loss for the year under U.S. GAAP	(3,258,569)	(3,605,527)	(2,874,354)	(1,776,727)	(1,168,682)
Unrealized gain (loss) on investment
securities	(19,352)	76,693	(14,581)	5,771	-
Comprehensive loss for the year per U.S.
GAAP	(3,277,921)	(3,528,834)	(2,888,935)	(1,770,956)	(1,168,682)
Comprehensive loss per share under U.S.
GAAP (Note 8b)	(0.14)	(0.18)	(0.20)	(0.13)	(0.11)

	As at January 31,
Balance Sheet	2008	2007	2006	2005	2004
Total assets under Canadian GAAP	18,185,688	14,892,442	11,385,912	10,737,683	10,896,355
Adjustments	(12,710,156)	(10,635,312)	(9,065,945)	(8,466,484)	(6,682,435)
Total assets under US GAAP	5,475,532	4,257,110	2,319,967	2,271,199	4,213,920

Total equity under Canadian GAAP	14,260,332	10,900,846	7,674,742	7,975,786	8,240,498
Adjustments	(9,500,010)	(7,492,743)	(6,492,523)	(5,866,876)	(5,008,940)
Total equity under US GAAP	4,760,322	3,408,103	1,182,219	2,108,910	3,231,558

Exchange Rates

              The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended
January 31,	Average	Period End	High	Low
2004	1.3807	1.3264	1.5311	1.2692
2005	1.2960	1.2380	1.3968	1.1774
2006	1.2060	1.1439	1.2704	1.1439
2007	1.1358	1.1792	1.1824	1.0990
2008	1.0603	1.0022	1.1853	0.9170

              The following table sets forth the high and low exchange rate for the past six months. As of July 22, 2008, the exchange rate was CDN$1.0085 for each US$1.

Month	High	Low
January 2008	1.0324	0.9905
February 2008	1.0190	0.9719
March 2008	1.0279	0.9798
April 2008	1.0270	1.0025
May 2008	1.0189	0.9844
June 2008	1.0282	0.9942

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

              Limited Ability to Raise Capital Without Incurring a Change of Control. The Company entered into a subscription agreement with Robert McEwen on March 2, 2006, which provides, among other things, that, for a period of two years following the closing of the acquisition of the common shares, if at any time subsequent to the closing of the acquisition of such common shares, Mr. McEwen owns not less than 10% of the issued and outstanding common shares of the Company (assuming the exercise of any warrants held by Mr. McEwen), then Mr. McEwen shall have a right of first refusal to participate in any future financings of the Company. This right of first refusal may adversely affect the Company’s ability to raise capital and/or could cause a change in control of the Company. On March 2, 2008, the right of first refusal expired and is no longer of any force or effect.

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

              Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2008 fiscal year, the Company's common share price fluctuated on the TSX-V between a low of $0.45 and a high of $1.33. (The pricing has be adjusted for the subdivision of the Company’s share capital as mentioned in Note 8b of the Financial Statements) Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

              We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2008, we had a net loss of $1,319,185 and an accumulated deficit on January 31, 2008 of $29,221,567. As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

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

              The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange gain of $519,722 in fiscal 2008. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

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

              We are a natural resource company primarily engaged in the exploration and development of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in the States of Nevada and California in the United States. Since fiscal 2006, we have made aggregate principal capital expenditures of $5,299,837 on our properties known as the Robertson Mining Claims located in the State of Nevada. The Robertson Mining Claims comprise three separate claim groups known as: (i) the Core Claims; (ii) the Carve Out Claims, and (iii) the Norma Sass and Ruf Claims. Of the aggregate capital expenditures of $5,299,837, $5,294,359 was spent on the Robertson Property and $5,478 was spent on the Norma Sass and Ruf Claims.

              On March 5, 2006, the Company received a notice of intention by U.S. Gold Corporation, referred to as "U.S. Gold", to acquire all of the Company’s outstanding common shares, referred to as the "Offer". The notice of intention was received from Robert McEwen, Chairman and Chief Executive Officer of U.S. Gold, who had purchased 1,250,000 shares of Coral. Under the proposal, U.S. Gold would offer 0.63 shares of U.S. Gold common stock for each outstanding common share of the Company. A special committee of the board of directors of the Company was established to deal with U.S. Gold’s unsolicited offer. However, on January 18, 2007 the Company announced that U.S. Gold had decided not to pursue the Offer in view of SEC requirements that needed to be satisfied by the Company prior to commencement of a formal tender offer by U.S. Gold.

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

              At the Annual General Meeting of the Company on July 17, 2007, the shareholders of the Company passed an ordinary resolution amending the Company's share structure by subdividing the Company's issued share capital of 8,267,360 common shares without par value into 24,802,080 common shares without par value, every one common share being subdivided into three common shares, referred to as the "Subdivision".

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

              Effective December 30, 1999, pursuant to the terms of the Option Agreement, Cortez elected to terminate the Option Agreement. This required the Company to post its own security for the reclamation bond for the Robertson Property and obtain a full release of Placer’s guarantee of the original reclamation bond. In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Property to reduce its US$2,000,000 reclamation bond that Placer had guaranteed for the Company. The Company was able to obtain a release of Placer's guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond. The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash. In fiscal year ended 2006, with more reclamation work having been completed and accounted for, the reclamation bond was further reduced to US$228,205. In fiscal year ended 2007, with further drilling activities being proposed and performed, the required reclamation bond was increased to US$282,268. In fiscal year ended 2008, additional planned exploration activities in Nevada were approved and the required reclamation bond was increased to US$319,400.

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

              During fiscal 2006, the Company completed a major drilling program at its 100-percent-owned Robertson Property located on the Cortez gold trend in eastern Lander County, Nevada, USA. Drilling was completed in two phases. Phase I consisted of 14 reverse circulation (RC) drill holes, CR06-2 through CR06-15, totaling 11,355 ft which were completed in the immediate vicinity of the existing 39A Zone indicated mineral resource. Phase II consisted of 32 RC holes, CR06-16 through CR06-48A, totaling 24,260 ft which were completed in 1) the Distal Zone; 2) on the northeast flank of Altenburg Hill; 3) in the gravel-covered area between the Altenburg Hill and the Porphyry Zone measured and indicated mineral resource; and 4) along a northeast-striking structural zone in the Porphyry Zone. Drilling operations during Phase I and Phase II drilling were directly supervised by R. T. McCusker, a Qualified Person pursuant to NI 43-101.

              During 2007, the Company completed two deep flooded reverse circulation drill holes, TV07-1 and TV07-2, to depths of 2,990 ft and 3,450 ft, respectively. The drilling was designed to test the lower plate of the Roberts Mountains thrust fault (RMTF) for high-grade Carlin-type mineralization hosted by favorable carbonate strata. TV07-1 intersected a thick sequence of fine grained siliceous sedimentary and volcanic rocks followed by biotite and quartz hornfels equivalents in the upper plate of the RMTF. Although the hole failed to reach the lower plate of the RMTF, it did intersect a number of narrow low-grade zones. TV07-2 was collared along a dike-filled splay of the Try fault zone and intersected a sequence of mostly fine grained siliceous sedimentary rocks and hornfels to 3,080 ft, at which point altered and mineralized limy mudstone in the lower plate was encountered. Beginning at 3,280 ft, the hole returned 200 ft of weakly to strongly anomalous gold values ranging from 0.031 to 2.190 ppm gold, including four 10-ft-thick intervals that exceed 0.01 oz Au/t.

              In February 2008, the Company received the final NI 43-101 compliant Mineral Resource Estimate for the Robertson Property, Lander County, Nevada report dated January 27, 2008, prepared by Beacon Hill Consultants Ltd. (“Beacon Hill”) of Vancouver, British Columbia. The new estimate, based on a gold price of US$600 per ounce, raises the Robertson property inferred resource to over 2.3 million ounces of gold—an increase of 110% over the previous NI 43-101 estimate from April 2006. A portion of the oxide resources are locally exposed at the surface and are potentially in an open pit mining configuration. Some of the new resources remain open to expansion on strike and at depth.

              The zones included in the Beacon Hill estimate are located within the Robertson’s Core claims only. Beacon Hill reported the following updated resource estimate:

	Qty	Grade	Qty	Grade	Contained
Zone (Core Claims)	(Tons)	oz Au/ton	(Tonnes)	g Au/tonne	oz Au
Distal	10,355,041	0.0335	9,376,398	1.148	346,893
39A	25,010,247	0.0287	22,690,382	0.984	717,794
Triplet Gulch	5,904,713	0.0269	5,357,012	0.922	158,837
Outside	2,187,500	0.0208	1,984,595	0.713	45,500
Gold Pan Oxide	7,049,181	0.0262	6,395,323	0.898	184,689
Altenburg Hill Oxide	4,558,402	0.0208	4,135,580	0.713	94,815
Porphyry Oxide	19,121,927	0.0213	17,348,243	0.730	407,297
Gold Pan Sulphide	12,053,279	0.0208	10,935,258	0.713	250,708
Altenburg Hill Sulphide	584,016	0.0176	529,845	0.603	10,279
Porphyry Sulphide	4,480,533	0.0223	4,064,934	0.765	99,916
TOTALS	91,284.800	0.0250	82,817,600	0.870	2,316,728

For details on claim and gold zone locations, please see corresponding maps and diagrams at www.coralgold.com.

Resource estimate parameters:

  Gold ounces were calculated on the basis of US$600/oz Au and 70% Au recovery.
  The 0.015 ozAu/ton cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, process cost of US$5.00/ton and waste cost of US$1.14/ton.
  The mineral resources in the table above were estimated using the CIM Standards on Mineral Resources and Reserves.
  The database comprised a total of 1,160 drill holes, 533,453 feet (162,638 metres) of drilling and 101,757 gold assays.
  The inferred resource covers 6 distinct and separate areas; Distal, 39A, Gold Pan, Porphyry, Altenburg Hill, Southern Area and then all remaining blocks outside these areas that warrant inclusion as an inferred resource. In addition, Gold Pan, Porphyry and Altenburg Hill were separated into oxide and sulphide zones for analysis and modeling.
  An interpreted mineralized envelope was modeled into a solid in MineSight 3DTM, with six area mineralized zones and then separated into oxide and sulphide zones.
  Block dimensions of 25 feet (7.6 m) North, 25 feet (7.6 m) East and 20 feet (6 m) vertically.
  Grade interpolation - 20 foot (6 m) composites.
  Composites greater than 0.075 ozAu/ton (2.33 gAu/tonne) limited in influence to 100 feet (30.5 m).
  Tonnage estimates are based on 200 bulk historic density measurements carried out by previous operators. These were assigned to each block by zone. The resources are categorized as inferred since the amount and distribution of bulk tonnage factor data is sparse.

              Coral commissioned Beacon Hill to not only update the Robertson resource estimate but to also outline a program for continued development of the Core claims in 2008 and beyond. Beacon Hill recommended a three-pronged development approach:

1)	Additional exploratory and definition drilling to increase the resource base and also the level of confidence in the resource to the indicated and/or measured categories.
2)	Complete a metallurgical program to enhance the metallurgical data.
3)

Commence a Preliminary Assessment Study on the mineralized zones within the Robertson Property to determine which of the zones have the greater potential for viability. The zones can then be prioritized for development.

              Beacon Hill recommended the following drilling on the Core claims:

Phase I: 52 RC holes ranging in depth from 500 ft to 1,200 ft and totaling 37,600 ft., to focus on:

  39A Zone: Ten holes totaling 8,400 ft drilled along the southeast and northeast margins of the zone to test for additional high-grade mineralization.
  Distal Zone: Ten holes totaling 12,000 ft drilled in the Distal Zone, which remains open for discovery of high-grade mineralization in all directions.
  Altenburg Hill/South Porphyry Area: Twenty holes totaling 10,000 ft as infill and offset drilling on the northeast flank of Altenburg Hill and in the gravel- covered area south of the Porphyry Zone.
  Triplet Gulch: Twelve wide-spaced RC holes totaling 7,200 ft to test potential continuity and grade of inferred mineralization.

Phase II: should consist of 21 diamond core holes (HQ diameter) ranging from 300-ft- to-1,000-ft-deep and totaling 11,900 ft. The purpose of core drilling is to provide geological data on the controls of mineralization, acquire geotechnical data (RQD and specific gravity), confirm grade and continuity and provide material for metallurgical testing. Drilling has been recommended as follows:

  39A Zone: Six “twin” core holes totaling 5,000 ft focused in areas of higher grade mineralization.
  Distal Zone: Four pre-collared “twin” core holes totaling 2,400 ft drilled to confirm grade and geological controls.
  Altenburg Hill/South Porphyry Area: Six (or more) “twin” core holes totaling 3,000 ft to provide ore- grade oxide mineralization for metallurgical studies and confirm the grade and continuity of mineralization.
  Gold Pan Zone: Five shallow “twin” core holes totaling 1,500 ft drilled mainly to provide ore-grade oxide mineralization for metallurgical studies and to confirm grade, continuity and geological controls for mineralization.

              Mr. Garth D. Kirkham, P.Geo., and Mr. Peter Stokes, P.Eng., of Beacon Hill Consultants (1988) Ltd. and Mr. Robert McCusker, Consultant Geologist and Project Manager, are responsible for preparing the report and are Qualified Persons in accordance with NI 43-101. Messrs Kirkham, Stokes and McCusker are independent of Coral as defined by NI 43-101.

              In June 2008, the Company announced that the 37,000 ft Reverse Circulation program has started at Coral Gold’s Robertson property in Nevada, USA. The Company has entered into a contract for 37,600 feet of reverse circulation drilling on the Company’s 100% owned Robertson property at Crescent Valley, Nevada with Lang Exploratory Drilling of Salt Lake City, Utah. This contract represents Phase I of a two-phase program for 2008. The Company expects to drill 52 reverse circulation holes in Phase I and Phase II will include 11,000 feet of diamond drilling. Both Phase I and Phase II are aimed at expanding and upgrading Robertson’s 2.3 million-ounce inferred resource. Robert McCusker, Consultant Geologist will supervise the drilling programs as Qualified Person for National Instrument 43-101.

Norma Sass and Ruf Claims – Operations and Activities

              Effective December 31, 1999, the Company and Levon Resources Ltd., referred to as "Levon", entered into a fourth amending agreement whereby Levon could earn an undivided 50% interest in the Norma Sass and Ruf Claims upon completion of certain terms. This agreement was further amended effective December 31, 2001 (but signed on October 3, 2002), whereby Levon was transferred a 33.3% interest in the Company’s interest in the Norma Sass and Ruf claims, in consideration of 300,000 common shares of Levon previously issued to the Company and the prior payment of $350,294 for exploration work. The Company currently owns a 66.6% interest in the Norma Sass and Ruf claims (subject to certain royalties to underlying property owners, as described below), following the execution of the December 2001 fifth amending agreement with Levon.

              On December 4, 2002, the Company granted an option to acquire 33.3% of the Company’s interest in the Norma Sass and Ruf Claims to Goldfranchise Corporation, referred to as “Goldfranchise”. In order to earn the interest, Goldfranchise was required to: (a) pay the Company US$38,391.50, which has been received by the Company; (b) incur a minimum of US$300,000 in exploration work on the Norma Sass and Ruf Claims, of which US$100,000 had to be incurred on or before December 4, 2003, and the balance of US$200,000 incurred on or before December 4, 2004; and (c) pay the Company 33.3% of all annual land fees, taxes, advance royalties required to keep the claims in good standing, until Goldfranchise has exercised the option. Goldfranchise failed to incur the exploration work required or to pay the Company 33.3% of all annual land fees, taxes and advance royalties under the option, and the option has since been terminated.

              In January 2005 the Company announced the formation of an exploration agreement with Agnico-Eagle Mines Limited, referred to as "Agnico-Eagle". The agreement covered our Norma Sass, Blue Nugget and Lander Ranch claims. The Norma Sass agreement also included our partnership with Levon. Under the agreement, Agnico-Eagle could earn a 51% interest in the Norma Sass, Blue Nugget and Lander Ranch claims by completing at least 45,000 feet of exploration drilling and paying certain advance royalties.

              Agnico-Eagle mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006. Drilling commenced on the Lander Ranch target area and Agnico-Eagle drilled 15,000 ft. in 12 to 15 holes on the Norma Sass and related properties. In February 2007, Agnico-Eagle notified the Company that it would not be continuing its option on the Company's Norma Sass, Lander Ranch and Blue Nugget properties because of other corporate priorities. The Company was pleased with the work done by Agnico-Eagle as they successfully showed depths to the lower plate sequence across the Norma Sass ground and extended the area of gold mineralization at Lander Ranch.

Reclamation Activities

              The Company spent approximately $25,742 on reclamation and maintenance in fiscal year 2008 on the Robertson Property. The Company is reclaiming past mining and exploration related disturbances to public lands as required by the Bureau of Land Management and the Nevada Department of Environmental Protection, referred to as the "Bureau".

              During the year ended January 31, 2008, additional planned exploration activities were approved by the Bureau. Therefore, the Bureau increased the amount of the required reclamation deposit to US$319,400.

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

              There is no underground or surface plant or equipment located on the Robertson Mining Claims

(i)          Robertson Property

              The Robertson Property is the subject of three technical reports dated January 15, 2004, April 25, 2006 and January 27, 2008. The first two technical reports were prepared by Robert T. McCusker, P.Geol. in accordance with NI 43-101, which we refer to as the "McCusker Reports". The third and most recent report was prepared by Beacon Hill Consultants Ltd. of Vancouver, British Columbia referred hereinto as the “Beacon Hill Report”. The zones included in the Beacon Hill estimate are located within the Robertson’s Core claims only. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Cortez Gold Mines), were not part of the estimate.

Property Description and Location

              The Robertson Property is an advanced-stage gold exploration project located in eastern Lander County, Nevada, 60 miles southwest of Elko. Coral Resources, Inc., a subsidiary of Coral Gold Resources Limited of Vancouver, B. C. acquired control of the Robertson Property in 1986. The core property consists of 556 unpatented federal lode claims, mill sites, placer claims and nine patented lode claims covering over 8,500 acres of public lands administered by the Bureau of Land Management. Coral is record owner of 495 claims and controls an additional 61 claims through a series of mineral leases and option agreements.

              In 2001, a boundary agreement between the Company and Cortez resolved claim boundary overlaps and seniority issues along the east and south sides of the Robertson claim block. This agreement required both parties to amend and/or abandon certain claims in order to achieve the agreed upon boundary. This was completed during the 2002-2003 assessment year.

              Approximately 61 of the 495 of the claims that comprise the Robertson Property are controlled by the Company through six mining leases and option agreements. The core claims held by the Company under lease or option agreements require minimum advance royalty payments and production royalties in the event of production. Total annual payments for the various leases and minimum advance royalties are US$36,000.

              A summary compilation of the terms of these agreements are presented in the Table below:

MINING LEASE AND OPTION AGREEMENTS

				Advance
	Number of	Option	Production	Royalty
Company/Date	Claims	Payment	Royalty	Payment
Tenabo Gold Mining Co.
Nov. 30, 1975	13	$2M	8% NSR	$12,000/yr
Northern Nevada Au, Inc.
Sept. 30, 1986	12	$0.3M	4% GSR	$9,600/yr
Albany Gold Corp.
(Geomex)	All	$1.25M	3% NSR	Nil
Mauzy, et al
Apr. 21, 1989	36	$1.5M	2% NSR	$14,400/yr

              Annual federal rental fees of US$71,625, payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2007-2008 assessment year.

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

              In March 2003, on behalf of the Company, SRK Consulting submitted a final plan for permanent closure with the BLM and Nevada Division of Environmental Protection, referred to as the "NDEP". The closure plan was approved by both agencies. As a result of this work, during 2004 the BLM lowered the bonding requirements to $226,205. The Company currently maintains a required performance bond with the Nevada State Office of the BLM. The Company is working with the BLM and the United States Department of Interior in efforts to further reduce the bond.

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

              During the period 2004-2006, the Company conducted exploratory drilling under a series of amendments to the Plan of Operation which were approved by the Battle Mountain office of the BLM and NDEP. The 2007 deep drilling was conducted under a Notice of Intent as the proposed drilling activities were outside the area covered by the Plan of Operation. In November 2007, the Company submitted a consolidated Plan of Operations which was approved by the BLM and NDEP in April 2008.

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

Summary of Pre-Coral Drilling Activities at Robertson Property

	Date of	Number and Type of	Drill
Company	Activity	Holes Drilled	Footage(ft)	Target
Superior Oil	1968-70	92 Conv. Rotary	c. 32,000	Gold Pan
Placer Development	1973-74	23 Conv. Rotary	c. 3,500	none
Teck Corporation	1977	none	none	none
Aaron Mining Ltd.	1977	7 Conv. Rotary	c.300	Gold Quartz
E & B Exploration Ltd.	1980-81	148 Rev. Circulation	30,807	Gold Pan
Totals		270	66,607

              Modern open pit mining and heap leaching began as early as 1974, when Aaron Mining Ltd., referred to as "Aaron", initiated a pilot leach operation on the Robertson Property. During the period 1978-80, Aaron expanded its leaching operations and continued exploration and acquiring claims in the district.

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

              During 2004 and 2005, the Company conducted three drilling programs consisting of 32 reverse circulation holes totaling 24,020 ft on the Robertson Property. The focus of this exploration was to expand and further define the 39A Zone, test the "deep" Gold Pan Zone for extensions of the 39A Zone and offset previous ore-grade intersections in the "distal target area".

              The Phase I and Phase II drilling programs in 2006 totaled 35,615 ft of reverse circulation drilling in 46 holes. Depths ranged from 450 ft to 1,500 ft. Due to the relatively flat-lying nature of mineralization at Robertson, all holes were drilled vertically.

              The 2007 deep drilling program on the Robertson Property encountered Carlin-type mineralization, locally with strongly anomalous gold values, in the lower plate of the Robert Mountains thrust fault. The program consisted of two flooded reverse circulation drill holes totaling 6,450 ft.

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

Mineral Resource Estimates

              In late 2005, an independent third party was contracted by the Company to undertake a Preliminary Assessment of the currently defined mineral resources at the Robertson Property. The results of this study are reported in a NI 43-101 compliant technical report dated April 25, 2006 prepared by R. T. McCusker entitled "Update of the Geological Report on the Robertson Property". The purpose for this study was to update the 2001 resource estimate, include results from the 2004-2005 drilling programs in the estimate and examine the effect of higher gold price on the economics of the existing resources. The mineral resource estimates of the Porphyry and combined 39A/Gold Pan Zones were conducted by an independent third party and a qualified person pursuant to NI 43-101. The Altenburg Hill and distal Target inferred mineral resources were estimated by R. T. McCusker, a qualified person pursuant to NI 43-101. A summary of the mineral resources estimated to be present on the Robertson Property are presented in the following table:

	Measured mineral resources			Indicated mineral resources			Total measured and indicated			Inferred mineral resources
	Short	Gold		Short	Gold		Short	Gold		Short	Gold
	tons	Grade	Contained	tons	Grade	Contained	tons	Grade	Contained	Tons	Grade	Contained
Zone	(000s)	(oz/ton)	ozs (000s)	(000s)	(oz/ton)	ozs (000s)	(000s)	(oz/ton)	ozs (000s)	(000s)	(oz/ton)	ozs (000s)
Porphyry(1)	10,600	0.020	212	2,100	0.018	37	12,700	0.020	249
39A/Gold Pan(2)				10,200	0.044	450	10,200	0.044	450	4,900	0.039	192
Altenburg Hill(1)										3,500	0.018	63
Distal Target(3)										1,008	0.178	179
Total	10,600	0.020	212	12,300	0.040	487	22,900	0.031	699	9,408	0.046	434

(1)	Estimates calculated using a 0.010 oz Au/t cutoff grade

(2)	Estimates calculated using a 0.015 oz Au/t cutoff grade
(3)	Estimates calculated using a 0.05 oz Au/t cutoff grade

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

              In 2007, Beacon Hill Consultants (1988) Ltd. (“Beacon Hill”) was commissioned by the Company to update the resource estimate on the Robertson Property. The purpose of the study was to incorporate additional drilling completed in 2006 in an updated resource estimate and to establish a program for continued development and provide a basis for a subsequent Technical Report. The final NI 43-101 compliant Mineral Resource Estimate for the Robertson Property, Lander County, Nevada report was received by the Company in February 2008. The new estimate, based on a gold price of US$600 per ounce, raised the Robertson property inferred resource to over 2.3 million ounces of gold—an increase of 110% over the previous NI 43-101 estimate from April 2006. A portion of the oxide resources are locally exposed at the surface and are potentially in an open pit mining configuration. Some of the new resources remain open to expansion on strike and at depth.

              The zones included in the Beacon Hill estimate are located within the Robertson’s Core claims only. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Cortez Gold Mines), were not part of the estimate.

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

Robertson Inferred Resources 2008 (by Beacon Hill)

Zone	Tons	Oz/tAu	Ounces
Distal	10,335,041	0.0335	346,224
39A	25,010,247	0.0287	717,794
South Zone	5,904,713	0.0269	158,837
Outside	2,187,500	0.0208	45,500
Gold Pan Oxide	7,049,181	0.0262	184,689

Zone	Tons	Oz/tAu	Ounces
Altenburg Hill Oxide	4,558,402	0.0208	94,815
Porphyry Oxide	19,121,927	0.0213	407,297
Gold Pan Sulphide	12,053,279	0.0208	250,708
Altenburg Hill Sulphide	584,016	0.0176	10,279
Porphyry Sulphide	4,480,533	0.0223	99,916
TOTAL	91,284,840	0.0253	2,309,506
  Gold ounces were calculated on the basis of US$600/oz Au and 70% Au recovery.
  The 0.015 ozAu/ton cut-off grade, utilized to report the resource, was derived from a mining cost of US$1.02/ton, process cost of US$5.00/ton and waste cost of US$1.14/ton.

The mineral resources in the table above were estimated using the CIM Standards on Mineral Resources and Reserves. This resource is compliant with National Instrument 43-101 regulations.

Data Used for Estimate

              A total of 1,204 drill holes were supplied for the Robertson Property in Lander County, Nevada which are the combined drill holes for the Gold Pan, 39A, Porphyry, Altenburg Hill and Lower Triplet Gulch zones in addition to areas that have drilling but lie outside the main areas of interest. The drill holes within the database included collars, downhole surveys, assays, and lithology.

              Solids models of the main ore zones within the Robertson Deposit were created that encompass the Gold Pan, 39A, Porphyry, Altenburg Hill, Distal and Triplet Gulch deposit areas. The ore zones to be included within the solids model and then to be used for constraining the interpolation procedure are split into an Oxide Zone and a Sulphide Zone where sufficient data existed to do so which included the Gold Pan, 39A, Porphyry and Altenburg Hill areas. Due to its depth, the Distal zone is considered to be sulphide material.

              Approximately 200 historic core samples were analyzed for dry bulk density using the volume displacement method. Densities for both ore and waste are primarily related to lithology, argillization, calc-silicate content and sulfide content. The average density for country rock was determined to be 12.2 cu ft/ton and 15.5 cu ft/ton for alluvium (2 determinations). These are historic determinations, which appear to be located for the most part, within the Porphyry Zone however, the exact locations are not known. The relative scarcity of specific gravity data is the primary reason for the resources being categorized as inferred and it is recommended that a comprehensive program to determine localized specific gravity be undertaken for future studies.

Estimate Method

              The estimation plan includes the following items:

  Storage of the mineralized zone code and percentage of mineralization.

  Application of density based on limited SG measurements.

  Estimation of the grades for Au using ordinary kriging.

  Ellipsoid orientation was orthogonal and ranges were set to 300 feet in the northing and easting whilst 200 feet in elevation.

              The estimation strategy employed a minimum of four composites and a maximum of 15 with a maximum of two from any one drillhole.

              Also, an octant search was used as it aids in declustering the estimate. This means that it helps to avoid over-influence of individual drill holes or sectors being overly informed, avoiding the use of samples that clustered together and thereby redundant. The maximum number of composites allowed in any one octant was two.

Conclusions

              It can be concluded that the Robertson Property is one of merit and is worthy of additional development work to enhance the resource base and increase the level of confidence in the resource. It is also concluded that a Preliminary Assessment be completed to ascertain the potential viability of the mineralized zones contained within the Property.

Proposed Exploration

              The Company believes that there is a potential for discovery of additional mineral resources on the Robertson Property. The Company plans to continue to explore the Robertson Property or seek third party partners for further exploration.

(ii)         Carve-Out Claims, Nevada, U.S.A.

              Under the terms of an Exploration and Mining Venture Agreement dated July 11, 1997, Barrick Gold Corporation (“Barrick”), formerly Placer, holds an undivided 61% interest and the Company has a 39% interest carried to production in the Carve-Out Claims.

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

(iii)        Norma Sass and Ruf Claims, Nevada, U.S.A

              The Company currently owns a 66.6% interest in the Norma Sass and Ruf Claims, which originally were a part of the Carve-Out Claims, after an option agreement with Levon was amended on October 3, 2002 transferring to Levon a 33.3% interest in the Norma Sass and Ruf Claims. Levon is a British Columbia company also engaged in the exploration of precious minerals and has four directors in common to the Company.

              In January 2005, we announced the formation of an exploration agreement with Agnico-Eagle. The agreement covers our Norma Sass, Blue Nugget and Lander Ranch claims. The Norma Sass agreement also includes our partnership with Levon. Under the agreement, Agnico-Eagle can earn a 51% interest in the Norma Sass, Blue Nugget and Lander Ranch claims by completing at least 45,000 feet of exploration drilling and paying certain advance royalties. At its option, Agnico-Eagle may acquire the claim leases from the underlying owners for its benefit and Agnico-Eagle shall be deemed to have earned an additional 24% interest. Agnico-Eagle will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

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

              In February 2007, Agnico-Eagle Mines Ltd. notified the Company that it would not be continuing its option on Company's Norma Sass, Lander Ranch and Blue Nugget properties because of other corporate priorities. The Company was pleased with the work done by Agnico-Eagle. They successfully showed depths to the lower plate sequence across the Norma Sass ground and extended the area of gold mineralization at Lander Ranch. The Company is reviewing results of Agnico-Eagle’s exploration programs in order to plan further work.

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

Item 4A. Unresolved Staff Comments

              Not Applicable.

Item 5. Operating and Financial Review and Prospects

              The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) for the year ended January 31, 2008 should be read in conjunction with the January 31, 2008 Audited Consolidated Financial Statements and the notes thereto.

              This Management Discussion and Analysis (“MD&A”) is dated May 21, 2008 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

              Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Overview

              The Company’s principal business activities are the acquisition, exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2008:

•
At our Annual General Meeting, the shareholders approved an ordinary resolution amending the Company’s share structure by subdividing the Company’s issued share capital of 8,267,360 common shares without par value into 24,802,080 common shares without par value, every one (1) common share being subdivided into three (3) common shares.

•
As set out in Note 8 to the Company’s audited financial statements, the Company completed a non-brokered private placement of 4,230,000 units at a price of $1.00 per unit (1,410,000 units at a price of $3.00 per unit before share subdivision), each unit consisting of one common share and one transferable share purchase warrant. Each warrant entitling the investor to purchase one additional share at an exercise price of $1.17 ($3.50 before subdivision) for a period of one year1.

•
We completed a deep drilling program on the Robertson Property in which Carlin-type mineralization, locally with strongly anomalous gold values, was encountered in rocks of the lower plate of the Robert Mountains thrust fault. Hole TV07-1 was collared in the northwest corner of the property and drilled vertical to a depth of 2,990 ft, but failed to intersect lower plate rocks. However, the hole did encounter several narrow zone of low- grade gold accompanied by strongly anomalous arsenic and antimony. The second hole, TV07-2, was also collared in the northwest corner of the property and drilled vertical to a depth of 3,450 ft. The hole intersected strongly altered limestone of the lower plate at a depth of 3,080 ft in the immediate footwall of a dike-filled high-angle fault.

______________________________________
1 On February 2008, the terms of the warrants were amended to extend its expiry date for an additional year until May 18, 2009.

Locally, the upper 200 ft of the lower plate intercept returned anomalous gold values ranging from 30 to 2,190 ppb, accompanied by anomalous levels for arsenic, antimony and thallium (for gold intercepts, see news release dated October 5, 2007 at www.coralgold.com). The drilling program was directly supervised by R. T. McCusker, a Qualified Person pursuant to NI 43-101.

•

We received the Robertson Property’s updated resource estimate prepared by Beacon Hill Consultants (1988) Ltd. (“Beacon Hill”). The estimate incorporates results from drilling programs done by Coral since the last published resource estimate from April 25, 2006. The updated 43-101 compliant resource estimate report2 was based on a gold price of US$600 per ounce and raised the Robertson property inferred resource to over 2.3 million ounces of gold, an increase of 110% over the previous NI 43-101 estimate from April 2006.

The zones included in the Beacon Hill estimate are located within the Robertson’s Core claims only. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Cortez Gold Mines), were not part of the estimate.

The resource estimate parameters were as follows:

	•	Gold ounces were calculated on the basis of US$600/oz Au and 70% Au recovery.

	•	The 0.015 ozAu/ton cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, process cost of US$5.00/ton and waste cost of US$1.14/ton.

	•	The database comprised a total of 1,160 drill holes, 533,453 feet (162,638 metres) of drilling and 101,757 gold assays.

•

The inferred resource covers 6 distinct and separate areas; Distal, 39A, Gold Pan, Porphyry, Altenburg Hill, Southern Area and then all remaining blocks outside these areas that warrant inclusion as an inferred resource. In addition, Gold Pan, Porphyry and Altenburg Hill were separated into oxide and sulphide zones for analysis and modeling.

	•	An interpreted mineralized envelope was modeled into a solid in MineSight 3DTM, with six area mineralized zones and then separated into oxide and sulphide zones.

	•	Block dimensions of 25 feet (7.6 m) North, 25 feet (7.6 m) East and 20 feet (6 m) vertically.

	•	Grade interpolation - 20 foot (6 m) composites.

	•	Composites greater than 0.075 ozAu/ton (2.33 gAu/tonne) limited in influence to 100 feet (30.5 m).

•

Tonnage estimates are based on 200 bulk historic density measurements carried out by previous operators. These were assigned to each block by zone. The resources are categorized as inferred since the amount and distribution of bulk tonnage factor data is sparse.

_____________________________________________
2 Final NI 43-101 compliant Mineral Resource Estimate for the Robertson Property, Lander County, Nevada report prepared by Beacon Hill Consultants Ltd. (“Beacon Hill”) of Vancouver, BC, received February 2008. (Please go to www.coralgold.com or www.sedar.com for a copy of the report).

Outlook

              Coral commissioned Beacon Hill to not only update the Robertson resource estimate but to also outline a program for continued development of the Core claims in 2008 and beyond. Beacon Hill has recommended a three-pronged development approach:

1.	Additional exploratory and definition drilling to increase the resource base and also the level of confidence in the resource to the indicated and/or measured categories.
2.	Complete a metallurgical program to enhance the metallurgical data.
3.

Commence a Preliminary Assessment Study on the mineralized zones within the Robertson Property to determine which of the zones have the greater potential for viability. The zones can then be prioritized for development.

              Based on these recommendations, Coral is preparing for a major round of drilling on the Core claims, expected to begin later in 2008.

Selected Annual Information

              The following financial data is derived from the Company’s audited consolidated financial statements for the three most recently completed financial years:

	January 31, 2008	January 31, 2007	January 31, 2006
	$	$	$
Revenue	––	—	—
Loss before other items	(1,359,172)	(1,983,965)	(2,301,983)
Loss for the year	(1,319,185)	(2,528,614)	(2,263,288)
Loss per share	(0.06)	(0.13)	(0.16)
Total assets	18,185,688	14,892,422	11,385,912
Total liabilities	3,925,356	3,991,576	3,711,170
Working capital	3,322,447	2,212,386	36,519

              The Company incurred a loss for the year of $1,319,185 in fiscal 2008 compared to losses of $2,528,614 and $2,263,288 in fiscal 2007 and 2006 respectively. The difference in loss for the year between the periods is primarily due to items such as stock-based compensation, future income tax expense and foreign exchange gains or losses which can have wide swings from one year to the next. For example, stock-based compensation went from $1,056,100 in fiscal 2006 to $295,189 in fiscal 2008. Foreign exchange differences can also alternate between a foreign exchange gain one year and a loss the next as was the case between fiscal 2006, 2007 and 2008. The Company has recorded only future income tax expense in each of the three periods as opposed to any future income tax recoveries.

              Total assets and working capital have risen each of the past two fiscal years as a result of the Company raising proceeds through the issuance of share capital. The majority of the Company’s expenditures are exploration related on its mineral properties and as such are capitalized. Therefore, a significant amount of the working capital used throughout each of the three years is converted from a current asset to a long term asset as opposed to going through the statement of operations. Mineral property expenditures have risen from $584,880 in fiscal 2006 to $1,660,128 in fiscal 2007 to $2,074,001 in fiscal 2008.

              The Company remains free of long term interest bearing debt and the total liabilities include current liabilities of $352,228 in fiscal 2008 which is $133,797 less than fiscal 2007. The overall level and increase of total liabilities over the three years is due to future income tax liabilities. The future income tax liability now stands at $3,562,808 as of January 31, 2008, an increase of $67,577 over fiscal 2007. The Company makes the assumption that future tax assets are more likely to not be realized because of the Company being in an exploration stage with no consistent or significant level of income other than interest. As a result, a valuation allowance is applied against any future income tax assets that the Company may have and therefore not shown as an asset on the balance sheet.

              The Company continues to have a reclamation bond as an asset with the State of Nevada, which was $320,103 in fiscal 2008. Based on independent third party information, management has estimated the Company’s asset retirement obligation to be $194,361. Management also intends to complete all outstanding reclamation items by the end of fiscal 2009. If this occurs, management expects to have a significant portion of the reclamation bond returned to the Company and the associated asset retirement obligation will be assessed once again and adjusted accordingly.

Results of Operations

Three months ended January 31, 2008 compared with the three months ended January 31, 2007

General and administrative expenses

              General and administrative expenses totaled $249,196 for the quarter ended January 31, 2008 compared with $385,329 for the quarter ended January 31, 2007, a decrease of $136,133. This decrease is attributed to decreases of $9,943 in consulting fees, $96,415 in legal and accounting fees, $10,350 in management fees, $12,750 in office and miscellaneous and $14,072 in stock-based compensation. Offsetting these decreases were increases of $4,995 in salaries and benefits and $5,399 in travel. The consulting and legal and accounting fees were significantly higher in the quarter ended January 31, 2007 because of the due diligence of the US Gold offer in that period and the legal fees associated with performing a title search. Management fees in the quarter ended January 31, 2008 were lower due to a reduction in fees regarding the CFO postion. The decrease in office and miscellaneous was mostly due to no insurance charges in Q4-January 31, 2008 while $8,750 of such expense was recorded in Q4-January 31, 2007. The Company had a directors liability insurance policy in place in the comparative quarter for the special committee that was formed to carry out due diligence on the US Gold offer and the coverage was not renewed afterwards. Because of the timing of stock option grants in the past year, there was no stock-based compensation charged in the quarter ended January 31, 2008 compared to $14,072 recorded in the quarter ended January 31, 2007. Higher salaries and benefits in 2008 were due to an increase in personnel to meet increasing regulatory and financial reporting demands. More tradeshow participation in Q4-January 31, 2008 caused the higher travel expenses over Q4-January 31, 2007.

Loss for the period

              The loss for the period ended January 31, 2008 was $294,843 compared with a loss of $1,035,608 for the quarter ended January 31, 2007, a decrease of $740,765. The primary reason for this reduction was a foreign exchange gain of $564,072 in the current period compared to a foreign exchange loss of $110,314 in the comparative quarter. Other items included an increase of $141,440 in future income tax expense and a decrease of $41,581 in write-downs of advances receivable.

Twelve months ended January 31, 2008 compared with the twelve months ended January 31, 2007.

Head office-general and administrative expenses

              General and administrative expenses totaled $1,359,172 for the year ended January 31, 2008 compared with $1,938,965 for the year ended January 31, 2007, a decrease of $624,793. The current year had decreases of $83,938 in consulting fees, $50,000 in directors fees, $43,640 in legal and accounting, $38,368 in office and miscellaneous, $453,220 in stock-based compensation, $2,285 in transfer agent fees and $14,378 in travel. Cost items that increased were investor relations and shareholder information by $8,988, listing and filing fees by $32,631, management fees by $2,275 and salaries and benefits by $17,287.

              Legal and accounting fees, consulting fees, office and miscellaneous and directors fees were all higher in the previous year as a result of the due diligence of a buyout offer and a mineral property review and title search of the Robertson Property. Besides needing U.S. based legal services for these activities, there were such items as special committee fees for the Directors, liability insurance and financial advisory services whereas these costs were much less or were not incurred in the current year.

              Listing and filing fees were higher in the current year because of the fee associated with performing the 3-for-1 common share split. Salaries and benefits were higher due to an increase in personnel to handle marketing, accounting, and administrative demands.

Loss for the period

              Loss for the year ended January 31, 2008 was $1,319,185 compared with a loss of $2,528,614 for the year ended January 31, 2007, a decrease of $1,209,429. The primary reasons for the decrease in the loss for the current year are the decreased administrative expenses of approximately $624,793 and a foreign exchange gain of $519,722 as discussed above. Interest revenue also increased from $144,422 in the prior year to $165,004 in the current year, a difference of $20,582. Another item was a decrease of $42,091 in write-downs of advances receivable. Fiscal 2007 also wrote down some investment securities by $28,657 whereas this did not happen in the current year.

Summary of Quarterly Results

Period ended	2008 Jan. 31 Q4	2007 Oct. 31 Q3	2007 Jul. 31 Q2	2007 Apr. 30 Q1	2007 Jan. 31 Q4	2006 Oct. 31 Q3	2006 Jul. 31 Q2	2006 Apr. 30 Q1
	$	$	$	$	$	$	$	$
Revenue	—	—	—	—	—	—	—	—
Loss for the period	(294,843)	(442,293)	(225,524)	(356,525)	(1,035,608)	(906,323)	(363,147)	(223,536)
Loss per share	(0.01)	(0.02)	(0.01)	(0.02)	(0.05)	(0.04)	(0.02)	(0.01)
Total assets	18,185,688	18,377,980	18,795,422	14,719,619	14,892,422	15,403,515	15,270,553	15,458,354

              Quarterly costs tend to climb as a result of significant exploration activities being carried out each year. Financial reporting and administrative requirements keep expanding as well which put further upward pressure on costs such as legal and accounting fees. Stock-based compensation and future income tax expense, both being non-cash items, can mask the upward trend of general and administrative costs. The fourth quarter of each year generally is most impacted by future income tax expense whereas the timing of stock-based compensation can be more varied.

              Because the Company has not generated significant income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized exploration costs so total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is mostly likely because cash was raised through the issuance of shares.

Liquidity and Capital Resources

              During the year ended January 31, 2008 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property and the Norma Sass/Ruf property by $2,260,086 and $5,478 respectively. At this time the Company has no operating income but is earning interest income on its entire cash holdings.

              At January 31, 2008, the Company had working capital of $3,322,447 and cash and cash equivalents of $3,602,089. During the year ended January 31, 2008, the Company closed a private non-brokered private placement for proceeds of $4,230,000 along with proceeds of $76,100 from the exercising of 135,000 stock options and $13,794 from the exercising of 20,691 warrants

              The Company is continuing its exploration program and the estimated cost for the current year is $2 million. The Company has sufficient cash on hand at this time to finance the limited exploration work on its mineral properties and maintain administrative operations through January 31, 2009.

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

Off-balance Sheet Arrangements

              The Company has no off-balance sheet arrangements.

Adoption of New Accounting Standards

              Effective February 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a retrospective basis with no restatement of prior period financial statements:

Section 1530 Comprehensive Income

              Effective February 1, 2007 comprehensive loss is comprised of the sum of the net loss and other comprehensive income or loss which includes unrealized gains or losses from changes in the fair market value of available-for-sale investments, changes in the fair market value of derivative instruments designated as cash flow hedges and currency translation adjustments on self-sustaining foreign operations. The Company does not have any derivative instruments or self-sustaining foreign operations and currently the Company’s accumulated other comprehensive income (loss) is comprised only of changes in the fair value of the Company’s available-for-sale investments.

Section 3251 Equity

              Section 3251 establishes standards for the presentation of equity and changes in equity, including changes arising from those items recorded in comprehensive income. As a result of this new standard, the Company has added consolidated statements of comprehensive loss and consolidated statements of shareholders’ equity to the consolidated financial statements.

Section 3855 Financial Instruments – Recognition and Measurement

              Section 3855 requires all financial assets and liabilities, including derivatives, to be carried at fair value on the Company’s balance sheet with the exception of loans and receivables, investments that are intended to be held to maturity and non-trading financial liabilities which are carried at fair value at inception. Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument. Transaction costs attributable to financial instruments classified as held-for-trading must be recognized in net income (loss) immediately.

              The Company has reviewed and classified its financial instruments as follows:

  Cash and cash equivalents are classified as a financial asset held for trading and are measured at fair value. Gains or losses related to periodic revaluation are recorded to net income or loss.
  Advances receivable, interest receivable and reclamation deposit are classified as loans and receivables and are initially measured at their fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.
  Investment securities involving shares of companies over which the Company does not have control or exercises significant influence are classified as available-for-sale and accounted for at fair market value. Unrealized gains or losses on these investments are recorded as other comprehensive income or loss.
  Accounts payable and advances payable to related parties are classified as other liabilities and are initially measured at fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

              On the adoption of this new standard, there was a transitional adjustment of $67,883 to the beginning of year accumulated other comprehensive income representing the unrealized gain on available-for-sale investments as at February 1, 2007. At February 1, 2008, management assessed that the Company had no embedded derivatives and did not enter into any contracts containing embedded derivatives during the course of the year.

Section 3861 Financial Instruments – Disclosure and Presentation

              Section 3861 establishes standards for presentation of financial instruments and identifies the information required for disclosure in the Company’s financial statements.

Section 3865 Hedges

              This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On adoption of this standard, the Company did not have any agreements or contracts which are required to follow hedge accounting.

Outstanding Share Data

              At the Annual General Meeting dated July 17, 2007, the shareholders approved an ordinary resolution amending the Company’s share structure by subdividing the Company’s issued share capital of 8,267,360 common shares without par value into 24,802,080 common shares without par value, every one (1) common share being subdivided into three (3) common shares (the “Subdivision”). The Company received regulatory approval of the Subdivision on August 19, 2007.

              The Company had the following issued and outstanding share capital as at January 31, 2008 and May 21, 2008:

Common shares:	24,882,771 at January 31, 2008
24,989,771 at May 21, 2008

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jan 31/08)	Number of Shares Remaining Subject to Options (May 21/08)
December 1, 2009	$0.56	661,500	559,500
April 12, 2010	$0.56	45,000	30,000
December 12, 2010	$1.17	631,500	631,500
September 6, 2011	$1.29	750,000	750,000
September 12, 2012	$1.00	735,000	735,000
February 14, 2013	$1.00	--	100,000
March 4, 2013	$1.11	--	100,000
March 27, 2013	$1.11	--	399,000
May 1, 2013	$1.00	--	35,000
		2,823,000	3,340,000

Warrants:

Expiry Date	Exercise Price Per Share (Jan 31/08)	Number of Underlying Shares (Jan 31/08)	Exercise Price Per Share (May 21/08)	Number of Underlying Shares (May 21/08)
May 18, 2008 (original expiry date)	$1.17	4,230,000	$1.17	4,230,000
May 18, 20093 (new expiry date)		4,230,000		4,230,000

Commitments

              In February 2008, the Company entered into an agreement with an individual to provide investor relations services. In consideration of the services rendered, the Company will pay $1,500 per month for a term of one year unless terminated upon 30 day’s notice by either party. Under this agreement, the Company has also granted 50,000 incentive stock options.

_______________________________________________
3 Warrants term extended for an additional year from May 18, 2008 to May 19, 2009 as consented by the TSX Venture Exchange on February 27, 2008.

              In March 2008, the Company entered into an agreement with a company to provide investor relations services. In consideration of the services rendered, the Company will pay $6,000 per month for a term of one year unless terminated by the Company at any time after 90 days of the execution of the agreement. Under this agreement, the Company has also granted 499,000 incentive stock options.

              In March 2008, the Company entered into a contract with a company for 37,600 feet of reverse circulation drilling on the Company’s Robertson Property with the drilling expected to be completed in fiscal 2009. The drilling costs for this contract are estimated to be between $1.3 and $1.5 million.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 21, 2008. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

Item 6. Directors, Senior Management and Employees

A.           Directors and Senior Management

              The following is a list of the Company’s directors and officers as of July 18, 2008. The directors were re-elected by the Company’s shareholders on July 4, 2008 and are elected for a term of one year which term expires at the election of the directors at the next annual meeting of shareholders.

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
Vice President Finance and
Director of Bralorne Gold
Mines Ltd. and Berkley
Resources Inc.; President of
Gray Rock Resources Ltd.;
President and Director of
Avino Silver & Gold Mines
Ltd.; and Director of Mill
Bay Ventures Inc. and
Cresval Capital Corp.;
Director and VP Finance of
		Levon Resources Ltd.	September 1997

Gary Robertson	Director	Certified Financial Planner, Director of the Company and Director of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	August 2005

C. Victor Chevillon	Director	Consulting Geologist, Director of the Company and of Levon Resources Ltd. and Avino Silver & Gold Mines Ltd.	July 2007

Mimy Fernandez- Maldonado	Corporate Secretary	Corporate Secretary of the
Company and of Avino
Silver & Gold Mines Ltd.,
Berkley Resources Inc.,
Bralorne Gold Mines Ltd., ,
Gray Rock Resources Ltd.,
Levon Resources Ltd. and
Mill Bay Ventures Inc.;
formerly Corporate
		Secretary of La Mancha	September 2007

Name	Position Held	Principal Occupation	Director/Officer Since
Resources Inc, Leisure Canada Inc and X-Tal Minerals Inc.

Lisa Sharp	Chief Financial Officer	Chief Financial Officer of
Berkley Resources Inc.,
Bralorne Gold Mines Ltd.,
Coral Gold Resources Ltd.,
Gray Rock Resources Ltd.,
Levon Resources Ltd., Mill
Bay Ventures Inc. and Sonic
		Technology Solutions Inc.	June 2008

______________________________

(1)   Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.           Compensation

              The directors of the Company have not been compensated by the Company in their capacities as directors during the most recently completed financial year other than an aggregate of $12,000 paid to Lloyd Andrews for director’s fees. In addition, the Company paid an aggregate of $75,000 to Frobisher Securities Ltd., a private British Columbia Corporation controlled by Louis Wolfin and director of the Company for management advisory services. The Company paid an aggregate of $29,490 to Lindsay Gorrill for management advisory services. The Company paid an aggregate of $30,000 to Wear Wolfin Designs Ltd., a private British Columbia corporation controlled by the spouse of Matt Wayrynen, Vice-President, former President and a director of the Company, for management advisory services. The Company paid an aggregate of $30,000 to Intermark Capital Corp, a private British Columbia Corporation controlled by David Wolfin, a director of the Company, for management advisory services. The Company paid directors Chris Sampson and Victor Chevillon, $42,661 and $15,332, respectively, for geological consulting fees. Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 73,400 shares of the Company at a price of $1.70 per share exercisable on or before December 1, 2009, 29,400 of which have been exercised and an aggregate of 75,000 shares of the Company at a price of $3.55 per share exercisable on or before December 12, 2010, none of which have been exercised and an aggregate of 55,000 shares of the Company at a price of $3.92 per share exercisable on or before September 5, 2011, none of which has been exercised.

              No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

              The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during each of the last three financial years of the Company to its Chief Executive Officer, Chief Financial Officer and to the other executive officers of the Company who received a combined salary and bonus in excess of $150,000, referred to as the “Named Executive Officers” during the financial year ended January 31, 2008.

Summary Compensation Table
					Long-Term
	Annual Compensation				Compensation Awards
					Securities
			Bonus		Under	Restricted
			for	Other Annual	Options/SARs	Shares/Units	All Other
Name/Principal		Salary(1)	the Year	Compensation	Granted	Awarded	Compensation
Position	Year	$	$	$	(#)(2)	$	$
Louis Wolfin	2008	75,000	Nil	Nil	Nil	Nil	1,547
President	2007	31,250	Nil	Nil	225,000	Nil	1,320
	2006	N/A	525,000(3)	2,000	150,000	N/A	1,831
Kevin Bales(4)	2008	3,375	Nil	Nil	Nil	Nil	Nil
Chief Financial	2007	N/A	N/A	N/A	N/A	N/A	N/A
Officer	2006	N/A	N/A	N/A	N/A	N/A	N/A
Lindsay Gorrill	2008	29,490	Nil	Nil	Nil	-	Nil
Chief Financial	2007	35,965	Nil	Nil	60,000	-	Nil
Officer	2006	N/A	N/A	N/A	N/A	N/A	N/A
_______________________
(1)	No employee earned in excess of $100,000.
(2)	Represents total common shares under options as of the end of the fiscal year.
(3)	Represents a bonus payment for past services and contributions to the Company.
(4)	Kevin Bales was appointed CFO of the Company in November 2007.

Termination of Employment, Changes in Responsibilities and Employment Contracts

              The Company does not have an employment contract with the Named Executive Officers, and there are no contractual provisions for termination of employment or change in responsibilities.

C.           Board Practices

              Currently, the Company has six directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 4, 2008, the shareholders elected Lloyd Andrews, Gary Robertson, Chris Sampson, David Wolfin, Victor Chevillon and Louis Wolfin as directors.

              The board has considered the relationship of each director to the Company and considers two of the six directors to be “independent” (Messrs. Andrews and Robertson) for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices..

              Two of the directors who are considered related (Messrs. David Wolfin, Louis Wolfin) are related by family. Chris Sampson is also the Vice-President of Exploration of the Company. Victor Chevillon will perform geological consulting from time to time.

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

              The corporate governance committee currently consists of three directors (Messrs. Lloyd Andrews, Gary Robertson and Victor Chevillon). Messrs. Andrews and Robertson are considered independent.

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

              The committee consists of two unrelated directors (Messrs. Robertson and Andrews) and one related director (Mr. Louis Wolfin). It is intended that the compensation committee will eventually be comprised solely of unrelated directors.

D.           Employees

              The Company has one full-time employee located in Nevada, United States.

E.           Share Ownership

              Please refer to "Item 4 – History and Development of the Company" for information regarding the Subdivision relating to the Company's common shares. Unless otherwise stated, the information contained herein does not reflect the Subdivision.

              The Company currently maintains a formal stock option plan, referred to as the "Plan", under which stock options have been granted and may be granted to purchase up to 4,104,000 common shares. As at July 22, 2008, stock options to purchase a total of up to 3,926,200 shares have been granted under the Plan, leaving options for 177,800 shares available.

              During the most recent fiscal year, stock options have been granted Named Executive Officers as follows:

              Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 220,200 shares of the Company at a price of $0.56 per share exercisable on or before December 1, 2009, 160,200 of which have been exercised, an aggregate of 225,000 shares of the Company at a price of $1.17 per share exercisable on or before December 12, 2010, none of which have been exercised; an aggregate of 165,000 shares of the Company at a price of $1.29 per share exercisable on or before September 5, 2011, none of which have been exercised; and an aggregate of 125,000 shares of the Company at a price of $1.00 per share exercisable on or before September 12, 2012, none of which have been exercised.

              The following table sets out the share ownership of the directors and officers of the Company as of July 22, 2008.

Name of Beneficial Owner	Number of Shares	Percent
Victor Chevillon	14,000	*
Louis Wolfin	1,411,601	5.65%
Chris Sampson	66,300	*
Lloyd Andrews	0	*
Gary Robertson	173,550	*
David Wolfin	646,600	2.59%
Mimy Fernandez-Maldonado	0	*
Lisa Sharp	0	*
____________________ * Less than one percent

Item 7. Major Shareholders and Related Party Transactions

A.           Major Shareholders

              As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government or by any other natural or legal person(s) severally or jointly.

              To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at July 23, 2008 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, bases solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class
Common Shares	Robert McEwen	3,750,000	15.01%
Common Shares	All the Officers and Directors of the Company	2,312,051	9.25%

_________________
1 Consists of 2,250,000 common shares and 2,250,000 share purchase warrants.

              All of the Company's common shares carry the same voting rights and the Company is not aware of any arrangements which may at a subsequent date result in a change of control of the Company.

              The subscription agreement entered into between Mr. McEwen and the Company provides, among other things, that, for a period of two years following the closing of the acquisition of the common shares, if at any time subsequent to the closing of the acquisition of such common shares, Mr. McEwen owns not less than 10% of the issued and outstanding common shares of the Company (assuming the exercise of any warrants held by Mr. McEwen), then Mr. McEwen shall have a right of first refusal to participate in any future financings of the Company. On March 2, 2008, the right of first refusal expired and is no longer of any force or effect.

              As of July 23, 2008, there were 292 record holders in the United States holding 14.57% of the Company’s outstanding common stock representing approximately 87.95% of the total shareholders. The Company’s Common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common stock.

B.           Related Party Transactions

              Related party transactions for the 2008 fiscal year are as follows:

(a)

Advances receivable represent amounts due from related parties. These amounts due from related parties include $Nil (2007 - $28,003 less an allowance for bad of $28,003; 2006 - $28,003) due from a joint venture with common management and common directors; $Nil (2007 - $1,471; 2006 - $1,430) from a Director of the Company; $Nil (2007 - $4,751; 2006 - $Nil) due to a company with common management in regards to the cost sharing agreement for overhead expenses; and $13,808: $53,007 less an allowance for bad debt of $39,199 (2007 - $16,217: $62,253 less an allowance for bad debt of $46,036; 2006 - $13,124: $89,992 less an allowance for bad debt of $76,868) with a company with common management and common directors.

(b)

Advances payable include $17,000 (2007 - $17,000; 2006 - $31,620) due to Directors in regards to past directors’ fees; $16,662 (2007 - $Nil; 2006 - $26,922) due to a company with common management in regards to the cost sharing agreement for overhead expenses; $2,570 (2007 - $Nil; 2006 - $Nil) to a director of the Company in regards to geological consulting fees; and $267 (2007 - $Nil; 2006 - $3,414) to a company controlled by a Director in regards to expense reimbursements.

(c)	Consulting fees of $30,000 (2007 - $30,000; 2006 - $30,000) were paid to a company owned by a Director.

(d)

Management fees of $75,000 (2007 - $31,250; 2006 - $Nil) and $30,000 (2007 - $30,000; 2006 - $30,000) were paid to companies owned by two Directors. $29,490 (2007 - $35,965; 2006 - $Nil) was paid to an officer of the Company.

(e)	Geological consulting fees of $42,661 (2007 - $42,400; 2006 - $19,200) and $15,332 (2007 - $Nil; 2006 - $Nil) were paid to two private companies owned by Directors of the Company.

(f)	Directors’ fees of $12,000 (2007 - $62,000; 2006 - $12,000) were paid to Directors of the Company.

(g)	An allowance in the amount of $209,840 (2007 - $209,840; 2006 - $209,840) has been accrued in respect of advances made to a Company with common management.

(h)

The loan receivable of $83,000 outstanding at January 31, 2006, which was due from a subsidiary of a related company with common management that provides drilling services, was collected during the 2007 year.

(i)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $Nil (2007 - $225,000; 2006 - $525,000).

(j)

The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party. A total of $168,983 (2007 - $116,135; 2006 - $166,203) was charged to operations in relation to the cost sharing agreement.

              The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

              These transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

C.           Interest of Experts and Counsel.

              Not Applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 17 to this Annual Report and include the following:

	•	Report of Independent Registered Public Accounting Firm
	•	Consolidated Balance Sheets
	•	Consolidated Statements of Loss and Comprehensive Loss
	•	Consolidated Statements of Shareholders’ Equity
	•	Consolidated Statements of Cash Flows
	•	Consolidated Statements of Mineral Properties
	•	Notes to Consolidated Financial Statements

Dividend Policy

              The Company has never paid any dividends and does not intend to in the near future.

Legal Proceedings

              None.

B.	Significant Changes

As disclosed in Note 13(a) to the audited financial statements, subsequent to the date of the financial statements provided below in item 17, the Company has completed a mineral lease with an option-to-purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of U.S.$25,000, renewable in successive four-year terms, provided that the rent will increase by U.S.$5,000 every four years. The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for U.S.$1,000,000 per percentage point upon notice to the Lessors. The Company also has the exclusive right to purchase the property, subject to the NSR, for U.S.$1,000,000 upon notice to the Lessors.

Item 9. The Offering and Listing

A.           Price History of Stock

              The high and low prices expressed in Canadian dollars on the TSX-V for the Company’s common stock and the high and low prices expressed in United States dollars quoted on the OTCBB for the last six months, subsequent period, and for each quarter for the last two fiscal years.

	TSX-V		OTCBB
	(Canadian Dollars)		(United States Dollars)

Last Six Months	High	Low	High	Low
June 2008	0.96	0.73	0.96	0.73
May 2008	1.08	0.78	1.05	0.79
April 2008	1.30	0.83	1.26	0.84
March 2008	1.49	1.18	1.50	1.17
February 2008	1.47	0.72	1.50	0.72
January 2008	0.85	0.55	0.84	0.54

2007-2008	High	Low	High	Low
Fourth Quarter ended January 31, 2008	0.85	0.45	0.85	0.45
Third Quarter ended October 31, 2007(2)	1.25	0.66	1.12	0.60
Second Quarter ended July 31, 2007(2)	3.25	2.66	1.17	0.77
First Quarter ended April 30, 2007(2)	3.98	2.70	1.15	0.76

2006-2007	High	Low	High	Low
Fourth Quarter ended January 31, 2007	4.05	2.70	3.55	2.30
Third Quarter ended October 31, 2006	4.29	3.02	4.05	2.55
Second Quarter ended July 31, 2006	5.75	2.87	5.19	2.76
First Quarter ended April 30, 2006	6.99	3.14	5.95	2.74

	TSX-V		OTCBB
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years	High	Low	High	Low
2008 Annual(2)	3.98	0.45	1.17	0.45
2007 Annual	6.99	2.70	5.95	2.30
2006 Annual	4.17	0.99	3.30	0.80
2005 Annual(1)	4.30	1.12	2.40	0.90
2004 Annual(1)	0.61	0.25	0.45	0.20

(1) On July 30, 2004, the shareholders approved a 10:1 share consolidation. The share consolidation was effective September 14, 2004. These share prices reflect the pre-consolidation shares.
(2) On July 17, 2007 the shareholders approved a subdivision of the Company’s issued share capital by dividing one common share into three common shares. This was accepted for filing by the TSX Venture Exchange on August 19, 2007 and the common shares commenced trading on a sub-divided basis at the opening of August 29, 2007.

B.           Plan of Distribution

              Not Applicable.

C.           Markets

              The Common stock of the Company is listed on the TSX-V under the symbol “CLH”, in the United States on the OTCBB, under the symbol “CLHRF” and on the FSE under the symbol “GV8”.

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

I.           Subsidiary Information

              Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

              The Company’s financial assets are in the form of cash and cash equivalents. These assets include cash on deposit, primarily in Canadian funds, with banks and highly liquid short-term interest bearing securities and as such management is of the opinion that the Company is not exposed to significant interest, credit or currency risks. The Company currently has minimal exposure to foreign exchange risk. This is limited to payments of current trade accounts payable in U.S. dollars which due to the relatively narrow movement of the U.S. dollar relative to the Canadian dollar has had minimal impact. The Company has no embedded derivatives and has not entered into any contracts containing embedded derivatives financial instruments.

              The Company is equity financed and does not have any debt which could be subject to significant interest rate risks. The Company does not believe it currently has any materially significant market risks relating to its explorations resulting from foreign exchange rates; however future variations in the exchange rate may give rise to foreign exchange gains or losses that could be significant.

Item 12. Description of Securities Other than Equity Securities

              Not Applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

              None.

Part II

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

              None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

              The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2008 to ensure that information required to be disclosed in reports filed or submitted under Canadian and United States securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

              The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

              Using the framework provided by the Committee of Sponsoring Organizations (“COSO”), the Company conducted an evaluation of the effectiveness of the internal controls over financial reporting as at January 31, 2008 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in- house knowledge to address complex accounting and tax issues that may arise.

              As a result of these weaknesses, the Company’s internal controls over financial reporting are not effective. The weaknesses and their related risks are not uncommon in a company the size of Coral Gold because of limitations in size and number of staff. The Company believes it has taken initial steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

              This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

              During the period covered by this annual report, there have been no changes in the Company’s internal controls over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

              The independent registered public accounting firm for the last two fiscal years was Ernst & Young LLP, Chartered Accountants.

Audit Fees

              The aggregate fees billed by the Company’s independent registered public accounting firm for the audit of the Company's annual financial statements on Form 20-F for the fiscal year ended January 31, 2008 were $75,000 and for January 31, 2007 were $66,000.

Audit-Related Fees

              Audit related fees were $10,000 for the year ended January 31, 2008. These fees related to the Company’s adoption of new accounting policies and advisory services provided with respect to the Company’s Form 20-F. Audit related fees for the year ended January 31, 2007 were $4,750. These fees related to services with respect to the Company’s Form 20-F.

Tax Fees

              There were no aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent registered public accounting firm for the fiscal years ended January 31, 2008 and 2007.

All Other Fees

              The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were nil for the fiscal years ended January 31, 2008 and 2007.

              The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal years 2008 and 2007. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Item 18. Financial Statements

Not applicable. See Item 17.

Item 19. Exhibits

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
13.3	Consent of Expert
13.4	Consent of Expert
13.5	Consent of Expert
13.6	Consent of Expert
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*

___________________________
* Previously filed.

CORAL GOLD RESOURCES LTD.

Audited Consolidated Financial Statements

for years ended January 31, 2008, 2007 and 2006
(In Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Coral Gold Resources Ltd.
(an exploration stage company)

We have audited the accompanying consolidated balance sheets of Coral Gold Resources Ltd. (an exploration stage company) as at January 31, 2008 and 2007 and the related consolidated statements of loss and comprehensive loss and cash flows for each of the years in the three year period ended January 31, 2008, and for the period from January 22, 1981 (inception) through January 31, 2008 and the related consolidated statements of shareholders’ equity and mineral properties for each of the years in the three year period ended January 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements for the period from January 22, 1981 (inception) through January 31, 2005, were audited by other auditors who have ceased operations and whose report dated April 13, 2005 expressed an unqualified opinion on those statements. The consolidated financial statements for the period from January 22, 1981 (inception) through January 31, 2005 included total revenues and net loss of $2,176,079 and $20,510,872, respectively. Our opinion on the consolidated statements of loss and deficit and cash flows for the period from January 22, 1981 (inception) through January 31, 2008, insofar as it relates to amounts for prior periods through January 31, 2005 is based solely on the report of other auditors.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2008 and for the period from January 22, 1981 (inception) through January 31, 2008 in conformity with Canadian generally accepted accounting principles.

Vancouver, Canada,	/s/ Ernst & Young LLP
May 27, 2008	Chartered Accountants

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

As at January 31	(In Canadian Dollars)

	2008	2007
	$	$
ASSETS

Current
Cash and cash equivalents [note 2]	3,602,089	2,545,711
Advances receivable from related parties [note 9(a)]	13,808	50,442
Interest receivable and prepaid expenses	58,778	86,644

	3,674,675	2,682,797

Investment securities [note 4]	167,282	118,751
Equipment [note 5]	2,327	2,908
Mineral properties [note 6]	14,021,301	11,755,737
Reclamation deposit [note 7]	320,103	332,229

	18,185,688	14,892,422

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities [note 9(h)]	121,368	452,439
Advances payable to related parties [note 9(b)]	36,499	17,972
Asset retirement obligation [note 10]	194,361	15,614
	352,228	486,025

Future income tax liability [note 11]	3,562,808	3,495,231

Non-controlling interest	10,320	10,320

Shareholders’ equity

Share capital [note 8]	40,211,705	36,706,478
Contributed surplus	3,221,663	2,096,750
Accumulated other comprehensive income [note 2(i)]	48,531	—
Deficit	(29,221,567)	(27,902,382)
	14,260,332	10,900,846
	18,185,688	14,892,422

See accompanying notes

On behalf of the Board:

/s/ Louis Wolfin	/s/ David Wolfin
Director	Director

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF LOSS
AND COMPREHENSIVE LOSS

Years ended January 31	(In Canadian Dollars)

	For the period from
	inception on
	January 22, 1981
	to January 31, 2008	2008	2007	2006
	$	$	$	$

REVENUE
Sales	2,176,079	—	—	—
Cost of sales	(5,383,348)	—	—	—
	(3,207,269)	—	—	—
EXPENSES
Administrative services	1,058,598	—	—	—
Amortization	4,035	581	726	909
Consulting fees [note 9(c)]	408,940	48,737	132,675	40,603
Directors fees [note 9(f)]	149,763	12,000	62,000	12,000
Investor relations and shareholder information	2,180,708	144,108	135,120	85,283
Legal and accounting	3,520,158	438,377	482,017	208,314
Listing and filing fees	235,480	65,418	32,787	17,532
Management fees [note 9(d)]	621,205	134,490	132,215	105,000
Office and miscellaneous	2,191,702	58,361	96,729	82,007
Salaries and benefits	1,112,942	104,235	86,948	625,351
Stock-based compensation	2,443,231	295,189	748,409	1,056,100
Transfer agent fees	77,495	11,577	13,862	9,124
Travel	1,037,770	46,099	60,477	59,760
	15,042,027	1,359,172	1,983,965	2,301,983
Loss before the following	(18,249,296)	(1,359,172)	(1,983,965)	(2,301,983)
Other items
Interest income	1,163,716	165,004	144,422	20,454
Foreign exchange gain (loss)	875,053	519,722	(115,024)	193,650
Gain realized on disposition of option on property	143,552	—	—	—
Gain on sale of investments	17,692	—	—	—
Recovery (write-down) of advances receivable	(438,472)	(24,029)	(66,120)	12,467
Financing costs	(341,006)	—	—	—
Write-down of investment securities	(838,485)	—	(28,657)	—
Loss on equipment disposals	(32,784)	—	—	—
Write-down of equipment	(16,335)	—	—	—
Write-down of mineral properties	(7,110,148)	—	—	—
Loss for the year before future income
taxes and non-controlling interest	(24,826,513)	(698,475)	(2,049,344)	(2,075,412)
Future income tax expense [note 11]	(4,395,043)	(620,710)	(479,270)	(187,865)
Non-controlling interest loss	(11)	—	—	(11)
Net Loss for the period	(29,221,567)	(1,319,185)	(2,528,614)	(2,263,288)
Other comprehensive income
Unrealized gain (loss) on investment securities [note 4]	48,531	(19,352)	––	––
Total comprehensive loss	(29,173,036)	(1,338,537)	(2,528,614)	(2,263,288)

Basic and diluted:
Loss per share [note 8(b)]		(0.06)	(0.13)	(0.16)

Weighted average number of common shares outstanding		23,570,728	19,857,210	14,369,643

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended January 31	(In Canadian Dollars)

						Accumulated
				Subscriptions		Other	Total
	Number of		Contributed	Received In		Comprehensive	Shareholders'
	Common Shares	Share Capital	Surplus	Advance	Deficit	Loss	Equity
		$	$	$	$	$	$
Balance, January 31, 2005	4,648,905	30,754,678	343,533	-	(23,110,480)	-	7,987,731

Common shares issued for cash:
Private placements	-	-	-	60,000	-	-	60,000
Exercise of warrants	9,397	25,944	-	-	-	-	25,944
Exercise of stock options	102,500	174,250	-	-	-	-	174,250
Shares returned to treasury	(2,500)	(11,000)	-	-	-	-	(11,000)
Share issue costs	-	-	-	-	-	-	-
Shares issued for Marcus Corp purchase	347,964	528,905	-	-	-	-	528,905
Warrants issued on acquisition of Marcus
Corp purchase	-	-	116,100	-	-	-	116,100
Fair value of stock options exercised	-	87,560	(87,560)	-	-	-	-
Fair value of warrants exercised	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	1,056,100	-	-	-	1,056,100
Loss for the year	-	-	-	-	(2,263,288)	-	(2,263,288)

Balance, January 31, 2006	5,106,266	31,560,337	1,428,173	60,000	(25,373,768)	-	7,674,742

Common shares issued for cash:
Private placements	1,500,000	4,500,000	-	(60,000)	-	-	4,440,000
Exercise of warrants	191,194	527,888	-	-	-	-	527,888
Exercise of stock options	36,900	66,430	-	-	-	-	66,430
Shares returned to treasury	(2,000)	(11,000)	-	-	-	-	(11,000)
Share issue costs	-	(17,009)	-	-	-	-	(17,009)
Fair value of stock options exercised	-	35,147	(35,147)	-	-	-	-
Fair value of warrants exercised	-	44,685	(44,685)	-	-	-	-
Stock-based compensation expense	-	-	748,409	-	-	-	748,409
Loss for the year	-	-	-	-	(2,528,614)	-	(2,528,614)

Balance carried forward,
January 31, 2007	6,832,360	36,706,478	2,096,750	-	(27,902,382)	-	10,900,846

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended January 31	(In Canadian Dollars)

						Accumulated
	Number of			Subscriptions		Other	Total
	Common		Contributed	Received In		Comprehensive	Shareholders'
	Shares	Share Capital	Surplus	Advance	Deficit	Loss	Equity
		$	$	$	$	$	$
Balance brought forward,
January 31, 2007	6,832,360	36,706,478	2,096,750	-	(27,902,382)	-	10,900,846

Stock split on a 3 for 1 basis [note 8(b)]	13,664,720	-	-	-	-	-	-
	20,497,080	36,706,478	2,096,750	-	(27,902,382)	-	10,900,846

Transitional adjustment to beginning balance on adoption of new
accounting policy [note 2(ii)]	-	-	-	-	-	67,883	67,883

Common shares issued for cash:
Private placements	4,230,000	3,369,900	860,100	-	-	-	4,230,000
Exercise of warrants	20,691	13,794	-	-	-	-	13,794
Exercise of stock options	135,000	76,100	-	-	-	-	76,100
Fair value of stock options exercised	-	40,840	(40,840)	-	-	-	-
Fair value of warrants exercised	-	4,593	(4,593)	-	-	-	-
Fair value of stock options issued for consulting services rendered	-	-	15,057	-	-	-	15,057
Stock-based compensation expense	-	-	295,189	-	-	-	295,189
Loss for the year	-	-	-	-	(1,319,185)	-	(1,319,185)
Unrealized loss on investment securities	-	-	-	-	-	(19,352)	(19,352)

Balance, January 31, 2008	24,882,771	40,211,705	3,221,663	-	(29,221,567)	48,531	14,260,332

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended January 31	(In Canadian Dollars)

	For the period from
	inception on
	January 22, 1981
	to January 31, 2008	2008	2007	2006
	$	$	$	$
OPERATING ACTIVITIES
Loss for the period	(29,221,567)	(1,319,185)	(2,528,614)	(2,263,288)
Adjustments for items not involving cash:
Amortization	4,035	581	726	909
Write-down of equipment	16,335	—	—	—
Stock based compensation	2,443,231	295,189	748,409	1,056,100
Fair value of options issued for consulting services	15,057	15,057	––	––
Non-controlling interest	11	—	––	11
Future income tax expense	4,395,043	620,710	479,270	187,865
Write-down of investment securities	838,485	––	28,657	—
Write-down of mineral properties	7,110,148	—	—	—
Write-down of advances receivable	414,443	––	66,120	12,467
Loss on equipment disposals	32,784	—	—	—
Gain on sale of investments	(17,692)	—	—	—
Gain realized on disposition of option on property	(143,552)	—	—	—
Foreign exchange (gain) loss	(1,184,897)	(553,133)	89,877	(214,051)
Changes in non-cash working capital:
Decrease (increase) in advances receivable	(428,251)	36,634	11,916	3,276
Decrease (increase) in interest receivable and prepaid expenses	(58,778)	27,866	(82,908)	(57,209)
Increase (decrease) in accounts payable and accrued liabilities	121,368	(331,071)	(244,371)	610,873
Increase (decrease) in advances payable	36,499	18,527	(43,984)	(14,396)
Decrease in asset retirement obligation	(13,202)	(12,816)	(386)	––
Cash used in operating activities	(15,640,500)	(1,201,641)	(1,475,288)	(677,443)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures	(19,757,871)	(2,074,001)	(1,660,128)	(584,880)
incurred
Acquisition of Marcus Corporation	(14,498)	—	––	(14,498)
Proceeds on sale of equipment	92,732	—	—	—
Repayment of (advances of) loan receivable	—	––	83,000	(33,000)
Purchase of equipment	(145,485)	—	—	—
Purchase of investments	(1,058,950)	—	––	(17,474)
Decrease (increase) in reclamation deposit amounts	(320,103)	12,126	(71,253)	257,081
Cash used in investing activities	(21,204,175)	(2,061,875)	(1,648,381)	(392,771)

FINANCING ACTIVITIES
Subscriptions received in advance	—	––	––	60,000
Cash from share subscriptions receivable	—	—	––	11,945
Issuance of shares for cash, net	40,417,635	4,319,894	5,006,309	189,194
Cash provided by financing activities	40,417,635	4,319,894	5,006,309	261,139

Net increase (decrease) in cash and cash equivalents	3,572,960	1,056,378	1,882,640	(809,075)
Cash and cash equivalents, beginning of year	29,129	2,545,711	663,071	1,472,146
Cash and cash equivalents, end of year	3,602,089	3,602,089	2,545,711	663,071
Supplemental cash flow information:
Cash paid during the year for:
Interest		333	57	40
Income taxes		—	—	—

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF
MINERAL PROPERTIES

Years ended January 31	(In Canadian Dollars)

			Proceeds of
	Acquisition	Exploration	Interest
	Cost	Expenditures	Disposed of	Total
	$	$	$	$

Robertson Property [note 6(a)(i) and 6(a)(iii)]
Balance, January 31, 2006	801,956	11,189,446	(1,937,625)	10,053,777
2007 transactions, net	14,068	1,669,522	—	1,683,590
Balance, January 31, 2007	816,024	12,858,968	(1,937,625)	11,737,367
2008 transactions, net	258,603	2,001,483	—	2,260,086
Balance, January 31, 2008	1,074,627	14,860,451	(1,937,625)	13,997,453

Ruf and Norma Sass Properties
[note 6(a)(i) and6(a)(ii)]
Balance, January 31, 2006	—	81,130	(39,301)	41,829
2007 transactions, net	—	(23,462)	—	(23,462)
Balance, January 31, 2007	—	57,668	(39,301)	18,367
2008 transactions, net	—	5,478	—	5,478
Balance, January 31, 2008	—	63,146	(39,301)	23,845

Eagle Property [note 6(b)]
Balance, January 31, 2006, 2007 and 2008	1	—	—	1

Ludlow Property [note 6(c)]
Balance, January 31, 2006, 2007 and 2008	1	—	—	1

JDN Property [note 6(d)]
Balance, January 31, 2006, 2007 and 2008	1	—	—	1

Total Properties, January 31, 2008	1,074,630	14,923,597	(1,976,926)	14,021,301

Total Properties, January 31, 2007	816,027	12,916,636	(1,976,926)	11,755,737

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

1.        NATURE OF BUSINESS

Coral Gold Resources Ltd. (“Coral” or the “Company”) is in the exploration stage, and is in the process of exploring its mineral property interests and has not yet determined whether they contain enough gold reserves, such that their recovery would be economically viable. The Company’s mining claims are located in the states of Nevada and California in the United States. The investment in and expenditures on the mineral properties comprise substantially all of the Company’s assets. The recoverability of amounts shown for the Company’s mineral properties interest and related deferred costs are dependent upon the continued support from its Directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time. The value of the Company’s mineral properties could become impaired should its exploration activities cease or be unsuccessful, and may result in future write-downs of capitalized property carrying values.

2.        SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“U.S. GAAP”), except as described in note 16 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus Corporation (“Marcus”). Significant inter-company accounts and transactions have been eliminated.

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

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties (continued)

The carrying values of mineral interests, on a property-by-property basis, are reviewed by management at least annually to determine if the mineral properties have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves and the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future write-downs of capitalized property carrying values.

Foreign currency translation

The Company’s integrated foreign subsidiaries are financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the period except for amortization, which is translated at historical exchange rates. Gains and losses on translation are included in operating results for the year.

Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is charged to income in amounts sufficient to allocate the costs over their estimated useful lives on a declining balance basis using the following annual rates pro-rated from initial utilization:

Computer hardware	20%
Equipment	20%

Cash and cash equivalents

Cash and cash equivalents include cash on deposit with banks, and highly liquid short-term interest bearing securities with maturities at the purchase date of three months or less.

	2008	2007
	$	$
Cash	3,602,089	2,035,232
Cash equivalents	––	510,479
	3,602,089	2,545,711

The effective interest rate earned on cash equivalents for the year was nil% [2007 - 5.7%] .

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

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

As the Company incurred losses for the 2008, 2007 and 2006 fiscal year, stock options and share purchase warrants, as disclosed in note 8, were not included in the computation of loss per share as their inclusion would be anti-dilutive.

Income taxes

Income taxes are accounted for using the liability method pursuant to Section 3465 – Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in operating results in the period that includes the date of substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Asset retirement obligation

Asset retirement obligations are accounted for pursuant to Section 3110 – Asset Retirement Obligation, of the Handbook of the Canadian Institute of Chartered Accountants. It requires the recognition of the fair value of a liability for asset retirement obligations in the year in which such a liability is incurred; when a reasonable estimate can be made. At such time the present value of the asset retirement obligation is to be added to the capitalized cost of the mineral property, and recorded as a liability at the equivalent amount. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimate. The site restoration obligations included in the capitalized cost of the property, as adjusted from time to time, are to be amortized to operations on the unit-of-production basis together with total mineral property costs capitalized.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company applies Section 3870 – Stock-Based Compensation and Other Stock-Based Payments, of the Handbook of the Canadian Institute of Chartered Accountants, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock and stock options granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair value of financial instruments

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, advances receivable, interest receivable, investment securities, reclamation deposit, accounts payable and advances payable to related parties. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting standards

Effective February 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a retrospective basis with no restatement of prior period financial statements:

i)	Section 1530 Comprehensive Income

Effective February 1, 2007 comprehensive loss is comprised of the sum of the net loss and other comprehensive income or loss which includes unrealized gains or losses from changes in the fair market value of available-for-sale investments, changes in the fair market value of derivative instruments designated as cash flow hedges and currency translation adjustments on self-sustaining foreign operations. The Company does not have any derivative instruments or self-sustaining foreign operations and currently the Company’s accumulated other comprehensive income (loss) is comprised only of changes in the fair value of the Company’s available-for-sale investments.

ii)	Section 3251 Equity

Section 3251 establishes standards for the presentation of equity and changes in equity, including changes arising from those items recorded in comprehensive income. As a result of this new standard, the Company has added consolidated statements of comprehensive loss and consolidated statements of shareholders’ equity to the consolidated financial statements.

iii)	Section 3855 Financial Instruments – Recognition and Measurement

Section 3855 requires all financial assets and liabilities, including derivatives, to be carried at fair value on the Company’s balance sheet with the exception of loans and receivables, investments that are intended to be held to maturity and non-trading financial liabilities which are carried at fair value at inception. Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument. Transaction costs attributable to financial instruments classified as held-for-trading must be recognized in net income (loss) immediately.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting standards (continued)

iii)	Section 3855 Financial Instruments – Recognition and Measurement (continued)

The Company has reviewed and classified its financial instruments as follows:

• Cash and cash equivalents are classified as a financial asset held for trading and are measured at fair value. Gains or losses related to periodic revaluation are recorded to net income or loss.

•

Advances receivable, interest receivable and reclamation deposit are classified as loans and receivables and are initially measured at their fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

•

Investment securities involving shares of companies over which the Company does not have control or exercises significant influence are classified as available-for-sale and accounted for at fair market value. Unrealized gains or losses on these investments are recorded as other comprehensive income or loss.

•

Accounts payable and advances payable to related parties are classified as other liabilities and are initially measured at fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

On the adoption of this new standard, there was a transitional adjustment of $67,883 to the beginning of year accumulated other comprehensive income representing the unrealized gain on available-for-sale investments as at February 1, 2007. At February 1, 2008, management assessed that the Company had no embedded derivatives and did not enter into any contracts containing embedded derivatives during the course of the year.

iv)	Section 3861 Financial Instruments – Disclosure and Presentation

Section 3861 establishes standards for presentation of financial instruments and identifies the information required for disclosure in the Company’s financial statements [see note 2(iii)].

v)	Section 3865 Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not apply hedge accounting.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting standards (continued)

vi)	Section 1506 Accounting changes

This new standard expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of Canadian GAAP that have been issued but are not yet effective. The Company has not made any voluntary changes in accounting principles affecting these consolidated financial statements.

Recent accounting pronouncements

CICA Section 1400 General Standards of Financial Statement Presentation provides revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern. On February 1, 2008, the Company will adopt this standard and management is currently assessing its impact on the Company’s interim and annual financial statements.

CICA Section 1535 Capital Disclosures establishes standards for the disclosure of the Company’s objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital. On February 1, 2008, the Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual financial statements.

CICA Section 3031 Inventories contains expanded guidance related to cost measurement and disclosure requirements. On February 1, 2008, the Company will adopt this standard, and no significant impact is expected on the Company’s interim and annual financial statements.

CICA Section 3064 Goodwill and Intangible Assets replaces CICA Section 3062 Goodwill and Intangible Assets, and CICA Section 3450 Research and Development Costs, which also resulted in amendments to related guidance contained in AcG-11 Enterprises in the Development Stage and CICA Section 1000 Financial Statement Concepts. These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On February 1, 2009, the Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual financial statements.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

CICA Section 3862 Financial Instruments - Disclosures and CICA Section 3863 Financial Instruments - Presentation replace CICA Section 3861 Financial Instruments - Disclosure and Presentation. These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments. On February 1, 2008 the Company will adopt these standards and management is currently assessing their impact on the Company’s interim and annual financial statements.

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company’s financial statements.

3.        MARCUS CORPORATION ACQUISITION

During the year ended January 31, 2006, the Company completed the following acquisition which was accounted for by the purchase method with effect from the date of acquisition.

On September 15, 2005, the Company acquired 98.49% of the issued and outstanding capital of Marcus. The Company acquired the shares at a total cost of $660,997, including costs of acquisition of $15,992. Consideration for the acquisition was paid through the issuance of common shares of the Company totalling 347,964, and 173,975 common share purchase warrants. The common shares were valued at $1.52 per share. The warrants were valued at $116,100 using the Black-Scholes option pricing model. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values as follows:

$

Cash	1,494
Mineral properties	1,022,231
Future income taxes	(352,662)
Non-controlling interest	(10,066)
660,997

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

4.        INVESTMENT SECURITIES

Investments in related companies comprise the following:

	January 31, 2008	January 31, 2007	January 31, 2007
	Fair Value	Fair Value	Cost Value
	$	$	$
Levon Resources Ltd.	125,784	145,136	77,117
Mill Bay Ventures Inc.	41,498	41,498	41,634

	167,282	186,634	118,751

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) are related to the Company by way of common management and directors. During the year ended January 31, 2008, the Company recognized a $19,352 unrealized loss, included in other comprehensive income (loss), on investment securities designated as available-for-sale. Fair value was determined using quoted market prices as at January 31, 2008. A lack of liquidity on Levon and Mill Bay securities could reasonably exist and thereby cause a level of uncertainty when using quoted market prices.

5.        EQUIPMENT

	Cost	Accumulated	Net Book
		Amortization	Value
	$	$	$
2008
Computer hardware	5,926	3,756	2,170
Equipment	436	279	157
	6,362	4,035	2,327

2007
Computer hardware	5,926	3,214	2,712
Equipment	436	240	196
	6,362	3,454	2,908

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

6.        MINERAL PROPERTIES

(a)	Robertson Property

The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to a net smelter return (“NSR”) ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is recorded under three separate claims groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Ruf/Norma Sass/ Claims (66.67% owned).

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

The Carve-out Claims Option Agreement was assignable by the Company or Amax. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruf/Sass Claims - see note 6(a)(ii)) to Levon, and on March 24, 1997 Amax assigned its option to Barrick Gold Corp. (“Barrick”), formerly Placer Dome Inc. (“Placer”). On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of U.S.$615,359. The claims, that Placer had acquired a 51% interest in, excluded the Ruf/Norma Sass Claims as these were released back to the Company by Placer. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement (the “Agreement”) dated July 11, 1997, and the Company exercised its right to have Placer advance the Company’s share of venture costs from inception of the Agreement to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

	(ii)	Ruf/Norma Sass Claims - 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company had granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Ruf/Norma Sass Claims (the “Property”). On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by the issuance to the Company of 300,000 common shares in Levon (received during previous fiscal years) and incurring $350,294 in exploration on the Property (incurred during prior years).

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

6.	MINERAL PROPERTIES (continued)

(a)	Robertson Property (continued)

(ii)	Ruff/Norma Sass Claims - 66.67% owned (continued)

A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of U.S.$1,250,000.

By an Option Agreement dated December 4, 2002 the Company granted Goldfranchise Corporation (“Goldfranchise”) an option to acquire a 33 1/3% interest in the Ruf/Norma Sass claims. In order to earn the interest, Goldfranchise must:

a)	Pay to Coral US$38,391.50;

b)	Incur minimum expenditures on the Property in the amount of U.S.$300,000, of which U.S.$100,000 on or before December 4, 2003, and the balance of U.S.$200,000 on or before December 4, 2004; and

c)	Pay to Coral 33 1/3% of all land fees, taxes and advance royalties required to keep the claims in good standing.

This Option Agreement with Goldfranchise has been terminated due to Goldfranchise not fulfilling their obligations under the Agreement.

By way of an agreement dated December 30, 2004, the Company and Levon have assigned, sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. (“AGE”) on the following properties: the Blue Nugget; the Blue Nugget #1 to the Blue Nugget #8; the Lander Ranch; the Lander Ranch #1 to the Lander Ranch #25 and the Lander Ranch Extension; the Blue Jay; the T and S; the Norma and the Norma #1 to the Norma #23; the Sass and the Sass #1 to the Sass #10; the DM #1 to the DM #8; the BA #1 to the BA #12; the PC #1 to the PC #20; and the PM #1 to the PM #12, in consideration for the following minimum advance royalty payments (in U.S. dollars) and minimum work commitments:

		Advance Royalty
Date		(U.S.$)	Minimum Work
Execution of the Agreement	December 30, 2004	$25,000	—
First Anniversary	December 30, 2005	$30,000	13,000 ft of drilling
Second Anniversary	December 30, 2006	$50,000	15,000 ft of drilling
Third Anniversary	December 30, 2007	$75,000	17,000 ft of drilling
Fourth Anniversary	December 30, 2008	$75,000	—
Fifth Anniversary	December 30, 2009	$150,000	—

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

6.        MINERAL PROPERTIES (continued)

(a)	Robertson Property (continued)

	(ii)	Ruf/Norma Sass Claims - 66.67% owned (continued)

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

By way of an agreement dated September 15, 2005, the Company has purchased 1,391,860 shares of Marcus, representing 98.49% of the total issued shares of Marcus. Marcus owns the Marcus mining claims, consisting of 39 unpatented lode claims and two Placer claims, and which comprise a portion of the Company’s Robertson Property.

(b)	Eagle Property

The Company holds a 50% interest in 45 lode mineral claims located at Corral Canyon in Lander County, Nevada, U.S. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

6.        MINERAL PROPERTIES (continued)

(c)	Ludlow Property

The Company owns a mineral property consisting of approximately 128 acres in San Bernadino County, California, U.S. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

(d)	JDN Property

The Company holds a 50% interest in 34 lode mineral claims located in Lander County, Nevada U.S. The JDN claims are located approximately three miles north of the Robertson Property. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

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

7.        RECLAMATION DEPOSIT

Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. The Company’s obligation at January 31, 1999 had been assumed by Barrick as part of the Exploration and Development Option Agreement [note 6(a)]. As the Agreement was terminated on December 31, 1999, the Company was required to post its own security to guarantee performance under the Reclamation Bond.

During the year ended January 31, 2008, additional planned exploration activities in Nevada were approved by the Bureau of Land Management (the “Bureau”), thereby an additional bond of $37,214 (U.S.$37,132) was required. As at January 31, 2008, the total required reclamation deposit was $320,103 (U.S.$319,400) [2007 - $332,229 (U.S.$282,268)].

Coral Resources, Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. The bond is interest bearing and accrued on a monthly basis at a weighted average rate of 1.37% .

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

8.        SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

During the year ended January 31, 2008, the Company’s share structure was amended by subdividing every one common share into three common shares. If not stated otherwise, for the current period and the comparative periods, those numbers of shares, stock options and share purchase warrants outstanding, as well as net loss per share, have been adjusted to reflect this three-for-one share split.

During the year ended January 31, 2008, the Company issued a non-brokered private placement of 4,230,000 units at a price of $1.00 per unit (1,410,000 units at a price of $3.00 per unit before three-to- one share split), each unit consisting of one common share and one transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at an exercise price of $1.17 ($3.50 before three-to-one share split) for one year. The proceeds of the private placement have been bifurcated on the residual fair value method resulting in $3,369,900 recorded as share capital and $860,100 representing the fair value of the warrants recorded as contributed surplus. The fair value of each warrant issued in the private placement has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.0%, dividend yield of 0.0%, volatility of 65.77% and expected life of one year.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

8.        Share Capital (CONTINUED)

(c)	Stock options

At January 31, 2008, the following director, officer and employee stock options are outstanding and exercisable enabling the holders to acquire additional common shares as follows:

		Weighted Average Remaining
Number of Shares	Exercise Price	Contractual Life (yr)	Expiry Date
661,500	$0.56	1.84	December 1, 2009
45,000	$0.56	2.20	April 12, 2010
631,500	$1.17	2.87	December 12, 2010
750,000	$1.29	3.60	September 6, 2011
735,000	$1.00	4.62	September 12, 2012
2,823,000

The Company has granted founders, directors, officers and certain employees stock options. Stock option activity is summarized as follows:

		Weighted
		Average
	Number of	Exercise Price
	Shares	$
Balance outstanding, January 31, 2006	2,093,700	0.89
Granted	840,000	1.29
Cancelled	(457,500)	1.17
Exercised	(110,700)	0.60

Balance outstanding, January 31, 2007	2,365,500	0.99
Granted	735,000	1.00
Cancelled	(112,500)	0.96
Expired	(30,000)	1.29
Exercised	(135,000)	0.56

Balance outstanding, January 31, 2008	2,823,000	1.00

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

8.        SHARE CAPITAL (continued)

(c)	Stock options (continued)

The Company has adopted a stock option plan which provides for the granting of options to directors, officers, employees and consultants for a maximum of 4,104,000 shares (representing approximately 20% of the issued share capital of the Company as at the date of approval of the Plan by the Board). The Company recorded stock-based compensation expense in the amount of $295,189 [2007 - $748,409], of which $33,191 [2007 - $748,409] was in respect to the partially vested 280,000 stock options granted in 2007. The weighted average fair value of the options granted during 2008 was $0.60 per share [2007 - $0.93].

During the year ended January 31, 2008, the Company granted stock options to various officers, directors, consultants and employees of the Company to purchase up to a total of 735,000 common shares at an exercise price of $1.00 per share pursuant to the Company’s stock option plan. The options vested immediately and are exercisable for a period of five years from the date of grant. As a result of this stock option grant, the Company recorded stock-based compensation of $261,998 for those stock options granted to officers, directors, and employees of the Company. The fair value of those stock options granted to consultants totaled $180,688, of which $15,057 was recorded as consulting fees for services rendered up to January 31, 2008. The remaining balance of $165,631 will be expensed when the consulting services are rendered subsequent to January 31, 2008.

The fair value of options granted during the year ended January 31, 2008 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%, dividend yield of 0.0%, volatility factor of 92.63%, and a expected life of 5 years.

The fair value of options granted during the year ended January 31, 2007 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.00%, dividend yield of 0.0%, volatility factor of 89.18%, and a expected life of 5 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility, and changes in the subjective input assumptions can materially affect the fair value estimate.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

8.        SHARE CAPITAL (continued)

(d)	Share purchase warrants

The changes in share purchase warrants were as follows:

	Underlying	Weighted
	Shares	Average
		Exercise Price
		$

Balance outstanding, January 31, 2006	3,347,094	1.19
Exercised	(567,582)	0.92
Expired	(2,466,360)	1.32

Balance outstanding, January 31, 2007	313,152	0.67
Issued	4,230,000	1.17
Exercised	(20,691)	0.67
Expired	(292,461)	0.67

Balance outstanding, January 31, 2008	4,230,000	1.17

At January 31, 2008, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

Number
of Shares	Exercise Price	Expiry Date

4,230,000	$1.17	May 18, 2008

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

9.        RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)

Advances receivable represent amounts due from related parties. These amounts due from related parties include $nil [2008 - $28,003 less an allowance for bad debt of $28,003] [2007 - $28,003] due from a joint venture with common management and common directors; $nil [2007 - $1,471] from a Director of the Company; $nil [2007 - $4,751] from a company with common management in regards to the cost sharing agreement for overhead expenses; and $13,808 [2008 - $53,007 less an allowance for bad debt of $39,199; 2007 - $62,253 less an allowance for bad debt of $46,036] from a public company with common management and common directors.

(b)

Advances payable include $17,000 [2007 - $17,000] due to Directors in regards to past directors’ fees; $16,662 [2007 - $nil] due to a company with common management in regards to the cost sharing agreement for overhead expenses; $2,570 [2007 - $972] to a company controlled by a Director in regards to geological consulting fees; and $267 [2007 - $nil] to a company controlled by a Director in regards to expense reimbursements.

(c)	Consulting fees of $30,000 [2007 - $30,000; 2006 - $30,000] were paid to a company owned by a Director.

(d)

Management fees of $75,000 [2007 - $31,250; 2006 - $nil] were paid to a company owned by a Director; $30,000 [2007 - $65,000; 2006 - $105,000] were paid to a company controlled by an officer of the Company; and $29,490 [2007 - $35,965; 2006 - $nil] were paid to an officer of the Company.

(e)

Geological consulting fees of $42,661 [2007 - $42,400; 2006 - $19,200] and $15,332 [2007 - $nil; 2006 - $nil] were paid to two companies owned by Directors of the Company and is recorded in mineral properties.

(f)	Directors’ fees of $12,000 [2007 - $62,000; 2006 - $12,000] were paid to Directors of the Company.

(g)	Allowances in the amount of $209,840 [2007 - $209,840] and $28,003 [2007 - $nil] have been accrued in respect of advances made to two companies with common management.

(h)	Included in accounts payable and accrued liabilities are bonuses payable to a Director of the Company in the amount of $nil [2007 - $225,000].

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

9.        RELATED PARTY TRANSACTIONS (continued)

(i)

The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

A total of $168,983 [2007 - $116,135; 2006 - $166,203] was charged to operations in relation to the cost sharing agreement and recorded as general and administrative expenses.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

These transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

10.	ASSET RETIREMENT OBLIGATION

Management has assessed their asset retirement obligations and the associated liability to be recognized in the current period. Management has estimated that the costs would approximate $194,361 [2007 - $15,614]. The Company intends on fulfilling its obligation in fiscal 2009; therefore there is no difference between the present value and undiscounted value of the obligation. The increase of $178,747 in the obligation over fiscal 2007 was the result of a reassessment of new and previously existing reclamation concerns. Management will continue to assess their asset retirement obligations and the associated liability as further information becomes known.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

11.	INCOME TAXES

The reconciliation of the future income tax recovery (expense) rate to the statutory rate is as follows:

	2008	2007	2006
	$	$	$
Loss before taxes	(1,319,000)	(2,049,344)	(2,075,412)
Statutory Income tax rate	33.90%	34.12%	34.75%

Income tax recovery at the statutory rate	447,000	699,236	721,206

Permanent differences	(138,000)	(299,735)	(384,610)
Losses not benefited	(524,000)	(561,561)	(436,019)
Changes in income tax rates	(406,000)	(317,210)	(88,442)
Net future income tax expense	(621,000)	(479,270)	(187,865)

The components of the future income tax assets (liabilities) are as follows:

	2008	2007
	$	$
Future income tax assets
Non-capital loss carry-forwards	3,534,000	3,320,749
Resource interests	590,000	703,729
Other	98,000	105,305
	4,222,000	4,129,783
Less: valuation allowance	(4,222,000)	(4,129,783)
Net future income tax asset	—	—
Future income tax liability
Resource interests	(3,562,808)	(3,495,231)
Net future income tax liability	(3,562,808)	(3,495,231)

The valuation allowance reflects the Company’s estimate that the future tax assets, more likely than not, will not be realized.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

11.	INCOME TAXES (continued)

At January 31, 2008, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $5,130,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

$
2009	231,000
2010	527,000
2011	627,000
2015	522,000
2026	1,231,000
2027	1,101,000
2028	891,000
5,130,000

The net operating losses available to offset revenues of the U.S. operations are approximately U.S.$6,074,000 and expire at various times through 2018.

12.	SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in the United States. The Company is in the development stage and, accordingly, has no reportable segment revenues for each of the 2008, 2007 and 2006 fiscal year. All losses for 2008, 2007 and 2006 are as a result of Canadian head office costs. Costs of U.S. operations are capitalized to mineral properties. The assets of the Company are segmented as follows:

	Canada	U.S.	Total
	$	$	$
2008
Current assets	3,642,859	31,816	3,674,675
Investment securities	167,282	––	167,282
Equipment	2,327	—	2,327
Mineral properties	—	14,021,301	14,021,301
Reclamation deposit	—	320,103	320,103
	3,812,468	14,373,220	18,185,688

2007
Current assets	2,616,989	65,808	2,682,797
Investment securities	118,751	––	118,751
Equipment	2,908	—	2,908
Mineral properties	—	11,755,737	11,755,737
Reclamation deposit	—	332,229	332,229
	2,738,648	12,153,774	14,892,422

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

13.	SUBSEQUENT EVENTS

(a)

Subsequent to the year end, the Company has completed a mineral lease with an option-to-purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of U.S.$25,000, renewable in successive four-year terms, provided that the rent will increase by U.S.$5,000 every four years. The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for U.S.$1,000,000 per percentage point upon notice to the Lessors. The Company also has the exclusive right to purchase the property, subject to the NSR, for U.S.$1,000,000 upon notice to the Lessors.

(b) Subsequent to the year end, there have been 107,000 stock options exercised for total proceeds of $59,920.

(c)

Subsequent to the year end, 100,000 stock options were granted to consultants of the Company at a price of $1.00 per share expiring February 4, 2013; 100,000 stock options were granted to consultants of the Company at a price of $1.11 per share expiring March 4, 2013; 399,000 stock options were granted to consultants of the Company at a price of $1.11 per share expiring March 27, 2013; and 35,000 stock options were granted to employees of the Company at a price of $1.00 per share expiring May 1, 2013.

(d)

Subsequent to the year end, the terms of the warrants issued pursuant to a private placement announced on April 20, 2007 have been amended. The amendment extends the expiry date of the warrants from May 18, 2008 to May 18, 2009.

14.	COMMITMENTS

(a)

In February 2008, the Company entered into an agreement with an individual to provide investor relations services. In consideration of the services rendered, the Company will pay $1,500 per month for a term of one year unless terminated upon 30 day’s notice by either party. Under this agreement, the Company has also granted 50,000 incentive stock options.

(b)

In March 2008, the Company entered into an agreement with a company to provide investor relations services. In consideration of the services rendered, the Company will pay $6,000 per month for a term of one year unless terminated by the Company at any time after 90 days of the execution of the agreement. Under this agreement, the Company has also granted 499,000 incentive stock options.

(c)

In March 2008, the Company entered into a contract with a company for 37,600 feet of reverse circulation drilling on the Company’s Robertson Property with the drilling expected to be completed in fiscal 2009. The drilling costs for this contract is estimated to be between $1.3 and $1.5 million.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

These consolidated financial statements and the selected financial data have been prepared under Canadian GAAP.

For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a) Reconciliation of Consolidated Balance Sheet items:

(i) Reconciliation of Total Assets and Liabilities

	2008	2007
	$	$
Total assets per Canadian GAAP	18,185,688	14,892,422
Mineral properties	(12,710,156)	(10,703,195)
Investment securities	—	67,883
Total assets per U.S. GAAP	5,475,532	4,257,110

Total liabilities per Canadian GAAP	3,925,356	3,991,576
Future income tax liability	(3,210,146)	(3,142,569)
Total liabilities per U.S. GAAP	715,210	849,007

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under U.S. GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred [see note 6[a] to 6[d]].

US GAAP requires investments available for sale to be recorded at fair value. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under US GAAP such fluctuations are not recognized into operations until the investments are sold. Effective for fiscal January 31, 2008 the Canadian GAAP treatment is the same, however in fiscal January 31, 2007 such investments were recorded in accordance with Canadian GAAP at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	(a)	Reconciliation of Consolidated Balance Sheet items: (continued)

(ii) Reconciliation of Deficit under U.S. GAAP

	2008	2007
	$	$

Deficit end of year per Canadian GAAP	(29,221,567)	(27,902,382)
Stock-based compensation expense	(60,000)	(60,000)
Deferred exploration expenditures, net	(12,710,156)	(10,703,195)
Future income taxes	3,210,146	3,142,569
Deficit end of year per U.S. GAAP	(38,781,577)	(35,523,008)

Stock Compensation Expense

Canadian GAAP and U.S. GAAP both have the same policy of recording a compensation expense for the estimated fair value of stock options granted except that U.S GAAP, FAS 123R, requires the Company to estimate expected forfeitures at the grant date. The Company adopted the policy of fair value accounting for stock options under U.S. GAAP, FAS 123, a year earlier than it adopted the policy for Canadian GAAP, and during that one year difference in policy treatment, the Company did not record a stock–based compensation charge of $60,000 under Canadian GAAP. Therefore, there is a permanent adjustment of $60,000 to deficit when reconciling Canadian GAAP to U.S. GAAP.

FAS 123R was adopted as at February 1, 2007, under the modified prospective method of adoption. Forfeitures are estimated under FAS 123R for options that are not fully vested. The Company’s stock options vest immediately upon granting. Therefore, the adoption of this standard has no effect on the consolidated financial statements.

For U.S. GAAP purposes, stock-based compensation would be included as part of the directors’ fees and a portion would be allocated to salaries and benefits in the consolidated statements of loss and comprehensive loss.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	(b)	Reconciliation of Consolidated Statement of Operations items:

Reconciliation of Net Loss under U.S. GAAP

	Year ended	Year ended	Year ended
	January 31,	January 31,	January 31,
	2008	2007	2006
	$	$	$
Net loss for the year per Canadian GAAP	(1,319,185)	(2,528,614)	(2,263,288)
Deferred exploration expenditures	(2,006,961)	(1,646,060)	(584,880)
Future income taxes	620,710	479,270	187,865
Foreign exchange gain (loss)	(553,133)	89,877	(214,051)
Net loss for the year per U.S. GAAP	(3,258,569)	(3,605,527)	(2,874,354)
Unrealized gain (loss) on investment securities	(19,352)	76,693	(14,581)
Net comprehensive loss for the year per U.S. GAAP	(3,277,921)	(3,528,834)	(2,888,935)

(c)	Loss Per Share Per U.S. GAAP

	Year ended	Year ended	Year ended
	January 31,	January 31,	January 31,
	2008	2007	2006
	$	$	$
Loss per share basic and diluted	(0.14)	(0.18)	(0.20)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	(d)	Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income (loss) in addition to net income. Comprehensive income (loss) includes net income (loss) plus other comprehensive income (loss); specifically, all changes in equity of a company during a period arising from non-owner sources.

Under U.S. GAAP, a statement of changes in shareholders’ equity and comprehensive income (loss) in the following format would form a part of the annual consolidated financial statements:

Consolidated Statement of Changes in Shareholders’ Equity

									Accumulated
					Additional				Other	Total
	Share Capital		Share		Paid In	Contra	Comprehensive		Comprehensive	Shareholders’
	Number of	Amount	Subscriptions	Warrants	Capital	Equity	Income (Loss)	Deficit	Income (Loss)	Equity
	Shares	$	$	$	$	$	$	$	$	$

Balance, January 31, 2005	13,946,715	30,754,678	(11,945)	—	403,533	—	—	(29,043,127)	5,771	2,108,910
Share subscriptions	—	—	71,945	—	—	—	—	—	—	71,945
Issuance of shares [see note 8(b)]	1,372,083	805,659	—	116,100	—	—	—	—	—	921,759
Stock-based compensation expense	—	—	—	—	1,056,100	—	—	—	—	1,056,100
Fair value of stock option exercises	—	—	—	—	(87,560)	—	—	—	—	(87,560)
Components of comprehensive
income (loss):
- net loss	—	—	—	—	—	—	(2,874,354)	(2,874,354)	—	(2,874,354)
- change in unrealized loss of
marketable securities	—	—	—	—	—	—	(14,581)	—	(14,581)	(14,581)
							(2,888,935)
Balance, January 31, 2006	15,318,798	31,560,337	60,000	116,100	1,372,073	—		(31,917,481)	(8,810)	1,182,219

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	(d)	Comprehensive Income (Loss) (continued)

Consolidated Statement of Changes in Shareholders’ Equity (continued)

	Share Capital								Accumulated
					Additional				Other	Total
			Share		Paid In	Contra	Comprehensive		Comprehensive	Shareholders’
	Number of	Amount	Subscriptions	Warrants	Capital	Equity	Income (Loss)	Deficit	Income (Loss)	Equity
	Shares	$	$	$	$	$	$	$	$	$
Balance, January 31, 2006	15,318,798	31,560,337	60,000	116,100	1,372,073	—	—	(31,917,481)	(8,810)	1,182,219
Share subscriptions	—	—	(60,000)	—	—	—	—	—	—	(60,000)
Issuance of shares [see note 8(b)]	5,178,282	5,146,141	—	—	—	—	—	—	—	5,146,141
Stock-based compensation expense	—	—	—	—	748,409	—	—	—	—	748,409
Fair value of stock option exercises	—	—	—	—	(35,147)	—	—	—	—	(35,147)
Fair value of warrants exercises	––	––	––	(44,685)	––	—	––	––	––	(44,685)
Components of comprehensive income
(loss):
- net loss	—	—	—	—	—	—	(3,605,527)	(3,605,527)	—	(3,605,527)
- change in unrealized gain of
marketable securities	—	—	—	—	—	—	76,693	—	76,693	76,993
							(3,528,834)
Balance, January 31, 2007	20,497,080	36,706,478	—	71,415	2,085,335			(35,523,008)	67,883	3,408,103
Share subscriptions	—	—	—	—	—	—	—	—	—	—
Issuance of shares [see note 8(b)]	4,385,691	3,505,227	—	860,100	—	—	—	—	—	4,365,327
Stock-based compensation expense	—	—	—	—	475,877	—	—	—	—	475,877
Fair value of stock option exercises	—	—	—	—	(40,840)	—	—	—	—	(40,840)
Fair value of warrant exercises	—	—	—	(4,593)	—	—	—	—	—	(4,593)
Fair value of stock options issued for
consulting services	—	—	—	—	—	(165,631)	—	—	—	(165,631)
Components of comprehensive income
(loss):
- net loss	—	—	—	—	—	—	(3,258,569)	(3,258,569)	—	(3,258,569)
- change in unrealized loss of
marketable securities	—	—	—	—	—	—	(19,352)	—	(19,352)	(19,352)
							(3,277,921)
Balance, January 31, 2008	24,882,771	40,211,705	—	926,922	2,520,372	(165,631)		(38,781,577)	48,531	4,760,322

94

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	(e)	Supplemental Financial Information

Reconciliation of Consolidated Statements of Cash Flows under U.S. GAAP

Cash Flows from Operating Activities

	2008	2007	2006
	$	$	$
Cash used in operating activities per Canadian
GAAP	(1,201,641)	(1,475,288)	(677,443)
Deferred exploration expenditures	(1,815,398)	(1,646,060)	(584,880)
Cash used in operating activities per U.S. GAAP	(3,017,039)	(3,121,348)	(1,262,323)

Cash Flows from Investing Activities

	2008	2007	2006
	$	$	$
Cash used in investing activities per Canadian GAAP	(2,061,875)	(1,648,381)	(392,771)
Deferred exploration expenditures	1,815,398	1,646,060	584,880
Cash used in investing activities per U.S. GAAP	(246,477)	(2,321)	192,109

(f)	Additional Disclosure Required by U.S. GAAP

Operations in a Foreign Country

The Company is subject to numerous factors relating to conducting business in a foreign country (including, without limitation, economic, political and currency risk), any of which could have a significant impact on the Company’s operations.

The Company’s U.S. subsidiaries, Coral Resources, Inc., Marcus and Coral Energy Corporation of California are subject to U.S. corporation tax on profits.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	(g)	Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning February 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The adoption of this statement did not have a material effect on the Company’s consolidated financial statements.

	(h)	New Accounting Pronouncements for U.S. GAAP

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

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	(h)	New Accounting Pronouncements for U.S. GAAP (continued)

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in income at each subsequent reporting date. The statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company does not expect the adoption of this statement to have a material effect on the Company’s consolidated financial statements.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008, 2007 and 2006	(In Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	(h)	New Accounting Pronouncements for U.S. GAAP (continued)

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: August 14, 2008	CORAL GOLD RESOURCES LTD.

	By:	/s/ Louis Wolfin .
Louis Wolfin, Chief Executive Officer

Exhibit Index

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
13.3	Consent of Expert
13.4	Consent of Expert
13.5	Consent of Expert
13.6	Consent of Expert
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*

______________________________
* Previously filed.