Form 20-F
period 2009-01-31
CORAL GOLD RESOURCES, LTD.
filed 2009-08-14
CIK 813639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 20-F
______________________

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2009

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________ to ___________________

or

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

David Wolfin, 455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada,
Tel:604-682-3701, Email: dwolfin@oniva.ca
(Name, telephone number, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of January 31, 2009, was 24,989,771.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [ ] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated File [ ] Accelerated Filer [ ] Non-Accelerated Filer [X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]

International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]

Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

INTRODUCTION

     Coral Gold Resources Ltd., which we refer to as the “Company”, was organized under the Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Carol Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and to Coral Gold Corp. on September 9, 1987. On September 14, 2004, the Company changed its name to Coral Gold Resources Ltd. in conjunction with a 10 to 1 share consolidation. The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia, V6C 1T1, and its telephone number is 604-682-3701.

     In this annual report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the “Company”, “we” or “us” refers to Coral Gold Resources Ltd.

     You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.

CURRENCY

     Unless otherwise indicated in this Annual Report, all references to “Canadian Dollars”, “CDN$”, “dollars” or “$” are to the lawful currency of Canada and all references to “U.S. Dollars”, or “US$” are to the lawful currency of the United States.

FORWARD-LOOKING STATEMENTS

     The following discussion contains forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 concerning the Company’s plans for its mineral properties which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled “Risk Factors” in Item 3.D., and “Operating and Financial Review and Prospects” in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that deposits may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “does not expect”, “is expected”, “anticipates”, “does not anticipate”, “plans”, “estimates”, or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATE OF MEASURE AND INDICATED MINERAL RESOURCES

     We advise United States investors that although the terms “measured resources” and “indicated resources” are recognized and required by Canadian regulations, the United States Securities and Exchange Commission, referred to as the “SEC”, does not recognize them. United States investors are cautioned not to assume that all or any part of the Company’s mineral resources in these categories will ever be converted into mineral reserves.

GLOSSARY OF TECHNICAL TERMS

anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

assay	An analysis to determine the presence, absence or quantity of one or more components.

au	The elemental symbol for gold.

breccia	A rock in which angular fragments are surrounded by a mass of finer-grained material.

chalcopyrite	Copper sulphide mineral.

chert	A rock resembling flint and consisting essentially of crypto-crystalline quartz or fibrous chalcedony.

cretaceous	The geologic period extending from 135 million to 65 million years ago.

Diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

epidote	Calcium, aluminum, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.

fault	A fracture in a rock where there has been displacement of the two sides.

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

heap leaching

A process whereby valuable metals, usually gold and silver, are leached from a heap, or pad, of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

hydrothermal	Hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

intrusive	A rock mass formed below earth’s surface from magma which has intruded into a pre- existing rock mass.

lode claim	A mining claim on an area containing a known vein or lode.

mineral reserve

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of the reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral resources are sub-divided in order of increasing confidence into “probable” and “proven” mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve. The term “mineral reserve” does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

mineral resource

The estimated quantity and grade of mineralization that is of potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood.

Mineral resources are sub-divided in order of increasing geological confidence into “inferred”, “indicated”, and “measured” categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

mineralization	Usually implies minerals of value occurring in rocks.

net smelter or NSR Royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.

oxide	A compound of oxygen and some other element.

ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

placer claim	A mining claim located upon gravel or ground whose mineral contents are extracted by the use of water, by sluicing, hydraulicking, etc.

porphyry	Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.

pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.

pyrite	Iron sulphide mineral.

quartz	Silica or SiO2 , a common constituent of veins, especially those containing gold and silver mineralization.

silification	A process of fossilization whereby the original organic components of an organism are replaced by silica, as quartz, chalcedony, or opal.

sulfidation	In conditioning a flotation pulp, addition of soluble alkaline sulfides in aqueous solution to produce a sulfide-metal layer on an oxidized ore surface.

ton	Imperial measurement of weight equivalent to 2,000 pounds.

tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

trench	A long, narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure.

veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data

     The selected historical financial information presented in the table below for each year ended January 31, 2009, 2008, 2007, 2006, and 2005, is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements and notes for each year in the three year period ended January 31, 2009, 2008, and 2007 are included in this Annual Report. The selected historical financial information for each year ended January 31, 2006 and 2005, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

     The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as “Canadian GAAP”. The consolidated financial statements included in Item 17 in this Annual Report are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 18 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, referred to as “US GAAP”, which differ, among other things, in respect to the recording of the investments in marketable securities, deferred exploration expenditures, recognition of compensation expense upon the issuance of stock options and recognition of future income tax liabilities.

Canadian GAAP	Year ended January 31,
	2009	2008	2007	2006	2005
Operations
Revenue	$-	$-	$-	$-	$-
Expense
General and Administrative	2,516,862	1,359,172	1,983,965	2,301,983	866,085
Net Loss	(3,746,165)	(1,319,185)	(2,528,614)	(2,263,288)	(983,665)
Net Loss Per Share	(0.15)	(0.06)	(0.13)	(0.16)	(0.07)

Weighted Average Number of
Shares Issued	24,979,312	23,570,728	19,857,210	14,369,643	13,889,676

	As at January 31,
Balance Sheet	2009	2008	2007	2006	2005
Working Capital	959,419	3,322,447	2,196,772	36,519	1,400,605
Total Assets	17,633,626	18,185,688	14,892,422	11,385,912	10,737,683
Liabilities	5,378,755	3,925,356	3,991,576	3,711,170	2,761,897
Shareholders’ Equity	12,254,871	14,260,332	10,900,846	7,674,742	7,975,786

US GAAP	Year Ended January 31,
	2009	2008	2007	2006	2005
Operations
Revenue	$-	$-	$-	$-	$-
Loss for year under Canadian GAAP	(3,746,165)	(1,319,185)	(2,528,614)	(2,263,288)	(983,665)
Adjustments:
Deferred exploration expenditures	(1,683,613)	(2,006,961)	(1,646,060)	(584,880)	(897,908)
Future income taxes	533,297	620,710	479,270	187,865	262,275
Foreign exchange gain	866,933	(553,133)	89,877	(214,051)	(157,429)
Writedown of deferred exploration
expenditures	-	-	-	-	-
Net loss for the year under US GAAP	(4,029,548)	(3,258,569)	(3,605,527)	(2,874,354)	(1,776,727)
Unrealized gain (loss) on investment
securities	(88,479)	(19,352)	76,693	(14,581)	5,771
Comprehensive loss for the year per US
GAAP	(4,118,027)	(3,277,921)	(3,528,834)	(2,888,935)	(1,770,956)
Loss per share under US GAAP	(0.16)	(0.14)	(0.18)	(0.20)	(0.13)

	As at January 31,
Balance Sheet	2009	2008	2007	2006	2005
Total assets under Canadian GAAP	17,633,626	18,185,688	14,892,442	11,385,912	10,737,683
Adjustments	(14,393,768)	(12,710,156)	(10,635,312)	(9,065,945)	(8,466,484)
Total assets under US GAAP	3,239,858	5,475,532	4,257,110	2,319,967	2,271,199

Total equity under Canadian GAAP	12,254,871	14,260,332	10,900,846	7,674,742	7,975,786
Adjustments	(9,783,392)	(9,500,010)	(7,492,743)	(6,492,523)	(5,866,876)
Total equity under US GAAP	2,471,479	4,760,322	3,408,103	1,182,219	2,108,910

Exchange Rates

     The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended
January 31,	Average	Period End	High	Low
2005	1.2960	1.2380	1.3968	1.1774
2006	1.2060	1.1439	1.2704	1.1439
2007	1.1358	1.1792	1.1824	1.0990
2008	1.0603	1.0022	1.1853	0.9170
2009	1.0849	1.2364	1.2969	0.9719

     The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of August 10, 2009, the exchange rate was CDN$1.0848 for each US$1.

Month	High	Low
February 2009	1.2890	1.2192
March 2009	1.3000	1.2245
April 2009	1.2643	1.1940
May 2009	1.1872	1.0872
June 2009	1.1625	1.0827
July 2009	1.1655	1.0790

B. Capitalization and Indebtedness

     Not Applicable.

C. Reasons for the Offer and Use of Proceeds

     Not Applicable.

D. Risk Factors

     In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

     We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. The Company’s ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, its properties, its prospects, metal prices, businesses competing for financing and its financial condition. There can be no assurance that the Company will be able to raise funds, or to raise funds on commercially reasonable terms.

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

     The Company’s properties are all at the exploration stage and have no proven reserves. All of the Company’s properties are in the exploration stage only and are without a known body of ore. If the Company does not discover a body of ore in its properties, the Company will search for other properties where it can continue similar work.

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

     Uncertainty of exploration and development programs. The Company’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to expand its mineral reserves, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

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

     Litigation. Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future which may result in litigation. Any litigation could be costly and time consuming and could divert the Company’s management from the Company’s business operations. In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

     Acquisitions. The Company undertakes evaluations of opportunities to acquire additional mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company’s ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, the Company may need additional capital to finance an acquisition. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. However, the market prices for natural resources are highly speculative and volatile. Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Company’s ability to raise capital to acquire and explore resource properties. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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

     Uncertainty of continuing as a going concern. The continuation of the Company and the recoverability of mineral property costs depends upon its ability to discover economically recoverable mineral reserves, attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. The Company’s consolidated financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

     Limited and volatile trading volume. Although the Company’s common shares are listed on the TSX Venture Exchange, referred to as the “TSX-V” and the Frankfurt Stock Exchange and the Berlin-Bremen Stock Exchange, referred to as the “FSE”, and quoted in the United States on the Over the Counter Bulletin Board, referred to as the “OTCBB”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

     Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2009 fiscal year, the Company’s common share price fluctuated on the TSX-V between a low of $0.11 and a high of $1.49. Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

     Difficulty for United States investors to effect service of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to effect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. The majority of the Company’s directors and officers are residents of Canada. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

     The Company has incurred net losses since its inception and expect losses to continue. The Company has not been profitable since its inception. For the fiscal year ended January 31, 2009, we had a net loss of $3,746,165 and an accumulated deficit on January 31, 2009 of $32,967,732. As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

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

     The Company’s exploration activities are subject to various federal, state and local laws and regulations. Laws and regulations govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to stop its exploration activities once it is started until a particular problem is remedied or to undertake other remedial actions.

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

     The Company operates in a highly competitive industry. The Company competes with other developmental resource companies which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company. The Company may encounter increasing competition from other mining companies in its efforts to acquire mineral properties and hire experienced resource industry professionals. Increased competition in the Company’s business could adversely affect its ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

     Penny stock rules may make it more difficult to trade the Company’s common shares. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. The Company’s securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company’s securities and also affect the ability of its investors to sell their shares in the secondary market.

     The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar. The Company’s offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company’s currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange loss of $765,770 in fiscal 2009. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

Item 4. Information on the Company

Cautionary Note to United States Investors

     The Company describes its properties utilizing mining terminology such as “measured resources” and “indicated resources” that are required by Canadian regulations but are not recognized by the SEC. United States investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.

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

     The Company is a natural resource company primarily engaged in the exploration and development of natural resource properties. Its principal business activities have been the exploration of certain mineral properties located in the States of Nevada and California in the United States. Since fiscal 2007, the Company has spent $5,343,825 on mineral property acquisition and exploration expenditures on its properties known as the Robertson Mining Claims located in the State of Nevada. The Robertson Mining Claims comprise three separate claim groups known as: (i) the Core Claims; (ii) the Carve Out Claims, and (iii) the Norma Sass and Ruf Claims.

     In the 2006 fiscal year, the Company completed the purchase of 1,391,860 shares of Marcus Corporation, which we refer to as “Marcus”, representing 98.49% of the total issued shares of Marcus. Marcus is a non-reporting Nevada corporation, which owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company now controls Marcus and owns an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million.

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

     Please refer to Note 6 of the financial statements (Item 17) for information regarding the Company’s principal capital expenditures on its mineral properties.

     At the Annual General Meeting of the Company on July 17, 2007, the shareholders of the Company passed an ordinary resolution amending the Company’s share structure by subdividing the Company’s issued share capital of 8,267,360 common shares without par value into 24,802,080 common shares without par value, every one common share being subdivided into three common shares, referred to as the “Subdivision”.

B. Business Overview

Operations and Principal Activities

     Presently, the Company’s principal business activity is the exploration of mineral properties. The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and future exploration will be required before final evaluation as to the economic and legal feasibility is determined.

     The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

Robertson Property – Operations and Activities

     During the fiscal year ended January 31, 1999, the Company entered into an option agreement dated October 8, 1998, which we refer to as the “Option Agreement”, with Placer Dome U.S. Inc., referred to as “Placer”, which was later assigned by Placer to the Cortez Joint Venture, doing business as Cortez Gold Mines (a joint venture owned by Placer and Kennecott Minerals), which we refer to as “Cortez”.

     Effective December 30, 1999, pursuant to the terms of the Option Agreement, Cortez elected to terminate the Option Agreement. This required the Company to post its own security for the reclamation bond for the Robertson Property and obtain a full release of Placer’s guarantee of the original reclamation bond. In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Property to reduce its US$2,000,000 reclamation bond that Placer had guaranteed for the Company. The Company was able to obtain a release of Placer’s guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond. The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash. In fiscal year ended 2006, with more reclamation work having been completed and accounted for, the reclamation bond was further reduced to US$228,205. In fiscal year ended 2007, with further drilling activities being proposed and performed, the required reclamation bond was increased to US$282,268. In fiscal year ended 2008, additional planned exploration activities in Nevada were approved and the required reclamation bond was increased to US$319,400 and then again in fiscal year ended 2009 up to US$389,360.

     The Company received a preliminary assessment report entitled “Update of the Geological Report on the Robertson Property” dated April 25, 2006 on the gold resources at its Robertson Property situated on the Battle Mountain – Eureka Trend (Cortez Trend) in Lander County, Nevada. The Report was prepared by Robert McCusker, Consulting Geologist, a “qualified person” in accordance with the requirements of National Instrument 43-101 implemented by the Canadian Securities Administration, referred to as “NI 43-101”.

     During fiscal 2006, the Company completed a major drilling program at its 100-percent-owned Robertson Property located on the Cortez gold trend in eastern Lander County, Nevada, USA. Drilling was completed in two phases. Phase I consisted of 14 reverse circulation (RC) drill holes, CR06-2 through CR06-15, totaling 11,355 ft which were completed in the immediate vicinity of the existing 39A Zone indicated mineral resource. Phase II consisted of 32 RC holes, CR06-16 through CR06-48A, totaling 24,260 ft which were completed in (1) the Distal Zone; (2) on the northeast flank of Altenburg Hill; (3) in the gravel-covered area between the Altenburg Hill and the Porphyry Zone measured and indicated mineral resource; and (4) along a northeast-striking structural zone in the Porphyry Zone. Drilling operations during Phase I and Phase II drilling were directly supervised by Robert McCusker, a “qualified person” pursuant to NI 43-101.

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

     In the fiscal year ending January 31, 2008, the Company purchased 100% interest in the 72 claims comprising the Fanny Komp/Elwood Wright lease which forms part of the core area of the Robertson Property for US$250,000.

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

     The zones included in the Beacon Hill estimate are located within the Robertson’s Core Claims only. Beacon Hill reported the following updated resource estimate:

Zone (Core Claims)	Qty	Grade	Qty	Grade	Contained
	(Tons)	oz Au/ton	(Tonnes)	g Au/tonne	oz Au
Distal	10,355,041	0.0335	9,376,398	1.148	346,893
39A	25,010,247	0.0287	22,690,382	0.984	717,794
Triplet Gulch	5,904,713	0.0269	5,357,012	0.922	158,837
Outside	2,187,500	0.0208	1,984,595	0.713	45,500
Gold Pan Oxide	7,049,181	0.0262	6,395,323	0.898	184,689
Altenburg Hill Oxide	4,558,402	0.0208	4,135,580	0.713	94,815
Porphyry Oxide	19,121,927	0.0213	17,348,243	0.730	407,297
Gold Pan Sulphide	12,053,279	0.0208	10,935,258	0.713	250,708
Altenburg Hill Sulphide	584,016	0.0176	529,845	0.603	10,279
Porphyry Sulphide	4,480,533	0.0223	4,064,934	0.765	99,916
TOTALS	91,284.800	0.0250	82,817,600	0.870	2,316,728

     For details on claim and gold zone locations, please see corresponding maps and diagrams at the Company’s website at www.coralgold.com. The information contained in the Company’s website does not form part of this Annual Report.

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

     The Company commissioned Beacon Hill to not only update the Robertson resource estimate but to also outline a program for continued development of the Core Claims in 2008 and beyond. Beacon Hill recommended a three-pronged development approach:

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

Beacon Hill recommended the following drilling on the Core Claims:

Phase I: 52 RC holes ranging in depth from 500 ft to 1,200 ft and totaling 37,600 ft, to focus on:

  39A Zone: Ten holes totaling 8,400 ft drilled along the southeast and northeast margins of the zone to test for additional high-grade mineralization.
  Distal Zone: Ten holes totaling 12,000 ft drilled in the Distal Zone, which remains open for discovery of high- grade mineralization in all directions.
  Altenburg Hill/South Porphyry Area: Twenty holes totaling 10,000 ft as infill and offset drilling on the northeast flank of Altenburg Hill and in the gravel- covered area south of the Porphyry Zone.
  Triplet Gulch: Twelve wide-spaced RC holes totaling 7,200 ft to test potential continuity and grade of inferred mineralization.

Phase II: should consist of 21 diamond core holes (HQ diameter) ranging from 300-ft to 1,000-ft-deep and totaling 11,900 ft. The purpose of core drilling is to provide geological data on the controls of mineralization, acquire geotechnical data (RQD and specific gravity), confirm grade and continuity and provide material for metallurgical testing. Drilling has been recommended as follows:

  39A Zone: Six “twin” core holes totaling 5,000 ft focused in areas of higher grade mineralization.
  Distal Zone: Four pre-collared “twin” core holes totaling 2,400 ft drilled to confirm grade and geological controls.
  Altenburg Hill/South Porphyry Area: Six (or more) “twin” core holes totaling 3,000 ft to provide ore-grade oxide mineralization for metallurgical studies and confirm the grade and continuity of mineralization.
  Gold Pan Zone: Five shallow “twin” core holes totaling 1,500 ft drilled mainly to provide ore-grade oxide mineralization for metallurgical studies and to confirm grade, continuity and geological controls for mineralization.

     Mr. Garth D. Kirkham, P.Geo., and Mr. Peter Stokes, P.Eng., of Beacon Hill and Mr. Robert McCusker, Consultant Geologist and Project Manager, are responsible for preparing the report and are “qualified persons” in accordance with NI 43-101. Messrs Kirkham, Stokes and McCusker are independent of the Company as defined by NI 43-101.

     Deep drilling in 2007 encountered Carlin-type geochemistry including gold in the important lower plate host rocks for Carlin-type structure beneath the Roberts Mountains thrust fault. The gold intercepts indicate a Carlin type system in Lower Plate rocks on a western part of the property. Follow up mapping, rock sampling and infill gravity surveys in 2008 lead to the Company’s identification of a new lower plate target zone that extends from the coral deep hole, 2 km to the south. The West Deep Carlin-type target adds significant discovery potential to the Robertson Property for a world-class gold deposit. The target zone lies north of the Pipeline Mine open pit along a projected mineralized fault and fracture system that controls gold within that deposit. Considerably more drilling on the Robertson West Deep target is warranted. While the Company would prefer to continue drilling and expanding these targets in 2009, the Company must wait and see what unfolds in the equity markets and its ability to raise additional exploration capital. In addition, the Company continues to seek joint venture partners for a proposed deep drilling program to follow up the successful results from the 2007 drilling program which intersected enormous gold values in the Lower Plate limestone sequence at the Robertson Property.

     In February 2009, the Company completed a Reverse Circulation drilling program at the Robertson Property. The program totaled 22,835 ft of drilling in 33 vertical holes which ranged in depth from 500 to 1200 ft. The holes were located on the Altenburg Hill, South Porphyry, 39A and Distal zones in order to increase the gold resource in these zones. Hole locations can be viewed in maps on our website at www.coralgold.com. The information contained in the Company’s website does not form part of this Annual Report.

     Robert McCusker, Consultant Geologist supervised the drill programs as a “Qualified Person” for NI 43-101.

Norma Sass and Ruf Claims – Operations and Activities

     Effective December 31, 1999, the Company and Levon Resources Ltd., referred to as “Levon”, entered into a fourth amending agreement whereby Levon could earn an undivided 50% interest in the Norma Sass and Ruf Claims upon completion of certain terms. This agreement was further amended effective December 31, 2001 (but signed on October 3, 2002), whereby Levon was transferred a 33.3% interest in the Company’s interest in the Norma Sass and Ruf claims, in consideration of 300,000 common shares of Levon previously issued to the Company and the prior payment of $350,294 for exploration work. The Company currently owns a 66.6% interest in the Norma Sass and Ruf claims (subject to certain royalties to underlying property owners, as described below), following the execution of the December 2001 fifth amending agreement with Levon.

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

     In January 2005, the Company announced the formation of an exploration agreement with Agnico-Eagle Mines Limited, referred to as “Agnico-Eagle”. The agreement covered our Norma Sass, Blue Nugget and Lander Ranch claims. The Norma Sass agreement also included our partnership with Levon. Under the agreement, Agnico-Eagle could earn a 51% interest in the Norma Sass, Blue Nugget and Lander Ranch claims by completing at least 45,000 feet of exploration drilling and paying certain advance royalties.

     Agnico-Eagle mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006. Drilling commenced on the Lander Ranch target area and Agnico-Eagle drilled 15,000 ft. in 12 to 15 holes on the Norma Sass and related properties. In February 2007, Agnico-Eagle notified the Company that it would not be continuing its option on the Company’s Norma Sass, Lander Ranch and Blue Nugget properties because of other corporate priorities. The Company was pleased with the work done by Agnico-Eagle as they successfully showed depths to the lower plate sequence across the Norma Sass ground and extended the area of gold mineralization at Lander Ranch.

     In September 2008, the Company entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick was granted the option to acquire up to a 75% interest in the Company’s and Levon’s interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

     Barrick may earn a 60% interest by incurring total exploration expenditures of at least US$3 million in annual installments by December 31, 2014. Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US$1.5 million by December 31, 2015. Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying the Company and Levon through to commercial production.

     Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US$6 million and granting them a 2% net smelter returns royalty.

     In May 2009, Barrick announced that plans are underway to do target delineation work in the second quarter followed by deep drilling in the third quarter on the Norma Sass property, Cortez Gold Trend, Nevada. Norma Sass is a 36-claim property immediately west of the Pipeline Mine open pit. Norma Sass was optioned to Barrick as disclosed above.

     Norma Sass’ proximity to Pipeline, offers the deep discovery potential Barrick is pursuing. They have completely remapped and reinterpreted the Pipeline open pit geology since their acquisition of Placer Dome, and have a new stratigraphic model for the host rocks and structural setting of the gold deposit.

     Barrick has notified the Company that they will commence the drilling of the planned holes in September 2009.

June Claims

     The Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years. The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors. The Company also has the exclusive right to purchase the property, subject to the NSR, for US $1,000,000 upon notice to the Lessors.

Reclamation Activities

     The Company spent approximately $176,672 on reclamation and maintenance in fiscal 2009 on the Robertson Property. The Company is reclaiming past mining and exploration related disturbances to public lands as required by the Bureau of Land Management (“BLM”) and the Nevada Department of Environmental Protection (“NDEP”).

     In August 2008, SRK Consulting prepared an “Aerial Survey Ground Truthing and Revised Cost Estimate” Report for the Company, which following amendments and revisions was submitted to the BLM and NDEP in October 2008.

     The report outlined and updated results of reclamation done by the Company at the Robertson Property up to 2008.

     The BLM and NDEP replied with required changes and updates in March/April 2009 and a revised “Aerial Survey Ground Truthing and Revised Cost Estimate” was prepared by SRK Consulting on June 10, 2009 and submitted to the BLM and NDEP. The Company is awaiting acceptance of the report.

     In other reclamation activity, The Company resolved confusion concerning disturbance at Mill Gulch (in the Robertson Core area) and at the Company’s JDN claims in the Hilltop area. The BLM agreed in July 2008 that the Company is not responsible for the land disturbance at Mill Gulch. The disturbance was caused by placer gold mining activity before the Company’s involvement at Robertson.

     In the Try/View area of the Robertson Property the Company renewed the Notice of Intent to allow further deep drilling. The bond covering this area was increased to approximately $37,000.

     In the core area of the Robertson Property, the Company also submitted a new “Storm Water Pollution Prevention Plan” and technical report which was approved by the BLM and NDEP in June 2009.

     In addition the Company has authorized SRK Consulting to prepare:

     (a) Comprehensive Permit, List and Schedules (a diary of permitting requirements); and

     (b) memo of existing reclamation status and planning for further reclamation.

     During the year ended January 31, 2009, additional planned exploration activities were approved by the BLM. Accordingly, the BLM increased the amount of the required reclamation deposit to US$389,360.

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

     The regulatory bodies that directly regulate the Company’s activities are the Bureau of Land Management (Federal) and the Nevada Department of Environmental Protection (State).

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

     These mining claims have been acquired over a period of several years from different sources. The entire Robertson Mining Claims are subject to a 3% net smelter royalty to Geomex Development Eighth Partnership, referred to as “Geomex 8”, which royalty shall cease at such time as the sum of US$1,250,000 has been paid to Geomex 8, and various mining leases requiring minimum annual advanced royalties ranging from 2% to 8% of net smelter returns.

     There is no underground or surface plant or equipment located on the Robertson Mining Claims.

(i) Robertson Property

     The Robertson Property is the subject of three technical reports dated January 15, 2004, April 25, 2006 and January 27, 2008. The first two technical reports were prepared by Robert McCusker, P.Geol. in accordance with NI 43-101, which we refer to as the “McCusker Reports”. The third and most recent report was prepared by Beacon Hill of Vancouver, British Columbia referred hereinto as the “Beacon Hill Report”. The zones included in the Beacon Hill estimate are located within the Robertson’s Core claims only. The Company’s other Claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Cortez Gold Mines), were not part of the estimate.

Property Description and Location

     The Robertson Property is an advanced-stage gold exploration project located in eastern Lander County, Nevada, 60 miles southwest of Elko. Coral Resources, Inc., a subsidiary of Coral Gold Resources Limited of Vancouver, B.C. acquired control of the Robertson Property in 1986. The core property consists of 556 unpatented federal lode claims, mill sites, placer claims and nine patented lode claims covering over 8,500 acres of public lands administered by the BLM. The Company is record owner of 495 claims and controls an additional 61 claims through a series of mineral leases and option agreements.

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

     A summary compilation of the terms of these agreements are presented in the table below:

Mining Lease and Option Agreements

				Advance
	Number of		Production	Royalty
Company/Date	Claims	Option Payment	Royalty	Payment
Tenabo Gold Mining Co.
Nov. 30, 1975	13	$2M	8% NSR	$12,000/yr
Northern Nevada Au, Inc.
Sept. 30, 1986	12	$ -	4% GSR	$9,600/yr
Albany Gold Corp.
(Geomex)	All	$1.25M	3% NSR	Nil
Mauzy, et al
Apr. 21, 1989	36	$1.5M	2% NSR	$14,400/yr

     Annual federal rental fees of US$81,760, payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2009-2010 assessment year.

Environmental Liabilities

     In 1988-89, the Company operated a small open pit gold mining operation and heap leach facility on the Robertson Property. The resulting disturbances include three small open pit mines, waste dumps, haul roads, drill roads, open drill holes, and a 350,000 ton heap leach facility and related recovery plant. In 1994, a reclamation plan was prepared by Amax Gold Exploration Inc., referred to as “Amax”, and submitted to the Battle Mountain office of the BLM.

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

     In March 2003, on behalf of the Company, SRK Consulting submitted a final plan for permanent closure with the BLM and NDEP. The closure plan was approved by both agencies. As a result of this work, during 2004 the BLM lowered the bonding requirements to $226,205. The Company currently maintains a required performance bond with the Nevada State Office of the BLM in the amount of US$389,360. The Company is working with the BLM and the United States Department of Interior in efforts to further reduce the bond.

Permitting

     In 2002, the Company submitted and was granted a five year renewal of Water Pollution Control Permit (NEV60035) by the NDEP for the Robertson Property. In addition, the Company continues to conduct reclamation and exploration activities under a Plan of Operation (NV067688) approved in 1989 by the BLM.

     During 2000 through 2003, no exploration activity was conducted on the Robertson Property. However, during that period a significant amount of surface reclamation was completed on the property. As a result, new exploration activities in reclaimed areas will require submission and approval of an Amendment to the Plan of Operation. Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance. Much of the Robertson Property has been previously cleared under various surveys conducted by Amax. Recent and planned future exploration activities by the Company have moved outside the area covered by previous archeological surveys. It is possible that future exploration will experience delays in receiving approval because additional surveys will be required by state and federal agencies.

     During 2004 through 2006, the Company conducted exploratory drilling under a series of amendments to the Plan of Operation which were approved by the Battle Mountain office of the BLM and NDEP. The 2007 deep drilling was conducted under a Notice of Intent as the proposed drilling activities were outside the area covered by the Plan of Operation. In November 2007, the Company submitted a consolidated Plan of Operations which was approved by the BLM and NDEP in April 2008.

     There are no known environmental or threatened and endangered species issues at the Robertson Property that would provide grounds for denial of approval of an Amended Plan of Operation.

History and Exploration

     The Robertson Property is located in the Tenabo area, a sub-district of the Bullion mining district. Historic lode mining in this district dates from 1905 and placer gold was discovered in many of the dry washes in the Tenabo area in 1916. Between 1937 and 1939, a small dragline dredge and washing plant operated in the district, and a dredge was reported by Humphrey to be operating in lower Mill Gulch in 1945.

     During 1966 through 1970, a number of companies explored the district in search of porphyry copper-style mineralization. In 1968, while drilling a series of shallow rotary holes near the Gold Pan mine, Superior Oil discovered a small, but relatively high-grade zone of gold at shallow depths in what is now known as the Gold Pan zone. However, with additional drilling, Superior Oil quickly lost interest in the district. They were soon followed by a number of mainly Vancouver-based junior mining companies, including Placer Development (1974-75), Teck Corporation (1977), Aaron Mining Ltd. (1975-86), and E & B Exploration Ltd. (1980-81), all of which sporadically explored the Tenabo area with limited success. A summary of the drilling completed by these companies prior to the Company’s involvement (1986) is presented in the table below:

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

     Modern open pit mining and heap leaching began as early as 1974, when Aaron Mining Ltd., referred to as “Aaron”, initiated a pilot leach operation on the Robertson Property. From 1978 through 1980, Aaron expanded its leaching operations and continued exploration and acquiring claims in the district.

     In 1986, the Company acquired Aaron’s interest in the Robertson Property and immediately began a series of major drilling programs beginning in 1986 and continuing until 1989. Mining operations on the Robertson Property commenced in 1988, but were suspended less than one year later. During the operating life of the Robertson Property mine, approximately 350,000 tons of low-grade material was placed on leach pads from which about 6,200 ounces of gold were recovered.

     During 1986 through 1989, the Company completed approximately 380 reverse circulation drill holes and seven diamond drill holes, totaling about 109,377 ft. Much of this drilling was focused in four resources areas including the Gold Pan, Gold Quartz, Gold Quartz extension (also called Gold Quartz West) and the Triplet Gulch areas. The purpose of this drilling was to determine the limits and continuity of mineralization within these zones. Nearly all of the reverse circulation holes were drilled vertically to an average depth of about 300 ft.

     During the later stages of the exploration program, the Company completed two “deep” reverse circulation holes that reached depths of 1,400 ft and 1,810 ft, respectively. In addition to resource definition, the Company also embarked on a program of district-wide exploratory and follow-up drilling of numerous surface anomalies.

     In 1990, the Company and Amax entered into an amended and restated option and earn-in agreement in which Amax could earn a 60% interest in the Robertson Property by producing a bankable feasibility study. From 1990, until Amex withdrew from the venture in 1996, Amax completed an exploration program that included drilling 338 reverse circulation holes and 62 diamond drill holes, totaling over 176,000 ft.

     In 1998, Cortez, entered into an option and earn-in agreement with the Company in which Cortez could earn a 70% interest in the Robertson Property by producing a bankable feasibility study. The focus of Cortez’s exploration was to expand the 39A zone and test a number of outlying targets. During 1999, Cortez completed 46 reverse circulation drill holes and a single flood rotary hole, totaling 57,000 feet. Of the 13 holes directed at expanding the 39A zone, only two holes, 99401 and 99413, encountered significant mineralization. This drilling program did little to expand the resource. Of the remaining holes drilled by Cortez, only two holes (99406 and 99419) encountered significant mineralization. Both holes were designed to offset and/or follow up existing drill intersections and surface gold anomalies.

     After completing this drilling program, Cortez declared its interest in renegotiating the terms of the Option Agreement with the Company. When the Company declined, Cortez subsequently terminated the Option Agreement on December 30, 1999, and did not earn an interest in the Robertson Property.

     During 2004 and 2005, the Company conducted three drilling programs consisting of 32 reverse circulation holes totaling 24,020 ft on the Robertson Property. The focus of this exploration was to expand and further define the 39A Zone, test the “deep” Gold Pan Zone for extensions of the 39A Zone and offset previous ore-grade intersections in the “distal target area”.

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

     In 2008, the Company entered into a contract for 37,600-feet of reverse circulation drilling on the Company’s 100% owned Robertson property at Crescent Valley, Nevada. The agreement, signed with Lang Exploratory Drilling of Salt Lake City, Utah, began in April following permit approval from the BLM.

     In Phase I, the Company drilled 52 reverse circulation holes and Phase II included 11,000 ft of diamond drilling.

     Both Phase I and Phase II were aimed at expanding and upgrading Robertson’s 2.3 million-ounce inferred resource. In February 2008, Beacon Hill reported the Robertson resource, to date situated in a small portion of the property, had increased by more than 110% from the previous calculation. The updated resource was calculated from work completed in 2006 and 2007. With the 2008 drilling, the Company hoped to upgrade a significant portion of the inferred resources into the measured and indicated categories.

     The reverse circulation drilling of Phase I ranged in depth from 500 to 1,200 ft. The work was focused on key, shallow-lying zones locally exposed on surface and also potentially in an open pit mining configuration. Some of the new resources remained open to expansion on strike and at depth.

     The planned 21 diamond drill holes of Phase II ranged from 300 to 1,000 ft in depth. Phase II drilling would:

     1) provide geological data on the controls of mineralization;
     2) provide geotechnical data for RQD (“Rock Quality Designation”) and specific gravity;
     3) help confirm grade and continuity; and
     4) provide material for metallurgical testing.

     The Company continued to reevaluate all past Robertson exploration data and apply some new insights into gold controls in the Cortez Gold Trend, preparing for the 2008 resource expansion drilling.

     To help derive exploration priorities to expand the current resource with the 2008 drilling campaign, a series of in-house, draft open pit shapes had been modeled around the 2008 NI 43-101 compliant inferred resource.

     The inferred resource estimate of 2.3 million ounces of gold grading 0.0250 oz/ton (0.870 g/tonne was announced in February 2008 and a NI 43-101 compliant report is posted on the Company’s website for review at http://www.coralgold.com/i/pdf/Robertson43-101Final.pdf. The information contained in the Company’s website does not form part of this Annual Report.

     The loosely constrained open pit shapes were calculated at the posted resource cut off grades, for gold prices that range from $600 to $2000 per ounce gold. For simplicity, off site toll milling was considered and loosely estimated Nevada operating costs were used to produce non engineered, simple and idealized open pit shape alternatives. The point of the exercise is not to mimic or consider production alternatives, but provide semi quantitative exploration insight into where added resources might be most effective in any future open pit alternatives.

     In February 2009, the Company completed its reverse circulation drilling program at the Robertson Property in Crescent Valley, Nevada, USA.

     The program totaled 22,835 ft of drilling in 33 vertical holes which ranged in depth from 500 to 1200 ft. The holes were located on the Altenburg Hill, South Porphyry, 39A and Distal zones in order to increase the gold resource in these zones. Hole locations can be viewed in maps on the Company’s website at www.coralgold.com. The information contained in the Company’s website does not form part of this Annual Report.

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

Mineral Resource Estimates

     In late 2005, an independent third party was contracted by the Company to undertake a Preliminary Assessment of the currently defined mineral resources at the Robertson Property. The results of this study are reported in a NI 43-101 compliant technical report dated April 25, 2006 prepared by R. T. McCusker entitled “Update of the Geological Report on the Robertson Property”.

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

	Measured mineral resources			Indicated mineral resources			Total measured and indicated			Inferred mineral resources
	Short	Gold	Contained	Short	Gold	Contained	Short	Gold	Contained	Short	Gold
	tons	Grade	ozs	tons	Grade	ozs	tons	Grade	ozs	Tons	Grade	Contained
Zone	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	ozs (000s)
Porphyry(1)	10,600	0.020	212	2,100	0.018	37	12,700	0.020	249
39A/Gold Pan(2)				10,200	0.044	450	10,200	0.044	450	4,900	0.039	192
Altenburg Hill(1)										3,500	0.018	63
Distal Target(3)										1,008	0.178	179
Total	10,600	0.020	212	12,300	0.040	487	22,900	0.031	699	9,408	0.046	434

(1)	Estimates calculated using a 0.010 oz Au/t cutoff grade.
(2)	Estimates calculated using a 0.015 oz Au/t cutoff grade.
(3)	Estimates calculated using a 0.05 oz Au/t cutoff grade.

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

     In 2007, Beacon Hill was commissioned by the Company to update the resource estimate on the Robertson Property. The purpose of the study was to incorporate additional drilling completed in 2006 in an updated resource estimate and to establish a program for continued development and provide a basis for a subsequent Technical Report. The final NI 43-101 compliant Mineral Resource Estimate for the Robertson Property, Lander County, Nevada report was received by the Company in February 2008. The new estimate, based on a gold price of US$600 per ounce, raised the Robertson Property inferred resource to over 2.3 million ounces of gold—an increase of 110% over the previous NI 43-101 estimate from April 2006. A portion of the oxide resources are locally exposed at the surface and are potentially in an open pit mining configuration. Some of the new resources remain open to expansion on strike and at depth.

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

     This section uses the term “inferred resources”. We advise United States investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

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

     This resource is compliant with NI 43-101.

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

(ii) Carve-Out Claims, Nevada, U.S.A.

     Under the terms of an Exploration and Mining Venture Agreement dated July 11, 1997, Barrick, formerly Placer, holds an undivided 61% interest and the Company has a 39% interest carried to production in the Carve-Out Claims.

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

     No further work on the Carve-Out Claims is proposed at this time.

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

     In January 2005, we announced the formation of an exploration agreement with Agnico-Eagle. The agreement covers our the Norma Sass, Blue Nugget and Lander Ranch claims. The Norma Sass agreement also includes our partnership with Levon. Under the agreement, Agnico-Eagle can earn a 51% interest in the Norma Sass, Blue Nugget and Lander Ranch claims by completing at least 45,000 ft of exploration drilling and paying certain advance royalties. At its option, Agnico-Eagle may acquire the claim leases from the underlying owners for its benefit and Agnico-Eagle shall be deemed to have earned an additional 24% interest. Agnico-Eagle will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

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

     In February 2007, Agnico-Eagle Mines Ltd. notified the Company that it would not be continuing its option on Company’s Norma Sass, Lander Ranch and Blue Nugget properties because of other corporate priorities. The Company was pleased with the work done by Agnico-Eagle. They successfully showed depths to the lower plate sequence across the Norma Sass ground and extended the area of gold mineralization at Lander Ranch. The Company is reviewing results of Agnico-Eagle’s exploration programs in order to plan further work.

     In September 2008 the Company entered into an exploration, development and mine operating agreement with Barrick, wherein Barrick is granted the option to acquire up to a 75% interest in the Company’s and Levon interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

     Barrick may earn a 60% interest by incurring total exploration expenditures of at least US $3 million in annual installments by December 31, 2014. Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US $1.5 million by December 31, 2015. Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying the Company and Levon through to commercial production.

     Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US $6 million and granting them a 2% net smelter returns royalty.

     In May 2009, Barrick announced that plans are underway to do target delineation work in the second quarter followed by deep drilling in the third quarter on the Norma Sass property, Cortez Gold Trend, Nevada. Norma Sass is a 36-claim property immediately west of the Pipeline Mine open pit. Norma Sass was optioned to Barrick as mentioned in the above paragraph.

     There is no underground or surface plant or equipment located on the Norma Sass and Ruf Claims, nor any known body of commercial ore.

(iv) June Claims

     The Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years. The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors. The Company also has the exclusive right to purchase the property, subject to the NSR, for US $1,000,000 upon notice to the Lessors. No further work on the June Claims is proposed at this time.

(v) JDN Claims, Nevada, U.S.A. (formerly known as the JD Mining Claim)

     On December 16, 1986, the Company acquired six mining claims on 550 acres of land near Crescent Valley (Lander County), Nevada for US$10,000. The Company located an additional 28 unpatented lode mining claims covering some 30 acres in May 1996 and acquired a 100% interest by staking the “JDN Claims”. The JDN Claims are located approximately three miles north of the Robertson Mining Claims.

In 1987, geological mapping was conducted. In fiscal year 1994, the Company optioned a 50% interest in the JDN claims to Mill Bay Ventures Inc., formerly First International Metals Corp., referred to as “Mill Bay”, a company with two directors in common to the Company, for $10,000 and an initial installment of 50,000 common shares of Mill Bay. On February 5, 1997, Mill Bay exercised the option by issuing to the Company an additional 50,000 common shares and completion of specified exploration work.

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

(vi) C-Eagle Claims, Nevada, U.S.A.

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

(vii) Ludlow Property, California, U.S.A.

     The Company owns certain mining property consisting of approximately 128 acres in San Bernardino County, California, referred to as the “Ludlow Property”. The purchase price for the Ludlow Property was $28,187, and as of January 31, 2000, the Company expended $36,885 on exploration costs. The property is located approximately six miles south of Ludlow, California, and is readily accessible by dirt road from Ludlow. Ludlow lies at the western junction of U.S. Highway 40 and Route 66. Old wagon roads allow any part of the property to be reached by an easy walk. The Ludlow property has previously been explored as evidenced by trenches, pits and shallow shafts and adits. The only recorded data relating to previous exploration applies to the Baghdad-Chase Mine which lies approximately two kilometers to the south of the Ludlow Property.

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

Item 5. Operating and Financial Review and Prospects

     The following discussion and analysis of the operations, results and financial position of the Company for the years ended January 31, 2009, 2008 and 2007 should be read in conjunction with the January 31, 2009 Consolidated Financial Statements and the notes thereto.

     The financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. In addition, US GAAP requires investments available for sale to be recorded at fair market value with unrealized gains or losses recognized as part of comprehensive income (loss) unless a decline in value is considered to be other than temporary. Effective for fiscal January 31, 2008 the Canadian GAAP treatment is the same, however in fiscal January 31, 2007 such investments were recorded in accordance with Canadian GAAP at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations. See Note 18 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

Overall Performance

     The following is a summary of significant events and transactions during the year ended January 31, 2009:

Robertson Property, Nevada

     Core Area

  The Company doubled the inferred gold resource to over 2.3 million ounces in late 2007. This new calculation was based on 91,284,800 tons grading 0.025 oz Au/ton using a gold price of US$600/oz and a cutoff grade of 0.015 oz Au/ton. (Details are available in our February 11, 2008 news release). Later in 2008, the Company also completed 22,385 feet of reverse circulation drilling in 33 vertical holes, partially extending the areas of mineralization in several zones. Highlights of the drill program included Hole #CR08-13, which intersected 100 feet grading 0.075 oz Au/ton and included 25 feet grading 0.17 oz Au/ton. Complete drill results and program details are available in the Company’s news release issued February 4, 2009. The 2008 drilling program has not as yet been incorporated in the Company’s current resource figures.

  Deep drilling in 2007 encountered Carlin-type geochemistry including gold in the important lower plate host rocks for Carlin-type structure beneath the Roberts Mountains thrust fault. The gold intercepts indicate a Carlin type system in Lower Plate rocks on a western part of the property. Follow up mapping, rock sampling and infill gravity surveys in 2008 lead to the Company’s identification of a new lower plate target zone that extends from the coral deep hole, 2 km to the south. The West Deep Carlin-type target adds significant discovery potential to the Robertson Property for a world-class gold deposit. The target zone lies north of the Pipeline Mine open pit along a projected mineralized fault and fracture system that controls gold within that deposit. Considerably more drilling on the Robertson West Deep target is warranted. While the Company would prefer to continue drilling and expanding these targets in 2009, the Company must wait and see what unfolds in the equity markets and regarding its ability to raise additional exploration capital.

A. Results of Operations

Twelve months ended January 31, 2009 compared with the twelve months ended January 31, 2008

General and administrative expenses

     General and administrative expenses totaled $2,516,862 for the year ended January 31, 2009 compared with $1,359,172 for the year ended January 31, 2008, an increase of $1,157,690. The current year had decreases of $324,141 in legal and accounting fees, $51,076 in listing and filing fees, and $29,490 in management fees. Cost items that increased were $1,459,017 in stock based compensation, $26,320 in consulting fees, $26,233 in travel, $24,690 in salaries and benefits, $13,917 in office and miscellaneous, and $11,098 in investor relations and shareholder information.

     The increase in consulting fees during fiscal 2009 was attributable to the addition of a consultant. The increased expense in investor relations and travel come from a contract with an investor relation firm engaged earlier in the fiscal year. The significant higher legal and accounting fees in the prior year were resulting from the title search of the Robertson Property during the year. As discussed above, the increase in stock-based compensation was due the extension of expiry dates of warrants. Listing and filing fees decreased during the year ended January 31, 2009 with less activity in this area while there were private placement and a share split in the prior year. The management fees declined during the year because of the elimination of payment to a former executive officer.

Loss for the year

     The loss for the year ended January 31, 2009 was $3,746,165 compared with a loss of $1,319,185 for the year ended January 31, 2008, an increase of $2,426,980. In addition to the increase in general and administrative expenses, there was a future income tax expense of $533,297 and a foreign exchange loss of $765,770, which primarily related to the future income tax calculation. Interest income also decreased by $95,240 due to a lower cash balance. During the year ended January 31, 2008, there was also a write-down of $24,029 in advances receivable whereas this did not occur in the year ended January 31, 2009.

Twelve months ended January 31, 2008 compared with the twelve months ended January 31, 2007.

General and administrative expenses

     General and administrative expenses totaled $1,359,172 for the year ended January 31, 2008 compared with $1,983,965 for the year ended January 31, 2007, a decrease of $624,793. The year ended January 31, 2008 had decreases of $98,995 in consulting fees, $50,000 in directors fees, $43,640 in legal and accounting, $38,368 in office and miscellaneous, $438,163 in stock-based compensation and $14,378 in travel. Cost items that increased were investor relations and shareholder information by $8,988, listing and filing fees by $30,346, management fees by $2,275 and salaries and benefits by $17,287.

     Legal and accounting fees, consulting fees, office and miscellaneous and directors fees were all higher in the year ended January 31, 2007as a result of the due diligence in connection with a buyout offer and a mineral property review and title search of the Robertson Property. In addition to requiring U.S. based legal services for these activities, there were such items as special committee fees for the directors, liability insurance and financial advisory services whereas these costs were much less or were not incurred in the year ended January 31, 2008.

     Listing and filing fees were higher in the year ended January 31, 2008 because of the fee associated with performing the 3-for-1 common share split. Salaries and benefits were higher due to an increase in personnel to handle marketing, accounting, and administrative demands.

Loss for the year

     Loss for the year ended January 31, 2008 was $1,319,185 compared with a loss of $2,528,614 for the year ended January 31, 2007, a decrease of $1,209,429. The primary reasons for the decrease in the loss for the year ended January 31, 2008 were the decreased administrative expenses of approximately $624,793 and a foreign exchange gain of $519,722. Interest revenue also increased from $144,422 in the year ended January 31, 2007 to $165,004 for the year ended January 31, 2008, a difference of $20,582. In addition, write-down of advances receivable decreased by $42,091 for the year ended January 31, 2008 compared with the year ended January 31, 2007. During the year ended January 31, 2007, there was a write down of investments of $28,657 whereas this did not occur in the year ended January 31, 2008.

B. Liquidity and Capital Resources

     During year ended January 31, 2009, the Company incurred expenditures that increased the mineral property carrying value on the Robertson Property by $1,683,612. At this time, the Company has no operating income but is earning interest income on its cash holdings.

     At January 31, 2009, the Company had working capital of $959,419 and cash and cash equivalents of $1,332,316. During the year ended January 31, 2009, the Company had cash proceeds of $59,920 from the exercise of 107,000 stock options.

     The Company has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investments in and expenditures on the mineral properties comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interests and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time and the Company may never achieve profitable operations.

     Mineral exploration and development is capital intensive, and in order to maintain its interests, the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

C. Research and Development, Patents and Licenses, etc.

     As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D. Trend Information

     As the Company is a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

E. Off-Balance Sheet Arrangements

     The Company has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

     The Company has no contractual obligations.

G. Safe Harbor

     Certain statements in this Annual Report, including those appearing under this Item 5, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as “plans”, “expects”, “estimates”, “budgets”, “intends”, “anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may”, or other similar words.

     The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information – “Risk Factors”, and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

     Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

     Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning the Company, including factors that could materially affect its financial results, may emerge from time to time. The Company does not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

     The following is a list of the Company’s directors and officers as of July 31, 2009. The directors were re-elected by the Company’s shareholders on June 26, 2009 and are elected for a term of one year which term expires at the election of the directors at the next annual meeting of shareholders.

Name	Position Held	Principal Occupation	Director/Officer Since
Louis Wolfin	Chief Executive Officer	Mining Executive;	July 1990
	and Director	Chairman and Director of
Bralorne Gold Mines Ltd.,
Director of Avino Silver &
Gold Mines Ltd., Chief
Executive Officer and
Director of Levon
Resources Ltd. and Director
of Cresval Capital Corp.

Lloyd Andrews	Chairman and Director	Director of Avino Silver &	September 1997
Gold Mines Ltd. and the
Company.

Chris Sampson	Vice President	Director and Vice President	January 1996
	Exploration and Director	Exploration of the Company;
Professional Engineer,
Director of Sego Resources
Ltd.

David Wolfin(1)	Director and President	Director of the Company;	September 1997
and Director of Bralorne

Name	Position Held	Principal Occupation	Director/Officer Since
Gold Mines Ltd. and
Berkley Resources Inc.;
President of Gray Rock
Resources Ltd.; President
and Director of Avino Silver
& Gold Mines Ltd.; and
Director of Mill Bay
Ventures Inc. and Cresval
Capital Corp.; Director and
VP Finance of Levon
Resources Ltd.

Gary Robertson	Director	Certified Financial Planner,	July 2003
Director of the Company and
Director of Avino Silver &
Gold Mines Ltd., Bralorne
Gold Mines Ltd., Levon
Resources Ltd., Mill Bay
Ventures Inc. and Sage Gold
Inc.

Dorothy Chin	Corporate Secretary	Corporate Secretary of the	September 2008
Company and of Avino
Silver & Gold Mines Ltd.,
Bralorne Gold Mines Ltd., ,
Gray Rock Resources Ltd.,
Levon Resources Ltd. and
Mill Bay Ventures Inc.;
formerly Corporate Secretary
of Dentonia Resources Ltd.

Lisa Sharp	Chief Financial Officer	Chief Financial Officer of	June 2008
Bralorne Gold Mines Ltd.,
Coral Gold Resources Ltd.,
Gray Rock Resources Ltd.,
Levon Resources Ltd., Mill
Bay Ventures Inc. and Sonic
Technology Solutions Inc.

(1) Mr. David Wolfin is the son of Mr. Louis Wolfin.

B. Compensation

     For purposes of this Item 6(B), “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year, each a “Named Executive Officer” (“NEO”).

     Based on the foregoing definition, during the last completed fiscal year of the Company, there were three (3) Named Executive Officers, namely, its CEO, Louis Wolfin, its current CFO, Lisa Sharp, and its former CFO, Kevin Bales.

1) Compensation Discussion and Analysis

     The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to the NEOs. The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees. No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

     The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

     The process for determining executive compensation relies solely on discussions amongst the board of directors of the Company (the “Board”) with the input from and upon the recommendations of the Compensation Committee, without any formal objectives criteria and analysis.

     Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Cash payment to add variable component to compensation	Based on corporate and individual performances of key personnel.
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Retain qualified leaders, motivate strong business performance.

2) Summary Compensation Table

     The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended January 31, 2009 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Louis Wolfin(1) CEO and Director	2008	$75,000	NIL	NIL	NIL	NIL	NIL	NIL	$75,000
Lisa Sharp(2) CFO	2008	$12,756	NIL	NIL	NIL	NIL	NIL	NIL	$12,756
Kevin Bales Former CFO	2008	$5,227	NIL	NIL	NIL	NIL	NIL	NIL	$5,227

(1)	The Company paid an aggregate of $75,000 to Frobisher Securities Ltd., a private corporation controlled by Mr. Louis Wolfin.
(2)	Ms. Lisa Sharp was appointed CFO of the Company on June 9, 2008.

Annual Base Salary

     Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

     The Annual Base Salary paid to the NEOs shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Long Term Incentive Plan (LTIP)

     The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the NEO during the most recently completed financial year ended January 31, 2009.

Option Based Award

     An Option Based Award is in the form of a grant of an incentive stock option. The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee. The plan currently used by the Company is 2008 Stock Option Plan.

     In the June 26, 2009 Shareholders’ Meeting, the “disinterested” shareholders approved the implementation of a new stock option plan to supersede and replace the existing 2008 Stock Option Plan. The new stock option plan (the "2009 Stock Option Plan") for insiders, employees and other service providers to the Company, will reserve up to 10% of the issued shares from time to time, as a “rolling stock option plan”. Currently, there are 24,989,771 shares issued, so the 2009 Stock Option Plan will currently permit up to 2,498,977 shares for incentive stock option grants under the plan to qualifying persons, less the currently issued and outstanding stock options. New stock options may be granted under the 2009 Stock Option Plan for up to a maximum of ten (10) years.

     In addition, the 2009 Stock Option Plan will limit the number of stock options, which may be granted to any one individual to not more than 5% of the total issued shares of the Company in any 12 month period, and not more than 10% of the total issued shares to all insiders at any time or granted over any 12 month period (in the absence of disinterested shareholder approval). The number of options granted to any one consultant, or a person employed to provide investor relations activities, in any 12 month period must not exceed 2% of the total issued shares of the Company. Any stock options granted under the 2009 Stock Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors

     For details of the option plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular filed with the SEC on June 8, 2009.

     The 2009 Stock Option Plan is administered by the Compensation Committee pursuant to the 2009 Stock Option Plan. The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board.

     The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable.

     All previous grants of option-based awards are taken into account when considering new grants.

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

     The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2009:

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Louis Wolfin CEO and Director	150,000 150,000 225,000	$0.56 $1.17 $1.29	Dec. 1, 2009 Dec. 12, 2010 Sept. 5, 2011	Nil	Nil	Nil
Lisa Sharp CFO	Nil	N/A	N/A	N/A	N/A	N/A
Kevin Bales, Former CFO	10,000 30,000	$0.56 $1.29	Dec 31, 2008 Dec 31, 2008	Nil	Nil	Nil

(1) No value was attributed to unexercised options that were out of the money on January 31, 2009.

Incentive plan awards – value vested or earned during the year

     The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended January 31, 2009:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Louis Wolfin CEO and Director	Nil	Nil	Nil
Lisa Sharp CFO	N/A	N/A	N/A

(1) No value was attributed to unexercised vested options that were out of the money on January 31, 2009.

4) Pension Plan Benefits

     No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5) Termination and Change of Control Benefits

     The Company does not have any employment contracts with the NEOs, and there are no contractual provisions for termination of employment or change in responsibilities.

6) Director Compensation

     The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended January 31, 2009:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Lloyd Andrews	$12,000	NIL	NIL	NIL	NIL	NIL	$12,000
Gary Robertson	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Chris Sampson	NIL	NIL	NIL	NIL	NIL	NIL	NIL
David Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Victor Chevillon(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(1)

The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(2)	Mr. Chevillon resigned as a director of the Company in May 2009.

     The Company paid Lloyd Andrews, an independent director, an annual payment of $12,000 ($6,000 for fees and $6,000 for office expenses).

     Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 220,200 shares of the Company at a price of $0.56 per share exercisable on or before December 1, 2009, of which 160,200 have been exercised, an aggregate of 225,000 shares of the Company at a price of $1.17 per share exercisable on or before December 12, 2010, none of which have been exercised; an aggregate of 165,000 shares of the Company at a price of $1.29 per share exercisable on or before September 5, 2011, none of which have been exercised; and an aggregate of 125,000 shares of the Company at a price of $1.00 per share exercisable on or before September 26, 2012, none of which have been exercised.

Termination of Employment, Changes in Responsibilities and Employment Contracts

     The Company does not have an employment contract with the NEOs, and there are no contractual provisions for termination of employment or change in responsibilities.

C. Board Practices

     Currently, the Company has five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the Board is not a member of management. The Board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on June 26, 2009, the shareholders elected Lloyd Andrews, Gary Robertson, Chris Sampson, David Wolfin, and Louis Wolfin as directors.

     The Board has considered the relationship of each director to the Company and considers two of the five directors to be “independent” (Messrs. Andrews and Robertson) for the purposes of National Instrument 58-101 –

Disclosure of Corporate Governance Practices.

     Two of the directors (Messrs. David Wolfin and Louis Wolfin) who are considered related are related by family. Chris Sampson is also the Vice-President of Exploration of the Company.

     The Board has addressed the related directorship issues and intends, given a transitional period, to eventually be comprised of a majority of unrelated directors. Procedures are in place to allow the Board to function independently. At the present time, the Board has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. The Company’s chairman and independent directors meet in the absence of managing directors. Committees meet independent of management and other directors. Committees appoint a chairman from their number who presides over the committee meetings.

Mandate of the Board of Directors, its Committees and Management

     The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the audit committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to Board approval. A formal mandate for the Board and the Chief Executive Officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the Board.

     The Board and committee’s may take action at regularly held meetings or at a meeting by conference call or by written consent.

Committees

Corporate Governance Committee

     The Corporate Governance Committee assists the Board in establishing the Company’s corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition and functioning of the Board and its committees and making recommendations to the Board as appropriate. When considering nominees to the Board the Corporate Governance Committee’s mandate requires that it consider the current composition of the Board and give consideration to candidates having experience in the industry, life experience and background. The Corporate Governance Committee is also responsible for the Company’s corporate governance guidelines. The Corporate Governance Committee may retain legal or other advisors.

     The Corporate Governance Committee currently consists of three directors (Messrs. Lloyd Andrews, Gary Robertson and Chris Sampson). Messrs. Andrews and Robertson are considered independent.

Audit Committee

     The Audit Committee assists the Board in its oversight of the Company’s financial statements and other related public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company’s auditors. The Audit Committee reviews the Company’s financial statements and related management’s discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

     The Audit Committee consists of Gary Robertson, Lloyd Andrews and Chris Sampson, all of whom are financially literate. Currently, the Audit Committee has at least one member with accounting or related financial management expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP. Gary Robertson and Lloyd Andrews are both independent, having no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

     It is intended that this Audit Committee eventually will be comprised solely of unrelated directors.

     The Board has adopted a charter for the Audit Committee which is reviewed annually and sets out the role and oversight responsibilities of the Audit Committee with respect to:

  its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;
  determination of which non-audit services the external auditor is prohibited from providing;
  the engagement, evaluation, remuneration, and termination of the external auditors;
  appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the Audit Committee;
  its relationship with and expectation of the internal auditor;
  its oversight of internal control;
  disclosure of financial and related information; and
  any other matter that the Audit Committee feels is important to its mandate or that which the Board chooses to delegate to it.

Compensation Committee

     The Compensation Committee recommends to the Board the compensation of the Company’s directors and the Chief Executive Officer which the Compensation Committee feels is suitable. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

     The Compensation Committee consists of two unrelated directors (Messrs. Robertson and Andrews) and one related director (Mr. David Wolfin). It is intended that the Compensation Committee will eventually be comprised solely of unrelated directors.

D. Employees

     As at January 31, 2009, the Company has one full-time employee located in Nevada, United States.

E. Share Ownership

     The following table sets out the share ownership of the directors and officers of the Company as of July 31, 2009:

Name of Beneficial Owner	Number of Shares	Percent
Louis Wolfin	1,476,101	5.91%
Chris Sampson	66,300	*
Lloyd Andrews	Nil	*
Gary Robertson	173,550	*
David Wolfin	538,600	2.16%
Dorothy Chin	Nil	*
Lisa Sharp	Nil	*

* Less than one percent

Outstanding Options

     The following information, as of July 31, 2009, reflects outstanding options held by the Named Executive Officers:

			Exercise
	No. of Shares	Date of Grant	Price	Expiration Date
Louis Wolfin	150,000	December 1, 2004	$0.56	December 1, 2009
CEO and Director	150,000	December 12, 2005	$1.17	December 12, 2010
	225,000	September 5, 2006	$1.29	September 5, 2011
Lisa Sharp	Nil	N/A	N/A	N/A
CFO

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government or by any other natural or legal person(s) severally or jointly.

     As of July 31, 2009, to the knowledge of the Company’s directors and senior officers, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

B. Related Party Transactions

Related party transactions for the year ended January 31, 2009 are as follows:

During the year ended January 31, 2009:

(a)	$30,000 (2008 - $30,000; 2007 - $30,000) was paid for consulting fees to a private company controlled by a director and officer of the Company;

(b)	$75,000 (2008 - $75,000; 2007 - $31,250) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)	$30,000 (2008- $30,000; 2007 - $65,000) was paid for management fees to a private company controlled by a officer of the Company;

(d)	$30,000 (2008- $Nil; 2007 - $Nil) was paid for consulting fees to a private company controlled by a officer of a related Company;

(e)

$186,734 (2008 - $168,983; 2007 - $116,135) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(f)	$39,526 (2008- $15,332; 2007 - $Nil) was paid for geological consulting services to a private company controlled by a director of the Company;

(g)	$35,888 (2008- $42,661; 2007 - $47,198) was paid for geological consulting services to a private company controlled by a director and officer of the Company; and

(h)	$12,000 (2008- $12,000; 2007 - $62,000) was paid for directors’ fees to the Directors’ of the Company.

     These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

     The Company entered into a cost-sharing agreement during 2005 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

     Advances receivable from related comprises of $52,891 US (2008 - $52,891 US) less an allowance for bad debt of $39,113 US (2008 - $39,113). The advances receivable from related parties is from a public company related by common directors. Amounts due are without stated terms of interest or repayment.

     Advances payable to related parties include $12,288 (2008 - $16,662) owed to Oniva, $17,000 (2008 - $17,000; owed to a director of the Company, and $40,796 (2008 - $25,967owed to three private companies controlled by directors and officers of the Company. Amounts due are without stated terms of interest or repayment.

C. Interests of Experts and Counsel

     Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

     The following financial statements of the Company are included under Item 17 to this Annual Report and include the following:

  Auditor’s Reports;
  Consolidated Balance Sheets as at January 31, 2009 and January 31, 2008;
  Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2009, 2008 and 2007;
  Consolidated Statements of Shareholders’ Equity for the years ended January 31, 2009, 2008 and 2007;
  Consolidated Statements of Cash Flows for the years ended January 31, 2009, 2008 and 2007; and
  Notes to the Consolidated Financial Statements for the years ended January 31, 2009, 2008 and 2007.

Dividend Policy

     The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

     None.

Item 9. The Offering and Listing

A. Offer and Listing Details

     As of July 31, 2009, there were 69 holders of record in the United States holding 12.81% of the Company’s outstanding common shares representing approximately 81.17% of the total shareholders. The Company’s common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Computershare Investor Services Inc. in the City of Vancouver, the registrar and transfer agent for the common shares.

     The following table sets forth the high and low prices expressed in Canadian dollars on the TSX-V for the Company’s common stock and the high and low prices expressed in United States dollars quoted on the OTCBB for the periods indicated.

	TSX-V		OTCBB
	(Canadian Dollars)		(United States Dollars)

Last Six Months	High	Low	High	Low
July 2009	0.64	0.35	0.57	0.31
June 2009	0.61	0.44	0.59	0.32
May 2009	0.62	0.45	0.59	0.32
April 2009	0.66	0.48	0.61	0.35
March 2009	0.74	0.54	0.62	0.41
February 2009	0.94	0.32	0.68	0.15

2008-2009	High	Low	High	Low
Fourth Quarter ended January 31, 2009	0.40	0.13	0.30	0.07
Third Quarter ended October 31, 2008	0.64	0.11	0.60	0.08
Second Quarter ended July 31, 2008	1.08	0.58	1.05	0.56
First Quarter ended April 30, 2008	1.49	0.80	1.49	0.80

2007-2008	High	Low	High	Low
Fourth Quarter ended January 31, 2008	0.85	0.45	0.85	0.45
Third Quarter ended October 31, 2007(2)	1.25	0.66	1.12	0.60
Second Quarter ended July 31, 2007(2)	3.25	2.66	1.17	0.77
First Quarter ended April 30, 2007(2)	3.98	2.70	1.15	0.76
Last Five Fiscal Years	High	Low	High	Low
2009 Annual	1.49	0.11	1.49	0.07
2008 Annual(2)	3.98	0.45	1.17	0.45
2007 Annual	6.99	2.70	5.95	2.30
2006 Annual	4.17	0.99	3.30	0.80
2005 Annual(1)	4.30	1.12	2.40	0.90

(1)	On July 30, 2004, the shareholders approved a 10:1 share consolidation. The share consolidation was effective September 14, 2004. These share prices reflect the pre-consolidation shares.
(2)

On July 17, 2007 the shareholders approved a subdivision of the Company’s issued share capital by dividing one common share into three common shares. This was accepted for filing by the TSX Venture Exchange on August 19, 2007 and the common shares commenced trading on a sub-divided basis at the opening of August 29, 2007.

B. Plan of Distribution

     Not Applicable.

C. Markets

     The common stock of the Company is listed on the TSX-V under the symbol “CLH”, in the United States on the OTCBB under the symbol “CLHRF” and on the FSE under the symbol “GV8”.

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

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

Powers and Duties of Directors

     The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the British Columbia Business Corporations Act or by the Memorandum or Articles, required to be exercised by the Company in a general meeting.

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

     The directors may from time to time on behalf of the Company: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; and/or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

     The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia and be of the full age of 18 years. There is no minimum share ownership to be a director. No person shall be a director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the “British Columbia Securities Act” or the “British Columbia Mortgage Brokers Act” canceled within the last five years.

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

     In accordance with British Columbia law, directors shall be elected by an “ordinary resolution” which means: (a) a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy: or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than the requisite majority of the votes entitled to be cast on it.

     Under British Columbia law certain items such as an amendment to the Company’s articles or entering into a merger requires approval by a special resolution which means: (a) a resolution passed by a majority of not less than the requisite majority of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company; or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C. Material Contracts

     The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva International for a variable percentage of Oniva’s overhead expenses, to reimburse 100% of Oniva’s out-of-pocket expenses incurred on behalf of the company, and to pay to Oniva a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month notice by either party.

D. Exchange Controls

     Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed below under “Item 10. Additional Information, E. Taxation.”

     There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Canadian Federal Income Tax Consequences

     The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a “U.S. Holder”. This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the “Treaty”. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

     Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal at arm’s length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Federal Income Tax Consequences

Passive Foreign Investment Company.

     The Company believes that it is a passive foreign investment company, referred to as a “PFIC” for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

     Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a “qualified electing fund”, referred to as a “QEF” (described below), or (ii) marks the stock to market (described below), the following rules apply:

1.

Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor’s holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

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

     A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (a “shareholder’s election year”). A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

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

     Because the Company’s stock is “marketable” under section 1296(e), a U.S. Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder’s holding period for the PFIC stock.

     Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Controlled Foreign Corporations.

     Sections 951 through 964 and Section 1248 of the Internal Revenue Code (the “Code”) relate to controlled foreign corporations, referred to as “CFCs”. A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder’s holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

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

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company

     A corporation will be classified as a personal holding company, or a “PHC”, if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation’s stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

     A corporation will be classified as a foreign personal holding company, or an “FPHC”, and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation’s stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC’s undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

     A corporation will be classified as a foreign investment company, or an “FIC”, if for any taxable year it: (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein); and (ii) 50% or more of the value or the total combined voting power of all the corporation’s stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder’s ratable share of the corporation’s earnings and profits for the period during which such stock was held.

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

     The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor’s federal income tax liability.

Filing of Information Returns.

     Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply and United States Investors should consult their own tax advisors concerning these requirements.

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     The Company is required to file financial statements and other information with the Securities Commission in the Provinces of British Columbia, Ontario and Alberta, electronically through the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be viewed at www.sedar.com.

     The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov).

     Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.

I. Subsidiary Information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Not applicable

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15T. Controls and Procedures

Disclosure Controls and Procedures

     As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, the Company’s principal executive officer and principal financial officer evaluated the Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.”

     Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. The Company intends to remediate the material weaknesses as set out below.

     Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.

Management’s Report on Internal Control Over Financial Reporting

     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the Company. The Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

     The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2009 based on the criteria set forth in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2009 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

     The Company has taken steps to enhance and improve the design of the Company’s internal controls over financial reporting, however these steps were not complete as of January 31, 2009. During the period covered by this Annual Report, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during it’s the Company’s fiscal year ending January 31, 2010: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

     The Company’s internal control over financial reporting was not subject to attestation by the Company’s independent registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management’s report in this Annual Report.

     Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Changes in Internal Control over Financial Reporting

     There were no changes in internal control over financial reporting in the year ended January 31, 2009. However, as a result of the evaluation of the Company’s internal control over financial reporting as of January 31, 2009, conducted by the Company’s principal executive officer, principal financial officer and an independent consultant, we expect to make such changes during the year ending January 31, 2010.

Item 16A. Audit Committee Financial Expert

     The Board determined that Mr. Gary Robertson is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act, and that Mr. Robertson is independent as defined in the NASDAQ listing rules.

Item 16B. Code of Ethics

     The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same. In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16C. Principal Accountant Fees and Services

     The independent auditor for the year ended January 31, 2009 was Smythe Ratcliffe LLP, Chartered Accountants. The independent auditor for the fiscal years ended January 31, 2008 and January 31, 2007 was Ernst & Young LLP, Chartered Accountants.

Audit Fees

     The aggregate fees billed by Smythe Ratcliffe LLP for the audit of the Company’s annual financial statements for the fiscal year ended January 31, 2009 were $44,000. The fees billed by Ernst & Young LLP for the fiscal year ended January 31, 2008 were $75,000 and $66,000 for the year ended January 31, 2007.

Audit-Related Fees

     The audit-related fees billed by Smythe Ratcliffe LLP for the year ended January 31, 2009 are estimated to be $2,500. These fees relate to the advisory services provided with respect to the Company’s Form 20-F. The audit related fees billed by Ernst & Young LLP were $10,000 for the year ended January 31, 2008 and $4,750 for the year ended January 31, 2007. These fees related to the Company’s adoption of new accounting policies and advisory services provided with respect to the Company’s Form 20-F.

Tax Fees

     The tax fees billed by Smythe Ratcliffe LLP for the year ended January 31, 2009 were $1,500. There were no aggregate fees billed for tax compliance, tax advice and tax planning rendered by Ernst & Young LLP for the fiscal years ended January 31, 2008 and 2007.

All Other Fees

     The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were nil for the fiscal years ended January 31, 2009 and 2008.

     The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2009. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

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

_________________________________________
* Previously filed.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) of Canada and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at and for the year ended January 31, 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Louis Wolfin”	“Lisa Sharp”
Louis Wolfin	Lisa Sharp
CEO	CFO

Vancouver, British Columbia
May 21, 2009

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CORAL GOLD RESOURCES LTD.
(An Exploration Stage Company)

We have audited the consolidated balance sheet of Coral Gold Resources Ltd. (an Exploration Stage Company) as at January 31, 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year then ended, and for the period January 22, 1981 (inception) through January 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at January 31, 2008, for the years ended January 31, 2008 and 2007, and for the period from January 22, 1981 (inception) through January 31, 2008, were audited by other auditors whose report dated May 27, 2008 expressed an unqualified opinion on those financial statements. Our opinion on the consolidated statements of operations and cash flows for the period from January 22, 1981 (inception) through January 31, 2009, insofar as it relates to amounts for prior periods through January 31, 2008 is based solely on the report of other auditors.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
May 21, 2009

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

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

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Balance Sheets
(In Canadian Dollars)
As at January 31

	2009	2008
		(Note 16)
ASSETS
Current
Cash	$1,332,316	$3,602,089
Advances receivable from related parties (Note 9)	16,899	13,808
Interest and other amounts receivable	9,747	55,615
Prepaid expenses	5,854	3,163

	1,364,816	3,674,675

Investment securities (Note 4)	78,803	167,282
Equipment (Note 5)	7,544	2,327
Mineral properties (Note 6)	15,704,913	14,021,301
Reclamation deposit (Note 7)	477,550	320,103

	$17,633,626	$18,185,688

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$64,334	$121,368
Advances payable to related parties (Note 9)	70,084	36,499
Asset retirement obligation (Note 10)	270,979	194,361

	405,397	352,228
Future income tax liability (Note 13)	4,963,038	3,562,808

	5,368,435	3,915,036

Non-controlling interest	10,320	10,320

Shareholders’ equity
Share capital (Note 8)	40,301,644	40,211,705
Contributed surplus	4,960,907	3,221,663
Accumulated other comprehensive income (loss)	(39,948)	48,531
Deficit	(32,967,732)	(29,221,567)

	12,254,871	14,260,332

	$17,633,626	$18,185,688

Nature of Operations and Going Concern (Note 1)
Commitment (Note 15)
Subsequent Event (Note 17)

Approved by the Directors:

“Louis Wolfin”	Director	“Gary Robertson”	Director
Louis Wolfin		Gary Robertson

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(In Canadian Dollars)
Years ended January 31

	For the period from
	inception on
	January 22, 1981 to
	January 31, 2009	2009	2008	2007
	(Note 16)		(Note 16)
REVENUE
Sales	$2,176,079	$-	$-	$-
Cost of Sales	(5,383,348)
	(3,207,269)	-	-	-
EXPENSES
Administrative services	1,058,598	-	-	-
Amortization	5,738	1,703	581	726
Consulting fees	453,883	60,000	33,680	132,675
Directors’ fees	161,763	12,000	12,000	62,000
Investor relations and shareholder information	2,335,914	155,206	144,108	135,120
Legal and accounting	3,634,394	114,236	438,377	482,017
Listing and filing fees	338,894	25,919	76,995	46,649
Management fees	726,205	105,000	134,490	132,215
Office and miscellaneous	2,263,980	72,278	58,361	96,729
Salaries and benefits	1,241,867	128,925	104,235	86,948
Stock-based compensation	4,227,551	1,769,263	310,246	748,409
Travel	1,110,102	72,332	46,099	60,477
	17,558,889	2,516,862	1,359,172	1,983,965
Loss before other items:	(20,766,158)	(2,516,862)	(1,359,172)	(1,983,965)
Other items
Interest income	1,233,480	69,764	165,004	144,422
Foreign exchange gain (loss)	109,283	(765,770)	519,722	(115,024)
Gain realized on disposition of option on property	143,552	-	-	-
Gain on sale of investment securities	17,692	-	-	-
Write-down of advances receivable	(438,472)	-	(24,029)	(66,120)
Financing costs	(341,006)	-	-	-
Write-down of investment securities	(838,485)	-	-	(28,657)
Loss on equipment disposals	(32,784)	-	-	-
Write-down of equipment	(16,335)	-	-	-
Write-down of mineral properties	(7,110,148)	-	-	-
	(7,273,223)	(696,006)	660,697	(65,379)
Loss for the year before future income
taxes and non-controlling interest	(28,039,381)	(3,212,868)	(698,475)	(2,049,344)
Future income tax expense (Note 13)	(4,928,340)	(533,297)	(620,710)	(479,270)
Non-controlling interest	(11)	-	-	-
Net Loss for the Year	(32,967,732)	(3,746,165)	(1,319,185)	(2,528,614)
Other Comprehensive Income
Unrealized loss on investment
securities (Note 4)	(39,948)	(88,479)	(19,352)	-
Total Comprehensive Loss	$(33,007,680)	$(3,834,644)	$(1,338,537)	$(2,528,614)

Basic and diluted
Loss per share		$(0.15)	$(0.06)	$(0.13)
Weighted average number of
common shares outstanding		24,979,312	23,570,728	19,857,210

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(In Canadian Dollars)
Years ended January 31

						Accumulated
	Number of			Subscriptions		Other	Total
	Common		Contributed	Received in		Comprehensive	Shareholders’
	Shares	Share Capital	Surplus	Advance	Deficit	Income (Loss)	Equity
Balance, January 31, 2006	5,106,266	$31,560,337	$1,428,173	$60,000	$(25,373,768)	$-	$7,674,742
Common shares issued for cash:
Private placement	1,500,000	4,500,000	-	(60,000)	-	-	4,440,000
Exercise of warrants	191,194	527,888	-	-	-	-	527,888
Exercise of stock options	36,900	66,430	-	-	-	-	66,430
Shares returned to treasury	(2,000)	(11,000)	-	-	-	-	(11,000)
Share issue costs	-	(17,009)	-	-	-	-	(17,009)
Fair value of stock options exercised	-	35,147	(35,147)	-	-	-	-
Fair value of warrants exercised	-	44,685	(44,685)	-	-	-	-
Stock-based compensation	-	-	748,409	-	-	-	748,409
Loss for the year	-	-	-	-	(2,528,614)	-	(2,528,614)
Balance, January 31, 2007	6,832,360	36,706,478	2,096,750	-	(27,902,382)	-	10,900,846
Stock split on a 3 for 1 basis	13,664,720	-	-	-	-	-	-
	20,497,080	36,706,478	2,096,750	-	(27,902,382)	-	10,900,846
Transitional adjustment for fair value of
investment securities	-	-	-	-	-	67,883	67,883
Common shares issued for cash:
Private placement	4,230,000	3,369,900	860,100	-	-	-	4,230,000
Exercise of warrants	20,691	13,794	-	-	-	-	13,794
Exercise of stock options	135,000	76,100	-	-	-	-	76,100
Fair value of stock options exercised	-	40,840	(40,840)	-	-	-	-
Fair value of warrants exercised	-	4,593	(4,593)	-	-	-	-
Stock-based compensation	-	-	310,246	-	-	-	310,246
Loss for the year	-	-	-	-	(1,319,185)		(1,319,185)
Unrealized loss on investment securities	-	-	-	-	-	(19,352)	(19,352)
Balance January 31, 2008	24,882,771	40,211,705	3,221,663	-	(29,221,567)	48,531	14,260,332
Common shares issued for cash:
Exercise of stock options	107,000	59,920	-	-	-	-	59,920
Fair value of stock options exercised	-	30,019	(30,019)	-	-	-	-
Stock-based compensation	-	-	1,769,263	-	-	-	1,769,263
Loss for the year	-	-	-	-	(3,746,165)	-	(3,746,165)
Unrealized loss on investment securities	-	-	-	-	-	(88,479)	(88,479)
Balance January 31, 2009	24,989,771	$40,301,644	$4,960,907	$-	$(32,967,732)	$(39,948)	$12,254,871

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Consolidated Statements of Cash Flows
(In Canadian Dollars)
Year ended January 31

	For the period from
	inception on January
	22, 1981 to January
	31, 2009	2009	2008	2007
			(Note 16)
OPERATING ACTIVITIES
Loss for the period	$(32,967,732)	$(3,746,165)	$(1,319,185)	$(2,528,614)
Adjustments for items not involving cash:
Amortization	5,738	1,703	581	726
Write-down of equipment	16,335	-	-	-
Stock based compensation	4,227,551	1,769,263	310,246	748,409
Non-controlling interest	11	-	-	-
Future income tax expense	4,928,340	533,297	620,710	479,270
Write-down of investment securities	838,485	-	-	28,657
Write-down of mineral properties	7,110,148	-	-	-
Write-down of advances receivable	438,472	-	24,029	66,120
Loss on equipment disposals	32,784	-	-	-
Gain on sale of investment securities	(17,692)	-	-	-
Gain realized on disposition of option on property	(143,552)	-	-	-
Gain (loss) on foreign exchange	(300,597)	908,329	(577,162)	89,877
Net change in non-cash working capital (Note 12)	(366,524)	(24,160)	(260,860)	(359,733)

Cash Used in Operating Activities	(16,198,233)	(557,733)	(1,201,641)	(1,475,288)

INVESTING ACTIVITIES
Mineral properties acquisition and
exploration expenditures incurred	(21,367,567)	(1,609,696)	(2,074,001)	(1,660,128)
Acquisition of Marcus Corporation	(14,498)	-	-	-
Proceeds on sale of equipment	92,732	-	-	-
Repayment of loan receivable				83,000
Purchase of equipment	(152,405)	(6,920)	-	-
Purchase of investments	(1,058,950)	-	-	-
Decrease (increase) in reclamation deposit	(477,550)	(157,447)	12,126	(71,253)
Cash Used In Investing Activities	(22,978,238)	(1,774,063)	(2,061,875)	(1,648,381)
FINANCING ACTIVITY
Issuance of shares for cash, net	40,477,555	59,920	4,319,894	5,006,309
Cash Provided By Financing Activity	40,477,555	59,920	4,319,894	5,006,309

Foreign Exchange Effect on Cash Held in a
Foreign Currency	2,103	2,103	-	-
Net Increase (Decrease) in Cash	1,303,187	(2,269,773)	1,056,378	1,882,640
Cash, beginning of year	29,129	3,602,089	2,545,711	663,071
Cash, end of year	$1,332,316	$1,332,316	$3,602,089	$2,545,711

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Interest paid		$2,795	$333	$57
Income taxes paid		$-	$-	$-
Expenditures on mineral property interests
included in advances payable to related party		$40,797	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

1.	Nature of Operations and Going Concern

Coral Gold Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing. Changes in future conditions could require material write-downs of the carrying values.

At January 31, 2009, the Company had working capital of $959,419 (2008 - $3,322,447) and an accumulated deficit of $32,967,732 (2008 - $29,221,567). Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and meet its liabilities for the ensuing year as they fall due, to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.	Significant Accounting Policies

	a)	Basis of Presentation and Consolidation

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in Note 18 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned integrated subsidiary Marcus Corporation of Nevada. Significant inter-company accounts and transactions have been eliminated.

	b)	Equipment

Equipment is recorded at historical cost less accumulated amortization. Using the following methods, amortization is calculated and charged to operations as follows:

Computer Hardware	Declining balance on 20% annual rate
Equipment	Declining balance on 20% annual rate
Vehicles	Straight line over 5 years

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.	Significant Accounting Policies (Continued)

	c)	Mineral Properties

The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date, including acquisition costs, exploration and development expenditures, net of any recoveries. These amounts represent costs incurred to date and do not necessarily reflect present of future values.

The costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse. If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining its mineral properties in good standing.

The carrying values of mineral properties, on a property-by-property basis, are reviewed by management at least annually to determine if the mineral properties have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves and the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future write-downs of capitalized property carrying values.

	d)	Asset Retirement Obligation (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

	e)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.	Significant Accounting Policies (Continued)

	f)	Foreign Currency Translation

The Company’s integrated foreign subsidiaries are financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rate prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses arising from this translation are included in the determination of net loss for the year.

	g)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the recoverability of mineral property interests, estimated balances of accrued liabilities, valuation of asset retirement obligation, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income taxes. Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

	h)	Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

	i)	Loss Per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, diluted loss per share is not presented where the effects on conversion and exercise of options and warrants would be anti- dilutive.

	j)	Accounting for Equity Units

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to warrants based on their fair value calculated using the Black-Scholes option pricing model and the remainder is allocated to common shares.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.	Significant Accounting Policies (Continued)

	k)	Financial Instruments and Comprehensive Income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for- trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Comprehensive income (loss) is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with Canadian GAAP.

	l)	New Accounting Standards

Effective February 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants (“CICA”) Handbook:

(i)	Capital Disclosures (Section 1535)

Section 1535 specifies the disclosure of: (i) an entity’s objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non- compliance.

As a result of the adoption of this standard, additional disclosure on the Company’s capital management strategy have been included in Note 11.

(ii)	Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863)

Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosures and Presentation”, revising its disclosure requirements, and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in Note 3.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.	Significant Accounting Policies (Continued)

l)	New Accounting Standards (Continued)

(iii)	Going Concern

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company’s ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the consolidated financial statements are prepared and the reason why the company is not considered a going concern. The Company adopted this policy on February 1, 2008 with no significant effect on these consolidated financial statements.

m)	Recent Accounting Pronouncements

(i)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after February 1, 2011. The transition date of February 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 31, 2011. While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)	Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.	Significant Accounting Policies (Continued)

m)	Recent Accounting Pronouncements (Continued)

(iii)	Business Combinations (Continued)

These new sections apply to the Company’s interim and annual consolidated financial statements relating to fiscal years beginning on or after February 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3.	Risk Management and Financial Instruments

The Company classified its cash as held-for-trading; investment securities as available-for-sale; advances receivable from related parties, interest and other amounts and reclamation deposit as loans and receivable; and accounts payable and accrued liabilities and advances payable as other financial liabilities.

The carrying values of cash, advances receivable from related parties, interest and other amounts, accounts payable and accrued liabilities, and advances payable approximate their fair values due to the short-term maturity of these financial instruments. Investments securities are accounted for at market values. The book value of reclamation deposit approximates its fair value as the stated rate approximates the market rate of interest.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

	a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. Management considers credit risk on cash to be immaterial because the counterparties are highly rated Canadian banks.

	b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at January 31, 2009 in the amount of $1,332,316 in order to meet short-term business requirements. At January 31, 2009, the Company had current liabilities of $405,397. All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

	c)	Market Risk

The significant market risks to which the Company is exposed are interest rate risk, foreign exchange risk and other price risk. These are discussed further below:

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s reclamation bonds have fixed interest rates therefore exposed to interest rate risk.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

3.	Risk Management and Financial Instruments (Continued)

c) Market Risk (Continued)

Foreign Exchange Risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and reclamation bonds held in the US. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s financial position results of operations, and cash flows. As at January 31, 2009, the Company held US cash balances totaling US$7,335 (2008 – US$87,400) and US$389,360 (2008 – US$319,400) in reclamation bonds which will offset the asset retirement obligation US$220,937 (2008 – US$193,934). Based on the above net exposures as at January 31, 2009, a 10% change in Canadian/US exchange rate will impact the Company’s earnings by approximately $18,000.

Other Price Risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk.

4.	Investment Securities

At January 31, 2009, the Company held shares as follows:

			Accumulated
	Number of		Unrealized
	Shares	Cost	Gains (losses)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$(19,063)	$58,054
Mill Bay Ventures Inc.	518,731	41,634	(20,885)	20,749

		$118,751	$(39,948)	$78,803

At January 31, 2008, the Company held shares as follows:

			Accumulated
	Number of		Unrealized
	Shares	Cost	Gains (losses)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$48,667	$125,784
Mill Bay Ventures Inc.	518,731	41,634	(136)	41,498

		$118,751	$48,531	$167,282

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

4.	Investment Securities (Continued)

During the year ended January 31, 2009, the Company recognized an $88,479 (2008- $19,352) unrealized loss included in other comprehensive income (loss).

5.	Equipment

		Accumulated	Net Book
January 31, 2009	Cost	Amortization	Value
Computer hardware	$5,926	$4,190	$1,736
Equipment	436	310	126
Vehicles	6,920	1,238	5,682
	$13,282	$5,738	$7,544

		Accumulated	Net Book
January 31, 2008	Cost	Amortization	Value
Computer hardware	$5,926	$3,756	$2,170
Equipment	436	279	157
	$6,362	$4,035	$2,327

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

6.	Mineral Properties

		Ruf and
	Robertson	Norma Sass
	Property	Property	Other	Total

Balance, January 31, 2007	$11,737,367	$18,367	$3	$11,755,737

Exploration costs incurred during
year:
Acquisition costs	258,603	-	-	258,603
Assays	90,101	-	-	90,101
Consulting	390,432	-	-	390,432
Drilling	1,081,658	-	-	1,081,658
Field supplies and services	981	-	-	981
Lease payments	105,241	-	-	105,241
Mapping	16,011	-	-	16,011
Taxes, licenses and permits	97,806	5,478	-	103,284
Water analysis	395	-	-	395
Reclamation	218,858	-	-	218,858
Balance, January 31, 2008	13,997,453	23,845	3	14,021,301

Exploration costs incurred during
year:
Assays	138,111	-	-	138,111
Consulting	372,187	-	-	372,187
Drilling	717,177	-	-	717,177
Field supplies and services	10,540	-	-	10,540
Lease payments	141,893	-	-	141,893
Mapping	3,949	-	-	3,949
Taxes, licenses and permits	89,131	-	-	89,131
Water analysis	833	-	-	833
Reclamation	209,791	-	-	209,791
Balance, January 31, 2009	$15,681,065	$23,845	$3	$15,704,913

Robertson Property

The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to a net smelter return (“NSR”) ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is comprised of three separate claim groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Ruf/Norma Sass/ Claims (66.67% owned).

(i)	Carve-out Claims – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company had its 49% converted to a 39% carried interest.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

6.	Mineral Properties (Continued)

Robertson Property (Continued)

	(i)	Carve-out Claims – 39% carried interest (Continued)

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick.

	(ii)	Ruf/Norma Sass Claims – 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company had granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Ruf/Norma Sass Claims (the “Property”). On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by issuing of 300,000 common shares of Levon to the Company (previously received) and incurring $350,294 in exploration on the Property (previously incurred).

A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of US$1,250,000.

By way of an agreement dated September 25, 2008, the Company and Levon granted Barrick Gold (“Barrick”) an option to acquire a 60% interest in the claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

a) Incur $250,000 on or before December 31, 2009;

b) Incur $250,000 on or before December 31, 2010;

c) Incur $500,000 on or before December 31, 2011;

d) Incur $500,000 on or before December 31, 2012;

e) Incur $600,000 on or before December 31, 2013; and

f) Incur $900,000 on or before December 31, 2013.

	(iii)	Marcus Corporation

The Company owns 98.49% of the total issued shares of Marcus which holds 39 unpatented lode claims and two Placer claims, which form a portion of the Company’s Robertson Property.

	(iv)	Fanny Komp/Elwood Wright Lease

In the fiscal year ending January 31, 2008, the Company purchased 100% interest in the 72 claims comprising the Fanny Komp/Elwood Wright lease which forms part of the core area of the Robertson Property for USD$250,000.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

6.	Mineral Properties (Continued)

Robertson Property (Continued)

(v) June Claims

During the year ended January 31, 2009, the Company has completed a mineral lease with an option-to- purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US $5,000 every four years. The property is subject to a royalty charge of 3% of NSR, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000 upon notice to the Lessors.

Realization of assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Title to mineral property interests

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

7.	Reclamation Deposit

Under the Bureau of Land Management, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. During the year ended January 31, 2009, additional planned exploration activities in Nevada were approved by the Bureau of Land Management (the “Bureau”), thereby the bond was increased by $85,806 (US$69,960). As at January 31, 2009, the total reclamation deposit was $477,550 (US$389,360) (2008 – $320,103 (US$319,400).

Coral Resources, Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 2.11%.

8.	Share Capital

	a)	Authorized

Unlimited common shares without par value.

	b)	Issued

During the year ended January 31, 2008, the Company’s share structure was amended by subdividing every one common share into three common shares. If not stated otherwise, for the current period and the comparative periods, those numbers of shares, stock options and share purchase warrants outstanding, as well as net loss per share, have been adjusted to reflect this three-for-one share split.

During the year ended January 31, 2008, the Company issued a non-brokered private placement of 4,230,000 units at a price of $1.00 per unit (1,410,000 units at a price of $3.00 per unit before the three-to-one share split), each unit consisting of one common share and one transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at an exercise price of $1.17 ($3.50 before three-to-one share split) for one year. The proceeds of the private placement have been bifurcated using on the residual fair value method resulting in $3,369,900 recorded as share capital and $860,100 representing the fair value of the warrants recorded as contributed surplus. The fair value of each warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.0%, dividend yield of 0.0%, volatility of 65.77% and expected life of one year.

	c)	Share Purchase Warrants

A summary of share purchase warrants transactions for the year ended January 31, 2009 is as follows:

	Number of	Weighted Average
	Shares	Exercise Price

Balance outstanding, January 31, 2007	313,152	$0.67
Issued	4,230,000	$1.17
Exercised	(20,691)	$0.67
Expired	(292,461)	$0.67
Balance outstanding , January 31, 2008
and January 31, 2009	4,230,000	$1.17

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

8.	Share Capital (Continued)

	c)	Share Purchase Warrants (Continued)

During the year end January 31, 2009, the expiry date of the warrants issued pursuant to a private placement announced on April 20, 2007 were extended from May 18, 2008 to May 18, 2009. The aggregate fair value compensation cost of these warrant amendments in the amount of $1,513,000 has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 2.66% and 2.66%, dividend yield of nil and nil, volatility of 71.39% and 127.29% and an expected life of 0.27 years and 1.27 years. Subsequent to January 31, 2009, the TSX Venture Exchange granted approval to extend these warrants to May 18, 2010 (Note 17).

As at January 31, 2009 and 2008, the following share purchase warrants were outstanding:

Number of underlying Shares	Exercise Price	Expiry Date
4,230,000	$1.17	May 18, 2009

d)	Stock Options

The Company has granted founders, directors, officers, consultants and certain employees stock options. For the year ended January 31, 2009 and 2008, stock option activity is summarized as follows:

	Number	Weighted Average
	of Options	Exercise Price
Balance, January 31, 2007	2,365,500	$0.99
Granted	735,000	$1.00
Exercised	(135,000)	$0.56
Cancelled	(112,500)	$0.96
Expired	(30,000)	$1.29

Balance, January 31, 2008	2,823,000	$1.00
Granted	634,000	$1.09
Exercised	(107,000)	$0.56
Cancelled	(629,000)	$1.11

Balance, January 31, 2009	2,721,000	$1.02

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

8.	Share Capital (Continued)

	d)	Stock Options (Continued)

A summary of stock options outstanding and exercisable as at January 31, 2009 is as follows:

		Weighted
		Average
		Remaining
Number	Exercise	Contractual	Intrinsic
Outstanding	Price	Life (yrs)	Value	Expiry Date
559,500	$0.56	0.83	$0.00	December 1, 2009
30,000	$0.56	1.19	$0.00	April 12, 2010
631,500	$1.17	1.86	$0.00	December 12, 2010
690,000	$1.29	2.59	$0.00	September 5, 2011
675,000	$1.00	3.65	$0.00	September 26, 2012
100,000	$1.00	4.04	$0.00	February 4, 2013
35,000	$1.00	4.25	$0.00	May 1, 2013

2,721,000

A summary of stock options outstanding and exercisable as at January 31, 2008 is as follows:

		Weighted
		Average
		Remaining
Number	Exercise	Contractual	Intrinsic
Outstanding	Price	Life (yrs)	Value	Expiry Date
661,500	$0.56	1.84	$0.23	December 1, 2009
45,000	$0.56	2.20	$0.23	April 12, 2010
631,500	$1.17	2.87	$0.00	December 12, 2010
750,000	$1.29	3.60	$0.00	September 5, 2011
735,000	$1.00	4.62	$0.00	September 26, 2012

2,823,000

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 20% of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than five years after the grant date.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

8.	Share Capital (Continued)

e) Stock-Based Compensation

Stock-based compensation expense is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2009	2008

Weighted average risk-free interest rate	3.36%	4.50%
Expected dividend yield	0	0
Weighted average expected stock price volatility	113.72%	92.63%
Expected option life in years	5	5

During the year ended January 31, 2009, the Company granted stock options to various employees, consultants and investor relations consultants to purchase up to 634,000 (2008 – 735,000; 2007 - $840,000) common shares at exercise prices of $1.00 and $1.11 pursuant to the Company’s stock option plan. Of this amount, 499,000 stock options were cancelled prior to vesting due to the termination of an investor relations agreement. The Company recorded stock-based compensation expense of $255,763 (2008 – $310,246; 2007 – $748,409). The amounts expensed were allocated to directors/officers, employees and consultants as follows:

	2009	2008	2007

Directors, officers and employees	$24,902	$261,998	$697,856
Investor relations	35,791	33,191	22,639
Consultants	195,070	15,057	27,914
Modification of warrants (Note 8(c))	1,513,500	-	-
	$1,769,263
		$310,246	$748,409

During the year ended January 31, 2009, the Company recorded stock-based compensation expense on warrants amended of $1,513,500 (2008 - $nil).

Option pricing models require the input of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

9.	Related Party Transactions

During the year ended January 31, 2009:

	(a)	$30,000 (2008 – $30,000; 2007 – $30,000) was paid for consulting fees to a private company controlled by a director and officer of the Company;

	(b)	$75,000 (2008 – $75,000; 2007 – $31,250) was paid for management fees to a private company controlled by a director and officer of the Company;

	(c)	$30,000 (2008 – $30,000; 2007 – $65,000) was paid for management fees to a private company controlled by an officer of the Company;

	(d)	$30,000 (2008 – $nil ; 2007 – $nil) was paid for consulting fees to a private company controlled by an officer of a related Company;

(e)

$186,734 (2008 – $168,983; 2007 – $116,135) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

	(f)	$39,526 (2008 – $15,332; 2007 – $nil) was paid for geological consulting services to a private company controlled by a director of the Company;

	(g)	$35,888 (2008 – $42,661; 2007 – $47,198) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

	(h)	$12,000 (2008 – $12,000; 2007 – $62,000) was paid for directors’ fees to the Directors’ of the Company;

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company entered into a cost-sharing agreement during 2005 to reimburse Oniva International Services Corp. for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from related parties comprises US$52,891 (2008 – US$52,891) less an allowance for bad debt of US$39,113 (2008 – US$39,113). The advances receivable from related parties is from a public company related by common directors. Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $12,288 (2008 – $16,662) due to Oniva, $17,000 (2008 – $17,000) due to a director of the Company, and $40,796 (2008 – $2,570) due to two private companies controlled by directors and officers of the Company. Amounts due are without stated terms of interest or repayment.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

10.	Asset Retirement Obligation

Management has assessed their AROs and the associated liability to be recognized in the current period. Management has estimated that the costs would approximate $270,979 (2008 – $194,361). The Company intends on fulfilling its obligation in fiscal 2010; therefore there is no difference between the present value and undiscounted value of the obligation. The increase of $76,618 in the obligation over fiscal 2008 was the result of a reassessment of new and previously existing reclamation concerns. Management will continue to assess their asset retirement obligations and the associated liability as further information becomes known.

11.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents, receivables and current liabilities.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on a regular basis to ensure that objectives are met.

12.	Supplementary Cash Flow Information

	For the
	period from
	inception on
	January 22,
	1981 to
Net changes in non-cash	January 31,
working capital	2009	2009	2008	2007

Advances receivable	$(431,342)	$(3,091)	$36,634	$11,916
Prepaid expenses	(5,854)	(2,691)	52,477	14,216
Interest and other amounts
receivable	(9,747)	45,868	(24,611)	(97,124)
Accounts payable and accrued
liabilities	64,334	(57,034)	(331,071)	(244,371)
Advances payable to related
parties	29,287	(7,211)	18,527	(43,984)
Asset retirement obligation	(13,202)	0	(12,816)	(386)

Cash used in operating
activities	$(366,524)	$(24,160)	$(260,860)	$(359,733)

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

13.	Income Taxes

The reconciliation of the future income tax recovery (expense) rate to the statutory rate is as follows:

	2009	2008	2007
Income tax recovery at
the statutory rate	$1,012,053	$236,783	$699,236
Tax effect of expenses that are
not deductible
Mineral properties	488,956	581,628	486,121
Foreign exchange	(282,097)	190,212	(29,169)
Stock-based compensation	(557,318)	(100,069)	(255,357)
Changes in valuation allowance	(1,299,262)	(1,950,640)	(1,710,140)
Adjustment due to effective rate
attributable to income taxes in
other countries	55,774	15,376	12,829
Changes in income tax rates and
foreign exchange	48,597	406,000	317,210

Net future income tax expense	$(533,297)	$(620,710)	$(479,270)

The components of the future income tax assets (liabilities) are as follows:

	2009	2008
		(Note 16)
Future income tax assets
Non-capital loss carry-forwards	$4,766,000	$3,584,000
Other	18,000	6,000
	4,784,000	3,590,000
Less: valuation allowance	(4,784,000)	(3,590,000)
Net future income tax asset	-	-
Future income tax liability
Mineral property interests	(4,963,038)	(3,562,808)
Net future income tax liability	$(4,963,038)	$(3,562,808)

The valuation allowance reflects the Company’s estimate that the future tax assets, more likely than not, will not be realized.

At January 31, 2009, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $5,538,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2010	$527,000
2011	627,000
2015	522,000
2026	1,231,000
2027	1,114,000
2028	900,000
2029	617,000
$5,538,000

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

13.	Income Taxes (Continued)

At January 31, 2009, the Company had, for US tax purposes, non-capital losses aggregating approximately $5,538,000. The net operating losses available to offset future revenues of the US operations are approximately US$7,713,000 and expire as follows:

2010	$118,000
2011	81,000
2012	130,000
2013	58,000
2014	364,000
2015	99,000
2016	220,000
2017	167,000
2018	596,000
2019	335,000
2020	627,000
2021	513,000
2022	1,284,000
2023	1,648,000
2024	1,473,000
$7,713,000

14.	Segmented Information

The Company is involved in mineral exploration and development activities principally in the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for each of the 2009, 2008 and 2007 fiscal years. All losses for 2009, 2008 and 2007 are as a result of Canadian head office costs. Costs of US operations are capitalized to mineral properties. The assets of the Company are segmented as follows:

January 31, 2009	Canada	US	Total
Current assets	$1,331,702	$33,114	$1,364,816
Investment securities	78,803	-	78,803
Equipment	1,862	5,682	7,544
Mineral properties	-	15,704,913	15,704,913
Reclamation deposit	-	477,550	477,550
	$1,412,367	$16,221,259	$17,633,626

January 31, 2008	Canada	US	Total
Current assets	$3,642,859	$31,816	$3,674,675
Investment securities	167,282	-	167,282
Equipment	2,327	-	2,327
Mineral properties	-	14,021,301	14,021,301
Reclamation deposit	-	320,103	320,103
	$3,812,468	$14,373,220	$18,185,688

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

15.	Commitment

In February 2008, the Company entered into an agreement with an individual to provide investor relations services. In consideration of the services rendered, the Company will pay $1,500 per month for a term of one year unless terminated upon 30 day’s notice by either party.

16.	Comparative Figures

Certain of the comparative figures for 2008 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

17.	Subsequent Event

On April 21, 2009, the Company amended the terms of 4,230,000 warrants issued pursuant to a private placement announced on April 20, 2007. A first amendment extended the expiry date of the warrants from May 18, 2008 to May 18, 2009 (Note 8(c)). The current amendment will extend the expiry date of the warrants from May 18, 2009 to May 18, 2010. All other terms remain the same.

18.	Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects conform to accounting principals generally accepted in the United States (“US GAAP”). There are certain material differences between Canadian and US GAAP.

The impact of these differences would be as follows:

	a)	Reconciliation of Consolidated Balance Sheet Items

	(i)	Reconciliation of Total Assets and Liabilities

	2009	2008
Consolidated balance sheets
Total assets, Canadian GAAP	$17,633,626	$18,185,688
Capitalized mineral expenditures	(14,393,768)	(12,710,156)
Total assets, US GAAP	$3,239,858	$5,475,532

Total liabilities, Canadian GAAP	$5,378,755	$3,915,356
Future income tax liability	(4,610,376)	(3,210,146)
Total liabilities, US GAAP	$768,379	$715,210

Mineral Properties

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under US GAAP, the deferred exploration expenditures would have been expenses in the year they were incurred (see Note 6) and accordingly, there would be no future income tax relating to this difference.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

18.	Differences between Canadian and United States Generally Accepted Accounting Principles
(Continued)

	a)	Reconciliation of Consolidated Balance Sheet Items (Continued)

	(ii)	Reconciliation of Deficit

	2009	2008
Consolidated statements of equity
Deficit end of year, Canadian GAAP	$(32,967,732)	$(29,221,567)
Stock-based compensation expense	(60,000)	(60,000)
Deferred exploration expenditures, net	(14,393,768)	(12,710,156)
Future income taxes	4,610,376	3,210,146

Deficit end of year, US GAAP	$(42,811,124)	$(38,781,577)

Stock-based compensation expense

Canadian GAAP and US GAAP both have the same policy of recording compensation expense for the estimated fair value of stock options granted except in accordance with US GAAP, FAS 123R requires the Company to estimate expected forfeitures at the grant date. The Company adopted the policy of fair value accounting for stock options under US GAAP, FAS 123, a year earlier than it adopted the policy for Canadian GAAP, and during the one year difference in policy treatment, the Company did not record a stock-based compensation charge of $60,000 under Canadian GAAP. Therefore, there is a permanent adjustment of $60,000 to deficit when reconciling Canadian GAAP to US GAAP.

FAS 123R was adopted as at February 1, 2007, under the modified prospective method of adoption. Forfeitures are estimated under FAS 123R for options that are not fully vested upon granting. Therefore, the adoption of this standard has no effect on the consolidated financial statements.

For US GAAP purposes, stock-based compensation would be included as part of the directors’ fees and a portion would be allocated to salaries and benefits in the consolidated statements of operations and comprehensive loss.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

18.	Differences between Canadian and United States Generally Accepted Accounting Principles
(Continued)

b) Reconciliation of Consolidated Statement of Operations Items

	2009	2008	2007
Consolidated statements of
operations
Loss for year, Canadian GAAP	$(3,746,165)	$(1,319,185)	$(2,528,614)

Deferred exploration expenditures	(1,683,613)	(2,006,961)	(1,646,060)
Future income taxes	533,297	620,710	479,270
Foreign exchange gain (loss)	866,933	(553,133)	89,877
Net loss for the year, US GAAP	(4,029,548)	(3,258,569)	(3,605,527)
Unrealized gain (loss) on
investments	-	-	76,693
Net comprehensive loss, US GAAP	$(4,029,548)	$(3,258,569)	$(3,528,834)
Loss per share, US GAAP –
Basic and diluted	$(0.16)	$(0.14)	$(0.18)

Investment securities

US GAAP requires investments available for sale to be recorded at fair value. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under US GAAP such fluctuations are not recognized into operation until the investments are sold. Effective for fiscal January 31, 2008 the Canadian GAAP treatment is the same, however in fiscal January 31, 2007 such investments were recorded in accordance with Canadian GAAP at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

18.	Differences between Canadian and United States Generally Accepted Accounting Principles
(Continued)

c) Reconciliation of Consolidated Statements of Cash Flows

	2009	2008	2007
Consolidated statements of cash
flows
Cash used in operating activities
per Canadian GAAP	$(557,733)	$(1,201,641)	$(1,475,288)
Mineral properties expenditures	(1,609,696)	(1,815,398)	(1,646,060)
Cash flows used in operating activities
per US GAAP	$(2,167,429)	$(2,660,570)	$(3,121,348)

Cash used in investing activities under
Canadian GAAP	$(1,774,063)	$(2,061,875)	$(1,648,381)
Mineral properties expenditures	1,609,696	1,815,398	1,646,060

Cash used in investing activities
under US GAAP	$(164,367)	$(246,477)	$(2,321)

d) Recently Adopted Accounting Standards

(i)

Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s consolidated financial statements. SFAS 157-2 defers the Statement’s effective date for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those years. The adoption of SFAS 157-2 is not expected to have an impact on the Company’s consolidated financial statements.

(ii)

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company’s consolidated financial statements.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

18.	Differences between Canadian and United States Generally Accepted Accounting Principles
(Continued)

d) Recently Adopted Accounting Standards

(iii)

SFAS No. 141(R), Business Combinations, is to replace SFAS No. 141, “Business Combinations”. The new statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. The new standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The new statement improves the comparability of the information about business combinations provided in financial reports. SFAS No.141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a significant impact on the Company’s consolidated financial statements.

(iv)

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. SFAS 161 is effective for the Company’s 2009 fiscal year. Early adoption is permitted. The Company is currently reviewing the provisions of SFAS 161. However, as the provisions of SFAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of SFAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

(v)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of adoption of SFAS 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: August 14, 2009	CORAL GOLD RESOURCES LTD.

	By:	/s/ Louis Wolfin
Louis Wolfin, Chief Executive Officer

Exhibit Index

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2.	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
13.3	Consent of Expert
13.4	Consent of Expert
13.5	Consent of Expert
13.6	Consent of Expert
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*

_______________________
* Previously filed.