Form 20-F
period 2010-01-31
CORAL GOLD RESOURCES, LTD.
filed 2010-08-16
CIK 813639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 20-F
_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________ to ___________________

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report______________

Commission File Number 0-15688

CORAL GOLD RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada
(Address of principal executive offices)

David Wolfin, Tel:604-682-3701, Email: dwolfin@oniva.ca
455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable	Not Applicable
Title of Each Class	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 25,513,271 common shares, without par value, issued and outstanding as of January 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes  ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated File	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item he registrant has elected to follow.
Item 17 ☒  Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐  No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
 Yes ☐     No☐

INTRODUCTION

In this Annual Report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the “Company”, “we”, “our” or “us” refers to Coral Gold Resources Ltd.

We were organized under the Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Carol Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and to Coral Gold Corp. on September 9, 1987.  On September 14, 2004, we changed our name to Coral Gold Resources Ltd. in conjunction with a 10 to 1 share consolidation.  The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia, V6C 1T1, and its telephone number is 604-682-3701.

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

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements concerning the Company’s plans for its mineral properties which may affect the future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements.  These factors include, but are not limited to, the factors set forth in the sections entitled “Risk Factors” in Item 3.D., and “Operating and Financial Review and Prospects” in Item 5.  Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that deposits may be economically exploitable.  Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “does not expect”, “is expected”, “anticipates”, “does not anticipate”, “plans”, “estimates”, or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

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

GLOSSARY OF TECHNICAL TERMS
assay	An analysis to determine the presence, absence or quantity of one or more elements.
au	The elemental symbol for gold.
breccia	A rock in which angular fragments are surrounded by a mass of finer-grained material.
chalcopyrite	Copper iron sulphide mineral.
chert	A rock resembling flint and consisting essentially of crypto-crystalline quartz or fibrous chalcedony.
cretaceous	The geologic period extending from 135 million to 65 million years ago.
Diamond drill	A rotary type of rock drill that uses diamonds to cut a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.
epidote	Calcium, aluminum, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.
fault	A fracture in a rock where there has been displacement of the two sides.
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

hydrothermal	Hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
intrusive	A rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.
lode claim	A mining claim on an area containing a known vein or lode.
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

mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR Royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.
oxide	A compound of oxygen and some other element.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
placer claim	A mining claim located upon gravel or ground whose mineral contents are extracted by the use of water, by sluicing, hydraulicking, etc.
porphyry	Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.
pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.
pyrite	Iron sulphide mineral.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
silification	The flooding or inundation of the rock by colloidal silica.
sulfidation	Refers to the amount of sulphide minerals present in mineral deposits.
ton	Imperial measurement of weight equivalent to 2,000 pounds.
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
trench	A long, narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.           Selected Financial Data

The selected historical financial information presented in the table below for each year ended January 31, 2010, 2009, 2008, 2007, and 2006, is derived from the audited consolidated financial statements of the Company.  The audited consolidated financial statements and notes for each year in the three year period ended January 31, 2010, 2009, and 2008 are included in this Annual Report.  The selected historical financial information for each year ended January 31, 2007 and 2006, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report.  The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as “Canadian GAAP”.  The consolidated financial statements included in Item 17 in this Annual Report are also prepared under Canadian GAAP.  Included within these consolidated financial statements in Note 16 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, referred to as “US GAAP”, which differ, among other things, in respect to the recording of the investments in marketable securities, deferred exploration expenditures, recognition of compensation expense upon the issuance of stock options and recognition of future income tax liabilities.

	Year Ended January 31,
Canadian GAAP	2010	2009	2008	2007	2006
Operations
Revenue	$-	$-	$-	$-	$-
Expense
General and Administrative	1,613,713	2,516,862	1,359,172	1,983,965	2,301,983
Net Income (loss)	1,711,611	(3,746,165)	(1,319,185)	(2,528,614)	(2,263,288)
Net Earnings (loss) Per Share	0.07	(0.15)	(0.06)	(0.13)	(0.16)

Weighted Average Number of Shares Outstanding	25,093,778	24,979,312	23,570,728	19,857,210	14,369,643

	As at January 31,
Balance Sheet	2010	2009	2008	2007	2006
Working Capital	648,921	959,419	3,322,447	2,196,772	36,519
Total Assets	17,791,566	17,633,626	18,185,688	14,892,422	11,385,912
Liabilities	2,022,447	5,378,755	3,925,356	3,991,576	3,711,170
Shareholders’ Equity	15,769,119	12,254,871	14,260,332	10,900,846	7,674,742

US GAAP	Year Ended January 31,
	2010	2009	2008	2007	2006
Operations
Revenue	$-	$-	$-	$-	$-
Income (loss) for year under Canadian GAAP	1,711,611	(3,746,165)	(1,319,185)	(2,528,614)	(2,263,288)
Adjustments:
Deferred exploration expenditures	(324,301)	(1,683,613)	(2,006,961)	(1,646,060)	(584,880)
Future income taxes	(2,774,334)	533,297	620,710	479,270	187,865
Foreign exchange gain (loss)	(465,402)	866,933	(553,133)	89,877	(214,051)
Net loss for the year under US GAAP	(1,852,426)	(4,029,548)	(3,258,569)	(3,605,527)	(2,874,354)
Unrealized gain (loss) on investment securities	465,643	(88,479)	(19,352)	76,693	(14,581)
Comprehensive loss for the year per US GAAP	(1,386,783)	(4,118,027)	(3,277,921)	(3,528,834)	(2,888,935)
Loss per share under US GAAP	(0.06)	(0.16)	(0.14)	(0.18)	(0.20)

	As at January 31,
Balance Sheet	2010	2009	2008	2007	2006
Total assets under Canadian GAAP	17,791,566	17,633,626	18,185,688	14,892,442	11,385,912
Adjustments	(14,718,069)	(14,393,768)	(12,710,156)	(10,635,312)	(9,065,945)
Total assets under US GAAP	3,073,497	3,239,858	5,475,532	4,257,110	2,319,967

Total equity under Canadian GAAP	15,769,119	12,254,871	14,260,332	10,900,846	7,674,742
Adjustments	(13,337,109)	(9,773,072)	(9,489,690)	(7,482,423)	(6,482,203)
Total equity under US GAAP	2,432,010	2,481,799	4,770,642	3,418,423	1,192,539

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2006	1.2060	1.1439	1.2704	1.1439
2007	1.1358	1.1792	1.1824	1.0990
2008	1.0603	1.0022	1.1853	0.9170
2009	1.0849	1.2364	1.2969	0.9719
2010	1.1272	1.0650	1.3000	1.0251

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate.  As of August 10, 2010, the exchange rate was CDN$1.0348 for each US$1.

Month	High	Low
February 2010	1.0734	1.0420
March 2010	1.0421	1.0113
April 2010	1.0201	0.9961
May 2010	1.0778	1.0116
June 2010	1.0606	1.0199
July 2010	1.0660	1.0199

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

We will be required to raise additional capital to mine our properties.  The Company is currently in the exploration stage of its properties.  If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production.  The Company’s ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, its properties, its prospects, metal prices, businesses competing for financing and its financial condition. The Company may not be able to raise funds, or to raise funds on commercially reasonable terms. If the Company is unable to raise additional funds, it may not be able to develop its properties or any of its business plans as described in this Annual Report.

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

Licenses and permits.  The operations of the Company require licenses and permits from various governmental authorities.  The Company believes that it holds all necessary licenses and permits required under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

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

Limited and volatile trading volume.  Although the Company’s common shares are listed on the TSX Venture Exchange (the “TSX-V”), the Frankfurt Stock Exchange (the “FSE”), and the Berlin-Bremen Stock Exchange and quoted in the United States on the Over the Counter Bulletin Board (the “OTCBB”) the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price.  In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.  During the 2010 fiscal year, the Company’s common share price fluctuated on the TSX-V between a low of $0.29 and a high of $1.00.  Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

Difficulty for United States investors to effect service of process against the Company.  The Company is incorporated under the laws of the Province of British Columbia, Canada.  Consequently, it will be difficult for United States investors to effect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  The majority of the Company’s directors and officers are residents of Canada.  A judgment of a United States court predicated solely upon such civil liabilities would likely be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar.  The Company’s offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company’s currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange gain of $464,851 in fiscal 2010.  The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk.  Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

The Company has incurred net losses since its inception and expect losses to continue.  The Company has not been profitable since its inception; however, for the fiscal year ended January 31, 2010, the Company had net income of $1,711,611 as a result of future income tax recovery but an accumulated deficit on January 31, 2010 of $31,256,121.  As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

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

The Company’s exploration activities are subject to various federal, state and local laws and regulations. Laws and regulations govern various aspects of the Company’s business including the following: taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and  the exploration, development, mining, production, importing and exporting of minerals.  In many cases, licenses and permits are required to conduct mining operations.  Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company.  Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations.  Under certain circumstances, the Company may be required to stop its exploration activities once it is started until a particular problem is remedied or to undertake other remedial actions.

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

FINRA rules will make it more difficult to trade the Company’s common shares. The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may limit a stockholder’s ability to buy and sell our stock. In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares

Item 4.  Information on the Company

A.   History and Development of the Company

The Company was organized under the Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Carol Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and to Coral Gold Corp. on September 9, 1987.  On September 14, 2004, the Company changed its name to Coral Gold Resources Ltd in conjunction with a 10 to 1 share consolidation.  On July 17, 2007, the shareholders of the Company amended the share structure by subdividing the Company’s issued share capital of 8,267,360 common shares into 24,802,080 common shares, every one common share being subdivided into three common shares. On July 15, 2004, the Company transitioned to the British Columbia Business Corporations Act. The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

The Company is a natural resource company primarily engaged in the exploration and development of natural resource properties.  Its principal business activities have been the exploration of certain mineral properties located in the States of Nevada and California in the United States. Since fiscal 2008, the Company has spent $4,041,177 on mineral property acquisition and exploration expenditures on its properties in the State of Nevada.  The properties comprise of four separate claim groups known as: (i) the Core Claims; (ii) the Carve Out Claims, (iii) the Norma Sass and (iv) the Ruf Claims.

In the 2006 fiscal year, the Company completed the purchase of 1,391,860 shares of Marcus Corporation (“Marcus”), representing 98.49% of the total issued shares of Marcus.  Marcus is a non-reporting Nevada corporation which owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property.  By acquiring Marcus, the Company now controls Marcus and owns an indirect interest in the mining lease between the Company and Marcus which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million.

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

Seasonality

Due to the climate in the State of Nevada, the Company is generally not affected by seasonality.

Dependence on Customers and Suppliers

The Company is not dependent upon a single or few customers or suppliers for revenues or its operations.

Government Regulation

We are subject to various federal and state laws and regulations including environmental laws and regulations.  Environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment.  Environmental regulation also requires that facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications.  Compliance with environmental regulation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties and failure to comply with environmental regulations may result in the imposition of fines and penalties.  We believe that we are in substantial compliance with such laws and regulations; however, such laws and regulations may change in the future in a manner which will increase the burden and cost of compliance.

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

C.    Organizational Structure

The Company has two wholly-owned subsidiaries: Coral Energy Corporation of California, a California corporation which holds title to the Company’s California property, and Coral Resources, Inc., a Nevada corporation, which holds title to the Company’s mining claims located in Nevada.  In the 2006 fiscal year, the Company completed the purchase of 1,391,860 shares, representing 98.49% of the issued shares, of Marcus, a Nevada Corporation that owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property.

D.    Property, Plant and Equipment

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resources

The Company describes its properties utilizing mining terminology such as “measured resources” and “indicated resources” that are required by Canadian regulations but are not recognized by the United States Securities and Exchange Commission. United States investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.

This section uses the term “inferred resources”. The Company advised United States investors that while this term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that part or all of an inferred resources exists, or is economically or legally minable.

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

The Company’s primary focus has been on the Robertson Mining Claims, in Nevada, United States.

Robertson Mining Claims, Nevada, U.S.A.

The Robertson Mining Claims are located in Crescent Valley, Nevada on the western flanks of the Shoshone Range, 28 miles to the southeast of Battle Mountain, Nevada, which lies some 230 miles northeast of Reno, Nevada.  The Robertson Mining Claims comprise approximately 11,000 acres in the Bullion Mining District, Lander County, Nevada, and currently include 803 unpatented and patented lode and placer mining claims.  The Robertson Mining Claims comprise three separate claim groups known as: (i) the Core Claims; (ii) the Carve Out Claims, and (iii) the Norma Sass and Ruf Claims as described more particularly below.

These mining claims have been acquired over a period of several years from different sources.  The entire Robertson Mining Claims are subject to a 3% net smelter royalty to Geomex Development Eighth Partnership (“Geomex 8”), which royalty shall cease at such time as the sum of US$1,250,000 has been paid to Geomex 8, and various mining leases requiring minimum annual advanced royalties ranging from 4% to 10% of net smelter returns.

There is no underground or surface plant or equipment located on the Robertson Mining Claims.

(i)   Robertson Property

The Robertson Property is the subject of three technical reports dated January 15, 2004, April 25, 2006 and January 27, 2008. The first two technical reports were prepared by Robert McCusker, P.Geol. in accordance with NI 43-101 (“McCusker Reports”). The third and most recent report was prepared by Beacon Hill Consultants (1988) Ltd. (“Beacon Hill”) of Vancouver, British Columbia (the “Beacon Hill Report”). The zones included in the Beacon Hill Report estimate are located within the Robertson’s Core claims only. The Company’s other Claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Cortez Gold Mines (“Cortez”), a joint venture owned by Barrick Gold Corporation), were not part of the estimate.

Property Description and Location

The Robertson Property is an advanced-stage gold exploration project located in eastern Lander County, Nevada, 60 miles southwest of Elko.  Coral Resources, Inc., a subsidiary of the Company, acquired control of the Robertson Property in 1986. The core property consists of 562 unpatented federal lode claims, mill sites, placer claims and nine patented lode claims covering over 8,500 acres of public lands administered by the BLM. The Company is record owner of 485 claims and controls an additional 76 claims through a series of mineral leases and option agreements.

In 2001, a boundary agreement between the Company and Cortez resolved claim boundary overlaps and seniority issues along the east and south sides of the Robertson claim block. This agreement required both parties to amend and/or abandon certain claims in order to achieve the agreed upon boundary. This was completed during the 2002-2003 assessment year.

Approximately 76 of the 485 of the claims that comprise the Robertson Property are controlled by the Company through six mining leases and option agreements. The Core Claims held by the Company under lease or option agreements require minimum advance royalty payments and production royalties in the event of production.  Total annual payments for the various leases and minimum advance royalties are approximately US$86,000.

A summary compilation of the terms of these agreements are presented in the table below:

Mining Lease and Option Agreements

Company/Date	Number of Claims	Option Payment	Production Royalty	Advance Royalty Payment
Tenabo Gold Mining Co. Nov. 30, 1975	13	$2M	8% NSR	$12,000/yr
Northern Nevada Au, Inc. Sept. 30, 1986	12	$ -	4% GSR	$9,600/yr
Albany Gold Corp. (Geomex)	All	$1.25M	3% NSR	Nil
Mauzy, et al Apr. 21, 1989	36	$1.5M	2% NSR	$18,000/yr
Jay and Grace Wintle	9	$ -	5% GSR	$21,600/yr
Filippini/Breckon (June Claims)	6	$1M	3% NSR	$25,000/yr

Annual federal rental fees of US$98,732, payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2010-2011 assessment year.

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

During 1966 through 1970, a number of companies explored the district in search of porphyry copper-style mineralization.  In 1968, while drilling a series of shallow rotary holes near the Gold Pan mine, Superior Oil discovered a small, but relatively high-grade zone of gold at shallow depths in what is now known as the Gold Pan zone; however, with additional drilling, Superior Oil quickly lost interest in the district.  They were soon followed by a number of junior mining companies, including Placer Development (1974-75), Teck Corporation (1977), Aaron Mining Ltd. (1975-86), and E & B Exploration Ltd. (1980-81), all of which sporadically explored the Tenabo area with limited success.  A summary of the drilling completed by these companies prior to the Company’s involvement (1986) is presented in the table below:

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

Modern open pit mining and heap leaching began as early as 1974, when Aaron Mining Ltd. (“Aaron”), initiated a pilot leach operation on the Robertson Property. From 1978 through 1980, Aaron expanded its leaching operations and continued exploration and acquiring claims in the district.

In 1986, the Company acquired Aaron’s interest in the Robertson Property and immediately began a series of major drilling programs beginning in 1986 and continuing until 1989.  Mining operations on the Robertson Property commenced in 1988, but were suspended less than one year later.  During the operating life of the Robertson Property mine approximately 350,000 tons of low-grade material was placed on leach pads from which about 6,200 ounces of gold were recovered.

During 1986 through 1989, the Company completed approximately 380 reverse circulation drill holes and seven diamond drill holes, totaling about 109,377 feet.  Much of this drilling was focused in four resources areas including the Gold Pan, Gold Quartz, Gold Quartz extension (also called Gold Quartz West) and the Triplet Gulch areas.  The purpose of this drilling was to determine the limits and continuity of mineralization within these zones.  Nearly all of the reverse circulation holes were drilled vertically to an average depth of about 300 feet.

During the later stages of the exploration program, the Company completed two deep reverse circulation holes that reached depths of 1,400 feet and 1,810 feet, respectively.  In addition to resource definition, the Company also embarked on a program of district-wide exploratory and follow-up drilling of numerous surface anomalies.

In 1990, the Company and Amax Gold Exploration Inc. (“Amax”) entered into an amended and restated option and earn-in agreement in which Amax could earn a 60% interest in the Robertson Property by producing a bankable feasibility study.  Amax completed an exploration program that included drilling 338 reverse circulation holes and 62 diamond drill holes, totaling over 176,000 feet. As the feasibility study did not meet the requirements of the agreement, Amax returned the property to the Company in 1996.

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

During the fiscal year ended January 31, 1999, the Company entered into an option agreement dated October 8, 1998 (the “Option Agreement”), with Placer Dome U.S. Inc. (“Placer”), which was later assigned by Placer to Cortez.

Effective December 30, 1999, pursuant to the terms of the Option Agreement, Cortez elected to terminate the Option Agreement.  This required the Company to post its own security for the reclamation bond for the Robertson Property and obtain a full release of Placer’s guarantee of the original reclamation bond.  In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Property to reduce its US$2,000,000 reclamation bond that Placer had guaranteed for the Company.  The Company was able to obtain a release of Placer’s guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond.  The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash.  In fiscal year ended 2006, with more reclamation work having been completed and accounted for, the reclamation bond was further reduced to US$228,205.  In fiscal year ended 2007, with further drilling activities being proposed and performed, the required reclamation bond was increased to US$282,268.  In fiscal year ended 2008, additional planned exploration activities in Nevada were approved and the required reclamation bond was increased to US$319,400 and then again in fiscal year ended 2009 up to US$389,387. As at January 31, 2010, the total reclamation deposits were $408,075 (US$382,482).

During 2004 and 2005, the Company conducted three drilling programs consisting of 32 reverse circulation holes totaling 24,020 feet on the Robertson Property.  The focus of this exploration was to expand and further define the 39A Zone, test the “deep” Gold Pan Zone for extensions of the 39A Zone and offset previous ore-grade intersections in the “distal target area”.

The Company received a preliminary assessment report entitled “Update of the Geological Report on the Robertson Property” dated April 25, 2006 on the gold resources at its Robertson Property situated on the Battle Mountain – Eureka Trend (Cortez Trend) in Lander County, Nevada.  The Report was prepared by Robert McCusker, Consulting Geologist, a “qualified person” in accordance with the requirements of National Instrument 43-101 implemented by the Canadian Securities Administration (“NI 43-101”).

During fiscal 2006, the Company completed a major drilling program on the Robertson Property. Drilling was completed in two phases. The drilling program totaled 35,615 feet of reverse circulation drilling in 46 holes. Depths ranged from 450 feet to 1,500 feet. Due to the relatively flat-lying nature of mineralization at Robertson, all holes were drilled vertically.  Phase I consisted of 14 reverse circulation (RC) drill holes, CR06-2 through CR06-15, totaling 11,355 feet which were completed in the immediate vicinity of the existing 39A Zone indicated mineral resource. Phase II consisted of 32 RC holes, CR06-16 through CR06-48A, totaling 24,260 feet which were completed in (1) the Distal Zone; (2) on the northeast flank of Altenburg Hill; (3) in the gravel-covered area between the Altenburg Hill and the Porphyry Zone measured and indicated mineral resource; and (4) along a northeast-striking structural zone in the Porphyry Zone. Drilling operations during Phase I and Phase II drilling were directly supervised by Robert McCusker, a Consulting Geologist and “qualified person” pursuant to NI 43-101.

During 2007, the Company completed two deep flooded reverse circulation drill holes, TV07-1 and TV07-2, to depths of 2,990 feet and 3,450 feet, respectively. The drilling was designed to test the lower plate of the Roberts Mountains thrust fault (“RMTF”) for high-grade Carlin-type mineralization hosted by favorable carbonate strata.  TV07-1 intersected a thick sequence of fine grained siliceous sedimentary and volcanic rocks followed by biotite and quartz hornfels equivalents in the upper plate of the RMTF. Although the hole failed to reach the lower plate of the RMTF, it did intersect a number of narrow low-grade zones.  TV07-2 was collared along a dike-filled splay of the Try fault zone and intersected a sequence of mostly fine grained siliceous sedimentary rocks and hornfels to 3,080 feet, at which point altered and mineralized limy mudstone in the lower plate was encountered. Beginning at 3,080 feet, the hole returned 200 feet of weakly to strongly anomalous gold values ranging from 0.031 to 2.190 ppm gold, including four 10-foot-thick intervals that exceed 0.01 oz Au/t.

Follow up mapping, rock sampling and infill gravity surveys in 2008 lead to the Company’s identification of a new lower plate target zone that extends from the coral deep hole, 2 km to the south.  The West Deep Carlin-type target adds significant discovery potential to the Robertson Property for a world-class gold deposit.  The target zone lies north of the Pipeline Mine open pit along a projected mineralized fault and fracture system that controls gold within that deposit.  Considerably more drilling on the Robertson West Deep target is warranted.  While the Company would prefer to continue drilling and expanding these targets, the Company must wait and see what unfolds in the equity markets and its ability to raise additional exploration capital.  In addition, the Company continues to seek joint venture partners for a proposed deep drilling program to follow up the successful results from the 2007 drilling program which intersected enormous gold values in the Lower Plate limestone sequence at the Robertson Property.

In February 2008, the Company received the final NI 43-101 compliant Mineral Resource Estimate for the Robertson Property, Lander County, Nevada report dated January 27, 2008, prepared by Beacon Hill and updated in October 2009. The original estimate, based on a gold price of US$600 per ounce in 2008, raises the Robertson Property inferred mineral resource to 91.2 million tons with an average grade of 0.0253 oz Au/ton and containing over 2.3 million ounces of gold, an increase of 110% over the previous NI 43-101 estimate from April 2006 (22.9 million tons averaging 0.031 oz Au/ton of measured and indicated mineral resources and 9.4 million tons at 0.046 oz Au/ton of inferred mineral resources). In October 2009, it was decided that US$850 per ounce should be used at this time to more accurately represent the resources that may be reasonably expected to be extracted. Based on this lower gold cut-off value of 0.0106 oz Au/ton, the inferred mineral resources at Robertson increased to 178.9 million tons at a grade of 0.0189 oz Au/ton and containing 3.4 million ounces, which is a 47% increase over the figure reported in the 2008 report.

In 2008, the Company commissioned Beacon Hill to not only update the Robertson resource estimate but to also outline a program for continued development of the Core Claims in 2008 and beyond. Beacon Hill recommended a three-pronged development approach:

1)	Additional exploratory and definition drilling to increase the resource base and the level of confidence in the resource to the indicated and/or measured categories.
2)	Complete a metallurgical program to enhance the metallurgical data.
3)	Commence a Preliminary Assessment Study on the mineralized zones within the Robertson Property to determine which of the zones have the greater potential for viability.

Beacon Hill recommended the following drilling on the Core Claims:

Phase I: 52 RC holes ranging in depth from 500 feet to 1,200 feet and totaling 37,600 feet, to focus on:

•	39A Zone: Ten holes totaling 8,400 feet drilled along the southeast and northeast margins of the zone to test for additional high-grade mineralization.
•	Distal Zone: Ten holes totaling 12,000 feet drilled in the Distal Zone, which remains open for discovery of high-grade mineralization in all directions.
•	Altenburg Hill/South Porphyry Area: Twenty holes totaling 10,000 feet as infill and offset drilling on the northeast flank of Altenburg Hill and in the gravel- covered area south of the Porphyry Zone.
•	Triplet Gulch: Twelve wide-spaced RC holes totaling 7,200 feet to test potential continuity and grade of inferred mineralization.

Phase II: should consist of 21 diamond core holes (HQ diameter) ranging from 300 feet to 1,000 feet-deep and totaling 11,900 feet. The purpose of core drilling is to provide geological data on the controls of mineralization, acquire geotechnical data (RQD and specific gravity), confirm grade and continuity and provide material for metallurgical testing. Drilling has been recommended as follows:

•	39A Zone: Six “twin” core holes totaling 5,000 feet focused in areas of higher grade mineralization.
•	Distal Zone: Four pre-collared “twin” core holes totaling 2,400 feet drilled to confirm grade and geological controls.
•
Altenburg Hill/South Porphyry Area: Six (or more) “twin” core holes totaling 3,000 feet to provide ore-grade oxide mineralization for metallurgical studies and confirm the grade and continuity of mineralization.

•
Gold Pan Zone: Five shallow “twin” core holes totaling 1,500 feet drilled mainly to provide ore-grade oxide mineralization for metallurgical studies and to confirm grade, continuity and geological controls for mineralization.

In 2008, the Company entered into a contract for 37,600 feet of reverse circulation drilling on Robertson Property. The agreement, signed with Lang Exploratory Drilling of Salt Lake City, Utah, began in April following permit approval from the BLM.  Robert McCusker, a Consulting Geologist, supervised the drill program as a “qualified person” for NI 43-101.

In September 2008, the Company completed its reverse circulation drilling program at the Robertson Property.  The program totaled 22,835 feet of drilling in 33 vertical holes which ranged in depth from 500 to 1200 feet.  The holes were located on the Altenburg Hill, South Porphyry, 39A and Distal zones in order to increase the gold resource in these zones.

Both Phase I and Phase II were aimed at expanding and upgrading the Robertson inferred resource. The updated resource was calculated from work completed in 2006 and 2007. With the 2008 drilling, the Company hoped to upgrade a significant portion of the inferred resources into the measured and indicated categories.

The planned 21 diamond drill holes of Phase II ranged from 300 to 1,000 feet in depth. Phase II drilling would:

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

During the fiscal year ending January 31, 2008, the Company purchased 100% interest in the 72 claims comprising the Fanny Komp/Elwood Wright lease which forms part of the core area of the Robertson Property for US$250,000.

In February 2010, the Company announced its 2010 Work Plan and Budget.  The US$1.5 million program, aimed at advancing the Robertson Property towards a Preliminary Economic Assessment Report. The Company will focus on upgrading near-surface oxide resources in the Gold Pan, Altenburg Hill and Porphyry Deposits to the measured and indicated categories. All three deposits are located within the property’s 100% owned Core Claims area.

In April 2010, SRK Consulting (US) Inc. (“SRK Consulting”), environmental compliance and permitting consultants, submitted an amended Plan of Operations to the U.S. Bureau of Land Management (“BLM”) and the Nevada Department of Environmental Protection (“NDEP”).

This amendment to the Plan of Operations if approved will permit the Company to drill 36 core holes and 22 Reverse Circulation (“RC”) holes on the Gold Pan, Porphyry, Altenburg Hill and Triplet Gulch Zones.

The 36 core holes will allow comparison of assays from core holes with previous reverse circulation holes.  They will also provide material for column leach tests (to establish the amount of recoverable gold in the zones) and also specific gravity tests to accurately determine potentially mineable tonnages.

In addition the Company will drill a further 10 RC holes in the zone between Porphyry and Altenburg Hill to determine continuity between the zones.  The Company will also drill 12 RC holes on the Triplet Gulch Zone.

Beacon Hill is updating the geostatistical computer block model by incorporating results from the 2008 reverse circulation drilling.  The program of drilling and metallurgical test work planned for 2010 has been designed in consultation with Beacon Hill. This program is intended to increase confidence in the continuity of near-surface (oxide) mineralization in the inferred resource, estimated to contain of 87 million tons grading 0.017 oz Au/ton (0.583 g/t) at a cut-off grade of 0.0106 oz Au/ton. Total contained gold in the Gold Pan, Altenburg Hill and Porphyry mineralized zones is estimated to be 1.5 million ounces.

The remaining deeper resources in the Distal and 39A inferred resources will not be evaluated by the 2010 program.

Reclamation Activities

The Company spent approximately $176,672 on reclamation and maintenance in fiscal 2009 on the Robertson Property and $Nil during fiscal 2010.   The Company is reclaiming past mining and exploration related disturbances to public lands as required by the BLM and the NDEP.

In August 2008, SRK Consulting prepared an “Aerial Survey Ground Truthing and Revised Cost Estimate” Report for the Company, which following amendments and revisions was submitted to the BLM and NDEP in October 2008. The report outlined and updated results of reclamation done by the Company at the Robertson Property up to 2008.

The BLM and NDEP replied with required changes and updates in April 2009 and a revised “Aerial Survey Ground Truthing and Revised Cost Estimate” was prepared by SRK Consulting on June 10, 2009 and submitted to the BLM and NDEP.  As of the date of this Annual Report, the Company has not received acceptance of the report.

In other reclamation activity, the Company resolved confusion concerning disturbance at Mill Gulch (in the Robertson Core area) and at the Company’s JDN claims in the Hilltop area.  The BLM agreed in July 2008 that the Company is not responsible for the land disturbance at Mill Gulch.  The disturbance was caused by placer gold mining activity before the Company’s involvement at Robertson.

In the Try/View area of the Robertson Property, the Company renewed the Notice of Intent to allow further deep drilling.

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

The Company completed certain reclamation activities as required by the BLM, thereby during the year ended January 31, 2010, the bond was reduced by US$7,905. As at January 31, 2010, the Company has a reclamation deposit of US$382,482 as required by the BLM.

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

In March 2003, on behalf of the Company, SRK Consulting submitted a final plan for permanent closure with the BLM and NDEP.  The closure plan was approved by both agencies.  As a result of this work, during 2004 the BLM lowered the bonding requirements to $226,205.  The Company currently maintains a required performance bond with the Nevada State Office of the BLM in the amount of US$382,482.  The Company is working with the BLM and the United States Department of Interior in efforts to further reduce the bond.

Permitting

In 2002, the Company submitted and was granted a five year renewal of Water Pollution Control Permit (NEV60035) by the NDEP for the Robertson Property.  This permit is now renewed annually and reports are submitted quarterly. In addition, the Company has a Stormwater Pollution Control Permit which is also renewed annually.

The Company continues to conduct reclamation and exploration activities under a Plan of Operation (NV067688) approved in 1989 by the BLM. The Plan of Operation was updated in 2007.

During 2000 through 2003, no exploration activity was conducted on the Robertson Property; however, during that period a significant amount of surface reclamation was completed on the property.  As a result, any new exploration activities in reclaimed areas will require submission and approval of an Amendment to the Plan of Operation.  Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance.  Much of the Robertson Property has been previously cleared under various surveys conducted by Amax.  Recent and planned future exploration activities by the Company have moved outside the area covered by previous archeological surveys.  It is possible that future exploration will experience delays in receiving approval because additional surveys will be required by state and federal agencies.

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

Intruding the thick Paleozoic sequence is an elliptical-shaped, composite granodiorite stock (or lacolith) of Eocene age.  The orientation of the principal axis of the stock is approximately east-west.  Associated with it are numerous dikes, sills and plugs that vary in composition from diorite, the earliest known intrusion, to rhyolite, the latest.  Most of the identified gold resources, including the Porphyry, Gold Pan and 39A zones, lie along or near the northern contact of the composite stock.  A series of narrow and laterally continuous (up to 1,600 feet) intrusive “pebble” dikes extend northward from the northern contact of the granodiorite stock.  Near contacts with the Tertiary intrusions, many of the sedimentary and volcanic rocks, and early phases of the stock, have undergone significant thermal metamorphism, intense recrystallization, bleaching and pervasive metasomatism.  Many of these rocks have been converted to layered sequences of biotite, “quartz” and calc-silicate hornfels, marble, exoskarn and endoskarn.

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

Deposit Types and Mineralization

The Company has been focusing its exploration activities on four zones localized along the northern and eastern contacts of the Tenabo stock forming the general east-west trend, the Porphyry, Gold Pan, Altenburg Hill and 39A zones.  The Porphyry, Gold Pan and Altenburg Hill zones occur in highly fractured hornfels and skarn units at the contact of the granodiorite stock, whereas the 39A zone is localized at the intersection of two high-angle faults in retrograde-altered hornfels.

The following is a summary of the main minerals identified at the Robertson Property:

Native gold	Native silver	Electrum	Pyrite
Pyrrhotite	Marcasite	Arsenopyrite	Stibnite
Chalcopyrite	Sphalerite	Galena	Bournonite
Acanthite	Loellingite	Gersdorffite	Tetradymite
Petzite	Hessite	Hedleyite	Tellurobismuthite
Altaite	Tetrahedrite	Bornite	Chalcocite
Covellite	Digenite	Native copper	Cuprite
Chysocolla	Azurite	Goethite	Magnetite
Hematite	Illmenite	Scorodite

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

In October 2009, Coral received the revised resources for the Robertson Property from Beacon Hill utilizing lower cut-off grades to reflect the positive movement in the price of gold over the last three years. These revised values are based on the NI 43-101 Technical Report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill in January 2008. The original estimate was based on a gold price of US$600 per ounce, a conservative estimate of gold prices in 2007. The 2008 report estimated the inferred mineral resources for the Robertson property to be 91.2 million tons averaging 0.0253 oz Au/ton and containing over 2.3 million ounces of gold. Gold prices over the last three years have been significantly higher than US$600.  Based on more reasonable gold prices and to more closely reflect the rolling average gold price for the preceding three years, it was decided that a price of US$850 per ounce should be used. Based on a gold cut-off value of 0.0106 oz Au/ton, the inferred mineral resource at Robertson increased to 178.9 million tons averaging 0.0189 oz Au/ton and containing nearly 3.4 million ounces, a 47% increase over the figure reported in 2008.  It should be noted that operating costs used to calculate the new cut-off grade may not accurately reflect actual operating costs and could adversely affect the resource estimate.

The zones included in the Beacon Hill estimate are located within the Robertson’s Core area. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Barrick Cortez Gold Mines), were not part of the estimate.

Beacon Hill reported the following updated resource estimate using 0.0106 Au opt cut-off:

Zone	Tons	Ounces per Ton	Ounces of Au
Distal	13,310,451	0.0287	382,010
39A	38,945,698	0.0228	887,962
South Zone	9,993,853	0.0209	208,872
Outside	5,422,131	0.0156	84,585
Gold Pan Oxide	12,566,599	0.02	251,332
Altenburg Hill Oxide	12,873,976	0.0152	195,684
Porphyry Oxide	39,049,182	0.0167	652,121
Gold Pan Sulphide	32,524,592	0.0154	500,879
Altenburg Hill Sulphide	1,701,844	0.014	23,826
Porphyry Sulphide	12,535,861	0.0158	198,067

TOTAL	178,924,188	0.0189	3,381,667

Resource estimate parameters:

•	Cut-off grade was calculated on the basis of US$850/oz Au and 70% Au recovery.

•	The 0.0106 ozAu/ton cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, process cost of US$5.00/ton and waste cost of US$1.14/ton.

•	The mineral resources in the table above were estimated using the CIM Standards on Mineral Resources and Reserves.

•	The database comprised a total of 1,160 drill holes, 533,453 feet (162,638 metres) of drilling and 101,757 gold assays.

•
The inferred resource covers 6 distinct and separate areas; Distal, 39A, Gold Pan, Porphyry, Altenburg Hill, Southern Area and then all remaining blocks outside these areas that warrant inclusion as an inferred resource. In addition, Gold Pan, Porphyry and Altenburg Hill were separated into oxide and sulphide zones for analysis and modeling.

•	An interpreted mineralized envelope was modeled into a solid in MineSight 3D™, with six area mineralized zones and then separated into oxide and sulphide zones.

•	Block dimensions of 25 feet (7.6 m) North, 25 feet (7.6 m) East and 20 feet (6 m) vertically.

•	Grade interpolation of 20 foot (6 m) composites.

•	Composites greater than 0.75 ozAu/ton limited in influence to 100 feet (30.5 m).

•
Tonnage estimates are based on 200 bulk historic density measurements carried out by previous operators. These were assigned to each block by zone. The resources are categorized as inferred since the amount and distribution of bulk tonnage factor data is sparse.

In an effort to offer perspective and comparison, the following table lists the Robertson Deposit Resources for all zones at varying cut-off grades and corresponding metal prices. Note that as of the date of the press release on October 9, 2009, the gold price was at a record high of US$1,050 per ounce.

Cut-off Grade oz Au/ton	Au Price	Ton	Au Ounce per Ton	Au Ounces
0.009	1000	259,786,897	0.016	4,156,590
0.0095	950	215,146,526	0.0174	3,743,550
0.0106	850	178,924,188	0.0189	3,381,667
0.012	750	149,133,203	0.0205	3,057,231
0.0129	700	125,174,186	0.0221	2,766,350
0.015	600	91,284,840	0.0253	2,309,506

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

Approximately 200 historic core samples were analyzed for dry bulk density using the volume displacement method. Densities for both ore and waste are primarily related to lithology, argillization, calc-silicate content and sulfide content. The average density for country rock was determined to be 12.2 cu ft/ton and 15.5 cu ft/ton for alluvium (2 determinations). These are historic determinations, which appear to be located for the most part, within the Porphyry Zone. The relative scarcity of specific gravity data is one reason cited by Beacon Hill for the resources being categorized as inferred. One objective of the proposed 2010 core drilling program is to provide suitable material for additional specific gravity determinations.

Estimation Method

The estimation plan includes the following items:

•	Storage of the mineralized zone code and percentage of mineralization.
•	Application of density based on limited SG measurements.
•	Estimation of the grades for Au using ordinary kriging.
•	Ellipsoid orientation was orthogonal and ranges were set to 300 feet in the northing and easting whilst 200 feet in elevation.

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

(iii)    Norma Sass and Ruf Claims, Nevada, U.S.A

Effective December 31, 1999, the Company and Levon Resources Ltd. (“Levon”), entered into a fourth amending agreement whereby Levon could earn an undivided 50% interest in the Norma Sass and Ruf Claims upon completion of certain terms.  This agreement was further amended effective December 31, 2001 (but signed on October 3, 2002), whereby Levon was transferred a 33.3% interest in the Company’s interest in the Norma Sass  and Ruf claims, in consideration of 300,000 common shares of Levon previously issued to the Company and the prior payment of $350,294 for exploration work.  The Company currently owns a 66.6% interest in the Norma Sass and Ruf claims (subject to certain royalties to underlying property owners, as described below), following the execution of the December 2001 fifth amending agreement with Levon.

In January 2005, the Company announced the formation of an exploration agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”).  The agreement covered the Norma Sass, Blue Nugget and Lander Ranch claims. The Norma Sass agreement also included the partnership with Levon.  Under the agreement, Agnico-Eagle could earn a 51% interest in the Norma Sass, Blue Nugget and Lander Ranch claims by completing at least 45,000 feet of exploration drilling and paying certain advance royalties.

Agnico-Eagle mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006.  Drilling commenced on the Lander Ranch target area and Agnico-Eagle drilled 15,000 feet in 12 to 15 holes on the Norma Sass and related properties.  In February 2007, Agnico-Eagle notified the Company that it would not be continuing its option on the Company’s Norma Sass, Lander Ranch and Blue Nugget properties because of other corporate priorities. The Company was pleased with the work done by Agnico-Eagle as they successfully showed depths to the lower plate sequence across the Norma Sass ground and extended the area of gold mineralization at Lander Ranch.

The Company currently owns a 66.6% interest in the Norma Sass and Ruf Claims, which originally were a part of the Carve-Out Claims, after an option agreement with Levon was amended on October 3, 2002 transferring to Levon a 33.3% interest in the Norma Sass and Ruf Claims.  Levon is a British Columbia company also engaged in the exploration of precious minerals and has three directors in common to the Company.

In January 2005, the Company announced the formation of an exploration agreement with Agnico-Eagle.  The agreement covers the Norma Sass, Blue Nugget and Lander Ranch claims. The Norma Sass agreement also includes our partnership with Levon.  Under the agreement, Agnico-Eagle can earn a 51% interest in the Norma Sass, Blue Nugget and Lander Ranch claims by completing at least 45,000 feet of exploration drilling and paying certain advance royalties. At its option, Agnico-Eagle may acquire the claim leases from the underlying owners for its benefit and Agnico-Eagle shall be deemed to have earned an additional 24% interest at which time Agnico-Eagle will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

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

In September 2008, the Company entered into an exploration, development and mine operating agreement with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in the Company’s and Levon interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

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

The proximity of the Norma Sass claims to Pipeline offers the deep discovery potential Barrick is pursuing.  They have completely remapped and reinterpreted the Pipeline open pit geology since their acquisition of Placer Dome, and have a new stratigraphic model for the host rocks and structural setting of the gold deposit.

In October 2009, Barrick commenced drilling hole NS 09-01 targeting the lower plate carbonate sequence. This hole was drilled at 70 degree dip on a northwesterly azimuth across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres. The hole was started using a reverse circulation drill which encountered recovery problems at a depth of 1,680 feet and was replaced by a core drill which completed the hole to a final depth of 2,586 feet. The lower plate and Wenban Limestone were intersected starting at a depth of 1,330 feet and Roberts Mountain Formation was encountered from 1,830 feet to the bottom of the hole. These formations are the major host rocks for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.

In November 2009, Coral’s technical team visited with Barrick Cortez Gold Mines in Crescent Valley, Nevada.  The group examined the chips and core from hole NS 09-01 at Coral’s Norma Sass property.  The Company is waiting on further information from Barrick.

There is no underground or surface plant or equipment located on the Norma Sass and Ruf Claims, nor any known body of commercial ore.

(iv)    June Claims

The Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property.  The agreement is for an initial term of four years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years.  The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000 upon notice to the Lessors.  No further work on the June Claims is proposed at this time.

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

(vi)    Eagle Claims, Nevada, U.S.A.

The Eagle Claims consist of 45 lode mineral claims, and are located at Corral Canyon, in Lander County, Nevada, approximately 16 kilometers north-northwest of Placer’s Cortez gold mine and comprises a total of approximately 646 acres.  The Eagle Claims are approximately three miles west of Crescent Valley, Nevada, and approximately 18 miles southeast of Battle Mountain, Nevada.  Access to the Eagle Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 90 kilometers and then an additional 13 kilometers on a gravel access road from the community of Crescent Valley.  A four-wheel drive vehicle is usually necessary to access all roads on the property.

The Eagle Claims are subject to a 3% net smelter royalty to Geomex 8, which royalty shall cease at such time as the sum of US$1,250,000 has been paid to Geomex 8.

In fiscal year 1994, the Company optioned a 50% interest in these claims to Levon for $10,000 and $100,000 Levon common shares.  During 1996, Levon exercised its option and holds a 50% interest in the Eagle Claims with the Company.  The Company has written down the Eagle Claims to a nominal value.  There is no underground or surface plant or equipment on the Eagle Claims, or any known body of commercial ore.

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

Item 4A.   Unresolved Staff Comments

Not Applicable.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis of the operations, results and financial position of the Company for the years ended January 31, 2010, 2009 and 2008 should be read in conjunction with the January 31, 2010 Consolidated Financial Statements and the notes thereto.

The financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. In addition, US GAAP requires investments available for sale to be recorded at fair market value with unrealized gains or losses recognized as part of comprehensive income (loss) unless a decline in value is considered to be other than temporary. Effective for fiscal January 31, 2008 the Canadian GAAP treatment is the same, however in fiscal January 31, 2007 such investments were recorded in accordance with Canadian GAAP at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations. See Note 16 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

A.   Results of Operations

Twelve months ended January 31, 2010 compared with the twelve months ended January 31, 2009

General and Administrative Expenses

General and administrative expenses totaled $1,613,713 for the year ended January 31, 2010 compared with $2,516,862 for the year ended January 31, 2009, a decrease of $903,149. This decrease is mainly driven by a significant decrease of $730,974 in stock-based compensation.  The large cost in stock based compensation in the comparative period is due to an expense of $1,513,500 related to the extension of the expiry date of warrants. Refer to Note 8(c) of the Consolidated Financial Statements.

An overall reduction in spending has resulted in decreases of $47,923 in legal and accounting, $43,201 in investor relations and shareholder information, $35,936 in travel, $24,560 in salaries and benefits, $9,750 in management fees, and $7,347 in office and miscellaneous. The decrease in investor relations expenses is due to the cancellation of an investor relations consulting contract along with a reduction in research reports and publications. The decline in travel expenses resulted from less promotional activities in the current year. The lower fees in legal and accounting is resulting from the reduction of legal services in the current period. During the year, the Company reduced the management and consulting fees paid for two contracts and higher directors’ fees were a result of fees paid to a Director for his service on the board and various committees.

Income / Loss for the Period

Income for the year ended January 31, 2010 was $1,711,611 compared with a loss of $3,746,165 for prior year, an increase of $5,457,776. In addition to the decrease of $903,149 in general and administrative expenses, this difference resulted from significant increases of $1,230,621 in foreign exchange gain along with $3,374,152 in future income tax recovery. Slightly offsetting these differences was a reduction of $67,146 in interest income, which declined from $69,764 in fiscal 2009 to $2,618 in current year. The write-off of $17,000 in directors’ fees in the current period also contributed to the variance.

Twelve months ended January 31, 2009 compared with the twelve months ended January 31, 2008

General and administrative expenses

General and administrative expenses totaled $2,516,862 for the year ended January 31, 2009 compared with $1,359,172 for the year ended January 31, 2008, an increase of $1,157,690. The 2009 fiscal year had decreases of $324,141 in legal and accounting fees, $51,076 in listing and filing fees, and $29,490 in management fees. Cost items that increased were $1,459,017 in stock based compensation, $26,320 in consulting fees, $26,233 in travel, $24,690 in salaries and benefits, $13,917 in office and miscellaneous, and $11,098 in investor relations and shareholder information.

The increase in consulting fees during fiscal 2009 was attributable to the addition of a consultant.  The increased expense in investor relations and travel come from a contract with an investor relation firm engaged earlier in the fiscal year.  The significant higher legal and accounting fees in the 2008 fiscal year were resulting from the title search of the Robertson Property during 2008.  The increase in stock-based compensation was due the extension of expiry dates of warrants.  Listing and filing fees decreased during the year ended January 31, 2009 with less activity in this area while there were private placement and a share split in the 2008 fiscal year.  The management fees declined during 2009 because of the elimination of payment to a former executive officer.

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

Currency Fluctuations

The Company’s currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk.  Fluctuations in and among the currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

B. Liquidity and Capital Resources

During the year ended January 31, 2010 the Company incurred expenditures that increased its mineral property carrying value in Nevada by $324,301. At this time the Company has no operating income but is earning interest income on its entire cash holdings.

At January 31, 2010, the Company had working capital of $648,921 and cash and cash equivalents of $700,772. During the current year, the Company had cash proceeds of $293,160 from exercise of 523,500 stock options.

The Company has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

C.  Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration company with no research and development policies.

D.  Trend Information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in exploration companies. The appeal of exploration companies as investment alternatives could effect the liquidity of the Company and thus future exploration, development and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E.  Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

As of January 31, 2010, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Future Income Tax Liabilities	$1,687,363	-	-	-	$1,687,363
Total	$1,687,363	$-	$-	$-	$1,687,363

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

  Item 6.  Directors, Senior Management and Employees

A.    Directors and Senior Management

The following is a list of the Company’s directors and officers as of July 31, 2010.  The directors were re-elected by the Company’s shareholders on June 28, 2010 and are elected for a term of one year which term expires at the election of the directors at the next annual meeting of shareholders.

Name	Position Held	Principal Occupation	Director/Officer Since
Louis Wolfin	Chairman and Director	Mining Executive; Chairman and Director of Bralorne Gold Mines Ltd., Director of Levon Resources Ltd. and Cresval Capital Corp.	July 1990

Ronald Andrews	Director	Director of Berkley Resources Inc. and North Coast Live Insurance Company. Owner and operator of Andrews Orchards	January 2010

Chris Sampson	Vice President Exploration and Director	Director and Vice President Exploration of the Company; Professional Engineer, Director of Sego Resources Ltd.	January 1996

David Wolfin(1)	Director, President & Chief Executive Officer
Director, President and CEO of the Company; Director of Bralorne Gold Mines Ltd. and Berkley Resources Inc.; Director, President and CEO of Gray Rock Resources Ltd. and Avino Silver & Gold Mines Ltd.; and Director of Mill Bay Ventures Inc. and Cresval Capital Corp.; Director and VP Finance of Levon Resources Ltd.
September 1997

Gary Robertson	Director	Certified Financial Planner, Director of the Company and Director of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	July 2003

Dorothy Chin	Corporate Secretary
Corporate Secretary of the Company and of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Gray Rock Resources Ltd., Levon Resources Ltd. and formerly Corporate Secretary of Mill Bay Ventures Inc. and Dentonia Resources Ltd.
September 2008

Lisa Sharp	Chief Financial Officer	Chief Financial Officer of the Company and of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Venerable Ventures Ltd.	June 2008

(1)       Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.    Compensation

During the last completed fiscal year of the Company, the Company had three executive officers, namely its Chief Executive Officer (“CEO”) , Louis Wolfin, its President, David Wolfin and its Chief Financial Officer (“CFO”), Lisa Sharp. At the Company’s Annual General Meeting on June 28, 2010, Louis Wolfin resigned as CEO and David Wolfin was appointed CEO and President of the Company.

1)	Compensation Discussion and Analysis

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers.  The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees.  No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

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

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Cash payment to add variable component to compensation	Based on corporate and individual performances of key personnel.
Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Retain qualified leaders, motivate strong business performance.

2)	Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended January 31, 2010 of the Company to its executive officers:

Name and principal position(1)	Year	Salary ($)	Share-based awards ($)	*Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
David Wolfin Director, President and CEO	2010	$30,000	NIL	NIL	NIL	NIL	NIL	NIL	$30,000
Louis Wolfin (2) Director and Former CEO	2010	$75,000	NIL	NIL	NIL	NIL	NIL	NIL	$75,000
Lisa Sharp CFO	2010	$21,820	NIL	NIL	NIL	NIL	NIL	NIL	$21,820
CHRIS SAMPSON Vice President Exploration	2010	$24,690	NIL	NIL	NIL	NIL	NIL	NIL	$24,690

*The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(1)	On June 28, 2010, David Wolfin was appointed President and CEO. David Wolfin was not an executive officer during the most recently completed financial year ended January 31, 2010.
(2)	On June 28, 2010, Louis Wolfin resigned as CEO and was appointed Chairman of the Board.

Annual Base Salary

Base Salary for the executive officers is determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the executive officers shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Long Term Incentive Plan (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the executive officers during the most recently completed financial year ended January 31, 2010.

Option Based Award

An Option Based Award is in the form of an incentive stock option plan.  The objective of the incentive stock option is to reward executive officers, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.  The plan currently used by the Company is 2010 Stock Option Plan (the “Plan”).

The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.  For details of the option plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular filed with the SEC on June 1, 2010.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board of Directors.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the executive officers which the Committee feels is suitable.

As of January 31, 2010, stock options to purchase a total of up to 2,522,500 shares have been granted and remain outstanding under the Plan, leaving 28,827 options available for issuance. All previous grants of option-based awards are taken into account when considering new grants.

3)	Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2010:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
David Wolfin(2) President, CEO and Director	120,000 60,000 100,000 90,000	$1.17 $1.29 $1.00 $0.76	Dec 12, 2010 Sept 5, 2011 Sept 26, 2012 Jan 13, 2015	Nil	Nil	Nil
Louis Wolfin(3) Director & Former CEO	150,000 225,000 75,000	$1.17 $1.29 $0.76	Dec 12, 2010 Sept 5, 2011 Jan 13, 2015	Nil	Nil	Nil
Lisa Sharp CFO	50,000	$0.76	Jan 13, 2015	Nil	Nil	Nil

(1)	No value was attributed to unexercised options that were out of the money on January 31, 2010.
(2)	On June 28, 2010, David Wolfin was appointed President and CEO. David Wolfin was not an executive officer during the most recently completed financial year ended January 31, 2010.
(3)	On June 28, 2010, Louis Wolfin resigned as CEO and was appointed Chairman of the Board.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended January 31, 2010:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin(2) President, CEO and Director	Nil	Nil	Nil
Louis Wolfin(3) Director & Former CEO	Nil	Nil	Nil
Lisa Sharp CFO	Nil	Nil	Nil

(1)	No value was attributed to unexercised vested options that were out of the money on January 31, 2010.
(2)	On June 28, 2010, David Wolfin was appointed President and CEO. David Wolfin was not an executive officer during the most recently completed financial year ended January 31, 2010.
(3)	On June 28, 2010, Louis Wolfin was appointed Chairman of the Board.

4)	Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)	Termination and Change of Control Benefits

The Company does not have any employment contracts with the executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

6)	Director Compensation

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended January 31, 2010:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Lloyd Andrews(2) (3)	$12,000	NIL	NIL	NIL	NIL	NIL	$12,000
Gary Robertson(2)	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Chris Sampson	NIL	NIL	NIL	NIL	NIL	NIL	NIL
David Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Louis Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ronald Andrews(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Victor Chevillon(4)	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(1)
The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(2)	Independent and Non-Employee Directors.
(3)	Lloyd Andrews was not nominated for re-election at the annual general meeting held on June 28, 2010.
(4)	Victor Chevillon resigned as a director of the Company on May 7, 2009.

The Company pays its independent directors $750 per quarter and an additional $750 per quarter for being a member of three committees. In addition, Lloyd Andrews is also paid an annual payment of $6,000 for office expenses.

Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 195,000 shares of the Company at a price of $1.17 per share exercisable on or before December 12, 2010, none of which have been exercised; an aggregate of 105,000 shares of the Company at a price of $1.29 per share exercisable on or before September 5, 2011, none of which have been exercised; an aggregate of 100,000 shares of the Company at a price of $1.00 per share exercisable on or before September 26, 2012, none of which have been exercised, and an aggregate of 125,000 shares of the Company at a price of $0.76 per share exercisable on or before January 13, 2015, none of which have been exercised.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company does not have an employment contract with the executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

C.    Board Practices

Currently, the Company has five directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The chairman of the Board is not a member of management.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  At the Annual General Meeting, held on June 28, 2010, the shareholders elected Ronald Andrews, Gary Robertson, Chris Sampson, David Wolfin, and Louis Wolfin as directors.

The Board has considered the relationship of each director to the Company and considers two of the five directors to be “independent” (Messrs. Andrews and Robertson) for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Two of the directors (Messrs. David Wolfin and Louis Wolfin) who are considered related are related by family.  Chris Sampson is also the Vice-President of Exploration of the Company and is not independent.

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

The Board and committees may take action at regularly held meetings or at a meeting by conference call or by written consent.

Committees

Corporate Governance Committee

The Corporate Governance Committee assists the Board in establishing the Company’s corporate governance policies and practices generally identifying individuals qualified to become members of the Board, reviewing the composition and functioning of the Board and its committees and making recommendations to the Board as appropriate.  When considering nominees to the Board the Corporate Governance Committee’s mandate requires that it consider the current composition of the Board and give consideration to candidates having experience in the industry, life experience and background.  The Corporate Governance Committee is also responsible for the Company’s corporate governance guidelines.  The Corporate Governance Committee may retain legal or other advisors.

The Corporate Governance Committee currently consists of three directors (Messrs. Ronald Andrews, Gary Robertson and Chris Sampson).  Messrs. Andrews and Robertson are considered independent.

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

The Audit Committee consists of Gary Robertson, Ronald Andrews and Chris Sampson, all of whom are financially literate.  Currently, the Audit Committee has at least one member with accounting or related financial management expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement.  “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.  Gary Robertson and Ronald Andrews are both independent, having no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

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

D.     Employees

As at January 31, 2010, the Company has one full-time employee located in Nevada, United States. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.

E.      Share Ownership

The following table sets out the share ownership of the individuals referred to in “Compensation” as of August 3, 2010:

Name of Beneficial Owner	Number of Shares	Percent
Louis Wolfin	2,360,101	7.26%
Chris Sampson	66,300	*
Ronald Andrews	Nil	*
Gary Robertson	173,550	*
David Wolfin	781,100	2.40%
Lloyd Andrews(1)	Nil	N/A
Victor Chevillon(2)	Nil	N/A
Lisa Sharp	Nil	N/A

*Less than one percent

(1)	Lloyd Andrews was not nominated for re-election at the Company’s annual general meeting held on June 28, 2010.
(2)	Victor Chevillon resigned as a director on May 7, 2009.

Outstanding Options

The following information, as of July 31, 2010, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
David Wolfin President, CEO and Director	120,000 60,000	Dec 12, 2005 Sept 5, 2006	$1.17 $1.29	Dec 12, 2010 Sept 5, 2011

Louis Wolfin Director & Former CEO	150,000 225,000 75,000	Dec 12, 2005 Sept 5, 2006 Jan 13, 2010	$1.17 $1.29 $0.76	Dec 12, 2010 Sept 5, 2011 Jan 13, 2015

Lisa Sharp CFO	50,000	Jan 13, 2010	$0.76	Jan 13, 2015

Chris Sampson Director	30,000 60,000	Dec 12, 2005 Sept 5, 2006	$1.17 $1.29	Dec 12, 2010 Sept 5, 2011

Ronald Andrews Director	50,000	Jan 13, 2010	$0.76	Jan 13, 2015

Gary Robertson Director	75,000 60,000	Dec 12, 2005 Sept 5, 2006	$1.17 $1.29	Dec 12, 2010 Sept 5, 2011

Lloyd Andrews Former Director	120,000 45,000	Dec 12, 2005 Sept 5, 2006	$1.17 $1.29	Dec 12, 2010 Sept 5, 2011

Victor Chevillon Former Director	NIL	N/A	N/A	N/A

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government or by any other natural or legal person(s) severally or jointly.

As of August 3, 2010, to the knowledge of the Company’s directors and senior officers, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities other than Louis Wolfin who owned 2,360,101 common shares, about 7.26% of the outstanding common shares.

B.     Related Party Transactions

Related party transactions for the year ended January 31, 2010 are as follows:

During the year ended January 31, 2010:

(a)	$30,000 (2009 - $30,000; 2008 - $30,000) was paid for consulting fees to a private company controlled by a director and officer of the Company;

(b)	$75,000 (2009 - $75,000; 2008 - $75,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)	$20,250 (2009 - $30,000; 2008 - $65,000) was paid for management fees to a private company controlled by an officer of the Company;

(d)	$20,250 (2009 - $30,000; 2008 - $nil) was paid for consulting fees to a private company controlled by an officer of a related Company;

(e)
$147,711 (2009 - $186,734; 2008 - $168,983) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(f)	$nil (2009 - $39,526; 2008 - $15,332) was paid for geological consulting services to a private company controlled by a former director of the Company;

(g)	$24,690 (2009 - $35,888; 2008 - $42,661) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

(h)	$18,000 (2009 - $12,000; 2008 - $12,000) was charged for directors’ fees to the Directors’ of the Company; and

(i)	$17,000 (2009 - $nil; 2008 - $nil) in advances payable to related parties relating to directors’ fees outstanding since 2003 was reversed during the year.

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

Advances receivable from related party comprises US$56,277 (2009 - US$52,891) less an allowance for bad debt of US$39,113 (2009 - US$39,113).  The advances receivable from related party is from a public company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $14,949 (2009 - $12,288) due to Oniva, $6,000 (2009 - $17,000) due to directors of the Company, $2,073 (2009 - $1,526) due to a private company controlled by a director and officer of the Company and $nil (2009 - $39,270) due to a private company controlled by a former director of the company. Amounts due are without stated terms of interest or repayment.

C.      Interests of Experts and Counsel

Not Applicable.

Item 8.    Financial Information

A.     Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 17 to this Annual Report and include the following:

•	Audit Report of Independent Registered Public Accounting Firm;
•	Consolidated Balance Sheets as at January 31, 2010 and January 31, 2009;
•	Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2010, 2009 and 2008;
•	Consolidated Statements of Shareholders’ Equity for the years ended January 31, 2010, 2009 and 2008;
•	Consolidated Statements of Cash Flows for the years ended January 31, 2010, 2009 and 2008; and
•	Notes to the Consolidated Financial Statements for the years ended January 31, 2010, 2009 and 2008.

Legal Proceedings

The Company is not involved in any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or had in the recent past, significant effects on the Company’s financial position or profitability, including governmental proceedings pending or known to be contemplated.

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

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Six Months	High	Low	High	Low
July 2010	0.49	0.28	0.50	0.26
June 2010	0.58	0.44	0.57	0.41
May 2010	0.59	0.48	0.59	0.42
April 2010	0.59	0.46	0.59	0.46
March 2010	0.60	0.49	0.57	0.47
February 2010	0.66	0.48	0.65	0.47

2009-2010	High	Low	High	Low
Fourth Quarter ended January 31, 2010	0.87	0.57	0.88	0.53
Third Quarter ended October 31, 2009	1.00	0.38	0.93	0.33
Second Quarter ended July 31, 2009	0.64	0.35	0.59	0.31
First Quarter ended April 30, 2009	1.00	0.29	0.69	0.15

2008-2009	High	Low	High	Low
Fourth Quarter ended January 31, 2009	0.40	0.13	0.30	0.07
Third Quarter ended October 31, 2008	0.64	0.11	0.60	0.08
Second Quarter ended July 31, 2008	1.08	0.58	1.05	0.56
First Quarter ended April 30, 2008	1.49	0.80	1.49	0.80

Last Five Fiscal Years	High	Low	High	Low
2010 Annual	1.00	0.29	0.93	0.15
2009 Annual	1.49	0.11	1.49	0.07
2008 Annual(1)	3.98	0.45	1.17	0.45
2007 Annual	6.99	2.70	5.95	2.30
2006 Annual	4.17	0.99	3.30	0.80

(1)
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

The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia and be of the full age of 18 years. There is no minimum share ownership to be a director.  No person shall be a director of the Company who is not capable of managing their own affairs, is an undischarged bankrupt, convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years, or a person that has had a registration in any capacity under the “British Columbia Securities Act” or the “British Columbia Mortgage Brokers Act” canceled within the last five years.

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
In April 2010, the Company entered into an agreement with Boart Longyear Drilling Services (“Boart Longyear”) to perform certain services on its Robertson Property on a per unit basis. The agreement may be terminated by either party with ten days notice without penalty.

In April 2010, the Company entered into an agreement with Major Drilling America, Inc. (“Major Drilling”) to perform certain drilling and other related services on the Robertson Property on a per unit basis.

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company.

The Company believes that it is a passive foreign investment company (a “PFIC”) for United States federal income tax purposes with respect to a United States Investor.  The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income.  In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.  As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

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

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  A shareholder must make a section 1295 election by completing Form 8621, attaching said Form to its federal income tax return, and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect.  The PFIC Annual Information Statement must include the shareholder’s pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro rata shares.  In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles.  A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder’s pro rata shares of the PFIC’s ordinary earnings and net capital gain.  In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.  A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly, for each taxable year to which the Section 1295 election applies, must comply with the foregoing submissions.

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

The Company does not believe that it is not and will not be a CFC.  It is possible that the Company could become a CFC in the future.  Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

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

A corporation will be classified as a foreign investment company (an “FIC”) if for any taxable year it: (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein); and (ii) 50% or more of the value or the total combined voting power of all the corporation’s stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons.  In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder’s ratable share of the corporation’s earnings and profits for the period during which such stock was held.

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

I.      Subsidiary Information

Not applicable.

Item 11.Quantitative and Qualitative Disclosures About Market Risk

Not applicable

Item 12.Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T.Controls and Procedures

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

The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2010 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2010 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

The Company has taken steps to enhance and improve the design of the Company’s internal controls over financial reporting, however these steps were not complete as of January 31, 2010.  During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.  To remediate such weaknesses, we plan to implement the following changes during it’s the Company’s fiscal year ending January 31, 2011: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

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

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting in the year ended January 31, 2010; however, as a result of the evaluation of the Company’s internal control over financial reporting as of January 31, 2010, conducted by the Company’s principal executive officer, principal financial officer and an independent consultant, we expect to make such changes during the year ending January 31, 2011.

Item 16.  [Reserved]

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

Item 16C.  Principal Accountant Fees and Services

The independent auditor for the year ended January 31, 2010 and January 31, 2009 was Smythe Ratcliffe LLP, Chartered Accountants. The independent auditor for the fiscal years ended January 31, 2008 was Ernst & Young LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP for the audit of the Company’s annual financial statements for the fiscal year ended January 31, 2010 were $38,500 and $44,000 for the year ended January 31, 2009. The fees billed by Ernst & Young LLP for the fiscal year ended January 31, 2008 were $75,000.

Audit-Related Fees

The audit-related fees billed by Smythe Ratcliffe LLP for the year ended January 31, 2010 are estimated to be $5,000. The audit-related fees billed by Smythe Ratcliffe LLP for the year ended January 31, 2009 were $4,200. These fees relate to the advisory services provided with respect to the Company’s Form 20-F. The audit related fees billed by Ernst & Young LLP were $10,000 for the year ended January 31, 2008.  These fees related to the Company’s adoption of new accounting policies and advisory services provided with respect to the Company’s Form 20-F.

Tax Fees

The tax fees billed by Smythe Ratcliffe LLP for the years ended January 31, 2010 and January 31, 2009 were $1,500 for each year. There were no aggregate fees billed for tax compliance, tax advice and tax planning rendered by Ernst & Young LLP for the fiscal years ended January 31, 2008.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were nil for the fiscal years ended January 31, 2010 and 2009.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2010.  The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.  The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Changes in Registrants Certifying Accountant

None.

Item 16G.  Corporate Governance

Not applicable.

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
___________________________
*  Previously filed.

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Audited Consolidated Financial Statements

For the years ended January 31, 2010, 2009 and 2008
(in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at and for the years ended January 31, 2010 and 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Louis Wolfin”	“Lisa Sharp”
Louis Wolfin	Lisa Sharp
CEO	CFO

Vancouver, Canada
May 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF CORAL GOLD RESOURCES LTD.
(AN EXPLORATION STAGE COMPANY)

We have audited the consolidated balance sheets of Coral Gold Resources Ltd. (an Exploration Stage Company) as at January 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended January 31, 2008 were audited by other auditors whose report dated May 27, 2008 expressed an unqualified opinion on those financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
May 26, 2010

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

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Balance Sheets
(In Canadian Dollars)
As at January 31

	2010	2009

ASSETS
Current
Cash	$700,772	$1,332,316
Advances receivable from related party (Note 9)	18,354	16,899
Other amounts receivable	13,617	9,747
Prepaid expenses	4,694	5,854

	737,437	1,364,816
Investment securities (Note 4)	610,967	78,803
Reclamation deposits (Note 7)	408,075	477,550
Equipment (Note 5)	5,873	7,544
Mineral properties (Note 6)	16,029,214	15,704,913
	$17,791,566	$17,633,626

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$65,494	$64,334
Advances payable to related parties (Note 9)	23,022	70,084
Asset retirement obligation (Note 10)	-	270,979
	88,516	405,397
Asset retirement obligation (Note 10)	236,248	-
Future income tax liability (Note 13)	1,687,363	4,963,038

	2,012,127	5,368,435

Non-controlling interest	10,320	10,320

Shareholders' equity
Share capital (Note 8)	40,742,124	40,301,644
Contributed surplus	5,857,421	4,960,907
Accumulated other comprehensive income (loss)	425,695	(39,948)
Deficit accumulated during the exploration stage	(31,256,121)	(32,967,732)

	15,769,119	12,254,871
	$17,791,566	$17,633,626

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 15)

Approved on behalf of the board:

“Louis Wolfin”	Director	“Gary Robertson”	Director
Louis Wolfin		Gary Robertson

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(In Canadian Dollars)
Years ended January 31

	2010	2009	2008

EXPENSES
Amortization	$1,671	$1,703	$581
Consulting fees (Note 9)	53,627	60,000	33,680
Directors’ fees (Note 9)	18,000	12,000	12,000
Investor relations and shareholder information	112,005	155,206	144,108
Legal and accounting	66,313	114,236	438,377
Listing and filing fees	22,866	25,919	76,995
Management fees (Note 9)	95,250	105,000	134,490
Office and miscellaneous (Note 9)	64,931	72,278	58,361
Salaries and benefits (Note 9)	104,365	128,925	104,235
Stock-based compensation (Note 8(e))	1,038,289	1,769,263	310,246
Travel	36,396	72,332	46,099
	1,613,713	2,516,862	1,359,172
Loss before other items	(1,613,713)	(2,516,862)	(1,359,172)
Other items
Interest income	2,618	69,764	165,004
Foreign exchange gain (loss)	464,851	(765,770)	519,722
Write-down of advances payable to related parties (Note 9)	17,000	-	-
Write-down of advances receivable	-	-	(24,029)
	484,469	(696,006)	(4,455,354)
Loss for the year before future income taxes	(1,129,244)	(3,212,868)	(698,475)
Future income tax recovery (expense) (Note 13)	2,840,855	(533,297)	(620,710)
Net Income (Loss) for the Year	1,711,611	(3,746,165)	(1,319,185)
Other Comprehensive Income (Loss)
Unrealized gain (loss) on investment securities, net of tax (Note 4)	465,643	(88,479)	(19,352)
Total Comprehensive Income (Loss) for the Year	$2,177,255	$(3,834,644)	$(1,338,537)

Basic and diluted
earnings (loss) per share (Note 8(f))	$0.07	$(0.15)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(In Canadian Dollars)
Years ended January 31

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Exploration Stage	Total Shareholders’ Equity

Balance, January 31, 2007	20,497,080	$36,706,478	$2,096,750	$-	$(27,902,382)	$10,900,846
Transitional adjustment for fair value of investment securities	-	-	-	67,883	-	67,883
Common shares issued for cash:
Private placement	4,230,000	3,369,900	860,100	-	-	4,230,000
Exercise of warrants	20,691	13,794	-	-	-	13,794
Exercise of stock options	135,000	76,100	-	-	-	76,100
Fair value of stock options exercised	-	40,840	(40,840)	-	-	-
Fair value of warrants exercised	-	4,593	(4,593)	-	-	-
Stock-based compensation	-	-	310,246	-	-	310,246
Loss for the year	-	-	-	-	(1,319,185)	(1,319,185)
Unrealized loss on investment securities	-	-	-	(19,352)	-	(19,352)

Balance January 31, 2008	24,882,771	40,211,705	3,221,663	48,531	(29,221,567)	14,260,332
Common shares issued for cash:
Exercise of stock options	107,000	59,920	-	-	-	59,920
Fair value of stock options exercised	-	30,019	(30,019)	-	-	-
Stock-based compensation	-	-	1,769,263	-	-	1,769,263
Loss for the year	-	-	-	-	(3,746,165)	(3,746,165)
Unrealized loss on investment securities	-	-	-	(88,479)	-	(88,479)

Balance January 31, 2009	24,989,771	40,301,644	4,960,907	(39,948)	(32,967,732)	12,254,871
Common shares issued for cash:
Exercise of stock options	523,500	293,160	-	-	-	293,160
Fair value of stock options exercised	-	147,320	(147,320)	-	-	-
Stock-based compensation	-	-	1,038,289	-	-	1,038,289
Fair value of stock options capitalized to mineral properties	-	-	5,545	-	-	5,545
Net income for the year	-	-	-	-	1,711,611	1,711,611
Unrealized gain on investment securities, net of tax	-	-	-	465,643	-	465,643

Balance January 31, 2010	25,513,271	$40,742,124	$5,857,421	$425,695	$(31,256,121)	$15,769,119

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Cash Flows
(In Canadian Dollars)
Year ended January 31

	2010	2009	2008

OPERATING ACTIVITIES
Net income (loss) for the year	$1,711,611	$(3,746,165)	$(1,319,185)
Adjustments for items not involving cash:
Amortization	1,671	1,703	581
Stock-based compensation	1,038,289	1,769,263	310,246
Foreign exchange (gain) loss	(473,492)	908,329	(577,162)
Write-down of advances payable to related parties	(17,000)	-	-
Write-down of advances receivable	-	-	24,029
Future income tax (recovery) expense	(2,840,855)	533,297	620,710
Net change in non-cash working capital (Note 12)	5,657	(24,160)	(260,860)

Cash used in operating activities	(574,119)	(557,733)	(1,201,641)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures	(357,480)	(1,609,696)	(2,074,001)
Purchase of equipment	-	(6,920)	-
Decrease (increase) in reclamation deposits	8,268	(157,447)	12,126

Cash used In investing activities	(349,212)	(1,774,063)	(2,061,875)

FINANCING ACTIVITY
Issuance of shares for cash, net	293,160	59,920	4,319,894

Cash provided by financing activity	293,160	59,920	4,319,894

Foreign exchange effect on cash	(1,373)	2,103	-

Net increase (decrease) in cash	(631,544)	(2,269,773)	1,056,378
Cash, beginning of year	1,332,316	3,602,089	2,545,711

Cash, end of year	$700,772	$1,332,316	$3,602,089

Supplementary disclosure of cash flow information:

Cash paid during the year for:
Interest	$1,940	$2,795	$333
Income taxes	$-	$-	$-
Expenditures on mineral properties included in advances payable to related parties	$2,073	$40,797	$-

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

1.             Nature of Operations and Going Concern

Coral Gold Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties.

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue to realize its assets and discharge its liabilities in the normal course of business.  Accordingly, these consolidated financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing (note 15).

At January 31, 2010, the Company had working capital of $648,921 (2009 - $959,419) and a deficit accumulated during the exploration stage of $31,256,121 (2009 - $32,967,732). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.             Significant Accounting Policies

a) Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in Note 16 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned integrated subsidiary Marcus Corporation of Nevada (“Marcus”). Significant inter-company accounts and transactions have been eliminated on consolidation.

b) Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is calculated and charged to operations as follows:

Computer Hardware	Declining balance on 20% annual rate
Equipment	Declining balance on 20% annual rate
Vehicles	Straight line over 5 years

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

2.             Significant Accounting Policies (Continued)

c) Mineral Properties

The Company is in the exploration stage and capitalizes all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date, including acquisition costs, exploration and development expenditures, net of any recoveries and do not necessarily reflect present or future values.

The costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, sold or the Company’s mineral rights are allowed to lapse. If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining its mineral properties in good standing.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

The carrying values of mineral properties, on a property-by-property basis, are reviewed by management at least annually to determine if the mineral properties have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves and the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future write-downs of capitalized mineral property carrying values.

d) Asset Retirement Obligation (“ARO”)

The Company’s proposed and incurred mining and exploration activities are subject to various laws and regulations for federal and regional jurisdictions, in which it operates, governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures that comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operations of mining properties, plant and equipment.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

2.             Significant Accounting Policies (Continued)

d) Asset Retirement Obligation (“ARO”) continued

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted using consistent rates and methods as applicable to the corresponding asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

f) Foreign Currency Translation

The Company’s integrated foreign subsidiaries are financially and operationally dependent on the Company.  The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars.  Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the exchange rates prevailing at the transaction date except for amortization, which is translated at historical exchange rates. Gains and losses arising from this translation are included in the determination of net loss for the year.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the fair value of financial instruments the recoverability of mineral property interests, balances of accrued liabilities, fair value of ARO, the assumptions used in the determination of the fair value of stock-based compensation and the valuation allowance for future income taxes.  Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

2.             Significant Accounting Policies (Continued)

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

i) Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercises would be used to purchase common shares at the average market price during the period. However, the calculation of diluted earnings (loss) per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

j) Accounting for Equity Units

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to warrants and recorded to contributed surplus based on their fair value calculated using the Black-Scholes option pricing model and the remainder is allocated to share capital.

k) Financial Instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

2.             Significant Accounting Policies (Continued)

k) Financial Instruments (Continued)

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862, “Financial Instruments – Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

These disclosures are not required when the carrying amount is a reasonable approximation of the fair value.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

l) Future Accounting Changes

(i)
International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing February 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended January 31, 2011 and earlier where applicable. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements; at this time, the impact of the transition to IFRS cannot be reasonably estimated.

(ii)
Business Combinations (Section 1582); Consolidated Financial Statements (Section 1601); Non-Controlling Interests (Section 1602)

These new standards are based on the IFRS 3, “Business Combinations”, and replace the existing guidance on business combinations and consolidated financial statements. These new standards require most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed, and also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations on or after February 1, 2011, with earlier application permitted. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

3.           Risk Management and Financial Instruments

The Company classified its cash as held-for-trading; investment securities as available-for-sale; advances receivable from related party, other amounts receivable (excluding GST) and reclamation deposits as loans and receivables; and accounts payable and advances payable to related parties as other financial liabilities.

The carrying values of cash, other amounts receivable (excluding GST), and accounts payable approximate their fair values due to the short-term maturity of these financial instruments. Investment securities are accounted for at fair value based on quoted market prices.  The book value of reclamation deposits approximate their fair value as the stated rates approximate the market rate of interest. The fair value of advances receivable from related parties and advances payable to related parties have not been disclosed as they cannot be reliably measured.

The Company’s financial instruments measured at fair value by level within the fair value hierarchy as at January 31, 2010 are as follows:

	Level 1	Level 2	Level 3	Total

Financial Assets
Available-for-sale
Investment securities	$610,967	$-	$-	$610,967

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

3.             Risk Management and Financial Instruments (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST). The Company assesses the collectability of advances receivable from related parties on a periodic basis and records allowances for non-collection based on management’s assessment of specific accounts.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	2010	2009
Cash held at major financial institutions
Canada	$695,910	$1,321,867
US	4,862	10,449

	700,772	1,332,316
Reclamation deposits held at major financial institutions
US	408,075	477,550

Total cash and reclamation deposits	$1,108,847	$1,809,866

b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash at January 31, 2010 in the amount of $700,772 (2009 - $1,332,316) in order to meet short-term business requirements. At January 31, 2010, the Company had current liabilities of $88,516 (2009 - $134,418). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2011. This will require the Company to obtain additional financing in 2011.

Subsequent to January 31, 2010, the Company closed a non-brokered private placement in two tranches raising gross proceeds of $3,850,066 from the issuance of 7,000,120 units at a price of $0.55 per unit (Note 15).

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

3.             Risk Management and Financial Instruments (Continued)

c) Market Risk

Market risk consists of interest rate risk, foreign exchange risk and other price risk. These are discussed further below:

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at fixed rates. Given the stated rates of interest approximate market rates, the Company is not exposed to significant interest rate price risk as at January 31, 2010 and 2009.

Foreign Exchange Risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, advances receivable from related party and accounts payable as a portion of these amounts are denominated in US dollars as follows:

	2010	2009
Cash	$4,547	$8,519
Other amounts receivable	2,484	10,720
Advances receivable from related party	17,164	13,778
Reclamation deposits	382,482	389,360
Accounts payable	(5,084)	(1,005)

Net exposure	$401,593	$421,372

Canadian dollar equivalent	$428,510	$506,365

Based on the above net exposures as at January 31, 2010, a 6% (2009 - 10%) change based on the prior year fluctuations in the Canadian/US exchange rate would impact the Company’s earnings by approximately $25,700 (2009 - $18,000).

The Company manages foreign exchange risk my minimizing the value of financial instruments denominated in foreign currency.  The Company has not entered into any foreign currency contracts to mitigate this risk

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

3.             Risk Management and Financial Instruments (Continued)

c) Market Risk (Continued)

Other Price Risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices.

As at January 31, 2010, a 115.24% (2009 - 178.97%) fluctuation in the fair value of investment securities based on the weighted average volatility of the underlying shares over the prior year would impact the Company’s other comprehensive income by approximately $93,118 (2009 - $62,234).

4.             Investment Securities

At January 31, 2010, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$513,101	$590,218
Mill Bay Ventures Inc.	518,731	41,634	(20,885)	20,749

		$118,751	$492,216	$610,967

At January 31, 2009, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$(19,063)	$58,054
Mill Bay Ventures Inc.	518,731	41,634	(20,885)	20,749

		$118,751	$(39,948)	$78,803

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

During the year ended January 31, 2010, the Company recognized an unrealized gain of $532,164 (2009 - unrealized loss of $88,479; 2008 - unrealized loss of $19,352), which is included in other comprehensive income (loss).  Future income tax in the amount of $66,521 (2009 - $nil; 2008 - $nil) was recorded against the unrealized gain for an unrealized gain, net of tax in the amount of $465,643 (2009 - unrealized loss of $88,479; 2008 - unrealized loss of $19,352).

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

5.             Equipment

January 31, 2010	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$5,926	$4,537	$1,389
Equipment	436	335	101
Vehicles	6,920	2,537	4,383
	$13,282	$7,409	$5,873

January 31, 2009	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$5,926	$4,190	$1,736
Equipment	436	310	126
Vehicles	6,920	1,238	5,682
	$13,282	$5,738	$7,544

6.             Mineral Properties

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2008	$13,997,453	$23,845	$3	$14,021,301

Exploration costs during year:
Assays	138,111	-	-	138,111
Consulting	372,187	-	-	372,187
Drilling	717,177	-	-	717,177
Field supplies and services	10,540	-	-	10,540
Lease payments	141,893	-	-	141,893
Mapping	3,949	-	-	3,949
Taxes, licenses and permits	89,131	-	-	89,131
Water analysis	833	-	-	833
Reclamation	209,791	-	-	209,791

Balance, January 31, 2009	15,681,065	23,845	3	15,704,913

Exploration costs during year:
Assays	2,049	-	-	2,049
Consulting	120,358	-	-	120,358
Lease payments	99,449	-	-	99,449
Taxes, licenses and permits	96,019	5,767	-	101,786
Water analysis	659	-	-	659

Balance, January 31, 2010	$15,999,599	$29,612	$3	$16,029,214

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

6.             Mineral Properties (Continued)

a)	Robertson Property

The Company has certain interests in 803 patented and unpatented lode mining claims located in the Bullion Mining District, Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is comprised of three claim groups known as the Core Claims, the Carve-out Claims and the Ruf Claims.

(i)	Core Claims – 100% interest

The Company holds an undivided interest in 561 patented and unpatented lode mining claims. The Company owns outright 485 of these claims of which 39 unpatented lode claims and two placer claims are owned by the Company’s 98.49% owned subsidiary Marcus.

The remaining 76 claims are leased by the Company as follows:

(a)	June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims which form part of the core area of the Robertson Property.  The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years.

The property is subject to a NSR royalty charge of 3%, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(b)	Blue Ridge Claims

The Company assumed a mineral lease agreement dated March 1, 1992 relating to nine mineral claims which form part of the core area of the Robertson Property. The original lease agreement bears an initial term of 20 years with the possibility to extend the term if the Company is actively exploring, developing or mining the property. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month during the term of the lease.

(c)	Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims which form part of the core area of the Robertson Property. The total purchase price of the claims is US$2,000,000 which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

6.             Mineral Properties (Continued)

a)	Robertson Property (Continued)

(i)	Core Claims – 100% interest (Continued)

(d)	Blue Nugget, Lander Ranch & Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to 9 Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property (Notes 6(a)(iii) and 6(b)). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

(e)	Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the core area of the Robertson Property with an indefinite term.

The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease.

    (ii)      Carve-out Claims – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax an option to purchase a 51% interest in 219 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick Gold Corporation (“Barrick”).

(iii)     Ruf Claims – 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 6(a)(i)(d) and 6(b)) of which the Ruf claims form a portion of the Robertson Property and the Norma/Sass claims constitute the Norma/Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the mineral property expenditure table.

A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

b)	Norma Sass Property

The Company holds a 66.67% interest in the 35 Norma Sass mining claims located in the Bullion Mining District, Lander County, Nevada pursuant to a mineral lease and option-to-purchase agreement (Note 6(a)(i)(d)). The remaining 33.33% interest is held by Levon (Note 6(a)(iii)).

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

6.             Mineral Properties (Continued)

b)	Norma Sass Property (Continued)

By way of an agreement dated September 25, 2008, the Company and Levon granted Barrick an option to acquire a 60% interest in these claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

a)	Incur US$250,000 on or before December 31, 2009 (completed);

b)	Incur US$250,000 on or before December 31, 2010;

c)	Incur US$500,000 on or before December 31, 2011;

d)	Incur US$500,000 on or before December 31, 2012;

e)	Incur US$600,000 on or before December 31, 2013; and

f)	Incur US$900,000 on or before December 31, 2014.

Barrick may earn an additional 10% by incurring an additional US$1,500,000 by December 13, 2015. Barrick may earn an additional 5% by carrying the Company and Levon through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US$6,000,000 and granting them a 2% NSR royalty.

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

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

6.             Mineral Properties (Continued)

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than as disclosed in these consolidated financial statements.

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

7.             Reclamation Deposits

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation deposits that cover the estimated cost to reclaim the ground disturbed. During the year ended January 31, 2010, the Company completed certain reclamation activities in Nevada, thereby as approved by the Bureau the bond was decreased by $8,268 (US$7,905). As at January 31, 2010, the total reclamation deposits were $408,075 (US$382,482) (2009 - $477,550 (US$390,387).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.10% (2009 – 2.11%).

8.             Share Capital

a) Authorized

Unlimited common shares without par value.

b) Issued

During the year ended January 31, 2008, the Company closed a non-brokered private placement of 4,230,000 units at a price of $1.00 per unit, each unit consisting of one common share and one transferable share purchase warrant. Each warrant entitled the investor to purchase one additional share at an exercise price of $1.17 per share for one year.  The proceeds of the private placement have been bifurcated using on the black-scholes method resulting in $3,369,900 recorded as share capital and $860,100 representing the fair value of the warrants recorded as contributed surplus. The fair value of each warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.00%, dividend yield of 0.00%, volatility of 65.77% and an expected life of 1.00 year.

During the year ended January 31, 2008, 20,691 warrants and 135,000 options were exercised for total proceeds of $13,794 and $76,100, respectively. The Company reallocated the fair value of warrants and options in the amounts of $4,593 and $40,840, respectively, from contributed surplus to share capital.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

8.             Share Capital (Continued)

b) Issued (Continued)

During the year ended January 31, 2009, 107,000 stock options were exercised for total proceeds of $59,920. The Company reallocated the fair value of these options previously recorded in the amount of $30,019 from contributed surplus to share capital.

During the year ended January 31, 2010, 523,500 stock options were exercised for total proceeds of $293,160. The Company reallocated the fair value of these options previously recorded in the amount of $147,320 from contributed surplus to share capital.

c) Share Purchase Warrants

During the years ended January 31, 2010 and 2009, there were no warrants issued or exercised.

During the year end January 31, 2009, the expiry date of the warrants issued pursuant to a private placement announced on April 20, 2007 were extended from May 18, 2008 to May 18, 2009.  The aggregate fair value compensation cost of these warrant amendments in the amount of $1,513,500 has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 2.66% and 2.66%, dividend yield of 0.00% and 0.00%, volatility of 71.39% and 127.29% and an expected life of 0.27 years and 1.27 years.

On April 21, 2009, the TSX Venture Exchange granted approval to further extend these warrants to May 18, 2010. As a result of these warrant amendments, the Company recorded an additional aggregate fair value compensation cost in the amount of $703,897 (Note 8(e)), which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 0.80% and 0.80%, dividend yield of 0.00% and 0.00%, volatility of 122.86% and 139.51% and an expected life of 0.08 years and 1.00 year.

As at January 31, 2010 and 2009, the following share purchase warrants were outstanding:

Number of Underlying Shares	Exercise Price	Expiry Date

4,230,000	$1.17	May 18, 2010*

* As at January 31, 2009, these warrants expired on May 18, 2009. Subsequent to January 31, 2010, these warrants expired unexercised (Note 15(d)).

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

8.             Share Capital (Continued)

d) Stock Options

The Company has granted directors, officers, consultants and certain employees stock options. For the year ended January 31, 2010 and 2009, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2008	2,823,000	$1.00
Granted	634,000	$1.09
Exercised	(107,000)	$0.56
Cancelled	(629,000)	$1.11

Balance, January 31, 2009	2,721,000	$1.02
Granted	620,000	$0.76
Exercised	(523,500)	$0.56
Cancelled	(235,000)	$1.09
Expired	(60,000)	$0.56

Balance, January 31, 2010	2,522,500	$1.05

  A summary of stock options outstanding and exercisable as at January 31, 2010 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
622,500	$1.17	0.86	$0.00	December 12, 2010
615,000	$1.29	1.59	$0.00	September 5, 2011
35,000	$0.76	1.95	$0.00	January 13, 2012
550,000	$1.00	2.65	$0.00	September 26, 2012
100,000	$1.00	3.01	$0.00	February 4, 2013
15,000	$1.00	3.25	$0.00	May 1, 2013
585,000	$0.76	4.95	$0.00	January 13, 2015

2,522,500

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

8.             Share Capital (Continued)

d) Stock Options (Continued)

 A summary of stock options outstanding and exercisable as at January 31, 2009 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
559,500	$0.56	0.83	$0.00	December 1, 2009
30,000	$0.56	1.19	$0.00	April 12, 2010
631,500	$1.17	1.86	$0.00	December 12, 2010
690,000	$1.29	2.59	$0.00	September 5, 2011
675,000	$1.00	3.65	$0.00	September 26, 2012
100,000	$1.00	4.04	$0.00	February 4, 2013
35,000	$1.00	4.25	$0.00	May 1, 2013

2,721,000

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants.  Under the terms of the option plan, options issued will not exceed 10% (2009 – 20%) of the issued and outstanding shares from time to time.  The option price under each option is not less than the discounted market price on the grant date.  The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

e) Stock-Based Compensation

Stock-based compensation expense is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2010	2009	2008

Risk-free interest rate	2.39%	3.36%	4.50%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	115.98%	113.72%	92.63%
Expected option life in years	4.83	5.00	5.00
Fair value	$0.54	$0.40	$0.42

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

8.	Share Capital (Continued)

e) Stock-Based Compensation (Continued)

During the year ended January 31, 2010, the Company granted stock options to various employees, consultants and investor relations consultants to purchase up to 620,000 (2009 - 634,000; 2008 - 735,000) common shares at exercise prices of $0.76 per share (2009 - $1.00 and $1.11; 2008 - $1.17) pursuant to the Company’s stock option plan. Of this amount, nil (2009 - 499,000; 2008 - nil) stock options were cancelled prior to vesting due to the termination of an investor relations agreement. The Company expensed stock-based compensation of $334,392 (2009 - $255,763; 2008 - $310,246) for stock options granted to directors, officers, employees and consultants and capitalized $5,545 (2009 - $nil; 2008 - $nil) to mineral properties to reflect the stock options granted to a consultant providing geological services. The amounts expensed were allocated to directors/officers, employees and consultants as follows:

	2010	2009	2008

Directors, officers and employees	$282,772	$24,902	$261,998
Investor relations	-	35,791	33,191
Consultants	51,620	195,070	15,057
Modification of warrants (Note 8(c))	703,897	1,513,500	-
	$1,038,289	$1,769,263	$310,246

f) Earnings (Loss) per Share

The following sets forth the computation of basic and diluted earnings (loss) per share:

	2010	2009	2008

Net income (loss) for the year	$1,711,611	$(3,746,165)	$(1,319,185)
Weighted average number of common shares	25,093,778	24,979,312	23,570,728
Effect of dilutive securities
Warrants (Note 8(c))	-	-	-
Options (Note (8(d))	-	-	-
	25,093,778	24,979,312	23,570,728
Basic and diluted earnings (loss) per share	$0.07	$(0.15)	$(0.06)

All the warrants (Note 8(c)) and options (Note 8(d)) are potentially dilutive in the year ended January 31, 2010, but were not included in the calculation of diluted earnings per share because the average market prices exceed the exercise prices. For the years ended January 31, 2009 and 2008, warrants (Note 8(c)) and options (Note 8(d)), which are potentially dilutive, are excluded from the calculation of diluted loss per share as their impact would be anti-dilutive.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

9.             Related Party Transactions

During the year ended January 31, 2010:

(a)	$30,000 (2009 - $30,000; 2008 - $30,000) was paid for consulting fees to a private company controlled by a director and officer of the Company;

(b)	$75,000 (2009 - $75,000; 2008 - $75,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)	$20,250 (2009 - $30,000; 2008 - $65,000) was paid for management fees to a private company controlled by an officer of the Company;

(d)	$20,250 (2009 - $30,000; 2008 - $nil) was paid for consulting fees to a private company controlled by an officer of a related Company;

(e)
$147,711 (2009 - $186,734; 2008 - $168,983) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(f)	$nil (2009 - $39,526; 2008 - $15,332) was paid for geological consulting services to a private company controlled by a former director of the Company;

(g)	$24,690 (2009 - $35,888; 2008 - $42,661) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

(h)	$18,000 (2009 - $12,000; 2008 - $12,000) was charged for directors’ fees to the Directors’ of the Company; and

(i)	$17,000 (2009 - $nil; 2008 - $nil) in advances payable to related parties relating to directors’ fees outstanding since 2003 was reversed during the year.

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

Advances receivable from related party comprises US$56,277 (2009 - US$52,891) less an allowance for non collection of US$39,113 (2009 - US$39,113).  The advances receivable from related party is from a public company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $14,949 (2009 - $12,288) due to Oniva, $6,000 (2009 - $17,000) due to directors of the Company, $2,073 (2009 - $1,526) due to a private company controlled by a director and officer of the Company and $nil (2009 - $39,270) due to a private company controlled by a former director of the company. Amounts due are without stated terms of interest or repayment.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

10.          Asset Retirement Obligation

The Company’s ARO relates to the reclamation work required by the Bureau to be performed on the Robertson Property. Management has assessed the AROs and the associated liability to be recognized in the current period. During the year ended January 31, 2010, the Company reclassified its ARO from current liabilities to long-term liabilities due to changes in the estimated timing of cash flows. In the prior year, the Company intended to fulfill its obligation in fiscal 2010; however, as the result of planned exploration on the Robertson Property for fiscal 2011, the Company deferred the reclamation work.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its ARO to be approximately US$249,000 (2008 - US$221,000), which is expected to be incurred during 2017 and 2018. The risk-free rate of 2.33% was used to calculate the present value of the ARO. In the prior year, the Company intended to fulfill its obligation in fiscal 2010; therefore, there was no difference between the present value and undiscounted inflation-adjusted value of the obligation. Management will continue to assess the AROs and the associated liability as further information becomes known.

A reconciliation of the ARO is as follows:

	2010	2009
Beginning balance	$270,979	$194,361
Additions	-	33,120
Revision due to estimated timing of cash flows	(12,474)	-
Change in foreign exchange rate	(22,257)	43,498

Ending balance	$236,248	$270,979

11.           Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the year.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

12.           Net Change in Non-Cash Working Capital

	2010	2009	2008

Advances receivable from related party	$(1,455)	$(3,091)	$36,634
Prepaid expenses	1,160	(2,691)	52,477
Interest and other amounts receivable	(3,870)	45,868	(24,611)
Accounts payable and accrued liabilities	1,160	(57,034)	(331,071)
Advances payable to related parties	8,662	(7,212)	18,527
Asset retirement obligation	-	-	(12,816)

	$5,657	$(24,160)	$(260,860)

13.           Income Taxes

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to loss before future income taxes. For the year ended January 31, 2010, the Canadian statutory rate is 29.88% (2009 – 31.50%; 2008 – 33.90%) .

	2010	2009	2008
Income tax recovery at the statutory rate	$337,418	$1,012,053	$236,783
Tax effect of expenses that are not deductible
Mineral properties	213,086	488,956	581,628
Foreign exchange	135,091	(282,097)	190,212
Stock-based compensation	(310,189)	(557,318)	(100,069)
Changes in valuation allowance	2,506,427	(1,299,262)	(1,950,640)
Adjustment due to effective rate attributable to income taxes in other countries	1,967	55,774	15,376
Changes in income tax rates and foreign exchange	(42,945)	48,597	406,000
Net future income tax expense	$2,840,855	$(533,297)	$(620,710)

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

13.           Income Taxes (Continued)

The components of the future income tax assets (liabilities), after applying enacted Canadian rates of 25.00% (2009 – 26.00%) and enacted US rates of 34.00% (2009 – 35.00%) are as follows:

	2010	2009

Future income tax assets
Non-capital loss carry-forwards	$4,403,000	$4,766,000
Investment securities	-	9,000
Other	5,000	9,000
	4,408,000	4,784,000
Less: valuation allowance	(1,636,687)	(4,784,000)
Net future income tax asset	2,771,313	-
Future income tax liability
Investment securities	(59,000)	-
Mineral property interests	(4,399,676)	(4,963,038)
Net future income tax liability	$(1,687,363)	$(4,963,038)

The valuation allowance reflects the Company’s estimate that a portion of the future tax assets, more likely than not, will not be realized.

At January 31, 2010, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $5,581,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2011	$627,000
2015	522,000
2026	1,231,000
2027	1,114,000
2028	900,000
2029	623,000
2030	564,000
$5,581,000

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

13.           Income Taxes (Continued)

At January 31, 2010, the Company had, for US tax purposes, net operating losses aggregating approximately US$8,322,000. The net operating losses are available to offset taxable income earned by the US operations of future years and expire as follows:

2014	$118,000
2015	81,000
2016	130,000
2017	58,000
2018	364,000
2020	99,000
2021	219,000
2022	166,000
2023	596,000
2024	335,000
2025	627,000
2026	513,000
2027	1,284,000
2028	1,648,000
2029	1,498,000
2030	586,000
$8,322,000

14.	Segmented Information

The Company is involved in one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for each of the 2010, 2009 and 2008 fiscal years. All operating losses for 2010, 2009 and 2008 are as a result of Canadian head office costs. Costs of US operations are capitalized to mineral properties. The assets of the Company are geographically segmented as follows:

January 31, 2010	Canada	US	Total
Current assets	$709,641	$27,796	$737,437
Investment securities	610,967	-	610,967
Equipment	1,490	4,383	5,873
Mineral properties	-	16,029,214	16,029,214
Reclamation deposits	-	408,075	408,075
	$1,322,098	$16,469,468	$17,791,566

January 31, 2009	Canada	US	Total
Current assets	$1,331,702	$33,114	$1,364,816
Investment securities	78,803	-	78,803
Equipment	1,862	5,682	7,544
Mineral properties	-	15,704,913	15,704,913
Reclamation deposits	-	477,550	477,550
	$1,412,367	$16,221,259	$17,633,626

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

15.           Subsequent Events

Subsequent to January 31, 2010:

a)
The Company closed the first tranche of a non-brokered private placement for gross proceeds of $2,884,816 from the issuance of 5,245,120 units at a price of $0.55 per unit. Each unit is comprised of one common share and one non-transferrable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.75 for a term of two years until April 1, 2012. The Company paid total finders’ fees of $239,517 and issued 415,427 finders’ warrants to individuals and brokers assisting in the financing. Each finders’ warrant entitles the finder to purchase one common share at a price of $0.75 for a term of one year until April 1, 2011.

b)
The Company closed the second and final tranche of a non-brokered private placement for gross proceeds of $965,250 from the issuance of 1,755,000 units at a price of $0.55 per unit. Each unit is comprised of one common share and one non-transferrable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for a term of two years until April 23, 2012. The Company paid total finders’ fees of $28,325 and issued 19,000 finders’ warrants to individuals and brokers assisting in the financing.  Each finders’ warrant entitles the finder to purchase one common share at a price of $0.75 for a term of one year until April 23, 2011.

c)
The Company entered an agreement dated April 1, 2010 for consulting services for a term of one year for $18,150 plus GST/HST payable in advance. The Company also granted the consultant 33,000 options exercisable for one common share at a price of $0.75 for a term of one year until April 1, 2011.

d)	On May 18, 2010, 4,230 000 warrants expired unexercised.

16.	Differences between Canadian and United States GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which in most respects conform to US GAAP. There are certain material differences between Canadian and US GAAP.

Mineral Properties

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held.  Under US GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred (see Note 6) and, accordingly, there would be no differences giving rise to the related future income tax liability and the corresponding foreign exchange gain (loss) on the future income tax liability would not be recorded.

Non-Controlling Interest

The Company has not yet adopted Section 1602, “Non-Controlling Interests”, for Canadian financial reporting purposes; as such, non-controlling interests for Canadian financial reporting purposes is not disclosed as a component of equity. Under US GAAP, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and, accordingly, the non-controlling interest as reported in the balance sheet would be reclassified to shareholders’ equity under US GAAP.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)

Stock-Based Compensation Expense

Canadian GAAP and US GAAP both have the same policy of recording compensation expense for the estimated fair value of stock options granted except in accordance with US GAAP, Accounting Standards Codification (“ASC”) 718 (formerly FAS 123R) (“ASC 718”) requires the Company to estimate expected forfeiture rates at the grant date.  The Company adopted the policy of fair value accounting for stock options under US GAAP, ASC 718, a year earlier than it adopted the policy for Canadian GAAP, and during the one year difference in policy treatment, the Company did not record a stock-based compensation charge of $60,000 under Canadian GAAP.  Therefore, there is a permanent adjustment of $60,000 to deficit when reconciling Canadian GAAP to US GAAP.

ASC 718 was adopted effective February 1, 2007, under the modified prospective method of adoption.  Forfeitures are estimated under ASC 718 for options that are not fully vested upon granting.  Therefore, the adoption of this standard has no effect on the consolidated financial statements.

For US GAAP purposes, stock-based compensation would be included as part of the directors’ fees and a portion would be allocated to salaries and benefits in the consolidated statements of operations and comprehensive loss.

Derivatives

The Financial Accounting Standards Board (“FASB”) issued new accounting standards related to disclosures about derivative instruments and hedging activities, which revises the disclosure requirements for derivative instruments and hedging activities. The new standard is effective for the Company on February 1, 2009. This standard had no impact on the consolidated financial statements.

Cumulative Development Stage Reporting

The Company is not required and has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company. US GAAP requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flows plus annual summaries of each component of shareholders’ equity since inception. Under Canadian GAAP, reporting of this information is not required. Had the consolidated financial statements been prepared in accordance with US GAAP, such information would have been disclosed.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)

a)	Reconciliation of Consolidated Balance Sheet Items

The impact of these differences would be as follows:

(i)  Reconciliation of total assets, liabilities and non-controlling interest

	2010	2009
Consolidated balance sheets
Total assets, Canadian GAAP	$17,791,566	$17,633,626
Capitalized mineral property expenditures	(14,718,069)	(14,393,768)
Total assets, US GAAP	$3,073,497	$3,239,858

Total liabilities, Canadian GAAP	$2,012,127	$5,368,435
Future income tax liability	(1,370,640)	(4,610,376)
Total liabilities, US GAAP	$641,487	$758,059

Non-controlling interest, Canadian GAAP	$10,320	$10,320
Reclassification of non-controlling interest to shareholders’ equity	(10,320)	(10,320)
Total non-controlling interest, US GAAP	$-	$-

(ii)           Reconciliation of shareholders’ equity

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

	2010	2009
Consolidated statements of shareholders’ equity

Share capital, Canadian and US GAAP	$40,742,124	$40,301,644

Contributed surplus, Canadian GAAP	5,857,421	4,960,907
Stock-based compensation expense	60,000	60,000

Contributed surplus, US GAAP	5,917,421	5,020,907

Accumulated other comprehensive income, Canadian and US GAAP	425,695	(39,948)

Non-controlling interest, Canadian GAAP	-	-
Reclassification of non-controlling interest to shareholders’ equity	10,320	10,320

Non-controlling interest, US GAAP	10,320	10,320

Deficit, end of year, Canadian GAAP	(31,256,121)	(32,967,732)
Stock-based compensation expense	(60,000)	(60,000)
Deferred exploration expenditures, net	(14,718,069)	(14,393,768)
Future income taxes	1,370,640	4,610,376
Deficit, end of year, US GAAP	(44,663,550)	(42,811,124)
Total shareholders’ equity, US GAAP	$2,432,010	$2,481,799

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)

b) Reconciliation of Consolidated Statement of Operations Items

	2010	2009	2008
Consolidated statements of operations
Income (loss) for year, Canadian GAAP	$1,711,611	$(3,746,165)	$(1,319,185)
Deferred exploration expenditures	(324,301)	(1,683,613)	(2,006,961)
Future income taxes	(2,774,334)	533,297	620,710
Foreign exchange gain (loss)	(465,402)	866,933	(553,133)
Net loss for the year, US GAAP	(1,852,426)	(4,029,548)	(3,258,569)
Unrealized gain (loss) on investments, Canadian and US GAAP	465,643	(88,479)	(19,352)
Net comprehensive loss, US GAAP	$(1,386,783)	$(4,118,027)	$(3,277,921)
Loss per share, US GAAP – Basic and diluted	$(0.06)	$(0.16)	$(0.14)

c) Reconciliation of Consolidated Statements of Cash Flows

	2010	2009	2008
Consolidated statements of cash flows
Cash used in operating activities per Canadian GAAP	$(574,119)	$(557,733)	$(1,201,641)
Mineral properties expenditures	(357,480)	(1,609,696)	(1,815,398)
Cash flows used in operating activities per US GAAP	$(931,599)	$(2,167,429)	$(3,017,039)

Cash used in investing activities under Canadian GAAP	$(349,212)	$(1,774,063)	$(2,061,875)
Mineral properties expenditures	357,480	1,609,696	1,815,398
Cash provided by (used in) investing activities under US GAAP	$8,268	$(164,367)	$(246,477)

d) Recently Adopted Accounting Standards

(i)
In June 2009, the FASB issued new guidance, which is now part of ASC 105-10 (formerly Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (“SFAS 168”)). SFAS 168 replaces FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles", and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. The Codification only had the effect of amending US GAAP references to authoritative accounting guidance in the Company’s consolidated financial statements.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)

d) Recently Adopted Accounting Standards (Continued)

(ii)
In December 2007, the FASB issued guidance which is now part of ASC 810-10, “Non-Controlling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51” (formerly SFAS 160, “Non-Controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”). This guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent’s ownership of a non-controlling interest, calculation and disclosure of the consolidated net income attributable to the parent and the non-controlling interest, changes in a parent’s ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained non-controlling equity investment. This standard had no impact on the Company’s consolidated financial statements.

(iii)
In December 2007, the FASB issued amendments to ASC 805, “Business Combinations” (“ASC 805”) (formerly SFAS 141R), which established principles and requirements for the acquirer of a business to recognize and measure in its financial statements the identifiable assets (including in-process research and development and defensive assets) acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The amendments to ASC 805 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Prior to the adoption of ASC 805, in-process research and development costs were immediately expensed and acquisition costs were capitalized. Under ASC 805 all acquisition costs are expensed as incurred. The standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. In April 2009, the FASB updated ASC 805 to amend the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. This update also eliminates the distinction between contractual and non-contractual contingencies. This standard had no impact on the Company’s consolidated financial statements.

(iv)
In April 2009, the FASB issued guidance which is now part of ASC 825-10, “Financial Instruments” (formerly Financial Staff Position SFAS 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (SFAS 107-1 and APB 28-1)). This statement amends FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments”, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The statement also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in all interim financial statements. This statement is effective for interim periods ending after June 15, 2009. This standard had no impact on the Company’s consolidated financial statements.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)

d) Recently Adopted Accounting Standards (Continued)

(v)
In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of ASC 855-10, “Subsequent Events” (formerly, SFAS No. 165, “Subsequent Events”) is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued, but it also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The new guidance defines two types of subsequent events: “recognized subsequent events” and “non-recognized subsequent events.” Recognized subsequent events provide additional evidence about conditions that existed at the balance sheet date and must be reflected in the company’s financial statements. Non-recognized subsequent events provide evidence about conditions that arose after the balance sheet date and are not reflected in the financial statements of a company. Certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009.

(vi)
In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. This standard had no impact on the Company’s consolidated financial statements.

(vii)
In June 2009, the FASB issued new guidance which is now part of ASC 860 (formerly SFAS No. 166), “Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009. This standard is not expected to impact the Company’s consolidated financial statements.

(viii)
In June 2009, the FASB issued new guidance which is now part of ASC 810 (formerly SFAS No.167), “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. SFAS 167 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. This standard is not expected to impact the Company’s consolidated financial statements.

16.	Differences between Canadian and United States GAAP (Continued)

d) Recently Adopted Accounting Standards (Continued)

(ix)
In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). This update provides amendments to Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosure”, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This standard is not expected to impact the Company’s consolidated financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: August 13, 2010	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

Exhibit Index

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2.	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*
____________________
*  Previously filed.