Form 20-F
period 2011-01-31
CORAL GOLD RESOURCES, LTD.
filed 2011-08-15
CIK 813639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2011

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

570 Granville Street, Suite 900 Vancouver, British Columbia V6C 3P1, Canada
(Address of principal executive offices)

David Wolfin, Tel: 604 682-3701, Email: dwolfin@coralgold.com
570 Granville Street, Suite 900 Vancouver, British Columbia V6C 3P1, Canada
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

There were 32,949,391 common shares, without par value, issued and outstanding as of January 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes  ☒No

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
Large Accelerated File ☐                                                     Accelerated Filer ☐                                           Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                                 International Financial Reporting Standards as issued                                                                                                Other ☒
          by the International Accounting Standards Board    ☐

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
 Yes ☐ No ☐

INTRODUCTION

In this Annual Report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the “Company”, “we”, “our” or “us” refers to Coral Gold Resources Ltd.

We were organized under the Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Carol Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and to Coral Gold Corp. on September 9, 1987.  On September 14, 2004, we changed our name to Coral Gold Resources Ltd. in conjunction with a 10 to 1 share consolidation.  The principal executive office of the Company is located at 570 Granville Street, Suite 900, Vancouver, British Columbia, V6C 3P1, and its telephone number is 604-682-3701.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including those appearing under Item 5, constitute “forward-looking statements”, including, without limitation, those concerning the economic outlook for the mining industry, expectations regarding mineral prices, production, cash costs and other operating results, growth prospects and outlook of the Company’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of the Company’s exploration and production projects, the Company’s liquidity and capital resources and capital expenditure, the outcome and consequences of any potential or pending litigation or regulatory proceedings, and the Company’s plan to conduct drilling operations. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf.  Such statements are generally identifiable by the terminology used such as “plans”, “expects”, “estimates”, “budgets”, “intends”, “anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may”, or other similar words.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATE OF MEASURE AND INDICATED MINERAL RESOURCES

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”) applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, information contained in this annual report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular, this annual report on Form 20-F includes the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 (“NI 43-101”). U.S. Investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves. However, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as an “indicated mineral resource,” “measured mineral resource” or “inferred mineral resource” will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.           Selected Financial Data

The selected historical financial information presented in the table below for each year ended January 31, 2011, 2010, 2009, 2008, and 2007, is derived from the audited consolidated financial statements of the Company.  The audited consolidated financial statements and notes for each year ended January 31, 2011, 2010, and 2009 are included in this Annual Report.  The selected historical financial information for each year ended January 31, 2008 and 2007 presented in the table below are derived from financial statements of the Company that are not included in this Annual Report.  The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

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

	Year Ended January 31,
Canadian GAAP	2011	2010	2009	2008	2007
Operations
Revenue	$-	$-	$-	$-	$-
Expense
General and Administrative	1,271,786	1,613,713	2,516,862	1,359,172	1,983,965
Net Income (loss)	(1,225,380)	1,711,611	(3,746,165)	(1,319,185)	(2,528,614)
Net Earnings (loss) Per Share	(0.04)	0.07	(0.15)	(0.06)	(0.13)

Weighted Average Number of Shares Outstanding	31,294,001	25,093,778	24,979,312	23,570,728	19,857,210

	As at January 31,
Balance Sheet	2011	2010	2009	2008	2007
Working Capital	$2,598,318	$648,921	$959,419	$3,322,447	$2,196,772
Total Assets	21,801,905	17,791,566	17,633,626	18,185,688	14,892,422
Liabilities	2,172,072	2,022,447	5,378,755	3,925,356	3,991,576
Shareholders’ Equity	19,629,833	15,769,119	12,254,871	14,260,332	10,900,846

US GAAP	Year Ended January 31,
	2011	2010	2009	2008	2007
Operations
Revenue	$-	$-	$-	$-	$-
Income (loss) for year under Canadian GAAP	(1,225,380)	1,711,611	(3,746,165)	(1,319,185)	(2,528,614)
Adjustments:
Deferred exploration expenditures	(1,150,699)	(324,301)	(1,683,613)	(2,006,961)	(1,646,060)
Future income taxes	162,143	(2,774,334)	533,297	620,710	479,270
Foreign exchange gain (loss)	(85,959)	(465,402)	866,933	(553,133)	89,877
Net loss for the year under US GAAP	(2,299,895)	(1,852,426)	(4,029,548)	(3,258,569)	(3,605,527)
Unrealized gain (loss) on investment securities	636,626	465,643	(88,479)	(19,352)	76,693
Comprehensive loss for the year per US GAAP	(1,663,269)	(1,386,783)	(4,118,027)	(3,277,921)	(3,528,834)
Loss per share under US GAAP	(0.08)	(0.06)	(0.16)	(0.14)	(0.18)

	As at January 31,
Balance Sheet	2011	2010	2009	2008	2007
Total assets under Canadian GAAP	$21,801,905	$17,791,566	$17,633,626	$18,185,688	$14,892,442
Adjustments	(15,868,768)	(14,718,069)	(14,393,768)	(12,710,156)	(10,635,312)
Total assets under US GAAP	5,933,137	3,073,497	3,239,858	5,475,532	4,257,110

Total shareholders’ equity under Canadian GAAP	19,629,833	15,769,119	12,254,871	14,260,332	10,900,846
Adjustments	(14,411,624)	(13,337,109)	(9,773,072)	(9,489,690)	(7,482,423)
Total shareholders’ equity under US GAAP	5,218,209	2,432,010	2,481,799	4,770,642	3,418,423

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2007	1.1358	1.1792	1.1824	1.0990
2008	1.0603	1.0022	1.1853	0.9170
2009	1.0849	1.2364	1.2969	0.9719
2010	1.1272	1.0650	1.3000	1.0251
2011	1.0260	1.0022	1.0778	0.9862

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate.  As of August 12, 2011, the exchange rate was CDN$0.9879 for each US$1.

Month	High	Low
February 2011	0.9955	0.9739
March 2011	0.9918	0.9686
April 2011	0.9691	0.9486
May 2011	0.9809	0.9486
June 2011	0.9861	0.9643
July 2011	0.9668	0.9449

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

Uncertainty of exploration and development programs. The Company’s results of operations is significantly affected by the costs and results of its exploration and development programs. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful.  Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

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

Volatility of share price.  In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.  During the 2011 fiscal year, the Company’s common share price fluctuated on the TSX-V between a low of $0.28 and a high of $0.97.  Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

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

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar.  The Company’s offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company’s currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange gain of $94,948 in fiscal 2011.  The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk.  Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

The Company has incurred net losses since its inception and expect losses to continue.  The Company has not been profitable since its inception. For the fiscal year ended January 31, 2011, the Company had a net loss of $1,225,380 and an accumulated deficit on January 31, 2011 of $32,481,501.  As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

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

A.           History and Development of the Company

The Company was incorporated under the Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Carol Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and to Coral Gold Corp. on September 9, 1987.  On September 14, 2004, the Company changed its name to Coral Gold Resources Ltd in conjunction with a 10 to 1 share consolidation.  On July 17, 2007, the shareholders of the Company amended the share structure by subdividing the Company’s issued share capital of 8,267,360 common shares into 24,802,080 common shares, every one common share being subdivided into three common shares. On July 15, 2004, the Company transitioned to the British Columbia Business Corporations Act. The principal executive office of the Company is located at 570 Granville Street, Suite 900, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

The Company is a natural resource company primarily engaged in the exploration and development of natural resource properties.  Its principal business activities have been the exploration of certain mineral properties located in the States of Nevada and California in the United States. Since fiscal 2009, the Company has spent $3,116,270 on mineral property acquisition and exploration expenditures on its properties in the State of Nevada.  The properties comprise of four separate claim groups known as: (i) the Core Claims; (ii) the Carve Out Claims, (iii) the Norma Sass and (iv) the Ruf Claims.

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

The Company’s primary focus has been on the Robertson Mining Claims, in Nevada, United States.

Robertson Mining Claims, Nevada, U.S.A.

The Robertson Mining Claims are located in Crescent Valley, Nevada on the western flanks of the Shoshone Range, 28 miles to the southeast of Battle Mountain, Nevada, which lies approximately 230 miles northeast of Reno, Nevada.  The Robertson Mining Claims comprise approximately 11,000 acres in the Bullion Mining District, Lander County, Nevada, and currently include 803 unpatented and patented lode and placer mining claims.  The Robertson Mining Claims comprise three separate claim groups known as: (i) the Core Claims; (ii) the Carve Out Claims, and (iii) the Norma Sass and Ruf Claims as described more particularly below.

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

(i)           Robertson Property

The Robertson Property is the subject of three technical reports dated January 15, 2004, April 25, 2006 and January 27, 2008. The first two technical reports were prepared by Robert McCusker, P.Geol. in accordance with NI 43-101 (“McCusker Reports”). The third and most recent report was prepared by Beacon Hill Consultants (1988) Ltd. (“Beacon Hill”) of Vancouver, British Columbia (the “Beacon Hill Report”). The zones included in the Beacon Hill Report estimate are located within the Robertson’s Core claims only. The Company’s other Claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Carve Out (Excluded) claims (joint ventured with Cortez Gold Mines (“Cortez”), a joint venture owned by Barrick Gold Corporation), were not part of the estimate.

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

Approximately 76 of the 485 of the claims that comprise the Robertson Property are controlled by the Company through 6 mining leases and option agreements. The Core Claims held by the Company under lease or option agreements require minimum advance royalty payments and production royalties in the event of production.  Total annual payments for the various leases and minimum advance royalties are approximately US$86,000.

A summary compilation of the terms of these agreements are presented in the table below:

Mining Lease and Option Agreements

Company/Date	Number of Claims	Option Payment	Production Royalty	`	Advance Royalty Payment

Core: Tenabo Gold Mining Co. Nov. 30, 1975	13	$2M	8% NSR		$12,000/yr

Northern Nevada Au, Inc. Sept. 30, 1986	12	$ -	4% GSR		$9,600/yr

Albany Gold Corp. (Geomex)	All	$1.25M	3% NSR		Nil

Other Areas: Mauzy, et al Apr. 21, 1989	36	$1.5M	2% NSR		$18,000/yr

Jay and Grace Wintle	9	$ -	5% GSR		$21,600/yr

Filippini/Breckon (June Claims)	6	$1M	3% NSR		$25,000/yr

Annual federal rental fees of US$106,553, payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2011-2012 assessment year.

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

During 1966 through 1970, a number of companies explored the district in search of porphyry copper-style mineralization.  In 1968, while drilling a series of shallow rotary holes near the Gold Pan mine, Superior Oil discovered a small, but relatively high-grade zone of gold at shallow depths in what is now known as the Gold Pan zone; however, with additional drilling, Superior Oil lost interest in the district.  They were followed by a number of mining companies, including Placer Development (1974-75), Teck Corporation (1977), Aaron Mining Ltd. (1975-86), and E & B Exploration Ltd. (1980-81), all of which sporadically explored the Tenabo area with limited success.

Modern open pit mining and heap leaching began in 1974, when Aaron Mining Ltd. (“Aaron”), initiated a pilot leach operation on the Robertson Property. From 1978 through 1980, Aaron expanded its leaching operations and continued exploration and acquiring claims in the district.

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

During 1986 through 1989, the Company completed approximately 380 reverse circulation drill holes and seven diamond drill holes, totaling about 109,377 feet.  Much of this drilling was focused in four resources areas: Gold Pan, Gold Quartz, Gold Quartz extension (also called Gold Quartz West) and the Triplet Gulch areas.  The purpose of this drilling was to determine the limits and continuity of mineralization within these zones.  Nearly all of the reverse circulation holes were drilled vertically to an average depth of about 300 feet.

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

During the fiscal year ended January 31, 1999, the Company entered into an option agreement dated October 8, 1998 (the “Option Agreement”), with Placer Dome U.S. Inc. (“Placer”), which was later assigned by Placer to Cortez.  Under the agreement, Cortez could earn a 70% interest in the Robertson Property by producing a bankable feasibility study.  The focus of Cortez’s exploration was to expand the 39A zone and test a number of outlying targets.  During 1999, Cortez completed 46 reverse circulation drill holes and a single flood rotary hole, totaling 57,000 feet.  Of the 13 holes directed at expanding the 39A zone, only two holes, 99401 and 99413, encountered significant mineralization.  This drilling program did little to expand the resource.  Of the remaining holes drilled by Cortez, only two holes (99406 and 99419) encountered significant mineralization.  Both holes were designed to offset and/or follow up existing drill intersections and surface gold anomalies.

After completing this drilling program, Cortez declared its interest in renegotiating the terms of the Option Agreement with the Company. When the Company declined, Cortez terminated the Option Agreement on December 30, 1999, and did not earn an interest in the Robertson Property.

Effective December 30, 1999, pursuant to the terms of the Option Agreement, Cortez elected to terminate the Option Agreement.  This required the Company to post its own security for the reclamation bond for the Robertson Property and obtain a full release of Placer’s guarantee of the original reclamation bond.  In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Property to reduce its US$2,000,000 reclamation bond that Placer had guaranteed for the Company.  The Company was able to obtain a release of Placer’s guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond.  The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash.  In fiscal year ended 2006, with more reclamation work having been completed and accounted for, the reclamation bond was further reduced to US$228,205.  In fiscal year ended 2007, with further drilling activities being proposed and performed, the required reclamation bond was increased to US$282,268.  In fiscal year ended 2008, additional planned exploration activities in Nevada were approved and the required reclamation bond was increased to US$319,400 and then again in fiscal year ended 2009 up to US$389,387. As at January 31, 2011, the total reclamation deposits were $382,200 (US$381,628).

During 2004 and 2005, the Company conducted three drilling programs consisting of 32 reverse circulation holes totaling 24,020 feet on the Robertson Property.  The focus of this exploration was to expand and further define the 39A Zone, test the “deep” Gold Pan Zone for extensions of the 39A Zone and offset previous ore-grade intersections in the “distal target area”.

A report entitled “Update of the Geological Report on the Robertson Property” April 25, 2006 on gold resources at its Robertson was submitted by Robert McCusker, Consulting Geologist, a “qualified person” in accordance with the requirements of National Instrument 43-101 implemented by the Canadian Securities Administration (“NI 43-101”).

During fiscal 2006, the Company completed a major drilling program on the Robertson Property. Drilling was completed in two phases. The drilling program totaled 35,615 feet of reverse circulation drilling in 46 holes. Depths ranged from 450 feet to 1,500 feet. Due to the relatively flat-lying nature of mineralization at Robertson, all holes were drilled vertically.  Phase I consisted of 14 reverse circulation (RC) drill holes, CR06-2 through CR06-15, totaling 11,355 feet which were completed in the immediate vicinity of the existing 39A Zone indicated mineral resource. Phase II consisted of 32 RC holes, CR06-16 through CR06-48A, totaling 24,260 feet which were completed in (1) the Distal Zone; (2) on the northeast flank of Altenburg Hill; (3) in the gravel-covered area between the Altenburg Hill and the Porphyry Zone mineral resource; and (4) along a northeast-striking structural zone in the Porphyry Zone. Drilling operations during Phase I and Phase II drilling were directly supervised by Robert McCusker, Consulting Geologist and “qualified person” pursuant to NI 43-101.

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

Follow up mapping, rock sampling and infill gravity surveys in 2008 lead to the Company’s identification of a new lower plate target zone that extends from the Company’s deep hole, 2 km to the south.  The West Deep Carlin-type target adds significant discovery potential to the Robertson Property for a world-class gold deposit.  The target zone lies north of the Pipeline Mine open pit along a projected mineralized fault and fracture system that controls gold within that deposit.  Considerably more drilling on the Robertson West Deep target is warranted.  The Company continues to seek joint venture partners for a proposed deep drilling program to follow up the results from the 2007 drilling program.

In February 2008, the Company received the NI 43-101 compliant Mineral Resource Estimate for the Robertson Property, Lander County, Nevada report dated January 27, 2008, prepared by Beacon Hill, Robert McCusker and Jasman Yee  (updated in October 2009). The original estimate, based on a gold price of US$600 per ounce in 2008, raised the Robertson Property inferred mineral resource to 91.2 million tons with an average grade of 0.0253 oz Au/ton containing over 2.3 million ounces of gold, an increase of 110% over the previous NI 43-101 estimate from April 2006 (22.9 million tons averaging 0.031 oz Au/ton of measured and indicated mineral resources and 9.4 million tons at 0.046 oz Au/ton of inferred mineral resources). In October 2009, it was decided that US$850 per ounce should be used to more accurately represent the resources that may be reasonably expected to be extracted. Based on this lower gold cut-off value of 0.0106 oz Au/ton, the inferred mineral resources at Robertson increased to 178.9 million tons at a grade of 0.0189 oz Au/ton and containing 3.4 million ounces, which is a 47% increase over the figure reported in the 2008 report.

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

Phase II: would consist of 21 diamond core holes (HQ diameter) ranging from 300 feet to 1,000 feet-deep and totaling 11,900 feet. The purpose of core drilling is to provide geological data on the controls of mineralization, acquire geotechnical data (RQD and specific gravity), confirm grade and continuity and provide material for metallurgical testing. Drilling has been recommended as follows:

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

In 2008, the Company entered into a contract for 37,600 feet of reverse circulation drilling on Robertson Property. The agreement, signed with Lang Exploratory Drilling of Salt Lake City, Utah, began in April following permit approval from the BLM.  Robert McCusker,  Consulting Geologist, supervised the drill program as a “qualified person” for NI 43-101.

In September 2008, the Company completed its reverse circulation drilling program at Robertson.  The program totaled 22,835 feet of drilling in 33 vertical holes which ranged in depth from 500 to 1200 feet.  The holes were located on the Altenburg Hill, South Porphyry, 39A and Distal zones in order to increase the gold resource in these zones.

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

In February 2010, the Company announced a US$1.5 million plan and budget aimed at advancing the Robertson Property towards a Preliminary Economic Assessment Report (“PEA”). The program consisted of 36 diamond core and 22 reverse circulation holes along with metallurgical test work. In addition, the plan focused on upgrading near-surface oxide resources in the Gold Pan, Altenburg Hill and Porphyry zones to the measured and indicated categories. The metallurgical test work was designed to help establish the suitability of the oxide mineralization in those zones for heap leaching.

In April 2010, SRK Consulting (US) Inc. (“SRK Consulting”), the Company’s environmental compliance and permitting consultants, submitted an amended Plan of Operation (“APO”) to the U.S. Bureau of Land Management (“BLM”) and the Nevada Department of Environmental Protection (“NDEP”) to allow the Company to carry out its 2010 work plan. A setback occurred when the BLM declined the drilling permit application because the Company’s existing Environmental Assessment (“EA”) was out of date. The BLM suggested that the APO be withdrawn and to revert back to a previous Plan of Operation from 2007 that allowed drilling on certain areas of the property without any amendments. In June 2010, the APO was withdrawn. SRK Consulting was immediately commissioned to commence work on the new EA.

Despite the permitting setback, 12 RC holes at Triplet Gulch that were previously permitted under the 2007 APO were drilled in 2010.

A limited diamond drilling program at the Gold Pan and Altenburg Hill zones was also permitted under the 2007 APO. A program totaling 6,700 feet was conducted that represents the first phase of the diamond core drill program announced in the company’s 2010 work plan and budget. The program was designed to verify the 2008 RC drilling assay results and provide material for metallurgical test work. The Gold Pan, Altenburg Hill and Porphyry zones represent near surface resources that could potentially be developed as an open pit/heap leach operation. Past metallurgical testing of Porphyry Zone mineralization returned favorable gold recoveries from the oxide material.

Beacon Hill is currently updating the geostatistical computer block model by incorporating results from the 2008 reverse circulation drilling.  The program of drilling and metallurgical test work planned for 2010 was designed in consultation with Beacon Hill and is intended to increase confidence and develop greater continuity and potentially move part of the current inferred resource into the measured and indicated categories.

In January 2011, the Company announced that the metallurgical test program on the 15 core holes drilled on the Altenburg Hill and Gold Pan zones last year, during the period from September 2010 to December 2010, is now underway. McLelland Laboratories Inc. of Reno Nevada is conducting column and bottle roll leach tests to determine the leachibility of the two gold zones.  Also, Beacon Hill has started their Preliminary Economic Assessment of the gold resources at Robertson.

Reclamation Activities

The Company spent approximately $12,750 on reclamation and maintenance in fiscal 2011, reclaiming past mining and exploration related disturbances to public lands as required by the BLM and the NDEP.

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

In addition the Company authorized SRK Consulting to prepare:

(a) Comprehensive Permit, List and Schedules (a diary of permitting requirements); and

(b) memo of existing reclamation status and planning for further reclamation.

As at January 31, 2011 and 2010, the Company has a reclamation deposit of US$381,628 as required by the BLM.

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

In March 2003, on behalf of the Company, SRK Consulting submitted a final plan for permanent closure with the BLM and NDEP.  The closure plan was approved by both agencies.  As a result of this work, during 2004 the BLM lowered the bonding requirements to $226,205.  The Company currently maintains a required performance bond with the Nevada State Office of the BLM in the amount of US$381,628.  The Company is working with the BLM and the United States Department of Interior in efforts to further reduce the bond.

Permitting

In 2002, the Company submitted and was granted a five year renewal of Water Pollution Control Permit (NEV60035) by the NDEP for the Robertson Property.  This permit is now renewed annually and reports are submitted quarterly. In addition, the Company has a Stormwater Pollution Control Permit which is also renewed annually.

The Company continues to conduct reclamation and exploration activities under a Plan of Operation (NV067688) approved in 1989 by the BLM. The Plan of Operation was updated in 2007. In April 2010, SRK Consulting, submitted an APO to the BLM and NDEP to allow the Company to carry out its 2010 work plan. A setback occurred when the BLM declined the drilling permit application because the Company’s existing EA was out of date. The BLM suggested that the APO be withdrawn and to revert back to a previous Plan of Operations from 2007 that allowed drilling on certain areas of the property without any amendments. In June 2010, the APO was withdrawn. SRK Consulting was immediately commissioned to commence work on the new EA.

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

In October 2009, the Company received the revised resources for the Robertson Property from Beacon Hill utilizing lower cut-off grades to reflect the positive movement in the price of gold over the last three years. These revised values are based on the NI 43-101 Technical Report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill in January 2008. The original estimate was based on a gold price of US$600 per ounce, a conservative estimate of gold prices in 2007. The 2008 report estimated the inferred mineral resources for the Robertson property to be 91.2 million tons averaging 0.0253 oz Au/ton and containing over 2.3 million ounces of gold. Gold prices over the last three years have been significantly higher than US$600.  Based on more reasonable gold prices and to more closely reflect the rolling average gold price for the preceding three years, it was decided that a price of US$850 per ounce should be used. Based on a gold cut-off value of 0.0106 oz Au/ton, the inferred mineral resource at Robertson increased to 178.9 million tons averaging 0.0189 oz Au/ton and containing nearly 3.4 million ounces, a 47% increase over the figure reported in 2008.  It should be noted that operating costs used to calculate the new cut-off grade may not accurately reflect actual operating costs and could adversely affect the resource estimate.

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

The Company currently owns a 66.6% interest in the Norma Sass and Ruf Claims, after an option agreement with Levon was amended on October 3, 2002 transferring to Levon a 33.3% interest in the Norma Sass and Ruf Claims.  Levon is a British Columbia company also engaged in the exploration of precious minerals and has three directors in common to the Company.

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

In September 2008, the Company entered into an exploration, development and mine operating agreement with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick granted the option to acquire up to a 75% interest in the Company’s and Levon interests in the Norma Sass Property, Nevada.

In May 2009, Barrick announced plans to do target delineation work in the second quarter followed by deep drilling in the third quarter on the Norma Sass property.

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

On November 3, 2010, Barrick notified the Company that it had terminated its option on the Norma Sass property. The Company continues to keep claims in good standing.

(iv)           June Claims

In 2008, the Company announced completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property.  The agreement is for an initial term of four years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years.  The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000 upon notice to the Lessors.  No further work on the June Claims is proposed at this time.

(v)           JDN Claims, Nevada, U.S.A. (formerly known as the JD Mining Claim)

On December 16, 1986, the Company acquired six mining claims on 550 acres of land near Crescent Valley (Lander County), Nevada for US$10,000.  Several claims were added in 1987 (from the JD Group).  The JDNN claims consisting of 27 potential lode mining claims totaling 560 acres are a re-staking of the original JD claims. The JDN Claims are located approximately three miles north of the Robertson Mining Claims.  In 1987, geological mapping was conducted.  In fiscal year 1994, the Company optioned a 50% interest in the JDN claims to Mill Bay Ventures Inc., formerly First International Metals Corp., referred to as “Mill Bay”, a company with two directors in common to the Company, for $10,000 and an initial installment of 50,000 common shares of Mill Bay.  On February 5, 1997, Mill Bay exercised the option by issuing to the Company an additional 50,000 common shares and completion of specified exploration work.

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

(vi)           Eagle Claims, Nevada, U.S.A.

The Eagle Claims consist of 45 lode mineral claims, and are located at Corral Canyon, in Lander County, Nevada, approximately 16 kilometers north-northwest of Placer’s Cortez gold mine and comprise a total of approximately 646 acres.  The Eagle Claims are approximately three miles west of Crescent Valley, Nevada, and approximately 18 miles southeast of Battle Mountain, Nevada.  Access to the Eagle Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 90 kilometers and then an additional 13 kilometers on a gravel access road from the community of Crescent Valley.  A four-wheel drive vehicle is usually necessary to access all roads on the property.

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

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5.Operating and Financial Review and Prospects

The following discussion and analysis of the operations, results and financial position of the Company for the years ended January 31, 2011, 2010 and 2009 should be read in conjunction with the January 31, 2011 Consolidated Financial Statements and the notes thereto.

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

A. Results of Operations

Twelve months ended January 31, 2011 compared with the twelve months ended January 31, 2010

General and Administrative Expenses

General and administrative expenses totaled $1,271,786 for the year ended January 31, 2011 compared with $1,613,713 for the year ended January 31, 2010, a decrease of $341,927. This difference is primarily caused by a significant decrease of $473,028 in stock-based compensation. The majority of the stock-based compensation of $1,038,289 in fiscal year 2010 is due to an expense related to the extension of the expiry date of warrants. The expiry date of warrants was modified resulting in a one-time charge of $703,897 to stock-based compensation. There was also decreases of $24,844 in consulting fees, $2,045 in legal and accounting, and $7,424 in office and miscellaneous. During the 2010 year, the Company reduced the management and consulting fees paid for two contracts and reclassified one consultant fees as management fees. These decreases were offset with increases of $116,321 in investor relations, $9,750 in management fees, $27,628 in salaries and benefits, and $10,860 in travel. The higher investor relations expense and travel in the current year were resulting from various promotion programs and participations in international trade shows. The salaries and benefits were higher because of an increase in personnel.

Income / Loss for the Year

The loss was $1,225,380 for the year ended January 31, 2011 compared with a gain of $1,711,611in the prior year, a decrease of $2,936,991. This significant difference is largely a result of future income taxes. In the current year, there was an expense of $71,196 whereas there was a gain of $2,840,855 in the prior year, which was a result in a change in estimate of the valuation allowance of future income tax assets. The decline of $341,927 in general and administrative expenses was offset by a decline of $369,903 in foreign exchange. The significant foreign exchange gain of $464,851 in the comparative period was related to the future income tax calculation. The interest income in the current period was $20,036 higher as a result of high cash holdings from a private placement

Twelve months ended January 31, 2010 compared with the twelve months ended January 31, 2009

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

Income / Loss for the Period

Income for the year ended January 31, 2010 was $1,711,611 compared with a loss of $3,746,165 for prior year, an increase of $5,457,776. In addition to the decrease of $903,149 in general and administrative expenses, this difference resulted from significant increases of $1,230,621 in foreign exchange gain along with $3,374,152 in future income tax recovery. The Company recorded a change in estimate of the future income tax asset and this estimate also resulted in an increase in foreign exchange due to the change in foreign exchange between the January 31, 2009 closing and January 31, 2010. Slightly offsetting these differences was a reduction of $67,146 in interest income, which declined from $69,764 in fiscal 2009 to $2,618 in current year. The write-off of $17,000 in directors’ fees in the current period also contributed to the variance.

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

B. Liquidity and Capital Resources

During the year ended January 31, 2011 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property by $1,145,448. At this time the Company has no operating income but is earning interest income on its entire cash holdings.

At January 31, 2011, the Company had working capital of $2,598,318 and cash and cash equivalents of $2,695,864. During the year ended January 31, 2011, the Company completed two tranches of non-brokered private placement and along with the exercise of warrants and options had net cash proceeds of $3,884,207. Refer to Note 8 of the Consolidated Financial Statements.

The Company has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain administrative operations for the next 12 months. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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

F.  Tabular Disclosure of Contractual Obligations

As of January 31, 2011, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Future Income Tax Liabilities	$1,744,579	-	-	-	$1,744,579
Total	$1,744,579	$-	$-	$-	$1,744,579

Item 6.Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company’s directors and officers as of August 12, 2011.  The directors were re-elected by the Company’s shareholders on July 28, 2011 and are elected for a term of one year which term expires at the election of the directors at the next annual meeting of shareholders.

Name	Position Held	Principal Occupation	Director/Officer Since

Louis Wolfin	Chairman and Director	Mining Executive; Director of Cresval Capital Corp.	July 1990

Ronald Andrews	Director	Director of Berkley Resources Inc. and North Coast Live Insurance Company. Owner and operator of Andrews Orchards	January 2010

Chris Sampson	Vice President Exploration and Director	Director and Vice President Exploration of the Company; Professional Engineer, Director of Sego Resources Ltd.	January 1996

David Wolfin(1)	Director, President & Chief Executive Officer
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
Chief Financial Officer of the Company and of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Gray Rock Resources Ltd., Levon Resources Ltd., Venerable Ventures Ltd. and formerly Chief Financial Officer of Mill Bay Ventures Inc.
June 2008
____________
(1)        Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.           Compensation

During the last completed fiscal year of the Company, the Company had three executive officers, namely its Chief Executive Officer (“CEO”), David Wolfin, its former CEO, Louis Wolfin and its Chief Financial Officer (“CFO”), Lisa Sharp.

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

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended January 31, 2009, 2010 and 2011 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3		Pension value ($)3	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
DAVID Wolfin(4) President, CEO & Director	2011	$30,000	NIL	$76,093	NIL	NIL	NIL	NIL	$106,093
	2010	$30,000	NIL	$49,901	NIL	NIL	NIL	NIL	$79,901
	2009	$30,000	NIL	NIL	NIL	NIL	NIL	NIL	$30,000
Louis Wolfin(4) Chairman & Director, Former CEO	2011	$75,000	NIL	$63,386	NIL	NIL	NIL	NIL	$138,386
	2010	$75,000	NIL	$41,584	NIL	NIL	NIL	NIL	$116,584
	2009	$75,000	NIL	NIL	NIL	NIL	NIL	NIL	$75,000
Lisa Sharp CFO	2011	$20,900	NIL	$42,122	NIL	NIL	NIL	NIL	$63,022
	2010	$21,817	NIL	$27,723	NIL	NIL	NIL	NIL	$49,540
	2009	$12,756	NIL	NIL	NIL	NIL	NIL	NIL	$12,756
_____________
1 The Company does not currently have any share-based award plans.
2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.  The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 114.29%; Risk Free Interest Rate – 2.30%.
3  The Company does not have any non-equity incentive plans or any pension plans
4 On June 28, 2010, Mr. Louis Wolfin resigned as CEO and Mr. David Wolfin was appointed CEO.  Mr. David Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by David Wolfin. Mr. Louis Wolfin’s salary was paid to Frobisher Securities Limited, a private BC corporation controlled by Louis Wolfin.

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

Long Term Incentive Plan (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the executive officers during the most recently completed financial year ended January 31, 2011.

Option Based Award

An Option Based Award is in the form of an incentive stock option plan.  The objective of the incentive stock option is to reward executive officers, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.  The plan currently used by the Company is 2010 Stock Option Plan (the “Plan”).

The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.  For details of the option plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular filed with the SEC on July 8, 2011.

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

As of January 31, 2011, stock options to purchase a total of up to 3,293,000 shares have been granted and remain outstanding under the Plan, leaving 1,939 options available for issuance. All previous grants of option-based awards are taken into account when considering new grants.

3)	Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2011:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
David Wolfin President, CEO and Director	60,000 100,000 90,000 105,000 55,000	$1.29 $1.00 $0.76 $0.45 $0.80	Sept 5, 2011 Sept 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016	Nil Nil $8,100 $42,000 $2,750	Nil	Nil
Louis Wolfin Chairman & Director, Former CEO	225,000 75,000 80,000 50,000	$1.29 $0.76 $0.45 $0.80	Sept. 5, 2011 Jan. 13, 2015 Sep 17, 2015 Jan 21, 2016	Nil $6,750 $32,000 $2,500	Nil	Nil
Lisa Sharp CFO	50,000 50,000 35,000	$0.76 $0.45 $0.80	Jan. 13, 2015 Sep 17, 2015 Jan 21, 2016	$4,500 $20,000 $1,750	Nil	Nil
______________
(1) In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2011 and the exercise price of the option. The closing market price of the Company’s common shares as at January 31, 2011 was $0.85 per common share.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended January 31, 2011:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil
Louis Wolfin Chairman & Director, Former CEO	Nil	Nil	Nil
Lisa Sharp CFO	Nil	Nil	Nil
__________
(1) The options have no value since the exercise price was higher than the market price at the grant date.

4)	Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)	Termination and Change of Control Benefits

The Company does not have any employment contracts with the executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

6)	Director Compensation

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended January 31, 2011:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Louis Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Gary Robertson*	$6,000	NIL	$45,464	NIL	NIL	NIL	$51,464
Chris Sampson	NIL	NIL	$45,464	NIL	NIL	NIL	$45,464
David Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ronald Andrews*	$5,250	NIL	$45,464	NIL	NIL	NIL	$50,464
_________
* Independent and Non-Employee Directors.

(1)
The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.  The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 113.69%; Risk Free Interest Rate –2.25%.

The Company pays its independent directors $750 per quarter and an additional $750 per quarter for being a member of three committees.

Incentive stock options have been granted to non-NEO directors of the Company as follows:

Name	Number of options	Option exercise price ($)	Option expiration date	Option Exercised	Balance of Option Un-Exercised
Gary Robertson	60,000	$1.29	Sep 05, 2011	Nil	60,000
	75,000	$1.00	Sep 26, 2012	Nil	75,000
	50,000	$0.76	Jan 13, 2015	Nil	50,000
	50,000	$0.45	Sep 17, 2015	Nil	50,000
	40,000	$0.80	Jan 21, 2016	Nil	40,000
Chris Sampson	60,000	$1.29	Sep 05, 2011	Nil	60,000
	25,000	$1.00	Sep 26, 2012	Nil	25,000
	25,000	$0.76	Jan 13, 2015	Nil	25,000
	50,000	$0.45	Sep 17, 2015	Nil	50,000
	40,000	$0.80	Jan 21, 2016	Nil	40,000
Ronald Andrews	50,000	$0.76	Jan 13, 2015	Nil	50,000
	50,000	$0.45	Sep 17, 2015	Nil	50,000
	40,000	$0.80	Jan 21, 2016	Nil	40,000
TOTAL:	710,000				710,000

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company does not have an employment contract with the executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

C.           Board Practices

Currently, the Company has five directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The chairman of the Board is not a member of management.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  At the Annual General Meeting, held on July 28, 2011, the shareholders elected Ronald Andrews, Gary Robertson, Chris Sampson, David Wolfin, and Louis Wolfin as directors.

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

D.           Employees

As at January 31, 2011 and 2010, the Company has one full-time employee located in Nevada, United States. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.

E.           Share Ownership

The following table sets out the share ownership of the individuals referred to in “Compensation” as of August 8, 2011:

Name of Beneficial Owner	Number of Shares	Percent
Louis Wolfin	2,310,101	6.88%
Chris Sampson	66,300	*
Ronald Andrews	Nil	*
Gary Robertson	173,550	*
David Wolfin	770,600	2.29%
Lisa Sharp	Nil	N/A

*Less than one percent

Outstanding Options

The following information, as of August 8, 2011, reflects outstanding options held by the individuals referred to in “Compensation”:
	No. of Shares	Date of Grant	Exercise Price	Expiration Date

David Wolfin President, CEO and Director	60,000 100,000 90,000 105,000 55,000	Sept 5, 2006 Sept 26, 2007 Jan 13, 2010 Sep 17, 2010 Jan 21, 2011	$1.29 $1.00 $0.76 $0.45 $0.80	Sept 5, 2011 Sept 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016

Louis Wolfin Director & Former CEO	225,000 75,000 80,000 50,000	Sept 5, 2006 Jan 13, 2010 Sep 17, 2010 Jan 21, 2011	$1.29 $0.76 $0.45 $0.80	Sept 5, 2011 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016

Lisa Sharp CFO	50,000 40,000 35,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011	$0.76 $0.45 $0.80	Jan 13, 2015 Sep 17, 2010 Jan 21, 2016

Chris Sampson Director	60,000 25,000 25,000 50,000 40,000	Sep 5, 2006 Sep 26, 2007 Jan 13, 2010 Sep 17, 2010 Jan 21, 2011	$1.29 $1.00 $0.76 $0.45 $0.80	Sept 5, 2011 Sep 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016

Ronald Andrews Director	50,000 50,000 40,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011	$0.76 $0.45 $0.80	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016

Gary Robertson Director	60,000 75,000 50,000 50,000 40,000	Sept 5, 2006 Sept 26, 2007 Jan 13, 2010 Sep 17, 2010 Jan 21, 2011	$1.29 $1.00 $0.76 $0.45 $0.80	Sept 5, 2011 Sept 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016

Item 7.Major Shareholders and Related Party Transactions

A.           Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government or by any other natural or legal person(s) severally or jointly.

As of July 28, 2011 to the knowledge of the Company’s directors and senior officers, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities other than Louis Wolfin who owned 2,310,101 common shares, about 7.26% of the outstanding common shares.

B.           Related Party Transactions

Related party transactions for the year ended January 31, 2011 are as follows:

(a)	$30,000 (2010 - $30,000; 2009 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(b)	$75,000 (2010 - $75,000; 2009 - $75,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)	$12,000 (2010 - $20,250; 2009 - $30,000) was paid for consulting fees to a private company controlled by an officer of related Company;

(d)	$12,000 (2010 - $20,250; 2009 - $30,000) was paid for consulting fees to a private company controlled by an officer of related Company;

(e)
$167,436 (2010 - $147,711; 2009 - $186,734) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(f)	$nil (2010 - $nil; 2009 - $39,526) was paid for geological consulting services to a private company controlled by a former director of the Company;

(g)	$35,750 (2010 - $24,690; 2009 - $35,888) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

(h)	$17,250 (2010 - $18,000; 2009 - $12,000) was charged for directors’ fees to the Directors’ of the Company; and

(i)	$nil (2010 - $17,000; 2009 - $nil) in advances payable to related parties relating to directors’ fees outstanding since 2003.

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

Advances receivable from related party comprises US$59,664 (2010 - US$56,277) less an allowance for non collection of US$39,113 (2010 - US$39,113) due from a company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $2,429 (2010 - $14,949) due to Oniva, $nil (2010 - $6,000) due to directors of the Company, and $3,794 (2010 - $2,073) due to two private companies each controlled by directors. Amounts due are without stated terms of interest or repayment.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A.           Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 17 to this Annual Report and include the following:

•	Independent Auditors’ Report;
•	Consolidated Balance Sheets as at January 31, 2011 and January 31, 2010;
•	Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2011, 2010 and 2009;
•	Consolidated Statements of Shareholders’ Equity for the years ended January 31, 2011, 2010 and 2009;
•	Consolidated Statements of Cash Flows for the years ended January 31, 2011, 2010 and 2009; and
•	Notes to the Consolidated Financial Statements for the years ended January 31, 2011, 2010 and 2009.

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

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Six Months	High	Low	High	Low
July 2011	0.76	0.67	0.77	0.68
June 2011	0.70	0.57	0.72	0.60
May 2011	0.83	0.63	0.87	0.65
April 2011	0.90	0.73	0.93	0.76
March 2011	1.08	0.71	1.11	0.71
February 2011	1.10	0.75	1.13	0.75

2010-2011	High	Low	High	Low
Fourth Quarter ended January 31, 2011	1.00	0.47	1.01	0.49
Third Quarter ended October 31, 2010	0.56	0.31	0.55	0.29
Second Quarter ended July 31, 2010	0.59	0.28	0.59	0.26
First Quarter ended April 30, 2010	0.66	0.46	0.65	0.46

2009-2010	High	Low	High	Low
Fourth Quarter ended January 31, 2010	0.87	0.57	0.88	0.53
Third Quarter ended October 31, 2009	1.00	0.38	0.93	0.33
Second Quarter ended July 31, 2009	0.64	0.35	0.59	0.31
First Quarter ended April 30, 2009	1.00	0.29	0.69	0.15

Last Five Fiscal Years	High	Low	High	Low
2011 Annual	1.10	0.57	1.13	0.60
2010 Annual	1.00	0.275	0.93	0.15
2009 Annual	1.49	0.11	1.49	0.07
2008 Annual(1)	3.98	0.45	1.17	0.45
2007 Annual	6.99	2.70	5.95	2.30
____________
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

Item 15.Controls and Procedures

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

The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2011 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2011 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

The Company has taken steps to enhance and improve the design of the Company’s internal controls over financial reporting, however these steps were not complete as of January 31, 2011.  During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.  To remediate such weaknesses, we plan to implement the following changes during the Company’s fiscal year ending January 31, 2012: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

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

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting in the year ended January 31, 2011; however, as a result of the evaluation of the Company’s internal control over financial reporting as of January 31, 2011, conducted by the Company’s principal executive officer, principal financial officer and an independent consultant, we expect to make such changes during the year ending January 31, 2012.

Item 16.[Reserved]

Item 16A.Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act, and that Mr. Robertson is independent as defined in the NASDAQ listing rules.

Item 16B.Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same.  In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16C.Principal Accountant Fees and Services

The independent auditor for the year ended January 31, 2011, 2010 and 2009 was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP for the audit of the Company’s annual financial statements for the fiscal year ended January 31, 2011 were $38,500 (2010 - $38,500; 2009 - $44,000).

Audit-Related Fees

The audit related fees billed by Smythe Ratcliffe LLP for the year ended January 31, 2011 are estimated to be $5,000 (2010 - $5,084; 2009 - $4,995). These fees relate to the advisory services provided with respect to the Company’s Form 20-F.

Tax Fees

The tax fees billed by Smythe Ratcliffe LLP for the years ended January 31, 2011 are $2,000 (2010 - $1,500; 2009 - $1,500).

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were nil for the fiscal years ended January 31, 2011, 2010 and 2009.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2011.  The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.  The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.Changes in Registrants Certifying Accountant

None.

Item 16G.Corporate Governance

Not applicable.

PART III

Item 17.Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Item 18.Financial Statements

Not applicable. See Item 17.

Item 19.Exhibits

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
___________________________
*  Incorporated by reference from a previous filing.

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Audited Consolidated Financial Statements

For the years ended January 31, 2011, 2010 and 2009
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

The consolidated financial statements as at January 31, 2011 and 2010 and for the years ended January 31, 2011, 2010 and 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Lisa Sharp”
_______________________________	______________________________
David Wolfin	Lisa Sharp
CEO	CFO

Vancouver, Canada
May 30, 2011

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CORAL GOLD RESOURCES LTD.
(An Exploration Stage Company)

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. (an exploration stage company), which comprise the consolidated balance sheets as at January 31, 2011 and 2010, and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended January 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended January 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company incurred deficit accumulated during the exploration stage of $32,481,501 as at January 31, 2011. This condition, along with other matters set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, British Columbia
May 30, 2011

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Balance Sheets
As at January 31
(In Canadian Dollars)

	2011	2010

ASSETS
Current
Cash	$2,695,864	$700,772
Advances receivable from related party (Note 9)	20,596	18,354
Other amounts receivable	37,767	13,617
Prepaid expenses	39,996	4,694

	2,794,223	737,437
Investment securities (Note 4)	1,338,540	610,967
Reclamation deposits (Note 7)	382,200	408,075
Property and equipment (Note 5)	107,029	5,873
Mineral properties (Note 6)	17,179,913	16,029,214
	$21,801,905	$17,791,566

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$189,682	$65,494
Advances payable to related parties (Note 9)	6,223	23,022
	195,905	88,516
Asset retirement obligation (Note 10)	221,268	236,248
Future income tax liability (Note 13)	1,744,579	1,687,363

	2,161,752	2,012,127

Non-controlling interest	10,320	10,320

Shareholders’ equity
Share capital (Note 8)	42,705,053	40,742,124
Contributed surplus	8,343,960	5,857,421
Accumulated other comprehensive income	1,062,321	425,695
Deficit accumulated during the exploration stage	(32,481,501)	(31,256,121)

	19,629,833	15,769,119
	$21,801,905	$17,791,566

Subsequent Events (Note 15)

Approved on behalf of the board:

“Louis Wolfin”	Director	“Gary Robertson”	Director
Louis Wolfin		Gary Robertson

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
Years ended January 31
(In Canadian Dollars)

	2011	2010	2009

EXPENSES
Amortization	$1,679	$1,671	$1,703
Consulting fees (Note 9)	28,783	53,627	60,000
Directors’ fees (Note 9)	17,250	18,000	12,000
Investor relations and shareholder information	228,326	112,005	155,206
Legal and accounting	64,268	66,313	114,236
Listing and filing fees	24,463	22,866	25,919
Management fees (Note 9)	105,000	95,250	105,000
Office and miscellaneous (Note 9)	57,507	64,931	72,278
Salaries and benefits (Note 9)	131,993	104,365	128,925
Stock-based compensation (Note 8(e))	565,261	1,038,289	1,769,263
Travel	47,256	36,396	72,332
	1,271,786	1,613,713	2,516,862
Loss before other items	(1,271,786)	(1,613,713)	(2,516,862)
Other items
Interest income	22,654	2,618	69,764
Foreign exchange gain (loss)	94,948	464,851	(765,770)
Write-down of advances payable to related parties (Note 9)	-	17,000	-
	117,602	484,469	(696,006)
Loss before future income taxes	(1,154,184)	(1,129,244)	(3,212,868)
Future income tax recovery (expense) (Note 13)	(71,196)	2,840,855	(533,297)
Net Income (Loss) for the Year	(1,225,380)	1,711,611	(3,746,165)
Other Comprehensive Income (Loss)
Unrealized gain (loss) on available for sale securities, net of tax (Note 4)	636,626	465,643	(88,479)
Total Comprehensive Income (Loss) for the Year	$(588,754)	$2,177,254	$(3,834,644)

Basic and diluted
earnings (loss) per share (Note 8(f))	$(0.04)	$0.07	$(0.15)

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
Years ended January 31
(In Canadian Dollars)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Exploration Stage	Total Shareholders’ Equity

Balance January 31, 2008	24,882,771	$40,211,705	$3,221,663	$48,531	$(29,221,567)	$14,260,332
Common shares issued for cash:
Exercise of stock options	107,000	59,920	-	-	-	59,920
Fair value of stock options exercised	-	30,019	(30,019)	-	-	-
Stock-based compensation	-	-	1,769,263	-	-	1,769,263
Loss for the year	-	-	-	-	(3,746,165)	(3,746,165)
Unrealized loss on investment securities	-	-	-	(88,479)	-	(88,479)

Balance January 31, 2009	24,989,771	40,301,644	4,960,907	(39,948)	(32,967,732)	12,254,871
Common shares issued for cash:
Exercise of stock options	523,500	293,160	-	-	-	293,160
Fair value of stock options exercised	-	147,320	(147,320)	-	-	-
Stock-based compensation	-	-	1,038,289	-	-	1,038,289
Fair value of stock options capitalized to mineral properties	-	-	5,545	-	-	5,545
Net income for the year	-	-	-	-	1,711,611	1,711,611
Unrealized gain on investment securities, net of tax	-	-	-	465,643	-	465,643

Balance January 31, 2010	25,513,271	40,742,124	5,857,421	425,695	(31,256,121)	15,769,119
Common shares issued for cash:
Private placement	7,000,120	1,862,708	1,987,358	-	-	3,850,066
Share issue costs	-	(354,117)	61,258	-	-	(292,859)
Exercise of stock warrants	436,000	327,000	-	-	-	327,000
Fair value of stock warrants exercised	-	127,338	(127,338)	-	-	-
Stock-based compensation	-	-	565,261	-	-	565,261
Loss for the year	-	-	-	-	(1,225,380)	(1,225,380)
Unrealized gain on investment securities, net of tax	-	-	-	636,626	-	636,626

Balance January 31, 2011	32,949,391	$42,705,053	$8,343,960	$1,062,321	$(32,481,501)	$19,629,833

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Cash Flows
Years ended January 31
(In Canadian Dollars)

	2011	2010	2009

OPERATING ACTIVITIES
Net income (loss) for the year	$(1,225,380)	$1,711,611	$(3,746,165)
Adjustments for items not involving cash:
Amortization	1,679	1,671	1,703
Stock-based compensation	565,261	1,038,289	1,769,263
Foreign exchange loss (gain)	(93,524)	(473,492)	908,329
Write-down of advances payable to related parties	-	(17,000)	-
Future income tax expense (recovery)	71,196	(2,840,855)	533,297
Net change in non-cash working capital (Note 12)	43,890	5,657	(24,160)

Cash used in operating activities	(636,878)	(574,119)	(557,733)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures	(1,149,094)	(357,480)	(1,609,696)
Purchase of equipment	(102,835)	-	(6,920)
Decrease (increase) in reclamation deposits	-	8,268	(157,447)

Cash used In investing activities	(1,251,929)	(349,212)	(1,774,063)

FINANCING ACTIVITY
Issuance of shares for cash, net	3,884,207	293,160	59,920

Foreign exchange effect on cash	(308)	(1,373)	2,103

Net increase (decrease) in cash	1,995,092	(631,544)	(2,269,773)
Cash, beginning of year	700,772	1,332,316	3,602,089

Cash, end of year	$2,695,864	$700,772	$1,332,316

Supplementary disclosure of cash flow information:

Cash paid during the year for:
Interest	$8	$1,940	$2,795
Income taxes	$-	$-	$-
Expenditures on mineral properties included in advances payable to related parties	$1,605	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
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

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company’s ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

At January 31, 2011, the Company had working capital of $2,598,318 (2010 - $648,921) and a deficit accumulated during the exploration stage of $32,481,501 (2010 - $31,256,121). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.
Significant Accounting Policies

a) Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in Note 16 to these consolidated financial statements. All figures are in Canadian dollars, the Company’s functional currency, unless otherwise stated.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary, Marcus Corporation of Nevada (“Marcus”). Significant inter-company accounts and transactions have been eliminated on consolidation.

b) Property and Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is calculated and charged to operations as follows:

Computer hardware	Declining balance on 20% annual rate
Equipment	Declining balance on 20% annual rate
Vehicles	Straight line over 5 years

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

2.
Significant Accounting Policies(Continued)

c) Mineral Properties

The Company is in the exploration stage and capitalizes all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date, including acquisition costs, exploration and development expenditures, net of any recoveries, and do not necessarily reflect present or future values.

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

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property are recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

The carrying values of mineral properties, on a property-by-property basis, are reviewed by management at least annually to determine if the mineral properties have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves and the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term that could adversely affect management’s estimates and may result in future write-downs of capitalized mineral property carrying values.

d) Asset Retirement Obligation (“ARO”)

The Company’s proposed and incurred mining and exploration activities are subject to various laws and regulations for federal and regional jurisdictions in which it operates governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures that comply with such laws and regulations, but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operations of mining properties, plant and equipment.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

2.
Significant Accounting Policies(Continued)

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

f) Foreign Currency Translation

The Company’s integrated foreign subsidiaries are financially and operationally dependent on the Company.  The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars.  Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the exchange rates prevailing at the transaction date except for amortization, which is translated at historical exchange rates. Gains and losses arising from this translation are included in the determination of net income (loss) for the year.

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

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

2.
Significant Accounting Policies(Continued)

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

i) Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted earnings (loss) per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

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

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

2.
Significant Accounting Policies(Continued)

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

l) Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its April 30, 2011 interim financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended January 31, 2011. The Company has evaluated the impact of the conversion on the Company’s consolidated financial statements and is quantifying the effects.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

3.
Risk Management and Financial Instruments

The Company classified its cash as held-for-trading; investment securities as available-for-sale; advances receivable from related party, other amounts receivable (excluding HST) and reclamation deposits as loans and receivables; and accounts payable and advances payable to related parties as other financial liabilities.

The carrying values of cash, other amounts receivable (excluding HST) and accounts payable approximate their fair values due to the short-term maturity of these financial instruments. Investment securities are accounted for at fair value based on quoted market prices.  The book value of reclamation deposits approximate their fair value as the stated rates approximate the market rate of interest. The fair value of advances receivable from related party and advances payable to related parties have not been disclosed, as they cannot be reliably measured.

The Company’s financial instruments measured at fair value by level within the fair value hierarchy as at January 31, 2011 are as follows:

	Level 1	Level 2	Level 3	Total

Financial Assets
2011:
Available-for-sale
Investment securities	$1,338,540	$-	$-	$1,338,540

2010:
Available-for-sale
Investment securities	$610,967	$-	$-	$610,967

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST). The Company assesses the collectability of advances receivable from related parties on a periodic basis and records allowances for non-collection based on management’s assessment of specific accounts.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

3.
Risk Management and Financial Instruments(continued)

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	2011	2010

Cash held at major financial institutions
Canada	$2,690,598	$695,910
US	5,266	4,862

	2,695,864	700,772
Reclamation deposits held at major financial institution
US	382,200	408,075

Total cash and reclamation deposits	$3,078,064	$1,108,847

b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash at January 31, 2011 in the amount of $2,695,864 (2010 - $700,772) in order to meet short-term business requirements. At January 31, 2011, the Company had current liabilities of $195,905 (2010 - $88,516). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs and maintain its mineral properties in 2012. This will require the Company to continue to monitor its financing requirements.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

3.
Risk Management and Financial Instruments(Continued)

c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2011 and 2010.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, advances receivable from related party and accounts payable as a portion of these amounts are denominated in US dollars as follows:

	2011		2010

Cash	US$	5,259	US$	4,547
Other amounts receivable		1,852		2,484
Advances receivable from related party		20,565		17,164
Reclamation deposits		381,628		382,482
Accounts payable		(7,666)		(5,084)

Net exposure	US$	401,638	US$	401,593

Canadian dollar equivalent		$402,239		$428,510

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

3.
Risk Management and Financial Instruments(continued)

Based on the above net exposures as at January 31, 2011, a 3% (2010 - 6%) change based on the prior year fluctuations in the Canadian/US exchange rate would impact the Company’s earnings by approximately $12,000 (2010 - $25,700).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices.

As at January 31, 2011, a 73.38% (2010 - 115.24%; 2009 - 178.97%) fluctuation in the fair value of investment securities based on the weighted average volatility of the underlying shares over the prior year would impact the Company’s other comprehensive income by $356,325 (2010 - $93,118; 2009 - $62,234).

4.	Investment Securities At January 31, 2011, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$1,248,455	$1,325,572
Mill Bay Ventures Inc.	518,731	41,634	(28,666)	12,968

		$118,751	$1,219,789	$1,338,540

At January 31, 2011, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$513,101	$590,218
Mill Bay Ventures Inc.	518,731	41,634	(20,885)	20,749

		$118,751	$492,216	$610,967

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

During the year ended January 31, 2011, the Company recognized an unrealized gain of $636,626 (2010 - $465,643; 2009 - unrealized loss of $88,479), which is included in other comprehensive income (loss).  Future income tax in the amount of $90,947 (2010 - $66,521; 2009 - $nil) was recorded against the unrealized gain.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

5.	Property and Equipment

January 31, 2011	Cost	Accumulated Amortization	Net Book Value
Land	$102,835	$-	$102,835
Computer hardware	5,926	4,816	1,110
Equipment	436	355	81
Vehicles	6,920	3,917	3,003
	$116,117	$9,088	$107,029

January 31, 2011	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$5,926	$4,537	$1,389
Equipment	436	335	101
Vehicles	6,920	2,537	4,383
	$13,282	$7,409	$5,873

6.	Mineral Properties

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2009	$15,681,065	$23,845	$3	$15,704,913

Exploration costs during year:
Assays	2,049	-	-	2,049
Consulting	120,358	-	-	120,358
Lease payments	99,449	-	-	99,449
Taxes, licenses and permits	96,019	5,767	-	101,786
Water analysis	659	-	-	659

Balance, January 31, 2011	15,999,599	29,612	3	16,029,214

Exploration costs during year:
Assays	143,601	-	-	143,601
Consulting	292,968	-	-	292,968
Drilling	507,771	-	-	507,771
Lease payments	90,684	-	-	90,684
Mapping	9,468	-	-	9,468
Taxes, licenses and permits	87,809	5,251	-	93,060
Water analysis	395	-	-	395
Reclamation	12,752	-	-	12,752

Balance, January 31, 2011	$17,145,047	$34,863	$3	$17,179,913

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
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

The remaining 76 claims are leased by the Company as follows:

(a)
June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop and exploit six lode mining claims, which form part of the core area of the Robertson Property.  The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years.

The property is subject to a NSR royalty charge of 3%, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(b)
Blue Ridge Claims

The Company assumed a mineral lease agreement dated March 1, 1992 relating to nine mineral claims, which form part of the core area of the Robertson Property. The original lease agreement bears an initial term of 20 years with the possibility to extend the term if the Company is actively exploring, developing or mining the property. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month during the term of the lease.

(c)
Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the core area of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

6.	Mineral Properties (Continued)

a)	Robertson Property (Continued)

(i)       Core Claims – 100% interest (Continued)

(d)
Blue Nugget, Lander Ranch and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to nine Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property (Notes 6(a)(iii) and 6(b)). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

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

(ii)      Carve-out Claims – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 219 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick Gold Corporation (“Barrick”).

(iii)      Ruf Claims – 66.67% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon, a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 6(a)(i)(d) and 6(b)) of which the Ruf claims form a portion of the Robertson Property and the Norma/Sass claims constitute the Norma/Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the mineral property expenditure table.

A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

6.	Mineral Properties (Continued)

b)    Norma Sass Property

The Company holds a 66.67% interest in the 35 Norma Sass mining claims located in the Bullion Mining District, Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement (Note 6(a)(i)(d)). The remaining 33.33% interest is held by Levon (Note 6(a)(iii)).

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

Barrick may earn an additional 10% by incurring an additional US$1,500,000 by December 13, 2015. Barrick may earn an additional 5% by carrying the Company and Levon through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US$6,000,000 and granting them a 2% NSR royalty. During the year, Barrick elected to terminate the agreement.

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
For the years ended January 31, 2011, 2010 and 2009
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

7.
Reclamation Deposits

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation deposits that cover the estimated cost to reclaim the ground disturbed. As at January 31, 2011, the total reclamation deposits were $382,200 (US$381,628) (2010 - $408,075 (US$381,628)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.01% (2010 - 0.10%).

8.
Share Capital

a) Authorized

Unlimited common shares without par value.

b) Issued

On April 1, 2010, the Company closed the first tranche of a private placement of 5,245,120 units at a price of $0.55 per unit for gross proceeds of $2,884,816. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 1, 2012.

The Company paid to certain finders a cash commission equal to 6% or 10% of the applicable gross proceeds of the financing ($242,461) and issued compensation options equal to 6% or 10% of the units sold under the offering (415,427). Each compensation option is exercisable at a price of $0.75 and entitles the holder to one common share expiring April 1, 2011.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

8.
Share Capital (Continued)

b) Issued (Continued)

The fair value of the warrants and compensation options issued have been estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rates of 1.97%, dividend yield rates of $nil, volatility of 128.75% and 100.95%, and expected lives of 2 years and 1 year. Of the $2,884,816 total aggregate proceeds raised, $1,531,884 was attributable to warrants and $1,352,932 was attributable to common shares. The compensation options were valued at $58,977.

On April 23, 2010, the Company closed the final tranche of a private placement of 1,755,000 units at a price of $0.55 per unit for gross proceeds of $965,250. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 23, 2012.

The Company paid to certain finders a cash commission equal to 6% or 10% of the applicable gross proceeds of the financing ($28,945) and issued compensation options equal to 10% of certain units sold under the offering (19,000). Each compensation option is exercisable at a price of $0.75 and entitles the holder to one common share April 23, 2011.

The fair value of the warrants and compensation options issued have been estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rates of 1.97, dividend yield rates of $nil, volatility of 127.70% and 100.78%, and expected lives of 2 years and 1 year. Of the $965,440 total aggregate proceeds raised, $455,474 was attributable to warrants and $509,776 was attributable to common shares. The compensation options were valued at $2,281.

During the year ended January 31, 2011, 436,000 warrants were exercised for total proceeds of $327,000.  The Company reallocated the fair value of these warrants previously recorded in the amount of $127,338 from contributed surplus to share capital.

During the year ended January 31, 2011, 523,500 stock options were exercised for total proceeds of $293,160. The Company reallocated the fair value of these options previously recorded in the amount of $147,320 from contributed surplus to share capital.

c) Share Purchase Warrants and Compensation Options

A summary of the share purchase warrants issued, exercised and expired during the years ended January 31, 2011 and 2010 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Balance, January 31, 2011 and 2009	4,230,000	$1.17
Issued	7,434,547	$0.75
Exercised	(436,000)	$0.75
Expired	(4,230,000)	$1.17

Balance, January 31, 2011	6,998,547	$0.75

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

8.
Share Capital (Continued)

c) Share Purchase Warrants (Continued)

During the year ended January 31, 2009, the expiry date of the warrants issued pursuant to a private placement announced on April 20, 2007 were extended from May 18, 2008 to May 18, 2009.  The aggregate fair value compensation cost of these warrant amendments in the amount of $1,513,500 (Note 3(e)) has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants and the fair value of the amended warrants at the date of the amendment, respectively: risk-free interest rates of 2.66%, dividend yields of 0.00%, volatility of 71.39% and 127.29%, and an expected life of 0.27 year and 1.27 years.

On April 21, 2009, the TSX Venture Exchange granted approval to further extend these warrants to May 18, 2010. As a result of these warrant amendments, the Company recorded an additional aggregate fair value compensation cost in the amount of $703,897 (Note 8(e)), which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants and the fair value of the amended warrants at the date of the amendment, respectively: risk-free interest rates of 0.80%, dividend yields of 0.00%, volatility of 122.86% and 139.51%, and an expected life of 0.08 year and 1.00 year.

As at January 31, 2011 and 2010, the following share purchase warrants were outstanding:

Number of Warrants Outstanding and Exercisable		Exercise Price Per
2011	2010	Share	Expiry Date
-	4,230,000	$1.17	May 18, 2010
415,427	-	$0.75	April 1, 2011
19,000	-	$0.75	April 23, 2011
4,809,120	-	$0.75	April 1, 2012
1,755,000	-	$0.75	April 23, 2012
6,998,547	4,230,000

d) Stock Options

The Company has granted directors, officers, consultants and certain employees stock options. For the years ended January 31, 2011 and 2010, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2009	2,721,000	$1.02
Granted	620,000	$0.76
Exercised	(523,500)	$0.56
Cancelled	(235,000)	$1.09
Expired	(60,000)	$0.56

Balance, January 31, 2011	2,522,500	$1.05
Granted	1,393,000	$0.62
Expired	(622,500)	$1.17

Balance, January 31, 2011	3,293,000	$0.85

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

8.	Share Capital (Continued)

d) Stock Options (Continued)

A summary of stock options outstanding as at January 31, 2011 is as follows:

Number Outstanding		Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
33,000	*	$0.75	0.16	$0.10	April 1, 2011
615,000		$1.29	0.59	$0.00	September 5, 2011
35,000		$0.76	0.95	$0.00	January 13, 2012
25,000		$0.35	1.53	$0.50	August 13, 2012
550,000		$1.00	1.65	$0.00	September 26, 2012
200,000		$0.80	1.98	$0.05	January 21, 2013
100,000		$1.00	2.04	$0.00	February 14, 2013
15,000		$1.00	2.25	$0.00	May 1, 2013
585,000		$0.76	3.95	$0.09	January 13, 2015
670,000		$0.45	4.63	$0.05	January 17, 2015
465,000		$0.80	4.98	$0.05	January 21, 2016

3,293,000
________
* Subsequent to January 31, 2011, these options expired unexercised.

The number of options exercisable at January 31, 2011 is 3,026,750 with a weighted average exercise price of $0.86.

A summary of stock options outstanding and exercisable as at January 31, 2011 is as follows:

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

2,522,500

The number of options exercisable at January 31, 2011 is 2,522,500.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

8.
Share Capital(Continued)

d) Stock Options (Continued)

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants.  Under the terms of the option plan, options issued will not exceed 10% (2010 - 20%) of the issued and outstanding shares from time to time.  The option price under each option is not less than the discounted market price on the grant date.  The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

e) Stock-Based Compensation

Stock-based compensation expense is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following weighted-average assumptions and resulting grant date fair values:

	2011	2010	2009

Risk-free interest rate	2.14%	2.39%	3.36%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	112.60%	115.98%	113.72%
Expected option life in years	4.63	4.83	5.00
Fair value	$0.43	$0.54	$0.40

The Company expensed stock-based compensation of $565,261 (2010 - $334,392; 2009 - $255,763) for stock options granted to directors, officers, employees and consultants and capitalized $nil (2010 - $5,545; 2009 - $nil) to mineral properties to reflect the stock options granted to a consultant providing geological services. The amounts expensed were allocated to directors, officers, employees and consultants as follows:

	2011	2010	2009

Directors, officers and employees	$487,544	$282,772	$24,902
Investor relations	7,387	-	35,791
Consultants	70,330	51,620	195,070
Modification of warrants (Note 8(c))	-	703,897	1,513,500
	$565,261	$1,038,289	$1,769,263

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

8.	Share Capital(Continued) f) Earnings (Loss) per Share The following sets forth the computation of basic and diluted earnings (loss) per share:

	2011	2010	2009

Net income (loss) for the year	$(1,225,380)	$1,711,611	$(3,746,165)
Weighted average number of common shares	31,294,001	25,093,778	24,979,312
Effect of dilutive securities
Warrants (Note 8(c))	-	-	-
Options (Note (8(d))	108,056	-	-
	31,402,057	25,093,778	24,979,312
Basic and diluted earnings (loss) per share	$(0.04)	$0.07	$(0.15)

All the warrants (Note 8(c)) are potentially dilutive in the year ended January 31, 2011, but were not included in the calculation of diluted earnings per share as the average market prices did not exceed the exercise prices. For the years ended January 31, 2011 and 2009, warrants (Note 8(c)) and options (Note 8(d)), which are potentially dilutive, are excluded from the calculation of diluted loss per share as their impact would be anti-dilutive.

9.	Related Party Transactions

During the year ended January 31, 2011:

(a)	$30,000 (2010 - $30,000; 2009 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(b)	$75,000 (2010 - $75,000; 2009 - $75,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)	$12,000 (2010 - $20,250; 2009 - $30,000) was paid for consulting fees to a private company controlled by an officer of a related Company;

(d)	$12,000 (2010 - $20,250; 2009 - $30,000) was paid for consulting fees to a private company controlled by an officer of a related Company;

(e)
$167,436 (2010 - $147,711; 2009 - $186,734) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(f)	$nil (2010 - $nil; 2009 - $39,526) was paid for geological consulting services to a private company controlled by a former director of the Company;

(g)	$35,750 (2010 - $24,690; 2009 - $35,888) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

(h)	$17,250 (2010 - $18,000; 2009 - $12,000) was charged for directors’ fees to the directors of the Company; and

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

9.	Related Party Transactions (Continued)

(i)	$nil (2010 - $17,000; 2009 - $nil) in advances payable to related parties relating to directors’ fees outstanding since 2003 was reversed during the year.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company has a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from related party comprises US$59,664 (2010 - US$56,277) less an allowance for non-collection of US$39,113 (2010 - US$39,113) due from a company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $2,429 (2010 - $14,949) due to Oniva, $nil (2010 - $6,000) due to directors of the Company and $3,794 (2010 - $2,073) due to two private companies each controlled by directors. Amounts due are without stated terms of interest or repayment.

10.
Asset Retirement Obligation

The Company’s ARO relates to the reclamation work required by the Bureau to be performed on the Robertson Property. Management has assessed the AROs and the associated liability to be recognized as a long-term liability due to changes in the estimated timing of cash flows.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its ARO to be approximately US$254,000 (2010 - US$249,000), which is expected to be incurred during 2017 and 2018. The risk-free rate of 6% was used to calculate the present value of the ARO. In the prior year, the Company intended to fulfill its obligation in fiscal 2011, therefore, there was no difference between the present value and undiscounted inflation-adjusted value of the obligation. Management will continue to assess the AROs and the associated liability as further information becomes known.

A reconciliation of the ARO is as follows:

	2011	2010

Beginning balance	$236,248	$270,979
Revision due to estimated timing of cash flows	-	(12,474)
Change in foreign exchange rate	(14,980)	(22,257)

Ending balance	$221,268	$236,248

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

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

There have been no changes to the Company’s approach to capital management during the year.

12.	Net Change in Non-Cash Working Capital

	2011	2010	2009

Advances receivable from related party	$(2,242)	$(1,455)	$(3,091)
Prepaid expenses	(35,502)	1,160	(2,691)
Other amounts receivable	(24,150)	(3,870)	45,868
Accounts payable and accrued liabilities	124,188	1,160	(57,034)
Advances payable to related parties	(18,404)	8,662	(7,212)

	$43,890	$5,657	$(24,160)

13.
Income Taxes

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to loss before future income taxes. For the year ended January 31, 2011, the Canadian statutory rate is 28.50% (2010 - 29.98%; 2009 - 31.50%).

	2011	2010	2009

Income tax recovery at the statutory rate	$328,942	$337,418	$1,012,053
Changes in timing differences	(216,850)	37,998	(350,459)
Changes in valuation allowance	(233,635)	2,506,427	(1,299,262)
Adjustments due to effective rate attributable to income taxes in other countries	159,809	1,967	55,774
Changes in income tax rates and foreign exchange	(109,462)	(42,945)	48,597
Net future income tax (expense) recovery	$(71,196)	$2,840,855	$(533,297)

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

13.
Income Taxes(Continued)

The components of the future income tax assets (liabilities), after applying enacted Canadian rates of 28.50% (2010 - 25.00%) and enacted US rates of 34.00% (2010 - 34.00%), are as follows:

	2011	2010

Future income tax assets
Non-capital loss carry-forwards	$4,909,460	$4,403,000
Other	62,847	5,000
	4,972,307	4,408,000
Valuation allowance	(1,903,540)	(1,636,687)
Net future income tax asset	3,068,767	2,771,313
Future income tax liability
Investment securities	(149,123)	(59,000)
Mineral property interests	(4,664,223)	(4,399,676)
Net future income tax liability	$(1,744,579)	$(1,687,363)

The valuation allowance reflects the Company’s estimate that a portion of the future tax assets, more likely than not, will not be realized.

At January 31, 2011, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $6,173,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2016	$627,000
2015	522,000
2026	1,231,000
2027	1,114,000
2028	900,000
2029	623,000
2030	458,000
2031	698,000
$6,173,000

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

13.
Income Taxes(Continued)

At January 31, 2011, the Company had, for US tax purposes, net operating losses aggregating approximately US$9,544,000. The net operating losses are available to offset taxable income earned by the US operations of future years and expire as follows:

2014	$118,000
2015	81,000
2016	130,000
2017	58,000
2018	364,000
2020	99,000
2021	219,000
2022	166,000
2023	596,000
2024	335,000
2025	627,000
2026	513,000
2027	1,284,000
2028	1,648,000
2029	1,498,000
2030	586,000
2031	1,222,000
$9,544,000

14.
Segmented Information

The Company is involved in one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for each of the 2011, 2010 and 2009 fiscal years. All operating losses for 2011, 2010 and 2009 are as a result of Canadian head office costs. Costs of US operations are capitalized to mineral properties. The assets of the Company are geographically segmented as follows:

January 31, 2011	Canada	US	Total
Current assets	$2,763,701	$30,522	$2,794,223
Investment securities	1,338,540	-	1,338,540
Equipment	1,192	3,002	4,194
Land	-	102,835	102,835
Mineral properties	-	17,179,913	17,179,913
Reclamation deposits	-	382,200	382,200
	$4,103,433	$17,698,472	$21,801,905

January 31, 2011	Canada	US	Total
Current assets	$709,641	$27,796	$737,437
Investment securities	610,967	-	610,967
Equipment	1,490	4,383	5,873
Mineral properties	-	16,029,214	16,029,214
Reclamation deposits	-	408,075	408,075
	$1,322,098	$16,469,468	$17,791,566

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

15.	Subsequent Events Subsequent to January 31, 2011:

a)  85,000 stock options were exercised for gross proceeds of $44,450.
b)  On April 1, 2011, 33,000 options expired unexercised.
c)  519,258 warrants were exercised for gross proceeds of $389,444.
d) On April 1, 2011, 15,169 warrants expired unexercised.

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

Non-Controlling Interest

The Company has not yet adopted Section 1602, “Non-Controlling Interests”, for Canadian financial reporting purposes; as such, non-controlling interests for Canadian financial reporting purposes is not disclosed as a component of equity. Under US GAAP, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and, accordingly, the non-controlling interest as reported in the consolidated balance sheet would be reclassified to shareholders’ equity under US GAAP.

Stock-Based Compensation Expense

Canadian GAAP and US GAAP both have the same policy of recording compensation expense for the estimated fair value of stock options granted except in accordance with US GAAP, ASC 718 (“ASC 718”) requires the Company to estimate expected forfeiture rates at the grant date.  The Company adopted the policy of fair value accounting for stock options under ASC 718, effective February 1, 2007, a year earlier than it adopted the policy for Canadian GAAP, and during the one year difference in policy treatment, the Company did not record a stock-based compensation charge of $60,000 under Canadian GAAP.  Therefore, there is a permanent adjustment of $60,000 to deficit when reconciling Canadian GAAP to US GAAP.  The adoption of this standard has no effect on the consolidated financial statements other than the impact on deficit.

For US GAAP purposes, stock-based compensation would be included as part of directors’ fees and a portion would be allocated to salaries and benefits in the consolidated statements of operations and comprehensive loss.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

16.
Differences between Canadian and United States GAAP (Continued)

Derivatives

The Financial Accounting Standards Board (“FASB”) issued new accounting standards related to disclosures about derivative instruments and hedging activities.  The new standards are effective for the Company on February 1, 2009. These standards had no impact on the consolidated financial statements.

Cumulative Development Stage Reporting

The Company is not required and has opted to not present cumulative to dates reporting for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company. US GAAP requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flows plus annual summaries of each component of shareholders’ equity since inception. Under Canadian GAAP, reporting of this information is not required. Had the consolidated financial statements been prepared in accordance with US GAAP, such information would have been disclosed.

a)  Reconciliation of Consolidated Balance Sheet Items

The impact of Canadian to US GAAP differences would be as follows:

(i)	Reconciliation of total assets, liabilities and non-controlling interest

	2011	2010
Consolidated balance sheets
Total assets, Canadian GAAP	$21,801,905	$17,791,566
Capitalized mineral property expenditures	(15,868,768)	(14,718,069)
Total assets, US GAAP	$5,933,137	$3,073,497

Total liabilities, Canadian GAAP	$2,161,752	$2,012,127
Future income tax liability	(1,446,826)	(1,370,640)
Total liabilities, US GAAP	$714,926	$641,487

Non-controlling interest, Canadian GAAP	$10,320	$10,320
Reclassification of non-controlling interest to shareholders’ equity	(10,320)	(10,320)
Total non-controlling interest, US GAAP	$-	$-

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)

a)     Reconciliation of Consolidated Balance Sheet Items (Continued)

(ii)	Reconciliation of shareholders’ equity

	2011	2010

Consolidated statements of shareholders’ equity
Share capital, Canadian and US GAAP	$42,705,053	$40,742,124

Contributed surplus, Canadian GAAP	8,343,960	5,857,421
Stock-based compensation expense	60,000	60,000

Contributed surplus, US GAAP	8,403,960	5,917,421

Accumulated other comprehensive income, Canadian and US GAAP	1,062,321	425,695

Non-controlling interest, Canadian GAAP	-	-
Reclassification of non-controlling interest to shareholders’ equity	10,320	10,320

Non-controlling interest, US GAAP	10,320	10,320

Deficit, end of year, Canadian GAAP	(32,481,501)	(31,256,121)
Stock-based compensation expense	(60,000)	(60,000)
Deferred exploration expenditures, net	(15,868,768)	(14,718,069)
Future income taxes	1,446,824	1,370,640
Deficit, end of year, US GAAP	(46,963,445)	(44,663,550)
Total shareholders’ equity, US GAAP	$5,218,209	$2,432,010

b) Reconciliation of Consolidated Statement of Operations Items

	2011	2010	2009

Income (loss) for year, Canadian GAAP	$(1,225,380)	$1,711,611	$(3,746,165)
Deferred exploration expenditures	(1,150,699)	(324,301)	(1,683,613)
Future income taxes	162,143	(2,774,334)	533,297
Foreign exchange gain (loss)	(85,959)	(465,402)	866,933
Net loss for the year, US GAAP	(2,299,895)	(1,852,426)	(4,029,548)
Unrealized gain (loss) on investments, Canadian and US GAAP	636,626	465,643	(88,479)
Net comprehensive loss, US GAAP	$(1,663,269)	$(1,386,783)	$(4,118,027)
Loss per share, US GAAP – Basic and diluted	$(0.08)	$(0.06)	$(0.16)

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)

c) Reconciliation of Consolidated Statements of Cash Flows

	2011	2010	2009

Cash used in operating activities per Canadian GAAP	$(636,878)	$(574,119)	$(557,733)
Mineral properties expenditures	(1,149,094)	(357,480)	(1,609,696)
Cash flows used in operating activities per US GAAP	$(1,785,972)	$(931,599)	$(2,167,429)

Cash used in investing activities under Canadian GAAP	$(1,251,929)	$(349,212)	$(1,774,063)
Mineral properties expenditures	1,149,094	357,480	1,609,696
Cash provided by (used in) investing activities under US GAAP	$(102,835)	$8,268	$(164,367)

d)  Recently Adopted Accounting Standards

(i)
In August 2009, FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value”. This update amends ASC 820, “Fair Value Measurements and Disclosure”, in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset; (ii) the quoted price for a similar liability or for a similar liability when traded as an asset; or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update is effective for the Company in the first quarter of the 2010 fiscal year. The adoption of this update did not have any impact on the Company’s consolidated financial statements.

(ii)
In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”, which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements.  This standard is effective for the Company’s interim and annual periods commencing January 1, 2011 and will require additional disclosure such as disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)

(iii)
In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718)”.  The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance or service condition is required to be classified as a liability.   The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award.  The Company is currently evaluating the impact of this update on the consolidated financial statements.

(iv)
The FASB has issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value”. The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and IFRSs.

The amendments to the FASB ASC in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For non-public entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Non-public entities may apply the amendments in ASU 2011-04 early, but no earlier than for interim periods beginning after December 15, 2011.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: August 15, 2011	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

Exhibit Index

Exhibit Number	Name

1.1	Memorandum of Coral Gold Resources Ltd.*
1.2.	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*
___________________________
*  Previously filed.