Form 20-F
period 2012-01-31
CORAL GOLD RESOURCES, LTD.
filed 2012-06-15
CIK 813639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________

FORM 20-F
__________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2012

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

570 Granville Street, Suite 900, Vancouver, British Columbia V6C 3P1, Canada
(Address of principal executive offices)

David Wolfin, Tel: 604 682-3701, Email: dwolfin@coralgold.com
570 Granville Street, Suite 900, Vancouver, British Columbia V6C 3P1, Canada
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

There were 33,563,649 common shares, without par value, issued and outstanding as of January 31, 2012.

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
☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated File	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

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

We were organized under the Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Coral Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and to Coral Gold Corp. on September 9, 1987.  On September 14, 2004, we changed our name to Coral Gold Resources Ltd. in conjunction with a 10 to 1 share consolidation and transitioned to the British Columbia Business Corporations Act on July 15, 2004.  The principal executive office of the Company is located at 570 Granville Street, Suite 900, Vancouver, British Columbia, V6C 3P1, and its telephone number is 604-682-3701.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For all periods up to and including the year ended January 31, 2012, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’). The annual audited consolidated financial statements for the year ended January 31, 2012 are our first annual consolidated financial statements that have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘‘IASB’’) and IFRS 1, First Time Adoption of International Financial Reporting Standards. See International Financial Reporting Standards — Transition from Canadian GAAP to IFRS in our ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ included in this annual report on Form 20-F under ‘‘Item 5 — Operating and Financial Review and Prospects.’’

We have prepared the annual audited consolidated financial statements that comply with IFRS as described in the accounting policies in Note 2 of our annual audited consolidated financial statements. In preparing the annual audited consolidated financial statements, our opening statement of financial position was prepared at February 1, 2010, our date of transition to IFRS. Note 18 of our annual audited consolidated financial statements explains the principal adjustments we made in restating our Canadian GAAP statements of financial position as at February 1, 2010 and January 31, 2011 and our previously published Canadian GAAP consolidated statements of operations and comprehensive loss for the year ended January 31, 2011.

GLOSSARY OF TECHNICAL TERMS

assay	An analysis to determine the presence, absence or quantity of one or more elements.
au	The elemental symbol for gold.
carlin type
Carlin–type gold deposits are sediment-hosted disseminated gold deposits. These deposits are characterized by invisible (typically microscopic and/or dissolved) gold in pyrite and arsenopyrite. The deposit is named after the Carlin mine, the first large deposit of this type discovered in the Carlin Trend, Nevada.

chert	A rock resembling flint and consisting essentially of crypto-crystalline quartz or fibrous chalcedony.
CIM Standards	Canadian Institute of Mining
cryptocrystalline	is a rock texture made up of such minute crystals that its crystalline nature is only vaguely revealed even microscopically in thin section by transmitted polarized light.
crystalline	consisting of or containing crystals.
devonian	is a geologic period and system of the Paleozoic Era spanning from the end of the Silurian Period, about 416.0 ± 2.8 Million years ago.
diamond drill	A rotary type of rock drill that uses diamonds to cut a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.
eocene	is the second of five era’s in the Tertiary Period and lasted from about 55.8 to 33.9 million years ago.
fault	A fracture in a rock where there has been displacement of the two sides.
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

HQ diameter	is a diamond drill bit size with an outside diameter of 88.9 mm and an internal diameter of 77.8 mm.
hydrothermal	Hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
intrusive	A rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.
IRR	Internal Rate of Return
lode claim	A mining claim on an area containing a known vein or lode.
microcrystalline	material is a crystallized substance or rock that contains small crystals visible only through microscopic examination.
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

mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR Royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.
NPV	Net Present Value
ordovician	is a geologic period and system, the second of six of the Paleozoic Era, and covers the time between 488.3±1.7 to 443.7±1.5 million years ago.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
oxide	A compound of oxygen and some other element.
paleozoic	is the earliest of three geologic eras of the Phanerozoic Eon, spanning from roughly 542 to 251 million years ago.
phanerozoic eon	is the current geologic eon in the geologic timescale. It covers roughly 542 million years.
placer claim	A mining claim located upon gravel or ground whose mineral contents are extracted by the use of water, by sluicing, hydraulicking, etc.
porphyry	Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
RQD
Rock Quality Designation - a technique that is used in geotechnical engineering principles in which that determines the quality of rock that was recovered when taking a core sample. It means rock quality designation and representative cross sections of the core sample must reach, or exceed 90- 100 mm in length for it to be considered excellent in quality.

SG	Specific gravity
silurian
is a geologic period and system that extends from the end of the Ordovician Period, about 443.7 ± 1.5 million years ago (mya), to the beginning of the Devonian Period, about 416.0 ± 2.8 million years ago.

slaven chert	A thin-bedded brown to gray-green chert with interbeds of black argillite, siltstone, and bedded barite.
tertiary	a widely used term for the geologic period from 65 million to 2.6 million years ago.
ton	Imperial measurement of weight equivalent to 2,000 pounds.
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
trench	A long, narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
wenban limestone	Devonian limestones best exposed on the western flank of Wenban Peak south of the town of Cortez, Nevada.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.           Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended January 31, 2012.

For the years ended January 31, 2012 and 2011, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our January 31, 2011 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior years and the periods ended January 31, 2010, 2009 and 2008. We have adjusted our consolidated financial information at and for the year ended January 31, 2011, in accordance with IFRS 1, and therefore the financial information set forth in this annual report on Form 20-F for the year ended January 31, 2011 may differ from information previously published. We adopted IFRS with a transition date of February 1, 2010. For details regarding the adjustments made with respect to the comparative data refer to Note 18 to our annual audited consolidated financial statements contained in this annual report on Form 20-F.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended January 31, 2012 and 2011. The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 17 — Financial Statements.’’

	Year Ended January 31,
	2012	2011
Operations
Revenue	$-	$-
Expense
General and Administrative	772,587	1,276,817
Net Income (loss)	(773,813)	(1,559,781)
Net Earnings (loss) Per Share	(0.02)	(0.05)

Weighted Average Number of Shares Outstanding	33,483,650	31,294,001

	As at January 31,
Balance Sheet	2012	2011	2010
Working Capital	$1,166,663	$2,577,722	$630,567
Total Assets	20,756,599	21,380,222	17,360,378
Liabilities	2,719,920	2,740,928	2,241,200
Shareholders’ Equity	18,036,679	18,639,294	15,119,178

In accordance with Canadian GAAP

The tables below for the year ended January 31, 2010, 2009 and 2008 contain selected financial data prepared in accordance with Canadian GAAP, which have been derived from our previously published audited consolidated financial statements for the periods ended on such dates.

Canadian	Year Ended January 31,
	2010	2009	2008
Operations
Revenue	$-	$-	$-
Expense
General and Administrative	1,613,713	2,516,862	1,359,172
Net Income (loss)	1,711,611	(3,746,165)	(1,319,185)
Net Earnings (loss) Per Share	0.07	(0.15)	(0.06)

Weighted Average Number of Shares Outstanding	25,093,778	24,979,312	23,570,728

	As at January 31,
Balance Sheet	2010	2009	2008
Working Capital	$648,921	$959,419	$3,322,447
Total Assets	17,791,566	17,633,626	18,185,688
Liabilities	2,022,447	5,378,755	3,925,356
Shareholders’ Equity	15,769,119	12,254,871	14,260,332

US GAAP	Year Ended January 31,
	2010	2009	2008
Operations
Revenue	$-	$-	$-
Income (loss) for year under Canadian GAAP	1,711,611	(3,746,165)	(1,319,185)
Adjustments:
Deferred exploration expenditures	(324,301)	(1,683,613)	(2,006,961)
Future income taxes	(2,774,334)	533,297	620,710
Foreign exchange gain (loss)	(465,402)	866,933	(553,133)
Net loss for the year under US GAAP	(1,852,426)	(4,029,548)	(3,258,569)
Unrealized gain (loss) on investment securities	465,643	(88,479)	(19,352)
Comprehensive loss for the year per US GAAP	(1,386,783)	(4,118,027)	(3,277,921)
Loss per share under US GAAP	(0.06)	(0.16)	(0.14)

	As at January 31,
Balance Sheet	2010	2009	2008
Total assets under Canadian GAAP	$17,791,566	$17,633,626	$18,185,688
Adjustments	(14,718,069)	(14,393,768)	(12,710,156)
Total assets under US GAAP	3,073,497	3,239,858	5,475,532

Total shareholders’ equity under Canadian GAAP	15,769,119	12,254,871	14,260,332
Adjustments	(13,337,109)	(9,773,072)	(9,489,690)
Total shareholders’ equity under US GAAP	2,432,010	2,481,799	4,770,642

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2008	1.0603	1.0022	1.1853	0.9170
2009	1.0849	1.2364	1.2969	0.9719
2010	1.1272	1.0650	1.3000	1.0251
2011	1.0260	1.0022	1.0778	0.9862
2012	0.9970	1.0052	1.0604	0.9449

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate.  As of June 14, 2012, the exchange rate was CDN$1.0270 for each US$1.

Month	High	Low
January 2012	0.9986	1.0272
February 2012	1.0016	0.9986
March 2012	1.0015	0.9849
April 2012	1.0039	0.9807
May 2012	1.0349	0.9839
June 2012	1.0443	1.0210

B.	Capitalization and Indebtedness

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

Limited and volatile trading volume.  Although the Company’s common shares are listed on the TSX Venture Exchange (the “TSX-V”), the Frankfurt Stock Exchange (the “FSE”), and the Berlin-Bremen Stock Exchange and quoted in the United States on the Over the Counter Bulletin Board (the “OTCBB”), the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price.  In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.  During the 2012 fiscal year, the Company’s common share price fluctuated on the TSX-V between a low of $0.30 and a high of $1.10.  Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

Difficulty for United States investors to effect service of process against the Company.  The Company is incorporated under the laws of the Province of British Columbia, Canada.  Consequently, it will be difficult for United States investors to effect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act.  The majority of the Company’s directors and officers are residents of Canada.  A judgment of a United States court predicated solely upon such civil liabilities would likely be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar.  The Company’s offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company’s currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange gain of $1,281 in fiscal 2012.  The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk.  Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

The Company has incurred net losses since its inception and expect losses to continue.  The Company has not been profitable since its inception. For the fiscal year ended January 31, 2012, the Company had a net loss of $773,813 and an accumulated deficit on January 31, 2012 of $29,041,040. As the Company is currently at the exploration stage and has no reserves of precious metals, there is no assurance that the Company will be profitable in the future.

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

FINRA rules will make it more difficult to trade the Company’s common shares. The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may limit a stockholder’s ability to buy and sell our stock. In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

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

The Company is a natural resource company primarily engaged in the exploration and development of natural resource properties.  Its principal business activities have been the exploration of certain mineral properties located in the states of Nevada and California in the United States. Since fiscal 2009, the Company has spent $2,294,992 on mineral property acquisition and exploration expenditures on its properties in the State of Nevada.  The properties comprise of four separate claim groups known as: (i) the Core Claims; (ii) the Carve Out Claims; (iii) the Norma Sass; and (iv) the Ruf Claims.

In the 2006 fiscal year, the Company completed the purchase of 1,391,860 shares of Marcus Corporation (“Marcus”), representing 98.49% of the total issued shares of Marcus.  Marcus is a non-reporting Nevada corporation which owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property (as defined herein).  By acquiring Marcus, the Company now controls Marcus and owns an indirect interest in the mining lease between the Company and Marcus which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million.

Please refer to Note 4 of the financial statements (Item 17) for information regarding the Company’s principal expenditures on its mineral properties.

B.           Business Overview

Operations and Principal Activities

Presently, the Company’s principal business activity is the exploration and development of mineral properties.  The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and future exploration will be required before final evaluation as to the economic and legal feasibility is determined.

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

Seasonality

Due to the climate in the States of Nevada and California, the Company is generally not affected by seasonality.

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

Environmental Regulations

The Company’s exploration programs in Nevada and California are subject to state and federal regulations regarding environmental considerations.  All operations involving the exploration for the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners.  The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment.  All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of exploration or production operations.  Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection.  Such legislation, as well as further interpretation of existing laws in the United States, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of operations, the extent of which cannot be predicted.  Environmental problems known to exist at this time in the United States may not be in compliance with regulations that may come into existence in the future.  This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such problem and could substantially reduce earnings.  At the present time, the Company’s exploration activities in Nevada and California are in compliance with all known environmental requirements.

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

There is no underground or surface plant or equipment located on the Robertson Mining Claims and the following figures provide location details with respect to the Robertson Mining Claims.

(i)           Robertson Property

The Robertson Property is the subject of four technical reports dated January 15, 2004, April 25, 2006, January 27, 2008 and January 18, 2012. The first two technical reports were prepared by Robert McCusker, P.Geol. in accordance with NI 43-101 (“McCusker Reports”). The third and fourth reports were prepared by Beacon Hill Consultants (1988) Ltd. (“Beacon Hill”) of Vancouver, British Columbia (the “Beacon Hill Report”). The first Beacon Hill report was a NI 43-101 resource estimate that included the zones located within the Robertson’s Core claims only. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Carve Out (Excluded) claims (joint ventured with Cortez Gold Mines (“Cortez”), a joint venture owned by Barrick Gold Corporation), were not part of the estimate. The 2012 report was an NI 43-101 compliant preliminary economic assessment of the advanced stage Altenburg Hill, Porphyry and Gold Pan zones analyzing a combination of open pit mining methods and cyanide heap leach.

Property Description and Location

The Robertson Property is an advanced-stage gold exploration project located in eastern Lander County, Nevada, 60 miles southwest of Elko.  Coral Resources, Inc., a wholly owned subsidiary of the Company, acquired control of the Robertson Property in 1986. The core property consists of 562 unpatented federal lode claims, mill sites, placer claims and nine patented lode claims covering over 8,500 acres of public lands administered by the U.S. Bureau of Land Management (the “BLM”). The Company is record owner of 485 claims and controls an additional 76 claims through a series of mineral leases and option agreements.

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

A summary compilation of the terms of these agreements are presented in the table below:

Mining Lease and Option Agreements

Company/Date	Number of Claims	Option Payment	Production Royalty	Advance Royalty Payment
Core: Tenabo Gold Mining Co. Nov. 30, 1975	13	$2M	8% NSR	$12,000/yr
Northern Nevada Au, Inc. Sept. 30, 1986	12	$-	4% GSR	$9,600/yr
Albany Gold Corp. (Geomex)	All	$1.25M	3% NSR	Nil
Other Areas: Mauzy, et al Apr. 21, 1989	36	$1.5M	2% NSR	$18,000/yr
Jay and Grace Wintle	9	$-	5% GSR	$21,600/yr
Filippini/Breckon (June Claims)	6	$1M	3% NSR	$25,000/yr

Annual federal rental fees of US$106,553, payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2011-2012 assessment year.

History and Exploration

The Robertson Property is located in the Tenabo area, a sub-district of the Bullion mining district in Lander County, Nevada.  Historic lode mining in this district dates from 1905 and placer gold was discovered in many of the dry washes in the Tenabo area in 1916.  Between 1937 and 1939, a small dragline dredge and washing plant operated in the district, and a dredge was reported by Humphrey to be operating in lower Mill Gulch in 1945.

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

Effective December 30, 1999, pursuant to the terms of the Option Agreement, Cortez elected to terminate the Option Agreement.  This required the Company to post its own security for the reclamation bond for the Robertson Property and obtain a full release of Placer’s guarantee of the original reclamation bond.  In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Property to reduce its US$2,000,000 reclamation bond that Placer had guaranteed for the Company.  The Company was able to obtain a release of Placer’s guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond.  The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash.  In fiscal year ended 2006, with more reclamation work having been completed and accounted for, the reclamation bond was further reduced to US$228,205.  In fiscal year ended 2007, with further drilling activities being proposed and performed, the required reclamation bond was increased to US$282,268.  In fiscal year ended 2008, additional planned exploration activities in Nevada were approved and the required reclamation bond was increased to US$319,400 and then again in fiscal year ended 2009 up to US$389,387. In fiscal 2012 the Company increased the reclamation bonds by US$34,600. As at January 31, 2012, the total reclamation deposits were $417,393 (US$416,228).

During 2004 and 2005, the Company conducted three drilling programs consisting of 32 reverse circulation holes totaling 24,020 feet on the Robertson Property.  The focus of this exploration was to expand and further define the 39A Zone, test the “deep” Gold Pan Zone for extensions of the 39A Zone and offset previous ore-grade intersections in the “distal target area”.

A report entitled “Update of the Geological Report on the Robertson Property” April 25, 2006 on gold resources at the Robertson Property was submitted by Robert McCusker, Consulting Geologist, a “qualified person” in accordance with the requirements of NI 43-101.

During fiscal 2006, the Company completed a major drilling program on the Robertson Property. Drilling was completed in two phases. The drilling program totaled 35,615 feet of reverse circulation drilling in 46 holes. Depths ranged from 450 feet to 1,500 feet. Due to the relatively flat-lying nature of mineralization at the Robertson Property, all holes were drilled vertically.  Phase I consisted of 14 reverse circulation (RC) drill holes, CR06-2 through CR06-15, totaling 11,355 feet which were completed in the immediate vicinity of the existing 39A Zone indicated mineral resource. Phase II consisted of 32 RC holes, CR06-16 through CR06-48A, totaling 24,260 feet which were completed in (1) the Distal Zone; (2) on the northeast flank of Altenburg Hill; (3) in the gravel-covered area between the Altenburg Hill and the Porphyry Zone mineral resource; and (4) along a northeast-striking structural zone in the Porphyry Zone. Drilling operations during Phase I and Phase II drilling were directly supervised by Robert McCusker.

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

Follow up mapping, rock sampling and infill gravity surveys in 2008 lead to the Company’s identification of a new lower plate target zone that extends from the Company’s deep hole, 2 km to the south.  The West Deep Carlin-type target adds significant discovery potential to the Robertson Property for a world-class gold deposit.  The target zone lies north of the Pipeline Mine open pit along a projected mineralized fault and fracture system that controls gold within that deposit.  Considerably more drilling on the Robertson Property “West Deep” target is warranted.  The Company continues to seek joint venture partners for a proposed deep drilling program to follow up the results from the 2007 drilling program.

In February 2008, the Company received the NI 43-101 compliant Mineral Resource Estimate for the Robertson Property, Lander County, Nevada report dated January 27, 2008, prepared by Beacon Hill, Robert McCusker and Jasman Yee  (updated in October 2009). The original estimate, based on a gold price of US$600 per ounce in 2008, raised the Robertson Property inferred mineral resource to 91.2 million tons with an average grade of 0.0253 oz Au/ton containing over 2.3 million ounces of gold, an increase of 110% over the previous NI 43-101 estimate from April 2006 (22.9 million tons averaging 0.031 oz Au/ton of measured and indicated mineral resources and 9.4 million tons at 0.046 oz Au/ton of inferred mineral resources). In October 2009, it was decided that US$850 per ounce should be used to more accurately represent the resources that may be reasonably expected to be extracted. Based on this lower gold cut-off value of 0.0106 oz Au/ton, the inferred mineral resources at the Robertson Property increased to 178.9 million tons at a grade of 0.0189 oz Au/ton and containing 3.4 million ounces, which is a 47% increase over the figure reported in the 2008 report.

In 2008, the Company commissioned Beacon Hill to not only update the Robertson Property resource estimate but to also outline a program for continued development of the Core Claims in 2008 and beyond. Beacon Hill recommended a three-pronged development approach:

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

In 2008, the Company entered into a contract for 37,600 feet of reverse circulation drilling on Robertson Property. The agreement, signed with Lang Exploratory Drilling of Salt Lake City, Utah, began in April following permit approval from the BLM.  Robert McCusker supervised the drill program as the “qualified person” under NI 43-101.

In September 2008, the Company completed its reverse circulation drilling program at Robertson.  The program totaled 22,835 feet of drilling in 33 vertical holes which ranged in depth from 500 to 1200 feet.  The holes were located on the Altenburg Hill, South Porphyry, 39A and Distal zones in order to increase the gold resource in these zones.

Both Phase I and Phase II were aimed at expanding and upgrading the Robertson Property inferred resource.

The planned 21 diamond drill holes of Phase II ranged from 300 to 1,000 feet in depth. It was anticipated that Phase II drilling would:

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

In February 2010, the Company announced a US$1.5 million plan and budget aimed at advancing the Robertson Property towards a preliminary economic assessment Report (“PEA”). The program was to consist of 36 diamond core and 22 reverse circulation holes along with metallurgical test work. In addition, the plan focused on upgrading near-surface oxide resources in the Gold Pan, Altenburg Hill and Porphyry zones to the measured and indicated categories. The metallurgical test work was designed to help establish the suitability of the oxide mineralization in those zones for heap leaching.

In April 2010, SRK Consulting (US) Inc. (“SRK Consulting”), the Company’s environmental compliance and permitting consultants, submitted an amended Plan of Operation (“APO”) to the BLM and the Nevada Department of Environmental Protection (“NDEP”) to allow the Company to carry out its 2010 work plan. A setback occurred when the BLM declined the drilling permit application because the Company’s existing Environmental Assessment (“EA”) was out of date. The BLM suggested that the APO be withdrawn and to revert back to a previous Plan of Operation from 2007 (the “2007 PO”) that allowed drilling on certain areas of the property without any amendments. In June 2010, the APO was withdrawn. SRK Consulting was immediately commissioned to commence work on the new EA.

Despite the permitting setback, 12 RC holes at Triplet Gulch that were previously permitted under the 2007 PO were drilled in 2010.

A limited diamond drilling program at the Gold Pan and Altenburg Hill zones was also permitted under the 2007 PO. A program totaling 6,700 feet was conducted that represents the first phase of the diamond core drill program announced in the company’s 2010 work plan and budget. The program was designed to verify the 2008 RC drilling assay results and provide material for metallurgical test work. The Gold Pan, Altenburg Hill and Porphyry zones represent near surface resources that could potentially be developed as an open pit/heap leach operation. Past metallurgical testing of Porphyry Zone mineralization returned favorable gold recoveries from the oxide material.

In June 2011, the BLM accepted the fifth submission of the APO and the kick off meeting was held on July 20th, 2011.  The meeting outlined the need for a new EA.  In particular, the various categories to be studied in the EA including cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice and socio economic issues.

Studies had been in progress since November 2010 but the EA did not officially start until July 2011.  The cultural studies were done by Kautz and Co. of Reno, Nevada.  Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire EA.

As the Company anticipated, the work did not locate native religious sites or burial grounds etc. but the ghost mining town of Tenabo has required detailed study.

With regard to wildlife, there is sage grouse and mule deer habitat at Robertson Property.  There are also bats in old mine shafts and adits and golden eagles nesting on the high wall of the old Gold Quartz open pit.  The need to study some of these species over a period of at least one year will mean that the completed EA is expected to be submitted to the BLM in July 2012.

Compliance with the EA process is mandatory.  The various categories studied are the subject of numerous Nevada State and US Federal laws.  Fortunately, not all are applicable to the Robertson Property.

The EA process takes time and costs money.  The Company spent approximately $500,000 in 2011 on the Amendment to the Plan of Operations (“APO”) and Environmental Assessment (“EA”)

The Company expects that if the BLM accepts the EA as complete, it will rule that the extensive drilling and test pit program proposed in the APO can be done at certain times of the year and using environmentally safe practices which will result in little or no impact on the environment and give the Company the permit to proceed.

The cultural and wildlife surveys were sufficiently completed by year end to allow the Company to demonstrate to the BLM that 13 proposed diamond core holes on the Porphyry zone (which form part of the proposed Phase 1 drilling in the PEA) do not impact on cultural or wildlife areas.  Phase 1 diamond core drilling of the porphyry zone will involve "Twinning" 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if "historic" Amax drilling data can be used with confidence to upgrade the level of confidence in the resources.  The BLM have approved the work program for the holes under the existing 2007 Amendment to the Plan of Operations.

In April, 2012 Coral began the phase one diamond drilling at porphyry gold zone providing core for leach tests at McLelland Labs in Reno, Nevada.  Results will be released as they are received.

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

In addition the Company authorized SRK Consulting to prepare:

(a) a Comprehensive Permit, List and Schedules (a diary of permitting requirements); and

(b) a memo of existing reclamation status and planning for further reclamation.

As at January 31, 2012, the Company has a reclamation deposit of  US$416,228 (2011 - US$381,628) as required by the BLM.

Environmental Liabilities

In 1988-89, the Company operated a small open pit gold mining operation and heap leach facility on the Robertson Property.  The resulting disturbances include three small open pit mines, waste dumps, haul roads, drill roads, open drill holes, and a 350,000 ton heap leach facility and related recovery plant.  In 1994, a reclamation plan was prepared by Amax and submitted to the Battle Mountain office of the BLM.  The cost to perform the reclamation of the mine site was estimated at that time to be US$2,000,000. In 2001, the Company began reclamation activities which were accelerated in 2002, with the recontouring of waste dumps, reclamation of the leach pad, haul roads and the filling of all open drill holes. As a result of this activity, in June 2003, the BLM reduced the bonding requirements for the project to US$406,000.

In March 2003, on behalf of the Company, SRK Consulting submitted a final plan for permanent closure of the mine with the BLM and NDEP.  The closure plan was approved by both agencies.  As a result of this work, during 2004 the BLM lowered the bonding requirements to $226,205. The Company currently maintains a required performance bond with the Nevada State Office of the BLM in the amount of US$416,228.

Permitting

In 2002, the Company submitted and was granted a five year renewal of Water Pollution Control Permit (NEV60035) by the NDEP for the Robertson Property.  This permit is now renewed annually and reports are submitted quarterly. In addition, the Company has a Stormwater Pollution Control Permit which is also renewed annually.

The Company continues to conduct reclamation and exploration activities under a Plan of Operation (NV067688) approved in 1989 by the BLM, which was subsequently updated to the 2007 PO. In April 2010, SRK Consulting, submitted the APO to the BLM and NDEP to allow the Company to carry out its 2010 work plan. A setback occurred when the BLM declined the drilling permit application because the Company’s existing EA was out of date. The BLM suggested that the APO be withdrawn and to revert back to a previous 2007 PO that allowed drilling on certain areas of the property without any amendments. In June 2010, the APO was withdrawn. SRK Consulting was immediately commissioned to commence work on the new EA.

From 2000 to 2003, no exploration activity was conducted on the Robertson Property; however, during that period a significant amount of surface reclamation was completed on the property.  As a result, any new exploration activities in reclaimed areas will require submission and approval of an Amendment to the Plan of Operation.  Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance.  Much of the Robertson Property has been previously cleared under various surveys conducted by Amax.  Recent and planned future exploration activities by the Company have moved outside the area covered by previous archeological surveys.  It is possible that future exploration will experience delays in receiving approval because additional surveys will be required by state and federal agencies.

Geological Setting

Geologically, the Robertson Property consists of a series of relatively flat-lying, vertically stacked thrust sheets that form part of the Roberts Mountain allochthon, which is composed of siliciclastic rocks from Ordovician to the Devonian age.  The district is dominated by a very thick sequence of middle to late Devonian Slaven Chert composed mainly of argillite, chert, lesser siltstone and shale, and minor intermediate volcanic rocks.  Structurally overlying the Slaven Chert along the north and east sides of the district are a sequence of rusty brown weathering siltstone, sandstone and very minor limestone of the Silurian Elder Sandstone.

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

Mineralization at the Robertson Property is strongly controlled by a system of low and high-angle faults and related fracture zones.  Brecciation associated with axial plane shear zones developed in isoclinal folds are also important hosts for mineralization.  Although individual structures host ore-grade gold, higher grades commonly occur where one or more structures intersect.

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

Mineral Resource Estimates

In 2007, Beacon Hill was commissioned by the Company to update the resource estimate on the Robertson Property.  The purpose of the study was to incorporate additional drilling completed in 2006 in an updated resource estimate and to establish a program for continued development and provide a basis for a subsequent technical report. The final NI 43-101 compliant report, Mineral Resource Estimate for the Robertson Property, Lander County, Nevada report was received by the Company in February 2008. The new estimate, based on a gold price of US$600 per ounce, raised the Robertson Property inferred resource to over 2.3 million ounces of gold, an increase of 110% over the previous NI 43-101 report estimate from April 2006. A portion of the oxide resources are locally exposed at the surface and are potentially in an open pit mining configuration. Some of the new resources remain open to expansion on strike and at depth.

In October 2009, the Company received the revised resources for the Robertson Property from Beacon Hill utilizing lower cut-off grades to reflect the positive movement in the price of gold over the last three years. These revised values are based on the NI 43-101 report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill in January 2008. The original estimate was based on a gold price of US$600 per ounce, a conservative estimate of gold prices in 2007. The 2008 report estimated the inferred mineral resources for the Robertson property to be 91.2 million tons averaging 0.0253 oz Au/ton and containing over 2.3 million ounces of gold. Gold prices over the last three years have been significantly higher than US$600.  To more closely reflect the rolling average gold price for the preceding three years, it was decided that a price of US$850 per ounce should be used. Based on a gold cut-off value of 0.0106 oz Au/ton, the inferred mineral resource at Robertson increased to 178.9 million tons averaging 0.0189 oz Au/ton and containing nearly 3.4 million ounces, a 47% increase over the figure reported in 2008.  It should be noted that operating costs used to calculate the new cut-off grade may not accurately reflect actual operating costs and could adversely affect the resource estimate.

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

In an effort to offer perspective and comparison, the following table from 2009 listed the Robertson Property deposit resources for all zones at varying cut-off grades and corresponding metal prices. Note that as of the date the table was produced (October 9, 2009), the gold price was at a record high of US$1,050 per ounce.

All Zones	Au Cut-off	Au Price	Tons	Ounces Per Ton	Ounces of Au
	0.009	1000	259,786,897	0.016	4,156,590
	0.0095	950	215,146,526	0.0174	3,743,550
	0.0106	850	178,924,188	0.0189	3,381,667
	0.012	750	149,133,203	0.0205	3,057,231
	0.0129	700	125,174,186	0.0221	2,766,350
	0.015	600	91,284,840	0.0253	2,309,506

The mineral resources in the table above were estimated using the CIM Standards on Mineral Resources and Reserves and is compliant with NI 43-101.

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

Also, an octant search was used as it aids in declustering the estimate by avoiding over-influence of individual drill holes or sectors being overly informed and, avoiding the use of samples that clustered together and were thereby redundant. The maximum number of composites allowed in any one octant was two.

Preliminary Economic Assessment

In January 2012, Beacon Hill completed a PEA on the Altenburg Hill, Porphyry and Gold Pan areas of the Robertson Property based upon a combination of open pit mining methods and cyanide heap leach.

In completing the study Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting.

The results of the evaluation are as follows:

Resources and Mining

•	Est. inferred resources at a cut-off of 0.005 ozAu/t	78.2 million tons grading 0.0138 ozAu/t.
•	In situ gold	1,080,900 ozs
•	Development period to construction decision	5 years
•	Mine life	10.5 years
•	Average production rate	21,300 tpd
•	Ore to waste Strip Ratio	0.6:1
•	Leach recovery HG cut off 0.0147 ozAu/t	67%
•	Leach recovery LG cut off 0.005 to 0.0147 ozAu/t	45%
•	Saleable gold	608,000 ozs

Note:
Due to the uncertainty that may be attached to an inferred mineral resource, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured resource as a result of continued exploration.

Economics

Two alternatives were reviewed, owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated	Contractor Operated
	US$ millions	US$ millions
Development Cost	16.5	16.5
Initial Capital Cost	122.1	97.0
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

Results of Economic Analysis at Various Gold Prices (Owner Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.44	180.6	96.2	5.91
1500	20.13	247.2	147.1	4.72
1750	27.40	358.3	230.7	3.91

Results of Economic Analysis at Various Gold Prices (Contactor Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.43	159.4	85.4	5.94
1500	20.96	226.4	135.9	4.86
1750	29.18	337.8	219.7	3.82

Note:
It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is taken and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

The PEA indicates that the Robertson Property is one of merit that warrants further development.  The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies and permitting and completion of a prefeasibility study.  The cost of this work is estimated to be US$7.9 million as shown below.

Summary of Expenditures to Completion of Prefeasibility

Description	Estimated Cost $
Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

Exploration and definition drilling consists of the following:

Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

1.
Porphyry Zone:  “Twinning” 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if “historic” Amax drilling data can be used with confidence to upgrade the level of confidence in the resources. In addition, a further 17 RC holes, totaling about 7,600 ft, to be drilled along the west and south boundaries of the Porphyry Zone to test for possible extensions to mineralization.

2.	Altenburg Hill/South Porphyry Area: Twenty-five RC holes totaling 12,400 ft.

3.	Gold Pan Zone: Twenty wide-spaced diamond core holes totaling 10,000 ft to verify continuity and grade retuned in historic drilling.

4.	Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area.

The proposed metallurgical test work consists of variability testing expected to be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

•	prepare composite material representing larger zones of each deposit to define the crush size and other process conditions;
•	crushing work index and abrasion testing;
•	mineralogical evaluation of column feed and products;
•	extensive column work to determine optimum crush size and other process conditions;
•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;
•	additional processing parameters to be investigated including reagent use and concentrations;
•	leach evaluation on material that is below the cut-off grades of the various deposits which was classified as waste based on dump leaching of run of mine, low grade materials; and
•	laboratory test work on up to 10 tonnes of 100% minus 300 mm (~12”) feed.

Note also that the PEA concerns only the relatively shallow portions of these three deposits: Gold Pan, Porphyry and Altenburg Hill.  Other deposits such as Distal, 39A, Triplet Gulch and a zone to the east of Gold Pan were not part of this study.  However, all deposits form part of the 2011 calculation of the resources by Beacon Hill using a base case of US$1,350 per ounce. (Inferred mineral resource of 191 million tonnes @ 0.0143 oz Au/ton containing a total of 2.741 million ounces). It should be noted the resources are reported with consideration for their reasonable expectation of economic extraction as defined using an optimized pit shell.

The EA process has been advancing over the past year and we expect to submit the overall report in June 2012.

The PEA also shows the logistical advantages of the Robertson Property, namely:

•	Nevada State Highway 305, a paved all weather road which is the main access to Barrick’s Cortez Operations (adjoins the Robertson Property to the south) crosses the south east corner of the property;

•	A network of gravel roads give easy access to the gold resources at the Robertson Property;

•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;

•
The electric power transmission line which supplies Cortez, parallels State Highway 306 and crosses the Robertson Property.  The proposed gold recovery plant would be built adjoining the power transmission line. (ie. internal power lines will be very short);

Workers at Cortez are bussed from Elko for a 12 hour shift, for a four day work week.  Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko or alternatively, they could live in Crescent Valley, Nevada, eight miles distant on the State Highway 306.

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

The Company plans to rely on Cortez to further explore the property for mineral resources and no further work on the Carve-Out Claims is proposed at this time.

There is no underground or surface plant or equipment located on the Carve-Out Claims, nor any known body of commercial ore.

(iii)         Norma Sass and Ruf Claims, Nevada, U.S.A

Effective December 31, 1999, the Company and Levon Resources Ltd. (“Levon”), entered into a fourth amending agreement whereby Levon could earn an undivided 50% interest in the Norma Sass and Ruf Claims upon completion of certain terms.  This agreement was further amended effective December 31, 2001 (but signed on October 3, 2002), whereby Levon was transferred a 33.3% interest in the Company’s interest in the Norma Sass  and Ruf claims, in consideration of 300,000 common shares of Levon previously issued to the Company and the prior payment of $350,294 for exploration work.  The Company currently owns a 66.6% interest in the Norma Sass and Ruf claims (subject to certain royalties to underlying property owners, as described below) following the execution of the December 2001 fifth amending agreement with Levon.

In January 2005, the Company announced the formation of an exploration agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”).  The agreement covered the Norma Sass, Blue Nugget and Lander Ranch claims and also included the partnership with Levon.  Under the agreement, Agnico-Eagle could earn a 51% interest in the Norma Sass, Blue Nugget and Lander Ranch claims by completing at least 45,000 feet of exploration drilling and paying certain advance royalties.

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

In September 2008, the Company entered into an exploration, development and mine operating agreement with Barrick wherein Barrick granted the option to acquire up to a 75% interest in the Company’s and Levon interests in the Norma Sass Property, Nevada.

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

On March 8, 2012, the Company renewed the agreement for a renewal term of four (4) years beginning on March 22, 2012 to March 22, 2016.  The annual rent payment under this agreement will increase by $5,000 for an aggregate annual rental payment of $30,000.

No further work on the June Claims is proposed at this time.

(v)           JDN Claims, Nevada, U.S.A. (formerly known as the JD Mining Claim)

On December 16, 1986, the Company acquired six mining claims on 550 acres of land near Crescent Valley Lander County, Nevada for US$10,000.  Several claims were added in 1987 (from the JD Group).  The JDN claims consisting of 27 potential lode mining claims totaling 560 acres are a re-staking of the original JD claims. The JDN Claims are located approximately three miles north of the Robertson Mining Claims.  In 1987, geological mapping was conducted.  In fiscal year 1994, the Company optioned a 50% interest in the JDN claims to Mill Bay Ventures Inc., formerly First International Metals Corp., referred to as “Mill Bay”, a company with two directors in common to the Company, for $10,000 and an initial installment of 50,000 common shares of Mill Bay.  On February 5, 1997, Mill Bay exercised the option by issuing to the Company an additional 50,000 common shares and completion of specified exploration work.

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

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the annual audited consolidated financial statements and the notes thereto included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’).

For all periods up to and including the year ended January 31, 2011, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’). The annual audited consolidated financial statements for the year ended January 31, 2012 are our first annual consolidated financial statements that have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘‘IASB’’) and IFRS 1, First Time Adoption of International Financial Reporting Standards.

We have prepared the annual audited consolidated financial statements that comply with IFRS as described in the accounting policies in Note 2 of our annual audited consolidated financial statements. In preparing the annual audited consolidated financial statements, our opening statement of financial position was prepared as of February 1, 2010, our date of transition to IFRS. Note 18 in the annual audited consolidated financial statements explains the principal adjustments we made in restating our Canadian GAAP statements of financial position as of February 1, 2010 and January 31, 2011 and our Canadian GAAP consolidated statements income and comprehensive income for the year ended January 31, 2011.

A.  Results of Operations

Year ended January 31, 2012 compared with the year ended January 31, 2011.

Operating and administrative expenses

Operating and administrative expenses were $772,587 for fiscal 2012 compared with of $1,276,817 for fiscal 2011, a decrease of $504,230. Decreases in administrative and operating costs include $495,918 in share-based payments, $118,636 in investor relations and $14,572 in travel costs. Share-based payments expense decreased during the current year as no new options were granted. Lower expenses in investor relations in fiscal 2012 were due to a six-month marketing program that was completed in fiscal 2011. Offsetting the decreases were increases in salaries of $37,490 due to more personnel and therefore higher salary and benefits costs. There was also an increase in office and miscellaneous expenses of $32,752 relating to moving the Company’s head office which resulted in higher rent and general overhead costs.

Loss for the year

The loss for fiscal 2012 was $773,813 compared with a loss of $1,559,781 for fiscal 2011, a decrease of $785,968. The decrease of $785,968 was primarily due to a decrease in operating and administrative expenses of $504,230 as noted above. In addition to the decreases in operating and administrative costs were decreases in other income items. During fiscal 2012 there was an increase in foreign exchange gains due to fluctuations in foreign exchange rates. During the fiscal 2012 the Company recorded a gain in foreign exchange of $1,281 as compared to a foreign exchange loss of $14,662 in fiscal 2011. Deferred income tax expense was $31,291 for fiscal 2012 compared to $290,956 for fiscal 2011. The deferred tax expense arises due to differences in the carrying values of assets and liabilities and their tax values and the Company’s ability to utilize any of its deferred income tax assets to offset the deferred income liability.

Currency Fluctuations

The Company’s currency fluctuation exposure is primarily to the U.S. Dollar. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk.  Fluctuations in and among the currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

B.  Liquidity and Capital Resources

Currently, the Company has no operating income but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of options and warrants.

During fiscal 2012 the Company incurred exploration expenditures that increased its mineral property carrying value on the Robertson Property and Ruff and Norma Sass Property by $1,129,018 and $5,770 respectively. At January 31, 2012, the Company had working capital of $1,166,633 and cash and cash equivalents of $1,314,494.

Management believes the Company has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interests the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

C.  Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration company with no research and development policies.

Refer to Part I Business overview for a summary of our exploration activities.

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

F.  Tabular Disclosure of Contractual Obligations

As of January 31, 2012, the Company had the following contractual obligations:

Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
-
Total	$-	$-	$-	$-	-

The Company has a cost-sharing agreement to reimburse Oniva (a related Company) for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month’s notice by either party.

G.  Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The following is a list of the Company’s directors and senior management as at June 14, 2012.  The directors are elected for a term of one year at the annual meeting of shareholders.  This year’s annual meeting will be held on July 16, 2012.

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
September 2008

Malcolm Davidson*	Chief Financial Officer	Chief Financial Officer of the Company and of Avino Silver & Gold Mines Ltd., and Gray Rock Resources Ltd.	January 2012

(1)        Mr. David Wolfin is the son of Mr. Louis Wolfin.
*       On January 18, 2012 Ms. Lisa Sharp resigned as CFO, and Mr. Malcolm Davidson was appointed CFO.

B.  Compensation

During the last completed fiscal year, the Company had three executive officers, namely its Chief Executive Officer (“CEO”), David Wolfin, , its Chief Financial Officer (“CFO”), Malcolm Davidson and its former CFO, Lisa Sharp.

1)	Compensation Discussion and Analysis

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers.  The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The three components of the compensation package are included to enable the Company to meet different objectives.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees.  The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

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

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

2)	Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial years ended January 31, 2012 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)3	All other compensation ($)	Total compensation ($)
David Wolfin(4) President, CEO & Director	2012	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000
malcolm davidson(5) CFO	2012	$800	NIL	NIL	NIL	NIL	NIL	$800
Lisa Sharp(5) Former CFO	2012	$27,231	NIL	NIL	NIL	NIL	NIL	$27,231

1 The Company does not currently have any share-based award plans.
2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.  The Company did not grant any stock options in 2012.
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
5  On January 18, 2012 Ms. Lisa Sharp resigned as CFO, and Mr. Malcolm Davidson was appointed CFO.

Annual Base Salary

Base Salary for the executive officers is determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the executive officers is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives.  The Company does not have a long-term incentive plan.

Option Based Award

An Option Based Award is in the form of an incentive stock option plan.  The objective of the incentive stock option is to reward executive officers, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.  The plan currently used by the Company is 2011 Stock Option Plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.  For details of the option plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular dated June 11, 2012.

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

As of January 31, 2012, stock options to purchase a total of up to 2,515,000 shares have been granted and remain outstanding under the Plan, leaving 841,365 options available for issuance. All previous grants of option-based awards are taken into account when considering new grants.

3)	Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
David Wolfin President, CEO and Director	100,000 90,000 105,000 55,000 300,000	$1.00 $0.76 $0.45 $0.80 $0.40	Sept 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Malcolm Davidson* CFO	20,000 75,000	$0.80 $0.40	Jan 21, 2016 Feb 22, 2017	Nil Nil	Nil Nil	Nil Nil
Lisa Sharp* Former CFO	50,000 50,000 35,000	$0.76 $0.45 $0.80	Jan. 13, 2015 Sep 17, 2015 Jan 21, 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2012 and the exercise price of the option. The closing market price of the Company’s common shares as at January 31, 2012 was $0.40 per common share.

* On January 18, 2012 Ms. Lisa Sharp resigned as CFO, and Mr. Malcolm Davidson was appointed CFO.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended January 31, 2012:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil
Malcolm Davidson* CFO	Nil	Nil	Nil
Lisa Sharp* Former CFO	Nil	Nil	Nil

(1)  The options have no value since the exercise price was higher than the market price at the grant date.
* On January 18, 2012 Ms. Lisa Sharp resigned as CFO, and Mr. Malcolm Davidson was appointed CFO.

4)	Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)	Termination and Change of Control Benefits

The Company does not have any employment contracts with the executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

6)	Director Compensation

The Company pays its independent directors $750 per quarter and an additional $750 per quarter for being a member of three or more committees.

The following table sets forth the value of all compensation paid to the directors in their capacity as directors during the most recently completed financial year ended January 31, 2012:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Louis Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Gary Robertson*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Chris Sampson	NIL	NIL	NIL	NIL	NIL	NIL	NIL
David Wolfin(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ronald Andrews*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
* Independent and Non-Employee Directors.
(1)  The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.  The Company did  not grant any stock options in 2012.
(2)   CEO’s, see Summary Compensation Table.

No director of the Company who is not a named executive officer has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors except for the granting of stock options; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V")

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2012:
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Louis Wolfin	75,000 80,000 50,000 100,000	$0.76 $0.45 $0.80 $0.40	Jan. 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Gary Robertson	75,000 50,000 50,000 40,000 75,000	$1.00 $0.76 $0.45 $0.80 $0.40	Sep 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Chris Sampson	25,000 25,000 50,000 40,000 75,000	$1.00 $0.76 $0.45 $0.80 $0.40	Sep 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Ronald Andrews	50,000 50,000 40,000 75,000	$0.76 $0.45 $0.80 $0.40	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2012 and the exercise price of the option. The closing market price of the Company's common shares as at January 31, 2012 was $0.40 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended January 31, 2012:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Louis Wolfin	Nil	Nil	Nil
Gary Robertson	Nil	Nil	Nil
Chris Sampson	Nil	Nil	Nil
Ronald Andrews	Nil	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company does not have an employment contract with the executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

C.  Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the Companies previous annual general meeting, held on July 28, 2011, the shareholders elected Ronald Andrews, Gary Robertson, Chris Sampson, David Wolfin, and Louis Wolfin as directors.

The Board has considered the relationship of each director to the Company and considers two of the five directors to be “unrelated” (Messrs. Andrews and Robertson).  “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

D.   Employees

As at January 31, 2012 and 2011, the Company has one full-time employee located in Nevada, United States. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp (“Oniva”).

E.   Share Ownership

The following table sets out the share ownership of the individuals referred to in “Compensation” as of June 14, 2012:

Name of Beneficial Owner	Number of Shares	Percent

Louis Wolfin	2,526,601	7.53%
Chris Sampson	66,300	*
Ronald Andrews	Nil	*
Gary Robertson	173,550	*
David Wolfin	790,600	2.35%
Malcolm Davidson	Nil	N/A
Lisa Sharp	Nil	N/A

*Less than one percent

Outstanding Options

The following information, as of June 14, 2012, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date

David Wolfin* President, CEO and Director	100,000 90,000 105,000 55,000 300,000	Sept 26, 2007 Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012	$1.00 $0.76 $0.45 $0.80 $0.40	Sept 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017

Louis Wolfin* Director & Former CEO	75,000 80,000 50,000 100,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012	$0.76 $0.45 $0.80 $0.40	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017

Malcolm Davidson** CFO	20,000 75,000	Jan 21, 2011 Feb 22, 2012	$0.80 $0.40	Jan 21, 2016 Feb 22, 2017

Lisa Sharp** Former CFO	50,000 40,000 35,000 25,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012	$0.76 $0.45 $0.80 $0.40	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017

Chris Sampson Director	25,000 25,000 50,000 40,000 75,000	Sep 26, 2007 Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012	$1.00 $0.76 $0.45 $0.80 $0.40	Sep 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017

Ronald Andrews Director	50,000 50,000 40,000 75,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012	$0.76 $0.45 $0.80 $0.40	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017

Gary Robertson Director	75,000 50,000 50,000 40,000 75,000	Sept 26, 2007 Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012	$1.00 $0.76 $0.45 $0.80 $0.40	Sept 26, 2012 Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017

* On June 28, 2010, Mr. Louis Wolfin resigned as CEO and Mr. David Wolfin was appointed CEO.
** On January 18, 2012 Ms. Lisa Sharp resigned as CFO, and Mr. Malcolm Davidson was appointed CFO.

Item 7.  Major Shareholders and Related Party Transactions

A.   Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government or by any other natural or legal person(s) severally or jointly.

As of June 14, 2012 to the knowledge of the Company’s directors and senior officers, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities other than Louis Wolfin who owned 2,526,601 common shares, approximately 7.53% of the outstanding common shares.

B.   Related Party Transactions

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)            Management transactions

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers during the years ended January 31 was as follows:

	2012	2011

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$117,000	$112,500
Other members of key management	47,774	39,800

Share-based payments
Members of the Board of Directors	-	275,870
Other members of key management	-	82,244
	$164,774	$510,414

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from a related party:

	January 31, 2012	January 31, 2011	February 1, 2010
Levon Resources Ltd.	$26,916	$20,596	18,354

c)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are payable to related parties:

	January 31, 2012	January 31, 2011	February 1, 2010
Directors	$11,876	$-	$6,000
Oniva International Services Corp.	22,134	2,429	14,949
Sampson Engineering Inc.	3,615	3,794	2,073
	$37,625	$6,223	$23,022

d)            Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12. The transactions with Oniva during the years ended January 31 are summarized below:

	2012	2011

Salaries and benefits	$150,725	$112,258
Office and miscellaneous	116,160	55,178

	$266,885	$167,436

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from a related party as at January 31, 2012 is comprised of $66,139 ((US$65,955) (January 31, 2011 - US$59,664)) less an allowance for non collection of $39,223 ((US$39,113) (January 31, 2011 - US$39,113)) due from a company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties as at January 31, 2012 include $22,134 (January 31, 2011 - $2,429) due to Oniva, $11,876 (January 31, 2011 - $nil) due to directors of the Company, and $3,615 (January 31, 2011 - $3,794) due to two private companies each controlled by directors.

Amounts due are without stated terms of interest or repayment.

C.   Interests of Experts and Counsel

Not Applicable.

Item 8.  Financial Information

A.   Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 17 to this Annual Report and include the following:

•	Independent Auditors’ Report;
•	Consolidated Statements of Financial Position as at January 31, 2012, January 31, 2011 and February 1, 2010;
•	Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2012, and 2011;
•	Consolidated Statements of Changes in Equity for the years ended January 31, 2012 and 2011;
•	Consolidated Statements of Cash Flows for the years ended January 31, 2012 and 2011; and
•	Notes to the Consolidated Financial Statements for the years ended January 31, 2012 and 2011.

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

B.   Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since January 31, 2012.

Item 9.  The Offering and Listing

A.   Offer and Listing Details

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX-V and in United States dollars on the OTCBB for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last four months.

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Four Months	High	Low	High	Low
May 2012	0.365	0.27	0.3617	0.27
April 2012	0.39	0.36	0.394	0.3517
March 2012	0.43	0.35	0.43	0.348
February 2012	0.41	0.36	0.42	0.354

2011-2012	High	Low	High	Low
Fourth Quarter ended January 31, 2012	0.66	0.36	0.6177	0.3567
Third Quarter ended October 31, 2011	0.68	0.30	0.7319	0.3086
Second Quarter ended July 31, 2011	0.79	0.58	0.87	0.6019
First Quarter ended April 30, 2011	1.09	0.73	1.13	0.713

2010-2011	High	Low	High	Low
Fourth Quarter ended January 31, 2011	1.00	0.47	1.01	0.49
Third Quarter ended October 31, 2010	0.56	0.31	0.55	0.29
Second Quarter ended July 31, 2010	0.59	0.28	0.59	0.26
First Quarter ended April 30, 2010	0.66	0.46	0.65	0.46

Last Five Fiscal Years	High	Low	High	Low
2012	1.09	0.30	1.13	0.3567
2011	1.10	0.57	1.13	0.60
2010	1.00	0.275	0.93	0.15
2009	1.49	0.11	1.49	0.07
2008	3.98	0.45	1.17	0.45

*
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

B.  Memorandum and Articles of Association

Coral Energy Corporation was incorporated on January 22, 1981 under the Company Act of the Province of British Columbia, which changed its name to Coral Energy Corporation on March 3, 1981.  On September 9, 1987, Coral Energy Corporation changed its name to the Coral Gold Corp. On September 13, 2004, the Company changed its name to Coral Gold Resources Ltd. in conjunction with a 10:1 share consolidation.

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

Not Applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.  Controls and Procedures

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

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the Company.  The Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2012 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2012 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

The Company has taken steps to enhance and improve the design of the Company’s internal controls over financial reporting, however these steps were not complete as of January 31, 2012.  During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.  To remediate such weaknesses, we plan to implement the following changes during the Company’s fiscal year ending January 31, 2013: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

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

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting in the year ended January 31, 2012; however, as a result of the evaluation of the Company’s internal control over financial reporting as of January 31, 2012, conducted by the Company’s principal executive officer, principal financial officer and an independent consultant, we expect to make such changes during the year ending January 31, 2013.

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

Item 16C.  Principal Accountant Fees and Services

The independent auditor for the years ended January 31, 2012, 2011 and 2010 was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP for the audit of the Company’s annual financial statements for the fiscal year ended January 31, 2012 were $38,000 (2011 - $38,500; 2010 - $38,500).

Audit-Related Fees

The audit related fees billed by Smythe Ratcliffe LLP for the year ended January 31, 2012 are estimated to be $5,000 (2011 - $5,000; 2010 - $5,084). These fees relate to the advisory services provided with respect to the Company’s Form 20-F.

Tax Fees

The tax fees billed by Smythe Ratcliffe LLP for the years ended January 31, 2012 are $1,500 (2011 - $2,000; 2010 - $1,500).

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were nil for the fiscal years ended January 31, 2012, 2011, and 2010.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2012.  The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.  The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Changes in Registrants Certifying Accountant

None.

Item 16G.  Corporate Governance

Not applicable.

Item 16H.  Mine Safety Disclosure

Under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and under the SEC's recently adopted Item 104 of Regulation S-K, each operator of a coal or other mine is required to include disclosures regarding certain mine safety results in its periodic reports filed with the SEC. The operation of the our quarries is subject to regulation by the federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977.  We do not own any operating mines in the United States and as a result, this information is not required.

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
__________________________
*  Incorporated by reference from a previous filing.

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Audited Consolidated Financial Statements

For the years ended January 31, 2012 and 2011

(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

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

The Company’s consolidated financial position  as at January 31, 2012 and 2011 and February 1, 2010 and its financial performance and its cash flows for the years ended January 31, 2012 and 2011 have been audited by Smythe Ratcliffe LLP, Chartered Accountants and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”
David Wolfin	Malcolm Davidson
President & CEO	Chief Financial Officer
June 14, 2012	June 14, 2012

INDEPENDENT AUDITORS’ REPORT

TO THE  OF CORAL GOLD RESOURCES LTD.
(an exploration stage company)

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd., which comprise the consolidated balance  as at January 31, 2012, January 31, 2011 and February 1, 2010, and the consolidated statements of operations and , changes in   and cash flows for the  ended January 31, 2012 and January 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our  in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2012, January 31, 2011 and February 1, 2010, and its financial performance and its cash flows for the  ended January 31, 2012 and January 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $733,813 for the year ended January 31, 2012 and has a deficit of $29,41,040 as of January 31, 2012.  These conditions, along with other matters set forth in note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, Canada
June 14, 2012

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	January 31, 2012	January 31, 2011	February 1, 2010
			(Note 18)	(Note 18)
ASSETS
Current assets
Cash and cash equivalents		$1,314,494	$2,695,864	$700,772
Other amounts receivable		29,912	37,767	13,617
Prepaid expenses		5,653	39,996	4,694
		1,350,059	2,773,627	719,083

Exploration and Evaluation Assets	4	17,893,018	16,758,230	15,598,026
Property and Equipment	5	108,207	107,029	5,873
Investments in Related Companies	6	961,006	1,338,540	610,967
Advances Receivable from a Related Party	10b	26,916	20,596	18,354
Reclamation Bonds	7	417,393	382,200	408,075
Total Assets		$20,756,599	$21,380,222	$17,360,378

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$145,801	$189,682	$65,494
Advances payable to related parties	10c	37,625	6,223	23,022
		183,426	195,905	88,516

Reclamation Provision	11	175,529	168,158	157,722
Deferred Tax Liability	16	2,360,965	2,376,865	1,994,962
Total liabilities		2,719,920	2,740,928	2,241,200

EQUITY
Share Capital	8	43,954,422	43,389,425	40,875,379
Equity Reserves		2,380,998	3,249,640	4,844,349
Accumulated Other Comprehensive Income		731,979	1,062,321	425,695
Accumulated Deficit		(29,041,040)	(29,072,412)	(31,036,565)
Equity Attributable to Equity Holders of the Company		18,026,359	18,628,974	15,108,858
Equity Attributable to Non-Controlling Interests		10,320	10,320	10,320
Total Equity		18,036,679	18,639,294	15,119,178
Total Liabilities and Equity		$20,756,599	$21,380,222	$17,360,378

Subsequent Events – Note 19

Approved by the Board of Directors:

/s/ Louis Wolfin Director	/s/ Gary Robertson Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

	Note	2012	2011
			(Note 18)

Operating and Administrative Expenses
Depreciation		$1,845	$1,679
Consulting fees		96,951	28,783
Directors’ fees		12,000	17,250
Investor relations and shareholder information		109,690	228,326
Legal and accounting		58,676	64,268
Finance costs	11	7,067	11,228
Listing and filing fees		24,646	24,463
Management fees		106,140	105,000
Office and miscellaneous		90,259	57,507
Salaries and benefits		169,483	131,993
Share-based payments	9	63,146	559,064
Travel		32,684	47,256
		772,587	1,276,817

Loss before other items and income tax		(772,587)	(1,276,817)

Other Income (Expenses)
Interest and other income		28,784	22,654
Foreign exchange gain (loss)		1,281	(14,662)
LOSS BEFORE INCOME TAX		(742,522)	(1,268,825)

Deferred income tax expense		(31,291)	(290,956)
NET LOSS FOR YEAR		(773,813)	(1,559,781)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on available for sale securities, net of tax (note 6)		(330,342)	636,626
COMPREHENSIVE LOSS FOR YEAR		$(1,104,155)	$(923,155)

Loss per Share - Basic and Diluted		$(0.02)	$(0.05)

Weighted Average Number of Common Shares Outstanding		33,483,650	31,294,001

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

					Reserves
	Note		Number of Common Shares	Share Capital Amount	Equity Settled Employee Benefits	Reserve for Warrants	Total Equity Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit		Total Equity

Balance, February 1, 2010	18		25,513,271	$40,875,379	$1,900,107	$2,944,242	$4,844,349	$425,695		$(31,036,565)	$15,108,858
Common shares issued for cash:
Private placement	8	b	7,000,120	2,453,843	-	1,396,223	1,396,223	-		-	3,850,066
Share issuance costs	8	b	-	(354,117)	-	61,258	61,258	-		-	(292,859)
Exercise of options	8	b	436,000	327,000	-	-	-	-		-	327,000
Share-based payments	9		-	-	559,064	-	559,064	-		-	559,064
Transfer of reserve on exercise of options	8	b	-	87,320	(87,320)	-	(87,320)	-		-	-
Transfer of expired options and warrants			-	-	(579,692)	(2,944,242)	(3,523,934)	-		3,523,934	-
Unrealized gain on investment in securities, net of tax	6		-	-	-	-	-	636,626		-	636,626
Net loss for the year			-	-	-	-	-	-		(1,559,781)	(1,559,781)
Balance, January 31, 2011			32,949,391	$43,389,425	$1,792,159	$1,457,481	$3,249,640	$1,062,321		$(29,072,412)	$18,628,974

Balance, January 31, 2011	18		32,949,391	$43,389,425	$1,792,159	$1,457,481	$3,249,640	$1,062,321		$(29,072,412)	18,628,974

Common shares issued for cash:
Exercise of options	8	b	95,000	48,950	-	-		-		-	48,950
Exercise of warrants	8	b	519,258	389,444	-	-	-	-		-	389,444
Transfer of reserve on exercise of options and warrants			-	126,603	(37,875)	(88,728)	(126,603)	-		-	-
Share-based payments	9		-	-	63,146	-	63,146	-		-	63,146
Transfer of expired options and warrants			-	-	(805,185)	-	(805,185)	-		805,185	-
Unrealized loss on investment in securities, net of tax	6		-	-	-	-	-	(330,342)		-	(330,342)
Net loss for the year			-	-	-	-		-		(773,813)	(773,813)
Balance, January 31, 2012			33,563,649	$43,954,422	$1,012,245	$1,368,753	$2,380,998	$731,979	$	(29,041,040)	$18,026,359

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD
Consolidated Statements of Cash Flows
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

	Note	2012	2011

			(Note 18)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(773,813)	$(1,559,781)
Adjustments for non-cash items:
Depreciation		1,845	1,679
Share-based payments		63,146	559,064
Foreign exchange gain (loss)		354	16,086
Finance costs		7,067	11,228
Deferred income tax expense		31,291	290,956

		(670,110)	(680,768)
Net change in non-cash working capital	15	(54,845)	43,890

		(724,955)	(636,878)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets		(1,056,544)	(1,149,094)
Purchase of property and equipment		(3,023)	(102,835)
Increase in reclamation bond		(34,696)	-

		(1,094,263)	(1,251,929)

FINANCING ACTIVITIES
Issuance of shares for cash, net		438,394	3,884,207

Effect of exchange rate fluctuations on cash and equivalents		(546)	(308)

Net (decrease) increase in cash and equivalents		(1,381,370)	1,995,092
Cash and cash equivalents, beginning of the period		2,695,864	700,772

Cash and cash equivalents, beginning of the period, end of the period		$1,314,494	$2,695,864

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid during the year for:
Interest expense		$252	$8
Income taxes		$-	$-
Expenditures on exploration and evaluation assets included in advances payable to related parties, net		$79,849	$1,605

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

1.      NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada.

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

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

At January 31, 2012, the Company had working capital of $1,166,633 (January 31, 2011 - $2,577,722; February 1, 2010 - $630,567) and an accumulated deficit of $29,041,040 (January 31, 2011 - $29,072,412; February 1, 2010 - $31,036,565). Management believes the Company has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund payments for administration, ongoing commitments and current planned exploration programs.

2.      BASIS OF PRESENTATION

Statement of compliance and conversion to International Financial Reporting Standards

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first IFRS annual consolidated financial statements to be presented in accordance with IFRS and IFRS 1 First-time Adoption of IFRS has been applied. Previously the Company prepared its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 18 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, operations and comprehensive loss along with reconciliations of the statements of financial position as at February 1, 2010 and January 31, 2011 and the statements of operations and comprehensive loss and cash flows for the year ended January 31, 2011.

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.  The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect, subject to certain IFRS transition elections described in Note 18.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

2.      BASIS OF PRESENTATION (continued)

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 25, 2012.

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.  Transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.  Foreign currency translation differences are recognized in net loss for the year.

Significant Accounting Judgements and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable, which are included in the consolidated statements of financial position;
•	the carrying value and recoverable amount of exploration and evaluation assets;
•	the estimated useful lives of property and equipment;
•	the recoverability and measurement of deferred tax assets and liabilities;
•	the provisions for estimated site restoration obligations; and
•	the inputs used in accounting for share-based payments expense in the consolidated statements of operations and comprehensive loss.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	California, USA	Exploration Company

Coral Energy Corporation	100%	California, USA	Holding Company

Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, marketable securities, amounts due from related party, accounts payable and amounts due to related parties. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalents as FVTPL. Marketable securities are classified as available for sale and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are cashable readily convertible into a known amounts of cash.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties and capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in exploration and evaluation assets prior to commercial production.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine development properties, and subsequently amortized over the life of the resources associated with the area of interest once mining operations have commenced.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities, and certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

Property and equipment are depreciated annually at the following rates:

Computer hardware	20% declining balance
Equipment	20% declining balance
Vehicles	5 years straight line

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of comprehensive income or loss.

Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of property and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

At each financial reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrants are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price of common shares.

Share-based payment transactions

The share option plan allows Company employees, directors and consultants to acquire shares of the Company.  All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  For non-employees, share-based payments are measured at the fair value goods and services received or the fair value or the fair value of the equity instruments issued, if it is determined the fair value cannot be reliably measured, and are recorded at the date the goods or services are received.   The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to equity reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from equity reserves to deficit.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.    In the Company's case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax.  Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the statement of financial position asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

New accounting standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

The Company has not early-adopted these standards, amendments and interpretations. However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

New accounting standards effective February 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards and interpretations not yet adopted (continued)

New accounting standards effective February 1, 2012 (continued)

IAS 12 Income Taxes - In December 2010, the IASB issued an amendment to International Accounting Standard (”IAS”) 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

New accounting standards effective January 1, 2013

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards and interpretations not yet adopted (continued)

New accounting standards effective January 1, 2013 (continued)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: (i) inventory produced and (ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in other comprehensive income.

IFRS 9 is effective for annual periods beginning on or after January 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.      EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2010	$15,568,411	$29,612	$3	$15,598,026

Exploration costs during year:
Assays	143,601	-	-	143,601
Consulting	292,968	-	-	292,968
Drilling	507,771	-	-	507,771
Lease payments	90,684	-	-	90,684
Mapping	9,468	-	-	9,468
Taxes, licenses and permits	87,809	5,251	-	93,060
Water analysis	395	-	-	395
Reclamation provision	12,752	-	-	12,752
Adjustment to reclamation provision	9,505	-	-	9,505

Balance, January 31, 2011	16,723,364	34,863	3	16,758,230

Exploration costs during year:
Assays	85,025	-	-	85,025
Consulting	804,056	-	-	804,056
Drilling	4,515	-	-	4,515
Lease payments	105,304	-	-	105,304
Mapping	22,401	-	-	22,401
Taxes, licenses and permits	92,629	5,770	-	98,399
Water analysis	574	-	-	574
Reclamation provision	14,514	-	-	14,514

Balance, January 31, 2012	$17,852,382	$40,633	$3	$17,893,018

a)	Robertson Property

The Company has certain interests in 803 patented and unpatented lode mining claims located in the Bullion Mining District, Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments. The Robertson group is comprised of three claim groups known as the Core claims, the Carve-out claims and the Ruf claims.

(i)	Core Claims – 100% interest

The Company holds an undivided interest in 561 patented and unpatented lode mining claims. The Company owns outright 485 of these claims of which 39 unpatented lode claims and two placer claims are owned by the Company’s 98.49% owned subsidiary, Marcus.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.      EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(i)	Core Claims – 100% interest (continued)

The remaining 76 claims are leased by the Company as follows:

(a)	June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop and exploit six lode mining claims, which form part of the core area of the Robertson Property.  The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012.

The property is subject to a 3% NSR royalty, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

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

(d)	Blue Nugget, Lander Ranch and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to nine Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property (Notes 4(a)(iii) and 4(b)). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.      EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (Continued)

(i)	Core Claims – 100% interest (continued)

(e)	Northern Nevada Lease

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

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd (“Levon”), a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 4(a)(i)(d) and 4(b)) of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table.

A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

b)	Norma Sass Property

The Company holds a 66.67% interest in the 35 Norma Sass mining claims located in the Bullion Mining District, Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement (Note 4(a)(i)(d)). The remaining 33.33% interest is held by Levon (Note 4(a)(iii)).

By way of an agreement dated September 25, 2008, the Company and Levon granted Barrick an option to acquire a 60% interest in these claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

•	Incur US$250,000 on or before December 31, 2009 (completed);

•	Incur US$250,000 on or before December 31, 2010;

•	Incur US$500,000 on or before December 31, 2011;

•	Incur US$500,000 on or before December 31, 2012;

•	Incur US$600,000 on or before December 31, 2013; and

•	Incur US$900,000 on or before December 31, 2014.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.      EXPLORATION AND EVALUATION ASSETS (continued)

b)	Norma Sass Property (continued)

Barrick may earn an additional 10% by incurring an additional US$1,500,000 by December 13, 2015. Barrick may earn an additional 5% by carrying the Company and Levon through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US$6,000,000 and granting them a 2% NSR royalty. During the year ended January 31, 2011, Barrick elected to terminate the agreement.

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

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

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

5.      PROPERTY AND EQUIPMENT

	Land		Vehicles		Computer Hardware		Equipment		TOTAL

	$		$		$		$		$
COST
Balance at January 31, 2010		-		6,920		5,926		436		13,282
Additions		102,834		-		-		-		102,834
Balance at January 31, 2011		102,834		6,920		5,926		436		116,116
Additions		-		-		-		3,023		3,023
Balance at January 31, 2012		102,834		6,920		5,926		3,459		119,139

ACCUMULATED DEPRECIATION
Balance at January 1, 2010		-		2,537		4,537		335		7,409
Depreciation		-		1,380		278		20		1,678
Balance at January 31, 2011		-		3,917		4,815		355		9,087
Depreciation		-		1,380		220		245		1,845
Balance at January 31, 2012		-		5,297		5,035		600		10,932

CARRYING VALUE
At January 31, 2010		-		4,383		1,389		101		5,873
At January 31, 2011		102,834		3,003		1,111		81		107,029
At January 31, 2012		102,834		1,623		891		2,859		108,207

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

6.      INVESTMENT IN RELATED COMPANIES

At January 31, 2012, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$880,778	$957,895
Mill Bay Ventures Inc.*	51,873	41,634	(38,523)	3,111

		$118,751	$842,255	$961,006

*Mill Bay Ventures Inc. had a 10:1 consolidation

At January 31, 2011, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$1,248,455	$1,325,572
Mill Bay Ventures Inc.	518,731	41,634	(28,666)	12,968

		$118,751	$1,219,789	$1,338,540

At February 1, 2010, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$513,101	$590,218
Mill Bay Ventures Inc.	518,731	41,634	(20,885)	20,749

		$118,751	$492,216	$610,967

Certain directors of Levon and Mill Bay Ventures Inc. (“Mill Bay”) are also directors of the Company.

During the year ended January 31, 2012, the Company recognized an unrealized loss of $330,342 (January 31, 2011 - $636,626 unrealized gain), which is included in OCI.

7.      RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed. As at January 31, 2012, the total reclamation deposits were $417,393 (US$416,228) (January 31, 2011 - $382,200 (US$381,628); January 31, 2010 - $408,075 (US$381,628)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.07% (2011 - 0.10%).

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

8.      SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value.  All shares outstanding are fully paid.

b)	Issued

During the year ended January 31, 2012, 95,000 options were exercised for gross proceeds of $48,950. The Company reallocated the fair value of these options and warrants previously recorded in the amount of $37,875 from the equity settled employee benefit reserve.

During year ended January 31, 2012, 519,258 warrants were exercised for total proceeds of $389,444. The Company reallocated the fair value of these warrants previously recorded in the amount of 88,727 from the reserve for warrants to share capital.

On April 1, 2010, the Company closed the first tranche of a private placement of 5,245,120 units at a price of $0.55 per unit for gross proceeds of $2,884,816. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 1, 2012. In March 2012, the Company extended the expiry date of these options to October 1, 2012.

The Company paid to certain finders a cash commission equal to 6% or 10% of the applicable gross proceeds of the financing ($242,461) and issued compensation options equal to 6% or 10% of the units sold under the offering (415,427). Each compensation option was exercisable at a price of $0.75 and entitled the holder to one common share.  The options expired on April 1, 2011.

The fair value of the warrants and compensation options issued were estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rates of 1.97%, dividend yield rates of $nil, volatility of 128.75% and 100.95%, and expected lives of 2 years and 1 year. The fair value of the common shares issued was calculated based on the market value of the Company’s shares on April 1, 2010. Of the $2,884,816 total aggregate proceeds raised, $1,050,467 was attributable to warrants and $1,834,349 was attributable to common shares. The compensation options were valued at $58,977.

On April 23, 2010, the Company closed the final tranche of a private placement of 1,755,000 units at a price of $0.55 per unit for gross proceeds of $965,250. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 23, 2012. In March 2012, the Company extended the expiry date of these options to October 23, 2012.

The Company paid to certain finders a cash commission equal to 6% or 10% of the applicable gross proceeds of the financing ($28,945) and issued compensation options equal to 10% of certain units sold under the offering (19,000). Each compensation option was exercisable at a price of $0.75 and entitled the holder to one common share.  The options expired April 23, 2011.

The fair value of the warrants and compensation options issued have been estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rates of 1.97, dividend yield rates of $nil, volatility of 127.70% and 100.78%, and expected lives of 2 years and 1 year. The fair value of the common shares issued was calculated based on the market value of the Company’s shares on April 23, 2010. Of the $965,250 total aggregate proceeds raised, $345,756 was attributable to warrants and $619,494 was attributable to common shares. The compensation options were valued at $2,281.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

8.      SHARE CAPITAL (continued)

b)	Issued (continued)

During the year ended January 31, 2011, 436,000 stock options were exercised for total proceeds of $327,000. The Company reallocated the fair value of these options previously recorded in the amount of $87,320 from reserve for equity settled employee benefits to share capital.

c)	Share purchase warrants and compensation options

A summary of the share purchase warrants and compensation options issued, exercised and expired during the years ended January 31, 2012 and 2011 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Balance, January 31, 2010	4,230,000	$1.17
Issued	7,434,547	$0.75
Exercised	(436,000)	$0.75
Expired	(4,230,000)	$1.17
Balance, January 31, 2011	6,998,547	$0.75
Exercised	(519,258)	$0.75
Expired	(15,169)	$0.75
Balance, January 31, 2012	6,464,120	$0.75

Details of share purchase warrants outstanding as of January 31, 2012 and 2011 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	January 31, 2012	January 31, 2011

April 1, 2011	$0.75	-	415,427
April 23, 2011	$0.75	-	19,000
April 1, 2012*	$0.75	4,709,120	4,809,120
April 23, 2012**	$0.75	1,755,000	1,755,000
		6,464,120	6,998,547

*   In March 2012, the expiry date of these options was extended to October 1, 2012.
** In March 2012, the expiry date of these options was extended to October 23, 2012.

d)     Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants.  Under the terms of the option plan, options issued will not exceed 10% (2011 - 20%) of the issued and outstanding shares from time to time.  The option price under each option is not less than the discounted market price on the grant date.  The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

8.      SHARE CAPITAL (continued)

d)	Stock options (continued)

For the years ended January 31, 2012 and 2011, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, January 31, 2010	2,522,500	$1.05
Granted	1,393,000	$0.62
Expired	(622,500)	$1.17
Stock options outstanding, January 31, 2011	3,293,000	$0.85
Exercised	(95,000)	$0.52
Expired	(683,000)	$1.24
Stock options outstanding, January 31, 2012	2,515,000	$0.76

A summary of stock options outstanding and exercisable as at January 31, 2012 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date

25,000	$0.35	0.53	$0.05	August 13, 2012
550,000	$1.00	0.65	$0.00	September 26, 2012
200,000	$0.80	0.98	$0.00	January 21, 2013
100,000	$1.00	1.04	$0.00	February 14, 2013
15,000	$1.00	1.25	$0.00	May 1, 2013
565,000	$0.76	2.95	$0.00	January 13, 2015
595,000	$0.45	3.63	$0.00	September 17, 2015
465,000	$0.80	3.98	$0.00	January 21, 2016

2,515,000

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

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

3,293,000

The number of options exercisable at January 31, 2011 is 3,026,750 with a weighted average exercise price of $0.86

9.      SHARE-BASED PAYMENTS

No stock options were granted during the year ended January 31, 2012. Options granted to an investor relations consultant during the year ended January 31, 2011 were fully vested at January 31, 2012.

The Company recorded total share-based payments of $63,146 (January 31, 2011 - $559,064). The amounts expensed were allocated to directors, officers, employees and consultants as follows:

	2012	2011

Directors, officers and employees	$-	$487,544
Investor relations	63,146	1,190
Consultants	-	70,330
	$63,146	$559,064

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

9.      SHARE-BASED PAYMENTS (continued)

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	Year ended January 31, 2012	Year ended January 31, 2011
Weighted average assumptions:
Risk-free interest rate	1.33%	2.14%
Expected dividend yield	-	-
Expected option life (years)	1.36	4.63
Expected stock price volatility	85%	113%

10.    RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Management transactions

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	January 31, 2012	January 31, 2011

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$117,000	$112,500
Other members of key management	47,774	39,800

Share-based payments
Members of the Board of Directors	-	275,870
Other members of key management	-	82,244
	$164,774	$360,114

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from a related party:

	January 31, 2012	January 31, 2011	January 31, 2010
Levon Resources Ltd.	$26,916	$20,566	18,354

c)	In the normal course of operations the Company transacts with companies related to its directors or officers. At January 31, 2012, 2011 and 2010, the following amounts are payable to related parties:

	January 31, 2012	January 31, 2011	January 31, 2010
Directors	$11,876	$-	$6,000
Oniva International Services Corp.	22,134	2,429	14,949
Sampson Engineering Inc.	3,615	3,794	2,073
	$37,625	$6,223	$23,022

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

10.    RELATED PARTY TRANSACTIONS AND BALANCES (continued)

d)     Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12. The transactions with Oniva during the year are summarized below:

	January 31, 2012	January 31, 2011

Salaries and benefits	$ 150,725	$ 112,258
Office and miscellaneous	116,160	55,178

	$ 266,885	$ 167,436

11.    RECLAMATON PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately US$244,798 (2011 - US$249,596), which is expected to be incurred during 2017 and 2018. The risk-free rate of 6% was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	January 31, 2012	January 31, 2011

Beginning balance	$168,158	$157,722
Unwinding of discount	7,067	11,228
Change in estimates	-	9,505
Change in foreign exchange rate	304	(10,297)
	$175,529	$168,158

12.    COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month’s notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

13.    FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, advances receivable from a related party, other amounts receivable, accounts payable and advances payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The carrying amount of reclamation deposits approximate their fair value as the stated rates approximate the market rate of interest.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2012	January 31, 2011	February 1, 2010

Cash and cash equivalents held at major financial institutions
Canada – cash	$110,921	$382,668	$695,910
Canada – cash equivalents	1,161,529	2,307,930	-
US - cash	42,044	5,266	4,862

	1,314,494	2,695,864	700,772
Reclamation deposits held at major financial institution
US	417,393	382,200	408,075

Total cash and equivalents and reclamation deposits	$1,731,887	$3,078,064	$1,108,847

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at January 31, 2012 in the amount of $1,314,494 (January 31, 2011 - $2,695,864; February 1, 2010 - $700,772) in order to meet short-term business requirements. At January 31, 2012, the Company had current liabilities of $183,426 (January 31, 2011 - $195,905; February 1, 2010 - $88,516). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms.  Amounts due to related parties are without stated terms of interest or repayment.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

13.    FINANCIAL INSTRUMENTS (continued)

b)	Liquidity risk (continued)

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs and maintain its mineral properties in 2012. This will require the Company to continue to monitor its financing requirements

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2012 and 2011.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

		January 31, 2012		January 31, 2011

Cash	US	$41,926	US	$5,259
Other amounts receivable		2,128		1,852
Advances receivable from a related party		26,841		20,565
Reclamation bonds		416,228		381,628
Accounts payable		(3,353)		(7,666)

Net exposure	US	$483,770	US	$401,638

Canadian dollar equivalent		$485,125		$402,239

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2012, a 6% (January 31, 2011 - 3%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $29,000 (January 31, 2011 - $12,000).

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

13.    FINANCIAL INSTRUMENTS (continued)

c)	Market risk (continued)

Foreign currency risk (continued)

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

As at January 31, 2012, a 6.36% (January 31, 2011 - 73.38%) fluctuation in the fair value of investment securities based on the weighted average volatility of the underlying shares over the prior period would impact the Company’s OCI by $79,713 (January 31, 2011 - $356,325).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

14.    CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.  There were no changes to the Company’s capital management during the year ended January 31, 2012.

15.    NET CHANGES IN NON-CASH WORKING CAPITAL

	January 31, 2012	January 31, 2011

Advances receivable from a related party	$(6,320)	$(2,242)
Other amounts receivable	7,855	(24,150)
Prepaid expenses	34,343	(35,502)
Accounts payable and accrued liabilities	(122,125)	124,188
Advances payable to related parties	31,402	(18,404)
	$(54,845)	$43,890

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

16.    INCOME TAXES

A reconciliation of income tax computed at the Canadian statutory rate of 26.5% (2011 – 28.5%) to income tax recovery (expense) for the years ended January 31 is as follows:

	2012	2011

Expected income tax recovery	$301,632	$490,944
Permanent differences	(150,634)	(162,002)
Changes in timing differences	9,404	(216,850)
Changes in valuation allowance	(279,894)	(233,635)
Adjustments due to effective tax rate attributable to income taxes in other countries	98,660	159,809
Changes in income tax rates and foreign exchange	(10,459)	(329,222)
Total deferred income tax expense	$(31,291)	$(290,956)

The components of the future income tax assets (liabilities), after applying enacted Canadian rates of 25% (2011 - 25%) and enacted US rates of 35% (2011 - 35%), are as follows:

	2012	2011

Future income tax assets
Non-capital loss carry-forwards	$3,309,745	$3,005,920
Other	120,042	61,594
Net deferred income tax asset	3,429,787	3,067,514
Net future income tax asset	3,371,698	3,068,767
Future income tax liability
Investment securities	(105,282)	(152,474)
Mineral property interests	(5,685,470)	(5,291,905)
Net future income tax liability	$(2,360,965)	$(2,376,865)

The Company recognized tax benefits on losses and other deductible amounts. The balances of unused tax losses amount to $6,246,954.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

16.    INCOME TAXES (continued)

At January 31, 2012, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $6,976,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2016	$627,000
2015	522,000
2026	1,231,000
2027	1,114,000
2028	900,000
2029	623,000
2030	458,000
2031	698,000
2032	803,000
$6,976,000

At January 31, 2012, the Company had, for US tax purposes, net operating losses aggregating approximately US$10,698,500. The net operating losses are available to offset taxable income earned by the US operations of future years and expire as follows:

2014	US	$118,000
2015		81,000
2016		130,000
2017		58,000
2018		364,000
2020		99,000
2021		219,000
2022		166,000
2023		596,000
2024		335,000
2025		627,000
2026		513,000
2027		1,284,000
2028		1,648,000
2029		1,498,000
2030		586,000
2031		1,222,000
2032		1,154,500
	US	$10,698,500

17.    SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the years ended January 31, 2012 and 2011. All net losses for the years ended January 31, 2012 or 2011 are as a result of Canadian head office costs. Costs of US operations are capitalized to exploration and evaluation assets.

The Company has non-current assets in the following geographic locations:

	January 31, 2012	January 31, 2011
Canada	$3,751	$1,192
USA	17,997,475	16,864,067
	$18,001,226	$16,865,259

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Transition to IFRS

The Company has adopted IFRS effective February 1, 2011 with a transition date of February 1, 2010 (the “Transition Date”). Prior to the adoption of IFRS, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.

The comparative information presented in these first annual consolidated financial statements for the year ended January 31, 2011 and the opening financial position as at February 1, 2010 have been prepared in accordance with the accounting policies referenced in Note 3 and IFRS 1 First-Time Adoption of International Financial Reporting Standards.

Initial elections upon adoption

The guidance for the first time adoption of IFRS is set out in IFRS 1. Under IFRS 1, the standards are applied retrospectively at the Transition Date with all adjustments to assets and liabilities as stated under Canadian GAAP charged to deficit unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated February 1, 2010:

a)
Business combinations – The Company elected under IFRS 1 not to apply IFRS 3 Business Combinations retrospectively to any business combinations that occurred prior to its Transition Date and such business combinations have not been restated.

b)
Share-based payment – IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to February 1, 2010.

c)
Reclamation provision – The Company has elected to apply the exemption from full retrospective application of reclamation provisions allowed under IFRS 1. As such, the Company has re-measured the provisions as at February 1, 2010 under IAS 37 Provisions, Contingent Liabilities and Contingent Assets estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated February 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of February 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported consolidated financial position and consolidated financial performance. In order to allow the users of the consolidated financial statements to better understand these changes, the Company’s Canadian GAAP consolidated statements of financial position as at February 1, 2010 and January 31, 2011, and consolidated statements of operations and comprehensive loss and cash flows for the year ended January 31, 2011 have been reconciled to IFRS, with the resulting differences explained below.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes on reconciliations between Canadian GAAP and IFRS

a)	Reclamation provision

Canadian GAAP calculates reclamation provision using current credit-adjusted, risk-free rates for upward adjustments, and the original credit adjusted, risk free rate for downward revisions. The original liability is not adjusted for changes in current discount rates. IFRS however, calculates reclamation provision using a current pre-tax discount rate, (which reflects current market assessment of the time value of money and the risk specific to liability) and is revised every reporting period to reflect changes in assumptions or discount rates. To calculate the reclamation provision and long-lived asset under IFRS, the Company has elected to apply the exemption available from full retrospective application as allowed under IFRS 1. As such, the Company has re-measured the rehabilitation liability as at February 1, 2010 and subsequent change in obligations under IAS 37 Provisions, contingent liabilities and contingent assets, estimating the amount to be included in the related asset by discounting the liability to the date of first disturbance in which the liability arose, using best estimates of the historical risk-free discount rates, and recalculating the accumulated depreciation and amortization under IFRS.

The change in accounting policy related to the reclamation provision resulted in a decrease to exploration and evaluation assets of $78,526 with a related decrease in reclamation provision at the transition date. During the year ended January 31, 2011, a further adjustment was required, which resulted in an increase of $9,505 to exploration and evaluation assets with a related increase to the provision for reclamation. There were also costs of $11,228 and $4,683 charged to income for finance costs and foreign exchange gain, respectively.

In addition, under Canadian GAAP, the unwinding of the discount was included with depreciation and amortization expense, and will now be reclassified to finance costs as required under IFRS.

b)	Contributed surplus

IFRS requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the February 1, 2010 transition date and the comparative January 31, 2011, part of the contributed surplus relates to “Equity settled employee benefit reserve” and part to “Reserves for warrants”.

IFRS also permits a transfer of reserves arising from share-based transactions, within equity. At February 1, 2010, $879,817 of total reserves related to options and warrants no longer outstanding was therefore transferred to Deficit, in order that the balance of equity reserve reflect only the fair value of options and warrants on that date. During the year ended January 31, 2011, additional options and warrants expired and therefore a further transfer of $3,523,935, representing the fair value attributed to these cancelled instruments, was made from their respective reserve accounts to deficit.

c)	Accounting for equity units

At the transition date, the Company elected to change its accounting policy for equity units. In the past, the proceeds received on the issuance of units, consisting of common shares and warrants, were allocated first to warrants based on their fair value determined using the Black-Scholes option pricing model, and the remainder was allocated to common shares.

Upon transition date, the Company elected to allocate the proceeds received on the issuance of units, based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the fair value of common shares.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes on reconciliations between Canadian GAAP and IFRS (continued)

c)	Accounting for equity units (continued)

The required adjustment has been calculated based on the outstanding options and warrants. As at February 1, 2010, the change in accounting policy resulted in an increase of $133,255 in share capital and a corresponding decrease in reserves for warrants. During the year ended January 31, 2011, the Company closed a private placement, which resulted in an increase of $591,135 in share capital and a corresponding decrease in reserves for warrants.

Additionally, during the year ended January 31, 2011, warrants had been exercised and the fair value of the warrants is then transferred to share capital. As a result of the change in accounting policy, an adjustment was required, which resulted in a decrease of $40,018 in share capital and a corresponding increase to reserve for warrants.

d)	Share-based payments

Previously, under Canadian GAAP, the Company classified a consultant as a non-employee, whereas under IFRS, the consultant is classified as an employee and others providing similar services.

The fair value of options granted to employees and others providing similar services is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. Under Canadian GAAP, transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

An adjustment is required for the options granted to this consultant and the share-based compensation recognized during the year ended January 31, 2011. At January 31, 2011, a decrease of $6,197 was recorded to share-based payments reserve with a corresponding increase to deficit for the same amount.

e)	Deferred income taxes

Previously, under Canadian GAAP, the Company recognized a deferred tax liability on the acquisition of Marcus Corporation where the fair value of some of the mineral properties acquired exceeded their tax values. Under IFRS, the deferred tax liability would not be recognized, either on acquisition or subsequently. This accounting policy change resulted in a reversal of the deferred tax liability of $297,755 (February 1, 2010 - $316,723), decrease in the carrying value of exploration and evaluation assets of $352,662 (February 1, 2010 - $352,662) and an increase in deficit of $54,907 (February 1, 2010 - $35,939).

Under Canadian GAAP, income tax assets or liabilities were not recognized for differences arising between the historical exchange rate and the current exchange rate translation of the cost of non-monetary assets or liabilities of integrated foreign operations. Under IFRS, deferred tax is recognized on the difference between the accounting basis and tax basis of all items. For foreign currency non-monetary assets or liabilities where the tax basis currency differs from the functional currency of the entity, foreign exchange differences will result in tax assets or liabilities, which were not previously recognized under Canadian GAAP. This difference will result in added volatility in the tax expense as foreign exchange rate changes will have an impact on the tax expense. This accounting policy change resulted in an additional deferred tax liability of $930,041 (February 1, 2010 - $624,322) and an increase to deficit.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of Consolidated Statements of Financial Position

		February 1, 2010			January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

ASSETS
Current
Cash and cash equivalents		$700,772	$-	$700,772	$2,695,864	$-	$2,695,864
Other amounts receivable		13,617	-	13,617	37,767	-	37,767
Prepaid expenses		4,694	-	4,694	39,996	-	39,996
		719,083	-	719,083	2,773,627	-	2,773,627

Exploration and Evaluation Assets	(a)(e)	16,029,214	(431,188)	15,598,026	17,179,913	(421,683)	16,758,230
Property and Equipment		5,873	-	5,873	107,029	-	107,029
Investments in Related Companies		610,967	-	610,967	1,338,540	-	1,338,540
Advances receivable from a related party		18,354	-	18,354	20,596	-	20,596
Reclamation Bonds		408,075	-	408,075	382,200	-	382,200
TOTAL Assets		$17,791,566	$(431,188)	$17,360,378	$21,801,905	$(421,683)	$21,380,222

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of Consolidated Statements of Financial Position

		February 1, 2010			January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$65,494	$-	$65,494	$189,682	$-	$189,682
Amounts due to related parties		23,022	-	23,022	6,223	-	6,223
		88,516	-	88,516	195,905	-	195,905

Reclamation Provision	(a)	236,248	(78,526)	157,722	221,268	(53,110)	168,158
Deferred Income Tax Liability	(e)	1,687,363	307,599	1,994,962	1,744,579	632,286	2,376,865
Total Liabilities		2,012,127	229,073	2,241,200	2,161,752	579,176	2,740,928
EQUITY
Share Capital	(b)(c)	40,742,124	133,255	40,875,379	42,705,053	684,372	43,389,425
Equity Reserves (Previously Contributed Surplus)	(b)(c)(d)	5,857,421	(1,013,072)	4,844,349	8,343,960	(5,094,320)	3,249,640
Accumulated Other Comprehensive income		425,695	-	425,695	1,062,321	-	1,062,321
Deficit	(a)(c)(d)(e)	(31,256,121)	219,556	(31,036,565)	(32,481,501)	3,409,089	(29,072,412)
Equity Attributable to Equity Holders of the Company		15,769,119	(660,261)	15,108,858	19,629,833	(1,000,859)	18,628,974
Equity Attributable to Non-controlling Interests		10,320	-	10,320	10,320	-	10,320
Total Equity		15,779,439	(660,261)	15,119,178	16,640,153	(1,000,859)	18,639,294
TOTAL Liabilities and Equity		$17,791,566	$(431,188)	$17,360,378	$21,801,905	$(421,683)	$21,380,222

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of Consolidated Statement of Operations and Comprehensive Loss

		Year ended January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

Operating and Administrative Expenses
Depreciation		$1,679	$-	$1,679
Consulting fees		28,783	-	28,783
Directors’ fees		17,250	-	17,250
Investor relations and shareholder information		228,326	-	228,326
Legal and accounting		64,268	-	64,268
Finance costs	(a)	-	11,228	11,228
Listing and filing fees		24,463	-	24,463
Management fees		105,000	-	105,000
Office and miscellaneous		57,507	-	57,507
Salaries and benefits		131,993	-	131,993
Share-based payments	(d)	565,261	(6,197)	559,064
Travel		47,256	-	47,256
		1,271,786	5,031	1,276,817
Loss before other items and income tax		(1,271,786)	(5,031)	(1,276,817)
Other Income (Expenses)
Interest income		22,654	-	22,654
Foreign exchange gain (loss)	(a)(e)	94,948	(109,610)	(14,662)
		117,602	(109,610)	7,992

LOSS BEFORE INCOME TAX		(1,154,184)	(114,641)	(1,268,825)
Deferred income tax expense	(e)	(71,196)	(219,760)	(290,956)
NET LOSS		(1,225,380)	(334,401)	(1,559,781)

Other Comprehensive Income
Unrealized gain on available for sale securities, net of tax		636,626	-	636,626
TOTAL COMPREHENSIVE LOSS		$(588,754)	$(334,401)	$(923,155)

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of Consolidated Statement of Cash Flows

		Year ended January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

OPERATING ACTIVITIES
Net loss	(a)(d)	$(1,225,380)	$(334,401)	$(1,559,781)
Adjustments for items not involving cash :
Depreciation		1,679	-	1,679
Share-based payments	(d)	565,261	(6,197)	559,064
Foreign exchange gain	(a)	(93,524)	23,651	(69,873)
Finance costs	(a)	-	97,187	97,187
Deferred income tax expense		71,196	219,760	290,956
Net change in non-cash working capital		43,890	-	43,890
Cash used in operating activities		(636,878)	-	(636,878)

FINANCING ACTIVITIES
Issuance of shares for cash, net		3,884,207	-	3,884,207

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures		(1,149,094)	-	(1,149,094)
Purchase of property and equipment		(102,835)	-	(102,835)
Cash used in investing activities		(1,251,929)	-	(1,251,929)

Effect of exchange rate fluctuations on cash held		(308)	-	(308)
Net increase in cash		1,995,092	-	1,995,095
Cash, beginning of the period		700,772	-	700,772

Cash, end of period		$2,695,864	$-	$2,695,864

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

19.    EVENTS AFTER THE REPORTING PERIOD

a)
In February 2012, the Company granted stock options for the purchase of 1,055,000 shares at a price of $0.40 per share exercisable on or before February 22, 2017 to directors, officers, consultants and employees of the Company.

b)	In March 2012, the Company extended the expiry dates of 4,709,120 warrants expiring April 1, 2012, by six months to October 1, 2012.

c)	In March 2012, the Company extended the expiry dates of 1,755,000 warrants expiring April 23, 2012, by six months to October 23, 2012.

d)	In April 2012, the Company entered into a drilling contract to provide drilling services at the Company’s US subsidiary. The estimated value of the contract is $356,000 (US$356,250).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: June 14, 2012	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

Exhibit Index

Exhibit Number	Name

1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*
___________________________
* Previously filed.