Form 20-F/A
period 2012-01-31
CORAL GOLD RESOURCES, LTD.
filed 2012-10-26
CIK 813639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________

FORM 20-F/A
Amendment No. 1
________________________________

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
 Yes ☐  No ☐

EXPLANATORY NOTE

The purpose of this Amendment No. 1 on Form 20-F/A to Coral Gold Resources Ltd.’s annual report on Form 20-F for the fiscal year ended January 31, 2012 filed with the Securities and Exchange Commission on June 15, 2012 (the “Form 20-F”), is solely to provide minor changes to our independent auditor’s report. No other changes have been made to the Form 20-F. This Amendment No. 1 speaks as  of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the original Form 20-F.

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

“David Wolfin”	“Malcolm Davidson”
David Wolfin	Malcolm Davidson
President & CEO	Chief Financial Officer
May 25, 2012	May 25, 2012

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CORAL GOLD RESOURCES LTD.
(an exploration stage company)

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd., which comprise the consolidated statements of financial position as at January 31, 2012, January 31, 2011 and February 1, 2010, and the consolidated statements of operations and comprehensive loss , changes in equity and cash flows for the years ended January 31, 2012 and January 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors Responsibility
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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2012, January 31, 2011 and February 1, 2010, and its financial performance and its cash flows for the years ended January 31, 2012 and January 31, 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $773,813 for the year ended January 31, 2012 and has a deficit of $29,041,040 as of January 31, 2012.  These conditions, along with other matters set forth in note 1, raise substantial doubt about the Companys ability to continue as a going concern.

Smythe Ratcliffe LLP

Chartered Accountants

Vancouver, Canada
May 25, 2012

Smythe Ratcliffe LLP is a member firm of both the PKF International Limited network and
PKF North America, which are, respectively, a network and an association of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

7th Floor 355 Burrard St Vancouver, BC V6C 2G8 Tel: 604 687 1231 Fax: 604 688 4675 smytheratcliffe.com

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

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD
Consolidated Statements of Cash Flows
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

	Note	2012	2011

			(Note 18)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(773,813)	$(1,559,781)
Adjustments for non-cash items:
Depreciation		1,845	1,679
Share-based payments		63,146	559,064
Foreign exchange gain (loss)		354	16,086
Finance costs		7,067	11,228
Deferred income tax expense		31,291	290,956

		(670,110)	(680,768)
Net change in non-cash working capital	15	(54,845)	43,890

		(724,955)	(636,878)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets		(1,056,544)	(1,149,094)
Purchase of property and equipment		(3,023)	(102,835)
Increase in reclamation bond		(34,696)	-

		(1,094,263)	(1,251,929)

FINANCING ACTIVITIES
Issuance of shares for cash, net		438,394	3,884,207

Effect of exchange rate fluctuations on cash and equivalents		(546)	(308)

Net (decrease) increase in cash and equivalents		(1,381,370)	1,995,092
Cash and cash equivalents, beginning of the year		2,695,864	700,772

Cash and cash equivalents, end of the year		$1,314,494	$2,695,864

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid during the year for:
Interest expense		$252	$8
Income taxes		$-	$-
Expenditures on exploration and evaluation assets included in advances payable to related parties, net		$79,849	$1,605

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

The components of the future income tax assets (liabilities), after applying enacted Canadian rates of 25% (2011 - 25%) and enacted US rates of 35% (2011 - 35%), are as follows:

	2012	2011

Deferred tax assets
Non-capital loss carry-forwards	$3,309,745	$3,005,920
Other	120,042	61,594
Net deferred tax asset	3,429,787	3,067,514
Deferred tax liability
Investment securities	(105,282)	(152,474)
Exploration and evaluation assets	(5,685,470)	(5,291,905)
Net deferred tax liability	$(2,360,965)	$(2,376,865)

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F /A  Amendment No. 1  and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: October 24, 2012	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

Exhibit Index

Exhibit Number	Name

1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*
___________________________
* Previously filed.