Form 20-F
period 2013-01-31
CORAL GOLD RESOURCES, LTD.
filed 2013-06-14
CIK 813639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

For the transition period from ___________ to ___________

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

There were 33,563,649 common shares, without par value, issued and outstanding as of January 31, 2013.

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

[Not applicable to the registrant at this time]  ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated File ☐                                           Accelerated Filer ☐                                           Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐ No ☐

iii

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATE OF MEASURE AND INDICATED MINERAL RESOURCES

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”) applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, information contained in this annual report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular, this annual report on Form 20-F includes the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. Investors are advised that these terms are defined in under Canadian rules by National Instrument 43-101 (“NI 43-101”). U.S. Investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves. However, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For the years ended January 31, 2013, 2012 and 2011 we have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For the years ended January 31, 2010 and 2009, we prepared our financial statements in accordance with Canadian GAAP.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.           Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended January 31, 2013.

For the years ended January 31, 2013, 2012, and 2011 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our January 31, 2011 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior years and the periods ended January 31, 2010 and, 2009. We have adjusted our consolidated financial information at and for the year ended January 31, 2011, in accordance with IFRS 1, and therefore the financial information set forth in this annual report on Form 20-F for the year ended January 31, 2011 may differ from information previously published. We adopted IFRS with a transition date of February 1, 2011.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended January 31, 2013, 2012 and 2011. The information has been derived from our annual audited consolidated financial statements.

	Years Ended January 31,
	2013	2012	2011
Operations
Revenue	$-	$-	$-
Expense
General and Administrative	1,365,288	772,587	1,276,817
Net Income (loss)	(1,542,564)	(773,813)	(1,559,781)
Net Earnings (loss) Per Share	(0.05)	(0.02)	(0.05)

Weighted Average Number of Shares Outstanding	33,563,649	33,483,650	31,294,001

	As at January 31,
Balance Sheet	2013	2012	2011
Working Capital (deficit)	$(539,814)	$1,166,663	$2,577,722
Total Assets	20,330,548	20,756,599	21,380,222
Liabilities	3,435,002	2,719,920	2,740,928
Shareholders’ Equity	16,895,546	18,036,679	18,639,294

In accordance with Canadian GAAP

The tables below for the years ended January 31, 2010 and 2009 contain selected financial data prepared in accordance with Canadian GAAP, which have been derived from our previously audited consolidated financial statements for the periods ending on such dates. The financial data presented below for 2010 and 2009 presented in accordance with Canadian GAAP and reconciled to United States GAAP, is not comparable to information prepared in accordance with IFRS.

Canadian GAAP	Year Ended January 31,
	2010	2009
Operations
Revenue	$-	$-
Expense
General and Administrative	1,613,713	2,516,862
Net Income (loss)	1,711,611	(3,746,165)
Net Earnings (loss) Per Share	0.07	(0.15)

Weighted Average Number of Shares Outstanding	25,093,778	24,979,312

	As at January 31,
Balance Sheet	2010	2009
Working Capital	$648,921	$959,419
Total Assets	17,791,566	17,633,626
Liabilities	2,022,447	5,378,755
Shareholders’ Equity	15,769,119	12,254,871

United States GAAP	Year Ended January 31,
	2010	2009
Operations
Revenue	$-	$-
Income (loss) for year under Canadian GAAP	1,711,611	(3,746,165)
Adjustments:
Deferred exploration expenditures	(324,301)	(1,683,613)
Future income taxes	(2,774,334)	533,297
Foreign exchange gain (loss)	(465,402)	866,933
Net loss for the year under US GAAP	(1,852,426)	(4,029,548)
Unrealized gain (loss) on investment securities	465,643	(88,479)
Comprehensive loss for the year per US GAAP	(1,386,783)	(4,118,027)
Loss per share under US GAAP	(0.06)	(0.16)

	As at January 31,
Balance Sheet	2010	2009
Total assets under Canadian GAAP	$17,791,566	$17,633,626
Adjustments	(14,718,069)	(14,393,768)
Total assets under US GAAP	3,073,497	3,239,858

Total shareholders’ equity under Canadian GAAP	15,769,119	12,254,871
Adjustments	(13,337,109)	(9,773,072)
Total shareholders’ equity under US GAAP	2,432,010	2,481,799

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2009	1.0849	1.2364	1.2969	0.9719
2010	1.1272	1.0650	1.3000	1.0251
2011	1.0260	1.0022	1.0778	0.9862
2012	0.9970	1.0052	1.0604	0.9449
2013	0.9978	0.9973	1.0299	0.9599

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of May 29, 2013, the exchange rate was CDN$1.0370 for each US$1.

Month	High	Low
December 2012	1.0162	1.0042
January 2013	1.0164	0.9923
February 2013	1.0041	0.9722
March 2013	0.9847	0.9696
April 2013	0.9929	0.9737
May 2013	0.9642	0.9977

B.	Capitalization and Indebtedness

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2013 fiscal year, the Company’s common share price fluctuated on the TSX-V between a low of $0.20 and a high of $0.43. Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

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

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar. The Company’s offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company’s currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange loss of $15,369 in fiscal 2013. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

The Company has incurred net losses since its inception and expect losses to continue. The Company has not been profitable since its inception. For the fiscal year ended January 31, 2013, the Company had a net loss of $1,542,564 and an accumulated deficit on January 31, 2013 of $30,048,751. As the Company is currently at the exploration stage and has no reserves of precious metals, there is no assurance that the Company will be profitable in the future.

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

The Company is a natural resource company primarily engaged in the exploration and development of natural resource properties. Its principal business activities have been the exploration of certain mineral properties located in the states of Nevada and California in the United States. The carrying value of the Company’s mineral property acquisition and exploration expenditures at January 31, 2013 is $19,264,220.

Please refer to Note 4 of the financial statements (Item 18) for information regarding the Company’s principal expenditures on its mineral properties.

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

Property Description and Loction

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

In February 2008, the Company received an NI 43-101 compliant resource estimate titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada report dated January 27, 2008, prepared by Beacon Hill, Robert McCusker and Jasman Yee (updated in October 2009). This resource estimate is no longer considered current.

Later in 2008, the Company commissioned Beacon Hill to not only update the Robertson Property resource estimate but to also outline a program for continued development of the Core Claims in 2008 and beyond. Beacon Hill recommended a three-pronged development approach:

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

In March 2008, the Company announced that it had entered into a contract for 37,600 feet of reverse circulation drilling on Robertson Property. The agreement, signed with Lang Exploratory Drilling of Salt Lake City, Utah, began in April following permit approval from the BLM. Robert McCusker supervised the drill program as the “qualified person” under NI 43-101.

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

To help derive exploration priorities to expand the current resource with the 2008 drilling campaign, a series of in-house, draft open pit shapes were modeled around the 2008 NI 43-101 compliant inferred resource.

During the fiscal year ending January 31, 2008, the Company purchased 100% interest in the 72 claims comprising the Fanny Komp/Elwood Wright lease which forms part of the core area of the Robertson Property for US$250,000.

In October 2009, the Company received a revised resource for the Robertson Property from Beacon Hill utilizing lower cut-off grades to reflect the positive movement in the price of gold over the previous three years. The revised values were based on the NI 43-101 report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill in January 2008; this report is no longer considered current.

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

Also in 2010, Coral commissioned Beacon Hill to commence a Preliminary Economic Assessment (“PEA”) that would meet the NI 43-101 standard on the Gold Pan, Altenburg Hill and Porphyry zones. The report was finalized and made public in late January 2012 and outlined steps to move the project towards pre-feasibility. (see section below titled Preliminary Economic Assessment for details)

In June 2011, the BLM accepted the fifth submission of the APO and a kick off meeting was held on July 20th, 2011. The meeting outlined the need for a new EA. In particular, the various categories to be studied in the EA including cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice and socio economic issues.

Studies had been in progress since November 2010 but the EA did not officially start until July 2011. The cultural studies were done by Kautz and Co. of Reno, Nevada. Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

As Coral anticipated, the work did not locate native religious sites or burial grounds etc. but the ghost mining town of Tenabo required detailed study.

Coral’s cultural and wildlife surveys were sufficiently completed by the end of 2011 to allow the Company to demonstrate to the BLM that 13 proposed diamond core holes on the Porphyry zone would not impact on cultural or wildlife areas. The program consisted of 13 diamond drill core holes that twinned existing Amax Gold Inc. ("Amax") holes (circa 1990 -- 1996) and provided core for leach tests at McClelland Laboratories Inc. ("McClelland Labs") in Reno, Nevada. The holes were part of the Phase 1 drill program as proposed in the January 2012 PEA Assessment and were designed to verify Amax's historic drilling data, and to upgrade the level of confidence in resources contained in the oxidized zones. The Phase 1 drill program represented Coral's first step towards pre-feasibility as defined by the PEA.

By July 13th, 2012, the baseline vegetation and wildlife field work had been completed and the baseline studies report was submitted to the BLM.

The BLM's response to Corals Baseline Studies was received July 27th and delivered to SRK Consultants who then supplied a response to the modifications to the Baseline Studies required by the BLM.

SRK reported that responses from all the various questions on vegetation, wildlife, air quality and Native American specialists had been received. As a result the Cumulative Effects Study Area's (CESA) was enlarged and SRK completed the cumulative analysis which was the final stage of the EA.

On September 24, 2012, Coral announced that SRK had completed and submitted the EA to the BLM. Coral is now awaiting the BLM's response. Should the EA be accepted, Coral will then submit its application for the new APO report.

Coral expects that when the BLM accepts the EA as complete, it will rule that the extensive drilling and test pit program proposed in the APO can be done at certain times of the year and using environmentally safe practices which will result in little or no impact on the environment and give Coral the permit to proceed. Coral has applied for a blanket permit to allow the Company to drill up to 500 holes. Upon acceptance of the APO, Coral plans to continue Phase 2 drilling consisting of 60 holes as part of a forthcoming pre-feasibility study

Compliance with the EA process is mandatory. The various categories studied are the subject of numerous Nevada State and US Federal laws. Fortunately not all are applicable to the Robertson property.

Reclamation Activities

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

Following the dissolution of the option agreement with Cortez in 1999, Coral was required to post its own security for the reclamation bond for the Robertson Property and obtain a full release of Placer’s guarantee of the original reclamation bond. In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Property to reduce its US$2,000,000 reclamation bond that Placer had guaranteed for the Company. Coral was able to obtain a release of Placer’s guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond. The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash.

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

In fiscal 2012 the Company increased the reclamation bonds by US$34,600. During fiscal 2013 the Company was required to increase its reclamation bonds by a further $58,937 as the result of receiving approval to drill 13 holes.

The Company will continue to increase its reclamation bonds as necessary to meet the reclamation requirements. As at January 31, 2013, the Company has a reclamation deposit of US$475,317 (2012 - US$416,288) as required by the BLM.

Environmental Liabilities

In 1988-89, the Company operated a small open pit gold mining operation and heap leach facility on the Robertson Property. The resulting disturbances include three small open pit mines, waste dumps, haul roads, drill roads, open drill holes, and a 350,000 ton heap leach facility and related recovery plant. In 1994, a reclamation plan was prepared by Amax and submitted to the Battle Mountain office of the BLM. The cost to perform the reclamation of the mine site was estimated at that time to be US$2,000,000. In 2001, the Company began reclamation activities which were accelerated in 2002, with the re-contouring of waste dumps, reclamation of the leach pad, haul roads and the filling of all open drill holes. As a result of this activity, in June 2003, the BLM reduced the bonding requirements for the project to US$406,000.

In March 2003, on behalf of the Company, SRK Consulting submitted a final plan for permanent closure of the mine with the BLM and NDEP. The closure plan was approved by both agencies. As a result of this work, during 2004 the BLM lowered the bonding requirements to $226,205. The Company currently maintains a required performance bond with the Nevada State Office of the BLM in the amount of US$475,317.

Permitting

In 2002, the Company submitted and was granted a five year renewal of Water Pollution Control Permit (NEV60035) by the NDEP for the Robertson Property. This permit is now renewed annually and reports are submitted quarterly. In addition, the Company has a storm water pollution control permit which is also renewed annually.

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

Preliminary Economic Assessment

In 2010, Coral commissioned Beacon Hill to commence a Preliminary Economic Assessment (“PEA”) that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property. The report was finalized and made public in late January 2012 (See news release dated January 18th 2012).

In completing the study, Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting Inc. There are a number of deposits located on the Robertson property; however, Altenburg Hill, Porphyry and Gold Pan are advanced development zones and are the subject of this PEA and based upon a combination of open pit mining methods and cyanide heap leach.

The results of the evaluation are as follows:

Resources and Mining

•	Est. inferred resources at a cut-off of 0.005 oz Au/t	78.2 million tons grading 0.0138 oz Au/t.
•	In situ gold	1,080,900 oz’s
•	Development period to construction decision	5 years
•	Mine life	10.5 years
•	Average production rate	21,300 tpd
•	Ore to waste Strip Ratio	0.6:1
•	Leach recovery HG cut off 0.0147 oz Au/t	67%
•	Leach recovery LG cut off 0.005 to 0.0147 oz Au/t	45%
•	Saleable gold	608,000 oz’s

Note:
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Economics

Two alternatives were reviewed, owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated ($US millions)	Contractor Operated ($US millions)
Development Cost	16.5	16.5
Initial Capital Cost	122.1	97.0
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

Results of Economic Analysis at Various Gold Prices (Owner Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.44	180.6	96.2	5.91
1500	20.13	247.2	147.1	4.72
1750	27.40	358.3	230.7	3.91

Results of Economic Analysis at Various Gold Prices (Contactor Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.43	159.4	85.4	5.94
1500	20.96	226.4	135.9	4.86
1750	29.18	337.8	219.7	3.82

Note:
It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is taken and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

The PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration or mineral reserves once economic considerations are applied. Therefore there is no certainty that the production profile concluded in the PEA will be realized.

The PEA indicates that the Robertson Property is one of merit that warrants further development. The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies and permitting and completion of a prefeasibility study. The cost of this work is estimated to be US$7.9 million as shown below.

Summary of Expenditures to Completion of Prefeasibility:

Description	Estimated Cost $
Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

Exploration and definition drilling consists of the following:

The Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

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

4.	Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area

The proposed metallurgical test work consists of variability testing and will be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

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

•
Workers at Cortez are bussed from Elko for a 12 hour shift, four day work week. Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko or alternatively, they could live in Crescent Valley, Nevada, eight miles distant on the State Highway 306.

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

In October 2009, the Company received the revised resources for the Robertson Property from Beacon Hill utilizing lower cut-off grades to reflect the positive movement in the price of gold over the previous three years. The revised values were based on the NI 43-101 report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill in January 2008.

Coral's current NI 43-101 compliant inferred resource estimate at the Robertson property was calculated in the 2012 PEA Report by Coral's independent engineering firm, Beacon Hill Consultants (1988) Ltd. ("Beacon Hill"). Gold ounces were calculated on the basis of US$1,350/oz Au and 70% Au recovery. The 0.0067 ozAu/t cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, process cost of US$5.00/ton and waste cost of US$1.14/ton. The mineral resources in the table below were estimated using the CIM Standards on Mineral Resources and Reserves:

Zone	Tons	Ounces per Ton	Ounces of Au (Inferred)
39A	26,779,714	0.023	615,933
GP Oxide	21,939,550	0.0127	278,632
GP Sulphide	48,759.22	0.0119	580,235
Porphyry Oxide	59,707,994	0.0137	818,000
Porphyry Sulphide	9,817,623	0.0132	129,593
Altenburg Hill Oxide	23,170,083	0.0131	303,528
Altenburg Hill Sulphide	178,279	0.0087	1,551
Triplett Gulch Sulphide	678,279	0.0152	10,310
East Zone Sulphide	694,672	0.0171	11,879
Total	191,725,418	0.0143	2,741,673

Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

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

Item 4A.  Unresolved Staff Comments

Not Applicable.

Item 5.   Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the annual audited consolidated financial statements and the notes thereto included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with IFRS.

A. Results of Operations

Year ended January 31, 2013 compared with the year ended January 31, 2012.

Operating and administrative expenses

Operating and administrative expenses were $1,365,288 for fiscal 2013 compared with of $772,587 for fiscal 2012, an increase of $592,701. Increases in administrative and operating costs include $792,627 in share-based payments, $4,500 in directors fees and $20,494 in financing fees. Share-based payments expense increased during the current year as new stock options were granted. Also during the year, the Company extended the expiry date of the warrants previously issued pursuant to the private placement. The increase in directors fees is due to the addition of a new director. The increase in financing fees is attributable to accretion on higher reclamation costs. Offsetting the increases were decreases in consulting fees of $84,951 due to termination of a consulting contract and legal and accounting fees of $19,672. Decreased levels of corporate activity resulted in decreases in management fees of $38,640, office and miscellaneous expenses of $17,171 and travel expenses of $10,483.

Loss for the year

The loss for fiscal 2013 was $1,542,564 compared with a loss of $773,813 for fiscal 2012, an increase of $768,751. The increase of $768,751 was primarily due to an increase in operating and administrative expenses of $592,701 as noted above. In addition to the increases in operating and administrative costs were increases in other income items. During fiscal 2013 there was an increase in foreign exchange loss due to fluctuations in foreign exchange rates. During fiscal 2013 the Company recorded a loss in foreign exchange of $15,369 as compared to a foreign exchange gain of $1,281 in fiscal 2012. During fiscal 2013 the Company recorded impairment loss on investments due to a long term decline of these investments of $40,337 compared to $nil in fiscal 2012. Deferred income tax expense was $147,978 for fiscal 2013 compared to $31,291 for fiscal 2012. The deferred tax expense arises due to differences in the carrying values of assets and liabilities and their tax values and the Company’s ability to utilize any of its deferred income tax assets to offset the deferred income liability.

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

B. Liquidity and Capital Resources

Currently, the Company has no operating income. Historically, the Company has funded its operations through equity financings and the exercise of options and warrants.

During fiscal 2013 the Company incurred exploration expenditures that increased its mineral property carrying value on the Robertson Property and Ruff and Norma Sass Property by $1,365,390 and $5,812 respectively. At January 31, 2013, the Company had a working capital deficiency of $539,814 and cash and cash equivalents of $14,450.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs and maintain its mineral properties in 2013. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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

D. Trend Information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in exploration companies. The appeal of exploration companies as investment alternatives could affect the liquidity of the Company and thus future exploration, development and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As at January 31, 2013, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$401,088	$401,088	-	-	-
Reclamation Provision	395,000	-	-	395,000	-
Deferred Income Tax Liabilities	2,444,038	-		-	2,444,038
Total	$3,240,126	$401,088	-	$395,000	$2,444,038

The Company has a cost-sharing agreement to reimburse a related company, Oniva International Services Corp. (“Oniva”), for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-months’ notice by either party.

As of January 31, 2013, the Company had no other contractual obligations.

G. Safe Harbor

Not Applicable

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company’s directors and senior management as at June 14, 2013. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on July 24, 2013.

Name	Position Held	Principal Occupation	Director/Officer Since
Ronald Andrews	Director	Director of Berkley Resources Inc. and North Coast Live Insurance Company. Owner and operator of Andrews Orchards	January 2010
Chris Sampson	Vice President Exploration and Director	Director and Vice President Exploration of the Company; Professional Engineer, Director of Sego Resources Ltd.	January 1996
David Wolfin	Director, President & Chief Executive Officer
Director, President and CEO of the Company; Director of Bralorne Gold Mines Ltd. and Berkley Resources Inc.; Director, President and CEO of Gray Rock Resources Ltd. and Avino Silver & Gold Mines Ltd.; and Director of Mill Bay Ventures Inc. and Cresval Capital Corp.
September 1997
Gary Robertson	Chairman and Director	Certified Financial Planner, Director of the Company and Director of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	July 2003
Andrew Kaplan	Director	Business Consultant	July 2012
Pamela Saulnier*	Corporate Secretary
Corporate Secretary of the Company and Gray Rock Resources Ltd., and Corporate Secretary and Chief Financial Officer of Berkley Renewables Inc., Cresval Capital Corp., Deerhorn Metals Inc. and WestKam Gold Corp.
May 2013
Malcolm Davidson	Chief Financial Officer	Chief Financial Officer of the Company and of Avino Silver & Gold Mines Ltd., and Gray Rock Resources Ltd.	January 2012

On April 26, 2013, Ms. Dorothy Chin resigned as Corporate Secretary and Ms. Pamela Saulnier was appointed Corporate Secretary.

B.           Compensation

During the last completed fiscal year, the Company had two executive officers, namely its Chief Executive Officer (“CEO”), David Wolfin and its Chief Financial Officer (“CFO”), Malcolm Davidson.

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

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended January 31, 2013 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)3	All other compensation ($)	Total compensation ($)
DAVID Wolfin President, CEO & Director	2013	30,000	NIL	127,439	-	-	-	157,439
malcolm davidson CFO	2013	29,445	NIL	28,930	-	-	-	58,375

1 The Company does not currently have any share-based award plans.
2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model. 3 The Company does not have any non-equity incentive plans or any pension plans.

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

Option Based Award

An Option Based Award is in the form of an incentive stock option plan. The objective of the incentive stock option is to reward executive officers, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee. The plan currently used by the Company is 2012 Stock Option Plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.

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

As of January 31, 2013, stock options to purchase a total of up to 3,285,000 shares have been granted and remain outstanding under the Plan, leaving 71,365 options available for issuance. All previous grants of option-based awards are taken into account when considering new grants.

3)	Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2013:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
David Wolfin President, CEO and Director	90,000 105,000 55,000 300,000 220,000	$0.76 $0.45 $0.80 $0.40 $0.30	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Malcolm Davidson CFO	20,000 75,000 40,000	$0.80 $0.40 $0.30	Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
(1) In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2013 and the exercise price of the option. The closing market price of the Company’s common shares as at January 31, 2013 was $0.22 per common share.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended January 31, 2013:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil
Malcolm Davidson CFO	Nil	Nil	Nil

(1)	The options have no value since the exercise price was higher than the market price at the grant date.

4)	Pension Plan Benefits

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

The following table sets forth the value of all compensation paid to the directors in their capacity as directors during the most recently completed financial year ended January 31, 2013:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Gary Robertson*	$6,000	NIL	$35,766	NIL	NIL	NIL	$41,766
Chris Sampson	$26,564	NIL	$28,930	NIL	NIL	NIL	$55,494
David Wolfin(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ronald Andrews*	$6,000	NIL	$28,930	NIL	NIL	NIL	$34,930
Andrew Kaplan* (3)	$4,500	NIL	$20,281	NIL	NIL	NIL	$24,781
Louis Wolfin(4)	$37,500	NIL	$28,155	NIL	NIL	NIL	$65,655

* Independent and Non-Employee Directors.
(1)	The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.
(2)	CEO, see Summary Compensation Table.
(3)	Andrew Kaplan was elected as a director of the Company at the Company’s previous annual general meeting held on July 16, 2012.
(4)	Louis Wolfin was not nominated or elected as a director of the Company at the Company’s previous annual general meeting held on July 16, 2012.

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

The Company may grant incentive stock options to directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX-V.

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2013:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Gary Robertson	50,000 50,000 40,000 75,000 75,000	$0.76 $0.45 $0.80 $0.40 $0.30	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Chris Sampson	25,000 50,000 40,000 75,000 40,000	$0.76 $0.45 $0.80 $0.40 $0.30	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Ronald Andrews	50,000 50,000 40,000 75,000 40,000	$0.76 $0.45 $0.80 $0.40 $0.30	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Andrew kaplan	75,000	$0.30	Oct. 12, 2017	Nil	Nil	Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2013 and the exercise price of the option. The closing market price of the Company's common shares as at January 31, 2013 was $0.22 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended January 31, 2013:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gary Robertson	Nil	Nil	Nil
Chris Sampson	Nil	Nil	Nil
Ronald Andrews	Nil	Nil	Nil
Andrew kaplan(2)	Nil	Nil	Nil
Louis Wolfin(3)	Nil	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(2)	Andrew Kaplan was elected as a director of the Company at the Company’s previous annual general meeting held on July 16, 2012.
(3)	Louis Wolfin was not nominated or elected as a director of the Company at the Company’s previous annual general meeting held on July 16, 2012.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company does not have an employment contract with the executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

C.           Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Company’s previous annual general meeting, held on July 16, 2012, the shareholders elected Ronald Andrews, Gary Robertson, Chris Sampson, David Wolfin, and Andrew Kaplan as directors.

The Board has considered the relationship of each director to the Company and considers three of the five directors to be “unrelated” (Messrs. Andrews, Robertson and Kaplan). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

David Wolfin is President and Chief Executive Officer of the Company and is not independent. Chris Sampson is also the Vice-President of Exploration of the Company and is not independent.

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

The Corporate Governance Committee currently consists of three directors (Messrs. Ronald Andrews, Andrew Kaplan and Chris Sampson), all of whom are considered independent.

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

The Audit Committee consists of Gary Robertson, Ronald Andrews and Chris Sampson, all of whom are financially literate. Currently, the Audit Committee has at least one member with accounting or related financial management expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with IFRS. Gary Robertson and Ronald Andrews are both independent, having no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

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

The Compensation Committee consists of three directors (Mssrs. Robertson, Andrews and Kaplan), all of whom are considered independent.

D.           Employees

As at January 31, 2013, the Company has one full-time employee located in Nevada, United States. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva.

E.           Share Ownership

The following table sets out the share ownership of the individuals referred to in “Compensation” as of June 14, 2013

Name of Beneficial Owner	Number of Shares	Percent
Chris Sampson	66,300	*
Ronald Andrews	55,000	*
Gary Robertson	248,550	*
David Wolfin	958,300	2.9%
Malcolm Davidson	-	N/A
Andrew kaplan(1)	-	N/A
Louis Wolfin(2)	2,720,101	8.0%

*Less than one percent

(1)	Andrew Kaplan was elected as a director of the Company at the Company’s previous annual general meeting held on July 16, 2012.
(2)	Louis Wolfin was not nominated or elected as a director of the Company at the Company’s previous annual general meeting held on July 16, 2012.

Outstanding Options

The following information, as of June 14, 2013, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
David Wolfin* President, CEO and Director	90,000 105,000 55,000 300,000 220,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012 Oct. 12, 2012	$0.76 $0.45 $0.80 $0.40 $0.30	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017
Malcolm Davidson CFO	20,000 75,000 40,000	Jan 21, 2011 Feb 22, 2012 Oct. 12, 2012	$0.80 $0.40 $0.30	Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017
Chris Sampson Director	25,000 50,000 40,000 75,000 40,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012 Oct. 12, 2012	$0.76 $0.45 $0.80 $0.40 $0.30	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017
Ronald Andrews Director	50,000 50,000 40,000 75,000 40,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012 Oct. 12, 2912	$0.76 $0.45 $0.80 $0.40 $0.30	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017
Gary Robertson Director	50,000 50,000 40,000 75,000 75,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012 Oct. 12, 2012	$0.76 $0.45 $0.80 $0.40 $0.30	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017
Andrew Kaplan Director	75,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
Louis Wolfin Director for part of fiscal 2013*	75,000 80,000 50,000 100,000	Jan. 13, 2010 Sept. 17, 2010 Jan. 21, 2011 Feb. 22, 2012	$0.76 $0.45 $0.80 $0.40	Jan. 13, 2015 Sept. 17, 2015 Jan. 21, 2016 Feb. 22, 2017

* Louis Wolfin ceased to be a director on July 16, 2012.

Item 7.   Major Shareholders and Related Party Transactions

A.           Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of June 14, 2013, to the knowledge of the Company, no person owned more than five (5%) per cent of the outstanding shares of each class of the Company’s voting securities.

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

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers during the years ended January 31 was as follows:

	2013	2012

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$110,564	$117,000
Other members of key management	57,162	47,774

Share-based payments
Members of the Board of Directors	269,501	-
Other members of key management	50,821	-
	$488,048	$164,774

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from a related party:

	January 31, 2013	January 31, 2012	January 31, 2011
Levon Resources Ltd.	$33,228	$26,916	$20,596

c)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are payable to related parties:

	January 31, 2013	January 31, 2012	January 31, 2011
Directors	$16,500	$11,876	$-
Oniva International Services Corp.	131,269	22,134	2,429
Sampson Engineering Inc.	12,641	3,615	3,794
Wear Wolfin Designs Inc.	7,840	-	-
Frobisher Securities Ltd.	7,026	-	-
Intermark Capital Corp.	19,600	-	-
	$194,876	$37,625	$6,223

d)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12 of the audited consolidated financial statements. The transactions with Oniva during the years ended January 31 are summarized below:

	2013	2012

Salaries and benefits	$132,884	$150,725
Office and miscellaneous	98,036	116,160

	$230,920	$266,885

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Amounts receivable from a related party as at January 31, 2013 is comprised of $72,050 ((US$72,245) (January 31, 2012 - US$65,955)) less an allowance for non-collection of $39,008 ((US$39,113) (January 31, 2012 - US$39,113)) due from a company related by common directors. Amounts due are without stated terms of interest or repayment.

Amounts payable to related parties as at January 31, 2013 include $131,269 (January 31, 2013 - $22,134) due to Oniva, $16,500 (January 31, 2012 - $11,876) due to directors of the Company, $19,667 (January 31, 2012 - $3,615) due to two private companies each controlled by directors, and $19,600 (January 31, 2013 - $nil) due to related companies for management fees.

Amounts due are without stated terms of interest or repayment.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A.           Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 18 to this Annual Report and include the following:

•	Independent Auditors’ Report;
•	Consolidated Statements of Financial Position as at January 31, 2013 and January 31, 2012;
•	Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2013, 2012 and 2011;
•	Consolidated Statements of Changes in Equity for the years ended January 31, 2013, 2012 and 2011;
•	Consolidated Statements of Cash Flows for the years ended January 31, 2013, 2012 and 2011; and
•	Notes to the Consolidated Financial Statements.

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since January 31, 2013.

Item 9.   The Offering and Listing

A.           Offer and Listing Details

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX-V and in United States dollars on the OTCBB for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Six Months	High	Low	High	Low
April 2013	0.20	0.12	0.19	0.12
March 2013	0.21	0.16	0.19	0.15
February 2013	0.23	0.20	0.22	0.19
January 2013	0.25	0.20	0.24	0.21
December 2012	0.28	0.22	0.24	0.22
November 2012	0.29	0.23	0.28	0.24

2012-2013 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2013	0.29	0.20	0.25	0.20
Third Quarter ended October 31, 2012	0.33	0.23	0.31	0.22
Second Quarter ended July 31, 2012	0.34	0.21	0.36	0.24
First Quarter ended April 30, 2012	0.46	0.27	0.43	0.35

2011-2012 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2012	0.66	0.36	0.61	0.35
Third Quarter ended October 31, 2011	0.68	0.30	0.73	0.30
Second Quarter ended July 31, 2011	0.79	0.58	0.87	0.60
First Quarter ended April 30, 2011	1.09	0.73	1.13	0.71

Last Five Fiscal Years	High	Low	High	Low
2013	0.46	0.20	0.43	0.20
2012	1.09	0.30	1.13	0.35
2011	1.10	0.57	1.13	0.60
2010	1.00	0.275	0.93	0.15
2009	1.49	0.11	1.49	0.07

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

The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia and be of the full age of 18 years. There is no minimum share ownership to be a director. No person shall be a director of the Company who is not capable of managing their own affairs, is an un-discharged bankrupt, convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years, or a person that has had a registration in any capacity under the “British Columbia Securities Act” or the “British Columbia Mortgage Brokers Act” canceled within the last five years.

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

Passive Foreign Investment Company

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

Controlled Foreign Corporation.

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

U.S. Information Reporting and Backup Withholding

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

Filing of Information Return.

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

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks including currency risks, credit risks, liquidity risks and interest rate risks, which may affect our results of operations and financial condition and, consequently, the value of our company.

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

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2013	January 31, 2012

Cash and cash equivalents held at major financial institutions
Canada – cash	$11,741	$110,921
Canada – cash equivalents	-	1,161,529
US - cash	2,709	42,044

	14,450	1,314,494
Reclamation deposits held at major financial institutions	474,034	417,393

Total cash and equivalents and reclamation deposits	$488,484	$1,731,887

b)     Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at January 31, 2013 in the amount of $14,450 (January 31, 2012 - $1,314,494) in order to meet short-term business requirements. At January 31, 2013, the Company had current liabilities of $595,964 (January 31, 2012 - $183,426). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs and maintain its mineral properties in 2013. This will require the Company to continue to monitor its financing requirements

c)     Market risk

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2013 and 2012.

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

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2013	January 31, 2012

Cash	US$ 6,884	US$ 41,926
Other amounts receivable	1,847	2,128
Amounts receivable from a related party	33,132	26,841
Reclamation bonds	475,317	416,228
Accounts payable	(308,034)	(3,353)

Net exposure	US$ 209,146	US$ 483,770

Canadian dollar equivalent	$208,937	$485,125

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2013, a 10% fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $20,894 (January 31, 2012 - $29,000).

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

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the Company. The Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2013 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2013 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

The Company has taken steps to enhance and improve the design of the Company’s internal controls over financial reporting, however these steps were not complete as of January 31, 2013. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during the Company’s fiscal year ending January 31, 2013: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

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

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting in the year ended January 31, 2013; however, as a result of the evaluation of the Company’s internal control over financial reporting as of January 31, 2013, conducted by the Company’s principal executive officer, principal financial officer and an independent consultant, we expect to make such changes during the year ending January 31, 2014.

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

Item 16C.  Principal Accountant Fees and Services

The independent auditor for the year ended January 31, 2013 was Manning Elliott LLP. The independent auditor for the year ended January 31, 2012 was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for the audit of the Company’s annual financial statements for the fiscal year ended January 31, 2013 were $30,000. The aggregate fees billed by Smythe Ratcliffe LLP for the fiscal year ended January 31, 2012 were $38,000.

Audit-Related Fees

The audit related fees billed by Manning Elliott LLP for the year ended January 31, 2013 are estimated to be $5,000. The audit related fees billed by Smythe Ratcliffe LLP for the year ended January 31, 2012 were $5,000. These fees relate to the advisory services provided with respect to the Company’s Form 20-F.

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended January 31, 2013 are $1,500. The tax fees billed by Smythe Ratcliffe LLP for the year ended January 31, 2012 were $1,500.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were nil for the fiscal years ended January 31, 2013 and 2012.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2013. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Changes in Registrants Certifying Accountant

Resignation of Smythe Ratcliffe Chartered Accountants

During the Company’s two most recent fiscal years, Smythe Ratcliffe LLP (“Smythe Ratcliffe”), who were previously engaged as the principal accountant to audit the Company, resigned.

The Company requested and Smythe Ratcliffe agreed to submit its resignation as the Company’s principal accountant effective March 11, 2013. The Audit Committee and the Board of Directors of the Corporation considered and approved the decision to change accountants.

The report of Smythe Ratcliffe, the Company’s principal accountant appointed by the Board of Directors, on the Company’s consolidated financial statements for the fiscal years ended January 31, 2012 and 2011 did not contain an adverse opinion, a disclaimer of opinion, a modification or qualification. The audit report did include comments on “Emphasis of Matter” as it relates to the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

During the Company’s two most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with Smythe Ratcliffe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Smythe Ratcliffe, would have caused it to make reference to the subject matter of the disagreements in connection with its report. None of the following events occurred within the Company’s two most recent fiscal years and any subsequent interim period preceding Smythe Ratcliffe’s resignation:

(A) Smythe Ratcliffeadvised the Company that the internal controls necessary for the Company to develop reliable financial statements did not exist;
(B) Smythe Ratcliffe advised the Company that information came to Smythe Ratcliffe’sattention that has led it to no longer be able to rely on management’s representations, or that had made it unwilling to be associated with the consolidated financial statements prepared by management;
(C) Smythe Ratcliffeadvised the Company of the need to expand significantly the scope of its audit, or that information came to Smythe Ratcliffe’sattention during the Company’s two most recent fiscal years and any subsequent interim period, that if further investigated may:

(i) materially impact the fairness or reliability of either: a previously issued audit report or the underlying consolidated financial statements, or the consolidated financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent consolidated financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those consolidated financial statements); or
(ii) cause it to be unwilling to rely on management’s representations or be associated with the
Company’s consolidated financial statements; and due to Smythe Ratcliffe’s resignation (due to audit scope limitations or otherwise), or for any other reason, Smythe Ratcliffe did not so expand the scope of its audit or conduct such further investigation; or

(D) Smythe Ratcliffe advised the Company that information came to Smythe Ratcliffe’sattention that it had concluded materially impacts the fairness or reliability of either:

(i) a previously issued audit report or the underlying consolidated financial statements, or
(ii) the consolidated financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent consolidated financial statements covered by an audit report (including information that, unless resolved to Smythe Ratcliffe’s satisfaction, would prevent it from rendering an unqualified audit report on those consolidated financial statements); and due to Smythe Ratcliffe’s resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to Smythe Ratcliffe’s satisfaction prior to its resignation.

Appointment of Manning Elliott Chartered Accountants LLP

The Company engaged Manning Elliott Chartered Accountants LLP (“Manning Elliott”) as its principal accountant to audit its consolidated financial statements effective March 11, 2013. During the Company’s two most recent fiscal years and any subsequent interim period prior to engaging Manning Elliott , the Company did not consult Manning Elliott regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16F Disclosure Provided to Former Accountants

The Company has provided Smythe Ratcliffe with a copy of its disclosures under Item 16F of this transition report on Form 20-F. The Company has requested that Smythe Ratcliffe provide the Company with a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to this Item 16F(a) and if not, stating the respects in which it does not agree. The Company has filed a letter from Smythe Ratcliffe as Exhibit(s) 15.2 and 15.3 to this transition report on Form 20-F.

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

PART III

Item 17.  Financial Statements

See Item 18

Item 18.  Financial Statements

The following Consolidated Financial Statements pertaining to the Company are filed as part of this annual report:

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

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Consolidated Financial Statements

For the years ended January 31, 2013, 2012 and 2011

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

The consolidated financial statements as at January 31, 2013 and for the year ended have been audited by Manning Elliott LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”
David Wolfin	Malcolm Davidson
President & CEO	Chief Financial Officer
May 30, 2013	May 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Coral Gold Resources Ltd.

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. which comprise the consolidated statements of financial position as at January 31, 2013 and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 to these consolidated financial statements which describes the existence of a material uncertainty that may cast significant doubt about the ability of Coral Gold Resources Ltd. to continue as a going concern.

Other Matter
The consolidated financial statements of Coral Gold Resources Ltd. as at January 31, 2012 and for the years ended January, 2012 and 2011 were audited by another firm of independent auditors who expressed an unmodified opinion on those statements in their report dated May 25, 2012.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 30, 2013

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	January 31 2013	January 31 2012

Assets
Current assets
Cash and cash equivalents		$14,450	$1,314,494
Other amounts receivable		38,593	29,912
Prepaid expenses		3,107	5,653
		56,150	1,350,059

Exploration and Evaluation Assets	4	19,264,220	17,893,018
Property and Equipment	5	106,358	108,207
Investments in Related Companies	6	396,743	961,006
Amounts Receivable from a Related Party	10b	33,043	26,916
Reclamation Bonds	7	474,034	417,393
Total Assets		$20,330,548	$20,756,599

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$401,088	$145,801
Amounts payable to related parties	10c	194,876	37,625
		595,964	183,426

Reclamation Provision	11	395,000	175,529
Deferred Tax Liability	16	2,444,038	2,360,965
Total liabilities		3,435,002	2,719,920

Equity
Share Capital	8	43,954,422	43,954,422
Equity Reserves		2,701,918	2,380,998
Accumulated Other Comprehensive Income		277,637	731,979
Accumulated Deficit		(30,048,751)	(29,041,040)
Equity Attributable to Equity Holders of the Company		16,885,226	18,026,359
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		16,895,546	18,036,679
Total Liabilities and Equity		$20,330,548	$20,756,599

Subsequent Events – Note 18

Approved by the Board of Directors:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

	Note	2013	2012	2011

Operating and Administrative Expenses
Consulting fees		$12,000	$96,951	$28,783
Depreciation		1,849	1,845	1,679
Directors’ fees		16,500	12,000	17,250
Finance costs	11	27,561	7,067	11,228
Investor relations and shareholder information		70,518	109,690	228,326
Legal and accounting		39,004	58,676	64,268
Listing and filing fees		26,157	24,646	24,463
Management fees		67,500	106,140	105,000
Office and miscellaneous		73,088	90,259	57,507
Salaries and benefits		153,137	169,483	131,993
Share-based payments	9	855,773	63,146	559,064
Travel		22,201	32,684	47,256
		1,365,288	772,587	1,276,817

Loss before other items and income tax		(1,365,288)	(772,587)	(1,276,817)

Other Income (Expenses)
Interest and other income		4,253	28,784	22,654
Foreign exchange gain (loss)		(15,369)	1,281	(14,662)
Impairment loss on investments	6	(40,337)	-	-
Gain on sale of investments	6	22,155	-	-
Loss Before Income Tax		(1,394,586)	(742,522)	(1,268,825)

Deferred income tax expense		(147,978)	(31,291)	(290,956)
Net Loss For the Year		(1,542,564)	(773,813)	(1,559,781)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on available for sale securities, net of tax	6	(454,342)	(330,342)	636,626

Comprehensive Loss For the Year		$(1,996,906)	$(1,104,155)	$(923,155)

Loss per Share - Basic and Diluted		$(0.05)	$(0.02)	$(0.05)

Weighted Average Number of Common Shares Outstanding		33,563,649	33,483,650	31,294,001

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Equity
Balance, February 1, 2010		25,513,271	$40,875,379	$1,900,107	$2,944,242	$4,844,349	$425,695	$(31,036,565)	$15,108,858
Common shares issued for cash:
Private placement		7,000,120	2,453,843	-	1,396,223	1,396,223	-	-	3,850,066
Share issuance costs		-	(354,117)	-	61,258	61,258	-	-	(292,859)
Exercise of options		436,000	327,000	-	-	-	-	-	327,000
Share-based payments		-	-	559,064	-	559,064	-	-	559,064
Transfer of reserve on exercise of options		-	87,320	(87,320)	-	(87,320)	-	-	-
Transfer of expired options and warrants		-	-	(579,692)	(2,944,242)	(3,523,934)	-	3,523,934	-
Unrealized gain on investment in securities, net of tax		-	-	-	-	-	636,626	-	636,626
Net loss for the year		-	-	-	-	-	-	(1,559,781)	(1,559,781)
Balance, January 31, 2011		32,949,391	$43,389,425	$1,792,159	$1,457,481	$3,249,640	$1,062,321	$(29,072,412)	$18,628,974
Balance, January 31, 2011		32,949,391	$43,389,425	$1,792,159	$1,457,481	$3,249,640	$1,062,321	$(29,072,412)	18,628,974
Common shares issued for cash:
Exercise of options	8b	95,000	48,950	-	-		-	-	48,950
Exercise of warrants	8b	519,258	389,444	-	-	-	-	-	389,444
Transfer of reserve on exercise of options and warrants		-	126,603	(37,875)	(88,728)	(126,603)	-	-	-
Share-based payments	9	-	-	63,146	-	63,146	-	-	63,146
Transfer of expired options		-	-	(805,185)	-	(805,185)	-	805,185	-
Unrealized loss on investment in securities, net of tax	6	-	-	-	-	-	(330,342)	-	(330,342)
Net loss for the year		-	-	-	-		-	(773,813)	(773,813)
Balance, January 31, 2012		33,563,649	$43,954,422	$1,012,245	$1,368,753	$2,380,998	$731,979	$(29,041,040)	$18,026,359

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity
Balance, January 31, 2012		33,563,649	$43,954,422	$1,012,245	$1,368,753	$2,380,998	$731,979	$(29,041,040)	$18,026,359
Share-based payments	9	-	-	425,924	429,849	855,773	-	-	855,773
Transfer of expired options		-	-	(534,853)	-	(534,853)	-	534,853	-
Unrealized loss on investment in securities, net of tax	6	-	-	-	-	-	(454,342)	-	(454,342)
Net loss for the year		-	-	-	-	-	-	(1,542,564)	(1,542,564)
Balance, January 31, 2013		33,563,649	$43,954,422	$903,316	$1,798,602	$2,701,918	$277,637	$(30,048,751)	$16,885,226

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD
Consolidated Statements of Cash Flows
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

	Note	2013	2012	2011

CASH PROVIDED BY (USED IN):

Operating Activities
Net loss		$(1,542,564)	$(773,813)	$(1,559,781)
Adjustments for non-cash items:
Depreciation		1,849	1,845	1,679
Share-based payments		855,773	63,146	559,064
Gain on sale of investments		(22,155)	-	-
Impairment loss on investments		40,337	-	-
Foreign exchange gain (loss)		2,602	354	16,086
Finance costs		27,561	7,067	11,228
Deferred income tax expense		147,978	31,291	290,956

		(488,619)	(670,110)	(680,768)
Net change in non-cash working capital	15	400,276	(54,845)	43,890

		(88,343)	(724,955)	(636,878)

Investing Activities
Expenditures on exploration and evaluation assets		(1,179,581)	(1,056,544)	(1,149,094)
Proceeds on sale of investments		26,834	-	-
Purchase of property and equipment		-	(3,023)	(102,835)
Increase in reclamation bond		(58,937)	(34,696)	-
		(1,211,684)	(1,094,263)	(1,251,929)

Financing Activities
Issuance of shares for cash, net		-	438,394	3,884,207

Effect of exchange rate fluctuations on cash and equivalents		(15)	(546)	(308)

Net change in cash and equivalents		(1,300,044)	(1,381,370)	1,995,092
Cash and cash equivalents, beginning of year		1,314,494	2,695,864	700,772

Cash and cash equivalents, end of year		$14,450	$1,314,494	$2,695,864

Supplementary Cash Flow Disclosures
Cash paid during the year for:
Interest expense		$-	$252	$8
Income taxes		$-	$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties, net		$(9,026)	$79,849	$1,605

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

1.      NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCBB, and the Frankfurt Stock Exchange.

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

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at January 31, 2013, the Company has a working deficit of $539,814 and accumulated losses of $30,048,751. The Company has not yet generated any revenues from its operations. The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together may raise significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.      BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The accounting policies in Note 3 of the Company’s audited consolidated financial statements as at and for the year ended January 31, 2013 have been applied consistently to all periods presented.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 30, 2013.

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

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.       BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Going concern

Determining if the Company has the ability to continue as a going concern is dependent on its ability to achieve profitable operations. Certain judgments are made when determining if the Company will achieve profitable operation. Further disclosure is included in Note 1.

b)	Impairment of equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

c)	Depreciation rate for equipment

Depreciation is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

d)	Estimated reclamation provisions

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and site closure costs. The provision reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

e)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

f)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and theapplication of existing tax laws in each jurisdiction. Weight is attached to taxplanning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.       SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, involvement in related companies, amounts due from a related party, accounts payable and amounts due to related parties. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalents as FVTPL. Investments in related companies are classified as available for sale and amounts due from a related party are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

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

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

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

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

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
For the years ended January 31, 2013, 2012 and 2011
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

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrants are allocated based on the Black-Scholes option pricing model for warrants.

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
For the years ended January 31, 2013, 2012 and 2011
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

Recent Accounting Pronouncements Not Yet Adopted

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for the Company’s accounting periods beginning on February 1, 2013, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective for the Company on February 1, 2013

IFRS 10 – Consolidated Financial Statements
IFRS 10 establishes the principles for the presentation and preparation of financial statements when an entity controls one or more other entities. IFRS 10 changed the definition of control such that the same criteria are applied to all entities to determine control. IFRS 10 supersedes all of the guidance in IAS 27 Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements Not Yet Adopted (continued)

IFRS 11 – Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-monetary Contributions.

IFRS 12 – Disclosure of interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 – Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value that is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IAS 27 – Separate Financial Statements
As a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

IAS 28 – Investments in Associates and Joint Ventures
As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will provided the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

IAS 1 – Presentation of Financial Statements
In June 2011, the IASB issued an amendment to IAS 1, which requires entities to separately present items in other comprehensive income based on whether or not they may be recycled to profit or loss in future periods.

IFRIC 20 – Production Stripping Costs
In October 2011, the IASB issued IFRIC 20 Stripping Costs, which requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate that it is probable future economic benefits will be realized, the costs can be reliably measured and the entity can demonstrate that it is probable future economic benefits will be realized, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved.

IAS 32 – Financial Instruments: Presentation
In December 2011, the IASB issued an amendmentto clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements Not Yet Adopted (continued)

Management does not expect that the adoption of these standards and interpretations will have a significant effect on the consolidated financial statements of the Company other than additional disclosures

The following standard will be effective for the Company’s annual periods beginning on February 1, 2015:

IFRS 9 – Financial Instruments
In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.

Management has not yet completed its process of assessing the impact that IFRS9 will have on the Company’s consolidated financial statements or whether to early adopt this requirement.

4.       EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2011	$16,723,364	$34,863	$3	$16,758,230

Exploration costs during 2012:
Assays	85,025	-	-	85,025
Consulting	804,056	-	-	804,056
Drilling	4,515	-	-	4,515
Lease payments	105,304	-	-	105,304
Mapping	22,401	-	-	22,401
Taxes, licenses and permits	92,629	5,770	-	98,399
Water analysis	574	-	-	574
Reclamation provision	14,514	-	-	14,514

Balance, January 31, 2012	$17,852,382	$40,633	$3	$17,893,018

Exploration costs during 2013:
Assays	105,209	-	-	105,209
Consulting	281,715	-	-	281,715
Drilling	576,544	-	-	576,544
Field supplies and other	299	-	-	299
Lease payments	110,756	-	-	110,756
Mapping	7,842	-	-	7,842
Taxes, licenses and permits	91,145	5,812	-	96,957
Water analysis	259	-	-	259
Reclamation provision	191,621	-	-	191,621

Balance, January 31, 2013	$19,217,772	$46,445	$3	$19,264,220

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
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

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop and exploit six lode mining claims, which form part of the core area of the Robertson Property. The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012 and will expire in March 2016, with annual rent of $30,000.

The property is subject to a 3% NSR royalty, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(b)	Blue Ridge Claims

The Company has a mineral lease agreement relating to nine mineral claims, which form part of the core area of the Robertson Property. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month.

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
For the years ended January 31, 2013, 2012 and 2011
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
For the years ended January 31, 2013, 2012 and 2011
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

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these consolidated financial statements.

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

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

5.       PROPERTY AND EQUIPMENT

	Land	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$
COST
Balance at January 31, 2011	102,834	6,920	5,926	436	116,116
Additions	-	-	-	3,023	3,023
Balance at January 31, 2012	102,834	6,920	5,926	3,459	119,139
Additions	-	-	-	-	-
Balance at January 31, 2013	102,834	6,920	5,926	3,459	119,139

ACCUMULATED DEPRECIATION
Balance at January 31, 2011	-	3,917	4,815	355	9,087
Depreciation	-	1,380	220	245	1,845
Balance at January 31, 2012	-	5,297	5,035	600	10,932
Depreciation	-	1,384	176	289	1,849
Balance at January 31, 2013	-	6,681	5,211	889	12,781

CARRYING VALUE
At January 31, 2011	102,834	3,003	1,111	81	107,029
At January 31, 2012	102,834	1,623	891	2,859	108,207
At January 31, 2013	102,834	239	715	2,570	106,358

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.       INVESTMENT IN RELATED COMPANIES

At January 31, 2013, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain	Unrealized Impairment Loss Recognized in Net Loss	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	909,071	$72,437	$323,009	-	$395,446
Mill Bay Ventures Inc.	51,873	41,634	-	(40,337)	1,297

		$114,071	$323,009	(40,337)	$396,743

At January 31, 2012, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$880,778	$957,895
Mill Bay Ventures Inc.*	51,873	41,634	(38,523)	3,111

		$118,751	$842,255	$961,006

*Mill Bay Ventures Inc. effected a 10:1 consolidation during the year ended January 31, 2012.

Certain directors of Levon and Mill Bay Ventures Inc. (“Mill Bay”) are also directors of the Company.

During the year ended January 31, 2013, the Company sold 58,500 Levon shares and realized a gain of $22,155. During the year ended January 31, 2012 the Company did not have any additions or disposals of shares.

During the year ended January 31, 2013, the share price of Mill Bay Ventures Inc. declined significantly. The amount of the cumulative unrealized loss that is reclassified from other comprehensive loss represents the difference between the book cost and current fair value. The amount reclassified at January 31, 2013 was $40,337.

7.       RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed. During the year ended January 31, 2013, at the request of the Bureau the Company increased the bonds by US$59,089.

As at January 31, 2013, the total reclamation deposits were $474,034 (US$475,317) (January 31, 2012 - $417,393 (US$416,228)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.05% (2012 - 0.10%).

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.       SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued

During the year ended January 31, 2013, no shares were issued and no options warrants were exercised.

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

On April 1, 2010, the Company closed the first tranche of a private placement of 5,245,120 units at a price of $0.55 per unit for gross proceeds of $2,884,816. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 1, 2012. In March 2012, the Company extended the expiry date of these warrants to October 1, 2012, and subsequently in September 2012, the expiry date was extended to October 1, 2013.

On April 23, 2010, the Company closed the final tranche of a private placement of 1,755,000 units at a price of $0.55 per unit for gross proceeds of $965,250. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 23, 2012. In March 2012, the Company extended the expiry date of these warrants to October 23, 2012, and subsequently in September 2012, the expiry date was extended to October 1, 2013.

The Company paid to certain finders a cash commission equal to 6% or 10% of the applicable gross proceeds of the financing ($28,945) and issued compensation options equal to 10% of certain units sold under the offering (19,000). Each compensation option was exercisable at a price of $0.75 and entitled the holder to one common share. The options expired April 23, 2011.

c)	Share purchase warrants and compensation options

Upon extension of the expiry dates of the warrants in March 2012 and September 2012, the Company recognized an incremental compensation cost of $264,886 and $164,963 respectively for the excess of the fair value of the original warrants immediately before their terms were modified and the fair value of the modified warrants at the date of modification. The fair value of warrants modified has been estimated using the Black-Scholes option pricing with the following assumptions, respectively: risk-free interest rates of 1.43% and 1.09%, dividend yield rates of $nil, volatility of 114% and 90.95% , and expected lives of 0.5 years and 1 year.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.       SHARE CAPITAL (continued)

c)	Share purchase warrants and compensation options

A summary of the share purchase warrants and compensation options issued, exercised and expired during the years ended January 31, 2013 and 2012 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, January 31, 2011	6,998,547	$0.75
Exercised	(519,258)	$0.75
Expired	(15,169)	$0.75
Balance, January 31, 2012	6,464,120	$0.75
Exercised	-	-
Expired	-	-
Balance, January 31, 2013	6,464,120	$0.75

Details of share purchase warrants outstanding as of January 31, 2013 and 2012 are:

		Warrants Outstanding
		and Exercisable
Expiry Date	Exercise Price per Share	January 31, 2013	January 31, 2012

October 1, 2013	$0.75	4,709,120	4,709,120
October 23, 2013	$0.75	1,755,000	1,755,000
		6,464,120	6,464,120

d)	Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2012 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

For the years ended January 31, 2013 and 2012, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercise Price
Stock options outstanding, January 31, 2011	3,293,000	$0.85
Exercised	(95,000)	$0.52
Expired	(683,000)	$1.24
Stock options outstanding, January 31, 2012	2,515,000	$0.76
Granted	1,765,000	$0.36
Cancelled	(420,000)	$0.74
Expired	(575,000)	$0.97
Stock options outstanding, January 31, 2013	3,285,000	$0.51

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.       SHARE CAPITAL (continued)

d)	Stock options (continued)

A summary of stock options outstanding as at January 31, 2013 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
50,000	$1.00	0.01	$0.00	February 4, 2013
10,000	$0.40	0.06	$0.00	February 22, 2013
15,000	$1.00	0.25	$0.00	May 1, 2013
90,000	$0.40	1.06	$0.00	February 22, 2014
515,000	$0.76	1.95	$0.00	January 13, 2015
555,000	$0.45	2.63	$0.00	September 17, 2015
430,000	$0.80	2.97	$0.00	January 21, 2016
920,000	$0.40	4.06	$0.00	February 22, 2017
700,000	$0.30	4.70	$0.00	October 12, 2017
3,285,000

As at January 31, 2013, 3,256,250 options were exercisable at a weighted-average exercise price of $0.51.The weighted average remaining contractual life of stock options outstanding as at January 31, 2013 was 3.29 years.

9.       SHARE-BASED PAYMENTS

During the year ended January 31, 2013, the Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 1,765,000 common shares at a weighted average exercise price of $0.36 pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to January 31, 2013. The options are exercisable on or before October 12, 2017.

No stock options were granted during the year ended January 31, 2012.

The Company recorded total share-based payments of $425,924 for stock options vested during the year (January 31, 2012 - $63,146; January 31, 2011 - $559,064). The amounts expensed were allocated to directors, officers, employees and consultants as follows:

	2013	2012	2011

Directors, officers and employees	$366,171	$-	$487,544
Investor relations	10,371	63,146	1,190
Consultants	49,382	-	70,330
Extension of warrants	429,849	-	-
	$855,773	$63,146	$559,064

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
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

	2013	2012	2011
Weighted average assumptions:
Risk-free interest rate	1.38%	1.33%	2.14%
Expected dividend yield	-	-	-
Expected option life (years)	4.82	1.36	4.63
Expected stock price volatility	108%	85%	113%
Weighted average fair value at grant date	$0.24	$0.63	$0.43

Expected volatility was forecasted based on the historical volatility of the Company.

10.     RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key Management Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	2013	2012	2011

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$110,564	$117,000	$112,500
Other members of key management	57,162	47,774	39,800

Share-based payments
Members of the Board of Directors	269,501	-	275,870
Other members of key management	50,821	-	82,244
	$488,048	$164,774	$510,114

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from a related party:

	January 31, 2013	January 31, 2012
Levon Resources Ltd.	$33,228	$26,916

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

10.    RELATED PARTY TRANSACTIONS AND BALANCES (continued)

c)	In the normal course of operations the Company transacts with companies with directors or officers in common. At January 31, 2013 and 2012, the following amounts are payable to related parties:

	January 31, 2013	January 31, 2012
Directors	$16,500	$11,876
Oniva International Services Corp.	131,269	22,134
Sampson Engineering Inc.	12,641	3,615
Wear Wolfin Designs Inc.	7,840	-
Frobisher Securities Ltd.	7,026	-
Intermark Capital Corp.	19,600	-
	$194,876	$37,625

d)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12. The transactions with Oniva during the year are summarized below:

	2013	2012	2011

Salaries and benefits	$132,884	$150,725	$112,258
Office and miscellaneous	98,036	116,160	55,178

	$230,920	$266,885	$167,436

11.    RECLAMATON PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately US$412,023 (2012 - US$249,596), which is expected to be incurred during 2018. The risk-free rate of 3% (2012 – 6%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	January 31, 2013	January 31, 2012

Beginning balance	$175,529	$168,158
Unwinding of discount	27,561	7,067
Change in estimates	191,621	-
Change in foreign exchange rate	289	304
	$395,000	$175,529

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

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

13.    FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable from a related party, other amounts receivable, accounts payable and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

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

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2013	January 31, 2012

Cash and cash equivalents held at major financial institutions
Canada – cash	$11,741	$110,921
Canada – cash equivalents	-	1,161,529
US - cash	2,709	42,044

	14,450	1,314,494
Reclamation deposits held at major financial institutions	474,034	417,393

Total cash and equivalents and reclamation deposits	$488,484	$1,731,887

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

13.    FINANCIAL INSTRUMENTS (continued)

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at January 31, 2013 in the amount of $14,450 (January 31, 2012 - $1,314,494) in order to meet short-term business requirements. At January 31, 2013, the Company had current liabilities of $595,964 (January 31, 2012 - $183,426). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs and maintain its mineral properties in 2013. This will require the Company to continue to monitor its financing requirements

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2013 and 2012.

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

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

13.    FINANCIAL INSTRUMENTS (Continued)

c)	Market risk (continued)

Foreign currency risk (continued)

	January 31, 2013	January 31, 2012

Cash	US$ 6,884	US$ 41,926
Other amounts receivable	1,847	2,128
Amounts receivable from a related party	33,132	26,841
Reclamation bonds	475,317	416,228
Accounts payable	(308,034)	(3,353)

Net exposure	US$ 209,146	US$ 483,770

Canadian dollar equivalent	$208,937	$485,125

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2013, a 10% (January 31, 2012 – 6%) fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $20,894 (January 31, 2012 - $29,000).

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

d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

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

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

13.    FINANCIAL INSTRUMENTS (Continued)

d)	Classification of Financial instruments (continued)

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2013:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$14,450	-	-
Investments in related companies	396,743	-	-
Amounts receivable from a related party	33,043	-	-
Reclamation bonds	474,034	-	-
	$918,270	-	-

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the year ended January 31, 2013.

15.    ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	2013	2012	2011

Amounts receivable from a related party	$(6,127)	$(6,320)	$(2,242)
Other amounts receivable	(8,681)	7,855	(24,150)
Prepaid expenses	2,546	34,343	(35,502)
Accounts payable and accrued liabilities	255,287	(122,125)	124,188
Amounts payable to related parties	157,251	31,402	(18,404)
	$400,276	$(54,845)	$43,890

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

16.    INCOME TAXES

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to loss before future income taxes. For the year ended January 31, 2013, the Canadian statutory rate is 25% (2012 - 26.5%).

	2013	2012

Expected income tax recovery	$348,647	$301,632
Permanent differences	(225,749)	(150,634)
Changes in timing differences	(333,183)	9,404
Changes in valuation allowance	(61,408)	(279,894)
Adjustments due to effective tax rate attributable to income taxes in other countries	126,053	98,660
Changes in income tax rates and foreign exchange	(2,338)	(10,459)
Total deferred income tax expense	$(147,978)	$(31,291)

The components of the deferred income tax assets (liabilities), after applying enacted Canadian rates of 25% (2012 - 26.5%) and enacted US rates of 35.0% (2012 - 35.0%), are as follows:

	2013	2012	2011

Deferred income tax assets
Non-capital loss carry-forwards	$3,741,587	$3,309,745	$3,005,920
Other	31,582	120,042	61,594
	3,773,169	3,429,787	3,067,514
Deferred income tax liabilities
Investment securities	(30,293)	(105,282)	(152,474)
Mineral property interests	(6,186,914)	(5,685,470)	(5,291,905)
Net deferred income tax liability	$(2,444,038)	$(2,360,965)	$(2,376,865)

The Company recognized tax benefits on losses or other deductible amounts. The balances of unused tax losses consist of unused non-capital losses carried forward of $6,657,303 (2012 - $6,246,954).

At January 31, 2013, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $6,657,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2015	$522,000
2026 to 2033	6,135,000
$6,657,000

At January 31, 2013, the Company had, for US tax purposes, net operating losses aggregating approximately US$11,666,000. The net operating losses are available to offset taxable income earned by the US operations of future years and expire as follows:

2017 to 2018	US$ 422,000
2020 to 2033	11,244,000
US$ 11,666,000

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

17.    SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the years ended January 31, 2013 and 2012. All net losses for the years ended January 31, 2013 or 2012 are as a result of Canadian head office costs. Costs of US operations are capitalized to exploration and evaluation assets.

The Company has non-current assets in the following geographic locations:

	January 31, 2013	January 31, 2012
Canada	$400,030	$964,757
USA	19,841,325	18,441,783
	$20,241,355	$19,406,540

18.     SUBSEQUENT EVENTS

Events occurring after January 31, 2013:

(a)
In March 2013, the Company issued 514,892 common shares to four related companies settling amounts payable totalling $128,723 at a deemed price of $0.25 per share. The shares issued by the Company are subject to a four month hold period expiring on July 18, 2013.

(b)	130,000 stock options expired unexercised.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: June 14, 2013	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

Exhibit Index

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*
___________________________
* Previously filed.

June 14, 2013

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Dear Sirs:

Re:  Commission File Number: 0-15688 - Coral Gold Resources Ltd.

We were previously auditors for Coral Gold Resources Ltd. and, under the date of May 25, 2012, we reported on the consolidated financial position of Coral Gold Resources Ltd. as at January 31, 2012, January 31, 2011 and February 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended January 31, 2012 and January 31, 2011. We have read the statements included under Item 16F of Coral Gold Resources Ltd.’s Form 20-F dated June 14, 2013 and we agree with such statements related to Smythe Ratcliffe LLP.

Yours very truly,

Chartered Accountants