Form 20-F
period 2014-01-31
CORAL GOLD RESOURCES, LTD.
filed 2014-06-12
CIK 813639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________

FORM 20-F
__________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

For the transition period from ___________________ to ___________________

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

There were 37,773,041 common shares, without par value, issued and outstanding as of January 31, 2014.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For the years ended January 31, 2014, 2013, 2012 and 2011 we have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For the year ended January 31, 2010, we prepared our financial statements in accordance with Canadian GAAP.

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

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended January 31, 2014.

For the years ended January 31, 2014, 2013, 2012, and 2011 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our January 31, 2011 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior year and the period ended January 31, 2010. We have adjusted our consolidated financial information at and for the year ended January 31, 2011, in accordance with IFRS 1, and therefore the financial information set forth in this annual report on Form 20-F for the year ended January 31, 2011 may differ from information previously published. We adopted IFRS with a transition date of February 1, 2011.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended January 31, 2014, 2013, 2012 and 2011. The information has been derived from our annual audited consolidated financial statements.

	Years Ended January 31,
Operations	2014	2013	2012	2011
Revenue	$-	$-	$-	$-
Expense
General and Administrative	860,517	1,365,288	772,587	1,276,817
Net Income (loss)	(50,871)	(1,542,564)	(773,813)	(1,559,781)
Net Earnings (loss) Per Share	(0.00)	(0.05)	(0.02)	(0.05)

Weighted Average Number of Shares Outstanding	36,024,532	33,563,649	33,483,650	31,294,001

	As at January 31,
Balance Sheet	2014	2013	2012	2011
Working Capital (deficit)	$(486,109)	$(539,814)	$1,166,663	$2,577,722
Total Assets	19,856,395	20,330,548	20,756,599	21,380,222
Liabilities	2,750,713	3,435,002	2,719,920	2,740,928
Shareholders’ Equity	17,105,682	16,895,546	18,036,679	18,639,294

In accordance with Canadian GAAP

The tables below for the year ended January 31, 2010 contain selected financial data prepared in accordance with Canadian GAAP, which have been derived from our previously audited consolidated financial statements for the period ending on such date. The financial data presented below for 2010 presented in accordance with Canadian GAAP and reconciled to United States GAAP, is not comparable to information prepared in accordance with IFRS.

Canadian GAAP	Year Ended January 31, 2010
Operations
Revenue	$-
Expense
General and Administrative	1,613,713
Net Income (loss)	1,711,611
Net Earnings (loss) Per Share	0.07

Weighted Average Number of Shares Outstanding	25,093,778

Balance Sheet	As at January 31, 2010
Working Capital	$648,921
Total Assets	17,791,566
Liabilities	2,022,447
Shareholders’ Equity	15,769,119

United States GAAP	Year Ended January 31, 2010
Operations
Revenue	$-
Income (loss) for year under Canadian GAAP	1,711,611
Adjustments:
Deferred exploration expenditures	(324,301)
Future income taxes	(2,774,334)
Foreign exchange gain (loss)	(465,402)
Net loss for the year under US GAAP	(1,852,426)
Unrealized gain (loss) on investment securities	465,643
Comprehensive loss for the year per US GAAP	(1,386,783)
Loss per share under US GAAP	(0.06)

Balance Sheet	As at January 31, 2010
Total assets under Canadian GAAP	$17,791,566
Adjustments	(14,718,069)
Total assets under US GAAP	3,073,497

Total shareholders’ equity under Canadian GAAP	15,769,119
Adjustments	(13,337,109)
Total shareholders’ equity under US GAAP	2,432,010

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2009	1.0849	1.2364	1.2969	0.9719
2010	1.1272	1.0650	1.3000	1.0251
2011	1.0260	1.0022	1.0778	0.9862
2012	0.9970	1.0052	1.0604	0.9449
2013	0.9978	0.9973	1.0299	0.9599
2014	1.0389	1.1138	1.1178	0.9955

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of May 30, 2014, the exchange rate was CDN$1.0842 for each US$1.

Month	High	Low
December 2013	1.0697	1.0577
January 2014	1.1171	1.0614
February 2014	1.1140	1.0953
March 2014	1.1251	1.0966
April 2014	1.1042	1.0903
May 2014	1.0980	1.0823

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Uncertainty of exploration and development programs. The Company’s results of operations are significantly affected by the costs and results of its exploration and development programs. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2014 fiscal year, the Company’s common share price fluctuated on the TSX-V between a low of $0.07 and a high of $0.23. Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

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

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar. The Company’s offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company’s currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange gain of $7,903 in fiscal 2014. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

The Company has incurred net losses since its inception and expects losses to continue. The Company has not been profitable since its inception. For the fiscal year ended January 31, 2014, the Company had a net loss of $50,871 and an accumulated deficit on January 31, 2014 of $30,035,288. As the Company is currently at the exploration stage and has no reserves of precious metals, there is no assurance that the Company will be profitable in the future.

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

The Company is a natural resource company primarily engaged in the exploration and development of natural resource properties. Its principal business activities have been the exploration of certain mineral properties located in the states of Nevada and California in the United States. The carrying value of the Company’s mineral property acquisition and exploration expenditures at January 31, 2014 is $19,027,044.

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

The Company has two wholly-owned subsidiaries: Coral Energy Corporation of California, a California corporation which holds title to the Company’s California property, and Coral Resources, Inc., a Nevada corporation, which holds title to the Company’s mining claims located in Nevada. In the 2006 fiscal year, the Company completed the purchase of 1,391,860 shares, representing 98.49% of the issued shares, of Marcus Corporation, a Nevada Corporation that owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property.

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

The Company’s primary focus has been on the Robertson Mining Claims, in Nevada, United States.

Robertson Mining Claims, Nevada, U.S.A.

The Robertson Mining Claims are located in Crescent Valley, Nevada on the western flanks of the Shoshone Range, 28 miles to the southeast of Battle Mountain, Nevada, which lies approximately 230 miles northeast of Reno, Nevada. The Robertson Mining Claims comprise approximately 9,200 acres in the Bullion Mining District, Lander County, Nevada, and currently include 445 unpatented Federal claims and 9 patented lode claims.

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

The Robertson Property is the subject of four technical reports dated January 15, 2004, April 25, 2006, January 27, 2008 and January 18, 2012. The first two technical reports were prepared by Robert McCusker, P.Geol. in accordance with NI 43-101 (“McCusker Reports”). The third and fourth reports were prepared by Beacon Hill Consultants (1988) Ltd. (“Beacon Hill”) of Vancouver, British Columbia (the “Beacon Hill Report”). The first Beacon Hill report was a NI 43-101 resource estimate that included the zones located within the Robertson’s Core claims only. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded (Carve Out) claims (joint ventured with Cortez Gold Mines (“Cortez”), a joint venture owned by Barrick Gold Corporation), were not part of the estimate. The 2012 report was an NI 43-101 compliant preliminary economic assessment of the advanced stage Altenburg Hill, Porphyry and Gold Pan zones analyzing a combination of open pit mining methods and cyanide heap leach.

Property Description and Location

The Robertson Property is an advanced-stage gold exploration project located in eastern Lander County, Nevada, 60 miles southwest of Elko. Coral Resources, Inc., a wholly owned subsidiary of the Company, acquired control of the Robertson Property in 1986. The core property consists of 445 unpatented federal lode claims, mill sites, and nine patented lode claims covering over 9,200 acres of public lands administered by the U.S. Bureau of Land Management (the “BLM”). The Company is record owner of 414 claims and controls an additional 31 claims through a series of mineral leases and option agreements.

In 2001, a boundary agreement between the Company and Cortez resolved claim boundary overlaps and seniority issues along the east and south sides of the Robertson claim block. This agreement required both parties to amend and/or abandon certain claims in order to achieve the agreed upon boundary. This was completed during the 2002-2003 assessment year.

Approximately 31 of the 445 of the claims that comprise the Robertson Property are controlled by the Company through 4 mining leases and option agreements. The Core Claims held by the Company under lease or option agreements require minimum advance royalty payments and production royalties in the event of production. Total annual payments for the various leases and minimum advance royalties are approximately US$47,000.

A summary compilation of the terms of these agreements are presented in the table below:

Mining Lease and Option Agreements

Company/Date	Number of Claims	Option Payment	Production Royalty	Advance Royalty Payment
Core:
Tenabo Gold Mining Co. Nov. 30, 1975	13	$2M	8% NSR	$12,000/yr
Northern Nevada Au, Inc. Sept. 30, 1986	12	$-	4% GSR	$9,600/yr
Albany Gold Corp. (Geomex)	All	$1.25M	3% NSR	Nil
Filippini/Breckon (June Claims)	6	$1M	3% NSR	$30,000/yr

Annual federal rental fees of US$73,500 payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2013-2014 assessment year.

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

Follow up mapping, rock sampling and infill gravity surveys in 2008 lead to the Company’s identification of a new lower plate target zone that extends from the Company’s deep hole, 2 km to the south. The Carlin-type target added significant discovery potential to the Robertson Property for a world-class gold deposit. The target zone, known as the Gold Ridge Property consists of 107 claims covering approximately 2.5 square miles and is adjacent to the western side of the Robertson claim block just north of the Pipeline Mine open pit along a projected mineralized fault and fracture system that controls gold within that deposit. Considerably more drilling on the “Gold Ridge Property” target is warranted.

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

By July 13th, 2012 the baseline vegetation and wildlife field work had been completed and the baseline studies report was submitted to the BLM.

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

Compliance with the EA process was mandatory. The various categories studied were the subject of numerous Nevada State and US Federal laws. Fortunately not all are applicable to the Robertson property.

In September 2013, Coral received a notice from the BLM, which included the Decision on the Robertson Project Amendment to the Exploration Plan of Operations and Reclamation Permit Application and also the Finding of No Significant Impact (“FONSI”).

On January 13, 2014, Coral announced that its US subsidiary, Coral Resources Inc. had received notice from the Bureau of Mining Regulation and Reclamation (BMRR) of the State of Nevada that it had approved the Plan of Amendment for Coral Resources Inc.'s Robertson Project.

The Amended Plan of Operations ("APO") was originally approved by the federal Bureau of Land Management (see news release dated Sept 16, 2013). Now that the APO has been approved by the State of Nevada (NDEP and subsidiary BMRR) and once the reclamation bond is adjusted Coral, can proceed with drilling and other programs at Robertson.

Subsequent to 2014, in March 2014, Coral entered into an option, joint venture and private placement agreement with Barrick Gold Corporation (“Barrick”) pursuant to which Barrick has been granted an option to earn up to an undivided 60% interest on the Company's Gold Ridge Property in consideration for Barrick incurring US$12,000,000 in exploration expenditures over a five year period. In addition, Barrick has the option to increase its interest by an additional 15% for an aggregate undivided 75% interest by preparing and delivering to the Company a scoping study. The Option Agreement also provides that upon Barrick exercising its option, a 60%/40% or a 75%/25% joint venture between the parties will be established in order to further explore the Gold Ridge Property.

Barrick plans to begin drilling on the Gold Ridge property once permits have been received.

Reclamation Activities

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

In August 2008, SRK Consulting prepared an “Aerial Survey Ground Truthing and Revised Cost Estimate” report for the Company, which following amendments and revisions were submitted to the BLM and NDEP in October 2008. The report outlined and updated results of reclamation done by the Company at the Robertson Property up to 2008.

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

In fiscal 2012 the Company increased the reclamation bonds by US$34,600. During fiscal 2013 the Company was required to increase its reclamation bonds by a further $58,937 as the result of receiving approval to drill 13 holes. During fiscal 2014, the Company received approval for its amended plan of operations, which required that the reclamation bonds are further increased by US$40,149.

The Company will continue to increase its reclamation bonds as necessary to meet the reclamation requirements. As at January 31, 2014 the Company has a reclamation deposit of US$475,317 (2013 - US$474,034) as required by the BLM. In February 2014, the Company paid the additional bonding requirement of US$40,149 to increase the reclamation deposit to US$515,466.

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

In March 2003, on behalf of the Company, SRK Consulting submitted a final plan for permanent closure of the mine with the BLM and NDEP. The closure plan was approved by both agencies. As a result of this work, during 2004 the BLM lowered the bonding requirements to $226,205. The Company currently maintains a required performance bond with the Nevada State Office of the BLM in the amount of US$515,466.

Permitting

In 2002, the Company submitted and was granted a five year renewal of Water Pollution Control Permit (NEV60035) by the NDEP for the Robertson Property. This permit is now renewed annually and reports are submitted quarterly. In addition, the Company has a storm water pollution control permit which is also renewed annually.

The Company continues to conduct reclamation and exploration activities under a Plan of Operation (NV067688) approved in 1989 by the BLM, which was subsequently updated to the 2007 PO. In April 2010, SRK Consulting, submitted the APO to the BLM and NDEP to allow the Company to carry out its 2010 work plan. A setback occurred when the BLM declined the drilling permit application because the Company’s existing EA was out of date. The BLM suggested that the APO be withdrawn and to revert back to a previous 2007 PO that allowed drilling on certain areas of the property without any amendments. In June 2010, the APO was withdrawn. SRK Consulting was immediately commissioned to commence work on the new EA. SRK finalized the EA and re-filed it in June 2013 which then went out for public comment which resulted in no significant challenges.

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

Preliminary Economic Assessment

In 2010, Coral commissioned Beacon Hill to commence a Preliminary Economic Assessment (“PEA”) that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property. The report was finalized and made public in late January 2012 (See news release dated January 18, 2012).

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

(ii)	Excluded Claims, Nevada, U.S.A.

Under the terms of an Exploration and Mining Venture Agreement dated July 11, 1997, Barrick Cortez Gold Mines, (“Barrick Cortez”) formerly Placer, holds an undivided 61% interest and the Company has a 39% interest carried to production in the Excluded Claims.

Beginning in 1997 and continuing through 1998, Barrick Cortez conducted a series of exploratory drilling programs on the Carve-Out Claims with limited success. In 2002, the Company conducted a drilling program on the Excluded Claims with follow-up drilling in the immediate vicinity of existing drill holes with mixed results. To date, no significant mineral resources have been discovered on the Excluded Claims. However, the wide-space deep drilling has established the presence of scattered significant gold values, anomalous levels of Carlin-type trace elements, key structural components and the occurrence of a preferred host strata.

The Company plans to rely on Barrick Cortez to further explore the property for mineral resources and no further work on the Carve-Out Claims is proposed at this time.

There is no underground or surface plant or equipment located on the Excluded Claims, nor any known body of commercial ore.

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

In September 2008, the Company entered into an exploration, development and mine operating agreement with Barrick Cortez wherein Barrick Cortez granted the option to acquire up to a 75% interest in the Company’s and Levon interests in the Norma Sass Property, Nevada.

In May 2009, Barrick Cortez announced plans to do target delineation work in the second quarter followed by deep drilling in the third quarter on the Norma Sass property.

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

On November 3, 2010, Barrick Cortez notified the Company that it had terminated its option on the Norma Sass property. The Company continues to keep claims in good standing.

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

On March 8, 2012, the Company renewed the agreement for a renewal term of four (4) years beginning on March 22, 2012 to March 22, 2016. The annual rent payment under this agreement has now increased by $5,000 for an aggregate annual rental payment of $30,000.

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

Access to the JDN Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 64 miles to the community of Crescent Valley and then an additional 11 miles on a gravel access road from the community of Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property. As of fiscal year 2001, the Company has written down the JDN Claims to a nominal value. There is no underground or surface plant or equipment located on the JDN Claims, nor any known body of commercial ore.

(vi)	Eagle Claims, Nevada, U.S.A.

The Eagle Claims consist of 45 lode mineral claims, and are located at Corral Canyon, in Lander County, Nevada, approximately 10 kilometers north-northwest of Barrick’s Cortez gold mine and comprise a total of approximately 646 acres. The Eagle Claims are approximately three miles west of Crescent Valley, Nevada, and approximately 18 miles southeast of Battle Mountain, Nevada. Access to the Eagle Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 56 miles and then an additional 8 miles on a gravel access road from the community of Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property.

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

A.	Operating Results

Year ended January 31, 2014 compared to the year ended January 31, 2013.

Operating and administrative expenses

Operating and administrative expenses were $860,517 for fiscal 2014 compared to $1,365,288 for fiscal 2013, a decrease of $504,771. Decreases in administrative and operating costs include $846,423 in share-based payments, $60,213 in investor relations and shareholder information costs, and $58,003 in salaries and benefits. Share-based payments expense decreased during the current year as no new stock options were granted. The decrease of corporate activity resulted in decreases in most other expenses. An impairment of exploration and evaluation assets expense of $498,528 increased the otherwise significantly reduced operating and administrative expenses.

Loss for the year

The loss for fiscal 2014 was $50,871 compared to a loss of $1,542,564 for fiscal 2013, a decrease of $1,491,693. The decrease was primarily due to a decrease in operating and administrative expenses of $504,771 as noted above, a decrease of income tax expense by $795,833, and increases in other items of $191,089. During fiscal 2014 the Company recorded a gain in foreign exchange of $7,903 as compared to a foreign exchange loss of $15,369 in fiscal 2013. During fiscal 2013 the Company recorded impairment loss on investments due to a long term decline of these investments of $40,337 compared to $nil in fiscal 2014. Deferred income tax recovery was $647,855 for fiscal 2014 compared to a deferred income tax expense of $147,978 for fiscal 2013. A deferred tax recovery or expense arises due to differences in the carrying values of assets and liabilities and their tax values and the Company’s ability to utilize any of its deferred income tax assets to offset the deferred income liability. During fiscal 2014, the Company recognized a gain on sale of investment of $107,300 on the sale of 370,000 shares of a related party compared to a gain on sale of investment of $22,155 in 2013 on the sale of 58,500 shares of a related party.

Currency Fluctuations

The Company’s currency fluctuation exposure is primarily due to the U.S. Dollar. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk. Fluctuations in and among the currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

B.	Liquidity and Capital Resources

Currently, the Company has no operating income. Historically, the Company has funded its operations through equity financings and the exercise of options and warrants.

During fiscal 2014 the Company incurred exploration expenditures that increased its mineral property carrying value on the Robertson Property and Ruff and Norma Sass Property by $212,308 and $6,044 respectively, and recognized an additional reclamation provision of $43,000, and impairment losses of exploration and evaluation assets of $498,528 on its Robertson Property, resulting in a net decrease of its mineral property carrying value on the Robertson Property of $243,220. At January 31, 2014, the Company had a working capital deficiency of $486,109 and cash and cash equivalents of $8,074.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2014. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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

F.	Tabular Disclosure of Contractual Obligations

As at January 31, 2014, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$236,548	$236,548	$-	$-	$-
Reclamation Provision	503,629	-	-	503,629	-
Deferred Income Tax Liabilities	1,766,720	-		-	1,766,720
Total	$2,506,897	$236,548	$-	$503,629	$1,766,720

The Company has a cost-sharing agreement to reimburse a related company, Oniva International Services Corp. (“Oniva”), for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-months’ notice by either party.

As of January 31, 2014, the Company had no other contractual obligations.

G.	Safe Harbor

Not Applicable

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of the Company’s directors and senior management as at June 11, 2014. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on July 31, 2014.

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

*On April 26, 2013, Ms. Dorothy Chin resigned as Corporate Secretary and Ms. Pamela Saulnier was appointed Corporate Secretary.

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

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended January 31, 2014 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)3	All other compensation ($)	Total compensation ($)
David Wolfin President, CEO & Director	2014	30,000	NIL	NIL	-	-	-	30,000
Malcolm Davidson CFO	2014	18,823	NIL	NIL	-	-	-	18,823

1 The Company does not currently have any share-based award plans.
2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.
3 The Company does not have any non-equity incentive plans or any pension plans.

Annual Base Salary

Base Salary for the executive officers is determined by the Board upon the recommendation of the Compensation Committee, and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

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

Option Based Award

An Option Based Award is in the form of an incentive stock option plan. The objective of the incentive stock option is to reward executive officers, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee. The plan currently used by the Company is 2013 Stock Option Plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.

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

As of January 31, 2014, stock options to purchase a total of up to 3,155,000 shares have been granted and remain outstanding under the Plan, leaving 2,304 options available for issuance. All previous grants of option-based awards are taken into account when considering new grants.

3)	Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2014:

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

(1) In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2014 and the exercise price of the option. The closing market price of the Company’s common shares as at January 31, 2014 was $0.18 per common share.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended January 31, 2014:

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

The following table sets forth the value of all compensation paid to the directors in their capacity as directors during the most recently completed financial year ended January 31, 2014:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gary Robertson*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Chris Sampson	$18,000	NIL	NIL	NIL	NIL	NIL	$18,000
David Wolfin(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ronald Andrews*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Andrew Kaplan*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000

*	Independent and Non-Employee Directors.
(1)	The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.
(2)	CEO, see Summary Compensation Table.

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2014:

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

(1)
In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at January 31, 2014 was $0.18 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended January 31, 2014:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gary Robertson	Nil	Nil	Nil
Chris Sampson	Nil	Nil	Nil
Ronald Andrews	Nil	Nil	Nil
Andrew kaplan	Nil	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company does not have an employment contract with the executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

C.	Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Company’s previous annual general meeting, held on July 24, 2013, the shareholders elected Ronald Andrews, Gary Robertson, Chris Sampson, David Wolfin, and Andrew Kaplan as directors.

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

As at January 31, 2014, the Company has one full-time employee located in Nevada, United States. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva.

E.	Share Ownership

The following table sets out the share ownership of the individuals referred to in “Compensation” as of June 11, 2014

Name of Beneficial Owner	Number of Shares	Percent

Chris Sampson	66,300	*
Ronald Andrews	55,000	*
Gary Robertson	338,550	*
David Wolfin	2,391,300	5.7%
Malcolm Davidson	-	N/A
Andrew Kaplan	-	N/A

*Less than one percent

Outstanding Options

The following information, as of June 11, 2014, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
David Wolfin* President, CEO and Director	90,000 105,000 55,000 300,000 220,000 600,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012 Oct. 12, 2012 Mar. 14, 2014	$0.76 $0.45 $0.80 $0.40 $0.30 $0.24	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017 Mar. 14, 2019

Malcolm Davidson CFO	20,000 75,000 40,000 100,000	Jan 21, 2011 Feb 22, 2012 Oct. 12, 2012 Mar. 14, 2014	$0.80 $0.40 $0.30 $0.24	Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017 Mar. 14, 2019

Chris Sampson Director	25,000 50,000 40,000 75,000 40,000 50,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012 Oct. 12, 2012 Mar. 14, 2014	$0.76 $0.45 $0.80 $0.40 $0.30 $0.24	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017 Mar. 14, 2019

Ronald Andrews Director	50,000 50,000 40,000 75,000 40,000 100,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012 Oct. 12, 2912 Mar. 14, 2014	$0.76 $0.45 $0.80 $0.40 $0.30 $0.24	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017 Mar. 14, 2019

Gary Robertson Director	50,000 50,000 40,000 75,000 75,000 100,000	Jan 13, 2010 Sep 17, 2010 Jan 21, 2011 Feb 22, 2012 Oct. 12, 2012 Mar. 14, 2014	$0.76 $0.45 $0.80 $0.40 $0.30 $0.24	Jan 13, 2015 Sep 17, 2015 Jan 21, 2016 Feb 22, 2017 Oct. 12, 2017 Mar. 14, 2019

Andrew Kaplan Director	75,000 100,000	Oct. 12, 2012 Mar. 14, 2104	$0.30 $0.24	Oct. 12, 2017 Mar. 14, 2019

Pam Saulnier Corporate Secretary	100,000	Mar. 14, 2104	$0.24	Mar. 14, 2019

Louis Wolfin Director for part of fiscal 2013*	75,000 80,000 50,000 100,000	Jan. 13, 2010 Sept. 17, 2010 Jan. 21, 2011 Feb. 22, 2012	$0.76 $0.45 $0.80 $0.40	Jan. 13, 2015 Sept. 17, 2015 Jan. 21, 2016 Feb. 22, 2017

* Louis Wolfin ceased to be a director on July 16, 2012.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of June 11, 2014, to the knowledge of the Company, no person owned more than five (5%) per cent of the outstanding shares of each class of the Company’s voting securities other than:

Name	Number of Voting Securities	Percentage
Barrick Gold Corporation	4,150,000	9.90%
David Wolfin	2,391,300	5.70%

B.	Related Party Transactions

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

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers during the years ended January 31 was as follows:

	2014	2013	2013
Salaries, bonuses, fees and benefits
Members of the Board of Directors	$66,000	$110,564	$117,000
Other members of key management	43,707	57,162	47,774

Share-based payments
Members of the Board of Directors	-	269,501	-
Other members of key management	-	50,821	-
	$109,707	$488,048	$164,774

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from a related party:

	January 31, 2014	January 31, 2013	January 31, 2012
Levon Resources Ltd. (i)	$43,908	$33,043	$26,916
Great Thunder Gold Corp. (i)	2,263	-	-
	$46,171	$33,043	$26,916

(i)	Levon Resources Ltd and Great Thunder Gold Corp. (formerly Mill Bay Ventures Ltd) are public company related by way of a common directors.

c)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are payable to related parties:

	January 31, 2014	January 31, 2013	January 31, 2012
Directors	$34,500	$16,500	$11,876
Oniva International Services Corp. (i)	153,566	131,269	22,134
Sampson Engineering Inc. (ii)	18,641	12,641	3,615
Wear Wolfin Designs Inc. (iii)	13,860	7,840	-
Saulnier Capital Corp.(iv)	4,028	-	-
Frobisher Securities Ltd. (v)	4,200	7,026	-
Intermark Capital Corp. (vi)	34,650	19,600	-
	$263,445	$194,876	$37,625

(i)	Oniva and ABC Drilling are private companies related by way of common management and directors.
(ii)	Sampson Engineering is a private company controlled by a director.
(iii)	Wear Wolfin Designs Inc. is a private company controlled by a former director and is related to an officer of the Company.
(iv)	Saulnier Capital Corp is a private company controlled by an officer.
(v)	Frobisher Securities Ltd is a private company controlled by former director and is related to an officer of the Company.
(vi)	Intermark Capital Corp is a private company controlled by an officer and director.

d)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12 of the audited consolidated financial statements. The transactions with Oniva during the years ended January 31 are summarized below:

	2014	2013	2012
Salaries and benefits	$77,785	$132,884	$150,725
Office and miscellaneous	48,489	98,036	116,160
	$126,274	$230,920	$266,885

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Amounts receivable from a related party as at January 31, 2014 is comprised of $87,473 ((US$78,535) (January 31, 2013 - US$72,245)) less an allowance for non-collection of $43,564 ((US$39,113) (January 31, 2013 - US$39,113)) due from a company related by common directors. Amounts due from another company related by common directors as at January 31, 2014 is comprised of $2,263 ((US$2,032) (January 31, 2013 - US$Nil)).

Amounts due are without stated terms of interest or repayment.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 18 to this Annual Report and include the following:

•	Independent Auditors’ Report;
•	Consolidated Statements of Financial Position as at January 31, 2014 and January 31, 2013;
•	Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2014, 2013 and 2012;
•	Consolidated Statements of Changes in Equity for the years ended January 31, 2013, 2012 and 2011;
•	Consolidated Statements of Cash Flows for the years ended January 31, 2014, 2013 and 2012; and
•	Notes to the Consolidated Financial Statements.

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

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since January 31, 2014.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX-V and in United States dollars on the OTCBB for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Six Months	High	Low	High	Low
May 2014	0.25	0.20	0.22	0.18
April 2014	0.25	0.17	0.22	0.16
March 2014	0.30	0.17	0.27	0.14
February 2014	0.18	0.12	0.16	0.13
January 2014	0.16	0.11	0.14	0.11
December 2013	0.16	0.07	0.14	0.06

2013-2014 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2014	0.16	0.07	0.14	0.06
Third Quarter ended October 31, 2013	0.15	0.10	0.14	0.09
Second Quarter ended July 31, 2013	0.19	0.10	0.19	0.10
First Quarter ended April 30, 2013	0.23	0.12	0.22	0.12

2012-2013 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2013	0.29	0.20	0.25	0.20
Third Quarter ended October 31, 2012	0.33	0.23	0.31	0.22
Second Quarter ended July 31, 2012	0.34	0.21	0.36	0.24
First Quarter ended April 30, 2012	0.46	0.27	0.43	0.35

Last Five Fiscal Years	High	Low	High	Low
2014	0.23	0.07	0.22	0.06
2013	0.46	0.20	0.43	0.20
2012	1.09	0.30	1.13	0.35
2011	1.10	0.57	1.13	0.60
2010	1.00	0.275	0.93	0.15

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Financial Instrument Risks

We are exposed to various risks including currency risks, credit risks, liquidity risks and interest rate risks, which may affect our results of operations and financial condition and, consequently, the value of our company.

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

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2014	January 31, 2013
Cash and cash equivalents held at major financial institutions
Canada – cash	$4,706	$11,741
Canada – cash equivalents	-	-
US - cash	3,368	2,709

	8,074	14,450
Reclamation deposits held at major financial institutions	529,408	474,034

Total cash and equivalents and reclamation deposits	$537,482	$488,484

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at January 31, 2014 in the amount of $8,074 (January 31, 2013 - $14,450) in order to meet short-term business requirements. At January 31, 2014, the Company had current liabilities of $499,993 (January 31, 2013 - $595,964). Accounts payable have contractual maturities of approximately 30 days, and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs and maintain its mineral properties in 2014. This will require the Company to continue to monitor its financing requirements

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2014 and 2013.

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

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2013		January 31, 2013
Cash	US$	3,024	US$	6,884
Other amounts receivable		2,085		1,847
Amounts receivable from a related party		41,454		33,132
Reclamation bonds		475,317		475,317
Accounts payable		(117,288)		(308,034)

Net exposure	US$	404,592	US$	209,146

Canadian dollar equivalent		$450,634		$208,937

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2014, a 10% fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $45,063 (January 31, 2013 - $20,894).

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

Management’s Annual Report on Internal Control Over Financial Reporting

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

The Company has taken steps to enhance and improve the design of the Company’s internal controls over financial reporting, however these steps were not complete as of January 31, 2014. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during the Company’s fiscal year ending January 31, 2014: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

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

Attestation Report of the Registered Public Accounting Firm

Not Applicable.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting in the year ended January 31, 2014; however, as a result of the evaluation of the Company’s internal control over financial reporting as of January 31, 2013, conducted by the Company’s principal executive officer, principal financial officer and an independent consultant, we expect to make such changes during the year ending January 31, 2015.

Item 16. [Reserved]

Not Applicable.

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

Item 16C. Principal Accountant Fees and Services

The independent auditor for the year ended January 31, 2014 and 2013 was Manning Elliott LLP. The independent auditor for the year ended January 31, 2012 was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for the audit of the Company’s annual financial statements for the fiscal year ended January 31, 2014 were $32,000. The aggregate fees billed by Manning Elliott LLP for the fiscal year ended January 31, 2013 were $32,000.

Audit-Related Fees

The audit related fees billed by Manning Elliott LLP for the year ended January 31, 2014 are estimated to be $4,000. The audit related fees billed by Manning Elliott for the year ended January 31, 2013 were $4,000. These fees relate to the advisory services provided with respect to the Company’s Form 20-F.

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended January 31, 2014 are estimated to be $3,000. The tax fees billed by Manning Elliott LLP for the year ended January 31, 2013 were $3,700. The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were nil for the fiscal years ended January 31, 2014 and 2013.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2014. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Resignation of Smythe Ratcliffe Chartered Accountants

During the Company’s three most recent fiscal years, Smythe Ratcliffe LLP (“Smythe Ratcliffe”), who were previously engaged as the principal accountant to audit the Company, resigned.

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

During the Company’s three most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with Smythe Ratcliffe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Smythe Ratcliffe, would have caused it to make reference to the subject matter of the disagreements in connection with its report. None of the following events occurred within the Company’s two most recent fiscal years and any subsequent interim period preceding Smythe Ratcliffe’s resignation:

(A)	Smythe Ratcliffe advised the Company that the internal controls necessary for the Company to develop reliable financial statements did not exist;

(B)
Smythe Ratcliffe advised the Company that information came to Smythe Ratcliffe’s attention that has led it to no longer be able to rely on management’s representations, or that had made it unwilling to be associated with the consolidated financial statements prepared by management;

(C)
Smythe Ratcliffe advised the Company of the need to expand significantly the scope of its audit, or that information came to Smythe Ratcliffe’s attention during the Company’s two most recent fiscal years and any subsequent interim period, that if further investigated may:

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

(D)	Smythe Ratcliffe advised the Company that information came to Smythe Ratcliffe’s attention that it had concluded materially impacts the fairness or reliability of either:

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

Appointment of Manning Elliott Chartered Accountants LLP

The Company engaged Manning Elliott LLP (“Manning Elliott”) as its principal accountant to audit its consolidated financial statements effective March 11, 2013. During the Company’s two most recent fiscal years and any subsequent interim period prior to engaging Manning Elliott , the Company did not consult Manning Elliott regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16F Disclosure Provided to Former Accountants

The Company has provided Smythe Ratcliffe with a copy of its disclosures under Item 16F of this annual report on Form 20-F. The Company has requested that Smythe Ratcliffe provide the Company with a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to this Item 16F(a) and if not, stating the respects in which it does not agree. The Company has filed a letter from Smythe Ratcliffe as Exhibit(s) 15.2 and 15.3 to this annual report on Form 20-F. [NTD: These exhibits are not included]

Item 16G. Corporate Governance

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

See Item 18.

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

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Consolidated financial statements

For the years ended January 31, 2014, 2013, and 2012
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

The consolidated financial statements as at January 31, 2014 and 2013 for the years then ended have been audited by Manning Elliott LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CA
President & CEO	Chief Financial Officer
May 29, 2014	May 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Coral Gold Resources Ltd.

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. which comprise the consolidated statements of financial position as at January 31, 2014 and 2013 and the consolidated statements of operations and comprehensive loss, equity and cash flows for the years then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2014 and 2013 and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 to these consolidated financial statements which describes the existence of a material uncertainty that may cast significant doubt about the ability of Coral Gold Resources Ltd. to continue as a going concern.

Other Matter
The information presented in the consolidated statements of equity and operations and comprehensive loss for the year ended January 31, 2012 and related notes of Coral Gold Resources Ltd. were audited by another firm of independent auditors who expressed an unmodified opinion on those consolidated statements in their report dated May 25, 2012.

/s/ Manning Elliott LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 29, 2014

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	January 31, 2014	January 31, 2013

Assets
Current assets
Cash and cash equivalents		$8,074	$14,450
Other amounts receivable		5,810	38,593
Prepaid expenses		-	3,107
		13,884	56,150

Exploration and Evaluation Assets	4	19,027,044	19,264,220
Property and Equipment	6	99,383	106,358
Investments in Related Companies	7	140,505	396,743
Amounts Receivable from a Related Party	11b	46,171	33,043
Reclamation Bonds	8	529,408	474,034
Total Assets		$19,856,395	$20,330,548

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$236,548	$401,088
Amounts payable to related parties	11c	263,445	194,876
		499,993	595,964

Reclamation Provision	12	484,000	395,000
Deferred Tax Liability	17	1,766,720	2,444,038
Total liabilities		2,750,713	3,435,002

Equity
Share Capital	9	44,311,995	43,954,422
Equity Reserves		2,738,194	2,701,918
Accumulated Other Comprehensive Income		80,461	277,637
Accumulated Deficit		(30,035,288)	(30,048,751)
Equity Attributable to Equity Holders of the Company		17,095,362	16,885,226
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		17,105,682	16,895,546
Total Liabilities and Equity		$19,856,395	$20,330,548

Commitments – Note 13
Subsequent Events – Note 19

Approved by the Board of Directors on May 29, 2014:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended January 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

	Note	2014	2013	2012

Operating and Administrative Expenses
Consulting fees		$18,836	$12,000	$96,951
Depreciation		6,975	1,849	1,845
Directors’ fees		18,000	16,500	12,000
Finance costs	12	11,850	27,561	7,067
Impairment of exploration and evaluation assets	5	498,528	-	-
Investor relations		10,305	70,518	109,690
Management fees		30,000	67,500	106,140
Office and miscellaneous		44,426	73,088	90,259
Professional fees		87,669	39,004	58,676
Regulatory and compliance fees		23,603	26,157	24,646
Salaries and benefits		95,134	153,137	169,483
Share-based payments	10	9,350	855,773	63,146
Travel		5,841	22,201	32,684
		860,517	1,365,288	772,587

Loss before other items and tax		(860,517)	(1,365,288)	(772,587)

Other items
Interest and other income		248	4,253	28,784
Gain on sale of investments	7	107,300	22,155	-
Gain on settlement of debt	9	46,340	-	-
Impairment loss on investments	7	-	(40,337)	-
Foreign exchange gain (loss)		7,903	(15,369)	1,281
Loss Before Income Tax		(698,726)	(1,394,586)	(742,522)
Deferred income tax recovery (expense)	17	647,855	(147,978)	(31,291)
Net Loss		(50,871)	(1,542,564)	(773,813)
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain loss on available for sale securities	7	(197,176)	(454,342)	(330,342)
COMPREHENSIVE LOSS		$(248,047)	$(1,996,906)	$(1,104,155)

Loss per Share - Basic and Diluted		$(0.00)	$(0.05)	$(0.02)

Weighted Average Number of Shares Outstanding		36,024,532	33,563,649	33,483,650

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Equity
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total

Balance, January 31, 2011		32,949,391	$43,389,425	$1,792,159	$1,457,481	$3,249,640	$1,062,321	$(29,072,412)	$10,320	$18,639,294
Common shares issued for cash:
Exercise of options		95,000	48,950	-	-	-	-	-	-	48,950
Exercise of warrants		519,258	389,444	-	-	-	-	-	-	389,444
Transfer of reserve on exercise of options and warrants		-	126,603	(37,875)	(88,728)	(126,603)	-	-	-	-
Share-based payments		-	-	63,146	-	63,146	-	-	-	63,146
Transfer of expired options		-	-	(805,185)	-	(805,185)	-	805,185	-	-
Unrealized loss on investment in securities, net of tax		-	-	-	-	-	(330,342)	-	-	(330,342)
Net loss for 2012		-	-	-	-	-	-	(773,813)	-	(773,813
Balance, January 31, 2012		33,563,649	$43,954,422	$1,012,245	$1,798,602	$2,380,998	$731,979	$(29,041,040)	$10,320	$18,036,679

Share-based payments	9	-	-	425,924	429,849	855,773	-	-	-	855,773
Transfer of expired options		-	-	(534,853)	-	(534,853)	-	534,853	-	-
Unrealized loss on investment in securities, net of tax	7	-	-	-	-	-	(454,342)	-	-	(454,342)
Net loss for 2013		-	-	-	-	-	-	(1,542,564)	-	(1,542,564)
Balance, January 31, 2013		33,563,649	$43,954,422	$903,316	$1,798,602	$2,701,918	$277,637	$(30,048,751)	$10,320	$16,895,546
Common shares issued for cash:
Private Placements	9	3,694,500	278,190	-	91,260	91,260	-	-	-	369,450
Less: Share issuance costs		-	(3,000)	-	-	-	-	-	-	(3,000)
Common shares issued for debt	9	514,892	82,383	-	-	-	-	-	-	82,383
Share-based payments	9	-	-	2,629	6,721	9,350	-	-	-	9,350
Transfer of expired/cancelled options		-	-	(64,334)	-	(64,334)	-	64,334	-	-
Unrealized loss on investment in securities, net of tax	7	-	-	-	-	-	(197,176)	-	-	(197,176)
Net loss for 2014		-	-	-	-	-	-	(50,871)	-	(50,871)
Balance, January 31, 2014		37,773,041	$44,311,995	$841,611	$1,896,583	$2,738,194	$80,461	$(30,035,288)	$10,320	$17,105,682

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Cash Flows
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

	Note	2014	2013	2012

CASH PROVIDED BY (USED IN):

Operating Activities
Net loss		$(50,871)	$(1,542,564)	$(773,813)
Adjustments for non-cash items:
Depreciation		6,975	1,849	1,845
Share-based payments		9,350	855,773	63,146
Gain on sale of investments		(107,300)	(22,155)	-
Gain on settlement of debt		(46,340)	-	-
Impairment loss on investments		-	40,337	-
Foreign exchange gain (loss)		(25,400)	2,602	354
Finance costs		11,850	27,561	7,067
Impairment of exploration and evaluation assets		498,528	-	-
Deferred income tax expense (recovery)		(647,855)	147,978	31,291

		(351,063)	(488,619)	(670,110)
Net change in non-cash working capital	16	59,374	400,276	(54,845)
		(291,689)	(88,343)	(724,955)

Investing Activities
Expenditures on exploration and evaluation assets		(218,352)	(1,179,581)	(1,056,544)
Proceeds on sale of investments		136,899	26,834	-
Purchase of property and equipment		-	-	(3,023)
Increase in reclamation bond		-	(58,937)	(34,696)
		(81,453)	(1,211,684)	(1,094,263)

Financing Activities
Issuance of shares for cash, net		366,450	-	438,394
Effect of exchange rate fluctuations on cash and equivalents		316	(15)	(546)
Net decrease in cash and equivalents		(6,376)	(1,300,044)	(1,381,370)
Cash and cash equivalents, beginning of year		14,450	1,314,494	2,695,864
Cash and cash equivalents, end of year		$8,074	$14,450	$1,314,494

Supplementary Cash Flow Disclosures
Cash paid during the year for:
Interest expense		$-	$-	$252
Income taxes		$-	$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties, net		$(4,829)	$(9,026)	$78,244

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
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

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at January 31, 2014, the Company has a working deficit of $486,109 and accumulated losses of $30,035,288. The Company has not yet generated any revenues from its operations. The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together form a material uncertainty which may raise significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The accounting policies in Note 3 have been applied consistently to all periods presented.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 29, 2014.

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

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
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

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

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

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, investments in related companies, amounts due from a related party, accounts payable and amounts due to related parties. At initial recognition management has classified financial assets and liabilities as follows:

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

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

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are cashable readily convertible into a known amounts of cash.

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

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and impairment. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

Property and equipment are depreciated annually using the following methods and rates:

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

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the year.

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

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrants are allocated based on a value determined by the Black-Scholes option pricing model for the warrants.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas. The reclamation provisions are initially recorded with corresponding increase to the carrying amount of related mineral properties.

When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the risk-free interest rate applicable to the future cash outflows, which is accreted over time through periodic charges to income or loss.

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

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

New accounting standards adopted by the Company

The mandatory adoption of the following new and revised accounting standards and interpretations on February 1, 2013 had no significant impact on the Company’s consolidated financial statements for the years presented:

IFRS 10 – Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of the previous IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IFRS 11, proportionate consolidation is no longer permitted.

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

IFRS 13 – Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes disclosures about fair value measurement.

IAS 1 – Presentation of Financial Statements
In June 2011, the IASB issued an amendment to IAS 1, which requires entities to separately present items in other comprehensive income based on whether or not they may be reclassified to profit or loss in future periods.

IAS 27 – Separate Financial Statements
As a result of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 has been reissued to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

IAS 28 – Investments in Associates and Joint Ventures
As a consequence of the issuance of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended to provide accounting guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 is applied by all entities that are investors with joint control of, or significant influence over, an investee.

IFRIC 20 – Production Stripping Costs
In October 2011, the IASB issued IFRIC 20, which requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate (i) that it is probable future economic benefits will flow to the entity, (ii) the component of the ore body for which the access has been improved is identifiable, (iii) the costs related to the stripping activity associated with that component can be reliably measured.

Accounting Standards and Amendments Issued But Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2014.

The following standards will be adopted effective February 1, 2014:

IAS 36 – Impairment of Assets
In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when and asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal. Management does not expect that the adoption of this standard will have a significant effect on the consolidated financial statements of the Company other than additional disclosures.

IFRIC 21 – Levies
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. Management does not expect that the adoption of this standard will have a significant effect on the consolidated financial statements of the Company other than additional disclosures.

The following standard will be adopted effective February 1, 2015:

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

We are currently evaluating the impact the final interpretation is expected to have on our consolidated financial statements.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2012	$17,852,382	$40,633	$3	$17,893,018

Exploration costs during 2013:
Assays	105,209	-	-	105,209
Consulting	281,715	-	-	281,715
Drilling	576,544	-	-	576,544
Field supplies and other	299	-	-	299
Lease payments	110,756	-	-	110,756
Mapping	7,842	-	-	7,842
Taxes, licenses and permits	91,145	5,812	-	96,957
Water analysis	259	-	-	259
Reclamation provision	191,621	-	-	191,621

Balance, January 31, 2013	$19,217,772	$46,445	$3	$19,264,220

Exploration costs during 2014:
Consulting	69,590	-	-	69,590
Lease payments	68,548	-	-	68,548
Mapping	2,574	-	-	2,574
Taxes, licenses and permits	71,596	6,044	-	77,640
Reclamation provision	43,000	-	-	43,000
Impairment (Note 5)	(498,528)	-	-	(498,528)
Balance, January 31, 2014	$18,974,552	$52,489	$3	$19,027,044

The Company has certain interests in 696 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)	Robertson Property

The Robertson group is comprised of three claim groups known as the Core claims, the Excluded claims (previously referred to as Carve-out claims), and the Ruf claims.

Core Claims – 100% interest

The Company holds an interest in 445 patented and unpatented lode mining claims. The Company owns outright 378 of these claims of which 39 unpatented lode claims are owned by the Company’s 98.49% owned subsidiary, Marcus.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

The remaining 67 claims are leased by the Company as follows:

(i)	Breckon Lease June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims, which form part of the core area of the Robertson Property. The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012 and will expire in March 2016, with annual rent of US$30,000.

The property is subject to a 3% NSR royalty, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(ii)	Chachas/Moore Lease

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

(iii)	Blue Nugget, Lander Ranch and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to nine Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property (Note 4d). Pursuant to the fifth amending agreement, the terms of the lease was extended to April 21, 2013 and are currently being negotiated. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

(iv)	Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the core area of the Robertson Property with an indefinite term. The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease.

(v)	Ruf Claims – 66.67% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd (“Levon”), a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 4a(iii) and 4d) of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table. A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS (continued)

b)	Excluded Claims (previously referred to as Carve-out Claims) – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 132 claims (originally 219 claims). Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick Gold Corporation (“Barrick”).

c)	Blue Ridge Claims

The Company has a mineral lease agreement relating to nine mineral claims, which adjoin the southern part of the Excluded Claims. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month.

d)	Norma Sass Property – 66.67% interest

The Company holds a 66.67% interest in the 38 Norma Sass mining claims located in Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement (Note 4a(iii)). The remaining 33.33% interest is held by Levon (Note 4a(v)).

e)	JDN Hilltop Crest – 50% interest

The Company holds a 50% interest in 27 claims in the Hilltop District, Lander County, Nevada. The remaining 50% interest is held by Great Thunder Gold Corp.

f)	Eagle Claims – 50% interest

The Company holds a 50% interest in 45 claims in the Eagle Group situated in the Shoshone Range, Lander County, Nevada. The remaining 50% interest is held by Levon.

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

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

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS (continued)

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these consolidated financial statements.

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

5. IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

The Company reviews the carrying amounts of its long‐term assets at each statement of financial position date to determine whether there is any indication that those assets are impaired.

During 2014 the Company determined that 184 claims were insignificant to the core property and did not warrant addition expenditures for claims maintenance. The 184 claims were previously part of the core claims – 100% and described in note 4 (a). The Company concluded that these claims were not required to maintain the value of the other core claims and therefore the costs incurred to date on those claims should be written off. The Company acquired these claims between 1986 and 1991. The $498,528 carrying value of the claims disposed is recorded as a charge to operations and is included in net loss.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

6. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$	$
COST
Balance at January 31, 2012	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2013	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2014	84,127	18,708	6,920	5,926	3,459	119,140

ACCUMULATED DEPRECIATION
Balance at January 31, 2012	-	-	5,297	5,035	600	10,932
Depreciation	-	-	1,384	176	289	1,849
Balance at January 31, 2013	-	-	6,681	5,211	889	12,781
Depreciation	-	6,080	239	143	513	6,975
Balance at January 31, 2014	-	6,080	6,920	5,354	1,402	19,757

CARRYING VALUE
At January 31, 2013	84,127	18,708	239	715	2,570	106,358
At January 31, 2014	84,127	12,628	-	572	2,057	99,383

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

7. INVESTMENT IN RELATED COMPANIES

At January 31, 2014, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	539,071	$42,837	$97,321	$140,158
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)*	17,291	1,297	(950)	347
		$44,134	$96,371	$140,505

At January 31, 2013, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain	Unrealized Impairment Loss Recognized in Net Loss	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	909,071	$72,437	$323,009	$-	$395,446
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)	51,873	41,634	-	(40,337)	1,297
		$114,071	$323,009	$(40,337)	$396,743
_________________
*Mill Bay Ventures Inc. affected a 3:1 consolidation during the year ended January 31, 2014.

During the year ended January 31, 2014, the Company recorded an unrealized pre-tax loss of $226,639 (2013 - $559,583) on investments in related companies, representing the change in fair value during the year.

Certain directors of Levon and Great Thunder Gold Corp. (formerly Mill Bay Ventures Inc.) are also directors of the Company.

During the year ended January 31, 2014, the Company sold 370,000 (2013 – 58,500) Levon shares and realized a gain of $107,300 (January 31, 2013 - $22,155).

During the year ended January 31, 2013, the share price of Great Thunder Gold Corp. (formerly Mill Bay Ventures Inc.) declined significantly. The amount of the cumulative unrealized loss that is reclassified from other comprehensive loss represents the difference between the book cost and current fair value. The amount reclassified at January 31, 2013 was $40,337 which was included in net loss for 2013.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

8. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed. During the year ended January 31, 2014, at the request of the Bureau the Company increased the bonds by US$59,089.

As at January 31, 2014, the total reclamation deposits were $529,408 (US$475,317) (January 31, 2013 - $474,034 (US$475,317)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.05% (2013 - 0.05%).

9. SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during 2014 and 2013

On July 17, 2013, the Company closed a non-brokered private placement issuing 3,694,500 units at a price of $0.10 per unit for gross proceeds of $369,450. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.15 expiring on July 17, 2015. The company paid cash finders’ fees of $3,000.

The fair value of the warrants issued has been estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rate of 1.09%, dividend yield rates of $nil, volatility of 76.45% and expected lives of 2 years. Of the $369,450 total aggregate proceeds raised, $91,260 was attributable to warrants and $278,190 was attributable to common shares.

On March 18, 2013, the Company issued 514,892 common shares to four related companies settling amounts payable totalling $128,723 at a deemed price of $0.25 per share. The shares issued had a fair value of $82,383 and the Company recorded a gain on settlement of debt of $46,340. The shares issued by the Company were subject to a four month hold period that expired on July 18, 2013.

During the years ended January 31, 2014 and 2013, no options or warrants were exercised.

c)	Share purchase warrants and compensation options

On September 19, 2013, the TSX Venture Exchange approved the extension of the expiry dates of the warrants issued pursuant to the private placement that closed on April 1, 2010 from October 1, 2013 and October 23, 2013 to October 1, 2014 and October 23, 2014 respectively. All other terms remain the same.

As a result of the extension, the Company recorded an additional aggregate fair value compensation cost in the amount of $6,721 which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the amended warrants at the date of the amendment: risk-free interest rate of 1.25%, dividend yield of 0.00%, volatility of 74.91%, and an expected life of 1.0 year.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

9. SHARE CAPITAL (continued)

c)	Share purchase warrants and compensation options (continued)

During the year ended January 31, 2013, the Company recorded an incremental compensation cost totaling $429,849 for the excess of the fair value of the original warrants immediately before their terms were modified and the fair value of the modified warrants at the date of modification. The fair value of warrants modified has been estimated using the Black-Scholes option pricing with the following assumptions, respectively: risk-free interest rates of 1.43% and 1.09%, dividend yield rates of $nil, volatility of 114% and 90.95%, and expected lives of 0.5 years and 1 year.

A summary of the share purchase warrants and compensation options issued, exercised and expired during the years ended January 31, 2014 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2012	6,464,120	$0.75
Balance, January 31, 2013	6,464,120	$0.75
Issued	3,694,500	$0.15
Balance, January 31, 2014	10,158,620	$0.53

Details of share purchase warrants outstanding as of January 31, 2014 and 2013 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	January 31, 2014	January 31, 2013

October 1, 2014	$0.75	4,709,120	4,709,120
October 23, 2014	$0.75	1,755,000	1,755,000
July 17, 2015	$0.15	3,694,500	-
		10,158,620	6,464,120

d)	Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2013 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

9. SHARE CAPITAL (continued)

d)	Stock options (continued)

For the years ended January 31, 2014 and 2013 stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, January 31, 2012	2,515,000	$0.76
Granted	1,765,000	$0.36
Cancelled	(420,000)	$0.74
Expired	(575,000)	$0.97
Stock options outstanding, January 31, 2013	3,285,000	$0.51
Granted	-	-
Cancelled	(65,000)	$0.43
Expired	(65,000)	$1.00
Stock options outstanding, January 31, 2014	3,155,000	$0.50

A summary of stock options outstanding as at January 31, 2014 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
90,000	$0.40	0.06	$0.00	February 22, 2014
515,000	$0.76	0.95	$0.00	January 13, 2015
550,000	$0.45	1.63	$0.00	September 17, 2015
420,000	$0.80	1.97	$0.00	January 21, 2016
900,000	$0.40	3.06	$0.00	February 22, 2017
680,000	$0.30	3.70	$0.00	October 12, 2017
3,155,000	$0.50	2.37

As at January 31, 2014, 3,155,000 options were exercisable at a weighted-average exercise price of $0.50. The weighted average remaining contractual life of stock options outstanding as at January 31, 2014 was 2.73 years.

10. SHARE-BASED PAYMENTS

No stock options were granted during the year ended January 31, 2014.

During the year ended January 31, 2013, the Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 1,765,000 common shares at a weighted average exercise price of $0.36 pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to October 12, 2013. The options are exercisable on or before October 12, 2017.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

10. SHARE-BASED PAYMENTS (continued)

The Company recorded total share-based payments of $9,350 for the vesting of stock options and for the extension of warrants during the year ended January 31, 2014 (2013 - $855,773; 2012 - $63,146) as follows:

	2014	2013	2012

Directors, officers and employees	$-	$366,171	$-
Investor relations	2,629	10,371	63,146
Consultants	-	49,382	-
Extension of warrants	6,721	429,849	-
	$9,350	$855,773	$63,146

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

	2014	2013	2012
Weighted average assumptions:
Risk-free interest rate	-	1.38%	1.33%
Expected dividend yield	-	-	-
Expected option life (years)	-	4.82	1.36
Expected stock price volatility	-	108%	85%
Weighted average fair value at grant date	-	$0.24	$0.63

Expected volatility was forecasted based on the historical volatility of the Company.

11. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key Management Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the years ended January 31 was as follows:

	2014	2013	2012

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$66,000	$110,564	$117,000
Other members of key management	43,707	57,162	47,774

Share-based payments
Members of the Board of Directors	-	269,501	-
Other members of key management	-	50,821	-
	$109,707	$488,048	$164,774

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from related parties:

	January 31, 2014	January 31, 2013
Levon Resources Ltd.	$43,908	$33,043
Great Thunder Gold (formerly Mill Bay Ventures)	2,263	-
Total	$46,171	$33,043

c)
In the normal course of operations the Company transacts with companies with directors or officers in common. During 2014 the Company settled $128,722 of related party debt through issuance of common shares of the Company, as described in Note 9b. At January 31, 2014 and January 31, 2013, the following amounts are payable to related parties:

	January 31, 2014	January 31, 2013
Directors	$34,500	$16,500
Oniva International Services Corp.	153,566	131,269
Sampson Engineering Inc.	18,641	12,641
Wear Wolfin Designs Inc.	13,860	7,840
Saulnier Capital	4,028	-
Frobisher Securities Ltd.	4,200	7,026
Intermark Capital Corp.	34,650	19,600
	$263,445	$194,876

The amounts included above in 11(b) and 11(c) are unsecured, non-interest bearing with no fixed terms of repayment.

d)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 13. The transactions with Oniva during the year are summarized below:

	2014	2013	2012
Salaries and benefits	$77,785	$132,884	$150,725
Office and miscellaneous	48,489	98,036	116,160
	$126,274	$230,920	$266,885

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

12. RECLAMATON PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately $503,629 (US$452,172) (January 31, 2013 - $413,177 (US$412,023)), which is expected to be incurred during 2018. The risk-free rate of 3% (January 31, 2013 – 3%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	January 31, 2014	January 31, 2013

Beginning balance	$395,000	$175,529
Unwinding of discount	11,850	27,561
Change in estimates	43,000	191,621
Change in foreign exchange rate	34,150	289
	$484,000	$395,000

13. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month’s notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

14. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

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

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

14. FINANCIAL INSTRUMENTS (continued)

a)	Credit risk (continued)

	January 31, 2014	January 31, 2013

Cash held at major financial institutions
Canada – cash	$4,706	$11,741
US - cash	3,368	2,709

	8,074	14,450
Reclamation deposits held at major financial institutions	529,408	474,034
Total cash and reclamation deposits	$537,482	$488,484

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had a working capital deficit in 2014 and 2013. The Company has cash at January 31, 2014 in the amount of $8,074 (January 31, 2013 - $14,450) in order to meet short-term business requirements. At January 31, 2014, the Company had current liabilities of $499,993 (January 31, 2013 - $595,964). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2014.

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2014 and 2013.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

14. FINANCIAL INSTRUMENTS (Continued)

c)	Market risk (continued)

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

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2014		January 31, 2013

Cash	US$	3,024	US$	6,884
Other amounts receivable		2,085		1,847
Amounts receivable from a related parties		41,454		33,132
Reclamation bonds		475,317		475,317
Accounts payable		(117,288)		(308,034)

Net exposure	US$	404,592	US$	209,146

Canadian dollar equivalent		$450,634		$208,937

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2014, a 10% (January 31, 2013 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $45,063 (January 31, 2013 - $20,894).

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

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

14. FINANCIAL INSTRUMENTS (Continued)

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

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2014:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$8,074	-	-
Investments in related companies	140,505	-	-
	$148,579	-	-

15. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the year ended January 31, 2014.

16. ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	January 31, 2014	January 31, 2013

Amounts receivable from related parties	$(9,268)	$(6,127)
Other amounts receivable	32,783	(8,681)
Prepaid expenses	3,107	2,546
Accounts payable and accrued liabilities	(35,817)	255,287
Amounts payable to related parties	68,569	157,251
	$59,374	$400,276

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

17. INCOME TAXES

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to loss before future income taxes. For the year ended January 31, 2014, the Canadian statutory rate is 26% (2013 - 25%).

	2014	2013	2012
Expected income tax recovery	$181,670	$348,647	$301,632
Permanent differences	10,760	(225,749)	(150,634)
Changes in timing differences	9,659	(21,221)	-
Effect of foreign exchange changes on U.S. loss carry-forwards	492,885	(196,741)	9,404
Expired losses	(20,428)	(115,221)	-
Changes in deferred income tax liability	(135,099)	(61,408)	(279,894)
Adjustments due to effective tax rate attributable to U.S. income taxes in other countries	37,513	126,053	98,660
Changes in income tax rates and other exchange	70,895	(2,338)	(10,459)
Total deferred income tax recovery (expense)	$647,855	$(147,978)	$(31,291)

The components of the deferred income tax assets (liabilities), after applying enacted Canadian rates of 26% (2013 - 25%) and enacted US rates of 35.0% (2013 - 35.0%), are as follows:

	2014	2013

Deferred income tax assets
Non-capital loss carry-forwards	$4,355,403	$3,741,587
Other	8,685	31,582
	4,364,088	3,773,169
Deferred income tax liabilities
Investment securities	(1,917)	(30,293)
Exploration and evaluation assets	(6,128,891)	(6,186,914)
Net deferred income tax liability	$(1,766,720)	$(2,444,038)

At January 31, 2014, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $6,887,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2015	$522,000
2026 to 2033	6,365,000
$6,887,000

At January 31, 2014, the Company had, for US tax purposes, net operating losses aggregating approximately US$11,960,000. The net operating losses are available to offset taxable income earned by the US operations of future years and expire as follows:

2018	US$	364,000
2020 to 2034		11,596,000
	US$	11,960,000

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

 18. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the year ended January 31, 2014, 2013, and 2012.

The Company has non-current assets in the following geographic locations:

	January 31, 2014	January 31, 2013
Canada	$143,136	$400,030
USA	19,653,204	19,841,325
	$19,796,340	$20,241,355

19. SUBSEQUENT EVENTS

In March 2014, the Company entered into an exploration and option to joint venture with Barrick Gold Corporation ("Barrick"), pursuant to which Barrick has been granted an option to earn up to an undivided 60% interest on the Company's Gold Ridge Property in Nevada (consisting of a portion of the Robertson Property) in consideration for incurring US$12,000,000 in exploration expenditures over a five year period. In addition, Barrick has the option to increase its interest by an additional 15% for an aggregate undivided 75% interest by preparing and delivering to the Company a scoping study. The Option Agreement also provides that upon the exercise of the option, a 60%/40% or a 75%/25% joint venture between the parties will be established in order to further explore the Gold Ridge Property. In March 2014, the Company closed a non-brokered private placement in connection with the exploration and option to joint venture issuing 4,150,000 common shares of the Company at a price of $0.17 per common share for gross proceeds of $705,500.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: June 11, 2014	By:	/s/ David Wolfin
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