Form 20-F
period 2015-01-31
CORAL GOLD RESOURCES, LTD.
filed 2015-06-15
CIK 813639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2015

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

There were 42,825,337 common shares, without par value, issued and outstanding as of January 31, 2015.

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

In this Annual Report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the “Company”, “Coral”, “we”, “our” or “us” refers to Coral Gold Resources Ltd.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATE OF MEASURE AND INDICATED MINERAL RESOURCES

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”) applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, information contained in this annual report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular, this annual report on Form 20-F includes the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. Investors are advised that these terms are defined under Canadian rules under National Instrument 43-101 (“NI 43-101”). U.S. Investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves. However, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For the years ended January 31, 2015, 2014, 2013 and 2012 we have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

chert	A rock resembling flint and consisting essentially of crypto-crystalline quartz or fibrous chalcedony.

CIM Standards	Canadian Institute of Mining Standards

cryptocrystalline	is a rock texture made up of such minute crystals that its crystalline nature is only vaguely revealed even microscopically in thin sections by transmitted polarized light.

crystalline	consisting of or containing crystals.

devonian	is a geologic period and system of the Paleozoic Era spanning from the end of the Silurian Period, about 416.0 ± 2.8 Million years ago.

diamond drill	A rotary type of rock drill that uses diamonds to cut a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

eocene	is the second of five era’s in the Tertiary Period and lasted from about 55.8 to 33.9 million years ago.

fault	A fracture in a rock where there has been displacement of the two sides.

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

RQD

Rock Quality Designation - a technique that is used in geotechnical engineering principles which determines the quality of rock that was recovered when taking a core sample. It means rock quality designation and representative cross sections of the core sample must reach, or exceed 90- 100 mm in length for it to be considered excellent in quality.

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

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended January 31, 2015.

For the years ended January 31, 2015, 2014, 2013, 2012, and 2011 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our January 31, 2011 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior year and the period ended January 31, 2010. We have adjusted our consolidated financial information at and for the year ended January 31, 2011, in accordance with IFRS 1, and therefore the financial information set forth in this annual report on Form 20-F for the year ended January 31, 2011 may differ from information previously published. We adopted IFRS with a transition date of February 1, 2011.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended January 31, 2015, 2014, 2013, 2012 and 2011. The information has been derived from our annual audited consolidated financial statements.

	Years Ended January 31,
	2015	2014	2013	2012	2011
Operations
Revenue	$-	$-	$-	$-	$-
Expense
Operating and Administrative	538,469	860,517	1,365,288	772,587	1,276,817
Net Income (loss)	527	(50,871)	(1,542,564)	(773,813)	(1,559,781)
Net Earnings (loss) Per Share	0.00	(0.00)	(0.05)	(0.02)	(0.05)

Weighted Average Number of Shares Outstanding	42,016,049	36,024,532	33,563,649	33,483,650	31,294,001

	As at January 31,
Balance Sheet	2015	2014	2013	2012	2011
Working Capital (deficit)	$11,324	$(486,109)	$(539,814)	$1,166,663	$2,577,722
Total Assets	20,275,844	19,856,395	20,330,548	20,756,599	21,380,222
Liabilities	2,011,063	2,750,713	3,435,002	2,719,920	2,740,928
Equity	18,264,781	17,105,682	16,895,546	18,036,679	18,639,294

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2011	1.0260	1.0022	1.0778	0.9862
2012	0.9970	1.0052	1.0604	0.9449
2013	0.9978	0.9973	1.0299	0.9599
2014	1.0389	1.1138	1.1178	0.9955
2015	1.1151	1.2711	1.2711	1.0639

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of June 11, 2015, the exchange rate was CDN$1.2275 for each US$1.

Month	High	Low
December 2014	1.4656	1.1328
January 2015	1.2711	1.1749
February 2015	1.2641	1.2374
March 2015	1.2790	1.2416
April 2015	1.2626	1.2023
May 2015	1.2459	1.1967

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines, based on its most recent information, that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. The Company’s ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, its properties, its prospects, metal prices, businesses competing for financing and its financial condition. The Company may not be able to raise funds, or to raise funds on commercially reasonable terms. If the Company is unable to raise additional funds, it may not be able to develop its properties or any of its business plans as described in this Annual Report.

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2015 fiscal year, the Company’s common share price fluctuated on the TSX-V between a low of $0.11 and a high of $0.31. Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

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

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar. The Company’s offices are located in Canada, all of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company’s currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange gain of $28,798 during the year ended January 31, 2015. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

The Company has incurred net losses since its inception and expects losses to continue. The Company has not been profitable since its inception. For the fiscal year ended January 31, 2015, the Company had net income of $527 due to deferred income tax recovery and an accumulated deficit on January 31, 2015 of $29,723,877. As the Company is currently at the exploration stage and has no reserves of precious metals, there is no assurance that the Company will be profitable in the future.

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

The Company is a natural resource company primarily engaged in the exploration and development of natural resource properties. Its principal business activities have been the exploration of certain mineral properties located in the states of Nevada and California in the United States. The carrying value of the Company’s mineral property acquisition and exploration expenditures at January 31, 2015 is $19,152,737.

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

The Company’s primary focus has been on the Robertson Mining Claims, in Nevada, United States.

Robertson Mining Claims, Nevada, U.S.A.

The Robertson Mining Claims are located in Crescent Valley, Nevada on the western flanks of the Shoshone Range, 28 miles to the southeast of Battle Mountain, Nevada, which lies approximately 230 miles northeast of Reno, Nevada. The Robertson Mining Claims comprise approximately 9,200 acres in the Bullion Mining District, Lander County, Nevada, and currently include 435 unpatented Federal claims and 9 patented lode claims.

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

16

17

(i)	Robertson Property (Core Area)

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

Property Description and Location

The Robertson Property is an advanced-stage gold exploration project located in eastern Lander County, Nevada, 60 miles southwest of Elko. Coral Resources, Inc., a wholly owned subsidiary of the Company, acquired control of the Robertson Property in 1986. The core property consists of 300 unpatented federal lode claims, mill sites, and nine patented lode claims covering over 6,200 acres of public lands administered by the U.S. Bureau of Land Management (the “BLM”). The Company controls an additional 31 claims through a series of mineral leases and option agreements.

In 2001, a boundary agreement between the Company and Cortez resolved claim boundary overlaps and seniority issues along the east and southwest sides of the Robertson claim block. This agreement required both parties to amend and/or abandon certain claims in order to achieve the agreed upon boundary. This was completed during the 2002-2003 assessment year.

Approximately 31 of the 300 of the claims that comprise the Robertson Property are controlled by the Company through 4 mining leases and option agreements. The Core Claims held by the Company under lease or option agreements require minimum advance royalty payments and production royalties in the event of production. Total annual payments for the various leases and minimum advance royalties are approximately US$51,600.

A summary compilation of the terms of these agreements are presented in the table below:

Mining Lease and Option Agreements

Company/Date	Number of Claims	Option Payment	Production Royalty	Advance Royalty Payment
Core: Tenabo Gold Mining Co. Nov. 30, 1975	13	US$2,000,000	8% NSR	US$12,000/yr

Northern Nevada Au, Inc. Sept. 30, 1986	12	US$ -	4% GSR	US$9,600/yr

Albany Gold Corp. (Geomex)	All	US$1,250,000	3% NSR	Nil

Filippini/Breckon (June Claims)	6	US$1,000,000	3% NSR	US$30,000/yr

Annual federal rental fees of US$63,395 payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2014-2015 assessment year.

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

In fiscal 2012 the Company increased the reclamation bonds by US$34,600. During fiscal 2013 the Company was required to increase its reclamation bonds by a further $58,937 as the result of receiving approval to drill 13 holes. During fiscal 2015, the Company received approval for its amended plan of operations, which required that the reclamation bonds are further increased by US$40,149.

The Company will continue to increase its reclamation bonds as necessary to meet the reclamation requirements. As at January 31, 2015 the Company has a reclamation deposit of US$515,466 (2014 - US$475,317) as required by the BLM.

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

Summary of Expenditures to Completion of Prefeasibility:

Description	Estimated Cost US$
Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

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

Zone	Tons	Ounces per Ton	Ounces of Au (Inferred)
39A	26,779,714	0.023	615,933
GP Oxide	21,939,550	0.0127	278,632
GP Sulphide	48,759,224	0.0119	580,235
Porphyry Oxide	59,707,994	0.0137	818,000
Porphyry Sulphide	9,817,623	0.0132	129,593
Altenburg Hill Oxide	23,170,083	0.0131	303,528
Altenburg Hill Sulphide	178,279	0.0087	1,551
Triplett Gulch Sulphide	678,279	0.0152	10,310
East Zone Sulphide	694,672	0.0171	11,879
Total	191,725,418	0.0143	2,741,673

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

(ii)	Gold Ridge Property, Nevada, U.S.A.

Property Description and Location

The Gold Ridge Property consists of 135 claims covering approximately 2.5 square miles, and is adjacent to the western side of the Robertson claim block located in North Central Nevada on the Cortez Gold Trend. The property was initially comprised of 107 claims but was partly re-staked following the 2014 agreement with Barrick that is outlined below.

There is no underground or surface plant or equipment located on the Excluded Claims, nor any known body of commercial ore.

History and Exploration

During 2007, the Company completed two deep flooded reverse circulation drill holes on the Gold Ridge Property, TV07-1 and TV07-2, to depths of 2,990 feet and 3,450 feet, respectively. The drilling was designed to test the lower plate of the Roberts Mountains thrust fault (“RMTF”) for high-grade Carlin-type mineralization hosted by favorable carbonate strata. TV07-1 intersected a thick sequence of fine grained siliceous sedimentary and volcanic rocks followed by biotite and quartz hornfels equivalents in the upper plate of the RMTF. Although the hole failed to reach the lower plate of the RMTF, it did intersect a number of narrow low-grade zones. TV07-2 was collared along a dike-filled splay of the Try fault zone and intersected a sequence of mostly fine grained siliceous sedimentary rocks and hornfels to 3,080 feet, at which point altered and mineralized limy mudstone in the lower plate was encountered. Beginning at 3,080 feet, the hole returned 200 feet of weakly to strongly anomalous gold values ranging from 0.031 to 2.190 ppm gold, including four 10-foot-thick intervals that exceed 0.01 oz Au/t.

Follow up mapping, rock sampling, and infill gravity surveys in 2008 lead to the Company’s identification of a new lower plate target zone that extends from the Company’s deep hole, 2 km to the south.

In March 2014, Coral entered into an option, joint venture and private placement agreement with Barrick Gold Corporation (“Barrick”) pursuant to which Barrick was granted an option to earn up to an undivided 60% interest on the Company's Gold Ridge Property in consideration for Barrick incurring US$12,000,000 in exploration expenditures over a five year period. In addition, Barrick had the option to increase its interest by an additional 15% for an aggregate undivided 75% interest by preparing and delivering to the Company a scoping study. The Option Agreement also provided that upon Barrick exercising its option, a 60%/40% or a 75%/25% joint venture between the parties would have been established in order to further explore the Gold Ridge Property.

During 2014, Barrick drilled 3 holes at Gold Ridge, however, in May 2015, Coral announced that it had received notice of termination from Barrick on the Gold Ridge Exploration and Option to Joint Venture agreement due to budgetary constraints.

The purpose of the 2014 drilling at Gold Ridge was to test a strong surface gold (up to 9.4 ppm) and Carlin-type trace element anomaly located 4.5 km north of the Pipeline mine. It was proposed that this anomaly (Ridge anomaly), defined by soil and rock chip samples, represented the surface expression of a Carlin-type system hosted by favorable carbonate rocks in the lower plate of the Roberts Mountains Thrust Fault. The second was a structural target defined by intersecting sets of west-northwest and north-northwest striking dikes and a surface gold anomaly (up to 6.06 ppm), located 1.5 km west of the Tenabo granodiorite stock.

Three vertical diamond core holes, RGR-0001D through RGR-0003D, were completed to depths of between 955 m and 1,255 m, for a total of 3,191 m. Selected analytical results for the three holes are reported in the table below.

Two holes, RGR-0001D and RGR-0003D were designed to test the Ridge anomaly. RGR-0001D was collared on Gold Ridge along the north edge of a significant surface rock chip and soil anomaly (Ridge anomaly) and drilled to a depth of 981 m. RGR-0003D was offset 451 m southwest of RGR-0001D and completed to a depth of 955 m. Both holes returned scattered anomalous Au value up to 0.698 ppm and 0.573 ppm, respectively, along with several narrow intervals exhibiting Carlin-type geochemical signatures. The holes encountered a mostly siliciclastic sequence dominated by mudstone and chert and disrupted by major west dipping thrust faults in the upper 450 m. All of the intervals exhibiting a Carlin-type geochemistry are spatially associated with thrust faults. Neither hole intersected significant gold values or lower plate carbonate rocks.

Hole RGR-0002D was collared about 1.6 km north of RGR-0001D and 1.16 km south of TV07-2, a deep hole drilled by Coral in 2007. The hole was drilled to a depth of 1,255 m and was located near the structural intersection between west-northwest and north-west striking dike swarms. RGR-0002 encountered a significant number of anomalous gold intercepts including one 5-ft-thick interval that returned 36.3 ppm (1.06 oz Au/t). Most of the higher grade Au values (>0.34 ppm), including the high-grade intercept, are hosted by retrograde-altered calc-silicate hornfels replacing calcareous strata of the Ordovician Valmy Fm. Accompanying gold are anomalous levels of Se (up to 35 ppm), Bi (up to 114 ppm), Te (up to 34.8 ppm), Co (up to 119.5 ppm) as well as Ag (62.9 ppm), Cu (6,490) and As (978 ppm). The strong association of gold in RGR-0002D with zones of retrograde-altered hornfels, as well as the overall metal association (Au-As-Cu, Fe, Bi-Se-Te, Co and Ag) is strongly suggestive of distal skarn-type mineralization. The upper 900 m of RGR-0002D are dominated by an interbedded sequence of mudstone, chert and minor limestone intruded by numerous dikes ranging from granodiorite to rhyolite. Beginning at a depth of about 1,067 m and continuing to at least 1,130 m, RGR-0002D encountered a major shear zone interpreted to be the Roberts Mountains Thrust Fault. From about 1,090 m, rocks within the shear zone become increasingly calcareous and are thought to represent lower plate carbonate rocks. This interpretation is supported by a single conodont fossil age determination.

Analytical results for selected intervals from holes RGR-0001D through RGR-0003D. All values are in parts per million (ppm).

RGR-0001D

From (m)	To (m)	Length (m)	Au	Ag	As	Sb	Hg	Tl	Cu	Pb	Zn
1.6	4	2.4	0.259	1.24	677	35.8	0.89	0.25	39.1	16.3	137
10.1	11.6	1.5	0.504	1.39	341	132	7.07	0.64	26.2	18.2	35
673	681.4	8.4	0.343	2.25	962	7.3	0.096	0.23	141	18.9	222
931.4	932.4	1.1	0.625	13.4	830	30.5	0.59	0.83	215	3170	4910
942.1	943.7	1.6	0.541	1.84	1.7	2.2	0.02	0.23	848	68	225

RGR-0002D

From (m)	To (m)	Length (m)	Au	Ag	As	Sb	Hg	Tl	Cu	Pb	Zn
185.4	186.9	1.5	3.8	2.59	5,320	43.2	0.32	0.72	112	82	598
638.72	644.82	6.1	10.71	1.67	13.86	1.48	0.01	0.17	231	21	155
Including
643.29	644.82	1.53	36.3	2.58	1.4	1.21	0.038	0.11	171	61.1	45
650.9	658.5	7.6	0.168	16.31	83.6	3.46	0.035	1.02	1971	36.7	156
780.5	783.5	3	1.5	1.74	24	1.5	0.008	1.1	491	18.8	53
910.1	913.1	3	1.32	1.24	1,265	6.7	0.014	1.8	263	13.4	295
1,057.8	1,070.1	12.3	0.306	2.66	1,019	2.71	0.12	0.96	573	15.7	117
1,109.8	1,114.3	4.6	0.363	0.38	961	2.04	0.007	1.56	34.6	13.7	76.3

RGR-0003D

From (m)	To (m)	Length (m)	Au	Ag	As	Sb	Hg	Tl	Cu	Pb	Zn
377.4	417.1	39.6	0.079	0.79	230	23.3	0.37	1.44	36	14.9	96
Including
395.6	414.0	18.4	0.046	0.33	465	49.2	0.8	1.93	35.8	6.6	57
578.7	584.8	6.1	0.19	0.73	48	3.5	0.007	1.13	214	11.3	175

The sample preparation, gold assays and multi-element analyses were done by ALS Minerals. Gold assays were by inductively coupled plasma with atomic emission spectroscopy. This analytical method has a 0.001 ppm lower limit of detection. Samples with gold values exceeding 10.0 ppm were assayed using gravimetric determinations. Multi-element analyses were by four acid digestion of samples followed by mass spectroscopy determinations.

Proposed Exploration

In May 2015, Coral received a report summarizing the results of the 2014 Barrick Drilling Program prepared by Robert T. McCusker, P. Geol., Coral's Qualified Person for this project. Mr. McCusker makes the following recommendations for further exploration of the Gold Ridge property:

Ridge Anomaly

At the Ridge Anomaly, Hole RGR-0003D intersected a 130-ft.-thick zone of weakly anomalous gold values (up to 0.4ppm) from 1,238 ft., accompanied by locally anomalous levels for As (up to 745 ppm), Sb (up to 89 ppm), Hg (up to 1 ppm), and correspondingly low levels for Cu-Pb-Zn. This weakly mineralized zone is partly hosted by calcareous rocks in the Valmy Fm in the immediate footwall of a west-dipping imbricate fault in the hanging wall of the Abyss fault.

Recommendations as follow-up to the 2014 Ridge anomaly drilling:

•	Complete detailed geological mapping of the area.
•	Undertake additional surface sampling focusing on faults.
•	Drill at least one additional core hole located on either the Coral 75 claim (Coral 100%) or the Coral 58 claim with the Excluded claim block (Barrick 61%, Coral 39%).
•	The core hole should be drilled vertical to a depth of at least 2,000 ft.

June Gulch Area

In the June Gulch area, drill hole RGR-0002D returned numerous significant gold intercepts including a single five-foot-thick interval that assayed 34.4 ppm gold. Most of the higher anomalous gold values (>0.34 ppm) occur in retrograde-altered calc-silicate hornfels suggesting both a spatial and genetic relation to the Tenabo porphyry system. Additionally, dike-filled segments of the Try fault zone transect the entire district from the western edge of Crescent Valley to Indian Creek, creating a major conduit for hydrothermal fluids.

Recommendations as follow-up to the 2014 June Gulch drilling:

•	Complete additional rock chip and dump sampling in the upper June Gulch and adjacent Mill Gulch areas. This should include sampling the numerous small dikes and fault zones.
•	Continue mapping in these areas focusing on dikes and structures.
•	Consider offsetting RGR-0002D with three core holes drilled to depths of at least 2,000-2,500 ft., depending on collar elevation.

Lower Plate Exploration

The 2014 Gold Ridge deep drilling did not include offsetting the intercept in Coral's 2007 hole, TV07-2, which encountered strongly anomalous Au values up to 2.19 ppm, accompanied by Carlin-type geochemistry in lower plate carbonate rocks. It is recommended that the mineralized zone intersected in TV07-2 be offset by two diamond core holes. This should include re-entry of TV07-2 and deflecting a hole to the southwest from a depth of about 1,500 ft. A second pre-collared vertical hole should be located 1,200 ft. south of TV07-2 and drilled to a depth of at least 3,500 ft. The purpose of the two holes is to test the potential for higher grade Carlin-type mineralization in the lower plate rocks closer to dike-filled high-angle fault segments in the Try fault zone.

•	Using a TH-75 or equivalent RC drill, re-enter and clean out TV07 to a depth of 1,500 ft. and set casing and a wedge.
•	Using HQ-diameter core, re-enter the cased hole and deflect the hole up to 10° to the southwest at least 2,000 ft.
•	Using a TH-75 or equivalent RC drill rig, drill and case a 1,500-ft.-deep vertical pre-collar hole located 1,200 ft. south of TV07-2.
•	Using HQ-diameter core, re-enter pre-collared hole and deepen to 3,500 ft.

*The information in this 20-F with respect to the 2014 Gold Ridge Property Exploration program relates to exploration data provided to Coral by Barrick, but does not reflect Barrick's interpretation, assessment or characterization of the data. The geologic interpretations, assessments and characterizations in this 20-F are solely those of Coral and should not be attributed to Barrick.

(iii)	Excluded Claims, Nevada, U.S.A.

Property Description and Location

The excluded claims consist of 161 claims covering 2700 acres and are located 4,000 feet north of Barrick’s pipeline mine and are connected to the Gold Ridge Property along their north east boundary.

History and Exploration

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

There is no underground or surface plant or equipment located on the Excluded Claims, nor any known body of commercial ore.

(iv)	Norma Sass and Ruf Claims, Nevada, U.S.A

Property Description and Location

The Norma Sass claims are an exploration-stage project located immediately south of the Gold Acres open pit mine and west of the Pipeline open pit mine. Drilling at Norma Sass, which is comprised of 36 claims covering 740 acres, has encountered gold hosted by favorable, lower-plate carbonate strata.

History and Exploration

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

(v)	JDN Claims, Nevada, U.S.A. (formerly known as the JD Mining Claim)

Property Description and Location

The JDN claims are located approximately 10 miles northwest of the Robertson property near Barrick’s Hilltop deposit. The property is comprised of 27 claims covering roughly 550 acres. Access to the JDN Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 64 miles to the community of Crescent Valley and then an additional 11 miles on a gravel access road from Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property. As of fiscal year 2001, the Company has written down the JDN Claims to a nominal value. There is no underground or surface plant or equipment located on the JDN Claims, nor any known body of commercial ore.

History and Exploration

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

(vi)	Eagle Claims, Nevada, U.S.A.

Property Description and Location

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

History and Exploration

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

Property Description and Location

The Company owns certain mining properties consisting of approximately 128 acres in San Bernardino County, California, referred to as the “Ludlow Property”. The purchase price for the Ludlow Property was $28,187, and as of January 31, 2000, the Company expended $36,885 on exploration costs. The property is located approximately six miles south of Ludlow, California, and is readily accessible by dirt road from Ludlow. Ludlow lies at the western junction of U.S. Highway 40 and Route 66. Old wagon roads allow any part of the property to be reached by an easy walk. The Ludlow property has previously been explored as evidenced by trenches, pits and shallow shafts and adits. The only recorded data relating to previous exploration applies to the Baghdad-Chase Mine which lies approximately two kilometers to the south of the Ludlow Property.

History and Exploration

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

Year ended January 31, 2015 compared to the year ended January 31, 2014

Operating and administrative expenses

Operating and administrative expenses were $538,469 for the year ended January 31, 2015 compared to $860,517 for the year ended January 31, 2014, a decrease of $322,048. Decreases in administrative and operating costs compared to the year ended January 31, 2014, include decreases of $498,000 in impairment of exploration and evaluation assets, $24,705 in investor relations and shareholder information costs, and $48,970 in salaries and benefits. Additionally, the decrease of corporate activity resulted in decreases in most other expenses. An option grant and the related share-based payments of $259,163 increased the otherwise significantly reduced operating and administrative expenses.

Income for the year

The income for the year ended January 31, 2015 was $527 compared to a loss of $50,871 for the year ended January 31, 2014, a decrease in loss of $51,398. The decrease was primarily due to a decrease in operating and administrative expenses of $322,048 as noted above. During the year ended January 31, 2015, the Company recorded a gain in foreign exchange of $28,798 as compared to a gain of $7,903 in the previous year. Deferred income tax recovery was $647,855 for the year ended January 31, 2014 compared to a recovery of $476,720 for the current year. A deferred tax recovery or expense arises due to differences in the carrying values of assets and liabilities and their tax values and the Company’s ability to utilize any of its deferred income tax assets to offset the deferred income liability. During the year ended January 31, 2014, the Company recognized a gain on sale of investment of $107,300 on the sale of 370,000 shares of a related party compared to a gain on sale of investment of $7,130 in 2015 on the sale of 20,000 shares of a related party.

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

Currently, the Company has no operating income, but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants.

During the year ended January 31, 2015 the Company incurred exploration expenditures of $125,693, increasing the Company’s mineral property carrying value on the Robertson Property by $118,555. At January 31, 2015, the Company had working capital of $11,324 and cash of $147,575.

In March 2014, the Company received $705,500 in a non-brokered private placement with Barrick Gold Corporation, in which Barrick subscribed for 4,150,000 of the Company’s shares. These funds will be used to fund the next phase of development and to ensure that the Company has sufficient cash on hand to maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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

F.	Tabular Disclosure of Contractual Obligations

As at January 31, 2015, the Company had the following contractual obligations:

	Payment due by period
	Total	1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$71,761	$71,761	$-	$-	$-
Reclamation Provision	566,410	-	-	566,410	-
Deferred Income Tax Liabilities	1,290,000	-	-	-	1,290,000
Total	$1,928,171	$71,761	$-	$566,410	$1,290,000

The Company has a cost-sharing agreement to reimburse a related company, Oniva International Services Corp. (“Oniva”), for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

As of January 31, 2015, the Company had no other contractual obligations.

G.	Safe Harbor

All information that is not historical in nature disclosed under “Item 5 – Operating and Financial Review and Prospects” is deemed to be a forward looking statement. See “Forward-Looking Statements” for additional information.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of the Company’s directors and senior management as at June 15, 2015. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on August 10, 2015.

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

_____________

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

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended January 31, 2015 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)[1]	Option-based awards ($)[2]	Non-equity incentive plan compensation ($)[3]	Pension value ($)[3]	All other compensation ($)	Total compensation ($)
David Wolfin President, CEO & Director	2015	30,000	NIL	$102,000	-	-	-	132,000

Malcolm Davidson CFO	2015	4,037	NIL	$17,000	-	-	-	21,037

_______________

1 The Company does not currently have any share-based award plans.

2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model using the following assumptions: exercise price: $0.24, expected life: 5 years, annualized volatility: 94.97%, dividend payments: $0.00, discount rate: 1.4%.

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

Option Based Award

An Option Based Award is in the form of an incentive stock option plan. The objective of the incentive stock option is to reward executive officers, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee. The plan currently used by the Company is 2014 Stock Option Plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.

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

As of January 31, 2015, stock options to purchase a total of up to 3,970,000 shares have been granted and remain outstanding under the Plan, leaving 312,533 options available for issuance. All previous grants of option-based awards are taken into account when considering new grants.

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2015:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
David Wolfin	105,000	$0.45	Sep 17, 2015	Nil	Nil	Nil
President, CEO	55,000	$0.80	Jan 21, 2016	Nil	Nil	Nil
and Director	300,000	$0.40	Feb 22, 2017	Nil	Nil	Nil
	220,000	$0.30	Oct. 12, 2017	Nil	Nil	Nil
	600,000	$0.24	Mar. 14, 2019	Nil	Nil	Nil

Malcolm	20,000	$0.80	Jan 21, 2016	Nil	Nil	Nil
Davidson	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil
CFO	40,000	$0.30	Oct. 12, 2017	Nil	Nil	Nil
	100,000	$0.24	Mar. 14, 2019	Nil	Nil	Nil

_______________

(1) In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2015 and the exercise price of the option. The closing market price of the Company’s common shares as at January 31, 2015 was $0.16 per common share.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended January 31, 2015:

Name	Option-based awards – Value vested duringthe year ($)(1)	Share-based awards – Value vested duringthe year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil

Malcolm Davidson CFO	Nil	Nil	Nil

______________

(1) The options have no value since the exercise price was equal to the market price at the grant date.

4) Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5) Termination and Change of Control Benefits

On February 1, 2015, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin. The agreement contains certain provisions in connection with termination of employment or change of control.

This Agreement can be terminated at any time as follows:

(a) by the Consultant electing to give the Company not less than 3 months prior notice of such termination;

(b) by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual Consulting Fee; and

(c) by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate this Agreement, then the Consultant will be immediately entitled to a termination payment equal to CDN$150,000.

On February 1, 2015, the Company entered into an executive agreement with Malcolm Davidson, the named executive officer of the Company. The agreement contains certain provisions in connection with termination of employment or change of control.

This Agreement may be terminated at any time as follows:

(a) by the Executive electing to give the Company not less than 1 month’s prior notice of such termination for which Executive will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date;

(b) by the Company upon 1 month’s prior notice of such termination along with a termination payment equal to the Executive’s salary and accrued bonus earned during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination date; or

(c) (1) by the Executive electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Executive so elects to terminate this Agreement, or (2) by the Company upon notice to the Executive within 3 months prior to or within 6 months after a Change of Control is announced by the Company, then the Executive will be entitled receive on the date of termination a termination payment equal to CDN$50,000 and any accrued bonus earned during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination date.

A Change of Control shall be deemed to have occurred when:

(i) any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(ii) completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(A) a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B) a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

6) Director Compensation

The Company pays its independent directors $750 per quarter and an additional $750 per quarter for being a member of three or more committees.

The following table sets forth the value of all compensation paid to the directors in their capacity as directors during the most recently completed financial year ended January 31, 2015:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gary Robertson*	$6,000	NIL	$17,000	NIL	NIL	NIL	$23,000
Chris Sampson	$14,835	NIL	$8,500	NIL	NIL	NIL	$23,335
David Wolfin(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ronald Andrews*	$6,000	NIL	$17,000	NIL	NIL	NIL	$23,000
Andrew Kaplan*	$6,000	NIL	$17,000	NIL	NIL	NIL	$23,000

_______________

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2015:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
GARY ROBERTSON	50,000	$0.45	Sep 17, 2015	Nil	Nil	Nil
	40,000	$0.80	Jan 21, 2016	Nil	Nil	Nil
	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil
	75,000	$0.30	Oct. 12, 2017	Nil	Nil	Nil
	100,000	$0.24	Mar. 14, 2019	Nil	Nil	Nil

CHRIS SAMPSON	50,000	$0.45	Sep 17, 2015	Nil	Nil	Nil
	40,000	$0.80	Jan 21, 2016	Nil	Nil	Nil
	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil
	40,000	$0.30	Oct. 12, 2017	Nil	Nil	Nil
	50,000	$0.24	Mar. 14, 2019	Nil	Nil	Nil

RONALD ANDREWS	50,000	$0.45	Sep 17, 2015	Nil	Nil	Nil
	40,000	$0.80	Jan 21, 2016	Nil	Nil	Nil
	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil
	40,000	$0.30	Oct. 12, 2017	Nil	Nil	Nil
	100,000	$0.24	Mar. 14, 2019	Nil	Nil	Nil

ANDREW KAPLAN	75,000	$0.30	Oct. 12, 2017	Nil	Nil	Nil
	100,000	$0.24	Mar. 14, 2019	Nil	Nil	Nil

______________

(1) In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2015 and the exercise price of the option. The closing market price of the Company's common shares as at January 31, 2015 was $0.16 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended January 31, 2015:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gary Robertson	Nil	Nil	Nil
Chris Sampson	Nil	Nil	Nil
Ronald Andrews	Nil	Nil	Nil
Andrew kaplan	Nil	Nil	Nil

______________

(1) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

Termination of Employment, Changes in Responsibilities and Employment Contracts

On February 1, 2015, the Company entered into a consulting agreement with Intermark Capital Corporation, a company wholly owned by David Wolfin, the named executive officer of the Company.

On February 1, 2015, the Company entered into an executive agreement with Malcolm Davidson, the named executive officer of the Company.

Please see “Termination and Change of Control Benefits” above for details.

C.	Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Company’s previous annual general meeting, held on July 31, 2014, the shareholders elected Ronald Andrews, Gary Robertson, Chris Sampson, David Wolfin, and Andrew Kaplan as directors.

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

As at January 31, 2015, the Company has no employees. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva.

E.	Share Ownership

The following table sets out the share ownership of the individuals referred to in “Compensation” as of June 15, 2015

Name of Beneficial Owner	Number of Shares	Percent
Chris Sampson	66,300	*
Ronald Andrews	55,000	*
Gary Robertson	338,550	*
David Wolfin	2,395,300	5.59%
Malcolm Davidson	-	N/A
Andrew Kaplan	-	N/A

_________________

*Less than one percent

Outstanding Options

The following information, as of June 15, 2015, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
David Wolfin	105,000	Sep 17, 2010	$0.45	Sep 17, 2015
President, CEO and	55,000	Jan 21, 2011	$0.80	Jan 21, 2016
Director	300,000	Feb 22, 2012	$0.40	Feb 22, 2017
	220,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
	600,000	Mar. 14, 2014	$0.24	Mar. 14, 2019

Malcolm Davidson	20,000	Jan 21, 2011	$0.80	Jan 21, 2016
CFO	75,000	Feb 22, 2012	$0.40	Feb 22, 2017
	40,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
	100,000	Mar. 14, 2014	$0.24	Mar. 14, 2019

Chris Sampson	50,000	Sep 17, 2010	$0.45	Sep 17, 2015
Director	40,000	Jan 21, 2011	$0.80	Jan 21, 2016
	75,000	Feb 22, 2012	$0.40	Feb 22, 2017
	40,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
	50,000	Mar. 14, 2014	$0.24	Mar. 14, 2019

Ronald Andrews	50,000	Sep 17, 2010	$0.45	Sep 17, 2015
Director	40,000	Jan 21, 2011	$0.80	Jan 21, 2016
	75,000	Feb 22, 2012	$0.40	Feb 22, 2017
	40,000	Oct. 12, 2912	$0.30	Oct. 12, 2017
	100,000	Mar. 14, 2014	$0.24	Mar. 14, 2019

Gary Robertson	50,000	Sep 17, 2010	$0.45	Sep 17, 2015
Director	40,000	Jan 21, 2011	$0.80	Jan 21, 2016
	75,000	Feb 22, 2012	$0.40	Feb 22, 2017
	75,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
	100,000	Mar. 14, 2014	$0.24	Mar. 14, 2019

Andrew Kaplan	75,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
Director	100,000	Mar. 14, 2104	$0.24	Mar. 14, 2019

Pamela Saulnier	100,000	Mar. 14, 2104	$0.24	Mar. 14, 2019
Corporate Secretary

Louis Wolfin	80,000	Sept. 17, 2010	$0.45	Sept. 17, 2015
Director for part	50,000	Jan. 21, 2011	$0.80	Jan. 21, 2016
of fiscal 2013*	100,000	Feb. 22, 2012	$0.40	Feb. 22, 2017

* Louis Wolfin ceased to be a director on July 16, 2012.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of June 15, 2015, to the knowledge of the Company, no person owned more than five (5%) per cent of the outstanding shares of each class of the Company’s voting securities other than:

Name	Number of Voting Securities	Percentage
Barrick Gold Corporation	4,150,000	9.69%
David Wolfin	2,395,300	5.59%

B.	Related Party Transactions

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere are as follows:

a)  Management transactions

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers during the years ended January 31 was as follows:

	2015	2014	2013

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$62,835	$66,000	$110,564
Other members of key management	24,067	43,707	57,162

Share-based payments
Members of the Board of Directors	161,500	-	269,501
Other members of key management	34,000	-	50,821
	$282,402	$109,707	$488,048

b) In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from a related party:

	January 31, 2015	January 31, 2014	January 31, 2013
Levon Resources Ltd. (i)	$58,903	$43,908	$33,043
Great Thunder Gold Corp. (i)	-	2,263	-
	$58,903	$46,171	$33,043

(i) Levon Resources Ltd and Great Thunder Gold Corp. (formerly Mill Bay Ventures Ltd) are public company related by way of a common directors.

c) In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are payable to related parties:

	January 31, 2015	January 31, 2014	January 31, 2013
Directors	$52,500	$34,500	$16,500
Oniva International Services Corp. (i)	5,514	153,566	131,269
Sampson Engineering Inc. (ii)	1,200	18,641	12,641
Wear Wolfin Designs Inc. (iii)	5,250	13,860	7,840
Saulnier Capital Consulting Corp.(iv)	1,103	4,028	-
Frobisher Securities Ltd. (v)	4,200	4,200	7,026
Intermark Capital Corp. (vi)	13,125	34,650	19,600
	$82,892	$263,445	$194,876

(i)  Oniva is a private company related by way of common management and directors.

(ii)  Sampson Engineering is a private company controlled by a director.

(iii) Wear Wolfin Designs Inc. is a private company controlled by a former director and is related to an officer of the Company.

(iv) Saulnier Capital Consulting Corp is a private company controlled by an officer.

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

d)  Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12 of the audited consolidated financial statements. The transactions with Oniva during the years ended January 31 are summarized below:

	2015	2014	2013

Salaries and benefits	$40,640	$77,785	$132,884
Office and miscellaneous	26,035	48,489	98,036

	$66,675	$126,274	$230,920

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Amounts receivable from a related party as at January 31, 2015 is comprised of $108,620 ((US$85,453) (January 31, 2014 - US$78,535)) less an allowance for non-collection of $49,717 ((US$39,113) (January 31, 2014 - US$39,113)) due from a company related by common directors. Amounts due from another company related by common directors as at January 31, 2014 is comprised of $Nil ((US$Nil) (January 31, 2013 - US$2,032)).

Amounts due are without stated terms of interest or repayment.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 18 to this Annual Report and include the following:

•	Independent Auditors’ Report;

•	Consolidated Statements of Financial Position as at January 31, 2015 and January 31, 2014;

•	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended January 31, 2015, 2014 and 2013;

•	Consolidated Statements of Equity for the years ended January 31, 2015, 2014 and 2013;

•	Consolidated Statements of Cash Flows for the years ended January 31, 2015, 2014 and 2013; and

•	Notes to the Consolidated Financial Statements.

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

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since January 31, 2015.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX-V and in United States dollars on the OTCBB for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Six Months	High	Low	High	Low
May 2015	0.13	0.08	0.10	0.07
April 2015	0.14	0.11	0.11	0.09
March 2015	0.18	0.12	0.15	0.10
February 2015	0.17	0.14	0.13	0.11
January 2015	0.20	0.13	0.14	0.11
December 2014	0.17	0.11	0.15	0.11

2014-2015 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2015	0.20	0.11	0.15	0.10
Third Quarter ended October 31, 2014	0.26	0.11	0.23	0.10
Second Quarter ended July 31, 2014	0.26	0.17	0.24	0.15
First Quarter ended April 30, 2014	0.31	0.12	0.27	0.13

2013-2014 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2014	0.16	0.07	0.14	0.06
Third Quarter ended October 31, 2013	0.15	0.10	0.14	0.09
Second Quarter ended July 31, 2013	0.19	0.10	0.19	0.10
First Quarter ended April 30, 2013	0.23	0.12	0.22	0.12

Last Five Fiscal Years	High	Low	High	Low
2015	0.31	0.11	0.27	0.10
2014	0.23	0.07	0.22	0.06
2013	0.46	0.20	0.43	0.20
2012	1.09	0.30	1.13	0.35
2011	1.10	0.57	1.13	0.60

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

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

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2015	January 31, 2014

Cash and cash equivalents held at major financial institutions
Canada – cash	$103,470	$4,706
US – cash	44,105	3,368

	147,575	8,074
Reclamation deposits held at major financial institutions	655,209	529,408

Total cash and equivalents and reclamation deposits	$802,784	$537,482

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had a working capital of $11,324 at January 31, 2015 and a working capital deficit of $486,109 at January 31, 2014. The Company has cash at January 31, 2015 in the amount of $147,575 (2014 - $8,074) in order to meet short-term business requirements. At January 31, 2015, the Company had current liabilities of $154,653 (2014 - $499,993). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2016. This will require the Company to continue to monitor its financing requirements

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2015 and 2014.

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

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2015		January 31, 2014

Cash	US$	34,698	US$	3,024
Other amounts receivable		2,343		2,085
Amounts receivable from a related parties		46,340		41,454
Reclamation bonds		515,466		475,317
Accounts payable		(15,945)		(117,288)

Net exposure	US$	582,902	US$	404,592

Canadian dollar equivalent		$740,927		$450,634

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2015, a 10% fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $74,093 (January 31, 2014 - $45,063).

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

The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2015 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2015 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

The Company has taken steps to enhance and improve the design of the Company’s internal controls over financial reporting, however these steps were not complete as of January 31, 2015. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during the Company’s fiscal year ending January 31, 2015: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

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

Attestation Report of the Registered Public Accounting Firm

Not Applicable.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting in the year ended January 31, 2015; however, as a result of the evaluation of the Company’s internal control over financial reporting as of January 31, 2015, conducted by the Company’s principal executive officer, principal financial officer and an independent consultant, we expect to make such changes during the year ending January 31, 2016.

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

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended January 31, 2015, 2014 and 2013 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for the audit of the Company’s annual financial statements for the fiscal year ended January 31, 2015 were $36,000. The aggregate fees billed by Manning Elliott LLP for the fiscal year ended January 31, 2014 were $32,000.

Audit-Related Fees

The audit related fees billed by Manning Elliott LLP for the year ended January 31, 2015 are estimated to be $4,000. The audit related fees billed by Manning Elliott for the year ended January 31, 2014 were $4,000. These fees relate to the advisory services provided with respect to the Company’s Form 20-F.

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended January 31, 2015 are estimated to be $3,000. The tax fees billed by Manning Elliott LLP for the year ended January 31, 2014 were $3,000. The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were nil for the fiscal years ended January 31, 2015 and 2014.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the year ended January 31, 2015. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable

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

______________

* Incorporated by reference from a previous filing.

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Consolidated financial statements

For the years ended January 31, 2015, 2014, and 2013

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

The consolidated financial statements as at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CA
President & CEO	Chief Financial Officer
May 29, 2015	May 29, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Coral Gold Resources Ltd.

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. which comprise the consolidated statements of financial position as at January 31, 2015 and 2014 and the consolidated statements of operations and comprehensive income (loss), equity and cash flows for the years ended January 31, 2015, 2014 and 2013, and the related notes comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2015 and 2014 and the results of its financial performance and its cash flows for the years ended January 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to these consolidated financial statements which describes the existence of a material uncertainty that may cast significant doubt about the ability of Coral Gold Resources Ltd. to continue as a going concern.

/s/ Manning Elliott LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

May 29, 2015

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	January 31, 2015	January 31, 2014

Assets
Current assets
Cash and cash equivalents		$147,575	$8,074
Other amounts receivable		17,954	5,810
Prepaid expenses		448	-
		165,977	13,884

Exploration and Evaluation Assets	4	19,152,737	19,027,044
Property and Equipment	6	96,986	99,383
Investments in Related Companies	7	146,032	140,505
Amounts Receivable from a Related Party	11b	58,903	46,171
Reclamation Bonds	8	655,209	529,408
Total Assets		$20,275,844	$19,856,395

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$71,761	$236,548
Amounts payable to related parties	11c	82,892	263,445
		154,653	499,993

Reclamation Provision	12	566,410	484,000
Deferred Tax Liability	17	1,290,000	1,766,720
Total liabilities		2,011,063	2,750,713

Equity
Share Capital	9	45,205,901	44,311,995
Equity Reserves		2,684,849	2,738,194
Accumulated Other Comprehensive Income		87,588	80,461
Accumulated Deficit		(29,723,877)	(30,035,288)
Equity Attributable to Equity Holders of the Company		18,254,461	17,095,362
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		18,264,781	17,105,682
Total Liabilities and Equity		$20,275,844	$19,856,395

Nature and continuance of operations – Note 1

Commitments – Note 13

Subsequent Event – Note 19

Approved by the Board of Directors on May 29, 2015:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

	Note	2015	2014	2013

Operating and Administrative Expenses
Consulting fees		$18,731	$18,836	$12,000
Depreciation		2,397	6,975	1,849
Directors’ fees		18,000	18,000	16,500
Finance costs	12	14,519	11,850	27,561
Impairment of exploration and evaluation assets	5	-	498,528	-
Investor relations		14,982	10,305	70,518
Management fees		30,000	30,000	67,500
Office and miscellaneous		37,459	44,426	73,088
Professional fees		62,964	87,669	39,004
Regulatory and compliance fees		29,324	23,603	26,157
Salaries and benefits		46,164	95,134	153,137
Share-based payments	10	259,163	9,350	855,773
Travel		4,766	5,841	22,201
		538,469	860,517	1,365,288

Loss before other items and tax		(538,469)	(860,517)	(1,365,288)

Other items
Interest and other income		629	248	4,253
Gain on sale of investments	7	7,130	107,300	22,155
Gain on settlement of debt	9b	25,719	46,340	-
Impairment loss on investments	7	-	-	(40,337)
Foreign exchange gain (loss)		28,798	7,903	(15,369)
Loss Before Income Tax		(476,193)	(698,726)	(1,394,586)
Deferred income tax recovery (expense)	17	476,720	647,855	(147,978)
Net Income (Loss)		527	(50,871)	(1,542,564)
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	7	7,127	(197,176)	(454,342)

COMPREHENSIVE INCOME (LOSS)		$7,654	$(248,047)	$(1,996,906)

Income (Loss) per Share - Basic and Diluted		$0.00	$(0.00)	$(0.05)

Weighted Average Number of Common Shares Outstanding		42,016,049	36,024,532	33,563,649

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Equity

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total
Balance, January 31, 2013		33,563,649	$43,954,422	$1,012,245	$1,368,753	$2,380,998	$731,979	$(29,041,040)	$10,320	$18,036,679

Share-based payments	10	-	-	425,924	429,849	855,773	-	-	-	855,773
Transfer of expired options		-	-	(534,853)	-	(534,853)	-	534,853	-	-
Unrealized loss on investment in securities, net of tax	7	-	-	-	-	-	(454,342)	-	-	(454,342)
Net loss for 2013		-	-	-	-	-	-	(1,542,564)	-	(1,542,564)
Balance, January 31, 2013		33,563,649	$43,954,422	$903,316	$1,798,602	$2,701,918	$277,637	$(30,048,751)	$10,320	$16,895,546

Common shares issued for cash:
Private Placements	9	3,694,500	278,190	-	91,260	91,260	-	-	-	369,450
Less: Share issuance costs		-	(3,000)	-	-	-	-	-	-	(3,000)
Common shares issued for debt	9	514,892	82,383	-	-	-	-	-	-	82,383
Share-based payments	10	-	-	2,629	6,721	9,350	-	-	-	9,350
Transfer of expired/cancelled options		-	-	(64,334)	-	(64,334)	-	64,334	-	-
Unrealized loss on investment in securities, net of tax	7	-	-	-	-	-	(197,176)	-	-	(197,176)
Net loss for 2014		-	-	-	-	-	-	(50,871)	-	(50,871)
Balance, January 31, 2014		37,773,041	$44,311,995	$841,611	$1,896,583	$2,738,194	$80,461	$(30,035,288)	$10,320	$17,105,682
Common shares issued for cash:
Private Placements	9	4,150,000	705,500	-	-	-	-	-	-	705,500
Exercise of warrants and compensation options		45,000	8,374	-	(1,624)	(1,624)	-	-	-	6,750
Common shares issued for debt	9	857,296	180,032	-	-	-	-	-	-	180,032
Share-based payments	10	-	-	237,547	21,616	259,163	-	-	-	259,163
Transfer of expired/cancelled options		-	-	(310,884)	-	(310,884)	-	310,884	-	-
Unrealized gain on investment in securities, net of tax	7	-	-	-	-	-	7,127	-	-	7,127
Net income for 2015		-	-	-	-	-	-	527	-	527
Balance, January 31, 2015		42,825,337	$45,205,901	$768,274	$1,916,575	$2,684,849	$87,588	$(29,723,877)	$10,320	$18,264,781

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Cash Flows

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

	Note	2015	2014	2013

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$527	$(50,871)	$(1,542,564)
Adjustments for non-cash items:
Depreciation		2,397	6,975	1,849
Share-based payments		259,163	9,350	855,773
Gain on sale of investments		(7,130)	(107,300)	(22,155)
Gain on settlement of debt		(25,719)	(46,340)	-
Impairment loss on investments		-	-	40,337
Foreign exchange gain (loss)		(14,363)	(25,400)	2,602
Finance costs		14,519	11,850	27,561
Impairment of exploration and evaluation assets		-	498,528	-
Deferred income tax expense (recovery)		(476,720)	(647,855)	147,978

		(247,326)	(351,063)	(488,619)
Net change in non-cash working capital	16	(60,766)	59,374	400,276

		(308,092)	(291,689)	(88,343)

Investing Activities
Expenditures on exploration and evaluation assets		(229,840)	(218,352)	(1,179,581)
Proceeds on sale of investments		8,730	136,899	26,834
Increase in reclamation bond		(43,982)	-	(58,937)

		(265,092)	(81,453)	(1,211,684)

Financing Activities
Issuance of shares for cash, net		712,250	366,450	-

Effect of exchange rate fluctuations on cash and equivalents		435	316	(17)

Change in cash and equivalents		139,501	(6,376)	(1,300,044)
Cash and cash equivalents, beginning of year		8,074	14,450	1,314,494

Cash and cash equivalents, end of year		$147,575	$8,074	$14,450

Supplementary Cash Flow Disclosures
Cash paid during the year for:
Interest expense		$-	$-	$-
Income taxes		$-	$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties		$(17,741)	$(4,829)	$(9,026)

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

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

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at January 31, 2015, the Company has a working capital of $11,324 and accumulated losses of $29,723,877. The Company has not yet generated any revenues from its operations. The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together form a material uncertainty which may raise significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 29, 2015.

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net income or loss for the year.

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

For the years ended January 31, 2015, 2014, and 2013

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

Determining if the Company has the ability to raise the financing required to continue as a going concern is a judgment made by management. Further disclosure is included in Note 1.

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

Depreciation is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive income or loss.

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

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

f)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

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

For the years ended January 31, 2015, 2014, and 2013

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

For the years ended January 31, 2015, 2014, and 2013

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

For the years ended January 31, 2015, 2014, and 2013

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

Income (loss) per share

The Company presents basic and diluted income (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company's case, diluted income (loss) per share is the same as basic income (loss) per share as the effects of including all outstanding options and warrants would be anti-dilutive.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

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

New accounting standards adopted by the Company

The mandatory adoption of the following new and revised accounting standards and interpretations on February 1, 2014 had no significant impact on the Company’s consolidated financial statements for the years presented:

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

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

Accounting Standards and Amendments Issued But Not Yet Effective

The following accounting standards were issued but not yet effective as of January 31, 2015:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014. In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These Annual Improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

4. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2013	$19,217,772	$46,445	$3	$19,264,220

Exploration costs during 2014:
Consulting	69,590	-	-	69,590
Lease payments	68,548	-	-	68,548
Mapping	2,574	-	-	2,574
Taxes, licenses and permits	71,596	6,044	-	77,640
Reclamation provision	43,000	-	-	43,000
Impairment (Note 5)	(498,528)	-	-	(498,528)

Balance, January 31, 2014	$18,974,552	$52,489	$3	$19,027,044

Exploration costs during 2015:
Consulting	42,269	-	-	42,269
Lease payments	13,376	-	-	13,376
Taxes, licenses and permits	62,910	7,138	-	70,048

Balance, January 31, 2015	$19,093,107	$59,627	$3	$19,152,737

The Company has certain interests in 688 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)	Robertson Property

On March 5, 2014, the Company entered into an exploration and option to joint venture agreement with Barrick Gold Corporation (“Barrick”). As a result, the Robertson property is now comprised of four contiguous claim groups known as the Core claims, Gold Ridge claims, Excluded claims, and Ruf claims.

(1) Core Claims

The Company holds an interest in 338 patented and unpatented lode mining claims. The Company owns 284 of these claims outright, of which 39 unpatented lode claims are owned by the Company’s 98.49% owned subsidiary, Marcus Corporation.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

The remaining 54 claims are leased by the Company as follows:

(i) Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the Core claims of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

(ii) Blue Nugget, Lander Ranch, and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to 9 Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims, and 11 Sass claims, of which the Blue Nugget and Lander Ranch claims form part of the Core claims of the Robertson Property, and the Norma and Sass claims form part of the Norma Sass Property (Note 4c). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013 and is currently being negotiated. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

(iii) Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the Core claims of the Robertson Property with an indefinite term. The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease. Of these 12 claims, 5 are part of the Core claims and 7 are part of Gold Ridge claims.

(2) Gold Ridge Claims

In an agreement dated March 5, 2014, the Company granted Barrick Gold Exploration Inc. an option to purchase a 60% interest in 108 claims on the west side of the Core claims.

Of the 108 claims, 95 are owned outright and 13 are held under leases as follows.

(i) Breckon Lease June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims, which form part of the Gold Ridge claims of the Robertson Property. The agreement is for an initial term of four years expiring on March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012 and will expire in March 2016, with annual rent of US$30,000.

The property is subject to a 3% NSR royalty, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(2) Gold Ridge Claims (continued)

(ii) Northern Nevada Lease

7 of the 12 lease claims are included in the Gold Ridge claims.

(3) Excluded Claims (previously referred to as Carve-out Claims) – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 61% interest in 132 claims (originally 219 claims). Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML, and is currently owned by Barrick Gold Corporation.

(4) Ruf Claims – 66.67% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd., a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 4a(1)(iii) and 4d), of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table. A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

b)	Norma Sass Property – 66.67% interest

The Company holds a 66.67% interest in the 38 Norma Sass mining claims located in Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement (Note 4a(4)). The remaining 33.33% interest is held by Levon.

c)	JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada.

d)	Eagle Claims – 50% interest

The Company holds a 50% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada. The remaining 50% interest is held by Levon.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

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

During the year ended January 31, 2014, the Company determined that 184 claims were insignificant to the core property and did not warrant additional expenditures for claims maintenance. The 184 claims were previously part of the core claims – 100% and described in note 4 (a). The Company concluded that these claims were not required to maintain the value of the other core claims and therefore the costs incurred to date on those claims should be written off. The Company acquired these claims between 1986 and 1991. The $498,528 carrying value of the claims disposed was recorded as a charge to operations and is included in net loss in 2014. There were no impairments or write-offs during the current year.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

6. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$	$
COST
Balance at January 31, 2013	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2014	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2015	84,127	18,708	6,920	5,926	3,459	119,140

ACCUMULATED DEPRECIATION
Balance at January 31, 2013	-	-	6,681	5,211	889	12,781
Depreciation	-	6,080	239	143	513	6,975
Balance at January 31, 2014	-	6,080	6,920	5,354	1,402	19,757
Depreciation	-	1,872	-	114	411	2,397
Balance at January 31, 2015	-	7,952	6,920	5,468	1,814	22,154

CARRYING VALUE
At January 31, 2014	84,127	12,628	-	572	2,057	99,383
At January 31, 2015	84,127	10,756	-	458	1,645	96,986

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

7. INVESTMENT IN RELATED COMPANIES

At January 31, 2015, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	519,071	$41,237	$104,103	$145,340
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)*	17,291	1,297	(605)	692

		$42,534	$103,498	$146,032

At January 31, 2014, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	539,071	$42,837	$97,321	$140,158
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)*	17,291	1,297	(950)	347

		$44,134	$96,371	$140,505

*Mill Bay Ventures Inc. affected a 3:1 consolidation and changed its name to Great Thunder Gold Corp. during the year ended January 31, 2014.

During the year ended January 31, 2015, the Company recorded an unrealized pre-tax gain of $7,127 (2014 – loss of $226,639; 2013 – loss of $559,583) on investments in related companies, representing the change in fair value during the year.

Certain directors of Levon and Great Thunder Gold Corp. (formerly Mill Bay Ventures Inc.) are also directors of the Company.

During the year ended January 31, 2015, the Company sold 20,000 (2014 – 370,000; 2013 – 58,500) Levon shares and realized a gain of $7,130 (2014 - $107,300; 2013 - $22,155).

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

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

8. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed. During the year ended January 31, 2015, at the request of the Bureau the Company increased the bonds by US$40,149 (2014 - US$59,089).

As at January 31, 2015, the total reclamation deposits were $655,209 (US$515,466) (2014 – $529,408 (US$475,317)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.05% (2014 - 0.05%).

9. SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during 2015 and 2014

On August 5, 2014, the Company issued 45,000 common shares upon the exercise of share purchase warrants for gross proceeds of $6,750.

On July 28, 2014, the Company issued 857,296 common shares to three related companies settling amounts payable totalling $205,751 at a deemed price of $0.24 per share. The shares issued had a fair value of $180,032 and the Company recorded a gain on settlement of debt of $25,719. The shares issued by the Company are subject to a four month hold period that expired on November 29, 2014.

On March 13, 2014, the Company closed a non-brokered private placement issuing 4,150,000 common shares at a price of $0.17 per common share for gross proceeds of $705,500.

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

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

9. SHARE CAPITAL (continued)

c)	Share purchase warrants and compensation options

On September 23, 2014, the TSX Venture Exchange approved the final extension of the expiry dates of the warrants issued pursuant to the private placement that closed on April 1, 2010 from October 1, 2014 and October 23, 2014 to April 1, 2015 and April 23, 2015 respectively. All other terms remain the same.

As a result of the extension, the Company recorded an additional aggregate fair value compensation cost in the amount of $21,616, which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the amended warrants at the date of the amendment: risk-free interest rate of 1.15%, dividend yield of 0%, volatility of 92.75% and 116.13% respectively, and an expected life of 0.5 years.

During the year ended January 31, 2014, the Company recorded an incremental compensation cost totaling $6,721 for the excess of the fair value of the original warrants immediately before their terms were modified and the fair value of the modified warrants at the date of modification. The fair value of warrants modified has been estimated using the Black-Scholes option pricing with the following assumptions: risk-free interest rates of 1.25%, dividend yield rates of 0%, volatility of 74.91%, and expected lives of 1 year.

A summary of the share purchase warrants and compensation options issued, exercised and expired during the years ended January 31, 2015 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2013	6,464,120	$0.75
Issued	3,694,500	$0.15
Balance, January 31, 2014	10,158,620	$0.53
Exercised	(45,000)	$0.15
Balance, January 31, 2015	10,113,620	$0.53

Details of share purchase warrants outstanding as of January 31, 2015 and 2014 are:

		Warrants Outstanding and Exercisable
Expiry Date	Exercise Priceper Share	January 31, 2015	January 31, 2014

April 1, 2015	$0.75	4,709,120	4,709,120
April 23, 2015	$0.75	1,755,000	1,755,000
July 17, 2015	$0.15	3,649,500	3,694,500
		10,113,620	10,158,620

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

9. SHARE CAPITAL (continued)

d)	Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2014 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

For the years ended January 31, 2015 and 2014 stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, January 31, 2013	3,285,000	$0.51
Granted	-	-
Cancelled	(65,000)	$0.43
Expired	(65,000)	$1.00
Stock options outstanding, January 31, 2014	3,155,000	$0.50
Granted	1,420,000	$0.24
Cancelled	-	-
Expired	(605,000)	$0.71
Stock options outstanding, January 31, 2015	3,970,000	$0.37
Stock options exercisable, January 31, 2015	3,947,500	$0.38

A summary of stock options outstanding as at January 31, 2015 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
50,000	$0.24	0.12	$0.00	March 14, 2015
550,000	$0.45	0.63	$0.00	September 17, 2015
420,000	$0.80	1.97	$0.00	January 21, 2016
900,000	$0.40	2.06	$0.00	February 22, 2017
680,000	$0.30	2.70	$0.00	October 12, 2017
1,370,000	$0.24	4.12	$0.00	March 14, 2019

3,970,000	$0.37	2.54

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

10. SHARE-BASED PAYMENTS

On March 14, 2014, the Company granted incentive stock options for the purchase of up to 1,420,000 common shares at a price of $0.24 per share to directors, officers, consultants, and employees of the Company. Of these, 50,000 stock options are exercisable on or before March 14, 2015, and 1,370,000 stock options are exercisable on or before March 14, 2019.

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

The Company recorded total share-based payments of $259,163 for the grant and vesting of stock options and for the extension of the expiry date of warrants during the year ended January 31, 2015 (2014 - $9,350; 2013 - $855,773) as follows:

	2015	2014	2013

Directors, officers and employees	$214,200	$-	$366,171
Investor relations	11,447	2,629	10,371
Consultants	11,900	-	49,382
Extension of warrants	21,616	6,721	429,849
	$259,163	$9,350	$855,773

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

	2015	2014	2013
Weighted average assumptions:
Risk-free interest rate	1.39%	-	1.38%
Expected dividend yield	-	-	-
Expected option life (years)	4.86	-	4.82
Expected stock price volatility	96.63%	-	108%
Weighted average fair value at grant date	$0.17	-	$0.24

Expected volatility was forecasted based on the historical volatility of the Company.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

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

a)

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the years ended January 31 was as follows:

	2015	2014	2013

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$62,835	$66,000	$110,564
Other members of key management	24,067	43,707	57,162

Share-based payments
Members of the Board of Directors	161,500	-	269,501
Other members of key management	34,000	-	50,821
	$282,402	$109,707	$488,048

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from related parties:

	January 31, 2015	January 31, 2014
Levon Resources Ltd.	$58,903	$43,908
Great Thunder Gold (formerly Mill Bay Ventures)	-	2,263
Total	$58,903	$46,171

c)

In the normal course of operations the Company transacts with companies with directors or officers in common. During the year ended January 31, 2015, the Company settled $205,751 (2014 - $128,722) of related party debt through issuance of common shares of the Company, as described in Note 9b. At January 31, 2015 and January 31, 2014, the following amounts are payable to related parties:

	January 31, 2015	January 31, 2014
Directors	$52,500	$34,500
Oniva International Services Corp.	5,514	153,566
Sampson Engineering Inc.	1,200	18,641
Wear Wolfin Designs Inc.	5,250	13,860
Saulnier Capital	1,103	4,028
Frobisher Securities Ltd.	4,200	4,200
Intermark Capital Corp.	13,125	34,650
	$82,892	$263,445

The amounts included above in 11(b) and 11(c) are unsecured, non-interest bearing with no fixed terms of repayment.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

d)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 13. The transactions with Oniva during the year are summarized below:

	2015	2014	2013
Salaries and benefits	$40,640	$77,785	$132,884
Office and miscellaneous	26,035	48,489	98,036

	$66,675	$126,274	$230,920

Salaries and benefits above includes $4,037 for key management personnel compensation that has been included in Note 11(a).

12.  RECLAMATON PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately $574,756 (US$452,172) (2014 - $503,629 (US$452,172)), which is expected to be incurred during 2018. The risk-free rate of 3% (2014 – 3%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	January 31, 2015	January 31, 2014

Beginning balance	$484,000	$395,000
Unwinding of discount	14,519	11,850
Change in estimates	-	43,000
Change in foreign exchange rate	67,891	34,150
	$566,410	$484,000

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

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

14.  FINANCIAL INSTRUMENTS (continued)

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

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2015	January 31, 2014

Cash held at major financial institutions
Canada – cash	$103,470	$4,706
US - cash	44,105	3,368

	147,575	8,074
Reclamation deposits held at major financial institutions	655,209	529,408

Total cash and reclamation deposits	$802,784	$537,482

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had a working capital of $11,324 at January 31, 2015 and a working capital deficit of $486,109 at January 31, 2014. The Company has cash at January 31, 2015 in the amount of $147,575 (2014 - $8,074) in order to meet short-term business requirements. At January 31, 2015, the Company had current liabilities of $154,653 (2014 - $499,993). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2016.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

14.  FINANCIAL INSTRUMENTS (continued)

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2015 and 2014.

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

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2015		January 31, 2014

Cash	US$	34,698	US$	3,024
Other amounts receivable		2,343		2,085
Amounts receivable from a related parties		46,340		41,454
Reclamation bonds		515,466		475,317
Accounts payable		(15,945)		(117,288)

Net exposure	US$	582,902	US$	404,592

Canadian dollar equivalent		$740,927		$450,634

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2015, a 10% (2014 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $74,093 (2014 - $45,063).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

14.  FINANCIAL INSTRUMENTS (continued)

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

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2015:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$147,575	-	-
Investments in related companies	146,032	-	-
	$293,607	-	-

15. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the year ended January 31, 2015.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

16. ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	January 31, 2015	January 31, 2014

Amounts receivable from related parties	$(12,732)	$(9,268)
Other amounts receivable	(12,144)	32,783
Prepaid expenses	(448)	3,107
Accounts payable and accrued liabilities	(67,252)	(35,817)
Amounts payable to related parties	31,810	68,569
	$(60,766)	$59,374

17.  INCOME TAXES

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income (loss) before future income taxes. For the year ended January 31, 2015, the Canadian statutory rate is 26% (2014 - 26%).

	2015	2014	2013

Expected income tax recovery	$123,811	$181,670	$348,647
Permanent differences	(53,714)	10,760	(225,749)
Changes in timing differences and other	(108,612)	9,659	(21,221)
Effect of foreign exchange changes on U.S. loss carry-forwards	663,891	492,885	(196,741)
Expired losses	(123,653)	(20,428)	(115,221)
Changes in unrecognized deferred income tax assets	(62,588)	(135,099)	(61,408)
Adjustments due to effective tax rate attributable to U.S. income taxes	37,585	37,513	126,053
Changes in income tax rates and other exchange	-	70,895	(2,338)
Total deferred income tax recovery (expense)	$476,720	$647,855	$(147,978)

The components of the deferred income tax assets (liabilities), after applying enacted Canadian rates of 26% (2014 - 26%) and enacted US rates of 35.0% (2014 - 35.0%), are as follows:

	2015	2014

Deferred income tax assets
Non-capital loss carry-forwards	$5,345,044	$4,355,403
Other	15,858	8,685
	5,360,902	4,364,088
Deferred income tax liabilities
Investment securities	(2,680)	(1,917)
Exploration and evaluation assets	(6,648,222)	(6,128,891)
Net deferred income tax liability	$(1,290,000)	$(1,766,720)

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

17.  INCOME TAXES (continued)

At January 31, 2015, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $7,137,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows between 2026 and 2035.

At January 31, 2015, the Company had, for US tax purposes, net operating losses aggregating approximately US$12,061,000. The net operating losses are available to offset taxable income earned by the US operations of future years and expire as follows between 2020 and 2035.

18.  SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the year ended January 31, 2015, 2014, and 2013.

The Company has non-current assets in the following geographic locations:

	January 31, 2015	January 31, 2014
Canada	$148,139	$143,136
USA	19,902,825	19,653,204
	$20,050,964	$19,796,340

19. SUBSEQUENT EVENT

In May 2015, Barrick Gold Corporation has given a Notice of Termination and Release of the Exploration and Option to Joint Venture Agreement on the Gold Ridge Property originally dated March 5, 2014 (Note 4 (a)(2)), Coral will continue to identify and evaluate potential partners that have the financial capability to advance the Robertson project into commercial production.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: June 15, 2015	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

Exhibit Index

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*

______________

* Previously filed.

