Form 20-F/A
period 2015-01-31
CORAL GOLD RESOURCES, LTD.
filed 2015-12-24
CIK 813639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Not Applicable

(Translation of Registrant's name into English)

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 42,825,337 common shares, without par value, issued and outstanding as of January 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [Not applicable to the registrant at this time] ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated File r	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Explanatory Note

Coral Gold Resources Ltd. (the "Company") is filing this Amendment No. 1 on Form 20-F/A ("Amendment") to the Company's annual report on Form 20-F for the year ended January 31, 2015 ("Form 20-F"), as filed with the Securities and Exchange Commission ("SEC") on June 15, 2015 ("Original Filing Date") to respond to certain comments raised by the staff of the SEC. The Amendment is amending Item 5 of the Form 20-F to include operating results for the years ended January 31, 2014 and 2013, and Items 8 and 18 of the Form 20-F to clarify certain language contained in the Report of Independent Registered Public Accounting Firm, and should be read in conjunction with the Form 20-F. This Amendment speaks as of the Original Filing Date, does not reflect events that may have occurred subsequent to the Original Filing Date, and does not modify or update any disclosure made in the Form 20-F unless otherwise amended in this Amendment.

PART I

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

Year ended January 31, 2015 compared to the year ended January 31, 2014

Operating and administrative expenses

Operating and administrative expenses were $538,469 for the year ended January 31, 2015 compared to $860,517 for the year ended January 31, 2014, a decrease of $322,048. Decreases in administrative and operating costs in 2015 compared to the year ended January 31, 2014, include decreases of $498,528 in impairment of exploration and evaluation assets as there were no impairment expenses in 2015, $24,705 in professional fees, and $48,970 in salaries and benefits. Additionally, the decrease of corporate activity resulted in decreases in most other expenses. An option grant and the related share-based payments of $259,163 increased the otherwise significantly reduced operating and administrative expenses.

Income or Loss for the year

The income for the year ended January 31, 2015 was $527 compared to a loss of $50,871 for the year ended January 31, 2014, a decrease in loss of $51,398. The decrease was primarily due to a decrease in operating and administrative expenses of $322,048 as noted above. During the year ended January 31, 2015, the Company recorded a gain on foreign exchange of $28,798 as compared to a gain of $7,903 in the previous year. Deferred income tax recovery for the year ended January 31, 2015 of $476,720 decreased by $171,135 compared to the year ended January 31, 2014 mainly due to a lower amount of taxable loss for 2015 as compared to 2014, a higher amount of expired tax losses and negative changes in timing differences in the current year, offset by an increase in the recovery resulting from the foreign exchange gains on the U.S. income tax loss carry-forwards. A deferred tax recovery or expense arises due to differences in the carrying values of assets and liabilities and their tax values and the Company's ability to utilize any of its deferred income tax assets to offset the deferred income tax liability. During the year ended January 31, 2014, the Company recognized a gain on sale of investments of $107,300 on the sale of 370,000 shares of a related party compared to a gain on sale of investments of $7,130 in 2015 on the sale of 20,000 shares of a related party.

Year ended January 31, 2014 compared to the year ended January 31, 2013

Operating and administrative expenses

Operating and administrative expenses were $860,517 for the year ended January 31, 2014 compared to $1,365,288 for the year ended January 31, 2013, a decrease of $504,771. Decreases in administrative and operating costs in 2014 include $846,423 in share-based payments, $60,213 in investor relations and shareholder information costs, and $58,003 in salaries and benefits. Share-based payments expense decreased during the current year as no new stock options were granted. The decrease of corporate activity resulted in decreases in most other expenses. An impairment of exploration and evaluation assets expense of $498,528 increased the otherwise significantly reduced operating and administrative expenses.

Income or Loss for the year

The loss for the year ended January 31, 2014 was $50,871 compared to a loss of $1,542,564 for the year ended January 31, 2013, a decrease of $1,491,693. The decrease was primarily due to a decrease in operating and administrative expenses of $504,771 as noted above, a decrease in a deferred income tax expense of $795,833, and increases in other items of $191,089. During the year ended January 31, 2014, the Company recorded a gain on foreign exchange of $7,903 as compared to a foreign exchange loss of $15,369 in the year ended January 31, 2013.

During the year ended January 31, 2013, the Company recorded impairment loss on investments due to a long term decline in the value of these investments of $40,337 compared to $nil in the year ended January 31, 2014. Deferred income tax recovery was $647,855 for the year ended January 31, 2014 compared to a deferred income tax expense of $147,978 for the year ended January 31, 2013. During the year ended January 31, 2014, the Company recognized a gain on sale of investments of $107,300 on the sale of 370,000 shares of a related party compared to a gain on sale of investments of $22,155 in 2013 on the sale of 58,500 shares of a related party.

Currency Fluctuations

The Company's currency fluctuation exposure is primarily due to the U.S. Dollar. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk. Fluctuations in and among the currencies in which the Company operates could have a material effect on the Company's operations and its financial results.

B.	Liquidity and Capital Resources

Currently, the Company has no operating income, but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants.

During the year ended January 31, 2015 the Company incurred exploration expenditures of $125,693, increasing the Company's mineral property carrying value on the Robertson Property by $118,555. At January 31, 2015, the Company had working capital of $11,324 and cash of $147,575.

In March 2014, the Company received $705,500 in a non-brokered private placement with Barrick Gold Corporation, in which Barrick subscribed for 4,150,000 of the Company's shares. These funds will be used to fund the next phase of development and to ensure that the Company has sufficient cash on hand to maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company's assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Many factors that are beyond the control of the Company can affect the Company's operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in exploration companies. The appeal of exploration companies as investment alternatives could affect the liquidity of the Company and thus future exploration, development and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company's operations.

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

The Company has a cost-sharing agreement to reimburse a related company, Oniva International Services Corp. ("Oniva"), for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

As of January 31, 2015, the Company had no other contractual obligations.

G.	Safe Harbor

All information that is not historical in nature disclosed under "Item 5 – Operating and Financial Review and Prospects" is deemed to be a forward looking statement. See "Forward-Looking Statements" for additional information.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 18 to this Annual Report and include the following:

•	Independent Auditors' Report;

•	Consolidated Statements of Financial Position as at January 31, 2015 and January 31, 2014;

•	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended January 31, 2015, 2014 and 2013;

•	Consolidated Statements of Equity for the years ended January 31, 2015, 2014 and 2013;

•	Consolidated Statements of Cash Flows for the years ended January 31, 2015, 2014 and 2013; and

•	Notes to the Consolidated Financial Statements.

Legal Proceedings

The Company is not involved in any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or had in the recent past, significant effects on the Company's financial position or profitability, including governmental proceedings pending or known to be contemplated.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since January 31, 2015.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The following Consolidated Financial Statements pertaining to the Company are filed as part of this annual report:

Item 19. Exhibits

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries*
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act*
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act*
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*

______________

* Incorporated by reference from a previous filing.

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Consolidated financial statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

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

"David Wolfin"	"Malcolm Davidson"

David Wolfin	Malcolm Davidson, CA
President & CEO	Chief Financial Officer
May 29, 2015	May 29, 2015

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

Management's Responsibility for the ConsolidatedFinancial Statements

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

Auditors' Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

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

/s/ Manning Elliott LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

May 29, 2015

COMMENTS BY INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CANADA-UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the auditors' conclusion to be expressed using an unconditional statement of "substantial doubt" about the ability of Coral Gold Resources Ltd. (the "Company") to continue as a going concern. Our Report to the Shareholders dated May 29, 2015 is expressed in accordance with Canadian reporting standards that do not require the specific wording "substantial doubt" or to state the conditions and events that were considered in reaching this conclusion.

In accordance with the standards of the Public Company Accounting Oversight Board (United States) we state that the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit, has accumulated losses since inception and has not generated any revenues. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

	Note	2015	2014	2013

Operating and Administrative Expenses
Consulting fees		$18,731	$18,836	$12,000
Depreciation		2,397	6,975	1,849
Directors' fees		18,000	18,000	16,500
Finance costs	12	14,519	11,850	27,561
Impairment of exploration and evaluation assets	5	-	498,528	-
Investor relations		14,982	10,305	70,518
Management fees		30,000	30,000	67,500
Office and miscellaneous		37,459	44,426	73,088
Professional fees		62,964	87,669	39,004
Regulatory and compliance fees		29,324	23,603	26,157
Salaries and benefits		46,164	95,134	153,137
Share-based payments	10	259,163	9,350	855,773
Travel		4,766	5,841	22,201
		538,469	860,517	1,365,288

Loss before other items and tax		(538,469)	(860,517)	(1,365,288)

Other items
Interest and other income		629	248	4,253
Gain on sale of investments	7	7,130	107,300	22,155
Gain on settlement of debt	9b	25,719	46,340	-
Impairment loss on investments	7	-	-	(40,337)
Foreign exchange gain (loss)		28,798	7,903	(15,369)
Loss Before Income Tax		(476,193)	(698,726)	(1,394,586)
Deferred income tax recovery (expense)	17	476,720	647,855	(147,978)
Net Income (Loss)		527	(50,871)	(1,542,564)
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	7	7,127	(197,176)	(454,342)

COMPREHENSIVE INCOME (LOSS)		$7,654	$(248,047)	$(1,996,906)

Income (Loss) per Share - Basic and Diluted		$0.00	$(0.00)	$(0.05)

Weighted Average Number of Common Shares Outstanding		42,016,049	36,024,532	33,563,649

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

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the "Company") was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company's head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company's common shares are traded on the TSX-V, OTCBB, and the Frankfurt Stock Exchange.

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

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at January 31, 2015, the Company has a working capital of $11,324 and accumulated losses of $29,723,877. The Company has not yet generated any revenues from its operations. The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together form a material uncertainty which may raise significant doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company's functional currency and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The accounting policies in Note 3 have been applied consistently to all periods presented.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 29, 2015.

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the Company's functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net income or loss for the year.

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

b)	Impairment of equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

c)	Depreciation rate for equipment

Depreciation is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive income or loss.

d)	Estimated reclamation provisions

The Company's provision for decommissioning liabilities represents management's best estimate of the present value of the future cash outflows required to settle estimated reclamation and site closure costs. The provision reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

e)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

f)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

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

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss ("FVTPL"). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, investments in related companies, amounts due from a related party, accounts payable and amounts due to related parties. At initial recognition management has classified financial assets and liabilities as follows:

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

Impairment

At each financial reporting date, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset's recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the year.

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

New accounting standards adopted by the Company

The mandatory adoption of the following new and revised accounting standards and interpretations on February 1, 2014 had no significant impact on the Company's consolidated financial statements for the years presented:

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset's or a CGU's recoverable amount is based on fair value less costs of disposal.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, Levies ("IFRIC 21"), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

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

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

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

The Company has certain interests in 688 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns ("NSR") on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)	Robertson Property

On March 5, 2014, the Company entered into an exploration and option to joint venture agreement with Barrick Gold Corporation ("Barrick"). As a result, the Robertson property is now comprised of four contiguous claim groups known as the Core claims, Gold Ridge claims, Excluded claims, and Ruf claims.

(1) Core Claims

The Company holds an interest in 338 patented and unpatented lode mining claims. The Company owns 284 of these claims outright, of which 39 unpatented lode claims are owned by the Company's 98.49% owned subsidiary, Marcus Corporation.

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

The property is subject to a 3% NSR royalty, subject to the Company's exclusive right to purchase the NSR for US$1,000,000 per percentage point. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

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

(3) Excluded Claims (previously referred to as Carve-out Claims) – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. ("Amax") an option to purchase a 61% interest in 132 claims (originally 219 claims). Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

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

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS (continued)

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

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

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

5. IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

The Company reviews the carrying amounts of its long term assets at each statement of financial position date to determine whether there is any indication that those assets are impaired.

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

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

8. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the "Bureau"), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed. During the year ended January 31, 2015, at the request of the Bureau the Company increased the bonds by US$40,149 (2014 - US$59,089).

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

On July 17, 2013, the Company closed a non-brokered private placement issuing 3,694,500 units at a price of $0.10 per unit for gross proceeds of $369,450. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.15 expiring on July 17, 2015. The company paid cash finders' fees of $3,000. The fair value of the warrants issued has been estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rate of 1.09%, dividend yield rates of $nil, volatility of 76.45% and expected lives of 2 years. Of the $369,450 total aggregate proceeds raised, $91,260 was attributable to warrants and $278,190 was attributable to common shares.

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

The Company's stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2014 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

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

During the year ended January 31, 2013, the Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 1,765,000 common shares at a weighted average exercise price of $0.36 pursuant to the Company's stock option plan. The options vest on dates ranging from the grant date to October 12, 2013. The options are exercisable on or before October 12, 2017.

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

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. ("Oniva"), as described in Note 13. The transactions with Oniva during the year are summarized below:

	2015	2014	2013
Salaries and benefits	$40,640	$77,785	$132,884
Office and miscellaneous	26,035	48,489	98,036

	$66,675	$126,274	$230,920

Salaries and benefits above includes $4,037 for key management personnel compensation that has been included in Note 11(a).

12. RECLAMATON PROVISION

The Company's reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

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

13. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-months' notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

14. FINANCIAL INSTRUMENTS

The fair values of the Company's cash and cash equivalents, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company's financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2015, 2014, and 2013

(Expressed in Canadian dollars)

14. FINANCIAL INSTRUMENTS (continued)

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company's concentration of credit risk, and maximum exposure thereto, is as follows:

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

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

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

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2015, a 10% (2014 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company's net income and comprehensive income by approximately $74,093 (2014 - $45,063).

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

The Company's ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

IFRS 7 'Financial Instruments: Disclosures' establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2015:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$147,575	-	-
Investments in related companies	146,032	-	-
	$293,607	-	-

15. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company's capital management during the year ended January 31, 2015.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: December 22, 2015	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries*
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act*
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act*
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*

______________

* Previously filed.

