Form 20-F
period 2016-01-31
CORAL GOLD RESOURCES, LTD.
filed 2016-06-14
CIK 813639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2016

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

There were 47,825,337 common shares, without par value, issued and outstanding as of January 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [Not applicable to the registrant] ☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

In this Annual Report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "Coral", "we", "our" or "us" refers to Coral Gold Resources Ltd.

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

The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information herein.

CURRENCY

Unless otherwise indicated in this Annual Report, all references to "Canadian Dollars", "CDN$", "dollars" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars", or "US$" are to the lawful currency of the United States.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including those appearing under Item 5, constitute "forward-looking statements", including, without limitation, those concerning the economic outlook for the mining industry, expectations regarding mineral prices, potential production, cash costs and other operating results, growth prospects and outlook of the Company's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of the Company's exploration and production projects, the Company's liquidity and capital resources and capital expenditures, the outcome and consequences of any potential or pending litigation or regulatory proceedings, and the Company's plan to conduct drilling operations. Additionally, forward-looking statements are generally identifiable by the terminology used such as "plans", "expects", "estimates", "budgets", "intends", "anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may", or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information – "Risk Factors", and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future production levels, if any; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; anticipated dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATE OF MEASURED AND INDICATED MINERAL RESOURCES

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the Securities and Exchange Commission (the "SEC") applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended (the "Securities Act"), or the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, information contained in this annual report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular, this annual report on Form 20-F includes the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource". Investors are advised that these terms are defined under Canadian rules under National Instrument 43-101 ("NI 43-101"). Investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves. However, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of "contained ounces" of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a "reserve" for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

Investors are cautioned not to assume that any part or all of the mineral deposits identified as an "indicated mineral resource," "measured mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For the years ended January 31, 2012 through January 31, 2016 inclusive we have prepared our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

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

chert	A rock resembling flint and consisting essentially of crypto-crystalline quartz or fibrous chalcedony.

CIM Standards	Canadian Institute of Mining Standards

cryptocrystalline	is a rock texture made up of such minute crystals that its crystalline nature is only vaguely revealed even microscopically in thin sections by transmitted polarized light.

crystalline	consisting of or containing crystals.

devonian	is a geologic period and system of the Paleozoic Era spanning from the end of the Silurian Period, about 416.0 ± 2.8 Million years ago.

diamond drill	A rotary type of rock drill that uses diamonds to cut a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

eocene	is the second of five eras in the Tertiary Period and lasted from about 55.8 to 33.9 million years ago.

fault	A fracture in a rock where there has been displacement of the two sides.

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

HQ diameter	is a diamond drill bit size with an outside diameter of 88.9 mm and an internal diameter of 77.8 mm.

hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

intrusive	A rock mass formed below the earth's surface from magma which has intruded into a pre-existing rock mass.

IRR	Internal Rate of Return

lode claim	A mining claim on an area containing a known vein or lode.

microcrystalline	material is a crystallized substance or rock that contains small crystals visible only through microscopic examination.

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

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended January 31, 2016.

For the years ended January 31, 2016, 2015, 2014, 2013, and 2012 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ''Item 5 — Operating and Financial Review and Prospects.''

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended January 31, 2016, 2015, 2014, 2013 and 2012. The information has been derived from our annual audited consolidated financial statements.

	Years Ended January 31,
	2016	2015	2014	2013	2012
Operations
Revenue	$-	$-	$-	$-	$-
Expense
Operating and Administrative	642,193	538,469	860,517	1,365,288	772,587
Net Income (loss)	50,521	527	(50,871)	(1,542,564)	(773,813)
Net Earnings (loss) Per Share	0.00	0.00	(0.00)	(0.05)	(0.02)

Weighted Average Number of Shares Outstanding	44,200,953	42,016,049	36,024,532	33,563,649	33,483,650

	As at January 31,
	2016	2015	2014	2013	2012
Balance Sheet
Working Capital (deficit)	$470,078	$11,324	$(486,109)	$(539,814)	$1,166,663
Total Assets	20,088,148	20,275,844	19,856,395	20,330,548	20,756,599
Liabilities	1,413,790	2,011,063	2,750,713	3,435,002	2,719,920
Equity	18,674,358	18,264,781	17,105,682	16,895,546	18,036,679

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2012	0.9970	1.0052	1.0604	0.9449
2013	0.9978	0.9973	1.0299	0.9599
2014	1.0389	1.1138	1.1178	0.9955
2015	1.1151	1.2711	1.2711	1.0639
2016	1.2964	1.4080	1.4223	1.2185

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of June 9, 2016, the exchange rate was CDN$1.2731 for each US$1.

Month	High	Low
December 2015	1.3990	1.3360
January 2016	1.4589	1.3969
February 2016	1.4040	1.3523
March 2016	1.3468	1.2962
April 2016	1.3170	1.2544
May 2016	1.3136	1.2548

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines, based on its most recent information, that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. The Company's ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, its properties, its prospects, metal prices, businesses competing for financing and its financial condition. The Company may not be able to raise funds, or to raise funds on commercially reasonable terms. If the Company is unable to raise additional funds, it may not be able to develop its properties or any of its business plans as described in this Annual Report.

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

Uncertainty of exploration and development programs. The Company's results of operations are significantly affected by the costs and results of its exploration and development programs. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company's exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

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

Litigation. Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future which may result in litigation. Any litigation could be costly and time consuming and could divert the Company's management from the Company's business operations. In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

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

Limited and volatile trading volume. Although the Company's common shares are listed on the TSX Venture Exchange (the "TSX-V"), the Frankfurt Stock Exchange (the "FSE"), and the Berlin-Bremen Stock Exchange and quoted in the United States on the OTCPink, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company's common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company's common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2016 fiscal year, the Company's common share price fluctuated on the TSX-V between a low of $0.06 and a high of $0.18. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, all of its mining exploration properties are located in United States, and the Company's financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company reported a foreign exchange loss of $9,714 during the year ended January 31, 2016. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company's operations and its financial results.

The Company has incurred net losses since its inception and expects losses to continue. The Company has not been profitable since its inception. For the fiscal year ended January 31, 2016, the Company had net income of $50,521 due to deferred income tax recovery and an accumulated deficit on January 31, 2016 of $27,829,911. As the Company is currently at the exploration stage and has no reserves of precious metals, there is no assurance that the Company will be profitable in the future.

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

The Company's exploration activities are subject to various federal, state and local laws and regulations. Laws and regulations govern various aspects of the Company's business including the following: taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and the exploration, development, mining, production, importing and exporting of minerals. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to stop its exploration activities once it is started until a particular problem is remedied or to undertake other remedial actions.

Market price is highly speculative. The market prices of metals are highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the exploration, development and production of such properties. If gold prices substantially decline, this may adversely affect the Company's ability to raise capital to explore for existing and new mineral properties.

The Company operates in a highly competitive industry. The Company competes with other developmental resource companies which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company. The Company may encounter increasing competition from other mining companies in its efforts to acquire mineral properties and hire experienced resource industry professionals. Increased competition in the Company's business could adversely affect its ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Penny stock rules may make it more difficult to trade the Company's common shares. The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. The Company's securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also affect the ability of its investors to sell their shares in the secondary market.

FINRA rules will make it more difficult to trade the Company's common shares. The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may limit a stockholder's ability to buy and sell our stock. In addition to the "penny stock" rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Item 4. Information on the Company

A.	History and Development of the Company

The Company was incorporated under the Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of Carol Energy Corporation, which name was changed to Coral Energy Corporation on March 3, 1982, and to Coral Gold Corp. on September 9, 1987. On September 14, 2004, the Company changed its name to Coral Gold Resources Ltd. in conjunction with a 10 to 1 share consolidation. On July 17, 2007, the shareholders of the Company amended the share structure by subdividing the Company's issued share capital of 8,267,360 common shares into 24,802,080 common shares, every one common share being subdivided into three common shares. On July 15, 2004, the Company transitioned to the British Columbia Business Corporations Act. The principal executive office of the Company is located at 570 Granville Street, Suite 900, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

The Company is a natural resource company primarily engaged in the exploration and development of natural resource properties. Its principal business activities have been the exploration of certain mineral properties located in the states of Nevada and California in the United States. The carrying value of the Company's mineral property acquisition and exploration expenditures at January 31, 2016 is $19,192,353.

Please refer to Note 4 of the financial statements (Item 18) for information regarding the Company's principal expenditures on its mineral properties.

B.	Business Overview

Operations and Principal Activities

Presently, the Company's principal business activity is the exploration and development of mineral properties. The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties, and future exploration will be required before final evaluation as to the economic and legal feasibility is determined.

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

Environmental Regulations

The Company's exploration programs in Nevada and California are subject to state and federal regulations regarding environmental considerations. All operations involving the exploration for the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of exploration or production operations. Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection. Such legislation, as well as further interpretation of existing laws in the United States, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of operations, the extent of which cannot be predicted. Environmental problems known to exist at this time in the United States may not be in compliance with regulations that may come into existence in the future. This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such problem and could substantially reduce earnings. At the present time, the Company's exploration activities in Nevada and California are in compliance with all known environmental requirements.

The regulatory bodies that directly regulate the Company's activities are the Bureau of Land Management (Federal) and the Nevada Department of Environmental Protection (State).

C.	Organizational Structure

The Company has two wholly-owned subsidiaries: Coral Energy Corporation of California, a California corporation which holds title to the Company's California property, and Coral Resources, Inc., a Nevada corporation, which holds title to the Company's mining claims located in Nevada. In the 2006 fiscal year, the Company completed the purchase of 1,391,860 shares, representing 98.49% of the issued shares, of
Marcus Corporation, a Nevada Corporation that owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company's Robertson Property.

D.	Property, Plant and Equipment

Presently, the Company is an "exploration stage company", as all of the Company's properties are currently in the exploratory stage of development. In order to determine if a commercially viable mineral deposit exists in any of the Company's properties, further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

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

These mining claims have been acquired over a period of several years from different sources. The entire Robertson Mining Claims are subject to a 3% net smelter royalty to Geomex Development Eighth Partnership ("Geomex 8"), which royalty shall cease at such time as the sum of US$1,250,000 has been paid to Geomex 8, and various mining leases requiring minimum annual advanced royalties ranging from 4% to 10% of net smelter returns.

There is no underground or surface plant or equipment located on the Robertson Mining Claims and the following figures provide location details with respect to the Robertson Mining Claims.

- 15 -

(i)	Robertson Property (Core Area)

The Robertson Property is the subject of four technical reports dated January 15, 2004, April 25, 2006, January 27, 2008 and January 18, 2012. The first two technical reports were prepared by Robert McCusker, P.Geol. in accordance with NI 43-101 ("McCusker Reports"). The third and fourth reports were prepared by Beacon Hill Consultants (1988) Ltd. ("Beacon Hill") of Vancouver, British Columbia (the "Beacon Hill Report"). The first Beacon Hill report was a NI 43-101 resource estimate that included the zones located within the Robertson's Core claims only. The Company's other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded (Carve Out) claims (joint ventured with Cortez Gold Mines ("Cortez"), a joint venture owned by Barrick Gold Corporation), were not part of the estimate. The 2012 report was an NI 43-101 compliant preliminary economic assessment of the advanced stage Altenburg Hill, Porphyry and Gold Pan zones analyzing a combination of open pit mining methods and cyanide heap leach.

Property Description and Location

The Robertson Property is an advanced-stage gold exploration project located in eastern Lander County, Nevada, 60 miles southwest of Elko. Coral Resources, Inc., a wholly owned subsidiary of the Company, acquired control of the Robertson Property in 1986. The core property consists of 300 unpatented federal lode claims, mill sites, and nine patented lode claims covering over 6,200 acres of public lands administered by the U.S. Bureau of Land Management (the "BLM"). The Company controls an additional 31 claims through a series of mineral leases and option agreements.

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

A summary compilation of the terms of these agreements are presented in the table below:

Mining Lease and Option Agreements

Company/Date	Number of Claims	Option Payment		Production Royalty	Advance Royalty Payment
Core: Tenabo Gold Mining Co. Nov. 30, 1975	13	US$	2,000,000	8% NSR	US$	12,000/yr
Northern Nevada Au, Inc. Sept. 30, 1986	12	US$	-	4% GSR	US$	9,600/yr
Albany Gold Corp. (Geomex)	All	US$	1,250,000	3% NSR		Nil
Filippini/Breckon (June Claims)	6	US$	1,000,000	3% NSR	US$	30,000/yr

Annual federal rental fees of US$82,305 payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2015-2016 assessment year.

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

Modern open pit mining and heap leaching began in 1974, when Aaron Mining Ltd. ("Aaron"), initiated a pilot leach operation on the Robertson Property. From 1978 through 1980, Aaron expanded its leaching operations and continued exploration and acquiring claims in the district.

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

In 1990, the Company and Amax Gold Exploration Inc. ("Amax") entered into an amended and restated option and earn-in agreement in which Amax could earn a 60% interest in the Robertson Property by producing a bankable feasibility study. Amax completed an exploration program that included drilling 338 reverse circulation holes and 62 diamond drill holes, totaling over 176,000 feet. As the feasibility study did not meet the requirements of the agreement, Amax returned the property to the Company in 1996.

During the fiscal year ended January 31, 1999, the Company entered into an option agreement dated October 8, 1998 (the "Option Agreement"), with Placer Dome U.S. Inc. ("Placer"), which was later assigned by Placer to Cortez. Under the agreement, Cortez could earn a 70% interest in the Robertson Property by producing a bankable feasibility study. The focus of Cortez's exploration was to expand the 39A zone and test a number of outlying targets. During 1999, Cortez completed 46 reverse circulation drill holes and a single flood rotary hole, totaling 57,000 feet. Of the 13 holes directed at expanding the 39A zone, only two holes, 99401 and 99413, encountered significant mineralization. This drilling program did little to expand the resource. Of the remaining holes drilled by Cortez, only two holes (99406 and 99419) encountered significant mineralization. Both holes were designed to offset and/or follow up existing drill intersections and surface gold anomalies.

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

A report entitled "Update of the Geological Report on the Robertson Property" April 25, 2006 on gold resources at the Robertson Property was submitted by Robert McCusker, Consulting Geologist, a "qualified person" in accordance with the requirements of NI 43-101.

During fiscal 2006, the Company completed a major drilling program on the Robertson Property. Drilling was completed in two phases. The drilling program totaled 35,615 feet of reverse circulation drilling in 46 holes. Depths ranged from 450 feet to 1,500 feet. Due to the relatively flat-lying nature of mineralization at the Robertson Property, all holes were drilled vertically. Phase Iconsisted of 14 reverse circulation (RC) drill holes, CR06-2 through CR06-15, totaling 11,355 feet which were completed in the immediate vicinity of the existing 39A Zone indicated mineral resource. Phase IIconsisted of 32 RC holes, CR06-16 through CR06-48A, totaling 24,260 feet which were completed in (1) the Distal Zone; (2) on the northeast flank of Altenburg Hill; (3) in the gravel-covered area between the Altenburg Hill and the Porphyry Zone mineral resource; and (4) along a northeast-striking structural zone in the Porphyry Zone. Drilling operations during Phase I and Phase II drilling were directly supervised by Robert McCusker.

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

Phase II: would consist of 21 diamond core holes (HQ diameter) ranging from 300 feet to 1,000 feet-deep and totaling 11,900 feet. The purpose of core drilling is to provide geological data on the controls of mineralization, acquire geotechnical data (RQD and specific gravity), confirm grade and continuity and provide material for metallurgical testing. Drilling has been recommended as follows:

•	39A Zone: Six "twin" core holes totaling 5,000 feet focused in areas of higher grade mineralization.
•	Distal Zone: Four pre-collared "twin" core holes totaling 2,400 feet drilled to confirm grade and geological controls.
•

Altenburg Hill/South Porphyry Area: Six (or more) "twin" core holes totaling 3,000 feet to provide ore-grade oxide mineralization for metallurgical studies and confirm the grade and continuity of mineralization.

•

Gold Pan Zone: Five shallow "twin" core holes totaling 1,500 feet drilled mainly to provide ore-grade oxide mineralization for metallurgical studies and to confirm grade, continuity and geological controls for mineralization.

In March 2008, the Company announced that it had entered into a contract for 37,600 feet of reverse circulation drilling on Robertson Property. The agreement, signed with Lang Exploratory Drilling of Salt Lake City, Utah, began in April following permit approval from the BLM. Robert McCusker supervised the drill program as the "qualified person" under NI 43-101.

In September 2008, the Company completed its reverse circulation drilling program at Robertson. The program totaled 22,835 feet of drilling in 33 vertical holes which ranged in depth from 500 to 1200 feet. The holes were located on the Altenburg Hill, South Porphyry, 39A and Distal zones in order to increase the gold resource in these zones.

Both Phase I and Phase II were aimed at expanding and upgrading the Robertson Property inferred resource.

The planned 21 diamond drill holes of Phase II ranged from 300 to 1,000 feet in depth. It was anticipated that Phase II drilling would:

1)	provide geological data on the controls of mineralization;

2)	provide geotechnical data for RQD ("Rock Quality Designation") and specific gravity;

3)	help confirm grade and continuity; and

4)	provide material for metallurgical testing.

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

In February 2010, the Company announced a US$1.5 million plan and budget aimed at advancing the Robertson Property towards a preliminary economic assessment Report ("PEA"). The program was to consist of 36 diamond core and 22 reverse circulation holes along with metallurgical test work. In addition, the plan focused on upgrading near-surface oxide resources in the Gold Pan, Altenburg Hill and Porphyry zones to the measured and indicated categories. The metallurgical test work was designed to help establish the suitability of the oxide mineralization in those zones for heap leaching.

In April 2010, SRK Consulting (US) Inc. ("SRK Consulting"), the Company's environmental compliance and permitting consultants, submitted an amended Plan of Operation ("APO") to the BLM and the Nevada Department of Environmental Protection ("NDEP") to allow the Company to carry out its 2010 work plan. A setback occurred when the BLM declined the drilling permit application because the Company's existing Environmental Assessment ("EA") was out of date. The BLM suggested that the APO be withdrawn and to revert back to a previous Plan of Operation from 2007 (the "2007 PO") that allowed drilling on certain areas of the property without any amendments. In June 2010, the APO was withdrawn. SRK Consulting was immediately commissioned to commence work on the new EA.

Despite the permitting setback, 12 RC holes at Triplet Gulch that were previously permitted under the 2007 PO were drilled in 2010.

A limited diamond drilling program at the Gold Pan and Altenburg Hill zones was also permitted under the 2007 PO. A program totaling 6,700 feet was conducted that represents the first phase of the diamond core drill program announced in the company's 2010 work plan and budget. The program was designed to verify the 2008 RC drilling assay results and provide material for metallurgical test work. The Gold Pan, Altenburg Hill and Porphyry zones represent near surface resources that could potentially be developed as an open pit/heap leach operation. Past metallurgical testing of Porphyry Zone mineralization returned favorable gold recoveries from the oxide material.

Also in 2010, Coral commissioned Beacon Hill to commence a Preliminary Economic Assessment ("PEA") that would meet the NI 43-101 standard on the Gold Pan, Altenburg Hill and Porphyry zones. The report was finalized and made public in late January 2012 and outlined steps to move the project towards pre-feasibility. (see section below titled Preliminary Economic Assessment for details)

In June 2011, the BLM accepted the fifth submission of the APO and a kick off meeting was held on July 20th, 2011. The meeting outlined the need for a new EA. In particular, the various categories to be studied in the EA including cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice and socio economic issues.

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

Coral's cultural and wildlife surveys were sufficiently completed by the end of 2011 to allow the Company to demonstrate to the BLM that 13 proposed diamond core holes on the Porphyry zone would not impact on cultural or wildlife areas. The program consisted of 13 diamond drill core holes that twinned existing Amax Gold Inc. ("Amax") holes (circa 1990 -- 1996) and provided core for leach tests at McClelland Laboratories Inc. ("McClelland Labs") in Reno, Nevada. The holes were part of the Phase 1 drill program as proposed in the January 2012 PEA Assessmentand were designed to verify Amax's historic drilling data, and to upgrade the level of confidence in resources contained in the oxidized zones. The Phase 1 drill program represented Coral's first step towards pre-feasibility as defined by the PEA.

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

On September 24, 2012, Coral announced thatSRK had completed and submitted the EA to the BLM.

Compliance with the EA process was mandatory. The various categories studied were the subject of numerous Nevada State and US Federal laws. Fortunately not all are applicable to the Robertson property.

In September 2013, Coral received a notice from the BLM, which included the Decision on the Robertson Project Amendment to the Exploration Plan of Operations and Reclamation Permit Application and also the Finding of No Significant Impact ("FONSI").

On January 13, 2014, Coral announced that its US subsidiary, Coral Resources Inc. had received notice from the Bureau of Mining Regulation and Reclamation (BMRR) of the State of Nevada that it had approved the Plan of Amendment for Coral Resources Inc.'s Robertson Project.

The Amended Plan of Operations ("APO") was originally approved by the federal Bureau of Land Management (see news release dated Sept 16, 2013). Now that the APO has been approved by the State of Nevada (NDEP and subsidiary BMRR) Coral can proceed with drilling and other programs at Robertson.

Reclamation Activities

Following the dissolution of the option agreement with Cortez in 1999, Coral was required to post its own security for the reclamation bond for the Robertson Property and obtain a full release of Placer's guarantee of the original reclamation bond. In order to satisfy its obligations under the Option Agreement, the Company spent a large portion of fiscal year 2003 conducting reclamation on the Robertson Property to reduce its US$2,000,000 reclamation bond that Placer had guaranteed for the Company. Coral was able to obtain a release of Placer's guarantee by conducting sufficient reclamation work to reduce the bonding requirement, and by raising sufficient funds to provide satisfactory alternative security of the reclamation bond. The reclamation bond was reduced to US$786,100 during the fiscal year ended 2003, for which the Company posted cash.

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

In August 2008, SRK Consulting prepared an "Aerial Survey Ground Truthing and Revised Cost Estimate" report for the Company, which following amendments and revisions were submitted to the BLM and NDEP in October 2008. The report outlined and updated results of reclamation done by the Company at the Robertson Property up to 2008.

The BLM and NDEP replied with required changes and updates in April 2009 and a revised "Aerial Survey Ground Truthing and Revised Cost Estimate" was prepared by SRK Consulting on June 10, 2009 and submitted to the BLM and NDEP.

In the Try/View area of the Robertson Property, the Company renewed the Notice of Intent to allow further deep drilling.

In the core area of the Robertson Property, the Company also submitted a new "Storm Water Pollution Prevention Plan" and technical report which was approved by the BLM and NDEP in June 2009.

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

In fiscal 2012 the Company increased the reclamation bonds by US$34,600. During fiscal 2013 the Company was required to increase its reclamation bonds by a further US$58,937 as the result of receiving approval to drill 13 holes. During fiscal 2015, the Company received approval for its amended plan of operations, which required that the reclamation bonds are further increased by US$40,149.

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

In March 2003, on behalf of the Company, SRK Consulting submitted a final plan for permanent closure of the mine with the BLM and NDEP. The closure plan was approved by both agencies. As a result of this work, during 2004 the BLM lowered the bonding requirements to US$226,205.

Permitting

In 2002, the Company submitted and was granted a five year renewal of Water Pollution Control Permit (NEV60035) by the NDEP for the Robertson Property. This permit is now renewed annually and reports are submitted quarterly. In addition, the Company has a storm water pollution control permit which is also renewed annually.

The Company continues to conduct reclamation and exploration activities under a Plan of Operation (NV067688) approved in 1989 by the BLM, which was subsequently updated to the 2007 PO. In April 2010, SRK Consulting, submitted the APO to the BLM and NDEP to allow the Company to carry out its 2010 work plan. A setback occurred when the BLM declined the drilling permit application because the Company's existing EA was out of date. The BLM suggested that the APO be withdrawn and to revert back to a previous 2007 PO that allowed drilling on certain areas of the property without any amendments. In June 2010, the APO was withdrawn. SRK Consulting was immediately commissioned to commence work on the new EA. SRK finalized the EA and re-filed it in June 2013 which then went out for public comment which resulted in no significant challenges.

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

Intruding the thick Paleozoic sequence is an elliptical-shaped, composite granodiorite stock (or lacolith) of Eocene age. The orientation of the principal axis of the stock is approximately east-west. Associated with it are numerous dikes, sills and plugs that vary in composition from diorite, the earliest known intrusion, to rhyolite, the latest. Most of the identified gold resources, including the Porphyry, Gold Pan and 39A zones, lie along or near the northern contact of the composite stock. A series of narrow and laterally continuous (up to 1,600 feet) intrusive "pebble" dikes extend northward from the northern contact of the granodiorite stock. Near contacts with the Tertiary intrusions, many of the sedimentary and volcanic rocks, and early phases of the stock, have undergone significant thermal metamorphism, intense recrystallization, bleaching and pervasive metasomatism. Many of these rocks have been converted to layered sequences of biotite, "quartz" and calc-silicate hornfels, marble, exoskarn and endoskarn.

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

Preliminary Economic Assessment

In 2010, Coral commissioned Beacon Hill to commence a Preliminary Economic Assessment ("PEA") that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property. The report was finalized and made public in late January 2012 (See news release dated January 18, 2012).

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

The results of the evaluation are as follows:

Resources and Mining

•	Est. inferred resources at a cut-off of 0.005 oz Au/t	78.2 million tons grading 0.0138 oz Au/t.
•	In situ gold	1,080,900 oz's
•	Development period to construction decision	5 years
•	Mine life	10.5 years
•	Average production rate	21,300 tpd
•	Ore to waste Strip Ratio	0.6:1
•	Leach recovery HG cut off 0.0147 oz Au/t	67%
•	Leach recovery LG cut off 0.005 to 0.0147 oz Au/t	45%
•	Saleable gold	608,000 oz's

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

•	prepare composite material representing larger zones of each deposit to define the crush size and other process conditions;
•	crushing work index and abrasion testing;
•	mineralogical evaluation of column feed and products;
•	extensive column work to determine optimum crush size and other process conditions;
•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;
•	additional processing parameters to be investigated including reagent use and concentrations;
•	leach evaluation on material that is below the cut-off grades of the various deposits which was classified as waste based on dump leaching of run of mine, low grade materials;
•	laboratory test work on up to 10 tonnes of 100% minus 300 mm (~12") feed.

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

The PEA also shows the logistical advantages of the Robertson Property, namely:

•	Nevada State Highway 305, a paved all weather road which is the main access to Barrick's Cortez Operations (adjoins the Robertson Property to the south) crosses the south east corner of the property;
•	A network of gravel roads give easy access to the gold resources at the Robertson Property;
•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;
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

Zone	Tons	Ounces per Ton	Ounces of Au (Inferred)
39 A	26,779,714	0.023	615,933
GP Oxide	21,939,550	0.0127	278,632
GP Sulphide	48,759,224	0.0119	580,235
Porphyry Oxide	59,707,994	0.0137	818,000
Porphyry Sulphide	9,817,623	0.0132	129,593
Altenburg Hill Oxide	23,170,083	0.0131	303,528
Altenburg Hill Sulphide	178,279	0.0087	1,551
Triplett Gulch Sulphide	678,279	0.0152	10,310
East Zone Sulphide	694,672	0.0171	11,879
Total	191,725,418	0.0143	2,741,673

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

There is no underground or surface plant or equipment located on the Gold Ridge Property, nor any known body of commercial ore.

History and Exploration

During 2007, the Company completed two deep flooded reverse circulation drill holes on the Gold Ridge Property, TV07-1 and TV07-2, to depths of 2,990 feet and 3,450 feet, respectively. The drilling was designed to test the lower plate of the Roberts Mountains thrust fault ("RMTF") for high-grade Carlin-type mineralization hosted by favorable carbonate strata. TV07-1 intersected a thick sequence of fine grained siliceous sedimentary and volcanic rocks followed by biotite and quartz hornfels equivalents in the upper plate of the RMTF. Although the hole failed to reach the lower plate of the RMTF, it did intersect a number of narrow low-grade zones. TV07-2 was collared along a dike-filled splay of the Try fault zone and intersected a sequence of mostly fine grained siliceous sedimentary rocks and hornfels to 3,080 feet, at which point altered and mineralized limy mudstone in the lower plate was encountered. Beginning at 3,080 feet, the hole returned 200 feet of weakly to strongly anomalous gold values ranging from 0.031 to 2.190 ppm gold, including four 10-foot-thick intervals that exceed 0.01 oz Au/t.

Follow up mapping, rock sampling, and infill gravity surveys in 2008 lead to the Company's identification of a new lower plate target zone that extends from the Company's deep hole, 2 km to the south.

In March 2014, Coral entered into an option, joint venture and private placement agreement with Barrick Gold Corporation ("Barrick") pursuant to which Barrick was granted an option to earn up to an undivided 60% interest on the Company's Gold Ridge Property in consideration for Barrick incurring US$12,000,000 in exploration expenditures over a five year period. In addition, Barrick had the option to increase its interest by an additional 15% for an aggregate undivided 75% interest by preparing and delivering to the Company a scoping study. The Option Agreement also provided that upon Barrick exercising its option, a 60%/40% or a 75%/25% joint venture between the parties would have been established in order to further explore the Gold Ridge Property.

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

*The information in this Annual Report with respect to the 2014 Gold Ridge Property Exploration program relates to exploration data provided to Coral by Barrick, but does not reflect Barrick's interpretation, assessment or characterization of the data. The geologic interpretations, assessments and characterizations in this Annual Report are solely those of Coral and should not be attributed to Barrick.

(iii)	Excluded Claims, Nevada, U.S.A.

Property Description and Location

The excluded claims consist of 161 claims covering 2700 acres and are located 4,000 feet north of Barrick's pipeline mine and are connected to the Gold Ridge Property along their north east boundary.

History and Exploration

Under the terms of an Exploration and Mining Venture Agreement dated July 11, 1997, Barrick Cortez Gold Mines, ("Barrick Cortez") formerly Placer, holds an undivided 61% interest and the Company has a 39% interest carried to production in the Excluded Claims.

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

History and Exploration

Effective December 31, 1999, the Company and Levon Resources Ltd. ("Levon"), entered into a fourth amending agreement whereby Levon could earn an undivided 50% interest in the Norma Sass and Ruf Claims upon completion of certain terms. This agreement was further amended effective December 31, 2001 (but signed on October 3, 2002), whereby Levon was transferred a 33.3% interest in the Company's interest in the Norma Sass and Ruf claims, in consideration of 300,000 common shares of Levon previously issued to the Company and the prior payment of $350,294 for exploration work. Following the execution of a fifth amending agreement with Levon in December 2001 the Company secured a 66.6 % ownership in the Norma Sass and Ruf Claims

In January 2005, the Company announced the formation of an exploration agreement with Agnico-Eagle Mines Limited ("Agnico-Eagle"). The agreement covered the Norma Sass, Blue Nugget and Lander Ranch claims and also included the partnership with Levon. Under the agreement, Agnico-Eagle could earn a 51% interest in the Norma Sass, Blue Nugget and Lander Ranch claims by completing at least 45,000 feet of exploration drilling and paying certain advance royalties.

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

In September 2008, the Company entered into an exploration, development and mine operating agreement with Barrick Cortez wherein Barrick Cortez granted the option to acquire up to a 75% interest in the Company's and Levon interests in the Norma Sass Property, Nevada.

In May 2009, Barrick Cortez announced plans to do target delineation work in the second quarter followed by deep drilling in the third quarter on the Norma Sass property.

In October 2009, Barrick commenced drilling hole NS 09-01 targeting the lower plate carbonate sequence. This hole was drilled at 70 degree dip on a northwesterly azimuth across a SW-NE striking fault which trends into Barrick's Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres. The hole was started using a reverse circulation drill which encountered recovery problems at a depth of 1,680 feet and was replaced by a core drill which completed the hole to a final depth of 2,586 feet. The lower plate and wenban limestone were intersected starting at a depth of 1,330 feet and Roberts Mountain Formation was encountered from 1,830 feet to the bottom of the hole. These formations are the major host rocks for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.

On November 3, 2010, Barrick Cortez notified the Company that it had terminated its option on the Norma Sass property.

On January 22, 2016, the Company announced that it had acquired 100% ownership of the Norma, Sass, Ruf, and Eagle claims from Levon. In consideration for the transfer of Levon's interest in the properties, the Company cancelled US$53,258 in exploration expenditures which remained owing to the Company from the former joint venture.

The Company continues to keep its claims under care and maintenance and to keep such claims in good standing.

(v)	JDN Claims, Nevada, U.S.A. (formerly known as the JD Mining Claim)

Property Description and Location

The JDN claims are located approximately 10 miles northwest of the Robertson property near Barrick's Hilltop deposit. The property is comprised of 27 claims covering roughly 550 acres. Access to the JDN Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 64 miles to the community of Crescent Valley and then an additional 11 miles on a gravel access road from Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property. As of fiscal year 2001, the Company has written down the JDN Claims to a nominal value. There is no underground or surface plant or equipment located on the JDN Claims, nor any known body of commercial ore.

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

Property Description and Location

The Eagle Claims consist of 45 lode mineral claims, and are located at Corral Canyon, in Lander County, Nevada, approximately 10 kilometers north-northwest of Barrick's Cortez gold mine and comprise a total of approximately 646 acres. The Eagle Claims are approximately three miles west of Crescent Valley, Nevada, and approximately 18 miles southeast of Battle Mountain, Nevada. Access to the Eagle Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 56 miles and then an additional 8 miles on a gravel access road from the community of Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property.

The Eagle Claims are subject to a 3% net smelter royalty to Geomex 8, which royalty shall cease at such time as the sum of US$1,250,000 has been paid to Geomex 8.

History and Exploration

In fiscal year 1994, the Company optioned a 50% interest in these claims to Levon for $10,000 and $100,000 Levon common shares. During 1996, Levon exercised its option to earn a 50% interest in the Eagle Claims. On January 22, 2016, the Company announced that it had acquired 100% ownership of the Norma, Sass, Ruf, and Eagle claims from Levon. In consideration for the transfer of Levon's interest in the properties, the Company cancelled US$53,258 in exploration expenditures which remained owing to the Company from the former joint venture. The Company has written down the Eagle Claims to a nominal value. There is no underground or surface plant or equipment on the Eagle Claims, or any known body of commercial ore.

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

Year ended January 31, 2016 compared to the year ended January 31, 2015

Operating and administrative expenses

Operating and administrative expenses were $642,193 for the year ended January 31, 2016 compared to $538,469 for the year ended January 31, 2015, an increase of $103,724. Increases in administrative and operating costs compared to the year ended January 31, 2016 include $212,519 in impairment of exploration and evaluation assets, and $26,867 in salaries and benefits. Decreases in administrative and operating costs compared to the year ended January 31, 2015 include a comparatively lower number of stock options granted resulting in a decrease to the related share-based payments of $102,021, a decrease of $26,827 in office and miscellaneous, and a decrease of $16,068 in consulting fees.

Income for the year

The net income for the year ended January 31, 2016 was $50,521 compared to net income of $527 for the year ended January 31, 2015, an increase in net income of $49,994. The increase was primarily due to a deferred income tax recovery which was $193,280 higher than the previous year, less the effects of higher operating and administrative expenses described above. During the year ended January 31, 2016, the Company recorded a loss on foreign exchange of $9,714, as compared to a gain of $28,798 in the previous year. Deferred income tax recovery was $476,720 for the year ended January 31, 2015 compared to a recovery of $670,000 for the current year. Deferred tax recovery arises due to differences in the carrying values of assets and liabilities and their tax values and the Company's ability to utilize any of its deferred income tax assets to offset the deferred income liability. During the year ended January 31, 2015, the Company recognized a gain on sale of investment of $7,130 on the sale of 20,000 shares of a related party company, compared to a gain on sale of investment of $27,059 in 2016 on the sale of 79,071 shares of the related party company. During the prior year ended January 31, 2015, the Company recognized a gain on settlement of debt of $25,719, and in the current year recognized gain on forgiveness of debt of $5,250.

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

At January 31, 2016, the Company had working capital of $470,078 and cash of $599,964.

During the year ended January 31, 2016, the Company received $250,000 for the issuance of 5,000,000 units in non-brokered private placements, each unit consisting of one common share and one non-transferable share purchase warrant exercisable at $0.10 for a period of two years. These funds will be used to maintain the Company's existing operations and for general working capital requirements. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company's assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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

F.	Tabular Disclosure of Contractual Obligations

As at January 31, 2016, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years

Trade payables and other payables	$148,637	$148,637	$-	$-	$-
Reclamation Provision	645,153	-	645,153	-	-
Deferred Tax Liability	620,000	-	-	-	620,000
Total	$1,413,790	$148,637	$645,153	$-	$620,000

The Company has a cost-sharing agreement to reimburse a related company, Oniva International Services Corp. ("Oniva"), for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

As of January 31, 2016, the Company had no other contractual obligations.

G.	Safe Harbor

All information that is not historical in nature disclosed under "Item 5 – Operating and Financial Review and Prospects" is deemed to be a forward looking statement. See "Forward-Looking Statements" for additional information.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of the Company's directors and senior management as at June 8, 2016. The directors are elected for a term of one year at the annual meeting of shareholders. This year's annual meeting will be held on July 22, 2016.

Name	Position Held	Principal Occupation	Director/Officer Since
Ronald Andrews	Director	Director of Berkley Renewables Inc. and North Coast Live Insurance Company. Owner and operator of Andrews Orchards	January 2010
Chris Sampson	Vice President Exploration and Director	Director and Vice President Exploration of the Company; Professional Engineer.	January 1996
David Wolfin	Director, President & Chief Executive Officer	Director, President and CEO of the Company, Gray Rock Resources Ltd. and Avino Silver & Gold Mines Ltd.; and Director of Berkley Renewables Inc., Great Thunder Gold Corp. and Cresval Capital Corp.	September 1997
Gary Robertson	Chairman and Director	Certified Financial Planner, Director of the Company and Director of Avino Silver & Gold Mines Ltd., Levon Resources Ltd., and Sage Gold Inc.	July 2003
Andrew Kaplan	Director	Business Consultant	July 2012
Dorothy Chin*	Corporate Secretary	Corporate Secretary of the Company, and of Avino Silver & Gold Mines, and Gray Rock Resources Ltd.	July 2015
Malcolm Davidson	Chief Financial Officer	Chief Financial Officer of the Company and of Avino Silver & Gold Mines Ltd., and Gray Rock Resources Ltd.	January 2012

____________

*On July 17, 2015, Ms. Pamela Saulnier resigned as Corporate Secretary and Ms. Dorothy Chin was appointed Corporate Secretary.

B.	Compensation

During the last completed fiscal year, the Company had two executive officers, namely its Chief Executive Officer ("CEO"), David Wolfin and its Chief Financial Officer ("CFO"), Malcolm Davidson.

1) Compensation Discussion and Analysis

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers. The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive's level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company's Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm's length services providers.

The process for determining executive compensation relies solely on discussions amongst the board of directors of the Company (the "Board") with the input from and upon the recommendations of the Compensation Committee, without any formal objectives criteria and analysis.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company's securities.

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

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended January 31, 2016 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)[1]	Option-based awards ($)[2]	Non-equity incentive plan compensation ($)[3]	Pension value ($)[3]	All other compensation ($)	Total compensation ($)

David Wolfin President, CEO & Director	2016	30,000	NIL	NIL	-	-	-	30,000

Malcolm Davidson CFO	2016	15,140	NIL	NIL	-	-	-	15,140

_______________

1 The Company does not currently have any share-based award plans.

2 The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. No stock options were granted to the Company's executive officers in fiscal 2016.

3 The Company does not have a non-equity incentive plan.

4 The Company does not have any pension plans.

5 Discretionary cash payment of incentive bonuses.

6 Mr. Wolfin's salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

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

The Annual Base Salary paid to the executive officers is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers. The decision on whether to grant an increase to the executive's base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Non-Equity Incentive Plan Compensation

One of the three components of the Company's compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

Option Based Award

An Option Based Award is in the form of an incentive stock option plan. The objective of the incentive stock option is to reward executive officers, employees' and directors' individual performance at the discretion of the Board upon the recommendation of the Compensation Committee. The plan currently used by the Company is 2015 Stock Option Plan (the "Plan"), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company's issued capital from time to time.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board of Directors.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company's directors and the executive officers which the Committee feels is suitable.

As of January 31, 2016, stock options to purchase a total of up to 3,170,000 shares have been granted and remain outstanding under the Plan, leaving 1,612,533 options available for issuance. All previous grants of option-based awards are taken into account when considering new grants.

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2016:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin	300,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
President, CEO	220,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
and Director	600,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Malcolm Davidson	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
CFO	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

______________

1 In-the-Money Options are the difference between the market value of the underlying securities at January 29, 2016 and the exercise price of the option. The closing market price for the Company's common shares as at January 29, 2016 was $0.08 per common share.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended January 31, 2016:

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

5) Termination and Change of Control Benefits

On February 1, 2015, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin ("Consultant"). The agreement contains certain provisions in connection with termination of employment or change of control.

This Agreement can be terminated at any time as follows:

(a)	by the Consultant electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual Consulting Fee; and

(c)

by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate this Agreement, then the Consultant will be immediately entitled to a termination payment equal to $150,000.

On February 1, 2015, the Company entered into a Change Control Agreement with Malcolm Davidson, the named executive officer of the Company. The agreement contains Change of Control provisions as follows:

In the event of a change of control by means of a hostile takeover or a change in ownership Coral will pay Malcolm Davidson a one time fee of $50,000, for which Malcolm Davidson will be responsible for any taxes. This fee will be cancelled without payment in the event that Malcolm Davidson stops performing his current duties, or should voluntarily leave the company. This Agreement is for a period 36 months from the date of this Agreement and can be extended by a decision of Coral's Board of Directors.

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

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended January 31, 2016:

Name	Fees earned ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation[3] ($)	Pension value[4] ($)	All other compensation ($)	Total ($)

Gary Robertson*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Chris Sampson	$16,359	NIL	NIL	NIL	NIL	NIL	$16,359
Ronald Andrews*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Andrew Kaplan*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000

___________

*Independent and Non-Employee Directors

1 The Company does not currently have any share-based award plans.

2 The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 500,000 new option-based awards issued during the year and the fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 0.42%, expected dividend yield of 0%, expected option life of 3.20 years, and expected share price volatility of 100.07%.

3 The Company does not have a non-equity incentive plan

4 The Company does not have any pension plans.

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2016:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)

Gary Robertson	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	75,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Chris Sampson	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	50,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Ronald Andrews	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Andrew Kaplan	20,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	75,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

___________

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see "Incentive Plan Awards" above.

(2)

The in-the-money option value is the difference between the market value of the underlying securities as at January 29, 2016 and the exercise price of the option. The closing market price of the Company's common shares as at January 29, 2016 was $0.08 per common share.

Incentive plan awards – value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended January 31, 2016:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Gary Robertson	Nil	Nil	Nil
Chris Sampson	Nil	Nil	Nil
Ronald Andrews	Nil	Nil	Nil
Andrew kaplan	Nil	Nil	Nil

_____________

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see "Incentive Plan Awards" above.

(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

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

Please see "Termination and Change of Control Benefits" above for details.

C. Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board's mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Company's previous annual general meeting, held on September 2, 2015, the shareholders elected Ronald Andrews, Gary Robertson, Chris Sampson, David Wolfin, and Andrew Kaplan as directors.

The Board has considered the relationship of each director to the Company and considers three of the five directors to be "unrelated" (Messrs. Andrews, Robertson and Kaplan). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Committees

Corporate Governance Committee

The Governance and Nominating Committee assists the Board in establishing the Company's corporate governance policies and practices generally identifying individuals qualified to become members of the Board, reviewing the composition and functioning of the Board and its committees and making recommendations to the Board as appropriate. When considering nominees to the Board the Governance and Nominating Committee's mandate requires that it consider the current composition of the Board and give consideration to candidates having experience in the industry, life experience and background. The Governance and Nominating Committee is also responsible for the Company's corporate governance guidelines. The Governance and Nominating Committee may retain legal or other advisors.

The Governance and Nominating Committee currently consists of three directors, Ronald Andrews, Andrew Kaplan, and Chris Sampson, two of the three directors are considered independent (Messrs. Andrews and Kaplan).

Audit Committee

The Audit Committee assists the Board in its oversight of the Company's financial statements and other related public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company's auditors. The Audit Committee reviews the Company's financial statements and related management's discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

The Audit Committee consists of Gary Robertson, Ronald Andrews and Chris Sampson, all of whom are financially literate. Currently, the Audit Committee has at least one member with accounting or related financial management expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with IFRS. Gary Robertson and Ronald Andrews are both independent, having no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

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

•	determination of which non-audit services the external auditor is prohibited from providing;
•	the engagement, evaluation, remuneration, and termination of the external auditors;
•	appropriate funding for the payment of the auditor's compensation and for any advisors retained by the Audit Committee;
•	its relationship with and expectation of the internal auditor;
•	its oversight of internal control;
•	disclosure of financial and related information; and
•	any other matter that the Audit Committee feels is important to its mandate or that which the Board chooses to delegate to it.

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

The Compensation Committee consists of three directors (Messrs. Robertson, Andrews and Kaplan), all of whom are considered independent.

D. Employees

As at January 31, 2016, the Company has no employees. The Company's senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company's cost sharing agreement for overhead and corporate services with Oniva.

E. Share Ownership

The following table sets out the share ownership of the individuals referred to in "Compensation" as of June 8, 2016:

Name of Beneficial Owner	Number of Shares	Percent
Chris Sampson	266,300	*
Ronald Andrews	179,500	*
Gary Robertson	1,051,100	2.20%
David Wolfin	4,315,300	9.02%
Andrew Kaplan	200,000	*
Malcolm Davidson	-	N/A

________

*Less than one percent

Outstanding Options

The following information, as of June 8, 2016, reflects outstanding options held by the individuals referred to in "Compensation":

	No. of Shares	Date of Grant	Exercise Price	Expiration Date

David Wolfin	300,000	Feb 22, 2012	$0.40	Feb 22, 2017
President, CEO and Director	220,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
	600,000	Mar. 14, 2014	$0.24	Mar. 14, 2019

Malcolm Davidson	75,000	Feb 22, 2012	$0.40	Feb 22, 2017
CFO	40,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
	100,000	Mar. 14, 2014	$0.24	Mar. 14, 2019

Chris Sampson	75,000	Feb 22, 2012	$0.40	Feb 22, 2017
Director	40,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
	50,000	Mar. 14, 2014	$0.24	Mar. 14, 2019

Ronald Andrews	75,000	Feb 22, 2012	$0.40	Feb 22, 2017
Director	40,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
	100,000	Mar. 14, 2014	$0.24	Mar. 14, 2019

Gary Robertson	75,000	Feb 22, 2012	$0.40	Feb 22, 2017
Director	75,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
	100,000	Mar. 14, 2014	$0.24	Mar. 14, 2019

Andrew Kaplan	20,000	Feb 22, 2012	$0.40	Feb 22, 2017
Director	75,000	Oct. 12, 2012	$0.30	Oct. 12, 2017
	100,000	Mar. 14, 2014	$0.24	Mar. 14, 2019

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of June 8, 2016, to the knowledge of the Company, no person owned more than five (5%) per cent of the outstanding shares of each class of the Company's voting securities other than:

Name	Number of Voting Securities	Percentage

Barrick Gold Corporation	4,150,000	8.68%

David Wolfin	4,315,300	9.02%

B.	Related Party Transactions

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere are as follows:

a) Management transactions

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers during the years ended January 31 was as follows:

	2016	2015	2014

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$64,359	$62,835	$66,000
Other members of key management	27,531	24,067	43,707

Share-based payments
Members of the Board of Directors	-	161,500	-
Other members of key management	-	34,000	-
	$91,890	$282,402	$109,707

b) In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from a related party:

	January 31, 2016	January 31, 2015

Levon Resources Ltd.	$-	$58,903
	$-	$58,903

c) In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are payable to related parties:

	January 31, 2016	January 31, 2015
Directors	$70,500	$52,500
Oniva International Services Corp. (i)	8,401	5,514
Sampson Engineering Inc. (ii)	1,212	1,200
Wear Wolfin Designs Inc. (iii)	-	5,250
Saulnier Capital Consulting Corp.(iv)	-	1,103
Frobisher Securities Ltd. (v)	4,200	4,200
Intermark Capital Corp. (vi)	-	13,125
	$84,313	$82,892

____________

(i)	Oniva is a private company related by way of common management and directors.
(ii)	Sampson Engineering is a private company controlled by a director.
(iii)	Wear Wolfin Designs Inc. is a private company controlled by a former director and is related to an officer of the Company.
(iv)	Saulnier Capital Consulting Corp is a private company controlled by a former officer.
(v)	Frobisher Securities Ltdis a private company controlled by former director and is related to an officer of the Company.
(vi)	Intermark Capital Corp is a private company controlled by an officer and director.

d) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. ("Oniva"), as described in Note 11 of the audited consolidated financial statements. The transactions with Oniva during the years ended January 31 are summarized below:

	2016	2015	2014

Salaries and benefits	$72,747	$40,640	$77,785
Office and miscellaneous	24,176	26,035	48,489
	$96,923	$66,675	$126,274

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month's notice by either party.

Amounts receivable from a related party as at January 31, 2016 is comprised of $ Nil ((US$ Nil) (January 31, 2015 - US$85,453)) less an allowance for non-collection of $Nil ((US$ Nil) (January 31, 2015 - US$39,113)) due from a company related by common directors.

Amounts due are without stated terms of interest or repayment.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 18 to this Annual Report and include the following:

•	Independent Auditors' Report;
•	Consolidated Statements of Financial Position as at January 31, 2016 and January 31, 2015;
•	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended January 31, 2016, 2015 and 2014;
•	Consolidated Statements of Equity for the years ended January 31, 2016, 2015 and 2014;
•	Consolidated Statements of Cash Flows for the years ended January 31, 2016, 2015 and 2014; and
•	Notes to the Consolidated Financial Statements.

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

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since January 31, 2016.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX-V and in United States dollars on the OTCPink for the Company's common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V (Canadian Dollars)		OTCPink (United States Dollars)
Last Six Months	High	Low	High	Low
May 2016	0.23	0.14	0.18	0.11
April 2016	0.15	0.09	0.12	0.07
March 2016	0.12	0.08	0.09	0.05
February 2016	0.08	0.05	0.06	0.05
January 2016	0.09	0.06	0.06	0.04
December 2015	0.09	0.05	0.07	0.03

2015-2016 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2016	0.10	0.06	0.08	0.03
Third Quarter ended October 31, 2015	0.13	0.06	0.10	0.05
Second Quarter ended July 31, 2015	0.13	0.06	0.10	0.04
First Quarter ended April 30, 2015	0.18	0.08	0.15	0.09

2014-2015 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2015	0.20	0.11	0.15	0.10
Third Quarter ended October 31, 2014	0.26	0.11	0.23	0.10
Second Quarter ended July 31, 2014	0.26	0.17	0.24	0.15
First Quarter ended April 30, 2014	0.31	0.12	0.27	0.13

Last Five Fiscal Years	High	Low	High	Low
2016	0.18	0.05	0.15	0.03
2015	0.31	0.11	0.27	0.10
2014	0.23	0.07	0.22	0.06
2013	0.46	0.20	0.43	0.20
2012	1.09	0.30	1.13	0.35

B.	Plan of Distribution

Not Applicable.

C.	Markets

The common stock of the Company is listed on the TSX-V under the symbol "CLH", in the United States on the OTCPink under the symbol "CLHRF" and on the FSE under the symbol "GV8".

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

The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia and be of the full age of 18 years. There is no minimum share ownership to be a director. No person shall be a director of the Company who is not capable of managing their own affairs, is an un-discharged bankrupt, convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years, or a person that has had a registration in any capacity under the "British Columbia Securities Act" or the "British Columbia Mortgage Brokers Act" canceled within the last five years.

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

In accordance with British Columbia law, directors shall be elected by an "ordinary resolution" which means: (a) a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy: or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than the requisite majority of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company's Articles or entering into a merger requires approval by a special resolution which means: (a) a resolution passed by a majority of not less than the requisite majority of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company; or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C.	Material Contracts

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva International for a variable percentage of Oniva's overhead expenses, to reimburse 100% of Oniva's out-of-pocket expenses incurred on behalf of the company, and to pay to Oniva a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month notice by either party.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer's securities, except as discussed below under "Item 10. Additional Information, E. Taxation."

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a "U.S. Holder". This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada United States Income Tax Convention, 1980, as amended, referred to as the "Treaty". Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company

The Company believes that it is a passive foreign investment company (a "PFIC") for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company's shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company's assets.

Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a "qualified electing fund", referred to as a "QEF" (described below), or (ii) marks the stock to market (described below), the following rules apply:

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

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (a "shareholder's election year"). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

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

Controlled Foreign Corporation.

Sections 951 through 964 and Section 1248 of the Internal Revenue Code (the "Code") relate to controlled foreign corporations, referred to as "CFCs". A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

The 10% United States shareholders of a CFC are subject to current United States tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC's earnings invested in certain United States property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

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

A corporation will be classified as a foreign investment company (an "FIC") if for any taxable year it: (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein); and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

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

The Company is required to file financial statements and other information with the Securities Commission in the Provinces of British Columbia, Ontario and Alberta, electronically through the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") which can be viewed at www.sedar.com.

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission's website (http://www.sec.gov).

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

Concentration of credit risk exists with respect to the Company's cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company's concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2016	January 31, 2015

Cash and cash equivalents held at major financial institutions
Canada – cash	$199,934	$103,470
US – cash	400,030	44,105
	599,964	147,575

Reclamation deposits held at major financial inst.	89,638	655,209

Total cash and equivalents and reclamation deposits	$689,602	$802,784

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had a working capital of $470,078 at January 31, 2016 and $11,324 at January 31, 2015. The Company has cash at January 31, 2016 in the amount of $599,964 (2015 - $147,575) in order to meet short-term business requirements. At January 31, 2016, the Company had current liabilities of $148,637 (2015 - $154,653). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2017. This will require the Company to continue to monitor its financing requirements

c) Market risk

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2016 and 2015.

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

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2016		January 31, 2015

Cash	US$	285,613	US$	34,698
Other amounts receivable		149		2,343
Amounts receivable from a related parties		-		46,340
Reclamation bonds		64,000		515,466
Accounts payable		(3,317)		(15,945)

Net exposure	US$	346,445	US$	582,902

Canadian dollar equivalent		$485,231		$740,927

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2016, a 10% (2015 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company's net income and comprehensive income by approximately $48,523 (2015 - $74,093).

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, the Company's principal executive officer and principal financial officer evaluated the Company's disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management, including the Company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading "Management's Report on Internal Control Over Financial Reporting."

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

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the Company. The Company's internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Company's principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of January 31, 2016 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company's management concluded the Company's internal control over financial reporting was not effective as at January 31, 2016 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

The Company has taken steps to enhance and improve the design of the Company's internal controls over financial reporting, however these steps were not complete as of January 31, 2016. During the period covered by this annual report on Form 20-F,we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during the Company's fiscal year ending January 31, 2016: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

The Company's internal control over financial reporting was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management's report in this annual report.

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

Attestation Report of the Registered Public Accounting Firm

Not Applicable.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting in the year ended January 31, 2016; however, as a result of the evaluation of the Company's internal control over financial reporting as of January 31, 2016, conducted by the Company's principal executive officer, principal financial officer and an independent consultant, we expect to make such changes during the year ending January 31, 2017.

Item 16. [Reserved]

Not Applicable.

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson is an "audit committee financial expert" as defined in Item 16A of Form 20-F under the Exchange Act, and that Mr. Robertson is independent as defined in the NASDAQ listing rules.

Item 16B. Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same. In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended January 31, 2016, 2015 and 2014 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2016 were $32,000. The aggregate fees billed by Manning Elliott LLP for the fiscal year ended January 31, 2015 were $36,000.

Audit-Related Fees

The audit related fees billed by Manning Elliott LLP for the year ended January 31, 2016 are estimated to be $4,000. The audit related fees billed by Manning Elliott for the year ended January 31, 2015 were $4,000. These fees relate to the advisory services provided with respect to the Company's Form 20-F.

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended January 31, 2016 are estimated to be $3,000. The tax fees billed by Manning Elliott LLP for the year ended January 31, 2015 were $3,000. The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company's independent registered public accounting firm were nil for the fiscal years ended January 31, 2016 and 2015.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the year ended January 31, 2016. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant's Certifying Accountant

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

_____________

* Incorporated by reference from a previous filing.

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Consolidated financial statements

For the years ended January 31, 2016, 2015, and 2014

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

The consolidated financial statements as at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"David Wolfin"	"Malcolm Davidson"

David Wolfin	Malcolm Davidson, CA
President & CEO	Chief Financial Officer
May 30, 2016	May 30, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Coral Gold Resources Ltd.

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. which comprise the consolidated statements of financial position as at January 31, 2016 and 2015 and the consolidated statements of operations and comprehensive income (loss), equity and cash flows for the years ended January 31, 2016, 2015, and 2014, and the related notes comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2016 and 2015 and the results of its financial performance and its cash flows for the years ended January 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to these consolidated financial statements which describes the existence of a material uncertainty that may cast significant doubt about the ability of Coral Gold Resources Ltd. to continue as a going concern.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

May 30, 2016

Comments by independent registered public accounting firm on Canada – United States reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the auditors' conclusion to be expressed using an unconditional statement of "substantial doubt" about the ability of Coral Gold Resources Ltd. (the "Company") to continue as a going concern. Our Report to the Shareholders dated May 30, 2016 is expressed in accordance with Canadian reporting standards that do not require the specific wording "substantial doubt" or to state the conditions and events that were considered in reaching this conclusion.

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

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

May 30, 2016

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	As at January 31, 2016	As at January 31, 2015

Assets
Current assets
Cash and cash equivalents		$599,964	$147,575
Other amounts receivable		4,887	17,954
Prepaid expenses		13,864	448
		618,715	165,977

Exploration and Evaluation Assets	4	19,192,353	19,152,737
Property and Equipment	6	94,696	96,986
Investments in Marketable Securities	7	92,746	146,032
Reclamation Bonds	8	89,638	655,209
Amounts Receivable from a Related Party	11b	-	58,903
Total Assets		$20,088,148	$20,275,844

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$64,324	$71,761
Amounts payable to related parties	11c	84,313	82,892
		148,637	154,653

Reclamation Provision	12	645,153	566,410
Deferred Tax Liability	17	620,000	1,290,000
Total liabilities		1,413,790	2,011,063

Equity
Share Capital	9	45,367,275	45,205,901
Equity Reserves		1,086,046	2,684,849
Accumulated Other Comprehensive Income		40,628	87,588
Accumulated Deficit		(27,829,911)	(29,723,877)

Equity Attributable to Equity Holders of the Company		18,664,038	18,254,461

Equity Attributable to Non-Controlling Interests		10,320	10,320

Total Equity		18,674,358	18,264,781

Total Liabilities and Equity		$20,088,148	$20,275,844

Nature and continuance of operations – Note 1

Commitments – Note 13

Approved by the Board of Directors on May 30, 2016:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

	Note	2016	2015	2014

Operating and Administrative Expenses
Consulting fees		$2,663	$18,731	$18,836
Depreciation		2,290	2,397	6,975
Directors' fees		18,000	18,000	18,000
Finance costs	12	17,389	14,519	11,850
Impairment of exploration and evaluation assets	5	212,519	-	498,528
Investor relations		7,698	14,982	10,305
Management fees		30,000	30,000	30,000
Office and miscellaneous		10,632	37,459	44,426
Professional fees		67,295	62,964	87,669
Regulatory and compliance fees		39,491	29,324	23,603
Salaries and benefits		73,031	46,164	95,134
Share-based payments	10	157,142	259,163	9,350
Travel		4,043	4,766	5,841
		642,193	538,469	860,517

Loss before other items and tax		(642,193)	(538,469)	(860,517)

Other items
Interest and other income		119	629	248
Gain on sale of investments	7	27,059	7,130	107,300
Gain on forgiveness of debt		5,250	-	-
Gain on settlement of debt	9b	-	25,719	46,340
Foreign exchange gain (loss)		(9,714)	28,798	7,903

Loss Before Income Tax		(619,479)	(476,193)	(698,726)

Deferred income tax recovery	17	670,000	476,720	647,855

Net Income (Loss)		50,521	527	(50,871)

Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	7	(46,960)	7,127	(197,176)

COMPREHENSIVE INCOME (LOSS)		$3,561	$7,654	$(248,047)

Income (Loss) per Share - Basic and Diluted		$0.00	$0.00	$(0.00)

Weighted Average Number of Common Shares Outstanding		44,200,953	42,016,049	36,024,532

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Equity

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total

Balance, January 31, 2013		33,563,649	43,954,422	$903,316	$1,798,602	$2,701,918	$277,637	$(30,048,751)	$10,320	$16,895,546
Common shares issued for cash:
Private Placements	9	3,694,500	278,190	-	91,260	91,260	-	-	-	369,450
Less: Share issuance costs		-	(3,000)	-	-	-	-	-	-	(3,000)
Common shares issued for debt	9	514,892	82,383	-	-	-	-	-	-	82,383
Share-based payments	10	-	-	2,629	6,721	9,350	-	-	-	9,350
Transfer of expired/cancelled options		-	-	(64,334)	-	(64,334)	-	64,334	-	-
Unrealized loss on investment in securities, net of tax	7	-	-	-	-	-	(197,176)	-	-	(197,176)
Net loss for 2014		-	-	-	-	-	-	(50,871)	-	(50,871)
Balance, January 31, 2014		37,773,041	$44,311,995	$841,611	$1,896,583	$2,738,194	$80,461	$(30,035,288)	$10,320	$17,105,682
Common shares issued for cash:
Private Placements	9	4,150,000	705,500	-	-	-	-	-	-	705,500
Exercise of warrants and compensation options		45,000	8,374	-	(1,624)	(1,624)	-	-	-	6,750
Common shares issued for debt	9	857,296	180,032	-	-	-	-	-	-	180,032
Share-based payments	10	-	-	237,547	21,616	259,163	-	-	-	259,163
Transfer of expired/cancelled options		-	-	(310,884)	-	(310,884)	-	310,884	-	-
Unrealized gain on investment in securities, net of tax	7	-	-	-	-	-	7,127	-	-	7,127
Net income for 2015		-	-	-	-	-	-	527	-	527
Balance, January 31, 2015		42,825,337	$45,205,901	$768,274	$1,916,575	$2,684,849	$87,588	$(29,723,877)	$10,320	$18,264,781
Common shares issued for cash:
Private Placements	9	5,000,000	162,500	-	87,500	87,500	-	-	-	250,000
Less: Share issuance costs		-	(1,126)	-	-	-	-	-	-	(1,126)
Share-based payments	10	-	-	13,446	143,696	157,142	-	-	-	157,142
Transfer of expired/cancelled options and warrants		-	-	(118,000)	(1,725,445)	(1,843,445)	-	1,843,445	-	-
Unrealized loss on investment in securities, net of tax	7	-	-	-	-	-	(46,960)	-	-	(46,960)
Net income for 2016		-	-	-	-	-	-	50,521	-	50,521
Balance, January 31, 2016		47,825,337	$45,367,275	$663,720	$422,326	$1,086,046	$40,628	$(27,829,911)	$10,320	$18,674,358

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Cash Flows

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

	Note	2016	2015	2014

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$50,521	$527	$(50,871)
Adjustments for non-cash items:
Depreciation		2,290	2,397	6,975
Share-based payments		157,142	259,163	9,350
Gain on sale of investments		(27,059)	(7,130)	(107,300)
Gain on forgiveness of debt		(5,250)	-	-
Gain on settlement of debt		-	(25,719)	(46,340)
Foreign exchange gain (loss)		55,070	(14,363)	(25,400)
Finance costs		17,389	14,519	11,850
Impairment of exploration and evaluation assets		212,519	-	498,528
Deferred income tax recovery		(670,000)	(476,720)	(647,855)

		(207,378)	(247,326)	(351,063)
Net change in non-cash working capital	16	(2,668)	(60,766)	59,374
		(210,046)	(308,092)	(291,689)

Investing Activities
Expenditures on exploration and evaluation assets		(191,679)	(229,840)	(218,352)
Proceeds on sale of investments		33,385	8,730	136,899
Decrease (increase) in reclamation bond		571,497	(43,982)	-
		413,203	(265,092)	(81,453)

Financing Activities
Issuance of shares for cash, net		248,874	712,250	366,450

Effect of exchange rate fluctuations on cash and equivalents		358	435	316

Change in cash and equivalents		452,389	139,501	(6,376)

Cash and cash equivalents, beginning of year		147,575	8,074	14,450

Cash and cash equivalents, end of year		$599,964	$147,575	$8,074

Supplementary Cash Flow Disclosures
Cash paid during the year for:
Interest expense		$-	$-	$-
Income taxes		$-	$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties		$(1,212)	$(17,741)	$(4,829)
Expenditures on exploration and evaluation assets in the amount of forgiven debt (Note 4 a (4))		$(69,030)	$-	$-

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

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

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or alternatively the ability of the Company to raise financing.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at January 31, 2016, the Company has not yet generated any revenues from its operations and accumulated losses of $27,829,911. The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together form a material uncertainty which may raise substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 30, 2016.

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

For the years ended January 31, 2016, 2015, and 2014

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

For the years ended January 31, 2016, 2015, and 2014

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

For the years ended January 31, 2016, 2015, and 2014

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

For the years ended January 31, 2016, 2015, and 2014

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

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrantsare allocated based on the relative fair value approach which considers the value determined by the Black-Scholes option pricing model for the warrants.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

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

For the years ended January 31, 2016, 2015, and 2014

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

New accounting standards adopted by the Company

There were no new or revised accounting standards applicable to the Company scheduled for mandatory adoption on February 1, 2016, and thus no standards were adopted in the current year.

Accounting Standards and Amendments Issued But Not Yet Effective

The following accounting standards were issued but not yet effective as of January 31, 2016:

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments have been adopted by the Company effective January 1, 2016 with no significant impact on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

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

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 16 Leases

IFRS 16 was issued on January 13, 2016, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2014	$18,974,552	$52,489	$3	$19,027,044

Exploration costs during 2015:
Consulting	42,269	-	-	42,269
Lease payments	13,376	-	-	13,376
Taxes, licenses and permits	62,910	7,138	-	70,048

Balance, January 31, 2015	$19,093,107	$59,627	$3	$19,152,737
Acquisition costs	37,157	31,873	-	69,030
Exploration costs during 2016:
Consulting	44,880	-	-	44,880
Lease payments	27,997	-	-	27,997
Taxes, licenses and permits	101,927	8,301	-	110,228
Impairment write-down	(212,519)	-	-	(212,519)

Balance, January 31, 2016	$19,092,549	$99,801	$3	$19,192,353

The Company has certain interests in 688 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns ("NSR") on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)	Robertson Property

The Robertson property is comprised of four contiguous claim groups known as the Core claims, Gold Ridge claims, Excluded claims, and Ruf claims.

In an agreement dated March 5, 2014, the Company granted Barrick Gold Exploration Inc. an option to purchase a 60% interest in 108 claims on the west side of the Core claims. This agreement was terminated in May 15, 2015.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

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

(ii) Blue Nugget, Lander Ranch, and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to 9 Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims, and 11 Sass claims, of which the Blue Nugget and Lander Ranch claims form part of the Core claims of the Robertson Property, and the Norma and Sass claims form part of the Norma Sass Property (Note 4b). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013 and was left to expire. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

In October 2015, the Company entered into a revised mining lease agreement to lease 9 Blue Nugget claims and 27 Lander Ranch claims (the "Property") for a term of ten years, which replaces the agreement above. In consideration of the lease, the Company agreed to keep the claims in good standing by paying the annual federal and local claim maintenance fees, commencing with the 2015-2016 assessment year. The Company also has the option to purchase all of the owner's right, title, and interest in the Property, including owner's reserved royalty, for the sum of US$108,000 within twelve months of the agreement date. In each year thereafter, the option price will be increased by 10% or US$10,800. The owner reserves the right to continue exploration, development, mining, and sale of turquoise on the Property, and agrees to defend, indemnify, and hold the Company harmless from all claims, demands, and liabilities arising from these activities.

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

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(2) Gold Ridge Claims

Of the 108 claims, 95 are owned outright and 13 are held under leases as follows.

(i) Breckon Lease June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims, which form part of the Gold Ridge claims of the Robertson Property. The agreement is for an initial term of four years expiring on March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012 until March 2016, with annual rent of US$30,000.

The property is subject to a 3% NSR royalty, subject to the Company's exclusive right to purchase the NSR for US$1,000,000 per percentage point. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

In March 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The Company concluded that these claims were not required to maintain the value of the other claims and therefore the costs incurred to date on those claims should be written off. The value attributed to the claims that were written off was $212,519.

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

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS (continued)

(4) Ruf Claims – 100% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd., a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 4a(1)(ii) and 4c), of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. On January 25, 2016, the Company and Levon entered into a Settlement and Property Transfer Agreement, wherein the Company acquired Levon's undivided 1/3 interest in the Norma, Sass and Ruf mining claims, and Levon's 1/2 interest in the Eagle mining claims, all located in Lander County, Nevada, in consideration of the Company's forgiveness of USD$53,258 in debt owed by Levon to the Company. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table. A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

b)	Norma Sass Property – 100% interest

The Company holds a 100% interest in the 38 Norma Sass mining claims located in Lander County, Nevada.

c)	JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada.

d)	Eagle Claims – 100% interest

The Company holds a 100% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada.

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

For the years ended January 31, 2016, 2015, and 2014

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

5. IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

The Company reviews the carrying amounts of its longterm assets at each statement of financial position date to determine whether there is any indication that those assets are impaired.

As at January 31, 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims (note 4 (a) 2 (i)) were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The value attributed to the claims of $212,519 was written-off as a charge to operations and is included in net loss in 2016.

There were no impairments or write-offs during 2015.

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

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

6. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	Total
	$	$	$	$	$	$
COST
Balance at January 31, 2014	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2015	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2016	84,127	18,708	6,920	5,926	3,459	119,140

ACCUMULATED DEPRECIATION
Balance at January 31, 2014	-	6,080	6,920	5,354	1,403	19,757
Depreciation	-	1,872	-	114	411	2,397
Balance at January 31, 2015	-	7,952	6,920	5,468	1,814	22,154
Depreciation	-	1,870	-	91	329	2,290
Balance at January 31, 2016	-	9,822	6,920	5,559	2,143	24,444

CARRYING VALUE
At January 31, 2015	84,127	10,756	-	458	1,645	96,986
At January 31, 2016	84,127	8,886	-	367	1,316	94,696

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

7. INVESTMENT IN MARKETABLE SECURITIES

At January 31, 2016, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	220,000	$11,637	$19,163	$30,800
SciVac Therapeutics Inc.	440,000	23,274	38,326	61,600
Great Thunder Gold Corp.	17,291	1,297	(951)	346

		$36,208	$56,538	$92,746

At January 31, 2015, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	519,071	$41,237	$104,103	$145,340
Great Thunder Gold Corp.	17,291	1,297	(605)	692

		$42,534	$103,498	$146,032

During the year ended January 31, 2016, the Company recorded an unrealized pre-tax loss of $46,960 (2015 – gain of 7,127; 2014 – loss of $226,639) on investments in marketable securities, representing the change in fair value during the year.

Certain directors of Great Thunder Gold Corp. are also directors of the Company. During the year ended January 31, 2016, the Company and Levon ceased to be related after changes to Levon management and the termination of shared administrative services.

During the year ended January 31, 2016, the Company sold 79,071 (2015 – 20,000; 2014 – 370,000) Levon shares and realized a gain of $27,059 (2015 – $7,130; 2014 - $107,300).

During the year ended January 31, 2016, Levon completed a transaction with SciVac Therapeutics Inc. ("SciVac") resulting in the exchange of 0.5 of a common share of Levon for each previous Levon common share held, and the issuance of one new SciVac common share for each previous Levon common share held.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

8. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the "Bureau"), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed.

During the year ended January 31, 2015, at the request of the Bureau the Company increased the bonds by US$40,149.

During the year ended January 31, 2016, the Company recovered $571,497 (US$452,172) in reclamation bonds. Instead of the bonds, the Company obtained a surety bond in the amount of US$452,172. Based on the nature of the surety bond, no amount is held until settlement.

As at January 31, 2016, the total reclamation deposits were $89,638 (US$64,000) (2015 – $655,209 (US$515,466)). Interest is accrued on the reclamation deposit at a monthly weighted average rate of 0.05% (2015 - 0.05%).

9. SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during 2016 and 2015

On January 14, 2016, the Company closed a non-brokered private placement of 1,500,000 units at a price of $0.05 per unit for gross proceeds of $75,000. Each unit consists of one common share and one non-transferrable share purchase warrant.

On September 10, 2015, the Company closed a non-brokered private placement of 3,500,000 units at a price of $0.05 per unit for gross proceeds of $175,000. Each unit consists of one common share and one non-transferrable share purchase warrant.

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

During the years ended January 31, 2016 and 2015, no stock options were exercised.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

9. SHARE CAPITAL (continued)

c)	Share purchase warrants and compensation options

On January 14, 2016, the Company issued 1,500,000 share purchase warrants as part of a non-brokered private placement. Each warrant entitles the investor to purchase one additional common share in the capital of the Company at an exercise price of $0.10 for a term of two years expiring on January 14, 2018.

On September 10, 2015, the Company issued 3,500,000 share purchase warrants as part of a non-brokered private placement. Each warrant entitles the investor to purchase one additional common share in the capital of the Company at an exercise price of $0.10 for a term of two years expiring on September 10, 2017.

On July 13, 2015, the TSX Venture Exchange approved an extension of the expiry date of the warrants issued pursuant to the private placement that closed on July 17, 2013 by three years from July 17, 2015 to July 17, 2018. All other terms remained the same.

As a result of the extension, the Company recorded an additional aggregate fair value compensation cost in the amount of $143,697, which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the amended warrants at the date of the amendment: risk-free interest rate of 0.38%, dividend yield of 0%, volatility of 100.44%, and an expected life of 3 years.

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

A summary of the share purchase warrants and compensation options issued, exercised and expired during the years ended January 31, 2016 and 2015 is as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, January 31, 2014	10,158,620	$0.53
Exercised	(45,000)	$0.15
Balance, January 31, 2015	10,113,620	$0.53
Issued	5,000,000	$0.10
Expired	(6,464,120)	$0.75
Balance, January 31, 2016	8,649,500	$0.12

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

9. SHARE CAPITAL (continued)

c)	Share purchase warrants and compensation options

Details of share purchase warrants outstanding as of January 31, 2016 and 2015 are:

		Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	January 31, 2016	January 31, 2015

April 1, 2015	$0.75	-	4,709,120
April 23, 2015	$0.75	-	1,755,000
September 10, 2017	$0.10	3,500,000	-
July 17, 2018	$0.15	3,649,500	3,649,500
January 14, 2018	$0.10	1,500,000	-
		8,649,500	10,113,620

d)	Stock options

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

For the years ended January 31, 2016 and 2015 stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price

Stock options outstanding, January 31, 2014	3,155,000	$0.50
Granted	1,420,000	$0.24
Cancelled	-	-
Expired	(605,000)	$0.71
Stock options outstanding, January 31, 2015	3,970,000	$0.38
Granted	500,000	$0.18
Cancelled	(355,000)	$1.19
Expired	(945,000)	$0.27
Stock options outstanding, January 31, 2016	3,170,000	$0.28
Stock options exercisable, January 31, 2016	2,670,000	$0.31

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

9. SHARE CAPITAL (continued)

d)	Stock options

A summary of stock options outstanding as at January 31, 2016 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date

800,000	$0.400	1.06	February 22, 2017
600,000	$0.300	1.70	October 12, 2017
1,270,000	$0.240	3.12	March 14, 2019
100,000	$0.125	4.68	October 6, 2020
100,000	$0.150	4.68	October 6, 2020
100,000	$0.175	4.68	October 6, 2020
100,000	$0.200	4.68	October 6, 2020
100,000	$0.225	4.68	October 6, 2020

3,170,000	$0.281	2.58

10. SHARE-BASED PAYMENTS

On October 6, 2015, the Company granted incentive stock options for the purchase of up to 500,000 common shares to a consultant. These 500,000 stock options have the following prices and vesting terms, and are exercisable on or before October 6, 2020:

-	100,000 at a price of $0.125 vesting after three months
-	100,000 at a price of $0.15 vesting after six months
-	100,000 at a price of $0.175 vesting after nine months
-	100,000 at a price of $0.20 vesting after twelve months
-	100,000 at a price of $0.225 vesting after fifteen months

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

The Company recorded total share-based payments of $157,142 for the grant and vesting of stock options and for the extension of the expiry date of warrants during the year ended January 31, 2016 (2015 - $259,163; 2014 - $9,350) as follows:

	2016	2015	2014

Directors, officers and employees	$-	$214,200	$-
Investor relations	-	11,447	2,629
Consultants	13,445	11,900	-
Extension of warrants	143,697	21,616	6,721
	$157,142	$259,163	$9,350

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

10. SHARE-BASED PAYMENTS (continued)

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

	2016	2015	2014
Weighted average assumptions:
Risk-free interest rate	0.42%	1.39%	-
Expected dividend yield	-	-	-
Expected option life (years)	3.20	4.86	-
Expected stock price volatility	100.07%	96.63%	-
Forfeiture rate	-	-	-
Weighted average fair value at grant date	$0.04	$0.17	-

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

a)

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the years ended January 31 was as follows:

	2016	2015	2014

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$64,359	$62,835	$66,000
Other members of key management	27,531	24,067	43,707

Share-based payments
Members of the Board of Directors	-	161,500	-
Other members of key management	-	34,000	-
	$91,890	$282,402	$109,707

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from related parties:

	January 31, 2016	January 31, 2015

Levon Resources Ltd.	$-	$58,903
Total	$-	$58,903

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

c)

In the normal course of operations the Company transacts with companies with directors or officers in common. During the year ended January 31, 2016, the Company settled $nil (2015 - $205,751) of related party debt through issuance of common shares of the Company, as described in Note 9b. At January 31, 2016 and January 31, 2015, the following amounts are payable to related parties:

	January 31, 2016	January 31, 2015

Directors	$70,500	$52,500
Oniva International Services Corp.	8,401	5,514
Sampson Engineering Inc.	1,212	1,200
Wear Wolfin Designs Inc.	-	5,250
Saulnier Capital	-	1,103
Frobisher Securities Ltd.	4,200	4,200
Intermark Capital Corp.	-	13,125
	$84,313	$82,892

The amounts included above in 11(b) and 11(c) are unsecured, non-interest bearing with no fixed terms of repayment.

d)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. ("Oniva"), as described in Note 13. The transactions with Oniva during the year are summarized below:

	2016	2015	2014

Salaries and benefits	$72,747	$40,640	$77,785
Office and miscellaneous	24,176	26,035	48,489

	$96,923	$66,675	$126,274

Salaries and benefits above includes $24,868 for key management personnel compensation that has been included in Note 11(a).

12. RECLAMATON PROVISION

The Company's reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately $633,312 (US$452,172) (2015 – $574,756 (US$452,172)), which is expected to be incurred during 2018. The risk-free rate of 3% (2015 – 3%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	January 31, 2016	January 31, 2015

Beginning balance	$566,410	$484,000
Unwinding of discount	17,389	14,519
Change in estimates	-	-
Change in foreign exchange rate	61,354	67,891
	$645,153	$566,410

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

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

Concentration of credit risk exists with respect to the Company's cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company's concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2016	January 31, 2015

Cash held at major financial institutions
Canada – cash	$199,934	$103,470
US - cash	400,030	44,105

	599,964	147,575
Reclamation deposits held at major financial institutions	89,638	655,209

Total cash and reclamation deposits	$689,602	$802,784

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

14. FINANCIAL INSTRUMENTS (continued)

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had a working capital of $470,078 at January 31, 2016 and $11,324 at January 31, 2015. The Company has cash at January 31, 2016 in the amount of $599,964 (2015 - $147,575) in order to meet short-term business requirements. At January 31, 2016, the Company had current liabilities of $148,637 (2015 - $154,653). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2017.

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2016 and 2015.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

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

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, amounts receivable from related parties, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2016		January 31, 2015

Cash	US$	285,613	US$	34,698
Other amounts receivable		149		2,343
Amounts receivable from related parties		-		46,340
Reclamation bonds		64,000		515,466
Accounts payable		(3,317)		(15,945)

Net exposure	US$	346,445	US$	582,902

Canadian dollar equivalent		$485,231		$740,927

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2016, a 10% (2015 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company's net income and comprehensive income by approximately $48,523 (2015 - $74,093).

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

For the years ended January 31, 2016, 2015, and 2014

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

The following table sets forth the Company's financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2016:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$599,964	$-	$-
Investments in marketable securities	92,746	-	-
	$692,710	$-	$-

15. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. The Board of Directors does not establish quantitative returns on capital criteria for management. The Company considers its capital structure to consist of the components of shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company's capital management during the year ended January 31, 2016.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

16. ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	2016	2015

Amounts receivable from related parties	$-	$(12,732)
Other amounts receivable	13,067	(12,144)
Prepaid expenses	(13,416)	(448)
Accounts payable and accrued liabilities	(3,728)	(67,252)
Amounts payable to related parties	1,409	31,810
	$(2,668)	$(60,766)

17. INCOME TAXES

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income (loss) before future income taxes. For the year ended January 31, 2016, the Canadian statutory rate is 26% (2015 - 26%).

	2016	2015	2014

Expected income tax recovery	$161,065	$123,811	$181,670
Permanent differences	(35,857)	(53,714)	10,760
Changes in timing differences and other	(3,792)	(108,612)	9,659
Effect of foreign exchange changes on U.S. loss carry-forwards	559,063	663,891	492,885
Expired losses	-	(123,653)	(20,428)
Changes in unrecognized deferred income tax assets	(50,115)	(62,588)	(135,099)
Adjustments due to effective tax rate attributable to U.S. tax on subsidiaries	39,636	37,585	37,513
Changes in income tax rates and other exchange	-	-	70,895
Total deferred income tax recovery	$670,000	$476,720	$647,855

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	January 31, 2016	January 31, 2015

Non-capital losses carried forward	$6,078,677	$5,345,044
Exploration and evaluation assets	(6,716,579)	(6,648,222)
Equipment and other	17,902	13,178
Net deferred income tax liabilities	$(620,000)	$(1,290,000)

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2016, 2015, and 2014

(Expressed in Canadian dollars)

17. INCOME TAXES (continued)

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	January 31, 2016	January 31, 2015

Non-capital losses carried forward	$1,900,326	$1,856,564
Equipment and other	3,163	2,929
Investments	2,439	(2,680)
Exploration and evaluation assets	706,460	706,460
Unrecognized deductible temporary differences	$2,612,388	$2,563,273

At January 31, 2016, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $7,308,945. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows between 2026 and 2036.

At January 31, 2016, the Company had, for US tax purposes, net operating losses aggregating approximately US$12,401,000. The net operating losses are available to offset taxable income earned by the US operations of future years and expire as follows between 2020 and 2036.

18. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the year ended January 31, 2016, 2015, and 2014.

The Company has non-current assets in the following geographic locations:

	January 31, 2016	January 31, 2015

Canada	$94,431	$148,139
USA	19,375,002	19,902,825
	$19,469,433	$20,050,964

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: June 14, 2016	By:	/s/ David Wolfin
David Wolfin
Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit Number	Name

1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
15.1	Geological Report on the Robertson Property*
15.2	Update of the Geological Report on the Robertson Property*
_____________

*	Previously filed.