Form 20-F
period 2017-01-31
CORAL GOLD RESOURCES, LTD.
filed 2017-06-06
CIK 813639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2017

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

There were 48,850,337 common shares, without par value, issued and outstanding as of January 31, 2017.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including those appearing under Item 5, constitute “forward-looking statements”, including, without limitation, those concerning the economic outlook for the mining industry, expectations regarding mineral prices, potential production, cash costs and other operating results, growth prospects and outlook of the Company’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of the Company’s exploration and production projects, the Company’s liquidity and capital resources and capital expenditures, the outcome and consequences of any potential or pending litigation or regulatory proceedings, and the Company’s plan to conduct drilling operations. Additionally, forward-looking statements are generally identifiable by the terminology used such as “plans”, “expects”, “estimates”, “budgets”, “intends”, “anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may”, or other similar words.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For the years ended January 31, 2013 through January 31, 2017 inclusive we have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended January 31, 2017.

For the years ended January 31, 2017, 2016, 2015, 2014 and 2013, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended January 31, 2017, 2016, 2015, 2014 and 2013. The information has been derived from our annual audited consolidated financial statements.

	Years Ended January 31,
	2017	2016	2015	2014	2013
Operations
Revenue	$-	$-	$-	$-	$-
Expense
Operating and Administrative	580,066	642,193	538,469	860,517	1,365,288
Net Income (loss)	(981,139)	50,521	527	(50,871)	(1,542,564)
Net Earnings (loss) Per Share	(0.02)	0.00	0.00	(0.00)	(0.05)

Weighted Average Number of Shares Outstanding	48,396,734	44,200,953	42,016,049	36,024,532	33,563,649

	As at January 31,
Balance Sheet	2017	2016	2015	2014	2013
Working Capital (deficit)	$(117,528)	$470,078	$11,324	$(486,109)	$(539,814)
Total Assets	19,641,035	20,088,148	20,275,844	19,856,395	20,330,548
Liabilities	1,793,502	1,413,790	2,011,063	2,750,713	3,435,002
Equity	17,837,213	18,674,358	18,264,781	17,105,682	16,895,546

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2013	0.9978	0.9973	1.0299	0.9599
2014	1.0389	1.1138	1.1178	0.9955
2015	1.1151	1.2711	1.2711	1.0639
2016	1.2964	1.4080	1.4223	1.2185
2017	1.3165	1.3030	1.4039	1.2544

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of May 31, 2017, the exchange rate was CDN$ 1.3498 for each US$1.

Month	High	Low
December 2016	1.3555	1.3119
January 2017	1.3437	1.3030
February 2017	1.3247	1.3003
March 2017	1.3504	1.3278
April 2017	1.3669	1.3266
May 2017	1.3745	1.3454

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

No assurance can be given that our sale of the Robertson Properties will be completed. In June 2016, we announced that we had entered into an Asset Purchase Agreement with Barrick Cortez to sell the Robertson Property in Lander County, Nevada for consideration of: (1) the payment of US$15.75 million (approximately Cdn $21.26 million based on the current exchange rate) in cash; (2) the return of 4,150,000 common shares of our common share held by Barrick for cancellation; and (3) a sliding scale 1% to 2.25% net smelter returns royalty. No assurance can be given that the above transaction will be completed or if completed that it will be under the same terms and conditions of the Asset Purchase Agreement.

Uncertainty of continuing as a going concern. The continuation of the Company and the recoverability of mineral property costs depends upon its ability to discover economically recoverable mineral reserves, attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. The Company’s consolidated financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern. Further, the Report of Independent Registered Public Accounting Firm regarding our financial statements for the years ended January 31, 2017, 2016 and 2015 concludes that factors exist which raise substantial doubt about our ability to continue as a going concern.

The Company has no revenues and has incurred losses before income tax for the past three years and expects losses to continue. The Company has no revenues and has incurred losses before income tax for the past three years. For the fiscal year ended January 31, 2017, the Company had a loss before income tax of $558,139. Until the Company achieves sufficient revenues, it will continue to recognize a loss before income tax in the near future.

As of January 31, 2017, our internal controls over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities. As a public company, we are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended January 31, 2017, our management has concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations. Further, management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2017 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our common shares.

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2017 fiscal year, the Company’s common share price fluctuated on the TSX-V between a low of $0.05 and a high of $0.39. Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

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

The Company is a natural resource company primarily engaged in the exploration and development of natural resource properties. Its principal business activities have been the exploration of certain mineral properties located in the states of Nevada and California in the United States. The carrying value of the Company’s mineral property acquisition and exploration expenditures at January 31, 2017 is $19,258,358.

Please refer to Note 5 of the financial statements for information regarding the Company’s exploration and evaluation assets.

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

The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada. However, as further discussed below, the Company is under contract to sell the Robertson Mining Claims.

Competition

The mining industry is engaged is highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The companies compete with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

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

The Company’s primary focus has been on the Robertson Mining Claims, in Nevada, United States.

Robertson Mining Claims, Nevada, U.S.A.

Sale of Robertson Properties

In June 2016, we announced that we had entered into an Asset Purchase Agreement with Barrick Cortez Inc., a subsidiary of Barrick Gold Corp., to sell the Robertson Property in Lander County, Nevada, to Barrick for consideration of:

1.	The payment of US$15.75 million (approximately Cdn $21.26 million based on the current exchange rate) in cash on closing;

2.	The return of 4,150,000 common shares of our common share held by Barrick (which represent approximately 8.7% of our basic common shares outstanding as of June 20, 2016) for cancellation by us; and

3.	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that we wish to sell the NSR to any third party.

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Pursuant to the agreement, as amended, and due to the delay in closing, in the event that the Robertson property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to the Company of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR. These dates have all been extended by one year from the dates in the Company’s earlier announcement.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

Completion of the sale of the Robertson Property is subject to customary closing conditions, including TSX Venture Exchange acceptance and the approval of the shareholders of the Company by special resolution.

In July 2016, we announced the results of our annual general and special meeting. According to proxies received and votes conducted by a show of hands, the special resolution regarding the approval of the sale of Robertson Properties was passed by a special majority of shareholders.

The closing of the sale Robertson Property remains subject to the satisfaction of the outstanding closing conditions which we hope to complete soon.

Historical Information

In light of the proposed sale of the Robertson Property, we are providing the following information for historical background.

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

These mining claims have been acquired over a period of several years from different sources. The entire Robertson Mining Claims are subject to a 3% net smelter royalty to Geomex Development Eighth Partnership (“Geomex 8”), which royalty shall cease at such time as the sum of US$1,250,000 has been paid to Geomex 8, and various mining leases requiring minimum annual advanced royalties ranging from 4% to 8% of net smelter returns.

There is no underground or surface plant or equipment located on the Robertson Mining Claims and the following figures provide location details with respect to the Robertson Mining Claims.

16

(i) Robertson Property (Core Area)

The Robertson Property is the subject of four technical reports dated January 15, 2004, April 25, 2006, January 27, 2008 and January 18, 2012. The first two technical reports were prepared by Robert McCusker, P.Geol. in accordance with NI 43-101 (“McCusker Reports”). The third and fourth reports were prepared by Beacon Hill Consultants (1988) Ltd. (“Beacon Hill”) of Vancouver, British Columbia (the “Beacon Hill Report”). The first Beacon Hill report was a NI 43-101 resource estimate that included the zones located within the Robertson’s Core claims only. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded (Carve Out) claims (joint ventured with Cortez Gold Mines (“Cortez”), a joint venture owned by Barrick Gold Corporation), were not part of the estimate. The 2012 report was a NI 43-101 preliminary economic assessment of the advanced stage Altenburg Hill, Porphyry and Gold Pan zones analyzing a combination of open pit mining methods and cyanide heap leach.

Property Description and Location

The Robertson Property is an advanced-stage gold exploration project located in eastern Lander County, Nevada, 60 miles southwest of Elko. Coral Resources, Inc., a wholly owned subsidiary of the Company, acquired control of the Robertson Property in 1986. The core property consists of 324 unpatented federal lode claims, mill sites, and nine patented lode claims covering over 6,200 acres of public lands administered by the U.S. Bureau of Land Management (the “BLM”). The Company controls an additional 54 claims through a series of mineral leases and option agreements.

In 2001, a boundary agreement between the Company and Cortez resolved claim boundary overlaps and seniority issues along the east and southwest sides of the Robertson claim block. This agreement required both parties to amend and/or abandon certain claims in order to achieve the agreed upon boundary. This was completed during the 2002-2003 assessment year.

Approximately 54 of the 378 of the claims that comprise the Robertson Property are controlled by the Company through 4 mining leases and option agreements. The Core Claims held by the Company under lease or option agreements require minimum advance royalty payments and production royalties in the event of production. Total annual payments for the various leases and minimum advance royalties are approximately US$51,600.

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

Annual federal rental fees of US$100,595 payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2016-2017 assessment year.

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

In fiscal 2012 the Company increased the reclamation bonds by US$34,600. During fiscal 2013 the Company was required to increase its reclamation bonds by a further US$58,937 as the result of receiving approval to drill 13 holes. During fiscal 2015, the Company received approval for its amended plan of operations, which required that the reclamation bonds are further increased by US$40,149. During fiscal 2016 the company recovered US$452,172 in reclamation bonds, and obtained a surety bond for the same amount. Based on the nature of the surety bond, no amount is held until settlement.

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

Mineral Resource Estimates

There are no current mineral resource estimates on the property as defined by NI 43-101.

Proposed Exploration

The Company believes that there is a potential for discovery of additional mineral resources on the Robertson Property.

(ii) Gold Ridge Property, Nevada, U.S.A.

Property Description and Location

The Gold Ridge Property consists of 108 claims covering approximately 2.5 square miles, and is adjacent to the western side of the Robertson claim block located in North Central Nevada on the Cortez Gold Trend. The property was initially comprised of 107 claims but was partly re-staked following the 2014 agreement with Barrick that is outlined below.

There is no underground or surface plant or equipment located on the Gold Ridge Property, nor any known body of commercial ore.

In June 2016, Coral announced the proposed sale of the Robertson property to Barrick. The Gold Ridge property was included in the land package to be sold as part of the transaction. For more information please refer to the section above titled: Sale of Robertson Property.

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

The Gold Ridge property is under care and maintenance phase at this time

*The information in this Annual Report with respect to the 2014 Gold Ridge Property Exploration program relates to exploration data provided to Coral by Barrick, but does not reflect Barrick's interpretation, assessment or characterization of the data. The geologic interpretations, assessments and characterizations in this Annual Report are solely those of Coral and should not be attributed to Barrick. In addition, in the event that the Robertson Property is purchased by Barrick, we will no longer have an interest in the Robertson Property subject to its NRS.

(iii) Excluded Claims, Nevada, U.S.A.

Property Description and Location

The Excluded Claims consist of 132 claims covering 2700 acres and are located 4,000 feet north of Barrick’s pipeline mine and are connected to the Gold Ridge Property along their north east boundary.

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

In June 2016, Coral announced the proposed sale of the Robertson property to Barrick. The Excluded claims were included in the land package to be sold as part of the transaction. For more information please refer to the section above titled: Sale of Robertson Property

There is no underground or surface plant or equipment located on the Excluded Claims, nor any known body of commercial ore.

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

A. Operating Results

Year ended January 31, 2017 compared to the year ended January 31, 2016

Operating and administrative expenses

Operating and administrative expenses were $580,066 for the year ended January 31, 2017 compared to $642,193 for the year ended January 31, 2016, a decrease of $62,127. Decreases in administrative and operating costs compared to the year ended January 31, 2016 include no impairment of mineral properties in the current year resulting in a decrease in impairment expense of $212,519, as well as a comparatively lower number of stock options granted resulting in a decrease to the related share-based payments of $149,277, and a decrease of $16,164 in regulatory and compliance fees. Increases in administrative and operating costs compared to the year ended January 31, 2016 include $148,445 in professional fees, $90,279 in investor relations, $29,396 in office and miscellaneous, $18,439 in salaries and benefits, $15,252 in consulting fees, and $13,253 in travel costs. The increases above are a result of increased corporate activity due to the ongoing negotiations of the sale of the Robertson Properties.

Loss for the year

The net loss for the year ended January 31, 2017 was $981,139 compared to net income of $50,521 for the year ended January 31, 2016, a change of $1,031,660. The movement was primarily due to increases in deferred income tax expense, less the effects of lower operating and administrative expenses described above. During the year ended January 31, 2017, the Company recorded a gain on foreign exchange of $21,885, as compared to a loss of $9,714 in the previous year. Deferred income tax recovery was $670,000 for the year ended January 31, 2016 compared to an expense of $423,000 for the current year, a movement of $1,093,000 reflecting foreign exchange changes in value of tax losses. Deferred tax recovery arises due to differences in the carrying values of assets and liabilities and their tax values and the Company’s ability to utilize any of its deferred income tax assets to offset the deferred income liability. During the year ended January 31, 2017, the Company did not recognize any gains on the sale of investments or on the forgiveness of debts, compared to a gain on sale of investments of $27,059 on the sale of 79,071 shares of the related party company, as well as a gain on the forgiveness of debt of $5,250 during the year ended January 31, 2016.

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

At January 31, 2017, the Company had a working capital deficiency of $117,528 and cash of $54,847.

During the year ended January 31, 2017, the Company received $41,467 from the issuance of common shares from the exercise of options and warrants. These funds will be used to maintain the Company's existing operations and for general working capital requirements. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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

F. Tabular Disclosure of Contractual Obligations

As at January 31, 2017, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$191,245	$191,245	$-	$-	$-
Reclamation Provision	559,257	-	-	559,257	-
Deferred Tax Liability	1,043,000	-	-	-	1,043,000
Total	$1,793,502	$191,245	$-	$559,257	$1,043,000

The Company has a cost-sharing agreement to reimburse a related company, Oniva International Services Corp. (“Oniva”), for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

As of January 31, 2017, the Company had no other contractual obligations.

G. Safe Harbor

All information that is not historical in nature disclosed under “Item 5 – Operating and Financial Review and Prospects” is deemed to be a forward looking statement. See “Forward-Looking Statements” for additional information.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at May 31, 2017. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on July 20, 2017.

Name	Position Held	Principal Occupation	Director/Officer Since
Ronald Andrews	Director	Director of Berkley Renewables Inc. and Bonner Mall Partnership. Owner and operator of Andrews Orchards	January 2010
Chris Sampson*	Vice President Exploration and Director	Director and Vice President Exploration of the Company; Professional Engineer.	January 1996
David Wolfin	Director, President & Chief Executive Officer	Director, President and CEO of the Company, Gray Rock Resources Ltd. and Avino Silver & Gold Mines Ltd.; and Director of Berkley Renewables Inc., Great Thunder Gold Corp. and Cresval Capital Corp.	September 1997
Gary Robertson	Chairman and Director	Certified Financial Planner, Director of the Company and Director of Avino Silver & Gold Mines Ltd., Levon Resources Ltd., and Sage Gold Inc.	July 2003
Andrew Kaplan	Director	Business Consultant	July 2012
Dorothy Chin	Corporate Secretary	Corporate Secretary of the Company, and of Avino Silver & Gold Mines, and Gray Rock Resources Ltd.	July 2015
Malcolm Davidson	Chief Financial Officer	Chartered Accountant, Chief Financial Officer of the Company and of Avino Silver & Gold Mines Ltd., and Gray Rock Resources Ltd.	January 2012

______

*Mr. Chris Sampson passed away on May 12, 2017

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

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.

Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals

Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended January 31, 2015, 2016, and 2017 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)[1]	Option-based awards ($)[2]	Non-equity incentive plan compensation ($)[3]	Pension value ($)[3]	All other compensation ($)	Total compensation ($)
David Wolfin President, CEO & Director	2017	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000
	2016	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000
	2015	$30,000	NIL	$102,000	NIL	NIL	NIL	$132,000

Malcolm Davidson CFO	2017	$21,702	NIL	NIL	NIL	NIL	NIL	21,702
	2016	$15,140	NIL	NIL	NIL	NIL	NIL	$15,140
	2015	$4,037	NIL	$17,000	NIL	NIL	NIL	$21,037

_________

1	The Company does not currently have any share-based award plans.
2	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. No stock options were granted to the Company’s executive officers in financial year ended January 31, 2017.
3	The Company does not have a non-equity incentive plan.
4	The Company does not have any pension plans.
5	Discretionary cash payment of incentive bonuses.
6	Mr. Wolfin’s compensation was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

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

Option Based Incentive Awards

An Option Based Incentive Award is in the form of an incentive stock option plan. The objective of the incentive stock option is to reward executive officers, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time. For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the executive officers which the Committee feels is suitable. All previous grants of equity-based incentive awards are taken into account when considering new grants.

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at January 31, 2017:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin President, CEO and Director	300,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	220,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	600,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Malcolm Davidson CFO	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

______

1	In-the-Money Options are the difference between the market value of the underlying securities at January 31, 2017 and the exercise price of the option. The closing market price for the Company's common shares as at January 31, 2017 was $0.30 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended January 31, 2017:

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

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. Any such purchases would be subject to applicable insider reporting requirements.

5) Termination and Change of Control Benefits

On February 1, 2015, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin (“Consultant”). The agreement contains certain provisions in connection with termination of employment or change of control.

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

In the event of a change of control by means of a hostile takeover or a change in ownership Coral will pay Malcolm Davidson a one time fee of $50,000, for which Malcolm Davidson will be responsible for any taxes. This fee will be cancelled without payment in the event that Malcolm Davidson stops performing his current duties, or should voluntarily leave the company. This Agreement is for a period 36 months from the date of this Agreement and can be extended by a decision of Coral’s Board of Directors.

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

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended January 31, 2017:

Name	Fees earned ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation[3] ($)	Pension value[4] ($)	All other compensation ($)	Total ($)
Gary Robertson*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Chris Sampson**	$21,322	NIL	NIL	NIL	NIL	NIL	$21,322
Ronald Andrews*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Andrew Kaplan*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000

________

* Independent and Non-Employee Directors
** Mr. Chris Sampson passed away on May 12, 2017.
1	The Company does not currently have any share-based award plans.
2	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. No stock options were granted to directors in financial year ended January 31, 2017.
3	The Company does not have a non-equity incentive plan
4	The Company does not have any pension plans.

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2017:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Gary Robertson	75,000 75,000 100,000	$0.40 $0.30 $0.24	Feb 22, 2017 Oct 12, 2017 Mar 14, 2019	Nil Nil $6,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Chris Sampson*	75,000 40,000 50,000	$0.40 $0.30 $0.24	Feb 22, 2017 Oct 12, 2017 Mar 14, 2019	Nil Nil $3,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Ronald Andrews	75,000 40,000 100,000	$0.40 $0.30 $0.24	Feb 22, 2017 Oct 12, 2017 Mar 14, 2019	Nil Nil $6,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Andrew Kaplan	20,000 75,000 100,000	$0.40 $0.30 $0.24	Feb 22, 2017 Oct 12, 2017 Mar 14, 2019	Nil Nil $6,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

_______

* Mr. Chris Sampson passed away on May 12, 2017.
(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The in-the-money option value is the difference between the market value of the underlying securities as at January 31, 2017 and the exercise price of the option. The closing market price of the Company’s common shares as at January 31, 2017 was $0.30 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended January 31, 2017:

Name (1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gary Robertson	Nil	Nil	Nil
Chris Sampson*	Nil	Nil	Nil
Ronald Andrews	Nil	Nil	Nil
Andrew kaplan	Nil	Nil	Nil

________

* Mr. Chris Sampson passed away on May 12, 2017.
(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date

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

C. Board Practices

The Board is currently comprised of four directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Company’s previous annual general meeting, held on July 22, 2016, the shareholders elected Ronald Andrews, Gary Robertson, Chris Sampson, David Wolfin, and Andrew Kaplan as directors. Mr. Chris Sampson, longtime director and VP Exploration for the Company, who was instrumental in the exploration, development and the pending sale of the Robertson Property, passed away on May 12, 2017.

The Board has considered the relationship of each director to the Company and considers three of the four directors to be “unrelated” (Messrs. Andrews, Robertson and Kaplan). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Committees

Governance & Nominating Committee

The Governance and Nominating Committee assists the Board in establishing the Company’s corporate governance policies and practices generally identifying individuals qualified to become members of the Board, reviewing the composition and functioning of the Board and its committees and making recommendations to the Board as appropriate. When considering nominees to the Board the Governance and Nominating Committee’s mandate requires that it consider the current composition of the Board and give consideration to candidates having experience in the industry, life experience and background. The Governance and Nominating Committee is also responsible for the Company’s corporate governance guidelines. The Governance and Nominating Committee may retain legal or other advisors.

The Governance and Nominating Committee currently consists of three directors, Ronald Andrews, Andrew Kaplan, and Chris Sampson, two of the three directors are considered independent (Messrs. Andrews and Kaplan). Mr. Chris Sampson passed away on May 12, 2017.

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

The Audit Committee consists of Gary Robertson, Ronald Andrews and Andrew Kaplan, all of whom are financially literate. Currently, the Audit Committee has at least one member with accounting or related financial management expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with IFRS. All of the Audit Committee Members are independent, having no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

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

D. Employees

As at January 31, 2017, the Company has no employees. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva.

E. Share Ownership

The following table sets out the share ownership of the individuals referred to in “Compensation” as of May 31, 2017:

Name of Beneficial Owner	Number of Shares	Percent
Chris Sampson**	266,300	*
Ronald Andrews	254,500	*
Gary Robertson	838,550	1.7%
David Wolfin	4,967,165	10.2%
Andrew Kaplan	200,000	*
Malcolm Davidson	-	N/A

______

*Less than one percent

**Mr. Chris Sampson passed away on May 12, 2017

Outstanding Options

The following information, as of May 31, 2017, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date

David Wolfin President, CEO and Director	220,000 600,000	Oct. 12, 2012 Mar. 14, 2014	$0.30 $0.24	Oct. 12, 2017 Mar. 14, 2019

Malcolm Davidson CFO	40,000 100,000	Oct. 12, 2012 Mar. 14, 2014	$0.30 $0.24	Oct. 12, 2017 Mar. 14, 2019

Chris Sampson* Director	40,000 50,000	Oct. 12, 2012 Mar. 14, 2014	$0.30 $0.24	Oct. 12, 2017 Mar. 14, 2019

Ronald Andrews Director	40,000 100,000	Oct. 12, 2012 Mar. 14, 2014	$0.30 $0.24	Oct. 12, 2017 Mar. 14, 2019

Gary Robertson Director	75,000 100,000	Oct. 12, 2012 Mar. 14, 2014	$0.30 $0.24	Oct. 12, 2017 Mar. 14, 2019

Andrew Kaplan Director	75,000 100,000	Oct. 12, 2012 Mar. 14, 2014	$0.30 $0.24	Oct. 12, 2017 Mar. 14, 2019

______

*Mr. Chris Sampson passed away on May 12, 2017

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of May 31, 2017, to the knowledge of the Company, no person owned more than five (5%) per cent of the outstanding shares of each class of the Company’s voting securities other than:

Name	Number of Voting Securities	Percentage
Barrick Gold Corporation	4,150,000	8.5%
David Wolfin	4,967,165	10.2%

B. Related Party Transactions

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere are as follows:

a) Management transactions

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers during the years ended January 31 was as follows:

	2017	2016	2015

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$72,019	$64,359	$62,835
Other members of key management	34,581	27,531	24,067

Share-based payments
Members of the Board of Directors	-	-	161,500
Other members of key management	-	-	34,000
	$106,600	$91,890	$282,402

b) In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are payable to related parties:

	January 31, 2017	January 31, 2016
Directors	$88,500	$70,500
Oniva International Services Corp. (i)	19,654	8,401
Sampson Engineering Inc. (ii)	918	1,212
Frobisher Securities Ltd. (v)	-	4,200
Intermark Capital Corp. (vi)	5,250	-
	$114,322	$84,313

(i)	Oniva is a private company related by way of common management and directors.
(ii)	Sampson Engineering is a private company controlled by a director.
(iii)	Frobisher Securities Ltd is a private company controlled by former director and is related to an officer of the Company.
(iv)	Intermark Capital Corp is a private company controlled by an officer and director.

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 13 of the audited consolidated financial statements. The transactions with Oniva during the years ended January 31 are summarized below:

	2017	2016	2015

Salaries and benefits	$91,346	$72,747	$40,640
Office and miscellaneous	38,260	24,176	26,035

	$129,606	$96,923	$66,675

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

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 18 to this Annual Report and include the following:

•	Report of Independent Registered Accounting Firm;

•	Consolidated Statements of Financial Position as at January 31, 2017 and January 31, 2016;

•	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended January 31, 2017, 2016, and 2015;

•	Consolidated Statements of Equity for the years ended January 31, 2017, 2016, and 2015;

•	Consolidated Statements of Cash Flows for the years ended January 31, 2017, 2016, and 2015; and

•	Notes to the Consolidated Financial Statements.

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

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since January 31, 2017.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX-V and in United States dollars on the OTCPink for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V (Canadian Dollars)		OTCPink (United States Dollars)
Last Six Months	High	Low	High	Low
May 2017	0.35	0.30	0.25	0.21
April 2017	0.35	0.31	0.25	0.23
March 2017	0.34	0.29	0.25	0.22
February 2017	0.38	0.28	0.29	0.22
January 2017	0.30	0.28	0.23	0.21
December 2016	0.31	0.27	0.22	0.20

2016-2017 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2017	0.32	0.27	0.24	0.20
Third Quarter ended October 31, 2016	0.39	0.30	0.30	0.22
Second Quarter ended July 31, 2016	0.39	0.14	0.30	0.12
First Quarter ended April 30, 2016	0.15	0.05	0.12	0.04

2015-2016 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2016	0.10	0.06	0.08	0.03
Third Quarter ended October 31, 2015	0.13	0.06	0.10	0.05
Second Quarter ended July 31, 2015	0.13	0.06	0.10	0.04
First Quarter ended April 30, 2015	0.18	0.08	0.15	0.09

Last Five Fiscal Years	High	Low	High	Low
2017	0.39	0.05	0.30	0.04
2016	0.18	0.05	0.15	0.03
2015	0.31	0.11	0.27	0.10
2014	0.23	0.07	0.22	0.06
2013	0.46	0.20	0.43	0.20

B. Plan of Distribution

Not Applicable.

C. Markets

The common stock of the Company is listed on the TSX-V under the symbol “CLH”, in the United States quoted on the OTCPink under the symbol “CLHRF” and on the FSE under the symbol “GV8”.

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

C. Material Contracts

The Company entered into an Asset Purchase Agreement dated June 20, 2016 with Barrick Cortez Inc., a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada to Barrick. A copy of the Agreement was filed on "SEDAR" on June 21, 2016 and is discussed in more details under the Property, Plant and Equipment section above.

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

Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a “qualified electing fund”, referred to as a “QEF” (described below), or (ii) marks the stock to market (described below), the following rules apply:

1.	Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor’s holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.2. The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

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

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (a “shareholder’s election year”). A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re‑qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

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

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risks

The Audit Committee of our board of directors regularly reviews foreign exchange and interest rates. Our policy prohibits the use of financial instruments for speculative purposes. See Note 14 in our annual audited consolidated Financial Statements contained in this annual report on Form 20-F for quantitative and qualitative disclosure of market risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, the Company’s principal executive officer and principal financial officer evaluated the Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.”

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

The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2017 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2017 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

The Company has taken steps to enhance and improve the design of the Company’s internal controls over financial reporting, however these steps were not complete as of January 31, 2017. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during the Company’s fiscal year ending January 31, 2018: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

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

Attestation Report of the Registered Public Accounting Firm

Not Applicable.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting in the year ended January 31, 2017; however, as a result of the evaluation of the Company’s internal control over financial reporting as of January 31, 2017, conducted by the Company’s principal executive officer, principal financial officer and an independent consultant, we expect to make such changes during the year ending January 31, 2018.

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

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended January 31, 2017, 2016 and 2015 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for the audit of the Company’s annual financial statements for the fiscal year ended January 31, 2017 were $32,000. The aggregate fees billed by Manning Elliott LLP for the fiscal year ended January 31, 2016 were $32,000.

Audit-Related Fees

The audit related fees billed by Manning Elliott LLP for the year ended January 31, 2017 are estimated to be $14,250. The audit related fees billed by Manning Elliott for the year ended January 31, 2016 were $4,000. These fees relate to the advisory services provided with respect to the Company’s Form 20-F.

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended January 31, 2017 are estimated to be $3,000. The tax fees billed by Manning Elliott LLP for the year ended January 31, 2016 were $3,000. The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were $Nil for the fiscal years ended January 31, 2017 and 2016.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the year ended January 31, 2017. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

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

_________

* Incorporated by reference from a previous filing.

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Consolidated financial statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars)

63

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgment based on information currently available.

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

The consolidated financial statements as at January 31, 2017 and 2016 and for the years ended January 31, 2017, 2016, and 2015 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
May 31, 2017	May 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Coral Gold Resources Ltd.

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. which comprise the consolidated statements of financial position as at January 31, 2017 and 2016 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended January 31, 2017, 2016, and 2015, and the related notes comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2017 and 2016 and the results of its financial performance and its cash flows for the years ended January 31, 2017, 2016, and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to these consolidated financial statements which describes the existence of a material uncertainty that may cast significant doubt about the ability of Coral Gold Resources Ltd. to continue as a going concern.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

May 31, 2017

Comments by independent registered public accounting firm on Canada – United States reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the auditors’ conclusion to be expressed using an unconditional statement of “substantial doubt” about the ability of Coral Gold Resources Ltd.  (the “Company”) to continue as a going concern.   Our Report to the Shareholders dated May 31, 2017 is expressed in accordance with Canadian reporting standards that do not require the specific wording “substantial doubt” or to state the conditions and events that were considered in reaching this conclusion.

In accordance with the standards of the Public Company Accounting Oversight Board (United States) we state that the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit, has accumulated losses since inception and has not generated any revenues.  These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our opinion is not modified with respect to this matter.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

May 31, 2017

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	January 31, 2017	January 31, 2016

ASSETS
Current assets
Cash and cash equivalents		$54,847	$599,964
Other amounts receivable		5,693	4,887
Prepaid expenses		13,177	13,864
Total current assets		73,717	618,715

Exploration and Evaluation Assets	5	19,258,358	19,192,353
Property and Equipment	7	92,488	94,696
Investments	8	133,195	92,746
Reclamation Bonds	9	83,277	89,638
Total assets		$19,641,035	$20,088,148

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$76,923	$64,324
Amounts payable to related parties	11c	114,322	84,313
Total current liabilities		191,245	148,637

Reclamation Provision	12	559,257	645,153
Deferred Tax Liability	17	1,043,000	620,000
Total liabilities		1,793,502	1,413,790

EQUITY
Share Capital	10	45,495,382	45,367,275
Equity Reserves		1,071,804	1,086,046
Accumulated Other Comprehensive Income		81,077	40,628
Accumulated Deficit		(28,811,050)	(27,829,911)
Equity Attributable to Equity Holders of the Company		17,837,213	18,664,038
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		17,847,533	18,674,358
Total Liabilities and Equity		$19,641,035	$20,088,148

Nature and continuance of operations – Note 1

Commitments – Note 13

Approved by the Board of Directors on May 31, 2017:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

	Note	2017	2016	2015

Operating and Administrative Expenses
Consulting fees		$17,915	$2,663	$18,731
Depreciation		2,207	2,290	2,397
Directors’ fees		18,000	18,000	18,000
Finance costs	12	18,240	17,389	14,519
Impairment of exploration and evaluation assets	6	-	212,519	-
Investor relations		97,977	7,698	14,982
Management fees		30,000	30,000	30,000
Office and miscellaneous		40,029	10,632	37,459
Professional fees		215,740	67,295	62,964
Regulatory and compliance fees		23,327	39,491	29,324
Salaries and benefits		91,470	73,031	46,164
Share-based payments	10	7,865	157,142	259,163
Travel		17,296	4,043	4,766
		580,066	642,193	538,469

Loss before other items and income tax		(580,066)	(642,193)	(538,469)

Other items
Interest and other income		42	119	629
Gain on sale of investments	8	-	27,059	7,130
Gain on forgiveness of debt		-	5,250	-
Gain on settlement of debt		-	-	25,719
Foreign exchange gain (loss)		21,885	(9,714)	28,798
Loss Before Income Tax		(558,139)	(619,479)	(476,193)
Deferred income tax recovery (expense)	17	(423,000)	670,000	476,720
Net Income (Loss)		(981,139)	50,521	527
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	8	40,449	(46,960)	7,127
COMPREHENSIVE INCOME (LOSS)		$(940,690)	$3,561	$7,654

Income (Loss) per Share - Basic and Diluted		$(0.02)	$0.00	$0.00

Weighted Average Number of Common Shares Outstanding		48,396,734	44,200,953	42,016,049

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Changes in Equity

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total

Balance, January 31, 2014		37,773,041	$44,311,995	$841,611	$1,896,583	$2,738,194	$80,461	$(30,035,288)	$10,320	$17,105,682
Common shares issued for cash:
Private Placements	10	4,150,000	705,500	-	-	-	-	-	-	705,500
Exercise of warrants and compensation options		45,000	8,374	-	(1,624)	(1,624)	-	-	-	6,750
Common shares issued for debt	10	857,296	180,032	-	-	-	-	-	-	180,032
Share-based payments	10	-	-	237,547	21,616	259,163	-	-	-	259,163
Transfer of expired/cancelled options		-	-	(310,884)	-	(310,884)	-	310,884	-	-
Unrealized gain on investment in securities, net of tax	8	-	-	-	-	-	7,127	-	-	7,127
Net income for 2015		-	-	-	-	-	-	527	-	527
Balance, January 31, 2015		42,825,337	$45,205,901	$768,274	$1,916,575	$2,684,849	$87,588	$(29,723,877)	$10,320	$18,264,781
Common shares issued for cash:
Private Placements	10	5,000,000	162,500	-	87,500	87,500	-	-	-	250,000
Less: Share issuance costs		-	(1,126)	-	-	-	-	-	-	(1,126)
Share-based payments	10	-	-	13,446	143,696	157,142	-	-	-	157,142
Transfer of expired/cancelled options and warrants		-	-	(118,000)	(1,725,445)	(1,843,445)	-	1,843,445	-	-
Unrealized loss on investment in securities, net of tax	8	-	-	-	-	-	(46,960)	-	-	(46,960)
Net income for 2016		-	-	-	-	-	-	50,521	-	50,521
Balance, January 31, 2016		47,825,337	$45,367,275	$663,720	$422,326	$1,086,046	$40,628	$(27,829,911)	$10,320	$18,674,358
Common shares issued for cash:
Exercise of stock options	10	25,000	10,250	(4,250)	-	(4,250)	-	-	-	6,000
Exercise of warrants and compensation options		1,000,000	117,857	-	(17,857)	(17,857)	-	-	-	100,000
Share-based payments	10	-	-	7,865	-	7,865	-	-	-	7,865
Unrealized gain on investment in securities, net of tax	8	-	-	-	-	-	40,449	-	-	40,449
Net loss for 2017		-	-	-	-	-	-	(981,139)	-	(981,139)
Balance, January 31, 2017		48,850,337	$45,495,382	$667,335	$404,469	$1,071,804	$81,077	$(28,811,050)	$10,320	$17,847,533

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Consolidated Statements of Cash Flows

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

	Note	2017	2016	2015

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$(981,139)	$50,521	$527
Adjustments for non-cash items:
Depreciation		2,208	2,290	2,397
Share-based payments		72,398	157,142	259,163
Gain on sale of investments		-	(27,059)	(7,130)
Gain on forgiveness of debt		-	(5,250)	-
Gain on settlement of debt		-	-	(25,719)
Foreign exchange gain (loss)		(37,713)	55,070	(14,363)
Finance costs		18,240	17,389	14,519
Impairment of exploration and evaluation assets		-	212,519	-
Deferred income tax expense (recovery)		423,000	(670,000)	(476,720)

		(503,006)	(207,378)	(247,326)
Net change in non-cash working capital	16	44,323	(2,668)	(60,766)

		(458,683)	(210,046)	(308,092)
Investing Activities
Expenditures on exploration and evaluation assets		(126,658)	(191,679)	(229,840)
Proceeds on sale of investments		-	33,385	8,730
Decrease (increase) in reclamation bond		-	571,497	(43,982)

		(126,658)	413,203	(265,092)
Financing Activities
Issuance of shares for cash, net		41,467	248,874	712,250

Effect of exchange rate fluctuations on cash and equivalents		(1,243)	358	435

Change in cash and equivalents		(545,117)	452,389	139,501
Cash and cash equivalents, beginning of year		599,964	147,575	8,074

Cash and cash equivalents, end of year		$54,847	$599,964	$147,575

Supplementary Cash Flow Disclosures
Cash paid during the year for:
Interest expense		$-	$-	$-
Income taxes		$-	$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties		$(918)	$(1,212)	$(17,741)
Expenditures on exploration and evaluation assets in the amount of forgiven debt (Note 5 a (4))		$(8,840)	$(69,030)	$-

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

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

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at January 31, 2017, the Company has not yet generated any revenues from its operations, has accumulated losses of $28,811,050, and has a working capital deficit of $117,528. The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together form a material uncertainty which may raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 31, 2017.

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

For the years ended January 31, 2017, 2016, and 2015

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

For the years ended January 31, 2017, 2016, and 2015

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

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its US subsidiaries as follows:

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

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, investments, accounts payable and amounts due to related parties. At initial recognition management has classified financial assets and liabilities as follows:

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

The Company has classified its cash and cash equivalents as FVTPL. Investments in related companies are classified as available for sale, and accounts payable and amounts due to related parties are classified as other liabilities.

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

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and impairment. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets are related.

Property and equipment are depreciated annually using the following methods and rates:

Buildings	10% declining balance
Computer hardware	20% declining balance
Equipment	20% declining balance
Vehicles	5 years straight line

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

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrants are allocated based on the relative fair value approach which considers the value determined by the Black-Scholes option pricing model for the warrants.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

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

For the years ended January 31, 2017, 2016, and 2015

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

4. RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments have been adopted by the Company effective February 1, 2016 with no significant impact on its consolidated financial statements.

Changes in accounting standards not yet effective:

The following accounting standards were issued but not yet effective as of January 31, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the nature, amount, timing and uncertainty of revenue arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9, with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The Company expects the above potential changes to be the only impacts, as the Company currently has no hedging arrangements. The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at January 31, 2017, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the assessment of the potential impact is subject to change.

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2015	$19,093,107	$59,627	$3	$19,152,737
Acquisition costs	37,157	31,873	-	69,030

Exploration costs during 2016:
Consulting	44,880	-	-	44,880
Lease payments	27,997	-	-	27,997
Taxes, licenses and permits	101,927	8,301	-	110,228
Impairment write-down	(212,519)	-	-	(212,519)

Balance, January 31, 2016	$19,092,549	$99,801	$3	$19,192,353

Exploration costs during 2017:
Consulting	37,440	25,237	-	62,677
Lease payments	31,775	-	-	31,775
Taxes, licenses and permits	7,832	22,206	-	30,038
Mapping	332	-	-	332
Change in reclamation estimate	(58,817)	-	-	(58,817)

Balance, January 31, 2017	$19,111,111	$147,244	$3	$19,258,358

The Company has certain interests in 728 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)	Robertson Property

On June 21, 2016, the Company announced that it had entered into a purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick. The Robertson Property to be sold to Barrick includes four contiguous claim groups known as the Core, Gold Ridge, Excluded and the RUF mining claims, but does not include the portions of mining claims known as the Norma, Sass, Eagle and JDN, which will remain owned by the Company. The sale consideration is as follows:

•	Payment to the Company of US$15.75 million (approximately Cdn $20.49 million based on the current exchange rate) in cash on closing;

•	The return of 4,150,000 common shares of the Company held by Barrick (which represent approximately 8.7% of the Coral’s basic common shares outstanding as of June 20, 2016) for cancellation by the Company; and

•	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Pursuant to the Agreement, in the event that the Robertson Property is not placed into production by December 31, 2023, then beginning on January 1, 2024, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2033, Barrick will make advance royalty payments to the Company of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

The Transaction has not closed and completion is subject to customary conditions, including TSX Venture Exchange acceptance and the approval of the shareholders of the Company by special resolution. The board of directors of the Company has considered all relevant factors and unanimously determined that the Transaction is in the best interests of the Company and its shareholders. The Company has held a general meeting of shareholders on July 22, 2016, in which the sale of the Robertson Property was approved by 99.65% of votes.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(1)	Core Claims

The Company holds an interest in 378 patented and unpatented lode mining claims. The Company owns 324 of these claims outright, of which 39 unpatented lode claims are owned by the Company’s 98.49% owned subsidiary, Marcus Corporation.

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

In October 2015, the Company entered into a revised mining lease agreement to lease 9 Blue Nugget claims and 27 Lander Ranch claims (the “Property”) for a term of ten years, which replaces the agreement above. In consideration of the lease, the Company agreed to keep the claims in good standing by paying the annual federal and local claim maintenance fees, commencing with the 2015-2016 assessment year. The Company also has the option to purchase all of the owner’s right, title, and interest in the Property, including owner’s reserved royalty, for the sum of US$108,000 within twelve months of the agreement date. In each year thereafter, the option price will be increased by 10% or US$10,800. The owner reserves the right to continue exploration, development, mining, and sale of turquoise on the Property, and agrees to defend, indemnify, and hold the Company harmless from all claims, demands, and liabilities arising from these activities.

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

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5. EXPLORATION AND EVALUATION ASSETS (continued)

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

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd., a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 5a(1)(ii) and 5c), of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. On January 25, 2016, the Company and Levon entered into a Settlement and Property Transfer Agreement, wherein the Company acquired Levon’s undivided 1/3 interest in the Norma, Sass and Ruf mining claims, and Levon’s 1/2 interest in the Eagle mining claims, all located in Lander County, Nevada, in consideration of the Company’s forgiveness of USD$53,258 in debt owed by Levon to the Company. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table. A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5. EXPLORATION AND EVALUATION ASSETS (continued)

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

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

5. EXPLORATION AND EVALUATION ASSETS (continued)

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

6. IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

The Company reviews the carrying amounts of its long-term assets at each statement of financial position date to determine whether there is any indication that those assets are impaired.

Based on the assessment performed at, and throughout the year ended, January 31, 2017, there were no impairments or write-offs during the year.

During the year ended January 31, 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The value attributed to the claims of $212,519 was written-off as a charge to operations and is included in net loss in 2016.

There were no impairments or write-offs during the year ended January 31, 2015.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

7. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
COST	$	$	$	$	$	$
Balance at January 31, 2015	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2016	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2016	84,127	18,708	6,920	5,926	3,459	119,140

ACCUMULATED DEPRECIATION
Balance at January 31, 2015	-	7,952	6,920	5,468	1,814	22,154
Depreciation	-	1,870	-	91	329	2,290
Balance at January 31, 2016	-	9,822	6,920	5,559	2,143	24,444
Depreciation	-	1,872	-	73	263	2,208
Balance at January 31, 2017	-	11,694	6,920	5,632	2,406	26,652

CARRYING VALUE
At January 31, 2016	84,127	8,886	-	367	1,316	94,696
At January 31, 2017	84,127	7,014	-	294	1,053	92,488

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

8. INVESTMENTS

At January 31, 2017, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value
Available-for-sale shares:
Levon Resources Ltd.	220,000	$11,637	$65,363	$77,000
VBI Vaccines Inc.	11,000	23,274	32,056	55,330
Great Thunder Gold Corp.	17,291	1,297	(432)	865
		$36,208	$96,987	$133,195

At January 31, 2016, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value
Available-for-sale shares:
Levon Resources Ltd.	220,000	$11,637	$19,163	$30,800
VBI Vaccines Inc.	11,000	23,274	38,326	61,600
Great Thunder Gold Corp.	17,291	1,297	(951)	346
		$36,208	$56,538	$92,746

During the year ended January 31, 2017, the Company recorded an unrealized gain of $40,449 (2016 – loss of $46,960; 2015 – gain of $7,127) on investments in marketable securities, representing the change in fair value during the year.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

9. RECLAMATION BONDS

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

As at January 31, 2017, the total reclamation deposits were $83,277 (US$64,000) (2016 – $89,638 (US$64,000)). Interest is accrued on the reclamation deposit at a monthly weighted average rate of 0.05% (2016 - 0.05%).

10. SHARE CAPITAL AND SHARE-BASED PAYMENTS

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during 2017 and 2016

During the year ended January 31, 2017, the Company issued 25,000 common shares upon the exercise of stock options for gross proceeds of $6,000 and issued 1,000,000 common shares upon the exercise of warrants for gross proceeds of $100,000.

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

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

10. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

c)	Share purchase warrants

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

As a result of the extension, the Company recorded in 2016 an additional aggregate fair value compensation cost in the amount of $143,697, which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the amended warrants at the date of the amendment: risk-free interest rate of 0.38%, dividend yield of 0%, volatility of 100.44%, and an expected life of 3 years.

A summary of the share purchase warrants and compensation options issued, exercised and expired during the years ended January 31, 2017, and 2016, is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2015	10,113,620	$0.53
Issued	5,000,000	$0.10
Expired	(6,464,120)	$0.75
Balance, January 31, 2016	8,649,500	$0.12
Exercised	(1,000,000)	$0.10
Balance, January 31, 2017	7,649,500	$0.12

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

10. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

c)	Share purchase warrants (continued)

Details of share purchase warrants outstanding as of January 31, 2017 and 2016 are as follows:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	January 31, 2017	January 31, 2016
April 1, 2015	$0.75	-	-
April 23, 2015	$0.75	-	-
September 10, 2017	$0.10	2,500,000	3,500,000
July 17, 2018	$0.15	3,649,500	3,649,500
January 14, 2018	$0.10	1,500,000	1,500,000
		7,649,500	8,649,500

d)	Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2016 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

For the years ended January 31, 2017 and 2016 stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, January 31, 2015	3,970,000	$0.38
Granted	500,000	$0.18
Cancelled	(355,000)	$1.19
Expired	(945,000)	$0.27
Stock options outstanding, January 31, 2016	3,170,000	$0.28
Exercised	(25,000)	$0.24
Stock options outstanding and exercisable, January 31, 2017	3,145,000	$0.28

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

10. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

d)	Stock options (continued)

A summary of stock options outstanding as at January 31, 2017 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date
800,000	$0.400	0.06	February 22, 2017
600,000	$0.300	0.70	October 12, 2017
1,245,000	$0.240	2.12	March 14, 2019
100,000	$0.125	3.68	October 6, 2020
100,000	$0.150	3.68	October 6, 2020
100,000	$0.175	3.68	October 6, 2020
100,000	$0.200	3.68	October 6, 2020
100,000	$0.225	3.68	October 6, 2020
3,145,000		1.57

No stock options were granted during the year ended January 31, 2017.

On October 6, 2015, the Company granted incentive stock options for the purchase of up to 500,000 common shares to a consultant. These 500,000 stock options have the following prices and vesting terms, and are exercisable on or before October 6, 2020:

•	100,000 at a price of $0.125 vesting after three months

•	100,000 at a price of $0.15 vesting after six months

•	100,000 at a price of $0.175 vesting after nine months

•	100,000 at a price of $0.20 vesting after twelve months

•	100,000 at a price of $0.225 vesting after fifteen months

On March 14, 2014, the Company granted incentive stock options for the purchase of up to 1,420,000 common shares at a price of $0.24 per share to directors, officers, consultants, and employees of the Company. Of these, 50,000 stock options were exercisable on or before March 14, 2015, and 1,370,000 stock options are exercisable on or before March 14, 2019.

The Company recorded total share-based payments of $7,865 for the grant and vesting of stock options and for the extension of the expiry date of warrants during the years ended as follows:

	2017	2016	2015

Directors, officers and employees	$-	$-	$214,200
Investor relations	-	-	11,447
Consultants	7,865	13,445	11,900
Extension of warrants	-	143,697	21,616
	$7,865	$157,142	$259,163

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

10. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

d)	Stock options (continued)

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

	2017	2016	2015
Weighted average assumptions:
Risk-free interest rate	0.71%	0.42%	1.39%
Expected dividend yield	-	-	-
Expected option life (years)	4.13	3.20	4.86
Expected stock price volatility	104.02%	100.07%	96.63%
Forfeiture rate	-	-	-
Weighted average fair value at grant date	$0.05	$0.04	$0.17

Option pricing requires the use of highly subjective estimates and assumptions, including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates.

11. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key management personnel

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the years ended was as follows:

	2017	2016	2015

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$72,019	$64,359	$62,835
Other members of key management	34,581	27,531	24,067

Share-based payments
Members of the Board of Directors	-	-	161,500
Other members of key management	-	-	34,000
	$106,600	$91,890	$282,402

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b)	Amounts due to/from relates parties

In the normal course of operations the Company transacts with companies with directors or officers in common.

At January 31, 2017, and January 31, 2016, the following amounts are payable to related parties:

	January 31, 2017	January 31, 2016
Directors	$88,500	$70,500
Oniva International Services Corp.	19,654	8,401
Sampson Engineering Inc.	918	1,212
Frobisher Securities Ltd.	-	4,200
Intermark Capital Corp.	5,250	-
	$114,322	$84,313

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 13. The transactions with Oniva during the year are summarized below:

	2017	2016	2015
Salaries and benefits	$91,346	$72,747	$40,640
Office and miscellaneous	38,260	24,176	26,035

	$129,606	$96,923	$66,675

Salaries and benefits above includes $34,581 (2016 - $24,868) for key management personnel compensation that has been included in Note 11(a).

12. RECLAMATON PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau of Land Management to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately $588,366 (US$452,172) (2016 – $633,312 (US$452,172)), which is expected to be incurred during 2022. The risk-free rate of 3% (2016 – 3%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	January 31, 2017	January 31, 2016

Beginning balance	$645,153	$566,410
Unwinding of discount	18,240	17,389
Change in estimate	(58,141)	-
Change in foreign exchange rate	(45,995)	61,354
	$559,257	$645,153

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

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

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

(a)	Credit risk

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

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2017	January 31, 2016

Cash held at major financial institutions
Canada – cash	$15,260	$199,934
US - cash	39,587	400,030

	54,847	599,964
Reclamation deposits held at major financial institutions	83,277	89,638

Total cash and reclamation deposits	$138,124	$689,602

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

14. FINANCIAL INSTRUMENTS (continued)

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at January 31, 2017 in the amount of $54,847 for short-term business requirements. At January 31, 2017, the Company had current liabilities of $191,245 and a working capital deficiency of $117,528 at January 31, 2017. Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2017 and 2016.

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

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

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, amounts receivable from a related party, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2017	January 31, 2016

Cash	US$ 30,424	US$ 285,613
Other amounts receivable	181	149
Amounts receivable from related parties	-	-
Reclamation bonds	64,000	64,000
Accounts payable	(15,369)	(3,317)

Net exposure	US$ 79,326	US$ 346,445

Canadian dollar equivalent	$103,101	$485,231

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2017, a 10% (2016 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $10,310 (2016 - $48,523).

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

For the years ended January 31, 2017, 2016, and 2015

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

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2017:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$54,847	$-	$-
Investments	133,195	-	-
	$188,042	$-	$-

15. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. The Board of Directors does not establish quantitative returns on capital criteria for management. The Company considers its capital structure to consist of the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the year ended January 31, 2017.

16. ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	2017	2016	2015

Amounts receivable	$(806)	$13,067	$(24,876)
Prepaid expenses	687	(13,416)	(448)
Accounts payable and accrued liabilities	31,541	(3,728)	(67,252)
Amounts payable to related parties	12,901	1,409	31,810
	$44,323	$(2,668)	$(60,766)

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2017, 2016, and 2015

(Expressed in Canadian dollars)

17. INCOME TAXES

Income tax recovery (expense) differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income (loss) before future income taxes. For the year ended January 31, 2017, the Canadian statutory rate is 26% (2016 - 26%. 2015 – 26%).

	2017	2016	2015

Expected income tax recovery	$145,000	$161,065	$123,811
Permanent differences	(46,000)	(35,857)	(53,714)
Changes in timing differences and other	(11,000)	(3,792)	(108,612)
Effect of foreign exchange changes on U.S. loss carry-forwards	(412,000)	559,063	663,891
Expired losses	-	-	(123,653)
Changes in unrecognized deferred income tax assets	(108,000)	(50,115)	(62,588)
Adjustments due to effective tax rate attributable to U.S. tax on subsidiaries	9,000	39,636	37,585
Total deferred income tax recovery (expense)	$(423,000)	$670,000	$476,720

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	January 31, 2017	January 31, 2016
Non-capital losses carried forward	$5,486,000	$5,853,000
Reclamation provision	194,000	226,000
Exploration and evaluation assets	(6,734,000)	(6,717,000)
Equipment and other	16,000	18,000
Investments	(5,000)	-
Net deferred income tax liabilities	$(1,043,000)	$(620,000)

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	January 31, 2017	January 31, 2016
Non-capital losses carried forward	$2,017,000	$1,900,000
Equipment and other	1,000	3,000
Investments	(5,000)	2,000
Exploration and evaluation assets	706,000	706,000
Unrecognized deductible temporary differences	$2,719,000	$2,611,000

At January 31, 2017, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $7,740,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows between 2026 and 2037.

18. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the years ended January 31, 2017, 2016, and 2015.

The Company has non-current assets in the following geographic locations:

	January 31, 2017	January 31, 2016
Canada	$134,544	$94,431
USA	19,432,774	19,375,002
	$19,567,318	$19,469,433

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: June 6, 2017	By:	/s/ David Wolfin
David Wolfin
Chief Executive Officer
(Principal Executive Officer)

