Form 20-F
period 2018-01-31
CORAL GOLD RESOURCES, LTD.
filed 2018-06-15
CIK 813639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2018

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

There were 47,831,337 common shares, without par value, issued and outstanding as of January 31, 2018.

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

[Not applicable to the registrant] ☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated File	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

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

Yes ☐ No ☐

INTRODUCTION

Nomenclature

In this Annual Report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the terms “Company”, “we”, “our” or “us” refers to Coral Gold Resources Ltd. and its subsidiaries.

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

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information – “Risk Factors”, and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; anticipated dates by which certain areas will be developed or will come on-stream; expected funding and development costs; cash flows; uses of cash flows; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATE OF MEASURED AND INDICATED MINERAL RESOURCES

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”) applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, information contained in this Annual Report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular, reports referred to in this Annual Report may include the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. Investors are advised that these terms are defined under Canadian rules under National Instrument 43-101 (“NI 43-101”). Investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves. However, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For the years ended January 31, 2018 through January 31, 2014, inclusive we have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

For the years ended January 31, 2018, 2017, 2016, 2015 and 2014, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB.

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended January 31, 2018.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5-Operating and Financial Review and Prospects.’’

	Years Ended January 31,
	2018	2017	2016	2015	2014
Operations
Revenue	$-	$-	$-	$-	$-
Expense
Operating and Administrative	1,375,982	580,066	642,193	538,469	860,517
Net Income (Loss)	2,015,340	(981,139)	50,521	527	(50,871)
Earnings (Loss) Per Share – Basic	0.04	(0.02)	0.00	0.00	(0.00)
Earnings (Loss) Per Share – Diluted	0.04	(0.02)	0.00	0.00	(0.00)

Weighted Average Number of Shares Outstanding – Basic	47,570,158	48,396,734	44,200,953	42,016,049	36,024,532
Weighted Average Number of Shares Outstanding – Diluted	50,519,282	48,396,734	44,200,953	42,741,915	36,024,532

	As at January 31,
	2018	2017	2016	2015	2014
Balance Sheet
Working Capital (deficit)	$15,296,877	$(117,528)	$470,078	$11,324	$(486,109)
Total Assets	21,937,782	19,641,035	20,088,148	20,275,844	19,856,395
Liabilities	2,881,168	1,793,502	1,413,790	2,011,063	2,750,713
Equity	19,056,614	17,837,213	18,674,358	18,264,781	17,105,682

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2014	1.0389	1.1138	1.1178	0.9955
2015	1.1151	1.2711	1.2711	1.0639
2016	1.2964	1.4080	1.4223	1.2185
2017	1.3165	1.3030	1.4039	1.2544
2018	1.2922	1.2293	1.3745	1.2131

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of May 31, 2018, the exchange rate was CDN$1.2970 for each US$1.

Month	High	Low
December 2017	1.2900	1.2517
January 2018	1.2534	1.2293
February 2018	1.2806	1.2280
March 2018	1.3096	1.2822
April 2018	1.2918	1.2548
May 2018	1.3027	1.2761

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

Although the Company recognized net income for the year ended January 31, 2018, the Company does not anticipate any revenues in the near future and will incur losses. During the year ended January 31, 2018, the Company recognized net income from the sale of the Robertson mining claims. The Company’s remaining properties are in the exploration stage. Therefore until such properties can develop or the Company can acquire properties that can be development and revenues can be derived therefrom, the Company will incur losses.

As of January 31, 2018, our internal controls over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities. As a public company, we are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended January 31, 2018, our management has concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations. Further, management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2018, due to the following material weaknesses: (i) due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and (ii) due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price for our common shares.

We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines, based on its most recent information, that it is feasible to begin development and operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. The Company’s ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, its properties, its prospects, metal prices, businesses competing for financing and its financial condition. The Company may not be able to raise funds, or to raise funds on commercially reasonable terms. If the Company is unable to raise additional funds, it may not be able to develop its properties or any of its business plans as described in this Annual Report.

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

The mining industry is highly speculative and involves substantial risks. The mining industry, from exploration, development and production is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The combination of such factors may result in the Company not receiving any or an adequate return on investment capital.

The Company’s properties are all at the exploration stage and have no reserves. All of the Company’s properties are in the exploration stage only and are without a known body of ore. If the Company does not discover a body of ore in its properties, the Company will search for other properties where it can continue similar work.

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

Uncertainty of exploration and development programs. The Company’s results of operations are significantly affected by the costs and results of its exploration programs. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

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

Limited and volatile trading volume. Although the Company’s common shares are listed on the TSX Venture Exchange (the “TSX-V”), the Frankfurt Stock Exchange (the “FSE”), and the Berlin-Bremen Stock Exchange and quoted in the United States on the OTCQX, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2018 fiscal year, the Company’s common share price fluctuated on the TSX-V between a low of $0.29 and a high of $0.42. Significant fluctuations in the Company’s common share price are likely to continue, and could potentially increase in the future.

Difficulty for United States investors to effect service of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to effect service of process in the United States upon the directors or officers of the Company, or to realize in Canada judgments of United States courts predicated upon civil liabilities under the Exchange Act. The majority of the Company’s directors and officers are residents of Canada. A judgment of a United States court predicated solely upon such civil liabilities would likely be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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

The Company is a natural resource company primarily engaged in the exploration and development of natural resource properties. Its principal business activities have been the exploration of certain properties located in the states of Nevada and California in the United States.

Please refer to Note 6 of the financial statements for information regarding the Company’s exploration and evaluation assets.

B. Business Overview

Operations and Principal Activities

Presently, the Company’s principal business activity is the exploration of three mineral properties. The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and future exploration will be required before final evaluation as to the economic and legal feasibility is determined.

Competition

The mining industry is engaged and is highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

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

The primary regulatory bodies that directly regulate the Company’s activities are the Bureau of Land Management (Federal), the Nevada Department of Environmental Protection and various state agencies in the State of California including the Office of Mine Reclamation.

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

Prior Property - Robertson Mining Claims, Nevada, U.S.A.

Completed Sale of Robertson Properties

On June 8, 2017, Coral completed the purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick in consideration of:

1.	The payment to Coral of US$15.75 million (Cdn $21.84 million based on the closing exchange rate) in cash (the “Cash Consideration”);
2.	The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.5% of the Company’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company (the “Share Reduction”); and
3.	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the “Transaction”).

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00 $1,200.01 to $1,400.00 $1,400.01 to $1,600.00 $1,600.01 to $1,800.00 $1,800.01 to $2,000.00 Over $2,000.00	1.00% 1.25% 1.50% 1.75% 2.00% 2.25%

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by Barrick by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR. These dates have all been extended by one year from the dates in Coral’s earlier announcement.

Barrick will also assume all liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

The Robertson Property includes the properties also known as the Core, Gold Ridge, Excluded and the Ruf mining claims, but does not include the properties known as the Norma Sass, Eagle, and JDN mining claims. The Robertson Property is located in eastern Lander County, Nevada, sixty miles southwest of Elko.

As a result of the sale, the Company recorded a gain of $5,871,719, net of transaction costs.

Existing Properties

(i) Norma Sass Claims, Nevada

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

On January 22, 2016, the Company announced that it had acquired 100% ownership of the Norma Sass, Ruf, and Eagle claims from Levon.  In consideration for the transfer of Levon's interest in the properties, the Company cancelled US$53,258 in exploration expenditures which remained owing to the Company from the former joint venture.

On August 7, 2017, Coral Resources Inc. the Company’s wholly owned subsidiary entered into a mining lease with Mauzy et al, owner of the Norma/Sass property.

The Company continues to keep the Norma Sass claims under care and maintenance and to keep such claims in good standing.

(ii) JDN Claims, Nevada, U.S.A. (formerly known as the JD Mining Claim)

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

History and Exploration

On December 16, 1986, the Company acquired six mining claims on 550 acres of land near Crescent Valley Lander County, Nevada for US$10,000. Several claims were added in 1987 (from the JD Group). The JDN claims consisting of 27 potential lode mining claims totaling 560 acres are a re-staking of the original JD claims. The JDN Claims are located approximately ten miles north of the Robertson Mining Claims. In 1987, geological mapping was conducted. In fiscal year 1994, the Company optioned a 50% interest in the JDN claims to Mill Bay Ventures Inc., formerly First International Metals Corp., referred to as “Mill Bay”, a company with two directors in common to the Company, for $10,000 and an initial installment of 50,000 common shares of Mill Bay. On February 5, 1997, Mill Bay exercised the option by issuing to the Company an additional 50,000 common shares and completion of specified exploration work.

The Company continues to keep the JDN Claims under care and maintenance and to keep such claims in good standing.

(iii) Eagle Claims, Nevada, U.S.A.

Property Description and Location

The Eagle Claims consist of 45 lode mineral claims, and are located at Corral Canyon, in Lander County, Nevada, approximately 7 miles north-northwest of Barrick’s Cortez gold mine and comprise a total of approximately 646 acres. The Eagle Claims are approximately three miles west of Crescent Valley, Nevada, and approximately 18 miles southeast of Battle Mountain, Nevada. Access to the Eagle Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 56 miles and then an additional 8 miles on a gravel access road from the community of Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property.

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

The Company continues to keep the Eagle Claims under care and maintenance and to keep such claims in good standing.

(iv) Ludlow Property, California, U.S.A.

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

History and Exploration

There has been no underground exploration or development work done on the claims by the Company other than geochemical soil sampling and, to the Company’s knowledge, there is no record of the previous work carried out on the claims as indicated by the evidence of trenches, pits and shallow shafts and adits that are located thereon. No exploration work has been performed on the property for the past five fiscal years.  In order to keep the mining title to the Ludlow Property in good standing, the Company is required to pay property taxes. The Company has written down the Ludlow Property to a nominal value.  There is no surface or underground plant or equipment on the Ludlow Property, nor any known body of commercial ore. Subsequent to fiscal year end, the Company decided to let all of the Ludlow mining claims lapse.

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

A. Operating Results

Year ended January 31, 2018 compared to the year ended January 31, 2017

Operating and administrative expenses

Operating and administrative expenses were $1,375,982 for the year ended January 31, 2018 compared to $580,066 for the year ended January 31, 2017, an increase of $795,916. Increases in administrative and operating costs compared to the year ended January 31, 2017 include a comparatively higher number of stock options granted during the year ended January 31, 2018, resulting in an increase to the related share-based payments of $557,385. Increases in other administrative and operating costs compared to the year ended January 31, 2017 include an increase of $79,585 in consulting fees, $124,500 in management fees, $46,343 in listing and filing fees, and $67,987 in salaries and benefits. The increases above are a result of increased corporate activity due to the sale of the Robertson Properties, and the related disclosure requirements associated with this corporate activity.

Income/Loss for the year

Net income for the year ended January 31, 2018 was $2,015,340 compared to net loss of $981,139 for the year ended January 31, 2017, a change of $2,996,479. The movement was primarily due to the gain on sale of exploration and evaluation assets, and the related current and deferred income tax expense, less the effects of lower operating and administrative expenses described above, as well as movements in foreign exchange throughout the year. During the year ended January 31, 2018, the Company recorded a gain on sale of exploration and evaluation assets of $5,871,719, finance income relating to the Company’s royalty receivable of $117,379, a gain on sale of investments of $93,693, and a loss on sale of fixed assets of $34,183, with no comparable transactions in the previous year. During the year ended January 31, 2018 the Company recorded a foreign exchange loss of $907,286, compared to a gain of $21,927 during the year ended January 31, 2017. The movements in foreign exchange are directly related to the changes in the Canadian dollar to US dollar rate from the closing of the sale of the Robertson property, to the Company’s reporting period end of January 31, 2018. Current income tax expense was $2,751,000 for the year ended January 31, 2018, compared to $Nil in the year ended January 31, 2017. The movement in current income tax relates directly to the sale of exploration and evaluation assets. Deferred income tax recovery was $1,001,000 for the year ended January 31, 2018, compared to an expense of $423,000 for the year ended January 31, 2017, a movement of $1,424,000 reflecting changes in temporary differences, and the sale of exploration and evaluation assets during the period. Deferred tax recovery arises due to differences in the carrying values of assets and liabilities and their tax values and the Company’s ability to utilize any of its deferred income tax assets to offset the deferred income liability.

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

Income/Loss for the year

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

B. Liquidity and Capital Resources

At January 31, 2018, the Company had working capital of $15,296,877 and cash and cash equivalents of $14,321,433. The Company also holds term deposits of $3,694,415, with maturity dates within one year.

During the year ended January 31, 2018, the Company received $96,760 from the issuance of common shares from the exercise of options and warrants. These funds will be used to maintain the Company's existing operations and for general working capital requirements. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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

D. Trend Information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in exploration companies. The appeal of exploration companies as investment alternatives could affect the liquidity of the Company and thus future exploration, development and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As at January 31, 2018, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$88,168	$88,168	$-	$-	$-
Current Tax Liability	2,751,000	2,751,000	-	-	-
Deferred Tax Liability	42,000	-	-	-	42,000
Total	$2,881,168	$2,839,168	$-	$-	42,000

The Company has a cost-sharing agreement to reimburse a related company, Oniva International Services Corp. (“Oniva”), for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

As of January 31, 2018, the Company had no other contractual obligations.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at May 31, 2018. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on July 19, 2018.

Name	Position Held	Principal Occupation	Director/Officer Since
Ronald Andrews	Director	Director of Berkley Renewables Inc. and Bonner Mall Partnership. Owner and operator of Andrews Orchards	January 2010

David Wolfin	Director, President & Chief Executive Officer	Director, President and CEO of the Company, Gray Rock Resources Ltd. and Avino Silver & Gold Mines Ltd.; and Director of Berkley Renewables Inc., and Great Thunder Gold Corp.	September 1997

Gary Robertson	Chairman and Director	Certified Financial Planner, Director of the Company and Director of Avino Silver & Gold Mines Ltd., Levon Resources Ltd., and Sage Gold Inc.	July 2003

Andrew Kaplan	Director	Business Consultant	July 2012

Dorothy Chin	Corporate Secretary	Corporate Secretary of the Company, and of Avino Silver & Gold Mines, and Gray Rock Resources Ltd.	July 2015

Malcolm Davidson	Chief Financial Officer	Chartered Accountant, Chief Financial Officer of the Company and of Avino Silver & Gold Mines Ltd., and Gray Rock Resources Ltd.	January 2012

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

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended January 31, 2016, 2017 and 2018 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)[1]	Option-based awards ($)[2]	Non-equity incentive plan compensation ($)[3]	Pension value ($)[4]	All other compensation ($)[5]	Total compensation ($)
David Wolfin President, CEO & Director[6]	2018	$54,500	NIL	$192,000	NIL	NIL	$100,000	$346,500
	2017	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000
	2016	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000
Malcolm Davidson CFO	2018	$21,420	NIL	$40,000	NIL	NIL	$10,000	$71,420
	2017	$21,702	NIL	NIL	NIL	NIL	NIL	$21,702
	2016	$15,140	NIL	NIL	NIL	NIL	NIL	$15,140

_______

(1)	The Company does not currently have any share-based award plans.
(2)	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended January 31, 2018, 725,000 options were granted to the Company’s executive officers. The fair value was estimated using the following assumptions: risk-free interest rate of 1.42%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 130.12%
(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	Discretionary cash payment of incentive bonuses.
(6)	Mr. Wolfin’s compensation was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

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

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at January 31, 2018:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin President, CEO and Director	600,000	$0.355	July 5, 2022	27,000	Nil	Nil	Nil
	600,000	$0.24	Mar 14, 2019	96,000	Nil	Nil	Nil
Malcolm Davidson CFO	125,000	$0.355	July 5, 2022	5,625	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	16,000	Nil	Nil	Nil

________

(1)	In-the-Money Options are the difference between the market value of the underlying securities at January 31, 2018 and the exercise price of the option. The closing market price for the Company's common shares as at January 31, 2018 was $0.40 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended January 31, 2018:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil
Malcolm Davidson CFO	Nil	Nil	Nil

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

5) Termination and Change of Control Benefits

On February 1, 2015, the Company entered into a consulting agreement with Intermark Capital Corporation (the “Consultant”), a company owned by David Wolfin and on July 1, 2017, the Company further amended the consulting agreement which contains certain provisions in connection with termination of engagement or change of control.

The consulting agreement can be terminated at any time as follows:

(a)	by the Consultant electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual Consulting fee; and

(c)	by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate the consulting agreement, then the Consultant will be immediately entitled to a termination payment equal to $500,000.

On February 1, 2015, the Company entered into a Change of Control Agreement with Malcolm Davidson, a named executive officer of the Company. This Agreement is for a period of 36 months from the date of this Agreement and can be extended by a decision of the Company’s Board of Directors. On February 1, 2018, the Company further amended and extended the Agreement for another thirty-six (36) months until February 1, 2021. The agreement contains Change of Control provisions as follows:

“In the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Executive so elects to terminate his employment, or by the Company upon notice to the Executive within 3 months prior to or within 6 months after a Change of Control is announced by the Company, then the Executive will be entitled receive on the date of termination a termination payment equal to CAD $50,000, and such payment will be in addition to any other severance payments to which the Executive may be entitled in law or equity.”

A Change of Control for purposes of Mr. Wolfin’s and Mr. Davidson’s agreements shall be deemed to have occurred when:

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

6) Director Compensation

The Company pays its independent directors $750 per quarter and an additional $750 per quarter for being a member of three or more committees. Effective July 1, 2017 the Independent Directors and Committee Members received combined Independent Directors and Committee Members fees of $15,000 per annum.

The following table sets forth the value of all compensation paid to the non-officer directors during the most recently completed financial year ended January 31, 2018:

Name	Fees earned ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation[3] ($)	Pension value[4] ($)	All other compensation ($)	Total ($)
Gary Robertson*	11,250	NIL	80,000	NIL	NIL	NIL	91,250
Chris Sampson**	3,325	NIL	NIL	NIL	NIL	NIL	3,325
Ronald Andrews*	11,250	NIL	64,000	NIL	NIL	NIL	75,250
Andrew Kaplan*	11,250	NIL	64,000	NIL	NIL	NIL	75,250

_________

*	Independent and Non-Employee Directors
**	Mr. Chris Sampson passed away on May 12, 2017
	(1)	The Company does not currently have any share-based award plans.
	(2)	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended January 31, 2018, 650,000 options were granted to the Company’s independent directors. The fair value was estimated using the following assumptions: risk-free interest rate of 1.42%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 130.12%
	(3)	The Company does not have a non-equity incentive plan
	(4)	The Company does not have any pension plans.

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2018:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[2]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Gary Robertson	250,000	$0.355	July 5, 2022	11,250	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	16,000	Nil	Nil	Nil
Chris Sampson*	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ronald Andrews	200,000	$0.355	July 5, 2022	9,000	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	16,000	Nil	Nil	Nil
Andrew Kaplan	200,000	$0.355	July 5, 2022	9,000	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	16,000	Nil	Nil	Nil

_________

*	Mr. Chris Sampson passed away on May 12, 2017, and all of his options expired on May 12, 2018.
	(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
	(2)	The in-the-money option value is the difference between the market value of the underlying securities as at January 31, 2018 and the exercise price of the option. The closing market price of the Company’s common shares as at January 31, 2018 was $0.40 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended January 31, 2018:

Name (1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gary Robertson	Nil	Nil	Nil
Chris Sampson*	Nil	Nil	Nil
Ronald Andrews	Nil	Nil	Nil
Andrew Kaplan	Nil	Nil	Nil

_________

*	Mr. Chris Sampson passed away on May 12, 2017.
	(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
	(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date

Termination of Employment, Changes in Responsibilities and Employment Contracts

On February 1, 2015, the Company entered into a consulting agreement with Intermark Capital Corporation (the “Consultant”), a company owned by David Wolfin and on July 1, 2017 the Company further amended the consulting agreement which contains certain provisions in connection with termination of engagement or change of control.

On February 1, 2015, the Company entered into an executive agreement with Malcolm Davidson, the named executive officer of the Company.

Please see “Termination and Change of Control Benefits” above for details.

C. Board Practices

The Board is currently comprised of four directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Company’s previous annual general meeting, held on July 20, 2017, the shareholders elected Ronald Andrews, Gary Robertson, David Wolfin, and Andrew Kaplan as directors. Mr. Chris Sampson, longtime director and VP Exploration for the Company, who was instrumental in the exploration, development and the sale of the Robertson Property, passed away on May 12, 2017.

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

The Governance and Nominating Committee currently consists of three directors, Andrew Kaplan, Ronald Andrews and Gary Robertson, all of whom are considered independent.

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

D. Employees

As at January 31, 2018, the Company had no employees. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva.

E. Share Ownership

The following table sets out the share ownership of the individuals referred to in “Compensation” as of May 31, 2018:

Name of Beneficial Owner	Number of Shares	Percent
Chris Sampson**	266,300	*
Ronald Andrews	699,500	1.43%
Gary Robertson	1,503,550	3.11%
David Wolfin	6,762,800	14.01%
Andrew Kaplan	475,000	*
Malcolm Davidson	40,000	*

_________

*	Less than one percent.
**	Mr. Chris Sampson passed away on May 12, 2017.

Outstanding Options

The following information, as of May 31, 2018, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
David Wolfin President, CEO and Director	600,000 600,000	Mar. 14, 2014 July 5, 2017	$0.24 $0.355	Mar. 14, 2019 July 5, 2022

Malcolm Davidson CFO	100,000 125,000	Mar. 14, 2014 July 5, 2017	$0.24 $0.355	Mar. 14, 2019 July 5, 2022

Chris Sampson* Director	N/A	N/A	N/A	N/A

Ronald Andrews Director	100,000 200,000	Mar. 14, 2014 July 5, 2017	$0.24 $0.355	Mar. 14, 2019 July 5, 2022

Gary Robertson Director	100,000 250,000	Mar. 14, 2014 July 5, 2017	$0.24 $0.355	Mar. 14, 2019 July 5, 2022

Andrew Kaplan Director	100,000 200,000	Mar. 14, 2014 July 5, 2017	$0.24 $0.355	Mar. 14, 2019 July 5, 2022

_________

*	Mr. Chris Sampson passed away on May 12, 2017

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of May 31, 2018, to the knowledge of the Company, no person owned more than five (5%) per cent of the outstanding shares of each class of the Company’s voting securities other than:

Name	Number of Voting Securities	Percentage
David Wolfin	6,762,800	14.01%

B. Related Party Transactions

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere are as follows:

a) Management transactions

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers during the years ended January 31 was as follows:

	2018	2017	2016

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$191,575	$72,019	$64,359
Other members of key management	55,071	34,581	27,531

Share-based payments
Members of the Board of Directors	400,000	-	-
Other members of key management	72,000	-	-
	$718.646	$106,600	$91,890

b) In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are payable to related parties:

	January 31, 2018	January 31, 2017
Directors	$29,250	$88,500
Oniva International Services Corp. (i)	10,615	19,654
Sampson Engineering Inc. (ii)	-	918
Intermark Capital Corp. (vi)	-	5,250
	$39,865	$114,322

________

(i)	Oniva is a private company related by way of common management and directors.
(ii)	Sampson Engineering is a private company controlled by a director.
(iii)	Intermark Capital Corp is a private company controlled by an officer and director.

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 13 of the audited consolidated financial statements. The transactions with Oniva during the years ended January 31 are summarized below:

	2018	2017	2016
Salaries and benefits	$105,344	$91,346	$72,747
Office and miscellaneous	66,663	38,260	24,176
	$172,007	$129,606	$96,923

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

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 18 to this Annual Report and include the following:

•	Independent Auditors’ Report;
•	Consolidated Statements of Financial Position as at January 31, 2018 and January 31, 2017;
•	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended January 31, 2018, 2017 and 2016;
•	Consolidated Statements of Equity for the years ended January 31, 2018, 2017 and 2016;
•	Consolidated Statements of Cash Flows for the years ended January 31, 2018, 2017 and 2016; and
•	Notes to the Consolidated Financial Statements.

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since January 31, 2018.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX-V and in United States dollars on the OTCQX for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V (Canadian Dollars)		OTCQX (United States Dollars)
Last Six Months	High	Low	High	Low
May 2018	0.40	0.37	0.31	0.28
April 2018	0.40	0.38	0.33	0.28
March 2018	0.42	0.35	0.32	0.28
February 2018	0.42	0.38	0.33	0.30
January 2018	0.42	0.36	0.34	0.28
December 2017	0.36	0.33	0.27	0.25

2017-2018 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2018	0.42	0.33	0.34	0.25
Third Quarter ended October 31, 2017	0.37	0.34	0.30	0.26
Second Quarter ended July 31, 2017	0.40	0.30	0.30	0.21
First Quarter ended April 30, 2017	0.38	0.29	0.29	0.22

2016-2017 Quarters	High	Low	High	Low
Fourth Quarter ended January 31, 2017	0.32	0.27	0.24	0.20
Third Quarter ended October 31, 2016	0.39	0.30	0.30	0.22
Second Quarter ended July 31, 2016	0.39	0.14	0.30	0.12
First Quarter ended April 30, 2016	0.15	0.05	0.12	0.04

Last Five Fiscal Years	High	Low	High	Low
2018	0.43	0.28	0.35	0.21
2017	0.39	0.05	0.30	0.04
2016	0.18	0.05	0.15	0.03
2015	0.31	0.11	0.27	0.10
2014	0.23	0.07	0.22	0.06

B. Plan of Distribution

Not Applicable.

C. Markets

The common shares of the Company is listed on the TSX-V under the symbol “CLH”, in the United States quoted on the OTCQX under the symbol “CLHRF” and on the FSE under the symbol “GV8”.

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

C. Material Contracts

The Company entered into an Asset Purchase Agreement dated June 20, 2016 with Barrick Cortez Inc., a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick. A copy of the Agreement was filed on “SEDAR” on June 21, 2016 and is discussed in more details under the Property, Plant, and Equipment section above.

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

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Company’s common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. Dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity of the ownership and disposition of common shares generally will depend on the activities of the entity and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences to any such entity or its owners. Partners (or other owners) of entities or arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" within the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any tax year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to such U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes it was a PFIC during one or more prior years, and, based on current business plans and financial projections, expects to be a PFIC in possibly subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty before the close of the tax year in question. Accordingly, there can be no assurance that the Company will or will not be determined to be a PFIC for the current or any prior or future tax year, or that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is a PFIC, a U.S. Holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, the failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC for a tax year, if (a) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the "income test") or (b) 50% or more (by value) of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). For purposes of the PFIC provisions, "gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally will be excluded from passive income if substantially all (85% or more) of the Company’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s common shares are made.

Default PFIC Rules under Section 1291 of the Code

If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code (described below) with respect to (a) any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares and (b) any "excess distribution" received on the common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the three preceding tax years (or during a U.S. Holder's holding period for the common shares, if shorter).

Under the default rules of Section 1291 of the Code, any gain realized on the sale or other disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to tax years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the resulting tax liability for each such year, calculated as if such tax liability had been due in each such tax year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. Any loss realized on the disposition of common shares would not be recognized.

If the Company meets the income test or the asset test for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company meets the income test or the asset test in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the default rules of Section 1291 of the Code, discussed above, with respect to its common shares. Instead, such a U.S. Holder will be required to include currently in gross income for each tax year in which the Company is a PFIC, such U.S. Holder’s pro rata share of the Company’s net capital gain and ordinary earnings, if any, regardless of whether such gain or earnings are actually distributed. If a U.S. Holder that made a timely and effective QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive tax-free distributions from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is “timely”. A QEF Election will be treated as "timely" if such QEF Election is made for the first tax year in the U.S. Holder's holding period for the common shares in which the Company was meets the income test or asset test. A U.S. Holder may make a QEF Election for a tax year by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such tax year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which it is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to its revocation. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable). Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

In light of the adverse tax consequences of the Company being a PFIC and the uncertainty as to the Company’s PFIC status, the Company will provide to any U.S. Holder, upon written request, the information necessary for U.S. income tax reporting purposes for such U.S. Holder to make a QEF Election with respect to the Company. The Company may elect to provide such information on its website. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are "regularly traded" on a qualified exchange or other market (within the meaning of the Code and applicable Treasury Regulations), which include a national securities exchange that is registered with the Securities and Exchange Commission, the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, and certain foreign securities exchanges that are regulated or supervised by a governmental authority of the country in which the market is located. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There is no assurance that the common shares will be or remain "regularly traded" for this purpose.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the default rules of Section 1291 of the Code, discussed above, with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the default rules of Section 1291 of the Code, discussed above, will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the common shares, as of the close of such tax year, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are treated as capital losses. Deductions for capital losses are subject to significant limitations under the Code.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be eligible for such election or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions with respect to a Subsidiary PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute a dividend. Dividends received on common shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends for U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder's tax basis in common shares generally will be such U.S. Holder's U.S. Dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares, generally will be equal to the U.S. Dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. Dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. Dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a Dollar-for-Dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

Information Reporting and Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting. In addition, backup withholding, currently, at a rate of 28%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risks

The Audit Committee of our board of directors regularly reviews foreign exchange and interest rates. Our policy prohibits the use of financial instruments for speculative purposes. See Note 14 in our annual audited consolidated Financial Statements contained in this Annual Report for quantitative and qualitative disclosure of market risk.

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

The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2018 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2018 due to the following material weaknesses: (i) due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and (ii) due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

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

Attestation Report of the Registered Public Accounting Firm

Not Applicable.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting in the year ended January 31, 2018.

Item 16. [Reserved]

Not Applicable.

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act, and that Mr. Robertson is independent as defined in the NASDAQ listing rules.

Item 16B. Code of Ethics

The Company has not adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same. In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended January 31, 2018 and 2017 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for the audit of the Company’s annual financial statements for the fiscal year ended January 31, 2018 were $38,250. The aggregate fees billed by Manning Elliott LLP for the fiscal year ended January 31, 2017 were $32,000.

Audit-Related Fees

The audit related fees billed by Manning Elliott LLP for the year ended January 31, 2018 are estimated to be $3,750. The audit related fees billed by Manning Elliott for the year ended January 31, 2017 were $3,250. These fees relate to the advisory services provided with respect to the Company’s Form 20-F.

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended January 31, 2018 are estimated to be $3,250. The tax fees billed by Manning Elliott LLP for the year ended January 31, 2017 were $3,000. The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were $Nil for the fiscal years ended January 31, 2018 and 2017, respectively.

The Audit Committee approved the fees paid to the principal accountant for audit-related, tax and other fees in the year ended January 31, 2018 and 2017. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Each of the Company’s properties is in the exploration stage. We have no reportable events required under Item 16H.

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

________

*	Incorporated by reference from a previous filing.

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Consolidated Financial Statements

For the Years Ended January 31, 2018, 2017, and 2016

(Expressed in Canadian Dollars)

46

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

The consolidated financial statements as at January 31, 2018 and 2017 and for the years ended January 31, 2018, 2017, and 2016 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
May 31, 2018	May 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Coral Gold Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. (the “Company”), which comprise the consolidated statements of financial position as at January 31, 2018 and January 31, 2017, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended January 31, 2018, 2017 and 2016, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2018 and January 31, 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

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

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/S/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

May 31, 2018

We have served as the Company’s auditor since 2013.

CORAL GOLD RESOURCES LTD. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	Note	January 31, 2018	January 31, 2017

ASSETS
Current assets
Cash and cash equivalents		$14,321,433	$54,847
Term deposits		3,694,415	-
Other amounts receivable		87,960	5,693
Prepaid expenses		32,237	13,177
Total current assets		18,136,045	73,717

Exploration and Evaluation Assets	6	199,848	19,258,358
Property and Equipment	8	1,079	92,488
Royalty Receivable	9	3,540,753	-
Investments	10	60,057	133,195
Reclamation Bonds	11	-	83,277
Total assets		$21,937,782	$19,641,035

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$48,303	$76,923
Amounts payable to related parties	13b	39,865	114,322
Current income tax liability		2,751,000	-
Total current liabilities		2,839,168	191,245

Reclamation Provision	14	-	559,257
Deferred Tax Liability	19	42,000	1,043,000
Total liabilities		2,881,168	1,793,502

EQUITY
Share Capital	12	44,356,316	45,495,382
Equity Reserves		1,182,299	1,071,804
Accumulated Other Comprehensive Income		23,808	81,077
Accumulated Deficit		(26,516,129)	(28,811,050)
Equity Attributable to Equity Holders of the Company		19,046,294	17,837,213
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		19,056,614	17,847,533
Total Liabilities and Equity		$21,937,782	$19,641,035

Commitments – Note 15

Approved by the Board of Directors on May 31, 2018:

/s/ David Wolfin Director	/s/ Gary Robertson Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

	Note	2018	2017	2016

Operating and Administrative Expenses
Consulting fees		$97,500	$17,915	$2,663
Depreciation		1,670	2,207	2,290
Directors’ fees		33,750	18,000	18,000
Finance costs	14	6,786	18,240	17,389
Impairment of exploration and evaluation assets	7	-	-	212,519
Investor relations		60,603	97,977	7,698
Management fees		154,500	30,000	30,000
Office and miscellaneous		28,123	40,029	10,632
Professional fees		169,845	215,740	67,295
Listing and filing fees		69,670	23,327	39,491
Salaries and benefits		159,457	91,470	73,031
Share-based payments	12	565,250	7,865	157,142
Travel		28,828	17,296	4,043
		1,375,982	580,066	642,193

Loss Before Other Items and Income Taxes		(1,375,982)	(580,066)	(642,193)

Other Items
Gain on sale of exploration and evaluation assets	5	5,871,719	-	-
Finance income		117,379	-	-
Gain on sale of investments	10	93,693	-	27,059
Foreign exchange gain (loss)		(907,286)	21,927	(9,595)
Loss on sale of fixed asset		(34,183)	-	-
Gain on forgiveness of debt		-	-	5,250
Income (Loss) Before Income Taxes		3,765,340	(558,139)	(619,479)
Income Tax Recovery (Expense)
Current income tax expense		(2,751,000)	-	-
Deferred income tax recovery (expense)	19	1,001,000	(423,000)	670,000
		(1,750,000)	(423,000)	670,000
Net Income (Loss)		2,015,340	(981,139)	50,521
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	10	(57,269)	40,449	(46,960)
Comprehensive Income (Loss)		$1,958,071	$(940,690)	$3,561
Earnings (Loss) per Share - Basic and Diluted		$0.04	$(0.02)	$0.00

Weighted Average Number of Common Shares Outstanding	3
Basic		47,570,158	48,396,734	44,200,953
Diluted		50,509,282	48,396,734	44,200,953

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Consolidated Statements of Changes in Equity For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total
Balance, January 31, 2015		42,825,337	$45,205,901	$768,274	$1,916,575	$2,684,849	$87,588	$(29,723,877)	$10,320	$18,264,781
Common shares issued for cash:
Private Placements	12	5,000,000	162,500	-	87,500	87,500	-	-	-	250,000
Less: Share issuance costs		-	(1,126)	-	-	-	-	-	-	(1,126)
Share-based payments	12	-	-	13,446	143,696	157,142	-	-	-	157,142
Transfer of expired/cancelled options and warrants		-	-	(118,000)	(1,725,445)	(1,843,445)	-	1,843,445	-	-
Unrealized gain on investment in securities, net of tax	10	-	-	-	-	-	(46,960)	-	-	(46,960)
Net income for 2016		-	-	-	-	-	-	50,521	-	50,521
Balance, January 31, 2016		47,825,337	$45,367,275	$663,720	$422,326	$1,086,046	$40,628	$(27,829,911)	$10,320	$18,674,358
Common shares issued for cash:
Exercise of stock options	12	25,000	10,250	(4,250)	-	(4,250)	-	-	-	6,000
Exercise of warrants and compensation options		1,000,000	117,857	-	(17,857)	(17,857)	-	-	-	100,000
Share-based payments	12	-	-	7,865	-	7,865	-	-	-	7,865
Unrealized loss on investment in securities, net of tax	10	-	-	-	-	-	40,449	-	-	40,449
Net loss for 2017		-	-	-	-	-	-	(981,139)	-	(981,139)
Balance, January 31, 2017		48,850,337	$45,495,382	$667,335	$404,469	$1,071,804	$81,077	$(28,811,050)	$10,320	$17,847,533
Common shares issued for cash:
Exercise of stock options	12	510,000	249,209	(98,609)	-	(98,609)	-	-	-	150,600
Exercise of warrants and compensation options		3,965,000	481,315	-	(76,565)	(76,565)	-	-	-	404,750
Less: Share issuance costs		-	(5,850)	-	-	-	-	-	-	(5,850)
Common shares returned to treasury and cancelled	12	(4,150,000)	(1,411,000)	-	-	-	-	-	-	(1,411,000)
Common shares repurchased and cancelled		(911,500)	(320,431)	-	-	-	-	-	-	(320,431)
Common shares repurchased in treasury		(432,500)	(132,309)	-	-	-	-	-	-	(132,309)
Share-based payments	12	-	-	565,250	-	565,250	-	-	-	565,250
Transfer of expired/cancelled options and warrants		-	-	(269,581)	(10,000)	(279,581)	-	279,581	-	-
Unrealized gain on investment in securities, net of tax	10	-	-	-	-	-	(57,269)	-	-	(57,269)
Net income for 2018		-	-	-	-	-	-	2,015,340	-	2,015,340
Balance, January 31, 2018		47,831,337	$44,356,316	$864,395	$228,515	$1,182,299	$23,808	$(26,516,129)	$10,320	$19,056,614

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Consolidated Statements of Cash Flows For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

	Note	2018	2017	2016

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$2,015,340	$(981,139)	$50,521
Adjustments for non-cash items:
Current income tax expense		2,751,000	-	-
Deferred income tax expense (recovery)		(1,001,000)	423,000	(670,000)
Depreciation		1,670	2,207	2,290
Finance costs		6,786	18,240	17,389
Foreign exchange gain (loss)		(507,302)	(37,713)	55,070
Gain on sale of investments		(93,693)	-	(27,059)
Gain on forgiveness of debt		-	-	(5,250)
Gain on sale of exploration and evaluation assets		(5,871,719)	-	-
Impairment of exploration and evaluation assets		-	-	212,519
Share-based payments		565,250	72,398	157,142

		(2,133,668)	(503,007)	(207,378)
Net change in non-cash working capital	18	(113,747)	44,324	(2,668)

		(2,247,415)	(458,683)	(210,046)

Investing Activities
Expenditures on exploration and evaluation assets		(265,059)	(126,658)	(191,679)
Proceeds on sale of mineral property		20,184,056	-	-
Proceeds on sale of investments		109,562	-	33,385
Increase in term deposits		(3,694,415)
Decrease in reclamation bond		83,277	-	571,497

		16,417,421	(126,658)	413,203

Financing Activities
Issuance of shares for cash, net		96,760	41,467	248,874

Effect of exchange rate fluctuations on cash and equivalents		(180)	(1,243)	358

Change in cash and equivalents		14,266,586	(545,117)	452,389
Cash and cash equivalents, beginning of year		54,847	599,964	147,575

Cash and cash equivalents, end of year		$14,321,433	$54,847	$599,964

Cash and cash equivalents consists of:
Cash		$5,722,848	$54,847	$599,964
Term deposits		8,598,585	-	-

		$14,321,433	$54,847	$599,964

Supplementary cash flow disclosures – Note 18

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCQX, and the Frankfurt Stock Exchange.

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

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s presentation currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The accounting policies in Note 3 have been applied consistently to all periods presented.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 31, 2018.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net income or loss for the year.

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a) Impairment of equipment and exploration and evaluation assets

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

b) Valuation of share-based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

c) Recognition and measurement of deferred tax assets and liabilities

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

d) Measurement of royalty receivable

The Company considered the fair value of the Company’s royalty receivable relating to the Robertson Property as the present value of the minimum payments that will be made, regardless if the Robertson Property enters the production stage and earns revenues. The valuation method requires the input of a discount rate, and takes into account the timing of the payments, which have been outlined in the transaction. Changes in the input assumptions such as the discount rate can materially affect the fair value estimate.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

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

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, royalty receivable, investments, accounts payable and amounts payable to related parties. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalent and term deposits as FVTPL and royalty receivable as loans and receivables. Investments in related companies are classified as available for sale, and accounts payable and amounts payable to related parties are classified as other liabilities.

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

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into known amounts of cash.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

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

Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, included directly attributable costs is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from accumulated deficit.

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

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. For non-employees, share-based payments are measured at the fair value goods and services received or the fair value or the fair value of the equity instruments issued, if it is determined the fair value cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to equity reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from equity reserves to accumulated deficit.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

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

Income (loss) per share

The Company presents basic and diluted income (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. For the year ended January 31, 2018, the diluted weighted average number of common shares outstanding includes 606,119 dilutive stock options and 2,333,005 dilutive warrants. For the years ended January 31, 2017 and 2016, diluted income (loss) per share is the same as basic income (loss) per share as the effects of including all outstanding options and warrants would be anti-dilutive.

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS

Changes in accounting standards not yet effective:

The following accounting standards were issued but not yet effective as of January 31, 2018:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the nature, amount, timing and uncertainty of revenue arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company currently has no revenues, and is not expecting any impact on its consolidated financial statements.

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

The Company expects the above potential changes to be the only impacts, as the Company currently has no hedging arrangements. The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at January 31, 2018, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the assessment of the potential impact is subject to change.

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

5. DISPOSITION OF EXPLORATION AND EVALUATION ASSETS

On June 8, 2017, the Company announced that it has closed the previously announced purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick. The Robertson Property sold to Barrick includes four contiguous claim groups known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the portions of mining claims known as the Norma, Sass, Eagle, and JDN, which will remain owned by the Company.

The sale consideration is as follows:

•	Payment to the Company of US$15.75 million (approximately Cdn $21.84 million based on foreign exchange rates) in cash;

•	The return of 4,150,000 common shares of the Company held by Barrick (which represented approximately 8.5% of the Company’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company; and

•	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party.

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

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to the Company of US$0.5 million, which will be non-refundable and fully credited against any future obligations under the NSR.

The fair value of the royalty receivable (Note 9) was estimated based on the present value of the advance royalty payments, using a discount rate of 5.04%.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

As a result of the transaction, the Company recorded a gain of $5,871,719, net of transaction costs, which has been included in Other Items on the consolidated statements of operations and comprehensive income (loss).

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf & Norma Sass Claims	Eagle & JDN Claims	Other	Total

Balance, January 31, 2016	$19,092,549	$99,801	$2	$1	$19,192,353

Exploration costs during the year:
Consulting	37,440	25,237	-	-	62,677
Lease payments	31,775	-	-	-	31,775
Taxes, licenses and permits	7,832	7,516	14,690	-	30,038
Mapping	332	-	-	-	332
Change in reclamation estimate	(58,817)	-	-	-	(58,817)

Balance, January 31, 2017	$19,111,111	$132,554	$14,692	$1	$19,258,358

Exploration costs during the year:
Consulting	25,717	-	-	-	25,717
Drilling	-	-	8,143	-	8,143
Lease payments	5,168	-	-	-	5,168
Royalties	-	22,664	-	-	22,664
Taxes, licenses and permits	7,129	7,377	14,417	-	28,923
Proceeds from sale of mineral property (Note 5)	(19,149,125)	-	-	-	(19,149,125)

Balance, January 31, 2018	$-	$162,595	$37,252	$1	199,848

The Company has certain interests in 108 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a) Norma Sass Property – 100% interest

The Company holds a 100% interest in the 36 Norma Sass mining claims located in Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table.

b) JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

c) Eagle Claims – 100% interest

The Company holds a 100% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS (continued)

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

7. IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

The Company reviews the carrying amounts of its long-term assets at each consolidated statement of financial position date to determine whether there is any indication that those assets are impaired.

Based on the assessment performed at, and throughout the years ended, January 31, 2018 and 2017, there were no impairments or write-offs during the year.

During the year ended January 31, 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The value attributed to the claims of $212,519 was written-off as a charge to operations and is included in net loss in 2016.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

8. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$	$
COST
Balance at January 31, 2016	84,127	18,708	6,920	5,926	3,459	119,140
Additions (Disposals)	-	-	-	-	-	-
Balance at January 31, 2017	84,127	18,708	6,920	5,926	3,459	119,140
Additions (Disposals)	(84,127)	(18,708)	-	-	-	(102,835)
Balance at January 31, 2018	-	-	6,920	5,926	3,459	16,305

ACCUMULATED DEPRECIATION
Balance at January 31, 2016	-	9,822	6,920	5,559	2,143	24,444
Depreciation	-	1,872	-	73	263	2,208
Balance at January 31, 2017	-	11,694	6,920	5,632	2,406	26,652
Depreciation	-	(11,694)	-	57	211	(11,426)
Balance at January 31, 2018	-	-	6,920	5,689	2,617	15,226

CARRYING VALUE
At January 31, 2017	84,127	7,014	-	294	1,053	92,488
At January 31, 2018	-	-	-	237	842	1,079

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

9. ROYALTY RECEIVABLE

A reconciliation of the royalty receivable balance at January 31, 2018, is as follows:

	January 31, 2018	January 31, 2017
Beginning balance	$-	$-
Royalty received for exploration and evaluation asset (Note 5)	3,603,680	-
Finance income	117,379	-
Change in foreign exchange rate	(180,306)	-
	$3,540,753	$-

10. INVESTMENTS

At January 31, 2018, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value
Available-for-sale shares:
Levon Resources Ltd.	40,000	$2,116	$17,684	$19,800
VBI Vaccines Inc.	8,000	16,927	22,033	38,960
Great Thunder Gold Corp.	10,819	866	431	1,297

		$19,909	$40,148	$60,057

At January 31, 2017, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	220,000	$11,637	$65,363	$77,000
VBI Vaccines Inc.	11,000	23,274	32,056	55,330
Great Thunder Gold Corp.	17,829	1,297	(432)	865

		$36,208	$96,987	$133,195

During the year ended January 31, 2018, the Company recorded an unrealized loss of $57,269 (2017 – gain of $40,449; 2016 – loss of $46,960) on investments in marketable securities, representing the change in fair value during the year.

During the year ended January 31, 2018, the Company sold 180,000 (2017 – Nil, 2016 - Nil) shares of Levon Resources Ltd. for gross proceeds of $79,070 (2017 - $Nil, 2016 - $Nil) and 3,000 (2017 – Nil, 2016 - Nil) shares of VBI Vaccines Inc. for gross proceeds of $23,061 (2017 - $Nil, 2016 - $Nil). As a result, the Company recorded a gain on sale of investments of $87,320 for the year ended January 31, 2018 (2017 – $Nil, 2016 – $Nil).

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

11. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed.

In the past, the Company held reclamation deposits to cover the reclamation bonds. However, the cash was deemed to be more useful in working on the Company’s mineral properties that alternative bonds were arranged. As at January 31, 2018, the total reclamation deposits were $Nil (US$Nil) (January 31, 2017 - $83,277 (US$64,000)).

12. SHARE CAPITAL AND SHARE-BASED PAYMENTS

a) Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b) Issued during 2018 and 2017

During the year ended January 31, 2018, the Company issued 510,000 common shares upon the exercise of stock options for gross proceeds of $150,600.

During the year ended January 31, 2018, the Company issued 3,965,000 common shares upon the exercise of warrants for gross proceeds of $404,750.

During the year ended January 31, 2017, the Company issued 25,000 common shares upon the exercise of stock options for gross proceeds of $6,000.

During the year ended January 31, 2017, the Company issued 1,000,000 common shares upon the exercise of warrants for gross proceeds of $100,000.

c) Share repurchases and cancellations

During the year ended January 31, 2018, and pursuant to the closing of the transaction with Barrick (Note 5), 4,150,000 common shares of the Company were returned and cancelled.

On June 26, 2017, the Company announced that the TSX Venture Exchange (”TSX-V”) has accepted the Company’s Notice for its normal course issuer bid (the “Bid”).

Pursuant to the Bid, the Company may purchase up to 3,844,000 common shares up until June 26, 2018, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the year ended January 31, 2018, the Company purchased 1,254,000 common shares and cancelled 911,500 common shares pursuant to the Bid. As at January 31, 2018, the Company held 342,500 treasury shares.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

12. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

d) Share purchase warrants

A summary of the share purchase warrants issued, exercised and expired during the years ended January 31, 2018, and 2017, is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2016	8,649,500	$0.12
Exercised	(1,000,000)	$0.10
Balance, January 31, 2017	7,649,500	$0.12
Exercised	(3,965,000)	$0.10
Expired	(200,000)	$0.10
Balance, January 31, 2018	3,484,500	$0.15

Details of share purchase warrants outstanding as of January 31, 2018 and 2017 are as follows:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	January 31, 2018	January 31, 2017

September 10, 2017	$0.10	-	2,500,000
July 17, 2018	$0.15	3,484,500	3,649,500
January 14, 2018	$0.10	-	1,500,000
		3,484,500	7,649,500

e) Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2017 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than 10 years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

For the years ended January 31, 2018 and 2017, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding and exercisable, January 31, 2016	3,170,000	$0.28
Exercised	(25,000)	$0.24
Stock options outstanding and exercisable, January 31, 2017	3,145,000	$0.28
Granted	1,775,000	$0.36
Exercised	(510,000)	$0.30
Cancelled	(115,000)	$0.29
Expired	(900,000)	$0.39
Stock options outstanding and exercisable, January 31, 2018	3,395,000	$0.29

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

12. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

e) Stock options (continued)

A summary of stock options outstanding as at January 31, 2018 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date
1,150,000	$0.240	1.12	March 14, 2019
100,000	$0.125	2.68	October 6, 2020
100,000	$0.150	2.68	October 6, 2020
100,000	$0.175	2.68	October 6, 2020
100,000	$0.200	2.68	October 6, 2020
100,000	$0.225	2.68	October 6, 2020
1,720,000	$0.355	4.43	July 5, 2022
25,000	$0.355	1.44	July 10, 2019

3,395,000		3.03

During the year ended January 31, 2018, the Company granted incentive stock options for the purchase of up to 1,775,000 common shares at a price of $0.355 per share to directors, officers, consultants, and employees of the Company.

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

-       100,000 at a price of $0.15 vesting after six months

-       100,000 at a price of $0.175 vesting after nine months

-       100,000 at a price of $0.20 vesting after twelve months

-       100,000 at a price of $0.225 vesting after fifteen months

The table below outlines the share-based payment expense relating to the grant and vesting of stock options and for the extension of the expiry date of warrants during the years ended:

	2018	2017	2016

Directors, officers and employees	$560,000	$-	$-
Investor relations	-	-	-
Consultants	5,250	7,865	13,445
Extension of warrants	-	-	143,697
	$565,250	$7,865	$157,142

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

12. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

e) Stock options (continued)

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

	2018	2017	2016
Weighted average assumptions:
Risk-free interest rate	1.42%	0.71%	0.42%
Expected dividend yield	-	-	-
Expected option life (years)	4.96	4.13	3.20
Expected stock price volatility	129.96%	104.02%	100.07%
Forfeiture rate	-	-	-
Weighted average fair value at grant date	$0.32	$0.05	$0.04

13. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a) Key management personnel

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the years ended was as follows:

	2018	2017	2016

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$191,575	$72,019	$64,359
Other members of key management	55,071	34,581	27,531

Share-based payments
Members of the Board of Directors	400,000	-	-
Other members of key management	72,000	-	-
	$718,646	$106,600	$91,890

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

13. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b) Amounts due to/from relates parties

In the normal course of operations the Company transacts with companies with directors or officers in common.

At January 31, 2018, and January 31, 2017, the following amounts are payable to related parties:

	January 31, 2018	January 31, 2017
Directors	29,250	$88,500
Oniva International Services Corp.	10,615	19,654
Sampson Engineering Inc.	-	918
Intermark Capital Corp.	-	5,250
	$39,865	$114,322

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 15. The transactions with Oniva during the year are summarized below:

	2018	2017	2016
Salaries and benefits	$105,344	$91,346	$72,747
Office and miscellaneous	66,663	38,260	24,176

	$172,007	$129,606	$96,923

Salaries and benefits above includes $35,071 (2017 - $34,581) for key management personnel compensation that has been included in Note 13(a).

14. RECLAMATION PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau of Land Management to be performed on the Robertson Property.

Due to the sale of the Robertson Property, management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be $Nil (US$Nil) (January 31, 2017 - $588,366 (US$452,172)). The risk-free rate of 3% was used to calculate the present value of the reclamation provision at January 31, 2017.

A reconciliation of the reclamation provision is as follows:

	January 31, 2018	January 31, 2017

Beginning balance	$559,257	$645,153
Unwinding of discount	6,786	18,240
Change in estimate	-	(58,141)
Transferred to Barrick (Note 5)	(543,164)	-
Change in foreign exchange rate	(22,879)	(45,995)
	$-	$559,257

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

15. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-months’ notice by either party. Transactions and balances with Oniva are disclosed in Note 13.

16. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, term deposits, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

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

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, term deposits and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2018	January 31, 2017

Cash and cash equivalents held at major financial institutions
Canada – cash and cash equivalents	$1,874,545	$15,260
US – cash and cash equivalents	12,446,888	39,587

	14,321,433	54,847
Term deposits – US	3,694,415	-
Royalty receivable	3,540,753	-
Reclamation deposits held at major financial institutions	-	83,277

Total cash and cash equivalents, term deposits, royalty receivable and reclamation deposits	21,556,601	$138,124

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

16. FINANCIAL INSTRUMENTS (continued)

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2018, the Company had working capital of $15,296,877 (January 31, 2017 – working capital deficiency of $117,528). The Company has cash at January 31, 2018 in the amount of $14,321,433 (January 31, 2017 - $54,847) for short-term business requirements. Of this amount, $1,676,003 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At January 31, 2018, the Company had current liabilities of $2,839,168 (January 31, 2017 - $191,245). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

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

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2018 and 2017.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

16. FINANCIAL INSTRUMENTS (continued)

c) Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, royalty receivable, other amounts receivable, amounts receivable from a related party, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2018		January 31, 2017

Cash and cash equivalents	US$	10,125,183	US$	30,424

Term deposits		3,005,300
Other amounts receivable		-		181
Royalty receivable		2,880,300		-
Reclamation bonds		-		64,000
Accounts payable		-		(15,369)

Net exposure	US$	16,010,783	US$	79,326

Canadian dollar equivalent		$19,682,055		$103,101

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2018, a 10% (2017 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,968,206 (2017 - $10,310).

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

16. FINANCIAL INSTRUMENTS (continued)

d) Classification of Financial instruments

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2018:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$14,321,433	$-	$-
Term deposits	3,694,415	-	-
Investments	$60,057	$-	$-
	18,075,905

17. CAPITAL MANAGEMENT

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the year ended January 31, 2018.

18. SUPPLEMENTARY CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	2018	2017	2016

Amounts receivable	$7,473	$(806)	$13,067
Prepaid expenses	(19,060)	687	(13,416)
Accounts payable and accrued liabilities	(28,621)	31,541	(3,728)
Amounts payable to related parties	(73,539)	12,901	1,409
	$(113,747)	$44,323	$(2,668)

Supplementary Cash Flow Disclosures:
Cash paid during the year for:
Interest expense	$-	$-	$-
Income taxes	$-	$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties	$-	$(918)	$(1,212)
Expenditures on exploration and evaluation assets in the amount of forgiven debt	$-	$(8,840)	$(69,030)

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

19. INCOME TAXES

Income tax recovery (expense) differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income (loss) before future income taxes. For the year ended January 31, 2018, the Canadian statutory rate is 26% (2017 - 26%, 2016 – 26%).

	2018	2017	2016

Expected income tax recovery	$(982,000)	$145,000	$161,065
Permanent differences	100,000	(46,000)	(35,857)
Changes in timing differences and other	459,000	(11,000)	(3,792)
Effect of foreign exchange changes on U.S. loss carry-forwards	(52,000)	(412,000)	559,063
Expired losses	-	-	-
Changes in unrecognized deferred income tax assets	(758,000)	(108,000)	(50,115)
Adjustments due to effective tax rate attributable to U.S. tax on subsidiaries	(517,000)	9,000	39,636
Total deferred and current income tax recovery (expense)	$(1,750,000)	$(423,000)	$670,000

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	January 31, 2018	January 31, 2017
Non-capital losses carried forward	$-	$5,486,000
Reclamation provision	-	194,000
Exploration and evaluation assets	(42,000)	(6,734,000)
Equipment and other	-	16,000
Investments	-	(5,000)
Net deferred income tax liabilities	$(42,000)	$(1,043,000)

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	January 31, 2018	January 31, 2017
Non-capital losses carried forward	$2,741,000	$2,017,000
Equipment and other	2,000	1,000
Investments	-	(5,000)
Exploration and evaluation assets	734,000	706,000
Unrecognized deductible temporary differences	$3,477,000	$2,719,000

At January 31, 2018, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $10,153,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows between 2025 and 2038.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

20. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the years ended January 31, 2018, 2017, and 2016.

The Company has non-current assets in the following geographic locations:

	January 31, 2018	January 31, 2017

Canada	$61,139	$134,544
USA	3,740,601	19,432,774
	$3,801,740	$19,567,318

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: June 15, 2018	By:	/s/ David Wolfin
David Wolfin
Chief Executive Officer (Principal Executive Officer)

