Form 20-F
period 2019-01-31
CORAL GOLD RESOURCES, LTD.
filed 2019-06-11
CIK 813639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2019

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

There were 48,043,337 common shares, without par value, issued and outstanding as of January 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated File	☐	Non-Accelerated Filer	☒
Accelerated Filer	☐	Emerging Growth Company	☐

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including those appearing under Item 5, constitute “forward-looking statements”, including, without limitation, those concerning the economic outlook for the mining industry, and outlook of the Company’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of the Company’s exploration and production projects, the Company’s liquidity and capital resources and capital expenditures, the outcome and consequences of any potential or pending litigation or regulatory proceedings, and the Company’s plan to conduct drilling operations. Additionally, forward-looking statements are generally identifiable by the terminology used such as “plans”, “expects”, “estimates”, “budgets”, “intends”, “anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may”, or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, factors discussed in Item 3 Key Information – “Risk Factors”, and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. t There can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For the years ended January 31, 2019 through January 31, 2015, inclusive we have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

For the years ended January 31, 2019, 2018, 2017, 2016 and 2015, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB.

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended January 31, 2019.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5-Operating and Financial Review and Prospects.’’

	Years Ended January 31,
	2019	2018	2017	2016	2015
Operations
Revenue	$-	$-	$-	$-	$-
Expense
Operating and Administrative	878,566	1,375,982	580,066	642,193	538,469
Net Income (Loss)	704,296	2,015,340	(981,139)	50,521	527
Earnings (Loss) Per Share - Basic	0.01	0.04	(0.02)	0.00	0.00
Earnings (Loss) Per Share – Diluted	0.01	0.04	(0.02)	0.00	0.00

Weighted Average Number of Shares Outstanding - Basic	48,672,608	47,570,158	48,396,734	44,200,953	42,016,049
Weighted Average Number of Shares Outstanding – Diluted	49,826,429	50,519,282	48,396,734	44,200,953	42,741,915

	As at January 31,
Balance Sheet	2019	2018	2017	2016	2015
Working Capital (deficit)	15,094,434	$15,296,877	$(117,528)	$470,078	$11,324
Total Assets	22,222,757	21,937,782	19,641,035	20,088,148	20,275,844
Liabilities	2,966,800	2,881,168	1,793,502	1,413,790	2,011,063
Equity	19,255,957	19,056,614	17,837,213	18,674,358	18,264,781

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward‑looking statements that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward‑looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

Although the Company recognized net income for the years ended January 31, 2018 and 2019, the Company does not anticipate any revenues in the near future and will incur losses. During the year ended January 31, 2019, the Company recognized net income from positive movements in foreign exchange, which fluctuates from period to period based on the value of the Canadian dollar in relation to the US dollar. The Company’s remaining properties are in the exploration stage. Therefore until such properties can develop or the Company can acquire properties that can be development and revenues can be derived therefrom, the Company will incur losses.

As of January 31, 2019, our internal controls over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities. As a public company, we are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended January 31, 2019, our management has concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations. Further, management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2019, due to the following material weaknesses: (i) due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and (ii) due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price for our common shares.

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2019 fiscal year, the Company’s common share price fluctuated on the TSX-V between a low of $0.32 and a high of $0.44. Significant fluctuations in the Company’s common share price are likely to continue, and could potentially increase in the future.

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

The Company is a natural resource company primarily engaged in the exploration and development of natural resource properties. Its principal business activities have been the exploration of certain properties located in the state of Nevada in the United States.

Please refer to Note 6 of the financial statements for information regarding the Company’s exploration and evaluation assets.

B. Business Overview

Operations and Principal Activities

Presently, the Company’s principal business activity is the care and maintenance, and, where warranted, the exploration thereof, three mineral properties consisting of the Norma Sass claims, JDN claims and Ludlow property. The Company is in the process of exploring these mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and future exploration will be required before final evaluation as to the economic and legal feasibility is determined. The Company also has a net smelter returns royalty on its former property, the Robertson Mining claims, sold to Barrick Cortez Gold Corp. on June 8, 2017.

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

Seasonality

Due to the climate in the States of Nevada, the Company is generally not affected by seasonality.

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

Environmental Regulations

The Company’s exploration programs in Nevada are subject to state and federal regulations regarding environmental considerations. All operations involving the exploration for the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of exploration or production operations. Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection. Such legislation, as well as further interpretation of existing laws in the United States, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of operations, the extent of which cannot be predicted. Environmental problems known to exist at this time in the United States may not be in compliance with regulations that may come into existence in the future. This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such problem and could substantially reduce earnings. At the present time, the Company’s exploration activities in Nevada are in compliance with all known environmental requirements.

The primary regulatory bodies that directly regulate the Company’s activities are the Bureau of Land Management (Federal), Lander County and the Lander County Recorder’s Office and the Nevada Department of Environmental Protection.

C. Organizational Structure

The Company has two wholly-owned subsidiaries: Coral Energy Corporation of California, a California corporation which previously held title to property in California, and Coral Resources, Inc., a Nevada corporation, which holds title to the Company’s mining claims located in Nevada. The Company also owns 98.49% of Marcus Corporation, which is a Nevada corporation.

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

Prior Property - Robertson Mining Claims, Nevada, U.S.A.

Completed Sale of Robertson Properties

On June 8, 2017, Coral completed the purchase and sale agreement with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick in consideration of:

1.	The payment to Coral of US$15.75 million (Cdn $21.84 million based on the closing exchange rate) in cash ;
2.	The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.5% of the Company’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company ; and
3.	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party .

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

As a result of the sale, the Company recorded a gain of $5,871,719, net of transaction costs during the fiscal year ended January 31, 2018.

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

On August 7, 2017, Coral Resources Inc., the Company’s wholly owned subsidiary entered into a mining lease agreement with Mauzy et al, who is the owner of the Norma/Sass property.

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

Properties Disposed of:

Ludlow Property, California, U.S.A.

Through its subsidiary, the Company previously owned mining properties consisting of approximately 128 acres in San Bernardino County, California, referred to as the “Ludlow Property”. The Company let the Ludlow property lapse and it was sold under auction on December 17, 2018. The Company received no proceeds from the sale.

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

A. Operating Results

Year ended January 31, 2019 compared to the year ended January 31, 2018

Operating and administrative expenses

Operating and administrative expenses were $878,566 for the year ended January 31, 2019, compared to $1,375,982 for the year ended January 31, 2018, a decrease of $497,416. This is a result of lower share-based payments of $270,818 due to stock options vesting over a one year period under the current year option plan, whereas stock options vested immediately in previous years under the previous. As well, the decrease is driven by lower consulting fees, managements fees and salaries and benefits, with a total decrease of $160,771. The decrease relates to lower corporate activity as a result of the completion of the sale of the Robertson Property in the previous year, as well as one-time bonus payments made to key management and employees on completion of the transaction.

Income/Loss for the year

Net income for the year ended January 31, 2019, was $704,296, compared to $2,015,340 for the year ended January 31, 2018, a change of $1,311,044. The change between the two years relates primarily to the gain recorded in the previous year of $5,871,719 for the sale of the Robertson Property, whereas there is no comparable transaction in the current year. This was offset primarily by a foreign exchange gain during the year ended January 31, 2019 of $1,150,371 compared to a loss of $907,286 in the previous year, a total difference of $2,057,657.

Further, the Company recorded a current income tax recovery of $309,024 in the year ended January 31, 2019, compared to an expense of $2,751,000 in the previous year, a difference of $3,060,024. The movement in current tax expense is a direct result of income taxes payable as a result of the gain on the sale of the Robertson Property during the year ended January 31, 2018, with no comparable transaction in the current year.

The Company also recorded a deferred income tax expense of $13,000 during the year ended January 31, 2019, compared to a recovery of $1,001,000 during the previous year, a change of $1,014,000. This movement is also a direct result of the future tax impact of the sale of the Robertson Property. Deferred tax recovery arises due to differences in the carrying values of assets and liabilities and their tax values and the Company’s ability to utilize any of its deferred income tax assets to offset the deferred income liability.

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

B. Liquidity and Capital Resources

At January 31, 2019, the Company had working capital of $15,094,434 and cash and cash equivalents of $8,308,884. The Company also holds term deposits of $9,656,320, with maturity dates within one year.

During the year ended January 31, 2019, the Company received $570,774 from the issuance of common shares from the exercise of options and warrants. These funds will be used to maintain the Company's existing operations and for general working capital requirements. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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

F. Tabular Disclosure of Contractual Obligations

As at January 31, 2019, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$77,523	$77,523	$-	$-	$-
Current Tax Liability	2,834,277	2,834,277	-	-	-
Deferred Tax Liability	55,000	-	-	-	55,000
Total	$2,966,800	$2,911,800	$-	$-	$55,000

The Company has a cost-sharing agreement to reimburse a related company, Oniva International Services Corp. (“Oniva”), for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

As of January 31, 2019, the Company had no other contractual obligations.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at May 27, 2019. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on July 18, 2019.

Name	Position Held	Principal Occupation	Director/Officer Since
Ronald Andrews	Director	Director of Bonner Mall Partnership. Owner and operator of Andrews Orchards	January 2010
David Wolfin	Director, President & Chief Executive Officer	Director, President and CEO of the Company, Gray Rock Resources Ltd. and Avino Silver & Gold Mines Ltd.;, and Great Thunder Gold Corp.	September 1997
Gary Robertson	Chairman and Director	Certified Financial Planner, Director of the Company and Director of Avino Silver & Gold Mines Ltd.,	July 2003
Andrew Kaplan	Director	Business Consultant	July 2012
Russell Price	Director	Senior Account Executive and Resource Specialist at Nelson Securities Inc., and licensed professional geologist.	July 2018
Dorothy Chin	Corporate Secretary	Corporate Secretary of the Company, and of Avino Silver & Gold Mines, and Gray Rock Resources Ltd.	July 2015
Nathan Harte	Chief Financial Officer	CPA, Chief Financial Officer of the Company and of Avino Silver & Gold Mines Ltd., and Gray Rock Resources Ltd.	November 2018

B. Compensation

During the last completed fiscal year, the Company had three executive officers, namely its Chief Executive Officer (“CEO”), David Wolfin; Nathan Harte, Chief Financial Officer (appointed on November 21, 2018); and Malcolm Davidson, former Chief Financial Officer (employment relationship ended on November 21, 2018).

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

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended January 31, 2017, 2018 and 2019 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)[1]	Option-based awards ($)[2]	Non-equity incentive plan compensation ($)[3]	Pension value ($)[4]	All other compensation ($)[5]	Total compensation ($)
David Wolfin President, CEO & Director(6)	2019	72,000	NIL	$109,624	NIL	NIL	NIL	$181,624
	2018	$54,500	NIL	$192,000	NIL	NIL	$100,000	$346,500
	2017	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000

Malcolm Davidson FORMER CFO(7)	2019	$17,252	NIL	$16,444	NIL	NIL	NIL	33,696
	2018	$21,420	NIL	$40,000	NIL	NIL	$10,000	$71,420
	2017	$21,702	NIL	NIL	NIL	NIL	NIL	$21,702

Nathan Harte, CFO(7)	2019	$5,182	NIL	$5,074	NIL	NIL	NIL	$10,256

____________

(1) The Company does not currently have any share-based award plans.

(2) The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model.  During the year ended January 31, 2019, 1,545,000 options were granted to officers, directors, employees, and consultants.   The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 2.15%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 117%.

(3) The Company does not have a non-equity incentive plan.

(4) The Company does not have any pension plans.

(5) Discretionary cash payment of incentive bonuses.

(6) Mr. Wolfin’s compensation was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

(7) The employment relationship with Malcolm Davidson, former Chief Financial Officer ended on November 21, 2018 and Mr. Nathan Harte, Chief Financial Officer was appointed on the same date.

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

The Annual Base Salary paid to the executive officers is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee.

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

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at January 31, 2019:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin President, CEO and Director	500,000	$0.380	Sept. 4, 2023	Nil	Nil	Nil	Nil
	600,000	$0.355	July 5, 2022	15,000	Nil	Nil	Nil
	600,000	$0.24	Mar 14, 2019	84,000	Nil	Nil	Nil

Malcolm Davidson Former CFO(2)	75,000	$0.380	Sept. 4, 2023	Nil	Nil	Nil	Nil
	125,000	$0.355	July 5, 2022	3,125	Nil	Nil	Nil
	40,000	$0.24	Mar 14, 2019	5,600	Nil	Nil	Nil

Nathan Harte CFO(2)	40,000	$0.380	Sept. 4, 2023	Nil	Nil	Nil	Nil
	25,000	$0.355	July 5, 2022	625	Nil	Nil	Nil

_____________

(1) In-the-Money Options are the difference between the market value of the underlying securities at January 31, 2019 and the exercise price of the option. The closing market price for the Company's common shares as at January 31, 2019 was $0.38 per common share.

(2) The employment relationship with Malcolm Davidson, former Chief Financial Officer ended on November 21, 2018 and Mr. Nathan Harte, Chief Financial Officer was appointed on the same date.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended January 31, 2019:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil

Malcolm Davidson Former CFO(1)	Nil	Nil	Nil

Nathan Harte CFO(1)	Nil	Nil	Nil

_____________

(1) The employment relationship with Malcolm Davidson, former Chief Financial Officer ended on November 21, 2018 and Mr. Nathan Harte, Chief Financial Officer was appointed on the same date.

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

On January 1, 2014, the Company entered into an employment agreement with Malcolm Davidson, the named executive officer of the Company. The agreement contains certain provisions in connection with termination of employment or change of control.

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

(1) by the Executive electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Executive so elects to terminate this Agreement, or (2) by the Company upon notice to the Executive within 3 months prior to or within 6 months after a Change of Control is announced by the Company, then the Executive will be entitled receive on the date of termination a termination payment equal to 3 times the Executive’s salary and accrued bonus earned during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination date.

The employment relationship with Mr. Malcolm Davidson ended on November 21, 2018, and in connection with the ending of his employment and settling all issues, Mr. Davidson received C$12,000 from the Company.

A Change of Control for purposes of Mr. Wolfin’s agreement shall be deemed to have occurred when:

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

The following table sets forth the value of all compensation paid to the non-officer directors during the most recently completed financial year ended January 31, 2019:

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3)($)	Pension value(4) ($)	All other compensation ($)	Total ($)
Gary Robertson*	15,000	NIL	21,925	NIL	NIL	NIL	36,925
Ronald Andrews*	15,000	NIL	21,925	NIL	NIL	NIL	36,925
Andrew Kaplan*	15,000	NIL	21,925	NIL	NIL	NIL	36,925
Russell Price*(5)	7,500	NIL	43,850	NIL	NIL	NIL	51,350

____________

* Independent and Non-Employee Directors

(1) The Company does not currently have any share-based award plans.

(2) The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model.  During the year ended January 31, 2019, 1,545,000 options were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 2.15%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 117%

(3) The Company does not have a non-equity incentive plan

(4) The Company does not have any pension plans.

(5) Mr. Russell Price was appointed as a Director on July 23, 2018.

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2019:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[2]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Gary Robertson	100,000	$0.38	Sept 4, 2023	Nil	Nil	Nil	Nil
	250,000	$0.355	July 5, 2022	6,250	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	14,000	Nil	Nil	Nil

Ronald Andrews	100,000	$0.38	Sept 4, 2023	Nil	Nil	Nil	Nil
	200,000	$0.355	July 5, 2022	5,000	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	14,000	Nil	Nil	Nil

Andrew Kaplan	100,000	$0.38	Sept 4, 2023	Nil	Nil	Nil	Nil
	200,000	$0.355	July 5, 2022	5,000	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	14,000	Nil	Nil	Nil

Russell Price	200,000	$0.38	Sept 4, 2023	Nil	Nil	Nil	Nil

______________

(1) For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2) The in-the-money option value is the difference between the market value of the underlying securities as at January 31, 2019 and the exercise price of the option. The closing market price of the Company’s common shares as at January 31, 2019 was $0.38 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended January 31, 2019:

Name (1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gary Robertson	Nil	Nil	Nil
Ronald Andrews	Nil	Nil	Nil
Andrew Kaplan	Nil	Nil	Nil
Russell Price	Nil	Nil	Nil

_______________

(1) For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date

Termination of Employment, Changes in Responsibilities and Employment Contracts

On February 1, 2015, the Company entered into a consulting agreement with Intermark Capital Corporation (the “Consultant”), a company owned by David Wolfin, and on July 1, 2017 the Company further amended the consulting agreement which contains certain provisions in connection with termination of engagement or change of control.

Please see “Termination and Change of Control Benefits” above for details.

C. Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Company’s previous annual general meeting, held on July 19, 2018, the shareholders elected Ronald Andrews, Gary Robertson, David Wolfin, and Andrew Kaplan as directors and Russell Price was appointed to the Board on July 23, 2018.

The Board has considered the relationship of each director to the Company and considers four of the five directors to be “unrelated” (Messrs. Andrews, Robertson, Kaplan and Price). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

David Wolfin is President and Chief Executive Officer of the Company and is not independent.

Procedures are in place to allow the Board to function independently. At the present time, the Board has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. The Company’s chairman and independent directors meet in the absence of management. Committees meet independent of management and other directors. Committees appoint a chairman from their number who presides over the committee meetings.

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

D. Employees

As at January 31, 2019, the Company had no employees. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva.

E. Share Ownership

The following table sets out the share ownership of the individuals referred to in “Compensation” as of May 27, 2019:

Name of Beneficial Owner	Number of Shares	Percent

Ronald Andrews	821,500	1.72%
Gary Robertson	1,603,550	3.36%
Russell Price	Nil	*
David Wolfin	16,789,984	35.20%
Andrew Kaplan	575,000	1.20%
Nathan Harte	5,000	*

__________

*Less than one percent.

Outstanding Options

The following information, as of May 27, 2019, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date

David Wolfin	500,000	Sept 4, 2018	$0.38	Sept 4, 2023
President, CEO and Director	600,000	July 5, 2017	$0.355	July 5, 2022

Nathan Harte	40,000	Sept 4, 2018	$0.38	Sept 4, 2023
CFO	25,000	July 5, 2017	$0.355	July 5, 2022

Ronald Andrews	100,000	Sept 4, 2018	$0.38	Sept 4, 2023
Director	200,000	July 5, 2017	$0.355	July 5, 2022

Gary Robertson	100,000	Sept 4, 2018	$0.38	Sept 4, 2023
Director	250,000	July 5, 2017	$0.355	July 5, 2022

Andrew Kaplan	100,000	Sept 4, 2018	$0.38	Sept 4, 2023
Director	200,000	July 5, 2017	$0.355	July 5, 2022

Russell Price Director	200,000	Sept 4, 2018	$0.38	Sept 4, 2023

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of May 27, 2019, to the knowledge of the Company, no person owned more than five (5%) per cent of the outstanding shares of each class of the Company’s voting securities other than:

Name	Number of Voting Securities	Percentage
David Wolfin	16,789,984	35.20%

B. Related Party Transactions

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere are as follows:

a) Management transactions

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers during the years ended January 31, 2019, 2018, and 2017 are as follows:

	2019	2018	2017
Salaries, bonuses, fees and benefits
Members of the Board of Directors	$124,500	$191,575	$72,019
Other members of key management	37,801	55,071	34,581
Share-based payments
Members of the Board of Directors	219,248	400,000	-
Other members of key management	32,480	72,000	-
	$414,029	$718,646	$106,600

b) In the normal course of operations, the Company transacts with companies related to its directors or officers. The following amounts are payable to related parties:

	January 31, 2019	January 31, 2018
Directors	$11,250	$29,250
Oniva International Services Corp. (i)	20,217	10,615
	$31,467	$39,865

_____________

(i) Oniva is a private company owned by Mr. David Wolfin.

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 13 of the audited consolidated financial statements. The transactions with Oniva during the years ended January 31, 2019, 2018, and 2017 are summarized below:

	2019	2018	2017
Salaries and benefits	$118,361	$105,344	$91,346
Office and miscellaneous	77,443	66,663	38,260
	$195,804	$172,007	$129,606

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 18 to this Annual Report and include the following:

•	Independent Auditors’ Report;

•	Consolidated Statements of Financial Position as at January 31, 2019 and January 31, 2018;

•	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended January 31, 2019, 2018 and 2017;

•	Consolidated Statements of Equity for the years ended January 31, 2019, 2018 and 2017;

•	Consolidated Statements of Cash Flows for the years ended January 31, 2019, 2018 and 2017; and

•	Notes to the Consolidated Financial Statements.

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since January 31, 2019.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX-V and in United States dollars on the OTCQX for the Company’s common shares for each quarter for the past two fiscal years.

	TSX-V (Canadian Dollars)		OTCQX (United States Dollars)
For the Quarter Ended	High	Low	High	Low
January 31, 2019	0.44	0.34	0.34	0.26
October 31, 2018	0.40	0.32	0.31	0.24
July 31, 2018	0.40	0.34	0.31	0.16
April 30, 2018	0.42	0.35	0.33	0.28

For the Quarter Ended	High	Low	High	Low
January 31, 2018	0.42	0.33	0.34	0.25
October 31, 2017	0.37	0.34	0.30	0.26
July 31, 2017	0.40	0.30	0.30	0.21
April 30, 2017	0.38	0.29	0.29	0.22

B. Plan of Distribution

Not Applicable.

C. Markets

The common shares of the Company are listed on the TSX-V under the symbol “CLH”, in the United States quoted on the OTCQX under the symbol “CLHRF” and on the FSE under the symbol “GV8”.

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

The Company entered into a cost sharing agreement dated October 1, 1997 and amended November 1, 2003 to reimburse Oniva International for a variable percentage of Oniva’s overhead expenses, to reimburse 100% of Oniva’s out-of-pocket expenses incurred on behalf of the company, and to pay to Oniva a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month notice by either party.

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

E. Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a “U.S. Holder”. This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada‑United States Income Tax Convention, 1980, as amended, referred to as the “Treaty”. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the ownership and disposition of the common shares. This summary applies only to U.S. Holders who hold common shares as capital assets (generally, property held for investment).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership and disposition of common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	An individual who is a citizen or resident of the U.S.;

•	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders. For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the ownership or disposition of common shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the common shares pursuant to the Offering and the ownership or disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of ownership or disposition of common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and (i) U.S. Holders subject to Section 451(b) of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the ownership, or disposition of the common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of common shares.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will generally be a long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the common shares is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in common shares generally will be such U.S. Holder’s U.S. dollar cost for such common shares.

PFIC Status of the Company

The Company has not performed an analysis of whether or not it will be deemed a PFIC for its current taxable year. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which product passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated, for purposes of the income test and asset test, as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s common shares are made.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the common shares. If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

Under the default PFIC rules:

•

Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years or the U.S. Holder’s holding period for the common shares) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares;

•	The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

•

The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

•	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to common shares U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year and the Company may not provide this statement, in which case a QEF Election cannot be made. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC if which is stock that is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to common shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the common shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the common shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its common shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of common shares may (under certain circumstances) be entitled to receive either a deduction or a credit for such Canadian income tax paid generally at the election of such U.S. Holder. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the common shares, and (b) proceeds arising from the sale or other taxable disposition of common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The Effect Of Comprehensive U.S. Tax Reform Legislation On The Company, Whether Adverse Or Favorable, Is Uncertain.

On December 22, 2017, President Trump signed into law H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the U.S. federal income tax rules, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a more territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on the Company and its subsidiaries, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Each U.S. Holder is urged to consult its own tax adviser regarding the implications of the Tax Cuts and Jobs Act of holding of our common shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

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

The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2019 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2019 due to the following material weaknesses: (i) due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and (ii) due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

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

Attestation Report of the Registered Public Accounting Firm

Not Applicable.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting in the year ended January 31, 2019.

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

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended January 31, 2019 and 2018 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for the audit of the Company’s annual financial statements for the fiscal year ended January 31, 2019 are estimated to be $42,500. The aggregate fees billed by Manning Elliott LLP for the fiscal year ended January 31, 2018 were $37,500.

Audit-Related Fees

The audit related fees billed by Manning Elliott LLP for the year ended January 31, 2019 are estimated to be $2,000. The audit related fees billed by Manning Elliott for the year ended January 31, 2018 were $2,000. These fees relate to the services provided with respect to the Company’s Form 20-F.

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended January 31, 2019 are estimated to be $3,250. The tax fees billed by Manning Elliott LLP for the year ended January 31, 2018 were $3,250. The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were $Nil for the fiscal years ended January 31, 2019 and 2018, respectively.

The Audit Committee approved the fees paid to the principal accountant for audit-related, tax and other fees in the year ended January 31, 2019 and 2018. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

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

________________

* Incorporated by reference from a previous filing.

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Consolidated Financial Statements

For the Years Ended January 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars)

43

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

The consolidated financial statements as at January 31, 2019 and 2018 and for the years ended January 31, 2019, 2018, and 2017 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer
May 23, 2019	May 23, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Coral Gold Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at January 31, 2019 and 2018, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended January 31, 2019, 2018 and 2017, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2019 and 2018, and its financial performance and its cash flows for the years ended January 31, 2019, 2018 and 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MANNING ELLIOTT LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

May 23, 2019

We have served as the Company’s auditor since 2013.

CORAL GOLD RESOURCES LTD. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	Note	January 31, 2019	January 31, 2018

ASSETS
Current assets
Cash and cash equivalents		$8,308,884	$14,321,433
Term deposits		9,656,320	3,694,415
Other amounts receivable		7,064	87,960
Prepaid expenses		33,966	32,237
Total current assets		18,006,234	18,136,045

Exploration and evaluation assets	6	236,887	199,848
Property and equipment	7	-	1,079
Royalty receivable	8	3,969,356	3,540,753
Investments	9	10,280	60,057
Total assets		$22,222,757	$21,937,782

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$46,056	$48,303
Amounts payable to related parties	11b	31,467	39,865
Current income tax liability	16	2,834,277	2,751,000
Total current liabilities		2,911,800	2,839,168

Deferred tax liability	16	55,000	42,000
Total liabilities		2,966,800	2,881,168

EQUITY
Share capital	10	43,833,127	44,356,316
Equity reserves		1,192,691	1,182,299
Accumulated other comprehensive income		4,611	23,808
Accumulated deficit		(25,784,792)	(26,516,129)
Equity Attributable to Shareholders of the Company		19,245,637	19,046,294
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		19,255,957	19,056,614
Total Liabilities and Equity		$22,222,757	$21,937,782

Commitments – Note 12

Approved by the Board of Directors on May 23, 2019:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

	Note	2019	2018	2017

Operating and Administrative Expenses
Consulting fees		$60,000	$97,500	$17,915
Depreciation		1,079	1,670	2,207
Directors’ fees		52,500	33,750	18,000
Finance costs	10	-	6,786	18,240
Investor relations		49,670	60,603	97,977
Management fees		72,000	154,500	30,000
Office and miscellaneous		55,001	28,123	40,029
Professional fees		66,702	169,845	215,740
Listing and filing fees		56,237	69,670	23,327
Salaries and benefits		118,686	159,457	91,470
Share-based payments	10	294,432	565,250	7,865
Travel		52,259	28,828	17,296
		878,566	1,375,982	580,066

Loss Before Other Items and Income Taxes		(878,566)	(1,375,982)	(580,066)

Other Items
Interest income		233,671	-	-
Other income		3,784	-	-
Gain on sale of exploration and evaluation assets	5	-	5,871,719	-
Finance income		189,154	117,379	-
Gain on sale of investments	9	14,635	93,693	-
Foreign exchange gain (loss)		1,150,371	(907,286)	21,927
Loss on sale of fixed assets		(15,641)	(34,183)	-
Other expenses		(289,136)	-	-
Income (Loss) Before Income Taxes		408,272	3,765,340	(558,139)
Income Tax Recovery (Expense)
Current income tax recovery (expense)	16	309,024	(2,751,000)	-
Deferred income tax recovery (expense)	16	(13,000)	1,001,000	(423,000)
		296,024	(1,750,000)	(423,000)
Net Income (Loss)		704,296	2,015,340	(981,139)
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	9	(19,197)	(57,269)	40,449
Comprehensive Income (Loss)		$685,099	$1,958,071	$(940,690)
Earnings (Loss) per Share - Basic and Diluted		$0.01	$0.04	$(0.02)

Weighted Average Number of Common Shares Outstanding	3
Basic		48,672,608	47,570,158	48,396,734
Diluted		49,826,429	50,509,282	48,396,734

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Consolidated Statements of Changes in Equity (Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total
Balance, January 31, 2016		47,825,337	$45,367,275	$663,720	$422,326	$1,086,046	$40,628	$(27,829,911)	$10,320	$18,674,358

Common shares issued for cash:
Exercise of stock options	10	25,000	10,250	(4,250)	-	(4,250)	-	-	-	6,000
Exercise of warrants and compensation options		1,000,000	117,857	-	(17,857)	(17,857)	-	-	-	100,000
Share-based payments	10	-	-	7,865	-	7,865	-	-	-	7,865
Unrealized gain on investment in securities, net of tax	9	-	-	-	-	-	40,449	-	-	40,449
Net loss for 2017		-	-	-	-	-	-	(981,139)	-	(981,139)
Balance, January 31, 2017		48,850,337	$45,495,382	$667,335	$404,469	$1,071,804	$81,077	$(28,811,050)	$10,320	$17,847,533
Common shares issued for cash:
Exercise of stock options	10	510,000	249,209	(98,609)	-	(98,609)	-	-	-	150,600
Exercise of warrants and compensation options		3,965,000	481,315	-	(76,565)	(76,565)	-	-	-	404,750
Less: Share issuance costs		-	(5,850)	-	-	-	-	-	-	(5,850)
Common shares returned to treasury and cancelled	10	(4,150,000)	(1,411,000)	-	-	-	-	-	-	(1,411,000)
Common shares repurchased and cancelled		(911,500)	(320,431)	-	-	-	-	-	-	(320,431)
Common shares repurchased in treasury		(432,500)	(132,309)	-	-	-	-	-	-	(132,309)
Share-based payments	10	-	-	565,250	-	565,250	-	-	-	565,250
Transfer of expired/cancelled options and warrants		-	-	(269,581)	(10,000)	(279,581)	-	279,581	-	-
Unrealized loss on investment in securities, net of tax	9	-	-	-	-	-	(57,269)	-	-	(57,269)
Net income for 2018		-	-	-	-	-	-	2,015,340	-	2,015,340
Balance, January 31, 2018		47,831,337	$44,356,316	$864,395	$317,904	$1,182,299	$23,808	$(26,516,129)	$10,320	$19,056,614
Common shares issued for cash:
Exercise of stock options	10	205,000	86,700	(36,350)	-	(36,350)	-	-	-	50,350
Exercise of warrants and compensation options		3,469,500	741,073	-	(220,649)	(220,649)	-	-	-	520,424
Common shares returned to treasury and cancelled	10	(3,462,500)	(1,350,962)	-	-	-	-	-	-	(1,350,962)
Share-based payments	10	-	-	294,432	-	294,432	-	-	-	294,432
Transfer of expired/cancelled options and warrants		-	-	(26,500)	(541)	(27,041)	-	27,041	-	-
Unrealized loss on investment in securities, net of tax	9	-	-	-	-	-	(19,197)	-	-	(19,197)
Net income for 2019		-	-	-	-	-	-	704,296	-	704,296
Balance, January 31, 2019		48,043,337	$43,833,127	$1,095,977	$96,714	$1,192,691	$4,611	$(25,784,792)	$10,320	$19,255,957

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Consolidated Statements of Cash Flows For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

	Note	2019	2018	2017

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$704,296	$2,015,340	$(981,139)
Adjustments for non-cash items:
Current income tax expense (recovery)		(309,024)	2,751,000	-
Deferred income tax expense (recovery)		13,000	(1,001,000)	423,000
Depreciation		1,079	1,670	2,207
Finance costs		-	6,786	18,240
Finance income		(189,154)	-	-
Foreign exchange gain		(1,225,704)	(507,302)	(37,713)
Gain on sale of investments		(14,635)	(93,693)	-
Gain on sale of exploration and evaluation assets		-	(5,871,719)	-
Other expenses		289,136	-	-
Share-based payments		294,432	565,250	72,398

		(436,574)	(2,133,668)	(503,007)
Net change in non-cash working capital	15	76,312	(113,747)	44,324

		(360,262)	(2,247,415)	(458,683)

Investing Activities
Expenditures on exploration and evaluation assets		(45,879)	(265,059)	(126,658)
Proceeds on sale of mineral property		-	20,184,056	-
Proceeds on sale of investments		27,488	109,562	-
Increase in term deposits		(5,961,905)	(3,694,415)
Decrease in reclamation bond		-	83,277	-

		(5,980,296)	16,417,421	(126,658)

Financing Activities
Issuance (repurchase) of shares for cash, net		(780,188)	96,760	41,467

Effect of exchange rate fluctuations on cash and cash equivalents		1,108,197	(180)	(1,243)

Change in cash and equivalents		(6,012,549)	14,266,586	(545,117)
Cash and cash equivalents, beginning of year		14,321,433	54,847	599,964

Cash and cash equivalents, end of year		$8,308,884	$14,321,433	$54,847

Cash and cash equivalents consists of:
Cash		$4,592,134	$5,722,848	$54,847
Term deposits maturing in less than 90 days		3,716,750	8,598,585	-

		$8,308,884	$14,321,433	$54,847

Supplementary cash flow disclosures – Note 15

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is involved in the exploration and development of its mineral properties and holds a royalty interest in a mineral property owned by a third party. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCQX, and the Frankfurt Stock Exchange.

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

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 23, 2019.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

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

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Impairment of exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

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

d)	Measurement of royalty receivable and royalty interest

The Company measured the fair value of the Company’s royalty receivable relating to the Robertson Property as the present value of the minimum payments that will be made, regardless if the Robertson Property enters the production stage and earns revenues. The valuation method requires the input of a discount rate, and takes into account the timing of the payments, which have been specified in the underlying transaction agreement. Changes in the input assumptions such as the discount rate can materially affect the fair value estimate. A nominal value of $1 was attributed to the royalty interest in excess of the royalty receivable.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments

Measurement – initial recognition

All financial assets and financial liabilities are initially recorded on the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. All financial asset and liabilities are initially recorded at fair value, net of attributable transaction costs, except for those classified as fair value through profit or loss (“FVTPL”). Subsequent measurement of financial assets and financial liabilities depends on the classifications of such assets and liabilities.

Classification – financial assets

Amortized cost:

Financial assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequent to initial recognition at amortized cost.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effect interest method, and is recognized in interest and other income, on the consolidated statements of operations and comprehensive income (loss).

The Company’s financial assets at amortized cost includes royalty receivable.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that are held within a business model whose objective is to hold financial assets in order to both collect contractual cash flows and selling financial assets, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Upon initial recognition of equity securities, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate its equity securities that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the instrument; instead, it is transferred to retained earnings.

The Company has designated all of its investments in equity securities as FVTOCI.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

Fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL. The Company’s financial assets at FVTPL includes cash and cash equivalents and term deposits.

Classification – financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

Financial liabilities at amortized cost include accounts payable, and amounts due to related parties.

Financial liabilities classified FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in the consolidated statements of operations.

The Company has no hedging arrangements and does not apply hedge accounting.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets when necessary. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into known amounts of cash.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Royalty interests

Royalty interests consist of royalty agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Producing royalty interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of royalty interests, an allocation of its fair value is attributed to the exploration potential of the interest and is recoded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6 Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16 Property, Plant and Equipment.

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

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrants, are allocated based on the relative fair value approach which considers the value determined by the Black-Scholes option pricing model for the warrants.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions

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

Revenue recognition

Revenue, when earned, is expected to be comprised of revenue from contracts with customers under its royalty interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For royalty interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclamation provision

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

Earnings (loss) per share

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

The calculations for basic and diluted earnings (loss) per share are as follows:

	2019	2018	2017
Net income (loss) for the period	$704,296	$2,015,340	$(981,139)
Basic weighted average number of shares outstanding	48,672,608	47,570,158	48,396,734
Dilutive stock options	700,150	606,119	-
Dilutive warrants	453,671	2,333,005	-
Diluted weighted average number of shares outstanding	49,826,429	50,509,282	48,396,734
Basic earnings per share	$0.01	$0.04	$(0.02)
Diluted earnings per share	$0.01	$0.04	$(0.02)

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

IFRS 15 – Revenue from Contracts with Customers

On February 1, 2018, the Company adopted the requirements of IFRS 15. IFRS 15 covers principles that an entity shall apply to report useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company currently has no revenues, and there was no impact on its consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. Application of the expected credit loss model at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses on its financial assets were nominal. There were no impairment losses recognized on financial assets during the years ended January 31, 2019 and January 31, 2018. The standard did not impact the Company’s classification and measurement of financial assets and liabilities except for royalty receivable which was reclassified from loans and receivables to amortized costs. There was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date.

Changes in accounting standards not yet effective:

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company has identified existing agreements that may contain right-of-use assets. At this time, the Company does not believe that the new standard will give rise to a material change, and is currently finalizing the expected impact on the consolidated financial statements.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 3 – Definition of a Business

In October 2018, the IASB issued amendments to IFRS 3 – Definition of a Business which:

•	Clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	Narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	Add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	Remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	Add an option concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. Earlier application is permitted. The Company does not expect the application of the standard will have a significant impact on the Company’s consolidated financial statements.

IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 (the "Interpretation") sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively. The Company does not expect the application of the Interpretation will have a significant impact on the Company’s consolidated financial statements.

Annual Improvements 2015-2017 Cycle

In December 2017, the IASB issued the Annual Improvements 2015-2017 cycle, containing amendments to IFRS 3 - Business Combinations ("IFRS 3"), IFRS 11 - Joint Arrangements, IAS 12 - Income Taxes, and IAS 23 - Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a significant impact on the Company's consolidated financial statements

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

5. DISPOSITION OF EXPLORATION AND EVALUATION ASSETS

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

The fair value of the royalty receivable (Note 8) was estimated based on the present value of the advance royalty payments, using a discount rate of 5.04%. A value of $1 was allocated to the royalty interest above the estimated fair value of the non-refundable advanced royalty payments.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

As a result of the transaction, the Company recorded a gain of $5,871,719, net of transaction costs, which has been included in Other Items on the consolidated statements of operations and comprehensive income (loss).

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf & Norma Sass Claims	Eagle & JDN Claims	Robertson Royalty Interest	Total

Balance, January 31, 2017	$19,111,111	$132,554	$14,692	$1	$19,258,358

Exploration costs during the year:
Consulting	25,717	-	-	-	25,717
Drilling	-	-	8,143	-	8,143
Lease payments	5,168	-	-	-	5,168
Royalties	-	22,664	-	-	22,664
Taxes, licenses and permits	7,129	7,377	14,417	-	28,923
Proceeds from sale of mineral property (Note 5)	(19,149,126)	-	-	1	(19,149,125)

Balance, January 31, 2018	$-	$162,595	$37,252	$1	$199,848

Exploration costs during the year:
Drilling	-	8,823	-	-	8,823
Royalties	-	4,695	-	-	4,695
Taxes, licenses and permits	-	7,836	15,685	-	23,521

Balance, January 31, 2019	$-	$183,949	$52,937	$1	$236,887

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS (continued)

d)	Robertson Property – Royalty

The Company has an interest in a NSR royalty on the Robertson Property. Refer to Note 5 for details.

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

7. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$	$
COST
Balance at January 31, 2017	84,127	18,708	6,920	5,926	3,459	119,140
Additions (Disposals)	(84,127)	(18,708)	-	-	-	(102,835)
Balance at January 31, 2018	-	-	6,920	5,926	3,459	16,305
Additions (Disposals)	-	-	-	-	-	(102,835)
Balance at January 31, 2019	-	-	6,920	5,926	3,459	16,305

ACCUMULATED DEPRECIATION
Balance at January 31, 2017	-	11,694	6,920	5,632	2,406	26,652
Depreciation	-	(11,694)	-	57	211	(11,426)
Balance at January 31, 2018	-	-	6,920	5,689	2,617	15,226
Depreciation	-	-	-	237	842	(1,079)
Balance at January 31, 2019	-	-	6,920	5,926	3,459	16,305

CARRYING VALUE
At January 31, 2018	-	-	-	237	842	1,079
At January 31, 2019	-	-	-	-	-	-

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

8. ROYALTY RECEIVABLE

A reconciliation of the royalty receivable balance is as follows:

	January 31, 2019	January 31, 2018

Beginning balance	$3,540,753	$-
Royalty received for exploration and evaluation asset (Note 5)	-	3,603,680
Finance income	189,154	117,379
Change in foreign exchange rate	239,449	(180,306)
	$3,969,356	$3,540,753

9. INVESTMENTS

At January 31, 2019, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	37,000	$1,957	$3,778	$5,735
VBI Vaccines Inc.	2,000	4,232	150	4,382
Great Thunder Gold Corp.	10,819	866	(703)	163

		$7,055	3,225	$10,280

At January 31, 2018, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	40,000	$2,116	$17,684	$19,800
VBI Vaccines Inc.	8,000	16,927	22,033	38,960
Great Thunder Gold Corp.	10,819	866	431	1,297

		$19,909	$40,148	$60,057

During the year ended January 31, 2019, the Company recorded an unrealized loss of $19,197 (2018 – loss of $57,269; 2017 – gain of $40,449) on investments in marketable securities, representing the change in fair value during the year.

During the year ended January 31, 2019, the Company sold 3,000 (2018 – 180,000, 2017 - Nil) shares of Levon Resources Ltd. for gross proceeds of $935 (2018 - $79,070, 2017 - $Nil) and 6,000 (2018 – 3,000, 2017 - Nil) shares of VBI Vaccines Inc. for gross proceeds of $26,553 (2018 - $23,061, 2017 - $Nil). As a result, the Company recorded a gain on sale of investments of $14,635 for the year ended January 31, 2019 (2018 – $93,693, 2017 – $Nil).

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

10. SHARE CAPITAL AND SHARE-BASED PAYMENTS

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during 2019 and 2018

During the year ended January 31, 2019, the Company issued 205,000 common shares upon the exercise of stock options for gross proceeds of $50,350.

During the year ended January 31, 2019, the Company issued 3,469,500 common shares upon the exercise of warrants for gross proceeds of $520,524.

During the year ended January 31, 2018, the Company issued 510,000 common shares upon the exercise of stock options for gross proceeds of $150,600.

During the year ended January 31, 2018, the Company issued 3,965,000 common shares upon the exercise of warrants for gross proceeds of $404,750.

c)	Share repurchases and cancellations

Normal Course Issuer Bids (“NCIB”)

2018-2019 NCIB

On July 30, 2018, the Company announced that the TSX Venture Exchange (“TSX-V”) had accepted the Company’s Notice for a NCIB.

Pursuant to the NCIB, the Company may purchase up to 3,938,462 common shares up until July 30, 2019, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the year ended January 31, 2019, the Company purchased and cancelled 2,781,000 common shares (year ended January 31, 2018 - Nil) pursuant to this NCIB. As at January 31, 2019 and 2018, the Company held no treasury shares associated with this NCIB.

2017-2018 NCIB

On June 26, 2017, the Company announced that the TSX-V had accepted the Company’s Notice for its NCIB.

Pursuant to the NCIB, the Company may purchase up to 3,844,000 common shares up until June 26, 2018, which represents approximately 10% of the total public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the year ended January 31, 2019, the Company purchased 681,500 common shares (year ended January 31, 2018 – 1,344,000) and cancelled 1,114,000 common shares (year ended January 31, 2018 – 911,500) pursuant to this NCIB. As at January 31, 2019, this NCIB was completed and the Company held nil treasury shares (January 31, 2018 – 432,500 treasury shares) associated with this NCIB.

Cancellation of Shares – Sale of Robertson Property

During the year ended January 31, 2018, and pursuant to the closing of the transaction with Barrick (Note 5), 4,150,000 common shares of the Company were returned and cancelled.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

10. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

d)	Share purchase warrants

A summary of the share purchase warrants issued, exercised and expired is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2017	7,649,500	$0.12
Exercised	(3,965,000)	$0.10
Expired	(200,000)	$0.10
Balance, January 31, 2018	3,484,500	$0.15
Exercised	(3,469,500)	$0.15
Expired	(15,000)	$0.15
Balance, January 31, 2019	-	-

Details of share purchase warrants outstanding are as follows:

	Exercise	Warrants Outstanding and Exercisable
Expiry Date	Price per Share	January 31, 2019	January 31, 2018

July 17, 2018	$0.15	-	3,484,500
		-	3,484,500

e)	Stock options

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding and exercisable, January 31, 2017	3,145,000	$0.28
Granted	1,775,000	$0.36
Exercised	(510,000)	$0.30
Cancelled	(115,000)	$0.29
Expired	(900,000)	$0.39
Stock options outstanding and exercisable, January 31, 2018	3,395,000	$0.28
Granted	1,545,000	$0.38
Exercised	(205,000)	$0.25
Cancelled	(85,000)	$0.29
Stock options outstanding, January 31, 2019	4,650,000	$0.32

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

10. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

e)	Stock options (continued)

A summary of stock options outstanding as at January 31, 2019 is as follows:

		Outstanding		Exercisable
Expiry Date	Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Outstanding	Weighted Average Remaining Contractual Life (Years)
March 14, 2019	$0.240	905,000	0.12	905,000	0.12
July 10, 2019	$0.355	25,000	0.44	25,000	0.44
October 6, 2020	$0.125	100,000	1.68	100,000	1.68
October 6, 2020	$0.150	100,000	1.68	100,000	1.68
October 6, 2020	$0.175	100,000	1.68	100,000	1.68
October 6, 2020	$0.200	100,000	1.68	100,000	1.68
October 6, 2020	$0.225	100,000	1.68	100,000	1.68
July 5, 2022	$0.355	15,000	3.43	15,000	3.43
September 4, 2023	$0.380	1,335,000	4.59	333,750	4.59
January 25, 2024	$0.390	200,000	4.99	-	4.99
		4,650,000	2.98	3,448,750	2.40

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

	2019	2018	2017
Weighted average assumptions:
Risk-free interest rate	2.12%	1.42%	0.71%
Expected dividend yield	-	-	-
Expected option life (years)	5.00	4.96	4.13
Expected stock price volatility	112.34%	129.96%	104.02%
Forfeiture rate	-	-	-
Weighted average fair value at grant date	$0.31	$0.32	$0.05

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS AND BALANCES

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

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the years ended was as follows:

	2019	2018	2017

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$124,500	$191,575	$72,019
Other members of key management	37,801	55,071	34,581

Share-based payments
Members of the Board of Directors	219,248	400,000	-
Other members of key management	32,480	72,000	-
	$414,029	$718,646	$106,600

b)	Amounts due to/from relates parties

In the normal course of operations the Company transacts with companies with directors or officers in common.

The following amounts are payable to related parties:

	January 31, 2019	January 31, 2018
Directors	11,250	29,250
Oniva International Services Corp.	20,217	10,615
Sampson Engineering Inc.	-	-
Intermark Capital Corp.	-	-
	$31,467	$39,865

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12. The transactions with Oniva during the year are summarized below:

	2019	2018	2017
Salaries and benefits	$118,361	$105,344	$91,346
Office and miscellaneous	77,443	66,663	38,260

	$195,804	$172,007	$129,606

Salaries and benefits above includes $37,801 (2018 – $35,071; 2017 – $34,581) for key management personnel compensation that has been included in Note 11(a).

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

12. COMMITMENTS

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

13. FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s cash and cash equivalents, term deposits, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The estimated fair value of the royalty receivable approximates its carrying value based on current market rates for similar instruments.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents and term deposits are exposed to credit risk.

The Company manages this credit risk by maintaining the majority of those instruments at high credit rated Canadian financial institutions.

Concentration of credit risk also exists with respect to the Company’s royalty receivable (see Note 8). The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2019	January 31, 2018

Cash and cash equivalents	$8,308,884	$14,321,433
Term deposits	9,656,320	3,694,415
Royalty receivable	3,969,356	3,540,753

Total	$21,934,560	$21,556,601

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

13. FINANCIAL INSTRUMENTS (continued)

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2019, the Company had working capital of $15,094,434 (January 31, 2018 – working capital deficiency of $15,296,877). The Company has cash at January 31, 2019 in the amount of $8,308,884 (January 31, 2018 - $14,321,433) for short-term business requirements. Of this amount, $199,736 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At January 31, 2019, the Company had current liabilities of $2,911,800 (January 31, 2018 - $2,839,168). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

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

The Company is exposed to interest rate price risk with respect to cash equivalents and term deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2019 and 2018.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

13. FINANCIAL INSTRUMENTS (continued)

c)	Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, royalty receivable and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2019		January 31, 2018

Cash and cash equivalents	US$	5,842,116	US$	10,125,183
Term deposits		7,360,000		3,005,300
Royalty receivable		2,988,169		2,880,300
Accounts payable		(65)		-
Current income tax liability		(2,160,272)		-

Net exposure	US$	14,029,948	US$	16,010,783

Canadian dollar equivalent		$18,407,291		$19,682,055

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2019, a 10% (2018 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,840,729 (2018 - $1,968,206).

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

13. FINANCIAL INSTRUMENTS (continued)

d)	Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2019:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$8,308,884	$-	$-
Term deposits	9,656,320	-	-
Investments	10,280	-	-
	$17,975,484	$-	$-

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the year ended January 31, 2019.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

15. SUPPLEMENTARY CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	2019	2018	2017

Amounts receivable	$80,896	$7,473	$(806)
Prepaid expenses	(1,729)	(19,060)	688
Accounts payable and accrued liabilities	5,543	(28,621)	31,541
Amounts payable to related parties	(8,398)	(73,539)	12,901
	$76,312	$(113,747)	$44,324

Supplementary Cash Flow Disclosures:
Cash paid during the year for:
Interest expense	$-	$-	$-
Income taxes	$81,238	$-	$-

16. INCOME TAXES

Income tax recovery (expense) differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income (loss) before future income taxes. For the year ended January 31, 2019, the Canadian statutory rate is 27% (2018 - 26%, 2017 – 26%).

	2019	2018	2017

Expected income tax recovery (expense)	$(110,000)	$(982,000)	$145,000
Permanent differences	(113,000)	100,000	(46,000)
Changes in timing differences and other	336,000	459,000	(11,000)
Effect of foreign exchange changes on U.S. loss carry-forwards	(17,000)	(52,000)	(412,000)
Expired losses	-	-	-
Changes in unrecognized deferred income tax assets	200,000	(758,000)	(108,000)
Adjustments due to effective tax rate attributable to U.S. tax on subsidiaries	-	(517,000)	9,000
Total deferred and current income tax recovery (expense)	$296,000	$(1,750,000)	$(423,000)

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

16. INCOME TAXES (continued)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	January 31, 2019	January 31, 2018
Non-capital losses carried forward	$-	$-
Reclamation provision	-	-
Exploration and evaluation assets	(55,000)	(42,000)
Equipment and other	-	-
Net deferred income tax assets (liabilities)	$(55,000)	$(42,000)

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	January 31, 2019	January 31, 2018
Non-capital losses carried forward	$2,539,000	$2,741,000
Equipment and other	4,000	2,000
Investments	-	-
Exploration and evaluation assets	734,000	734,000
Unrecognized deductible temporary differences	$3,277,000	$3,477,000

At January 31, 2019, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $9,402,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows between 2026 and 2038.

17. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the years ended January 31, 2019, 2018, and 2017.

The Company has non-current assets other than financial instruments and deferred tax assets in the following geographic locations:

	January 31, 2019	January 31, 2018

Canada	$-	$1,079
USA	236,887	199,848
	$236,887	$200,927

18. SUBSEQUENT EVENTS

Subsequent to January 31, 2019, the Company issued 810,000 common shares upon the exercise of stock options for gross proceeds of $194,400.

Subsequent to January 31, 2019, pursuant to the 2018-2019 NCIB (see Note 10(c)), the Company repurchased and cancelled 1,157,000 common shares for proceeds of $430,076.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: June 10, 2019	By:	/s/ David Wolfin
David Wolfin
Chief Executive Officer
(Principal Executive Officer)

