Form 20-F
period 2020-01-31
CORAL GOLD RESOURCES, LTD.
filed 2020-05-28
CIK 813639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2020

or

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

For the transition period from ______________ to ______________

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
570 Granville Street, Suite 900, Vancouver, British Columbia V6C 3P1, Canada

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable	Not Applicable
(Title of Each Class)	(Name of each exchange on which registered)

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

There were 46,346,837 common shares, without par value, issued and outstanding as of January 31, 2020.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including those appearing under Item 5, constitute “forward-looking statements”, including, without limitation, those concerning the economic outlook for the mining industry, and outlook of the Company’s operations, individually or in the aggregate, including the exploration and, if warranted, commencement of commercial operations of certain of the Company’s projects, and the Company’s liquidity and capital resources and capital expenditures. Additionally, forward-looking statements are generally identifiable by the terminology used such as “plans”, “expects”, “estimates”, “budgets”, “intends”, “anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may”, or other similar words.

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

Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described herein, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning the Company, including factors that could materially affect its financial results, may emerge from time to time. The Company does not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATE OF MEASURED AND INDICATED MINERAL RESOURCES

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”) applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, information contained in this Annual Report, if any, concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For the years ended January 31, 2020 through January 31, 2016, inclusive we have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

For the years ended January 31, 2020, 2019, 2018, 2017 and 2016, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB.

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended January 31, 2020.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5-Operating and Financial Review and Prospects.’’

	Years Ended January 31,
Operations	2020	2019	2018	2017	2016

Revenue	$-	$-	$-	$-	$-
Expense
Operating and Administrative	1,106,612	878,566	1,375,982	580,066	642,193
Net Income (Loss)	(531,945)	704,296	2,015,340	(981,139)	50,521
Earnings (Loss) Per Share - Basic	(0.01)	0.01	0.04	(0.02)	0.00
Earnings (Loss) Per Share - Diluted	(0.01)	0.01	0.04	(0.02)	0.00

Weighted Average Number of Shares Outstanding - Basic	47,466,277	48,672,608	47,570,158	48,396,734	44,200,953
Weighted Average Number of Shares Outstanding - Diluted	47,466,277	49,826,429	50,519,282	48,396,734	44,200,953

	As at January 31,
Balance Sheet	2020	2019	2018	2017	2016
Working Capital (deficit)	11,015,424	15,094,434	$15,296,877	$(117,528)	$470,078
Total Assets	18,247,174	22,222,757	21,937,782	19,641,035	20,088,148
Liabilities	115,548	2,966,800	2,881,168	1,793,502	1,413,790
Equity	18,131,626	19,255,957	19,056,614	17,837,213	18,674,358

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

Although the Company recognized net income for the years ended January 31, 2018 and 2019, the Company does not anticipate any revenues in the near future and will incur losses. During the year ended January 31, 2020, the Company recognized a net loss after income taxes and did not recognize any revenues. The Company operations are in the exploration stage and it has no mining operations. Until properties can develop, or the Company can acquire properties that can be development and revenues can be derived therefrom, the Company will incur losses.

As of January 31, 2020, our internal controls over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities. As a public company, we are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended January 31, 2020, our management has concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations. Further, management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2020, due to the following material weaknesses: (i) due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and (ii) due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price for our common shares.

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2020 fiscal year, the Company’s common share price fluctuated on the TSX-V between a low of $0.35 and a high of $0.53.

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

We may face business disruption and related risks resulting from the recent outbreak of the novel coronavirus 2019 (COVID-19), which could have a material adverse effect on our operations. Our business operations could be disrupted and materially adversely affected by the recent outbreak of COVID-19. As a result of measures imposed by the governments of Canada and United States, businesses and schools have been suspended due to quarantines intended to contain this outbreak. The spread of COVID-19 has resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a Public Health Emergency of International Concern , based on the advice of the Emergency Committee under the International Health Regulations (2005). While the COVID-19 outbreak is still in very early stages, stock markets have begun to reflect the uncertainty associated with the slow-down in the United States economy and the reduced levels of travel experienced since the beginning of March 2020 and the significant declines in the Dow Industrial Average at the end of February and beginning of March 2020 was largely attributed to the effects of COVID-19. We are still assessing our business plans and the impact COVID-19 may have on our business operations, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-019 or its consequences, including ceasing our exploration operations.

Disruptions to our information technology systems, including future cyber-attacks and security breaches, and the costs of maintaining secure and effective information technology systems could negatively affect our business. The operations of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on technology to securely maintain confidential and proprietary information maintained on our information systems, and continue to invest in maintaining and upgrading these systems and applications to ensure risk is controlled. Regardless of our efforts to maintain and upgrade our cyber security systems, there can be no assurance that we will not suffer an intrusion, that unauthorized parties will not gain access to confidential or personal information, or that any such incident will be discovered promptly. The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target, and we may be unable to anticipate these techniques or implement adequate preventative measures. The failure to promptly detect, determine the extent of and appropriately respond to a significant data security breach could have a material adverse impact on our business, financial condition and results of operations. In addition, the unavailability of the information systems or failure of these systems to perform as anticipated for any reason, including a major disaster or business interruption resulting in an inability to access data stored in these systems or sustain the data center systems necessary to support functions to meet our needs, and any inability to respond to, or recover from, such an event, could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer.

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

The Company is primarily engaged in the exploration and development of natural resource properties. Its principal business activities have been the exploration of certain properties located in the state of Nevada in the United States.

Please refer to Note 6 of the financial statements for information regarding the Company’s exploration and evaluation assets.

B. Business Overview

Operations and Principal Activities

Presently, the Company’s principal business activity is the exploration of three mineral properties consisting of the Norma Sass claims the JDN claims and Eagle claims all located in the Crescent Valley region along Nevada’s Cortez Gold Trend, Nevada, USA. The Company is in the process of exploring these three mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and future exploration will be required before final evaluation as to the economic and legal feasibility is determined. The Company also has a net smelter returns royalty (“NSR”) on its former property, the Robertson Mining claims, sold to Barrick Cortez Gold Corp. on June 8, 2017. In connection with the sale of Robertson Mining claims to Barrick Gold (now Nevada Gold Mines, or NGM), we received a sliding scale 1% to 2.25% net smelter returns royalty, payable quarterly, subject to potential advance royalty payments, as well as a right of first refusal enabling NGM to acquire the NSR in the event that we wish to sell the NSR to any third party. The royalty increases with increases in the price of gold. We have yet to receive any amounts under the NSR.

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

Government Regulation

We are subject to various federal and state laws and regulations including environmental laws and regulations. Environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental regulation also requires that facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental regulation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties and failure to comply with environmental regulations may result in the imposition of fines and penalties. We believe that we are in substantial compliance with such laws and regulations; however, such laws and regulations may change in the future in a manner which will increase the burden and cost of compliance.

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

C. Organizational Structure

The Company has one wholly-owned subsidiary consisting of Coral Resources, Inc., a Nevada corporation, which holds title to the Company’s mining claims located in Nevada. The Company also owns 98.49% of Marcus Corporation, which is a Nevada corporation.

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

Net Smelter Returns Royalty - Robertson Mining Claims, Nevada, U.S.A.

On June 8, 2017, Coral completed the purchase and sale agreement with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson mining claims in Lander County, Nevada, to Barrick in consideration of:

1.	The payment to Coral of US$15.75 million (Cdn $21.84 million based on the closing exchange rate) in cash ;

2.	The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.5% of the Company’s basic common shares outstanding as of June 8, 2017) which common shares have been cancelled by the Company; and

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

Mining Claims

(i) Norma Sass Claims, Nevada U.S.A.

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

(ii) JDN Claims, Nevada, U.S.A. (formerly known as the JD Mining Claim)

Property Description and Location

The JDN claims are located approximately 10 miles northwest of the old Robertson mining claims near Barrick’s Hilltop deposit. The property is comprised of 27 claims covering roughly 550 acres. Access to the JDN Claims from Elko, Nevada, a regional mining supply center, is via Highways 80 and 306, a distance of approximately 64 miles to the community of Crescent Valley and then an additional 11 miles on a gravel access road from Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property. As of fiscal year 2001, the Company has written down the JDN Claims to a nominal value. There is no underground or surface plant or equipment located on the JDN Claims, nor any known body of commercial ore.

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

A. Operating Results

Year ended January 31, 2020 compared to the year ended January 31, 2019

Operating and administrative expenses

Operating and administrative expenses were $1,106,612 for the year ended January 31, 2020, compared to $878,566 for the year ended January 31, 2019, an increase of $228,046. This change relates to increased corporate activity, seeing consulting, office, and salaries & benefits expenses rise by $191,942 for the period as the Company evaluates ongoing and potential projects. As well, share-based payments of $317,283 is an increase of $22,851 over the prior period and is driven by differences in valuation assumptions related to stock options.

Income/Loss for the year

Net loss for the year ended January 31, 2020, was $531,945 compared to net income of $704,296 for the year ended January 31, 2019, a decrease of $1,236,241. The change between the two years relates primarily to fluctuations in foreign exchange, where the current years gain was $102,532, compared to $1,150,371 in the prior period, for a total decrease of $1,047,839.

Further, the Company recorded no current income tax recovery for the year ended January 31, 2020, compared to that of $309,024 in the year ended January 31, 2019. The tax recovery in the previous period is a direct result of adjustments to income taxes payable as a result of the gain on the sale of the Robertson Property during the year ended January 31, 2018, with no comparable transaction in the current year.

Deferred income tax recovery for the year ended January 31, 2020, was $11,000 compared to deferred income tax expense of $13,000 in the year ended January 31, 2019. The change of $24,000 is a result of exploration work performed during the year ended January 31, 2020, as well as the application of non-capital loss carry forwards on any income earned.

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

Year ended January 31, 2019 compared to the year ended January 31, 2018

Operating and administrative expenses

Operating and administrative expenses were $878,566 for the year ended January 31, 2019, compared to $1,375,982 for the year ended January 31, 2018, a decrease of $497,416. This is a result of lower share-based payments of 294,432 due to stock options vesting over a one year period under the current year option plan, whereas stock options vested immediately in previous years under the previous. As well, the decrease is driven by lower consulting fees, management fees and salaries and benefits, with a total decrease of $160,771. The decrease relates to lower corporate activity as a result of the completion of the sale of the Robertson Property in the previous year, as well as one-time bonus payments made to key management and employees on completion of the transaction.

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

B. Liquidity and Capital Resources

At January 31, 2020, the Company had working capital of $11,015,424 and cash and cash equivalents of $10,688,861.

During the year ended January 31, 2020, the Company received $205,425 from the issuance of common shares from the exercise of options. These funds will be used to maintain the Company's existing operations and for general working capital requirements. The Company is in the exploration stage. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital, if required.

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

F. Tabular Disclosure of Contractual Obligations

As at January 31, 2020, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$71,548	$71,548	$-	$-	$-
Current Tax Liability	-	-	-	-	-
Deferred Tax Liability	44,000	-	-	-	44,000
Total	$115,548	$71,548	$-	$-	$44,000

The Company has a cost-sharing agreement to reimburse a related company, Oniva International Services Corp. (“Oniva”), for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

As of January 31, 2020, the Company had no other contractual obligations.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at May 27, 2020. The directors are elected for a term of one year at the annual meeting of shareholders. Subject to Board approval, the Company anticipates that it will hold its 2020 annual general meeting on or around October 8, 2020 this year.

Name	Position Held with the Company	Principal Occupation	Director/Officer Since
Ronald Andrews	Director and Chairman of the Board	Director of Bonner Mall Partnership. Owner and operator of Andrews Orchards	January 2010
David Wolfin	Director, President & Chief Executive Officer	Director, President and CEO of the Company, and of Avino Silver & Gold Mines Ltd. and Gray Rock Resources Ltd.	September 1997
Andrew Kaplan	Director	Business Consultant	July 2012
Russell Price	Director	Senior Account Executive and Resource Specialist at Nelson Securities Inc., and licensed professional geologist.	July 2018
Dorothy Chin	Corporate Secretary	Corporate Secretary of the Company, and of Avino Silver & Gold Mines, and Gray Rock Resources Ltd.	July 2015
Nathan Harte	Chief Financial Officer	CPA, Chief Financial Officer of the Company and of Avino Silver & Gold Mines Ltd., and Gray Rock Resources Ltd.	November 2018

B. Compensation

During the last completed fiscal year, the Company had two executive officers, namely its Chief Executive Officer (“CEO”), David Wolfin and its Chief Financial Officer (“CFO”), Nathan Harte.

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

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies, they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

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

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended January 31, 2018, 2019 and 2020 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)[1]	Option-based awards ($)[2]	Non-equity incentive plan compensation ($)[3]	Pension value ($)[4]	All other compensation ($)[5]	Total compensation ($)
David Wolfin	2020	$72,000	NIL	$97,725	NIL	NIL	NIL	$169,725
President, CEO	2019	$72,000	NIL	$109,624	NIL	NIL	NIL	$181,624
& Director(6)	2018	$54,500	NIL	$192,000	NIL	NIL	$100,000	$346,500

Nathan Harte,	2020	$58,871	NIL	$12,335	NIL	NIL	NIL	$71,206
CFO(7)	2019	$5,182	NIL	$5,074	NIL	NIL	NIL	$10,256

___________

(1)	The Company does not currently have any share-based award plans.
(2)	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended January 31, 2020, 1,120,000 options were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.47%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 90.47%.
(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	Discretionary cash payment of incentive bonuses.
(6)	Mr. Wolfin’s compensation was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.
(7)	Mr. Nathan Harte was appointed Chief Financial Officer on November 21, 2018.

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

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at January 31, 2020:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin	400,000	$0.41	Nov 14, 2024	$48,000	Nil	Nil	Nil
President,	500,000	$0.380	Sept 4, 2023	$75,000	Nil	Nil	Nil
CEO and Director	600,000	$0.355	Jul 5, 2022	$105,000	Nil	Nil	Nil

Nathan Harte	65,000	$0.41	Nov 14, 2024	$7,800	Nil	Nil	Nil
CFO(2)	40,000	$0.380	Sept 4, 2023	$6,000	Nil	Nil	Nil
	25,000	$0.355	July 5, 2022	$4,375	Nil	Nil	Nil

__________

(1)	In-the-Money Options are the difference between the market value of the underlying securities at January 31, 2020 and the exercise price of the option. The closing market price for the Company's common shares as at January 31, 2020 was $0.53 per common share.
(2)	Mr. Nathan Harte was appointed Chief Financial Officer on November 21, 2018.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended January 31, 2020:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	97,725	Nil	Nil

Nathan Harte CFO(1)	12,335	Nil	Nil

___________

(1)	Mr. Nathan Harte was appointed Chief Financial Officer on November 21, 2018.

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

5) Termination and Change of Control Benefits

On February 1, 2015, the Company entered into a consulting agreement with Intermark Capital Corporation (the “Consultant”), a company owned by David Wolfin and on July 1, 2017, the Company further amended the consulting agreement which contains certain provisions in connection with termination of engagement or change of control. On February 1, 2020 the Company renewed the consulting agreement with Intermark Capital Corporation for another five years ending on January 31, 2025.

The consulting agreement can be terminated at any time as follows:

(a)	by the Consultant electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual Consulting fee; and

(c)	by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate the consulting agreement, then the Consultant will be immediately entitled to a termination payment equal to $750,000.

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

The following table sets forth the value of all compensation paid to the non-officer directors during the most recently completed financial year ended January 31, 2020:

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)	Pension value(4) ($)	All other compensation ($)	Total ($)
Gary Robertson*(5)	7,500	NIL	21,925	NIL	NIL	NIL	29,425
Ronald Andrews*	15,000	NIL	35,972	NIL	NIL	NIL	50,972
Andrew Kaplan*	15,000	NIL	29,127	NIL	NIL	NIL	44,127
Russell Price*	15,000	NIL	37,721	NIL	NIL	NIL	52,721

_________

*	Independent and Non-Employee Directors
(1)	The Company does not currently have any share-based award plans.
(2)	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended January 31, 2020, 1,120,000 options were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.7%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 90.47%.
(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	Mr. Gary Robertson did not stand for election on July 18, 2019.

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2020:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[2]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Gary Robertson(3)	100,000	$0.38	Sept 4, 2023	$15,000	Nil	Nil	Nil
	250,000	$0.355	July 5, 2022	$43,750	Nil	Nil	Nil

Ronald Andrews	200,000	$0.41	Nov 14, 2024	$20,000	Nil	Nil	Nil
	100,000	$0.38	Sept 4, 2023	$15,000	Nil	Nil	Nil
	200,000	$0.355	July 5, 2022	$35,000	Nil	Nil	Nil

Andrew Kaplan	150,000	$0.41	Nov 14, 2024	$18,000	Nil	Nil	Nil
	100,000	$0.38	Sept 4, 2023	$15,000	Nil	Nil	Nil
	200,000	$0.355	July 5, 2022	$35,000	Nil	Nil	Nil

Russell Price	150,000	$0.41	Nov 14, 2024	$18,000	Nil	Nil	Nil
	200,000	$0.38	Sept 4, 2023	$30,000	Nil	Nil	Nil

___________

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The in-the-money option value is the difference between the market value of the underlying securities as at January 31, 2020 and the exercise price of the option. The closing market price of the Company’s common shares as at January 31, 2020 was $0.53 per common share.
(3)	Mr. Gary Robertson did not stand for election on July 18, 2019.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended January 31, 2020:

Name (1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gary Robertson(3)	8,594	Nil	Nil
Ronald Andrews	35,972	Nil	Nil
Andrew Kaplan	29,127	Nil	Nil
Russell Price	37,721	Nil	Nil

__________

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(3)	Mr. Gary Robertson did not stand for re-election on July 18, 2019.

Termination of Employment, Changes in Responsibilities and Employment Contracts

On February 1, 2020, the Company renewed a consulting agreement with Intermark Capital Corporation (the “Consultant”), a company owned by David Wolfin for a term of five years ending on January 31, 2025 which contains certain provisions in connection with termination of engagement or change of control.

Please see “Termination and Change of Control Benefits” above for details.

C. Board Practices

The Board is currently comprised of four directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Company’s previous annual general meeting, held on July 18, 2019, the shareholders elected Ronald Andrews, Andrew Kaplan, Russell Price and David Wolfin as directors. Subject to Board approval, the Company anticipates that it will hold its 2020 annual general meeting on or around October 8, 2020. Prior to such meeting, shareholders will receive Notice of Meeting and Information Circular regarding the purpose of the meeting.

The Board has considered the relationship of each director to the Company and considers three of the four directors to be “unrelated” (Messrs. Andrews, Kaplan, and Price). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

The Governance and Nominating Committee currently consists of three directors, Andrew Kaplan, Ronald Andrews and Russell Price, all of whom are considered independent.

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

The Audit Committee consists of Ronald Andrews, Andrew Kaplan, and Russell Price, all of whom are financially literate. Currently, the Audit Committee has at least one member with accounting or related financial management expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with IFRS. All of the Audit Committee Members are independent, having no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

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

The Compensation Committee consists of three directors (Messrs. Andrews, Kaplan and Price), all of whom are considered independent.

D. Employees

As at January 31, 2020, the Company had no employees. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva.

E. Share Ownership

The following table sets out the share ownership of the individuals referred to in “Compensation” as of May 27, 2020:

Name of Beneficial Owner	Number of Shares	Percent
Ronald Andrews	821,500	1.77%
Russell Price	Nil	*
David Wolfin	16,789,984	36.24%
Andrew Kaplan	575,000	1.24%
Nathan Harte	30,000	*

__________

*Less than one percent.

Outstanding Options

The following information, as of May 27, 2020, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
David Wolfin	400,000	Nov 14, 2019	$0.41	Nov 14, 2024
President,	500,000	Sept 4, 2018	$0.38	Sept 4, 2023
CEO and Director	600,000	July 5, 2017	$0.355	July 5, 2022

Nathan Harte	65,000	Nov 14, 2019	$0.41	Nov 14, 2024
CFO	40,000	Sept 4, 2018	$0.38	Sept 4, 2023
	25,000	July 5, 2017	$0.355	July 5, 2022

Ronald Andrews	200,000	Nov 14, 2019	$0.41	Nov 14, 2024
Director	100,000	Sept 4, 2018	$0.38	Sept 4, 2023
	200,000	July 5, 2017	$0.355	July 5, 2022

Gary Robertson*	100,000	Sept 4, 2018	$0.38	Sept 4, 2023
Director	250,000	July 5, 2017	$0.355	July 5, 2022

Andrew Kaplan	150,000	Nov 14, 2019	$0.41	Nov 14, 2024
Director	100,000	Sept 4, 2018	$0.38	Sept 4, 2023
	200,000	July 5, 2017	$0.355	July 5, 2022

Russell Price	150,000	Nov 14, 2019	$0.41	Nov 14, 2024
Director	200,000	Sept 4, 2018	$0.38	Sept 4, 2023

________________

*Mr. Gary Robertson did not stand for election on July 18, 2019.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of May 27, 2020, to the knowledge of the Company, no person owned more than five (5%) per cent of the outstanding shares of each class of the Company’s voting securities other than:

Name	Number of Voting Securities	Percentage
David Wolfin	16,789,984	36%

B. Related Party Transactions

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere are as follows:

a) Management transactions

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers during the years ended January 31, 2020, 2019, and 2018 are as follows:

	2020	2019	2018
Salaries, bonuses, fees and benefits
Members of the Board of Directors	$132,228	$124,500	$191,575
Other members of key management	92,019	37,801	55,071

Share-based payments
Members of the Board of Directors	209,032	219,248	400,000
Other members of key management	30,967	32,480	72,000
	$464,247	$414,029	$718,646

b) In the normal course of operations, the Company transacts with companies related to its directors or officers. The following amounts are payable to related parties:

	January 31, 2020	January 31, 2019
Directors	$15,000	$11,250
Oniva International Services Corp. (i)	36,109	20,217
	$51,109	$31,467

___________

(i) Oniva is a private company owned by Mr. David Wolfin.

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 10 of the audited consolidated financial statements. The transactions with Oniva during the years ended January 31, 2020, 2019, and 2018 are summarized below:

	2020	2019	2018
Salaries and benefits	$216,696	$118,361	$105,344
Office and miscellaneous	160,767	77,443	66,663
	$377,463	$195,804	$172,007

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. David Wolfin, President & CEO, and a director of the Company is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company are included under Item 18 to this Annual Report and include the following:

•	Report of Independent Registered Public Accounting Firm;

•	Consolidated Statements of Financial Position as at January 31, 2020 and January 31, 2019;

•	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended January 31, 2020, 2019 and 2018;

•	Consolidated Statements of Changes in Equity for the years ended January 31, 2020, 2019 and 2018;

•	Consolidated Statements of Cash Flows for the years ended January 31, 2020, 2019 and 2018; and

•	Notes to the Consolidated Financial Statements.

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since January 31, 2020.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common shares are listed on the TSX Venture Exchange (“TSX-V”) under symbol “CLH” and quoted on the OTCQX under the symbol “CLHRF”. No suspensions regarding our common shares have occurred during the past 3 years.

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

Currently, there are no residency requirements in British Columbia (“BC”) for directors of BC companies. The director must be of the full age of 18 years and there is no minimum share ownership to be a director. No person shall be a director of the Company who is not capable of managing their own affairs, is an un-discharged bankrupt, convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years, or a person that has had a registration in any capacity under the “British Columbia Securities Act” or the “British Columbia Mortgage Brokers Act” canceled within the last five years.

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

On February 1, 2020, the Company renewed its consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin for another five years ending on January 31, 2025.

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

The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of January 31, 2020 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was not effective as at January 31, 2020 due to the following material weaknesses: (i) due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and (ii) due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

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

Attestation Report of the Registered Public Accounting Firm

An attestation report by the Company’s Registered Public Accounting Firm is not required because the Company is not an accelerated flier.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting in the year ended January 31, 2020.

Item 16. [Reserved]

Not Applicable.

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Andrew Kaplan is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act, and that Mr. Kaplan is independent as defined in the NASDAQ listing rules.

Item 16B. Code of Ethics

The Company has not adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same. In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended January 31, 2020 and 2019 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for the audit of the Company’s annual financial statements for the fiscal year ended January 31, 2020 are estimated to be $35,000. The aggregate fees billed by Manning Elliott LLP for the fiscal year ended January 31, 2019 were $42,500.

Audit-Related Fees

The audit related fees billed by Manning Elliott LLP for the year ended January 31, 2020 are estimated to be $2,000. The audit related fees billed by Manning Elliott for the year ended January 31, 2019 were $2,000. These fees relate to the services provided with respect to the Company’s Form 20-F.

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended January 31, 2020 are estimated to be $3,250. The tax fees billed by Manning Elliott LLP for the year ended January 31, 2019 were $3,250. The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent registered public accounting firm were $Nil for the fiscal years ended January 31, 2020 and 2019, respectively.

The Audit Committee approved the fees paid to the principal accountant for audit-related, tax and other fees in the year ended January 31, 2020 and 2019. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

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

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The following Consolidated Financial Statements pertaining to the Company are filed as part of this annual report:

Item 19. Exhibits

Exhibit Number	Name
1.1	Memorandum of Coral Gold Resources Ltd.*
1.2	Articles of Coral Gold Resources Ltd.*
1.3	Amended Articles of Coral Gold Resources Ltd.
4.1	Consulting agreement between Coral Gold Resources Ltd. and Intermark Capital Corporation (David Wolfin) dated February 1, 2020
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act

________

* Previously filed.

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Consolidated Financial Statements

For the Years Ended January 31, 2020, 2019, and 2018

(Expressed in Canadian Dollars)

-44-

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

The consolidated financial statements as at January 31, 2020 and 2019 and for the years ended January 31, 2020, 2019, and 2018 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer
May 14, 2020	May 14, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Coral Gold Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at January 31, 2020 and 2019, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended January 31, 2020, 2019 and 2018, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2020 and 2019, and its financial performance and its cash flows for the years ended January 31, 2020, 2019 and 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ MANNING ELLIOTT LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

May 14, 2020

We have served as the Company’s auditor since 2013.

CORAL GOLD RESOURCES LTD. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	Note	January 31, 2020	January 31, 2019

ASSETS
Current assets
Cash and cash equivalents		$10,688,861	$8,308,884
Term deposits		-	9,656,320
Other amounts receivable		8,369	7,064
Prepaid expenses	10b	389,742	33,966
Total current assets		11,086,972	18,006,234

Exploration and evaluation assets	6	280,079	236,887
Royalty receivable	7	4,205,261	3,969,356
Investments	8	2,674,862	10,280
Total assets		$18,247,174	$22,222,757

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$56,548	$46,056
Amounts payable to related parties	10b	15,000	31,467
Current income tax liability	15	-	2,834,277
Total current liabilities		71,548	2,911,800

Deferred tax liability	15	44,000	55,000
Total liabilities		115,548	2,966,800

EQUITY
Share capital	9	43,043,557	43,833,127
Equity reserves		1,297,224	1,192,691
Accumulated other comprehensive income		31,062	4,611
Accumulated deficit		(26,250,537)	(25,784,792)
Equity Attributable to Shareholders of the Company		18,121,306	19,245,637
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		18,131,626	19,255,957
Total Liabilities and Equity		$18,247,174	$22,222,757

Commitments – Note 11

Subsequent events – Note 17

Approved by the Board of Directors on May 14, 2020:

/s/ David Wolfin	Director	/s/ Ron Andrews	Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

	Note	2020	2019	2018

Operating and Administrative Expenses
Consulting fees		$84,712	$60,000	$97,500
Depreciation		-	1,079	1,670
Directors’ fees		60,000	52,500	33,750
Finance costs		-	-	6,786
Investor relations		47,822	49,670	60,603
Management fees		72,000	72,000	154,500
Office and miscellaneous		116,370	55,001	28,123
Professional fees		67,112	66,702	169,845
Listing and filing fees		54,511	56,237	69,670
Salaries and benefits		224,547	118,686	159,457
Share-based payments	9	317,283	294,432	565,250
Travel		62,255	52,259	28,828
		1,106,612	878,566	1,375,982

Loss Before Other Items and Income Taxes		(1,106,612)	(878,566)	(1,375,982)

Other Items
Interest income		262,729	233,671	-
Other income		-	3,784	-
Gain on sale of exploration and evaluation assets	5	-	-	5,871,719
Finance income	7	198,406	189,154	117,379
Gain on sale of investments	8	-	14,635	93,693
Foreign exchange gain (loss)		102,532	1,150,371	(907,286)
Loss on sale of fixed assets		-	(15,641)	(34,183)
Other expenses		-	(289,136)	-
Income (Loss) Before Income Taxes		(542,945)	408,272	3,765,340
Income Tax Recovery (Expense)
Current income tax recovery (expense)	15	-	309,024	(2,751,000)
Deferred income tax recovery (expense)	15	11,000	(13,000)	1,001,000
		11,000	296,024	(1,750,000)

Net Income (Loss)		(531,945)	704,296	2,015,340
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	8	26,451	(19,197)	(57,269)
Comprehensive Income (Loss)		$(505,494)	$685,099	$1,958,071
Earnings (Loss) per Share - Basic and Diluted		$(0.01)	$0.01	$0.04

Weighted Average Number of Common Shares Outstanding	3
Basic		47,466,277	48,672,608	47,570,158
Diluted		47,466,277	49,826,429	50,509,282

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Consolidated Statements of Changes in Equity (Expressed

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total
Balance, January 31, 2017		48,850,337	$45,495,382	$667,335	$404,469	$1,071,804	$81,077	$(28,811,050)	$10,320	$17,847,533
Common shares issued for cash:
Exercise of stock options	9	510,000	249,209	(98,609)	-	(98,609)	-	-	-	150,600
Exercise of warrants and compensation options		3,965,000	481,315	-	(76,565)	(76,565)	-	-	-	404,750
Less: Share issuance costs		-	(5,850)	-	-	-	-	-	-	(5,850)
Common shares returned to treasury and cancelled	9	(4,150,000)	(1,411,000)	-	-	-	-	-	-	(1,411,000)
Common shares repurchased and cancelled		(911,500)	(320,431)	-	-	-	-	-	-	(320,431)
Common shares repurchased in treasury		(432,500)	(132,309)	-	-	-	-	-	-	(132,309)
Share-based payments	9	-	-	565,250	-	565,250	-	-	-	565,250
Transfer of expired/cancelled options and warrants		-	-	(269,581)	(10,000)	(279,581)	-	279,581	-	-
Unrealized gain on investment in securities, net of tax	8	-	-	-	-	-	(57,269)	-	-	(57,269)
Net loss for 2018		-	-	-	-	-	-	2,015,340	-	2,015,340
Balance, January 31, 2018		47,831,337	$44,356,316	$864,395	$317,904	$1,182,299	$23,808	$(26,516,129)	$10,320	$19,056,614
Common shares issued for cash:
Exercise of stock options	9	205,000	86,700	(36,350)	-	(36,350)	-	-	-	50,350
Exercise of warrants and compensation options		3,469,500	741,073	-	(220,649)	(220,649)	-	-	-	520,424
Common shares returned to treasury and cancelled	9	(3,462,500)	(1,350,962)	-	-	-	-	-	-	(1,350,962)
Share-based payments	19	-	-	294,432	-	294,432	-	-	-	294,432
Transfer of expired/cancelled options and warrants		-	-	(26,500)	(541)	(27,041)	-	27,041	-	-
Unrealized loss on investment in securities, net of tax	8	-	-	-	-	-	(19,197)	-	-	(19,197)
Net loss for 2019			-	-	-	-	-	704,296	-	704,296
Balance, January 31, 2019		48,043,337	$43,833,127	$1,095,977	$96,714	$1,192,691	$4,611	$(25,784,792)	$10,320	$19,255,957
Common shares issued for cash:
Exercise of stock options	9	840,000	351,975	(146,550)	-	(146,550)	-	-	-	205,425
Less: Share issuance costs		-	(10,886)	-	-	-	-	-	-	(10,886)
Common shares returned to treasury and cancelled	9	(2,536,500)	(1,130,659)	-	-	-	-	-	-	(1,130,659)
Share-based payments	9	-	-	317,283	-	317,283	-	-	-	317,283
Transfer of expired/cancelled options and warrants		-	-	(66,200)	-	(66,200)	-	66,200	-	-
Unrealized loss on investment in securities, net of tax	8	-	-	-	-	-	26,451	-	-	26,451
Net loss for 2020		-	-	-	-	-	-	(531,945)	-	(531,945)
Balance, January 31, 2020		46,346,837	$43,043,557	$1,200,510	$96,714	$1,297,224	$31,062	$(26,250,537)	$10,320	$18,131,626

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Consolidated Statements of Cash Flows For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

	Note	2020	2019	2018

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$(531,945)	$704,296	$2,015,340
Adjustments for non-cash items:
Current income tax expense (recovery)		-	(309,024)	2,751,000
Deferred income tax expense (recovery)		(11,000)	13,000	(1,001,000)
Depreciation		-	1,079	1,670
Finance costs		-	-	6,786
Finance income		(198,406)	(189,154)	-
Foreign exchange gain		(30,500)	(1,225,704)	(507,302)
Gain on sale of investments		-	(14,635)	(93,693)
Gain on sale of exploration and evaluation assets		-	-	(5,871,719)
Other expenses		-	289,136	-
Share-based payments		317,283	294,432	565,250

		(461,568)	(436,574)	(2,133,668)
Net change in non-cash working capital	14	(3,197,331)	76,312	(113,747)
		(3,658,899)	(360,262)	(2,247,415)

Investing Activities
Expenditures on exploration and evaluation assets		(43,192)	(45,879)	(265,059)
Proceeds on sale of mineral property		-	-	20,184,056
Proceeds on sale of investments		-	27,488	109,562
Increase in investments		(2,658,284)	-	-
Decrease in term deposits		9,656,320	(5,961,905)	(3,694,415)
Decrease in reclamation bond		-	-	83,277
		6,954,844	(5,980,296)	16,417,421

Financing Activities
Issuance (repurchase) of shares for cash, net		(936,119)	(780,188)	96,760

Effect of exchange rate fluctuations on cash and cash equivalents		20,151	1,108,197	(180)

Change in cash and equivalents		2,379,977	(6,012,549)	14,266,586
Cash and cash equivalents, beginning of year		8,308,884	14,321,433	54,847
Cash and cash equivalents, end of year		$10,688,861	$8,308,884	$14,321,433

Cash and cash equivalents consists of:
Cash		$804,520	$4,592,134	$5,722,848
Term deposits maturing in less than 90 days		9,884,341	3,716,750	8,598,585
		$10,688,861	$8,308,884	$14,321,433

Supplementary cash flow disclosures – Note 14

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

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

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company’s ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or alternatively the ability of the Company to raise financing.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its US subsidiaries as follows:

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation (up until December 30, 2019)	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

During the year ended January 31, 2020, Coral Energy Corporation was dissolved.

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

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 14, 2020.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

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

d)	Measurement of royalty receivable and royalty interest

The Company measured the fair value of the Company’s royalty receivable relating to the Robertson Property as the present value of the minimum payments that will be made, if the Robertson Property does not enter the production stage and earns revenues. The valuation method requires the input of a discount rate, and takes into account the timing of the payments, which have been specified in the underlying transaction agreement. Changes in the input assumptions such as the discount rate can materially affect the fair value estimate. A nominal value of $1 was attributed to the royalty interest in excess of the royalty receivable, and has been classified as an exploration and evaluation asset.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

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

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method, and is recognized in interest and other income, on the consolidated statements of operations and comprehensive income (loss).

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

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

Financial liabilities at amortized cost include accounts payable and amounts due to related parties.

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets (continued)

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

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of operations and comprehensive income (loss).

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

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

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrants, are allocated based on the relative fair value approach which considers the value determined by the black scholes option pricing model for the warrants.

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue, when earned, is expected to be comprised of revenue from contracts with customers under its royalty interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement. In accordance with IFRS 15 Revenue from Contracts with Customers, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The calculations for basic and diluted earnings (loss) per share are as follows:

	2020	2019	2018
Net income (loss) for the period	$(531,945)	$704,296	$2,015,340
Basic weighted average number of shares outstanding	47,466,277	48,672,608	47,570,158
Dilutive stock options	-	700,150	606,119
Dilutive warrants	-	453,671	2,333,005
Diluted weighted average number of shares outstanding	47,466,277	49,826,429	50,509,282
Basic earnings (loss) per share	$(0.01)	$0.01	$0.04
Diluted earnings (loss) per share	$(0.01)	$0.01	$0.04

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

4. RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaces IAS 17 Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company has applied IFRS 16 at the date it became effective using a modified retrospective approach. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS (continued)

At the inception of a contract, the Company assesses whether a contract is or contains a lease. If so, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which consists of:

•	The amount of the initial measurement of the lease liability;
•	Any lease payments made at or before the commencement date;
•	Any indirect costs incurred;
•	An estimate of costs to dismantle or remove the underlying asset or to restore the site on which the asset is located; and
•	Any incentives received from the lessor.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The Company has elected to apply the practical expedients in IFRS 16 and reviewed all existing leases and concluded that all leases that were previously expensed over the lease term where considered to be either short-term leases or leases of low value assets, and therefore there is no impact to the consolidated financial statements upon adoption of IFRS 16.

IFRIC 23 - Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation provides guidance on the accounting for current and deferred income tax liabilities and assets when there is uncertainty over income tax treatments. IFRIC 23 was applicable for annual periods beginning on or after January 1, 2019.

IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If the treatment is likely to be accepted, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If not, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

The Company adopted IFRIC 23 in its consolidated financial statements for the annual period beginning on January 1, 2019, with no impact thereon.

Changes in accounting standards not yet effective:

IFRS 3 – Definition of a Business

In October 2018, the IASB issued amendments to IFRS 3 Definition of a Business which:

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS (continued)

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. Earlier application is permitted. The Company does not expect any material impact upon adoption.

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

5. DISPOSITION OF EXPLORATION AND EVALUATION ASSETS (continued)

The fair value of the royalty receivable (Note 7) was estimated based on the present value of the advance royalty payments, using a discount rate of 5.04%. A value of $1 was allocated to the royalty interest above the estimated fair value of the non-refundable advanced royalty payments.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

As a result of the transaction, the Company recorded a gain of $5,871,719, net of transaction costs, which has been included in Other Items on the consolidated statements of operations and comprehensive income (loss).

6. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf & Norma Sass Claims	Eagle & JDN Claims	Robertson Royalty Interest	Total

Balance, January 31, 2018	$-	$162,595	$37,252	$1	$199,848

Exploration costs during the year:
Drilling	-	8,823	-	-	8,823
Royalties	-	4,695	-	-	4,695
Taxes, licenses and permits	-	7,836	15,685	-	23,521

Balance, January 31, 2019	$-	$183,949	$52,937	$1	$236,887

Exploration costs during the year:
Consulting	-	-	13,612	-	13,612
Drilling	-	-	-	-	-
Royalties	-	4,686	-	-	4,686
Taxes, licenses and permits	-	8,294	16,600	-	24,894

Balance, January 31, 2020	$-	$196,929	$83,149	$1	280,079

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS (continued)

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

7. ROYALTY RECEIVABLE

A reconciliation of the royalty receivable balance is as follows:

	January 31, 2020	January 31, 2019

Beginning balance	$3,969,356	$3,540,753
Finance income	198,406	189,154
Change in foreign exchange rate	37,499	239,449
	$4,205,261	$3,969,356

8. INVESTMENTS

a)	Common shares

At January 31, 2020, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Discovery Metals Corp.	20,350	$1,957	$11,881	13,838
VBI Vaccines Inc.	2,000	4,232	(1,492)	2,740
		$6,189	10,389	$16,578

At January 31, 2019, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	37,000	$1,957	$3,778	$5,735
VBI Vaccines Inc.	2,000	4,232	150	4,382
Great Thunder Gold Corp.	10,819	866	(703)	163
		$7,055	3,225	$10,280

During the year ended January 31, 2020, the Company recorded an unrealized gain of $6,299 (2019 – loss of $19,197; 2018 – loss of $57,269) on investments in marketable securities, representing the change in fair value during the year.

During the year ended January 31, 2020, Discovery Metals Corp. (“Discovery”) acquired Levon Resources Ltd. (“Levon”). As a result of the transaction, the Company received 20,350 common shares of Discovery in exchange for the previously-owned 37,000 common shares of Levon.

During the year ended January 31, 2020, the Company sold 2,704 (2019 – Nil, 2018 – Nil) shares of Great Thunder Gold Corp. for gross proceeds of $379 (2019 – $Nil, 2018 – $Nil). As a result, the Company recorded a loss on sale of investments of $595 for the year ended January 31, 2019 (gain of 2019 – $14,635, 2018 – gain of $93,693).

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

8. INVESTMENTS (continued)

b)	Other investments

During the year ended January 31, 2020, the Company purchased US$2,000,000 ($2,646,600 based on the closing US dollar to Canadian dollar exchange rate at January 31, 2020) in principal-protected notes that mature on November 22, 2021. During the year ended January 31, 2020, the Company recorded $11,684 (2019 – Nil, 2018 – Nil) in unrealized interest income on the appreciation of these investments. As at January 31, 2020, the fair value of the investments was $2,658,284.

9. SHARE CAPITAL AND SHARE-BASED PAYMENTS

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during 2020 and 2019

During the year ended January 31, 2020, the Company issued 840,000 common shares upon the exercise of stock options for gross proceeds of $205,425.

During the year ended January 31, 2019, the Company issued 205,000 common shares upon the exercise of stock options for gross proceeds of $50,350.

During the year ended January 31, 2019, the Company issued 3,469,500 common shares upon the exercise of warrants for gross proceeds of $520,524.

During the year ended January 31, 2018, the Company issued 510,000 common shares upon the exercise of stock option for gross proceeds of $150,600.

During the year ended January 31, 2018, the Company issued 3,965,000 common shares upon the exercise of warrants for gross proceeds of $404,750

c)	Share repurchases and cancellations

Normal Course Issuer Bids (“NCIB”)

2019-2020 NCIB

On August 28, 2019, the Company announced that the TSX Venture Exchange (“TSX-V”) has accepted the Company’s notice for its third normal course issuer bid (the “Third NCIB”).

Pursuant to the Third NCIB, the Company may purchase up to 2,950,485 common shares up until August 28, 2020, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the year ended January 31, 2020, the Company purchased and cancelled 2,536,500 common shares (year ended January 31, 2019 – 2,781,000) pursuant to this NCIB. As at January 31, 2020 and 2019, the Company held no treasury shares associated with this NCIB.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

9. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

c)	Share repurchases and cancellations (continued)

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

2017-2018 NCIB

On June 26, 2017, the Company announced that the TSX Venture Exchange (“TSX-V”) had accepted the Company’s Notice for a NCIB

Pursuant to the NCIB, the Company may purchase up to 3,844,000 common shares up until June 26, 2018, which represents approximately 10% of the total public float (being total issued shares, less shares held by insiders, and their associates and affiliates.

During the year ended January 31, 2019, the Company purchased 681,500 common shares (year ended January 31, 2018 – 1,344,000) and cancelled 1,114,000 common shares (year ended January 31, 2018 – 911,500) pursuant to this NCIB. As at January 31, 2019, this NCIB was completed and the Company held nil treasury shares (January 31, 2018 – 432,500 trasury shares) associated with this NCIB.

Cancellation of Shares – Sale of Robertson Property

During the year ended January 31, 2018, and pursuant to the closing of the transaction with Barrick (Note 5), 4,150,000 common shares of the Company were returned and cancelled.

d)	Share purchase warrants

A summary of the share purchase warrants issued, exercised and expired is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2018	3,484,500	$0.15
Exercised	(3,469,500)	$0.15
Expired	(15,000)	$0.15
Balance, January 31, 2019	-	-
Exercised	-	-
Expired	-	-
Balance, January 31, 2020	-	-

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

9. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

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

Stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding and exercisable, January 31, 2018	3,395,000	$0.29
Granted	1,545,000	$0.36
Exercised	(205,000)	$0.30
Cancelled	(85,000)	$0.29
Stock options outstanding and exercisable, January 31, 2019	4,650,000	$0.31
Granted	1,120,000	$0.41
Exercised	(840,000)	$0.24
Cancelled	(275,000)	$0.34
Expired	(60,000)	$0.29
Stock options outstanding, January 31, 2020	4,595,000	$0.36

A summary of stock options outstanding as at January 31, 2020 is as follows:

		Outstanding		Exercisable
Expiry Date	Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Outstanding	Weighted Average Remaining Contractual Life (Years)
October 6, 2020	$0.125	100,000	0.68	100,000	0.68
October 6, 2020	$0.150	100,000	0.68	100,000	0.68
October 6, 2020	$0.175	100,000	0.68	100,000	0.68
October 6, 2020	$0.200	100,000	0.68	100,000	0.68
October 6, 2020	$0.225	100,000	0.68	100,000	0.68
July 5, 2022	$0.355	1,530,000	2.43	1,530,000	2.43
September 4, 2023	$0.380	1,245,000	3.59	1,245,000	3.59
January 25, 2024	$0.390	200,000	3.99	200,000	3.99
November 14, 2024	$0.410	1,120,000	4.79	280,000	4.79

		4,595,000	3.20	3,755,000	2.84

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

9. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

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

	2020	2019	2018
Weighted average assumptions:
Risk-free interest rate	2.13%	2.12%	1.42%
Expected dividend yield	-	-	-
Expected option life (years)	5.00	5.00	4.96
Expected stock price volatility	89.70%	112.34%	129.96%
Forfeiture rate	-	-	-
Weighted average fair value at grant date	$0.27	$0.31	$0.32

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

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the years ended was as follows:

	2020	2019	2018

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$132,228	$124,500	$191,575
Other members of key management	92,019	37,801	55,071

Share-based payments
Members of the Board of Directors	209,032	219,248	400,000
Other members of key management	30,967	32,480	72,000
	$464,247	$414,029	$718,646

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

10. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b)	Amounts due to/from relates parties

In the normal course of operations, the Company transacts with companies with directors or officers in common. Advances to Oniva International Services Corp. (“Oniva”) of $364,390 (January 31, 2019 - $Nil) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at January 31, 2020. The following amounts are payable to related parties:

	January 31, 2020	January 31, 2019
Directors	15,000	11,250
Oniva International Services Corp.	-	20,217
	$15,000	$31,467

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 11. The transactions with Oniva during the year are summarized below:

	2020	2019	2018
Salaries and benefits	$216,696	$118,361	$105,344
Office and miscellaneous	160,767	77,443	66,663
	$377,463	$195,804	$172,007

Salaries and benefits above includes $92,019 (2019 – $37,801; 2018 – $55,071) for key management personnel compensation that has been included in Note 10(a).

11. COMMITMENTS

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

12. FINANCIAL INSTRUMENTS

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

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

12. FINANCIAL INSTRUMENTS (continued)

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents, term deposits and certain investments are exposed to credit risk.

The Company manages this credit risk by maintaining the majority of those instruments at high credit rated Canadian financial institutions.

Concentration of credit risk also exists with respect to the Company’s royalty receivable (see Note 7). The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2020	January 31, 2019

Cash and cash equivalents	$10,688,861	$8,308,884
Term deposits	-	9,656,320
Investments (Note 8(b))	2,658,284	-
Royalty receivable	4,205,261	3,969,356

Total	$17,552,406	$21,934,560

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2020, the Company had working capital of $11,015,424 (January 31, 2019 – $15,094,434). The Company has cash at January 31, 2020 in the amount of $10,688,861 (January 31, 2019 - $8,308,884) for short-term business requirements. Of this amount, $408,189 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 Statements of Cash Flows.

At January 31, 2020, the Company had current liabilities of $71,548 (January 31, 2019 - $2,911,800). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

12. FINANCIAL INSTRUMENTS (continued)

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

The Company is exposed to interest rate price risk with respect to cash equivalents, term deposits and certain investments, as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2020 and 2019.

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

The Company is exposed to foreign currency risk with respect to cash, royalty receivable and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2020		January 31, 2019

Cash and cash equivalents	US$	7,292,870	US$	5,842,116
Term deposits		-		7,360,000
Royalty receivable		3,177,859		2,988,169
Investments		2,008,830		-
Accounts payable		-		(65)
Current income tax liability		-		(2,160,272)

Net exposure	US$	12,479,559	US$	14,029,948

Canadian dollar equivalent		$16,514,200		$18,407,291

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2020, a 10% (2019 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,651,420 (2019 - $1,840,729).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

12. FINANCIAL INSTRUMENTS (continued)

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

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2020:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$10,688,861	$-	$-
Investments	2,674,862	-	-
	$13,363,723	$-	$-

13. CAPITAL MANAGEMENT

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the year ended January 31, 2020.

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

14. SUPPLEMENTARY CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	2020	2019	2018

Amounts receivable	$(1,305)	$80,896	$7,473
Prepaid expenses	(355,775)	(1,729)	(19,060)
Accounts payable and accrued liabilities	(757)	5,543	(28,621)
Amounts payable to related parties	(5,217)	(8,398)	(73,539)
Current income tax liability	(2,834,277)	-	-
	$(3,197,331)	$76,312	$(113,747)

Supplementary Cash Flow Disclosures:
Cash paid during the year for:
Interest expense	$-	$-	$-
Income taxes	$2,969,134	$81,238	$-

15. INCOME TAXES

Income tax recovery (expense) differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income (loss) before future income taxes. For the year ended January 31, 2020, the Canadian federal and provincial statutory rate is 27% (2019 - 27%, 2018 – 26%).

	2020	2019	2018

Expected income tax recovery (expense)	$144,000	$(110,000)	$(982,000)
Permanent differences	(72,000)	(113,000)	100,000
Changes in timing differences and other	48,000	336,000	459,000
Effect of foreign exchange changes on U.S. loss carry-forwards	-	(17,000)	(52,000)
Expired losses	-	-	-
Changes in unrecognized deferred income tax assets	(122,000)	200,000	(758,000)
Adjustments due to effective tax rate attributable to U.S. tax on subsidiaries	13,000	-	(517,000)
Total deferred and current income tax recovery (expense)	$11,000	$296,000	$(1,750,000)

The approximate tax effects of each type of temporary difference that gives rise to deferred income tax assets (liabilities) recognized in these consolidated financial statements are as follows:

	January 31, 2020	January 31, 2019
Non-capital losses carried forward	$20,000	$-
Reclamation provision	-	-
Exploration and evaluation assets	(62,000)	(55,000)
Equipment and other	(2,000)	-
Net deferred income tax assets (liabilities)	$(44,000)	$(55,000)

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

15. INCOME TAXES (continued)

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deferred tax assets (liabilities) are summarized as follows:

	January 31, 2020	January 31, 2019
Non-capital losses carried forward	$2,662,000	$2,539,000
Equipment and other	4,000	4,000
Investments	-	-
Exploration and evaluation assets	734,000	734,000
Unrecognized deductible temporary differences	$3,400,000	$3,277,000

At January 31, 2020, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $9,860,000 (2019 - $9,402,000). These losses are available to reduce taxable income earned by the Canadian parent company in future years and expire as follows between 2026 and 2039. As at January 31, 2020 and 2019, the Company also had $2,717,155 of deductible temporary differences related to exploration and evaluation assets which may be carried forward indefinitely, subject to certain restrictions.

16. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the years ended January 31, 2020, 2019, and 2018.

The Company has non-current assets other than financial instruments and deferred tax assets in the following geographic locations:

	January 31, 2020	January 31, 2019

Canada	$-	$-
USA	280,079	236,887
	$280,079	$236,887

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2020, 2019, and 2018 (Expressed in Canadian dollars)

COVID-19

Currently, the Company’s corporate office has been working remotely and there have been no cases of COVID-19 with any of the Company’s directors, officers, employees and consultants as of the report date of these consolidated financial statements.

The Company remains flexible both financially and operationally to adjust to the changing situation as appropriate and we will continue to monitor the situation and provide updates accordingly.

Normal Course Issuer Bid

Subsequent to January 31, 2020, pursuant to the 2019-2020 NCIB (see Note 9(c)), the Company repurchased and cancelled 518,500 common shares for proceeds of $254,826.

Option Exercises

Subsequent to January 31, 2020, the Company received gross proceeds of $170,875 from the issuance of common shares through exercises of 472,500 stock options.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORAL GOLD RESOURCES LTD.

Dated: May 27, 2020	By:	/s/ David Wolfin
David Wolfin,
Chief Executive Officer
(Principal Executive Officer)

