Form 40-F
period 2020-12-31
Nomad Royalty Co Ltd.
filed 2021-03-31
CIK 813639

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2020
Commission file number: 001-15688
NOMAD ROYALTY COMPANY LTD.
(Exact name of registrant as specified in its charter)

Québec, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code)	(I.R.S. Employer identification number)
1275 avenue des Canadiens-De-Montréal, Suite 500
Montreal, Québec, Canada H3B 0G4
(438) 538-7555
(Address and telephone number of registrant’s principal executive offices)
CT Corporation System
28 Liberty Street, New York, New York 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

    Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☑	Annual Information Form	☑	Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 565,429,124
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☑ No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☑
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
EXPLANATORY NOTE
Nomad Royalty Company Ltd. (“we”, “us”, “our”, the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on Form 40-F pursuant to the multi-jurisdictional disclosure system of the

Exchange Act. We are a “foreign private issuer” as defined under Rule 3b-4 under the Exchange Act. Our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.
FORWARD LOOKING STATEMENTS
This annual report on Form 40-F, or Annual Report, and the documents incorporated herein by reference contain forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•the COVID-19 pandemic,
•changes in commodity prices,
•limited or lack of control over the operation of properties and the operators’ failure to perform or decision to cease or suspend operations,
•adverse developments related to any material projects on material properties,
•failure to achieve commercial production by properties,
•changes in operators and any failure of such operator,
•acquisition of interests in respect of speculative properties,
•limited access to data and disclosure regarding the operation of properties,
•dependence on the operators for the calculation of certain payments,
•dependence on the payment or delivery by the owners and operators of the properties,
•global financial conditions,
•counterparty and liquidity risk,
•failure by operators to honour royalty, stream and other interests,
•unsecured or subordinated interests,
•foreign exchange,
•failure by operators to replace depleted mineral reserves and mineral resources,
•acquisitions involving the issuance of the Company’s securities or the incurrence of indebtedness,
•increased competition for royalties, streams and other interests,
•mergers and amalgamations,
•rights in favour of others or third parties,
•failure to obtain adequate or favourable financing,
•attraction and retention of qualified management and technical personnel,
•conflicts of interest,
•interpretation of tax legislation and accounting rules,
•inability to repay indebtedness and comply with obligations under future credit facilities,
•dependence on information systems,
•reputational damage,
•indirect exposure to many of the same risks affecting the owners and operators of properties,
•dependence on operators’ employees,
•differences between actual and estimated mineral reserves and mineral resources,
•uncertainty relating to inferred mineral resources,
•inaccuracy of production forecasts,
•exploration and development of mineral properties,
•defects in title to properties underlying the Company’s interests,
•litigation affecting the properties underlying the Company’s interests,

•defects or disputes relating to the Company’s interests,
•challenges and risks associated with an expansion of Company’s business beyond the acquisition of royalties, streams or other interests,
•delays or a failure by an operator to obtain, comply with or maintain property rights,
•permits and licences, construction, development and/or expansion in relation to the mines, projects and properties in respect of which the Company holds an interest,
•environmental and endangered species laws and regulations,
•international climate change initiatives,
•foreign jurisdictions and developing economies,
•changes in government regulation,
•operations in developing economies,
•corruption and anti-bribery law violations,
•availability of adequate infrastructure,
•indigenous peoples,
•environment, social and governance (ESG) matters,
•adverse tax consequences of foreign income,
•uninsured risks,
•loss of entire investment,
•market fluctuations,
•sale or issuance of a significant number of common shares into public markets,
•significant influence of the Orion Group,
•future offerings of debt securities,
•issuance of additional equity,
•discretionary issuance of dividends,
•no existing trading market for preference shares, subscription receipts, warrants, debt securities or units,
•issuance of unsecured debt,
•discretion concerning the use of proceeds,
•increased costs as a result of being a public company in Canada and the United States, and
•whether or not the Company is determined to be a “passive foreign investment company” under applicable U.S. federal income tax rules.
Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking statements and circumstances discussed in this Annual Report and the documents incorporated by reference may not occur, and you should not place undue reliance on these forward-looking statements. We discuss many of our risks in greater detail under the “Risk Factors” section of our annual information form attached hereto as Exhibit 99.1, but additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also adversely affect the forward-looking statements, our business, financial condition and prospects. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Annual Report, and particularly our forward-looking statements, with these cautionary statements.

NOTE TO UNITED STATES READERS
We are permitted under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission, or SEC, to prepare this annual report on Form 40-F, or Annual Report, in accordance with Canadian disclosure requirements, which differ from those of the United States.
The Company’s financial statements, including those in the exhibits attached to this Annual Report, are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, referred to herein as "IFRS". IFRS differs in some significant respects from U.S. GAAP, and thus the Company’s financial statements may not be comparable to the financial statements of United States companies. These differences between IFRS and U.S. GAAP might be material to the financial information presented in this Annual Report. In addition, differences may arise in subsequent periods related to changes in IFRS or U.S. GAAP or due to new transactions we enter into. We are not required to prepare a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and have not quantified such differences.

RESOURCE AND RESERVE ESTIMATES
Unless otherwise indicated, all scientific and technical information, including mineral resource and mineral reserve estimates, included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the ”SEC”), and scientific and technical information, including mineral resource and mineral reserve estimates, contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies subject to technical disclosure requirements of the SEC.
Mineral reserves and mineral resources presented in the documents incorporated by reference into this Annual Report have been estimated as at December 31, 2020 (unless otherwise noted) in accordance with NI 43-101, as required by Canadian securities regulatory authorities. Mineral resources are reported on an inclusive basis and include all areas that form reserves. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, as required by NI 43-101. Under the MJDS, the Company is permitted to use its Canadian disclosures, including reserve and resource disclosures pursuant to NI 43-101, to satisfy certain United States periodic reporting obligations. As a result, the Company does not report reserves and resources under the SEC Modernization Rules, and as such, the Company’s mineral reserve and mineral resource disclosure may not be directly comparable to the disclosures made by domestic United States issuers or non-domestic United States issuers that do not rely on MJDS.
Investors are also cautioned that while NI 43-101 and subpart 1300 of SEC Regulation S-K recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” disclosed in this AIF are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.
ANNUAL INFORMATION FORM
The annual information form of the Company for the fiscal year ended December 31, 2020, is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019, including the reports of the independent registered public accounting firms thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s management's discussion and analysis for the year ended December 31, 2020 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.
CONTROLS AND PROCEDURES
DISCLOSURE CONTROL AND PROCEDURES
At the end of the period covered by this Annual Report for the fiscal year ended December 31, 2020, an evaluation was carried out by our President and Chief Executive Officer, or CEO, and by our Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13(a)-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND AUDITOR’S ATTESTATION REPORT
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the period covered by this Annual Report, no change occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
AUDIT COMMITTEE
The Registrant has an audit committee, or Audit Committee, comprised of four independent directors, namely: Matthew Gollat, Susan Kudzman, Jamie Porter and Robin Weisman.
The Audit Committee reviews the financial statements of the Registrant and performs other duties, as described in the Audit Committee’s charter adopted by the board of directors and attached as Schedule

“A” to the Annual Information Form of the Registrant for the year ended December 31, 2020 filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.
All four members of the Audit Committee are financially literate and are independent as that term is defined by the Toronto Stock Exchange’s listing standards applicable to the Company. The board of directors has determined that Jamie Porter is the financial expert of the Audit Committee. The SEC has indicated that the designation or identification of Jamie Porter as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Jamie Porter that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
The details mentioned hereunder describe the education and experience of the Audit Committee members that is relevant to the performance of their responsibilities, in particular any experience in preparing, auditing, analyzing and evaluating financial statements.
Matthew Gollat: Matthew Gollat is an accomplished executive with more than 11 years of broad experience in the mining industry from exploration through development and production. Mr. Gollat is currently Vice-President, Business Development at Premier Gold and has worked in various capacities with increasing responsibility at Premier since 2008. During his tenure at Premier Gold, he worked on several initiatives including financings, the creation of, development and spin-out of Premier Royalty Corporation, as well as key transactions including the Trans-Canada Property joint venture, the South Arturo acquisition and the Mercedes mine acquisition and transition. Mr. Gollat holds an Honours Bachelor of Commerce degree from Lakehead University and completed the Certificate in Mining Studies Program through the University of British Columbia.
Susan Kudzman: Susan Kudzman is a corporate director and a specialist in risk management and an actuary, having retired in October 2018 as the Executive Vice-President, Chief Risk Officer and Corporate Affairs at Laurentian Bank of Canada, a position she had held beginning in 2014. She has also held the position of Chief Risk Officer at the Caisse de dépôt et placement du Québec. Ms. Kudzman is currently chair of the board of directors of Yellow Pages Limited and a member of the board of directors of PSP Investments, FinanceIt Canada Inc., Medavie Blue Cross, and Transat A.T. Inc. Ms. Kudzman holds a bachelor’s degree in Actuarial Science and the titles of Fellow of the Canadian Institute of Actuaries (FCIA), Fellow of the Society of Actuaries (FSA) and Certified Enterprise Risk Analyst (CERA).
Jamie Porter: Jamie Porter has over 20 years of progressive experience in the mining industry. Mr. Porter joined Alamos Gold in 2005 and has served as Alamos’ Chief Financial Officer since 2011. Prior to joining Alamos Gold, Mr. Porter was Controller and Corporate Secretary for a Central American-based gold producer, and prior thereto started his career at PricewaterhouseCoopers LLP. Mr. Porter was a director of Canadian Feed the Children, a registered charity in Canada, from 2009 to 2016 and currently serves on the Canada Advisory Board for FM Global and is a director of the World Gold Council. He holds a Bachelor of Administrative and Commercial Studies degree from the University of Western Ontario and is a Chartered Professional Accountant in Canada and the United States.
Robin Weisman: Robin Weisman has spent more than 30 years in finance in a variety of industries. Ms. Weisman has held the position of principal investment officer with the mining group of the International Finance Corporation, a member of the World Bank Group, investing in projects in the emerging markets. Her career has also included experience with Standard Chartered Bank, Citicorp Investment Bank and CBS Television Network. Ms. Weisman holds an MBA from the University of Chicago and a Bachelor of Science degree from the University of Illinois. Ms. Weisman has completed the Director Education Program offered by the Institute of Corporate Directors and currently sits on the board of directors of two companies listed on the TSX in the natural resource sector, B2Gold Corp. and INV Metals Inc.

Each member of the Audit Committee has acquired in-depth financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in the Registrant’s financial statements.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Aggregate fees billed by our independent auditors, for the fiscal years ended December 31, 2020 and 2019 are as follows:
AUDITORS FEES

Fees	Fiscal year ended December 31, 2020(1) (C$)	Fiscal year ended December 31, 2019(4) (C$)

Audit fees(5)	298,706(2)	16,500
Audit-related fees	—	—
Tax fees(6)	193,392(3)	1,950
All other fees	—	—
Total:	492,098	18,450

(1)
Morgan & Company LLP, Chartered Professional Accountants, ceased to be auditor of the Company on June 2, 2020 and PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, became the auditor of the Company on June 2, 2020.

(2)
Of these fees, C$282,438 were billed by PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, the current auditor of the Company and C$16,268 were billed by Morgan & Company LLP, Chartered Professional Accountants, the former auditor of the Company.

(3)	These fees were billed by PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, the current auditor of the Company.
(4)	These fees were billed by Morgan & Company LLP, Chartered Professional Accountants, the former auditor of the Corporation.
(5)
Fees incurred by the Company's independent auditors for professional services related to the audit of the consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, and include C$80,313 for professional fees in relation with the filing of the Company’s short form base shelf prospectus dated September 30, 2020 and a prospectus supplement dated December 7, 2020. An amount of C$62,398 was reimbursed by Yamana Gold Inc. ("Yamana") to the Company in connection with the filing of the prospectus supplement dated December 7, 2020 and at the secondary offering by Yamana of certain common shares the Company it was holding.

(6)
Fees incurred by the Company's independent auditors for tax compliance, tax advice and tax planning services, including the structuring of the Orion Vend In and the Yamana Vend In transactions (as such terms are defined in Exhibit 99.1 - Annual information form for the year ended December 31, 2020), the continuation of two acquired entities under the Canada Business Corporations Act and for the acquisitions of Valkyrie Royalty Inc. and Coral Gold Resources Ltd.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The Audit Committee charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, which pre-approval may be delegated to any member of the Audit Committee. The Company also requires pre-approval of all audit services to be provided by its external auditors. All audit and non-audit services performed by the Company’s external auditors for the fiscal year ended December 31, 2020, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.
CODE OF ETHICS
The Company has adopted a code of ethics for all of its directors, officers and employees, or Code of Ethics. The Code of Ethics has been posted on the Company’s website and is available at www.nomadroyalty.com. Such policy has also been posted on the Company’s website and is also available at www.nomadroyalty.com. The Company undertakes to provide to any person without charge, upon request, a copy of the Code of Ethics. In order to obtain such document, a written request must be made to the Corporate Secretary of the Company at the following address: 1275 avenue des Canadiens-De-Montréal, Suite 500, Montreal, Québec, Canada H3B 0G4.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
As of December 31, 2020, the Company had the following known contractual obligations.

Contractual Obligations	Total	Estimated payment date
(in thousands of U.S. dollars)		2021	2022
Financial liabilities	$	$	$
Deferred Payment Liability	10,000	—	10,000
Total	10,000	—	10,000

NOTICE PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2020, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
UNDERTAKINGS
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the staff of the SEC, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Registrant is filing concurrently with the filing of this annual report on Form 40-F with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

NOMAD ROYALTY COMPANY LTD.

By:	/s/ Elif Lévesque
	Name:	Elif Lévesque
	Title:	Chief Financial Officer

Date: March 30, 2021
EXHIBIT INDEX

Exhibit

99.1	Annual information form for the year ended December 31, 2020
99.2	Audited consolidated financial statements for the years ended December 31, 2020 and 2019
99.3	Management’s Discussion and Analysis for the year ended December 31, 2020
99.4	Certificate of CEO pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of CFO pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of CEO pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of CFO pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of KPMG LLP
99.10	Consent of Vincent Cardin-Tremblay
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase