Form 40-F
period 2021-12-31
Nomad Royalty Co Ltd.
filed 2022-03-31
CIK 813639

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
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
Puglisi & Associates
850 Library Avenue, Newark, Delaware 19711
(302) 738-6680
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares	NSR	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☑	Annual Information Form	☑	Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 56,684,334
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
Nomad Royalty Company Ltd. (“we”, “us”, “our”, the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act (“MJDS”). We are a “foreign private issuer” as defined under Rule 3b-4 under the Exchange Act. Our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This annual report on Form 40-F, or Annual Report, and the documents incorporated herein by reference contain forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•the COVID-19 pandemic,
•changes in commodity prices,
•volatility resulting from the current conflict in Ukraine,
•limited or lack of control over the operation of properties and the operators’ failure to perform or decision to cease or suspend operations,
•adverse developments related to any material projects on material properties,
•failure to achieve commercial production by properties,
•changes in operators and any failure of such operator,
•acquisition of interests in respect of speculative properties,
•limited access to data and disclosure regarding the operation of properties,
•dependence on the operators for the calculation of certain payments,
•dependence on the payment or delivery by the owners and operators of the properties,
•global financial conditions,
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
Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking statements and circumstances discussed in this Annual Report and the documents incorporated by reference may not occur, and you should not place undue reliance on these forward-looking statements. We discuss many of our risks in greater detail under the “Risk Factors” section of our annual information form for the year ended December 31, 2021 attached hereto as Exhibit 99.1, but additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also adversely affect the forward-looking statements, our business, financial condition and prospects. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Annual Report, and particularly our forward-looking statements, with these cautionary statements.

NOTE TO UNITED STATES READERS
We are permitted under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission, or SEC, to prepare this annual report on Form 40-F, or Annual Report, in accordance with Canadian disclosure requirements, which differ from those of the United States.
The Company’s consolidated financial statements, including those in the exhibits attached to this Annual Report, are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, referred to herein as "IFRS". IFRS differs in some significant respects from U.S. GAAP, and thus the Company’s consolidated financial statements may not be comparable to the financial statements of United States companies. These differences between IFRS and U.S. GAAP might be material to the financial information presented in this Annual Report. In addition, differences may arise in subsequent periods related to changes in IFRS or U.S. GAAP or due to new transactions we enter into. We are not required to prepare a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and have not quantified such differences.
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
Mineral reserves and mineral resources presented in the documents incorporated by reference into this Annual Report have been estimated as at December 31, 2021 (unless otherwise noted) in accordance with NI 43-101, as developed by Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mineral resources are reported on an inclusive basis and include all areas that form reserves.
For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, as required by NI 43-101. Under the MJDS, the Company is permitted to use its Canadian disclosures, including reserve and resource disclosures pursuant to NI 43-101, to satisfy certain United States periodic reporting obligations. As a result, Nomad does not report reserves and resources under the SEC Modernization Rules, and as such, Nomad’s mineral reserve and mineral resource disclosure may not be directly comparable to the disclosures made by domestic United States issuers or non-domestic United States issuers that do not rely on MJDS.
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
Accordingly, information contained in this Annual Report and the portions of documents incorporated by reference herein containing descriptions of the Company’s interests in mineral deposits held by third party mine operators may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
DOCUMENTS INCORPORATED BY REFERENCE
The following documents are filed as exhibits to this Annual Report and are hereby incorporated by reference herein:
Annual Information Form
The annual information form of the Company for the fiscal year ended December 31, 2021, is filed as Exhibit 99.1 (the ”2021 AIF”).
Audited Consolidated Financial Statements
The audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020, including the notes thereto and the report of the independent registered public accounting firm (PCAOB ID No. 271) thereon, is filed as Exhibit 99.2 (the ”Financial Statements”).
Management's discussion and analysis
The Company’s management's discussion and analysis for the year ended December 31, 2021 is filed as Exhibit 99.3 (the ”2021 MD&A”).
TAX MATTERS
Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.
CONTROLS AND PROCEDURES
Disclosure Control and Procedures
At the end of the period covered by this Annual Report for the fiscal year ended December 31, 2021, an evaluation was carried out by our Chief Executive Officer, or CEO, and by our Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). The information relating to the Company’s disclosure controls and procedures is included under the heading “Disclosure Controls and Procedures” in the 2021 MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.
Management Report on Internal Control over Financial Reporting and Auditor's attestation report
The information relating to the Company’s internal control over financial reporting is included under the heading “Management's Report on Internal Control over Financial Reporting” in the 2021 MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein. In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an EGC, which may be for as long as five years following its initial registration.
Changes in Internal Control over Financial Reporting
During the period covered by this Annual Report, no change occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE
The Registrant has an audit committee, or Audit Committee, comprised of four independent directors, namely: Jamie Porter (Chair), Matthew Gollat, Susan Kudzman and Robin Weisman.
The Audit Committee reviews the consolidated financial statements of the Registrant and performs other duties, as described in the Audit Committee’s charter adopted by the board of directors and attached as Schedule “A” to the Annual Information Form of the Registrant for the year ended December 31, 2021 filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.
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
Matthew Gollat: Matthew Gollat is an accomplished executive with more than 12 years of broad experience in the mining industry from exploration through development and production. Mr. Gollat is currently the Executive Vice President, Business & Corporate Development at i-80 Gold Corp., having taken on the role following the spin out of i-80 Gold Corp. from Premier Gold in April 2021. Prior to joining i-80 Gold Corp. in April 2021, Mr. Gollat was the Vice President, Business Development at Premier Gold and has worked in various capacities with increasing responsibility at Premier since 2008. During his tenure at Premier Gold, he worked on several initiatives including financings, the creation of, development and spin-out of Premier Royalty Corporation, as well as key transactions including the Trans-Canada Property joint venture, the South Arturo acquisition and the Mercedes Mine acquisition and transition. Mr. Gollat holds an Honours Bachelor of Commerce degree from Lakehead University and completed the Certificate in Mining Studies Program through the University of British Columbia.
Susan Kudzman: Susan Kudzman is a corporate director and specialist in risk management and an actuary, having retired in October 2018 as the Executive Vice-President, Chief Risk Officer and Corporate Affairs at Laurentian Bank of Canada, a position she had held beginning in 2014. She has also held the position of Chief Risk Officer at the Caisse de dépôt et placement du Québec. Ms. Kudzman is currently chair of the board of directors of Yellow Pages Limited and a member of the board of directors of PSP

Investments, Medavie Blue Cross, and Transat A.T. Inc. Ms. Kudzman holds a bachelor’s degree in Actuarial Science and the titles of Fellow of the Canadian Institute of Actuaries (FCIA), Fellow of the Society of Actuaries (FSA) and Certified Enterprise Risk Analyst (CERA).
Jamie Porter: Jamie Porter has over 20 years of progressive experience in the mining industry. Mr. Porter joined Alamos Gold in 2005 and has served as Alamos’ Chief Financial Officer since 2011. Prior to joining Alamos Gold, Mr. Porter was Controller and Corporate Secretary for a Central American-based gold producer, and prior thereto started his career at PricewaterhouseCoopers LLP. Mr. Porter was a director of Canadian Feed the Children, a registered charity in Canada from 2009 to 2016 and currently serves as a Director of the World Gold Council and on the Canadian Advisory Board of FM Global. He holds a Bachelor of Administrative and Commercial Studies degree from the University of Western Ontario and is a Chartered Professional Accountant in Canada and the United States.
Robin Weisman: Robin Weisman has spent more than 30 years in finance in a variety of industries. Ms. Weisman has held the position of principal investment officer with the mining group of the International Finance Corporation, a member of the World Bank Group, investing in projects in the emerging markets. Her career has also included experience with Standard Chartered Bank, Citicorp Investment Bank and CBS Television Network. Ms. Weisman holds an MBA from the University of Chicago and a Bachelor of Science degree from the University of Illinois. Ms. Weisman has completed the Director Education Program offered by the Institute of Corporate Directors and currently sits on the board of directors of one other company listed on the TSX in the natural resource sector, B2Gold Corp. Ms. Weisman is also a director of Kid Power DC, a non profit organisation.
Each member of the Audit Committee has acquired in-depth financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in the Registrant’s financial statements.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Aggregate fees billed by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants (”PwC”) and by our former auditor, Morgan & Company LLP, Chartered Professional Accountants (now Smythe LLP) (”Smythe”), as applicable, for the fiscal years ended December 31, 2021 and 2020 are as follows:
AUDITORS FEES

Fees	Fiscal year ended December 31, 2021 (C$)	Fiscal year ended December 31, 2020 (C$)

Audit fees	412,665(1)	298,706(2)(3)
Audit-related fees	33,077(4)	—
Tax fees	87,631(5)	193,392(6)
All other fees	—	—
Total:	533,373	492,098

(1)
Fees billed by PwC for professional services related to the audit and interim reviews of the consolidated financial statements of the Company for the year ended December 31, 2021 and include C$137,093 incurred in 2021 for professional fees related to the consent and comfort letters provided in connection with prospectuses and related regulatory filings.

(2)	Smythe ceased to be auditor of the Company on June 2, 2020 and PwC, became the auditor of the Company on June 2, 2020.
(3)	Of these fees, C$282,438 were billed by PwC and C$16,268 were billed by Smythe, the former auditor of the Company.
(4)	Fees incurred by PwC for professional services related to translation services for consolidated financial statements and management’s discussion and analysis reports.
(5)	Fees billed by PwC for tax compliance, tax advice and tax planning services.
(6)
Fees billed by PwC for tax compliance, tax advice and tax planning services, including the structuring of the vend-in transactions with the Orion Group and Yamana Gold Inc., the continuation of two acquired entities under the CBCA and for the acquisitions of all of the outstanding shares Valkyrie and Coral.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The Audit Committee charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, which pre-approval may be delegated to any member of the Audit Committee. The Company also requires pre-approval of all audit services to be provided by its external auditors. All audit and non-audit services performed by the Company’s external auditors for the fiscal year ended December 31, 2021, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.
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
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
As of December 31, 2021, the Company had the following known contractual obligations.

Contractual Obligations	Total	Estimated payment date
(in thousands of U.S. dollars)		2022	2023	2024	2025
Financial liabilities	$	$			$
Deferred Payment Liability	10,000	10,000	—	—	—
Revolving Credit Facility	68,750	—	—	—	68,750
Total	78,750	10,000	—	—	68,750

Information relating to the Registrant’s material cash requirements is also included under the headings “Liquidity and Capital Resources” and “Contractual Obligations and Commitments” in the 2021 MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.
NOTICE PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2021, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
COMPARISON WITH NEW YORK STOCK EXCHANGE GOVERNANCE RULES
The Company’s common shares are listed on the NYSE and the Toronto Stock Exchange (the “TSX”). As a foreign private issuer listed on the NYSE, the Company is generally permitted to follow the corporate governance practices and guidelines applicable to Canadian issuers under Canadian corporate and securities laws, including National Instruments 52-110 and 58-101 and National Policy 58-201, as well as the rules of the TSX. The Company is, however, required by Section 303A.11 of the NYSE Listed Company Manual to identify any significant ways in which its corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards.
The following are the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies listed on the NYSE:
•Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX Company Manual, on the other hand, does not require shareholder approval in all of those circumstances. The TSX rules require that shareholders approve the adoption of only those security-based compensation arrangements that provide for new issuances or potential issuances of securities from treasury. The Company follows the TSX rules with respect to the requirements for shareholder approval of security-based compensation arrangements and amendments thereto.
•Section 310.00 of the NYSE’s Listed Company Manual suggests that a listed company provide for a quorum for any meeting of the holders of the company’s common shares that is not less than a majority of the outstanding common shares. Our by-laws provide that one or more shareholders present in person and personally holding or representing by proxy not less than twenty percent (20%) of the issued and outstanding shares of the Company entitled to vote at the meeting, constitutes a quorum.
•Sections 303A.04 and 303A.05 require that a listed company have a nominating/corporate governance committee and compensation committee comprised entirely of independent directors. The Company’s Governance, Human Resources, Nominating and Compensation Committee’s Charter requires that a majority of Committee members be independent within the meaning of Canadian securities laws.
Except as stated above, the Company is in compliance with the rules generally applicable to U.S. domestic companies listed on the NYSE.
MINE SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2021, neither we nor any of our subsidiaries were subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.
UNDERTAKING
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
CONSENT TO SERVICE OF PROCESS
The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

NOMAD ROYALTY COMPANY LTD.

By:	/s/ Elif Lévesque
	Name:	Elif Lévesque
	Title:	Chief Financial Officer

Dated: March 30, 2022

EXHIBIT INDEX
The following documents are being filed with the SEC as exhibits to this Annual Report.

Exhibit

99.1	Annual information form for the year ended December 31, 2021
99.2	Audited consolidated financial statements for the years ended December 31, 2021 and 2020
99.3	Management’s Discussion and Analysis for the year ended December 31, 2021
99.4	Certificate of CEO pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of CFO pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of CEO pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of CFO pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Vincent Cardin-Tremblay
99.10	Consent of Johan Odendaal
99.11	Consent of Daniel (Daan) van Heerden
99.12	Consent of Uwe Engelmann
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)